Form 20-F
period 2013-12-31
Avianca Holdings S.A.
filed 2014-04-30
CIK 1575969

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36142

AVIANCA HOLDINGS S.A.

(Exact name of registrant as specified in its charter)

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Republic of Panama

(Jurisdiction of incorporation or organization)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Andrés Felipe Ruiz Vesga

Tel: (57+1) - 587 77 00 ext. 7575 — Fax: (57+1) - 423 55 00 ext. 2544/2474

Address: Avenida calle 26 # 59 – 15 P5, Bogotá, Colombia

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 8 Preferred Shares, with a par value of $0.125 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:

Common Shares — 665,800,003

Preferred Shares — 335,407,917

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐    (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and “Avianca Holdings” to refer to Avianca Holdings S.A., together with its subsidiaries, except where the context requires otherwise.

IFRS Financial Statements

On December 11, 2012, our board of directors approved our adoption of International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This annual report includes our audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS.

Non-IFRS Financial Measures

This annual report includes certain references to non-IFRS measures such as our Adjusted EBITDAR and Adjusted EBITDAR margin. See “Item 3. Key Information—Part A. Selected Financial Data” for a discussion of our use of Adjusted EBITDAR in this annual report, including the reasons why we believe this information is useful to management and to investors, and a reconciliation of Adjusted EBITDAR to net profit. These supplemental financial measures are not prepared in accordance with IFRS. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDAR and Adjusted EBITDAR margin, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Adjusted EBITDAR is commonly used in the airline industry to view operating results before depreciation, amortization and aircraft operating lease charges, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. However, Adjusted EBITDAR should not be considered as an alternative measure to operating profit, as an indicator of operating performance, as an alternative to operating cash flows or as a measure of our liquidity. Adjusted EBITDAR as calculated by us and as presented in this annual report may differ materially from similarly titled measures reported by other companies due to differences in the way these measures are calculated. Adjusted EBITDAR has important limitations as an analytical tool and should not be considered in isolation from, or as a substitute for an analysis of, our operating results as reported under IFRS. Some of the limitations are:

•	Adjusted EBITDAR does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDAR does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDAR does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements;

•	Adjusted EBITDAR does not reflect expenses related to leases of flight equipment and other related expenses; and

•	other companies may calculate Adjusted EBITDAR or similarly titled measures differently, limiting its usefulness as a comparative measure.

Currency Presentation

In this annual report, references to “dollars,” “U.S. dollars” and “$” are to the currency of the United States and references to “Colombian pesos,” “Pesos” and “COP” are to the currency of Colombia. The meaning of the word “billion” in the Spanish language is different from that in American English. In the Spanish language, as used in Colombia, a “billion” is a million millions, which means the number of 1,000,000,000,000, while in American English a “billion” is a thousand millions, which means 1,000,000,000. In this annual report, the meaning of billion is as used in American English.

We have converted certain U.S. dollar amounts presented in this annual report from Colombian peso amounts solely for the convenience of the reader. We make no representation that the peso or dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Colombian pesos at the rates shown in this annual report or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Colombian pesos. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date.

The rates set forth in this annual report for conversion of COP into U.S. dollars are the rates published by the Colombian Central Bank (Banco de la República, or the Central Bank) as reported by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or the SFC).

On March 31, 2014, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 1,965.3 per US$1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.”

IFRS does not currently require us to adjust our financial statements for inflation. Colombia experienced inflation rates of 3.7%, 2.4% and 1.9% for the years ended December 31, 2011, 2012 and 2013, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE.

Rounding

Certain figures included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

MARKET DATA

This annual report contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American air transportation market. This information has been derived from a variety of sources, including the Civil Aviation Authority of Colombia (Unidad Administrativa Especial de Aeronáutica Civil), the Civil Aviation Authority of El Salvador (Autoridad de Aviación Civil), the Civil Aviation Authority of Costa Rica (Dirección General de Aviación Civil), the Civil Aviation Authority of Peru (Dirección General de Aviación Civil), the Civil Aviation Authority of Ecuador (Dirección General de Aviación Civil), the International Air Transport Association, or IATA, the Latin American and Caribbean Air Transport Association, or ALTA, and other third-party sources, governmental agencies or industry or general publications.

Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodologies and terminologies used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, sources other than us use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information contained herein concerning competitive positions, market shares, market sizes, market growth or other similar data that is based upon third-party sources or industry or general publications, we consider these sources and publications to be generally reliable.

CERTAIN TERMS

This annual report contains terms relating to operating performance that are commonly used in the airline industry and are defined as follows:

“Aircraft utilization” represents the average number of block hours operated per day per aircraft for an aircraft fleet.

“Available seat kilometers,” or ASKs, represents aircraft seating capacity multiplied by the number of kilometers the seats are flown.

“Available ton kilometers,” or ATKs, represents cargo ton capacity multiplied by the number of kilometers the cargo is flown.

“Block hours” refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“CASK excluding fuel” represents operating expenses other than fuel divided by available seat kilometers (ASKs).

“Code share alliance” refers to our code share agreements with other airlines with whom we have business arrangements to share the same flight. A seat can be purchased on one airline but is actually operated by a cooperating airline under a different flight number or code. The term “code” refers to the identifier used in flight schedules, generally the two-character IATA airline designator code and flight number. Code share alliances allow greater access to cities through a given airline’s network without having to offer extra flights, and makes connections simpler by allowing single bookings across multiple planes.

“Cost per available seat kilometer,” or CASK, represents operating expenses divided by available seat kilometers (ASKs).

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized and is calculated by dividing revenue passenger kilometers by available seat kilometers (ASKs).

“Operating revenue per available seat kilometer,” or RASK, represents operating revenue divided by available seat kilometers (ASKs).

“Revenue passenger kilometers,” or RPKs, represent the number of kilometers flown by revenue passengers.

“Revenue passengers” represents the total number of paying passengers (which do not include passengers redeeming LifeMiles (previously known as AviancaPlus or Distancia) frequent flyer miles or other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

“Revenue ton kilometers,” or RTKs, represents the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.

“Technical dispatch reliability” represents the percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case due to technical problems.

“Yield” represents the average amount one passenger pays to fly one kilometer, or passenger revenue divided by revenue passenger kilometers (RPKs).

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions, , “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador, Venezuela and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threat or outbreak of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy and integrate acquisitions;

•	our ability to successfully implement our fleet modernization program;

•	our ability to obtain financing and the terms of such financing; and

•	the risk factors discussed under “Item 3. Key Information—Part D. Risk Factors” beginning on page 7.

v

The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected summary consolidated financial and operating data as of the dates and for the periods indicated. We prepare consolidated financial statements in accordance with IFRS as issued by the IASB in U.S. dollars. You should read this information in conjunction with our consolidated financial statements together with the notes thereto included in this annual report, “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects.”

The selected consolidated financial information as of January 1, 2011 (the date of our transition to IFRS) and December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

On December 11, 2012, our board of directors approved our adoption of IFRS. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

	As of December 31,			As of January 1,
	2013	2012	2011	2011
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$735,577	$402,997	$288,726	$274,171
Restricted cash	23,538	6,547	1,815	7,753
Available-for-sale securities	—	19,460	—	6,500
Accounts receivable, net of provision for doubtful accounts	276,963	202,962	186,353	161,349
Accounts receivable from related parties	26,425	29,427	7,836	9,716
Expendable spare parts and supplies, net of provision for obsolescence	53,158	48,796	45,235	48,079
Prepaid expenses	46,745	54,512	51,603	43,333
Assets held for sale	7,448	9,832	28,339	9,091
Deposits and other assets	125,334	105,028	295,609	194,102

Total current assets	1,295,188	879,561	905,516	754,094
Non-current assets:
Available-for-sale securities	14,878	13,165	30,052	25,123
Deposits and other assets	189,176	221,558	221,712	181,644
Accounts receivable, net of provision for doubtful accounts	32,441	64,540	41,755	34,950
Accounts receivable from related parties	—	24,001	56,167	55,890
Intangible assets	363,103	344,908	340,496	331,515
Deferred tax assets	50,893	73,644	70,513	76,693
Property and equipment, net	3,233,358	2,699,546	2,309,477	2,156,795

Total non-current assets	3,883,849	3,441,362	3,070,172	2,862,610

Total assets	$5,179,037	$4,320,923	$3,975,688	$3,616,704

	As of December 31,			As of January 1,
	2013	2012	2011	2011
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$314,165	$282,145	$283,520	$285,000
Accounts payable	509,129	488,568	449,695	366,460
Accounts payable to related parties	7,553	7,309	13,746	2,909
Accrued expenses	134,938	181,802	119,235	101,674
Provisions for legal claims	14,984	7,903	11,060	43,021
Provisions for return conditions	33,033	7,598	10,987	10,939
Employee benefits	52,392	57,241	44,390	45,675
Air traffic liability	564,605	468,789	417,745	389,957
Other liabilities	27,432	29,470	38,333	40,914

Total current liabilities	1,658,231	1,530,825	1,388,711	1,286,549
Non-current liabilities:
Long-term debt	1,951,330	1,572,299	1,375,994	1,505,912
Accounts payable	2,735	3,041	19,596	35,052
Provisions for return conditions	56,065	59,297	57,792	27,807
Employee benefits	276,284	400,831	340,366	317,016
Deferred tax liabilities	7,940	2,528	2,134	1,008
Other liabilities non-current	11,706	—	—	—

Total non-current liabilities	2,306,060	2,037,996	1,795,882	1,886,795

Total liabilities	3,964,291	3,568,821	3,184,593	3,173,344
Equity:
Common stock	83,225	92,675	92,675	100,163
Preferred stock	41,398	19,473	19,988	—
Additional paid-in capital on common stock	236,342	263,178	263,178	284,444
Additional paid-in capital on preferred stock	467,498	270,061	279,112	—
Retained earnings	351,102	68,153	96,167	21,317
Revaluation and other reserve	28,857	25,418	27,059	25,510

Total equity attributable to the Company	1,208,422	738,958	778,179	431,434
Non-controlling interest	6,324	13,144	12,916	11,926

Total equity	1,214,746	752,102	791,095	443, 360

Total liabilities and equity	$5,179,037	$4,320,923	$3,975,688	$3,616,704

	For the Year Ended December 31,
	2013	2012	2011
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,862,397	$3,550,559	$3,182,953
Cargo and other	747,207	719,097	611,475

Total operating revenue	4,609,604	4,269,656	3,794,428

Operating expenses:
Flight operations	82,872	84,774	79,934
Aircraft fuel	1,325,763	1,305,396	1,123,547
Ground operations	343,812	321,552	279,607
Aircraft rentals	273,643	255,566	214,861
Passenger services	143,512	132,823	115,049
Maintenance and repairs	188,659	222,705	228,280
Air traffic	180,140	169,650	177,407
Sales and marketing	584,468	522,645	500,822
General, administrative and other	257,273	206,666	184,700
Salaries, wages and benefits	674,951	644,901	561,331
Depreciation, amortization and impairment	169,580	122,080	126,507

Total operating expenses	4,224,673	3,988,758	3,592,045

Operating profit	384,931	280,898	202,383
Interest expense	(113,330)	(122,112)	(90,778)
Interest income	11,565	25,006	33,649
Derivative instruments	(11,402)	(24,042)	(3,164)
Foreign exchange	23,517	(56,788)	1,600

Profit before income tax	295,281	102,962	143,690
Total income tax expense	(46,460)	(64,705)	(43,814)

Net profit for the year	$248,821	$38,257	$99,876
Net profit attributable to equity holders of the parent	257,493	35,141	98,886
Net profit attributable to non-controlling interest	(8,672)	3,116	990
Basic and diluted earnings per share (common and preferred)	0.27	0.04	0.11
Basic and diluted earnings per ADS	2.16	—	—
Common and preferred share dividends per share (COP/US$)(1)	75 / 0.04	75 / 0.04	50 / 0.03
Common shares at period end	665,800,003	741,400,000	741,400,000
Preferred shares at period end	331,187,285	155,784,429	159,907,920
Weighted average of common shares used in computing earnings per share (thousands)	728,800	741,400	761,369
Weighted average of preferred shares used in computing earnings per share (thousands)	184,854	158,081	114,939

CASH FLOW DATA
Net cash provided by operating activities	$544,642	$391,226	$330,312
Net cash (used in) investing activities	(483,259)	(300,805)	(371,179)
Net cash provided by financing activities	289,294	16,744	57,001

OTHER FINANCIAL DATA
Adjusted EBITDAR(2)	$828,154	$658,544	$543,751
Operating margin(3)	8.4%	6.6%	5.3%
Adjusted EBITDAR margin(4)	18.0%	15.4%	14.3%

	For the Year Ended December 31,
	2013	2012	2011
OPERATING DATA (Unaudited)(5)(6)
Total passengers carried (in thousands)	24,625	23,093	20,455
Revenue passengers carried (in thousands)(7)	23,865	22,425	19,909
Revenue passenger kilometers (RPK) (in millions)(8)	31,186	29,072	26,368
Available seat kilometers (ASK) (in millions)(9)	38,762	36,545	33,136
Load factor(10)	80.5%	79.6%	79.6%
Block hours(11)	483,204	466,439	429,712
Average daily aircraft utilization(12)	10.1	10.2	9.9
Average one-way passenger fare	161.8	158	160
Yield(13)	12.4	12.2	12.1
Passenger revenue per ASK (PRASK)(14)	10.0	9.7	9.6
Operating revenue per ASK (RASK)(15)	11.9	11.7	11.5
Cost per ASK (CASK)(16)	10.9	10.9	10.8
CASK excluding fuel	7.5	7.3	7.4
Revenue ton kilometers (RTK)(17)	838	748	695
Available ton kilometers (ATK)(18)	1,403	1,198	1,087
Gallons of fuel consumed (in thousands)	406,143	388,066	350,122
Average price of jet fuel into plane (net of hedge) (US$/gallon)	3.27	3.33	3.15
Average stage length (kilometers)(19)	1,025	1,056	1,063
On-time domestic departure(20)	67.4%	66.4%	70.1%
On-time international departure(21)	80.4%	79.2%	79.3%
Completion rate(22)	98.0%	98.3%	98.3%
Technical dispatch reliability(23)	99.4%	99.5%	99.3%
Departures	253,967	247,365	228,056
Average daily departures	696	678	627
Airports served at period end	98	98	110
Routes served at period end	170	169	168
Direct sales as % of total sales(24)	31.0%	33.3%	32.1%
Full-time employees and cooperative members at period end	19,153	18,071	17,360
Revenue per full-time employee plus cooperative members (US$)	241	236	219

(1)	Dividends of 75/0.04 COP/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012. Dividends of 50/0.03 COP/US$ per share were declared in March 2012 and paid in April 2012 based on profits for the year 2011.
(2)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization and impairment and aircraft rentals, minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit to Adjusted EBITDAR for the specified periods:

	Year Ended December 31,
	2013	2012	2011
Net profit for the year	$248,821	$38,257	$99,876
Add: Income tax expense	46,460	64,705	43,814
Add: Depreciation, amortization and impairment	169,580	122,080	126,507
Add: Aircraft rentals	273,643	255,566	214,861
Minus: Interest expense	(113,330)	(122,112)	(90,778)
Minus: Interest income	11,565	25,006	33,649
Minus: Derivative instruments	(11,402)	(24,042)	(3,164)
Minus: Foreign exchange	23,517	(56,788)	1,600

Adjusted EBITDAR	$828,154	$658,544	$543,751

(3)	Operating margin represents operating profit divided by total operating revenue.
(4)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(5)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(6)	Operating data does not include regional operations in Central America except for airports served at period end, routes served, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(7)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(8)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(9)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(10)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(11)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(12)	Average number of block hours operated per day per average number of passenger aircraft.
(13)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(14)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(15)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(16)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(17)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.
(18)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(19)	The average number of kilometers flown per flight.
(20)	Percentage of domestic scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(21)	Percentage of international scheduled flights that depart from the gate within 15 minutes of the scheduled departure time.
(22)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 48 hours’ notice).
(23)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(24)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us that we currently believe may materially affect us.

Risks Relating to Our Company

Our recent growth and profitability may not be sustainable.

Since our February 1, 2010 combination of Aerovías del Continente Americano—Avianca S.A., or Avianca, and Grupo Taca Holdings Limited, or Taca, we have grown significantly and have been profitable. Since that date, we have benefited from favorable external circumstances that may not continue, including, among others, growth in the overall market for air travel in Latin America and favorable political and economic conditions in Colombia, Peru and much of Central America. Prospective investors should understand that our future results of operations are subject to significant uncertainties, and that our past results (and improvements in market share) may not be indicative of our future performance.

We seek to continue to grow by expanding our service to new markets and by increasing the frequency of our flights to some of the markets we currently serve. For example, we plan to begin operating a new route to between Bogotá and London in July 2014. We cannot assure you, however, that any such future growth will improve our overall profitability. When we commence a new route, our load factors tend to be lower than those on our established routes, and our advertising and other promotional costs tend to be higher, which may result in initial losses that would have a negative impact on our consolidated results of operations as well as require a substantial amount of cash to fund. We also periodically offer special promotional fares, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect.

Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 13.5%, 5.4%, 8.2% and 6.9% in 2010, 2011, 2012 and 2013, respectively. We cannot give you any assurance that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. For example, due to difficulties in repatriating funds from Venezuela, we have significantly reduced our service to Venezuela. Our revenues from operations in Venezuela were significant in 2013. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.” In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

We may not be able to achieve all the anticipated benefits of the combination of Avianca and Taca.

We became the parent company of Avianca and Taca in February 2010 in connection with the combination of Avianca and Taca, two large and complex airlines that had previously operated as competitors. The success of the combination of Avianca and Taca depends in large part on our ability to achieve anticipated synergies from the streamlining of operations and personnel, increased economies of scale, new product and service offerings and organic growth. We are in the final stages of our initial phase of our integration, which consists of the commercial integration of our fleets, networks and certain revenue management practices, but we still face challenges in implementing the second phase of operational integration, which focuses on achieving improved operating efficiencies from synergies and economies of scale. There is a risk that we may not be able to complete this integration in a manner that achieves the revenue synergies, cost savings and growth opportunities in the time, manner or amounts that we seek, if at all.

Challenges we face in the ongoing integration process include, among others, the following:

•	integrating differing customer service practices and corporate cultures in order to provide a unified and superior client experience in each of the jurisdictions in which we now operate;

•	integrating our network and various hubs and focus markets to optimize our network coverage and service offerings across the region;

•	integrating and simplifying our fleet to optimize aircraft utilization and related operating expenses, including consolidating multi-jurisdictional maintenance and regulatory compliance costs;

•	streamlining human resources and differing management structures while retaining highly qualified personnel;

•	integrating different accounting, information technology and management systems;

•	maintaining customer loyalty while consolidating our frequent flyer and other loyalty programs and repositioning our brand and promotional efforts; and

•	encountering unforeseen expenses, delays or liabilities that could exceed the savings that we seek to achieve from the elimination of duplicative expenses and the realization of greater efficiencies from increased scale and market integration, other efficiencies and cost savings.

In addition, the integration process itself presents significant management challenges and is time consuming and disruptive, as it requires coordination of geographically diverse organizations. As a result, the integration process may divert our management’s attention from the day-to-day operation of our core businesses. Any such diversion could adversely affect our ability to maintain good relations with our customers, suppliers, employees, regulators and other constituencies or otherwise adversely affect our businesses, financial condition, results of operations and or business prospects.

In order to achieve the anticipated benefits of the combination of Avianca and Taca, the operations of both companies will need to continue to be reorganized, and their resources will need to be combined in a timely and efficient manner. We cannot assure you that we will be able to do so as anticipated. If we fail to implement the integration effectively and within the time frame currently contemplated, or if for any other reason the anticipated revenue synergies, cost savings and growth opportunities fail to materialize, our business, financial condition, results of operation and business prospects could be materially and adversely affected.

If our new aircraft are not delivered or placed into service on time, our competitive position and results of operations are likely to be harmed.

We have entered into several agreements to acquire up to 64 Airbus, 15 Boeing and 11 ATR aircraft for delivery between 2014 and 2019. The timely delivery of these new aircraft by Airbus, Boeing and ATR is subject to a number of uncertainties including (i) the fact that Airbus, Boeing or ATR may be unable or unwilling to fulfill its contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, such as the recent worldwide grounding of 787 Dreamliners operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

Even if our new aircraft are delivered on time, certain additional risks may delay our ability to put them into service immediately, including:

•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•	difficulties in obtaining the required documentation to complete the registration of the aircraft before the Colombian National Aviation Registry (Registro Aeronáutico Nacional) kept by the Colombian Civil Aviation Authority;

•	difficulties in the process of reporting the entrance and import of the aircraft into Colombia and in obtaining the approval of surety bonds to assure the payment of the applicable custom taxes from the Colombian Customs Authority (Dirección de Impuestos y Aduanas Nacionales—DIAN);

•	difficulties in obtaining parts and other buyer-furnished equipment (such as in-flight entertainment systems); and

•	the failure of the new aircraft and their components to comply with agreed specifications and performance standards.

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of 5.3 years as of December 31, 2013, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of approximately 6.4 years. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of the new aircraft that we have ordered from Airbus, Boeing and ATR may adversely impact our operations and financial results.

We expect the introduction of our new Airbus, Boeing and ATR aircraft will increase fuel efficiency and crew productivity, lower training costs and lead to higher operational efficiency and flexibility. However, these aircraft may not perform as expected, and their introduction may not result in the aforementioned benefits, which we expect to help offset the increased costs associated with their purchase. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances should these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would compensate us adequately for the loss of the anticipated benefits of these new aircraft. The incurrence of the additional financing costs to purchase these aircraft without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 90 new aircraft into our fleet between 2014 and 2019 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

We may not be able to obtain the capital we need to finance our growth and modernization strategy.

We seek to implement our growth and modernization strategy by providing new service and increased frequencies to markets where we believe demand for air travel exceeds availability of flights, replacing our existing fleet with a new fleet and expanding our cargo activities, among other capital-intensive initiatives. The majority of our aircraft are subject to favorable long-term operating leases or are financed on favorable terms. We may be unable to obtain similarly favorable financing for our new fleet. We intend to rely upon internally-generated cash from our operations and additional debt financing in the domestic and international capital markets to fund our growth and modernization strategy. There can be no assurance, however, that we will be able to generate sufficient cash flow from operations or obtain sufficient funds from external sources with favorable financing terms. Failure to generate sufficient cash flow or to obtain such financing could result in us paying higher financing rates or being unable to accept delivery of the new aircraft, which may result in defaults under our aircraft purchase contracts with Airbus, Boeing and ATR or in the delay or abandonment of some or all of our planned expenditures, which, in turn, could adversely affect our competitive position and our business, financial condition, results of operations, cash flows and prospects.

We have significant financing costs and expect to incur additional financing costs as we modernize our fleet.

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2013, we had $2,265.5 million of total debt outstanding. Our interest expense was $113.3 million in 2013. For the year ended December 31, 2013, our aircraft rental expense under aircraft operating leases aggregated $273.6 million, and our facility rental costs aggregated more than $11.0 million. In addition, we have entered into agreements to acquire up to 64 Airbus, 15 Boeing and 11 ATR aircraft for delivery between 2014 and 2019, which will require significant additional financing costs. See “Item 5. Operating and Financial Review and Prospects—Part F. Contractual Obligations” for information on the magnitude of such financial commitments.

A high level of leverage may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;

•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•	limiting our ability to adjust to rapidly changing conditions in the market or the airline industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition and results of operations.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken in to account in evaluating our overall level of leverage and financial health. As of December 31, 2013, the balance of our off-balance sheet arrangements was $841.2 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet modernization plan, many of which could be through operating leases.

Our existing debt and lease financing arrangements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.

Several of our financing arrangements and several aircraft leases contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt and make certain investments. Some of these covenants require that we comply with specified financial ratios and other financial and operating tests. Our access to certain borrowings under our financing arrangements is conditioned upon our maintenance of minimum debt service coverage and capitalization ratios and a maximum leverage ratio. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

Complying with these covenants may cause us to take actions that make it more difficult to execute our business strategy successfully and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans.

We have in the past and may in the future fall out of compliance with financial covenants in our debt agreements. Although we have obtained waivers for these incidences of non-compliance in the past, we cannot give you any assurance that we will be able to obtain waivers for any future failures to meet financial covenants, or that our lenders will not declare defaults or accelerate the repayment of our debt as a result of such failures.

We recently began preparing our financial statements in accordance with IFRS and, as a result, our available financial data is limited.

As of December 11, 2012, our board of directors approved the adoption of IFRS. We used a transition date of January 1, 2011, and as a result our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS for any prior periods. This makes it more difficult for you to compare our consolidated results of operations for prior years to our results of operations for the two most recent years and to discern trends that would otherwise be more apparent if we were to present financial information in accordance with IFRS for years prior to 2012. The lack of financial information from which to draw comparisons of our financial data may make it difficult for you to gain a full and accurate understanding of trends affecting our results of operations, financial condition and business prospects.

Our maintenance costs will increase as our fleet ages.

Because the average age of our operative fleet was approximately 6.4 years as of December 31, 2013, our fleet requires less maintenance now than it will in the future. As of December 31, 2013, our jet passenger operative fleet had an average age of 5.3 years, our cargo operative fleet had an average age of 2.8 years and our turboprop operative fleet had an average age of 11.8 years. We have incurred a relatively low level of maintenance expenses in recent years because most of the parts on our aircraft were still covered under multi-year warranties. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

We depend on strategic alliances or commercial relationships, such as our membership in Star Alliance, in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminate.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. We depend on these alliances or commercial relationships to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships, in particular with Star Alliance, deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating a simplified fleet. At December 31, 2013, 116 of the 171 aircraft that comprised our total fleet (including eight aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, OceanAir, which conducts business under the trade name Avianca Brazil, and eight inactive aircraft) were Airbus. Our jet fleet also includes 12 Embraer aircraft, and we have also entered into agreements to acquire up to 15 Boeing 787 Dreamliners, to implement our long-haul strategy. We are also in the process of replacing our regional turboprop fleet of Fokker 50s and ATR42s with 11 new ATR72s to be delivered between 2014 and 2015. As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft. The 787 Dreamliner has experienced a number of high-profile incidents, including a battery overheating incident that led the FAA and other international aviation authorities to ground the airplanes from January to April 2013.

If any of Airbus, Embraer, Boeing or ATR or the manufacturers of the engines that power them were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find another supplier for a similar type of aircraft or engine. If we have to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Airbus, Embraer, Boeing or the ATR aircraft that currently comprise our fleet that would be replaced or that we could lease or purchase engines that would be as reliable and efficient as the engines that currently power them. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be harmed by the failure or inability of Airbus, Embraer, Boeing or ATR or the manufacturers of our engines to provide sufficient parts or related support services on a timely basis.

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We are dependent on our hub at Bogotá’s El Dorado International Airport.

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During 2013, approximately 67% of our domestic flights and approximately 34% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. El Dorado International Airport currently faces significant traffic congestion due to aircraft-flow management problems. IATA is currently providing advisory services to the Colombian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at El Dorado International Airport, but we cannot give any assurance that IATA’s solutions will in fact be implemented as planned, or that, if implemented, they will be successful in alleviating the current congestion.

If the current congestion problems at El Dorado International Airport are not resolved promptly, this will likely constrain significantly our ability to grow and adversely affect our ability to maintain the competitiveness of our business model. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which negatively affect our profitability. During periods of fog, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition. In addition, the number of gates at El Dorado International Airport need to be increased to accommodate demand, which currently exceeds the airport’s capacity, but it has not yet defined how and when the Colombian government is going to address the airport’s infrastructure constraints. If these infrastructure constraints are not resolved on a timely basis, they can be expected to constrain our growth opportunities and adversely affect our results of operations.

Although we have plans to move some of our operations from the Puente Aéreo domestic terminal to El Dorado International Airport to improve connectivity between our international and domestic flights, these plans have been delayed until July 2014 due in part to the congestion and capacity restraints at El Dorado International Airport described above. Further delays could have an adverse effect on our results of operations.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our service and operating standards.

We are in the process of incorporating new information technology systems to improve our maintenance and flight operations and integrate our legacy Avianca and Taca systems. Although we seek to implement our new flight operations systems during 2014, we cannot assure you we will be able to do so. Our incorporation of these new systems was intended to help us increase revenue, reduce costs, enhance customer satisfaction and increase operating efficiencies, however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

Additionally, we are implementing a new Enterprise Resource Planning (ERP) system to handle business, human resources and financial processes. ERP implementations are complex and time-consuming projects that involve substantial expenditures on system software and implementation activities that can continue for several years. ERP implementations also require transformation of business and financial processes in order to reap the benefits of the ERP system. Our business and results of operations may be adversely affected if we experience operating problems and/or unexpected costs during the ERP implementation process or if the ERP system, and the associated process changes, do not give rise to the benefits that we expect.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly and often disproportionately to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods.

Our cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as fresh flowers from Ecuador and Colombia. Events that negatively affect the production or trade of these goods may adversely affect the volume of goods that we transport and may have a significant impact on our results of operations. Some of our cargo products are sensitive to foreign exchange rates, and therefore traffic volumes could be impacted by the appreciation or depreciation of local currencies. As a result of the foregoing factors, most of which are beyond our control, we may not be able to expand our cargo business and our inability to do so could adversely affect our business, financial condition and results of operations.

In addition, in order to achieve the anticipated benefits of our proposed acquisition of AeroUnión, we face the challenge of integrating their cargo business with our own. See “Item 4. Information on the Company—Part B. Business Overview—Airline Operations—Cargo and other.” We cannot assure you that we will consummate this acquisition or, if we do, successfully integrate it into our existing cargo business as anticipated. If we fail to consummate this transaction or implement the integration effectively and within the time frame currently contemplated, or if for any other reason the anticipated revenue synergies fail to materialize, our business, financial condition, results of operation and business prospects could be adversely affected.

We rely on third parties to provide us with parts and services.

We have entered into agreements with, and depend upon, a number of suppliers for our parts and engines. We also have entered into agreements with third-party contractors to provide us with call-center services, catering, ground handling, cargo and baggage handling and “below the wing” aircraft services. It is our general policy that our agreements with suppliers and third-party contractors are subject to termination on short notice. In some cases, we would be forced to pay penalties for terminating contracts on short notice and our contractors have also the right to terminate on short notice the agreements entered into with us. The termination of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential supplies and services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those supplies and services. We expect to be dependent on such agreements for the foreseeable future, and, if we enter any new market, we will need to enter into additional similar agreements.

Our business is subject to extensive regulation and bilateral treaties, which may restrict our growth or ability to operate in certain jurisdictions.

Our business, financial condition and results of operations could be adversely affected if we fail to maintain the required governmental authorizations in the various jurisdictions where we operate necessary for our operations. In order to maintain the necessary authorizations issued by the different civil aviation authorities in jurisdictions where we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the civil aviation authorities or other aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the different countries, and we must obtain permission from applicable governments to provide service to international destinations. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

In addition, certain of the bilateral air transport agreements, including, among others, agreements of Colombia with Bolivia, Ecuador, Peru, Panama, Chile, Argentina, the Dominican Republic, Cuba, the Netherlands and Costa Rica contain the requirement that our relevant operating subsidiaries must be incorporated and have their principal domicile, management, operations, technical maintenance and offices in certain designated countries. Also, all of the agreements negotiated by El Salvador, (except for the agreements with Ecuador, Colombia, Emirates, Qatar and Chile) contain a clause that our airline in El Salvador (Taca International) remains substantially owned and effectively controlled by Salvadoran nationals. A substantial part of the agreements negotiated by Costa Rica also contain ownership and control requirements.

Other bilateral air transport agreements, including, among others, agreements with the United States, Brazil and Mexico, contain requirements that we remain substantially owned and effectively controlled by a national governmental entity or its nationals. We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have different citizenships and are the beneficial owners of all of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, or if we fail to continue to have our corporate domicile, administrative headquarters, and our base of operations within each territory, we may no longer comply with the requirements of bilateral agreements and, as a result, our route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. A modification, suspension or revocation of one or more bilateral agreements and other permission from applicable foreign governments could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Part B. Business Overview—Regulation.”

As of December 31, 2013, approximately 67.8% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, and the U.S. Drug Enforcement Agency. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

Our reputation and financial condition would be harmed in the event of an accident or major incident involving our aircraft or aircraft of the types we use.

Between 1988 and 1993 Avianca had four serious accidents involving significant fatalities. More recently, in 2008, one of Taca’s aircraft had an accident involving five fatalities after landing in Tegucigalpa, Honduras. An accident or major incident in the future involving one of our aircraft could result in significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent removal from service.

We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance, but the amount of such liability insurance coverage may not be adequate, and we may be forced to bear substantial losses in the event of any future incident. Our insurance premiums may also increase significantly due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could materially and adversely affect our results of operations and business prospects. Our business would also be significantly harmed if the public were to avoid flying with us due to an adverse perception of an aircraft type, safety concerns or other problems, whether real or perceived, or in the event of an accident involving an aircraft of a type that we operate.

We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operations.

Our future profitability and cash flows could be affected by an adverse ruling in any of the potentially significant lawsuits currently pending against us or that may be filed against us in the future. We cannot give you any assurance that we will be successful in any of such lawsuits.

Some of our subsidiaries are currently defendants to several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. See “Item 8. Financial Information—Part A. Consolidated Statements and Other Financial Information—Litigation” and “Note 31—Provisions for legal claims” to our audited financial statements as of and for the year ended December 31, 2013.

Additionally, there are several proceedings in which our subsidiaries are plaintiffs demanding that certain decisions of administrative authorities be declared null. In the event that our subsidiaries do not prevail in such proceedings, not only will the decisions of the authorities remain effective, but our subsidiaries may also be required to pay penalties, sanctions or other additional amounts.

Additionally, some tax returns filed on time with the different authorities are pending review in accordance with the applicable statute of limitations. The auditing of those tax returns may result in additional taxes, or interest, or penalties which could give rise to administrative proceedings with applicable authorities. Our business also makes us and our subsidiaries subject to potential lawsuits which have not yet materialized, but in the future could negatively impact our business.

Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Our operations are covered by environmental regulations at the local and national levels, in our hubs, focus markets and in foreign countries. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, management and disposal of hazardous wastes, aircraft noise and other activities incident to our business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including adverse effects on our reputation. Remediation obligations can result in significant costs associated with the investigation and clean-up of contaminated properties, as well as damage claims arising out of the contamination of properties or any impact on natural resources.

Our ability to fly to the United States and the benefits of our strategic alliances or commercial relationships are dependent on the FAA’s continued favorable safety assessment of each of the three countries in which we have hubs.

The FAA periodically audits the aviation regulatory authorities of other countries. As a result of its audits, each country is given an International Aviation Safety Assessment, or IASA, rating. The IASA rating of each of Colombia, Peru, El Salvador, Ecuador and Costa Rica is currently “Category 1,” which means that each such country complies with the International Civil Aviation Organization, or ICAO, safety requirements. As a result, we may continue our service from our hubs in such countries to the United States in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. Nevertheless, any of these ratings may be downgraded for a variety of safety and other reasons. If a downgrading occurs, we will be prevented from offering flights to any new destinations in the United States and from certifying new aircraft for flights to the United States; in addition, our U.S. air carrier code share partners will be required to suspend placement of their codes on our flights.

If any of the countries in which we have a hub or focus is downgraded to “Category 2,” our ability to fly to the United States from such hub would likely be significantly restricted. We cannot assure you that the governments of Colombia, Peru, El Salvador, Ecuador and Costa Rica and their respective civil aviation authorities in particular, will continue to meet international safety standards, and we have no direct control over their compliance with IASA guidelines. If the IASA rating of any of Colombia, Peru, El Salvador, Ecuador or Costa Rica were to be downgraded in the future, this could materially and adversely affect our service to the United States, causing us to lose revenue, including revenue from code sharing, as a result of reducing flight options to our customers.

We rely on automated systems to operate our business, and any failure of such systems could harm our business.

We are dependent on automated systems and technology to operate our business, enhance customer service and reduce operating costs. The performance and reliability of our automated systems and data center is critical to our ability to operate our business and compete effectively. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, maintenance systems, check-in kiosks, in-flight entertainment systems and our primary and redundant data centers. Our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. These systems require upgrades or replacement periodically, which involve implementation and other operational risks. Our business may be harmed if we fail to operate, replace or upgrade our systems or data center infrastructure successfully.

We rely on the third party providers of our current automated systems and data center infrastructure for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation.

We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.

We are required to comply with strict drug trafficking laws mainly in Colombia, the United States and the European Union and are subject to substantial government oversight in connection with the enforcement of such laws. For example, the U.S. Foreign Narcotics Kingpin Designation Act and Executive Order 12978 contain a list of persons designated by the United States government as drug traffickers. This list is periodically updated. Pursuant to these regulations, we may be subject to severe sanctions and reputational harm if we are found by the U.S. government to have intentionally or inadvertently assisted in the international narcotics trafficking activities of a designated person. Although we monitor this list in an effort to determine that we do not conduct business with any designated person, no assurance can be given that the counterparties with whom we do business in the future will not be subject to these regulations. In the event a counterparty of ours became a designated person, such party might face severe sanctions and as a result be unable to perform under their agreements with us.

We cannot assure you that we will succeed in complying at all times with such laws. For example, in August 2004, the U.S. Attorney for the Southern District of New York advised us that, because of several seizures from our aircraft of baggage, catering and cargo containing narcotics, our security practices and procedures were inadequate. We were required to engage an internationally recognized security consulting firm in order to identify and implement additional aircraft security measures and were also required to make additional investments in the area of aircraft and facility security. As part of our efforts to improve our practices, we developed a new security division which reports directly to our CEO, elevated our security standards with respect to hiring and operating procedures and increased training and supervision. The requirement to maintain this consulting arrangement was lifted two years after it was initiated by the U.S. Attorney for the Southern District of New York. In the event, however, that we violate any U.S. or other foreign narcotics restriction in the future, we may be subject to sanctions, severe fines, seizures of our planes or the cancellation of our flights.

Our results of operations fluctuate due to seasonality and other factors.

We expect our quarterly operating results to fluctuate due to seasonality including high vacation and leisure demand occurring during the summer months of July and August and again during December and January. Actions of our competitors may also contribute to fluctuations in our results. As a result of this, our first quarter results are usually higher than our second quarter results. We are more susceptible to adverse weather conditions, including hurricanes, as a result of our operations being concentrated in Colombia, Central America and the Caribbean, than some of our competitors. As we enter new markets we could be subject to additional seasonal variations along with any competitive responses to our entry by other airlines. Price changes in aircraft fuel as well as the timing and amount of maintenance and advertising expenditures also impact our operations. As a result of these factors, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance. In addition, it is possible that in any future period our operating results could be below the expectations of investors and any published reports or analyses regarding us.

We are dependent on key personnel and we may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In the countries in which we operate, there is a significant shortage of qualified pilots and maintenance technicians, and we have faced considerable turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher. The loss of any executive officer, senior manager, key employee or other highly skilled personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition. Further, should the turnover of such employees (particularly pilots and maintenance technicians) increase, our training costs would be significantly higher. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain such qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Labor disputes may result in a material adverse effect on our results of operations.

Approximately 9% of our overall employees and 33% of our pilots belong to a labor union. There are currently sixteen unions covering our employees. Eight of these unions are in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers. We also have employees covered by three labor unions in Argentina, one in Uruguay, one in Mexico, one in Peru, one in Brazil and one in Ecuador.

In October 2013, we were negotiating a new collective bargaining agreement with the Colombian Association of Civil Aviators (ACDAC), which as of March 31, 2014 represents approximately 47.3% of our pilots in Colombia, but we were not able to reach an agreement. The prior collective bargaining agreement we had with ACDAC expired in March 2013 and was automatically extended. Pursuant to a recent judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014, and we are currently awaiting ACDAC’s next course of action, which could result, among other things, in the matter being submitted to binding arbitration. Certain pilots in ACDAC have stopped following certain of our cost-saving and time-saving operating practices and have started to fly and taxi at the minimum speeds permitted by their respective labor contracts, increasing our block hours and flying times, and have ceased implementing certain cost-saving practices such as taxiing with only one engine and requesting direct landing approaches to air controllers and therefore increasing flying time. Furthermore, the level of absenteeism among these unionized pilots has increased since they started the no cooperation movement.

We cannot predict the duration of the labor dispute with ACDAC or the terms of our future collective bargaining agreements so cannot accurately predict the impact of this labor dispute on our financial condition or results of operations. If this situation were to continue unresolved for a significant period or if it is resolved on terms that we deem to be unfavorable, it could have a material adverse effect on our results of operations.

We expect commence negotiations with the Workers Union of Trans American Airlines, S.A. on April 1, 2015. The results of the negotiations with the Workers Union of Trans American Airlines, S.A. may affect the negotiations with the members of the Colombian Association of Flight Attendants. The negotiations with the National Union of Air Transportation Industry Workers, the Colombian Association of Aircraft Mechanics and the Colombian Association of Flight Engineers, and the Association of Tampa Cargo workers are expected to take place during the second quarter of 2015. Typically, our collective bargaining agreements in Colombia, Peru and Mexico last two to five years. In addition, the Pilot’s Union of Trans American Airlines S.A. was recently formed and this union may cover some of our pilots and require us to negotiate a collective bargaining agreement. Because we provide an essential public service, strikes and work interruptions are forbidden by law; however, a slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions.

As of December 31, 2013, we had 4,369 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we have been directly hiring all administrative personnel while continuing to use the cooperatives for services and maintenance personnel. Even though we believe we were and continue to be in compliance with applicable laws, individuals hired through cooperatives may potentially file claims against us in connection with alleged labor benefits earned during the time they were hired through the cooperatives. An adverse decision under these claims could force us to make substantial payments, which could adversely affect our financial condition.

A significant percentage of our sales depends on our relationships with travel agencies and tour operators.

Approximately 68%, 67% and 69% of our sales were derived from tickets sold by travel agencies or tour operators in 2011, 2012 and 2013, respectively. We cannot assure you that we will be able to maintain favorable relationships with these ticket agencies and operators. In addition, our contractual arrangements with these sellers may be terminated on short notice. Our revenue could be adversely impacted if travel agencies or tour operators were to elect to favor other airlines or to disfavor us. Our relationships with travel agencies and tour operators may be affected by:

•	the size of commissions offered by us when compared to those offered by other airlines;

•	changes in our arrangements with other distributors of airline tickets;

•	the introduction and growth of new methods of selling tickets, including sales through the internet, which may minimize the roles of travel agencies in the future and may affect our sales revenues; and

•	changes in government regulations, including regulations which would increase the commissions we pay to travel agencies and tour operators.

We may not be able to maintain or grow our ancillary revenues.

Our business strategy includes expanding our portfolio of ancillary products and services, such as LifeMiles. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket revenues could have a negative effect on our results of operations and financial condition.

If we are unable to protect our intellectual property rights, specifically our trademarks and service marks, our ability to compete could be negatively impacted.

We own the rights to certain trademarks and trade names used in connection with our business including “Avianca” and “LifeMiles”. We believe that our names, trademarks and other related intellectual property are important to the success of our business. We protect our intellectual property rights through a variety of methods, including, but not limited to, applying for and obtaining trademark protection in Colombia, Central America, the United States and certain other countries throughout the world in which we operate our business. Any violation of our intellectual property rights or refusal to grant record of such rights in foreign jurisdictions may result in having to devote our time and resources to protect these rights through litigation or otherwise, which could be expensive and time consuming. If we fail to protect our intellectual property rights for whatever reason, it could have an adverse impact on our operations and financial condition.

We are exposed to increases in landing charges and other airport access fees and cannot be assured access to adequate facilities and landing rights necessary to achieve our expansion plans.

We must pay fees to airport operators for the use of their facilities. Passenger taxes and airport charges have increased in recent years, in some cases substantially. We cannot assure you that the airports we use will not impose, or further increase, passenger taxes and airport charges in the future. Any substantial increase in airport charges could have a material adverse impact on our results of operations.

Moreover, some of the airports to which we fly impose various restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. In addition, we cannot assure you that the airports at which there are currently no such restrictions will not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. In addition, we cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in the manner in which we are proposing to do so. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. If we are unable to obtain or maintain favorable take-off and landing authorizations, slots, gates or other facilities at certain high-density airports, our business, financial condition and results of operations could be materially adversely affected.

We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs is dependent on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.

We conduct no operations, and our only material asset is our equity interests in our operating subsidiaries. Accordingly, our ability to repay our indebtedness and pay dividends to holders of the ADSs is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries’ ability to generate sufficient cash from operations to make distributions to us will depend upon their future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond their control.

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not be able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca’s ability to pay dividends prior to December 31, 2015 and certain of our financial loans prohibit Avianca from paying any dividend prior to any initial public offering or private placement unless required by law.

We may be liable for the potential under-funding of a pilot’s pension fund.

We are obligated to make contributions to a pilot’s pension fund for the Colombian Association of Civil Aviators known as La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension fund manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our domestic and international route networks. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

During 2012 and 2013, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 31.0% and 29.8% of our passenger revenue and approximately 57.1% and 58.0% of our revenue passengers. As a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are Copa Airlines, EasyFly, LATAM Airlines Group, Satena and VivaColombia. We may face significantly stronger domestic competition in the future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the Colombian domestic market. Our primary competitors in the Peruvian domestic market are Star Peru, LATAM Airlines Group and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeromexico, Interjet, Jet Blue Airways, Spirit Airlines and Aerolineas Argentinas. See “Item 4. Information on the Company—Part B. Business Overview—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

We must constantly react to changes in prices and services offered by our competitors to remain competitive. The airline industry is highly susceptible to price discounting, particularly because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Carriers use discount fares to stimulate traffic during periods of lower demand in order to generate cash flow and increase market share. Any lower fares offered by one airline are often matched by competing airlines, which often results in lower industry yields with little or no increase in traffic levels. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could negatively impact our profitability. Such activity by other airlines could lead to reductions in the fares or passenger traffic on our routes, to the point where profitable operations could not be maintained. Due to our smaller size and financial resources compared to some of our international competitors, we may be less able to withstand aggressive marketing tactics or fare wars engaged in by or with our competitors should such events occur.

Increases in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.3%, 32.7% and 31.4%, respectively, of our operating expenses in the years ended December 31, 2011, 2012 and 2013. Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility.

We are vulnerable to any future increases in the cost of fuel. We cannot assure you that fuel costs will not increase significantly above their current levels. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to enter into a variety of option contracts and swap agreements for crude oil, heating oil, and jet fuel to partially protect against significant increases in fuel prices; however, such contracts and agreements do not completely protect us against price volatility, are limited in volume and duration, can be less effective during volatile market conditions and may carry counterparty risk. Under the fuel hedge contracts we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if the price of crude oils falls below specified benchmarks. Meeting our obligations to fund these margin calls could adversely affect our liquidity.

Due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations. From the beginning of 2006 to the end of 2013, the average price of West Texas Intermediate, or WTI, crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased from $63.45 per barrel to $98.13 per barrel. During 2008, fuel prices experienced significant volatility, with WTI crude prices in excess of $140 per barrel during the summer before dropping to $44.60 to close the year. Prices then increased to approximately $71 per barrel in the second half of 2009. During 2010, prices gradually increased and closed the year at approximately $90 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. The average price of WTI as of April 21, 2014 was $104.35.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which

Terpel supplied us with approximately 90.2% and 90.4% of our fuel needs in Colombia for each of 2012 and 2013, respectively. During 2012 and 2013, respectively, it supplied approximately 35.6% and 36.8% of our total fuel consumption. In the event such arrangement were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. For example, in October 2010 EasyFly started operations in Colombia with deeply discounted fares, VivaColombia started operations in the domestic market in 2012, JetBlue Airways initiated operation between the U.S. and Colombia in 2009 and also operates routes between the U.S. and Central America, and Spirit Airlines, another U.S. low cost carrier, operates routes between the U.S. and Colombia, the U.S. and Central America and the U.S. and Peru.

Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for such service. As low-cost carriers continue to penetrate our home markets, they could have a material adverse effect on our financial condition and results of operations; therefore, we may be forced to reconsider our business model and adapt it to evolving passenger preferences. In any event, we may face new and substantial competition from low-cost carriers in the future which could result in significant and lasting downward pressure on the fares we charge for flights on our routes. We must constantly react to changes in prices and services offered by our competitors to remain competitive. Price competition among airlines in the future could lead to lower fares or passenger traffic on some or all of our routes, which could adversely affect our profitability.

We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.

Over the last 25 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between Europe and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and among each of these countries and the United States, Chile, Panama, Venezuela and the countries of Central America. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly have been negotiating with each local government to liberalize or provide more flexibility to its bilateral agreements with such countries and to permit more flights to and from each local country. For example, the United States and Spain have each requested the adoption of an unrestricted “open skies” regime with Colombia. We cannot assure you that each government’s political position will not change or that additional flights will not be granted when requested by carriers from any other country.

It is likely that the different governments will continue to liberalize the current restrictions on international travel to and from each country, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations.

We face increased competition from certain airlines that have recently been restructured or emerged from bankruptcy and further consolidation of the Latin American airline industry may adversely affect our business and results of operations.

In recent years, a number of air carriers have sought to reorganize in bankruptcy, including some of our principal competitors, including American Airlines and Delta. The successful completion of reorganizations could present us with competitors with significantly lower operating costs derived from favorable labor, supply and financing contracts renegotiated under the protection of the applicable bankruptcy laws. In addition, many air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us.

Further consolidation of the Latin American airline industry may increase competition in the markets we serve. For example, in 2012, LAN Airlines completed its combination with TAM, creating the LATAM Airlines Group, which is the largest airline in Latin America in terms of fleet size, passengers carried, and destinations served. As a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

Some of our competitors may receive external support which could negatively impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

The airline industry’s financial performance is characterized by low profit margins and high fixed costs, and we may be unable to compete effectively against other airlines with greater financial resources or lower operating costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily consisting of wages and salaries of crew and other personnel, fuel costs and aircraft and engine lease payments and other financing costs related to aircraft equipment. Revenues per flight are primarily driven by the number of passengers transported and fares, which may vary significantly depending on several factors which are generally outside of our control, including general economic conditions, weather and our competitors’ pricing strategies. However, the operating expenses of flying an aircraft do not vary significantly with the number of passengers transported and cannot be adjusted quickly to respond to changes in revenue and a deficit in expected revenue levels. As a result, fluctuations in the number of passengers per flight or in pricing could have a significant effect on our operating and financial results.

We rely on maintaining a high daily aircraft utilization rate, which makes us vulnerable to delays.

We seek to maintain a high daily aircraft utilization rate (the number of hours we use our aircraft per day). High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround time at airports so we can fly more hours on average in a day. Nevertheless, aircraft utilization is reduced by delays and cancellations arising from a number of different factors, many of which are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions, security requirements, unscheduled maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. High aircraft utilization also increases the risk that, if an aircraft falls behind schedule during a given day, it could remain behind schedule for several additional days. Such delays could result in a disruption of our operating performance, leading to customer dissatisfaction due to delayed or cancelled flights and missed connections, which could in turn adversely affect our reputation, business, financial condition and results of operations.

On February 3, 2014, we took preventative action to ground our fleet of ten Fokker 50 turboprop aircraft (including four that were inactive) following an engine malfunction in one of the Fokker 50 aircraft in Cali, Colombia. We are in the process of replacing our entire fleet of Fokker 50s with ATR72s, however, we have not yet received all of the ATR72s we have ordered. Many of the destinations that these Fokker 50s previously served cannot accommodate jet aircraft, therefore, in some cases we have been unable to allocate other aircraft to operate flights to these destinations and are currently not able to meet demand for these routes.

Terrorist attacks or hostilities could adversely affect the airline industry by decreasing demand and increasing costs.

The terrorist attacks in the United States on September 11, 2001 had an adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks, while it decreased less severely in Latin America. Our revenue depends on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

Following the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve. A substantial portion of the costs of these security measures is borne by the airlines and their passengers. Security measures imposed by the U.S. and foreign governments after September 11, 2001 have increased our costs and may adversely affect us and our financial results, and additional measures taken in the future may result in similar adverse effects.

Premiums for insurance against aircraft damage and liability to third parties increased substantially following the 2001 terrorist attacks, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only with amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Colombian government has not indicated any intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

The outbreak or the threat of an outbreak of a contagious disease may have a negative impact on the airline industry.

In recent years, concerns about the possibility of an outbreak of a disease that can be spread by commercial airline passengers (such as avian flu, swine flu, Severe Acute Respiratory Syndrome, tuberculosis or other contagious illnesses) has had a negative impact on the public’s willingness to travel by air. It is impossible to determine when and where threats of contagious diseases may arise, but if and to the extent they do, the public’s willingness to travel by air may significantly decline, which could materially and negatively affect our business, financial condition and results of operations.

Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. In the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

•	changes in economic or other governmental policies;

•	changes in regulatory, legal or administrative practices;

•	other political or economic developments over which we have no control;

•	governments of the countries where we have assets may expropriate those assets under certain circumstances; or

•	potential instability may cause expropriation, nationalization, renegotiation or nullification of existing contracts.

Additionally, a significant portion of our revenue is derived from discretionary travel and leisure travel, which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel in particular, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in the Andean region and/or Central America could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.

Our three main hubs are located in Colombia, El Salvador and Peru, we have focus markets in Costa Rica and Ecuador and we are organized under the laws of the Republic of Panama. Accordingly, our financial condition and results of operations are significantly dependent on the macroeconomic, social and political conditions prevailing in these countries and in the other jurisdictions in which we operate. As a result, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador, Costa Rica, Peru, Panama and/or the other jurisdictions where we operate may affect the overall business environment and may in turn impact our financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Colombia.

Our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations.

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 3.9% of GDP in 2010, 2.8% of GDP in 2011, 2.3% of GDP in 2012, and 2.4% of GDP in 2013.

The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

We cannot assure you as to whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability. We cannot predict the effects that such policies will have on the Colombian economy. In addition, we cannot assure you that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or FARC, paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy and/or on us in the future. We cannot assure you that preventative measures we have taken will protect us, our customers, employees or assets from violence or other actions that are detrimental to us.

Colombian diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners and two countries accounting for a significant portion of our passenger and cargo service, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia. Any deterioration in relations with Venezuela or Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections. Salvador Sánchez Cerén, an FMLN member, was recently elected by a narrow margin to succeed the current president on June 1, 2014. We are uncertain what this new leader’s policies may be and how they will affect our business and operations.

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure you that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

Our performance is heavily dependent on economic and political conditions in Peru.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In recent months, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

For example, prior to 1991, Peru exercised control over foreign exchange markets by imposing restrictions to multiple exchange rates and restrictions to the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar. The Peruvian government may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to engage in foreign exchange activities, and could also have a material adverse effect on our business, financial condition and results of operations.

Moreover, although Peru’s current president, Ollanta Humala, has substantially maintained the moderate economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. Costa Rica faces a poverty level estimated at 25% (as of 2011), sizeable internal and external deficits resulting in high inflation, and an outdated tax system. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 27% in 2013. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future.

Our performance is heavily dependent on economic and political conditions in Panama.

We are organized under the laws of the Republic of Panama and as a result may be affected by economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions are highly dependent on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Although the Panamanian government is democratically elected and the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions, our business, financial condition and results of operations could be materially and negatively affected.

We cannot assure you that any crises such as those described above or similar events will not negatively affect the economies of Colombia, El Salvador, Costa Rica, Peru, Panama or the other jurisdictions where we operate. Future developments in the countries in which operate could impair our business or financial condition.

We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.

After the death of former President Hugo Chavez in March 2013, political and economic conditions in Venezuela have worsened and continue to be uncertain, and his recently elected successor has adopted policies that are unfavorable to our operations in Venezuela. We continue to face difficulties in repatriating significant amounts of cash generated by our operations in Venezuela.

Since 2003, the Venezuelan government decreed that all remittances abroad require the prior approval of CADIVI. During the year ended December 31, 2012 and 2013, we did not obtain approval for remittance of the total amount of funds requested and, as of December 31, 2013, there was a pending amount to be authorized equal to $19.4 million related to 2012 and $277.2 million related to 2013. In addition we had $29.3 million of amounts that had not been submitted for remittance or were not approved for remittance by the authorities because they relate to revenues other than passenger airfares.

As of December 31, 2013, our unremitted cash in Venezuela had accumulated to approximately VEF 2.01 billion (approximately US$325.9 million, including available-for-sale securities, or 44.3% of our total cash and cash equivalents, based on the applicable official exchange rates at such date). On March 10, 2014, Venezuelan authorities stated that the CADIVI rate applicable to remittance requests in 2012 would change from US$1.00 = VEF 4.30 to US$1.00 = VEF 6.30. This rate change would result in an exchange loss to us of approximately $6.2 million. In addition, in January 2014, Venezuelan authorities determined that SICAD would be the entity responsible for Venezuelan currency exchanges and further adjusted the effective rate of exchange, based on an auction process to US$1.00 = VEF 11.8, resulting in an additional loss to us of approximately $13.7 million. SICAD held another auction on April 7, 2014 establishing a rate of US$1.00 = VEF 10.0. Venezuelan authorities have also established an alternative market known as SICAD II, which as of April 15, 2014 quoted a rate of US$1.00 = VEF 49.2. It is still unclear what the effects of these new rates are and we cannot give you any assurance that further devaluations of the bolivar will not occur.

Pursuant to Providencia No. 6,122 of January 23, 2014, changes to the effective remittance exchange rate should not apply to amounts that had already been submitted for remittance, but we cannot assure you that this will be the case, because political and regulatory conditions in Venezuela are evolving rapidly, and there is substantial uncertainty as to what exchange rate(s) might apply to any future conversion and remittance of our local currency cash balances. As of December 31, 2013, we held VEF 2.01 billion in Venezuela, which at the exchange rates in effect at the relevant times of submission for repatriation and as of December 31, 2013 was the equivalent of $325.9 million. If we convert these funds into dollars at exchange rates less favorable to us than those we used in the preparation of our balance sheet at December 31, 2013, the adverse impact on the value of our funds in Venezuela could be significant. For example, if the SICAD’s April 7, 2014 auction exchange rate were to apply to this entire amount, the equivalent would be reduced to $201.4 million. If the most recent SICAD II rate were applied to our entire cash balances in Venezuela, the equivalent would be reduced to $40.9 million, resulting in a very significant exchange loss to us. See notes 6(g) and 34 in our audited financial statements for more information.

As of December 31, 2013, in accordance with IFRS we translated our cash and cash equivalents, including available-for-sale securities, at the spot exchange rate from the reporting date, which was the CADIVI rate applicable to cash amounts based on the date of request for remittance. However, there is substantial uncertainty regarding our ability to remit our local currency cash balances from Venezuela, and we cannot give you any assurance as to the exchange rate at which such balances might be converted and/or when we might be able to repatriate such balances, if at all. Our inability to convert such balances into U.S. dollars at a favorable exchange rate and to repatriate them could have a material adverse effect on our liquidity, financial condition and results of operations.

We have engaged in negotiations with the Venezuelan government in an effort to resolve our inability to convert and remit our substantial local currency cash balances, but to date we have been unsuccessful. To reduce our exposure to further accumulations of unremitted cash in Venezuela, we have substantially reduced service to Venezuela and have taken other actions to restrict the sale of tickets in Venezuela. These service reductions can be expected to have a significant adverse effect on our consolidated operating revenues and consolidated net income beginning in the first quarter of 2014, as our revenues from operations to and from Venezuela were significant prior to this reduction in service, representing approximately 5.3% of our consolidated operating revenue for 2013.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities, including the ADSs.

The market value of securities issued by companies with operations in the Andean region and Central America may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in such Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Colombia and the other countries in which we operate, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. For example, as a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis of 2001), investors have viewed investments in emerging markets with heightened caution. Crises in world financial markets, such as those of 2008, could affect investors’ views of securities issued by companies that operate in emerging markets. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including the ADSs, which could adversely affect the market price of the ADSs. This could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Natural disasters in the countries in which we operate could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in each of the countries in which we operate, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. For example, heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. El Salvador has experienced many significant earthquakes, including in 1982, 1986 and 2001, that in each case resulted in numerous fatalities. Peru has also experienced numerous significant earthquakes, including in 2001, 2005, 2007 and 2011. Moreover, the Central American isthmus, in particular El Salvador, Costa Rica, Guatemala and Nicaragua, is home to one of the world’s largest concentrations of active volcanos. In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities, and our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect our results of operations and financial condition. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

Government policies and actions, and judicial decisions, in Colombia, Peru, Venezuela, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.

The Colombian government and the Colombian Central Bank have historically exercised and continue to exercise, substantial influence over the Colombian economy; they occasionally make significant changes in monetary, fiscal and regulatory policy. Changes in macroeconomic policies could materially and adversely affect our business and the market value of the ADSs.

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension fund regulations and other political or economic developments affecting Colombia, Peru, Venezuela, Ecuador and Central America. The governments in these countries have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in such countries, including us. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia, Peru, Venezuela, Ecuador and/or Central America. We cannot predict what policies will be adopted by the governments in these countries and consequently cannot assure you that future developments in government policies or in the economies of these countries will not impair our business or financial condition or the market value of the ADSs.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Panama, Colombia or other countries where we operate could adversely affect our consolidated results.

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenues generated from a source outside Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Nevertheless, we cannot assure you that Panamanian and Colombian tax laws will not change or may be interpreted differently by authorities as a result of the implementation of IFRS, , and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

High rates of inflation may have an adverse impact on our business, results of operations, financial condition and prospects, and the market price of the ADSs.

Rates of inflation in the countries in which we operate, like some other countries in Latin America have been historically high, and we cannot assure you inflation will not return to high levels. Inflationary pressures may adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may, among other things, reduce consumers’ purchasing power or lead certain anti-inflationary policies to be instituted by the relevant governments, such as an increase in interest rates. Recently, inflation has increased, and there is no assurance that measures taken by the relevant governments will suffice to curb inflation. Inflationary pressures may harm our business, results of operations, financial condition and prospects, or adversely affect the price of our ADSs.

Fluctuations in foreign exchange rates and restrictions on currency exchange could negatively affect our financial performance and the market price of the ADSs.

The currency used by us is the U.S. dollar in terms of setting prices for our services, the composition of our statement of financial position and effects on our operating income. We sell most of our services in U.S. dollars or price equivalent to the U.S. dollar, and a large part of our expenses are also denominated in U.S. dollars or equivalents to the U.S. dollar, particularly fuel costs, aircraft leases, insurance and aircraft components and accessories.

In 2013, approximately 64.2% of our costs and expenses and 68.0% of our revenues were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $56.8 million foreign exchange loss in 2012 was principally the result of the appreciation of the Colombian peso in 2012 and our $23.5 million foreign exchange gain in 2013 was principally the result of the depreciation of the Colombian peso against the U.S. dollar during the period. We also have a significant cash balance in bolivares, which currency is currently subject to Venezuelan exchange controls. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.” Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2013, we had approximately $681 million in aggregate principal amount of variable-rate debt.

Increases in the above mentioned rates may result in higher debt service payments under our loans, and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect our results of operations. Accordingly, such increases may adversely affect our business, financial condition, results of operations and prospects and the market price of the ADSs.

Risks Relating to the ADSs and our Preferred Shares

Our two principal shareholders have veto power over certain strategic and operating transactions, and their interests may differ significantly from the interests of our other shareholders.

We and our controlling shareholders, Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives Synergy and Kingsland veto power over most significant strategic and operating transactions. See “Item 7. Major Shreholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.” As of April 28, 2014, Synergy’s investment in us is approximately 78.3% of our common shares and 52.0% of our total outstanding shares and Kingsland’s investment in us is approximately 21.7% of our common shares and 14.5% of our total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operating transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments in excess of $30 million in any single instance and $75 million in the aggregate during any fiscal year, except as already contemplated in our annual budget;

•	our business plan and annual budget;

•	capital expenditures in excess of $120 million, except as already contemplated in our annual budget;

•	changes to our charter and bylaws or other similar document;

•	issuance of voting stock; and

•	related party transactions.

As a result of the foregoing veto rights, as well as the Synergy Purchase Right and Kingsland Tag-along Right (see “Item 7. Major Shreholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement”), Synergy and Kingsland have the ability to prevent us from taking strategic and other actions that may be in your best interests, including strategic transactions that might enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in our ADSs. Mr. José Efromovich, who together with his brother Germán Efromovich indirectly control Synergy, controls OceanAir, which operates under the trade name Avianca Brazil and provides passenger services primarily in the Brazilian market. In addition, the Kriete family, the beneficial owners of Kingsland, have a significant interest in Volaris, a growing Mexican airline that provides passenger service to markets including North America. We cannot predict the extent to which we may compete with OceanAir or Volaris in the future in Brazil, Mexico and elsewhere, and as a result cannot assure you that the interests of Synergy and Kingsland will be aligned with those of the holders of the ADSs and cannot give you any assurance that Synergy and Kingsland will exercise their respective rights under the Joint Action Agreement in a manner that is favorable to your interests as a holder of ADSs.

Our controlling shareholders have the ability to direct our affairs, and their interests could conflict with those of ADS holders.

Our controlling shareholders beneficially own all of our outstanding common shares. Holders of our preferred shares and the ADSs are not entitled to attend or vote at any of our general shareholders’ meetings except under very limited circumstances including:

•	changes to our by-laws which would impair the rights of holders of preferred shares;

•	conversions of preferred shares into common shares;

•	our dissolution, transformation or change of corporate purpose; and

•	the delisting of our preferred shares on the Colombia Stock Exchange.

Holders of our preferred shares and ADSs are not entitled to vote on other matters, many of which may be significant and may adversely affect the value of our preferred shares and ADSs. As a result, our controlling shareholders have the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including, among others, the following:

•	the composition of our board of directors and, consequently, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers;

•	determinations with respect to mergers, other business combinations and other transactions, including those that may result in a change of control;

•	whether dividends are paid or other distributions are made and the amount of any such dividends or distributions;

•	whether we offer preemptive and accretion rights to holders of our preferred or common shares in the event of a capital increase;

•	sales and dispositions of our assets; and

•	the amount of debt financing that we incur.

Our controlling shareholders may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Also, our controlling shareholders may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. In addition, we have entered into various transactions with OceanAir, an entity indirectly controlled by Mr. José Efromovich and Synergy, including, among other things, licensing our Avianca trademark for use by OceanAir in Brazil, leasing and subleasing aircraft to OceanAir and entering into various agency agreements. See “Item 7. Major Shreholders and Related Party Transactions—Part B. Related Party Transactions.” We cannot assure you that our controlling shareholders will act in a manner consistent with your best interests.

Holders of the ADSs have even more limited rights than holders of our preferred shares and may encounter difficulties in exercising some of such rights.

Holders of the ADSs may encounter difficulties in exercising some of their rights as shareholders for as long as they hold the ADSs rather than the underlying preferred shares. For example, holders of the ADSs are not entitled to vote at shareholders’ meetings, and they are only able to exercise their limited voting rights by giving timely instructions to the depositary in advance of a shareholders’ meeting, and only in respect of certain matters. Moreover, holders of the ADSs are only entitled to exercise inspection rights through a representative designated for that purpose and such rights may only be exercised 15 business days prior to an ordinary shareholders’ meeting.

The depositary is the holder of the preferred shares underlying the ADSs and holders may exercise voting rights with respect to the preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. To the limited extent permitted by the deposit agreement, the holders of the ADSs should be able to direct the depositary to vote the underlying preferred shares in accordance with their individual instructions. Nevertheless, holders of ADSs may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying their ADSs. Also, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADS or for the manner of carrying out such instructions, unless such failure can be attributed to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying preferred shares are not voted as requested.

American Depositary Shares on our preferred shares are subject to certain foreign exchange regulations from the Colombian Central Bank that may impose registration requirements upon certain events of the ADS Program

The International Investment Statute of Colombia regulates the manner in which foreign investors may participate in the Colombian securities markets, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to comply with foreign exchange regulations may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Our shareholders’ ability to receive cash dividends may be limited.

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our articles of incorporation provide that all dividends declared by our shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Although our common shareholders have adopted a dividend policy that provides for the payment of at least 15% of our annual consolidated net income to shareholders as a dividend, our common shareholders may at any time, in their sole discretion and for any reason, amend or discontinue the dividend policy. If they decide not to declare a dividend, you will not have any right to participate in or override that decision. Future dividends with respect to shares of our preferred stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our common shareholders and board of directors may deem relevant. As a result, we cannot give you any assurance that we will pay dividends in accordance with our current dividend policy or otherwise.

Holders of our preferred shares are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock by us.

Under our organizational documents, and in accordance with Panamanian law, holders of our preferred shares are not entitled to any preemptive rights with respect to future issuances of capital stock by us. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new shares of stock to other parties without first offering them to our existing preferred shareholders. In the future we may sell common or other shares to persons other than our existing preferred shareholders at a lower price than the shares are offered as ADSs on the New York Stock Exchange, and as a result you may experience substantial dilution of your interest in us.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we do not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•

distributions on the preferred shares represented by your ADSs are paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the Colombian pesos received into

U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the Colombian pesos received into U.S. dollars, or while it holds the Colombian pesos, you may lose some or all of the U.S. dollar value of the distribution;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take other actions inconsistent with the best interests of ADS holders.

The market price for the ADSs could be highly volatile, and the market price of our ADSs may be negatively impacted.

Volatility in the market price of our ADSs may prevent you from being able to sell your ADSs at, above or near the price you paid for them. The market price and liquidity of the market for our ADSs may be significantly affected by numerous factors, including, among others:

•	fluctuations in our periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in the airline industry;

•	changes in the economic performance or market valuation of other airlines;

•	announcements by our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	increased competition in the airline industry;

•	general economic trends in Colombia, El Salvador, Costa Rica, Peru, Ecuador and the other jurisdictions in which we operate;

•	events affecting equities markets in the countries in which we operate;

•	legal or regulatory measures affecting our financial condition;

•	departures of managers and other key personnel; and

•	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

Volatility in the price of the ADSs may be caused by factors outside of our control and may be unrelated to our operating results or disproportionate to the effect upon us of such factors. In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us, as well as announced changes in our business plans or those of competitors, could adversely affect the trading price of the ADSs, regardless of the likely outcome of those developments or proceedings. Broad market and industry factors could also adversely affect the market price of the ADSs, regardless of our actual operating performance. As a result, the market price of our ADSs may be negatively impacted.

If holders of ADSs surrender their ADSs and withdraw preferred shares they may face adverse Colombian tax consequences.

Although Colombian tax law does not specifically refer to the tax consequences applicable to an ADS holder withdrawing the underlying preferred shares, we believe, based on the advice of our Colombian counsel, that such a transaction should not result in a taxable event under Colombian law in the case of non-resident entities and non-resident individuals given the nature of the transaction. Nevertheless, this issue is not free from doubt, and the Colombian tax authorities may have a different interpretation of the law and may assess taxes on the conversion of ADSs into preferred shares based upon the difference between the market value of the preferred shares and the adjusted tax basis of the ADSs. Furthermore, an investor who surrenders ADSs and withdraws preferred shares will be subject to income taxes on any gain associated with the sale of such preferred shares.

We have not yet completed our assessment of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. We have not yet completed the process of assessing the effectiveness of our internal control over financial reporting. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. We cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over our financial reporting. Any failure of our internal controls could result in us not being able to assert that our internal control over financial reporting is effective. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the market value of the ADSs.

As a foreign private issuer, we are permitted to, and do, rely on exemptions from certain New York Stock Exchange, or NYSE, corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ADSs.

Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must fulfill in order to be listed on the NYSE. However, exemptions from many of the requirements are available to foreign private issuers such as us. As a foreign private issuer, we are permitted to, and do, follow home country practice in lieu of the NYSE corporate governance standards from which we are exempt. Our home country standards are those of the Colombian Stock Exchange and Colombian securities laws. Although we are a Panamanian company, our preferred shares are listed on the Colombian Stock Exchange and are subject to Colombian securities laws.

In particular, we are exempt from the requirements of §303A.03 and §303A.04 of the NYSE Listed Company Manual. §303A.03 requires non-management directors to meet regularly in executive sessions without management and independent directors to meet alone in an executive session at least once a year. §303A.04 requires a nominating/corporate governance committee composed of independent directors to be established. Under our bylaws and in accordance with the Colombian Stock Exchange regulations, our non-management directors are not required to meet regularly in executive sessions without management and we are not required to have a nominating/corporate governance committee, although our board of directors has the power to establish such a committee in the future. In addition, we are exempt from the requirements to give shareholders the opportunity to vote on equity-compensation plans and to have a compensation committee composed entirely of independent directors, as defined by the NYSE, and governed by written charters. We are also exempt from certain director independence requirements of the NYSE, the requirement to hold executive sessions of directors without management present, certain additional requirements of audit committees, the requirement to adopt corporate governance guidelines and a code of conduct and annual certification requirements. For more detail on differences in corporate governance between NYSE standards and our home country standards, see “Item 16G. Corporate Governance.” As long as we rely on these foreign private issuer exemptions, the management oversight of our Company may be more limited than if we were not exempt from these requirements of Section 303A.

As a foreign private issuer we are not be subject to U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. Moreover, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and qualify for and rely on exemptions from certain corporate governance requirements.

Certain of our shareholders control a majority of the combined voting power of all classes of our voting stock, and we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of the Board consist of independent directors,

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We rely on these exemptions.

As a result, we may not have a majority of independent directors and our compensation committee does not consist entirely of independent directors. In addition, we do not have a nominating/corporate governance committee. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and various other anti-corruption laws. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although our code of ethics and standards of conduct require our employees to comply with the FCPA and similar laws, we have not yet conducted formal FCPA compliance training for our employees and consultants. We are currently developing a more comprehensive global anti-corruption policy and training program, but we do not expect this policy and training program to be completed until the end of 2014. In addition, despite our ongoing efforts to ensure compliance with the FCPA and similar laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

The protections afforded to minority shareholders in Panama are different from, and more limited than, those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Panamanian law than under U.S. law as a result of Panama’s short history with these types of claims and the small number of successful cases in each country. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company to do the same.

Holders of ADSs may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Panama, and our principal place of business (domicilio social) is in Bogotá, Colombia. All of our directors, officers and controlling persons reside outside of the United States. In addition, substantially all our assets are located outside of the United States. As a result, it may be difficult for holders of ADSs to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Panamanian and Colombian counsel, there is doubt as to the enforceability against such persons in Panama and Colombia, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell preferred shares.

Our preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for our securities might not develop or continue on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADS holder to sell preferred shares (obtained upon withdrawal of such shares from the ADS facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

Exchange rate fluctuations may adversely affect the foreign currency value of the preferred shares represented by the ADSs and any dividend or other distributions.

The preferred shares represented by the ADSs are quoted in Colombian pesos on the Colombian Stock Exchange. Dividends and other distributions, if any, with respect to the preferred shares will be declared in Colombian pesos. Fluctuations in the exchange rate between Colombian pesos and U.S. dollars will affect, among other things, the foreign currency value of any such dividends or distributions.

It may be difficult to enforce your liquidation preference reimbursement right if we enter into a bankruptcy, liquidation or similar proceeding in Panama.

The insolvency laws of Panama, particularly as they relate to the priority of creditors, may be less favorable to your interests than the bankruptcy laws of the United States. Your ability to enforce your liquidation preference reimbursement rights as a holder of ADSs may be limited if we become subject to the insolvency proceedings set forth in Title I of the Third Book of the Commercial Code, as amended from time to time, which establishes the events under which a petition for the declaration of insolvency of a company can be filed before a circuit court, considering that this preference reimbursement will be feasible after payment to third-party creditors.

Our ability to pay dividends would be limited if any of our relevant operating subsidiaries enters into a bankruptcy, liquidation or similar proceeding in their home jurisdictions.

Our ability to pay dividends may be limited if any of our relevant operating subsidiaries becomes subject to the insolvency proceedings under the applicable laws of Colombia, the Bahamas, El Salvador, Costa Rica or Peru, as amended from time to time, which establish the events under which a company, its creditors or the authorities may request its admission to insolvency proceedings in order to reach an agreement with its creditors as to the terms of its debt structure. In addition, if a debtor breaches an insolvency agreement, or if continuation of a debtor’s business is not economically feasible, the restructured company may be liquidated, and payments of our dividends may also be contingent upon operating subsidiaries’ earnings and business considerations.

Our shares are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Our preferred shares have been traded on the Colombian Stock Exchange since May 2011 and our ADSs representing preferred shares have been traded on the NYSE since November 2013. Trading in our ADSs or preferred shares on these markets takes place in different currencies (U.S. dollars on the NYSE and COP on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs cannot immediately surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

Item 4.	Information on the Company

A.	History and Development of the Company

History

We are an airline holding company incorporated in Panama in connection with the combination of Avianca and Taca in February 2010. The combination of Avianca and Taca was announced and agreed in October 2009 by their respective controlling shareholders who, after the approval of the combination by the antitrust and regulatory authorities, contributed their respective interests in Avianca and Taca to us. Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.) was incorporated in Panama on March 2, 2011.

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering we sold 100,000,000 preferred shares for COP 500,000 million (approximately $279 million as of such date).

In June 2012, we were accepted as official members of Star Alliance.

In May 2013, we issued $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, our first offering in the international capital markets.

In November 2013, we completed our initial public offering in the United States, listing our ADSs on the NYSE.

In April 2014, we issued $250 million in aggregate principal amount of additional 8.375% Senior Notes due 2020, which were first issued in May 2013.

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and currently enjoys exclusive rights to use it for domestic routes in Colombia until the earlier of April 1, 2016 and the date that the Operadora Aeroportuaria Internacional, or OPAIN, provides Avianca the necessary space to have its domestic and international operations integrated in one terminal. In 2004, our current controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in November 2010 acquired Aerogal, an Ecuadorian airline.

Taca

Taca was organized in 1931 in Honduras as Transportes Aéreos Centroamericanos (TACA). During the 1930s and 1940s, Taca expanded throughout Central America, including Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. By the 1950s, the operations were consolidated into one airline, Taca International, based in El Salvador. In 1963, the Kriete family acquired a majority interest in Taca. In the 1990s, Taca began acquiring interests in the flag carriers of each of the other Central American countries. In 1998, Taca modernized its fleet and redesigned its schedule into a dual hub and spoke network, with hubs in San Salvador and San José. In 1999, Taca launched Taca Peru, and added a hub in Lima, Peru.

Corporate Information

Our executive offices are located at Aquilino de la Guardia Calle No. 8, Panama City, Republic of Panama, and our telephone number is (+507) 205-6000.

Our authorized agent in the U.S., Avianca, Inc., is located at 122 East 42nd Street, Suite 2525, New York, NY 10168.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts. For the years ended December 31, 2013, 2012 and 2011, we invested $320.3 million, $161.3 million and $133.2 million, respectively, in advance payments on aircraft purchase contracts and $264.7 million, $370.4 million and $209.8 million, respectively, in acquisition of property and equipment, which primarily consisted of aircraft and engines.

B.	Business Overview

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2013, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,300 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the year ended December 31, 2013, we transported approximately 24.6 million passengers and 318,700 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 21.5% from $3,794.4 million in 2011 to $4,609.6 million in 2013, and our consolidated operating profit increased 90.2% from $202.4 million for the year ended December 31, 2011 to $384.9 million in 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 17.0% and 20.4%, respectively, from 2011 to 2013 and during the same period increased our load factor from 79.6% to 80.5%.

As of December 31, 2013, we operated a modern fleet of 155 aircraft (121 jet passenger aircraft, 29 turboprop passenger aircraft and five jet cargo aircraft), mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between 2014 and 2019 of 64 new Airbus aircraft and 15 Boeing 787 Dreamliners. We are also in the process of replacing our regional fleet of Fokker 50s and ATR42s with 11 new and more efficient ATR72s to be delivered between 2014 and 2015.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 5.4 million members as of December 31, 2013. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 33.5% of our outstanding capital stock is represented by our non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares listed on the New York Stock Exchange as a result of our international initial public offering in November 2013. Approximately 78.3% of our voting common shares are owned by Synergy Aerospace Corp., a corporation indirectly controlled by the Efromovich family, and approximately 21.7% of our voting common shares are owned by Kingsland Holdings Limited, a corporation controlled by the Kriete family.

Our Strengths

We believe that our most important business strengths include the following:

•	A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 146.6 million inhabitants as of December 31, 2013 and what we believe to be dynamic and growing economies. Our passengers carried increased 12.9% in 2012 and 6.6% in 2013. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and grow from a position of strength.

•	A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified our service standards to strive for “Excelencia Latina” (Latin Excellence), the ideal we set for our service goals. We were recognized as the “Best Airline in South/Latin America 2013” (Business Traveler Magazine “Best of the Best 2013” Awards) and the “Best Airline Staff Service South America” (Skytrax World Airline Awards 2013). Beginning in May 2013, Avianca became our sole, unified brand for all of our operations.

•	A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2013 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•

One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 5.3 years as of December 31, 2013. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•	Experienced senior management team with strong track record. Our senior management team has significant industry knowledge and a demonstrated ability to acquire and integrate businesses successfully. In addition, we believe our incentive programs align our management team with our strategic objectives and contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to leverage our leadership position to take advantage of opportunities for profitable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. Key elements of our business strategy include the following:

•	Enhance customer loyalty through seeking to provide superior customer service and a culture of “Excelencia Latina.” Seeking to provide superior customer service is a cornerstone of our passenger and cargo business, and we seek to create a culture that delivers “Excelencia Latina” (Latin Excellence). We believe our culture of Excelencia Latina can differentiate us from our competitors by combining high-quality operating performance with a warm, Latin American service culture that we believe caters to the tastes of Latin American passengers. Our strategy is based on selecting, training and rewarding dedicated personnel, establishing a solid operational and technological platform to provide high-quality operations, and delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•	Focus on achieving further synergies from the Avianca-Taca combination to increase revenues and reduce costs. After the combination of Avianca and Taca in February 2010, we focused initially on the commercial integration of our combined network and grew significantly in terms of passengers carried and operating revenues. As we continue with the second phase of our post-combination integration, we believe there is still potential to achieve further revenue growth from our recent implementation of a single commercial code (which we believe enhances the connectivity of our unified network) and recent consolidation of our operations under a single Avianca brand. We also continue to improve our revenue management practices. In addition, we are currently seeking to achieve cost synergies by consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. We also intend to achieve synergies by unifying our IT platforms in finance, maintenance and operations.

•	Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We expect to add new destinations, routes and flight frequencies in Latin America to meet or stimulate demand for our services, in particular by adding new long-haul and other international destinations to be served from our Bogotá and Lima hubs, by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub and by taking advantage of what we believe to be increasing demand for air travel within Latin America. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•	Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue. We believe we have a significant opportunity to increase our footprint in the cargo business by leveraging our leadership position in Colombia to grow in other Latin American markets, and we continuously evaluate opportunities to grow our cargo business in strategic markets. In January 2014 we entered into an agreement to acquire a Mexican cargo company. See “Item 4. Information on the Company—Part B. Business Overview—Airline Operations—Cargo and other.” Additionally, we are currently evaluating alternatives with respect to cargo service in Brazil, including a possible venture with our affiliate Ocean Air Linhas Aereas S.A., or OceanAir. To enhance our competitiveness in the cargo sector, we have recently added four new Airbus A330F freight aircraft dedicated exclusively to cargo transport. In addition, our modernized passenger fleet will have greater cargo capacity and allow us to continue to earn incremental revenues by complementing our cargo routes with cargo transported in the bellies of our passenger flights.

•	Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. Our wholly-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles and loyalty services to program members and about 200 commercial partners. Sales from our loyalty business unit increased approximately 52% during the two-year period ended December 31, 2013. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines.

Airline Operations

Our operating revenues are comprised of passenger revenue, cargo and courier revenue and related activities revenue. Passenger revenue consists primarily of ticket sales and redemption of rewards under our LifeMiles loyalty program. Cargo and courier revenue consists primarily of services designed for the air transportation of goods, on an airport to airport basis and other complementary services. In addition, cargo and courier revenues include revenues derived from shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Related activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Seasonality

We expect our quarterly operating results to continue to fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs.

Passenger operations

Our passenger revenues represented 83.9%, 83.2% and 83.8% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Domestic

Domestic revenue accounted for approximately 28.7%, 28.4% and 26.7% of our total passenger revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

Our Colombian domestic passenger revenue accounted for approximately 90.1%, 87.1% and 87.6% of our total domestic passenger revenue for the years ended December 31, 2011, 2012 and 2013, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2013, approximately 70% of our domestic passengers regard Bogotá as their destination or origination point, 18% of our domestic passengers pass through Bogotá in transit to other points on our domestic route network and the remaining 12% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 3.7%, 6.8% and 7.9% of our total domestic passenger revenue for the years ended December 31, 2011, 2012 and 2013, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation in Peru. Currently we fly nine routes to nine domestic destinations. During the years ended December 31, 2012 and 2013, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 12.6% and 15.1%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 6.4%, 6.1% and 4.5% of our total domestic passenger revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

International

International revenue accounted for approximately 71.3%, 71.6% and 73.3% of our total passenger revenue for the years ended December 31, 2011, 2012 and 2013.

The majority of our passenger traffic to the United States and Europe is for leisure purposes, principally from Colombian travelers. Leisure traffic tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January. Within Latin America, business travel constitutes the heaviest traffic volume, although a substantial amount of passenger traffic also comes from leisure travel.

Our international traffic is served through our airlines: Avianca (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Taca Peru (Peru). Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras (Honduras), operate their international routes through charter flights and wet leases with other of our subsidiaries. We are not currently operating any flights with the license for international routes of Nicaraguense de Aviación S.A.—Nica (Nicaragua).

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 0.8%, 0.4% and 0.2% of our total passenger revenue for the years ended December 31, 2011, 2012 and 2013, respectively.

Cargo and other

Our cargo business generally operates on the same route network used by our passenger airline business, which is supplemented by freighter-only operations. Our passenger airline business includes more than 100 destinations to which we can transport cargo in the bellies of our passenger aircraft. In addition, we operate in six more destinations exclusively for cargo. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers.

Our cargo and courier services revenues represented 11.1%, 11.3% and 10.9% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Cargo revenues increased 15.8% between 2011 and 2012 primarily due to a 7.6% increase in traffic in terms of RTKs and a 7.6% increase in cargo yield. These increases were offset by a decline in our cargo load factor from 64.0% in 2011 to 62.5% in 2012 as a result of our capacity growing at a faster rate than our usage. Cargo revenues increased 5.2% from 2012 to 2013 primarily due to a 12.0% growth in traffic in terms of RTKs partially offset by a 5.9% decrease in cargo yield. Our cargo load factor decreased from 62.5% in 2012 to 60.0% in 2013 as a result of our capacity growing at a faster rate than our usage.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Total ATKs (millions)	1,403	1,198	1,087
Total RTKs (millions)	838	748	695
Weight of cargo carried (thousands of tons)	319	299	272
Total cargo yield (cargo revenues/RTKs, in $)	0.51	0.54	0.50
Total cargo load factor (%)	60.0%	62.5%	64.0%

Our international cargo operations are headquartered in Bogotá, and we also have a significant cargo operation in Medellín and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods, such as high-tech equipment or spare parts, transported by air to Latin American countries. We operate in Europe through our passenger aircraft from Bogotá, Cali and Medellín to Madrid and Barcelona, and to other destinations around the world through our code share and interline agreements. In Latin America, the principal origins of our cargo are Colombia, Ecuador, Peru, Argentina and Brazil.

We continuously evaluate opportunities to grow our cargo business through selective acquisitions in strategic markets. For example, one of our subsidiaries signed a purchase agreement, subject to approval by the Mexican authorities, granting it a participation in Aerolínea Aero Transporte de Carga Unión S.A. de C.V., or AeroUnión, a cargo airline domiciled in Mexico. The investment complies with the investment provisions for foreign direct investments in Mexico. In addition, we are currently evaluating alternatives with respect to cargo service in Brazil, including a possible venture with our affiliate Ocean Air.

In general terms, cargo flows are unidirectional. This characteristic is a key determinant in the structure of cargo operations. This is especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. In recent years, we have diversified origins and destinations, creating a larger network that can maximize asset utilization and decrease regional dependence. Also, we have strengthened our cargo headquarters in Bogotá through the integration of the freighters and passenger plane networks.

The sharp contraction of our traditional markets in 2009—imports into the region and exports from the region—followed by the rapid recovery of demand in 2010 required us to fully leverage the flexibility of our business model. As a result, during 2012, we consolidated our Avianca, Taca, Aerolineas Galapagos S.A.—Aerogal (Aerogal) and Tampa Cargo operations under one cargo operation and increased the capacity of our cargo fleet. This process is also being reinforced by the addition of four new Airbus A330F freight aircraft, which we received in 2013. This aircraft has a capacity of up to 70 tons of freight and a range of up to 4,000 nautical miles. We believe this significant investment allows us to enhance our regional competitiveness.

Under our DEPRISA brand, we operate an express courier operation in Colombia. DEPRISA is a significant player in the courier industry with more than 600 branches, 300 domestic and 200 international (UPS allied in Colombia) destinations, a broad domestic and international product portfolio with same day and next day deliveries, and we believe a strong brand recognition and reputation in Colombia.

DEPRISA also manages our domestic cargo operation in Colombia and express courier operation located mainly in the United States that operates currently under the brand AVIANCA EXPRESS, which has more than 50 branches in the United States.

Our courier revenues represented 1.8%, 1.8% and 1.7% of our total revenues for the years ending December 31, 2011, 2012 and 2013, respectively.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. Other revenues consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Other revenues accounted for approximately 5.0% of our total revenue in 2011, 5.5% of our total revenue in 2012 and 5.3% of our total revenue in 2013.

Route Network and Schedules

Through our network, we operate more than 780 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to approximately 100 destinations in North America, Central America, South America and Europe through code-sharing arrangements with Aeromexico, Air Canada, Iberia, Lufthansa, Satena, Sky Airline, United Airlines and US Airways. Additionally, by joining Star Alliance in 2012, we increased the alliances for our frequent flyer program, granting access to our clients to more than 1,200 destinations and more than 990 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 27 Star Alliance carrier members.

We connect city pairs with lower passenger traffic through our three hubs, which build density on flights and enables us to serve these destinations with a higher frequency. When passenger demand for a particular city pair is sufficient, we provide point-to-point service, which reduces travel time and inconvenience for passengers. We believe that this mixed model allows us to efficiently allocate our resources among high and low-traffic destinations.

For our international connections at our three hubs, we utilize a morning bank, an evening bank and, for some of our hubs, a midday bank of flights, with flights timed to arrive to the corresponding hub at approximately the same time and to depart a short time later. These banks give us the opportunity to provide more frequent service to many destinations, allow some passengers more convenient connections and increase the flexibility of scheduling flights throughout our route network.

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2013	2012	2011
Domestic Colombia	26.1%	27.0%	26.9%
Domestic Ecuador	1.3%	1.9%	1.9%
Domestic Peru	2.4%	2.1%	1.1%
Central America & Caribbean (non-regional)	7.1%	7.2%	7.6%
Intra Home Markets(1)	9.7%	9.1%	9.3%
Europe	8.7%	8.1%	8.3%
North America(2)	24.9%	25.9%	27.6%
South America	19.7%	18.1%	16.4%
Regional Central America	0.2%	0.4%	0.8%

Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional))
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2013		2012		2011
Domestic Colombia	12,028,242	50.1%	11,002,991	48.7%	9,341,827	46.2%
Domestic Ecuador	707,545	2.9%	949,313	4.2%	1,024,528	5.1%
Domestic Peru	1,188,803	4.9%	946,753	4.2%	529,287	2.6%
Central America & Caribbean (non-regional)	1,988,961	8.3%	1,957,045	8.7%	1,905,368	9.4%
Intra Home Markets(1)	1,912,645	8.0%	1,732,494	7.7%	1,582,275	7.8%
Europe	509,538	2.1%	440,468	1.9%	409,504	2.0%
North America(2)	3,414,358	14.2%	3,363,730	14.9%	3,349,619	16.6%
South America	2,115,779	8.8%	2,032,398	9.0%	1,766,766	8.7%
Regional Central America	156,382	0.7%	182,859	0.8%	303,811	1.5%

Total	24,022,253	100.0%	22,608,051	100.0%	20,212,985	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2013		2012		2011
Domestic Colombia	6,472	16.7%	5,675	15.5%	4,719	14.2%
Domestic Ecuador	576	1.5%	630	1.7%	657	2.0%
Domestic Peru	1,012	2.6%	787	2.2%	474	1.4%
Central America & Caribbean (non-regional)	2,262	5.8%	2,263	6.2%	1,987	6.0%
Intra Home Markets(1)	4,176	10.8%	3,792	10.4%	3,349	10.1%
Europe	4,753	12.2%	4,134	11.3%	3,956	11.9%
North America(2)	11,973	30.8%	11,851	32.4%	11,994	36.1%
South America	7,539	19.4%	7,411	20.2%	5,999	18.0%
Regional Central America	51	0.1%	59	0.2%	113	0.3%

Total	38,812	100.0%	36,604	100.0%	33,248	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2013, through our Bogotá hub, we operated approximately 2,821 weekly scheduled flights to 22 different destinations in Colombia, seven in North America, ten in South America, ten in Central America and the Caribbean and two in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Armenia	78	253,419	221,864	182,169
Barrancabermeja	50	156,620	147,559	133,507
Barranquilla	190	1,078,734	939,611	826,877
Bucaramanga	128	773,768	718,160	644,297
Cali	306	1,674,123	1,653,157	1,602,063
Cartagena	234	1,330,224	1,212,525	1,042,358
Cucuta	86	499,366	451,374	410,589
El Yopal	26	60,687	24,265	—
Florencia	14	27,615	27,512	—
Ibagué	46	92,228	106,789	89,351
Leticia	14	6,861	—	—
Manizales	92	165,366	182,175	168,089
Medellín	337	1,882,346	1,785,707	1,647,900
Montería	54	270,583	227,578	198,336
Neiva	86	209,548	195,642	140,879
Pasto	42	175,720	176,060	160,809
Pereira	128	652,687	612,393	569,386
Popayán	34	79,066	82,520	63,947
Riohacha	28	99,782	83,299	56,530
San Andrés	42	255,299	268,115	240,636
Santa Marta	100	563,797	517,765	391,030
Valledupar	42	209,419	194,628	192,323

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Aruba (Oranjestad)	12	79,031	70,519	71,246
Barcelona	8	88,372	87,585	84,414
Buenos Aires	8	93,929	94,095	93,946
Cancún	14	24,491	—	—
Caracas	42	310,664	297,044	261,153
Curacao (Willemstad)	14	54,257	51,655	44,171
Fort Lauderdale	14	88,279	89,528	93,360
Guatemala City	8	5,434	—	—
Guayaquil	38	185,214	145,821	138,158
Havana	10	38,366	17,439	—
La Paz	14	56,080	48,636	4,765
Lima	54	436,622	375,290	341,445
Madrid	28	276,872	192,403	158,209

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Mexico City	42	259,168	242,697	221,186
Miami	42	310,160	255,248	235,823
New York	30	238,878	222,417	202,806
Orlando	14	71,762	42,476	18,096
Panama City	40	183,296	195,737	181,640
Punta Cana	14	60,523	33,384	11,192
Quito	48	304,560	288,420	260,481
Rio de Janeiro	14	69,151	42,852	4,982
San José	28	109,464	96,741	98,139
San Juan	6	11,010	—	—
San Salvador	38	138,495	115,793	63,532
Santiago	14	153,778	137,973	90,864
Santo Domingo	14	67,848	50,922	40,015
São Paulo	28	236,396	216,960	151,373
Valencia (Venezuela)	14	78,980	72,275	52,452
Washington	14	74,006	72,222	47,784

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2013, through our San Salvador hub, we operated approximately 686 weekly scheduled flights to 13 destinations in North America, five in South America, ten in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Belize City	14	36,617	33,248	34,959
Cali	14	30,641	8,158	—
Cancún	14	78,067	65,342	54,326
Chicago	14	12,875	7,776	16,635
Dallas	14	45,540	39,515	28,154
Guatemala City	62	223,968	205,010	211,110
Guayaquil	14	40,679	22,273	16,134
Havana	12	41,793	24,470	6,809
Houston	14	53,197	51,469	50,699
Liberia	8	8,234	7,254	5,056
Lima	28	162,119	149,488	137,020
Los Angeles	52	306,507	302,632	271,751
Managua	42	160,796	162,463	162,501
Medellín	14	32,507	—	—
Mexico City	28	75,552	81,589	94,162
Miami	28	94,180	86,169	89,318
New York	28	173,151	157,854	154,883
Newark	14	9,018	—	—

		Number of Passengers Carried(3)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Orlando	8	29,616	31,962	22,901
Panama City	22	69,005	49,495	41,874
Quito	14	53,001	11,672	—
Roatán	14	16,675	18,935	19,154
San Francisco	20	125,129	129,239	123,671
San José	56	248,555	244,601	258,938
San Pedro Sula	40	138,925	136,476	149,302
Tegucigalpa	42	106,743	97,301	94,716
Toronto	14	85,141	54,924	40,976
Washington	42	208,232	197,646	203,437

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2013, through our Lima hub, we operated approximately 488 weekly scheduled flights to seven destinations in Peru, two in North America, 14 in South America and three in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Arequipa	34	164,444	130,175	56,275
Chiclayo	28	73,243	88,733	52,245
Cuzco	80	451,579	265,172	201,392
Juliaca	14	81,123	82,246	18,154
Piura	24	143,304	140,670	67,830
Tarapoto	14	74,748	61,193	69,820
Trujillo	26	104,605	103,500	63,571

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Asunción	14	46,990	54,877	53,447
Buenos Aires	28	268,078	249,960	256,452
Cali	12	25,150	7,060	29
Caracas	14	146,327	139,975	133,115

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Guayaquil	14	52,925	74,881	81,440
Havana	10	48,856	54,887	43,640
La Paz	14	67,327	85,391	88,619
Medellín	14	28,842	8,701	—
Mexico City	14	44,997	47,814	43,808
Miami	14	111,989	84,731	83,108
Montevideo	14	90,226	76,843	49,686
Porto Alegre	14	30,325	26,868	26,116
Quito	14	111,640	130,580	142,519
Rio de Janeiro	14	84,731	81,388	78,077
Santa Cruz	14	57,813	56,904	24,971
Santiago	14	119,694	131,703	142,665
Santo Domingo	8	36,323	29,217	30,000
São Paulo	14	117,547	123,680	119,019
San José	14	103,282	138,337	136,588

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

Network and schedule from San José

As of December 31, 2013, through our network in San José, we operated approximately 120 weekly scheduled flights to two destinations in North America, one in South America and five in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in North America, Central America and South America and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Caracas	14	68,257	52,140	54,544
Guatemala City	14	117,731	160,846	167,418
Managua	14	20,930	29,627	36,200
Mexico City	28	74,166	71,859	78,958
Miami	14	42,556	54,397	61,771
Panama City	8	50,776	87,482	90,567
San Pedro Sula	14	16,236	15,107	16,241
Tegucigalpa	14	15,836	15,364	14,626

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.

Domestic network and schedule in Ecuador

We operate approximately 184 weekly scheduled domestic flights to seven destinations in Ecuador, through our subsidiary Aerogal.

We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Quito - Baltra	5	17,739	10,647	13,874
Quito - Cuenca	20	54,164	89,136	102,923
Quito - Guayaquil	84	310,741	462,933	583,431
Quito - Manta	27	92,134	150,858	113,942
Quito - El Coca	12	49,141	41,536	3,709
Guayaquil - Baltra	20	113,008	118,012	109,165
Guayaquil - San Cristobal	16	68,933	72,763	62,397

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Regional operation and schedule in Central America

We operate approximately 338 weekly scheduled domestic flights to 13 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras).

Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
San José - Drake Bay	23	4,447	3,731	2,736
San José - Golfito	29	9,006	10,337	8,955
San José - Liberia	22	6,912	6,791	6,364
San José - Palmar Sur	12	2,407	2,291	2,095
San José - Puerto Jimenez	47	11,706	11,986	10,613
San José - Quepos	53	17,132	17,818	19,345
San José - Tamarindo	19	4,764	5,851	6,540
San José - Tambor	67	17,174	16,466	17,338
San Pedro Sula - Roatán	12	16,921	11,641	12,400
San Pedro Sula - Tegucigalpa	28	37,540	39,160	37,579
Tegucigalpa - La Ceiba	14	9,574	7,287	16,617
Tegucigalpa - Roatán	12	15,671	11,144	1,909

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Cali - Barranquilla	18	96,266	51,341	44
Cali - Cartagen	20	106,317	59,139	—
Cali - Pasto	14	30,019	31,204	39,505
Cali - Tumaco	28	61,473	59,730	46,368
Cuzco - Arequipa	8	29,956	18,878	—
Cuzco - Puerto Maldonado	14	64,838	56,186	—
Medellín - Barranquilla	38	193,566	163,284	77,380
Medellín - Bucaramanga	12	33,968	—	—
Medellín - Cali	95	380,002	313,783	197,600
Medellín - Cartagena	66	444,259	369,214	122,565
Medellín - Cucuta	10	54,933	49,095	—
Medellín - Santa Marta	18	108,867	77,503	40,100

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Barranquilla - Miami	14	78,458	80,222	82,469
Cali - Guayaquil	10	33,443	27,015	29,420
Cali - Madrid	6	99,859	116,239	124,780
Cali - Miami	14	80,739	80,833	79,361
Cartagena - Miami	14	64,963	65,294	78,934
Guatemala City - Flores	29	43,947	43,875	39,991
Guatemala City - Los Angeles	14	102,064	104,281	106,533
Guatemala City - Miami	6	37,816	49,511	57,481
Guatemala City - San Pedro Sula	14	14,000	11,748	10,777
Guatemala City - Tegucigalpa	14	22,547	21,936	21,748
Managua - Miami	28	95,689	114,063	100,275
Medellín - Madrid	4	44,430	44,241	42,101
Medellín - Miami	14	85,306	87,418	86,200
Medellín - New York	14	53,056	40,206	52,996
San Pedro Sula - Miami	12	55,229	60,500	65,608
San Pedro Sula - New York	4	25,970	31,061	35,042

(1)	Reflects destinations served as of December 31, 2013.
(2)	Departures for the week ended December 31, 2013.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Alliances

We have a number of bilateral and multilateral alliances with other airlines, which enhance travel options for customers by providing greater time of day coverage to common destinations, additional mileage accrual and redemption opportunities, and access to markets that we do not serve directly. These marketing alliances typically include one or more of the following features: loyalty program reciprocity; code sharing of flight operations

(whereby seats on one carrier’s selected flights can be marketed under the brand name of another carrier); coordination of reservations, ticketing, passenger check-in, baggage handling and passenger connection, and other resource-sharing activities.

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2013, Star Alliance carriers served 1,329 airports in 194 countries with over 21,900 daily flights. Current Star Alliance members, in addition to us, are Adria Airways, Aegean Airlines, Air Canada, Air China, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, EGYPTAIR, Ethiopian Airlines, LOT Polish Airlines, Lufthansa, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAM Airlines, TAP Portugal, THAI Airways International, Turkish Airlines, United / Continental Airlines and US Airways. On February 14, 2013, US Airways announced an agreement to merge with AMR Corporation and its intent to exit Star Alliance as a result of such merger. On June 18, 2013, EVA Air joined Star Alliance.

Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, Cubana, Iberia, Satena and Sky Airline. In addition, we have a frequent flyer program agreement in place with Iberia.

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

Loyalty Business Unit

We believe that a strong loyalty program provides the basis for improved profitability and for the development of a lucrative loyalty business. In recent years we have made investments to improve our frequent flyer program, LifeMiles. We monitor LifeMiles performance carefully and believe that in the future it has the potential to offer strategic partnerships and other opportunities.

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2013, LifeMiles has approximately 5.4 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles was the only Latin American program included in a September 2012 CNN article listing “7 of the top frequent flier programs” in the world. LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 200 program partners, including banks, hotels and car rental agencies. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automatic upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 32 co-branded credit and debit card products in place in eight countries, and active mileage sales agreements with more than 65 financial institutions.

Pricing and Revenue Management

We maintain revenue management policies and procedures that are intended to maximize total revenue, while keeping fares generally competitive with those of our major competitors. We charge higher prices for tickets on higher-demand flights, tickets purchased on short notice and tickets for itineraries suggesting a passenger would be willing to pay a premium. The number of seats we offer at each fare level in each market is determined by a continual process of analysis and forecasting, taking into account factors such as past booking history, seasonality, the effects of competition and current booking trends. We use a combination of approaches, taking into account yields, flight load factors and effects on load factors of continuing traffic, depending on the characteristics of the markets served, to arrive at a strategy for achieving the highest possible revenue per ASK, balancing the average fare charged against the corresponding effect on our load factors.

Our revenue management software includes PROS O&D III for demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Profit Line Price (PLP) for competitors fares monitoring and analysis, Infare for competitors’ websites availability and fares monitoring and analysis, and Network Revenue Planning System (NRPS) for determining network optimization opportunities. Currently we are in the process of implementing a new system, Real Time Dynamic Pricing (PROS RTDP), which is designed to enhance the seat inventory availability decision making process.

Sales and Distribution

We use direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. During the year ended December 31, 2013 approximately 69% of our sales were through travel agencies and tour operators while approximately 31% were sales in the more profitable channels, direct channels, website, call centers and direct point of sales. Travel agents receive base commissions of 3.2% in Colombia and 4.2% in other countries. The weighted average rate for these commissions during this period was 3.8%. There commissions consist of “up front over commission,” and “back end over commission.” These commissions are established by us, based on market conditions, strategic needs by country and other needs or goals.

Travel agencies obtain airline travel information and issue airline tickets through global distribution systems, or GDSs, that enable them to make reservations on flights from a large number of airlines. GDSs are also used by travel agents to make hotel and car rental reservations. We participate in all major international GDSs, including SABRE, Amadeus, Galileo and Worldspan. In return for access to these systems, we pay transaction fees that are generally based on the number of reservations booked through each system. We believe that obtaining a single commercial code is likely to give our flights greater visibility at travel agencies.

Our website is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Sales on our website have increased significantly in recent years, by approximately 16% in 2013 compared to 2012. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support future growth.

The following are data for our ticket sales in 2013 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through our approximately 180 ticket offices in Colombia and abroad accounted for approximately 9% of our sales.

•	Ticket sales through our direct agents accounted for approximately 3% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis. Currently in Colombia, our ticket officers and direct agents also sell package deals through Avianca Tours, which is our internal travel agency dedicated to packaging flights, hotels and rental cars to provide our customers with promotions during off-peak seasons. We plan to extend this service to other markets we serve.

•	Ticket sales through our call center accounted for approximately 6% of our sales. Our call centers are located in Medellín, Colombia and in San José, Costa Rica and handle reservations and sales calls from throughout the world for our domestic and international flights. A centralized call center allows us to provide efficient customer service 24 hours a day, 7 days a week.

•	Ticket sales through the website portals accounted for approximately 16% of our sales.

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand embraces a forward-looking vision to be the preferred Latin American airline, and we seek to continue to improve the quality of our marketing based on knowledge of traveler’s preferences, adherence to our processes, and through nurturing our relationships with our communication partners.

We have also moved forward with fewer and stronger brands, strengthening the value of our corporate brand. Beginning in May 2013, Avianca became our sole, unified brand for all of our operations. We have created a new Latin Excellence standard of service across our operations, which we believe differentiates us from other airlines. We seek to enhance customer experience by delivering high quality professional service, connecting people emotionally, with warmth and Latin style.

Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relations events in the cities to which we fly. We believe that the corporate traveler is an important part of our business, and we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering these companies rewards, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services.

Promotional activities include, (i) “Air only fares” (Low fare communication) for domestic travel, pursuant to which special rates are available during certain time frames, (ii) “LifeMiles + Cash promotions” for domestic and international travel, establishing a combination of miles from our Frequent Flyer Program and cash on different routes throughout our network and (iii) “Added Value Promotions” such as awarding bonus miles or double segments in their accrual of miles or segments when flying with us in specific destinations. For example, we recently sponsored a promotional charity run for 7,000 runners in Bogotá in March 2013.

Aircraft

As of December 31, 2013, we operated a fleet consisting of 155 aircraft (150 passenger aircraft and five cargo aircraft), including ten Airbus A330s, four Airbus A330Fs, five Airbus A321s, 56 Airbus A320s, 28 Airbus A319s, ten Airbus A318s, one Boeing 767-300F, 12 Embraer E190s, nine ATR42s, four ATR72s, ten CESSNA 208s and six Fokker 50s. As of December 31, 2013, the average age of our operative jet passenger fleet was 5.3 years. The goal of our fleet modernization plan is to have more modern aircraft because it reduces fuel consumption, generates less pollution and reduces noise levels.

In connection with our fleet modernization plan, a new A320 family purchase agreement was signed in December 2011 for a total of 51 aircraft, which included 33 aircraft of a new generation known as neo (New Engine Option). For the freight operations development, as of December 31, 2013, we operated one 767-300F and four Airbus A330F. The lease for the 767-300F expires in 2015, which we do not expect to renew.

As of December 31, 2012, we had replaced all of our former Boeing 767 (passengers), Boeing 737, MD83 and F100 fleets with A318s, A319s, A320s and A330s finishing a successful transition to a new, more homogenous operative fleet of aircraft with more efficiency and reliability. We believe that a modern, homogeneous and younger operative fleet further strengthens our ability to provide better customer service, which is reflected in higher passenger’s satisfaction. The technology used in these aircraft offer substantial cost savings as they are more fuel efficient and require lower maintenance costs.

On February 3, 2014, we took preventative action to ground our fleet of ten Fokker 50 turboprop aircraft (including four that were inactive) following an engine malfunction in one of the Fokker 50 aircraft in Cali, Colombia. We are in the process of replacing our entire fleet of Fokker 50s with ATR72s, however, we have not yet received all of the ATR72s we have ordered. Under IFRS, we will be required to reflect the grounding of these aircraft as a write-off expense of $4.2 million in the first quarter of 2014.

The following table sets forth the composition of our operative fleet as of December 31, 2013:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Airbus A318	10	—	10	8.79	100
Airbus A319	28	12	16	7.58	120
Airbus A320	56	31	25	3.95	150
Airbus A321	5	1	4	7.29	194
Airbus A330	10	1	9	3.31	252
Embraer E190	12	10	2	4.28	96
Turboprop
ATR42	9	4	5	19.68	47
ATR72	4	4	—	0.22	68
CESSNA 208	10	10	—	4.02	12
Fokker 50	6	6	—	20.50	52
Cargo
Airbus A330F	4	4	—	0.62	70tons
Boeing 767-300	1	—	1	11.42	50tons

Total	155	83	72	6.44

(1)	Does not include five F100 and two A319 aircraft leased, and one A319 aircraft subleased, to OceanAir. Does not include two ATR42s, four Fokker 50s and two Boeing 767-200 that are inactive (we expect to use these two Boeing 767-200 aircraft in the operations of our planned AeroUnión acquisition). Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.

The following table sets forth the scheduled expiration of our aircraft operating leases existing as of December 31, 2013.

Aircraft Type	2014	2015	2016	2017	2018	2019	2020	2021	Total
Airbus A318	—	—	3	7	—	—	—	—	10
Airbus A319	8	8	1	—	—	—	—	—	17
Airbus A320	1	2	4	9	2	—	3	3	24
Airbus A321	4	—	—	—	—	—	—	—	4
Airbus A330	2	—	—	1	1	2	2	1	9
ATR42	2	3	—	—	—	—	—	—	5
Embraer 190	—	—	—	2	—	—	—	—	2
Boeing 767	—	1	—	—	—	—	—	—	1

Total	17	14	8	19	3	2	5	4	72

We have entered into agreements to acquire up to 15 Boeing 787 Dreamliners for delivery between 2014 and 2019, 33 Airbus A320s (consisting of A319, A320 and A321 models) for delivery between the 2014 and 2016, 33 Airbus A320s with a new engine option (neo) for delivery between 2017 and 2019, eleven ATR72s for delivery between 2014 and 2015. The following table sets forth our firm contractual deliveries through 2019.

Aircraft Type	2014	2015	2016	2017	2018	2019	Total
Boeing 787	4	3	3	2	—	3	15
Airbus A319	6	7	—	—	—	—	13
Airbus A320	2	2	8	—	—	—	12
Airbus A321	6	—	—	—	—	—	6
Airbus A319neo	—	—	—	7	9	3	19

Aircraft Type	2014	2015	2016	2017	2018	2019	Total
Airbus A320neo	—	—	—	3	2	5	10
Airbus A321neo	—	—	—	1	1	2	4
ATR72	10	1	—	—	—	—	11

Total(1)	28	13	11	13	12	13	90

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and 16 Embraers. Does not include one Airbus A330F that we have a firm contract delivery for in 2014 because this aircraft will be leased to OceanAir.

Our long-term fleet plan includes the incorporation of the following aircraft types: Airbus A319, A320, A321, A330, Boeing 787 and ATR72. We expect our new aircraft to offer substantial cost savings, as they are more fuel-efficient and require lower maintenance costs. The Boeing 787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000D engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency. Our new 787 aircraft are expected to be configured with premium business class sections that will provide our customers with modern in-flight amenities.

As of December 31, 2013, our operative fleet was comprised of 155 aircraft, 83 of which were owned and 72 were subject to long-term operating leases. Additionally, we lease five F100s and sublease three A319s, to OceanAir, none of which have been included in the composition of our operative fleet as of December 31, 2013. The five F100s and two A319s are owned and one A319 is under operating lease. In addition, two ATR42s, four Fokker 50s and two Boeing 767-200s that are inactive and are not included in the composition of our operative fleet (we expect to use these two Boeing 767-200 aircraft in the operations of our planned AeroUnión acquisition).

The 72 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits, Net under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 83 aircraft of our operative aircraft that we own or have under financial lease, approximately 88% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing. The average rate of these financings is 3.09% as of December 31, 2013.

All of our jet aircraft have a two-class configuration. Our Airbus A330s have 252 seats, with a business class capacity of 30 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 47 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

Maintenance

Our maintenance facilities are located in Bogotá, San Salvador, Rionegro, Quito, San José, Lima and Guatemala City and have capability to perform line, heavy maintenance and components maintenance, which consist of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs and heavy airframe checks, including “C-checks.”

Currently, we have five maintenance hangars dedicated to heavy maintenance. We have three hangars in Bogotá, one of which can accommodate wide body planes, and the other two can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 757s, McDonnell Douglas MD-83s, Fokker 100s and Koolhoven FK50s and the repair station holds FAA Part-145 certification. We have one hangar at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We have one hangar in Guatemala City certified for our ATR fleet.

In addition, on April 25, 2014, we entered into a lease agreement for property near Medellín, Colombia where we intend to construct a new Maintenance, Repair and Operations (MRO) facility for our exclusive use. The new facility is currently scheduled to be in operation by 2016. We believe that the new MRO facility will afford us flexibility for future expansion and will enable us to achieve economies of scale in our maintenance operation across the regions we serve.

Maintenance and engineering activities are supervised by local authorities in each country, including the UAEAC (Unidad Especial de la Aeronáutica Civil) in Colombia, the AAC (Autoridad de la Aviación Civil) de San Salvador and the DGAC (Dirección General de Aviación Civil) in Peru, Ecuador, Costa Rica and Guatemala. Our maintenance activities are also subject to recurring external audits from international entities such as the FAA, the EASA, the International Air Transport Association Operational Safety Audit, or the IOSA (from the IATA), the International Civil Aviation Organization, or the ICAO, and the Bureau Veritas Quality International (ISO 9001:2000) in order to comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certifying jurisdictions.

Our repair station located in Bogotá holds FAA and EASA Part-145 certification and is also certified by other authorities such as the CCAA (Curaçao Civil Aviation Authority), the DINAC (Dirección Nacional de la Aeronáutica Civil de Paraguay), the INAC (Instituto Nacional de la Aeronáutica Civil de Venezuela), the DGAC in Ecuador and Chile (Dirección General de Aviación Civil) and the AAC in San Salvador (Autoridad de la Aviación Civil) allowing us to perform maintenance on aircraft from several countries.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year, assuring our maintenance process complies with the best practices and standards of the aviation industry.

We provide line, heavy and components maintenance service for other carriers at our Bogotá hub through our Avianca Services business unit. Heavy maintenance consists of more complex inspections and “C-checks”, as well as servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as prescribed by an aircraft’s manufacturer. These checks are based on the number of hours flown or the number of take-offs.

All major engine repairs and overhauls are conducted by certified outside maintenance providers including GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2013, we employed approximately 2,959 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Fuel

Aircraft fuel costs represented 31.3%, 32.7% and 31.4% of our operating expenses for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Increases in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	406,143	388,066	350,122

*	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (excluding hedge) (in U.S. dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	377,696	360,374	324,644
Available seat kilometers (in millions)	38,762	36,545	33,136
Gallons per ASK (in thousandths)	9.7	9.9	9.8

*	Data in table does not include regional operations in Central America or cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 90.4% of our fuel needs in Colombia in 2013. We have a fuel supply agreements with PUMA and UNO Aviation for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 98.0% of our fuel needs in Peru in 2013. During the year ended December 31, 2013, Terpel supplied approximately 36.8% and Repsol Marketing S.A.C. supplied approximately 10.8% of our total fuel consumption.

As of December 31, 2013, we had hedges in place for approximately 37% of our projected next 12-month fuel consumption through trust mechanisms and futures, forwards and options contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

Competition

We face intense competition throughout our domestic and international route networks. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—The airline industry is highly competitive.”

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, Azul, and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. During 2013 we competed with local low-cost carriers in Colombia domestic market and with American low cost carriers in markets between the United States and our home markets. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with Copa Airlines, EasyFly, LATAM Airlines Group, Satena and VivaColombia. We expect further competition from VivaColombia, which started operations in May 2012. We currently are the largest domestic carrier with approximately 55.0% of the domestic passenger market for the year ended December 31, 2013 according to data about regular flights provided by the Colombian Civil Aviation Authority.

Our largest competitor, Aires, was acquired by LATAM Airlines Group in December 2010. As of December 31, 2013, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 18.2% according to the Colombian Civil Aviation Authority information about regular flights. Copa Airlines has been gradually reducing its domestic operation in Colombia, focusing in point-to-point service between major Colombian cities and Panama. For the year ended December 31, 2013 Copa’s share of Colombia’s domestic market was approximately 6.0% according to the Colombian Civil Aviation Authority information about regular flights.

For the twelve months ended December 31, 2013, VivaColombia’s share of Colombia’s domestic market was approximately 9.3% according to the data about regular flights provided by the Colombian Civil Aviation Authority. Easyfly’s share of Colombia’s domestic market was 3.8% during the same period according to the Colombian Civil Aviation Authority information about regular flights. We expect that these airlines will target leisure travelers. We expect increasing competition from low-cost carriers in the future.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 4.0% for the year ended December 31, 2013 according to the Colombian Civil Aviation Authority.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian and Star Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation. Currently we fly nine routes to nine domestic destinations. During the year ended December 31, 2013, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 14.1% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2013, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 63.4% Currently LATAM Airlines Group operates eleven routes served in Airbus planes targeting the corporate segment market.

Peruvian is a local company which started operations in October 2009. During 2013 according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 10.6%. Currently Peruvian offers regular passenger service in six routes.

Star Peru is our third-largest competitor in the Peruvian domestic market. During 2013, according to the data provided by the Peruvian Civil Aviation Authority, Star Peru’s share of Peru’s domestic market was approximately 7.6% according to the data provided by the Peruvian Civil Aviation Authority. Currently Star Peru offers regular passenger service in eight routes.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeromexico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, LATAM Airlines Group, Sky Airlines, Spirit Airlines and United Airlines. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize its bilateral agreements with such countries and to permit more flights to and from Colombia, El Salvador and Costa Rica. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Colombia, TAM, LAN Cargo and LAN Express together comprise LATAM Airlines Group. LATAM Airlines flies to more than 150 destinations, primarily in Latin America. We compete with LATAM Airlines on routes from Colombia to Santiago, Quito, Miami, Sao Paulo and Lima; and from Peru to Caracas, Buenos Aires, Sao Paulo, Guayaquil, Havana, La Paz, Mexico, Miami, Quito, Santa Cruz and Santiago. LATAM Airlines Group is currently our major competitor and its expansion plans will lead to more shared routes. LATAM Airlines is also a strong cargo carrier in Latin America.

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 66 cities in 28 countries, and, in conjunction with its alliance with United Airlines, continues to increase frequencies and destinations, primarily to Central America, South America and the Caribbean. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bucaramanga, Cucuta, Bogotá, Cali, Cartagena, Medellín, Pereira and San Andres to important international destinations such as Buenos Aires, Caracas, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub. Copa Airlines also competes with our hub at El Dorado International Airport. In June 2012 Copa Airlines also joined Star Alliance.

American Airlines also offers significant competition. It attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2013, American Airlines provided three daily flights from Miami to Bogotá, one daily flight from Miami to Cali, ten weekly flights from Miami to Medellin, one daily flight from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, three daily flights from Miami to Managua, one daily flight from Miami to Tegucigalpa, four daily flights from Miami to Guatemala, eight weekly flights from Dallas to Guatemala, one daily flight from Miami to San Salvador, five weekly flights from Dallas to San Salvador, four daily flights from Miami to San Jose, one daily flight from New York to San Jose and one daily flight from Dallas to San Jose.

United Airlines has one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, three weekly flights from New York to Lima, ten weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, two weekly flights from New York to Guatemala, three daily flights from Houston to Guatemala, two weekly flights from New York to San Salvador, five weekly flights from Washington to San Salvador, two daily flights from Houston to San Salvador, two daily flights from New York to San Jose, one weekly flight from Washington to San Jose, 23 weekly flights from Houston to San Jose and one weekly flight from Chicago to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, four weekly flights from Madrid to Guatemala/San Salvador and one daily flight from Madrid to San Jose. We have a code-sharing agreement with Iberia.

Delta Air Lines has one daily flight from New York to Bogotá, nine weekly flights from Atlanta to Bogotá, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, two daily flights from Atlanta to Guatemala, eight weekly flights from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, two daily flights from Atlanta to San Jose, three weekly flights from New York to San Jose and one daily flight from Los Angeles to San Jose. We have a code-sharing agreement with Delta.

Lufthansa started operations on the Frankfurt-Bogotá route in 2012 and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirits Airlines serves routes from U.S. to Colombia, Guatemala, Peru, Nicaragua, El Salvador and Costa Rica. JetBlue operates routes from U.S. to Colombia, Peru and Costa Rica.

Cargo

Our main cargo network hubs are located at El Dorado Airport in Bogotá and Miami’s international airport. With respect to our international cargo operations, our largest competitor is LATAM Airlines Group. We also compete for the international market with Centurion Air Cargo, Lineas Aereas Sudamericanas, Martinair Cargo, UPS and Iberia. Other competitors in Miami are Atlas Airlines, Amerijet and American Airlines.

Competition has increased during the last few years between us, LATAM and Centurion Air Cargo adding significant capacity and dropping prices. In this context, the fleet modernization plan will be fundamental to keep our operating costs low and to allow us to remain competitive.

With respect to our domestic cargo operations, we face competition most notably from Lineas Aereas Sudamericanas S.A. and Aero Sucre S.A., both of which have large cargo operations at the El Dorado International Airport. These airlines sell through third parties focusing on traffic between Bogotá, Medellín, Cali and Barranquilla. The service offered by these companies competes with the capacity of the bellies of our passenger fleet.

The Colombian courier market is very competitive. Our major competitors are Servientrega, Coordinadora, TCC, Envia, Inter Rapidisimo and 4/72. Most of these companies are family-owned businesses except 4/72, which is a government-owned company. These companies operate through alliances with larger companies like FedEx, UPS and DHL.

Safety

Colombian government regulations require that our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2012, we implemented a flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues. We are currently in the planning stages for construction of a training facility in Bogotá.

We are currently implementing a Safety Management System (SMS), a safety risk management system that IATA has established and that the aeronautical authorities of the different countries where we operates are starting to require.

We were certified by IATA after its 2005 IOSA audit. IATA is currently conducting its 2012 audit of Avianca and we do not expect there to be any significant adverse findings.

Neither Avianca nor Taca has had a serious accident since 1993, except for an accident on May 30, 2008 involving one of Taca’s Airbus A320 aircraft which overshot the runway while landing at Tocontin Airport in Tegucigalpa, Honduras, causing the death of five people (three people on board and two on the ground).

The FAA periodically audits the aviation regulatory authorities of other countries, and each country is given an International Aviation Safety Assessment, or IASA, rating and also an International Operational Safety Audit, or IOSA audit implemented for the industry by the International Aviation Transport Association. The IASA rating for Colombia, El Salvador, Costa Rica and Peru is Category 1, which is the highest rating and which indicates a strong level of confidence in the safety regulation of each country’s respective civil aviation authority.

Security

We are subject to security regulations promulgated by several Colombian and foreign agencies including, primarily, the Colombian Civil Aviation Authority, the U.S. Transportation Security Administration and the European Aviation Safety Agency.

We have a security division, the director of which reports directly to our CEO. The Direction of Aviation and Corporate Security oversees all security matters, including security for our flight and administrative operations. The Direction of Aviation and Corporate Security works closely with both Colombian and foreign authorities, as well as with our Operations Safety Division. The Direction of Aviation and Corporate Security closely monitors our aircraft and facilities for potential acts of terrorism and the transportation of illegal substances.

Our last major security incident involving our aircraft occurred in 1999 when a small airplane was hijacked on a domestic route. We have devoted significant resources to prevent another similar incident from occurring in the future.

In March 2005, pursuant to an order from the U.S. Attorney for the Southern District of New York, because of several seizures from our aircraft of baggage and cargo containing narcotics, we hired the International Aviation Services Group, or IASG, to provide us with security consulting services until 2007. We also (i) adopted a code of conduct that is signed by all employees of the airline; (ii) developed an electronic PPBM (Positive Passenger-Bag Match) to replace the manual PPBM used for all flights; (iii) adopted a hiring process that includes background checks, home visits, psychological evaluations, and polygraph testing; (iv) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (v) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (vi) increased the level of supervision and training for security coordinators, increased the training for interviewers, and increased the presence of security personnel in areas such as catering and baggage; (vii) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (viii) improved the training of x-ray operators; and (ix) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions, sanctions, and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

On June 27, 2007, the U.S. Attorney for the Southern District of New York determined that we had effectively complied with our commitment to substantially improve our security procedures and security related work culture and, as a result, the U.S. District Court for the Southern District of New York terminated our court-mandated consulting arrangement with IASG. We work with Central American, South American, European and U.S. authorities in the implementation of interdiction measures, which, in 2012, have resulted in the seizure of 1.9 tons of cocaine. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.”

Airport Facilities

We operate a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport in San Salvador; and Jorge Chávez International Airport in Lima, or Jorge Chávez, which provides the base for our operations. We operate from approximately 100 airports in the Americas and Europe, including 23 airports in Colombia and nine in Peru. We lease approximately 159,000 square meters (approximately 1.71 million square feet) of check-in space, gates, crew lounges, maintenance, warehouse, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

We conduct our Colombian domestic operations in Bogotá from our Puente Aéreo domestic terminal at El Dorado International Airport. We lease the Puente Aéreo facilities from OPAIN and have exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties, through April 1, 2016. The Puente Aéreo is used by us for all of our Colombian domestic operations and is located approximately one kilometer from the international terminal. A bus shuttle service connects the international terminal to the domestic terminal. Puente Aéreo has a broad selection of retail stores and restaurants, large check-in areas (including 16 electronic check-in kiosks), easily accessible boarding gates to facilitate domestic connections, high-speed wireless internet access throughout the terminal and a VIP lounge.

We also have facilities at many other Colombian domestic airports including Medellín, Cali and Cartagena, each containing newly remodeled VIP lounges.

We conduct our international Colombian-based operations in Bogotá from the international terminal at El Dorado International Airport. At the international terminal, we have almost 13,000 square meters (approximately 140,000 square feet) for check-in counters, ticket sales facilities and a new VIP lounge that opened in February 2013, which we lease from OPAIN. We operate from this terminal with 24 check-in positions, 40 check-in kiosks and 24 boarding positions. We lease similar facilities at other Colombian domestic airports and at some Colombian international airports we operate in. We have plans to move some of our operations from the Puente Aéreo domestic terminal to El Dorado International Airport in order to provide the added convenience to our passengers who are connecting from domestic flights to international flights of not having to travel between these airports, however, these plans have been delayed until July 2014. See “Item 3. Key Information—Part D. Risk Factors—Risk Factors—Risks Related to Our Company—We are dependent on our hub at Bogotá’s El Dorado International Airport.”

Our international VIP lounges were recognized in 2006 as the “Lounge of the Year, Latin America & Caribbean” by Priority Pass members. Priority Pass members are frequent travelers who evaluate VIP lounges around the world. Priority Pass annually awards the best VIP lounge worldwide and the best VIP lounge in each of five global regions.

The El Dorado International Airport has two runways which have the capacity to operate 36 flight operations per hour. The airport is located at a high altitude due to Bogotá’s elevation of approximately 2,600 meters above sea level. This results in appreciably higher fuel consumption for aircraft taking off and landing than similar aircraft at lower altitudes. The El Dorado International Airport terminals are operated by OPAIN and the runways are operated by CODAD S.A. (Compañía de Desarrollo Aeropuerto El Dorado S.A.). We provide all of our own ground services and handling for our domestic and international passengers, and we also provide such services to approximately ten foreign carriers operating in Bogotá through our Avianca Services business unit. Air traffic control is managed by the Colombian Civil Aviation Authority. Avianca works closely with OPAIN in order to improve the passenger experience and ensure the compliance of all international procedures related to air transportation.

El Dorado’s current expansion project started in 2007, with the expansion of the Central Arrivals Hall and installation of common use terminal systems at the old terminal. Additionally the construction included a new cargo terminal, a new building for the office of civil aviation, a new fire station, and an administrative center. In late November 2009 construction of the international Terminal 2 began. The first stage of this terminal was completed in October 2012. Once it is fully completed, the new facilities in Terminal 2 are expected to include approximately 163,000 square meters, 43 gates, an international VIP lounge of approximately 2,000 square meters and a fully automated baggage handling system.

For our passengers, so far this remodeling has led to an improvement in terms of common use spaces and circulation areas, more check-in spaces and boarding areas. Additionally the baggage handling system allows Avianca to have a better baggage control from check-in to baggage selection process.

El Salvador: El Salvador International Airport

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. This is El Salvador’s main airport, handling up to two million passengers per year.

This airport has one passenger terminal and one cargo terminal. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion will be significant.

We lease over 28,358 square meters for our 30 check-in counters, offices, warehouses, maintenance areas, and the flight simulator. We also operate between 40 and 42 daily flights in 14 gates and three remote positions, and a VIP lounge for our Business Class passengers and our LifeMiles and Priority Pass partners.

The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2013, the airport served almost 14.9 million passengers, offering flights to 38 international and 20 domestic destinations. The airport serves as a hub for South America, with more than 41 scheduled flights per day, including 19 international destinations.

After its privatization in 2001, Jorge Chávez underwent a substantial renovation project, the first phase of which was completed in 2005 and the second one in 2009. This airport has 45 aircraft parking spaces, 19 gates and 26 remote boarding positions. In addition, a four-star hotel was also opened next to the airport terminal and three VIP lounges within the terminal.

The airport is currently managed and operated by Lima Airport Partners, LAP. We have entered into an operations contract with Lima Airport Partners which governs access fees, landing rights and allocation of terminal gates. Our relationship with LAP is very good due to the quality of the service that is rendered. However, the fees that we pay to LAP for use of the airport are higher than for most other airports in the region.

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2013, we paid a total of approximately US$34 million in insurance premiums and had a total insured value of approximately US$12.5 billion.

We have also contracted liability insurance with respect to our directors and officers.

Regulation

Colombia

Overview

Avianca is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airlines services under applicable Colombian laws have been obtained or affected and are in full force and effect.

The policy of the Consejo Asesor of the Aeronáutica Civil of Colombia is to make the markets flexible and open them under reciprocity with the other countries and as a consequence of such policy there are no governmental policies that materially restrict our airline services in Colombia.

The government of Colombia is not a declared “open skies country” except in some of the countries of the Latin American region. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the different aviation authorities of countries where we are willing to operate, and the ongoing operational costs the local or regional authorities apply.

Authorizations and licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic aviation, particularly for the authorization of trunk routes (rutas troncales), airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline owns or leases at least five certified aircraft and has paid capital of an amount equivalent to approximately $3.2 million.

In the past, the Colombian Civil Aviation Authority even established maximum fares for each route. However, by means of Resolution 904 of February 28, 2012, the Colombian Civil Aviation Authority established (i) fuel surcharge freedom for national and foreign passengers or cargo airlines operating in Colombia, which surcharges are included in airfares and (ii) tariff freedom for air transportation services. Notwithstanding the above, airlines are obliged to inform their tariffs as well as its conditions to the Civil Aviation Authority one day after its publication. Currently there is a project to modify Chapter 3 of the Colombian Civil Aviation Regulations, or RAC, to, among other things, obligate airlines to submit their tariffs and its conditions for approval by the Aviation Authority prior to its application. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Since November 2006, all customers are charged an administrative fee in connection with purchases of airline tickets (although this fee is at the discretion of the seller for Internet sales).

Avianca’s status as a private carrier means that it is not required under Colombian law to serve any particular route and is free to withdraw service from any of the routes it currently serves as it sees fit, subject to bilateral agreements in the case of international service. Avianca is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Colombian authorities. Nevertheless, the Colombian Civil Aviation Authority may establish a maximum frequency under certain conditions.

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) issued by the Colombian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the Colombian Civil Aviation Authority and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the Colombian Civil Aviation Authority is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region.

Colombian law also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Air Worthiness Certificate (Certificado de Aeronavegabilidad) issued by the Colombian Civil Aviation Authority. This certificate must be obtained each time a carrier acquires a new aircraft.

Colombian law also requires that aircraft operated by Avianca be registered with the Colombian National Aviation Registry (Registro Aeronautico Nacional) kept by the Colombian Civil Aviation Authority, and that the Colombian Civil Aviation Authority certify the air-worthiness of each aircraft in Avianca’s fleet. Currently, there is a project to also modify Chapter 4 of the RAC to modify the requirements that must be fulfilled to obtain the certificates of air- worthiness. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation and Ports Superintendency (Superintendencia de Puertos y Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation and Ports Superintendency is in charge of (i) verification of compliance with regulations such as regulations relating to transportation facilities, service quality, passenger security, international treaties and other resolutions and decrees issued by the Ministry of Transportation and the Transportation and Ports Superintendency, and (ii) the levying of fines for the non-compliance with such treaties and regulations, and (iii) the evaluation of the financial, technical and managerial aspects of each airline, among other things.

Under Colombian commercial law, air transportation is considered a commercial activity, and therefore, certain elements of the standard terms and conditions of air transportation agreements entered into by airlines and passengers are expressly covered under such law. For instance, if an airline decides to include a new condition to an air transportation agreement, it must request the approval of the Colombian Civil Aviation Authority. Article 1180 of the Colombian Commercial Code establishes that with respect to domestic service, an airline is responsible for any damages caused to any passenger, when boarding, on board, or when disembarking an aircraft, except for (i) damages caused by any third party, (ii) damages caused by the passenger and (iii) damages caused to the passenger by pre-travel illness that has not been aggravated by any act attributable to the carrier. Additionally, the carrier must prove that all practicable measures to avoid the damage were taken.

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Currently there is a project to modify Chapters 3 and 7 of the RAC to (i) establish sanctions for more than one-hour delays, and for flight cancellations, regardless of the compensatory measures that the airlines may adopt, as well as for those flight cancellations that are not informed with more than 24 hours prior to the flight or for those in which the airlines are unable to reaccommodate the affected passengers within the next three hours of the initial schedule; (ii) establish sanctions for more than three cancellations, schedule changes or deviations within a month; and (iii) reduce one hour to the time limit by one hour (from three to two hours) that triggered the obligation to compensate passengers and increases the compensatory amounts. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Some of Colombia’s airports are operated by the government. Currently, the main airports in Bogotá, Cali, Cartagena, Barranquilla, Medellín, and San Andres Island are privately operated through concessions. The government, however, has stated its intention to continue privatizing the operations of other airports in order to finance expansion projects and increase the efficiency of operations. Increased privatization may lead to increases in landing fees and facility rentals at such airports.

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 100,000 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 100,000 SDRs (approximately $151,557), the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 17 SDRs/Kg (approximately $25.46 per kilogram). These provisions also cover baggage and delay.

Currently, there are two projects in the Colombian Congress that are relevant for the aviation industry. One of them intends to compile all the aviation regulation in one unique code that pretends to regulate, among others, the main principles of aviation, passenger rights, operational and administrative requirements, aeronautic agreements and competency matters. The other project regulates in a more restrictive way the times of service and rest of the flight personnel. As of the date of this annual report, these projects are still under discussion and therefore the final versions may vary substantially from the proposed versions.

Security

Chapter Six of the Colombian Civil Aviation Regulations encompasses all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods. Additionally, on April 11, 2005 the Colombian Civil Aviation Authority issued Resolution 01556, which regulates all aspects of the transportation of firearms.

Environmental regulation

We are subject to the general environmental regulations of Colombia such as Law 99 of 1993, as amended, and several other laws, decrees and local resolutions which regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise, among others. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as waste water discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations, we may be subject to penalties or fines.

In addition, the RAC contains a general environmental policy establishing that the Colombian Civil Aviation Authority must comply with Colombian environmental regulations and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RAC requires that noise levels be kept below levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Colombian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Colombian Civil Aviation Authority has the power and authority to sanction and penalize us with fines.

If the Colombian Civil Aviation Authority determines that our operations or facilities do not meet the RAC standards or otherwise fail to comply with Colombian environmental regulations, we could be subject to a fine. We have voluntarily hired a consulting firm to conduct an environmental audit of our hangar and support facilities at the El Dorado International Airport to obtain a certification under ISO 14001:2004, which is an international standard for environmental management systems. Certification should indicate that we are in compliance with all applicable environmental regulations, including the RAC environmental regulations. We have also prepared an environmental management plan designed to ensure our compliance with environmental regulations, including the requirements of the RAC. While we do not believe that compliance with these or other environmental regulations that may be applicable to us in the future will expose us to material expenditures, compliance could increase our costs and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including by negatively impacting our reputation.

Currently there is a temporary authorization in order to operate in the south runway of the El Dorado International Airport after 10 p.m., but the original environmental license provided a restriction for flight operations between 10 p.m. and 6 a.m. Currently, the environmental license of the Airport is being modified in such a way as to eliminate the restriction initially contemplated, so airlines can continue their operation in the south runway between 10 p.m. and 6 a.m.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Colombia and the governments of foreign countries and are set forth in bilateral agreements. If we are unable to obtain route rights, we will re-allocate capacity within our route network as appropriate.

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Venezuela, Mexico, Brazil and Argentina. The bilateral agreement with the United States was modified and since the beginning of 2013 is an “open skies” agreement that allows the parties to engage in foreign scheduled and charter air transportation of persons, property, and mail from points behind Colombia via Colombia and intermediate points to points in the United States and beyond with fifth freedom. The bilateral agreement with Spain, which was modified in January 2012, grants for passengers and cargo a total of 37 frequencies with third, fourth and fifth freedom rights for each of the parties, and parties can freely choose their routes. In this connection Colombia was granted nine additional frequencies resulting in a total of 37 frequencies.

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. On July 2012, the Colombian Civil Aviation Authority authorized us to operate 28 new international weekly flights, including seven flights from Bogotá to London and seven flights to Frankfurt, nine flights to Panama starting from Medellín, Bucaramanga, San Andres, Pereira and Cali, four flights from Bogotá to San Juan, Puerto Rico, one additional flight to Rio de Janeiro and one from Bogotá or Medellín to Madrid. On October 2012, the Colombian Civil Aviation Authority granted us two flights from Bogotá to Punta Cana and three additional flights from Bogotá to Orlando. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, Venezuela and the Dominican Republic pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. The bilateral agreement with Brazil provides for 28 weekly flights by each country’s designated carrier.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between the European Union and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and among the United States, France, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

We believe that it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: United States, El Salvador, Costa Rica, Ecuador, Canada, Mexico, Panama, Aruba, Curacao, Argentina, Bolivia, Brazil, Chile,

Ecuador, Paraguay, Peru, Uruguay, Venezuela, Germany, Belgium, Spain, France, Holland, Italy, Luxemburg, Portugal, United Kingdom, Switzerland, Iceland, Turkey, Korea, United Arab Emirates, Singapore, Cuba, French Antilles, Barbados, Israel, Qatar, Surinam and China.

Ownership and control

The Colombian State Council (Consejo de Estado—Sala de Consulta y Servicio Civil), in an opinion dated April 6, 2000, declared that article 1426 of the Commerce Code, which established a 40% limitation on foreign investment in Colombian airlines, was no longer applicable as it is considered to have been tacitly overturned by Decree 2080 of 2000 (Foreign Investment Statute), and stated that, from a Colombian law perspective, there are no restrictions on foreign investment in Colombian airlines. However, some of Colombia’s bilateral agreements do restrict foreign involvement in Colombian airlines. For example, bilateral agreements entered into by Colombia with the United States, Canada, the United Kingdom, France, China, Germany, Uruguay, Italy, contain requirements that each designated airline remain substantially owned and effectively controlled by a Colombian governmental entity or Colombian nationals. Nevertheless United States, Canada and China granted a waiver to the Colombian airlines under certain conditions.

Currently, in those bilateral agreements it is established that each of the countries may deny, revoke or impose any conditions deemed necessary upon an airline’s operating permit in the event it determines that there is not sufficient evidence that a substantial proportion of ownership and effective control of the airline is held or exercised by Colombia or its nationals. These ownership and control restrictions have not been expressly defined in the bilateral agreements, in terms of percentage thresholds or otherwise, and therefore should be interpreted according to the Vienna Convention on the Law of Treaties.

Taking the above into account, certain aviation authorities have interpreted these ownership and control restrictions as follows:

•	The DOT policy on “substantial ownership and effective control” is to examine the relationships of the airline in depth and determine who actually controls the airline’s key decisions (examining composition of the board, management and control and special voting majorities, among other factors), rather than simply looking at the airline’s ownership.

•	The Spanish aviation authority’s basic policy on “substantial ownership and effective control” issues is to examine the nationality of the shareholders who have direct control of the airline.

•	Other countries also consider the nationality of the aircraft crews, including Mexico, Brazil and the Netherlands Antilles.

Agreements entered into by Colombia with Spain, The Netherlands, Portugal, Bolivia, Ecuador, Peru, Panama, Chile, the Dominican Republic, Cuba, Venezuela and Costa Rica, among others, require that we be incorporated, have our principal domicile, management, operation and offices within the Colombian territory and to have the oversight and control done by the national aeronautical authority.

Although we believe Avianca is currently in compliance with such substantial ownership and effective control requirements, we cannot assure you that Colombians, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. If for any reason the owners, all Colombian citizens cease to have at least 51% of Avianca, or the effective regulatory control of the national aeronautical authority ceases to be exercised, or if Avianca fails to continue to have its corporate domicile, administrative headquarters, and base of operations within Colombian territory, Avianca may no longer comply with the requirements of Colombia’s bilateral agreements and, as a result, its route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

As an additional protection to ensure compliance with our principal bilateral agreements, when our board of directors are notified by any shareholder of its intent to have any direct or indirect transfer of our capital stock (including a change in the ultimate beneficial ownership by Colombian shareholders) affecting the substantial ownership of the shares by Colombian nationals, the board of directors (excluding any directors having a personal economic interest in such transfer) shall determine, after consultation with more than one independent and internationally recognized aviation counsel, that such transfer would likely result in a violation of bilateral agreements causing our legal ability to engage in the aviation business or to exercise our international route rights to be revoked, suspended or materially inhibited, in each case in a manner which would materially and adversely affect us.

This shareholders’ agreement shall remain in effect until such time as our board of directors (excluding any directors having a personal economic interest in any such transfer then proposed) determines that this undertaking is no longer necessary to ensuring our compliance with bilateral treaties material to us.

Under this shareholders’ agreement, all determinations of our board of directors shall take into account the interests of our various shareholders and shall be made subject to each director’s duty to exercise his or her duties in accordance with Colombian law.

Even though it is possible that we may be able to obtain waivers of any future non-compliance with these requirements under our bilateral agreements, their mere existence may deter a non-Colombian entity from acquiring control of us as well as limit our future flexibility to sell additional shares or conduct a recapitalization.

El Salvador

Overview

Taca International is a sociedad anónima duly organized and validly existing under the laws of El Salvador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airlines services under applicable Salvadoran laws have been obtained or affected and are in full force and effect.

By means of Legislative decree No. 126 dated September 1972, Taca International was named as a national air carrier, for the effect of being considered as such in the countries where it provides or is willing to provide Air transport services. Effective legal control and principal place of business is still established in El Salvador.

The failure to maintain the required foreign and domestic governmental authorizations, will adversely affect our operations. We are subject to national and international regulations which may vary frequently and are out of our control. These may result in an increase of costs and/or operational requirements and restrictions. Also, there is instability concerning governmental policies, due to highly polarized political environment, ranging from a left-to right-wings perspective which does not provide the expected continuity and stability in economic and fiscal issues.

The government of El Salvador has declared an “open skies policy” when negotiating air transport agreements and the traffic rights. Currently, the Civil Aviation law, does not provide for an open skies regime and recognizes up to fifth air freedom based on reciprocity. There is an intention in the congress to amend the law to have “open skies” regime, that may include up to seventh air freedom specifically for cargo operations.

Authorizations and licenses

The Civil Aviation Law of El Salvador requires that airlines authorized for the operation of national or international air transport possess an Operation Certificate and an Operating Permit issued by the Autoridad de Aviación Civil, or AAC. An Operating Permit sets forth the routes, rights and the frequency of the flights that are permitted to be flown. An Operating Permit is valid for five years and must be modified each time a carrier intends to add or cancel new routes or flight frequencies. In addition, a carrier is also required to present revised itineraries to the AAC each time it intends to change its schedules, the aircraft servicing its routes and flight and route frequencies. We possess the required operating certificates and permits and are in compliance with all regulations requiring the presentation of revised itineraries.

The Civil Aviation Law of El Salvador requires that carriers register their aircraft with the Salvadoran Civil Aviation Registry, or RAS, which is maintained by the AAC, and such aircraft are subject to periodic inspection by the AAC. The AAC is responsible for certifying that each aircraft in a carrier’s fleet meets the safety standards required by the AAC’s aeronautical regulations. Each of our aircraft that flies to El Salvador is properly registered and certified with the AAC. Only Tariffs must be filed.

Apart from local governments we are regulated by the Federal Administration Authorization and Transport Security Agency, from the United States. Most of Taca International’s aircraft are registered at the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Law and Migration Law, all of which may affect our operations.

Air transport agreements

El Salvador is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between El Salvador and various other countries. Until recently El Salvador has been actively negotiating such agreements, seven of which in the past three years are under ratification of the countries party to the agreements. Nevertheless, it holds Memoranda of Understanding, or MOUs, that provide for immediate force and effect of the provisions contained therein. Operations to countries where there is no Air Transport Agreement, have been negotiated under reciprocity, such is the case with Costa Rica, Peru and Panama.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate, and these laws, regulations and restrictions may vary frequently and are out of our control. Those may result in an increase in our costs and/or operating registrations.

Passenger flow separations

El Salvador, has adopted alternative measures to comply with OACI standards in passenger flow separations and is working to validate the security measures in the airports that provide passengers to its hub, maintaining separation for passengers coming from a country where higher or equal security measures to the ones adopted in El Salvador have been established. It is doing so by auditing such measures and signing MOUs with such countries to promote cooperation on this matter. As of the date of this annual report, there is an MOU signed with Panama, which is the other country in the Central American region which is also adopting these alternative measures. El Salvador currently has no budget to build flow separations in its international airport. If found in non-compliance with OACI standards, the country could be placed on the blacklist of countries without proper security measures. It is likely that the TSA, with the support of OACIs will strengthen security measures for flights to the US.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba (agreement is under ratification), Ecuador (agreement is under ratification), the United Arab Emirates (agreement is under ratification), Qatar (agreement is under ratification), Chile (agreement is under ratification), Colombia (agreement is under ratification), Canada (agreement is under ratification).

Safety rating

El Salvador currently possesses FAA Category 1 status, which allows Salvadoran airlines to operate flights to and from the United States. Category 1 status signifies that a nation’s aeronautical regime fulfills all necessary standards of operational safety established by International Civil Aviation Organization, or ICAO. Receipt of Category 1 status is based upon the FAA’s review of various safety standards with respect to the regulations, licensing of personnel, condition of the aircraft, airline monitoring, pilot training, maintenance, repair and overhaul facilities and aeronautical organizations.

Foreign ownership

El Salvador does not impose any limitations or restrictions with respect to the ownership or control by foreigners of airlines organized in El Salvador.

Antitrust regulation, enforcement

El Salvador has enacted antitrust laws and regulations which govern the aerial transport market. These laws and regulations prohibit anticompetitive practices between airlines. The antitrust laws and regulations provide for various enforcement actions including both civil and criminal penalties against those parties found to be in violation. There are currently no pending antitrust enforcement actions against us in El Salvador.

Noise regulations

El Salvador has adopted noise regulations applicable to the airline industry in accordance with the ICAO standards. These regulations provide that no person can operate an aircraft to or from an airport in El Salvador which does not comply with the noise regulations as set forth in Annex 16 of the ICAO standards. Each of our aircraft that flies in El Salvador complies with applicable noise regulations imposed by El Salvador.

Costa Rica

Overview

LACSA, is a sociedad anónima duly organized and validly existing under the laws of Costa Rica. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with LACSA being an entity providing airlines services under applicable laws of Costa Rica have been obtained or affected and are in full force and effect. Effective legal control and principal place of business is still established in Costa Rica.

The failure to maintain the required foreign and domestic governmental authorization, will adversely affect our operations. We are subject to national and international regulations which may vary frequently and are out of our control. These may result in an increase of costs and/or operational requirements and restrictions.

Costa Rica has adopted an open skies regime for its AirTransport negotiations, based on real and effective reciprocity. Costa Rica is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Costa Rica and various other countries. Notwithstanding these agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate.

Apart from local governments we are regulated by the FAA and TSA, of the United States. Most of LACSA’s aircraft are registered in the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

Authorizations and licenses

Costa Rican law requires airlines providing commercial air transport services to and from Costa Rica to hold an Aeronautical Operation Certificate, or COA, and an Air Transportation License/Certificate issued by the Dirección General de Aviación Civil, or DGAC. An Air Transportation Certificate specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies. A carrier’s Air Transportation

Certificate is required to be updated each time it acquires a new aircraft, or when such airline modifies any of its routes or frequencies to a particular destination. We possess the required COA and Air Transportation Certificate as required by the DGAC.

Costa Rican carriers are required to register their aircraft with the Costa Rican National Aviation Registry kept by the DGAC. The DGAC is responsible for certifying the airworthiness of each registered aircraft. All registered aircraft must be re-certified each year through inspections carried out by the DGAC. Each of our aircraft that flies to Costa Rica is properly registered with the DGAC.

In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Rights Law, Migration Law and the law that regulates departures from Costa Rica, all of which may affect our operations.

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia (agreement is under ratification), Costa Rica (agreement is under ratification), Cuba, Chile, Ecuador, Argentina, the United Arab Emirates (agreement is under ratification) and Qatar (agreement is under ratification).

Costa Rica is the first country in the Central American region to have a full open skies agreement with Canada, which is in full force and effect.

Safety rating

Costa Rica currently possesses FAA Category 1 status, which allows Costa Rican airlines to operate flights to and from the United States.

Foreign ownership

Following a recent ruling by the Costa Rican Constitutional Court, there are no restrictions on foreign ownership and control of airlines organized in Costa Rica.

Antitrust regulation, enforcement

Costa Rica has adopted certain antitrust laws which govern the airline industry. Costa Rica’s antitrust laws were enacted to protect the rights and interests of the consumer and the guardianship and promotion of the competitive process. There are currently no pending antitrust enforcement actions against us in Costa Rica.

Noise regulations

Costa Rica has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Costa Rica that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards.

Costa Rica has also adopted noise abatement provisions which require aircraft registered in Costa Rica to comply with at least Stage 2 noise requirements. All aircraft registered for the first time with the Costa Rican Civil Aviation Authority after January 1, 2003 are required to comply with Stage 3 noise restrictions. Our aircraft which fly in Costa Rica comply with applicable noise regulations imposed by Costa Rica.

Peru

Overview

Peruvian law requires that all airlines organized in Peru that provide commercial services to and from Peru hold an Operations Permit valid for a period of four years and an Air Services Operator Certificate, or ASEC, issued by the Civil Aviation Authority, or DGAC without expiration. Both must be modified each time a carrier modifies the characteristics of its service. An Operations Permit specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies.

Peruvian law requires that carriers register their aircraft in the Public Aircraft Registry of the Registry Office of the National Superintendency of Public Registrar, or SUNARP. The DGAC is responsible for issuing a Conformity Certification of airworthiness for each aircraft in a carrier’s fleet. This certification is valid for two years and must be renewed thereafter. Additionally, the DGAC approves all technical aspects of a carrier’s operation and such operations are reviewed by the DGAC as modifications or changes arise. We possess the required Operations Permit and ASEC as required by the DGAC and our aircraft which fly in Peru are properly registered with the SUNARP.

Bilateral and open skies agreements

Peru has entered into 29 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

Safety

Peru currently possesses FAA Category 1 status which allows Peruvian airlines to operate flights to and from the United States.

Foreign ownership

Peruvian law requires that “National Airline Services” can only be provided by Peruvian natural persons and legal entities. A Peruvian legal entity is an entity that complies with the following requirements:

•	the entity has its principal domicile in Peru;

•	more than a majority of the directors, managers and people who control the entity’s management must be Peruvian nationals or must be permanently domiciled in Peru;

•	the legal entity’s property must substantially be Peruvian; and

•	at least 51% of the entity’s stock must be under the control of stockholders that are Peruvian nationals who are permanently domiciled in Peru.

•	In addition, Peruvian law further requires that a Peruvian legal entity:

•	must be organized in accordance with Peruvian law; and

•	must indicate that its legal purpose is providing airline service.

Notwithstanding the foregoing, Peruvian regulations provide that 51% of an entity’s voting stock only needs to be the property of a Peruvian national who is permanently domiciled in Peru for a period of six months commencing on the effective date of the airline’s occupational license. Upon the expiration of such term, up to 70% of an entity’s voting stock may be owned by foreigners. As of the date of this annual report, we own 49% of the voting stock and 99% of the non-voting stock in our Peruvian airline, Taca Peru.

Antitrust regulation, enforcement

The National Institution of Competition Defense and Intellectual Property, or INDECOPI, governs competition in the aerial transport market. Peruvian law does not foresee any previous control mechanisms or authorization procedures for mergers or other forms of associations. It does not restrict or penalize the mere existence of dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of such positions in detriment of competitors. It therefore regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. There are currently no pending antitrust enforcement actions against us in Peru.

Noise regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards. Our aircraft which fly in Peru comply with applicable noise regulations imposed by Peru.

Ecuador

Overview

Aerogal is a private carrier duly organized and validly existing under the laws of Ecuador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with it being an entity providing airlines services under applicable laws of Ecuador have been obtained or affected and are in full force and effect.

Authorizations and licenses

The aviation market in Ecuador is heavily regulated by the Ecuadorian Civil Aviation Authority. For domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has aircraft with air-worthiness certificates in force. Airlines in Ecuador are obligated to add a surcharge for fuel to their ticket prices and charge an administrative fee in connection with purchases of airline tickets, although this fee is at the discretion of the seller for Internet sales).

Aerogal’s status as a private carrier means that it is not required under Ecuadorian law to serve any particular route and is free to withdraw service from any of the routes it currently serves as it sees fit, subject to bilateral agreements in the case of international service. Aerogal is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Ecuadorian authorities.

Ecuadorian law requires airlines providing commercial passenger service in Ecuador to maintain an Operation and Air Transportation Certificate (Certificado de Aeronavegabilidad) issued by the Ecuadorian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified.

Ecuadorian law also requires that aircraft operated by us be registered with the Ecuadorian National Aviation Registry (Registro Aeronautico Nacional) kept by the Ecuadorian Civil Aviation Authority, and that the Ecuadorian Civil Aviation Authority certify the air-worthiness of each aircraft in our fleet.

Furthermore, Ecuadorian airlines are subject to the authority of the Ecuadorian Civil Aviation Counsel. The Ecuadorian Civil Aviation Counsel is in charge of granting operations permits, which contain the routes and frequencies, and evaluating the financial, technical and managerial aspects of each airline, among other things.

Under Ecuadorian commercial law, air transportation is considered a commercial activity, and therefore, certain elements of the standard terms and conditions of air transportation agreements entered into by airlines and passengers are expressly covered under such law. Passengers in Ecuador are also entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations.

Most of Ecuadorian’s airports are operated by the government. Currently, only the Quito, Guayaquil and Baltra airports are privately operated through concessions.

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Ecuador by means of Law 701 of 2001, imposes duties upon Ecuadorian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Ecuador and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Ecuador, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 100,000 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 100,000 SDRs (approximately $151,557), the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party.

Security

Parts 107 and 108 of the Ecuadorian regulaciones técnicas de la DAC, or RDAC, regulate all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods.

Environmental regulation

We are subject to the general environmental regulations of Ecuador, and several other laws, decrees and local resolutions which regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations, we may be subject to penalties or fines.

In addition, the RDAC contains a general environmental policy establishing that the Ecuadorian Civil Aviation Authority must comply with Ecuadorian environmental regulations and must require the compliance of parties involved in the Ecuadorian civil aviation industry. The RDAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RDAC requires that noise levels be kept below levels established under Ecuadorian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Ecuadorian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Ecuadorian Civil Aviation Authority has the power and authority to sanction and penalize us with fines.

If the Ecuadorian Civil Aviation Authority determines that our operations or facilities do not meet the RDAC standards or otherwise fail to comply with Ecuadorian environmental regulations, we could be subject to a fine. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including by negatively impacting our reputation.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Ecuador and the governments of foreign countries and are set forth in bilateral agreements. If we are unable to obtain route rights, we will re-allocate capacity within our route network as appropriate.

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, Panama and Chile. The bilateral agreement with the United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. In addition, the following routes were added for Ecuador: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles, and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open sky” policy for all cargo services. The bilateral agreement with Spain, which was modified in July 2003, grants 14 weekly flights to routes to be determined.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. On 2012, the Ecuadorian Civil Aviation Authority authorized us to operate 28 new international weekly flights, including seven flights from Guayaquil to Sao Paulo and seven flights to Quito—Bogotá—Caracas, seven flights from Quito to Lima, seven from Panama to Quito. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

Over the last 25 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and during the first quarter of 2007 were agreed to between the European Union and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador and Peru and among the United States, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States, have been negotiating with the Ecuadorian government to liberalize its bilateral agreements with such countries and to permit more flights to and from Ecuador. We believe that it is likely that the Ecuadorian government will eventually liberalize the current restrictions on international travel to and from Ecuador by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

Ownership and control

The Ecuadorian Civil Aviation Law was changed in 2001 eliminating a 40% limitation on foreign investment in Ecuadorian airlines, and stated that, from a Ecuadorian law perspective, there were no restrictions on foreign investment in Ecuadorian airlines. However, some of Ecuadorian’s bilateral agreements do restrict foreign involvement in Ecuadorian airlines. For example, bilateral agreements entered into by Ecuador with the United

States, Spain, the United Kingdom, France, Germany, Switzerland, all contain requirements that each designated airline remain substantially owned and effectively controlled by an Ecuadorian governmental entity or Ecuadorian nationals.

Currently, the bilateral agreements establish that each of the countries may deny, revoke or impose any conditions deemed necessary upon an airline’s operating permit in the event it determines that there is not sufficient evidence that a substantial proportion of ownership and effective control of the airline is held or exercised by Ecuador or its nationals. These ownership and control restrictions have not been expressly defined in the bilateral agreements, in terms of percentage thresholds or otherwise, and therefore should be interpreted according to the Vienna Convention on the Law of Treaties.

Agreements entered into by Ecuador with Bolivia, Colombia, Peru and United Kingdom, among others, require that our relevant operating subsidiaries be incorporated, have our principal domicile, management, operation, technical maintenance operations and offices within the Ecuadorian territory.

U.S. Airline Regulation

Service to the United States by non-U.S. airlines is subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws.

Authorizations and licenses

The DOT has jurisdiction over international aviation, including routes, within the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters. We are authorized by the DOT to engage in scheduled and charter air transportation services, including the transportation of persons, property (cargo) and mail, or combinations thereof, between points in Colombia and certain points in the United States and beyond, and including the carriage of passengers to their final destination in the United States via an intermediate location in another country and picking up passengers at an intermediate location to carry them to the United States. We hold the necessary authorizations from the DOT, including a foreign air carrier permit, to conduct our current U.S. operations. We also have an exemption authority related to the code share agreement and our flights to Fort Lauderdale. The “exemption authority” is authorized pursuant to a different statutory section and regulatory procedure from that used to obtain a foreign air carrier permit. The most relevant difference between exemption authority and a foreign air carrier permit is that exemption authority is usually granted for shorter periods (usually up to one or two years), while foreign air carrier permits, like Avianca’s foreign air carrier permit, have no expiration date or at least have a five year term. Exemption authority may also be revoked by DOT at any time without having to first give the airline notice and a hearing and can be processed and granted more easily and quickly, because exemption authority is for a more limited period of time and is reviewed periodically upon submission of requests for renewal. Unlike air carrier permits, exemptions do not have to go through a White House review for possible national defense or security considerations. Our DOT “exemption authority,” which was granted by the DOT in February 1998, was due to expire on April 3, 2007, however, it remains in effect pending final DOT action on the renewal application that we filed on March 14, 2007. So far there has been no final decision on this application.

Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to maintain operations specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with specified equipment on approved international routes. We believe that we are in compliance in all material respects with all requirements to maintain our FAA operations specifications in good standing. The FAA can amend, suspend, revoke or terminate those specifications, or can suspend or revoke our authorization if we fail to comply with FAA regulations, in addition to having the ability to assess civil penalties for such failure. A modification, suspension or revocation of any of our DOT authorizations or FAA operations specifications could have a material adverse effect on our business. The FAA also conducts safety audits and has the power to impose fines and other sanctions for violations of airline safety regulations. We have not incurred any material fines related to operations. The FAA periodically rates foreign countries’ safety standards and Colombia is ranked Category 1, which is the top category and which means that it complies with the ICAO safety requirements. As a result, we may continue our service to the United States in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers.

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the Aviation Security Act, became U.S. law. This law put substantially all aspects of civil aviation security under direct federal control and created the TSA, an agency of the Department of Homeland Security, which assumed the security responsibilities previously held by the FAA. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required by the Aviation Security Act is provided in part by a $2.50 per-segment passenger security fee for flights departing from the U.S., subject to a $10.00 per-roundtrip cap; however, airlines are responsible for costs incurred in excess of the amount raised by the fee. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from this fee. The current administration has proposed to raise this fee to $5.50, subject to approval by the U.S. Congress. Implementation of the requirements of the Aviation Security Act has resulted in increased costs and security burdens for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has also mandated, and the TSA has implemented, numerous other security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

The Aviation Security Act also requires us to pay an Aviation Security Infrastructure Fee directly to the U.S. Government. Currently, the amount of the fee is set at the amount we actually paid for screening passengers and property in calendar year 2000. However, the TSA is authorized to adjust the methodology for determining the infrastructure fee and this process may result in future fee increases.

Noise restrictions

Under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain “Stage 3” noise restrictions, which are currently the most stringent FAA operating noise requirements. All of our aircraft meet the Stage 3 requirements.

Other regulations

FAA regulations also require implementation of the Traffic Alert and Collision Avoidance System, which mandates that each aircraft be equipped with an approved airborne wind-shear warning system and certain other requirements related to the age of the aircraft. Our fleet meets these requirements.

The FAA also requires that aircraft comply with regulations pertaining to emissions. Our fleet meets these requirements.

European Regulation

Within Europe, we currently only operate in Spain, and therefore are subject to Spanish DGAC (Dirección General de Aviación Civil) regulation and authorizations. Our license to operate to certain destinations in Spain and the number of frequencies we operate is reviewed on a bi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport.

Other Jurisdictions

We are also subject to regulation by aviation regulatory bodies which set standards and enforce national aviation legislation in each of the other jurisdictions to which we fly. These regulators may exercise powers associated with their duties potentially including the ability to set fares, enforce environmental and safety standards, levy fines or restrict operations within their respective jurisdictions. We cannot predict how these various regulatory bodies will act in the future, and the evolving standards enforced by any of them could have a material adverse effect on our operations.

C.	Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2013:

(1)	“Service Companies” includes various special purpose vehicles formed to contract personnel and provide operating and other services.
(2)	“Aircraft Ownership Entities” includes special purpose vehicles organized for the financing of aircraft.

Avianca, Líneas Aéreas Costarricenses, S.A., or LACSA, Trans American Airlines S.A., or Taca Peru, and Taca International Airlines S.A., or Taca International, are our operating airline subsidiaries in Colombia, Costa Rica, Peru and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company.

D.	Property, Plants and Equipment

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, and in an office building in San Salvador, which covers approximately 18,000 square feet, which serves as our headquarters for our hub in San Salvador. Both of these properties are owned by us.

Other Property

We own an office building in San José, Costa Rica which covers approximately 16,400 square meters. This location serves as our headquarters for our operations in Costa Rica.

We occupy approximately 3,622 square feet of office space in Lima, Peru with aggregate payments of $31,886 per month in rent.

At Puente Aéreo, we lease maintenance hangars, operations offices, parking spaces and commercial spaces from OPAIN for approximately $480,000 per month, which covers approximately 95,468 square meters. We have exclusive rights to use and commercially benefit from the Puente Aéreo, including the ability to sublease retail and commercial space, until September 2014.

At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. We pay approximately $500,000 per month for this leased property.

At Comalapa International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from CEPA. We pay approximately $35,000 per month for this leased property.

At José Santamaria International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from Alterra. We pay approximately $49,000 per month for this leased property.

We also have approximately 109 leases at the different airports we operate at for check-in, reservations, gates, ticket-office sales, maintenance offices and cargo areas. In addition, we lease approximately 114 office spaces in the main countries where we operate for direct ticket sales. We pay approximately $1,713,256 per month for these leased properties.

We also lease property near Medellín, Colombia, where we intend to construct a new MRO facility for our exclusive use. The new facility is currently scheduled to be in operation by 2016. We pay approximately $105,000 per month for this leased property.

The duration of these lease agreements varies. In most cases they are long-term leases with monthly rent obligations. The lease agreements differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.

Construction, expansion and improvement

For a description of our plans to construct, expand and improve our facitilies, see “Item 4. Information on the Company—Part B. Business Overview—Airport Facilities” and “Item 4. Information on the Company—Part B. Business Overview—Maintenance.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2011, 2012 and 2013 and the notes thereto included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Part A. Selected Financial Data” and “Item 10. Additional Information—Exchange Controls—Exchange Rates.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Part D. Risk Factors.”

On December 11, 2012, our board of directors approved our adoption of IFRS as issued by the IASB. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods, including the eleven-month period ended December 31, 2010. For periods prior to 2012, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

A.	Operating Results

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2013, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,300 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the year ended December 31, 2013, we transported approximately 24.6 million passengers and 318,700 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 21.5% from $3,794.4 million in 2011 to $4,609.6 million in 2013, and our consolidated operating profit increased 90.2% from $202.4 million for the year ended December 31, 2011 to $384.9 million in 2013. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 17.0% and 20.4%, respectively, from 2011 to 2013 and during the same period increased our load factor from 79.6% to 80.5%.

Our recent growth has been driven primarily by our network integration and rising demand for passenger and cargo services in the Latin American region. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by an improvement in economic conditions in Latin America and in our core markets over the same period.

This improvement in economic conditions was characterized by average annual GDP growth from 2010 to 2013 in Latin America, Colombia, Peru and El Salvador of approximately 4.0%, 4.7%, 6.7% and 1.8%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to carry more business and leisure passengers, grow revenues and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses increased by 5.9% for the year ended December 31, 2013, compared to the prior year, primarily as a result of growth in our operations. Our CASK excluding fuel increased 1.9% for the year ended December 31, 2013 compared to the prior year. We are now implementing the second stage of our integration plan, which focuses primarily on integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2013, we derived approximately 83.8% of our operating revenue from passenger transportation, and 16.2% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

Results of Operations

Operating revenue

Passenger revenue. We recognize passenger revenue, including revenue from redemption of rewards under our LifeMiles loyalty program, when transportation service is provided, which we refer to as “flown revenue”. Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of available seat kilometers (ASKs), which represent the number of seats available on our aircraft multiplied by the number of kilometers the seats are flown. Our passenger usage is measured in terms of revenue passengers kilometers (RPKs), which represent revenue passengers multiplied by the kilometers these passengers fly. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer.

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. We perform periodic evaluations of our air traffic liability relating to unused tickets, and any resulting adjustments to revenue, which can be significant, are recorded in our consolidated statement of comprehensive income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate these estimates and assumptions and adjust air traffic liability and passenger revenues as necessary.

Cargo and other. We recognize cargo and courier revenue when transportation and/or services are provided. We carry cargo in our dedicated freighter fleet and, to the extent we have excess capacity, in the bellies of our passenger aircraft. We operate our domestic Colombian courier operations primarily through our DEPRISA brand. Our cargo yield is the average price paid per one kilometer to fly one metric ton of cargo. Cargo revenue is a function of the total metric tons of cargo carried and cargo yield. Courier revenue is a function of the number of packages shipped and the price per package. Our cargo capacity is measured in terms of available ton kilometers (ATKs), which represent our cargo metric ton capacity multiplied by kilometers flown. Our cargo usage is measured in terms of revenue ton kilometers (RTKs), which represent the total metric tons carried multiplied by the kilometers the cargo is flown. Our cargo load factor is determined by dividing RTKs by ATKs.

Our other revenue-generating activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Our other revenues also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Passenger:
Capacity (in ASKs, in millions)	38,762	36,545	33,136
Load factor(1)	80.5%	79.6%	79.6%
Yield (in U.S. cents)(2)	12.4	12.2	12.1
Total passengers (in thousands)	24,625	23,093	20,455
Cargo:
Capacity (in ATKs, in millions)	1,403	1,198	1,087
Load factor(3)	60.0%	62.5%	64.0%
Yield (in U.S. cents)(4)	0.51	0.54	0.50
Cargo (metric tons)	318,700	299,370	271,958
RASK (in U.S. cents)(5)	11.9	11.7	11.5

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(4)	Average amount paid to fly one metric ton of cargo one kilometer.
(5)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2013, fuel represented approximately 31.4% of our total operating expenses and 28.8% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, general and administrative expenses, maintenance and repairs, air traffic, depreciation, amortization and impairment, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2013, we purchased approximately 28% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2012 to 2013, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased 4.0% from an average of $94.1 per barrel to an average of $97.9 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	406,143	388,066	350,122

*	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2013	2012	2011
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.27	3.33	3.15
Gallons consumed (in thousands)	377,696	360,374	324,644
Available seat kilometers (in millions)	38,762	36,545	33,136
Gallons per ASK (in thousandths)	9.7	9.9	9.8

*	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 30% to 50% of our projected next 12-month fuel consumption. As of December 31, 2013 we had hedges in place for approximately 37% of our projected next 12-month fuel consumption through trust mechanisms and futures, forwards and options contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

Salaries, wages and benefits. Our salaries, wages and benefits costs related to personnel expenses (including cockpit crew, flight attendants and maintenance, airport and commercial and administrative personnel) have historically increased as our business has grown due to the growth in the number of our employees required to support our increased capacity. In some cases, we adjust salaries of our employees based on changes in the cost of living in the countries where these employees work.

Sales and marketing. Our sales and marketing expenses consist primarily of payments made to travel agents and credit card companies for ticket sales and also include fees related to reservation systems and global distribution systems. Costs related to sales through direct channels, including sales from our ticket offices, our call centers, direct agents and our websites are also included in selling costs. In 2013, travel agents received average commissions, consisting of base commissions and back-end incentives, equal to approximately 3.2% of ticket prices for ticket sales made in Colombia and 4.2% of ticket prices for ticket sales made in other countries. Base commissions are accounted for as deferred assets and are expensed when transportation is provided. Back-end incentive commissions, which are incentives for particular travel agencies and are paid on a periodic basis based on the achievement of certain sales targets set by us, are expensed when the sale occurs. Back-end incentive commissions are calculated based on the actual amount of sales of a travel agency compared to the target. We have encouraged travel agencies to move from standard base commissions to back-end incentive compensation based on sales volume. During the last three years, our commission expense has decreased as a percentage of our passenger revenue, and we believe it may decrease further as a result of an industry-wide trend to increase the proportion of sales made through direct channels.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative expenses, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as municipal taxes on sales in Colombia (each municipality has a different rate but the average tax rate is approximately 1% of sales generated in each municipality). Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on all services and products that we purchase but do not collect value added taxes on all revenue, therefore creating a mismatch between the collected and paid value added tax in Colombia, thus creating an additional expense.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2013, we held 73, or 43%, of our total 171 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2013, the average term remaining on our aircraft operating leases was two years and ten months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2013, we held two, or 1%, of our total 171 aircraft under finance leases. As of December 31, 2013, we owned 96, or 56%, of our total 171 aircraft.

Maintenance and repairs. Our maintenance and repairs expenses consist primarily of repairs of aircraft components, engines and equipment and routine maintenance for aircraft. We account for engine and other aircraft components overhaul expenses by using the deferral method pursuant to which the cost of the overhaul is capitalized and then amortized until the shorter of the period to the next overhaul (based on total flying hours of each overhauled engine or estimated cycles for other aircraft components) and the end of the lease term. Maintenance of flight and aircraft equipment costs is generally correlated with departures and block hours.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft. These costs are reviewed annually and adjusted as appropriate. Our line maintenance and our airframe heavy maintenance for all fleet types are performed by us at our hubs in Bogotá, Colombia and San Salvador, El Salvador. Line maintenance at other domestic and international destinations is carried out by third-party contractors. We outsource all of our engine and certain other heavy maintenance on aircraft components.

Air traffic. Our air traffic expenses consist primarily of airport facilities expenses, airport outsourced personnel, and costs related to passenger compensation for interrupted or over-booked flights.

Depreciation, amortization and impairment. Our depreciation, amortization and impairment costs include depreciation of aircraft assets owned or under finance leases, depreciation of non-aircraft assets, amortization of capitalized projects owned or under finance leases and amortization of intangible assets. Depreciation, amortization and impairment costs also include impairment expense, which consists of fleet retirement charges including impairment charges for spare parts.

Passenger services. Our passenger services costs consist primarily of costs related to meals and beverages, baggage handling, in-flight entertainment and other costs related to aircraft and airport handling services. These expenses are directly related to the number of passengers we carry and the number of flights we operate, as well as the type of service provided.

Flight operations. Our flight operations expense consists primarily of insurance coverage for hull and liabilities (passenger liability, third-party liability), hull war, hull deductible and war excess and also include hotel accommodation, per diem expense, and training costs. We insure in the London reinsurance market.

Interest income, interest expense, derivative instruments and foreign exchange

Interest income. Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets and gains on interest rate hedging instruments. Interest income is recognized as accrued using the effective interest rate method.

Interest expense. Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets and losses on interest rate hedging instruments. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized using the effective interest method.

Derivative instruments. Derivative instruments include the net effect of changes in fair value of financial instruments as a result of variation in the market value of our instruments.

Foreign exchange. Foreign exchange consists primarily of the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of Colombian pesos against U.S. dollars.

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2013.

Colombia. The corporate income tax statutory rate was 33% in 2010, 2011 and 2012, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. For tax year 2013, due to a tax reform enacted in December 2012, the corporate income tax rate was reduced to 25%.

Additionally, a new income tax for equity called Impuesto sobre la renta para la equidad, or CREE, with a 9% tax rate, is applicable for 2013, 2014 and 2015. The CREE tax rate will be reduced permanently to 8% starting in 2016. CREE has a similar taxable base to the corporate income tax except for loss carryforward and special deductions such as productive fixed assets that are not deductible. Corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca is lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2029 through a Legal Stability Contract signed with the Colombian government.

Between 2007 and 2010, an equity tax was levied for taxpayers with a net worth of over COP 3,000 million ($1.7 million). Between 2011 and 2014, an equity tax is being levied at varying rates for taxpayers with a net worth of over COP 1,000 million ($0.6 million). Pursuant to Colombian GAAP, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as a deferred liability, amortized over the four-year term of the current equity tax, applying installments in the corresponding periods. Pursuant to IFRS standards, our Colombian subsidiaries booked this equity tax (which includes a surcharge tax) as an expense with a provision recorded from the moment the Company had a present obligation.

El Salvador. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues. This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30% tax rate. A presumptive income tax based on gross revenue has a 1% tax rate unless the tax profit and loss statement generates losses. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate is 30%, and the taxable base is the net profit for the year (that includes some permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue. This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

Panama. Revenues at our holding company generated by foreign operations are not subject to taxation in Panama in accordance with Panamanian legislation since it is not deemed to be earning active income from Panamanian sources.

Bahamas. The Commonwealth of the Bahamas does not impose income taxes on companies organized under its jurisdiction. Revenues of our subsidiary Grupo Taca Holdings generated by foreign operations are not subject to taxation in accordance with the legislation of the Bahamas. However, the subsidiaries of Grupo Taca Holdings are subject to local taxes in the jurisdictions in which they operate.

Deferred income tax. Deferred tax is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated using the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2012 and 2013, we determined that we would generate sufficient taxable income to realize our deferred tax assets.

Factors Affecting Comparability

Seasonality

We expect our quarterly operating results to continue to fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs.

Changes in foreign exchange rates

The average foreign exchange rate of the Colombian peso to the U.S. dollar for 2011, 2012 and 2013 were COP 1,847.0, COP 1,797.7 and COP 1,868.9, respectively. The 4.0% average depreciation of the Colombian peso between these years had a negative effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2013.

Results of Operations for the Years Ended December 31, 2012 and December 31, 2013

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2013	2012	2013	2012	2012 to 2013
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,862,397	$3,550,559	83.8%	83.2%	8.8%
Cargo and other	747,207	719,097	16.2%	16.8%	3.9%

Total operating revenue	4,609,604	4,269,656	100.0%	100.0%	8.0%

	Year Ended December 31,				% Change
	2013	2012	2013	2012	2012 to 2013
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	82,872	84,774	1.8%	2.0%	(2.2)%
Aircraft fuel	1,325,763	1,305,396	28.8%	30.6%	1.6%
Ground operations	343,812	321,552	7.5%	7.5%	6.9%
Aircraft rentals	273,643	255,566	5.9%	6.0%	7.1%
Passenger services	143,512	132,823	3.1%	3.1%	8.0%
Maintenance and repairs	188,659	222,705	4.1%	5.2%	(15.3)%
Air traffic	180,140	169,650	3.9%	4.0%	6.2%
Sales and marketing	584,468	522,645	12.7%	12.2%	11.8%
General, administrative, and other	257,273	206,666	5.6%	4.8%	24.5%
Salaries, wages and benefits	674,951	644,901	14.6%	15.1%	4.7%
Depreciation, amortization and impairment	169,580	122,080	3.7%	2.9%	38.9%

Total operating expenses	4,224,673	3,988,758	91.6%	93.4%	5.9%

Operating profit	384,931	280,898	8.4%	6.6%	37.0%

Interest expense	(113,330)	(122,112)	(2.5)%	(2.9)%	(7.2)%
Interest income	11,565	25,006	0.3%	0.6%	(53.8)%
Derivative instruments	(11,402)	(24,042)	(0.2)%	(0.6)%	(52.6)%
Foreign exchange	23,517	(56,788)	0.5%	(1.3)%	141.4%

Profit before income tax	295,281	102,962	6.4%	2.4%	186.8%

Total income tax	(46,460)	(64,705)	(1.0)%	(1.5)%	(28.2)%

Net profit for the year	$248,821	$38,257	5.4%	0.9%	550.4%

Net profit

Our net profit for the year was $248.8 million in 2013, a 550.4% increase over $38.3 million in 2012, primarily as a result of a 37.0%, or $104.0 million, increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, our revamped LifeMiles loyalty program and improved customer service. We recorded a net gain on foreign exchange of $23.5 million in 2013 compared to a net loss of $56.8 million in 2012, primarily as a result of the average 4.0% depreciation of the Colombian peso against the U.S. dollar in 2013, which produced a gain in 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets. During 2013, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $236.7 million, a 98.8% increase over $119.1 million in 2012. Our operating revenue per ASK (RASK) was 11.9 and 11.7 cents for the years ended December 31, 2013 and 2012, respectively.

Operating revenue

Our operating revenue was $4,609.6 million in 2013, an 8.0% increase over $4,269.7 million in 2012, as a result of a $311.8 million increase in passenger revenue and a $28.1 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.9 cents in 2013, a 1.8% increase over 11.7 cents in 2012, primarily as a result of the implementation of improvements in our revenue management practices, consolidation of our combined network and the growth of other lines of revenue, primarily our LifeMiles loyalty program and cargo, in each case, as explained more fully below.

Passenger revenue. Our passenger revenue was $3,862.4 million in 2013, an 8.8% increase over $3,550.6 million in 2012, primarily as a result of a 6.6% increase in passengers carried in 2013, from 23.1 million in 2012 to 24.6 million in 2013, reflecting our 6.1% capacity increase (consisting of a 4.2% increase in international capacity and a 13.6% increase in our domestic capacity) in terms of ASKs in 2013, resulting in a 7.3% increase in RPKs. Our passenger load factor increased from 79.6% in 2012 to 80.5% in 2013 despite our 6.1% capacity increase in 2013. Our passenger yield increased 1.4% from 12.2 cents in 2012 to 12.4 cents in 2013.

Cargo and other. Our revenue from cargo and other was $747.2 million in 2013, a 3.9% increase over $719.1 million in 2012, primarily as a result of a 4.3% increase in cargo and courier revenues, from $484.1 million in 2012 to $504.7 million in 2013.

Our cargo revenues increased in 2013 despite of a 5.9% decrease in cargo yields (from 0.54 cents in 2012 to 0.51 cents in 2013) which was more than offset by a 12.0% increase in traffic in terms of RTKs (from 748 million in 2012 to 838 million in 2013) and a 17.1% increase in our cargo capacity in terms of ATKs, primarily as a result of a freighter fleet transition from Boeing 767-200 to Airbus A330-200F which have 56% more capacity than the Boeing aircraft. As our capacity grew at a higher rate than our usage, our cargo load factor decreased from 62.5% in 2012 to 60.0% in 2013.

Our other operating revenues were $242.5 million in 2013, a 3.2% increase over $235.0 million in 2012, primarily as a result of an $11.1 million increase in LifeMiles revenue related to incremental sales to partners and incremental mile redemptions. In 2013, LifeMiles revenues accounted for 58.7% of our total other operating revenues, air transport-related services provided to third parties accounted for 11.0%, aircraft leases accounted for 10.0% and other sources such as service charges, excess baggage, interline revenues and ticket penalties accounted for the remaining 20.4%.

Operating expenses

Operating expenses were $4,224.7 million in 2013, a 5.9% increase over $3,988.8 million in 2012, primarily as a result of a $61.8 million increase in sales and marketing expense, a $50.6 million increase in general and administrative expense, a $30.1 million increase in salaries, wages and benefits expense, a $22.3 million increase in ground operations expense and a $20.4 million increase in aircraft fuel expense. As a percentage of operating revenue, operating expenses decreased from 93.4% in 2012 to 91.6% in 2013.

Our operating expenses excluding aircraft fuel cost increased at the same pace, 8.0%, as our operating revenue, reflecting our efforts to manage controllable costs. As a result, our CASK excluding fuel increased 1.9% in 2013. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2013	2012	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.42	3.57	(4.2)%
Salaries, wages and benefits	1.74	1.76	(1.3)%
Sales and marketing	1.51	1.43	5.4%
Ground operations	0.89	0.88	0.8%
Aircraft rentals	0.71	0.70	1.0%
Maintenance and repairs	0.49	0.61	(20.1)%
General, administrative, and other	0.66	0.57	17.4%
Air traffic	0.46	0.46	0.1%
Depreciation, amortization and impairment	0.44	0.33	31.0%
Passenger services	0.37	0.36	1.9%
Flight operations	0.21	0.23	(7.8)%

Total	10.90	10.91	(0.1)%
Total (excluding fuel)	7.48	7.34	1.9%

Aircraft fuel. Aircraft fuel expense was $1,325.8 million in 2013, a 1.6% increase over $1,305.4 million in 2012, primarily as a result of a 4.7% growth in fuel consumption during 2013 reflecting a 3.6% increase in our block hours, partially offset by a 1.8% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $3.33 per gallon in 2012 to an average of $3.27 per gallon in 2013. Our higher aircraft fuel expense in 2013 was also partially offset by gains of $3.1 million in 2013, from settlements of our fuel hedge instruments. As a result of the foregoing, our cost of fuel per ASK decreased 4.2% in 2013.

Salaries, wages and benefits. Salaries, wages and benefits expense was $674.9 million in 2013, a 4.7% increase over $644.9 million in 2012, primarily as a result of a 6.0% increase in total personnel, from 18,071 at December 31, 2012 to 19,153 at December 31, 2013, mainly related to growth of our operations during 2013, particularly as a result of the growth in our domestic Peruvian operations, increases in variable bonus compensation, cost of living adjustments related to relocating some of our employees to Bogotá and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits decreased by 1.3% from 1.76 cents in 2012 to 1.74 cents in 2013.

Sales and marketing. Sales and marketing expenses were $584.5 million in 2013, an 11.8% increase over $522.6 million in 2012, primarily as a result of an increase in travel agent costs and other commissions due to an 8.8% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses increased 5.4% from 1.43 cents in 2012 to 1.51 cents in 2013.

Ground operations. Ground operations expense was $343.8 million in 2013, a 6.9% increase over $321.6 million in 2012, primarily as a result of a 2.7% increase in departures in 2013 compared to 2012, due to the introduction of new routes during 2013. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations increased 0.8% from 0.88 cents in 2012 to 0.89 cents in 2013.

General, administrative and other. General, administrative and other expenses were $257.3 million in 2013, a 24.5% increase from $206.7 million in 2012, primarily due to a decrease in gain on sale of assets of $15.8 million and an increase in professional fees related to fleet renewal, legal claims and special project implementation, including our U.S. initial public offering and the issuance of the initial issuance of our Senior Notes. In terms of unit cost per ASK, general, administrative and other expenses increased 17.4% from 0.57 cents in 2012 to 0.66 cents in 2013.

Aircraft rentals. Aircraft rentals expense was $273.6 million in 2013, a 7.1% increase over $255.6 million in 2012, primarily as a result of our incorporation of five new aircraft (four A320s, and one A330) under operating leases in 2013, which contributed to the total number of our aircraft under operating leases increasing from 70 at December 31, 2012 to 73 at December 31, 2013. In terms of unit cost per ASK, aircraft rentals increased 1.0% from 0.70 cents in 2012 to 0.71 cents in 2013.

Maintenance and repairs. Maintenance and repairs expense was $188.7 million in 2013, a 15.3% decrease from $222.7 million in 2012, primarily as a result of lower maintenance reserves and engine expenses related to the retirement of our Boeing freighter fleet, the benefits of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by creating a modern and homogenous fleet. In terms of unit cost per ASK, maintenance and repairs decreased 20.1% from 0.61 cents in 2012 to 0.49 cents in 2013.

Air traffic. Air traffic expense was $180.1 million in 2013, a 6.2% increase over $169.7 million in 2012, primarily as a result of a 2.7% increase in departures and the addition of new routes added to our network in 2013, partially offset by initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic remained stable at 0.46 cents in 2013.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $169.6 million in 2013, a 38.9% increase over $122.1 million in 2012, primarily due to maintenance events amortization of $31.9 million and a $20.5 million increase in aircraft depreciation as a result of the incorporation of five new owned aircraft related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization and impairment expense increased 31.0% from 0.33 cents in 2012 to 0.44 cents in 2013.

Passenger services. Passenger services expense was $143.5 million in 2013, an 8.0% increase over $132.8 million in 2012, primarily as a result of a 6.6% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 1.9% from 0.36 cents in 2012 to 0.37 cents in 2013.

Flight operations. Flight operations expense was $82.9 million in 2013, a 2.2% decrease from $84.8 million in 2012, primarily as a result of a 3.6% increase in our block hours, partially offset by a decrease in training costs and a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK, flight operations expense decreased 7.8% from 0.23 cents in 2012 to 0.21 cents in 2013.

Operating profit and operating margin

Our operating profit was $384.9 million in 2013, a 37.0% increase over $280.9 million in 2012. Our operating margin increased from 6.6% in 2012 to 8.4% in 2013 as a result of our expenses increasing at a lower rate, 5.9%, than did our total operating revenues, 8.0%, primarily due to an 8.8% increase in passenger revenue and a 3.9% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $113.3 million in 2013, a 7.2% decrease from $122.1 million in 2012, primarily as a result of $20.6 million of one-time event charges related to the phaseout of older aircraft in our cargo fleet in connection with our fleet modernization plan registered in 2012, partially offset by an increase in the average interest rate of our debt from 4.17% in 2012 to 4.47% in 2013.

Interest income. Interest income was $11.6 million in 2013, a 53.8% decrease from $25.0 million in 2012, primarily as a result of lower average interest rate on deposits at banks during 2013, which rate averaged 2.37% in 2013 compared to 2.88% in 2012.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). In 2013 we recognized a $11.4 million loss in fair value of derivative instruments compared to a loss of $24.0 million in 2012, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net gain on foreign exchange of $23.5 million in 2012 compared to a net loss of $56.8 million in 2012, primarily as a result of the 9.0% depreciation of the Colombian peso against the U.S. dollar at December 31, 2013 compared with the Colombian peso exchange rate at December 31, 2012, which produced a gain in 2013 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $40.3 million in 2013, a 19.2% decrease compared to current income tax expense of $49.9 million in 2012. Our deferred income tax expense was $6.2 million in 2013, a 58.4% decrease from $14.8 million in 2012.

Our total effective tax rate decreased from 62.9% in 2012 to 15.8% in 2013, primarily as a result of exchange rate differences as of December 31, 2013 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes) and other non-deductible expenses.

Additionally, our international flights income tax credit increased following the increase in our current income tax.

Results of Operations for the Years Ended December 31, 2011 and December 31, 2012

The following table sets forth certain income statement data for the periods indicated:

	Year Ended December 31,				% Change
	2012	2011	2012	2011	2011 to2012
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,550,559	$3,182,953	83.2%	83.9%	11.5%
Cargo and other	719,097	611,475	16.8%	16.1%	17.6%

Total operating revenue	4,269,656	3,794,428	100.0%	100.0%	12.5%
Operating expenses:
Flight operations	84,774	79,934	2.0%	2.1%	6.1%
Aircraft fuel	1,305,396	1,123,547	30.6%	29.6%	16.2%
Ground operations	321,552	279,607	7.5%	7.4%	15.0%
Aircraft rentals	255,566	214,861	6.0%	5.7%	18.9%
Passenger services	132,823	115,049	3.1%	3.0%	15.4%
Maintenance and repairs	222,705	228,280	5.2%	6.0%	(2.4)%
Air traffic	169,650	177,407	4.0%	4.7%	(4.4)%
Sales and marketing	522,645	500,822	12.2%	13.2%	4.4%
General, administrative, and other	206,666	184,700	4.8%	4.9%	11.9%
Salaries, wages and benefits	644,901	561,331	15.1%	14.8%	14.9%
Depreciation, amortization and impairment	122,080	126,507	2.9%	3.3%	(3.5)%

Total operating expenses	3,988,758	3,592,045	93.4%	94.7%	11.0%

Operating profit	280,898	202,383	6.6%	5.3%	38.8%
Interest expense	(122,112)	(90,778)	(2.9)%	(2.4)%	34.5%
Interest income	25,006	33,649	0.6%	0.9%	(25.7)%
Derivative instruments	(24,042)	(3,164)	(0.6)%	(0.1)%	659.9%
Foreign exchange	(56,788)	1,600	(1.3)%	0.0%	(3,649.3)%

Profit before income tax	102,962	143,690	2.4%	3.8%	(28.3)%
Income tax current	(49,884)	(31,881)	(1.2)%	(0.8)%	56.5%

Income tax deferred	(14,821)	(11,933)	(0.3)%	(0.3)%	24.2%

Net profit for the year	$38,257	$99,876	0.9%	2.6%	(61.7)%

Net profit

Our net profit for the year was $38.3 million in 2012, a 61.7% decrease over $99.9 million in 2011, primarily as a result of non-operating losses from foreign exchange translation adjustments. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of the average 2.7% appreciation of the Colombian peso against the U.S. dollar, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets. During 2012, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $119.1 million, a 17.4% increase over $101.4 million in 2011, primarily as a result of a 38.8% increase in operating profit, reflecting continuing implementation of our integration strategy aimed at capturing revenue synergies as a result of our enhanced network, improved connectivity through our hubs, our revamped LifeMiles loyalty program and improved customer service.

Our 2012 net profit also reflects the impact in 2012 of our service to Peruvian domestic destinations, which was launched in 2011 following significant investment and did not reach the break-even point by December 31, 2012.

Operating revenue

Our operating revenue was $4,269.7 million in 2012, a 12.5% increase over $3,794.4 million in 2011, as a result of a $367.6 million increase in passenger revenue, and a $107.6 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.7 cents in 2012, a 2.0% increase from 11.5 cents in 2011, primarily as a result of the implementation of improvements in our revenue management practices and consolidation of our combined network and the growth of other lines of revenue, primarily our LifeMiles loyalty program and cargo, in each case as explained more fully below.

Passenger revenue. Our passenger revenue was $3,550.6 million in 2012, an 11.5% increase over $3,183.0 million in 2011, primarily as a result of a 12.7% increase in passengers carried in 2012, from 20.5 million in 2011 to 23.1 million in 2012, reflecting our 10.3% capacity increase (consisting of a 7.9% increase in international capacity and a 21.2% increase in our domestic capacity) in terms of ASKs in 2012. Our passenger load factor remained stable at 79.6% for both 2011 and 2012 despite our 10.3% capacity increase in 2012. Our passenger yield increased 0.8% from 12.1 cents in 2011 to 12.2 cents in 2012.

Cargo and other. Our revenue from cargo and other was $719.1 million in 2012, a 17.6% increase over $611.5 million in 2011, primarily as a result of a 15.0% increase in cargo and courier revenues, from $420.9 million in 2011 to $484.1 million in 2012.

Our cargo revenues increased in 2012 primarily as a result of a 7.6% increase in cargo yields (from 0.50 cents in 2011 to 0.54 cents in 2012) which reflected improved cargo revenue management practices to increase yields by focusing on more profitable routes and a 7.6% increase in traffic in terms of RTKs (from 695 million in 2011 to 748 million in 2012) and a 10.2% increase in our cargo capacity in terms of ATKs, primarily as a result of new routes and incremental capacity in key markets. As our capacity grew at a higher rate than our usage, our load factor decreased from 64.0% in 2011 to 62.5% in 2012.

Our other operating revenues were $235.0 million in 2012, a 23.3% increase over $190.6 million in 2011, primarily as a result of a $38.9 million increase in LifeMiles revenue related to incremental sales to partners and incremental mile redemptions. In 2012, LifeMiles revenues accounted for 55.8% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.4%, 9.3% was derived from aircraft leases and the remaining 24.5% was derived from other sources such as service charges, excess baggage, interline revenues and ticket penalties.

Operating expenses

Operating expenses were $3,988.8 million in 2012, an 11.0% increase over $3,592.0 million in 2011, primarily as a result of a $181.8 million increase in aircraft fuel expenses, an $83.6 million increase in salaries, wages and benefits, a $41.9 million increase in ground operations and $40.7 million increase in aircraft rentals. As a percentage of operating revenue, operating expenses decreased from 94.7% in 2011 to 93.4% in 2012.

Our operating expenses excluding aircraft fuel cost increased at a slower pace, 8.7%, compared to the increase in our operating revenue, 12.5%, reflecting our efforts to reduce controllable costs. As a result, our CASK excluding fuel decreased 1.5% in 2012. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2012	2011	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.57	3.39	5.3%
Salaries, wages and benefits	1.76	1.69	4.2%
Sales and marketing	1.43	1.51	(5.4)%
Ground operations	0.88	0.84	4.3%
Aircraft rentals	0.70	0.65	7.8%
Maintenance and repairs	0.61	0.69	(11.5)%

	Year Ended December 31,
	2012	2011	% Change
	(in US cents)
General, administrative, and other	0.57	0.56	1.5%
Air traffic	0.46	0.54	(13.3)%
Depreciation, amortization and impairment	0.33	0.38	(12.5)%
Passenger services	0.36	0.35	4.7%
Flight operations	0.23	0.24	(3.8)%

Total	10.91	10.84	0.7%
Total (excluding fuel)	7.34	7.45	(1.5)%

Aircraft fuel. Aircraft fuel expense was $1,305.4 million in 2012, a 16.2% increase over $1,123.5 million in 2011, primarily as a result of a 10.8% growth in fuel consumption during 2012 reflecting an 8.5% increase in our block hours and a 5.6% increase in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which increased from an average of $3.15 per gallon in 2011 to an average of $3.33 per gallon in 2012. Our aircraft fuel expense in 2012 was partially offset by gains of $0.5 million, from settlements of our fuel hedge instruments. In turn the cost of fuel per ASK increased 5.3% in 2012 as a result of the foregoing.

Salaries, wages and benefits. Salaries, wages and benefits expense was $644.9 million in 2012, a 14.9% increase over $561.3 million in 2011, primarily as a result of a 4.1% increase in total personnel, from 17,360 at December 31, 2011 to 18,071 at December 31, 2012, mainly related to growth of our operations during 2012, particularly as a result of the growth in our domestic Peruvian operations, increases in variable bonus compensation, cost of living adjustments related to relocating some of our employees to Bogotá and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits increased by 4.2% from 1.69 cents in 2011 to 1.76 cents in 2012.

Sales and marketing. Sales and marketing expenses were $522.6 million in 2012, a 4.4% increase over $500.8 million in 2011, primarily as a result of an increase in travel agent costs and other commissions due to an 11.5% increase in our passenger revenue, partially offset by a decrease in costs related to packaged travel services and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses decreased from 1.51 cents in 2011 to 1.43 cents in 2012.

Ground operations. Ground operations expense was $321.6 million in 2012, a 15.0% increase over $279.6 million in 2011, primarily as a result of an 8.5% increase in departures in 2012 compared to 2011, as a result of the introduction of 14 new routes during 2012. This increase also reflected price increases in navigation, ramp services and landing and parking rates. In terms of unit cost per ASK, ground operations increased 4.3% from 0.84 cents in 2011 to 0.88 cents in 2012.

General, administrative and other. General, administrative and other expenses were $206.7 million in 2012, a 11.9% increase from $184.7 million in 2011, primarily due to an increase in professional fees related to fleet acquisition and special project implementation. In terms of unit cost per ASK, general, administrative and other expenses increased 1.8% from 0.56 cents in 2011 to 0.57 cents in 2012.

Aircraft rentals. Aircraft rentals expense was $255.6 million in 2012, an 18.9% increase over $214.9 million in 2011, primarily as a result of our incorporation of six new aircraft (three A320s, two A330s, and one ATR42) under operating leases in 2012. Although the total number of our aircraft under operating leases decreased from 71 at December 31, 2011 to 70 at December 31, 2012, our operating lease expense increased in 2012 as a result of the increase in the number of wide-body aircraft under operating leases. In terms of unit cost per ASK, aircraft rentals increased 7.7% from 0.65 cents in 2011 to 0.70 cents in 2012.

Maintenance and repairs. Maintenance and repairs expense was $222.7 million in 2012, a 2.4% decrease over $228.3 million in 2011, primarily as a result of an 8.5% increase in block hours in 2012 offset by the benefits of our ongoing fleet modernization program, which we believe reduces our maintenance and repair costs by creating a modern and homogenous fleet that requires less maintenance and repairs. In terms of unit cost per ASK, maintenance and repairs decreased 11.5% from 0.69 cents in 2011 to 0.61 cents in 2012.

Air traffic. Air traffic expense was $169.7 million in 2012, a 4.4% decrease from $177.4 million in 2011, primarily as a result of initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization. In terms of unit cost per ASK, air traffic decreased 14.8% from 0.54 cents in 2011 to 0.46 cents in 2012.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expense was $122.1 million in 2012, a 3.5% decrease from $126.5 million in 2011, primarily due to impairment losses in 2011 on spare parts and equipment registered related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization and impairment expense decreased 12.5% from 0.38 cents in 2011 to 0.33 cents in 2012.

Passenger services. Passenger services expense was $132.8 million in 2012, a 15.4% increase over $115.0 million in 2011, primarily as a result of a 12.9% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network. In terms of unit cost per ASK, passenger services expense increased 2.9% from 0.35 cents in 2011 to 0.36 cents in 2012.

Flight operations. Flight operations expense was $84.8 million in 2012, a 6.1% increase over $79.9 million in 2011, primarily as a result of an 8.5% increase in our block hours, partially offset by a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca. In terms of unit cost per ASK flight operations decreased 4.2% from 0.24 cents in 2011 to 0.23 cents in 2012.

Operating profit and operating margin

Our operating profit was $280.9 million in 2012, a 38.8% increase from $202.4 million in 2011. Our operating margin increased from 5.3% in 2011 to 6.6% in 2012 as a result of our expenses increasing at a lower rate, 11.0%, than our total operating revenues, 12.5%, primarily due to a 11.5% increase in passenger revenue and a 17.6% increase in cargo and other revenue.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $122.1 million in 2012, a 34.5% increase from $90.8 million in 2011, primarily as a result of $20.6 million one-time event charges related to the phaseout of older aircraft in our cargo fleet in connection with our fleet modernization plan. We decided to phase out two of our leased Boeing 767-200 aircraft in our cargo fleet in 2012 because we planned to replace these aircraft with four new A330F aircraft each with 56% more cargo capacity than the type of aircraft being replaced. Under the terms of the lease governing Boeing 767-200 aircraft, the most economical way for us to phase out these aircraft was to exercise the purchase option contained in these leases and then sell the aircraft. In accordance with International Accounting Standards, or IAS, 17, these two aircraft were recognized as financial leases on our consolidated statement of financial position for financial reporting purposes. Finance lease payables recognized by a lessee are subject to the derecognition provisions of IAS 39. Finance lease payables are derecognized only when the lessee’s obligation in terms of the lease contract is extinguished (i.e. the obligation is discharged or cancelled or expires). As a result of the purchase of the aircraft a new liability is raised for the new debt and the previous finance lease payable is derecognized in accordance with IAS 39.40. The difference between these liabilities is recognized in profit and loss as an interest expense. The average interest rate paid on our indebtedness decreased from 4.55% in 2011 to 4.17% in 2012 due to lower market rates. At the end of 2012, approximately 68.6% of our outstanding debt accrued interest at a fixed rate, which averaged 3.99%.

Interest income. Interest income was $25.0 million in 2012, a 25.7% decrease from $33.6 million in 2011, primarily as a result of lower average interest-earning deposits at banks during 2012, which averaged 2.88% in 2012 compared to 2.71% in 2011.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). For 2012 we recognized a loss in fair value of derivative instruments of $24.0 million compared to a loss of $3.2 million in 2011, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net loss on foreign exchange of $56.8 million in 2012 compared to a net gain of $1.6 million in 2011, primarily as a result of a 9.0% exchange rate appreciation of the Colombian peso against the U.S. dollar at December 31, 2012 compared with the Colombian peso exchange rate at December 31, 2011, which produced a loss in 2012 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets.

Provision for income tax expense

Our current income tax expense was $49.9 million in 2012, a 56.5% increase compared to current income tax expense of $31.9 million in 2011. Most of this increase relates to the increase of our Colombian taxable income and our exhaustion in 2011 of previously accumulated tax loss carry-forwards. Our deferred income tax expense was $14.8 million in 2012, a 24.2% increase from $11.9 million in 2011.

Our total effective tax rate increased from 30.4% in 2011 to 62.9% in 2012, due mainly to exchange rate differences as of December 31, 2012 that had a significant impact on our profits (exchange rate differences are not deductible for income tax purposes). Our consolidated total income tax expense primarily consisted of the income tax expense of Avianca in Colombia, and this coupled with the negative impact our other subsidiaries had on our profit before income taxes caused the increase in our total effective tax rate between the two years.

Additionally, our international flights income tax credit increased following the increase in our current income tax.

Governmental economic, fiscal, monetary or political policies

For a description of governmental economic, fiscal, monetary or political policies or factors that could materially affect our operations, see “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Restrictions on Repatriation of Cash from Venezuela.”

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.

Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 3 to our audited consolidated financial statements.

Our consolidated financial statements for the years ended December 31, 2013 and 2012 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2013	2012
Aerolíneas Galápagos Aerogal, S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costaricenses S.A.	Costa Rica	92.40%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo S.A.S.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	68.08%	51%
Isleña de Inversiones, S.A. de C.V.	Honduras	100%	100%
Servicios Aéreos Nacionales S.A.	Costa Rica	100%	100%
Aerospace Investments, Limited	Bahamas	100%	100%
Aviation Leasing Services (ALS), Inc.	Panama	100%	100%
Aviation Leasing Services, Investments (ALS), S.A.	Panama	100%	100%
AVSA Properties II, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five, Limited	Bahamas	Dissolved	100%
Little Plane, Limited	Bahamas	100%	100%
Little Plane Six, Limited	Bahamas	100%	100%
Little Plane Two, Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%
Turboprop Leasing Company, Limited	Bahamas	68%	68%
Technical & Training Services, S.A. de C.V.	El Salvador	99%	99%
Grupo Taca Holdings, Limited	Bahamas	100%	100%
Ronair N.V.	Curaçao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp.	Panama	100%	100%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Getcom International Investments, SL	Spain	50%	—
Avianca Leasing, LLC	USA	—	—
Turbo Aviation Two, Limited	Ireland	—	—

We determined that we have control, in accordance with IFRS, over Getcom International Investments, SL, Avianca Leasing, LLC, and Turbo Aviation Two, Limited, after assessing our ability to direct the relevant activities of these companies, our exposure and rights to variable returns, and our ability to affect the amount the companies’ returns.

Our consolidated financial statements also include the financial statements of 43 special purpose entities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing our consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Goodwill and intangible assets

We measure goodwill initially at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, we recognize the difference as a gain on bargain purchase.

After the initial recognition, we measure goodwill at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

We initially measure intangible assets acquired at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditures are reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

We amortize intangible assets with finite lives over their useful economic lives and then these assets are assessed for impairment whenever there is an indication that the intangible asset may be impaired. We review the amortization period and the amortization method for an intangible asset with a finite useful life at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Major maintenance and return conditions

Our aircraft maintenance expense consists of aircraft repair and charges related to light and heavy maintenance of our aircraft and maintenance of components and materials. We account for engine overhaul expense by using the deferral method pursuant to which the actual cost of the overhaul is capitalized and then amortized, based on total estimated flying hours of each overhauled engine or estimated cycles for other components. We record this amortization expense under the operating expenses line item “depreciation, amortization and impairment.” Routine maintenance expenses of aircraft and engines are charged to expense as incurred.

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We accrue for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized under the operating expenses line item “maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

Maintenance deposits

Maintenance deposits refer to the payments we make to leasing companies for future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in our consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to us after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in our consolidated statement of comprehensive income. Payments related to maintenance that we do not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Accounting for property and equipment

We measure flight equipment, property and other equipment at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Subsequent costs (replacement of components, improvements and extensions) incurred for scheduled major maintenance of aircraft fuselages and engines are capitalized and depreciated as a separate component until the next scheduled maintenance or return of the asset. The value of the component replaced is written-off. The rest of the repairs and maintenance are charged to expense when incurred.

Depreciation of property and equipment is calculated using the straight-line method over the assets’ estimated useful lives, except in the case of certain technical components, which are depreciated on the basis of cycles and hours flown.

We evaluate our estimates and assumptions at each reporting period and, if applicable, we adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation, amortization and impairment expense, as required by IFRS.

Lease accounting

As of December 31, 2013, our fleet was comprised of 171 aircraft, 96 of which were owned, two were subject to financial leases and 73 were subject to long-term operating leases.

Finance leases. Leases in terms of which we assume substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments, which is recognized as a liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating leases. Due to the nature of our operating leases, which do not result in an ownership interest in the subject aircraft, we recognize no assets or liabilities with respect to the assets leased. All payments made under such leases, exclusive of the amounts related to maintenance deposits, are recorded as operating expenses.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i) They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii) If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term; or

(iii) In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in a financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Derivative financial instruments

We use derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into profit or loss, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the consolidated statement of comprehensive income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

We use forward currency contracts as hedges of our exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in commodity prices.

Revenue recognition

In accordance with IAS 18, we recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. We measure revenue at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Passenger and cargo transportation. We recognize revenue from passenger and cargo transportation as earned when the service is rendered.

We are required to charge and collect certain taxes and fees on our passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. We record a liability when the amounts are collected and derecognize the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of our ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to revenue being recognized. We believe that the credit risk associated with these receivables is minimal.

Cargo is carried out in our dedicated freighter fleet and, to the extent of excess capacity, in the bellies of our passenger aircraft.

Aircraft leasing. We lease certain aircraft to third parties under operating lease agreements and recognize aircraft leasing income as other revenue in our consolidated statement of comprehensive income when it is earned, according to the terms of each lease agreement.

Frequent flyer. Our LifeMiles frequent flyer program is designed to retain and increase traveler loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on our airlines or our alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities.

Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” until redemption. The amount of revenue deferred is measured by applying statistical techniques based on the market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences.

Employee benefits

We sponsor defined benefit pension plans, which require contributions to be made to separately administered funds. We have also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to our creditors, nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (2011), we determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

Recently Issued and Amended Accounting Standards and Interpretations

We applied, for the first time, certain standards and amendments including IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 1 Presentation of Financial Statements. Several other amendments apply for the first time in 2013. However, they do not impact our Consolidated Financial Statements or our Interim Condensed Consolidated Financial Statements. The nature and the impacts of each new standards and amendments are described below:

IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impacts presentation and has had no impact on our financial position or result of operations.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening Consolidated Statement of Financial Position, presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on our financial position or performance since we did not have retrospective restatements or reclassifications of items in the Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The adoption of IFRS 7 had no material impact on our financial position or performance, additional disclosures are provided in the notes to the financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 has had no significant impact on our financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on our position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries, for example, where a subsidiary is controlled with less than a majority of voting rights. While we have subsidiaries with non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in the notes to the financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on our financial position or results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. We provide these disclosures in the notes to the financial statements.

Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. We have not recognized or reversed impairment loss as of December 31, 2013. Accordingly, these amendments will be considered for future disclosures but has no impact on our financial position or results of operations.

We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9.Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will not have an impact on classification and measurements of our financial liabilities. We will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to us, since none of our entities would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to us.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. We do not expect that IFRIC 21 will have a material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. We have not novated any derivatives in the periods presented but will consider this relief in the event of any future novations.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $288.7 million as of December 31, 2011, $403.0 million as of December 31, 2012 and $735.6 million as of December 31, 2013.

As of December 31, 2013, we had 17 unsecured revolving credit lines with financial institutions providing for working capital financing of up to $168.0 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $36.3 million as of December 31, 2011, $52.7 million as of December 31, 2012 and $94.0 million as of December 31, 2013. As of December 31, 2013 and 2012, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $185.2 million and $194.7 million, respectively, for working capital purposes. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements—Senior Notes.”

The average interest rate for all of our financial debt as of December 31, 2013 was 4.47%.

In addition, we are a holding company and our ability to repay our indebtedness and pay dividends to holders of the ADSs, each of which represents eight preferred shares, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs is dependent on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.” Covenants contained in Avianca’s Local Bonds (as defined below) restrict Avianca’s ability to make dividends and other payments to us. These restrictions are described in more detail in “—Debt and Other Financing Agreements—Series A, B and C Local Bonds.” If Avianca were unable to pay dividends to us it would severely impact our liquidity and our ability to pay dividends to holders of the ADSs.

We believe that the above-mentioned sources, including our revolving credit lines and the cash flow generated from operating activities, are sufficient for our present working capital requirements.

In addition, we do not expect our dividend payment policy (15% of the distributable profits of each year) to have a significant impact on our liquidity. For the next five years we estimate that, if dividends are paid in accordance with this policy, the dividend policy would have an average effect of approximately $46.1 million, or 5.7% of our estimated average yearly cash and cash equivalents of $814.0 million. In 2012, the first year we applied the dividend payment policy, the effect was $25.6 million, or 6.4%, of 2012 total cash and cash equivalents. In 2013, the effect was $36.9 million, or 5.0%, of 2013 total cash and cash equivalents.

We currently expect to fund the costs required for the construction of our planned MRO facility with additional debt financing.

Cash Flows provided by Operating Activities

Our cash flow from operating activities is generated primarily from passenger and cargo sales less our payments for aircraft leases, fuel, maintenance, ground operations, payroll related expenses, marketing, income taxes and capital expenditures. We use our cash flows provided by operating activities to provide working capital for current and future operations.

In 2013, net cash flows provided by operating activities were $544.6 million, a 39.2% increase over $391.2 million in 2012, primarily due to an increase in profitability as a result of a net profit of $248.8 million in 2013 compared to a net profit of $38.3 million in 2012. Net profit after non-cash items was $549.9 million in 2013, a 62.8% increase from $337.8 million in 2012, primarily due to a $311.8 million, or 8.8%, growth in passenger revenues resulting from an increase of 7.3% in RPKs, a 1.4% increase in our average yield and a $28.1 million increase in cargo and other revenues including an $11.1 million increase in LifeMiles revenues, partially offset by a $235.9 million, or 5.9%, increase in our operating expenses. Also contributing to the change in our operational cash flow in 2013 compared to 2012 was an increase in cash flow generated by air traffic liability (liability related to tickets sold in the period but not flown in the period) of $44.8 million, resulting from higher advance ticket sales, a $24.1 million change in cash flow generated by provisions, resulting from provisions relating to return conditions payments of leased aircraft (the change in provisions was primarily the result of reimbursement of maintenance reserves, which contributed to increased operating cash because we received cash that was previously held in reserve), partially offset by a decrease in cash flow generated from accounts receivable of $3.1 million, resulting from the growth in our ticket sales, which resulted in incremental accounts receivable from travel agencies selling our tickets (which contributed to a decrease in operating cash because of the greater amount of accounts that had not been paid in cash), a decrease in cash flow from accounts payable and accrued expenses of $13.0 million resulting from a reduction of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts), and a decrease in cash flow from employee benefits of $79.9 million resulting from updated actuarial calculations as a result of changes in discount rates generated by changes in government treasury rates and other variables (which contributed to a decrease in operating cash because more of our cash was used to fund pension liabilities).

In 2012, net cash flows provided by operating activities were $391.2 million, an 18.4% increase over $330.3 million in 2011, despite a decrease in net profit of $61.6 million, from $99.9 million in 2011 to $38.3 million in 2012. Net profit after non-cash items was $337.8 million in 2012, a 15.5% decrease from $399.9 million in 2011, primarily as a result of a $396.7 million, or 11.0%, increase in operating expenses and losses from foreign exchange translation adjustments.

Our growth in operating cash flows in 2012 was primarily due to cash flow generated by air traffic liability (liability related to tickets sold in the period but not flown in the period) of $51.0 million, an increase of $23.2 million from 2011, resulting from increased advance ticket sales, an increase in cash flow from deposits and other assets of $78.0 million, resulting from maintenance work performed on aircraft and engines that reduced the amount of deposits we were obligated to keep with lessors (which contributed to an increase in operating cash because more cash was held by us instead of on deposit with lessors), a $38.3 million increase in cash flow from accounts receivable, resulting from improved collection practices for receivables from travel agencies selling our tickets and a decrease in the balance of receivables from related parties (which contributed to an increase in operating cash because of the greater amount of accounts from which we had received payment in cash), and a $71.2 million increase in cash flow generated by employee benefits resulting from updated actuarial calculations as a result of changes in discount rates generated by changes in government treasury rates (which contributed to an increase in operating cash because less of our cash was used to fund pension liabilities).

These cash inflows were partially offset by increased lease payments on new aircraft of $40.7 million due to fleet expansion, higher fuel costs of $181.8 million due to an increase of 8.5% in departures, increased ground operations costs of $41.9 million due to increase in operations and increased payroll expenses of $83.6 million due to a 4.1% increase in full time employees. In addition, our operating cash inflows were offset partially by a decrease in cash flow from accounts payable and accrued expenses of $93.5 million resulting from a reduction of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts) and $13.7 million decrease in cash flow from expendable spare parts resulting from increased operations and increased inventories for new destinations (which contributed to a decrease in operating cash flow because we used more cash to acquire spare parts).

Cash Flows used in Investing Activities

Our investing activities primarily consist of capital expenditures related to aircraft, special projects and advance payments on aircraft purchase contracts. Additionally, we use cash for the purchase of spare parts and equipment related to expanding our aircraft fleet.

In 2013, cash flows used in investing activities were $483.3 million, a 60.7% increase from cash flow used in investing activities of $300.8 million in 2012, primarily as a result of increased advance payments on aircraft purchase contracts and a decrease in redemptions of certificates of bank deposits in 2013.

In 2012, cash flows used in investing activities were $300.8 million, a 19.0% decrease over $371.2 million in 2011, primarily as a result of our purchase of eight new Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft, as part of our fleet modernization plan.

Cash Flows provided by Financing Activities

Our financing activities primarily consist of the financing of our fleet and working capital needs.

In 2013, cash flows provided by financing activities were $289.3 million, a 1,627% increase from cash flows provided by financing activities of $16.7 million in 2012, primarily as a result of proceeds from the initial issuance of our Senior Notes and the issuance in our initial public offering of American depositary shares representing shares of our preferred stock in November 2013. Also affecting cash flows provided by financing activities were proceeds from new loans and borrowings of $238.6 million, compared to $465.1 million in 2012, used to finance our purchase of aircraft, partially offset by principal payments of financial obligations of $292.6 million ($285.8 million in 2012), interest payments of $98.7 million ($109.9 million in 2012) and dividends of $36.9 million ($25.6 million in 2012).

In 2012, cash flows provided by financing activities were $16.7 million, a 70.6% decrease from $57.0 million in 2011, primarily as a result of proceeds of $270.3 million related to an issuance of our preferred stock in 2011(with no corresponding issuance in 2012), partially offset by proceeds from new loans and borrowings of $465.1 million in 2012, compared to $229.9 million in 2011, used to finance our purchase of eight Airbus A320 family aircraft, one Airbus A330F aircraft and four turboprop aircraft. Also affecting cash flows provided by financing activities were principal payments of financial obligations of $285.8 million ($331.4 million in 2011), interest payments of $109.9 million ($85.8 million in 2011) and dividends of $25.6 million (in 2011 we did not pay dividends).

Debt and Other Financing Agreements

Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from the need to purchase additional aircraft that are financed using finance leases (including export credit agency backed financing), commercial loans, operating leases or accessing the capital markets. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines and/or short term loan facilities.

As detailed further in the table below, as of December 31, 2013, our total outstanding debt was $2,265.5 million, an increase of $411.5 million over our total debt of $1,854.4 million as of December 31, 2012. Total debt as of December 31, 2013 consisted of $1,951.3 million in long-term debt and $314.2 million in current installments of long-term debt and short-term borrowings. We had 17 unsecured revolving lines of credit with different financial institutions as of December 31, 2013, for a total of $168.0 million. As of December 31, 2013, we had $94.0 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2013 under all of our indebtedness was 4.47%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	80.8%	19.2%	1,488.1	3.10%
Aircraft	Euros	100.0%	0.0%	28.7	2.77%
Corporate	U.S. Dollars	29.7%	70.3%	169.3	3.97%
Corporate	Colombian Pesos	19.6%	80.4%	20.2	7.76%
Bonds	Colombian Pesos	0.0%	100.0%	259.5	8.10%
Bonds	U.S. Dollars	100.0%	0.0%	298.6	8.38%
Local leasing	Colombian Pesos	0.0%	100%	1.1	8.94%

Total		69.9%	30.1%	2,265.5	4.47%

Series A, B and C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $38.9 million of Series A bonds due 2014, $82.3 million of Series B bonds due 2016 and $138.2 million of Series C bonds due 2019 which we refer collectively as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us. On or prior to December 31, 2015, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	the debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (net income + noncash (interest) expenses + financial expenses (depreciation and amortization) + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend is not more than 20% of Avianca’s EBITDA for the fiscal year prior to such payment; and

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings.

As of December 31, 2013, the ratio of Avianca’s adjusted EBIDAR to debt service obligations for purposes of the Local Bonds was 1.4 times.

On or after January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (as described above) to debt service obligations (as described above)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•	after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15% of its scheduled debt service projected for such fiscal year.

The events of default under the Local Bonds include failure to timely pay principal or interest, litigation matters resulting in a material adverse effect not remedied within 75 days, liquidation, acceleration of debt not remedied within 30 days and breaches of covenants and other agreements.

Under the Local Bonds, Avianca is restricted from making certain additional investments (other than investments in Avianca’s fleet) and incurring or guaranteeing additional debt during periods when the debt service ratio described above is less than 1.4 to 1 and a leverage ratio is greater than 4.5 to 1.

The terms above describe the Local Bonds as amended by Addendum No. 2 to the Local Bonds Prospectus, which was approved by the Colombian Financial Superintendency and the Bondholders Assembly on February 24, 2014 and on December 5, 2013, respectively. Addendum no. 2 primarily increased the flexibility of the covenants initially imposed on Avianca by, among other modifications:

•	expanding the scope of permitted investments in affiliated airlines, by increasing the cap on said investments from 2.5% to 4% of the operational income of Avianca during the prior year;

•	including a new exception to the prohibition to secure obligations of third parties, allowing Avianca to secure obligations of its affiliated airlines, provided that certain performance ratings are fulfilled;

•	increasing the maximum amount of dividends that can be distributed (from 12% to 20% of the EBITDA for the prior year); and

•	increasing the leverage ratio from 3.5x to 4.5x.

Bank Loans and Export Credit Agency Guarantees

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. In the future, we may not be able to secure such financing on terms attractive to us or at all. To the extent we cannot secure such financing on terms acceptable to us or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may not be able to obtain the capital we need to finance our growth and modernization strategy.”

As of December 31, 2013, our fleet contained 171 aircraft (including eight aircraft subleased to OceanAir and eight inactive aircraft) comprised of 164 passenger aircraft and seven cargo aircraft, 73 of which were subject to operating leases, two of which were subject to financial leases and 96 of which were owned. Of the 96 owned aircraft, 21 are owned outright, 58 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs, and 17 have been financed with loans without ECA guarantees. During 2013, we financed the purchase of five additional jet aircraft and two regional aircraft with loans provided by commercial lenders with the support of guarantees issued by ECAs for an aggregate amount of $317.8 million. These loans mature in 2025.

Under the terms of our commercial bank loans with guarantees from ECAs, we currently obtain an 80% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to LIBOR. In order to take advantage of current low interest rate levels, we elected to fix the five jet aircraft that we financed during 2013 at an average interest rate of 3.03%.

Typically aircraft are financed through commercial debt with an export credit agency guarantee in bundles of three to five aircraft to optimize legal fees and to obtain competitive prices. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks in the U.S. and Europe.

The following table shows our outstanding fleet financing debt by lending bank, ECA guaranteed loans and direct financial loans, as of December 31, 2013:

Bank	ECA Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of US$)
Barclays	154.3	—	154.3
Bayern	28.7	—	28.7
BNDES	104.2	—	104.2
BNP Paribas	264.1	57.2	321.3
Calyon	37.0	—	37.0
CFC	—	6.1	6.1
Citibank	184.3	—	184.3
Eximbank	5.8	—	5.8
JP Morgan	517.8	—	517.8
KFW	—	36.9	36.9
Natixis	36.3	55.1	91.4
Gecas	—	—	—
Wells Fargo	29.0	—	29.0

Total	1,361.5	155.3	1,516.8

Subsequent to the combination of Avianca and Taca, we agreed with the ECAs on a standard transaction structure, or the Avianca-ECA Structure, based on the then-current Taca structure, to be used in all ECA-supported deliveries. The documentation for Avianca aircraft delivered prior to the combination was subsequently restructured to harmonize it with the agreed post-combination structure, while the documentation for Taca aircraft delivered prior to the combination was subsequently cross-collateralized with the Avianca fleet.

In addition, with the exception of the structure used for the pre-combination Taca deliveries, these financings impose certain restrictions on us and require us to maintain compliance with certain financial covenants.

The agreed Avianca-ECA Structure, which applies to post-combination Avianca deliveries, post-combination Taca deliveries and pre-combination Avianca deliveries, requires us to maintain compliance with financial covenants. Under these covenants, we must maintain an EBITDAR coverage ratio of not less than 1.85 to 1.00 from January 1, 2014 to December 31, 2014, and of not less than 2.00 to 1.00 from January 1, 2015 onward. Additionally, these financial covenants require that we maintain a capitalization ratio of not more than 0.86 to 1.00 from January 1, 2014 onward.

This structure also imposes a negative pledge on us which prevents us from creating or permitting any security interest over any of our assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than fifty per cent (50%) of our issued capital stock (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

We also financed aircraft through commercial financings not supported by ECAs using documentation similar to the Avianca-ECA Structure. This structure also imposes financial covenants that mirror those from the ECA documentation.

Senior Notes

On May 10, 2013, we completed a $300,000,000 private offering of our Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. On April 8, 2014, we completed a $250,000,000 private offering of additional Senior Notes first issued on May 10, 2013.

The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10. Two of our subsidiaries, Taca and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers. The Senior Notes are fully and unconditionally guaranteed by three of our subsidiaries, Taca International Airlines, S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines, S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Senior Notes are unconditionally guaranteed by our subsidiary Avianca in an amount equal to $375,000,000.

The Senior Notes may be redeemed at our option, in whole or in part, at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, if any, to the date of the redemption, as described in the offering memorandum document. In addition, prior to May 10, 2016, we may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings at a price of 108.375% of the principal amount thereof. The Senior Notes may also be redeemed in whole, but not in part, at 100% of their principal amount, plus accrued and unpaid interest upon the occurrence of specified events relating to tax laws and as described in the offering memorandum relating to the Senior Notes. In addition, we have the option to redeem some or all of the Senior Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest at any time prior to May 10, 2017.

Avianca Credit Agreement

Avianca is party to a credit agreement, dated September 13, 2012, with Banco Davivienda S.A. providing for borrowings of $40,000,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Tampa Credit Agreement

Tampa Cargo S.A.S. is party to a credit agreement, dated July 27, 2012, with Banco Davivienda S.A. providing for borrowings of $20,750,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Taca International Credit Agreement

Taca International is party to a credit agreement, dated December 13, 2010, or the Taca International Credit Agreement, with Banco Davivienda S.A. (formerly known as HSB Salvador) providing for borrowings of $15,000,000. These borrowings accrue interest at three-month LIBOR plus 4.46% and are repayable in quarterly installments over a five-year term. Under this credit agreement, Taca is required to maintain compliance with financial covenants, consisting of:

•	an EBITDAR Coverage Ratio greater than or equal to 1.25 to 1.00 at the end of each reporting period;

•	a Leverage Ratio less than or equal to 6.00 to 1.00 at the end of each reporting period.

New Aircraft and Engine Purchases

As of December 31, 2013, we had entered into several agreements to acquire up to 15 Boeing 787s for delivery between 2014 and 2019, 64 Airbus A320 family aircraft for delivery between 2013 and 2019 and 11 ATR72s for delivery between 2014 and 2015. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations, our November 2013 U.S. initial public offering and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery. In addition to these firm orders, we have purchase options for ten Boeing 787s, 21 Airbus A320s, 15 ATR72s and 16 Embraer E190s.

The following table sets forth our firm contractual deliveries currently scheduled through 2019:

Aircraft Type	2014	2015	2016	2017	2018	2019	Total
Boeing 787	4	3	3	2	—	3	15
Airbus A319S	6	7	—	—	—	—	13
Airbus A320S	2	2	8	—	—	—	12
Airbus A321S	6	—	—	—	—	—	6
Airbus A319neo	—	—	—	7	9	3	19
Airbus A320neo	—	—	—	3	2	5	10
Airbus A321neo	—	—	—	1	1	2	4
ATR72	10	1	—	—	—	—	11

Total(1)	28	13	11	13	12	13	90

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and 16 Embraers. Does not include one Airbus A330F that we have a firm contract delivery for in 2014 because this aircraft will be leased to OceanAir.

The Company also has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

Pension Liabilities

We update the value of our pension plan liabilities at each reporting period based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of December 31, 2013, we had outstanding retirement pension plan and employee benefits obligations in the amount of $328.7 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa. The pension liabilities of SAM S.A. (a company merged with Avianca in 2010), which are paid under the terms of a judgment rendered by the civil court circuit 32 of Colombia on February 28 2012, required Avianca to create a warranty with shares of Aviation Leasing Services (ALS) Inc. (a subsidiary of Avianca) and make accelerated payments into CAXDAC, the Colombian pilots’ pension fund, including a deposit equivalent to

15% of the value of such liabilities as certified by the Superintendency of Ports and Transport dated June 25, 2010 (based on the actuarial value by SAM at December 31, 2008) and 36 monthly agreed additional payments culminating in August 2015.

The calculation includes statutory pension obligations or additional pension obligations. Also, the calculation includes the obligations for funding pension obligations in respect of civilian aviators assumed by CAXDAC. See “Item 3. Key Information—Part D. Risk Factors—Risk Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

Restrictions on Repatriation of Cash from Venezuela

On December 31, 2013, we held $372.1 million in assets located in Venezuela, of which 87.6% were cash and cash equivalents. On a consolidated basis, our cash and cash equivalents in Venezuela represented 44.3% of our total cash and cash equivalents, and our total assets in Venezuela represented 7.2% of our total assets, in each case as of December 31, 2013. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

C.	Research and Development, Patents and Licenses

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States. We decided to register Avianca Holdings S.A. as the owner of the new figurative trade mark while Aerovias del Continente Americano S.A. remains the owner of AVIANCA’s trade mark.

Both, the figurative and the nominative trademark Avianca, are currently used to identify the business of all operating airlines in all the territories from the commercial standpoint, except for Brazil and Guatemala where some regulatory authorizations are pending.

We use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc., to identify our Colombian courier services. We use Avianca Express trademark to identify international courier services from the United States to Colombia under a license agreement and we also have a franchise agreement by which we use the Avianca Express trademark to commercialize courier services from Spain to some Andean countries. We began the use of Avianca Cargo trademark to identify the international cargo services provided by the subsidiary companies Tampa Cargo S.A.S. and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary Life Miles Corp, to identify our frequent flyer program. We license the new figurative trade mark and the Avianca trademark to OceanAir Linhas Aereas S.A., a Brazilian company. All of our material trademarks are registered with the trademark office in different jurisdictions as required by our commercial needs.

Information Technology

During 2010 to 2012 we completed the successful implementation of the first phase of our Enterprise Transformation Project, or ETP. In this phase we standardized our commercial and passenger processes, services and platforms. This effort included all of our airline subsidiaries which were certified under the industry leading suite “Amadeus Altea.” During 2013 we completed the second phase of our ETP which included call center consolidation as well as the implementation of our single commercial code. As part of our strategic planning for 2014, we are focused on the successful homogenization and implementation of our flight operations platforms as well as unified maintenance, repair and operations (MRO). Throughout 2014 we will also be deploying our new unified ERP. Alongside the IT projects for the business, IT will continue to design and optimize our internal processes according to our organizational maturity plan.

Boeing 787—Technological readiness

During 2014 Avianca will be the incorporating the new Boeing 787 into our fleet. The incorporation of this new aircraft requires a considerable amount of changes in the different technology components which support our current airports and maintenance areas. The technology required for this aircraft also has a significant impact on our telecommunications networks, desktop and end user equipment as well as integration efforts with other core systems such as Flight OPS and MRO.

IT Roadmap

Our strategic plan and roadmap for 2013 through 2015 was created with the support of Gartner Consulting. Through this plan, our IT department will be executing various projects and initiatives focused on operational optimization, savings, efficiency, effectiveness and standardization of the services offered to our internal customers. Some of these initiatives include: (i) consolidation and centralization of the four data centers which are contracted in Colombia, this is a key enabler for our business continuity plan and disaster recovery plan in combination with our data center in San Salvador; (ii) implementation of an enterprise service bus required to effectively orchestrate services between systems of different business areas; (iii) implementation of a service-oriented architecture project that will define business services, technology services, governance policies and other variables, which are the first phases of a migration to a unified services architecture, which will be the key to accomplishing most of our strategic objectives; (iv) full adoption of the change control process and the inclusion of the concepts of change management, release management and organizational change management within the current processes; and (v) standardization of development platforms, databases, desktop applications (end user) and security suites, by applying architectural standards as they are already defined and disclosed.

D.	Trend Information

During 2014, we currently expect to continue growing our passenger business segment. Fuel prices have remained relatively stable to date in 2014 but volatility still remains inherent in the commodity. In addition, international political conflicts especially in the Middle East and Ukraine put additional pressure on international fuel prices, which is significant to us because fuel costs represent approximately 30% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

During 2014 specifically, we currently expect revenue growth in the passenger operations, reflecting our capacity expansion and traffic growth during 2013, however, we expect this growth will be moderated by the reduction, and simultaneous redeployment, of our capacity, expressed in ASKs, to Venezuela and, in the short term, by the grounding of our Fokker 50 fleet. Our capacity, measured in ASKs, increased 6.1% during 2013 compared to 2012. In addition, our passenger traffic, measured in RPKs, grew 7.3%, reaching a consolidated load factor of 80.5%, surpassing 2012 load factor by 0.9 percentage points. As a result, operating revenues increased to $4,609.6 million, up 8.0% from 2012 due mainly to an 8.8% increase in passenger revenues driven by a 6.6% growth in passenger traffic over 2012 figures. Cargo and other revenue increased by 3.9%, primarily as a result of an increase in our cargo and loyalty program revenues.

We also expect increased expenses in the first half of 2014 compared to 2013 due to increased costs associated with the redeployment of the aforementioned capacity to other markets, one-time write-offs related to our exercise of a lease purchase option for two Boeing 767-200 aircraft (which resulted in our purchasing these aircraft above market value), maintenance costs and write-offs associated with the grounding of our Fokker 50 fleet as well as increased costs associated with launching our new route between Bogotá and London.

During 2014, we expect to take delivery of 14 Airbus A320 family aircraft, as well as one additional A330 and four Boeing 787 aircraft for long-haul routes. Additionally, we expect to receive ten new ATR72 turboprop aircraft for domestic operations in Colombia and Central America in connection with our fleet modernization program.

In our cargo business, we will continue to adjust service in response to weakened demand in our core markets and to macroeconomic conditions. We expect import flows to Latin America to recover, but weaker cargo markets globally might drive additional competition. We will continue to monitor the cargo market trends on a weekly basis in order to react as soon as possible if necessary. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with the our integrated passenger/cargo business model.

We also seek to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and we aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational productivity through the standardization of our operational technology platform, productivity improvements in airports, and realizing the simplification benefits of our brand and operations integration.

E.	Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2013, 73 of the 171 jet aircraft in our fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2013, the balance of our off-balance sheet arrangements was $841.2 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2013 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ thousands)
Aircraft and engine purchase commitments(2)	9,149,179	1,994,195	4,265,670	2,889,314	—
Aircraft operating leases	904,758	242,819	475,359	138,854	47,726
Engine operating leases	8,292	4,769	3,523	—	—
Aircraft debt(3)	1,522,158	175,588	353,083	349,414	644,073
Bonds	558,120	38,852	82,182	92,017	345,069
Other debt	185,218	99,725	68,901	16,592	—
Interest expense	482,242	99,187	164,159	124,676	94,220

Total	12,809,967	2,655,135	5,412,877	3,610,867	1,131,088

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	Includes obligations under debt used to finance owned and finance leased aircraft.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Our board of directors is composed of eleven members. Our board of directors is focused on determining our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our chief executive officer and supervising its management.

Members of our board of directors are elected by our shareholders at our general shareholders’ meetings and serve for a period of one year and may be reelected. We do not have a mandatory retirement age for our directors. Our board of directors currently meets on quarterly basis, or more frequently if needed, and may deliberate and act with the presence and votes of the majority of its members. Our board of directors is comprised of a majority of independent directors.

The current board of directors was elected at a shareholders’ meeting held on March 25, 2014. Its term expires in March 2015. The table below lists our directors:

Name	Position	Age	Nationality
Germán Efromovich	Chairman of the Board of Directors	63	Brazilian and Colombian
Roberto José Kriete	Director	60	Salvadoran and Colombian
José Efromovich	Director	59	Brazilian and Colombian
Alexander Bialer	Director	67	Brazilian
Eduardo Klepacz	Director	31	Brazilian
Isaac Yanovich	Director	70	Colombian
Alvaro Jaramillo	Director	62	Colombian
Juan Guillermo Serna	Director	59	Colombian
Ramiro Valencia	Director	68	Colombian
Monica Aparicio Smith	Director	60	Colombian
Oscar Darío Morales	Director	61	Colombian

Mr. Germán Efromovich has been the Chairman of our board of directors since August 2013. Mr. Efromovich has served as our director since February 2010 and has acted as a director of Avianca since December 2004. He was appointed as Chairman of the board of directors in August 2013. Mr. Efromovich was appointed as our director by Synergy pursuant to an agreement entered into between the two principal holders of our common shares, Synergy and Kingsland, or the Shareholders’ Agreement, which was replaced by the Joint Action Agreement effective November 5, 2013. Mr. Efromovich together with his brother José indirectly control Synergy, our largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. Mr. Efromovich holds a bachelor’s degree in mechanical engineering from the University of Brazil, FEI, São Paulo. He also serves as director and executive officer of Synergy Group Corp. Mr. Germán Efromovich is Mr. José Efromovich’s brother.

Mr. Kriete served as the Chairman of our board of directors from February 2010 to August 2013 and was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Mr. Kriete was initially appointed as our director by Kingsland pursuant to the Shareholders’ Agreement. Under the Joint Action Agreement, Kingsland has a right to appoint Mr. Kriete as our director so long as Kingsland holds at least 1% of our outstanding common stock. Mr. Kriete is the Chairman of Kingsland Holdings Limited, our second largest shareholder. Mr. Kriete holds a masters in business administration from Boston College and a degree in economics from the University of Santa Clara. Mr. Kriete currently serves as President of the Kriete Investment Company Group and President of the Gloria de Kriete Foundation as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economica y Negocios (ESEN). He has extensive experience in the airline industry as founder and Member of the Board of Directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA).

Mr. José Efromovich has served as our director since February 2010 and was a director of Avianca from July 2005 to February 2010. Mr. Efromovich was appointed as our director by Synergy pursuant to the Shareholders’ Agreement. Mr. Efromovich together with his brother Germán indirectly control Synergy, our largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. For 35 years he has participated in the development and expansion of Synergy. Mr. Efromovich holds a degree in civil engineering from the Mackenzie Engineering School, São Paulo, Brazil. He also indirectly controls OceanAir in Brazil and serves as director and executive officer of Synergy Group Corp. Mr. José Efromovich is Mr. Germán Efromovich’s brother.

Mr. Bialer has served as our director since February 2010 and was a director of Avianca from December 2004 to February 2010. Mr. Bialer was appointed as our director by Synergy pursuant to the Shareholders’ Agreement. Mr. Bialer holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA, Brazil, and an MBA/LS in systems management from Fundaçao Getúlio Vargas. He spent most of his career at General Electric, as Director of Business Development in South America, until retiring in 2002. Mr. Bialer also serves on the Boards of Companhia de Saneamento Basico do Estado de Sao Paulo (Sabesp), Andritz Hydro Inepar, and the GE Brasil pension fund (Gebsaprev) . He has previously served on the Boards of Pacific Rubiales, Romi and Jereissati, as well as in a number of non-listed companies.

Mr. Klepacz has served as our director since March 2014. Mr. Klepacz holds a law degree from Fundacao Armando Alvares Penteado (FAAP) and a Diploma in Air Law from the International Air Transportation Association (IATA). He is currently Vice-President of Synergy. Prior to joining Synergy, Mr. Klepacz was an attorney at Di Pierro and Penteado Advogados, MAAF Advogados and LIPI Advogados in Sao Paulo, Brazil. He currently serves on the boards of Synergy and Foundation HJDK. Mr. Klepacz is Mr. Germán Efromovich’s son-in-law.

Mr. Yanovich has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Yanovich holds a degree in industrial engineering from Universidad de los Andes in Colombia and Pittsburgh University and a graduate degree in industrial management from Massachusetts Institute of Technology. He was a founding member and director of Banca de Inversión Betainvest S.A., Executive Vice-President of Tecnoquímicas S.A., Lloreda Grasas S.A. from 1981 until 1986, Invesa S.A. from 1987 until 1997 and Ecopetrol S.A. from 2002 until 2006. Mr. Yanovich is a member of the board of directors of Inversiones Mundial S.A., Tecnoquímicas S.A., Carvajal Internacional S.A., Universidad Icesi and CTEEP.

Mr. Jaramillo has served as our director since February 2010 and has been a director of Avianca during several periods of its history, the most recent from September 2007 to February 2010. Mr. Jaramillo obtained a degree in business administration from Universidad del Norte in Barranquilla. He is the founding partner of iQ Outsourcing, Colombia´s largest BPO and was previously the chief executive officer of Avianca, Banco de Colombia and of several financial institutions in Colombia and Vice President of the Philadelphia National Bank from 1973 to 1981. He currently serves as a member of the board of Casa Editorial El Tiempo SA, Oleoducto Central SA, Constructora ConConcreto SA and Tribeca Asset Management.

Mr. Serna has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Serna obtained a degree in business administration and a masters in economics from Universidad Nacional de Colombia in Bogotá. He was the chief financial officer for Organización Corona S.A., from 1994 until 2001 and the chief executive officer for Organización Terpel S.A. from 2001 until 2006. Mr. Serna also served as a director of the Fondo Nacional de Garantías Financieras—FOGAFIN, economic secretary of the Presidency of Colombia, director of the Colombian National Budget, auditor of The Colombian Coffee Federation in New York, and Secretary Of The Colombian Security and Exchange Commission. He serves as a member of the board of directors of Inversiones GLP S.A.S. (Vidagas SA), Oleoducto Central de Colombia S.A.—Ocensa and Banco Falabella and Terpel Centro.

Mr. Valencia has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Valencia holds a law degree from Universidad Pontificia Bolivariana in Medellín, Colombia. Mr. Valencia is currently the Executive President of Camara Colombiana de Informática y Telecomunicaciones (CCIT). Mr. Valencia was formerly general manager of Empresas Publicas de Medellín, Colombia’s Minister of Energy, Colombia’s ambassador to New Zealand, the Governor of Antioquia, the general manager of Licores de Antioquia, the Mayor of Medellín, Colombia’s Secretary of Education for the city of Medellín, the chairman of the board of Comfamiliar-Camacol, the chairman of the board of Universidad de Antioquia and member of the board of director of Anato, Ecopetrol, Isa and Isagen, among others.

Ms. Aparicio has served as our director since August 2013 and has been a director of Avianca since March 2010. Ms. Aparicio obtained a degree in economics from Universidad de los Andes in Bogotá. She is an independent consultant of multilateral organizations. She served as Executive Director of the Fondo de Garantías de Instituciones Financieras from July 2008 to March 2012, CEO and Country Head of Banco Santander Puerto Rico and Colombia, Monetary and International Vice President of Banco de la República, Representative of the Colombian Government to the World Bank, Head of Unidad de Inversiones Públicas del Departamento Nacional de Planeación, Economist in the Office Counselor related to coffee matters of the National Government in the Federación Nacional de Cafeteros.

Mr. Morales has served as our director since April 2012. Mr. Morales obtained a degree in public accounting from Javeriana University in Cali with a specialty in finance. He was the Chief Executive Officer of the CARVAJAL Group from 2007 to April 2013. He was a managing partner of Deloitte & Touche Colombia , President of the Board of Deloitte Latin America (Colombia), and managing partner, Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche (2001—2007). He has served as a member of the board of Propal, Assenda, Carpak, Integrar, Pensions y Cesantias Colpatria, Cali Chamber of Commerce, Andi, Ciamsa, Industrias Lehner, among others.

Executive Officers

We are managed by a board of directors and our executive officers. Our chief executive officer is appointed by our board of directors. The other executive officers are selected by the chief executive officer. On March 25, 2014 our Articles of Incorporation were amended to designate as one of our executive officers, a vice-president of revenue who shall act as Chief Revenue Officer. The table below sets forth our executive officers:

Name	Position	Age	Nationality
Fabio Villegas Ramírez	Chief Executive Officer	58	Colombian
Gerardo Grajales López	Executive Vice-President and Chief Financial Officer	51	Colombian
Estuardo Ortiz	Executive Vice-President and Chief Revenue Officer	43	Guatemalan
Santiago Andrés Diago Heilbron	Executive Vice-President and Chief Operating Officer	46	Colombian
Elisa Murgas	General Secretary, Vice-President of Legal Affairs	59	Colombian
Eduardo Asmar	Vice-President of Corporate Planning	48	Colombian
Ivonne de León	Vice-President of Human Resources	43	Guatemalan

Mr. Villegas has served as our Chief Executive Officer since February 2010 and was Avianca’s Chief Executive Officer from March 2005 to February 2010. He has a degree in economics from Universidad Jorge Tadeo Lozano in Bogotá, a diploma in development planning from London University, and a master in science from the London School of Economics. Prior to his service at Avianca, Mr. Villegas worked as the president of ANIF, the Colombian National Association of Financial Institutions, from 2001 until 2005. He has also held several other positions in the public and private sectors, including as a managing director for both Deutsche Bank and the Rothschild Group in Bogotá, an advisor for Organización Luis Carlos Sarmiento Angulo, as the Colombian ambassador before the Organization of American States (Organización de los Estados Americanos), or OAS, Colombian Minister of State and Secretary General of the Colombian Presidency.

Mr. Grajales has served as our Executive Vice-President and Chief Financial Officer since February 2010 and was Avianca’s Chief Financial Officer from May 2002 to February 2010. He has a B.S. in business administration from Universidad ICESI in Cali and an M.S. in finance from Baltimore University. Prior to his service with us, Mr. Grajales was the treasurer of Gillette Colombia from 1991 to 1995. He joined Baxter Pharmaceutical as the chief financial officer in 1995 and acted also as that company’s marketing director for the Andean countries of Ecuador, Peru and Venezuela. In 1998, he entered the electric power industry in Colombia acting as the chief financial officer for three power distribution companies owned by Houston Power and Light in Colombia and subsequently acted as chief executive officer for two thermal power plants located near Cartagena, Colombia operated by AES Corp.

Mr. Ortiz has served as our Chief Revenue Officer since November 2013. Prior to November 2013, he served as Executive Vice-President and Chief Operations Officer since February 2010, and was Taca’s Executive Vice President and Chief Operating Officer from January 2009 to February 2010. Prior to 2009, Mr. Ortiz served as the Vice-President of Commercial Operations at Taca from 2006 to 2008 and as Vice-President of Sales at Taca from 2005 to 2006. He previously developed a successful international career for 11 years in Philip Morris International and Kraft Foods, serving in a variety of roles in Sales, Marketing and General Management; including Country Manager El Salvador, Business Unit Director Caribbean and Director Sales Strategy for Latin America & Canada. He has a degree in chemical engineering from the Universidad Rafael Landivar in Guatemala and an MBA from the Universidad Francisco Marroquin in Guatemala. He has completed executive programs at Kellogg School of Management, Darden School of Business and Harvard Business School.

Mr. Diago has served as our Executive Vice-President and Chief Operating Officer since January 2014, and was Vice President of Flight Operations at Avianca from May 2001 to May 2009. Prior to January 2014, Mr. Diago served as Executive President of OceanAir Linhas Aéreas S.A., which conducts business under the trade name Avianca on domestic flights within Brazil. He has a law degree with emphasis in SocioEconomic Sciences from the Javeriana University of Bogotá and is an A320 pilot.

Ms. Murgas has served as our General Secretary and Vice-President of Legal Affairs and has been working with Avianca since October 1986. She holds a degree in law and political science from the Universidad Santo Tomás and a master’s degree in commercial law from the Pontificia Universidad Javeriana. Prior to her service at Avianca, Ms. Murgas was a lawyer at the Colombian Welfare and Protection Ministry, where she had different positions, including as a lawyer for the General Division of Labor Matters.

Mr. Asmar has served as our Vice-President of Corporate Planning since August 2010. He has a degree in systems engineering from the Universidad de Los Andes in Bogotá. Mr. Asmar served as our Vice-President of Planning from November 2005 to August 2010. From 2002 until 2005, Mr. Asmar served as our Director of Network Planning, after having served from 1995 until 2002 as our Chief of Network Planning.

Ms. de León has served as our Vice President, Human Resources since February 2010 and was Taca’s Vice-President of Human Resources from 2005 to February 2010. Ms. de Leon received her Bachelor of Science in economics and Master of Science in re-engineering and insurance technologies from the Universidad Francisco Marroquin in Guatemala and her specialization in management of human resources strategy from the Andersen School of Business of the U.C.L.A. From January 1999 to January 2005, Ms. de Leon served as our Organizational Development Director.

The business address for all of our directors and senior management is c/o Avianca, Avenida Calle 26, No. 59—15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

B.	Compensation

In 2013, we paid approximately $4.4 million in aggregate cash compensation to our executive officers. In addition, in 2013 we paid approximately $0.7 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2013, pursuant to an agreement entered into in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on a total of 915 of our domestic and international flights. We anticipate allowing such family members a similar number of free flights in 2014. We have not set aside any funds for future payments to executive officers or directors.

We intend to continue to compensate non-management directors for their service on our board. We currently expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors meetings. In addition, members of committees of the board of directors will receive $1,000 for each committee meeting. All of the members of our board of directors and their spouses will also be entitled to travel free on our domestic and international flights each year.

We had accrued pension benefits and employee benefits of $328.7 million, $458.1 million and $384.8 million as of December 31, 2013, December 31, 2012, and December 31, 2011, respectively.

Compensation Plan

On March 15, 2012, we adopted an executive compensation plan linked to the trading price of our preferred shares listed in the Colombian Stock Exchange, or the Compensation Plan, for the benefit of the members of our board of directors, our Chief Executive Officer, our Chief Financial Officer, our Executive Vice-President and Chief Operations Officer and our General Secretary, Vice-President of Legal Affairs as well as for the benefit of certain Vice Presidents and Division Directors of Avianca, Taca International, Taca Costa Rica, Transamerican Airlines, Tampa Cargo, LACSA, Aerogal and Technical and Training Services, or the Beneficiaries. Payments due to the Beneficiaries under the Compensation Plan will be effected by an autonomous trust managed by Fiduciaria Bogotá, a Colombian trust company (sociedad fiduciaria).

One bonus trust unit is equivalent to one preferred share listed in the Colombian Stock Exchange. In the case that the holder redeems its bonus trust units, settlement will be in cash and no delivery of preferred shares to the bonus units holder will be made.

Bonus units have been distributed among the Beneficiaries in accordance with the following percentages:

Beneficiaries	Percentage
Our board members (11 beneficiaries)	5.00%
President and Chief Executive Officer	4.30%
Executive Vice-President and Chief Financial Officer	2.03%
Executive Vice-President and Chief Operations Officer	2.03%
Vice Presidents (20 beneficiaries)	20.94%
Division Directors (100 beneficiaries)	55.70%
Future officers reserve	10.00%

Total	100.00%

The Compensation Plan has a four-year term, starting as of March 15, 2012 and ending on March 15, 2016. The Compensation Plan includes four accreditation dates (March 15, 2013, March 15, 2014, March 15, 2015 and March 15, 2016) on which the Beneficiaries are given the right to redeem its bonus trust units. At each accreditation date, the Beneficiaries will have a five-year term to redeem 25% of their respective bonus units. The first tranche vested on March 15, 2013, however, no rights have been redeemed as of December 31, 2013 because our stock had not reached the established strike price.

Accreditation Dates	Redemption period
March 15, 2013	From March 16, 2013 until March 15, 2018
March 15, 2014	From March 16, 2014 until March 15, 2019
March 15, 2015	From March 16, 2015 until March 15, 2020
March 15, 2016	From March 16, 2016 until March 15, 2021

The Compensation Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings, S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

On November 5, 2013, the Company listed its ADSs on the New York Stock Exchange. As a consequence, the terms of the Compensation Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will be (i) the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Compensation Plan and $15, and (ii) divided by eight, considering that each ADS represents eight preferred shares, and multiplying the resulting amount by the exchange rate of COP 1,901.22 per $1 (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect the first tranche which vested on March 15, 2013.

Additionally, the Company issued 2,000,000 new awards, or the New Awards, to the Board of Directors and certain executives on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Compensation Plans.

As of December 31, 2013, 18,077,687 awards were outstanding. A summary of the terms of the 2,000,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to participate in the Compensation Plan. The awards were only issued to board members and key management.

C.	Board Practices

Our board of directors is currently comprised of eleven members. The terms of each of our current directors will expire in March 2015. See “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management.” None of our directors has entered into any service contract with us.

Committees of the Board of Directors

The following is a brief description of certain of the committees of our board of directors.

Audit Committee

Our audit committee consists of Mr. Oscar Dario Morales, Mr. Isaac Yanovich, Ms. Monica Aparicio Smith and Mr. Juan Guillermo Serna. All of the members of our Audit Committee are independent.

The audit committee provides assistance to our board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing our compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The audit committee is also responsible for:

•	the appointment, compensation, and oversight of our internal auditor;

•	reviewing and approving the audit annual plan presented by our internal auditor;

•	reviewing, on an annual basis, a report by the internal auditor describing the our internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the internal auditor;

•	discussing the annual audited and quarterly unaudited consolidated financial statements with management and the independent auditor;

•	assessing the performance of our internal auditor,

•	reporting to the board of directors with respect to (i) the quality and sufficiency of our consolidated financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the performance and independence of our external auditor, and (iv) the performance of the internal auditor;

•	reviewing and approving material related party transactions to address potential conflicts of interest;

•	meeting periodically with the independent auditor, internal auditors and management;

•	together with the independent auditor, reviewing any difficulty encountered by the internal audit team during the audit process;

•	establishing policies regarding our hiring of employees or former employees of the independent auditor;

•	annually reviewing and reassessing the adequacy of audit committee’s written charter and recommending any proposed changes to the board of directors;

•	conducting an annual performance review and evaluation of the audit committee; and,

•	handling other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Compensation Committee

Our compensation and human resource committee consists of Mr. Roberto Kriete, Mr. Ramiro Valencia Cossio, Mr. José Efromovich and Mr. Eduardo Klepacz. Our compensation committee provides assistance to our board of directors with respect to the compensation of our directors, executive officers and employees. Our compensation committee recommends to our board of directors the basic compensation policies that it believes should be undertaken by us with respect to our executive officers and employees and also recommends the objectives that should be taken into account in connection with the compensation of our directors and executives officers.

Financial Committee

Our financial committee consists of Mr. Germán Efromovich, Mr. Juan Guillermo Serna, Mr. Alvaro Jaramillo and Mr. Alexander Bialer. This committee is responsible for setting our financial and risk management policies. Our financial committee is also empowered to provide recommendations to our board of directors with respect to our capital structure.

D.	Employees

As of December 31, 2013, we had a total of 19,153 employees, including cooperative members that provide certain ordinary-course services. As of December 31, 2013, the cooperatives with which we had contractual arrangements had approximately 4,369 cooperative members in Colombia. These cooperative members are not employed by us, and our contractual obligations run to the cooperatives and not to their members.

Approximately 55% of our employees are located in Colombia, 8% in Peru, 6% in Ecuador, 16% in El Salvador, 6% in Costa Rica and 9% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2013	2012	2011	2010
Pilots	1,774	1,693	1,652	1,474
Flight attendants	2,818	2,782	2,427	2,067
Mechanics(1)(2)	1,681	1,971	1,855	1,756
Customer service agents, reservation agents, ramp and other(2)	8,662	6,730	6,997	6,244
Management and clerical(2)	4,218	4,895	4,429	3,799

Total employees	19,153	18,071	17,360	15,340

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

	December 31,
	2013	2012	2011	2010
Mechanics	682	574	616	585
Customer service agents, reservation agents, ramp and other	3,576	3,243	3,298	2,859
Management and clerical	111	132	1,094	755

Total cooperative members	4,369	3,949	5,008	4,199

Collective Bargaining Arrangements

Typically, our collective bargaining agreements in Colombia, Peru and Mexico last two to five years. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have a material adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. For example, in year 2005 we experienced pilots’ union work slow-downs during contract negotiations.

We provide sponsor employee benefit plans and arrangements that provide bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other benefits to certain of our non-unionized employees and participating retirees. Many of these benefits are provided under various benefits plans, while others are provided on a voluntary basis as a means to recruit and retain valuable employees. Voluntary benefit plans cover pilots, flight attendants and ground personnel, and are scheduled to remain in effect. These plans may be subject to litigation especially during the time following significant plan changes.

Colombia

In Colombia, approximately 10.7% of our 10,875 employees, including 47.3% of our 1,064 pilots, are unionized as of March 31, 2014. The remainder of our employees in Colombia are members of our voluntary benefits program. We believe we generally maintain good relations with our union and non-union employees, and have not experienced material work stoppages for the past nine years. There are currently eight unions covering our employees in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On October 8, 2013, we successfully concluded negotiations with our non-unionized Colombian pilots and reached an agreement to modify the terms of our voluntary benefits program with them. On October 25, the new voluntary benefits program went into effect. These non-unionized pilots represent approximately 51.1% of our pilots in Colombia. This agreement with the non-unionized Colombian pilots includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. We estimate that this new compensation system will result in an approximately 11% increase in salaries for these pilots, which will be retroactive to March 2013, but if the variable compensation goals are achieved, we believe other cost savings will result that will contribute to offset the increased salary costs associated with such agreement.

Simultaneously with our negotiations with the non-unionized Colombian pilots, we offered the terms of such voluntary benefits program to the Colombian Association of Civil Aviators, or ACDAC, in the context of our ongoing negotiation of the terms of a new collective bargaining agreement. On October 8, 2013, ACDAC stepped aside and terminated negotiations with us. The prior collective bargaining agreement we had with ACDAC expired in March 2013, so the collective bargaining agreement between us and this union was automatically extended. Pursuant to a recent judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014, and we are currently awaiting ACDAC’s next course of action, which could result, among other things, in the matter being submitted to binding arbitration. Currently, the union pilots are compensated according to the terms of the expired collective bargaining agreement, but union pilots have the option of leaving the union and accepting the increased compensation under the voluntary benefits program available to our non-unionized Colombian pilots. Approximately 47.3% of our Colombian pilots are in ACDAC as of March 31, 2014. The pilots in ACDAC have continued to fly our aircraft but recently stopped following certain of our cost-saving and time-saving operating practices, adversely affecting our flight schedules and fuel costs. See “Item 3. Key Information Risks—Part D. Risk Factors—Risks Relating to Our Company— Labor disputes may result in a material adverse effect on our results of operations.”

We expect to negotiate with the Colombian Union of Air Transportation Workers in the fourth quarter of 2014, but it depends of the judicial and administrative decisions. The negotiations with the National Union of Aircraft Industry Workers, the Colombian Association of Aircraft Mechanics and the Colombian Association of Flight Engineers, and the Association of Tampa Cargo workers are expected to take place during the second quarter of 2015.

Other Countries

There are currently eight unions in six different countries covering 5% of our 8,531 employees outside Colombia. Only two of them are subject to negotiations, the Workers Union of Trans American Airlines, S.A., and the National Union of Aviation and similar workers of Mexico. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our union and non-union employees, in all countries. We do not have currently any material labor claims and have not experienced material work stoppages for the past fifteen years. The results of the negotiations with the Workers Union of Trans American Airlines, S.A. will also apply to the members of the Colombian Association of Flight Attendants.

Our non-union employees outside Colombia are also members of our voluntary benefits program and we also provide some of them with sponsor employee benefit plans and arrangements that provide bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other benefits.

Employee Incentive Programs

We have goal driven compensation incentive programs for our management and employees that utilize financial and operating goals, including a profit sharing program for our management based on goals set on a quarterly and annual basis. We also have employee incentives for the achievement of monthly on time performance goals. We believe that our management and employee incentive programs contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals with variable compensation. Bonuses are usually paid two months after the end of each semester and can represent anywhere from 10% to 50% of an employee’s total annual base salary. Typically, 50% of the bonus amount is based on corporate performance, and the remaining 50% is based on the achievement of individual goals, as determined for managers in each department. Although our incentive programs are designed to reward outstanding operations, financial performance and customer service, safety is our priority, included on key performance indicators dashboards for executives. See “Item 6. Directors, Senior Management and Employees—Part B. Compensation—Compensation Plan.”

E.	Share Ownership

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of shares in us held by Synergy and Mr. Roberto Kriete may be deemed to have beneficial ownership of shares in us held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” As of April 28, 2014, each of the other members of our board of directors and our executive officers owns less than one percent of our preferred shares and of our common shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2014.

	Beneficial ownership (as of March 31, 2014)
	Common Shares	%	Preferred Shares		%

Synergy Aerospace Corp(1)	521,000,000	78.3%	5		0.0%
Kingsland Holdings Limited(2)	144,800,003	21.7%	—		—
Directors and officers	—	—	28,989		0.0%
Other	—	—	335,478,923	(3)	100.0%
Total	665,800,003	100.0%	335,507,917	(3)	100.0%

(1)	A company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group Corp. a company also constituted in Panama. Approximately 19.0% of Synergy Aerospace Corp.’s common shares of us are pledged to Citibank N.A. and its affiliate as loan collateral. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders—Share Pledge” and the commercial pledge agreement that is incorporated by reference as Exhibit 2.2 of this annual report. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares.
(2)	Special purpose company incorporated according to the laws of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares held by Fidubogota on behalf of us.

Approximately 33.5% of our outstanding capital stock is represented by our preferred shares, including the preferred shares represented by the ADSs, and approximately 78.3% and 21.7% of our common shares are held by Synergy and Kingsland, respectively.

In May 2011, Synergy and Kingsland converted 15,000,000 and 42,600,000 common shares, respectively, into preferred shares in connection with the initial public offering of our preferred shares in Colombia.

In November 2013, Kingsland Holdings Limited, Inter Allied Holdings Two Corp. and Mr. A. Daniel Ratti converted 69,999,997, 2,800,000 and 2,800,000 common shares, respectively, into preferred shares in connection with the initial public offering of our ADSs in the United States.

Synergy and its control persons own controlling interests in a number of other businesses, including OceanAir, a Brazilian airline, with which we have significant business transactions and agreements. For further information regarding our relationship with Ocean Air, see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions.” Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of Synergy.

Kingsland Holdings Limited is a special purpose Bahamian company organized for the purpose to hold our shares for the benefit of certain members of the Kriete family.

As of February 28, 2014, there were no record holders of our common shares in the United States. It is not practicable for us to determine the number of holders of our preferred shares in the United States.

Joint Action Agreement with Synergy and Kingsland

We and our controlling shareholders, Synergy and Kingsland, are parties to the Joint Action Agreement that became effective upon the consummation of our November 2013 U.S. initial public offering and gave Synergy and Kingsland veto power over certain strategic and operating transactions. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the ADSs and our Preferred Shares—Our two principal shareholders have veto power over certain strategic and operating transactions, and their interests may differ significantly from the interests of other shareholders” and “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Joint Action Agreement.”

Share Pledge

In a commercial pledge agreement Synergy pledged approximately 50.0 million of our common shares owned by it to secure a loan granted by Citibank, N.A. to an affiliate of Synergy. The commercial pledge agreement is incorporated by reference as Exhibit 2.2 of this annual report forms a part. In addition, Synergy pledged approximately 39.2 million of our common shares owned by it to an affiliate of Citibank, N.A. to serve as loan collateral in connection with credit lines extended to entities controlled by Synergy.

B.	Related Party Transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules). Unless otherwise indicated below, such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Termination of Avianca’s option to acquire OceanAir and resulting debt owing to Avianca and subsidiaries.

On January 1, 2009, our subsidiary Avianca entered into an agreement, or the Option Agreement, with Germán Efromovich, José Efromovich and SpSYn Participações S.A., or SpSYn, the shareholders of OceanAir Linhas Aereas S.A., or OceanAir. Synergy Group Corp., or Synergy Group, guaranteed the obligations of OceanAir and of its shareholders under the Option Agreement. Synergy Group is beneficially owned by Germán and José Efromovich and José Efromovich controls SpSYn. Under the Option Agreement, Avianca received an option to acquire all the outstanding shares of OceanAir and in exchange was obligated to provide the working capital required by OceanAir during the term of the Option Agreement in the form of loans, advances or capital contributions. The option exercise price was equal to the outstanding balance of the debt of OceanAir, its shareholders and their affiliates with Avianca and its subsidiaries at the exercise date of the option.

The Option Agreement provided that if Avianca did not exercise its option to acquire the shares of OceanAir during the term of the Option Agreement, Avianca would no longer have any obligation to provide working capital to OceanAir, and OceanAir would be obligated to repay all its debts owing to Avianca and its subsidiaries. This debt included debt arising out of the lease of certain aircraft leases to OceanAir by Aviation Leasing Services Investments S.A., a subsidiary of Avianca, and additional debt incurred by OceanAir as a result of Avianca’s obligation to provide working capital under the Option Agreement.

The initial one-year term of the Option Agreement was extended twice and expired on June 30, 2010. On December 30, 2010 the parties to the Option Agreement entered into an agreement to restructure the payment obligations to Avianca and its subsidiaries that became due and payable upon expiration of the Option Agreement. Pursuant to this restructuring agreement, SpSYn assumed OceanAir’s obligation to repay the full amount of its debt owing to Avianca and its subsidiaries (approximately $60,717,314.83) as follows: $5,000,000 upon signing of the termination agreement, $12,000,000 on December 31, 2011, $18,000,000 on December 31, 2012 and $25,717,314.83 on December 31, 2013. The unpaid amount of such debt bore interest at a rate of three-month LIBOR plus 5.50%. Synergy Group, Germán Efromovich and José Efromovich each guaranteed SpSYn’s obligation to repay such debt. This payment schedule was amended initially on December 30, 2011 and again on February 28, 2012 so that the debt was payable as follows: $6,597,968.01 on March 30, 2012, $10,609,778.91 on December 31, 2012, $15,865,549.02 on December 31, 2013 and $22,644,018.88 on December 31, 2014.

The $6,597,968.01 payment due on March 30, 2012 was paid on such date. On February 28, 2012, Avianca executed an agreement to purchase from Synergy Group a 63.8% share of a real estate property in Bogotá, Colombia, which both parties had acquired jointly in 2007 (Synergy Group 63.8% and Avianca 36.2%). Avianca agreed to offset the COP 12,665,812,434 purchase price of the 63.8% share (approximately $7.2 million) against the outstanding balance of the debt of SpSYn under the termination agreement. The balance of the $10,609,778.91 payment due on December 31, 2012 was paid on such date. On December 3, 2013 a public deed was granted which formalized the transfer of the 63.8% share on the real estate property to Avianca except with respect to one piece of land which is pending to be released from a foreclosure action by a third party. We are currently evaluating the sale of this property.

As of December 31, 2013, the total balance of the debt owing by SpSYn to Avianca and its subsidiaries under the termination agreement was $22.6 million. SpSYn and its subsidiaries are current on all scheduled payments to us under the termination agreement.

Licensing of Avianca name to OceanAir

In December 2009, we entered into an agreement with OceanAir pursuant to which OceanAir uses our Avianca trademark in its operations. We believe that by using Avianca’s tradename in Brazil, OceanAir increases our commercial presence in Brazil. In addition, since December 5, 2005, we have licensed Avianca’s Cóndor trademark to OceanAir for use throughout Brazil. On February 20, 2014 there was an amendment to this licensing agreement in order to include the licensing of the new figurative trade mark. This trademark arrangement may be terminated by either party on 60 days’ notice, upon breach by either party or by mutual consent.

Lease and sublease of aircraft to and from OceanAir

As of December, 2013, we leased five Fokker-100s to OceanAir through several trusts administered by Wilmington Trust Company, of which our subsidiary, Aviation Leasing Services Investments S.A., or ALS, is the beneficial owner. Each lease is scheduled to expire in October 15, 2014, and OceanAir is required to make lease payments $56,000 per month for each aircraft.

In addition, as of December 31, 2013, we subleased three Airbus 319 to OceanAir. The leases and subleases are scheduled to expire on April 7, 2016, May 4, 2022 and July 2, 2020. OceanAir is required to make lease payments of $363,893, $327,000 and $339,000 per month for the three aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. OceanAir is current on all of its lease payments to us.

The lease of two new Airbus A330 aircraft is scheduled to be entered into by the end of the month of April, 2014. These two aircraft correspond to a purchase agreement between Synergy and Airbus S.A.S. and will be delivered to Synergy and furthered leased to us for a 19 month period initially through a leasing company owned by Synergy.

Cargo Service in Brazil

We are currently evaluating certain alternatives with respect to cargo service in Brazil, including a possible venture with our affiliate Ocean Air Linhas Aereas S.A., or OceanAir. In connection with such venture, we are evaluating the possible sublease to OceanAir of one new Airbus A330 cargo freighter that we expect to receive in the second quarter of 2014. If we do so and OceanAir were to fail to make its sublease payments to us, we would remain liable to the lessor, as we will be the primary obligor on the lease of such new freighter. The terms and conditions of any such venture with OceanAir are expected to be on market terms but have not yet been finalized and remain uncertain at this time. Any such venture with OceanAir would likely require, and be subject to, approvals of the relevant Brazilian regulatory authorities.

Passenger sales agency and code sharing agreements with OceanAir

Since September 1, 2012, Ocean Air Lihnas Aereas S.A. has been acting as a general sales agent for passenger transportation services for Avianca, Taca Peru and LACSA in Brazil. Under an agreement we have entered into with OceanAir, OceanAir has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. OceanAir is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment, as of 2012, of approximately $2.8 million to cover its expenses. The are other ancillary services related to legal representation and management of passengers claims. OceanAir has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefor are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

Under an agreement effective March 15, 2010, our subsidiary Avianca Inc. acts as promotion and sales agent for passenger and cargo transportation services and as sales and purchase agent for aeronautical materials and services for OceanAir in the United States and Canada. Avianca Inc. is paid a commission of 1% of net sales made by travel agencies, OceanAir’s web portal and Avianca Inc.’s ticket offices in the United States and Canada. In addition, Avianca Inc. is paid a fee equal to 3% of the operational and administrative expenses it incurs in performing its services as sales and purchase agent. This agreement automatically renews annually unless either party gives notice of termination 60 days in advance of the termination date.

We also have several code share agreements with OceanAir pursuant to which we may sell seats on OceanAir’s São Paulo-Rio de Janeiro flights.

Handling agreement with OceanAir

Our subsidiary, Avianca Inc., also acts as OceanAir’s agent for handling aeronautical equipment, such as spare parts, within the United States, and for final delivery thereof to Brazil under an agency agreement effective as of April 2, 2007. We believe the services provided under this agreement and the compensation therefor are consistent with market practices in all material respects.

Other arrangements with OceanAir

We also have airport services agreements with OceanAir to support check in and dispatch of passengers at the different airports where Avianca, Taca Peru and LACSA operate.

Arrangements with affiliated service providers

We pay certain of our affiliates for services related to maintenance, cargo and courier services, hotel accommodation services, personnel ground transportation and other services. Empresariales S.A.S., an affiliate of Synergy, provides ground transportation for our crew and other employees. Transportadora del Meta S.A.S., an affiliate of Synergy, provides ground cargo and courier services in connection with our cargo and courier business. Global Operadora Hotelera S.A., entity controlled by a foundation created by Germán Efromovich, provides hotel accommodation services for our crew and other employees. Aeromantenimiento S.A., an affiliate of Kingsland, provides us with maintenance services related to our fleet. All of these arrangements were entered into on an arms’ length basis and were approved by a majority of our independent directors.

During the year ended December 31, 2013, our total expenses related to services provided by these affiliates was $36.7 million.

Joint Action Agreement

We are a party to a Joint Action Agreement with Synergy and Kingsland. The Joint Action Agreement provides Synergy and Kingsland each with the right to nominate a number of directors in proportion to their respective holdings of our common shares and obligates us to take the necessary actions to give effect to the provisions of the Joint Action Agreement. The Joint Action Agreement also provides that a majority of our directors will be independent under the rules and regulations of the NYSE.

Our operations are controlled by our management under the direction and supervision of our board of directors, however the Joint Action Agreement gives Synergy and Kingsland veto power over certain strategic and operating transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments in excess of $30 million in any single instance and $75 million in the aggregate during any fiscal year, except as already contemplated in our annual budget;

•	our business plan and annual budget;

•	capital expenditures in excess of $120 million, except as already contemplated in our annual budget;

•	changes to our charter and bylaws or other similar document;

•	issuance of voting stock; and

•	related party transactions.

In the event that Kingsland exercises any of its veto rights above, Synergy has the option to deliver a buyout notice with respect to 100 million of our common shares held by Kingsland, or if Kingsland owns less than 100 million common shares, all such common shares, or the Buyout Shares. After the issuance of a buyout notice, Kingsland and Synergy will attempt to come to a mutual agreement regarding the matter with respect to which Kingsland exercised its veto. If all necessary Board and stockholder approvals are obtained and the matter is not resolved prior to the later of the 21st day after of the issuance of the buyout notice or the third business day after the Board or stockholder approval, or the Buyout Determination Date, Synergy may purchase the Buyout Shares at a price per share equal to the weighted average price per preferred share (as derived from the price per ADS) during the 60 trading days immediately prior to the date on which Kingsland exercised its veto plus a premium. Synergy also has the option to withdraw the buyout notice within 120 days following delivery by Synergy to Kingsland of the buyout notice, and if Synergy fails to purchase the Buyout Shares within 180 days following delivery by Synergy to Kingsland of the buyout notice, Synergy will be obligated to pay Kingsland 10% of the fair value of the Buyout Shares. If Synergy purchases the Buyout Shares, Kingsland’s veto is deemed withdrawn, we may consummate the matter, and Kingsland will lose its veto rights under the Joint Action Agreement.

In addition, under the Joint Action Agreement, certain transactions require the approval of a majority of the independent directors before being submitted to the full board for approval, including:

•	commencement and/or settlement of litigation in excess of $5 million;

•	commencement of any bankruptcy or insolvency proceeding and/or dissolving or liquidating or agreeing to dissolve or liquidate;

•	certain incurrences of indebtedness;

•	adoption or amending of any equity incentive plan;

•	execution of certain material or long-term contracts and licenses;

•	modification of our dividend policy; and

•	other potentially significant strategic and operational actions affecting us.

In the event that Synergy sells to a buyer substantially all of its airline assets or undergoes a change of control, Kingsland will have the option, upon written notice, to require such buyer (and if such buyer fails to do so, Synergy) to purchase our shares from Kingsland.

In the event that the Chief Executive Officer or Chief Financial Officer position becomes vacant, a search firm (in the case of a Chief Executive Officer vacancy) or the Chief Executive Officer (in the case of a Chief Financial Officer vacancy) will put together a slate of candidates, and each of Kingsland and Synergy will have the right to veto up to one-third of such candidates before the remaining candidates are presented to the board of directors for approval and appointment.

Kingsland’s veto rights will partially terminate when Synergy owns more than four times the amount of our common shares as Kingsland and Kingsland owns less than 16.5% of our common shares. Kingsland’s and Synergy’s veto rights and their rights to nominate directors will terminate when Synergy owns more than five and one half times the amount of our common shares as Kingsland. The Joint Action Agreement will also terminate if Kingsland undergoes a change in control or when Kingsland owns less than 3% of our common shares, but if the agreement terminates because of a decrease in Kingsland’s common share ownership percentage Kingsland will continue to have the right to nominate Roberto Kriete as our director so long as it owns at least 1% of our common shares. The Joint Action Agreement can be terminated upon agreement by its parties.

Amendment to our articles of incorporation (Pacto Social)

Upon the consummation of our November 2013 U.S. initial public offering, our articles of incorporation (Pacto Social) were amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement. On March 25, 2014, our articles of incorporation (Pacto Social) were further amended to reflect the appointment of a Vice-President of Operations who shall act as Chief Operating Officer of the Company.

Registration Rights Agreement

We, Synergy and Kingsland are party to a registration rights agreement, which was amended upon the consummation of our November 2013 U.S. initial public offering, pursuant to which Synergy and Kingsland have certain registration rights, including the ability to require us to register their common shares, preferred shares or ADSs in a registered public offering (subject to certain restrictions and limitations). In connection with our November 2013 U.S. initial public offering, each of Synergy and Kingsland agreed with the underwriters to a lock-up period of 180 days. In addition, under the registration rights agreement, Synergy has agreed, for the benefit of Kingsland, not to sell or otherwise dispose of its common shares or preferred shares during the 360-day period beginning on November 5, 2013.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Part A. Selected Financial Data,” “Item 18. Financial Statements” and “Index to Financial Statements” and pages F-1 through F-96.

Litigation

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. The following is a summary of certain lawsuits to which we are subject. Also see “Note 31—Provisions for legal claims” to our audited consolidated financial statements as of and for the year ended December 31, 2013.

Uma Representaciones Ltda Litigation in Brazil

In July 2005, Avianca terminated an agency agreement between it and Uma Representaciones in Brazil, or Uma. In November 2005, Uma filed two ordinary civil claims against Avianca in the courts of Brazil. Pursuant to the agency agreement, the “cesantía comercial” payment clause (pursuant to the Brazilian agency law, the agent has the right to be paid the so-called “cesantía comercial” at the termination of the contract, and Avianca’s agency agreement included a clause of anticipated payment), is due on the earlier of the termination of the agency agreement or the last day of the term of the agreement. Uma’s first claim requested that the “cesantía comercial” payment clause be declared null and that Avianca was obliged to pay such amount due to the termination of the agency agreement as indicated by local law. The second claim seeks damages arising out of for Avianca’s allegedly wrongful termination of the agency agreement due to its alleged failure to provide the mandatory termination notice required by Brazilian law.

In 2009, the Brazilian lower court issued a decision with respect to the annulment claim against Avianca and ordered Avianca to pay a compensation of approximately $559,000. Avianca appealed this decision, and in 2009 the appeals court recognized the validity of the anticipated payment clause. Uma filed a special recourse claim (Recurso Especial) that was filed on September 11, 2009. The court decision in regards to the special recourse should be the final and conclusive decision in this case.

Also in 2009 the second claim seeking damages for termination of the agency agreement was decided against Avianca and currently is being subject to an expert examination to determine the amount of damages payable.

We estimate a possible loss from this matter of $2.2 million. However, as of December 31, 2013, after review of the legal assessment of the probability of loss, no provision for this litigation has been made in our consolidated financial statements.

Valórem Arbitration in Colombia

On February 17, 2014, an arbitration panel ruled in favor of Avianca, our subsidiary, by determining that, contrary to the claims of Valórem, an entity controlled by Avianca S.A.’s former controlling shareholder, our subsidiary Avianca S.A. is not liable for COP 361,000 million (approximately US$180 million) of pension liabilities of Avianca’s ground staff prior to December 2001, the date on which the shareholders of Avianca and the shareholders of ACES (an entity controlled by Avianca S.A.’s former controlling shareholder) agreed on the framework contract for the combination of both companies.

In addition, the arbitration panel determined that although Avianca acted in good faith, certain contractual flaws resulted in Valórem’s payment of certain amounts which it was not obligated to pay. Therefore, Avianca was ordered to reimburse COP 14,386 million (approximately US$7.1 million) to Valórem. As of December 31, 2013, we had reserved a net amount of approximately US$5.9 million in respect of the Valórem arbitration. Finally, the arbitration panel required Valórem to reimburse Avianca for COP 990 million (approximately US$450,000) of legal expenses. The arbitration panel’s ruling is final.

SAM Tax Litigation in Colombia

SAM S.A., a legal entity merged into Avianca, filed a lawsuit against the Colombian tax authority (DIAN) challenging a DIAN resolution that denied recognition of a portion of a VAT input credit. DIAN determined that SAM had erroneously applied the input credit because some VAT paid was allocated to operations not subject to VAT and also because certain invoices did not meet applicable legal requirements. The company has recently applied to a tax amnesty paying the principal amount (approximately $4.2 million) and obtained the cancellation of all the penalties and interests amounts through an agreement with DIAN signed on September 26, 2013. Therefore the case is settled.

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of our common shareholders. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on Avianca Holdings S.A.’s ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our board of directors will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

Our shareholders have adopted a dividend policy that provides for the payment of annual dividends equal to at least 15% of our annual distributable profits (defined below). “Annual distributable profits” are defined in our by-laws as our annual profits (after taxes), minus amounts used to offset losses of previous fiscal periods, minus amounts necessary to fund legal and other reserves, if any. Panamanian law does not currently provide for a required legal reserve.

Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to holders of our preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

A majority of our common shareholders may, in their sole discretion and for any reason, amend or discontinue the dividend policy. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Our controlling shareholders have the ability to direct our affairs and their interests could conflict with those of our ADS holders.”

Avianca and certain of its subsidiaries are parties to bonds, leases and loan agreements that restrict their ability to pay dividends or make distributions to us. For a description of such restrictions, see “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

On March 25, 2014, an annual dividend of COP 75 (approximately $0.04) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 25, 2014 and represented an aggregate dividend payment of COP 75,098 million ($39.0 million), payable to the holders of the preferred and common shares, including the ADSs.

On March 21, 2013, an annual dividend of COP 75 (approximately $0.04) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 28, 2013 and represented an aggregate dividend payment of COP 67,598 million ($36.9 million), payable to the holders of the preferred and common shares.

On March 30, 2012, an annual dividend of COP 50 (approximately $0.03) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 27, 2012 and represented in an aggregate dividend payment of COP 45,064 million ($25.6 million), payable to the holders of the preferred and common shares.

Prior to the March 2012 dividend payment, we had not paid a dividend since the combination of Avianca and Taca in 2010.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The ADSs

Our ADSs have been listed on The New York Stock Exchange since November 2013.

Our Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On March 31, 2014, the closing price of our preferred shares on the Colombian Stock Exchange was COP 4,365, or $2.22 per share (based on the exchange rate on such date, which was COP 1,965.32 per US$1.00).

The following table sets forth for each year since our preferred shares began trading on May 11, 2011 and since our ADSs began trading on November 6, 2013 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	—	—
2012	4,705	3,290	—	—
2013 (in the case of the ADSs, beginning on November 6, 2013)	4,646	3,435	15.44	14.00

The following table sets forth for each quarter since January 1, 2012 in the case of our preferred shares and since November 6, 2013 in the case of our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2012:
First quarter	4,405	3,290	—	—
Second quarter	4,050	3,595	—	—
Third quarter	4,300	3,850	—	—
Fourth quarter	4,705	4,060	—	—

2013:
First quarter	4,645	4,370	—	—
Second quarter	4,465	4,120	—	—
Third quarter	4,195	3,680	—	—
Fourth quarter (in the case of the ADSs, beginning on November 6, 2013)	4,265	3,435	15.44	14.00

2014:
First quarter	4,485	3,740	18.39	15.24

The following table sets forth for each of the most recent six months in the case of our preferred shares and since November 6, 2013 in the case of our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
October 2013	4,245	3,855	—	—
November 2013 (in the case of the ADSs, beginning on November 6, 2013)	4,265	3,440	15.00	14.00
December 2013	3,700	3,435	15.44	14.15
January 2014	4,485	3,740	18.39	15.24
February 2014	4,400	4,000	17.56	15.59
March 2014	4,365	4,000	17.24	15.73

B.	Plan of Distribution

Not applicable.

C.	Markets

Prior to 2001, there were three stock exchanges in Colombia: the Stock Exchange of Bogota created in 1928, the Stock Exchange of Medellin (1950) and the Stock Exchange of Occidente (1970).

After the limited economic growth during the 1980s, the economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by listed company’s market capitalization, the total value traded in the stock markets and the total amount of outstanding domestic public and private bonds.

Such rapid growth has resulted in the increased regulation of the Colombian capital markets. In addition, such growth precipitated the merger of the Stock Exchanges of Bogota, Medellin and Occidente into the Colombian Stock Exchange in July 2001.

The Colombian Stock Exchange indices handles relatively minor trading and liquidity compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. The Colombian Stock Exchange is subject to the inspection and supervision of the Colombian Financial Superintendency.

On November 22, 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. The Latin American Integrated Market is the leading market in terms of number of issuers (approximately 554 as of December 2012), the second in terms of market capitalization and the third in terms of volume in Latin America.

The total value of equities traded on the Colombian Stock Exchange during 2013 was COP 49.3 trillion (including spot and repurchase and securities lending transactions). Spot transactions over equities traded during 2013 was COP 40.9 trillion with a daily average of COP 170.5 billion, representing a nominal decrease of 11.0% from the daily average value of equities traded in 2012. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2007.

	2013	2012	2011	2010	2009	2008	2007
Number of listed companies	79	82	83	86	87	89	90
Market capitalization (in trillions of COP)	416	484	404	418	287	196	205

Source: Colombian Stock Exchange.

At December 31, 2013, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 64.2% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2013 represented 67.2% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2013	2012	2011	2010	2009	2008	2007
49.3	71	68	54	40	40	32

Source: Colombian Stock Exchange.

Price movements in the Colombian equity market are reflected in the indices of equity securities traded on the Colombian Stock Exchange. The Colombian Stock Exchange has different market indices including: (i) the Stock Capitalization Index (COLCAP), (ii) the Stock Liquidity Index (COL20) and (iii) the General Index of the Colombian Stock Exchange (IGBC).

Our preferred shares are included on the COLCAP and IGBC indices.

The COLCAP is a capitalization index that reflects changes in the prices of the 20 most liquid shares of the Colombian Securities Exchange (BVC), where the weight of each share in the index is determined by the corresponding value of the adjusted market capitalization (company’s float multiplied by the last price of its share). The selection function is the measure of liquidity used by the BVC to determine the shares that make up the COLCAP basket. Information on volume, turnover and frequency of each of the eligible shares is required to calculate this function. Recomposition of the index consists of the selection of shares that will make up the share basket of the index for the following year. During the recomposition process, the weight in the index of each share selected for the following quarter is also determined. The COLCAP recomposition is carried out after market closing on the last business day of October and will be in force from the first business day of November of the same year to the last business day of October of the following year. Index rebalancing consists of determining the weight of each share in the basket. COLCAP rebalancing is carried out on the last business day of the months of January, April and July each year. Rebalancing results in the adjustment of the weights of the shares that make up the index to reflect the changes in the adjusted market capitalization of each share. Under certain conditions, shares can be added to or removed from the index during a rebalancing period. Given its replicable index construction, the COLCAP has become the relevant benchmark for the Colombian stock market.

The IGBC is an index comprising stocks that meet certain frequency and turnover criteria. The weight of the shares in the index basket is determined by the amount of shares traded of each constituent. It has 7 sector indices associated with its methodology (Agricultural, Retail, Financial, Industrial, Investment Companies, Public Services and Other Services).

Regulation of the Colombian securities market

Regulatory authorities

The Colombian stock market is regulated by the Colombian Congress and by the Colombian government through the Ministry of Finance and Public Credit and the Colombian Superintendency of Finance. The Colombian Government is responsible for the overall economic policy making in Colombia. Pursuant to Article 150(19)(d) of the Colombian Constitution, the Colombian Congress must determine the principles, criteria and objectives that the National Government of Colombia must observe when regulating all financial activities. Also, under Article 189(24) of the Colombian Constitution, the national government of Colombia must regulate, supervise and control institutions in the financial, insurance and securities industry.

The responsibilities of the Colombian government include the adoption of rules and regulations pertaining to, among other things, the public offering of securities; the operation and administration of the Integral Information System of the Securities Market, and the procedures for registration of securities, the establishment, operation and dissolution of infrastructure providers (such as central securities depositories and stock exchanges, among others), the disclosure obligations of periodic and relevant issuers of securities that are registered in the National Register of Securities and Issuers, regulation of market intermediaries, and establishing transparent criteria and best practices of negotiation.

On July 8, 2005, the Colombian Congress enacted the Colombian Securities Market Law (Ley del Mercado de Valores, Law 964 of 2005). Pursuant to Law 964 and Decree 663 of 1993, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the Colombian Superintendency of Finance.

Regulatory framework

Law 964 of 2005 provides the principal legal framework that governs the Colombian securities market. The primary scope of Law 964 is to promote the efficiency, transparency and integrity and the development of the Colombian securities market. Law 964 also sets forth certain corporate governance standards for listed companies and issuers, such as the requirement that at least 25% of the board members be “independent” directors (as defined in Law 964), that the company maintain an audit committee with at least three board members, including all independent members, and that the company’s legal representatives adopt and implement internal control procedures and adequate mechanisms for disclosure of information and certify the truthfulness of the financial and other relevant information disclosed to the market.

In order to comply with the foregoing disclosure obligations, issuers must disclose relevant information through the Colombian Superintendency of Finance’s website as soon as the event to be disclosed has occurred or as soon as the issuer knows of its occurrence.

As a general rule, pursuant to Decree 2555, as amended, any transaction involving the sale of publicly traded stock in an amount of Colombian pesos equivalent or superior to 66,000 Units of Real Value (Unidades de Valor Real), an index calculated by the Central Bank of Colombia on a daily basis based on the monthly fluctuation of the consumer price index (índice de precios al consumidor) (equivalent to Ps.13,474,434.6 as of January 31, 2013), must be effected through transaction modules subject to the inspection and supervision of the Colombian Superintendency of Finance. Trading transactions of securities of non-Colombian companies outside Colombia are generally exempt from this requirement. Stock transfers originated in operations different from buying or selling or conducted between two parties who are acting for the same beneficial owner are exempt as well, but must be informed to the Colombian Superintendency of Finance five days prior to the transaction. Decree 2555 expressly prohibits any issuer from registering such transactions which do not comply with these requirements in its share registry.

Regulation of the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific private regulations issued by the Colombian Stock Exchange, particularly the General Rules of the Colombian Stock Exchange, as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, and Decree 2555 of 2010. These rules mainly govern listing and trading activities in the Colombian Stock Exchange. In particular, they include (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Stock Exchange, and (iii) admission requirements for broker-dealers.

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository and clearing facility for securities of private issuers in charge of administering the transfer and registry of securities and facilitating the exercise of economic and political rights of securities holders. Deceval formally began operations in 1994 and its activities are regulated by Law 964 and Decree 2555, as amended. Settlement procedures could then be made either through physical delivery or in book-entry form. Except for some specific public auction procedures, since 2001 the settlement of securities transactions on the Colombian Stock Exchange is customarily made at T+3 through Deceval’s book-entry system. There also exists in Colombia a limited clearing facility through the Colombian Central Bank for government-issued or government-guaranteed securities. In addition, by means of Resolution No. 0093 of 1995, in 1996 the Colombian Stock Exchange implemented an electronic system in order to access the information related to both the stocks and their issuers and the quantities and prices of each offering, demand and transactions traded on the exchanges (Sistema Electrónico Transaccional).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are principally engaged in the air transportation of passengers and cargo, although our articles of incorporation grant us general powers to engage in other lawful businesses as set forth in Article 2 of our articles of incorporation.

Description of Capital Stock

General

Our articles of incorporation authorize us to issue 4,000,000,000 shares of capital stock, par value of $0.125 per share, which may be divided into common shares and shares with preferred dividend and limited voting rights, or our preferred shares.

As of December 31, 2013, we had 665,800,003 common shares and 335,407,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange. Pursuant to article 6.15.1.1.2 of Decree 2555 of 2010 issued by the Ministry of Credit and Public Finance of Colombia, or Decree 2555, subject to certain exceptions, all trades and sales of shares listed on the Colombian Stock Exchange must be made through the trading systems of the Colombian Stock Exchange. A holder of preferred shares must meet the requirements set forth by applicable Colombian regulations for the sale or transfer of the preferred shares to be a perfected interest and such sale or transfer must be properly registered in the Colombian centralized securities depository, or Deceval. Accordingly, any dispute that arises from the sale and purchase of preferred shares is subject to the Colombian laws and regulations and to the jurisdiction of Colombian courts.

The laws of Colombia govern any transfer or encumbrance of preferred shares except for matters that are governed by the laws of Panama or by our by-laws. Any claims brought against us by our shareholders shall be filed pursuant to the laws of Panama.

The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholder’s meeting of holders of common shares except as described in our articles of incorporation or under “—Shareholders’ Meetings.”

Rights

Each holder of preferred shares is entitled to, among other things:

•	a minimum preferential dividend of COP 50 per share. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Preferred Shares—Minimum Preferred Dividend”;

•	subject to certain conditions, together with the holders of common shares a pro rata portion of our distributable profits;

•	preferential reimbursement of its capital contributions once our other creditors are duly paid in the case of our dissolution or liquidation;

•	exercise of certain tag along rights. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Preferred Shares—Tag Along Rights”; and

•	Any other right granted by our by-laws to the holders of common shares, except for, subject to certain conditions: (i) pre-emptive rights of holders of common shares to subscribe capital stock different from preferred shares; (ii) the right to inspect our corporate books and records and (iii) right to participate and vote in a general shareholders meeting.

Minimum Preferred Dividend

Our articles of incorporation (Pacto Social) provide that holders of our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. If our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are not sufficient to pay a dividend of at least COP 50 per share to holders of common shares and holders of preferred shares, a minimum preferred dividend of up to COP 50 per share will be distributed pro rata to the holders of preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of common shares.

Dividends must be paid in one or more installments, within the twelve (12) months following the date in which the dividend payment terms and conditions are approved by the general shareholders meeting. Dividends are payable to the holders that are registered in the book-entry system of Deceval as of the ex-dividend date established pursuant to Colombian law. Dividends are payable in Colombian pesos and, when the dividends are approved in a currency different than Colombian pesos, dividends will be converted to Colombian pesos using the current market exchange rate (tasa representativa del mercado), or TRM, in force in the previous business day in which payment must be made. All dividend payments of preferred shares shall be made through Deceval. Dividends paid to the holders of ADSs will be converted into U.S. dollars by the depositary.

To the extent permitted by applicable law, our articles of incorporation and Deceval’s internal systems, we may either pay dividends outside Colombia to shareholders who are non-Colombian residents or, if possible, transfer the funds corresponding to the non-Colombian resident shareholders to an account held by Deceval outside Colombia. Thereafter, Deceval, on our behalf, will pay the dividends to the non-Colombian resident shareholders outside Colombia. In any case, payments of dividends will be conducted in accordance with foreign exchange regulations.

A majority of our shareholders may, in their sole discretion and for any reason, amend or discontinue the dividend policy.

Liquidation Preference

Upon liquidation, each holder of preferred shares, and consequently ADSs, will be entitled to a preferential reimbursement of its capital contribution (aporte) out of the surplus assets available for distribution to shareholders. This reimbursement, if any, is payable in Colombian pesos before any distribution or payment may be made to holders of common shares. Amounts in Colombian pesos will be converted by the depositary into U.S. dollars and paid to the holders of ADSs, net of fees, expenses and any taxes. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and ADSs (in liquidation) are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata.

Limited Voting Rights

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions:

•	our anticipated dissolution, merger or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; and

•	determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits.

Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

Tag Along Rights

Holders of preferred shares are entitled to participate in any sale or transfer of common shares if Kingsland or Synergy sell or transfer a number of common shares, or the Shares Transfer, that would result in a change of control with respect to us, or the Tag Along Right. The Tag Along Right does not apply for sales or share transfers between Kingsland and Synergy and/or their respective affiliates.

If Kingsland or Synergy plans to enter into a Shares Transfer that would result in a change of control, such holder of common shares must send a written notification to our legal representative and a description of the main conditions of the Shares Transfer. Within five business days of receipt of the written notification, our legal representative shall publish the main conditions of the Share Transfer in a Colombian recognized newspaper and on the websites of the Colombian Financial Superintendency and Colombian Stock Exchange.

Any Tag Along Right provided herein does not oblige us, the holders of common shares or the buying third party to launch special transactions in the Colombian Stock Exchange.

Common Shares

Each holder of common shares is entitled to, among other things, (i) one vote on all matters submitted to a vote at a general shareholders’ meeting; (ii) share equally in dividends from sources legally available therefor as declared at our annual shareholders’ meeting; (iii) convert its common shares into preferred shares; (iv) freely inspect the corporate books and records; and (v) any rights set forth in our articles of incorporation or Panamanian law.

Each holder of common shares is entitled to vote on all matters submitted to a vote at a general shareholders’ meeting, including in connection with the following matters:

•	any proposed amendment to our articles of incorporation;

•	the issuance of common or preferred shares; and

•	the sale, transfer or disposition of all or substantially all of our assets.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary or extraordinary. Ordinary meetings occur at least once a year during the first three months following the end of the prior fiscal year. Extraordinary meetings may take place when duly summoned for a specified purpose or purposes.

At ordinary annual meetings of shareholders, the board of directors is elected and our annual consolidated financial statements, audit and management reports and any other issues required by applicable law or our by-laws are approved. Extraordinary meetings may be summoned by the chairman of our board of directors when deemed appropriate, or by our chief executive officer or by our auditors, or whenever a meeting is requested by shareholders representing at least 20% of holders of our common shares.

A notice of an extraordinary general shareholders’ meeting, listing the matters to be addressed at such meeting, must be published in a newspaper of wide circulation in Colombia, at least five business days prior to the meeting.

For both ordinary and extraordinary general shareholders’ meetings to be convened, a quorum represented by the presence of a plurality of shareholders representing at least 50% (plus one share) entitled to vote at the relevant meeting is required.

General shareholders meetings related to (i) any amendment that would impair the rights of the holders of preferred shares; (ii) the conversion of preferred shares into common shares; or (iii) the number of preferred shares would exceeding the number of common shares, require the presence of the holders of at least 70% of the outstanding preferred shares.

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions: (i) our anticipated dissolution, merger or transformation or change of our corporate purpose; (ii) the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; and (iii) determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits. Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

In the case of any shareholders’ meeting to consider any of the significant corporate events above in respect of which holders of preferred shares may vote, notice of the shareholders’ meeting must be given 15 business days in advance of the meeting date.

The Joint Action Agreement among Synergy, Kingsland and us contains several provisions relating to the rights of Synergy and Kingsland to approve certain corporate decisions at our shareholders’ meetings. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.”

Amendment to our articles of incorporation (Pacto Social)

Upon the consummation of our November 2013 U.S. initial public offering, our articles of incorporation (Pacto Social) were amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement. On March 25, 2014, our articles of incorporation (Pacto Social) were further amended to reflect the appointment of a Vice-President of Operations who shall act as Chief Operating Officer of the Company.

Summary of Significant Differences between Shareholders’ Rights and other Corporate Governance Matters under Panamanian Corporate Law and Delaware Corporate Law

Avianca Holdings is a Panamanian corporation (sociedad anónima). The Panamanian corporation law was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors.	Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the stockholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Panama	Delaware

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Panama	Delaware

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian securities law (article 150 unified text) hostile-takeover provisions apply only to companies that are (1) registered with the SMV for a period of six months before the public offering; (2) have over 3,000 shareholders, the majority of which reside outside of Panama; (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000; and (4) the corporation is organized under the laws of the Republic of Panama or duly register as a foreign company in the Public Registry of Panama.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes (1) the name of the company, the number of securities outstanding of the class which the buyer proposes to acquire and the number of the shares that the buyer intends to acquire and the purchase price; (2) the identity and background of the person acquiring the shares; (3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company; (5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days; (6) contracts, agreements, business relations or negotiations regarding securities issued by the

(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

Panama	Delaware
company in which the buyer is a party; (7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and (8) any other significant information. If the offeror is a corporation, the information must extend to all shareholders, directors and other persons controlling the offeror or its controlling company. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the SMV within 45 days from the buyer’s initial delivery of the statement to the SMV. The SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

C.	Material Contracts

English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

English translation of Temporary Bonus Plan adopted on March 6, 2012.

English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca, as amended.

English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca, as amended.

English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family, as amended.

A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family, as amended

Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement), as amended

A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family, as amended.

Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft, as amended.

Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft, as amended.

Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca, as amended.

General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca, as amended.

General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited, as amended

Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca, as amended.

D.	Exchange Controls

In 1990, the Colombian government adopted a policy of gradual currency liberalization. Foreign exchange holdings abroad were permitted and, in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the commercial foreign exchange market (mercado cambiario).

Law 9 of 1991 and Resolution 8 of 2000 of the Central Bank establish two types of markets for foreign currency exchange: (1) the free market, which consists of all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX market (as defined below), or the free market. The free market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (2) the controlled market, or the FX market, which consists of (a) all foreign currencies originated in operations considered to be operations of the FX market, or the controlled operations, which may only be transacted through foreign exchange intermediaries or through the registered compensation accounts mechanism, or the compensation accounts, or (b) foreign currencies, which although not required to be bought from a foreign exchange, including the FX market, are voluntarily channeled through such market.

Under Colombian FX regulations, foreign exchange intermediaries, or FX intermediaries, are authorized to enter into foreign exchange transactions, or FX transactions, to convert Colombian pesos into foreign currencies or foreign currencies into Colombian pesos. In addition, there are certain requirements and obligations established by law and by the board of directors of the Central Bank, in order to transfer currency into or out of Colombia. Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market in case the value of the Peso experiences significant volatility. The Colombian Government and the Central Bank may also limit, on a temporary basis, the remittance of funds abroad by Colombian residents whenever the international reserves of Colombia fall below an amount equivalent to three months’ worth of imports. Since the institution of the current foreign exchange regime in 1991, the Colombian Government and the Colombian Central Bank have not limited the remittance of funds abroad. We cannot assure you that these authorities will not intervene in the future.

Transactions conducted through this foreign exchange market are made at market rates negotiated with FX intermediaries or the relevant counterparty if using a compensation account. Colombian residents, including Avianca and our other Colombian direct and indirect subsidiaries, are entitled to maintain foreign currency accounts abroad, which can be used for making and receiving payments in foreign currency transactions. Such accounts can either be (i) compensation accounts (cuentas de compensación), which may be used to conduct transactions to be mandatorily made through the foreign exchange market, among others, and which must comply with certain reporting requirements before the Colombian Central Bank and, in certain cases, the Colombian tax authorities or (ii) so-called “free market accounts,” which may be used to effect any transaction on the free market but cannot be used to conduct transactions of mandatory channel through the exchange market.

Registration of the ADR Program and Investment in our ADSs by non-residents of Colombia

The International Investment Statute of Colombia as provided by Decree 2080 of 2000, as amended, regulates the manner in which foreign investors may participate in the Colombian securities markets and undertake other types of investments, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered.

The International Investment Statute provides specific procedures for the registration of ADR programs as a form of foreign portfolio investment, which is required for the preferred shares to be offered in the form of ADSs. Under these regulations, failure to register foreign exchange transactions relating to investments in Colombia with the Colombian Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, and constitute an exchange control violation and/or result in a fine.

Each individual investor who deposits preferred shares into the ADR facility for the purpose of acquiring ADSs will be required, as a condition to acceptance by a custodian of such deposit, to provide or cause to be provided certain information to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or result in a fine.

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares.

Exchange Rates

The Central Bank and the Ministerio de Hacienda y Crédito Publico (Colombian Ministry of Finance and Public Credit, or MHCP) have, in recent years, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•	a 50.0% non-interest bearing deposit requirement at the Central Bank, applicable to short-term portfolio investments in assets other than shares or convertible bonds or collective investment funds that only invest in shares or convertible bonds (together with certain exemptions thereto), which deposit was rescinded in 2008;

•	restrictions on the repatriation of foreign direct investments; and

•	interest-free deposits with the Central Bank applicable to the proceeds resulting from imports financings.

The Colombian government and the Central Bank have considerable power to determine governmental policies and actions that relate to the Colombian economy and, consequently, to affect the operations and financial performance of businesses. The Colombian government and the Central Bank may seek to implement additional measures aimed at controlling further fluctuation of the Colombian peso against other currencies and fostering domestic price stability.

During 2010, the Colombian peso appreciated against the U.S. dollar by 6.4%. During 2011, the Colombian peso depreciated against the dollar by 1.5%. During 2012, the Colombian peso appreciated against the U.S. dollar by 9.0%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Our performance is heavily dependent on economic and political conditions in Colombia” and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Government policies and actions, and judicial decisions, in Colombia, Peru, Venezuela, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.” On March 31, 2014, the exchange rate for U.S. dollars was COP 1,965.3 to US$1.00.

The Federal Reserve Bank of New York does not report a rate for Pesos. The Colombian Central Bank establishes the parameters that must be observed in order to calculate the Representative Market Rate (Tasa Representativa del Mercado); then, the Colombian Financial Superintendency proceeds to compute and certify the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

Colombia has a free market for foreign exchange, and the Colombian government allows the Colombian peso to float freely against the U.S. dollar. There can be no assurance that the Colombian government will maintain its current policies with regard to the Colombian peso or that the Colombian peso will not depreciate or appreciate significantly in the future.

The following tables set forth, for the periods indicated, the low, high, average and period-end exchange rates expressed in Colombian pesos per U.S. dollar as certified by the SFC. The rates shown below are in nominal Colombian pesos and have not been restated in constant currency units. No representation is made that the Colombian peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2009	2,596.37	1,825.68	2,156.29	2,044.23
Year ended December 31, 2010	2,044.23	1,786.20	1,897.89	1,913.98
Year ended December 31, 2011	1,972.76	1,748.41	1,847.14	1,942.70
Year ended December 31, 2012	1,942.70	1,754.89	1,797.70	1,768.23
Year ended December 31, 2013	1,952.11	1,758.45	1,869.17	1,926.83
Year ended December 31, 2014 (through March 31)	2,054.90	1,924.79	2,004.05	1,965.32

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Quarter	High	Low	Average(1)	Period-End
	(in COP)
Second Quarter 2012	1,845.17	1,754.89	1,786.69	1,784.60
Third Quarter 2012	1,833.14	1,771.53	1,797.36	1,800.52
Fourth Quarter 2012	1,831.25	1,768.23	1,805.97	1,768.23
First Quarter 2013	1,832.20	1,758.45	1,791.32	1,832.20
Second Quarter 2013	1,942.97	1,813.11	1,863.19	1,929.00
Third Quarter 2013	1,952.11	1,868.90	1,907.88	1,914.65
Fourth Quarter 2013	1,948.48	1,879.46	1,913.19	1,926.83
First Quarter 2014	2,054.90	1,924.79	2,004.05	1,965.32

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2013	1,894.06	1,879.46	1,885.13	1,884.06
November 2013	1,932.77	1,889.16	1,921.75	1,931.88
December 2013	1,948.48	1,921.22	1,932.96	1,926.83
January 2014	2,013.17	1,924.79	1,957.29	2,008.26
February 2014	2,054.90	2,021.10	2,038.49	2,054.90
March 2014	2,052.51	1,965.32	2,019.71	1,965.32

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares and ADSs as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold our preferred shares or ADSs as capital assets for U.S. federal income tax purposes. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our preferred shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a holder of our preferred shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds our preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our preferred shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our preferred shares or ADSs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the preferred shares or ADSs (including amounts withheld to reflect foreign withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day it is actually or constructively received by you, in the case of the preferred shares, or by the depositary, in the case of the ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. Moreover, we do not believe that dividends that we pay on our preferred shares that are not backed by ADSs will meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as U.S.-source ordinary income or loss.

Subject to certain conditions and limitations, foreign withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to holders of the preferred shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you (i) have held preferred shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or (ii) are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the preferred shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the preferred shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the preferred shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). We do not intend to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the preferred shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of preferred shares or ADSs in an amount equal to the difference between the amount realized for the preferred shares or ADSs and your tax basis in the preferred shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S.-source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of the preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Certain U.S. Holders are required to report information relating to preferred shares or ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold preferred shares or ADSs. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the preferred shares or ADSs.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our preferred shares or ADSs and the proceeds from the sale, exchange or redemption of our preferred shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Panama

The following is a discussion of the material Panamanian tax considerations to holders of our preferred shares or ADSs under Panamanian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This discussion, to the extent it states matters of Panamanian tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Icaza, González-Ruiz & Alemán, our Panamanian counsel.

General principles

Panama’s income tax regime is based on territoriality principles, which define taxable income only as that revenue which is generated from a source within the Republic of Panama, or for services rendered outside of Panama, but which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations which operate within its territory. Said taxation principles have governed the Panamanian fiscal regime for decades, and have been upheld through judicial and administrative precedent.

Taxation of dividends

Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law, and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign-sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Distributions made by a holding company which correspond to dividends paid by its subsidiary for which the dividend tax was paid, are not subject to any further withholding under Panamanian law. Therefore, distributions on our preferred shares or ADSs being offered would not be subject to withholding taxes to the extent that said distributions are attributable to dividends received from any of our subsidiaries.

Taxation of capital gains

If the preferred shares are issued by an entity that does not directly or indirectly receive Panama source income, Panamanian taxes on capital gains will not apply either to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares.

If the preferred shares are issued by an entity that directly or indirectly receives Panama source income, Panamanian taxes on capital gains will apply to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares, at a rate of 10 per cent on the capital gains realized, payable by a 5 per cent withholding on the purchase price by the purchaser, which can be considered as the final tax due. If the preferred shares issued by an entity that directly or indirectly receives Panama source income are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or to nationals of other countries.

Other Panamanian taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of our preferred shares or ADSs, whether such holder were Panamanian or a national of another country.

Colombia

The following is a summary of the material Colombian tax considerations to holders of ADSs under Colombian tax law, and is based upon the tax laws and regulations in force and effect as of the date hereof, which may be subject to change. This summary is not intended to be a comprehensive description of all Colombian tax considerations that may be relevant to a decision to purchase the ADSs. Prospective purchasers should consult their own tax advisors as to Colombian tax consequences of the purchase, ownership and sale of ADSs and or underlying preferred shares, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

1) Legal framework

Colombian and non-Colombian individuals considered residents(1) in the country are subject to income tax and capital gain tax in respect to both Colombian and non-Colombian source income. On the other hand, Colombian and non-Colombian individuals without residence in the country are subject to income tax and capital gain tax but only with respect to Colombian source income.

Colombian companies are subject to income tax in respect to both, Colombian and non-Colombian source income. Moreover, non-Colombian companies are subject to income tax and capital gain tax in the country but only with respect to Colombian source income.

Dividends will be deemed Colombian source income when distributed by a Colombian company. On the other hand, income from the sale of shares will be deemed Colombian source if the respective company is deemed Colombian.

2) Income tax on dividend income

Dividends distributed by non-Colombian companies such as Avianca Holdings SA are not deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the Depositary or any non-resident or non-Colombian company acting as shareholder, will not be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings SA.

In contrast, resident individuals and Colombian companies acting as shareholders will be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings SA.

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax plus the income tax for equality (CREE) in case the taxpayer is subject to this tax(2), as follows:

•	The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the income tax rate at which the profits that gave rise to the dividends were subject to;

•	When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the rate at which the profits that generated the dividends were subject to;

(1)	Individuals will be considered Colombian residents for tax purposes if any of the following conditions are met: (1) If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year; (2) If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, on account of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations; (3) National individuals who, during the fiscal year, meet the following conditions: (a) Whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia, (b) That 50% or more of their income is considered Colombian-source, (c) That 50% or more of their properties are administered in Colombia, (d) That 50% or more of their assets are possessed in Colombia, (e) That having been notified by the Tax Authority, did not offer proof of their tax residence abroad, or (f) That have their tax residence in a place considered by the Colombian Government as a tax haven. Individuals that according to this rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Authority by means of a tax residence certificate issued by the foreign Tax Authority.
(2)	As of year 2013, (i) companies, legal entities and entities assimilated to these, subject to income tax and liable to file income tax returns, and (ii) non-Colombian companies and entities subject to income tax and liable to file income tax returns in Colombia with respect to Colombian source income earned through branches or permanent establishments, are subject to a new tax called income tax for equality, at a rate of 9% until year 2015, and 8% as of year 2016, applied on the highest base between the ordinary net income (which value can be different than the ordinary net income determined for income tax purposes) and the presumptive net income.

•	To be able to apply the tax credit referred to in paragraph a), the taxpayer must have a direct participation in the capital of the company from which it receives dividends or equity interest (excluding the shares without voting rights).

In the case of paragraph b), the taxpayer must have an indirect participation in the capital of the subsidiary or subsidiaries (excluding the shares without voting rights). The direct and indirect participations must be registered as fixed assets for the taxpayer in Colombia and should have been owned for a period of not less than two years;

•	When the taxpayer receives taxable dividends –subject to tax in the country of origin- the tax credit will be increased by the amount of such tax;

•	In no case the tax credit referred to in this section may exceed the amount of the income tax plus the new income tax for equality (CREE), when applicable, generated by such dividends in Colombia;

•	To be able to claim the tax credit referred to in paragraphs a), b) and d), the taxpayer must prove the payment in each jurisdiction, providing tax payment certificates issued by the corresponding tax authorities or with other appropriate evidence;

•	The rules set forth here for tax credits related to dividends paid from abroad will apply to dividends or equity interest which are paid as of January 1st, 2013, regardless of the taxable period or financial year to which the profits that generated them correspond.

The income tax paid abroad may be used as a credit in the taxable year in which the payment is made or in any of the following four taxable years. In any case, the excess of tax credit to be claimed on any of the following four taxable periods is limited to the amount of the income tax, plus the CREE, generated in Colombia on the same income that gave rise to the tax credit, and cannot be combined with the excess of tax credits originated in other income taxed in Colombia in different taxable periods.

Notwithstanding the above, bear in mind that the amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

3) Income tax/capital gain tax on profit from the sale of ADRS or the underlying shares

Profits arising from the disposal of any kind of assets, which have made part of the fixed assets(3) of the taxpayer for a term of two years or more, are considered capital gains. In contrast, profits arising from the disposal of assets that made part of the taxpayer’s fixed assets for less than two years are not considered capital gains but net income.

The capital gain or the net income resulting from the sale of ADRs or shares is constituted by the difference between the transfer price and the cost of the asset sold. Please bear in mind that the transfer price is the market value made in cash or in kind. The market value is the one agreed by the parties, provided that does not differ

(3)	Fixed Assets are the movable or immovable tangible and intangible assets that are not sold in the ordinary course of business of the taxpayer.

considerably from the average market price for items of the same kind, at the date of disposal. It is understood that the value agreed by the parties differs considerably from the average, when it deviates by more than 25% of the prices established in trade for goods of the same kind and quality, at the date of disposal, taking into account the nature, condition and status of assets.

The capital gain tax rate applicable to resident individuals and Colombian companies is 10%. On the other hand, the income tax and the income tax for equality (CREE) rates applicable to Colombian companies are 25% and 9% respectively. Moreover, resident individuals are subject to income tax at marginal rates of 0%, 19%, 28% and 33%.

Profits from the transfer of shares listed in the Colombian stock exchange earned by the same beneficial owner, not exceeding 10% of the outstanding shares of the respective company for a taxable year, will not be subject to income tax or capital gain tax in Colombia.

Accordingly, income resulting from the sale of ADRs or shares in Avianca Holdings SA will not be deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the Depositary or any non-resident or non-Colombian company acting as investor or shareholder, will not be subject to income tax or capital gain tax in Colombia with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings SA.

In contrast, resident individuals and Colombian companies acting as investors or shareholders will be subject to income tax or capital gain tax, as the case may be, with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings SA. Even if the purchaser of the ADRs or the shares is a Colombian company, the seller will not be subject to tax withholdings in Colombia.

Resident individuals and Colombian companies subject to income tax or capital gain tax in Colombia, as the case may be, who earned non-Colombian source income subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax and capital gains tax in Colombia plus the income tax for equality in case the taxpayer is subject to such tax, provided that the tax credit does not exceed the amount of tax payable in Colombia for the same income.

The amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Given the nature of our business, we are exposed mainly to changes to the price of fuel, interest rates and foreign exchange.

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use heating oil options and futures agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2013 cost per gallon of fuel. Based on our 2013 fuel consumption, such an increase would result in an increase to our fuel expense of approximately $13.3 million in 2014, not taking into account our derivative contracts. At December 31, 2013, we had hedged approximately 37% of our projected 2014 fuel requirements.

The following table sets forth our fuel swaps and options at December 31, 2012 and December 31, 2013.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2012	At December 31, 2013	At December 31, 2012	At December 31, 2013	At December 31, 2012	At December 31, 2013
(in $ thousands)
Options	7,666.3	2,698.48	—	—	7,666.3	2,698.48
Swaps	921.2	12,868.27	—	—	921.2	12,868.27

Our fuel hedging strategy remained the same in 2012 and 2013 and any difference in the number of options and swaps is due to market price variations.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1% higher on average in 2014 than they were during 2013, our interest expense would increase by approximately $4 million, and the fair value of our debt would decrease by approximately $89.5 million. If interest rates are 10% lower on average in 2014 than they were in 2013, our interest income from cash equivalents would decrease by approximately $1.1 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2013.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2013, approximately 68.0% of our revenue and 64.2% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 24.5% of our revenues and 22.7% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the U.S. dollar against the Colombian peso could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $1.8 million. In addition, because we conduct business in local currencies in oter countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

2012 and 2013 Revenues and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2012	2013	2012	2013
U.S. Dollar	67.0%	68.0%	66.6%	64.2%
Colombian Peso	24.8%	24.5%	19.7%	22.7%
Euro	6.0%	4.3%	2.1%	2.6%
Other	2.2%	3.1%	11.6%	10.5%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

	•	The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	•	Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $.05 (or less) per ADSs per calendar year	•	Depositary services

• Registration or transfer fees	•	The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

• Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. During 2013, the Company received from the depositary such payments and reimbursements in a net amount of US$1,763,088.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosures controls and procedures

We carried out an evaluation under the supervision of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Juan Guillermo Serna as an “audit committee financial expert” within the meaning of this Item 16.A. Mr. Serna is independent under applicable SEC and NYSE listing standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management as well as to other employees. Our code is freely available online at our website, www.avianca.com/en, under the heading “Corporate Governance.” Information found on this website is not incorporated by reference into this document.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2013 and 2012. Ernst & Young has been our principal accountant during the fiscal years ended December 31, 2013 and 2012.

	2013	2012
	(in US$ thousands)
Audit Fees	3,668	2,947
Audit-Related Fees	—	10
Tax Fees	44	130
All Other Fees	—	—
Total	3,712	3,087

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

Audit-related fees include assistance reviewing responses of regulator’s inquiries in certain jurisdictions in 2012. There was approximately $10,000 in audit-related fees for 2012.

Tax Fees

Tax fees include tax advisory services, transfer pricing tax advisory and tax compliance provided by our principal accountant in 2013 and 2012. For 2013 and 2012, there were approximately $44,000 and $130,000, respectively, related to tax fees.

All Other Fees

There were no other fees for services provided by our principal accountant in 2013 and 2012.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2013 and 2012, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

As a foreign private issuer, we are subject to different corporate governance requirements than a U.S. company with shares listed on the NYSE under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards.

We are registered in the Colombian National Registry of Securities and Issuers, and therefore we are required to comply with Colombian corporate governance practices for Colombian registered companies. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee composed of the three independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that the board of directors must be composed of eleven directors, and that the majority of such full-time directors must be independent, provided that an additional independent director may be appointed (i) if required by applicable laws, or (ii) if the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of three members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

NYSE Standards	Our Corporate Governance Practices

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We have a Human Talent and Compensation Committee (Comité de Talento Humano y Compensación). See “Committees of the Board of Directors—Description of Other Committees—Human Talent and Compensation Committee.” However, this committee is not composed entirely of independent directors.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1*	English translation of Certificate of Incorporation.

1.2	English translation of Pacto Social, as amended.

2.1*	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2*	English Translation of Commercial Pledge Contract, dated September 6, 2012, among Citibank, N.A., Citibank, N.A., Sucursal Panama and Synergy Aerospace Corp.

2.3*	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.4*	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

3.1*	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1*	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.1*	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2*	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2*	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1*	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2*	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3*	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4*	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4†*	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1†*	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2†*	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.3†*	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4†*	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5†*	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6†*	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7†*	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.8†*	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9†*	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10†*	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11†*	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12†*	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13†*	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14†*	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.15†*	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16†*	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17†*	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18†*	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19†*	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20†*	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21†*	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.22†*	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23†*	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24†*	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.25†*	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26†*	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27†*	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.5†*	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1†*	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2†*	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3†*	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4†*	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5†*	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6†*	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7†*	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.8†*	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9†*	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10†*	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11†*	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12†*	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.13†*	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6†*	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1†*	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

4.7†*	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1†*	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.8†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.10†*	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1†*	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company

4.10.2†*	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.3†*	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4†*	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.11†*	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12†*	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1†*	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2†*	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3†*	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4†*	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13†*	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.14†*	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1†*	Amendment No. 1 to General Terms Agreement.

4.15†*	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16†*	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17†*	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.18†*	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19†*	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20†*	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1†*	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2†*	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21†*	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22†	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1†	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Gerardo Grajales
Name: Gerardo Grajales
Title: Chief Financial Officer

Dated: April 30, 2014

AVIANCA HOLDINGS, S.A.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2013 and 2012 and

for each of the years in the three-year period ended

December 31, 2013

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avianca Holdings S.A. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Ernst & Young Audit S.A.S.

Bogota, Colombia

April 30, 2014

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2013	As of December 31, 2012
Assets
Current assets:
Cash and cash equivalents	7	$735,577	$402,997
Restricted cash	7	23,538	6,547
Available-for-sale securities		—	19,460
Accounts receivable, net of provision for doubtful accounts	8	276,963	202,962
Accounts receivable from related parties	9	26,425	29,427
Expendable spare parts and supplies, net of provision for obsolescence	10	53,158	48,796
Prepaid expenses	11	46,745	54,512
Assets held for sale	12	7,448	9,832
Deposits and other assets	13	125,334	105,028

Total current assets		1,295,188	879,561
Non-current assets:
Available-for-sale securities		14,878	13,165
Deposits and other assets	13	189,176	221,558
Accounts receivable, net of provision for doubtful accounts	8	32,441	64,540
Accounts receivable from related parties	9	—	24,001
Intangible assets	15	363,103	344,908
Deferred tax assets	30	50,893	73,644
Property and equipment, net	14	3,233,358	2,699,546

Total non-current assets		3,883,849	3,441,362

Total assets		$5,179,037	$4,320,923

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of December 31, 2013	As of December 31, 2012
Liabilities and equity
Current liabilities:
Current portion of long-term debt	17	$314,165	$282,145
Accounts payable	18	509,129	488,568
Accounts payable to related parties	9	7,553	7,309
Accrued expenses	19	134,938	181,802
Provisions for legal claims	31	14,984	7,903
Provisions for return conditions	20	33,033	7,598
Employee benefits	21	52,392	57,241
Air traffic liability	22	564,605	468,789
Other liabilities		27,432	29,470

Total current liabilities		1,658,231	1,530,825
Non-current liabilities:
Long-term debt	17	1,951,330	1,572,299
Accounts payable	18	2,735	3,041
Provisions for return conditions	20	56,065	59,297
Employee benefits	21	276,284	400,831
Deferred tax liabilities	30	7,940	2,528
Other liabilities non-current		11,706	—

Total non-current liabilities		2,306,060	2,037,996

Total liabilities		3,964,291	3,568,821

Equity:	24
Common stock		83,225	92,675
Preferred stock		41,398	19,473
Additional paid-in capital on common stock		236,342	263,178
Additional paid-in capital on preferred stock		467,498	270,061
Retained earnings		351,102	68,153
Revaluation and other reserves		28,857	25,418

Total equity attributable to the Company		1,208,422	738,958
Non-controlling interest		6,324	13,144

Total equity		1,214,746	752,102

Total liabilities and equity		$5,179,037	$4,320,923

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
Operating revenue:
Passenger	25	$3,862,397	$3,550,559	$3,182,953
Cargo and other	25	747,207	719,097	611,475

Total operating revenue		4,609,604	4,269,656	3,794,428

Operating expenses:
Flight operations		82,872	84,774	79,934
Aircraft fuel		1,325,763	1,305,396	1,123,547
Ground operations		343,812	321,552	279,607
Aircraft rentals		273,643	255,566	214,861
Passenger services		143,512	132,823	115,049
Maintenance and repairs		188,659	222,705	228,280
Air traffic		180,140	169,650	177,407
Sales and marketing		584,468	522,645	500,822
General, administrative and other		257,273	206,666	184,700
Salaries, wages and benefits		674,951	644,901	561,331
Depreciation, amortization, and impairment	14,15	169,580	122,080	126,507

Total operating expenses		4,224,673	3,988,758	3,592,045

Operating profit		384,931	280,898	202,383

Interest expense		(113,330)	(122,112)	(90,778)
Interest income		11,565	25,006	33,649
Derivative instruments		(11,402)	(24,042)	(3,164)
Foreign exchange		23,517	(56,788)	1,600

Profit before income tax		295,281	102,962	143,690

Income tax expense - current	30	(40,296)	(49,884)	(31,881)
Income tax expense - deferred	30	(6,164)	(14,821)	(11,933)

Total income tax expense		(46,460)	(64,705)	(43,814)

Net profit for the year		$248,821	$38,257	$99,876

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
Net profit for the year		$248,821	$38,257	$99,876
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property	24	3,439	(1,641)	1,549
Actuarial gains (losses)	24	66,277	(55,012)	(34,702)
Income tax	30	(14,525)	10,701	7,434

		55,191	(45,952)	(25,719)
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	24	10,654	3,697	—
Net change in fair value of available for-sale securities	24	2,028	3,775	3,970
Income tax	30	(1,852)	(726)	(738)

		10,830	6,746	3,232

Other comprehensive income (loss), net of income tax		66,021	(39,206)	(22,487)

Total comprehensive income (loss) net of income tax		$314,842	$(949)	$77,389

Profit (loss) attributable to:
Equity holders of the parent		$257,493	$35,141	$98,886
Non-controlling interest		(8,672)	3,116	990

Net profit		$248,821	$38,257	$99,876

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$323,514	$(4,065)	$76,399
Non-controlling interest		(8,672)	3,116	990

Total comprehensive income (loss)		$314,842	$(949)	$77,389

Basic and diluted earnings per share	16
Common stock		$0.27	$0.04	$0.11
Preferred stock		$0.27	$0.04	$0.11

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance at January 1, 2011		801,307,920	$100,163	—	$—	$284,444	$—	$25,510	$21,317	$431,434	$11,926	$443,360

Net profit		—	—	—	—	—	—	—	98,886	98,886	990	99,876
Other comprehensive income for the period	24	—	—	—	—	—	—	1,549	(24,036)	(22,487)	—	(22,487)
Issue of preferred stock	24	—	—	100,000,000	12,500	—	257,846	—	—	270,346	—	270,346
Conversion of common stock to preferred stock	24	(59,907,920)	(7,488)	59,907,920	7,488	(21,266)	21,266	—	—	—	—	—

Balance at December 31, 2011		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095

Net profit		—	—	—	—	—	—	—	35,141	35,141	3,116	38,257
Other comprehensive income for the period	24	—	—	—	—	—	—	(1,641)	(37,565)	(39,206)	—	(39,206)
Dividends paid	24	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)
Purchase of treasury stock	24	—	—	(4,123,491)	(515)	—	(9,051)	—	—	(9,566)	—	(9,566)
Other		—	—	—	—	—	—	—	—	—	(2,888)	(2,888)

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102
Net profit		—	—	—	—	—	—	—	257,493	257,493	(8,672)	248,821
Other comprehensive income for the period	24	—	—	—	—	—	—	3,439	62,582	66,021	—	66,021
Dividends paid	24							—	(36,921)	(36,921)	—	(36,921)
Purchase of treasury stock	24	—	—	(197,141)	(25)	—	(452)	—	—	(477)	—	(477)
Preferred Stock Issuance		—	—	100,000,000	12,500		171,053	—	—	183,553	—	183,553
Conversion of common stock to preferred stock		(75,599,997)	(9,450)	75,599,997	9,450	(26,836)	26,836	—	—	—	—	—
Other		—	—	—	—	—	—	—	(205)	(205)	1,852	1,647

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net profit for the year	$248,821	$38,257	$99,876
Adjustments for:
Depreciation, amortization and impairment	169,580	122,080	126,507
Share-based payment expense	(355)	4,032	—
Loss (gain) on disposal of assets	(2,555)	(18,383)	(8,832)
Fair value adjustment of financial instruments	9,688	24,042	3,164
Interest income	(11,565)	(25,006)	(33,649)
Interest expense	113,330	122,112	90,778
Deferred tax	6,164	14,821	11,933
Current tax	40,296	49,884	31,881
Currency translation adjustment	(23,517)	(25,959)	3,932
Changes in:
Accounts receivable	(43,769)	(40,647)	(78,939)
Expendable spare parts and supplies	(4,362)	(11,003)	2,845
Prepaid expenses	6,592	(2,909)	(8,270)
Deposits and other assets	(11,543)	62,658	(15,313)
Accounts payable and accrued expenses	(23,801)	(10,796)	82,685
Air traffic liability	95,820	51,042	27,787
Provision for return conditions	22,203	(1,884)	30,033
Employee benefits	(25,207)	54,648	(16,506)
Income tax paid	(21,178)	(15,763)	(19,600)

Net cash provided by operating activities	544,642	391,226	330,312
Cash flows from investing activities:
Available-for-sale securities	19,460	(2,573)	1,571
Restricted cash	(16,991)	(4,732)	5,938
Interest received	10,070	21,872	18,061
Advance payments on aircraft purchase contracts	(320,289)	(161,337)	(133,157)
Acquisition of property and equipment	(264,700)	(370,479)	(209,817)
Investment in (Redemption of) certificates of bank deposits	29,619	154,930	(103,756)
Acquisition of intangible assets	(26,728)	(15,769)	(11,986)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2013	2012	2011
Proceeds from sale of property and equipment	$83,938	$74,037	$57,950
Proceeds from sale of investments	2,362	3,246	4,017

Net cash (used in) investing activities	(483,259)	(300,805)	(371,179)
Cash flows from financing activities:
Proceeds from loans and borrowings	238,639	465,074	229,943
Proceeds from issuance of bonds	298,626	—	—
Repayments of loans and borrowings	(292,640)	(285,754)	(331,425)
Payments of financial lease liabilities	(4,410)	(9,785)	(26,054)
Dividends paid	(36,921)	(25,590)	—
Purchase of treasury stock	(477)	(9,566)	—
Issuance of preferred stock	183,553	—	270,346
Other	1,647	(7,741)	—
Interest paid	(98,723)	(109,894)	(85,809)

Net cash provided by financing activities	289,294	16,744	57,001
Net increase in cash and cash equivalents	350,677	107,165	16,134
Net foreign exchange difference	(18,097)	7,106	(1,579)
Cash and cash equivalents at beginning of year	402,997	288,726	274,171

Cash and cash equivalents at end of year	$735,577	$402,997	$288,726

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings, S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A and thereafter on March 3, 2011 the company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings, S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH:US.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Aerosur, Air Canada, Ocean Air Linhas Aereas, S.A., Delta Airlines, Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines and US Airways. Avianca and Taca International are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2013, Avianca Holdings, S.A. has a fleet of 171 aircraft consisting of:

Aircraft	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10
Airbus A-319	14	17	31
Airbus A-320	31	25	56
Airbus A-321	1	4	5
Airbus A-330	1	9	10
Airbus A330F	4	—	4
ATR-42	6	5	11
ATR-72	4	—	4
Boeing 767F	2	1	3
Cessna Grand Caravan	10	—	10
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	10	—	10

	98	73	171

(2)	Basis of preparation

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The draft Consolidated Financial Statements were approved by the Board of Directors on April 28, 2014. Management, with the authorization from the Board of Directors, approved for final issue the Consolidated Financial Statements on April 30, 2014.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c)	Functional and presentation currency

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 73 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, the management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third-party financing. This relates to 31 aircraft from the ATR72, A320 and A330 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•

The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine fair value as of December 31, 2013 and 2012. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings, S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2013	2012
Aerolíneas Galápagos Aerogal, S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano, S.A.	Colombia	99.98%	99.98%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.37%
Nicaragüense de Aviación, S.A.	Nicaragua	99.61%	99.61%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo S.A.S.	Colombia	100%	100%
Trans American Airlines, S.A.	Peru	100%	100%
Aerotaxis La Costeña, S.A.	Nicaragua	68.08%	51%
Isleña de Inversiones, S.A. de C.V.	Honduras	100%	100%
Servicios Aéreos Nacionales, S.A.	Costa Rica	100%	100%
Aerospace Investments, Limited	Bahamas	100%	100%
Aviation Leasing Services (ALS), Inc.	Panama	100%	100%
Aviation Leasing Services, Investments (ALS), S.A.	Panama	100%	100%
AVSA Properties II, Inc.	Panama	100%	100%
AVSA Properties, Inc.	Panama	100%	100%
Intercontinental Equipment Corp.	Bahamas	100%	100%
Little Plane Five, Limited	Bahamas	Dissolved	100%
Little Plane, Limited	Bahamas	100%	100%
Little Plane Six, Limited	Bahamas	100%	100%
Little Plane Two, Limited	Bahamas	100%	100%
Southern Equipment Corp.	Bahamas	100%	100%

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2013	2012
Turboprop Leasing Company, Limited	Bahamas	68%	68%
Technical & Training Services, S.A. de C.V.	El Salvador	99%	99%
Grupo Taca Holdings, Limited	Bahamas	100%	100%
Ronair N.V.	CuraVao	100%	100%
Avianca Inc.	USA	100%	100%
LifeMiles Corp.	Panama	100%	100%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Getcom International Investments, SL	Spain	50%	—
Avianca Leasing, LLC	USA	0%	—
Turbo Aviation Two, Limited	Ireland	0%	—

On April 19, 2013, Avianca Leasing, LLC was incorporated in the State of Delaware, United States. On May 10, 2013, Avianca Holdings, S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Therefore, the Company determines it has control over Avianca Leasing, LLC after assessing the Company’s ability to direct the relevant activities of Avianca Leasing, LLC, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the Avianca Leasing, LLC’s returns and so has consolidated the entity in accordance with IFRS 10.

On October 31, 2013, Turbo Aviation Two Limited was incorporated as a private limited company under the laws of the Republic of Ireland. Turbo Aviation Two, Limited is a finance vehicle which will be used to acquire ATR72 aircraft for operation by Avianca Holdings, S.A.’s subsidiaries. Turbo Aviation Two, limited is consolidated in the Consolidated Financial Statements in accordance with IFRS 10. The Company determines it has control over Turbo Aviation Two, Limited after assessing the Company’s ability to direct the relevant activities of Turbo Aviation Two, Limited, its exposure and rights to variable returns, and its ability to use its power to affect the amount of Turbo Aviation Two, Limited’s returns.

In addition, the Consolidated Financial Statements also include 43 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. The Company determines it has control over these special purpose entities after assessing the Company’s ability to direct their relevant activities, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the special purpose entities’ returns.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(d)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non-controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts.

Goodwill is initially measured as excess of the aggregate of the consideration transferred to the seller for the acquire, including the amount recognized for non-controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(e)	Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenue from passenger and cargo transportation as earned when the service is rendered.

The Company is required to charge and collect certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles earned can be exchanged for flights or other products or services from alliance partners.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 22) until redemption. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences.

(f)	Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position.

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(g)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax is recognized for all taxable temporary differences, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under-construction assets. When under-construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight-line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Due to higher usage of the Airbus A320 family aircraft, the Company reviewed its estimated useful life and residual value of the fleet adjusting such estimates from 30 to 25 years and from 15% to 20%, respectively. In accordance with IAS 8, changes in estimates are applied prospectively. As of December 31, 2013, the effect of this change in estimates amounted to $7,706.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:

Short and medium-haul aircraft	25-30
Long-haul aircraft	30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20
Administrative buildings	50
Vehicles	4 – 10
Machinery and equipment	4 – 10

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. An annual transfer from the asset revaluation reserve to retained earnings is made for the difference between depreciation based on the revalued carrying amount of the asset and depreciation based on the asset’s original cost. Additionally, accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the income statement.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight-line basis over the lease term.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

During the years ended December 31, 2013 and 2012, the Company recognized a net gain of $3,694 and $6,568 related to sale-and-leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale transactions resulted in operating leasebacks.

(j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. As of December 31, 2013 and 2012, the Company capitalized borrowing costs amounting of $12,171 and $3,466 respectively.

(k)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight line basis over its useful life, with a maximum of three years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with, routes and trademark rights are based on management’s assumptions of estimated future economic benefits. These intangible assets are amortized over their useful lives of between two and thirteen years.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(iii)	Contract-based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(l)	Financial instruments – initial recognition and subsequent measurement

(i).	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held-to-maturity investments, (d) available-for-sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any held-to-maturity financial assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii).	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that could be required to be repaid.

(iii).	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at measure all financial liabilities at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(iv).	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v).	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29.

(m)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

(n)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost or net realizable value. Net realizable value is the estimated selling price, less selling expenses. Supplies are charged to the Consolidated Statement of Comprehensive Income when used.

(o)	Impairment of non-financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which is pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(p)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

For the purpose of the Consolidated Statement Cash Flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts, if any.

(q)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. Certain maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Statement are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(r)	Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircrafts and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

(t)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (2011), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation; and

•	interest income on plan assets.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally the company offers the following employee benefits:

(i).	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii).	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(u)	Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Plan”) whereby eligible participants receive cash payments if certain market and non-market vesting conditions are met. The Company accounts for the Share Plan as a cash-settled share based payment in accordance with the provisions of IFRS 2 “Share-based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull-Wakeman pricing model.

(v)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(w)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

The Company applied, for the first time, certain standards and amendments including IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 1 Presentation of Financial Statements. Several other amendments apply for the first time in 2013. However, they do not impact the Consolidated Financial Statements of the Company or the Interim Condensed Consolidated Financial Statements of the Company. The nature and the impacts of each new standards and amendments are described below:

IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impacts presentation and has had no impact on the Company’s financial position or result of operations.

IAS 1 Clarification of the requirement for comparative information (Amendment)

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments clarify that the opening Consolidated Statement of Financial Position, presented as a result of retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on the Company’s financial position or performance since the Company does not have retrospective restatements or reclassifications of items in the Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The adoption of IFRS 7 had no material impact on the Company´s financial statements, additional disclosures are provided in Note 28.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 had no significant impact on the Company’s financial position and results of operations.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on the Company’s position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. The requirements in IFRS 12 are more comprehensive than the previously existing disclosure requirements for subsidiaries. For example, where a subsidiary is controlled with less than a majority of voting rights. While the Company has subsidiaries with material non-controlling interests, there are no unconsolidated structured entities. IFRS 12 disclosures are provided in Note 3a.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on the Company’s financial position or results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A (j), thereby affecting the interim condensed consolidated financial statements period. The Company provides these disclosures in Note 29.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The Company has not recognized or reversed impairment loss as of December 31, 2013. Accordingly, these amendments will be considered for future disclosures but has no impact on the Company’s financial position or results of operations.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9.Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of the Company’s financial liabilities. The Company will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after 1 January 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after 1 January 2014. These amendments are not expected to be relevant to the Company.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The Company does not expect that IFRIC 21 will have material financial impact in future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after 1 January 2014. The Company has not novated any derivatives in the periods presented but will consider this relief in the event of any future novations.

(5)	Segment information

The Company has determined that it has a single operating segment: air transportation.

The Company’s revenues by geographic area for the years ended December 31, 2013, 2012 and 2011 are as follows:

	December 31,
	2013	2012	2011
North America	$650,374	$596,783	$574,478
Central America and the Caribbean	619,851	613,942	601,549
Colombia	1,841,984	1,765,642	1,510,916
South America (ex-Colombia)	1,167,728	1,075,801	915,350
Other	329,667	217,488	192,135

Total operating revenue	$4,609,604	$4,269,656	$3,794,428

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(6)	Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established mechanisms for developing and monitoring the Company’s risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was as follows:

	Notes	December 31, 2013	December 31, 2012

Available-for-sale securities		$14,878	$32,625
Accounts receivable, net of provision for doubtful accounts	8	309,404	267,502
Cash and cash equivalents	7	735,577	402,997
Current restricted cash	7	23,538	6,547
Non - current restricted cash	13	42,951	47,406
Fair value of derivative instruments – assets	13	16,598	10,085

Total		$1,142,946	$767,162

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(c)	Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivable are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo-related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web-enabled e-billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2013

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short-term borrowings	$38,169	$38,613	$38,613	$—	$—	$—	$—
Long-term debt	1,663,827	1,909,313	284,713	269,263	234,563	213,430	907,344
Bonds	558,120	793,450	84,250	83,597	80,316	81,752	463,535
Finance lease liabilities	5,379	6,363	5,775	588	—	—	—

Total debt	2,265,495	2,747,739	413,351	353,448	314,879	295,182	1,370,879
Accounts payable	511,864	511,864	509,129	156	759	910	910

Contractual maturities	$2,777,359	$3,259,603	$922,480	$353,604	$315,638	$296,092	$1,371,789

As of December 31, 2012

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short-term borrowings	$45,021	$45,413	$45,413	$—	$—	$—	$—
Long-term debt	1,516,869	1,740,321	239,545	251,619	232,054	187,164	829,939
Bonds	282,769	399,132	26,332	67,843	66,558	62,470	175,929
Finance lease liabilities	9,785	13,262	6,899	5,775	588	—	—

Total debt	1,854,444	2,198,128	318,189	325,237	299,200	249,634	1,005,868
Accounts payable	491,609	491,609	488,568	159	848	1,017	1,017

Contractual maturities	$2,346,053	$2,689,737	$806,757	$325,396	$300,048	$250,651	$1,006,885

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

As of December 31, 2013 and 2012, an average increase 1% in interest rates on long-term debt would be expected to decrease the Company’s income by $4,597 and $5,822 respectively.

Interest rates for interest-bearing financial obligations are as follows:

	December 31, 2013
	Weighted average interest rate	Total

Short-term borrowings	2.66%	$38,169
Long-term debt and financial leases	3.25%	1,669,206
Bonds- Colombia	8.10%	259,494
Bonds- Luxembourg	8.38%	298,626

Total		$2,265,495

	December 31, 2012
	Weighted average interest rate	Total

Short-term borrowings	3.31%	$45,021
Long-term debt and financial leases	3.26%	1,526,654
Bonds- Colombia	9.25%	282,769

Total		$1,854,444

(e)	Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity-price and interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Commodity risk

The Company maintains a commodity-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $13,258 (2012: $13,127 and 2011: $11,235). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2012 and 2011.

(g)	Foreign currency risk

Foreign currency risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company. Assets and liabilities in foreign currency are converted with the exchange rates at the end of the period, except for non-monetary assets and liabilities that are converted at the equivalent cost of the US dollar at the acquisition date and maintain at the historical rate. The results of operations are converted with the average exchange rates that were in place during the period.

The functional currency used by the Company is the US dollar in terms of setting prices for its services. The Company sells most of its services in prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to the US dollar, particularly fuel costs, maintenance costs, aircraft leases, aircraft lease payments, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger fares in US dollars. Even though sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Due to exchange controls in Venezuela, the Company often experiences additional delays converting cash generated from its local operations in Venezuela. The Company has a significant cash balance in Bolivares, which currency is subject to Venezuelan exchange controls. In Venezuela, effective 2003, the authorities determined that all remittances abroad had to be approved by the Commission for the Administration of Currency Exchange (“CADIVI”). Despite having availability of Bolivares in Venezuela, we have certain restrictions that limit us from freely remitting such funds outside of Venezuela. As of December 31, 2013 and 2012, the total amount of funds requested and pending to be authorized was $296,570 and $103,019, respectively.

We submit monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by our Venezuelan branch. Since September 2013, we have not been able to obtain approval for remittances in US dollars of funds held as local currency cash deposits in Venezuela. Despite our efforts to negotiate with the government, we believe it is uncertain if we will be able to repatriate any of the funds through the requests we have filed. It could take a considerable amount of time before we obtain approvals for US dollar remittances abroad. A summary of our monetary assets holdings in Venezuela is shown below, together with remittance status:

	December 31, 2013
	Bolivares		Rate	US$
2012 submitted but remittance pending	VEF	83,446	4.3	$19,406
2013 submitted but remittance pending		1,746,132	6.3	277,164
December 2013 – not yet submitted		82,264	6.3	13,058
Other amounts		102,478	6.3	16,266

Total	VEF	2,014,320		$325,894	(1)

(1)	Includes cash and cash equivalents and available-for-sale securities.

Our ability to remit the outstanding funds outside Venezuela depends on the country’s availability of US Dollars. In recent negotiations, the Venezuelan government has suggested the possibility of converting our local currency cash balances into fuel or government bonds rather than US dollars, however no concrete solution has been proposed to the Company. For this reason, we also believe there is uncertainty regarding the means of payment that the government will use to approve remittances abroad of local cash balances. To reduce its exposure to losses, the Company has substantially reduced capacity to serve this market and has taken other actions to restrict the sale of tickets in Venezuela.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As at December 31, 2013, remittances were outstanding for December 2012 and for January to November 2013. These remittances have not yet been approved; however, as per Providencia No. 6,122 from January 23, 2014, the CADIVI exchange rate at the date the request was submitted (US$1: VEF4.3 for 2012 and US$1: VEF6.3 for 2013) will continue to be used on eventual remittance in US dollars. Since that time, the Venezuelan government has issued a series of statements with respect to the various exchange rates that might be applicable to future cash remittances. On March 10, 2014, a regulation issued by the Venezuelan government stated that the exchange rate applicable for remittances abroad requested during 2012 would no longer be approved at the CADIVI rate of US$1: VEF4.3 which was the official rate at the time of the request. Such requests shall be approved at the rate of US$1: VEF6.3. At December 31, 2013, amounts requested during 2012 have been translated into US Dollars using the CADIVI rate of US$1: VEF4.3. If such amounts were converted at the rate of US$1: VEF6.3, the Company would incur an exchange loss of $6,161.

We submitted our request for the remittance of December 2013 cash in January 2014. While this amount has been translated into US dollars using the CADIVI rate at December 31, 2013, announcements from the Venezuelan authorities in January 2014 indicated that this amount as well as future amounts shall be remitted at the rate from the Ancillary Foreign Currency Administration System (“SICAD”) auction process. The most recent SICAD auction process from April 7, 2014, resulted in an exchange rate of US$1:VEF10.0, which would result in an exchange loss of $4,831 including all cash of December 31, 2013 submitted in January 2014. In addition, we note that the exchange rate at the SICAD auction process may fluctuate over time. On March 31, 2014, the Company received the approval for remittance of $5,324 at a rate of US$1: VEF10.7 from these requests.

Other amounts relate to cash balances which have accumulated in Venezuela for VEF102,478 which have not been approved for remittance by the authorities as they relate to revenues other than passenger airfares. In March 10, 2014, the Venezuelan government has issued a statement with respect to the exchange rates that might be applicable to these amounts, including a rate from an alternative market known as SICAD II. These amounts has been translated into US dollars using the CADIVI rate at December 31, 2013; however, if such amounts were converted at the rate from the SICAD II auction process from April 15, 2014, which resulted in an exchange rate of US$1:VEF49.2, the Company would incur an exchange loss of $14,184. The exchange rate at the SICAD II auction process may fluctuate over time.

We continue to maintain close dialogue with the Venezuelan authorities regarding the timing of the remittances of these cash balances. See Note 34, Subsequent events for further details on the 2014 developments in the Venezuelan exchange system.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the Management of the Company based on its risk management policy was as follows:

	December 31, 2013
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$293,040	$93,104	$311,016	$15,016	$8,292	$15,109	$735,577
Available for sale securities	—	—	14,878	—	—	—	14,878
Accounts receivable, net of provision for doubtful accounts	85,330	77,816	9,657	6,750	32,914	96,937	309,404
Secured debt and bonds	(1,519,912)	(276,827)	—	—	—	(28,685)	(1,825,424)
Unsecured debt	(434,654)	(5,417)	—	—	—	—	(440,071)
Accounts payable	(239,966)	(182,424)	(13,440)	(9,377)	(7,003)	(59,654)	(511,864)

Net financial position exposure	$(1,816,162)	$(293,748)	$322,111	$12,389	$34,203	$23,707	$(1,717,500)

	December 31, 2012
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$186,364	$73,604	$125,649	$3,504	$3,930	$9,946	$402,997
Available for sale securities	—	—	32,625	—	—	—	32,625
Accounts receivable, net of provision for doubtful accounts	99,600	111,778	5,025	7,076	24,023	20,000	267,502
Secured debt and bonds	(1,450,185)	(311,198)	—	—	—	(29,630)	(1,791,013)
Unsecured debt	(63,431)	—	—	—		—	(63,431)
Accounts payable	(337,111)	(80,764)	(16,527)	(8,655)	(6,677)	(41,875)	(491,609)

Net financial position exposure	$(1,564,763)	$(206,580)	$146,772	$1,925	$21,276	$(41,559)	$(1,642,929)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

A change in 1% in the exchange rate from Colombian Pesos to US Dollars would have increased/decreased profit or loss for the year by $2,915 (2012: $2,066). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the spot exchange rate on the Colombian Peso to the US Dollar which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

(h)	Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was:

Carrying amount – asset/(liability)	December 31, 2013	December 31, 2012

Fixed rate instruments
Financial assets	$203,332	$63,969
Financial liabilities	(1,584,127)	(999,563)
Interest rate swaps	(7,698)	(27,848)

Total	$(1,388,493)	$(963,442)

Floating rate instruments
Financial assets	103,020	393,076
Financial liabilities	(681,368)	(854,881)

Total	$(578,348)	$(461,805)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2013, the interest rates vary from 0.00% to 9.86% (December 31, 2012: 2.10% to 9.00%) and the main floating rate are linked to LIBOR plus a spread according to the terms of each contract.

Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long-term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt-to-capital ratio. Debt is calculated as Net Debt, which consists of total borrowings (including current and non-current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

Following is summarized the debt-to-capital ratio of the Company:

	December 31, 2013	December 31, 2012
Debt	$2,265,495	$1,854,444
Less: cash and cash equivalents and restricted cash	(759,115)	(409,544)

Total net debt	1,506,380	1,444,900
Total Equity attributable to the Company	1,208,422	738,958

Total Capital	$2,714,802	$2,183,858

Net debt-to capital ratio	55%	66%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Cash on hand and bank deposits	$696,113	$334,621
Demand and term deposits	39,464	68,376

Cash and cash equivalents	735,577	402,997
Restricted cash	23,538	6,547

Cash and cash equivalents and restricted cash	$759,115	$409,544

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013 and 2012 cash equivalents amounted to $39,464 and $68,376, respectively. The use of the term deposits depends on the cash requirements of the Company and such deposits bear annual interest rates ranging between 0.7% and 8.31% as of December 31, 2013, and between 0.07% and 6.60% as of December 31, 2012.

As of December 31, 2013 and 2012 the cash or bank balance with carrying amount of $23,538 and $6,547, respectively, has been pledged as collateral for certain current borrowings. In the event the Company defaults under the loan agreement, the bank has the right to receive the cash balance.

(8)	Accounts Receivables, net of provision for doubtful accounts

Receivables as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Trade	$216,160	$179,825
Indirect tax credits	65,360	54,505
Manufacturer credits	7,193	18,454
Employee advances (1)	7,218	6,537
Other	27,582	21,463

	$323,513	$280,784
Less provision for doubtful accounts	(14,109)	(13,282)

Total	$309,404	$267,502

Net current	$276,963	$202,962
Net non-current	32,441	64,540

Total	$309,404	$267,502

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2013	December 31, 2012

Balance at beginning of year	$13,282	$10,707
Bad debt expense	7,119	10,000
Write-offs against the allowance	(6,292)	(7,425)

Balance at end of year	$14,109	$13,282

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period that were not impaired was as follows.

	December 31, 2013	December 31, 2012

Neither past due nor impaired	$228,269	$219,058
Past due 1–30 days	62,355	30,953
Past due 31–90 days	17,150	4,401
Past due 91 days	15,739	26,372

Total	$323,513	$280,784
Provision for doubtful accounts	(14,109)	(13,282)

Net accounts receivable	$309,404	$267,502

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2013 and 2012:

		December 31, 2013				December 31, 2012
Company	Country	Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
Synergy Group Corp. (1)	Panama	$24,057	$1,262	$1,331	$—	$46,490	$—	$3,664	$—
Oceanair Linhas Aereas, S.A.	Brazil	1,494	1,618	10,614	5,235	6,255	1,654	19,411	2,138
Corp Hotelera Internac., S.A.	El Salvador	—	181	—	352	—	—	—	—
Empresariales S.A.S.	Colombia	1	1,486	7	11,951	—	1,818	12	12,952
Aeroman, S.A.	El Salvador	229	574	7	2,684	—	858	40	6,836
Transportadora del Meta S.A.S.	Colombia	24	1,946	3	10,457	—	1,548	26	10,874
Other		620	486	74	1,964	683	1,431	45	656

Subtotal		$26,425	$7,553	$12,036	$32,643	$53,428	$7,309	$23,198	$33,456

		Receivables	Payables			Receivables	Payables
Short-term		$26,425	$7,553			$29,427	$7,309
Long-term		—	—			24,001	—

Total balance with related parties		$26,425	$7,553			$53,428	$7,309

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings, S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Group Corp. (1)	Avianca, S.A. and Synergy Group Corp. (“Synergy”) signed a novation of the receivables from Oceanair Linhas Aereas, S.A. (“Oceanair”) whereby Synergy would be the new debtor.

Oceanair Linhas Aereas, S.A.	The Company provides to and receives from Oceanair Linheas Aereas, S.A., logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with Oceanair for the use of the former Avianca trademark in Brazil. Additionally, the Company leases aircraft to Oceanair Linheas Aereas, S.A.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeroman, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional. S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

(1)	On December 2011, an agreement was signed with Synergy for the past due balance of the receivable. The renegotiated accounts receivable generated interest based on 3 month Libor plus 550 basis points. The following is the payment schedule:

Year	December 31, 2013	December 31, 2012
2013	$—	$15,866
2014	22,644	22,998

Total	$22,644	$38,864

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2013, 2012, and 2011 comprised the following:

	December 31, 2013	December 31, 2012	December 31, 2011

Personnel expenses	$31,425	$24,882	$25,285
Other	31	377	397

Total	$31,456	$25,259	$25,682

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2013 and 2012, are as follows:

	December 31, 2013	December 31, 2012

Expendable spare parts	$45,160	$47,129
Supplies	7,998	1,667

Total	$53,158	$48,796

For the years ended December 31, 2013 and 2012 expendable spare parts and supplies in the amount of $48,774 and $34,711, respectively, were recognized as maintenance expense.

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2013 and 2012 prepaid balances were as follows:

	December 31, 2013	December 31, 2012

Prepaid commissions	$13,476	$12,149
Advance payments on operating aircraft leases	12,219	11,511
Premiums for insurance policies	2,236	8,892
Other	18,814	21,960

Total	$46,745	$54,512

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2013 and 2012 the assets held for sale were as follows:

	December 31, 2013	December 31, 2012
Aircraft and flight equipment	$1,256	$—
Land and buildings	5,547	2,512
Machinery and other equipment	645	7,320

Total	$7,448	$9,832

(13)	Deposits and other assets

Deposits and other assets as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Short term:
Deposits with lessors	$59,434	$14,033
Certificates of bank deposits	44,326	73,945
Margin call deposits	4,976	6,231
Others	—	734

Sub-Total	108,736	94,943
Fair value of derivative instruments	16,598	10,085

Total	$125,334	$105,028

Long term:
Deposits with lessors	$113,253	$80,664
Warranty deposits	8,500	47,485
Rental	2,962	5,177
Vendors	2,489	7,680
Restricted cash	42,951	47,406
Others	19,021	33,146

Total	$189,176	$221,558

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircrafts. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2013 the Company has paid lessors $37,841 (December 31, 2012: $10,686) in maintenance deposits, net of reimbursements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2013 and 2012 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2011	$2,010,221	$184,828	$112,537	$262,456	$94,936	$168,254	$2,833,232

Additions	326,181	8,042	8,811	161,337	4,182	23,263	531,816
Transfers	140,631	—	—	(140,631)	—	—	—
Disposals	(64,697)	(12,613)	(4,725)	—	(5,506)	(14,830)	(102,371)

December 31, 2012	$2,412,336	$180,257	$116,623	$283,162	$93,612	$176,687	$3,262,677

Additions	270,537	75,760	39,865	320,289	2,102	60,693	769,246
Transfers	194,137	—	—	(194,137)	—	—	—
Disposals	(63,800)	(46,263)	(17,397)	—	—	(7,667)	(135,127)

December 31, 2013	$2,813,210	$209,754	$139,091	$409,314	$95,714	$229,713	$3,896,796

Accumulated depreciation:

December 31, 2011	$277,850	$123,252	$19,784	$—	$4,173	$98,696	$523,755

Additions	76,202	17,559	4,849	—	1,899	10,214	110,723
Disposals	(22,353)	(17,614)	(10,399)	—	—	(20,981)	(71,347)

December 31, 2012	$331,699	$123,197	$14,234	$—	$6,072	$87,929	$563,131

Additions	88,260	49,437	5,174	—	1,032	15,970	159,873
Disposals	(23,925)	(19,896)	(2,732)	—	—	(13,013)	(59,566)

December 31, 2013	$396,034	$152,738	$16,676	$—	$7,104	$90,886	$663,438

Net balances:
December 31, 2011	$1,732,371	$61,576	$92,753	$262,456	$90,763	$69,558	$2,309,477

December 31, 2012	$2,080,637	$57,060	$102,389	$283,162	$87,540	$88,758	$2,699,546

December 31, 2013	$2,417,176	$57,016	$122,415	$409,314	$88,610	$138,827	$3,233,358

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013 and 2012, certain aircraft with a net carrying value of $2,303,384, and $1,938,032 respectively, have been pledged to secure long-term debt.

As of December 31, 2013 and 2012 the net carrying amount of leased property and equipment under financial leases was $2,226 and $4,242 respectively

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IFRS 13, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2013 and 2012.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2013	December 31, 2012
Cost	$68,470	$68,193
Accumulated depreciation	(4,430)	(5,577)

Net carrying amount	$64,040	$62,616

(15)	Intangible Assets

Intangible assets as of December 31, 2013 and 2012 are follows:

	December 31, 2013	December 31, 2012
Routes	$22,223	$24,243
Trademarks	22	22
Software and webpages	39,429	21,648
Other	2,762	328

Subtotal	64,436	46,241
Goodwill	298,667	298,667

Total Intangible Assets	$363,103	$344,908

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings, Limited.

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo TACA Holdings, Limited		Tampa Cargo S.A.S
	2013	2012	2013	2012	2013	2012
Goodwill	32,979	32,979	234,779	234,779	30,909	30,909
Intangibles	22,223	24,243	—	—	—	—

The Company performed its annual impairment test in December 2013 and 2012. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2013 and 2012, the Company did not identify potential impairment of goodwill and of assets of CGU.

Aerogal CGU

The recoverable amount of Aerogal CGU, $490,604 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 4.0% growth rate that is the same as the long-term average growth rate for the country where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo TACA Holdings, Limited CGU

The recoverable amount of Grupo TACA Holdings, Limited CGU, $1,913,520 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 2.90% growth rate that is the same as the long-term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,246,029 as of December 31, 2013, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

applied to cash flow projections is 6.86% and cash flows beyond the five-year period are extrapolated using a 4.40% growth rate that is the same as the long-term average growth rate for Colombia where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon - Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates - Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth - Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

CAPEX expenditure - Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates - Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital - Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December, 2013 and 2012:

	Goodwill	Routes	Trade- marks	Software & Webpages	Others	Total
Cost:

Balance at December 31, 2011	$301,814	$29,018	$809	$12,713	$328	$344,682

Other Acquisitions/Internally developed	—	—	—	15,769	—	15,769

Balance at December 31, 2012	301,814	29,018	809	28,482	328	360,451

Other Acquisitions/Internally developed	—	—	—	24,801	3,101	27,902

Balance at December 31, 2013	$301,814	$29,018	$809	$53,283	$3,429	$388,353

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2011	$—	$(2,571)	$(424)	$(1,191)	$—	$(4,186)
Amortization for the year	—	(2,204)	(363)	(5,643)	—	(8,210)
Impairment loss	(3,147)	—	—	—	—	(3,147)

Balance at December 31, 2012	(3,147)	(4,775)	(787)	(6,834)	—	(15,543)

Amortization for the year	—	(2,020)	—	(7,020)	(667)	(9,707)

Balance at December 31, 2013	$(3,147)	$(6,795)	$(787)	$(13,854)	$(667)	$(25,250)

Carrying Amounts:
At December 31, 2011	$301,814	$26,447	$385	$11,522	$328	$340,496

At December 31, 2012	$298,667	$24,243	$22	$21,648	$328	$344,908

At December 31, 2013	$298,667	$22,223	$22	$39,429	$2,762	$363,103

In 2011 the Company obtained control of Vuelos Internos Privados, S.A. (“VIPSA”) which is an Ecuadorian Company that operated charter and domestic flights. In 2012, impairment was recognized related to the goodwill of VIPSA after operations ceased.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16)	Earnings per Share

The calculation of basic earnings per share at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Net profit attributable to Avianca Holdings, S.A.	$248,821	$38,257	$99,876

Weighted average number of ordinary shareholders

(in thousands of shares)
Common stock	728,800	741,400	761,369
Preferred stock	184,854	158,081	114,939

Earnings per share

Common stock	$0.27	$0.04	$0.11
Preferred stock	$0.27	$0.04	$0.11

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(17)	Long-term debt

Loans and borrowings are measured at amortized cost, as of December 31, 2013 and 2012 are summarized as follows:

	December 31, 2013	December 31, 2012
Current:
Short-term borrowings and current portion of long – term debt	$270,498	$277,746
Short-term bonds	38,852	—
Finance lease liabilities	4,815	4,399

	$314,165	$282,145

Non-current:
Long-term debt	$1,431,498	$1,284,144
Bonds	519,268	282,769
Finance lease liabilities	564	5,386

	$1,951,330	$1,572,299

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2013 and 2012 are as follows:

		December 31, 2013
	Due through	Weighted average interest rate	Face Value	Carrying Amount

Short-term borrowings	2014	2.66%	$38,169	$38,169
Long-term debt	2025	3.16%	2,409,588	1,663,827
Bonds- Colombia	2019	8.10%	259,494	259,494
Bonds- Luxembourg	2020	8.38%	300,000	298,626
Finance lease liabilities (1)	2015	2.61%	22,300	5,379

Total			$3,029,551	$2,265,495

		December 31, 2012
	Due through	Weighted average interest rate	Face Value	Carrying Amount

Short-term borrowings	2013	3.31%	$45,021	$45,021
Long-term debt	2024	3.26%	1,982,325	1,516,869
Bonds- Colombia	2019	9.25%	282,769	282,769
Finance lease liabilities (1)	2015	2.61%	22,300	9,785

Total			$2,332,415	$1,854,444

(1)	Average monthly rate.

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and one aircraft denominated in Euros.

As of December 31, 2013 and 2012, $1,516,779 and $1,376,926, respectively, were outstanding balances of short-term borrowings and long-term debt with different financial institutions to finance aircraft acquisitions. Most of these borrowings are under financing arrangements guaranteed by the Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowing and long-term debt with different financial institutions amounting to $185,217 and $194,749, respectively, for working capital purposes.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In 2012, the Company obtained loans amounting to $198,788 to finance one A330, one A320, two A319’s, and two B767F aircraft. Also the Company obtained $60,750 from Banco Davivienda, $20,750 to refinance a Credit Suisse loan, and $40,000 for general working capital purposes.

During 2013, the Company obtained loans amounting to $316,926 in order to finance the purchase of three A330F, one A320, one A319, and two ATR72. Also the Company obtained $16,600 from Banco de Bogota to refinance the Chapter-11 single payment that was due on June, 2013. The company also obtained $38,000 from Bladex for the prepayment of a loan with IFC, and to finance the purchase of an ATR72 flight simulator. The company also obtained $14,551 for general working capital purposes.

On May 10, 2013, the Company issued Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

The subsidiaries Grupo Taca Holdings, Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co-issuers on $300,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing LLC’s obligations as a co-issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovias del Continente Americano S.A-Avianca, in an amount equal to $200,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the Guarantees.

Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co-issuer, offered Notes listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2013 and 2012, Notes issued and the corresponding balances are as follows:

Issuing entity	Original currency	Total placed in original currency	Balance as of December 31,
			2013 In US Dollars	2012 In US Dollars
Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD Dollar	300,000	$298,626	$—

			$298,626	$—

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Issuers:	Avianca Leasing, LLC, and Grupo Taca Holdings, Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Transamerican Airlines, S.A., and Taca International Airlines, S.A. will fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano - Avianca, S.A. will unconditionally guarantee the obligations of Avianca Leasing, LLC under the Notes in an amount equal to US$200 million.

Notes offered:	US$300,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Issue Price:	98.706%

Issue date:	May 10, 2013

Interest:	The Notes will bear interest at a fixed rate of 8.375% per year, payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013.

Maturity date:	The Notes will mature on May 10, 2020.

As of December 31, 2013 and 2012, bonds issued and the corresponding balances are as follows:

	Issue	Original currency	Total placed in original currency	Balance as of December 31,
				2013		2012
Issuing entity				Original currency	In US Dollars	Original currency	In US Dollars
Avianca	Series A	Colombian Pesos	75,000 million	75,000 million	$38,924	75,000 million	$42,415

Avianca	Series B	Colombian Pesos	158,630 million	158,630 million	82,327	158,630 million	89,712

Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	138,243	266,370 million	150,642

Total					$259,494		$282,769

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogotá, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter-end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of December 31, 2013 and 2012, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $167,952 and $76,500, respectively. As of December 31, 2013 and 2012, there were $94,017 and $52,700 outstanding balances respectively under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on finance lease liabilities for the years ended December 31, 2013 and 2012 are as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Less than one year	$5,775	$6,899	$960	$2,500	$4,815	$4,399
Between one year and five years	$588	$6,363	$24	$977	$564	$5,386

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future payments on long-term debt for the years ended December 31, 2013 and 2012 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2013	$232,329	$224,679	$196,741	$181,828	$828,250	$1,663,827

December 31, 2012	$191,650	$209,974	$196,460	$158,870	$759,915	$1,516,869

Future payments on bonds for the years ended December 31, 2013 and 2012 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2013	$38,852	$41,091	$41,091	$46,008	$391,078	$558,120

December 31, 2012	$—	$42,415	$44,856	$44,856	$150,642	$282,769

As of December 31, 2013 the Company did not comply with certain debt covenants, however the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

As of December 31, 2012 the Company did not comply with certain debt covenants and obtained waivers from the financial institutions after the reporting period. Consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balances as of December 31, 2012 amounting to $41,075 were classified as current for purposes of the Consolidated Statement of Financial Position. The projected cash flows and maturities of these instruments are not expected to be affected and thus were not modified for purposes of the notes above.

The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca, S.A.

The subsidiary had to comply with these covenants as of December 31, 2012. All of these covenants were not applicable as of December 31, 2013 after renegotiations with financial institutions which resulted either in the cancelation of the covenant and/or repayment of the debt balance.

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 2.00 and 1.00 at the end of each period;

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Leverage Ratio: Should be less than or equal to 5.00 to 1.00 at the end of each reporting period; and

(3)	Capitalization Ratio: Should be less than or equal to 0.86 to 1.0 at the end of each reporting period.

(4)	For each financial year, maintain an EBITDA, as defined in the agreement, higher than or equal to 7%.

(5)	At all times, maintain a minimum cash balance of $45 million, at the end of each calendar quarter.

(6)	For each financial quarter of 2013 and 2012, maintain an Adjusted Debt to Tangible Net Worth ratio of 6 or less.

(7)	For each financial year, maintain a debt-to-service coverage ratio greater than or equal to 1.1.

As of December 31, 2013, the Company did not comply with the adjusted debt to tangible net worth ratio; however, the waiver granted in March 2012 was extended until the corresponding provision in the loan agreement is renegotiated. The counterparty did not take any action such as demanding acceleration of debt repayment or declaring the debt in default. As stated above, the Company decided to repay the debt in which this covenant was included.

Avianca Holdings, S.A.

(1)	EBITDAR Coverage Ratio: Should be not less than 1.70 and 1.00 at the end of each reporting period.

(2)	Capitalization Ratio: Should not be greater than 0.88 to 1.00 at the end of each reporting period.

Grupo Taca Holdings, Limited

(1)	EBITDAR Coverage Ratio: Should be less than 1.25 and 1.00 at the end of each reporting period;

(2)	Leverage Ratio: Should be greater than 6.00 and 1.00 at the end of each reporting period.

As of December 31, 2012, the Company did not comply with these ratios. A waiver for the coverage ratio was obtained on March 2013. The Company complied with these ratios as of December 31, 2013.

Tampa Cargo S.A.S.

(1)	Debt/EBITDA ratio: Should be less than or equal to seven times in the first year and less than or equal to five times in the next years until the end of the debt agreement.

As of December 31, 2013, the Debt/EBITDA ratio is greater than the maximum level allowed, however the Financial Institution concedes a six month period in order to remediate this situation. If the Company does not meet the required level after the grace period, it will be considered a breach of the covenant.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(18)	Accounts payable

Accounts payable as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Trade accounts payable	$332,450	$312,724
Non-income taxes collected in advance	93,308	100,225
Payroll taxes (1)	50,784	49,065
Other payables	32,587	26,554

Current	$509,129	$488,568

	December 31, 2013	December 31, 2012

Trade accounts payable	$14	$317
Payroll taxes (1)	2,721	2,724

Non-current	$2,735	$3,041

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(19)	Accrued expenses

Accrued expenses as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Operating expenses	$54,276	$121,905
Advertising	1,761	2,548
Vacation and other employee accruals	36,390	28,312
Other accrued expenses	42,511	29,037

Total	$134,938	$181,802

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(20)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Current	$33,033	$7,598
Non – current	56,065	59,297

Total	$89,098	$66,895

Changes in provisions for return conditions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012

Balances at beginning of year	$66,895	$68,779
Provisions made	29,061	9,920
Provisions used	(6,858)	(11,804)

Balances at end of year	$89,098	$66,895

The amount of expected reimbursements which are presented net within provisions for the return conditions amounts to $17,102 and $10,940 as of December 31, 2013 and 2012, respectively.

(21)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post-employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post-employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2013.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2013	December 31, 2012

Fair value of plan assets	$(160,998)	$(146,046)
Present value of the obligation	489,674	604,118

Total employee benefit liability	$328,676	$458,072

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2013 (recognized in Salaries, wages and benefits)
	Defined benefit plan	Other benefits

Current service cost	$417	$4,992
Interest cost on net benefit obligation	31,032	5,954

Net benefit expense	$31,449	$10,946

Net benefit expense – year ended December 31, 2012 (recognized in Salaries, wages and benefits)
	Defined benefit plan	Other benefits

Current service cost	$(672)	$3,448
Interest cost on net benefit obligation	24,050	5,880

Net benefit expense	$23,378	$9,328

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2013 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Period cost	31,449	10,946	42,395
Benefits paid by employer	(30,049)	(3,558)	(33,607)
Actuarial (gains) losses recognized in other comprehensive income	(58,966)	(14,365)	(73,331)
Exchange differences	(41,158)	(8,743)	(49,901)

Benefit obligation as of December 31, 2013	398,315	91,359	489,674
Fair Value of the plan assets	(160,998)	—	(160,998)

Total employee benefit	$237,317	$91,359	$328,676

Current	$48,354	$4,038	$52,392
Non- current	188,963	87,321	276,284

Total	$237,317	$91,359	$328,676

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 2012	$146,046
Interest income on plan assets	9,153
Return on plan assets greater/(less) than projected	(4,745)
Employer contributions	46,184
Benefits paid	(21,342)
Return on plan assets adjustment	(2,309)
Exchange differences	(11,989)

Fair value of plan assets at December 31, 2013	$160,998

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation for the year ended December 31, 2012 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2011	$403,360	$72,249	$475,609
Period cost	31,932	9,328	41,260
Benefits paid by employer	(23,131)	(3,514)	(26,645)
Actuarial (gains) losses recognized in other comprehensive income	45,157	21,297	66,454
Exchange differences	39,721	7,719	47,440

Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Fair Value of the plan assets	(146,046)	—	(146,046)

Total employee benefit	$350,993	$107,079	$458,072

Current	$50,194	$7,047	$57,241
Non- current	300,799	100,032	400,831

Total	$350,993	$107,079	$458,072

Change in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2011	$90,853
Interest income on plan assets	8,203
Return on plan assets greater/(less) than projected	11,442
Employer contributions	49,332
Benefits paid	(22,761)
Administrative cost paid	(2,118)
Exchange differences	11,095

Fair value of plan assets at December 31, 2012	$146,046

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2013, 2012 and 2011, actuarial gains and losses of $66,277, $(55,012) and $(34,702), respectively were recognized in other comprehensive income.

	December 31, 2013	December 31, 2012	December 31, 2011
Actuarial gains (losses) recognized in other comprehensive income	$73,331	$(66,454)	$(23,756)
Return on plan assets adjustment	(7,054)	11,442	(10,946)

Amount recognized in other comprehensive income	$66,277	$(55,012)	$(34,702)

The Company expects to contribute $52,392 to its defined benefit plan in 2014.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation-adjusted) that are used in determining pension and post-employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2013	December 31, 2012
Discount rate on all plans	7.00%	6.25%
Future salary increase
Pilots	3.75%	4.25%
Cabin crew	3.50%	4.00%
Other employees	4.00%	4.50%
Future pension increase	3.00%	3.50%
Healthcare cost increase	4.00%	4.50%
Ticket cost increase	3.00%	3.50%
Education cost increase	3.00%	3.50%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2013	December 31, 2012
Equity securities	42%	40%
Debt securities	54%	59%
Other	4%	1%

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Equity securities comprise investments in Colombian entities with credit rating between AAA and BBB. Debt securities include investments in Colombian Government bonds, banks and public and private Colombian entities.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December, 2013, there are 12 beneficiaries which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Company’s pension plans, the Company has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•	Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions by one percent.

	1% increase	1% decrease
Discount rate	(54,896)	68,637
Salary increase rate	680	(630)
Inflation rate	53,543	(44,108)
Medical costs	17,719	(13,619)
Mortality table	9,070	(9,230)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22)	Air traffic liability

Air traffic liability as of December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012

Advance ticket sales	$436,732	$350,593
Miles deferred revenue	127,873	118,196

Total	$564,605	$468,789

(23)	Share based payments

The Company authorized the implementation of a new incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings, S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021. The first tranche vested on March 15, 2013 however no rights have been redeemed as of December 31, 2013 because the Company’s stock has not reached the established strike price.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013, 18,077,687 awards were outstanding.

A summary of the terms of the awards excluding the 2,000,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2012	25%	From March 16, 2013 through March 15, 2018
March 15, 2013	25%	From March 16, 2014 through March 15, 2019
March 15, 2014	25%	From March 16, 2015 through March 15, 2020
March 15, 2015	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 2,000,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2013 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2013, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.1 to 6.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,700 in the Colombian Stock Exchange and $15.44 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 0.70% to 4.74%

•	Dividend yield of 2.03%

•	Volatility of 24.97% to 37.10%

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the valuation as of December 31, 2012, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.7 to 5.7 years

•	Time in averaging period of 0.08 years

•	Stock price of COP 4.525

•	Strike price of COP 5.000

•	Risk free rate of 4.82% to 5.17%

•	Dividend yield of 1.1%

•	Volatility of 27.26% to 35.61%

Since Avianca Holdings, S.A. has a public traded history of approximately two years for the preferred shares, which is shorter than all the expected terms except for Tranche 1, the Company used data for guideline public companies similar to Avianca Holdings, S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the expense of the Share Plan Awards for the year ended December 31, 2013 and 2012 was $(355) and $4,032, respectively which has been recognized within operating profit. As of December 31, 2013 and 2012, $3,723 and $4,032, respectively is reflected as a non-current liability on the Comprehensive Statement of Financial Position.

The Company estimated the pre-modification and post-modification per share values of the Plan as of November 5, 2013 (date of the modification), and determined that, as a result of the modifications made to the plan, the incremental fair value recorded as an expense amounts to $517.

(24)	Equity

Capital

As of January 1, 2011 authorized shares amounted to 500 million with a par value of US$1.00 per share. These were 100,163,490 issued and paid shares.

On March 2, 2011, the par value of shares was modified to $0.125 per share, therefore, authorized capital increased to 4 billion shares and issued and paid amounted to 801,307,920. This change in par value was applied retrospectively from January 1, 2011.

On March 28, 2011, the Company completed a public offering of 100 million share of preferred stock, with a par value of $0.125 per share, for a total amount of $277,304. Additional paid-in capital on the placement of preferred stock amounted to $264,804, out of which issuance costs amounting to $6,958 were deducted. Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On May 11, 2011 the conversion of 59,907,920 common shares into preferred shares was authorized for an amount of $7,488. As a result, the amount of preferred stock outstanding changed to 159,907,920 shares. Under the Company’s Bylaws, shareholders of common shares have the right to convert them into preferred shares at a rate of one preferred share for each common share. For the conversion to take place, it shall be sufficient that the holder of the corresponding common share requests in writing to the Secretary of the Company that request. In those events in which the conversion of common shares into preferred shares should imply that the total number of outstanding preferred shares be superior to the outstanding ordinary shares it is necessary to call for a shareholding meeting with the participation of the preferred shareholders to approve such situation with a minimum vote equivalent to 70% of the preferred and of the ordinary shares , unless such situation arises from the effectiveness of a registry of preferred shares before the SEC in which case no approval from the preferred shareholders is required. In any case, the maximum amount of preferred shares outstanding could be equal the total number of outstanding shares minus five.

As of December 31, 2012, the Company purchased 4,123,491 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $515 and additional paid-in capital on preferred stock was decreased by $9,051.

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

In connection with this offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid-in capital on preferred stock was decreased by $452.

The following is a summary of authorized, issued and paid shares:

	December 31, 2013	December 31, 2012
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	665,800,003	741,400,000
Issued and paid preferred stock	331,187,285	155,784,429

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves

As of December 31, 2011	$—	$(7,374)	$(64,092)	$—	$1,120	$13,507	$27,059	$(29,780)

Other comprehensive income (loss) in the period	3,697	3,775	(55,012)	—	(726)	10,701	(1,641)	(39,206)

As of December 31, 2012	3,697	(3,599)	(119,104)	—	394	24,208	25,418	(68,986)

Other comprehensive income (loss) in the period	10,654	2,028	66,277	(1,755)	(97)	(14,525)	3,439	66,021

As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2013	2012	2011
Cash flow hedges:
Reclassification during the year to profit or loss	$8,410	$5,910	$—
Effective valuation of cash flow hedged	2,244	(2,213)	—

	$10,654	$3,697	$—

Fair value reserves:
Reclassification during the year to profit or loss	$1,116	$—	$—
Valuations of available-for-sale investments	912	3,775	3,970

	$2,028	$3,775	$3,970

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(186)	$645	$—
Temporary differences within OCI	(1,666)	(1,371)	(738)

	$(1,852)	$(726)	$(738)

Dividends

The following dividends were paid by the Company during the year ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
COP$75/approximately $4 cents per ordinary share (2012: COP$50/approximately $3 cents) paid in US$	$30,371	$21,050
COP$75/approximately $4 cents per preferred share (2012: COP$50/approximately $3 cents) paid in COP$	6,550	4,540

Total	$36,921	$25,590

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2013 or 2012. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2013	Percentage	Year ended December 31, 2012	Percentage	Year on Year Variation
Domestic
Passenger	$1,031,299	22%	$1,009,541	23%	$21,758
Cargo and mail	196,062	4%	99,505	2%	96,557

	1,227,361	26%	1,109,046	25%	118,315

International
Passenger	2,831,098	61%	2,541,018	60%	290,080
Cargo and mail	308,677	7%	384,575	9%	(75,898)

	3,139,775	68%	2,925,593	69%	214,182

Other (1)	242,468	5%	235,017	6%	7,451

Total operating revenues	$4,609,604	100%	$4,269,656	100%	$339,948

	Year ended December 31, 2012	Percentage	Year ended December 31, 2011	Percentage	Year on Year Variation
Domestic
Passenger	$1,009,541	23%	$912,946	25%	$96,595
Cargo and mail	99,505	2%	78,188	2%	21,317

	1,109,046	25%	991,134	27%	117,912

International
Passenger	2,541,018	60%	2,270,007	60%	271,011
Cargo and mail	384,575	9%	342,694	9%	41,881

	2,925,593	69%	2,612,701	69%	312,892

Other (1)	235,017	6%	190,593	4%	44,424

Total operating revenues	$4,269,656	100%	$3,794,428	100%	$475,228

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Other operating revenue

Other operating revenue for the years end December 31, 2013, 2012 and 2011 is as follows:

	December 31, 2013	December 31, 2012	December 31, 2011

Frequent flyer program	$142,252	$131,176	$92,235
Ground operations (1)	20,423	16,730	16,093
Leases	24,181	21,783	35,691
Maintenance	6,228	7,692	9,935
Interline	5,421	7,709	6,738
Other	43,963	49,927	29,901

	$242,468	$235,017	$190,593

(1)	Company provides services to other airlines at our main hub airports.

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2013 and 2012 are the following:

	December 31, 2013	December 31, 2012
Cash flow hedges – Assets
Fuel price hedges	$16,552	$10,085

Total	$16,552	$10,085

Cash flow hedges – Liabilities
Fuel price hedges	$—	$439

Total	$—	$439

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices designated as cash flow hedges to hedge the expected future sales and purchases in Colombia, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$16,552	$16,552
Liabilities	—	—

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2013, a net gain relating to the hedging instruments of $10,657 is included in the Consolidated Statement of Comprehensive Income.

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2013 and 2012 are the following:

	December 31, 2013	December 31, 2012

Derivatives not designated as hedges – Assets
Derivative contracts of foreign currency	$46	$—

Total	$46	$—

Derivatives not designated as hedges – Liabilities
Derivative contracts of foreign currency	$6	$1,183
Derivative contracts of interest rate	13,824	27,848

Total	$13,830	$29,031

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing purchase agreements.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(28)	Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2013 and 2012, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position are as follows:

	December 31, 2013
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$14,878	$14,878
Derivative instruments	16,598	16,598

	$31,476	$31,476

Financial liabilities
Long-term debt	$2,265,495	$2,268,126

	$2,265,495	$2,268,126

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available-for-sale financial assets and assets held for sale is determined by reference to their quoted bid price at the reporting date. Assets held for sale in accordance with IFRS 5 shall be measured at the lower of fair value less costs for sale or carrying amount.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities:

Quantitative disclosures of fair value measurement hierarchy for assets as of December 31, 2013:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available-for-sale securities	December 31, 2013	—	14,878	—	14,878
Revalued administrative property (Note 14)	December 31, 2013	—	88,610	—	88,610

Quantitative disclosures of fair value measurement hierarchy for liabilities as of December 31, 2013:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer liability	December 31, 2013	—	127,873	—	127,873

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 3)	Significant unobservable inputs (Level 3)	Total
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	December 31, 2013	—	2,268,126	—	2,268,126

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2013, 2012 and 2011 are:

Consolidated income statement

	December 31, 2013	December 31, 2012	December 31, 2011
Current Income tax:
Current income tax charge	$40,296	$49,884	$31,881
Deferred tax expense:
Relating to origination and reversal of temporary differences	6,164	14,821	11,933

Income tax expense reported in the income statement	$46,460	$64,705	$43,814

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$(16,377)	$9,975	$6,696

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
Accounting profit after income tax		$248,821		$38,257		$99,876
Total income tax expense		46,460		64,705		43,814

Profit before income tax		$295,281		$102,962		$143,690

Income tax at Colombian statutory rate	34.0%	100,396	33%	$33,977	33%	$47,418
Tax credit (1)	(10.8%)	(32,025)	(38.8%)	(40,006)	(15.1%)	(21,651)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2013		December 31, 2012		December 31, 2011
Productive fixed assets special deduction	(1.9%)	(5,711)	(2.3%)	(2,423)	(2.1%)	(2,955)
Non-taxable dividends	(0.4%)	(1,050)	(2.4%)	(2,538)	(4.8%)	(6,918)
Non-deductible taxes	0.7%	2,174	4.0%	4,177	6.2%	8,961
Effect of tax exemptions and tax rates in foreign jurisdictions	4.6%	13,462	25.2%	26,003	5.1%	7,374
Prior year expenses	1.0%	2,965	10.8%	11,178	4.0%	5,769
Permanent differences in subsidiaries	1.3%	3,935	7.45%	7,672	1.7%	2,482
Effect of investments in US Dollars	(2.2%)	(6,541)	(6.8%)	(7,092)	0.7%	1,016
Withholding tax on remittances abroad of aircraft leasing, engines, and insurance	0.3%	757	1.0%	1,040	0.5%	676
Fiscal penalties	0.1%	162	0.3%	336	0.4%	600
Exchange rate differences	(5.0%)	(14,639)	25.7%	26,481	(2.8%)	(4,074)
Non-deductible permanent differences (2)	(5.9%)	(17,425)	5.7%	5,900	3.6%	5,116

	15.8%	$46,460	62.9%	$64,705	30.4%	$43,814

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.
(2)	This item includes various permanent differences that are non-deductible expenses for Corporate Income Tax purposes in Colombia. Consequently, they are necessary to the reconciliation between our statutory and effective tax rates. These other permanent differences include various items such as consolidation of special purpose entities, and loss on property, plant and equipment.

Below we show an analysis of the company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Assets
Accounts payable	$107	$2,387	$1,457	$(2,280)	$930
Inflation adjustments	839	1,015	1,682	(176)	(667)
Deposits and other assets	(8,340)	2,828	1,401	(11,168)	1,427
Aircraft maintenance	1,876	2,869	—	(993)	2,869
Pension liabilities	30,982	41,270	27,259	(10,288)	14,011
Provisions	24,038	32,520	44,585	(8,482)	(12,065)

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Consolidated Statement of Financial Position
				Variation
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012
Loss carry forwards	792	—	—	792	—
Air traffic liability	—	1,310	(186)	(1,310)	1,496
Investments	—	(10,203)	(2,127)	10,203	(8,076)
Other	599	(352)	(3,558)	951	3,206

Total Assets	50,893	73,644	70,513	(22,751)	3,131

Liabilities
Other	7,940	2,528	2,134	5,412	394

Total liabilities	7,940	2,528	2,134	5,412	394

Net deferred tax assets / (liabilities)	$42,953	$71,116	$68,379	$(28,163)	$2,737

Reflected in the statement of financial position as follows:

Deferred tax assets	$50,893	$73,644
Deferred tax liabilities	7,940	2,528

Deferred tax assets net	$42,953	$71,116

Reconciliation of deferred tax assets net	December 31, 2013	December 31, 2012
Opening balance as of 1 January	$71,116	$68,379
Tax income during the period recognized in profit or loss	(6,164)	(14,821)
Tax income during the period recognized in other comprehensive income	(16,377)	9,975
Exchange differences	(5,622)	7,583

Closing balance as of December 31	$42,953	$71,116

Income Tax

At December 31, 2013, the Company’s subsidiaries have tax loss carry forwards of approximately $112,116, which are available to offset future taxable income in the relevant jurisdictions, if any, through 2016. The tax loss carry forwards in the tax jurisdiction of Chile amounting to $3,978 can be carried forward indefinitely.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(31)	Provisions for legal claims

There are pending proceedings of different nature against subsidiary companies for which an unfavorable ruling would represent a payment obligation.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 2013, these contingencies amount to a total of $53,306. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $25,877.

Included within these possible obligations is the following lawsuit:

Ordinary proceedings filed in Brazil by Uma Representaciones Ltda. against Avianca, S.A.

Since the year 2005, Avianca terminated a general agency contract it had subscribed with Uma Representaciones, Ltda. in Brazil. The former agent filed two ordinary civil lawsuits against the Company. One lawsuit seeks the declaration of annulment of the clause on anticipated payment of commercial severance, and the other seeks payment of compensation for termination of the contract without due notice contemplated in the law.

Regarding the process relating to compensation process for termination of the contract without due notice, there was a sentence in first instance in which the sum of R$906 thousand (US$546) was paid, which was appealed by the plaintiff seeking review of the sentence. There is no known to date information of any surplus that Avianca shall pay for this concept and therefore there is no way of estimating the risk of paying a larger amount which is why it is not possible to determine an amount to provision.

Regarding the process that seeks the declaration of annulment of the clause on anticipated payment of commercial severance, there was a sentence in first instance which was favorable and accepted the validity of the anticipated payment. However, since the plaintiff appealed the sentence, the Company estimates a possible loss of $2,227, assuming a payment of 1/12 part of the severance paid during the contract period.

Significant proceedings that are pending and considered probable are described below:

As of December 31, 2013 and 2012, the Company is involved in various claims and legal actions arising in the ordinary course of business. Management and legal counsel has estimated the probable range of loss in $14,984 and $5,130, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

As of December 31, 2012, the Company accrued $2,773 for the probable loss related with the ordinary proceedings filed by Uma Representaciones, Ltda. in Brazil. In 2013, legal assessment of the probability of loss was reviewed, resulting in the reversal of the provision.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements and the most significant are described below:

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

In 2011, Valórem, S.A. a former Avianca S.A. shareholder requested, through arbitration, the reimbursement of an estimated amount of $187,354 as overpayment of the obligations it assumed (as per the shareholders agreements subscribed in 2001 as a condition for the integration that led to an Alliance with ACES and as part of the Chapter 11 proceeding filed in 2004 by Avianca, S.A. and its subsidiary Avianca Inc. before the United States Bankruptcy Court for the Southern District of New York) in connection with Valórem, S.A.’s obligation to fund the pension liability for ground personnel of Avianca, S.A. and of its former subsidiary SAM, S.A,

The proceedings are currently pending of the final decision by the arbitrators which is expected to be issued no later than the first quarter of 2014; an unfavorable outcome is considered to be remote, taking into account the arguments of the defendant and the evidence gathered during the discovery phase of the proceeding (see note 34).

Proceedings for annulment filed in Colombia by SAM, S.A. (currently merged with Avianca, S.A.) against an official tax assessment of the National Tax and Customs Administration (DIAN) in respect of the recognition of a portion of sales tax (VAT) as deductible in the 6th bi-monthly period of 2006

Sam, S.A. filed a suit requesting nullification of the official tax assessment related to VAT, whereby DIAN rejects a portion of the VAT input credit in the VAT return of the 6th bi-monthly period of 2006 arguing that the calculation of such VAT input credit was performed incorrectly since a portion of the VAT paid was allocated to operations exempted from VAT and certain invoices issued by the entity do not comply with the legal requirements.

The company has recently applied to a tax amnesty paying the principal amount (approximately $4,200) and obtained the cancellation of all the penalties and interests amounts through an agreement with DIAN signed on September 26, 2013. Therefore the case is settled.

(32)	Future aircraft leases payments

The Company has 73 aircraft under operating leases with an average remaining lease term of 34 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft

Less than 1 year	$242,819
Between 1 and 5 years	614,213
More than 5 years	47,726

$904,758

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has eight spare engines under operating leases for its E190 and A320 family aircraft fleets. Future operating lease commitments are as follows:

Engines

Less than 1 year	$4,769
Between 1 and 5 years	3,523

$8,292

The Company leases three Airbus A319 and five Fokker 100 to Oceanair Linheas Aereas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft

Less than 1 year	$14,879
Between 1 and 5 years	45,418
More than 5 years	11,517

$71,814

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus - The Company has 64 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2014 and 2019 as well as 21 purchase options. An agreement was signed with Airbus for the acquisition of four A330 freighter aircraft; all of them have been delivered. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates

Boeing - The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre delivery payments to Boeing on predetermined dates.

ATR - The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2014 and 2015 as well as 15 purchase options. As of December 31, 2013, four ATR 72 have been delivered.

Embraer - The Company has 16 purchase options.

Other - The Company has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013, commitments with manufacturers for the purchase of aircraft and advance payment commitments are summarized below. Advance payments are subsequently applied to the related aircraft acquisition commitments.

	2014	2015	2016	2017	Thereafter	Total

Advance payments	$132,491	$125,607	$122,072	$158,335	$111,814	$650,319
Aircraft acquisition commitments (1)	$1,861,704	$1,236,995	$1,216,462	$1,406,199	$2,777,500	$8,498,860

(1)	Does not include a new Airbus A330F aimed to expand our cargo operation to Brazil. Such aircraft will be assigned from Synergy to us out of its current order and it will be further leased to Oceanair who will operate the aircraft. Tampa will be able to commercialize such capacity through a Hard Block Space agreement. Delivery is expected by the end of April 2014. The average list price for such aircraft is $224,800.

The value of the purchase orders above is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges.

(34)	Subsequent events

Remittances abroad in Venezuela

In January 2014, the Government of Venezuela announced that certain sectors of the economy, including airlines, would have to request remittances abroad at the rate from the Ancillary Foreign Currency Administration System (“SICAD”) instead of using the rate from the Commission for the Administration of Currency Exchange (“CADIVI”). As per Providencia No. 6,122 from January 23, 2014, amounts already requested through CADIVI will be approved at the official exchange rate at the time the requests were filed. The most recent SICAD auction process from April 7, 2014, resulted in an exchange rate of US$1:VEF10.0, while the official exchange rate at CADIVI is US$1:VEF6.3. Since that time, the Venezuelan government has issued a series of statements with respect to the various exchange rates that might be applicable to future cash remittances, including a rate as of April 15, 2014 from a new alternative market created in 2014 known as SICAD II (VEF 49.2 = US$1.00). As a result, there is substantial uncertainty with respect to the exchange rate that might apply to any future remittance of our local currency cash in Venezuela.

On March 10, 2014, a regulation issued by the Venezuelan government stated that the exchange rate applicable for remittances abroad requested during 2012 would no longer be approved at the CADIVI rate of VEF4.3 = US$1.00 which was the official rate at the time of the request. Such requests shall be approved at the rate of VEF6.3 = US$1.00. At December 31, 2013, amounts requested during 2012 have been translated into US Dollars using the CADIVI rate of VEF4.3 = US$1.00. If such amounts were converted at the rate of VEF6.3 = US$1.00, the Company would incur an exchange loss of $6,161.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

We submitted our request for the remittance of December 2013 cash in January 2014. While these amounts have been translated into US dollars using the CADIVI rate at December 31, 2013 of VEF6.3 = US$1.00, if such amounts were converted at the SICAD rate of VEF 10.0 = US$1.00, the Company would incur an exchange loss of $4,831. The exchange rate at the SICAD auction process may fluctuate over time. On March 31, 2013, the Company received the approval for remittance of $5,324 at a rate of US$1: VEF10.7 from these requests.

We also have other amounts relating to cash balances which have accumulated in Venezuela and have not been approved for remittance by the authorities as they relate to revenues other than passenger airfares. These amounts has been translated into US dollars using the CADIVI rate at December 31, 2013 of VEF6.3 = US$1.00. If such amounts were converted at the SICAD II rate of VEF49.2 = US$1.00, the Company would incur an exchange loss of $14,184. The exchange rate at the SICAD II auction process may fluctuate over time.

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

An arbitration court ruled in favor of Avianca, S.A, a subsidiary of Avianca Holdings, S.A., by determining on, February 17, 2014, that the company does not have any obligation or responsibility in relation to claims made by Valórem, an entity controlled by Avianca S.A.´s former controlling shareholders, regarding the pension liabilities of Avianca´s ground staff prior to December 2001, the date on which the shareholders of ACES (an entity controlled by Avianca S.A.´s former controlling shareholders) agreed on the framework contract for the integration of both companies. As such, Avianca S.A. will not be obligated to pay the COP$361,000 million (approximately $180,000) claimed by Valórem throughout this arbitration process.

The court found that although Avianca acted in good faith, some contractual flaws led Valórem to execute payments, which Valórem should not have been obligated to pay. Therefore, Avianca was ordered to reimburse COP$14,386 million (approximately $7,100) to Valórem. As of December 31, 2013, Avianca S.A. had reserved a net amount of COP$11,898 million (approximately $5,900). The amount that will be paid back to Valórem represents less than 4% of the original amount claimed by Valórem.

Finally, the court required Valórem to pay Avianca, S.A. COP$990 million (approximately $450) related to legal expenses.

International bond placement

On April 8, 2014, the Company completed a Senior Notes private offering under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Company offered $250,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“New Notes”). These New Notes are additional notes issued under the indenture, dated as of May 10, 2013, pursuant to which the Company initially issued $300,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“Initial Notes”). Therefore, after this issuance, the aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 is $550,000. The New Notes have terms and conditions identical to the Initial Notes, other than the issue date and issue price, and constitute part of the same series as, and vote together as a single class with, the Initial Notes.

AVIANCA HOLDINGS, S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Interest on the Notes is payable on May 10 and November 10 of each year, beginning, in the case of the New Notes, on May 10, 2014. The Notes will mature on May 10, 2020. The Senior Notes may be redeemed at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, as described in the offering memorandum document. In addition, on or prior to May 10, 2016, the Company may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings. In addition, at any time prior to May 10, 2017, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest, if any, on the Notes to, but not including, the redemption date. A partial redemption may not result in less than $100,000 aggregate principal amount of the Notes remaining outstanding after such redemption.

The Initial Notes, and the New Notes are, fully and unconditionally guaranteed by three of the Company’s subsidiaries, Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Initial Notes are unconditionally guaranteed by our subsidiary Aerovías del Continente Americano - Avianca S.A. (“Avianca”), in an amount equal to $200,000. Following the issuance of the New Notes, Avianca Leasing, LLC’s obligations as a co-issuer of the Notes are unconditionally guaranteed by Avianca, in an amount equal to $375,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank pari passu in right of payment with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the guarantees, as the case may be (other than obligations preferred by law, such as tax and labor obligations).

****