Form 20-F
period 2014-12-31
Avianca Holdings S.A.
filed 2015-04-30
CIK 1575969

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Andrés Felipe Ruiz Vesga

Tel: (57+1) - 587 77 00 ext. 7575 • Fax: (57+1) - 423 55 00 ext. 2544/2474

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:

Common Shares — 660,800,003

Preferred Shares — 336,187,285

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This annual report includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2012, 2013 and 2014, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS.

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

On March 31, 2015, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 2,576.05 per US$1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.”

IFRS does not currently require us to adjust our financial statements for inflation. Colombia experienced inflation rates of 2.4%, 1.9% and 3.7% for the years ended December 31, 2012, 2013 and 2014, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE.

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

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threat or outbreak of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy and integrate acquisitions;

•	our ability to successfully implement our fleet modernization program;

•	our ability to obtain financing and the terms of such financing; and

•	the risk factors discussed under “Item 3. Key Information—Part D. Risk Factors” beginning on page 7.

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

v

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

The selected consolidated financial information as of January 1, 2011 (the date of our transition to IFRS) and December 31, 2011, 2012, 2013 and 2014 and for the years ended December 31, 2011, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

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

	As of December 31,				As of January 1,
	2014	2013	2012	2011	2011
		(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$640,891	$735,577	$402,997	$288,726	$274,171
Restricted cash	1,987	23,538	6,547	1,815	7,753
Available-for-sale securities	1,218	—	19,460	—	6,500
Accounts receivable, net of provision for doubtful accounts	355,168	276,963	202,962	186,353	161,349
Accounts receivable from related parties	27,386	26,425	29,427	7,836	9,716
Expendable spare parts and supplies, net of provision for obsolescence	65,614	53,158	48,796	45,235	48,079
Prepaid expenses	56,065	46,745	54,512	51,603	43,333
Assets held for sale	1,369	7,448	9,832	28,339	9,091
Deposits and other assets	174,128	125,334	105,028	295,609	194,102

Total current assets	1,323,826	1,295,188	879,561	905,516	754,094
Non-current assets:
Available-for-sale securities	237	14,878	13,165	30,052	25,123
Deposits and other assets	218,010	189,176	221,558	221,712	181,644
Accounts receivable, net of provision for doubtful accounts	42,407	32,441	64,540	41,755	34,950
Accounts receivable from related parties	11,247	—	24,001	56,167	55,890
Intangible assets	416,070	363,103	344,908	340,496	331,515
Deferred tax assets	35,664	50,893	73,644	70,513	76,693
Property and equipment, net	4,128,051	3,233,358	2,699,546	2,309,477	2,156,795

Total non-current assets	4,851,686	3,883,849	3,441,362	3,070,172	2,862,610

Total assets	$6,175,512	$5,179,037	$4,320,923	$3,975,688	$3,616,704

	As of December 31,				As of January 1,
	2014	2013	2012	2011	2011
		(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$458,679	$314,165	$282,145	$283,520	$285,000
Accounts payable	547,494	509,129	488,568	449,695	366,460
Accounts payable to related parties	13,797	7,553	7,309	13,746	2,909
Accrued expenses	138,262	134,938	181,802	119,235	101,674
Provisions for legal claims	14,157	14,984	7,903	11,060	43,021
Provisions for return conditions	61,425	33,033	7,598	10,987	10,939
Employee benefits	49,193	52,392	57,241	44,390	45,675
Air traffic liability	461,118	491,752	405,295	356,049	389,957
Other liabilities	127,496	27,432	29,470	38,333	40,914

Total current liabilities	1,871,621	1,585,378	1,467,331	1,327,015	1,286,549
Non-current liabilities:
Long-term debt	2,711,898	1,951,330	1,572,299	1,375,994	1,505,912
Accounts payable	21,167	2,735	3,041	19,596	35,052
Provisions for return conditions	70,459	56,065	59,297	57,792	27,807
Employee benefits	173,460	276,284	400,831	340,366	317,016
Deferred tax liabilities	15,760	7,940	2,528	2,134	1,008
Air traffic liability(1)	85,934	72,853	63,494	61,696	—
Other liabilities non-current	8,466	11,706	—	—	—

Total non-current liabilities	3,087,144	2,378,913	2,101,490	1,857,578	1,886,795

Total liabilities	4,958,765	3,964,291	3,568,821	3,184,593	3,173,344
Equity:
Common stock	82,600	83,225	92,675	92,675	100,163
Preferred stock	42,023	41,398	19,473	19,988	—
Additional paid-in capital on common stock	234,567	236,342	263,178	263,178	284,444
Additional paid-in capital on preferred stock	469,273	467,498	270,061	279,112	—
Retained earnings	355,671	351,102	68,153	96,167	21,317
Revaluation and other reserves	24,550	28,857	25,418	27,059	25,510

Total equity attributable to the Company	1,208,684	1,208,422	738,958	778,179	431,434
Non-controlling interest	8,063	6,324	13,144	12,916	11,926

Total equity	1,216,747	1,214,746	752,102	791,095	443,360

Total liabilities and equity	$6,175,512	$5,179,037	$4,320,923	$3,975,688	$3,616,704

	For the Year Ended December 31,
	2014	2013	2012	2011
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,862,721	$3,862,397	$3,550,559	$3,182,953
Cargo and other(2)	840,850	747,207	719,097	611,475
Total operating revenue	4,703,571	4,609,604	4,269,656	3,794,428
Operating expenses:
Flight operations	56,695	82,872	84,774	79,934
Aircraft fuel	1,345,755	1,325,763	1,305,396	1,123,547
Ground operations	397,625	343,812	321,552	279,607
Aircraft rentals	299,220	273,643	255,566	214,861
Passenger services	154,464	143,512	132,823	115,049
Maintenance and repairs	268,894	188,659	222,705	228,280
Air traffic	206,151	180,140	169,650	177,407
Sales and marketing	605,674	584,468	522,645	500,822
General, administrative and other	165,172	257,273	206,666	184,700
Salaries, wages and benefits	725,793	674,951	644,901	561,331
Depreciation, amortization, and impairment	198,660	169,580	122,080	126,507

Total operating expenses	4,424,103	4,224,673	3,988,758	3,592,045

Operating profit	279,468	384,931	280,898	202,383
Interest expense	(133,989)	(113,330)	(122,112)	(90,778)
Interest income	17,099	11,565	25,006	33,649
Derivative instruments	5,924	(11,402)	(24,042)	(3,164)
Foreign exchange	10,272	23,517	(56,788)	1,600

Profit before income tax	178,774	295,281	102,962	143,690
Total income tax expense	(50,280)	(46,460)	(64,705)	(43,814)

Net profit for the year	$128,494	$248,821	$38,257	$99,876
Net profit attributable to equity holders of the parent	129,270	257,493	35,141	98,886
Net profit attributable to non-controlling interest	(776)	(8,672)	3,116	990
Basic and diluted earnings per share (common and preferred)	0.13	0.27	0.04	0.11
Basic and diluted earnings per ADS	1.04	2.16	—	—
Common and preferred share dividends per share (COP/US$)(3)	160.1 / 0.07	75 / 0.04	75 / 0.04	50 / 0.03
Common shares at period end	660,800,003	665,800,003	741,400,000	741,400,000
Preferred shares at period end	336,187,285	331,187,285	155,784,429	159,907,920
Weighted average of common shares used in computing earnings per share (thousands)	665,383	728,800	741,400	761,369
Weighted average of preferred shares used in computing earnings per share (thousands)	331,604	184,854	158,081	114,939
CASH FLOW DATA
Net cash provided by operating activities	$257,130	$544,642	$391,226	$330,312
Net cash provided by (used in) investing activities	(246,889)	(483,259)	(300,805)	(371,179)
Net cash (used in) provided by financing activities	(52,820)	289,294	16,744	57,001
OTHER FINANCIAL DATA
Adjusted EBITDAR(4)	$777,348	$828,154	$658,544	$543,751
Operating margin(5)	5.9%	8.4%	6.6%	5.3%
Adjusted EBITDAR margin(6)	16.5%	18.0%	15.4%	14.3%

	For the Year Ended December 31,
	2014	2013	2012	2011
OPERATING DATA (Unaudited)(7)(8)
Total passengers carried (in thousands)	26,230	24,625	23,093	20,455
Revenue passengers carried (in thousands)(9)	25,382	23,865	22,425	19,909
Revenue passenger kilometers (RPK) (in millions)(10)	32,602	31,186	29,072	26,368
Available seat kilometers (ASK) (in millions)(11)	41,052	38,762	36,545	33,136
Load factor(12)	79.4%	80.5%	79.6%	79.6%
Block hours(13)	517,943	483,204	466,439	429,712
Average daily aircraft utilization(14)	10.3	10.1	10.2	9.9
Average one-way passenger fare	152.2	161.8	158.0	160.0
Yield(15)	11.8	12.4	12.2	12.1
Passenger revenue per ASK (PRASK)(16)	9.4	10.0	9.7	9.6
Operating revenue per ASK (RASK)(17)	11.5	11.9	11.7	11.5
Cost per ASK (CASK)(18)	10.8	10.9	10.9	10.8
CASK excluding fuel	7.5	7.5	7.3	7.4
Revenue ton kilometers (RTK)(19)	1,052	838	748	695
Available ton kilometers (ATK)(20)	1,633	1,403	1,198	1,087
Gallons of fuel consumed (in thousands)	427,785	406,143	388,066	350,122
Average price of jet fuel into plane (net of hedge) (US$/gallon)	3.15	3.27	3.33	3.15
Average stage length (kilometers)(21)	972	1,025	1,056	1,063
On-time domestic performance(22)	71.9%	67.4%	66.4%	70.1%
On-time international performance(23)	80.9%	80.4%	79.2%	79.3%
Completion rate(24)	98.1%	98.0%	98.3%	98.3%
Technical dispatch reliability(25)	99.4%	99.4%	99.5%	99.3%
Departures	282,475	253,967	247,365	228,056
Average daily departures	774	696	678	627
Airports served at period end	102	98	98	110
Routes served at period end	168	170	169	168
Direct sales as % of total sales(26)	33.6%	31.0%	33.3%	32.1%
Full-time employees and cooperative members at period end	20,545	19,153	18,071	17,360
Revenue per full-time employee plus cooperative members (US$)	229	241	236	219

(1)	We previously recognized deferred miles related to our LifeMiles rewards program as current air traffic liability. We now recognize such deferred miles as current and non-current air traffic liability. A similar adjustment in this presentation has been made for prior years. Avianca launched LifeMiles in March 2011. As a result, we had no non-current air traffic liability as of January 1, 2014.
(2)	Includes Aerounion revenues for the months of November and December 2014.
(3)	Dividends of $0.06691 per share were declared in March 2015 and will be paid no later than October 2015 based on profits for the year 2014. The COP equivalent of such dividends will be determined the date prior to the payment date. The COP equivalent shown represents the COP/US$ exchange rate in effect on December 31, 2014. Dividends of 75/0.04 COP/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012. Dividends of 50/0.03 COP/US$ per share were declared in March 2012 and paid in April 2012 based on profits for the year 2011.

(4)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization, and impairment and aircraft rentals, minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit to Adjusted EBITDAR for the specified periods:

	Year Ended December 31,
	2014	2013	2012	2011
Net profit for the year	$128,494	$248,821	$38,257	$99,876
Add: Income tax expense	50,280	46,460	64,705	43,814
Add: Depreciation, amortization, and impairment	$198,660	169,580	122,080	126,507
Add: Aircraft rentals	299,220	273,643	255,566	214,861
Minus: Interest expense	(133,989)	(113,330)	(122,112)	(90,778)
Minus: Interest income	17,099	11,565	25,006	33,649
Minus: Derivative instruments	5,924	(11,402)	(24,042)	(3,164)
Minus: Foreign exchange	10,272	23,517	(56,788)	1,600

Adjusted EBITDAR	$777,348	$828,154	$658,544	$543,751

(5)	Operating margin represents operating profit divided by total operating revenue.
(6)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(7)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(8)	Operating data does not include regional operations in Central America except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(9)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(10)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(11)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(12)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport.
(14)	Average number of block hours operated per day per average number of passenger aircraft.
(15)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(16)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(17)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(18)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(19)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.
(20)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(21)	The average number of kilometers flown per flight.
(22)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival.
(23)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival.
(24)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice).
(25)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(26)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since our February 1, 2010 combination of Aerovías del Continente Americano S.A. Avianca or Avianca, and Grupo Taca Holdings Limited, or Taca, we have grown our operations and have been profitable. Since that date, we have benefited from favorable external circumstances that may not continue, including, among others, growth in the overall market for air travel in Latin America and favorable political and economic conditions in Colombia, Peru and much of Central America. Prospective investors should understand that our future results of operations are subject to significant uncertainties, and that our past results (and improvements in market share) may not be indicative of our future performance.

We seek to continue to grow by expanding our service to new markets and by increasing the frequency of our flights to some of the markets we currently serve. For example, we plan to begin operating a new route between Bogotá and Los Angeles in July 2015 and to expand our Bogotá – London route into a daily flight in July 2015. We cannot assure you, however, that any such future growth will improve our overall profitability and may, in fact, damage our profitability. When we commence a new route, our load factors tend to be lower than those on our established routes, and our advertising and other promotional costs tend to be higher, which may result in initial losses that would have a negative impact on our consolidated results of operations as well as require a substantial amount of cash to fund. We also periodically offer special promotional fares, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect.

Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 13.5%, 5.4%, 8.2%, 6.9% and 5.1% in 2010, 2011, 2012, 2013 and 2014, respectively. We cannot give you any assurance that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. For example, due to difficulties in repatriating funds from Venezuela, in 2014, we significantly reduced our service to Venezuela. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.” There are other variables that are also affecting the Latin American airline industry and that may affect our performance. For example, the International Monetary Fund recently forecasted moderate GDP growth for emerging markets due to the decline in oil and commodity prices as well currency depreciation. In light of these factors, we cannot assure you that we will be able to successfully maintain profitability, establish new markets or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

We may not be able to achieve all the anticipated benefits of the combination of Avianca and Taca.

We became the parent company of Avianca and Taca in February 2010 in connection with the combination of Avianca and Taca, two large and complex airlines that had previously operated as competitors. The success of the combination of Avianca and Taca depends in large part on our ability to achieve anticipated synergies from the streamlining of operations and personnel, increased economies of scale, new product and service offerings and organic growth. We have successfully implemented the initial phase of our integration, which consisted of the commercial integration of our fleets, networks and certain revenue management practices, however we still face challenges in implementing the second phase of operational integration, which focuses on achieving improved operating efficiencies from synergies and economies of scale. There is a risk that we may not be able to complete this integration in a manner that achieves the revenue synergies, cost savings and growth opportunities in the time, manner or amounts that we seek, if at all.

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

In order to achieve the anticipated benefits of the combination of Avianca and Taca, the operations of both companies will need to continue to be reorganized, and their resources will need to be combined in a timely and efficient manner. We cannot assure you that we will be able to do so as anticipated. If we fail to implement the integration effectively and within the time frame currently contemplated, or if for any other reason the anticipated cost savings and growth opportunities fail to materialize, our business, financial condition, results of operation and business prospects could be materially and adversely affected.

If our new aircraft are not delivered or placed into service on time, our competitive position and results of operations are likely to be harmed.

We have entered into several agreements to acquire up to 50 Airbus and 11 Boeing for delivery between 2015 and 2019, and, in connection with our fleet modernization plan, signed a new A320 family Memorandum of Understanding (“MOU”) in December 2014, for a total of 100 new engine option (“neo”) aircrafts, for which we expect to enter into a definitive purchase agreement in the second quarter of 2015. The timely delivery of these new aircraft by Airbus and Boeing is subject to a number of uncertainties including (i) the fact that Airbus or Boeing may be unable or unwilling to fulfill their contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, as has happened in the past to B787 aircraft operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

Even if our new aircraft are delivered on time, certain additional risks may delay our ability to put them into service immediately, including:

•	difficulties or delays in obtaining the necessary certifications from the aviation regulatory authorities of the countries to which we fly;

•	difficulties in obtaining the required documentation to complete the registration of the aircraft before each local aviation authority;

•	difficulties with local customs authorities in the process of reporting the entrance and import of the aircraft into the countries in which we fly;

•	difficulties in obtaining parts and other buyer-furnished equipment (such as in-flight entertainment systems); and

•	the failure of the new aircraft and their components to comply with agreed specifications and performance standards.

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of 5.5 years as of December 31, 2014, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of approximately 6.4 years. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of aircraft ordered from Airbus, Boeing and ATR may adversely impact our operations and financial results.

We expect our fleet renewal plan to result in increased fuel efficiency, crew productivity, and lower training costs leading to higher operational efficiency and flexibility. However, if the aircraft do not perform as expected, their introduction may not result in the aforementioned benefits, and additional cost will be incurred associated with their purchase and with the replacement of older aircrafts. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances in the event these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would adequately compensate us for the loss of the anticipated benefits of the new aircraft. The incurrence of the additional financing costs to purchase these aircraft and the additional cost of retiring portions of our current fleet without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft and return of old aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 62 new aircraft into our fleet between 2015 and 2019 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

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

We have significant indebtedness and financing costs and expect to incur additional indebtedness and financing costs as we modernize our fleet and seek to grow our business.

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2014, we had $3,170.6 million of total debt outstanding. Our interest expense was $134.0 million in 2014. For the year ended December 31, 2014, our aircraft rental expense under aircraft operating leases aggregated $299.2 million, and our facility rental costs aggregated more than $36.7 million. In addition, we have entered into agreements to acquire up to 50 Airbus, 11 Boeing and one ATR aircraft for delivery between 2015 and 2019. We have also entered into an MOU whereby we expect to enter into a purchase agreement to acquire 100 A320 neos for delivery between 2019 and 2024, which will require significant additional financing costs. See “Item 5. Operating and Financial Review and Prospects—Part F. Contractual Obligations” for information on the magnitude of such financial commitments.

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

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition and results of operations. Fitch Ratings revised its outlook for us from “stable” to “negative.” If this change in outlook eventually results in a downgrade of our credit rating, it may become more difficult for us to obtain financing.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken in to account in evaluating our overall level of leverage and financial health. As of December 31, 2014, the balance of our aircraft off-balance sheet arrangements was $1,089.6 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet modernization plan, many of which could be through operating leases.

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

We have in the past and may in the future fall out of compliance with financial covenants in our debt agreements. Currently, we are not in compliance with some of the financial covenants in our debt agreements. Although we have obtained waivers for these incidences of non-compliance currently and in the past, we cannot give you any assurance that we will be able to obtain waivers for any future failures to meet financial covenants, or that our lenders will not declare defaults or accelerate the repayment of our debt as a result of such failures.

We recently began preparing our financial statements in accordance with IFRS and, as a result, our available financial data is limited.

As of December 11, 2012, our board of directors approved the adoption of IFRS. We used a transition date of January 1, 2011, and as a result our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS for any prior periods. This makes it more difficult for you to compare our consolidated results of operations for prior years to our results of operations for the more recent years and to discern trends that would otherwise be more apparent if we were to present financial information in accordance with IFRS for years prior to 2012. The lack of financial information from which to draw comparisons of our financial data may make it difficult for you to gain a full and accurate understanding of trends affecting our results of operations, financial condition and business prospects.

Our maintenance costs will increase as our fleet ages.

Because the average age of our operative fleet was approximately 6.4 years as of December 31, 2014, our fleet requires less maintenance now than it will in the future. As of December 31, 2014, our jet passenger operative fleet had an average age of 5.5 years, our cargo fleet had an average age of 16.8 years and our turboprop operative fleet had an average age of 6.3 years. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

We depend on strategic alliances or commercial relationships, such as our membership in Star Alliance, in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminate.

In many of the jurisdictions in which we operate, we have found it in our interest to maintain a number of alliances and other commercial relationships. We depend on these alliances and/or commercial relationships to enhance our network and, in some cases, to offer our customers alternative services that we could not otherwise offer. If any of our strategic alliances and commercial relationships, in particular with Star Alliance or its members, deteriorates, or any of these agreements are terminated, our business, financial condition and results of operations could be negatively affected.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating a simplified fleet. At December 31, 2014, 136 of the 193 aircraft that comprised our total fleet (including nine aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, OceanAir, which conducts business under the trade name Avianca Brazil, and three inactive aircraft) were Airbus. Our jet fleet also includes 12 Embraer aircraft, and we have also entered into agreements to acquire up to 15 Boeing 787 Dreamliners to implement our long-haul strategy. As of December 31, 2014, four B787 have been received. We also completely replaced our regional turboprop fleet of Fokker 50s and are still in the process of replacing the ATR42s with 14 new ATR72s delivered between 2014 and 2015. As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft.

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

We are dependent on our hub at Bogotá’s El Dorado International Airport and Puente Aéreo.

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During 2014, approximately 76% of our domestic flights and approximately 31% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

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

If the expansion of El Dorado International Airport is not carried out timely, this will likely constrain significantly our ability to grow and adversely affect our ability to maintain the competitiveness of our business model. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which negatively affect our profitability. During periods of fog, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition. In addition, the number of gates at El Dorado International Airport need to be increased to accommodate demand, which currently exceeds the airport’s capacity.

In June of 2014, we moved some of our domestic operations from Puente Aéreo domestic terminal to El Dorado International Airport in order to improve connectivity between our international and domestic flights. We implemented a second phase on October 26, 2014, and now operate 56% of our daily domestic flights from El Dorado International Airport. Although the new airport benefits our customer experience, a new operation scheme may also present challenges in coordination, planning and costs.

Recently, the Colombian government announced the expansion of the El Dorado International Airport due to lack of space in the actual facilities and the increasing growth of passenger demand in the country. In the next two years, the airport capacity will increase by 48%, with an anticipated capacity of 40 million passengers. The expansion project seeks to increase size, improve infrastructure, process and customer service and benefit operations. This expansion includes: increase of operations per hour, addition of 27 new gates (for a total of 54 at the airport), more space for passenger terminals (such as areas related to customer service, new commercial and food court areas) and new VIP lounges. We may experience difficulties in our operations during this expansion process and we cannot assure that the expansion will be successful or be completed within the expected time frame.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions.

We are in the process of incorporating new information technology systems to improve our maintenance and flight operations and integrate our legacy Avianca and Taca systems. Although we seek to implement our new flight operations systems during 2015 and 2016, we cannot assure you we will be able to do so. Our incorporation of these new systems is intended to help us increase revenue, reduce costs, enhance customer satisfaction and increase operating efficiencies, however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

Additionally, in July 2014, we implemented a new Enterprise Resource Planning (ERP) system to handle business, human resources and financial processes, as well as a new a MRO software solution (Aircraft Maintenance) and encountered several challenges during such implementation. In particular, we identified a material weakness in our internal controls over financial reporting with respect to our ITGCs. We did not implement and maintain effective ITGCs over our general ledger systems and other related IT systems we use to process our accounting transactions. Although our management has initiated steps to remediate this issue and we believe the planned process improvements will adequately remediate the material weakness described above and will strengthen our internal controls over financial reporting, these steps may prove unsuccessful and we may be unable to effectively implement ITGCs that restrict access to our applications and data to appropriate internal personnel. This and any further issues with the implementation of our ERP system may increase our costs and affect our results of operations.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly and often disproportionately to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods. Although global air freight growth was healthier in 2014 compared to 2013, such growth in Latin America increased only by 0.1%. Certain Latin American countries, in particular Argentina, Brazil and Venezuela, may continue to face economic challenges that may impact both import and exports of goods.

A competitive environment and excess capacity in most markets continuously puts pressure on yields. This situation may be worsened by recent the decrease in fuel prices which may cause increased capacity in certain routes by competitor airlines, adversely affecting yields and market share and therefore expected profitability.

Cargo demand and flows are unidirectional, and dependent on a small number of product categories. This structural imbalance between inbound and outbound flows poses a challenge to freighter operations as lack of demand in a particular direction may force airlines to rely on different markets in order to maximize loads on return flights. Product concentration may also enhance this challenge, as the volume of goods that we transport on a specific direction may be strongly affected by any event that negatively affects the production of these goods (for example fresh flowers from Ecuador and Colombia).

In 2014, mostly during the last quarter, many Latin American countries faced depreciation of local currencies compared to U.S. dollars. The Euro also showed this depreciation trend. This type of foreign exchange rate behavior may impact imports and exports of certain sensitive cargo products.

Regarding our recent investment in Aerounión, if we fail to achieve the expected synergies from this acquisition in a timely manner, we may not meet the expected return of investment within the timeframe originally contemplated.

We rely on third parties to provide us with parts and services.

We have entered into agreements with, and depend upon, a number of suppliers for our parts and engines for both provisioning and maintenance. We also have entered into agreements with third-party contractors to provide us with call-center services, catering, ground handling, cargo and baggage handling and “below the wing” aircraft services. It is our general policy that our agreements with suppliers and third-party contractors are subject to termination on short notice. In some cases, we would be forced to pay penalties for terminating contracts on short notice and our contractors have also the right to terminate on short notice the agreements entered into with us. The termination of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential supplies and services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those supplies and services. We expect to be dependent on such agreements for the foreseeable future, and, if we enter any new market, we will need to enter into additional similar agreements.

Our business is highly regulated and changes in the regulatory environmental in which we operate may adversely affect our business and results of operations.

Our business is highly regulated and substantially depends upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (management techniques that use passenger demanding forecasting and fare-mix optimization techniques to maximize profit for an airline) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and results of operations.

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

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the different countries, and we must obtain permission from applicable governments to provide service to international destinations. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

Further, if we are unable to obtain favorable take-off and landing authorizations at certain high-density airports, our business, financial condition and results of operations could be adversely affected. There can be no assurance that we will be able to obtain all requested authorizations and slots in the future because, among other factors, government policies regulating the distribution of the authorizations and slots are subject to change.

In addition, certain of the bilateral air transport agreements, including, among others, agreements of Colombia with Bolivia, Ecuador, Peru, Panama, Chile, Argentina, the Dominican Republic, Cuba, the Netherlands and Costa Rica contain the requirement that our relevant operating subsidiaries must be incorporated and have their principal domicile, management, operations, technical maintenance and offices in certain designated countries. Also, all of the agreements negotiated by El Salvador (except for the agreements with Ecuador, Colombia, Emirates, Qatar and Chile) contain a clause that our airline in El Salvador (Taca International) remains substantially owned and effectively controlled by Salvadoran nationals. A substantial part of the agreements negotiated by Costa Rica also contain ownership and control requirements.

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

As of December 31, 2014, approximately 74.6% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, and the U.S. Drug Enforcement Agency. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

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

Some of our subsidiaries are currently defendants to several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. See “Item 8. Financial Information—Part A. Consolidated Statements and Other Financial Information—Litigation” and “Note 32—Provisions for legal claims” to our audited financial statements as of and for the year ended December 31, 2014.

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

The European Union (“EU”) has adopted a directive under which the existing emissions trading scheme (the “ETS”) in each EU member state would be extended to airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from EU member states. The ETS’s application to flights was scheduled to begin in 2012, however, its implementation to international flights has been delayed by the EU. The EU did not collect allowances from airlines in 2013 and only enforced the directive with respect to airlines that conducted intra-European flights during 2012.

Although it is uncertain when and if the ETS will be implemented, it is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future. Currently, we operate three routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states, we may be required to participate in some form of an international aircraft emissions program in the future. Costs associated with compliance with any international emissions program, including the ETS, could be significant and require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states.

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

We rely on the third party providers of our current automated systems and data center infrastructure for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security and disaster recovery measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation.

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

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, operational and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In the countries in which we operate, there is a significant shortage of qualified pilots and maintenance technicians or other qualified personnel, and we have faced considerable turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher. Our business is also dependent on customer-service skilled employees. The loss of any executive officer, senior manager, key employee or other highly skilled personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect upon our business, operating results and financial condition. Further, should the turnover of such employees (particularly pilots and maintenance technicians) increase, our training costs would be significantly higher. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain such qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Labor disputes may result in a material adverse effect on our results of operations.

Approximately 7% of our overall employees and 22% of our pilots belong to a labor union. There are currently fifteen unions covering our employees. Seven of these unions are in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers and the Colombian Union of Air Transportation Workers. We also have employees covered by two labor unions in Argentina, one in Uruguay, one in Mexico, two in Peru, one in Brazil and one in Ecuador.

In October 2013, we were negotiating a new collective bargaining agreement with the Colombian Association of Civil Aviators (ACDAC), which as of December 31, 2014 represents approximately 38% of our pilots in Colombia, but we were not able to reach an agreement. The prior collective bargaining agreement we had with ACDAC expired in March 2013 and was automatically extended for a six month period according to Colombian regulations. Pursuant to a judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014, and we are waiting for the matter to be submitted to binding arbitration to resolve this dispute. Nevertheless, the judicial order does not require us to resume conversations with ACDAC. Certain pilots in ACDAC have stopped following certain of our cost-saving and time-saving operating practices and have started to fly and taxi at the minimum speeds permitted by their respective labor contracts, increasing our block hours and flying times, and have ceased implementing certain cost-saving practices such as taxiing with only one engine and requesting direct landing approaches to air controllers and therefore increasing flying time.

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

We commenced negotiation sessions with the Workers (flight attendants, airport agents and instructors) Union of Trans American Airlines, S.A. on April 10, 2015. The results of the negotiations with the Workers Union of Trans American Airlines, S.A. may affect the negotiations with the members of the Colombian Association of Flight Attendants. The negotiations with the National Union of Air Transportation Industry Workers, the Colombian Association of Aircraft Mechanics and the Colombian Association of Flight Engineers, and the Association of Tampa Cargo workers are expected to take place during the second quarter of 2015. Typically, our collective bargaining agreements in Colombia, Peru and Mexico last two to five years. In addition, we signed an agreement with the Pilot’s Union of Trans American Airlines S.A. on April 9, 2015, which will remain in place 3.5 years and we expect negotiations will resume in August 2017. The relations during this negotiation were carried out in very professional terms and no disruptions arose during these months. Because we provide an essential public service, strikes and work interruptions are forbidden by law in Colombia; however, a slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions.

As of December 31, 2014, we had 4,613 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we have been directly hiring all administrative personnel while continuing to use the cooperatives for services and maintenance personnel. Even though we believe we were and continue to be in compliance with applicable laws, individuals hired through cooperatives may potentially file claims against us in connection with alleged labor benefits earned during the time they were hired through the cooperatives. An adverse decision under these claims could force us to make substantial payments, which could adversely affect our financial condition.

A significant percentage of our sales depends on our relationships with travel agencies and tour operators.

Approximately 67%, 69% and 65% of our sales were derived from tickets sold by travel agencies or tour operators in 2012, 2013 and 2014, respectively. We cannot assure you that we will be able to maintain favorable relationships with these ticket agencies and operators. In addition, our contractual arrangements with these sellers may be terminated on short notice. Our revenue could be adversely impacted if travel agencies or tour operators were to elect to favor other airlines or to disfavor us. Our relationships with travel agencies and tour operators may be affected by:

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca S.A.’s ability to pay dividends prior to December 31, 2015 unless certain covenants are satisfied. As of December 31, 2014, Avianca S.A. was not meeting the ratio necessary to pay dividends to us under its local bonds.

We may be liable for the potential under-funding of a pilot’s pension fund.

We are obligated to make contributions to a pilot’s pension fund for the Colombian Association of Civil Aviators known as La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension fund manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review. However, the obligation of pension contribution to CAXDAC shall terminate at the time we transfer the full value of actuarial calculation, which, under Colombian law, should occur no later than the end of 2023.

Risks Relating to the Airline Industry

The airline industry is highly competitive.

We face intense competition throughout our domestic and international route networks, which can affect our yields and otherwise adversely impact our results of operations. Overall airline industry profit margins are low and industry earnings are volatile. Airlines compete in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

During 2012, 2013 and 2014, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 31.0%, 29.8% and 31.6% of our passenger revenue and approximately 57.1%, 58.0% and 60.8% of our revenue passengers. As a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are EasyFly, LATAM Airlines Group, Satena and VivaColombia. We may face significantly stronger domestic competition in the future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the Colombian domestic market. Our primary competitors in the Peruvian domestic market are Star Peru, LATAM Airlines Group and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeroméxico, Interjet, Jet Blue Airways, Spirit Airlines, Aerolineas Argentinas, and, recently, VECA and VivaColombia. See “Item 4. Information on the Company—Part B. Business Overview—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. Recently, due to the possibility of the elimination of the Schengen Visa (which permits free travel without immigration checks between participating European countries) for Colombian and Peruvian citizens, many European airlines are willing to enter into these markets causing some pressure to reduce market fares. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

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

Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 32.7%, 31.4% and 30. 4%, respectively, of our operating expenses in the years ended December 31, 2012, 2013 and 2014. Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility.

We are vulnerable to any future increases in the cost of fuel. We cannot assure you that fuel costs will not increase significantly above their current levels. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to develop our corporate risk policy to protect against significant increases in fuel prices; however, the hedge contracts and agreements we use do not completely protect us against price volatility, are limited in volume and duration and may carry counterparty risk. Under the fuel hedge contracts we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if the price of crude oils falls below specified benchmarks. Meeting our obligations to fund these margin calls could adversely affect our liquidity. When fuel prices fall, we are typically exposed to losses on our hedge contracts, which can partially offset savings in fuel cost expense that we experience in our operations.

Due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations. During 2008, fuel prices experienced significant volatility, with West Texas Intermediate, or WTI, crude prices, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, in excess of $140 per barrel during the summer before dropping to $44.60 to close the year. Prices then increased to approximately $72 per barrel in the second half of 2009. During 2010, prices gradually increased and closed the year at approximately $91 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. From 2012 and to August 2014, prices were approximately $97 per barrel. Prices then started to decrease, and, by the end of 2014 had reached approximately $53.45 per barrel. The average price of WTI as of April 6, 2015 was $52.08.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which Terpel supplied us with approximately 90.2%, 90.4% and 97.7% of our fuel needs in Colombia for each of 2012, 2013 and 2014, respectively. During 2012, 2013 and 2014, respectively, it supplied approximately 35.6%, 36.8% and 41.0% of our total fuel consumption. In the event such arrangements were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. For example, in October 2010 EasyFly started operations in Colombia with deeply discounted fares, VivaColombia started operations in the domestic market in 2012 and in international markets in August 2014, JetBlue Airways initiated operations between the U.S. and Colombia in 2009 and also operates routes between the U.S. and Central America, and, as of November 2013, began operations between the U.S. and Peru, and Spirit Airlines, another U.S. low cost carrier, operates routes between the U.S. and Colombia, the U.S. and Central America and the U.S. and Peru. More recently, in January 2015, VECA started operations in El Salvador with routes into Central America with deeply discounted fares as well.

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

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, regulatory facilities, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

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

On February 3, 2014, we took preventative action to ground our fleet of ten Fokker 50 turboprop aircraft (including four that were inactive) following an engine malfunction in one of the Fokker 50 aircraft in Cali, Colombia. We have since replaced our entire fleet of Fokker 50s with ATR72s.

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

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 3.9% of GDP in 2010, 2.8% of GDP in 2011, 2.3% of GDP in 2012, 2.4% of GDP in 2013 and 2.3% of GDP in 2014.

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

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability or that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

We also cannot predict the effects that such policies will have on the Colombian economy. Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or FARC, paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Since 2012, the Colombian Government began peace process negotiations with FARC. Nevertheless, despite these efforts, guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy and/or on us in the future. We cannot assure you that preventative measures we have taken will protect us, our customers, employees or assets from violence or other actions that are detrimental to us.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections. Salvador Sánchez Cerén, an FMLN member, was recently elected by a narrow margin and became president on June 1, 2014. We are uncertain what this new leader’s policies may be and how they will affect our business and operations. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Salvadorian economy and, as a result, our business, financial condition and results of operations.

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

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

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

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. In 2014, Costa Rica faced a poverty level estimated at 22%, sizeable internal and external deficits resulting in high inflation, and an outdated tax system. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 26% in 2014. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future. The decline of oil prices in 2014 may also prove to have a significant impact on the Ecuadorian economy.

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

After the death of former President Hugo Chavez in March 2013, political and economic conditions in Venezuela have worsened and continue to be uncertain, and his successor has adopted policies that are unfavorable to our operations in Venezuela. We continue to face difficulties in repatriating significant amounts of cash generated by our operations in Venezuela.

Since 2003, the Venezuelan government decreed that all remittances abroad require the prior approval of CADIVI. During the years ended December 31, 2013 and 2014, we did not obtain approval for remittance of the total amount of funds requested and, as of December 31, 2014, there was a pending amount to be authorized equal to $249.8 million related to 2013 and $30.8 million related to 2014.

For the year ended December 31, 2013, the Company incurred losses of $46.0 related to devaluation of the Venezuelan bolivar, after the government announced that it would change the CADIVI exchange rate from US$1:VEF 4.3 to US$1:VEF 6.3 for requests submitted in 2013.

As of December 31, 2014, our unremitted cash in Venezuela had accumulated to approximately VEF 1,944 million (approximately US$281.2 million) and available-for-sale securities represented US$1.5 million. The available cash in Venezuela represented 43.9% of our total cash and cash equivalents, based on the applicable official exchange rates at such date.

During 2014, the applicable exchange rate for repatriation requests submitted in 2014 was set at US$1:VEF 12.0. As a result, during the twelve month period ended December 31, 2014, we recorded total losses due to exchange rate fluctuations in Venezuela amounting to $37.0 million.

Despite the uncertainty of the current exchange control in Venezuela, the government has announced a new currency system on February 12, 2015 called the Marginal Currency System or SIMADI which consists of a mechanism from which both businesses and individuals are allowed to purchase and sell foreign currency at the price set by the market (as of March 2015, this rate sells US$1 at VEF 192.95). According to this announcement, the system known as SICAD II was annulled and combined with the former rate SICAD 1, creating a new exchange rate named SICAD exclusively for non-essential goods at which US$1 is sold at VEF 12.00. Although this rate remains static as of March, it is expected to fluctuate as the government decides to stimulate specific industries. On the other hand, the official exchange rate remains unchanged (US$1:VEF 6.30) and it is still used for preferential goods only. Although we had a total amount of VEF 370 million as of December 2014 awaiting repatriation at a rate of the new SICAD, the larger amount of VEF 1,574 million is still expected to be remitted at a rate of 6.30 VEF to 1.00 USD.

Pursuant to Providencia No. 6,122 of January 23, 2014, changes to the effective remittance exchange rate should not apply to amounts that had already been submitted for remittance, but we cannot assure you that this will be the case, because political and regulatory conditions in Venezuela are evolving rapidly, and there is substantial uncertainty as to what exchange rate(s) might apply to any future conversion and remittance of our local currency cash balances. As of December 31, 2014, we held VEF 1.94 billion in Venezuela in cash, which at the exchange rates in effect at the relevant times of submission for repatriation and as of December 31, 2014 was the equivalent of $281.2 million. If we convert these funds into dollars at exchange rates less favorable to us than those we used in the preparation of our balance sheet at December 31, 2014, the adverse impact on the value of our funds in Venezuela could be significant. For example, if the SICAD’s December 31, 2014 auction exchange rate were to apply to this entire amount, the equivalent would be reduced to $162.0 million. If the most recent SICAD II rate or SIMADI rate were applied to our entire cash balances in Venezuela, the equivalent would be reduced to $38.9 million or $10.0 million, respectively, resulting in a very significant exchange loss to us. See note 6(g) in our audited financial statements for more information.

We have engaged in negotiations with the Venezuelan government, including the Civil Aviation Authority (Instituto Nacional de Aeronáutica Civil) and the Ministry of Aquatic and Air Transport (Ministerio del Poder Popular para Transporte Acuático y Aéro), in an effort to resolve our inability to convert and remit our substantial local currency cash balances, but to date we have been unsuccessful. To reduce our exposure to further accumulations of unremitted cash in Venezuela, we suspended the sale of tickets in local currency from July 2014 on, but allow the purchase in U.S. dollars only.

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

We are exposed to natural disasters in each of the countries in which we operate, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. For example, heavy rains in Colombia have resulted in severe flooding and mudslides. El Salvador has experienced many significant earthquakes, including in 1982, 1986 and 2001, that in each case resulted in numerous fatalities. Peru has also experienced numerous significant earthquakes, including in 2001, 2005, 2007 and 2011. Moreover, the Central American isthmus, in particular El Salvador, Costa Rica, Guatemala and Nicaragua, is home to one of the world’s largest concentrations of active volcanos. Colombia has also experienced significant volcanic activity, affecting important cities covered by our domestic operation. Such volcanic ash clouds would not only affect airport operations, but also the route conditions of flights operating near the affected zone.

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

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension fund regulations and other political or economic developments affecting Colombia, Peru, Venezuela, Ecuador and Central America. The governments in these countries have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in such countries, including us. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia, Peru, Venezuela, Ecuador and/or Central America. We cannot predict what policies will be adopted by the governments in these countries and consequently cannot assure you that future development in government policies or in the economies of these countries will not impair our business or financial condition or the market value of the ADSs.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Panama, Colombia or other countries where we operate could adversely affect our consolidated results.

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenues generated from a source outside Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Nevertheless, we cannot assure you that Panamanian and Colombian tax laws will not change or may be interpreted differently by authorities as a result of the implementation of IFRS, and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

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

In 2014, approximately 64.1% of our costs and expenses and 64.5% of our revenues were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate could adversely affect our business, financial condition and results of operations. In particular, during times when our non-U.S. dollar-denominated revenues exceed our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $56.8 million foreign exchange loss in 2012 was principally the result of the appreciation of the Colombian peso in 2012, our $23.5 million foreign exchange gain in 2013 was principally the result of the depreciation of the Colombian peso against the U.S. dollar in 2013, and our $10.3 million currency exchange gain in 2014 was principally the result of the depreciation of the Colombian peso against the U.S dollar, coupled with the depreciation of the Brazilian real and Argentinian peso in which we also maintain active positions against the U.S. dollar, in 2014. Depreciation of the Colombian peso against the U.S. dollar can cause the dollar-equivalent value of our revenues earned in Colombian pesos to decrease. We also have a significant cash balance in bolivares, which currency is currently subject to Venezuelan exchange controls. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.” Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2014, we had approximately $716 million in aggregate principal amount of variable-rate debt.

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

We and our controlling shareholders, Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives Synergy and Kingsland veto power over most significant strategic and operating transactions. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.” As of March 31, 2015, Synergy’s investment in us is approximately 78.1% of our common shares and 51.8% of our total outstanding shares and Kingsland’s investment in us is approximately 21.9% of our common shares and 14.5% of our total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operating transactions including, among others:

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

We recently completed our first assessment of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in this Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

We have identified material weaknesses in our internal controls over financial reporting related to our IT general controls (“ITGCs”) and financial statement close process, and if we fail to remediate these material weaknesses and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of the ADSs.

In connection with the evaluation of our disclosure controls and procedures, we identified material weaknesses in our internal control over financial reporting as of December 31, 2014. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statement will not be prevented or detected on a timely basis. The material weaknesses identified related to our ITGCs and financial statement close process was that our disclosure controls and procedures were not effective as a result of the implementation of our new enterprise resource planning (ERP) platform.

See Item 15 “Controls and Procedures—Management’s annual report on internal control over financial reporting” and “—Attestation report of the independent registered public accounting firm.”

Any failure to implement and maintain the needed improvements in the controls over our financial reporting, or difficulties encountered in the implementation of these improvements in our controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to improve our internal controls to address the identified weaknesses could result in our incurring substantial liability for not having met our legal obligation and could also make it more difficult for us to obtain additional financing on favorable terms or cause investors to lose confidence in our reported financial information, which could have a material adverse impact on our business and the trading price of the ADSs.

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

We are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and various other anti-corruption laws. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although our code of ethics and standards of conduct require our employees to comply with the FCPA and similar laws and our Board of Directors has issued an anticorruption policy, we are still in the process of FCPA compliance training for our employees and consultants. Nevertheless, we expect this policy and training program to be completed by the end of 2015. In addition, despite our ongoing efforts to ensure compliance with the FCPA and similar laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

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

The preferred shares represented by the ADSs are quoted in Colombian pesos on the Colombian Stock Exchange. Dividends and other distributions, if any, with respect to the preferred shares may be declared in Colombian pesos. Fluctuations in the exchange rate between Colombian pesos and U.S. dollars will affect, among other things, the foreign currency value of any such dividends or distributions.

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

History

We are an airline holding company incorporated in Panama in connection with the combination of Avianca and Taca in February 2010. The combination of Avianca and Taca was announced and agreed in October 2009 by their respective controlling shareholders who, after the approval of the combination by the antitrust and regulatory authorities, contributed their respective interests in Avianca and Taca to us. Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.) changed its domicile from the Commonwealth of the Bahamas to Panama and adopted its by-laws under Panamanian law on March 2, 2011.

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

In December 2014, we issued our first aircraft financing through a private placement. The transaction financed three new aircraft deliveries (A319, A321 and B787) for Avianca and totaled $152.9 million.

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and currently enjoys exclusive rights to use it for domestic routes in Colombia until the earlier of April 1, 2016 and the date that the Operadora Aeroportuaria Internacional, or OPAIN, provides Avianca the necessary space to have its domestic and international operations integrated in one terminal. In 2004, our current controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in November 2010 acquired Aerogal, an Ecuadorian airline, which currently is a direct subsidiary of Avianca Holdings S.A.

Taca

Taca was organized in 1931 in Honduras as Transportes Aéreos Centroamericanos (TACA). During the 1930s and 1940s, Taca expanded throughout Central America, including Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. By the 1950s, the operations were consolidated into one airline, Taca International, based in El Salvador. In 1963, the Kriete family acquired a majority interest in Taca. In the 1990s, Taca began acquiring interests in the flag carriers of each of the other Central American countries. In 1998, Taca modernized its fleet and redesigned its schedule into a dual hub and spoke network, with hubs in San Salvador and San José. In 1999, Taca launched Transamerican Airlines S.A., and added a hub in Lima, Peru.

Corporate Information

Our executive offices are located at Aquilino de la Guardia Calle No. 8, Panama City, Republic of Panama, and our telephone number is (+507) 205-6000.

Our authorized agent in the U.S., Avianca, Inc., is located at 122 East 42nd Street, Suite 2525, New York, NY 10168.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts. For the years ended December 31, 2014, 2013 and 2012, we invested $169.3 million, $320.3 million and $161.3 million, respectively, in advance payments on aircraft purchase contracts and $130.3 million, $264.7 million and $370.4 million, respectively, in acquisition of property and equipment, which primarily consisted of aircraft and engines.

B.	Business Overview

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2014, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,400 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,200 destinations. During the year ended December 31, 2014, we transported approximately 26.2 million passengers and 389,779 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 24.0% from $3,794.4 million in 2011 to $4,703.6 million in 2014, and our consolidated operating profit increased 38.0% from $202.4 million for the year ended December 31, 2011 to $279.4 million in 2014. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 23.9% and 28.2%, respectively, from 2011 to 2014 and during the same period our load factor decreased modestly from 79.6% to 79.4%.

As of December 31, 2014, we operated a modern fleet of 181 aircraft (139 jet passenger aircraft, 30 turboprop passenger aircraft and 12 cargo aircraft), mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between 2015 and 2019 of 50 new Airbus aircraft and 11 Boeing 787 Dreamliners. We also replaced our regional fleet of Fokker 50s and ATR42s with 15 new and more efficient ATR72s, the last of which was delivered in February 2015.

We provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 5.9 million members as of December 31, 2014. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 34% of our outstanding capital stock is represented by our non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares listed on the New York Stock Exchange as a result of our international initial public offering in November 2013. Approximately 78.1% of our voting common shares are owned by Synergy Aerospace Corp., a corporation indirectly controlled by the Efromovich family, and approximately 21.9% of our voting common shares are owned by Kingsland Holdings Limited, a corporation controlled by the Kriete family.

Our Strengths

We believe that our most important business strengths include the following:

•	A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 150.1 million inhabitants (excluding Panama) as of December 31, 2014 and what we believe to be dynamic and growing economies. Our passengers carried increased 6.6% in 2013 and 6.5% in 2014. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and grow from a position of strength.

•	A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified our service standards to strive for “Excelencia Latina” (Latin Excellence), the ideal we set for our service goals. In 2013, we were recognized as the “Best Airline in South/Latin America 2013” (Business Traveler Magazine “Best of the Best 2013” Awards) and the “Best Airline Staff Service South America” (Skytrax World Airline Awards 2013). In 2014, we were recognized as the “Best Airline Staff Service Central America and the Caribbean” (Skytrax World Airline Awards 2014), the “e-commerce Leader in the Colombian Tourism Industry” (Colombia e-commerce Award 2014) and the “Leader in Electronic Commerce in the category of Tourism in Latin America” (Latin American e-commerce Award). Beginning in May 2013, Avianca became our sole, unified brand for all of our operations.

•	A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2014 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•	One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 5.5 years as of December 31, 2014. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•	World-class loyalty program. Launched in March 2011, LifeMiles, the consolidation of AviancaPlus and Distancia, has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. As of December 31, 2014, LifeMiles has more than 5.9 million members. In March 2013, LifeMiles won its first Freddie Award for Best Redemption Ability in the Americas, just two years after the program was launched. In 2014, LifeMiles won two more Freddie Awards (Best Redemption Ability in the Americas, Best FFP Promotion in the Americas). The program has more than 200 commercial partners and continues developing new partnerships with banks, hotel chains, car rental companies, retailers and other airlines.

•	Diversified business. Each year, we continue to expand our business units to complement our passenger transport business. Through targeted investments, the company offers specialized courier and cargo services, personnel training, aircraft maintenance and tourism products which have increased revenue sources.

•	Experienced senior management team with strong track record. Our senior management team has significant industry knowledge and a demonstrated ability to acquire and integrate businesses successfully. In addition, we believe our incentive programs align our management team with our strategic objectives and contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to leverage our leadership position to take advantage of opportunities for profitable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. Key elements of our business strategy include the following:

•	Enhance customer loyalty through seeking to provide superior customer service and a culture of “Excelencia Latina.” Seeking to provide superior customer service is a cornerstone of our passenger and cargo business, and we seek to create a culture that delivers “Excelencia Latina” (Latin Excellence). We believe our culture of Excelencia Latina can differentiate us from our competitors by combining high-quality operating performance with a warm, Latin American service culture that we believe caters to the tastes of Latin American passengers. Our strategy is based on selecting, training and rewarding dedicated personnel, establishing a solid operational and technological platform to provide high-quality operations, and delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•	Focus on achieving further synergies from the Avianca-Taca combination to increase revenues and reduce costs. After the combination of Avianca and Taca in February 2010, we focused initially on the commercial integration of our combined network and grew significantly in terms of passengers carried and operating revenues. As we continue with the second phase of our post-combination integration, we believe there is still potential to achieve further revenue growth from the consolidation of our operations under a single Avianca brand and improvement of our revenue management practices. We are currently seeking to achieve cost synergies by consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. In addition, we are currently developing several projects to unify our IT platforms in finance, maintenance, operations and customer service.

•	Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We expect to add new destinations, routes and flight frequencies in Latin America to meet or stimulate demand for our services, in particular by adding new long-haul and other international destinations to be served from our Bogotá and Lima hubs, by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub and by taking advantage of what we believe to be increasing demand for air travel within Latin America. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•	Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue and profit. We believe we have been successful in increasing our footprint in the cargo business in Latin American markets by optimizing our freighter schedules in spite of market imbalances, by maximizing the belly utilization in our passenger fleet, and through the continuous analysis of opportunities for growth in strategic markets. During 2014, we acquired an ownership interest consisting of 25% of the voting rights and 92.7% of the economic rights of Aero Transporte de Carga Unión, S.A. de C.V., or Aerounion, a Mexican cargo company, entered into commercial agreements with Aerounion and our affiliate OceanAir Linhas Aereas S.A. to expand our services in the Mexican and in the Brazilian markets. In addition, we also entered into a commercial agreement with Etihad Cargo on a freighter service between Milan/Amsterdam and Bogota.

•	Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. Our wholly-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles and loyalty services to program members and about 200 commercial partners. Sales from our loyalty business unit increased approximately 50% during the two-year period ended December 31, 2014. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding products and partnerships and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines. We continue to develop our LifeMiles loyalty program as a separate business unit. In furtherance of that purpose and to enhance the value of our LifeMiles business unit, we are in the process of evaluating potential partnerships and investors for LifeMiles Corp. and have engaged professional advisors to assist in such initiative.

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

Passenger operations

Our passenger revenues represented 83.2%, 83.8% and 82.1% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Domestic

Domestic revenue accounted for approximately 28.4%, 26.7% and 27.7% of our total passenger revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

Our Colombian domestic passenger revenue accounted for approximately 87.1%, 87.6% and 88.2% of our total domestic passenger revenue for the years ended December 31, 2012, 2013 and 2014, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2014, approximately 65% of our domestic passengers regard Bogotá as their destination or origination point, 24% of our domestic passengers pass through Bogotá in transit to other points on our domestic route network and the remaining 11% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 6.8%, 7.9% and 7.0% of our total domestic passenger revenue for the years ended December 31, 2012, 2013 and 2014, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation in Peru. Currently we fly twenty-two frequencies to seven domestic destinations. During the years ended December 31, 2013 and 2014, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 14.1% and 13.0%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 6.1%, 4.5% and 4.7% of our total domestic passenger revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

International

International revenue accounted for approximately 71.6%, 73.3% and 72.3% of our total passenger revenue for the years ended December 31, 2012, 2013 and 2014.

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

Our international traffic is served through our airlines: Avianca (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Transamerican Airlines S.A. (Peru). Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras (Honduras), operate their international routes through charter flights and wet leases with other of our subsidiaries. We are not currently operating any flights with the license for international routes of Nicaraguense de Aviación S.A.—Nica (Nicaragua).

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 0.4%, 0.2% and 0.8% of our total passenger revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

Cargo and other

Our cargo business operates in most of the route network of our passenger airline business, using the belly capacity of our passenger fleet, and also by freighter-only operations. Our passenger airline business includes more than 100 destinations to which we can transport cargo in the bellies of our passenger aircraft. In addition, we operate in six more destinations exclusively for cargo. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. We may also strengthen our destination offerings through interline agreements.

During 2014, our cargo capacity in terms of ATKs increased 16.4%. Our RTKs grew more than our capacity, with a 25.3% increase from 2013 to 2014. This resulted in a 4.4 point increase in our cargo load factor, from 60.0% in 2013 to 64.4% in 2014. This growth was much stronger than general market growth in Latin America (0.1%) and North America (2.4%), reflecting our strategy of belly maximization, freighter schedule optimization and strategic market growth.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31(1),
	2014	2013	2012
Total ATKs (millions)	1,633	1,403	1,198
Total RTKs (millions)	1,052	838	748
Weight of cargo carried (thousands of tons)	390	319	299
Total cargo yield (cargo revenues/RTKs, in $)	0.46	0.51	0.54
Total cargo load factor (%)	64.4%	60.0%	62.5%

(1)	ATKs, RTKs and cargo tons do not include domestic Colombia and Ecuador and Aerounion.

Our international cargo operations are headquartered in Bogotá, though we also have a significant cargo operation in Medellin and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. In Latin America, our main origins of our cargo are Colombia, Ecuador, Peru, Brazil and Mexico. We operate in/out of Europe through our passenger schedule services to Madrid, Barcelona and London. We also offer other destinations around the world through our code share, interline and commercial agreements.

During 2014, Avianca Cargo considerably increased its footprint in Miami and Colombia. In Miami, Avianca Cargo as a group ranked in the top three airlines to carry international freight in/out MIA, with a 28% increase in 2014 versus 2013. In Colombia, Avianca Cargo represented the strongest growth in gross tons, with a 14% growth in 2014 versus 2013, validating it as Colombia’s largest cargo carrier in gross tons.

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

Our courier revenues represented 1.8%, 1.7% and 1.6% of our total revenues for the years ending December 31, 2012, 2013 and 2014, respectively.

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

Other revenues accounted for approximately 5.5% of our total revenue in 2012, 5.3% of our total revenue in 2013 and 5.9% of our total revenue in 2014.

Route Network and Schedules

Through our network, we operate more than 770 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to more than 1,000 destinations worldwide through code-sharing arrangements with Aeroméxico, OceanAir, Air Canada, COPA, Iberia, Lufthansa, Satena, Sky Airline, Turkish Airlines and United Airlines. Additionally, by joining Star Alliance in 2012, we increased the reach of our frequent flyer program, granting access to our clients to more than 1,200 destinations and more than 990 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 27 Star Alliance carrier members.

We connect city pairs with lower passenger traffic through our three hubs, which build density on flights and enable us to serve these destinations with a higher frequency. When passenger demand for a particular city pair is sufficient, we provide point-to-point service, which reduces travel time and inconvenience for passengers. We believe that this mixed model allows us to efficiently allocate our resources among high and low-traffic destinations.

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

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2014	2013	2012
Domestic Colombia	27.9%	26.1%	27.0%
Domestic Ecuador	1.5%	1.3%	1.9%
Domestic Peru	2.2%	2.4%	2.1%
Central America & Caribbean (non-regional)	7.1%	7.1%	7.2%
Intra Home Markets(1)	10.1%	9.7%	9.1%
Europe	9.8%	8.7%	8.1%
North America(2)	24.7%	24.9%	25.9%
South America	16.6%	19.7%	18.1%
Regional Central America	0.2%	0.2%	0.4%

Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2014		2013		2012
Domestic Colombia	13,198,917	52.0%	12,028,242	50.1%	11,002,991	48.7%
Domestic Ecuador	831,481	3.3%	707,545	2.9%	949,313	4.2%
Domestic Peru	1,173,258	4.6%	1,188,803	4.9%	946,753	4.2%
Central America & Caribbean (non-regional)	2,070,371	8.2%	1,988,961	8.3%	1,957,045	8.7%
Intra Home Markets(1)	2,008,145	7.9%	1,912,645	8.0%	1,732,494	7.7%
Europe	543,222	2.1%	509,538	2.1%	440,468	1.9%
North America(2)	3,550,738	14.0%	3,414,358	14.2%	3,363,730	14.9%
South America	1,843,825	7.3%	2,115,779	8.8%	2,032,398	9.0%
Regional Central America	161,585	0.6%	156,382	0.7%	182,859	0.8%

Total	25,381,542	100.0%	24,022,253	100.0%	22,608,051	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs (in millions) in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2014		2013		2012
Domestic Colombia	7,309	17.8%	6,472	16.7%	5,675	15.5%
Domestic Ecuador	563	1.4%	576	1.5%	630	1.7%
Domestic Peru	947	2.3%	1,012	2.6%	787	2.2%
Central America & Caribbean (non-regional)	2,491	6.1%	2,262	5.8%	2,263	6.2%
Intra Home Markets(1)	4,432	10.8%	4,176	10.8%	3,792	10.4%
Europe	5,169	12.6%	4,753	12.2%	4,134	11.3%
North America(2)	12,885	31.4%	11,973	30.8%	11,851	32.4%
South America	7,204	17.5%	7,539	19.4%	7,411	20.2%
Regional Central America	51	0.1%	51	0.1%	59	0.2%

Total	41,052	100.0%	38,814	100.0%	36,604	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2014, through our Bogotá hub, we operated approximately 3,397 weekly scheduled flights to 23 different destinations in Colombia, seven in North America, nine in South America, ten in Central America and the Caribbean and three in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Armenia	96	313,655	253,419	221,864
Barrancabermeja	54	157,674	156,620	147,559
Barranquilla	248	1,145,315	1,078,734	939,611
Bucaramanga	194	868,739	773,768	718,160
Cali	389	1,868,658	1,674,123	1,653,157
Cartagena	228	1,343,484	1,330,224	1,212,525
Cucuta	149	620,997	499,366	451,374
El Yopal	28	72,387	60,687	24,265
Florencia	14	37,019	27,615	27,512
Ibagué	54	108,700	92,228	106,789
Leticia	14	64,356	6,861	—
Manizales	96	177,123	165,366	182,175
Medellín	433	2,051,847	1,882,346	1,785,707
Montería	56	276,759	270,583	227,578
Neiva	94	184,585	209,548	195,642
Pasto	56	184,712	175,720	176,060
Pereira	158	730,471	652,687	612,393
Popayán	38	91,468	79,066	82,520
Riohacha	28	130,675	99,782	83,299
San Andrés	52	276,771	255,299	268,115
Santa Marta	136	625,936	563,797	517,765
Valledupar	40	238,448	209,419	194,628
Villavicencio	28	26,471	—	—

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3) (4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Aruba (Oranjestad)	14	80,814	79,031	70,519
Barcelona	12	91,963	88,372	87,585
Buenos Aires	8	91,015	93,929	94,095
Cancún	28	116,001	24,491	—
Caracas	28	148,136	310,664	297,044
Curacao (Willemstad)	14	55,103	54,257	51,655
Fort Lauderdale	14	88,573	88,279	89,528
Guatemala City	14	30,809	5,434	—
Guayaquil	42	199,814	185,214	145,821
Havana	12	41,782	38,366	17,439
La Paz	14	59,239	56,080	48,636
Lima	70	432,760	436,622	375,290
London	8	39,516	—	—
Madrid	28	304,744	276,872	192,403
Mexico City	42	276,107	259,168	242,697
Miami	42	302,581	310,160	255,248
New York	28	219,587	238,878	222,417
Orlando	14	79,456	71,762	42,476
Panama City	42	204,684	183,296	195,737
Punta Cana	14	78,704	60,523	33,384
Quito	54	307,594	304,560	288,420
Rio de Janeiro	14	80,282	69,151	42,852
San José	28	118,550	109,464	96,741
San Juan	10	30,252	11,010	—
San Salvador	36	173,716	138,495	115,793
Santiago	28	176,199	153,778	137,973
Santo Domingo	14	68,728	67,848	50,922
São Paulo	28	258,600	236,396	216,960
Washington	14	71,030	74,006	72,222

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.
(4)	During 2014, we carried 11,653 passengers between Bogotá and Valencia, Venezuela. As of December 31, 2014, we no longer serviced this route.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2014, through our San Salvador hub, we operated approximately 627 weekly scheduled flights to 11 destinations in North America, five in South America, 11 in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3) (4)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Belize City	14	36,516	36,617	33,248
Cali	14	41,870	30,641	8,158
Cancún	14	73,331	78,067	65,342
Chicago	14	59,924	12,875	7,776
Dallas	10	43,808	45,540	39,515
Guatemala City	48	233,990	223,968	205,010
Guayaquil	14	54,429	40,679	22,273
Havana	6	62,313	41,793	24,470
Houston	18	53,512	53,197	51,469
Liberia	6	6,903	8,234	7,254
Lima	28	171,019	162,119	149,488
Los Angeles	43	342,781	306,507	302,632
Managua	42	160,196	160,796	162,463
Medellín	14	45,634	32,507	—
Mexico City	28	110,333	75,552	81,589
Miami	14	109,721	94,180	86,169
New York	28	172,659	173,151	157,854
Newark	14	54,337	9,018	—
Panama City	22	76,413	69,005	49,495
Quito	14	67,780	53,001	11,672
Roatán	14	21,413	16,675	18,935
San Francisco	20	117,845	125,129	129,239
San José	50	248,530	248,555	244,601
San Pedro Sula	42	137,323	138,925	136,476
Tegucigalpa	40	118,831	106,743	97,301
Toronto	14	83,485	85,141	54,924
Washington	42	241,374	208,232	197,646

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.
(4)	During 2014, we carried 19,451 passengers between San Salvador and Orlando, Florida in the United States. As of December 31, 2014, we no longer serviced this route.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2014, through our Lima hub, we operated approximately 460 weekly scheduled flights to seven destinations in Peru, two in North America, 13 in South America and four in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3) (4)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Arequipa	28	160,357	164,444	130,175
Chiclayo	14	77,921	73,243	88,733
Cuzco	66	382,184	451,579	265,172
Iquitos	14	46,098	—	—
Juliaca	14	88,940	81,123	82,246
Piura	26	155,066	143,304	140,670
Trujillo	28	121,062	104,605	103,500

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2014, we carried 51,655 passengers between Lima and Tarapoto, Peru. As of December 31, 2014, we no longer serviced this route.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Asunción	14	48,607	46,990	54,877
Buenos Aires	28	271,989	268,078	249,960
Cali	14	45,424	25,150	7,060
Caracas	14	78,269	146,327	139,975
Guayaquil	14	69,835	52,925	74,881
Havana	10	52,754	48,856	54,887
La Paz	14	69,861	67,327	85,391
Medellín	14	62,719	28,842	8,701
Mexico City	14	64,121	44,997	47,814
Miami	14	141,192	111,989	84,731
Montevideo	14	89,716	90,226	76,843
Porto Alegre	14	64,633	30,325	26,868
Quito	14	84,156	111,640	130,580
Rio de Janeiro	14	89,435	84,731	81,388
Santa Cruz	14	63,716	57,813	56,904
Santiago	14	118,853	119,694	131,703
Santo Domingo	8	40,940	36,323	29,217
São Paulo	14	113,518	117,547	123,680
San José	14	68,581	103,282	138,337

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

Network and schedule from San José

As of December 31, 2014, through our network in San José, we operated approximately 112 weekly scheduled flights to one destination in North America, and four in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in North America and Central America and currently provides scheduled service to the following destinations:

		Number of Passengers Carried(3)(4)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Guatemala City	28	120,759	117,731	160,846
Managua	14	15,503	20,930	29,627
Mexico City	14	51,498	74,166	71,859
Panama City	42	57,599	50,776	87,482
Tegucigalpa	14	13,300	15,836	15,364

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.
(4)	During 2014, we carried 9,797 passengers between San José and Caracas, Venezuela, 2,247 passengers between San José and Miami, Florida in the United States, and 11,860 passengers between San José and San Pedro Sula, Honduras, respectively. As of December 31, 2014, we no longer serviced these routes.

Domestic network and schedule in Ecuador

We operate approximately 170 weekly scheduled domestic flights to seven destinations in Ecuador, through our subsidiary Aerogal.

We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Quito—Baltra	4	13,866	17,739	10,647
Quito—Cuenca	10	73,443	54,164	89,136
Quito—Guayaquil	84	399,835	310,741	462,933
Quito—Manta	24	110,518	92,134	150,858
Quito—El Coca	10	47,787	49,141	41,536
Guayaquil—Baltra	20	114,234	113,008	118,012
Guayaquil—San Cristobal	18	71,766	68,933	72,763

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Regional operation and schedule in Central America

We operate approximately 366 weekly scheduled domestic flights to 11 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras).

Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
San José—Drake Bay	22	5,334	4,447	3,731
San José—Golfito	30	9,922	9,006	10,337
San José—Liberia	26	10,399	6,912	6,791
San José—Palmar Sur	13	2,614	2,407	2,291
San José—Puerto Jimenez	62	14,344	11,706	11,986
San José—Quepos	67	18,752	17,132	17,818
San José—Tamarindo	24	3,238	4,764	5,851
San José—Tambor	72	19,948	17,174	16,466
San Pedro Sula—Roatán	12	14,191	16,921	11,641
San Pedro Sula—Tegucigalpa	26	32,839	37,540	39,160
Tegucigalpa—La Ceiba	12	7,039	9,574	7,287

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 8,964 passengers between Tegucigalpa and Roatán, Honduras. As of December 31, 2014, we no longer serviced this route.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Cali—Barranquilla	20	102,266	96,266	51,341
Cali—Cartagena	20	110,803	106,317	59,139
Cali—Pasto	14	37,110	30,019	31,204
Cali—Tumaco	28	71,021	61,473	59,730
Cuzco—Arequipa	6	14,063	29,956	18,878
Cuzco—Puerto Maldonado	8	26,326	64,838	56,186
Medellín—Barranquilla	14	63,444	193,566	163,284
Medellín—Bucaramanga	40	213,781	33,968	—
Medellín—Cali	12	56,634	380,002	313,783
Medellín—Cartagena	101	400,187	444,259	369,214
Medellín—Cucuta	70	430,412	54,933	49,095
Medellín—Santa Marta	10	45,836	108,867	77,503

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Barranquilla—Miami	14	74,946	78,458	80,222
Cali—Guayaquil	6	29,772	33,443	27,015
Cali—Madrid	6	64,349	99,859	116,239
Cali—Miami	14	80,354	80,739	80,833
Cartagena—Miami	6	13,976	64,963	65,294
Cartagena—New York	14	63,597	—	—
Guatemala City—Flores	28	48,772	43,947	43,875
Guatemala City—Los Angeles	14	96,299	102,064	104,281
Guatemala City—Miami	6	22,318	37,816	49,511
Guatemala City—San Pedro Sula	12	13,643	14,000	11,748
Guatemala City—Tegucigalpa	15	21,635	22,547	21,936
Managua—Miami	21	86,898	95,689	114,063
Medellín—Madrid	4	42,486	44,430	44,241
Medellín—Miami	14	78,881	85,306	87,418
Medellín—New York	14	55,487	53,056	40,206
San Pedro Sula—Miami	14	57,787	55,229	60,500
San Pedro Sula—New York	4	20,777	25,970	31,061

(1)	Reflects destinations served as of December 31, 2014.
(2)	Departures for the week ended December 31, 2014.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Alliances

We have a number of bilateral alliances with other airlines, which enhance travel options for customers by providing better coverage to common destinations, additional mileage accrual and redemption opportunities, and access to markets that we do not serve directly. These commercial alliances typically include one or more of the following features: loyalty program reciprocity; code sharing of flight operations (whereby seats on one carrier’s selected flights can be marketed under the brand name of another carrier); coordination of passenger services including, but not limited to, ticketing, passenger check-in, baggage handling and passenger connection, and other resource-sharing activities.

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2015, Star Alliance carriers served 1,316 airports in 192 countries with over 18,500 daily flights. Current Star Alliance members are, in addition to us, Adria Airways, Aegean Airlines, Air Canada, Air China, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, EGYPTAIR, Ethiopian Airlines, EVA Air, LOT Polish Airlines, Lufthansa, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAP Portugal, THAI Airways International, Turkish Airlines and United Airlines. On February 14, 2013, US Airways announced an agreement to merge with AMR Corporation and its intent to exit Star Alliance as a result of such merger.

Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, OceanAir, Air Canada, Copa Airlines, Iberia, Lufthansa, Satena, Sky Airline, Turkish Airlines and United Airlines. In addition, we have a frequent flyer program agreement in place with Aeroméxico and Iberia.

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

Loyalty Business Unit

We believe that a strong loyalty program provides the basis for improved profitability and for the development of a lucrative loyalty business. In recent years we have made investments to improve our frequent flyer program, LifeMiles. We monitor LifeMiles performance carefully and believe it continues to have significant growth and value creation potential.

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2014, LifeMiles has approximately 5.9 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles has been the only Latin American loyalty program to win a Freddie Award, the most prestigious member-generated award in the travel loyalty industry, in the last two years. Indeed, since 2013, LifeMiles has won three Freddie Awards and two Global Traveler Awards. LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 200 program partners, including banks, hotels and car rental agencies and retail stores. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers, hotel nights and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automated upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1,000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 20 co-branded credit and debit card partner banks, and active mileage sales agreements with more than 80 financial institutions.

We continue to develop our LifeMiles loyalty program as a separate business unit. In furtherance of that purpose and to enhance the value of our LifeMiles business unit, we are in the process of evaluating potential partnerships and investors for LifeMiles Corp. and have engaged professional advisors to assist in such initiative.

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

Sales and Distribution

We use a multichannel strategy to reach travelers, striving for a proper balance between direct and indirect distribution channels. In the past few years, we have focused on streamlining our distribution strategy in order to reduce costs and enhance the effectiveness of our commercial efforts. During the year ended December 31, 2014 approximately 65% of our sales were through travel agencies and tour operators while approximately 35% were sales in the more profitable channels, direct channels, website, call centers and direct point of sales. Travel agents receive base commissions of 3.3% in Colombia and 3.2% in other countries. The weighted average rate for these commissions during this period was 3.3%. There commissions consist of “up front over commission,” and “back end over commission.” These commissions are established by us, based on market conditions, strategic needs by country and other needs or goals.

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

Our website is an integral part of our commercial, marketing and service efforts. Together with other direct sales initiatives, our website provides us with an important tool to reduce our distribution costs. Sales on our website have increased significantly in recent years, by approximately 12% in 2014 compared to 2013. We are continually improving our website, a key element of our new short-haul model, so that the technological platform can support future growth.

The following are data for our ticket sales in 2014 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through our approximately 180 ticket offices in Colombia and abroad accounted for approximately 9% of our sales.

•	Ticket sales through our direct agents accounted for approximately 4% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis. Currently in Colombia, our ticket officers and direct agents also sell package deals through Avianca Tours, which is our internal travel agency dedicated to packaging flights, hotels and rental cars to provide our customers with promotions during off-peak seasons. We plan to extend this service to other markets we serve.

•	Ticket sales through our call center accounted for approximately 5% of our sales. Our call centers are located in Medellín, Colombia and in San Salvador, El Salvador and handle reservations and sales calls from throughout the world for our domestic and international flights. A centralized call center allows us to provide efficient customer service 24 hours a day, 7 days a week.

•	Ticket sales through the website portals accounted for approximately 17% of our sales.

We have worked to increase the importance of key account management, strategic and collaborative efforts with customers, and adhere to simplified, integrated commercial processes, which has resulted in a better negotiating position and a reduction of commercial trade investment. As a result, commission payments to agencies as a percent of sales decreased from 3.6% in 2013 to 3.3% in 2014.

We continue to consolidate our global agreements with major corporations and aim to become the preferred corporate carrier in Latin America, generating high yield traffic, and continue to work closely with tourism boards in core markets to develop growth for both leisure and corporate travelers.

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand embraces a forward-looking vision to be the preferred Latin American airline, and we seek to continue to improve the quality of our marketing based on knowledge of traveler’s preferences, adherence to our processes, and through nurturing our relationships with our communication partners.

We have also moved forward with fewer and stronger brands, strengthening the value of our corporate brand. Beginning in May 2013, Avianca became our sole, unified brand for all of our operations. We continue to focus on improving the quality of our communications, building on our Latin Excellence standard of service across our operations, which we believe differentiates us from other airlines. We seek to enhance customer experience by delivering high quality professional service, connecting people emotionally, with warmth and Latin style. Moreover, we have worked on improving our communication effectiveness and integration with sales activities, enabling us to drive demand and strengthen brand loyalty, while maintaining a strong emotional bond built upon Colombian heritage in our core market.

Our advertising and promotional activities include the use of television, print, radio and billboards, as well as targeted public relations events in the cities to which we fly. We believe that the corporate traveler is an important part of our business, and we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering these companies rewards, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services. As travelers’ habits and technologies evolve, we continue ensuring to efficiently reach current and prospect customers by new technological platforms, while maximizing services, sales and return on our digital investments.

Promotional activities include, (i) “Air only fares” (Low fare communication) for domestic travel, pursuant to which special rates are available during certain time frames, (ii) “LifeMiles + Cash promotions” for domestic and international travel, establishing a combination of miles from our Frequent Flyer Program and cash on different routes throughout our network and (iii) “Added Value Promotions” such as awarding bonus miles or double segments in their accrual of miles or segments when flying with us in specific destinations. For example, we have sponsored a promotional charity run for 10,000 runners in Bogotá in March 2014 and 2015.

Aircraft

As of December 31, 2014 , we operated a fleet consisting of 181 aircraft (169 passenger aircraft and 12 cargo aircraft), including 11 Airbus A330s, five Airbus A330Fs, four Boeing B787-800, one Boeing 767, four Airbus A300F, six Airbus A321 Sharklets, three Airbus A321s, six Airbus A320 Sharklets, 52 Airbus A320s, seven Airbus A319 Sharklets, 27 Airbus A319s, 10 Airbus A318s, one Boeing 767-300, two Boeing 767-200s, 12 Embraer E190s, seven ATR42s, 14 ATR72s and nine CESSNA 208s. As of December 31, 2014, the average age of our operative jet passenger fleet was 5.5 years. The goal of our fleet modernization plan is to have more modern aircraft because it reduces fuel consumption, generates less pollution and reduces noise levels.

In connection with our fleet modernization plan, a new A320 family MOU was signed in December 2014 relating to the future acquisition of 100 neo aircraft. For our freight operations development, as of December 31, 2014, we operated two 767 200SF, five Airbus A330F and four A300F. The lease for the 767-300F expires in the third quarter of 2015, which we do not expect to renew.

As of December 31, 2012, we had replaced all of our former Boeing 767 (passengers), Boeing 737, MD83 and F100 fleets with A318s, A319s, A320s and A330s finishing a successful transition to a new, more homogenous operative fleet of aircraft with more efficiency and reliability. We believe that a modern, homogeneous and younger operative fleet further strengthens our ability to provide better customer service, which is reflected in higher passenger satisfaction. The technology used in these aircraft offer substantial cost savings as they are more fuel efficient and require lower maintenance costs.

On February 3, 2014, we took preventative action to ground our fleet of ten Fokker 50 turboprop aircraft (including four that were inactive) following an engine malfunction in one of the Fokker 50 aircraft in Cali, Colombia. We replaced our entire fleet of Fokker 50s with ATR72s. Under IFRS, were required to reflect the grounding of these aircraft as a write-off expense of $4.2 million in the first quarter of 2014.

The following table sets forth the composition of our operative fleet as of December 31, 2014:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Embraer E190	12	10	2	5.28	96
Airbus A318	10	—	10	9.79	100
Airbus A319	27	11	16	8.85	120
Airbus A319S	7	7	—	0.65	120
Airbus A320	52	31	21	5.22	150
Airbus A320S	6	—	6	1.17	150
Airbus A321	3	1	2	7.66	194
Airbus A321S	6	2	4	0.52	194
Airbus A330	11	1	10	3.44	252
Boeing B767(2)	1	—	1	22.00	246
Boeing B787	4	3	1	0.02	250
Turboprop
CESSNA 208	9	9	—	3.84	12
ATR42	7	4	3	20.57	48
ATR72	14	14	—	0.65	68
Cargo
Airbus A330F	5	5	—	1.30	64 tons
Airbus A300F	4	4	—	31.92	40 tons
Boeing 767-300	1	—	1	11.42	53 tons

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Boeing 767-200	2	2	—	27.59	41 tons

Total	181	104	77	6.40

(1)	Does not include five F100 and two A319 aircraft leased, one A319 aircraft subleased and one A330F subleased to OceanAir. Does not include two ATR42s and one A330 that are inactive. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.
(2)	The B767 passenger aircraft is no longer operating in the fleet.

The following table sets forth the scheduled expiration of our operational aircraft operating leases existing as of December 31, 2014.

Aircraft Type	2015	2016	2017	2018	2019	2020	2021	2022	Total
ATR42	3	—	—	—	—	—	—	—	3
Embraer E190	—	—	2	—	—	—	—	—	2
Airbus A318	—	—	—	—	—	—	10	—	10
Airbus A319	6	6	2	—	—	2	—	—	16
Airbus A320	2	4	10	2	—	3	—	—	21
Airbus A320S	—	—	—	—	—	—	4	2	6
Airbus A321	—	1	1	—	—	—	—	—	2
Airbus A321S	—	—	—	—	—	—	—	4	4
Airbus A330	2	1	1	1	2	2	1	—	10
Boeing B767	1	—	—	—	—	—	—	—	1
Boeing B787	—	—	—	—	—	—	—	1	1
Boeing 767F	1	—	—	—	—	—	—	—	1
	15	12	16	3	2	7	15	7	77

We have entered into agreements to acquire up to 11 Boeing 787 Dreamliners for delivery between 2015 and 2019, 17 Airbus A320S (consisting of A319, A320 and A321 models) for delivery between 2015 and 2016, 33 Airbus A320s with a new engine option (neo) for delivery between 2017 and 2019, one ATR72 for delivery in 2015. The following table sets forth our firm contractual deliveries through 2019.

Aircraft Type	2015		2016	2017	2018	2019	Total
Boeing 787	3		3	2	—	3	11
Airbus A319S	1		—	—	—	—	1
Airbus A320S	5		8	—	—	—	13
Airbus A321S	3		—	—	—	—	3
Airbus A319 neo	—		—	7	9	3	19
Airbus A320 neo	—		—	3	2	5	10
Airbus A321 neo	—		—	1	1	2	4
ATR72	1	(2)	—	—	—	—	1

Total(1)	13		11	13	12	13	62

(1)	We also have purchase rights options to purchase up to ten Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and eight Embraers and entered into a new A320 family Memorandum of Understanding in December 2014 relating to the future acquisition of 100 neo aircraft, for which we expect to enter into a definitive purchase purchase agreement in the second quarter of 2015.
(2)	The ATR72 was delivered in January of this year.

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

As of December 31, 2014, our operative fleet was comprised of 181 aircraft, 104 of which were owned and 77 were subject to long-term operating leases. Additionally, we lease five F100s, sublease three A319s and one A330F, to OceanAir, none of which have been included in the composition of our operative fleet as of December 31, 2014. The five F100s, two A319s and one A330F are owned and one A319 is under operating lease. In addition, two ATR42s and one A330 that are inactive and are not included in the composition of our operative fleet.

The 77 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits and other assets under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 104 aircraft of our operative aircraft that we own or have under financial lease, approximately 93% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing. The average rate of these financings is 2.97% as of December 31, 2014.

All of our jet aircraft have a two-class configuration. Our Boeing B787s have 250 seats, with a business class capacity of 28 seats; nine Airbus A330s have 252 seats, with a business class capacity of 30 seats; two Airbus A330s have 238 seats, with a business class capacity of 32 seats, our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 47 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

Maintenance

Our maintenance facilities are located in Bogotá, San Salvador, Rionegro, Quito, San José, Lima and Guatemala City and have capability to perform line maintenance, heavy maintenance, components maintenance, Non Destructive Test (NDT) and specialized services, which consist of scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs and heavy airframe checks, including “C-checks.”

Currently, we have five maintenance hangars dedicated to heavy maintenance. We have three hangars in Bogotá, one of which can accommodate wide body planes, and the other two can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 757s, Boeing 767s, McDonnell Douglas MD-83s, Fokker 100s and FK50s and the repair station holds FAA Part-145 certification. We have one hangar at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We have one hangar in Guatemala City certified for our ATR fleet.

In addition, on April 25, 2014, we entered into a lease agreement for property near Medellín, Colombia where we intend to construct a new Maintenance, Repair and Overhaul (MRO) facility for our exclusive use. The new facility is currently scheduled to be in operation by 2016. We believe that the new MRO facility will afford us flexibility for future expansion and will enable us to achieve economies of scale in our maintenance operation across the regions we serve.

Maintenance and engineering activities are supervised by local authorities in each country, including the UAEAC (Unidad Especial de la Aeronáutica Civil) in Colombia, the AAC (Autoridad de la Aviación Civil) of El Salvador and the DGAC (Dirección General de Aviación Civil) in Peru, Ecuador, Costa Rica and Guatemala. Our maintenance activities are also subject to recurring external audits from international entities such as the FAA, the EASA, the International Air Transport Association Operational Safety Audit, or the IOSA (from the IATA), and the Bureau Veritas Quality International (ISO 9001:2008) in order to comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certifying jurisdictions.

Our repair station located in Bogotá holds FAA, EASA Part-145 certification and UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia) and is also certified by other authorities such as the CCAA (Curaçao Civil Aviation Authority), the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the INAC (Instituto Nacional de la Aeronáutica Civil) of Venezuela, the DGAC (Dirección General de Aviación Civil) of Ecuador and the AAC (Autoridad de la Aviación Civil) of El Salvador allowing us to perform maintenance on aircraft from several countries.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year (including self-audits), assuring our maintenance process complies with the best practices and standards of the aviation industry.

We provide line maintenance services in most of our local stations, heavy and components maintenance service at our Bogotá station for other carriers through our Avianca Services business unit. Heavy maintenance consists of more complex inspections and “C-checks”, as well as servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as prescribed by an aircraft’s manufacturer. These checks are based on the number of hours flown or the number of take-offs or calendar days.

All major engine repairs and overhauls are conducted by certified outside maintenance providers including GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2014, we employed approximately 3,181 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in factory procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Operational Training Center

In November 2014, we began construction of a new operational training center located near Bogotá’s El Dorado International Airport. This new facility will serve as an educational training center for our pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. It is estimated to be approximately 26,600 square meters and is currently scheduled to be in operation by 2016.

Aviation Center

In January 2015, we signed a turnkey contract for the design, construction and implementation of an aviation center in adjacent areas to the José María Córdova International Airport. The aviation center will have a total area of 44,300 square meters and will have 8,800 square meters in hangars and aircraft component repair facilities, as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms. It is currently scheduled to be in operation by late December 2015.

Fuel

Aircraft fuel costs represented 32.7%, 31.4% and 30.4% of our operating expenses for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2014	2013	2012
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	3.15	3.27	3.33
Gallons consumed (in thousands)	427,785	406,143	388,066

*	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2014	2013	2012
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	3.15	3.27	3.33
Gallons consumed (in thousands)	396,973	377,696	360,374
Available seat kilometers (in millions)	41,052	38,762	36,545
Gallons per ASK (in thousandths)	9.7	9.7	9.9

*	Data in table does not include regional operations in Central America and cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 97.7% of our fuel needs in Colombia in 2014. We have a fuel supply agreement with PUMA for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 98.0% of our fuel needs in Peru in 2014. During the year ended December 31, 2014, Terpel supplied approximately 41.0% and Repsol Marketing S.A.C. supplied approximately 10.4% of our total fuel consumption.

As of December 31, 2014, we had hedges in place for approximately 35% of our projected next 15-month fuel consumption through financial instruments and futures, forwards and options contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Within the market, we face competition from different types of business models, such as full-service and low-cost carriers, differentiated by the operation and cost structure, sales channels and service, among others. Full-service carriers concentrate their domestic and international operation in major hubs, with complex fleets and often provide a wider range of services, such as VIP lounges, on-board meals and multiple cabin classes.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Several new low-cost carriers have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, Azul, Veca and VivaColombia. The low-cost carrier business model is gaining acceptance in the Latin American aviation industry. During 2014 we competed with local low-cost carriers in Colombia domestic market and with American low cost carriers in markets between the United States and our home markets. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with Copa Airlines, EasyFly, LATAM Airlines Group, Satena and VivaColombia. We currently are the largest domestic carrier with approximately 58.3% of the domestic passenger market for the year ended December 31, 2014 according to data about regular flights provided by the Colombian Civil Aviation Authority.

Our largest competitor, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 18.3% according to the Colombian Civil Aviation Authority information about regular flights. VivaColombia, which started operations in May 2012, has approximately 11.0% of market share of domestic operation for the twelve month period ended December 31, 2014, according to the data about regular flights provided by the Colombian Civil Aviation Authority. Copa Airlines has been gradually reducing its domestic operations in Colombia, focusing in point-to-point service between major Colombian cities and Panama. For the year ended December 31, 2014 Copa’s share of Colombia’s domestic market was approximately 2.5% according to the Colombian Civil Aviation Authority information about regular flights.

Easyfly’s share of Colombia’s domestic market was 4.0% during the same period according to the Colombian Civil Aviation Authority information about regular flights. We expect that these airlines will target leisure travelers.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 4.4% for the year ended December 31, 2014 according to the Colombian Civil Aviation Authority.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian and Star Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. During 2011 we increased our domestic operation. Currently we fly nine routes to nine domestic destinations. During the year ended December 31, 2014, according to the data provided by the Peruvian Civil Aviation Authority, we were the second-largest domestic carrier in Peru with approximately 13.0% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2014, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 63.2%. Currently LATAM Airlines Group operates 20 routes served in Airbus planes targeting the corporate segment market.

Peruvian is a local company which started operations in October 2009. During 2014 according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 12.2%. Currently, Peruvian offers regular passenger service in eight routes.

Star Peru is our third-largest competitor in the Peruvian domestic market. During 2014, according to the data provided by the Peruvian Civil Aviation Authority, Star Peru’s share of Peru’s domestic market was approximately 7.0% according to the data provided by the Peruvian Civil Aviation Authority. Currently Star Peru offers regular passenger service in 10 routes.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeroméxico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, KLM, LATAM Airlines Group, Sky Airlines, Spirit Airlines, TAP, United Airlines, VivaColombia and recently, VECA. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States, the United Kingdom and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize its bilateral agreements with such countries and to permit more flights to and from Colombia, El Salvador and Costa Rica. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

LAN Chile, LAN Peru, LAN Ecuador, LAN Argentina, LAN Colombia, TAM, LAN Cargo and LAN Express together comprise LATAM Airlines Group. LATAM Airlines flies to more than 145 destinations, primarily in Latin America. We compete with LATAM Airlines on routes from Colombia to Santiago, Quito, Miami, Sao Paulo, Cancun and Lima; and from Peru to Caracas, Buenos Aires, Sao Paulo, Guayaquil, Havana, La Paz, Madrid, Mexico, Miami, New York, Quito, Santa Cruz and Santiago. LATAM Airlines Group is currently our major competitor and its expansion plans will lead to more shared routes. LATAM Airlines is also a strong cargo carrier in Latin America.

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 70 destinations in 30 countries. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bucaramanga, Cucuta, Bogotá, Cali, Cartagena, Medellín, Pereira and San Andres to important international destinations such as Buenos Aires, Caracas, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub. Copa Airlines also competes with our hub at El Dorado International Airport. In June 2012 Copa Airlines also joined Star Alliance.

American Airlines also offers significant competition. It attracts strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2014, American Airlines provided three daily flights from Miami to Bogotá, one daily flight from Miami to Cali, ten weekly flights from Miami to Medellin, one daily flight from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, three daily flights from Miami to Managua, one daily flight from Miami to Tegucigalpa, four daily flights from Miami to Guatemala, eight weekly flights from Dallas to Guatemala, one daily flight from Miami to San Salvador, five weekly flights from Dallas to San Salvador, four daily flights from Miami to San Jose, three weekly flights from New York to San Jose (seasonally in December) and one daily flight from Dallas to San Jose.

United Airlines has one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, five weekly flights from New York to Lima, 14 weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, five weekly flights from New York to Guatemala, 18 weekly flights from Houston to Guatemala, two weekly flights from New York to San Salvador, two daily flights from Houston to San Salvador, 18 weekly flights from New York to San Jose, three weekly flight from Washington to San Jose, 25 weekly flights from Houston to San Jose and three weekly flight from Chicago to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, four weekly flights from Madrid to Guatemala/San Salvador and one daily flight from Madrid to San Jose. We have a code-sharing agreement with Iberia.

Delta Air Lines has one daily flight from New York to Bogotá, one daily flight from Atlanta to Bogotá, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, 11 weekly flights from Atlanta to Guatemala, nine weekly flights from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, two daily flights from Atlanta to San Jose, and seven daily flight from Los Angeles to San Jose. We have a code-sharing agreement with Delta.

Lufthansa started operations on the Frankfurt-Bogotá route in 2012, one daily flight from Frankfurt to Bogotá and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirits Airlines serves routes from U.S. to Colombia, Guatemala, Peru, Nicaragua, El Salvador and Costa Rica. JetBlue operates routes from U.S. to Colombia, Peru and Costa Rica.

Cargo

Our main cargo network hubs are located at El Dorado Airport in Bogotá and Miami’s international airport. With respect to our international cargo operations, our largest competitor is LATAM Airlines Group. We also compete for the international market with Centurion Air Cargo, Líneas Aéreas Sudamericanas, Martinair Cargo, UPS and Iberia. Other competitors in Miami are Atlas Airlines, Amerijet and American Airlines.

Competition and excess capacity in some markets during the last few years has put pressure on yields, which have been decreasing yearly. In this context, our recently modernized A330F fleet will be fundamental to keep our operating costs low and to allow us to remain competitive.

With respect to our domestic cargo operations, we face competition most notably from Líneas Aéreas Sudamericanas S.A. and Aero Sucre S.A., both of which have large cargo operations at the El Dorado International Airport. These airlines sell through third parties focusing on traffic between Bogotá, Medellín, Cali and Barranquilla. The service offered by these companies competes with the capacity of the bellies of our passenger fleet.

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

We have successfully implemented a single corporate Safety Management System (“SMS”), a safety risk management system that IATA has established and that the aeronautical authorities of the different countries where we operate are starting to require. This assures that each of our airlines has its own SMS implemented under the same corporate guidelines and in accordance with the same requirements as each of the nine regulatory authorities that regulate SMS in Central and South America. Thanks to the implementation of SMS, we have been able to develop a systematic process for managing safety risks through a data-driven decision-making process for resource allocation.

Our airlines that are part of IATA have been implementing the IOSA and ISAGO standards since 2003, continuously achieving recertification from IATA that validates the implementation integrity of standards and recommended practices for managing and developing safe operations of the organization in compliance with industry standards.

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

Security

We are subject to the security regulations of every country in which we conduct operations.

We have a security division, the director of which reports directly to our CEO and works within the framework of the Security Management System designed by IATA. The Direction of Aviation and Corporate Security works closely with all areas of Avianca to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering conspiracies.

In March 2005, pursuant to an order from the U.S. Attorney for the Southern District of New York, because of several seizures from our aircraft of baggage and cargo containing narcotics, we hired the International Aviation Services Group, or IASG, to provide us with security consulting services until 2007. We also (i) adopted a code of conduct that is signed by all employees of the airline; (ii) adopted a hiring process that includes background checks, home visits, psychological evaluations, and polygraph testing; (iii) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (iv) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (v) increased the level of supervision and training for security coordinators, increased the training for interviewers, and increased the presence of security personnel in areas such as catering and baggage; (vi) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (vii) improved the training of x-ray operators; and (viii) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions, sanctions, and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

On June 27, 2007, the U.S. Attorney for the Southern District of New York determined that we had effectively complied with our commitment to substantially improve our security procedures and security related work culture and, as a result, the U.S. District Court for the Southern District of New York terminated our court-mandated consulting arrangement with IASG. We work with Central American, South American, European and U.S. authorities in the implementation of interdiction measures, which, in 2014, resulted in the seizure of 696 kilograms of cocaine. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.” To minimize the possibilities of such seizures, Avianca continues to rigorously apply the procedures adopted under the monitorship and work closely with authorities in the investigation of internal conspiracies. Although we cannot guarantee that the airline’s drug interdiction procedures are fail-safe, in the last four years, no subsequent drug seizures have occurred.

Airport Facilities

Our operations are based on a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez in San Salvador; and Jorge Chávez International Airport in Lima, . We operate from approximately 100 airports in the Americas and Europe, including 25 airports in Colombia and nine in Peru. We lease more than 160,000 square meters (approximately 1.72 million square feet) of check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

Since June 8, 2014, we have conducted our Colombian domestic operations in Bogotá from our El Dorado International Airport and Puente Aéreo, our exclusive domestic terminal. Currently, flights to and from Cali, Medellín, Cartagena, Barranquilla and Pereira are operated in the new domestic terminal, grouping nearly 55% of our operations and 61% of our total domestic passengers in

Bogotá. This new operation brings an enhanced customer experience as a consequence of 30 check-in counters, 20 self check-in kiosks, 13 boarding gates, 900 square meters for VIP lounge, 20 security filters, among other benefits that optimize the connectivity process for our travelers. Prior to June 2014, we conducted our domestic Colombian-based operations in Bogotá solely from our domestic terminal Puente Aéreo.

We lease the Puente Aéreo facilities from OPAIN and have exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties, through April 1, 2016. This terminal is used by us for 45% of our Colombian domestic operations and has a broad selection of retail stores and restaurants, large check-in areas, electronic check-in kiosks, easily accessible boarding gates to facilitate domestic connections, high-speed wireless internet access throughout the terminal and a VIP lounge.

The El Dorado International Airport has two runways which have a declared capacity of 40 departures and 30 arrivals per hour (weather permitting). The airport is located at a high altitude due to Bogotá’s elevation of approximately 2,600 meters above sea level. This results in appreciably higher fuel consumption for aircraft taking off and landing than similar aircraft at lower altitudes. Also, the high elevation and temperature conditions bring some payload restrictions to some of our flights due to a lower takeoff weight as a result of the lower aircraft performance. The El Dorado International Airport terminal 1 is operated by OPAIN and the runways are operated by CODAD S.A. (Compañía de Desarrollo Aeropuerto El Dorado S.A.). We provide all of our own ground services and handling for our domestic and international passengers, and we also provide such services to approximately ten foreign carriers operating in Bogotá through our Avianca Services business unit. Air traffic control is managed by the Colombian Civil Aviation Authority. Avianca works closely with OPAIN in order to improve the passenger experience and ensure the compliance of all international procedures related to air transportation.

El Dorado’s current expansion project started in 2007, with the expansion of the Central Arrivals Hall and installation of common use terminal systems at the old terminal. Recently, the Colombian government has presented the current plan, which adds 27 gates by July 2018, resulting in a total 54 at the airport. Many other improvements are expected such as the construction of high speed taxi ways which will contribute to the increase in the declared capacity. For our passengers, so far this remodeling has led to an improvement in terms of common use spaces and circulation areas, more check-in spaces and boarding areas. Additionally the baggage handling system allows Avianca to have a better baggage control from check-in to baggage selection process.

We execute our international Colombian-based operations in Bogotá from the international terminal at El Dorado International Airport (Terminal 1). At this terminal, we have almost 13,000 square meters (approximately 140,000 square feet) for check-in counters, ticket sales facilities and a 2,000 square meter VIP lounge, which we lease from OPAIN. We operate from this terminal with 24 check-in positions, 40 check-in kiosks and 24 boarding positions. We lease similar facilities at other Colombian domestic airports and at some Colombian international airports we operate in.

We also have facilities at many other Colombian domestic airports including Medellín, Cali and Cartagena, each containing newly remodeled VIP lounges. During 2014, we nearly tripled the size of the domestic VIP lounge in Medellín by 929 square meters; in Cali, we doubled the size of our domestic VIP lounge to 600 square meters and started the operation of an international VIP lounge with 540 square meters. In this context, between 2013 and 2015 we have made significant efforts and investments in more than nine VIP lounges throughout our network, creating spaces that are exclusive and modern.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. This is El Salvador’s main airport, handling more than 2 million passengers per year. Avianca moved nearly 1.6 million passengers during 2014, 65% of which connected through this hub to one of our 28 destinations offered from this airport.

The current infrastructure has one passenger terminal, one cargo terminal and separate maintenance facilities. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion can be significant.

We lease over 28,358 square meters for our 30 check-in counters, offices, warehouses, maintenance areas, and a flight simulator. We also operate nearly 50 daily flights in 14 gates and 11 remote positions (three at the passenger terminal, three at the cargo terminal and four next to the maintenance facilities). During 2014 we performed several modifications in our VIP lounge, which were first available in November for our Business Class passengers and our LifeMiles and Priority Pass partners. The final opening of the 720 square meters lounge took place in the first quarter of 2015. The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Aligned with the infrastructure plans but in a more rapid pace, the airspace of this airport has been redesigned in 2014, allowing different operators to use modern flight procedures that contribute to the operational efficiency and safety.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2014, the airport served almost 14.9 million passengers. The airport serves as one of our hubs for South America, with more than 41 scheduled flights per day, including 19 international destinations. During 2014 we connected nearly 2000 passenger on a daily basis through this airport, which corresponds to 40% of our total passenger movement in Lima.

After its privatization in 2001, Jorge Chávez underwent a substantial renovation project, the first phase of which was completed in 2005 and the second one in 2009. As a consequence of the accelerated growth plan that the airport had after its privatization, the last 7 years it has been ranked by Skytrax as the best airport in South America. Currently this airport has 45 aircraft parking spaces, 19 gates and 26 remote boarding positions. In addition to this, different work has been done to increase the parking positions due to need of incremental capacity driven by the high operation rates at peak hours and the requirements for additional positions adequate for heavy aircraft such as A330s or B787s.

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

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2014, we paid a total of approximately $25 million in insurance premiums and had a total insured value of approximately $16.2 billion.

We have also contracted liability insurance with respect to our directors and officers.

Regulation

Colombia

Overview

Aerovías del Continente Americano S.A. Avianca is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airlines services under applicable Colombian laws have been obtained or affected and are in full force and effect.

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

Authorizations and licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic aviation, particularly for the authorization of trunk routes (rutas troncales), airlines must present feasibility studies to secure specific route rights, and no airline may serve the part of the city with the most traffic unless that airline owns or leases at least five certified aircraft and has a paid-in minimum capital equal to approximately $2.5 million.

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

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Furthermore, local law establishes sanctions for more than one-hour delays, and for flight cancellations, regardless of the compensatory measures that the airlines may adopt, which trigger the obligation to compensate passengers and increases the compensatory amounts.

Currently there is a project to harmonize actual aviation regulations of Colombia (Reglamentos Aeronáuticos de Colombia) with Latin American Regulations lAR. This project has not been completed, therefore the final version may vary substantially from the proposed version.

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

Currently, there are two projects in the Colombian Congress that are relevant for the aviation industry, because they intend to increase the passenger protection scheme, as well as enhanced penalties for flight delays or cancelations without legal cause. As of the date of this annual report, these projects are still under discussion and therefore the final versions may vary substantially from the proposed versions.

Security

Chapter Seventeen of the Colombian Civil Aviation Regulations encompasses all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods. Additionally, on April 11, 2005 the Colombian Civil Aviation Authority issued Resolution 01556, which regulates all aspects of the transportation of firearms.

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

Currently, there is an operational restriction against operating in the south runway of the El Dorado International Airport between 10 p.m. and 6 a.m., with some exceptions in order to protect flight operations.

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

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. On July 2012, the Colombian Civil Aviation Authority authorized us to operate 27 new international weekly flights, including seven weekly frequencies from Bogotá to Los Angeles, eight more frequencies from Bogotá to Spain (MAD and/or BCN), seven flights to Frankfurt, one additional frequency to Guatemala City, three additional frequencies to London, and one flight from San Andres to Panama City. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, Venezuela and the U.S. pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. The bilateral agreement with Brazil provides for 28 weekly flights by each country’s designated carrier.

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

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: United States, El Salvador, Costa Rica, Ecuador, Canada, Mexico, Panama, Aruba, Curacao, Argentina, Austria, Bolivia, Brazil, Chile, Ecuador, Paraguay, Peru, Uruguay, Saudi Arabia, Venezuela, Germany, Belgium, Spain, France, Holland, Italy, Luxemburg, Portugal, United Kingdom, Switzerland, Iceland, Turkey, Korea, United Arab Emirates, Singapore, Dominican Republic, Cuba, French Antilles, Barbados, Israel, Qatar, Surinam and China.

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

The government of El Salvador has declared an “open skies policy” when negotiating air transport agreements and the traffic rights. Currently, the Civil Aviation law was reformed to provide for an open skies regime and, as a result, is now “open skies based on reciprocity. This new regime includes up to seventh air freedom specifically for cargo operations.

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

On January 2015, the AAC issued new tariffs for the services provided by such authority. The tariffs which are being contested represent extremely high costs for national and international airlines operating to El Salvador.

Apart from local governments we are regulated by the Federal Administration Authorization and Transport Security Agency, from the United States. Most of Taca International’s aircraft are registered at the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

In addition, there are currently law projects to modify Consumer Protection Law and Migration Law, which may affect our operations.

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

Passenger flow separations

El Salvador has adopted alternative measures to comply with OACI standards in passenger flow separations and is working to validate the security measures in the airports that provide passengers to its hub, maintaining separation for passengers coming from a country where higher or equal security measures to the ones adopted in El Salvador have been established. It is doing so by auditing such measures and signing MOUs with such countries to promote cooperation on this matter. As of the date of this annual report, there is an MOU signed with Panama, which is the other country in the Central American region which is also adopting these alternative measures. El Salvador currently has no budget to build flow separations in its international airport. If found in non-compliance with OACI standards, the country could be placed on the blacklist of countries without proper security measures. An OACI audit is scheduled for May 2015. It is likely that the TSA, with the support of OACIs will strengthen security measures for flights to the US.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba, China (Taiwan), Ecuador, the United Arab Emirates (agreement is under ratification), Qatar (agreement is under ratification), Chile, Colombia, Canada (agreement is under ratification).

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

Costa Rica

Overview

LACSA is a sociedad anónima duly organized and validly existing under the laws of Costa Rica. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with LACSA being an entity providing airlines services under applicable laws of Costa Rica have been obtained or affected and are in full force and effect. Effective legal control and principal place of business is still established in Costa Rica.

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

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia, Costa Rica (agreement is under ratification), Cuba, Chile, Ecuador, Argentina, the United Arab Emirates (agreement is under ratification) and Qatar (agreement is under ratification).

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

Bilateral and open skies agreements

Peru has entered into 37 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

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

Notwithstanding the foregoing, Peruvian regulations provide that 51% of an entity’s voting stock only needs to be the property of a Peruvian national who is permanently domiciled in Peru for a period of six months commencing on the effective date of the airline’s occupational license. Upon the expiration of such term, up to 70% of an entity’s voting stock may be owned by foreigners. As of the date of this annual report, we own 49% of the voting stock and 99% of the non-voting stock in our Peruvian airline, Transamerican Airlines S.A.

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

INDECOPI also has authority to control passenger rights violations. INDECOPI in the past years increased control over passenger rights protection and fines have been imposed to our airlines.

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

Authorizations and licenses

The aviation market in Ecuador is heavily regulated by the Ecuadorian Civil Aviation Authority. For domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs with the most traffic unless that airline has aircraft with air-worthiness certificates in force. Airlines in Ecuador are obligated to add a surcharge for fuel to their ticket prices and charge an administrative fee in connection with purchases of airline tickets, although this fee is at the discretion of the seller for Internet sales.

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

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, the Netherlands, Argentina, Panama and Chile. The bilateral agreement with the United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. In addition, the following routes were added for Ecuador: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles, and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open sky” policy for all cargo services. The bilateral agreement with Spain, which was modified in July 2003, grants 14 weekly flights. The following routes are to be determined: from Ecuador via points in Colombia, Venezuela and points in the Caribbean to Madrid and/or Barcelona, and points in France, Italy and Germany in both directions. Fifth freedom rights should be negotiated for each case.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2014, the Ecuadorian Civil Aviation Authority authorized us to operate new international weekly flights, including flights within the Andean Pact Operation Permit. We operate routes from Quito and/or Guayaquil to Bogotá, with 49 frequencies per week from Quito to Lima with the following points from Santa Cruz (14 frequencies per week), La Paz (seven frequencies per week) and Bogotá (three frequencies per week) and seven flights from Panama to Quito. In 2014, we obtained 21 frequencies per week to Panama, seven frequencies to Aruba and seven to Curacao. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

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

Ownership and control

The Ecuadorian Civil Aviation Law was changed in 2001 eliminating a 40% limitation on foreign investment in Ecuadorian airlines, and stated that, from an Ecuadorian law perspective, there were no restrictions on foreign investment in Ecuadorian airlines. However, some of Ecuadorian’s bilateral agreements do restrict foreign involvement in Ecuadorian airlines. For example, bilateral agreements entered into by Ecuador with the United States, Spain, the United Kingdom, France, Germany, Switzerland, all contain requirements that each designated airline remain substantially owned and effectively controlled by an Ecuadorian governmental entity or Ecuadorian nationals.

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

European Regulation

Within Europe, we currently operate to Spain and therefore are subject to Spanish DGAC (Dirección General de Aviación Civil) regulation and authorizations. Our license to operate to certain destinations in Spain and the number of frequencies we operate is reviewed on a bi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport.

Additionally, since July 2014, we have operated four weekly flights to London and expect to operate one daily flight as of July 2015. In this regard we are we are subject to England CAA (Civil Aviation Authority) regulation and authorizations.

As of November 2014, the European Aviation Safety Agency (EASA) is responsible for granting operating permits for non-EU carriers operating flights to Europe pursuant to Reg (EU) 452/2014. At the time of writing this annual report, we are in process of obtaining this operation such permit.

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

C.	Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2014:

(1)	“Service Companies” includes various special purpose vehicles formed to contract personnel and provide operating and other services.
(2)	“Aircraft Ownership Entities” includes special purpose vehicles organized for the financing of aircraft.
(3)	Participation through different vehicles.
(4)	Participation through different vehicles, including voting and non-voting shares.

Avianca, Tampa Cargo S.A., Líneas Aéreas Costarricenses, S.A., or LACSA, Trans American Airlines S.A., and Taca International Airlines S.A., or Taca International, are our operating airline subsidiaries in Colombia, Costa Rica, Peru and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company.

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

We occupy approximately 5,265 square feet of office space in Lima, Peru with aggregate payments of $47,211 per month in rent.

At Jorge Chavez International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from Lima Airport Partners. We pay approximately $75,589 per month for this leased property.

At Mariscal Sucre International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from QUIPORT. We pay approximately $26,865 per month for this leased property.

At Jose Joaquin Olmedo International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from TAGSA. We pay approximately $10,500 per month for this leased property

At Puente Aéreo, we lease maintenance hangars, operations offices, parking spaces and commercial spaces from OPAIN for approximately $480,000 per month, which covers approximately 95,468 square meters. We have exclusive rights to use and commercially benefit from the Puente Aéreo, including the ability to sublease retail and commercial space, until March 2016.

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

At Juan Santamaria International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from Alterra. We pay approximately $49,000 per month for this leased property.

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

Construction, expansion and improvement

For a description of our plans to construct, expand and improve our facilities, see “Item 4. Information on the Company—Part B. Business Overview—Airport Facilities” and “Item 4. Information on the Company—Part B. Business Overview—Maintenance” and “Item 4. Information on the Company—Part B. Business Overview—Operational Training Center.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2012, 2013 and 2014 and the notes thereto included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Part A. Selected Financial Data” and “Item 10.

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

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2014, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,400 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,200 destinations. During the year ended December 31, 2014, we transported approximately 26.2 million passengers and 389,779 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 24.0% from $3,794.4 million in 2011 to $4,703.6 million in 2014, and our consolidated operating profit increased 38.1% from $202.4 million for the year ended December 31, 2011 to $279.5 million in 2014. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 23.9% and 28.2%, respectively, from 2011 to 2014 and during the same period our load factor decreased modestly from 79.6% to 79.4%.

Our recent growth has been driven primarily by our network integration and rising demand for passenger and cargo services in the Latin American region. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by an improvement in economic conditions in Latin America and in our core markets over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2011 to 2014 in Latin America, Colombia, Peru and El Salvador of approximately 2.7%, 5.0%, 5.1% and 1.9%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to carry more business and leisure passengers, grow revenues and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses increased by 4.7% for the year ended December 31, 2014, compared to the prior year, primarily as a result of growth in our operations. Our CASK excluding fuel increased 0.3% for the year ended December 31, 2014 compared to the prior year. We are now implementing the second stage of our integration plan, which focuses primarily on cost-efficiency improvements to support our 5.9% capacity growth in ASKs, as well as the growth in our strategic business units, such as cargo and loyalty programs, and integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2014, we derived approximately 82.1% of our operating revenue from passenger transportation, and 17.9% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

Results of Operations

Operating revenue

Passenger revenue. We recognize passenger revenue, including revenue from redemption of miles under our LifeMiles loyalty program, when transportation service is provided, which we refer to as “flown revenue”. Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of available seat kilometers (ASKs), which represent the number of seats available on our aircraft multiplied by the number of kilometers the seats are flown. Our passenger usage is measured in terms of revenue passengers kilometers (RPKs), which represent revenue passengers multiplied by the kilometers these passengers fly. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer.

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

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2014	2013	2012
Passenger:
Capacity (in ASKs, in millions)	41,052	38,762	36,545
Load factor(1)	79.4%	80.5%	79.6%
Yield (in U.S. cents)(2)	11.8	12.4	12.2
Total passengers (in thousands)	26,230	24,625	23,093
Cargo(3):
Capacity (in ATKs, in millions) (4)	1,633	1,403	1,198
Load factor(5)	64.4%	60.0%	62.5%
Yield (in U.S. cents)(6)	0.46	0.51	0.54
Cargo (in thousands of metric tons)	390	319	299
RASK (in U.S. cents)(7)	11.5	11.9	11.7

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	Includes courier services.
(4)	ATKs does not include Ecuador Domestic.
(5)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(6)	Average amount paid to fly one metric ton of cargo one kilometer.
(7)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2014, fuel represented approximately 30.4% of our total operating expenses and 28.6% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, maintenance and repairs, air traffic, depreciation, amortization, and impairment, general and administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2014, we purchased approximately 28.6% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2013 to 2014, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased 4.9% from an average of $97.9 per barrel to an average of $93.2 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.15	3.27	3.33
Gallons consumed (in thousands)	427,785	406,143	388,066

*	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2014	2013	2012
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	3.15	3.27	3.33
Gallons consumed (in thousands)	396,973	377,696	360,374
Available seat kilometers (in millions)	41,052	38,762	36,545
Gallons per ASK (in thousandths)	9.7	9.7	9.9

*	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 30% to 40% of our projected next 12-month fuel consumption. As of December 31, 2014 we had hedges in place for approximately 35% of our projected next 15-month fuel consumption through trust mechanisms and futures, forwards and options contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Sales and marketing. Our sales and marketing expenses consist primarily of payments made to travel agents and credit card companies for ticket sales and also include fees related to reservation systems and global distribution systems. Costs related to sales through direct channels, including sales from our ticket offices, our call centers, direct agents and our websites are also included in selling costs. In 2014, travel agents received average commissions, consisting of base commissions and back-end incentives, equal to approximately 3.3% of ticket prices for ticket sales made in Colombia and 3.2% of ticket prices for ticket sales made in other countries. Base commissions are accounted for as deferred assets and are expensed when transportation is provided. Back-end incentive commissions, which are incentives for particular travel agencies and are paid on a periodic basis based on the achievement of certain sales targets set by us, are expensed when the sale occurs. Back-end incentive commissions are calculated based on the actual amount of sales of a travel agency compared to the target. We have encouraged travel agencies to move from standard base commissions to back-end incentive compensation based on sales volume. During the last three years, our commission expense has decreased as a percentage of our passenger revenue, and we believe it may decrease further as a result of an industry-wide trend to increase the proportion of sales made through direct channels.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2014, we held 81, or 42.0%, of our total 193 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2014, the average term remaining on our aircraft operating leases was three years and five months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2014, we owned 112, or 58.0%, of our total 193 aircraft.

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

Depreciation, amortization, and impairment. Our depreciation, amortization, and impairment costs include depreciation of aircraft assets owned or under finance leases, depreciation of non-aircraft assets, amortization of capitalized projects owned or under finance leases and amortization of intangible assets. Depreciation, amortization, and impairment costs also include impairment expense, which consists of fleet retirement charges including impairment charges for spare parts.

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative expenses, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as municipal taxes on sales in Colombia (each municipality has a different rate but the average tax rate is approximately 1% of sales generated in each municipality). Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such valued added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

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

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2014.

Colombia. The corporate income tax statutory rate was 33% in 2011 and 2012, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. For tax years 2013 and 2014, due to a tax reform enacted in December 2012, the corporate income tax rate was reduced to 25%.

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

Additionally, there is an income tax for equity called Impuesto sobre la renta para la equidad, or CREE, which has a 9% tax rate. CREE has a similar taxable base to the corporate income tax, except for special deductions such as productive fixed assets that are not deductible. Corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage. Additionally, from fiscal year 2015 to 2018, a new surcharge will apply to CREE taxable income. These surcharge rates are 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018.

Due to a tax reform enacted in December 2014, a new Wealth Tax was introduced that applies to companies from 2015 to 2017. This tax will be levied at varying rates on Colombian and foreign entities owning a gross-worth net of liabilities equal or higher than COP 1,000,000,000 on January 1, 2015

El Salvador. The corporate income tax rate is 30%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues. This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30% tax rate. A presumptive income tax based on gross revenue has a 1% tax rate unless the tax profit and loss statement generates losses. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the years ended December 31, 2013 and 2014, we determined that we would generate sufficient taxable income to realize our deferred tax assets.

Factors Affecting Comparability

Changes in classification of certain accounts

Beginning with the third quarter of 2014, we successfully migrated our accounting platform to a new ERP (enterprise resource planning) platform. In connection with this change, the grouping of certain expenses and the related presentation of certain line items changed beginning in the third quarter of 2014, which affects the comparability of these line items against prior periods. The most significant of these changes are described in footnotes to the table under “—Results of Operations for the Years Ended December 31, 2013 and December 31, 2014.” See also Note 35 to our audited consolidated financial statements.

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

Changes in foreign exchange rates

The average foreign exchange rates of the Colombian peso to the U.S. dollar for 2012, 2013 and 2014 were COP 1,797.7, COP 1,868.9 and COP 2,001.1, respectively. The 7.1% average depreciation of the Colombian peso between 2013 and 2014 had a negative effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2014.

Results of Operations for the Years Ended December 31, 2013 and December 31, 2014

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2014(1)	2013	2014	2013	2013 to 2014
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,862,721	$3,862,397	82.1%	83.8%	0.0%
Cargo and other(2)	840,850	747,207	17.9%	16.2%	12.5%

Total operating revenue	4,703,571	4,609,604	100.0%	100.0%	2.0%

	Year Ended December 31,				% Change
	2014(1)	2013	2014	2013	2013 to 2014
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations(3)	56,695	82,872	1.2%	1.8%	(31.6)%
Aircraft fuel	1,345,755	1,325,763	28.6%	28.8%	1.5%
Ground operations(4)(5)	397,625	343,812	8.5%	7.5%	15.7%
Aircraft rentals	299,220	273,643	6.4%	5.9%	9.3%
Passenger services	154,464	143,512	3.3%	3.1%	7.6%
Maintenance and repairs(4)(5)	268,894	188,659	5.7%	4.1%	42.5%
Air traffic	206,151	180,140	4.4%	3.9%	14.4%
Sales and marketing(2)(4)	605,674	584,468	12.9%	12.7%	3.6%
General, administrative and other(3)(5)(6)	165,172	257,273	3.5%	5.6%	(35.8)%
Salaries, wages and benefits(3)(6)	725,793	674,951	15.4%	14.6%	7.5%
Depreciation, amortization, and impairment	198,660	169,580	4.2%	3.7%	17.1%

Total operating expenses	4,424,103	4,224,673	94.1%	91.6%	4.7%

Operating profit	279,468	384,931	5.9%	8.4%	(27.4)%
Interest expense	(133,989)	(113,330)	(2.8)%	(2.5)%	18.2%
Interest income	17,099	11,565	0.4%	0.3%	47.9%
Derivative instruments	5,924	(11,402)	0.1%	(0.2)%	152.0%
Foreign exchange	10,272	23,517	0.2%	0.5%	(56.3)%

Profit before income tax	178,774	295,281	3.8%	6.4%	(39.5)%

Total income tax expense	(50,280)	(46,460)	(1.1)%	(1.0)%	8.2%

Net profit for the year	$128,494	$248,821	2.7%	5.4%	(48.4)%

(1)	Beginning with the third quarter of 2014, we migrated our accounting platform to a new ERP (enterprise resource planning) platform. In connection with this change, the grouping of certain expenses and the related presentation of certain line items changed beginning in the third quarter of 2014, which affects the comparability of these line items against prior periods. The most significant of these changes are described in succeeding footnotes.
(2)	Prior to the third quarter of 2014, interline commissions related to code sharing were recognized in Cargo and other revenue. In the third quarter and fourth quarters of 2014, $11.3 million of these commissions were reallocated as credits to Sales and marketing to offset interline commissions expenses instead of being recognized as Cargo and other revenue.
(3)	Prior to the third quarter of 2014, pilot, crew and ground staff travel and other expenses were recorded in Flight operations. In the third quarter and fourth quarters of 2014, $24.1 million of these expenses were recorded primarily in Salaries, wages and benefits and to a lesser degree in General, administrative and other instead of being recorded in Flight operations.
(4)	Prior to the third quarter of 2014, courier service costs associated with our DEPRISA business unit were recorded in Ground operations. In the third quarter and fourth quarters of 2014, $11.2 million of these expenses were recorded Sales and marketing and Maintenance and repairs instead of being recorded in Ground operations.
(5)	Prior to the third quarter of 2014, transportation of parts, buildings and rentals, electric energy service and ground equipment maintenance were recorded in Ground operations and General, administrative and other. In the third quarter and fourth quarters of 2014, $14.8 million of these expenses were recorded in Maintenance and repairs instead of being recorded in Ground operations and General, administrative and other.
(6)	Prior to the third quarter of 2014, employee benefits were recorded in General, administrative and other. In the third quarter and fourth quarters of 2014, $18.6 million of these expenses were recorded in Salaries, wages and benefits instead of being recorded in General, administrative and other.

Net profit

Our net profit for the year was $128.5 million in 2014, a 48.4% decrease from $248.8 million in 2013, primarily as a result of a 27.4%, or $105.5 million, decrease in operating profit, as a consequence of the adjustment and transition process related to capacity rationalization in Venezuela and lower passenger and cargo yields resulting from a competitive environment in Latin American markets. We recorded a net gain on foreign exchange of $10.3 million in 2014 compared to a net gain of $23.5 million in 2013, primarily as a result of the average 7.1% depreciation of the Colombian peso against the U.S. dollar in 2014, which produced a gain in 2014 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets, partially offset by losses related to the devaluation of the Venezuelan bolivar. During 2014, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $112.3 million, a 52.6% decrease from $236.7 million in 2013. Our operating revenue per ASK (RASK) was 11.5 and 11.9 cents for the years ended December 31, 2014 and 2013, respectively.

Operating revenue

Our operating revenue was $4,703.6 million in 2014, a 2.0% increase over $4,609.6 million in 2013, as a result of a $0.3 million increase in passenger revenue and a $93.6 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.5 cents in 2014, a 3.4% decrease from 11.9 cents in 2013, primarily as a result of a 4.3% decrease in passenger yield and a 9.0% decrease in cargo yield due to increased price competition.

Passenger revenue. Our passenger revenue was $3,862.7 million in 2014, a 0.0% increase over $3,862.4 million in 2013, primarily as a result of a 6.5% increase in passengers carried in 2014, from 24.6 million in 2013 to 26.2 million in 2014, offset by a 6.0% decrease in average fare. Our passenger load factor decreased from 80.5% in 2013 to 79.4% in 2014 while our capacity increased 5.9% in 2014. Our passenger yield decreased 4.3% from 12.4 cents in 2013 to 11.8 cents in 2014. In addition, passenger revenue related to flight change fees increased 38.3% and revenue related to miles redemptions increase 83.8%, offset by decreases of 73.7% in service charges and 57.4% in passenger code share revenue.

Cargo and other. Our revenue from cargo and other was $840.9 million in 2014, a 12.5% increase over $747.2 million in 2013, primarily as a result of an 11.9% increase in cargo and courier revenues, from $504.7 million in 2013 to $564.9 million in 2014.

Our cargo revenues increased in 2014 despite a 9.0% decrease in cargo yields (from 0.51 cents in 2013 to 0.46 cents in 2014) which was more than offset by a 25.5% increase in traffic in terms of RTKs (from 838 million in 2013 to 1,052 million in 2014) and a 16.4% increase in our cargo capacity in terms of ATKs. As our usage grew at a higher rate than our capacity, our cargo load factor increased from 60.0% in 2013 to 64.4% in 2014.

Our other operating revenues were $276.0 million in 2014, a 13.8% increase over $242.5 million in 2013, primarily as a result of a $10.7 million increase in ground operations and maintenance revenue related to an increase in major inspections and technical assistance. In 2014, LifeMiles revenues accounted for 51.2% of our total other operating revenues, air transport-related services provided to third parties accounted for 13.5%, aircraft leases accounted for 11.1% and other sources such as interline revenues, VIP lounges, duty free sales, vacation packages and other accounted for the remaining 24.1%.

Operating expenses

Operating expenses were $4,424.1 million in 2014, a 4.7% increase over $4,224.7 million in 2013, primarily as a result of a $80.2 million increase in maintenance and repairs expense, a $53.8 million increase in ground operations expense, a $50.8 million increase in salaries, wages and benefits expense, a $25.6 million increase in aircraft rentals expense and a $20.0 million increase in aircraft fuel expense. As a percentage of operating revenue, operating expenses increased from 91.6% in 2013 to 94.1% in 2014.

Our operating expenses excluding aircraft fuel cost increased 6.2% as our capacity in ASKs increased 5.9%. As a result, our CASK excluding fuel increased 0.3% in 2014. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2014	2013	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.28	3.42	(4.2)%
Salaries, wages and benefits	1.77	1.74	1.5%
Sales and marketing	1.48	1.51	(2.2)%

	Year Ended December 31,
	2014	2013	% Change
	(in US cents)
Ground operations	0.97	0.89	9.2%
Aircraft rentals	0.73	0.71	3.2%
Maintenance and repairs	0.66	0.49	34.6%
Air traffic	0.50	0.46	8.1%
Depreciation, amortization, and impairment	0.48	0.44	10.6%
General, administrative and other	0.40	0.66	(39.4)%
Passenger services	0.38	0.37	1.6%
Flight operations	0.14	0.21	(35.4)%

Total	10.78	10.90	(1.1)%
Total (excluding fuel)	7.50	7.48	0.3%

Aircraft fuel. Aircraft fuel expense was $1,345.8 million in 2014, a 1.5% increase over $1,325.8 million in 2013, primarily as a result of a 5.3% growth in fuel consumption during 2014 reflecting a 7.2% increase in our block hours, partially offset by a 3.8% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $3.27 per gallon in 2013 to an average of $3.15 per gallon in 2014. Our higher aircraft fuel expense in 2014 was also partially attributable to losses of $22.4 million in 2014, from settlements of our fuel hedge instruments. Because our capacity in ASKs increased at a higher rate (5.9%) than our aircraft fuel expense increased, our cost of fuel per ASK decreased 4.2% in 2014.

Salaries, wages and benefits. Salaries, wages and benefits expense was $725.8 million in 2014, a 7.5% increase over $674.9 million in 2013, primarily as a result of a 7.3% increase in total personnel, from 19,153 at December 31, 2013 to 20,545 at December 31, 2014, mainly related to growth of our operations during 2014, particularly as a result of the growth in our domestic Colombian operations, increases in temporary personnel due to relocation of some domestic routes within Colombia from Puente Aéreo domestic terminal in Bogotá to El Dorado International Airport and average salary adjustments based on inflation, as well as changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above). In terms of unit cost per ASK, salaries, wages and benefits increased by 1.5% from 1.74 cents in 2013 to 1.77 cents in 2014.

Sales and marketing. Sales and marketing expenses were $605.7 million in 2014, a 3.6% increase over $584.5 million in 2013, primarily as a result of an increase in travel agent costs, financial partners, incentives related to loyalty programs and other commissions due to an 6.5% increase in our passenger traffic, partially offset by a decrease in costs related to global publicity and distribution cost optimization initiatives, such as negotiated reduced fees for global distribution systems and increased direct sales. In terms of unit cost per ASK, selling expenses decreased 2.2% from 1.51 cents in 2013 to 1.48 cents in 2014.

Ground operations. Ground operations expense was $397.6 million in 2014, a 15.7% increase over $343.8 million in 2013, primarily as a result of an 11.2% increase in departures in 2014 compared to 2013, due to the introduction of new routes and frequencies during 2014. This increase also reflected price increases in navigation, ramp services and landing and parking rates, as well as changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above). In terms of unit cost per ASK, ground operations increased 9.2% from 0.89 cents in 2013 to 0.97 cents in 2014.

Aircraft rentals. Aircraft rentals expense was $299.2 million in 2014, a 9.3% increase over $273.6 million in 2013, primarily as a result of our incorporation of seven new aircraft (two A320s, two A321, two A330 and one B787) under operating leases in 2014, plus an operating lease for one B767 for use while the delivery of one B787 was delayed, which contributed to the total number of our aircraft under operating leases increasing from 73 as of December 31, 2013 to 81 as of December 31, 2014. In terms of unit cost per ASK, aircraft rentals increased 3.2% from 0.71 cents in 2013 to 0.73 cents in 2014.

Maintenance and repairs. Maintenance and repairs expense was $268.9 million in 2014, a 42.5% increase from $188.7 million in 2013, primarily as a result of higher return conditions expenses related to the retirement of our ATR42 fleet and one Airbus 330 and an increase in non-capitalized maintenance events and higher provisions for obsolescence of inventory corresponding to the phase-out of our Fokker 50 aircraft, as well as changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above). In terms of unit cost per ASK, maintenance and repairs increased 34.6% from 0.49 cents in 2013 to 0.66 cents in 2014.

Air traffic. Air traffic expense was $206.2 million in 2014, a 14.4% increase over $180.1 million in 2013, primarily as a result of an 11.2% increase in departures and the addition of new routes and frequencies added to our network in 2014, as well as changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above), partially offset by initiatives implemented to increase cost efficiency such as system standardization and airport facilities cost optimization,. In terms of unit cost per ASK, air traffic increased 8.1% from 0.46 cents in 2013 to 0.50 cents in 2014.

Depreciation, amortization, and impairment. Depreciation, amortization, and impairment expense was $198.7 million in 2014, a 17.1% increase over $169.6 million in 2013, primarily due to maintenance events amortization of $11.0 million and a $12.0 million increase in aircraft depreciation as a result of the increase of the total number of our owned aircraft increasing from 98 as of December 31, 2013 to 112 as of December 31, 2014 related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 10.6% from 0.44 cents in 2013 to 0.48 cents in 2014.

General, administrative and other. General, administrative and other expenses were $165.2 million in 2014, a 35.8% decrease from $257.3 million in 2013, primarily due to an increase in gain on sale of assets of $4.0 million in 2014 and changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above). In terms of unit cost per ASK, general, administrative and other expenses decreased 39.4% from 0.66 cents in 2013 to 0.40 cents in 2014.

Passenger services. Passenger services expense was $154.5 million in 2014, a 7.6% increase over $143.5 million in 2013, primarily as a result of a 6.5% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network and also includes changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods. In terms of unit cost per ASK, passenger services expense increased 1.6% from 0.37 cents in 2012 to 0.38 cents in 2014.

Flight operations. Flight operations expense was $56.7 million in 2014, a 31.6% decrease from $82.9 million in 2013, primarily as a result of cost optimization in transportation and feeding of operating personnel, a decrease in insurance costs as a result of lower negotiated rates for insurance at renewal due to economies of scale, safety track records and our improved bargaining position as a result of our larger size after the combination of Avianca and Taca and changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods (as described above). In terms of unit cost per ASK, flight operations expense decreased 35.4% from 0.21 cents in 2013 to 0.14 cents in 2014.

Operating profit and operating margin

Our operating profit was $279.5 million in 2014, a 27.4% decrease from $384.9 million in 2013. Our operating margin decreased from 8.4% in 2013 to 5.9% in 2014 as a result of our expenses increasing at a higher rate (4.7%), than our total operating revenues (2.0%), primarily due to an increase related to our growth in capacity measure in ASKs of 5.9%, an 11.2% increase in departures due to our offering of more frequencies and new flight destinations in 2014, and the increase in our fleet, combined with lower passenger and cargo yields.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $133.9 million in 2014, an 18.2% increase from $113.3 million in 2013, primarily as a result of $25.8 million of interest related to $250 million bonds issued in the reopening of our international bonds in 2014, and increase in new debt to acquire new aircraft, partially offset by a decrease in the average interest rate of our debt from 4.47% in 2013 to 4.26% in 2014, and a decrease of COP-denominated debt as consequence of payment of bonds in COP.

Interest income. Interest income was $17.1 million in 2014, a 47.9% increase from $11.6 million in 2013, primarily as a result of a higher amount of deposits, partially offset by a decrease in the average interest rate on deposits at banks from 2.37% in 2013 to 2.28% in 2014.

Derivative instruments. Derivative instruments expense includes the net effect of changes in fair value of derivatives (financial instruments). In 2014 we recognized a $5.9 million gain in fair value of derivative instruments compared to a loss of $11.4 million in 2013, primarily as a result of positive variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net gain on foreign exchange of $10.3 million compared to a net gain of $23.5 million in 2013, primarily as a result of the 24.2% depreciation of the Colombian peso against the U.S. dollar at December 31, 2014 compared with the Colombian peso exchange rate at December 31, 2013, which produced a gain in 2014 due to the fact that our average Colombian peso-denominated liabilities exceeded our Colombian peso-denominated assets, partially offset by losses related to the devaluation of the Venezuelan bolivar.

Provision for income tax expense

Our current income tax expense was $33.8 million in 2014, a 16.2% decrease compared to current income tax expense of $40.3 million in 2013. Our deferred income tax expense was $16.5 million in 2014, a 167.7% increase from $6.2 million in 2013.

Our total effective tax rate increased from 15.8% in 2013 to 28.1% in 2014, primarily due to the effect of certain non-deductible expenses in Colombia and the application of a net worth presumptive taxable base for our corporate income tax.

Additionally, in Colombia, the international flights income tax credit decreased by 25.7% from 2013 to 2014, mainly due to the decrease of profits and the netting of exempted income of Avianca S.A.

Results of Operations for the Years Ended December 31, 2012 and December 31, 2013

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2013	2012	2013	2012	2012 to 2013
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,862,397	$3,550,559	83.8%	83.2%	8.8%
Cargo and other	747,207	719,097	16.2%	16.8%	3.9%

Total operating revenue	4,609,604	4,269,656	100.0%	100.0%	8.0%
Operating expenses:
Flight operations	82,872	84,774	1.8%	2.0%	(2.2)%
Aircraft fuel	1,325,763	1,305,396	28.8%	30.6%	1.6%
Ground operations	343,812	321,552	7.5%	7.5%	6.9%
Aircraft rentals	273,643	255,566	5.9%	6.0%	7.1%
Passenger services	143,512	132,823	3.1%	3.1%	8.0%
Maintenance and repairs	188,659	222,705	4.1%	5.2%	(15.3)%
Air traffic	180,140	169,650	3.9%	4.0%	6.2%
Sales and marketing	584,468	522,645	12.7%	12.2%	11.8%
General, administrative and other	257,273	206,666	5.6%	4.8%	24.5%
Salaries, wages and benefits	674,951	644,901	14.6%	15.1%	4.7%
Depreciation, amortization, and impairment	169,580	122,080	3.7%	2.9%	38.9%

Total operating expenses	4,224,673	3,988,758	91.6%	93.4%	5.9%

Operating profit	384,931	280,898	8.4%	6.6%	37.0%
Interest expense	(113,330)	(122,112)	(2.5)%	(2.9)%	(7.2)%
Interest income	11,565	25,006	0.3%	0.6%	(53.8)%
Derivative instruments	(11,402)	(24,042)	(0.2)%	(0.6)%	(52.6)%
Foreign exchange	23,517	(56,788)	0.5%	(1.3)%	141.4%

Profit before income tax	295,281	102,962	6.4%	2.4%	186.8%

Total income tax expense	(46,460)	(64,705)	(1.0)%	(1.5)%	(28.2)%

Net profit for the year	$248,821	$38,257	5.4%	0.9%	550.4%

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

Our operating expenses excluding aircraft fuel cost increased at the same pace, 8.0%, as our operating revenue, reflecting our efforts to manage controllable costs. As a result, our CASK excluding fuel increased 1.9% in 2013. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2013	2012	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	3.42	3.57	(4.2)%
Salaries, wages and benefits	1.74	1.76	(1.3)%
Sales and marketing	1.51	1.43	5.4%
Ground operations	0.89	0.88	0.8%
Aircraft rentals	0.71	0.70	1.0%
Maintenance and repairs	0.49	0.61	(20.1)%

	Year Ended December 31,
	2013	2012	% Change
	(in US cents)
General, administrative and other	0.66	0.57	17.4%
Air traffic	0.46	0.46	0.1%
Depreciation, amortization, and impairment	0.44	0.33	31.0%
Passenger services	0.37	0.36	1.9%
Flight operations	0.21	0.23	(7.8)%

Total	10.90	10.91	(0.1)%
Total (excluding fuel)	7.48	7.34	1.9%

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

Depreciation, amortization, and impairment. Depreciation, amortization, and impairment expense was $169.6 million in 2013, a 38.9% increase over $122.1 million in 2012, primarily due to maintenance events amortization of $31.9 million and a $20.5 million increase in aircraft depreciation as a result of the incorporation of five new owned aircraft related to our fleet modernization plan. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 31.0% from 0.33 cents in 2012 to 0.44 cents in 2013.

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

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $113.3 million in 2013, a 7.2% decrease from $122.1 million in 2012, primarily as a result of $20.6 million of one-time event charges related to the phase-out of older aircraft in our cargo fleet in connection with our fleet modernization plan registered in 2012, partially offset by an increase in the average interest rate of our debt from 4.17% in 2012 to 4.47% in 2013.

Interest income . Interest income was $11.6 million in 2013, a 53.8% decrease from $25.0 million in 2012, primarily as a result of lower average interest rate on deposits at banks during 2013, which rate averaged 2.37% in 2013 compared to 2.88% in 2012.

Derivative instruments. Derivative instruments expenses include the net effect of changes in fair value of derivatives (financial instruments). In 2013 we recognized an $11.4 million loss in fair value of derivative instruments compared to a loss of $24.0 million in 2012, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

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

Our consolidated financial statements for the years ended December 31, 2014 and 2013 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2014	2013
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Corp.	Panama	100%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Tampa Cargo S.A.S	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu-Marsat S.A.	Costa Rica	100%	100%

We determined that we have control, in accordance with IFRS, over Getcom International Investments, SL, Avianca Leasing, LLC, and Turbo Aviation Two, Limited, after assessing our ability to direct the relevant activities of these companies, our exposure and rights to variable returns, and our ability to affect the amount the companies’ returns.

Our consolidated financial statements also include the financial statements of 44 special purpose entities.

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

After the initial recognition, we measure goodwill at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units. Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which it pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash–generating unit (or group of cash–generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Major maintenance and return conditions

Our aircraft maintenance expense consists of aircraft repair and charges related to light and heavy maintenance of our aircraft and maintenance of components and materials. We account for engine overhaul expense by using the deferral method pursuant to which the actual cost of the overhaul is capitalized and then amortized, based on total estimated flying hours of each overhauled engine or estimated cycles for other components. We record this amortization expense under the operating expenses line item “depreciation, amortization, and impairment.” Routine maintenance expenses of aircraft and engines are charged to expense as incurred.

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

Maintenance deposits

Maintenance deposits refer to the payments we make to leasing companies for future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in our consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to us after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that we do not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

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

We evaluate our estimates and assumptions at each reporting period and, if applicable, we adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation, amortization, and impairment expense, as required by IFRS.

Lease accounting

As of December 31, 2014, our fleet was comprised of 193 aircraft, 112 of which were owned and 81 were subject to long-term operating leases.

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

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale, including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” until redemption. Components other than the fair value of gross billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

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

Under IAS 19 (2011), we determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation;

•	interest income on plan assets; and

•	interest on the effect of the asset ceiling.

Recently Issued and Amended Accounting Standards and Interpretations

We applied, for the first time. certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2014. The nature and the impact of each new standard or amendment is described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on us, since none of our entities qualify to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of ‘currently has a legally enforceable right to set–off’ and the criteria for non–simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on us.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on us, as the we have not novated our derivatives during the current or prior periods.

IFRIC 21 Levies

IFRIC 21 is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. This interpretation had no impact on us, as we have applied recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010–2012 Cycle

In the 2010–2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short–term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011–2013 Cycle

In the 2011–2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First–time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on us, as we are an existing IFRS preparer.

We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments The IASB has previously published versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication represents the final version of the Standard, replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. We are currently assessing the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

IFRS 14 Regulatory Deferral

IFRS 14 allows an IFRS first–time adopter, whose activities are subject to rate–regulation, to continue to account, with some limited changes, in accordance with its previous GAAP, for regulatory deferral account balances both on initial adoption of IFRS and in subsequent financial statement. IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since we are an existing IFRS preparer, this standard would have no impact on our financial statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how to recognize revenue, requiring to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based, five step model to be applied to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. The standard was issued in May 2014. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. We are currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on our financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue–based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. On May 12, 2014, the IASB published the final amendments to IAS 16 and IAS 38. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to on us given that we have not used a revenue–based method to depreciate its non–current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on us as we do not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. First–time IFRS adopters electing to use the equity method in its separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on our consolidated financial statements.

Amendments to IAS 28 and IFRS 10: Sale or contribution of assets between an investor and its associate or joint venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3 Business Combinations, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. These amendments will be applied prospectively in accounting the loss of control in any of our subsidiaries, associates or joint ventures.

Amendments to IAS 1: Disclosures initiative

The amendments clarify materiality requirements. In addition, the amendments introduce a clarification that the list of line items to be presented in the statement of financial position and statement of profit and loss and other comprehensive income can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarify that an entity’s share of OCI of equity–accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss. Finally, the amendments add additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Application of the amendments need not be disclosed. We are currently assessing the impact of IAS 1 and plans to adopt the new standards on the required effective date.

Recoverable Amount Disclosures for Non–Financial Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash–generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. We have not recognized or reversed impairment loss as of December 31, 2014. Accordingly, these amendments will be considered for future disclosures but have no impact on our financial position or results of operations.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 2014. This amendment was not relevant to us, since none of our entities have defined benefit plans with contributions from employees or third parties.

Annual Improvements 2012–2014 Cycle

Amendments to IAS 19: Discount rate, regional market issue

In the 2012–2014 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IAS 19 Employee benefits. This annual improvement clarifies that the high quality corporate bonds used in estimating the discount rate for post–employment benefits should be denominated in the same currency as the benefits to be paid, thus, the depth of the market for high quality corporate bonds should be assessed at currency level. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. The annual improvement is effective for annual periods beginning on or after January 1, 2016 and must be applied prospectively. We are currently assessing the impact of the amendment and plan to adopt the new standards on the required effective date.

Amendments to IFRS 7: Servicing contracts

The annual improvements to IFRS 7 add additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. The annual improvement is retrospectively effective for annual periods beginning on or after January 1, 2016. It is not expected that these amendments will have an impact on our consolidated financial statements.

Amendments to IFRS 5: Changes in methods of disposal.

The amendment clarifies that the cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. The annual improvement is effective for annual periods beginning on or after January 1, 2016 and must be applied prospectively. It is not expected that these amendments will have an impact on our consolidated financial statements.

We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $403.0 million as of December 31, 2012, $735.6 million as of December 31, 2013 and $640.9 million as of December 31, 2014.

As of December 31, 2014, we had 18 unsecured revolving credit lines with financial institutions providing for working capital financing of up to $196.9 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $52.7 million as of December 31, 2012, $94.0 million as of December 31, 2013 and $171.2 as of December 31, 2014. As of December 31, 2014 and 2013, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $273.3 million and 185.2 million, respectively, for working capital purposes. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

The average interest rate for all of our financial debt as of December 31, 2014 was 4.26%.

In addition, we are a holding company and our ability to repay our indebtedness and pay dividends to holders of the ADSs, each of which represents eight preferred shares, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs is dependent on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.” Covenants contained in Avianca’s Local Bonds (as defined below) restrict Avianca’s ability to make dividends and other payments to us. These restrictions are described in more detail in “—Debt and Other Financing Agreements—Series A, B and C Local Bonds.” Because of these restrictions, Avianca is currently unable to pay dividends to us. If Avianca were to continue to be unable to pay dividends to us it would severely impact our liquidity and our ability to pay dividends to holders of the ADSs.

We believe that the above-mentioned sources, including our revolving credit lines and the cash flow generated from operating activities, are sufficient for our present working capital requirements.

In addition, we do not expect our minimum dividend payment policy (15% of the distributable profits of each year) to have a significant impact on our liquidity. For the next five years we estimate that, if dividends are paid in accordance with this policy, the dividend policy would have an average effect of approximately $66.9 million, or 10.5% of our estimated average yearly cash and cash equivalents of $640.9 million. In 2012, the first year we applied the dividend payment policy, the effect was $25.6 million, or 6.4%, of 2012 total cash and cash equivalents. In 2013, the effect was $36.9 million, or 5.0%, of 2013 total cash and cash equivalents. In 2014, the effect was $38.9 million, or 6.1%, of 2014 total cash and cash equivalents.

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

In 2014, net cash flows provided by operating activities were $257.1 million, a 52.9% decrease from $544.6 million in 2013, primarily due to a decrease in profitability as a result of a net profit of $128.5 million in 2014 compared to a net profit of $248.8 million in 2013. Net profit after non-cash items was $470.4 million in 2014, a 14.5% decrease from $549.9 million in 2013, primarily due to the impact of a $199.4 million, or 4.7%, increase in our operating expenses compared to a $94.0 million, or 2.0%, growth in total operating revenues, primarily as a result of a 4.8% decrease in yield, a 0.9 percentage point decrease in load factor and a 5.9% increase in ASKs. Also contributing to the change in our operational cash flow in 2014 compared to 2013 was a decrease in cash flow generated by air traffic liability (liability related to tickets sold in the period but not flown in the period) of $113.4 million, resulting from fewer advance ticket sales, and a decrease in cash flow generated from accounts receivable of $108.1 million, resulting from the growth in our ticket sales, which resulted in incremental accounts receivable from travel agencies selling our tickets (which contributed to a decrease in operating cash because of the greater amount of accounts that had not been paid in cash), partially offset by an increase in cash flow from accounts payable and accrued expenses of $97.6 million resulting from an increase of days payable outstanding (which contributed to an increase in operating cash flow because we used less cash to pay accounts), and a $20.6 million increase in cash flow generated by provisions, resulting from provisions relating to return conditions payments of leased aircraft (the change in provisions was primarily the result of reimbursement of maintenance reserves, which contributed to increased operating cash because we received cash that was previously held in reserve).

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

In 2014, cash flows used in investing activities were $246.9 million, a 48.9% decrease from cash flow used in investing activities of $483.3 million in 2013, primarily as a result of a decrease in acquisition of property and equipment and a decrease in advance payments on aircraft purchase contracts in 2014.

In 2013, cash flows used in investing activities were $483.3 million, a 60.7% decrease over $300.8 million in 2012, primarily as a result of increased advance payments on aircraft purchase contracts and a decrease in redemptions of certificates of bank deposits in 2013.

Cash Flows (used in) provided by Financing Activities

Our financing activities primarily consist of the financing of our fleet and working capital needs.

In 2014, cash flows used in financing activities were $52.8 million, a 118.3% decrease from cash flows provided by financing activities of $289.3 million in 2013, primarily as a result of proceeds from the issuance in our initial public offering of American depositary shares representing shares of our preferred stock in November 2013. Also affecting cash flows provided by financing activities were proceeds from the issuance of bonds of $250.0 million, compared to $298.6 million in 2013, principal payments of financial obligations of $365.6 million ($292.6 million in 2013), and interest payments of $131.8 million ($98.7 million in 2013).

In 2013, cash flows provided by financing activities were $289.3 million, a 1,627% increase from $16.7 million in 2012, primarily as a result of proceeds from the initial issuance of our Senior Notes and the issuance in our initial public offering of American depositary shares representing shares of our preferred stock in November 2013. Also affecting cash flows provided by financing activities were proceeds from new loans and borrowings of $238.6 million, compared to $465.1 million in 2012, used to finance our purchase of aircraft, partially offset by principal payments of financial obligations of $292.6 million ($285.8 million in 2012), interest payments of $98.7 million ($109.9 million in 2012) and dividends of $36.9 million ($25.6 million in 2012).

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

As detailed further in the table below, as of December 31, 2014, our total outstanding debt was $3,170.6 million, an increase of $905.1 million over our total debt of $2,265.5 million as of December 31, 2013. Total debt as of December 31, 2014 consisted of $2,711.9 million in long-term debt and $458.7 million in current installments of long-term debt and short-term borrowings. We had 18 unsecured revolving lines of credit with different financial institutions as of December 31, 2014, for a total of $196.9 million. As of December 31, 2014, we had $171.2 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2014 under all of our indebtedness was 4.26%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	85.9%	14.1%	2,149.7	2.97%
Aircraft	Euros	100.0%	0.0%	21.8	2.77%
Corporate	U.S. Dollars	60.8%	39.2%	210.1	2.59%
Corporate	Colombian Pesos	23.6%	76.5%	62.9	7.02%
Bonds	Colombian Pesos	37.3%	62.7%	177.6	9.69%
Bonds	U.S. Dollars	100.0%	0.0%	548.1	7.95%
Local leasing	Colombian Pesos	0.0%	100.0%	0.4	8.85%

Total		82.8%	17.2%	3,170.6	4.26%

Series B and C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $66.3 million of Series B bonds due 2016 and $111.3 million of Series C bonds due 2019, which we refer collectively as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us. On or prior to December 31, 2015, Avianca may pay dividends to us only if:

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

As of December 31, 2014, Avianca was not meeting the adjusted EBIDAR to debt service ratio for purposes of the Local Bonds. However, this failure does not give holders of the Local Bonds the ability to accelerate this debt.

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

As of December 31, 2014, our total fleet contained 193 aircraft (including nine aircraft subleased to OceanAir and three inactive aircraft) comprised of 180 passenger aircraft and 13 cargo aircraft, 81 of which were subject to operating leases, and 112 which were owned. Of the 112 owned aircraft, 14 are owned outright, 78 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs in Europe or EXIMs in the United States, and 20 have been financed with loans without ECA/EXIM guarantees. During 2014, we financed the purchase of 13 additional jet aircraft and 11 regional aircraft with loans provided by commercial lenders with the support of guarantees issued by ECAs for an aggregate amount of $846.5 million. These loans mature in 2026.

Under the terms of our commercial bank loans with guarantees from ECAs, we currently obtain an 80% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to LIBOR. In order to take advantage of current low interest rate levels, we elected to fix the thirteen jet aircraft that we financed during 2014 at an average interest rate of 3.09%.

Typically aircraft are financed through commercial debt with an export credit agency guarantee in bundles of three to five aircraft to optimize legal fees and to obtain competitive prices. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks in the U.S. and Europe.

The following table shows our outstanding fleet financing debt by lending bank, ECA guaranteed loans and direct financial loans, as of December 31, 2014:

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
			(in millions of US$)
Barclays	132.1	—	—	—	132.1
Bayern	21.8	—	—	—	21.8
BNDES	—	—	93.7	—	93.7
BNP Paribas	236.9	177.3	—	79.2	493.4
Calyon	31.6	—	—	—	31.6
CFC	—	—	—	5.3	5.3
Citibank	258.6	—	—	—	258.6
PEFCO	—	5.0	—	—	5.0
JP Morgan	728.5	—	—	—	728.5
KFW	—	—	—	30.8	30.8
Natixis	29.6	—	—	49.8	79.4
HSBC	138.5	—	—	—	138.5
Wells Fargo	—	—	—	152.8	152.8

Total	1,577.6	182.3	93.7	317.9	2,171.5

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

Avianca anticipated and communicated to all related parties that it will likely fail to comply with the requirement to maintain a minimum EBITDAR Coverage Ratio of (i) 1.85:1.00 for the period commencing January 1, 2014 and ending December 31, 2014. The ECA facility agent, on behalf of the ECA lenders, agreed that any obligation of a guarantor under any ECA transaction document to ensure that the EBITDAR coverage ratio shall not be less than 1.85 to 1.00 for the year ending December 31, 2014 shall be waived strictly on the following conditions:

•	the EBITDAR Coverage Ratio for the year ending December 31, 2014 shall not be less than 1.50 to 1.00; and

•	the cash reserves held or controlled or otherwise available to the guarantor, or its subsidiaries shall be at least equal to $250 million at all times from the date of the waiver until the relevant testing date in respect of the period ending December 31, 2015.

The Avianca-ECA Structure also imposes a negative pledge on us which prevents us from creating or permitting any security interest over any of our assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than fifty per cent (50%) of our issued capital stock (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

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

Avianca Credit Agreement

Avianca is party to a credit agreement, dated September 14, 2012, with Banco Davivienda S.A. providing for borrowings of $40,000,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Tampa Credit Agreement

Tampa Cargo S.A.S. is party to a credit agreement, dated July 27, 2012, with Banco Davivienda S.A. providing for borrowings of $20,750,000. These borrowings accrue interest at six-month LIBOR plus 2.90% and are repayable in quarterly installments over a three-year term.

Taca International Credit Agreement

Taca International is party to a credit agreement, dated December 13, 2010, or the Taca International Credit Agreement, with Banco Davivienda S.A. (formerly known as HSBC Salvador) providing for borrowings of $15,000,000. These borrowings accrue interest at three-month LIBOR plus 4.46% and are repayable in quarterly installments over a five-year term.

New Aircraft and Engine Purchases

As of December 31, 2014, we had entered into several agreements to acquire up to 11 Boeing 787s for delivery between 2015 and 2019, 50 Airbus A320 family aircraft for delivery between 2015 and 2019 and one ATR72s for delivery on February 2015. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery.

The following table sets forth our firm contractual deliveries currently scheduled through 2019:

Aircraft Type	2015	2016	2017	2018	2019	Total
Boeing 787	3	3	2	—	3	11
Airbus A319S	1	—	—	—	—	1
Airbus A320S	5	8	—	—	—	13
Airbus A321S	3	—	—	—	—	3
Airbus A319neo	—	—	7	9	3	19
Airbus A320neo	—	—	3	2	5	10
Airbus A321neo	—	—	1	1	2	4
ATR72	1	—	—	—	—	1

Total(1)	13	11	13	12	13	62

(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners, 21 Airbus A320s, 15 ATR72s and eight Embraers. We have also entered into an MOU whereby we expect to enter into a purchase agreement to acquire 100 A320 neos for delivery between 2019 and 2024, but such aircraft are not currently firm orders.

The Company also has eight firm orders for the acquisition of spare engines with deliveries between 2015 and 2020.

Pension Liabilities

We update the value of our pension plan liabilities at each reporting period based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of December 31, 2014, we had outstanding retirement pension plan and employee benefits obligations in the amount of $222.7 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa.

See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

Restrictions on Repatriation of Cash from Venezuela

On December 31, 2014, we held $544.2 million in assets located in Venezuela, of which 51.7% were cash and cash equivalents. On a consolidated basis, our cash and cash equivalents in Venezuela represented 43.9% of our total cash and cash equivalents, and our total assets in Venezuela represented 8.8% of our total assets, in each case as of December 31, 2014. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

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

Information Technology

During 2010 to 2012 we completed the successful implementation of the first phase of our Enterprise Transformation Project (“ETP”). In this phase we standardized our commercial and passenger processes, services and platforms. This effort included all of our airline subsidiaries which were certified under the industry leading suite “Amadeus Altea.” During 2013 we completed the second phase of our ETP which included call center consolidation as well as the implementation of our single commercial code. Additionally, our IT group completed the technical readiness requirements which enabled the company to incorporate the Boeing 787 into our fleet (e-enabling). As part of our strategic planning for 2015, we are focused on the successful homogenization and implementation of our flight operations platforms , the completion of the unified MRO software solution as well as continuing to deploy our new unified ERP.

D.	Trend Information

During 2015, we currently expect to continue growing our passenger business segment. After a steep decline at the end of 2014, fuel prices have remained relatively stable to date in 2015, but volatility still remains inherent in the commodity. In addition, international political conflicts especially in the Middle East and Ukraine put additional pressure on international fuel prices, which is significant to us because fuel costs represent approximately 30% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

During 2015 specifically, we currently expect revenue growth in the passenger operations, reflecting our capacity expansion and traffic growth and the consolidation of the redeployed capacity over 2014. As such we expect that our capacity for 2015 will increase between 5% to 7% and that our passenger numbers will increase between 6% to 8%. Our capacity, measured in ASKs, increased 5.9% during 2014 compared to 2013. In addition, our passenger traffic, measured in RPKs, grew 4.5%, with a consolidated load factor of 79.4%. Our growth in RPKs in 2014 did not translate into a meaningful increase in our passenger revenue because of an offsetting 4.8% decrease in yields compared to 2013. In 2015, we expect to continue to face strong competition, weakening macroeconomic conditions in Latin America, and depreciated local currencies, which will put pressure on our yields and the yields of our competitors throughout the region. Total operating revenues increased to $4,703.6 million, up 2.0% from 2013 due mainly to a 12.5% increase in Cargo and other revenue, primarily as a result of an increase in our cargo and loyalty program revenues.

Over the first quarter of 2015, we received one ATR72 and one Airbus A320 and expect to receive three 787 Boeing Dreamliners and eight Airbus A320s equipped with sharklets over the next eight months. Furthermore, in July 2015, we expect to expand our Bogotá to London route into a daily route and initiate non-stop operation from our Bogotá hub to Los Angeles. Over the course of the next months, we expect last year’s redeployed capacity to other markets will continue to mature.

In our loyalty business, we aim to grow our member-base and enhance the value of this business unit to our customers as we continue to expand the program to other potential markets. Furthermore, over the first half of 2015 we will continue to develop the LifeMiles loyalty program as separate business unit and evaluate potential partnerships and investors for LifeMiles Corp.

We also expect increased expenses over the course of the year compared to 2014 due to increased maintenance costs associated with the return conditions of our Airbus A330 fleet as we continue to incorporate our brand new B787 dreamliners.

In our cargo business, we seek to continue to optimize the use of the capacity that we have already deployed over the past 12 months. In furtherance of that goal we anticipate to further harmonize our cargo network with Aerounion as well as our commercial partnership in Brazil. We expect export flows from Latin America to other markets may recover from the impact of currency depreciation across the region and pressure on fuel prices. We will continue to monitor the cargo market trends in order to react as soon as possible if necessary. Also, we plan to continue to optimize the utilization of the bellies of our passenger aircraft to maximize synergies associated with our integrated passenger/cargo business model.

We also seek to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational productivity through the standardization of our operational technology platform, productivity improvements in airports, and realizing the simplification benefits of our brand and operations integration.

E.	Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2014, 77 of the 181 aircraft in our operative fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2014, the balance of our aircraft off-balance sheet arrangements was $1,089.6 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2014 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ millions)
Aircraft and engine purchase commitments(2)	7,223.3	1,406.4	4,202.0	1,614.9	—
Aircraft operating leases	1,089.6	276.7	534.7	114.5	163.7
Engine operating leases	6.9	4.2	2.7	—	—
Aircraft debt(3)	2,171.5	235.6	472.7	474.8	988.4
Bonds	725.7	32.8	69.5	73.4	550.0
Other debt	273.3	190.3	46.9	13.1	23.0
Interest expense	667.0	135.2	232.2	184.3	115.3

Total	12,157.3	2,281.2	5,560.7	2,475.0	1,840.4

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	Includes obligations under debt used to finance owned and finance leased aircraft.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Our board of directors is composed of 11 members. Our board of directors is focused on determining our overall strategic direction and as a result is responsible for establishing our general business policies and for appointing our chief executive officer and supervising its management.

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

The current board of directors was elected at a shareholders’ meeting held on April 17, 2015. Its term expires in March 2016. The table below lists our directors:

Name	Position	Age	Nationality
Germán Efromovich	Chairman of the Board of Directors	65	Brazilian and Colombian
Roberto José Kriete	Director	62	Salvadoran and Colombian
José Efromovich	Director	61	Brazilian and Colombian
Alexander Bialer	Director	68	Brazilian
Raul Campos	Director	68	Brazilian
Isaac Yanovich	Director	72	Colombian
Alvaro Jaramillo	Director	63	Colombian
Juan Guillermo Serna	Director	61	Colombian
Ramiro Valencia	Director	69	Colombian
Monica Aparicio Smith	Director	61	Colombian
Oscar Darío Morales	Director	62	Colombian

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

Mr. Bialer has served as our director since February 2010 and was a director of Avianca from December 2004 to February 2010. Mr. Bialer was appointed as our director by Synergy pursuant to the Shareholders’ Agreement. Mr. Bialer holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica—ITA, Brazil, and an MBA/LS in systems management from Fundaçao Getúlio Vargas. He spent most of his career at General Electric, as Director of Business Development in South America, until retiring in 2002. Mr. Bialer also serves on the Boards of Companhia de Saneamento Basico do Estado de Sao Paulo (Sabesp), Andritz Hydro Inepar, and the GE Brasil pension fund (Gebsaprev). He has previously served on the Boards of Pacific Rubiales, Romi and Jereissati, as well as in a number of non-listed companies.

Mr. Raul Campos has served as our director since April 2015. Mr. Campos holds a degree from the Catholic University of Rio de Janeiro and a masters degree from The American University in Washington D.C., both in Economics. He did further post-graduate studies at the George Washington University, also in Washington D.C., with specialization in finance and development. He previously served as the Chief Financial Officer of Synergy Group and as the Investor Relations Manager for Petrobras. Mr. Campos currently serves as the Communications Executive Director of the Brazilian Institute of Investor Relations.

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

Mr. Jaramillo has served as our director since February 2010 and has been a director of Avianca during several periods of its history, the most recent from September 2007 to February 2010. Mr. Jaramillo obtained a degree in business administration from Universidad del Norte in Barranquilla. He is the founding partner of iQ Outsourcing, Colombia´s largest BPO and was previously the chief executive officer of Avianca, Banco de Colombia and of several financial institutions in Colombia and Vice President of the Philadelphia National Bank from 1973 to 1981. He currently serves as a member of the board of Constructora ConConcreto S.A, PetroWorks S.A. and Tribeca Asset Management.

Mr. Serna has served as our director since February 2010 and was a director of Avianca from September 2007 to February 2010. Mr. Serna obtained a degree in business administration and a masters in economics from Universidad Nacional de Colombia in Bogotá. He was the chief financial officer for Organización Corona S.A. from 1994 until 2001, and the chief executive officer for Organización Terpel S.A. from 2001 until 2006. Mr. Serna also served as a director of the Fondo Nacional de Garantías Financieras—FOGAFIN, economic secretary of the Presidency of Colombia, director of the Colombian National Budget, auditor of the Colombian Coffee Federation in New York, and Secretary of the Colombian Security and Exchange Commission. He serves as a member of the board of directors of Inversiones GLP S.A.S. (Vidagas SA) and Oleoducto Central de Colombia S.A.

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

Executive Officers

We are managed by a board of directors and our executive officers. Our chief executive officer is appointed by our board of directors. The other executive officers are selected by the chief executive officer. On March 25, 2014, our Articles of Incorporation were amended to designate, as one of our executive officers, a vice-president of revenue who acts as Chief Revenue Officer. The table below sets forth our executive officers:

Name	Position	Age	Nationality
Fabio Villegas Ramírez	Chief Executive Officer	59	Colombian
Gerardo Grajales López	Executive Vice-President and Chief Financial Officer	52	Colombian
Estuardo Ortiz	Executive Vice-President and Chief Revenue Officer	44	Guatemalan
Santiago Andrés Diago Heilbron	Executive Vice-President and Chief Operating Officer	47	Colombian
Elisa Murgas	General Secretary, Vice-President of Legal Affairs	60	Colombian
Eduardo Asmar	Vice-President of Corporate Planning	49	Colombian
Ivonne de León	Vice-President of Human Resources	44	Guatemalan

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

In 2014, we paid approximately $5.2 million in aggregate cash compensation to our executive officers. In addition, in 2014 we paid approximately $0.5 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2014, pursuant to an agreement entered into in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on a total of 839 of our domestic and international flights. We anticipate allowing such family members a similar number of free flights in 2015. We have not set aside any funds for future payments to executive officers or directors.

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

We had accrued pension benefits and employee benefits of $222.7 million, $328.7 million and $458.1 million as of December 31, 2014, December 31, 2013 and December 31, 2012, respectively.

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

Bonus units have been distributed among the Beneficiaries in accordance with the following percentages:

Beneficiaries	Percentage
Our board members (11 beneficiaries)	5.00%
President and Chief Executive Officer	4.30%
Executive Vice-President and Chief Financial Officer	2.03%
Executive Vice-President and Chief Revenue Officer	2.03%
Executive Vice-President and Chief Operations Officer	1.14%
Vice Presidents (20 beneficiaries)	20.94%
Division Directors (100 beneficiaries)	55.70%
Future officers reserve	8.86%

Total	100.00%

The Compensation Plan has a four-year term, starting as of March 15, 2012 and ending on March 15, 2016. The Compensation Plan includes four accreditation dates (March 15, 2013, March 15, 2014, March 15, 2015 and March 15, 2016) on which the Beneficiaries are given the right to redeem their bonus trust units. At each accreditation date, the Beneficiaries will have a five-year term to redeem 25% of their respective bonus units. The first tranche vested on March 15, 2013, however, no rights have been redeemed as of December 31, 2014 because our stock had not reached the established strike price.

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

Additionally, the Company issued 1,840,000 new awards, or the New Awards, to the Board of Directors and certain executives on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Compensation Plans.

As of December 31, 2014, 18,026,158 awards were outstanding. A summary of the terms of the 1,840,000 New Awards is as follows:

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

Our board of directors is currently comprised of eleven members. The terms of each of our current directors will expire in March 2016. See “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management.” None of our directors has entered into any service contract with us.

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

Compensation Committee

Our compensation and human resource committee consists of Mr. Roberto Kriete, Mr. Ramiro Valencia Cossio and Mr. José Efromovich. Our compensation committee provides assistance to our board of directors with respect to the compensation of our directors, executive officers and employees. Our compensation committee recommends to our board of directors the basic compensation policies that it believes should be undertaken by us with respect to our executive officers and employees and also recommends the objectives that should be taken into account in connection with the compensation of our directors and executives officers.

Financial Committee

Our financial committee consists of Mr. Germán Efromovich, Mr. Juan Guillermo Serna, Mr. Alvaro Jaramillo and Mr. Alexander Bialer. This committee is responsible for setting our financial and risk management policies. Our financial committee is also empowered to provide recommendations to our board of directors with respect to our capital structure.

D.	Employees

As of December 31, 2014, we had a total of 20,545 employees, including cooperative members that provide certain ordinary-course services. As of December 31, 2014, the cooperatives with which we had contractual arrangements had approximately 4,613 cooperative members in Colombia. These cooperative members are not employed by us, and our contractual obligations run to the cooperatives and not to their members.

Approximately 58% of our employees are located in Colombia, 7% in Peru, 5% in Ecuador, 16% in El Salvador, 5% in Costa Rica and 8% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2014	2013	2012	2011	2010
Pilots	1,999	1,774	1,693	1,652	1,474
Flight attendants	3,179	2,818	2,782	2,427	2,067
Mechanics(1)(2)	2,159	1,681	1,971	1,855	1,756
Customer service agents, reservation agents, ramp and other(2)	9,303	8,662	6,730	6,997	6,244
Management and clerical(2)	3,905	4,218	4,895	4,429	3,799

Total employees	20,545	19,153	18,071	17,360	15,340

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

	December 31,
	2014	2013	2012	2011	2010
Mechanics	821	682	574	616	585
Customer service agents, reservation agents, ramp and other	3,476	3,576	3,243	3,298	2,859
Management and clerical	316	111	132	1,094	755

Total cooperative members	4,613	4,369	3,949	5,008	4,199

Collective Bargaining Arrangements

Typically, our collective bargaining agreements in Colombia, Argentina, Uruguay, Brazil, Ecuador, Peru and Mexico last two to five years. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have a material adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions. For example, in 2005 we experienced pilots’ union work slow-downs during contract negotiations.

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

Colombia

In Colombia, approximately 17.9% of our 5,822 employees, including 38% of our 1,150 pilots, are unionized as of December 31, 2014. The remainder of our employees in Colombia are members of our voluntary benefits program. We believe we generally maintain good relations with our union and non-union employees, and have not experienced material work stoppages for the past nine years. There are currently eight unions covering our employees in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On October 8, 2013, we successfully concluded negotiations with our non-unionized Colombian pilots and reached an agreement to modify the terms of our voluntary benefits program with them. On October 25, the new voluntary benefits program went into effect. These non-unionized pilots represent approximately 62% of our pilots in Colombia. This agreement with the non-unionized Colombian pilots includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. We estimate that this new compensation system will result in an approximately 11% increase in salaries for these pilots, which will be retroactive to March 2013, but if the variable compensation goals are achieved, we believe other cost savings will result that will contribute to offset the increased salary costs associated with such agreement.

Simultaneously with our negotiations with the non-unionized Colombian pilots, we offered the terms of such voluntary benefits program to the Colombian Association of Civil Aviators, or ACDAC, in the context of our ongoing negotiation of the terms of a new collective bargaining agreement. On October 8, 2013, ACDAC stepped aside and terminated negotiations with us. The prior collective bargaining agreement we had with ACDAC expired in March 2013, so the collective bargaining agreement between us and this union was automatically extended to a six-month period by law. Pursuant to a judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014, and we are awaiting for the matter to be submitted to binding arbitration to resolve this dispute. Currently, the union pilots are compensated according to the terms of the expired collective bargaining agreement, but union pilots have the option of leaving the union and accepting the increased compensation under the voluntary benefits program available to our non-unionized Colombian pilots. Approximately 38% of our Colombian pilots are in ACDAC as of December 31, 2014. The pilots in ACDAC have continued to fly our aircraft but stopped following certain of our cost-saving and time-saving operating practices, adversely affecting our flight schedules and fuel costs. See “Item 3. Key Information Risks—Part D. Risk Factors—Risks Relating to Our Company— Labor disputes may result in a material adverse effect on our results of operations.”

Pursuant to a recent judicial order, we were required to begin negotiations with the Colombian Union of Air Transportation Workers (SINTRATAC). In October 2014, we were negotiating a new collective bargaining agreement with SINTRATAC, but were unable to reach an agreement. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting confirmation of binding arbitration to resolve this dispute.

We expect to negotiate with the Association of Avianca workers (SINTRAVA) National Union of Aircraft Industry Workers (SINDITRA), the Colombian Association of Aircraft Mechanics (ACMA) and the Colombian Association of Flight Engineers (ACDIV), and the Association of Tampa Cargo workers (ASOTRATAMPA) during the second quarter of 2015.

Other Countries

There are currently eight unions in six different countries covering 5% of our 8,551 employees outside Colombia. Only two of them will be subject to negotiations in 2015, the Workers Union of Trans American Airlines, S.A., and the Pilots Union of Trans American Airlines. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our union and non-union employees, in all countries. We currently do not have any material labor claims and have not experienced material work stoppages for the past sixteen years.

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

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of shares in us held by Synergy and Mr. Roberto Kriete may be deemed to have beneficial ownership of shares in us held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” As of April 28, 2015, each of the other members of our board of directors and our executive officers owns less than one percent of our preferred shares and of our common shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2015.

	Beneficial ownership (as of March 31, 2015)
	Common Shares	%	Preferred Shares		%
Synergy Aerospace Corp(1)	516,000,000	78.1%	—		—
Kingsland Holdings Limited(2)	144,800,003	21.9%	—		—
Directors and officers	—	—	17,934		0.0%
Other	—	—	340,489,983	(3)	100.0%
Total	660,800,003	100.0%	340,507,917	(3)	100.0%

(1)	A company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group Corp. a company also constituted in Panama. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares.
(2)	Special purpose company incorporated according to the laws of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares held by Fidubogota on behalf of us.

Approximately 33.7% of our outstanding capital stock (not including preferred stock held by us) is represented by our preferred shares, including the preferred shares represented by the ADSs, and approximately 78.1% and 21.9% of our common shares are held by Synergy and Kingsland, respectively.

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

Kingsland Holdings Limited is a special purpose Bahamian company organized for the purpose of holding our shares for the benefit of certain members of the Kriete family.

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

The initial one-year term of the Option Agreement was extended twice and expired on June 30, 2010. On December 30, 2010 the parties to the Option Agreement entered into an agreement to restructure the payment obligations to Avianca and its subsidiaries that became due and payable upon expiration of the Option Agreement. Pursuant to this restructuring agreement, SpSYn assumed OceanAir’s obligation to repay the full amount of its debt owing to Avianca and its subsidiaries (approximately $60.7 million) as follows: $5.0 million upon signing of the termination agreement, $12.0 million on December 31, 2011, $18.0 million on December 31, 2012 and $25.7 million on December 31, 2013. The unpaid amount of such debt bore interest at a rate of three-month LIBOR plus 5.50%. Synergy Group, Germán Efromovich and José Efromovich each guaranteed SpSYn’s obligation to repay such debt. This payment schedule was amended initially on December 30, 2011 and again on February 28, 2012 so that the debt was payable as follows: $6.6 million on March 30, 2012, $10.6 million on December 31, 2012, $15.9 million on December 31, 2013 and $22.6 million on December 31, 2014.

The $6.6 million payment due on March 30, 2012 was paid on such date. On February 28, 2012, Avianca executed an agreement to purchase from Synergy Group a share of a real property in Bogotá, Colombia, which both parties had acquired jointly in 2007. Avianca agreed to offset the COP 12,666 million purchase price of the share (approximately $7.2 million) against the outstanding balance of the debt of SpSYn under the termination agreement. The balance of the $10.6 million payment due on December 31, 2012 was paid on such date. On December 3, 2013 a public deed was granted which formalized the transfer to Avianca of the share on the real property previously owned by Synergy except with respect to one piece of land which is pending to be released from a foreclosure action by a third party. We continue advancing with the commercial efforts to achieve the consummation of the sale of this property.

On December 31, 2014, the $22.6 million payment became due under the termination agreement but was not received. On March 24, 2015, we entered into an agreement with SpSYn and the other parties under the termination agreement whereby Synergy committed to make this payment (plus interest accruing at LIBOR plus 5.50%) with equal payments of $11.5 million in each of 2015 and 2016.

Licensing of Avianca name to OceanAir

In December 2009, we entered into an agreement with OceanAir pursuant to which OceanAir uses our Avianca trademark in its operations. We believe that by using Avianca’s trade name in Brazil, OceanAir increases our commercial presence in Brazil. In addition, since December 5, 2005, we have licensed Avianca’s Cóndor trademark to OceanAir for use throughout Brazil. On February 20, 2014 there was an amendment to this licensing agreement in order to include the licensing of the new figurative trademark. This trademark arrangement may be terminated by either party on 60 days’ notice, upon breach by either party or by mutual consent.

Lease and sublease of aircraft to and from OceanAir

As of December, 2014, we leased five Fokker-100s to OceanAir through several trusts administered by Wilmington Trust Company, of which our subsidiary, Aviation Leasing Services Investments S.A., or ALS, is the beneficial owner. Each lease is scheduled to expire in October 15, 2015, and OceanAir is required to make lease payments $56,000 per month for each aircraft.

In addition, as of December 31, 2014, we subleased three Airbus 319 to OceanAir. The leases and subleases are scheduled to expire on April 7, 2016, May 4, 2022 and July 2, 2020. OceanAir is required to make lease payments of $363,893, $327,000 and $339,000 per month for the three aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. As of December 31, 2014, $6.5 million of lease payments from OceanAir were past due. We reached an agreement with OceanAir whereby OceanAir will pay us this $6.5 million (plus interest accruing at LIBOR plus 5.50%) to settle these agreements.

During the first half of 2014 we subleased an A330F to OceanAir and entered into a block space international cargo operations agreement and an intermediary commercial agreement for domestic cargo operations in which OceanAir is the operator in both the domestic and international markets.

Passenger sales agency and code sharing agreements with OceanAir

Since September 1, 2012, OceanAir Lihnas Aereas S.A. has been acting as a general sales agent for passenger transportation services for Avianca, Transamerican Airlines S.A. and LACSA in Brazil. Under an agreement we have entered into with OceanAir, OceanAir has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. OceanAir is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment of approximately $2.8 million to cover its expenses. There are other ancillary services provided related to legal representation and management of passengers claims. OceanAir has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefor are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

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

Other arrangements with OceanAir

We also have airport services agreements with OceanAir to support check in and dispatch of passengers at the different airports where Avianca, Transamerican Airlines S.A. and LACSA operate.

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

During the year ended December 31, 2014, our total expenses related to services provided by these affiliates was $34.9 million.

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

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Part A. Selected Financial Data,” “Item 18. Financial Statements” and our consolidated financial statements and the notes thereto beginning on page F-1.

Litigation

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Out of the total claims and legal actions management has estimated a probable loss of $14.2 million. See “Note 32—Provisions for legal claims” to our audited consolidated financial statements as of and for the year ended December 31, 2014.

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

On March 27, 2015, an annual dividend of $0.06691 per share was declared at our general shareholders meeting which is to be paid to shareholders of record no later than October 31, 2015 and represents an aggregate dividend payment of approximately $66.9 million, payable to the holders of the preferred and common shares, including the ADSs.

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

The ADSs

Our ADSs have been listed on The New York Stock Exchange since November 2013.

Our Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On March 31, 2015, the closing price of our preferred shares on the Colombian Stock Exchange was COP 3,665, or $1.42 per share (based on the exchange rate on such date, which was COP 2,576.05 per US$1.00).

The following table sets forth for each year since our preferred shares began trading on May 11, 2011 and since our ADSs began trading on November 6, 2013 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	—	—
2012	4,705	3,290	—	—
2013 (in the case of the ADSs, beginning on November 6, 2013)	4,646	3,435	15.44	14.00
2014	4,485	3,205	18.39	10.46

The following table sets forth for each quarter since January 1, 2012 in the case of our preferred shares and since November 6, 2013 in the case of our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2012:
First quarter	4,405	3,290	—	—
Second quarter	4,050	3,595	—	—

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
Third quarter	4,300	3,850	—	—
Fourth quarter	4,705	4,060	—	—
2013:
First quarter	4,645	4,370	—	—
Second quarter	4,465	4,120	—	—
Third quarter	4,195	3,680	—	—
Fourth quarter (in the case of the ADSs, beginning on November 6, 2013)	4,265	3,435	15.44	14.00
2014:
First quarter	4,485	3,740	18.39	15.24
Second quarter	4,340	3,570	17.76	14.90
Third quarter	3,930	3,470	16.71	13.58
Fourth quarter	3,860	3,205	14.89	10.46
2015:
First quarter	3,850	3,355	12.55	10.78

The following table sets forth for each of the most recent six months in the case of our preferred shares and since November 6, 2013 in the case of our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
October 2014	3,860	3,430	14.89	13.36
November 2014	3,830	3,450	14.80	12.85
December 2014	3,480	3,205	12.18	10.46
January 2015	3,730	3,355	12.50	11.10
February 2015	3,820	3,600	12.55	11.83
March 2015	3,850	3,535	12.13	10.78

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The Colombian Stock Exchange handles relatively minor trading and liquidity compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. The Colombian Stock Exchange is subject to the inspection and supervision of the Colombian Financial Superintendency.

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

The total value of equities traded on the Colombian Stock Exchange during 2014 was COP 40.4 trillion (including spot and repurchase and securities lending transactions). Spot transactions over equities traded during 2014 was COP 40.4 trillion with a daily average of COP 165.4 billion, representing a nominal decrease of 3.0% from the daily average value of equities traded in 2013. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2007.

	2014	2013	2012	2011	2010	2009	2008	2007
Number of listed companies	74	79	82	83	86	87	89	90
Market capitalization (in trillions of COP)	364	416	484	404	418	287	196	205

Source:	Colombian Stock Exchange.

At December 31, 2014, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 71% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2014 represented 66% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2014	2013	2012	2011	2010	2009	2008	2007
40	49	71	68	54	40	40	32

Source:	Colombian Stock Exchange.

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

As of December 31, 2014, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Panama	Delaware

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Panama	Delaware

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian securities law (article 150 unified text) hostile-takeover provisions apply only to companies that are (1) registered with the SMV for a period of six months before the public offering; (2) have over 3,000 shareholders, the majority of which reside outside of Panama; (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000; and (4) the corporation is organized under the laws of the Republic of Panama or duly register as a foreign company in the Public Registry of Panama.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least $5,000,000. In sum, the buyer must deliver to the corporation a complete and accurate statement that includes (1) the name of the company, the number of securities outstanding of the class which the buyer proposes to acquire and the number of the shares that the buyer intends to acquire and the purchase price; (2) the identity and background of the person acquiring the shares; (3) the source and amount of the funds or other goods that will be used to pay the purchase price; (4) the plans or project the buyer has once it has acquired the control of the company; (5) the number of shares of the company that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days; (6) contracts, agreements, business relations or negotiations regarding securities issued by the company in which the buyer is a party; (7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and (8) any other significant information. If the offeror is a corporation, the information must extend to all shareholders, directors and other persons controlling the offeror or its controlling company. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

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

Panama	Delaware

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

During 2010, the Colombian peso appreciated against the U.S. dollar by 6.4%. During 2011, the Colombian peso depreciated against the dollar by 1.5%. During 2012, the Colombian peso appreciated against the U.S. dollar by 9.0%. During 2013, the Colombian peso depreciated against the U.S. dollar by 9.0%. During 2014, the Colombian peso depreciated against the U.S. dollar by 24.2%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Our performance is heavily dependent on economic and political conditions in Colombia” and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Government policies and actions, and judicial decisions, in Colombia, Peru, Venezuela, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.” On March 31, 2015, the exchange rate for U.S. dollars was COP 2,576.1 to US$1.00.

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

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2009	2,596.37	1,825.68	2,156.29	2,044.23
Year ended December 31, 2010	2,044.23	1,786.20	1,897.89	1,913.98
Year ended December 31, 2011	1,972.76	1,748.41	1,847.14	1,942.70
Year ended December 31, 2012	1,942.70	1,754.89	1,797.70	1,768.23
Year ended December 31, 2013	1,952.11	1,758.45	1,869.17	1,926.83
Year ended December 31, 2014	2,446.35	1,846.12	2,001.11	2,392.46
Year ended December 31, 2015 (through March 31)	2,677.97	2,361.54	2,468.49	2,576.05

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Quarter	High	Low	Average(1)	Period-End
	(in COP)
Second Quarter 2013	1,942.97	1,813.11	1,863.19	1,929.00
Third Quarter 2013	1,952.11	1,868.90	1,907.88	1,914.65
Fourth Quarter 2013	1,948.48	1,879.46	1,913.19	1,926.83
First Quarter 2014	2,054.90	1,924.79	2,004.05	1,965.32
Second Quarter 2014	1,969.45	1,877.18	1,940.57	1,881.19
Third Quarter 2014	2,028.48	1,846.12	1,909.13	2,028.48
Fourth Quarter 2014	2,446.35	2,021.49	2,173.65	2,392.46
First Quarter 2015	2,677.97	2,361.54	2,469.33	2,576.05

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2014	2,074.40	2,021.49	2,048.57	2,050.52
November 2014	2,206.19	2,061.92	2,128.68	2,206.19
December 2014	2,446.35	2,206.19	2,342.25	2,392.46
January 2015	2,452.11	2,361.54	2,397.26	2,441.10
February 2015	2,500.59	2,371.31	2,420.67	2,496.99
March 2015	2,677.97	2,496.99	2,585.36	2,576.05

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

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

Taxation of dividends

Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law, and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign-sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Therefore, distributions on our preferred shares or ADSs being offered would not be subject to withholding taxes given that our company does not trigger Panamanian sourced income.

Taxation of capital gains

If the preferred shares are issued by an entity that does not directly or indirectly receive Panama source income, Panamanian taxes on capital gains will not apply either to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares.

If the preferred shares are issued by an entity that directly or indirectly receives Panama source income, Panamanian taxes on capital gains will apply to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares, at a rate of 10 per cent on the capital gains realized, payable by a 5 per cent withholding on the purchase price by the purchaser, which can be considered as the final tax due. However, in the case of shares issued by an entity that are of economically invested assets both in Panama and offshore, the taxation of capital gains will be levied on the proportion belonging to Panamanian economically invested assets. If the preferred shares issued by an entity that directly or indirectly receives Panama source income are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or to nationals of other countries.

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

2) Income tax on dividend income

Dividends distributed by non-Colombian companies such as Avianca Holdings S.A. are not deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the Depositary or any non-resident or non-Colombian company acting as shareholder, will not be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings S.A.

In contrast, resident individuals and Colombian companies acting as shareholders will be subject to income tax in Colombia with respect to dividend income earned from Avianca Holdings S.A.

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax plus the income tax for equality (CREE) in case the taxpayer is subject to this tax(2), as follows, in accordance with article 254 of the Colombian Tax Code:

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

•	When the taxpayer receives taxable dividends –subject to tax in the country of origin- the tax credit will be increased by the amount of such tax, multiplied by a proportional formula established by law;

•	In no case the tax credit referred to in this section may exceed the amount of the income tax plus the new income tax for equality (CREE), when applicable, generated by such dividends in Colombia, multiplied by a proportional formula established by law;

•	To be able to claim the tax credit referred to in paragraphs a), b) and d) of article 254 of the Colombian Tax Code, the taxpayer must prove the payment in each jurisdiction, providing tax payment certificates issued by the corresponding tax authorities or with other appropriate evidence;

•	The rules set forth here for tax credits related to dividends paid from abroad will apply to dividends or equity interest which are paid as of January 1st, 2015, regardless of the taxable period or financial year to which the profits that generated them correspond. Tax credits related to dividends paid from abroad before January 1st, 2015, will be treated as stated on Law 1607 of 2012.

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

3) Income tax/capital gain tax on profit from the sale of ADRS or the underlying shares

Profits arising from the disposal of any kind of assets, which have made part of the fixed assets(3) of the Colombian taxpayer (resident individual or company) for a term of two years or more, are considered capital gains. In contrast, profits arising from the disposal of assets that made part of the taxpayer’s fixed assets for less than two years are not considered capital gains but net income.

The capital gain or the net income resulting from the sale of ADRs or shares is constituted by the difference between the transfer price and the cost of the asset sold. Please bear in mind that the transfer price is the market value made in cash or in kind. The market value is the one agreed by the parties, provided that does not differ considerably from the average market price for items of the same kind, at the date of disposal. It is understood that the value agreed by the parties differs considerably from the average, when it deviates by more than 25% of the prices established in trade for goods of the same kind and quality, at the date of disposal, taking into account the nature, condition and status of assets.

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

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use heating oil options and futures agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2014 cost per gallon of fuel. Based on our 2014 fuel consumption and, assuming the same for 2015, such an increase would result in an increase to our fuel expense of approximately $13.5 million in 2015, not taking into account our derivative contracts. At December 31, 2014, we had hedged approximately 35% of our projected 2015 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2013 and December 31, 2014.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2013	At December 31, 2014	At December 31, 2013	At December 31, 2014	At December 31, 2013	At December 31, 2014
(in $ thousands)
Options	2,698.48	4,121.45	—	3,659.66	2,698.48	7,781.11
Swaps	12,868.27	(106,697.89)	—	—	12,868.27	(106,697.89)

Our fuel hedging strategy remained the same in 2013 and 2014 and any difference in the number of options and swaps is due to market price variations.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1% higher on average in 2015 than they were during 2014, our interest expense would increase by approximately $5.5 million, and the fair value of our debt would decrease by approximately $132.8 million. If interest rates are 10% lower on average in 2015 than they were in 2014, our interest income from cash equivalents would decrease by approximately $0.5 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2014.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2014, approximately 64.5% of our revenue and 64.1% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 29.4% of our revenues and 24.1% of our operating expenses were denominated in the

Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $3.1 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

2013 and 2014 Revenues and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2013	2014	2013	2014
U.S. Dollar	68.0%	64.5%	64.2%	64.1%
Colombian Peso	24.5%	29.4%	22.7%	24.1%
Euro	4.3%	4.5%	2.6%	2.7%
Other	3.1%	1.6%	10.5%	9.1%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

• The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $.05 (or less) per ADSs per calendar year	• Depositary services

• Registration or transfer fees	• The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. During 2014, the Company did not receive any such payments or reimbursements from the depositary.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2014. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of the date of our assessment, our disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting as a result of the implementation of a new enterprise resource planning (ERP) system. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In light of the material weaknesses described below, we performed additional analyses and other procedures to ensure that our consolidated financial statements included in this Form 20-F were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(b)	Management’s annual report on internal control over financial reporting

Management of Avianca Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Avianca Holdings’ internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Avianca Holdings;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Avianca Holdings are being made only in accordance with authorizations of management and directors of Avianca Holdings; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Avianca Holdings’ assets that could have a material effect on the financial statements.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was not effective due to the identification of material weaknesses in Avianca Holdings’ internal control over financial reporting, as described below.

On July 1, 2014, we implemented an ERP system and encountered several challenges during such implementation. The following are the material weaknesses, both of which are associated with the ERP implementation:

IT General Controls

We identified a material weakness with respect to our IT general controls (“ITGCs”). We did not implement and maintain effective ITGCs over the general ledger systems and other related IT systems we use to process our accounting transactions. We therefore were unable to properly implement and maintain effective controls intended to ensure that access to applications and data were adequately restricted to appropriate internal personnel.

Financial Statement Close Process

As a result of the implementation of our new ERP platform, throughout the second half of 2014, we were not able to execute a timely financial close, and we were unable to properly perform and/or accumulate certain analyses and reconciliations in a timely manner, which delayed the Company’s financial closing process.

As a result, there is more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

Management is implementing a remediation plan to address the material weaknesses described above, including working on an immediate remediation plan that would effectively prevent access to non-authorized personnel and, longer term, on a centralized system to manage users’ identity throughout the Scope SOX systems applications. Remediation plans are currently in place and will continue being developed to ensure all processes impacted by our new ERP system are operating and effective.

We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may identify additional measures to address these material weaknesses or determine to modify certain of the remediation procedures as described. Our management, with the oversight of the audit committee of our board of directors, will continue to assess and take steps to enhance the overall design and capability of our control environment in the future.

(c)	Attestation report of the independent registered public accounting firm

Ernst & Young Audit S.A.S., the independent registered public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included in the report of the independent registered public accounting firm included herein.

(d)	Changes in internal control

Our annual report for the year ended December 31, 2013 did not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. As a result, during the year ended December 31, 2014, there was no change to our internal control over financial reporting that was implemented in response to a prior review of our internal control over financial reporting.

However, in connection with the implementation of our ERP system, there was a change to the implementation of our internal control over financial reporting that has materially affected our internal control over financial reporting and resulted in the material weaknesses described above.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Juan Guillermo Serna as an “audit committee financial expert” within the meaning of this Item 16.A. Mr. Serna is independent under applicable SEC and NYSE listing standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management as well as to other employees. Our code is freely available online at our website, www.avianca.com/en, under the heading “Our company—Corporate Governance.” Information found on this website is not incorporated by reference into this document.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2014 and 2013. Ernst & Young has been our principal accountant during the fiscal years ended December 31, 2014 and 2013.

	2014	2013
	(in US$ thousands)
Audit Fees	3,564	3,668
Audit-Related Fees	—	—
Tax Fees	46	44
All Other Fees	—	—
Total	3,610	3,712

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

There were no audit-related fees in 2014 or 2013.

Tax Fees

Tax fees include tax advisory services, transfer pricing tax advisory and tax compliance provided by our principal accountant in 2014 and 2013. For 2014 and 2013, there were approximately $46,000 and $44,000, respectively, related to tax fees.

All Other Fees

There were no other fees for services provided by our principal accountant in 2014 and 2013.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2014 and 2013, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1*	English translation of Certificate of Incorporation.

1.2**	English translation of Pacto Social, as amended.

2.1*	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2*	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.3*	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

3.1*	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1*	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.1*	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2*	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2*	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1*	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2*	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3*	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4*	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3**	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4†*	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1†*	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2†*	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.4.3†*	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4†*	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5†*	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6†*	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7†*	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.8†*	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9†*	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10†*	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11†*	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12†*	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13†*	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14†*	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.15†*	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16†*	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17†*	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18†*	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19†*	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20†*	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21†*	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.22†*	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23†*	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24†*	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.4.25†*	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26†*	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27†*	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.28†	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.29†	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.5†*	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1†*	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2†*	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3†*	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4†*	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5†*	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6†*	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7†*	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.8†*	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9†*	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10†*	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11†*	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12†*	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.13†*	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6†*	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1†*	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.7†*	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1†*	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.8†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1†	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.2†	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3†	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.9†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1†	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.2†	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.3†	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. (the Second Taca Assignment).

4.9.4†	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.10†*	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1†*	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.2†*	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.3†*	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4†*	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.5†	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.11†*	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12†*	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.12.1†*	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2†*	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3†*	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4†*	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13†*	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1†	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2†	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3†	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14†*	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1†*	Amendment No. 1 to General Terms Agreement.

4.15†*	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16†*	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17†*	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.17.1	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18†*	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19†*	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20†*	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1†*	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2†*	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21†*	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22†**	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1†**	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.23†	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Item

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.
**	Incorporated by reference to our Form 20-F for the year ended December 31, 2013.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Gerardo Grajales
Name: Gerardo Grajales Title: Chief Financial Officer

Dated: April 30, 2015

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2014 and 2013 and

for each of the years in the three–year period ended

December 31, 2014

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avianca Holdings S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Avianca Holdings S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated April 29, 2015 expressed a qualified opinion thereon.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 29, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited Avianca Holdings S.A.’s and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Avianca Holdings S.A.’s and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Avianca Holdings S.A.’s and subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in Management’s assessment. Management has identified material weaknesses in controls related to the company’s IT general controls and financial statement close process.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Avianca Holdings S.A. and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our report dated April 29, 2015, which expressed an unqualified opinion on those financial statements.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 29, 2015

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2014	As of December 31, 2013
Assets
Current assets:
Cash and cash equivalents	7	$640,891	$735,577
Restricted cash	7	1,987	23,538
Available–for–sale securities	6	1,218	—
Accounts receivable, net of provision for doubtful accounts	8	355,168	276,963
Accounts receivable from related parties	9	27,386	26,425
Expendable spare parts and supplies, net of provision for obsolescence	10	65,614	53,158
Prepaid expenses	11	56,065	46,745
Assets held for sale	12	1,369	7,448
Deposits and other assets	13	174,128	125,334

Total current assets		1,323,826	1,295,188
Non–current assets:
Available–for–sale securities	6	237	14,878
Deposits and other assets	13	218,010	189,176
Accounts receivable, net of provision for doubtful accounts	8	42,407	32,441
Accounts receivable from related parties	9	11,247	—
Intangible assets	15	416,070	363,103
Deferred tax assets	31	35,664	50,893
Property and equipment, net	14	4,128,051	3,233,358

Total non–current assets		4,851,686	3,883,849

Total assets		$6,175,512	$5,179,037

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2014	As of December 31, 2013
Liabilities and equity
Current liabilities:
Current portion of long–term debt	17	$458,679	$314,165
Accounts payable	18	547,494	509,129
Accounts payable to related parties	9	13,797	7,553
Accrued expenses	19	138,262	134,938
Provisions for legal claims	32	14,157	14,984
Provisions for return conditions	20	61,425	33,033
Employee benefits	21	49,193	52,392
Air traffic liability	22	461,118	491,752
Other liabilities	23	127,496	27,432

Total current liabilities		1,871,621	1,585,378
Non–current liabilities:
Long–term debt	17	2,711,898	1,951,330
Accounts payable	18	21,167	2,735
Provisions for return conditions	20	70,459	56,065
Employee benefits	21	173,460	276,284
Deferred tax liabilities	31	15,760	7,940
Air traffic liability	22	85,934	72,853
Other liabilities non–current	23	8,466	11,706

Total non–current liabilities		3,087,144	2,378,913

Total liabilities		4,958,765	3,964,291

Equity:	25
Common stock		82,600	83,225
Preferred stock		42,023	41,398
Additional paid–in capital on common stock		234,567	236,342
Additional paid–in capital on preferred stock		469,273	467,498
Retained earnings		355,671	351,102
Revaluation and other reserves		24,550	28,857

Total equity attributable to the Company		1,208,684	1,208,422
Non–controlling interest		8,063	6,324

Total equity		1,216,747	1,214,746

Total liabilities and equity		$6,175,512	$5,179,037

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
Operating revenue:
Passenger	26	$3,862,721	$3,862,397	$3,550,559
Cargo and other	26	840,850	747,207	719,097

Total operating revenue		4,703,571	4,609,604	4,269,656
Operating expenses:
Flight operations		56,695	82,872	84,774
Aircraft fuel		1,345,755	1,325,763	1,305,396
Ground operations		397,625	343,812	321,552
Aircraft rentals		299,220	273,643	255,566
Passenger services		154,464	143,512	132,823
Maintenance and repairs		268,894	188,659	222,705
Air traffic		206,151	180,140	169,650
Sales and marketing		605,674	584,468	522,645
General, administrative and other		165,172	257,273	206,666
Salaries, wages and benefits		725,793	674,951	644,901
Depreciation, amortization, and impairment	14,15	198,660	169,580	122,080

Total operating expenses		4,424,103	4,224,673	3,988,758

Operating profit		279,468	384,931	280,898
Interest expense		(133,989)	(113,330)	(122,112)
Interest income		17,099	11,565	25,006
Derivative instruments		5,924	(11,402)	(24,042)
Foreign exchange		10,272	23,517	(56,788)

Profit before income tax		178,774	295,281	102,962
Income tax expense – current	31	(33,781)	(40,296)	(49,884)
Income tax expense – deferred	31	(16,499)	(6,164)	(14,821)

Total income tax expense		(50,280)	(46,460)	(64,705)

Net profit for the year		$128,494	$248,821	$38,257

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
Net profit for the year		$128,494	$248,821	$38,257
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative Property	14	(4,307)	3,439	(1,641)
Actuarial gains (losses)	21	16,439	66,277	(55,012)
Income tax	31	(2,239)	(14,525)	10,701

		9,893	55,191	(45,952)
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	25	(113,249)	10,654	3,697
Net change in fair value of available–for–sale securities	25	(1,527)	2,028	3,775
Income tax	31	14,819	(1,852)	(726)

		(99,957)	10,830	6,746

Other comprehensive income (loss), net of income tax		(90,064)	66,021	(39,206)

Total comprehensive income (loss) net of income tax		$38,430	$314,842	$(949)

Profit (loss) attributable to:
Equity holders of the parent		$129,270	$257,493	$35,141
Non–controlling interest		(776)	(8,672)	3,116

Net profit		$128,494	$248,821	$38,257

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$39,206	$323,514	$(4,065)
Non–controlling interest		(776)	(8,672)	3,116

Total comprehensive income (loss)		$38,430	$314,842	$(949)

Basic and diluted earnings per share	16
Common stock		$0.13	$0.27	$0.04
Preferred stock		$0.13	$0.27	$0.04

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid–in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non–controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance as of January 1, 2012		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095

Net profit		—	—	—	—	—	—	—	35,141	35,141	3,116	38,257
Other comprehensive income for the period	25	—	—	—	—	—	—	(1,641)	(37,565)	(39,206)	—	(39,206)
Dividends paid	25	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)
Purchase of treasury stock	25	—	—	(4,123,491)	(515)	—	(9,051)	—	—	(9,566)	—	(9,566)
Other		—	—	—	—	—	—	—	—	—	(2,888)	(2,888)

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102
Net profit		—	—	—	—	—	—	—	257,493	257,493	(8,672)	248,821
Other comprehensive income for the period	25	—	—	—	—	—	—	3,439	62,582	66,021	—	66,021
Dividends paid	25	—	—	—	—	—	—	—	(36,921)	(36,921)	—	(36,921)
Purchase of treasury stock	25	—	—	(197,141)	(25)	—	(452)	—	—	(477)	—	(477)
Preferred Stock Issuance		—	—	100,000,000	12,500	—	171,053	—	—	183,553	—	183,553
Conversion of common stock to preferred stock		(75,599,997)	(9,450)	75,599,997	9,450	(26,836)	26,836	—	—	—	—	—
Other		—	—	—	—	—	—	—	(205)	(205)	1,852	1,647

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746
Net profit		—	—	—	—	—	—	—	129,270	129,270	(776)	128,494
Other comprehensive income for the period	25	—	—	—	—	—	—	(4,307)	(85,757)	(90,064)	—	(90,064)
Dividends paid	25	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)
Increase in non–controlling interest		—	—	—	—	—	—	—	—	—	2,515	2,515
Conversion of common stock to preferred stock	25	(5,000,000)	(625)	5,000,000	625	(1,775)	1,775	—	—	—	—	—

Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net profit for the year	$128,494	$248,821	$38,257
Adjustments for:
Depreciation, amortization and impairment	198,660	169,580	122,080
Share–based payment (income) expense	(2,540)	(355)	4,032
Gain on disposal of assets	(6,528)	(2,555)	(18,383)
Fair value adjustment of financial instruments	(4,616)	9,688	24,042
Interest income	(17,099)	(11,565)	(25,006)
Interest expense	133,989	113,330	122,112
Deferred tax	16,499	6,164	14,821
Current tax	33,781	40,296	49,884
Currency translation adjustment	(10,272)	(23,517)	(25,959)
Changes in:
Accounts receivable	(151,391)	(43,769)	(40,647)
Expendable spare parts and supplies	(12,456)	(4,362)	(11,003)
Prepaid expenses	(9,321)	6,592	(2,909)
Deposits and other assets	(67,849)	(11,543)	62,658
Accounts payable and accrued expenses	73,755	(23,801)	(10,796)
Air traffic liability	(17,554)	95,820	51,042
Provision for return conditions	42,786	22,203	(1,884)
Employee benefits	(27,878)	(25,207)	54,648
Income tax paid	(43,330)	(21,178)	(15,763)

Net cash provided by operating activities	257,130	544,642	391,226
Cash flows from investing activities:
Available–for–sale securities	—	19,460	(2,573)
Restricted cash	21,551	(16,991)	(4,732)
Interest received	13,384	10,070	21,872
Advance payments on aircraft purchase contracts	(169,284)	(320,289)	(161,337)
Acquisition of property and equipment	(130,313)	(264,700)	(370,479)
(Investment in) redemption of investment in certificates of bank deposits	(9,248)	29,619	154,930
Acquisition of intangible assets	(29,682)	(26,728)	(15,769)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2014	2013	2012
Net cash flow on acquisition of subsidiary	$(9,968)	$—	$—
Proceeds from sale of property and equipment	65,985	83,938	74,037
Proceeds from sale of investments	686	2,362	3,246

Net cash used in investing activities	(246,889)	(483,259)	(300,805)
Cash flows from financing activities:
Proceeds from loans and borrowings	231,510	238,639	465,074
Proceeds from issuance of bonds	250,000	298,626	—
Repayments of loans and borrowings	(365,605)	(292,640)	(285,754)
Payments of financial lease liabilities	—	(4,410)	(9,785)
Dividends paid	(38,944)	(36,921)	(25,590)
Purchase of treasury stock	—	(477)	(9,566)
Issuance of preferred stock	—	183,553	—
Increase in non–controlling interest	2,000	—	—
Interest paid	(131,781)	(98,723)	(109,894)
Other	—	1,647	(7,741)

Net cash (used in) provided by financing activities	(52,820)	289,294	16,744
Net (decrease) increase in cash and cash equivalents	(42,579)	350,677	107,165
Net foreign exchange difference	(52,107)	(18,097)	7,106
Cash and cash equivalents at beginning of year	735,577	402,997	288,726

Cash and cash equivalents at end of year	$640,891	$735,577	$402,997

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding, S.A and thereafter on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, Copa Airlines, Satena, Sky Airline, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including, Tampa Cargo S.A.S. Cargo operations are developed through different entities and commercial agreements, such as Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”) in Mexico. As of December 31, 2014, the Company indirectly held 92.72% of the non–voting shares and 25% of the voting shares of Aerounion. In the cargo business, the Company markets itself primarily under the Avianca brand internationally. Aerounion operates under its separate brand and management expects to continue to market its operations under this name. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third–party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. LifeMiles is designed to retain customers and increase loyalty by offering incentives to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards and earn miles through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, Avianca Holdings S.A. had a total fleet consisting of:

	2014			2013
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	20	17	37	14	17	31
Airbus A-320	31	27	58	31	25	56
Airbus A-321	3	6	9	1	4	5
Airbus A-330	1	11	12	1	9	10
Airbus A330F	6	—	6	4	—	4
Airbus A300F-B4F	4	—	4	—	—	—
Boeing 787	3	1	4	—	—	—
ATR 42	4	5	9	6	5	11
ATR 72	14	—	14	4	—	4
Boeing 767	—	1	1	—	—	—
Boeing 767F	2	1	3	2	1	3
Cessna Grand Caravan	9	—	9	10	—	10
Embraer E-190	10	2	12	10	2	12
Fokker 100	5	—	5	5	—	5
Fokker 50	—	—	—	10	—	10

	112	81	193	98	73	171

(2)	Basis of preparation

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on April 29, 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 81 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 44 aircraft from the A320 and A330 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine fair value as of December 31, 2014 and 2013. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. Breakage represents the sale of miles that are expected to expire unused based on historical data and experience. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the conditions at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the Consolidated Statement of Comprehensive Income.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2014	2013
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Corp.	Panama	100%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Tampa Cargo S.A.S	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

On April 19, 2013, Avianca Leasing, LLC was formed as a limited liability company in the State of Delaware, United States. On May 10, 2013, Avianca Holdings S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co–issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Therefore, the Company determines it has control over Avianca Leasing, LLC after assessing the Company’s ability to direct the relevant activities of Avianca Leasing, LLC, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the Avianca Leasing, LLC’s returns and so has consolidated the entity in accordance with IFRS 10.

On October 31, 2013, Turbo Aviation One, Limited and Turbo Aviation Two, Limited were incorporated as private limited companies under the laws of the Republic of Ireland. Both companies are finance vehicles which will be used to acquire ATR 72 aircraft for operation by Avianca Holdings S.A.’s subsidiaries. Turbo Aviation One, Limited and Turbo Aviation Two, Limited are consolidated in the Financial Statements in accordance with IFRS 10. The Company determines it has control over both companies after assessing the Company’s ability to direct the relevant activities, its exposure and rights to variable returns, and its ability to use its power to affect the amount of its returns.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On October 21, 2014, Avianca Holdings S.A. indirectly acquired 25% of the voting rights as well as 92.72% of the economic rights in the Mexican airfreight carrier Aerounion.

The Consolidated Financial Statements also include 44 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 89 entities that are mainly investment vehicle, personnel employers and service providers within the Group. The Company determines it has control over these special purpose entities after assessing the Company’s ability to direct their relevant activities, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the special purpose entities’ returns.

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

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in the Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquiree. The purchase consideration amount under this concept was $35.4 million in 2014. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short–term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 22) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

(f)	Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position. Air traffic liability also includes deferred revenue from loyalty program reward credits as described in note 3(e) (iii).

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re–assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

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

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

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

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2013, due to higher usage of the Airbus A320 family aircraft, the Company reviewed its estimated useful life and residual value of the fleet adjusting such estimates from 30 to 25 years and from 15% to 20%, respectively. In accordance with IAS 8, changes in estimates are applied prospectively. As of December 31, 2013, the effect of this change in estimates amounted to $7,706.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium–haul aircraft	10 – 30
Long–haul aircraft	30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20
Administrative buildings	50
Vehicles	4 – 10
Machinery and equipment	4 – 10

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the Consolidated Statement of Comprehensive Income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight–line basis over the lease term.

Gains or losses related to sale–leaseback transactions classified as an operating lease after the sale are accounted for as follows:

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

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. During the years ended December 31, 2014 and 2013, the Company recognized a net gain of $602 and $3,694 related to sale–and–leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale–and–leaseback transactions resulted in operating leasebacks.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de–recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Acquired software cost is amortized on a straight line basis over its useful life, with a maximum of five years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on Management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized, but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Contract–based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(l)	Financial instruments – initial recognition and subsequent measurement

(i)	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held–to–maturity investments, (d) available–for–sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Subsequent measurement

For purposes of subsequent measurement financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held–to–maturity investments

•	Available for sale financial assets

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in the Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss.

Loans and receivables

Loans and receivables are non–derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held–to–maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held–to–maturity. Held–to–maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held–to–maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Available–for–sale financial assets

Available–for–sale financial assets are non–derivative financial assets that are designated as available–for–sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available–for–sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii)	Impairment of financial assets

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

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Available–for–sale financial assets

Impairment losses on available–for–sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available–for–sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available–for–sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired.

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to be repay.

(iii)	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(i)	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Fair value of financial instruments

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 30.

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

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non–financial asset or non–financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non–financial asset or liability.

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

The Company uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 28 for more details.

Current versus non–current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made.

(n)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

(o)	Impairment of non–financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash–generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

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

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash–generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which it pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash–generating unit (or group of cash–generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Management has considered the impact of greater than forecasted variations in relevant assumptions in assessing the CGU’s recoverable amount. As a result of the analysis performed a reasonably possible change in key assumptions would not cause the CGU’s carrying amount to exceed its recoverable amount.

(p)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the Consolidated Statement Cash Flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

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

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(t)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

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

Under IAS 19 (issued in June 2011 and amended in November 2013), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest income on plan assets.

•	interest cost on the defined benefit obligation; and

•	interest on the effect of the asset ceiling

Additionally the Company offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(u)	Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Plan”) whereby eligible participants receive cash payments if certain market and non–market vesting conditions are met. The Company accounts for the Share Plan as a cash–settled share based payment in accordance with the provisions of IFRS 2 “Share–based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull–Wakeman pricing model.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

Interest income comprises interest income on funds invested (including available–for–sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

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

(4)	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2014. The nature and the impact of each new standard or amendment is described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of ‘currently has a legally enforceable right to set–off’ and the criteria for non–simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact to the Company as the Company has not novated its derivatives during the current or prior periods.

IFRIC 21 Levies

IFRIC 21 is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. This interpretation had no impact on the Company as it has applied recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010–2012 Cycle

In the 2010–2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at January 1, 2014, and it clarifies in the Basis for Conclusions that short–term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011–2013 Cycle

In the 2011–2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First–time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at January 1, 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company, since the Company is an existing IFRS preparer.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Standards issued but not yet effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments. The IASB has previously published versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication represents the final version of the Standard, replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and measurement. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Company is currently assessing the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

IFRS 14 Regulatory Deferral

IFRS 14 allows an IFRS first–time adopter, whose activities are subject to rate–regulation, to continue to account, with some limited changes, in accordance with its previous GAAP, for regulatory deferral account balances both on initial adoption of IFRS and in subsequent financial statement. IFRS 14 is effective for annual periods beginning on or after January 1, 2016. Since the Company is an existing IFRS preparer, this standard would have no impact on Company financials statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how to recognize revenue, requiring to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based, five step model to be applied to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. The standard was issued in May 2014. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on Company financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue–based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. On May 12, 2014, the IASB published the final amendments to IAS 16 and IAS 38. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue–based method to depreciate its non–current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. The amendments are retrospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company as the Company does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. First–time IFRS adopters electing to use the equity method in its separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Company’s consolidated financial statements.

Amendments to IAS 28 and IFRS 10: Sale or contribution of assets between an investor and its associate or joint venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3 Business Combinations, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. These amendments will be applied prospectively in accounting the loss of control in any subsidiary, associate or joint venture of the Company.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 1: Disclosures initiative

The amendments clarify materiality requirements. In addition, the amendments introduce a clarification that the list of line items to be presented in the statement of financial position and statement of profit and loss and other comprehensive income can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarify that an entity’s share of OCI of equity–accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss. Finally, the amendments add additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Application of the amendments need not be disclosed. The Company is currently assessing the impact of IAS 1 and plans to adopt the new standards on the required effective date.

Recoverable Amount Disclosures for Non–Financial Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash–generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Company has not recognized or reversed impairment loss as of December 31, 2014. Accordingly, these amendments will be considered for future disclosures but have no impact on the Company’s financial position or results of operations.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 2014. This amendment was not relevant to the Company, since none of the entities within the Company has defined benefit plans with contributions from employees or third parties.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Annual Improvements 2012–2014 Cycle

Amendments to IAS 19: Discount rate, regional market issue

In the 2012–2014 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IAS 19 Employee benefits. This annual improvement clarifies that the high quality corporate bonds used in estimating the discount rate for post–employment benefits should be denominated in the same currency as the benefits to be paid, thus, the depth of the market for high quality corporate bonds should be assessed at currency level. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. The annual improvement is effective for annual periods beginning on or after January 1, 2016 and must be applied prospectively. The Company is currently assessing the impact of the amendment and plans to adopt the new standards on the required effective date.

Amendments to IFRS 7: Servicing contracts

The annual improvements to IFRS 7 add additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. The annual improvement is retrospectively effective for annual periods beginning on or after January 1, 2016. It is not expected that these amendments will have an impact on the Company’s consolidated financial statements.

Amendments to IFRS 5: Changes in methods of disposal.

The amendment clarifies that the cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. The annual improvement is effective for annual periods beginning on or after January 1, 2016 and must be applied prospectively. It is not expected that these amendments will have an impact on the Company’s consolidated financial statements.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(5)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating Segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the years ended December 31, 2014, 2013 and 2012 are as follows:

	December 31,
	2014	2013	2012
North America	$673,824	$650,374	$596,783
Central America and the Caribbean	528,683	619,851	613,942
Colombia	2,129,000	1,841,984	1,765,642
South America (ex–Colombia)	1,042,368	1,167,728	1,075,801
Other	329,696	329,667	217,488

Total operating revenue	$4,703,571	$4,609,604	$4,269,656

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company allocates revenues by geographic area based on the point of origin of the flight. Non–current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

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

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities. The Company is also exposed to credit risk from its financing activities, including deposits with banks and financial institutions, and foreign exchange transactions.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2014	December 31, 2013
Available–for–sale securities		$1,455	$14,878
Accounts receivable, net of provision for doubtful accounts	8	397,575	309,404
Cash and cash equivalents	7	640,891	735,577
Current restricted cash	7	1,987	23,538
Non–current restricted cash	13	21,025	42,951
Fair value of derivative instruments–assets	13	4,204	16,598

Total		$1,067,137	$1,142,946

(c)	Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2014

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$133,009	$134,676	$134,676	$—	$—	$—	$—
Long–term Debt	2,311,833	2,675,714	363,968	329,531	307,189	300,955	1,374,071
Bonds	725,735	1,027,219	95,277	92,157	92,409	88,907	658,469

Total debt	3,170,577	3,837,609	593,921	421,688	399,598	389,862	2,032,540
Accounts payable	568,661	568,661	547,494	21,167	—	—	—

Contractual maturities	$3,739,238	$4,406,270	$1,141,415	$442,855	$399,598	$389,862	$2,032,540

As of December 31, 2013

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$38,169	$38,613	$38,613	$—	$—	$—	$—
Long–term debt	1,663,827	1,909,313	284,713	269,263	234,563	213,430	907,344
Bonds	558,120	793,450	84,250	83,597	80,316	81,752	463,535
Finance lease liabilities	5,379	6,363	5,775	588	—	—	—

Total debt	2,265,495	2,747,739	413,351	353,448	314,879	295,182	1,370,879
Accounts payable	511,864	511,864	509,129	156	759	910	910

Contractual maturities	$2,777,359	$3,259,603	$922,480	$353,604	$315,638	$296,092	$1,371,789

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

As of December 31, 2014 and 2013 an average increase 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $5,459 and $4,597 respectively.

Interest rates for interest–bearing financial obligations are as follows:

	December 31, 2014
	Weighted average interest rate	Total
Short–term borrowings	2.65%	$133,009
Long–term debt and financial leases	3.06%	2,311,833
Bonds – Colombia	9.69%	177,641
Bonds – Luxembourg	7.95%	548,094

Total		$3,170,577

	December 31, 2013
	Weighted average interest rate	Total
Short–term borrowings	2.66%	$38,169
Long–term debt and financial leases	3.25%	1,669,206
Bonds – Colombia	8.10%	259,494
Bonds – Luxembourg	8.38%	298,626

Total		$2,265,495

(e)	Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity–price and interest–rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Commodity risk

The Company maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $13,458 (2013: $13,258). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2013.

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

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2014 and 2013, the Company recognized a net gain of $10,272 and $23,517, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Supplementary Foreign Currency Administration System (SICAD) is Venezuela´s parallel exchange rate system to the Foreign Exchange Administration Commission (CADIVI) system, which supplies companies, organizations, and individuals with the dollar at the official rate. SICAD applies for legal entities domiciled in Venezuela to obtain foreign currency through special bids, aimed at covering import needs of the real local economy sectors. The Venezuelan government has issued a series of statements with respect to various exchange rates that might be applicable to future cash remittances. In the first semester of 2014, it was resolved that remittances abroad would be approved at the rate from SICAD and that the CADIVI rate of US$1:VEF4.3 was annulled. The most recent SICAD auction process from December 31, 2014, resulted in an exchange rate of US$1:VEF12.00. Additionally, another new system known as SICAD II was introduced. The most recent SICAD II auction process resulted in an exchange rate of US$1: VEF 49.90.

The Company submits monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by Venezuelan subsidiaries. The Company still has a significant outstanding cash balances in Bolivares, and approvals have been obtained for only a portion of the amounts requested for remittance. As of December 31, 2014, the government has offered the Company a proposal that includes the amounts to be paid over the 2013 outstanding balance. However, the intended payments as a result of the proposed timetable have not been fully accomplished. A summary of our monetary assets holdings in Venezuela as of December 31, 2014 and 2013 is shown below, together with remittance status:

	December 31, 2014
	Bolivares	Rate	US$
2013 submitted but remittance pending	VEF 1,573,501	6.3	$249,762
2014 submitted but remittance pending	370,174	12.0	30,847
Other amounts	—	12.0	613

Total	VEF 1,943,675		$281,222	(1)

	December 31, 2013
	Bolivares	Rate	US$
2012 submitted but remittance pending	VEF 83,446	4.3	$19,406
2013 submitted but remittance pending	1,746,132	6.3	277,164
December 2013 – not yet submitted	82,264	6.3	13,058
Other amounts	102,478	6.3	16,266

Total	VEF 2,014,320		$325,894	(1)

(1)	Includes cash and cash equivalents and available-for-sale securities.

The Company has available–for–sale instruments in Venezuela which are bonds that will be paid in Bolivares when they mature even though they are denominated in US Dollars. These bonds will mature at the official exchange rate which remains at US$1:VEF6.3 after which the Company will only be able to request conversion of these funds at SICAD II. Accordingly, for the year ended December 31, 2014, an expense of $11,896 and a net fair value loss recognized in other comprehensive income of $1,527 have been recorded. As of December 31, 2014 the balance of these available for sale securities amount to $1,218 recorded within current assets, and $237 within non–current assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the twelve months ended December 31, 2014, the Company recorded total losses due to exchange rate changes in Venezuela amounting to $36,977.

For the year ended December 31, 2013, the Company incurred in losses of $46,015 related to devaluation in Venezuela, after the government announced that it would change the CADIVI exchange rate from US$1: VEF4.3 to US$1: VEF6.3 for requests submitted in 2013.

The summary quantitative data about the Company’s exposure to currency risk as reported to the Management of the Company based on its risk management policy was as follows:

	December 31, 2014
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$253,874	$43,792	$279,767	$20,493	$8,532	$34,433	$640,891
Available for sale securities	—	—	1,455	—	—	—	1,455
Accounts receivable, net of provision for doubtful accounts	170,323	118,631	2,461	7,033	30,573	68,554	397,575
Secured debt and bonds	(2,165,627)	(226,089)	—	—	—	(21,809)	(2,413,525)
Unsecured debt	(742,266)	(14,786)	—	—	—	—	(757,052)
Accounts payable	(271,403)	(193,424)	(5,164)	(6,128)	(16,600)	(75,942)	(568,661)

Net financial position exposure	$(2,755,099)	$(271,876)	$278,519	$21,398	$22,505	$5,236	$(2,699,317)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(2,719)	$2,785	$214	$225

	December 31, 2013
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$293,040	$93,104	$311,016	$15,016	$8,292	$15,109	$735,577
Available for sale securities	—	—	14,878	—	—	—	14,878
Accounts receivable, net of provision for doubtful accounts	85,330	77,816	9,657	6,750	32,914	96,937	309,404
Secured debt and bonds	(1,519,912)	(276,827)	—	—	—	(28,685)	(1,825,424)
Unsecured debt	(434,654)	(5,417)	—	—	—	—	(440,071)
Accounts payable	(239,966)	(182,424)	(13,440)	(9,377)	(7,003)	(59,654)	(511,864)

Net financial position exposure	$(1,816,162)	$(293,748)	$322,111	$12,389	$34,203	$23,707	$(1,717,500)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(2,915)	$3,221	$124	$342

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

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

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2014	December 31, 2013
Fixed rate instruments
Financial assets	$77,667	$203,332
Financial liabilities	(2,454,570)	(1,584,127)
Interest rate swaps	(5,893)	(13,824)

Total	$(2,382,796)	$(1,394,619)

Floating rate instruments
Financial assets	352,149	103,020
Financial liabilities	(716,007)	(681,368)

Total	$(363,858)	$(578,348)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

At December 31, 2014, the interest rates vary from 0.00% to 11.40% (December 31, 2013: 0.00% to 9.86%) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt–to–capital ratio. Debt is calculated as net debt, which consists of total borrowings (including current and non–current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

Following is a summary of the debt–to–capital ratio of the Company:

	December 31, 2014	December 31, 2013
Debt	$3,170,577	$2,265,495
Less: cash and cash equivalents and restricted cash	(642,878)	(759,115)

Total net debt	2,527,699	1,506,380
Total equity attributable to the Company	1,208,684	1,208,422

Total Capital	$3,736,383	$2,714,802

Net debt–to–capital ratio	68%	55%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Cash on hand and bank deposits	$627,040	$696,113
Demand and term deposits	13,851	39,464

Cash and cash equivalents	640,891	735,577
Restricted cash	1,987	23,538

Cash and cash equivalents and restricted cash	$642,878	$759,115

As of December 31, 2014 and 2013 cash equivalents amounted to $13,851 and $39,464, respectively. The use of the term deposits depends on the cash requirements of the Company and such deposits bear annual interest rates ranging between 0.07% and 7.71% as of December 31, 2014, and between 0.70% and 8.31% as of December 31, 2013.

As of December 31, 2014 and 2013 the cash or bank balance with carrying amount of $1,987 and $23,538, respectively, has been pledged as collateral for certain current borrowings. In the event the Company defaults under the loan agreement, the bank has the right to receive the cash balance.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(8)	Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Trade	$254,846	$216,160
Indirect tax credits	143,374	65,360
Manufacturer credits	2,207	7,193
Employee advances (1)	5,011	7,218
Other	5,459	27,582

	$410,897	$323,513
Less provision for doubtful accounts	(13,322)	(14,109)

Total	$397,575	$309,404

Net current	$355,168	$276,963
Net non–current	42,407	32,441

Total	$397,575	$309,404

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2014	December 31, 2013
Balance at beginning of year	$14,109	$13,282
Bad debt expense	8,409	7,119
Write–offs against the allowance	(9,196)	(6,292)

Balance at end of year	$13,322	$14,109

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2014	December 31, 2013
Neither past due nor impaired	$318,498	$228,269
Past due 1–30 days	30,779	62,355
Past due 31–90 days	28,273	17,150
Past due 91 days	33,347	15,739

Total	$410,897	$323,513
Provision for doubtful accounts	(13,322)	(14,109)

Net accounts receivable	$397,575	$309,404

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2014, 2013 and 2012:

Company	Country	December 31, 2014				December 31, 2013				December 31, 2012
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Revenues	Expenses
Synergy Aerospace Corp.	Panama	$1,324	$1,272	$96	$—	$601	$1,262	$122	$—	$—	$—
SP SYN Participações S.A.	Brazil	22,754	—	1,226	—	22,829	—	1,209	—	3,664	—
OceanAir Linhas Aéreas, S.A.	Brazil	13,209	8,611	25,027	2,843	1,494	1,618	10,614	5,235	19,411	2,138
Corp Hotelera Internac., S.A.	El Salvador	—	245	—	502	—	181	—	352	—	—
Empresariales S.A.S.	Colombia	5	401	6	11,589	1	1,486	7	11,951	12	12,952
Aeromantenimiento, S.A.	El Salvador	211	1,451	6	9,533	229	574	7	2,684	40	6,836
Transportadora del Meta S.A.S.	Colombia	73	1,464	—	8,841	24	1,946	3	10,457	26	10,874
Aerovias Beta Corp.	Panama	977	—	—	—	1,164	2	—	—	—	—
Other		80	353	32	1,608	83	484	74	1,964	45	656

Subtotal		$38,633	$13,797	$26,393	$34,916	$26,425	$7,553	$12,036	$32,643	$23,198	$33,456

		Receivables	Payables			Receivables	Payables
Short–term		$27,386	$13,797			$26,425	$7,553
Long–term		11,247	—			—	—

Total balances with related parties		$38,633	$13,797			$26,425	$7,553

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2014 amounting to $22,754, corresponding to $22,644 of principal and $110 of accrued interests, fell due on December 31, 2014. On March 24, 2015, the Company reached a payment agreement with the debtor and guarantors whereby Synergy Aerospace Corp commits to pay the balance and accrued interest. The renegotiated debt will bear an interest equal to 90 days LIBOR plus 550 basis points as of payment date and will be cancelled according to the following payment schedule:

Year
2015	$11,507
2016	11,247

Total	$22,754

Receivable balances as of December 31, 2014 from OceanAir Linhas Aéreas, S.A., include an amount of $6,536 past due which corresponds to payments from aircraft leases and other services. On March 24, 2015 the Company reached an agreement over these amounts with Synergy Aerospace Corp. to take over OceanAir Linhas Aéreas, S.A. debt. The renegotiated debt will bear an interest rate equal to 90 days LIBOR plus 550 basis points and matures within 2015.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Aerospace Corp.	The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor. Avianca agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 33). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 amounts to $31,365, $31,456 and $25,259, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Expendable spare parts	$56,376	$45,160
Supplies	9,238	7,998

Total	$65,614	$53,158

For the years ended December 31, 2014 and 2013 expendable spare parts and supplies in the amount of $65,649 and $48,774, respectively, were recognized as maintenance expense.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2014 and 2013 prepaid balances are as follows:

	December 31, 2014	December 31, 2013
Prepaid commissions	$12,712	$13,476
Advance payments on operating aircraft leases	12,401	12,219
Premiums for insurance policies	1,545	2,236
Other	29,407	18,814

Total	$56,065	$46,745

(12)	Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2014 and 2013 the assets held for sale are as follows:

	December 31, 2014	December 31, 2013
Aircraft and flight equipment	$1,117	$1,256
Land and buildings	—	5,547
Machinery and other equipment	252	645

Total	$1,369	$7,448

(13)	Deposits and other assets

Deposits and other assets as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Short term:
Deposits with lessors	$79,098	$59,434
Short term investments	41,631	44,326
Margin call deposits	37,718	4,976
Guarantee deposits	9,777	—
Others	1,700	—

Subtotal	169,924	108,736
Fair value of derivative instruments	4,204	16,598

Total	174,128	$125,334

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Long term:
Deposits with lessors	$144,949	$113,253
Long term investments – restricted	11,943	—
Guarantee deposits	13,207	13,951
Restricted cash	21,025	42,951
Others	26,886	19,021

Total	$218,010	$189,176

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2014 the Company has paid lessors $80,829 (December 31, 2013: $37,841) in maintenance deposits, net of reimbursements.

Guarantee deposits correspond mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2014 and 2013 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2012	$2,412,336	$180,258	$116,622	$283,162	$93,612	$176,687	$3,262,677

Additions	270,537	75,760	39,865	320,289	—	60,693	767,144
Transfers	194,137	—	—	(194,137)	—	—	—
Revaluation	—	—	—	—	3,439	—	3,439
Disposals	(63,800)	(46,263)	(17,397)	—	(1,337)	(7,667)	(136,464)

December 31, 2013	$2,813,210	$209,755	$139,090	$409,314	$95,714	$229,713	$3,896,796

Additions	763,349	87,341	46,517	169,284	—	71,773	1,138,264
Acquisitions through Business Combination	3,851	—	59	—	—	445	4,355
Transfers	314,127	—	—	(314,127)	—	—	—
Revaluation	—	—	—	—	(4,307)	—	(4,307)
Disposals	(43,886)	(18,919)	(7,989)	—	(3,971)	(53,469)	(128,234)

December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$87,436	$248,462	$4,906,874

Accumulated depreciation:
December 31, 2012	$331,699	$123,197	$14,234	$—	$6,072	$87,929	$563,131

Additions	88,260	49,437	5,174	—	1,032	15,970	159,873
Disposals	(23,925)	(19,896)	(2,732)	—	—	(13,013)	(59,566)

December 31, 2013	$396,034	$152,738	$16,676	$—	$7,104	$90,886	$663,438

Additions	102,278	56,142	9,641	—	1,890	15,226	185,177
Disposals	(21,063)	(18,609)	(2,935)	—	—	(27,185)	(69,792)

December 31, 2014	$477,249	$190,271	$23,382	$—	$8,994	$78,927	$778,823

Net balances:
December 31, 2012	$2,080,637	$57,061	$102,388	$283,162	$87,540	$88,758	$2,699,546

December 31, 2013	$2,417,176	$57,017	$122,414	$409,314	$88,610	$138,827	$3,233,358

December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$78,442	$169,535	$4,128,051

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, certain aircraft with a net carrying value of $2,665,561 and $2,303,384, respectively, have been pledged to secure long–term debt.

As of December 31, 2014 and 2013, the net carrying amount of leased property and equipment under financial leases was $157 and $2,226, respectively.

As of December 31, 2014 and 2013, the Company capitalized borrowing costs amounting to $9,249 and $12,171, respectively.

During 2014 a total amount of $20,224 has been recognized as property and equipment in the course of construction. As of December 31, 2014, the Company had future commitments related to the completion of the construction of administrative property in the amount of $21,809.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2014 and 2013.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2014	December 31, 2013
Cost	$68,515	$68,470
Accumulated depreciation	(3,899)	(4,430)

Net carrying amount	$64,616	$64,040

(15)	Intangible assets

Intangible assets as of December 31, 2014 and 2013 are follows:

	December 31, 2014	December 31, 2013
Routes	$43,115	$22,223
Trademarks	3,960	22
Software and webpages	58,656	39,429
Other intangible rights	2,305	2,762

Subtotal	108,036	64,436
Goodwill	308,034	298,667

Total Intangible Assets	$416,070	$363,103

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to four Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

•	Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”)

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.		Aerounion
	2014	2013	2014	2013	2014	2013	2014	2013
Goodwill	$32,979	$32,979	$234,779	$234,779	$30,909	$30,909	$9,367	$—
Routes	19,652	22,223	—	—	—	—	23,463	—
Trademarks	—	—	—	—	—	—	3,938	—

The Company performed its annual impairment test in December 2014 and 2013. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2014 and 2013, the Company did not identify potential impairment of goodwill or intangible assets.

Aerogal CGU

The recoverable amount of Aerogal CGU, $251,863 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five–year period are extrapolated using a 3.0% growth rate that is the same as the long–term average growth rate for the country where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $1,982,582 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five–year period are extrapolated using a 1.5% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,253,763 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five–year period are extrapolated using a 3.90% growth rate that is the same as the long–term average growth rate for Colombia where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Aerounion CGU

The recoverable amount of Aerounion CGU, $9,367 as of December 31, 2014, has been determined based on the business value in use, based on cash flow projections for the acquired business approved by Management.

Assumptions

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon – Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates – Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth – Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

CAPEX expenditure – Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates – Rates are based on published forecasts for the regions or countries where the CGUs operate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

The following is a rollforward of intangibles assets from December, 2014 and 2013:

	Goodwill	Routes	Trade- marks	Software & Webpages	Others	Total
Cost:
Balance at December 31, 2012	$301,814	$29,018	$809	$28,482	$328	$360,451

Other Acquisitions/ Internally developed	—	—	—	24,801	3,101	27,902

Balance at December 31, 2013	301,814	29,018	809	53,283	3,429	388,353

Acquisitions through Business Combination	9,367	23,463	3,938	—	—	36,768
Other Acquisitions/ Internally developed	—	—	—	29,322	360	29,682

Balance at December 31, 2014	$311,181	$52,481	$4,747	$82,605	$3,789	$454,803

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2012	$(3,147)	$(4,775)	$(787)	$(6,834)	$—	$(15,543)

Amortization for the year	—	(2,020)	—	(7,020)	(667)	(9,707)

Balance at December 31, 2013	(3,147)	(6,795)	(787)	(13,854)	(667)	(25,250)

Amortization for the year	—	(2,571)	—	(10,095)	(817)	(13,483)

Balance at December 31, 2014	$(3,147)	$(9,366)	$(787)	$(23,949)	$(1,484)	$(38,733)

Carrying Amounts:
At December 31, 2012	$298,667	$24,243	$22	$21,648	$328	$344,908

At December 31, 2013	$298,667	$22,223	$22	$39,429	$2,762	$363,103

At December 31, 2014	$308,034	$43,115	$3,960	$58,656	$2,305	$416,070

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16)	Earnings per Share

The calculation of basic earnings per share at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Net profit attributable to Avianca Holdings S.A.	$128,494	$248,821	$38,257

Weighted average number of ordinary shareholders
(in thousands of shares)
Common stock	665,383	728,800	741,400
Preferred stock	331,604	184,854	158,081
Earnings per share
Common stock	$0.13	$0.27	$0.04
Preferred stock	$0.13	$0.27	$0.04

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(17)	Long–term debt

Loans and borrowings are measured at amortized cost, as of December 31, 2014 and 2013 are summarized as follows:

	December 31, 2014	December 31, 2013
Current:
Short–term borrowings and current portion of long – term debt	$425,915	$270,498
Short–term bonds	32,764	38,852
Finance lease liabilities	—	4,815

	$458,679	$314,165

Non–current:
Long–term debt	$2,018,927	$1,431,498
Bonds	692,971	519,268
Finance lease liabilities	—	564

	$2,711,898	$1,951,330

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2014 and 2013 are as follows:

		December 31, 2014
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2015	2.65%	$133,009	$133,009
Long–term debt	2026	3.06%	3,298,991	2,311,833
Bonds–Colombia	2019	9.69%	177,641	177,641
Bonds– Luxembourg	2020	7.95%	550,000	548,094

Total			$4,159,641	$3,170,577

		December 31, 2013
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2014	2.66%	$38,169	$38,169
Long–term debt	2025	3.16%	2,409,588	1,663,827
Bonds–Colombia	2019	8.10%	259,494	259,494
Bonds–Luxembourg	2020	8.38%	300,000	298,626
Finance lease liabilities (1)	2015	2.61%	22,300	5,379

Total			$3,029,551	$2,265,495

(1)	Average monthly rate.

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and one aircraft denominated in Euros.

As of December 31, 2014 and 2013, $2,171,535 and $1,516,779, respectively, were outstanding balances of short–term borrowings and long–term debt with different financial institutions to finance aircraft acquisitions. Most of these borrowings are under financing arrangements guaranteed by the Export Credit Agencies. Additionally, the Company had an outstanding balance of short–term borrowing and long–term debt with different financial institutions amounting to $273,307 and $185,217, respectively, for working capital purposes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2013, the Company obtained loans amounting to $316,926 in order to finance the purchase of three A330F, one A320, one A319, and two ATR 72. Also the Company obtained $16,600 from Banco de Bogota to refinance a Chapter–11 payment that was due in June, 2013. The Company also obtained $38,000 from Bladex for the prepayment of a loan with IFC, and to finance the purchase of an ATR 72 flight simulator. The Company also obtained $14,551 for general working capital purposes.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on November 10, 2013.

During 2014 the Company obtained financing up to $846,527 in order to finance the purchase of two A330, two A321, six A319, three B787 and eleven ATR 72. The latter includes $152,850 obtained through the issuance of guaranteed notes under a Private Placement vehicle. The Company also obtained $156,860, for general working capital purposes.

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of December 31, 2014 and 2013, the Company and the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Senior Notes as co–issuers on $550,000 and $300,000 respectively in aggregate principal amount.

The Senior Notes are fully and unconditionally guaranteed by three of the subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. As of December 31, 2014 and 2013, Avianca Leasing LLC’s obligations as a co–issuer of the Senior Notes are unconditionally guaranteed by the subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $375,000 and $200,000, respectively. The Senior Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2014 and 2013, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of December 31,

			2014	2013
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,094	$298,626

			$548,094	$298,626

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. will fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. will unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Senior Notes outstanding:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year, payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Original currency	Total placed in original currency	Balance as of December 31,
				2014		2013
				Original currency	In US Dollars	Original currency	In US Dollars
Avianca	Series A	Colombian Pesos	75,000 million	—	$—	75,000 million	$38,924
Avianca	Series B	Colombian Pesos	158,630 million	158,630 million	66,304	158,630 million	82,327
Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	111,337	266,370 million	138,243

Total					$177,641		$259,494

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of December 31, 2014 and 2013, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $196,857 and $167,952, respectively. As of December 31, 2014 and 2013, there were $171,206 and $94,017 outstanding balances respectively under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future payments on finance lease liabilities for the years ended December 31, 2014 and 2013 are as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Less than one year	$—	$5,775	$—	$960	$—	$4,815

Between one year and five years	$—	$588	$—	$24	$—	$564

Future payments on long–term debt for the years ended December 31, 2014 and 2013 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2014	$292,906	$266,723	$252,878	$255,062	$1,244,264	$2,311,833

December 31, 2013	$232,329	$224,679	$196,741	$181,828	$828,250	$1,663,827

Future payments on bonds for the years ended December 31, 2014 and 2013 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2014	$32,764	$32,764	$36,725	$36,725	$586,757	$725,735

December 31, 2013	$38,852	$41,091	$41,091	$46,008	$391,078	$558,120

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2014 and 2013, the Company did not comply with certain debt covenants. The breaches did not accelerate debt. As of December 31, 2014, the Company obtained waivers adjusting its EBITDAR Coverage Ratio threshold. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca, S.A. and Subsidiaries

The consolidated financial statements of Avianca, S.A. and Subsidiaries must comply with the following financial covenants as of December 31, 2014:

(1)	EBIDAR Coverage Ratio: Should be less than or equal to 1.4 at the end of each period; and

(2)	Leverage Ratio: Should be less than or equal to 4.5 at the end of each reporting period

As of December 31, 2014, the Company did not comply with EBIDAR coverage ratio and leverage ratio. However, the Company did not require waivers from financial institutions since the breached covenants have no possible consequences on acceleration of debt. As of December 31, 2013, the Company did comply with the applicable financial covenants.

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 at the end of December 31, 2014.

(2)	EBITDAR Coverage Ratio: Should be not less than 1.70 to 1.00 at the end of December 31, 2014.

(3)	EBITDA Margin: Should be not less than 0% at the end of December 31, 2014.

(4)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(5)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $250 million at all times until the Relevant Testing Date in respect of the period ending December 31, 2015. Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

As of December 31, 2014 and 2013 the Company complied with the financial covenants applicable at each reporting date for Avianca Holdings S.A. and Subsidiaries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(18)	Accounts payable

Accounts payable as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Trade accounts payable	$345,342	$332,450
Non–income taxes collected in advance	131,177	93,308
Payroll taxes (1)	55,944	50,784
Other payables	15,031	32,587

Current	$547,494	$509,129

Trade accounts payable	$18,329	$14
Payroll taxes (1)	2,838	2,721

Non–current	$21,167	$2,735

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(19)	Accrued expenses

Accrued expenses as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Operating expenses	$83,823	$54,276
Vacation and other employee accruals	24,708	36,390
Other accrued expenses	29,731	44,272

Total	$138,262	$134,938

(20)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Current	$61,425	$33,033
Non–current	70,459	56,065

Total	$131,884	$89,098

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in provisions for return conditions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Balances at beginning of year	$89,098	$66,895
Provisions made	51,596	29,061
Provisions used	(8,810)	(6,858)

Balances at end of year	$131,884	$89,098

The amount of expected reimbursements which are presented net within provisions for the return conditions amounts to $15,545 and $17,102 as of December 31, 2014 and 2013, respectively.

(21)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2014 and 2013.

	December 31, 2014	December 31, 2013
Fair value of plan assets	$(175,620)	$(160,998)
Present value of the obligation	398,273	489,674

Total employee benefit liability	$222,653	$328,676

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended

December 31, 2014

(recognized in Salaries, wages and benefits)

	Defined benefit plan	Other benefits
Current service cost	$3,777	$3,281
Interest cost on net benefit obligation	21,078	5,046

Net benefit expense	$24,855	$8,327

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Net benefit expense – year ended

December 31, 2013

(recognized in Salaries, wages and

benefits)

	Defined benefit plan	Other benefits
Current service cost	$417	$4,992
Interest cost on net benefit obligation	31,032	5,954

Net benefit expense	$31,449	$10,946

Changes in the present value of defined benefit obligation as of December 31, 2014 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2013	$398,315	$91,359	$489,674
Benefit obligation acquired in business combinations	—	455	455
Period cost	24,855	8,327	33,182
Benefits paid by employer	(22,666)	(3,131)	(25,797)
Actuarial (gains) losses recognized in other comprehensive income	(4,349)	(1,406)	(5,755)
Exchange differences	(75,705)	(17,781)	(93,486)

Benefit obligation as of December 31, 2014	320,450	77,823	398,273
Fair value of plan assets	(175,620)	—	(175,620)

Total employee benefit	144,830	77,823	222,653

Current	$45,072	$4,121	$49,193
Non–current	99,758	73,702	173,460

Total	$144,830	$77,823	$222,653

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2013	$160,998
Interest income on plan assets	9,635
Return on plan assets greater/(less) than projected	12,189
Employer contributions	43,120
Benefits paid	(17,483)
Return on plan assets adjustment	(1,505)
Exchange differences	(31,334)

Fair value of plan assets at December 31, 2014	$175,620

Changes in the present value of defined benefit obligation for the year ended December 31, 2013 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Period cost	31,449	10,946	42,395
Benefits paid by employer	(30,049)	(3,558)	(33,607)
Actuarial gains recognized in other comprehensive income	(58,966)	(14,365)	(73,331)
Exchange differences	(41,158)	(8,743)	(49,901)

Benefit obligation as of December 31, 2013	398,315	91,359	489,674
Fair value of the plan assets	(160,998)	—	(160,998)

Total employee benefit	$237,317	$91,359	$328,676

Current	$48,354	$4,038	$52,392
Non–current	188,963	87,321	276,284

Total	$237,317	$91,359	$328,676

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

For the year ended December 31, 2014, 2013 and 2012, actuarial gains and losses of $16,439, $66,277 and $(55,012), respectively were recognized in other comprehensive income.

	December 31, 2014	December 31, 2013	December 31, 2012
Actuarial gains (losses) recognized in other comprehensive income	$5,755	$73,331	$(66,454)
Return on plan assets adjustment	10,684	(7,054)	11,442

Amount recognized in other comprehensive income	$16,439	$66,277	$(55,012)

The Company expects to contribute $49,193 to its defined benefit plan and other benefits in 2015.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2014	December 31, 2013
Discount rate on all plans	7.00%	7.00%
Future salary increase
Pilots	3.75%	3.75%
Cabin crew	3.50%	3.50%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.00%	4.00%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2014	December 31, 2013
Equity securities	45%	42%
Debt securities	51%	54%
Other	4%	4%

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

As of December 31, 2014 and 2013, there are 7 and 12 beneficiaries, respectively, which have not been commuted.

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

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(19,503)	21,704
Pension increase	17,844	(16,257)
Mortality table	5,399	—

	1.0% increase	1.0% decrease
Medical cost	10,747	(8,318)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22)	Air traffic liability

Air traffic liability as of December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
Advance ticket sales	$396,292	$436,732
Miles deferred revenue	64,826	55,020

Current	$461,118	$491,752

Miles deferred revenue	$85,934	$72,853

Non–current	$85,934	$72,853

On December 31, 2014 the Company reviewed its estimates and assumptions related to the redemption periods of miles deferred revenue. As a result a non–current air traffic liability is presented in 2014 disclosing the amount expected to be redeemed after twelve months. Prior year figures have been reclassified for comparative purposes.

(23)	Other liabilities

Other liabilities as of December 31, 2014 and 2013 are as follows:

	Notes	December 31, 2014	December 31, 2013
Derivative instruments	27, 28	$116,555	$13,830
Other		19,407	25,308

Total		135,962	39,138

Current		127,496	27,432
Non–current		8,466	11,706

Total		$135,962	$39,138

(24)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP$5,000.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of December 31, 2014, active beneficiaries have been awarded with 6,512,187 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2014 are equal to 6,032,162.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2014 and 2013 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2014, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 1.60 to 5.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,420 in the Colombian Stock Exchange and $11.73 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.80% to 5.10%

•	Dividend yield of 2.19%

•	Volatility of 25.22% to 29.73%

For the valuation as of December 31, 2013, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 2.10 to 6.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,700 in the Colombian Stock Exchange and $15.44 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.70% to 4.74%

•	Dividend yield of 2.03%

•	Volatility of 24.97% to 37.10%

Since Avianca Holdings S.A. has a public traded history of approximately three and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income of the Share Plan Awards for the period ended December 31, 2014 and 2013 was $2,540 and $355, respectively which has been recognized within operating profit. As of December 31, 2014 and 2013, $1,256 and $3,723, respectively, is reflected as a non–current liability on the Consolidated Statement of Financial Position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Equity

Common and preferred stock

As of December 31, 2012, the Company purchased 4,123,491 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $515 and additional paid–in capital on preferred stock was decreased by $9,051.

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

In connection with that offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid–in capital on preferred stock was decreased by $452.

On November 28, 2014, the common shareholders (“selling shareholders”) converted 5,000,000 common shares to preferred shares. As a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased in 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2014	December 31, 2013
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	665,800,003
Issued and paid preferred stock	336,187,285	331,187,285

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2012	$3,697	$(3,599)	$(119,104)	$—	$394	$24,208	$25,418	$(68,986)
Other comprehensive income (loss) in the period	10,654	2,028	66,277	(1,755)	(97)	(14,525)	3,439	66,021

As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)

Other comprehensive income (loss) in the period	(113,249)	(1,527)	16,439	14,433	386	(2,239)	(4,307)	(90,064)

As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,678	$683	$7,444	$24,550	$(93,029)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2014	2013	2012
Cash flow hedges:
Reclassification during the year to profit or loss	$8,864	$8,410	$5,910
Effective valuation of cash flow hedged	(122,113)	2,244	(2,213)

	$(113,249)	$10,654	$3,697

Fair value reserves:
Reclassification during the year to profit or loss	$—	$1,116	$—
Valuations of available–for–sale investments	(1,527)	912	3,775

	$(1,527)	$2,028	$3,775

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$15,068	$(186)	$645
Temporary differences within OCI	(249)	(1,666)	(1,371)

	$14,819	$(1,852)	$(726)

Dividends

The following dividends were paid by the Company during the year ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
COP$75/approximately $4 cents per ordinary share (2013: COP$75/approximately $4 cents) paid in US$	$25,865	$30,371
COP$75/approximately $4 cents per preferred share (2013: COP$75/approximately $4 cents) paid in COP$	13,079	6,550

Total	$38,944	$36,921

Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP$/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(26)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2014 and 2013. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2014	Percentage	Year ended December 31, 2013	Percentage	Year on Year Variation
Domestic
Passenger	$1,071,254	23%	$1,031,299	23%	$39,955
Cargo and mail	240,134	5%	196,062	4%	44,072

	1,311,388	28%	1,227,361	27%	84,027

International
Passenger	2,791,467	59%	2,831,098	61%	(39,631)
Cargo and mail	324,728	7%	308,677	7%	16,051

	3,116,195	66%	3,139,775	68%	(23,580)

Other (1)	275,988	6%	242,468	5%	33,520

Total operating revenues	$4,703,571	100%	$4,609,604	100%	$93,967

	Year ended December 31, 2013	Percentage	Year ended December 31, 2012	Percentage	Year on Year Variation
Domestic
Passenger	$1,031,299	23%	$1,009,541	23%	$21,758
Cargo and mail	196,062	4%	99,505	2%	96,557

	1,227,361	27%	1,109,046	25%	118,315

International
Passenger	2,831,098	61%	2,541,018	60%	290,080
Cargo and mail	308,677	7%	384,575	9%	(75,898)

	3,139,775	68%	2,925,593	69%	214,182

Other (1)	242,468	5%	235,017	6%	7,451

Total operating revenues	$4,609,604	100%	$4,269,656	100%	$339,948

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Other operating revenue

Other operating revenue for the years ended December 31, 2014, 2013 and 2012 is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Frequent flyer program	$141,402	$142,252	$131,176
Ground operations (a)	20,756	20,423	16,730
Leases	30,744	24,181	21,783
Maintenance	16,624	6,228	7,692
Interline	1,565	5,421	7,709
Other	64,897	43,963	49,927

	$275,988	$242,468	$235,017

(a)	Company provides services to other airlines at main hub airports.

(27)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2014 and 2013 are the following:

	Notes	December 31, 2014	December 31, 2013
Cash flow hedges – Assets
Fuel price hedges		$4,204	$16,552

Total		$4,204	$16,552

Cash flow hedges – Liabilities
Fuel price hedges	23	$110,084	$—

Total		$110,084	$—

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1–12 months
Fuel price
Assets	$4,204	$4,204
Liabilities	110,084	110,084

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2014 and 2013, a net gain (loss) relating to the hedging instruments of $(113,249) and $ 10,654, respectively is included in other comprehensive income (see Note 25).

(28)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2014 and 2013 are the following:

	Notes	December 31, 2014	December 31, 2013
Derivatives not designated as hedges – Assets
Derivative contracts of foreign currency		$—	$46

Total		$—	$46

Derivatives not designated as hedges – Liabilities
Derivative contracts of foreign currency	23	$578	$6
Derivative contracts of interest rate	23	5,893	13,824

Total		$6,471	$13,830

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

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

(29)	Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2014 and 2013, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(30)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2014 are as follows:

		December 31, 2014
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$1,455	$1,455
Derivative instruments	27	4,204	4,204

		$5,659	$5,659

Financial liabilities
Short term borrowings and long–term debt	17	$3,170,577	$3,200,729
Derivative instruments	23	116,555	116,555

		$3,287,132	$3,317,284

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2013 are as follows:

		December 31, 2013
		Carrying amount	Fair value
Financial assets
Available–for–sale securities		$14,878	$14,878
Derivative instruments	27,28	16,598	16,598

		$31,476	$31,476

Financial liabilities
Short term borrowings and long–term debt	17	$2,265,495	$2,268,126

		$2,265,495	$2,268,126

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short–term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available–for–sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2014:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 and 28) Aircraft fuel hedges	December 31, 2014	—	4,204	—	4,204
Available–for–sale securities (Note 6)	December 31, 2014	—	1,455	—	1,455
Assets held for sale (Note 12)	December 31, 2014	—	1,369	—	1,369
Revalued administrative property (Note 14)	December 31, 2014	—	78,442	—	78,442

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27 and 28)
Aircraft fuel hedges	December 31, 2014	—	110,084	—	110,084
Foreign currency derivatives	December 31, 2014	—	578	—	578
Interest rate derivatives	December 31, 2014	—	5,893	—	5,893
Frequent flyer liability (Note 22)	December 31, 2014	—	150,760	—	150,760

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	December 31, 2014	—	3,200,729	—	3,200,729

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2013:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 and 28)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available–for–sale securities	December 31, 2013	—	14,878	—	14,878
Assets held for sale (Note 12)	December 31, 2013	—	7,448	—	7,448
Revalued administrative property (Note 14)	December 31, 2013	—	88,610	—	88,610

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27 and 28)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer liability (Note 22)	December 31, 2013	—	127,873	—	127,873
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	December 31, 2013	—	2,268,126	—	2,268,126

(31)	Income tax expense

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are:

Consolidated statement of comprehensive income

	December 31, 2014	December 31, 2013	December 31, 2012
Current Income tax:
Current income tax charge	$33,781	$40,296	$49,884
Deferred tax expense:
Relating to origination and reversal of temporary differences	16,499	6,164	14,821

Income tax expense reported in the income statement	$50,280	$46,460	$64,705

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$12,580	$(16,377)	$9,975

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
Accounting profit after income tax		$128,494		$248,821		$38,257
Total income tax expense		50,280		46,460		64,705

Profit before income tax		$178,774		$295,281		$102,962

Income tax at Colombian statutory rate	34.0%	60,783	34.0%	100,396	33.0%	33,977
Tax credit (1)	(9.5%)	(17,049)	(10.8%)	(32,025)	(38.8%)	(40,006)
Productive fixed assets special deduction	(0.6%)	(1,142)	(1.9%)	(5,711)	(2.3%)	(2,423)
Non–taxable dividends	(0.2%)	(315)	(0.4%)	(1,050)	(2.4%)	(2,538)
Non–deductible taxes	1.0%	1,785	0.7%	2,174	4.0%	4,177
Effect of tax exemptions and tax rates in foreign jurisdictions	3.8%	6,852	4.6%	13,462	25.2%	26,003
Prior year expenses	0.6%	1,135	1.0%	2,965	10.8%	11,178
Permanent differences in subsidiaries	1.9%	3,350	1.3%	3,935	7.45%	7,672
Effect of investments in US Dollars	(3.9%)	(7,013)	(2.2%)	(6,541)	(6.8%)	(7,092)
Withholding tax on remittances abroad of aircraft leasing, engines, and insurance	0.2%	446	0.3%	757	1.0%	1,040
Fiscal penalties	0.2%	291	0.1%	162	0.3%	336
Exchange rate differences	(3.3%)	(5,924)	(5.0%)	(14,639)	25.7%	26,481
Non–deductible permanent differences (2)	4.0%	7,081	(5.9%)	(17,425)	5.7%	5,900

	28.1%	$50,280	15.8%	$46,460	62.9%	$64,705

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.
(2)	This item includes various permanent differences that are non–deductible expenses for Corporate Income Tax purposes in Colombia. Consequently, they are necessary to the reconciliation between statutory and effective tax rates. These other permanent differences include various items such as consolidation of special purpose entities, and loss on property, plant and equipment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2014	December 31, 2013
Assets
Accounts payable	$15,970	$107	$2,387	$15,863	$(2,280)
Inflation adjustments	759	839	1,015	(80)	(176)
Deposits and other assets	(3,551)	(8,340)	2,828	4,181	(11,168)
Aircraft maintenance	(5,410)	1,876	2,869	(7,286)	(993)
Pension liabilities	(20,514)	30,982	41,270	(51,496)	(10,288)
Provisions	46,834	24,038	32,520	19,750	(8,482)
Loss carry forwards	736	792	—	(56)	792
Air traffic liability	—	—	1,310	—	(1,310)
Investments	—	—	(10,203)	—	10,203
Other	840	599	(352)	241	951

Total Assets	35,664	50,893	73,644	(18,883)	(22,751)
Liabilities
Other	15,760	7,940	2,528	7,820	5,412

Total liabilities	15,760	7,940	2,528	7,820	5,412

Net deferred tax assets / (liabilities)	$19,904	$42,953	$71,116	$(26,703)	$(28,163)

Reflected in the statement of financial position as follows:

Deferred tax assets	$35,664	50,893
Deferred tax liabilities	15,760	7,940

Deferred tax assets net	$19,904	$42,953

Reconciliation of deferred tax assets net	December 31, 2014	December 31, 2013
Opening balance as of January 1,	$42,953	$71,116
Tax income during the period recognized in profit or loss	(16,499)	(6,164)
Tax income during the period recognized in other comprehensive income	12,580	(16,377)
Deferred Taxes acquired in business combinations	(8,568)	—
Exchange differences	(10,562)	(5,622)

Closing balance as of December 31	$19,904	$42,953

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Income Tax

At December 31, 2014, the Company’s subsidiaries have tax loss carry forwards of approximately $189,275, which are available to offset future taxable income in the relevant jurisdictions, if any, from 2016. The tax loss carry forwards in the tax jurisdiction of Chile amounting to $7,656 can be carried forward indefinitely.

Tax reform

On December 23, 2014 a new tax reform, effective from January 1, 2015, was enacted in Colombia. Main amendments are as follows:

•	A new net worth tax for taxpayers presenting a net equity, as of January 1, 2015, greater than COP$1,000 million.

•	An income tax for equality (“CREE”), establishing, permanently, a rate of 9%, while introducing modifications to its former structure and compensation.

•	A surcharge to CREE at increasing rates for the years 2015, 2016, 2017 and 2018.

•	New mechanisms against tax evasion; modifications to financial transactions applicable tax rates, among other income tax amendments were incorporated.

(32)	Provisions for legal claims

As of December 31, 2014 and 2013, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $14,157 and $14,984, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2014 and 2013, these contingencies amount to a total of $74,567 and $53,306, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $35,316 as of December 31, 2014 and $25,877 as of December 31, 2013.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(33)	Future aircraft leases payments

The Company has 81 aircraft under operating leases with an average remaining lease term of 41 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than 1 year	$276,688
Between 1 and 5 years	649,194
More than 5 years	163,737

$1,089,619

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft, and A330 fleets. Future operating lease commitments are as follows:

Engines
Less than 1 year	$4,198
Between 1 and 5 years	2,668

$6,866

The Company has three Airbus A319, five Fokker 100 and one A330F under operating lease to OceanAir Linhas Aéreas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft
Less than 1 year	$25,511
Between 1 and 5 years	92,180
More than 5 years	61,939

$179,630

(34)	Acquisition of aircraft and other commitments

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 50 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2015 and 2019 as well as 21 purchase options.

Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre–delivery payments to Airbus on predetermined dates

Boeing – The Company has 11 firm orders for the acquisition of B787–8 aircraft with deliveries scheduled between 2015 and 2019 as well as 10 purchase options.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

ATR – The Company has 1 firm order for the acquisition of ATR 72 with delivery scheduled in 2015 as well as 15 purchase options.

Embraer – The Company has up to 8 purchase options.

Other – The Company has 8 firm orders for the acquisition of spare engines with deliveries between 2015 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of December 31, 2014, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	2015	2016	2017	2018	Thereafter	Total
Advance payments	$126,667	$123,134	$158,335	$110,632	$1,182	$519,950
Aircraft acquisition commitments	$1,279,754	$1,214,495	$1,427,295	$1,168,098	$1,613,714	$6,703,356

On December 31, 2014, the Company signed a Memorandum of Understanding for the purchase of 100 A320 NEO Family aircraft with delivery dates between 2019 and 2024. Under the terms of the agreement to acquire Airbus aircraft, once the purchase agreement is signed, the Company must make pre–delivery payments to Airbus on predetermined dates as follows:

	2015	2016	2017	2018	Thereafter	Total
Advance payments	$55,801	$—	$15,778	$114,261	$874,371	$1,060,211
Aircraft acquisition commitments	$—	$—	$—	$—	$10,673,773	$10,673,773

The value of the purchase orders above is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges.

(35)	Accounts classification

Starting July 1, 2014, the Company implemented the first phase of its new ERP System (Enterprise Resource Planning System). This change harmonized and improved the chart of accounts across the organization, which allows the Company to better monitor and allocate its operational costs. The new chart of accounts resulted in the reclassification of certain line items within operating expenses and was applied retrospectively from January 1, 2014. The necessary information to reclassify 2013 operating expenses under the new chart of accounts was not available.

These reclassifications had no material impact on the key line items in the Company’s income statements such as operating revenue, operating profit, profit before tax or net profit.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(36)	Subsequent events

Venezuela’s foreign exchange regime

Despite the uncertainty of the current exchange control in Venezuela, the government has unofficially announced a new currency system on February 12, 2015 called Marginal Currency System or SIMADI, consisting of a mechanism from which both businesses and individuals are allowed to purchase and sell foreign currency at the price set by the market. According to this, the system known as SICAD II was annulled and combined with the former rate SICAD 1, creating a new exchange rate named SICAD exclusively applicable for non–essential goods at which 1.00 USD is exchange at 12.00 VEF. Although this rate remains static as of March 24, 2015, it is expected to fluctuate. The official exchange rate remains unchanged (1.00 USD = 6.30 VEF) and it is still used for preferential goods only. Despite these events, no changes have occurred as of the date of issuance of the financial statements with relevant impact on the accounting treatment applied for balances denominated in VEF. The current cash balances will not be affected by the new regime and will continue to be converted at the exchange rate of $6.3 and $12.0 as approved by the Venezuelan Government.

Aviation Center

On January 15, 2015 the Company signed a turnkey contract for the design, construction and implementation of the Aviation Center (The Center) in adjacent areas to the José María Córdova International Airport. The Center covering a total area of 44,300 m2 will have 8,800 m2 in hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms. The project, of an estimated cost of $42,287, due date for completion is set for December 31, 2015, except an extension of the term is agreed by the contracting parties. The disbursement schedule consists of a 30% upfront payment, monthly consecutive installments of $2,749 equal to 65% of the total investment and a final payment for the remaining 5% of project value.

****