Form 20-F
period 2015-12-31
Avianca Holdings S.A.
filed 2016-04-29
CIK 1575969

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015:

Common Shares — 660,800,003

Preferred Shares — 340,507,917

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

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This annual report includes our audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS.

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

Currency Presentation

In this annual report, references to “dollars,” “U.S. dollars,” “US$” and “$” are to the currency of the United States and references to “Colombian pesos,” “Pesos” and “COP” are to the currency of Colombia. The meaning of the word “billion” in the Spanish language is different from that in American English. In the Spanish language, as used in Colombia, a “billion” is a million millions, which means the number of 1,000,000,000,000, while in American English a “billion” is a thousand millions, which means 1,000,000,000. In this annual report, the meaning of billion is as used in American English.

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

On March 31, 2016, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP3,022.35 per US$1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.”

IFRS does not currently require us to adjust our financial statements for inflation. Colombia experienced inflation rates of 1.9%, 3.7% and 6.8% for the years ended December 31, 2013, 2014 and 2015, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE.

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

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threat or outbreak of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy and integrate acquisitions;

•	our ability to successfully implement our fleet modernization program;

•	our ability to obtain financing and the terms of such financing; and

•	the risk factors discussed under “Item 3. Key Information—Part D. Risk Factors” beginning on page 6.

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

The selected consolidated financial information as of December 31, 2011, 2012, 2013, 2014 and 2015 and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

On December 11, 2012, our board of directors approved our adoption of IFRS. We used a transition date of January 1, 2011, and therefore our consolidated financial statements as of and for the year ended December 31, 2012 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. We have not prepared any financial information in accordance with IFRS as of or for any prior periods. For periods prior to 2011, we prepared our audited consolidated financial statements solely in accordance with Colombian GAAP.

	As of December 31,
	2015	2014	2013	2012	2011
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$479,381	$640,891	$735,577	$402,997	$288,726
Restricted cash	5,397	1,987	23,538	6,547	1,815
Available-for-sale securities	—	1,218	—	19,460	—
Accounts receivable, net of provision for doubtful accounts	279,620	355,168	276,963	202,962	186,353
Accounts receivable from related parties	23,073	27,386	26,425	29,427	7,836
Expendable spare parts and supplies, net of provision for obsolescence	68,768	65,614	53,158	48,796	45,235
Prepaid expenses	45,708	56,065	46,745	54,512	51,603
Assets held for sale	3,323	1,369	7,448	9,832	28,339
Deposits and other assets	130,724	174,128	125,334	105,028	295,609

Total current assets	1,035,994	1,323,826	1,295,188	879,561	905,516
Non-current assets:
Available-for-sale securities	793	237	14,878	13,165	30,052
Deposits and other assets	246,486	218,010	189,176	221,558	221,712
Accounts receivable, net of provision for doubtful accounts	59,713	42,407	32,441	64,540	41,755
Accounts receivable from related parties	—	11,247	—	24,001	56,167
Intangible assets	413,766	416,070	363,103	344,908	340,496
Deferred tax assets	5,847	35,664	50,893	73,644	70,513
Property and equipment, net	4,599,346	4,128,051	3,233,358	2,699,546	2,309,477

Total non-current assets	5,325,951	4,851,686	3,883,849	3,441,362	3,070,172

Total assets	$6,361,945	$6,175,512	$5,179,037	$4,320,923	$3,975,688

	As of December 31,
	2015	2014	2013	2012	2011
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$412,884	$458,679	$314,165	$282,145	$283,520
Accounts payable	480,592	547,494	509,129	488,568	449,695
Accounts payable to related parties	9,449	13,797	7,553	7,309	13,746
Accrued expenses	118,192	138,262	134,938	181,802	119,235
Provisions for legal claims	13,386	14,157	14,984	7,903	11,060
Provisions for return conditions	52,636	61,425	33,033	7,598	10,987
Employee benefits	32,876	49,193	52,392	57,241	44,390
Air traffic liability	433,575	461,118	491,752	405,295	356,049
Other liabilities	12,691	127,496	27,432	29,470	38,333

Total current liabilities	1,566,281	1,871,621	1,585,378	1,467,331	1,327,015
Non-current liabilities:
Long-term debt	3,060,110	2,711,898	1,951,330	1,572,299	1,375,994
Accounts payable	3,599	21,167	2,735	3,041	19,596
Provisions for return conditions	109,231	70,459	56,065	59,297	57,792
Employee benefits	127,720	173,460	276,284	400,831	340,366
Deferred tax liabilities	13,475	15,760	7,940	2,528	2,134
Air traffic liability(1)	93,519	85,934	72,853	63,494	61,696
Other liabilities non-current	15,375	8,466	11,706	—	—

Total non-current liabilities	3,423,029	3,087,144	2,378,913	2,101,490	1,857,578

Total liabilities	4,989,310	4,958,765	3,964,291	3,568,821	3,184,593
Equity:
Common stock	82,600	82,600	83,225	92,675	92,675
Preferred stock	42,023	42,023	41,398	19,473	19,988
Additional paid-in capital on common stock	234,567	234,567	236,342	263,178	263,178
Additional paid-in capital on preferred stock	469,273	469,273	467,498	270,061	279,112
Retained earnings	507,132	355,671	351,102	68,153	96,167
Revaluation and other reserves	18,394	24,550	28,857	25,418	27,059

Total equity attributable to the Company	1,353,989	1,208,684	1,208,422	738,958	778,179
Non-controlling interest	18,646	8,063	6,324	13,144	12,916

Total equity	1,372,635	1,216,747	1,214,746	752,102	791,095

Total liabilities and equity	$6,361,945	$6,175,512	$5,179,037	$4,320,923	$3,975,688

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,458,017	$3,862,721	$3,862,397	$3,550,559	$3,182,953
Cargo and other(2)	903,324	840,850	747,207	719,097	611,475
Total operating revenue	4,361,341	4,703,571	4,609,604	4,269,656	3,794,428
Operating expenses:
Flight operations	58,069	56,695	82,872	84,774	79,934
Aircraft fuel	1,006,792	1,345,755	1,325,763	1,305,396	1,123,547
Ground operations	412,382	397,625	343,812	321,552	279,607
Aircraft rentals	317,505	299,220	273,643	255,566	214,861
Passenger services	149,292	154,464	143,512	132,823	115,049
Maintenance and repairs	309,719	268,894	188,659	222,705	228,280
Air traffic	202,980	206,151	180,140	169,650	177,407
Sales and marketing	612,775	605,674	584,468	522,645	500,822
General, administrative and other	176,195	165,172	257,273	206,666	184,700
Salaries, wages and benefits	666,084	725,793	674,951	644,901	561,331
Depreciation, amortization, and impairment	230,732	198,660	169,580	122,080	126,507

Total operating expenses	4,142,525	4,424,103	4,224,673	3,988,758	3,592,045

Operating profit	218,816	279,468	384,931	280,898	202,383
Interest expense	(169,407)	(133,989)	(113,330)	(122,112)	(90,778)
Interest income	19,016	17,099	11,565	25,006	33,649
Derivative instruments	626	5,924	(11,402)	(24,042)	(3,164)
Foreign exchange	(177,529)	10,272	23,517	(56,788)	1,600

Profit (loss) before income tax	(108,478)	178,774	295,281	102,962	143,690
Total income tax expense	(31,028)	(50,280)	(46,460)	(64,705)	(43,814)

Net (loss) profit for the year	$(139,506)	$128,494	$248,821	$38,257	$99,876
Net (loss) profit attributable to equity holders of the parent	(155,388)	129,270	257,493	35,141	98,886
Net (loss) profit attributable to non-controlling interest	15,882	(776)	(8,672)	3,116	990
Basic and diluted (loss) earnings per share (common and preferred)	(0.14)	0.13	0.27	0.04	0.11
Basic and diluted (loss) earnings per ADS	(1.12)	1.04	2.16	—	—
Common and preferred share dividends per share (COP/US$)(3)	198.5 / 0.07	160.1 / 0.07	75 / 0.04	75 / 0.04	50 / 0.03
Common shares at period end	660,800,003	660,800,003	665,800,003	741,400,000	741,400,000
Preferred shares at period end	336,187,285	336,187,285	331,187,285	155,784,429	159,907,920
Weighted average of common shares used in computing earnings per share (thousands)	660,800	665,383	728,800	741,400	761,369
Weighted average of preferred shares used in computing earnings per share (thousands)	336,187	331,604	184,854	158,081	114,939
CASH FLOW DATA
Net cash provided by operating activities	$363,002	$257,130	$544,642	$391,226	$330,312
Net cash (used in) provided by investing activities	(330,491)	(246,889)	(483,259)	(300,805)	(371,179)
Net cash (used in) provided by financing activities	18,079	(52,820)	289,294	16,744	57,001
OTHER FINANCIAL DATA
Adjusted EBITDAR(4)	$767,053	$777,348	$828,154	$658,544	$543,751
Operating margin(5)	5.0%	5.9%	8.4%	6.6%	5.3%
Adjusted EBITDAR margin(6)	17.6%	16.5%	18.0%	15.4%	14.3%

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
OPERATING DATA (Unaudited)(7)(8)
Total passengers carried (in thousands)	28,290	26,230	24,625	23,093	20,455
Revenue passengers carried (in thousands)(9)	27,378	25,382	23,865	22,425	19,909
Revenue passenger kilometers (RPK) (in millions)(10)	35,478	32,602	31,186	29,072	26,368
Available seat kilometers (ASK) (in millions)(11)	44,513	41,052	38,762	36,545	33,136
Load factor(12)	79.7%	79.4%	80.5%	79.6%	79.6%
Block hours(13)	547,859	517,943	483,204	466,439	429,712
Average daily aircraft utilization(14)	10.1	10.3	10.1	10.2	9.9
Average one-way passenger fare (US$)	126.3	152.2	161.8	158.0	160.0
Yield(15)	9.7	11.8	12.4	12.2	12.1
Passenger revenue per ASK (PRASK)(16)	7.8	9.4	10.0	9.7	9.6
Operating revenue per ASK (RASK)(17)	9.8	11.5	11.9	11.7	11.5
Cost per ASK (CASK)(18)	9.3	10.8	10.9	10.9	10.8
CASK excluding fuel	7.0	7.5	7.5	7.3	7.4
Revenue ton kilometers (RTK) (in millions)(19)	1,259	1,104	867	777	717
Available ton kilometers (ATK) (in millions)(20)	2,152	1,810	1,538	1,315	1,182
Gallons of fuel consumed (in thousands)	461,268	427,785	406,143	388,066	350,122
Average price of jet fuel into plane (net of hedge) (US$/gallon)	2.18	3.15	3.27	3.33	3.15
Average stage length (kilometers)(21)	1,002	972	1,025	1,056	1,063
On-time domestic performance(22)	83.5%	71.9%	67.4%	66.4%	70.1%
On-time international performance(23)	85.7%	80.9%	80.4%	79.2%	79.3%
Completion rate(24)	98.5%	98.1%	98.0%	98.3%	98.3%
Technical dispatch reliability(25)	99.5%	99.4%	99.4%	99.5%	99.3%
Departures(26)	299,192	282,475	253,967	247,365	228,056
Average daily departures	820	774	696	678	627
Airports served at period end	104	102	98	98	110
Routes served at period end	179	168	170	169	168
Direct sales as % of total sales(27)	34.1%	33.6%	31.0%	33.3%	32.1%
Full-time employees and cooperative members at period end	21,145	20,545	19,153	18,071	17,360
Revenue per full-time employee plus cooperative members (US$)	206	229	241	236	219

(1)	We previously recognized deferred miles related to our LifeMiles rewards program as current air traffic liability. We now recognize such deferred miles as current and non-current air traffic liability. A similar adjustment in this presentation has been made for prior years. We launched LifeMiles in March 2011. As a result, we had no non-current air traffic liability as of January 1, 2014.
(2)	Includes Aerounion revenues beginning in October 22, 2014.
(3)	Dividends of COP50 per share were declared in March 2016, and will be paid in four equal installments of COP12.50 per share. The first installment was paid on April 7, 2016. The remaining three installments will be paid no later than July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings for the year 2015. The US$ equivalent of such dividends will be determined the date prior to each payment date. Dividends of $0.06691 per share were declared in April 2015 and paid in October 2015 based on profits for the year 2014. Dividends of 75/0.04 COP/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012. Dividends of 50/0.03 COP/US$ per share were declared in March 2012 and paid in April 2012 based on profits for the year 2011.
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

	Year Ended December 31,
	2015	2014	2013	2012	2011
Net (loss) profit for the year	$(139,506)	$128,494	$248,821	$38,257	$99,876
Add: Income tax expense	31,028	50,280	46,460	64,705	43,814
Add: Depreciation, amortization, and impairment	230,732	198,660	169,580	122,080	126,507
Add: Aircraft rentals	317,505	299,220	273,643	255,566	214,861
Minus: Interest expense	(169,407)	(133,989)	(113,330)	(122,112)	(90,778)
Minus: Interest income	19,016	17,099	11,565	25,006	33,649
Minus: Derivative instruments	626	5,924	(11,402)	(24,042)	(3,164)
Minus: Foreign exchange	(177,529)	10,272	23,517	(56,788)	1,600

Adjusted EBITDAR	$767,053	$777,348	$828,154	$658,544	$543,751

(5)	Operating margin represents operating profit divided by total operating revenue.
(6)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(7)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), average number of aircraft, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(8)	Operating data does not include regional operations in Central America except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(9)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(10)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(11)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(12)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport. Includes Tampa Cargo.
(14)	Average number of block hours operated per day per average number of passenger aircraft.
(15)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(16)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(17)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(18)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(19)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown. RTKs does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(20)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown.
(21)	The average number of kilometers flown per flight. ATKs does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(22)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival.
(23)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival.
(24)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice).
(25)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(26)	Includes passenger and cargo operations.
(27)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Company

In our most recent fiscal year, we experienced a net loss and a decrease in revenues.

In the fiscal year ended December 31, 2015, we experienced a net loss due to, among other factors, decreased revenue, foreign exchange losses (primarily from a significant devaluation of cash balances in Venezuela resulting from the lack of repatriations at the official exchange rates, resulting in a total loss of $236.7 million), and an increase in interest expense. Our decreased revenue was primarily the result of lower yields, which were caused by increased competition and the depreciation of the Colombian peso against the U.S. dollar (which caused the dollar-equivalent amount of our revenues earned in Colombian pesos to decrease). These factors acted as headwinds to our business, more than offsetting growth in our capacity and traffic. There is no assurance that these factors will not continue to negatively affect our business. Prospective investors should understand that our future results of operations are subject to significant uncertainties.

We seek to grow by expanding our service to new markets and by increasing the frequency of our flights to some of the markets we currently serve. We cannot assure you, however, that any future growth will improve our overall profitability and may, in fact, damage our profitability. When we commence a new route, our load factors tend to be lower than those in our established routes, and our advertising and other promotional costs tend to be higher, which may result in initial losses that would have a negative impact on our consolidated results of operations as well as require a substantial amount of cash to fund. We also periodically offer special promotional fares, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect.

During 2015, Latin America faced a challenging scenario due to the fall of commodity prices; especially fuel, which had collateral effects in the economies of the region, such as a downturn in economic growth rates, a significant currency devaluation, an increase in inflation and a decline of international investments, affecting the demand for air travel and overall performance in our home markets. The high dependency of these economies on commodities have weakened their performance, which is reflected in the decrease of the GDP’s forecast of each country as reported by The International Monetary Fund.

As a result of these economic conditions, in 2015 the international passenger traffic from Colombia, Ecuador and Peru suffered a downturn, especially due to the effect of currency exchange rates on the tourism sector. As a consequence, our revenue and the revenues of other airlines in the region significantly dropped last year.

Also, the capacity increase and low fare strategy of North American airlines in our core markets, led by low cost carriers aided by the decline of fuel prices, may continue to affect our and other Latin American airlines revenues.

In 2016, we do not intend to expand our network by opening routes to new destinations; however, we may have a moderate growth in capacity. Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 7.2%, 5.8% and 5.8% in 2013, 2014 and 2015, respectively. We cannot give you any assurance that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. See “—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate.” In light of the factors mentioned above, we cannot assure you that we will be able to successfully achieve profitability or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

We may not be able to achieve all the anticipated benefits of the combination of Avianca and Taca.

We became the parent company of Aerovías del Continente Americano S.A. Avianca, or Avianca, and Grupo Taca Holdings Limited, or Taca, in February 2010 in connection with the combination of Avianca and Taca, two large and complex airlines that had previously operated as competitors. The success of the combination of Avianca and Taca depends in large part on our ability to achieve anticipated synergies from the streamlining of operations and personnel, increased economies of scale, new product and service offerings and organic growth. We have successfully implemented the initial phase of our integration, which consisted of the commercial integration of our fleets, networks and certain revenue management practices; however, we still face challenges in implementing the second phase of operational integration, which focuses on achieving improved operating efficiencies from synergies and economies of scale. There is a risk that we may not be able to complete this integration in a manner that achieves the revenue synergies, cost savings and growth opportunities in the time, manner or amounts that we seek, if at all.

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

We have entered into several agreements to acquire up to 141 Airbus and eight Boeing to be delivered between 2016 and 2025. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. As a result, Avianca and Taca are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2016 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition. The timely delivery of these new aircraft by Airbus and Boeing is subject to a number of uncertainties including (i) the fact that Airbus or Boeing may be unable or unwilling to fulfill their contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, as has happened in the past to B787 aircraft operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

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

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of approximately 5.7 years as of December 31, 2015, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of approximately 6.2 years. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of aircraft ordered from Airbus, Boeing and ATR may adversely impact our operations and financial results.

We expect our fleet renewal plan to result in increased fuel efficiency, crew productivity, and lower training costs leading to higher operational efficiency and flexibility. However, if the aircraft do not perform as expected, their introduction may not result in the aforementioned benefits, and additional cost will be incurred associated with their purchase and with the replacement of older aircrafts. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances in the event these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would adequately compensate us for the loss of the anticipated benefits of the new aircraft; however, we do track the guarantees with our manufactures and manage the claims, if any. As a result, in 2015 we received compensation for a fuel performance claim against Boeing for $8.4 million and a claim against ATR for approximately $1.0 million for delays on a super boost certificate. The incurrence of the additional financing costs to purchase these aircraft and the additional cost of retiring portions of our current fleet without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft and return of old aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 149 new aircraft into our fleet between 2016 and 2025 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

We may not be able to obtain the capital we need to finance our growth and modernization strategy.

We seek to implement our growth and modernization strategy by providing increased frequencies to markets where we believe demand for air travel exceeds availability of flights, replacing our existing fleet with a new fleet and expanding our cargo activities, among other capital-intensive initiatives. The majority of our aircraft are subject to favorable long-term operating leases or are financed on favorable terms. We may be unable to obtain similarly favorable financing for our new fleet. We intend to rely upon internally-generated cash from our operations and additional debt financing in the domestic and international capital markets to fund our growth and modernization strategy. There can be no assurance, however, that we will be able to generate sufficient cash flow from operations or obtain sufficient funds from external sources with favorable financing terms. Failure to generate sufficient cash flow or to obtain such financing could result in us paying higher financing rates or being unable to accept delivery of the new aircraft, which may result in defaults under our aircraft purchase contracts with Airbus, Boeing and ATR or in the delay or abandonment of some or all of our planned expenditures, which, in turn, could adversely affect our competitive position and our business, financial condition, results of operations, cash flows and prospects.

We have significant indebtedness and financing costs and expect to incur additional indebtedness and financing costs as we modernize our fleet and seek to grow our business.

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2015, we had $3,473.0 million of total debt outstanding. Our interest expense was $169.4 million in 2015. For the year ended December 31, 2015, our aircraft rental expense under aircraft operating leases aggregated $317.5 million, and our facility rental costs aggregated more than $29.8 million. In addition, we have entered into agreements to acquire up to 141 Airbus and eight Boeing to be delivered between 2016 and 2025. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did nto alter the total deliveries scheduled between 2016 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition. Avianca and Taca are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. See “Item 5. Operating and Financial Review and Prospects—Part F. Contractual Obligations” for information on the magnitude of such financial commitments.

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

We have recently experienced ratings downgrades.

Major rating agencies, including Fitch and Standard and Poor’s, have recently downgraded us, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished. This will likely make it more difficult for us to refinance our debt and may increase our interest expenses, which could damage our financial condition and results of operations. A default on any of our debt obligations would likely have a negative impact on the market value of the ADSs.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken in to account in evaluating our overall level of leverage and financial health. As of December 31, 2015, the balance of our aircraft off-balance sheet arrangements was $981.8 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet plan, many of which could be through operating leases.

Our existing debt and lease financing arrangements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.

Several of our financing arrangements and several aircraft leases contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt and make certain investments. Some of these covenants require that we comply with specified financial ratios and other financial and operating tests. Our access to certain borrowings under our financing arrangements is conditioned upon our compliance with minimum debt service coverage, capitalization ratios, cash levels and maximum leverage ratio. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

Complying with these covenants may cause us to take actions that make it more difficult to execute our business strategy successfully and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain loans.

We have in the past and may in the future fall out of compliance with financial covenants in our debt agreements. Currently, we are not in compliance with some of the financial covenants in our debt agreements. Although we have obtained waivers for these incidences of non-compliance currently and in the past, we cannot give any assurance that we will be able to obtain waivers for any future failures to meet financial covenants, or that our lenders will not declare defaults or accelerate the repayment of our debt as a result of such failures.

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

Because the average age of our operative fleet was approximately 6.2 years as of December 31, 2015, our fleet requires less maintenance now than it will in the future. As of December 31, 2015, our jet passenger operative fleet had an average age of approximately 5.7 years, our cargo fleet had an average age of approximately 18.2 years and our turboprop operative fleet had an average age of approximately 4.0 years. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

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

One of the elements of our business strategy is to save costs by operating a simplified fleet. As of December 31, 2015, of the 191 aircraft that comprised our total fleet (including seven aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, OceanAir, which conducts business under the trade name Avianca Brazil, and four inactive aircraft) 137 were Airbus. Our jet fleet also includes 12 Embraer aircraft, and we have also entered into agreements to acquire up to 15 Boeing 787 Dreamliners to implement our long-haul strategy. As of December 31, 2015, seven B787s have been received. We also completely replaced our regional turboprop fleet of Fokker 50s with new ATR72s. As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft.

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

Our operational growth depends on the airport infrastructure in our hubs at Bogotá’s El Dorado International Airport, Lima’s Jorge Chavez International Airport and El Salvador’s International Airport Monseñor Oscar Arnulfo Romero y Galdámez.

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During 2015, approximately 77% of our domestic flights and approximately 33% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. El Dorado International Airport currently faces significant traffic congestion due to the lack of capacity in flight and ground operations. IATA is currently providing advisory services to the Colombian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at El Dorado International Airport, but we cannot give any assurance that IATA’s solutions will in fact be implemented as planned, or that, if implemented, they will be successful in alleviating the current congestion.

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

The accelerated operational growth of El Dorado International Airport during the last years has allowed us a better use of the actual capacity. As a consequence, IATA changed the level of slot coordination for Bogotá from one to three starting on October 25, 2015. This classification is given to airports such as John F. Kennedy (New York), Narita, Changi, Charles-de-Gaulle, Frankfurt, Madrid Barajas and Mexico City international airports, among others, that meet the following conditions contained in IATA’s Woldwide Slot Guidelines:

•	“Demand for airport infrastructure significantly exceeds the airport’s capacity during the relevant period;”

•	“Expansion of airport infrastructure to meet demand is not possible in the short term;”

•	“Attempts to resolve the problem through voluntary schedule adjustments have failed or are ineffective;” and

•	“A process of slot allocation is required whereby it is necessary for all airlines and other aircraft operators to have a slot allocated by a coordinator in order to arrive or depart at the airport during the periods when slot allocation occurs.”

In June of 2014, we moved some of our domestic operations from Puente Aéreo domestic terminal to El Dorado International Airport in order to improve connectivity between our international and domestic flights. We implemented a second phase on October 26, 2014, and now operate 54% of our daily domestic flights from El Dorado International Airport. Although the new airport benefits our customer experience, a new operation scheme may also present challenges in coordination, planning and costs. The expansion plan of the El Dorado International Airport announced by the Colombian government seeks to increase the terminal capacity and size, improve its infrastructure, its process and customer service and its benefit operations by 2018. By the end of 2015, the new control tower infrastructure was finalized and operational tests began. We expect that in the first semester of 2016, the airport’s operation will be managed by the new control center using significant technology improvements. This expansion plan also includes: increase of operations per hour, implementation of new and more efficient navaids and flight procedures, high speed taxi ways, runway extensions, an addition of 27 new gates (for a total of 54 at the airport), more space for passenger terminals (such as areas related to customer service, new commercial and food court areas) and new VIP lounges. We may experience difficulties in our operations during this expansion process and we cannot assure that the expansion will be successful or be completed within the expected time frame.

Lima’s Jorge Chaves Airport is one of our three hubs, where we operate daily more than 50 national and international flights. One of the major operational risks we face on a daily basis in this airport is the limited number of parking positions. Currently, we operate 30% of our flights in remote parking positions, causing 20% of our delays. Additionally, the indoors infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls.

Lima Airport Partners (LAP), the concessionaire of Lima’s airport, plans to expand the airport’s capacity with a second runway, more parking positions and a new terminal for passengers. However, these expansion plans have been postponed for 2017 due to new decisions from the Peruvian government. Therefore, we expect that for the next few years, Lima’s airport’s capacity will remain as it is today, limiting our ability to grow and affecting our competitiveness in the country and in the region.

Furthermore, we operate more than 50 daily international flights at El Salvador International Airport. Our operational growth in this region depends on the airport’s infrastructure. Due to the growth in the number of flights in each of the banks, the operation in remote parking positions has increased, the gates capacity is more limited and the equipment for the security controls to special destinations are not enough to attend our passengers. These events could limit our ability to manage connections and operations according to our standards.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions. We are in the process of incorporating new information technology systems to improve our flight operations and integrate our legacy Avianca and Taca systems. Although we seek to implement our new flight operations systems during 2016, we cannot assure you we will be able to do so. Our incorporation of these new systems is intended to help us increase revenue, reduce costs, enhance customer satisfaction and increase operating efficiencies; however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly and often disproportionately to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods. Although global air freight growth was healthier in 2015 compared to 2014 (2.5% measured in revenues ton per kilometer), such trend was not the same in Latin America, where cargo traffic measured in RTKs decreased by 6.0%, and in North America it increased only by 0.4%. Several Latin American countries, in particular Argentina, Brazil and Venezuela, may continue to face economic challenges that may impact both import and exports of goods.

A competitive environment and excess capacity in most markets continuously puts pressure on yields. This situation may be worsened by continued low fuel prices which may cause increased capacity in certain routes by competitor airlines, adversely affecting yields and market share and therefore expected profitability.

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

During 2015, the continued depreciation of regional currencies compared to U.S. dollars has had a detrimental impact on the purchasing power of South American economies as well as a significant decrease on the import of goods and services.

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

Our business, financial condition and results of operations could be adversely affected if we fail to maintain the required governmental authorizations in the various jurisdictions where we operate. In order to maintain the necessary authorizations issued by the different civil aviation authorities in jurisdictions where we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the civil aviation authorities or other aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations.

We are also subject to international bilateral and multilateral air transport agreements that provide for the exchange of air traffic rights between the different countries, and we must obtain permission from applicable governments to provide service to international destinations. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

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

In addition, certain of the bilateral air transport agreements, including, among others, agreements of Colombia with Bolivia, Ecuador, Mexico, Peru, Panama, Chile, Argentina, the Dominican Republic, Cuba, the Netherlands and Costa Rica contain the requirement that our relevant operating subsidiaries must be incorporated and have their principal domicile, management, operations, technical maintenance and offices in certain designated countries. Also, all of the agreements negotiated by El Salvador (except for the agreements with Ecuador, Colombia, Emirates, Qatar and Chile) contain a clause that our airline in El Salvador (Taca International) remains substantially owned and effectively controlled by Salvadoran nationals. A substantial part of the agreements negotiated by Costa Rica also contain ownership and control requirements.

Other bilateral air transport agreements, including, among others, agreements with the United States and Brazil, contain requirements that we remain substantially owned and effectively controlled by a national governmental entity or its nationals. We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have different citizenships and are the beneficial owners of all of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, or if we fail to continue to have our corporate domicile, administrative headquarters, and our base of operations within each territory, we may no longer comply with the requirements of bilateral agreements and, as a result, our route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. A modification, suspension or revocation of one or more bilateral agreements and other permission from applicable foreign governments could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Part B. Business Overview—Regulation.”

As of December 31, 2015, approximately 70.7% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, and the U.S. Drug Enforcement Agency. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

Our reputation and financial condition would be harmed in the event of an accident or major incident involving our aircraft or aircraft of the types we use.

Between 1988 and 1993 Avianca had four serious accidents involving significant fatalities. More recently, in 2008, one of Taca’s aircraft had an accident involving five fatalities after landing in Tegucigalpa, Honduras. An accident or major incident in the future involving one of our aircraft could result in significant claims by injured passengers and/or relatives, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent removal from service.

We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance. The insurance coverage and conditions set forth in our liability insurance policies are in accordance with the practice for internationally recognized airlines and comply with the requirements of the aviation authorities in the countries we operate. However, if the insurance coverage is not sufficient to cover the potential liabilities incurred from a loss, we may suffer a significant financial impact as we would be liable for any amounts exceeding our insurance coverage. Our insurance premiums may also increase significantly due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause the public to perceive us as less safe or reliable than other airlines, which could materially and adversely affect our results of operations and business prospects. Our business would also be significantly harmed if the public were to avoid flying with us due to an adverse perception of an aircraft type, safety concerns or other problems, whether real or perceived, or in the event of an accident involving an aircraft of a type that we operate.

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

Some of our subsidiaries are currently defendants to several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. See “Item 8. Financial Information—Part A. Consolidated Statements and Other Financial Information—Litigation” and “Note 32—Provisions for legal claims” to our audited financial statements as of and for the year ended December 31, 2015.

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

Although it is uncertain when and if the ETS will be implemented, its effectiveness will depend on a potential consensus reached on ICAO’s discussion on global market-based measures, which will take place at the forecoming ICAO’s meeting to be held in the second half of 2016.

It is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future.

The EU also adopted the 2012 Energy Efficiency Directive (Directive 2012/27/EU) (“EED”) to improve its energy efficiency in order to achieve the objective of saving 20.0% of energy consumption by 2020. The EED sets a number of requirements that EU member states are required to implement into their national legal system by June 5, 2014. The application of the EED to air transport raises two main issues: (i) when combined or replaced by an energy tax, the energy efficiency target may result in the taxation of fuel used in air transport and (ii) airlines will have to comply with the energy audit requirements in the different jurisdictions, which sometimes may apply for the same flights. The United Kingdom has already implemented the EED requirements into its legislation and we have been exempted from said requirements in the United Kingdom. However, in the case of Spain, the EED requirements have not been implemented into their legislation yet, and therefore, we cannot assure you if we will be exempted from complying with these requirements once they have been implemented into their national legal system.

Similarly, the Catalunya region has implemented a tax on nitrogen oxide (nox tax) emissions for its flights to and from the Catalunya region. Through international associations such as IATA, we have been contesting such taxes. Unfortunately, such tax is currently in force and we are required to pay such tax under protest, reserving our right to argue our position through other legal means.

Currently, we operate three routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, EED and/or national taxes imposed, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states, we may be required to participate in some form of an international aircraft emissions program in the future. Costs associated with compliance with any international emissions program, including the ETS, EED and/or national taxes imposed, could be significant and require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states.

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

We rely on automated systems to operate our business, and any failure of such systems could harm our business. We are dependent on automated systems and technology to operate our business, enhance customer service and reduce operating costs. The performance and reliability of our automated systems and data center is critical to our ability to operate our business and compete effectively. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, engineering and maintenance systems, check-in kiosks, in-flight entertainment systems and our primary and secondary data centers. Our website and reservations system must be able to accommodate a high volume of traffic and deliver important flight information. These systems require upgrades or replacement periodically, which involve implementation and other operational risks. Our business may be harmed if we fail to operate, replace or upgrade our systems or data center infrastructure or contracted services successfully.

For some systems, we rely on the third party providers of automated systems and data center infrastructure as well as for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security and disaster recovery measures and change control procedures; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation.

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

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, operational and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In the countries in which we operate, there is a significant shortage of qualified pilots and maintenance technicians or other qualified personnel, and we have faced considerable turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher, we have to attract new people. Our business is also dependent on customer-service skilled employees, as we are focused on delivering superior customer experience, that skillset is a pre-requisite for all members of our Company.

Further, should the turnover of such employees (particularly pilots and maintenance technicians) increase, our training costs would be significantly higher. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that we need to continue our current operations or replace departing employees. We have dedicated recruiting teams focused on hiring new personnel, mainly for our hubs.

A failure to hire and retain such qualified employees at a reasonable cost could materially adversely affect our business, financial condition and results of operations.

Labor disputes may result in a material adverse effect on our results of operations.

Approximately 25% of our overall employees and 32% of our pilots belong to a labor union. There are currently fifteen unions covering our employees. Eight of these unions are in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers. We also have employees covered by one labor union in Argentina, two in Mexico and two in Peru.

On October 2013, we negotiated a new collective bargaining agreement with the Colombian Association of Civil Aviators (ACDAC), but we did not reach an agreement. The prior collective bargaining agreement with ACDAC expired on March 2013 and was automatically extended for a six month period according to Colombian regulations. Pursuant to a judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014. On April 2014, ACDAC requested arbitration to settle the collective dispute. On October 5, 2015, ACDAC withdrew the list of demands and therefore, withdrew from the arbitration tribunal.

On June 10, 2015, in compliance with a judiciary order from the Colombian Constitutional Court (T-069/2015), Avianca paid the contingency we had, to all members of ACDAC and ACAV.

We cannot predict the duration of any labor dispute with our unions or the terms of our future collective bargaining agreements, therefore we cannot accurately predict the impact of labor disputes on our financial results or operations.

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

As of December 31, 2015, we had 5,112 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we have been directly hiring all administrative personnel while continuing to use the cooperatives for services and maintenance personnel. Even though we believe we were and continue to be in compliance with applicable laws, individuals hired through cooperatives may potentially file claims against us in connection with alleged labor benefits earned during the time they were hired through the cooperatives. An adverse decision under these claims could force us to make substantial payments, which could adversely affect our financial condition.

If we are unable to continue to successfully attract passengers to, and make direct ticket sales on, our website, our sales and revenues would be negatively impacted.

Our direct e-commerce sales represented 18.4% of our passenger revenue in 2015 and the proportion of our sales through this channel has been growing in recent years. As a result, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online. Our direct online sales are particularly important to our business because they do not involve sales commissions paid to third parties.

In order to win shopper preference we may make significant capital expenditures related to our website. These will increase our expenses and there is no guarantee that these efforts will improve our online sales. If we are unable to process online sales, because of technological failures or cybersecurity attacks, it would damage our sales, revenues and potentially our reputation and customer relations.

We may not be able to maintain or grow our ancillary revenues.

Our business strategy includes expanding our portfolio of ancillary products and services. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket revenues could have a negative effect on our results of operations and financial condition.

If we are unable to protect our intellectual property rights, specifically our trademarks and service marks, our ability to compete could be negatively impacted.

We own the rights to certain trademarks and trade names used in connection with our business including “Avianca” and “LifeMiles.” We believe that our names, trademarks and other related intellectual property are important to the success of our business. We protect our intellectual property rights through a variety of methods, including, but not limited to, applying for and obtaining trademark protection in Colombia, Central America, the United States and certain other countries throughout the world in which we operate our business. Any violation of our intellectual property rights or refusal to grant record of such rights in foreign jurisdictions may result in having to devote our time and resources to protect these rights through litigation or otherwise, which could be expensive and time consuming. If we fail to protect our intellectual property rights for whatever reason, it could have an adverse impact on our operations and financial condition.

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca S.A.’s ability to pay dividends prior to December 31, 2016 unless certain covenants are satisfied. As of December 31, 2015, Avianca S.A. was not meeting the ratio necessary to pay dividends to us under its local bonds.

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

During 2013, 2014 and 2015, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 26.7%, 27.7% and 39.4% of our passenger revenue and approximately 58.0%, 59.9% and 60.5% of our revenue passengers. As a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are LATAM Airlines Group, VivaColombia, EasyFly and Satena. We may face significantly stronger domestic competition in the future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the Colombian domestic market. Our primary competitors in the Peruvian domestic market are LATAM Airlines Group, Star Peru, LC Peru and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeroméxico, Interjet, Jet Blue Airways, Spirit Airlines, Aerolineas Argentinas, VECA and VivaColombia. See “Item 4. Information on the Company—Part B. Business Overview—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. In December 2015, members of the Schengen community eliminated the Schengen Visa requirements (which permits free travel without immigration checks between participating European countries) for Colombian and Peruvian citizens, increasing the passenger traffic between these countries and therefore many European airlines entering into these markets are pressuring to reduce market fares, such as KLM, Air Europa, TAP, Alitalia, British Airways and Iberia. In response to this situation, we have increased our frequencies from three to five per week in the route Cali - Madrid and from four to seven in the route Bogotá - London. Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

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

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 31.4%, 30.4% and 24.3% respectively, of our operating expenses in the years ended December 31, 2013, 2014 and 2015. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility. If there are wide fluctuations in fuel costs in short periods of time, we cannot assure you that we will have enough time to adapt and respond to these scenarios.

Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Even though fuel prices decreased approximately 60% between June 2014 and June 2015, we are vulnerable to any future increases in fuel costs. We cannot assure you that fuel costs will not increase significantly above their current levels, similar to what occurred in 2010, when West Texas Intermediate, or WTI, crude prices, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, gradually increased and closed the year at approximately $91 per barrel and by the end of 2011, prices had reached approximately $99 per barrel. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to develop our corporate risk policy to protect against fuel prices volatility and due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. When fuel prices fall, we are typically exposed to losses on our hedge contracts, which can partially offset savings in fuel cost expense that we experience in our operations. However, the hedge contracts and agreements we use do not completely protect us against price volatility, are limited in volume and duration and may carry counterparty risk. Under the fuel hedge contracts we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if the price of crude oils falls below specified benchmarks. Meeting our obligations to fund these margin calls could adversely affect our liquidity. Similar to what happened by the end of 2014, WTI prices started to fall reaching average prices of $37.13 per barrel by the end of 2015. The average price of WTI on March 28, 2016 was $37.99. A decrease in fuel costs not only affects economies of countries where we operate, but also has a material adverse effect on our financial conditions and results, mainly because of the fuel hedges we previously negotiated.

Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which Terpel supplied us with approximately 90.4%, 97.7% and 97.6% of our fuel needs in Colombia for each of 2013, 2014 and 2015, respectively. During 2013, 2014 and 2015, respectively, it supplied approximately 36.8%, 41.0% and 43.4% of our total fuel consumption. In the event such arrangements were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, EasyFly, VECA and VivaColombia, the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. For example, in 2015, VivaColombia continued expanding its international operations with the new routes from Bogotá and Medellin to Miami. JetBlue Airways initiated operations between Bogotá and Fort Lauderdale, and Spirit Airlines, another U.S. low cost carrier, launched new routes between Houston, Texas and Central America. Low fuel costs have made it easier for these airlines to expand into our market.

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

It is likely that the different governments will continue to liberalize the current restrictions on international travel to and from each country, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations. For example, the joint business agreement entered into between LATAM Airlines Group, American Airlines and IAG (British Airways and Iberia) allows them to expand their airlines networks by adding frequencies and capacity to markets between South America, North America and Europe, where we operate. The implementation of these commercial agreements are subject to authorization by the applicable authorities in the different countries where the airlines party to these agreements operate, a process that may take between 12 to 18 months.

However, Colombia and Peru have an air transportation political position based on reciprocity, especially for fifth freedom rights, which means a liberalization on the services based on third and fourth freedom rights.

We face increased competition from certain airlines that have recently been restructured or emerged from bankruptcy and further consolidation of the Latin American airline industry may adversely affect our business and results of operations.

In recent years, a number of air carriers have sought to reorganize in bankruptcy. The successful completion of reorganizations could present us with competitors with significantly lower operating costs derived from favorable labor, supply and financing contracts renegotiated under the protection of the applicable bankruptcy laws. In addition, many air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us.

Further consolidation of the Latin American airline industry may increase competition in the markets we serve. For example, in 2015, three years after the merger between LAN Airlines and TAM, the group announced a single commercial brand named LATAM Airlines Group, which is the largest airline in Latin America in terms of fleet size, passengers carried, and destinations served. As a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

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

Following the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve. A substantial portion of the costs of these security measures is borne by the airlines and their passengers. Terrorist attacks against the airline industry have recently increased. On October 31, 2015, a Metrojet Airbus 321 was destroyed as a result of an in-flight explosion in a cargo hold. According to Egyptian authorities, the explosion was caused by an improvised explosive device placed by airport personnel in one of the cargo holds. On February 3, 2016, there was another explosion in a Daello Airlines flight climbing out of Mogadishu. Investigations suggest that the explosion was caused by explosives hidden in a laptop computer with the help of airport personnel. Security measures imposed by the U.S. and foreign governments not only after September 11, 2001, have increased our costs and may adversely affect us and our financial results, and additional measures taken in the future may result in similar adverse effects. Over the past six months, citing increased terrorist threats, the governments of Peru and El Salvador have ordered the airline to increase the number of security personnel in its operations.

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

During 2015, both Latin America and the Company faced two important epidemic viruses, Zika and Chikungunya. These viruses affected our customers’ decision to travel to areas with a high risk of infection. In addition, it was necessary to strengthen our fumigation and disinfection standards and procedures on aircrafts, that fly to and from airports that are located below 2,200 meters above sea level.

Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. See “Item 3. Key Information—Part D. Risk Factors—In our most recent fiscal year, we experienced a net loss and a decrease in revenues.” In the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

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

Our three main hubs are located in Colombia, El Salvador and Peru, we have focus markets in Costa Rica and Ecuador and we are organized under the laws of the Republic of Panama. Accordingly, our financial condition and results of operations are significantly dependent on the macroeconomic, social and political conditions prevailing in these countries and in the other jurisdictions in which we operate. As a result, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador, Costa Rica, Peru, Ecuador and Panama and/or the other jurisdictions where we operate may affect the overall business environment and may in turn impact our financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Colombia.

Our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the economic growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, impact our financial condition and results of operations.

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 2.4% of GDP in 2013 and 2.3% of GDP in 2014. According to the projections published in May 2015 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 3.0% of GDP for the year 2015. According to the latest information, during the third quarter of 2015, the fiscal deficit was approximately 1.0% of GDP. The

Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

We cannot assure you as to whether current stability in the Colombian economy will be sustained, given that, among other factors, there is still a high level of poverty in the country, which was 28.5% and 27.8% of the total population in 2014 and 2015, respectively, according to DANE. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

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

We also cannot predict the effects that such policies will have on the Colombian economy. Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or FARC, paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Since 2012, the Colombian government began peace process negotiations with FARC and recently announced that the final peace agreement, once approved by popular vote, may be signed in 2016. Nevertheless, despite these efforts, guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy and/or on us in the future. We cannot assure you that preventative measures we have taken will protect us, our customers, employees or assets from violence or other actions that are detrimental to us.

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

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. In 2014, the poverty level was 31.8% of the total population. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure you that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

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

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty, which according to the latest available data provided by Peru’s National Center of Statistics and Informatics, or INEC, was 22.7% of the total population in 2014, and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

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

Moreover, although Peru’s current president, Ollanta Humala, has substantially maintained the moderate economic policies that sustained and fostered economic growth, while controlling the inflation rate at historically low levels, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations. The first round of general elections was held on April 9, 2016. The new President will be elected for a five-year term and hopefully will maintain moderate economic policies. Since 1990, Peruvian Presidents have maintained business-friendly and open-market economic policies to stimulate economic growth.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. In 2015, Costa Rica faced a poverty level estimated at 21.7%, sizeable internal and external deficits resulting in high inflation, and an outdated tax system. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries.

In addition, fiscal reforms are needed to stop or lower the fiscal deficit. However, such reforms have not yet been approved by the Costa Rican government. This situation could lead to a more negative economic outlook in the medium-term future and at the same time, there are no political agreements to remedy this situation.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 22.0% and 23.3% in 2014 and 2015, repectively, according to the National Center of Statistics, or ECU. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future. The decline of oil prices in 2014 and 2015 may also prove to have a significant impact on the Ecuadorian economy.

Due to the decline in fuel prices, the government’s income has decreased approximately 25%, putting a lot of pressure on the national budget and the country’s investments, since government expenditure accounts for 62% of it. Ecuadorian exports have also lost competitiveness due to currency depreciation among its neighbors. In a dollarized economy, most of the adjustments are coming from raising unemployment levels, which also affects consumption and demand in general. All of the foregoing has led the government to enact new regulations, changing the prior legal framework, which in turn, has increased uncertainty.

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

We recently recognized a significant loss related to cash balances in Venezuela and we still have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.

For the year ended December 31, 2015, we recognized a loss of $234.0 million related to exchange rates in Venezuela. The cause for this was changing the applicable exchange rate from the SICAD, which is used for essential goods, to Marginal Currency System, or SIMADI, which is the general market rate exchange. The determination to reflect the outstanding cash balances at the less favorable SIMADI rate was made due to the fact that the Venezuelan government has not been making repatriations at the official SICAD rate and we therefore do not believe that rate will be applied to our existing cash balances in Venezuela. As of December 31, 2014, the applicable exchange rate for the SICAD was 6.30 VEF to US$1. As of December 31, 2015, the applicable exchange rate for the SIMADI was 198.7 VEF to US$1.

Political and economic conditions in Venezuela continue to be uncertain, and restrictions for the remittance of funds have not been removed. Consequently, as of December 31, 2015, the carrying amount of cash balances held in Venezuela (after the devaluation described above) of $7.7 million was classified as follows: $417 thousand as cash and cash equivalents, which is expected to be used over the next three months as part of the normal operations in Venezuela; $698 thousand as short-term restricted cash, which is expected to be used in the following nine months; and, $6.5 million as long-term restricted cash, which we expect to use during the following 12 months. As of December 31, 2015, available-for-sale securities represented $0.7 million and the available cash in Venezuela represented 0.0% of our total cash and cash equivalents. For the years ended December 31, 2013 and 2014, we had incurred losses of $46.0 and $36.9 million, respectively, as a result of the devaluation of the official exchange rates applicable for the Venezuelan bolivares during said periods.

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

In 2015, our operation experienced a significant increase in the amount of flight cancellations due to volcanic ash emissions. During that year, we cancelled 443 flights due to the activity from the volcanos Ruiz (Colombia), Cotopaxi (Ecuador), Fuego (Guatemala) and Turrialba (Costa Rica).

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

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenues generated from a source outside Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign sourced income. Currently Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Nevertheless, we cannot assure you that Panamanian and Colombian tax laws or tax laws in other countries where we operate will not change or may be interpreted differently by authorities as a result of the implementation of IFRS, and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

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

In 2015, approximately 64.2% of our costs and expenses and 68.0% of our revenues were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate adversely affected our business in 2015 and could adversely affect our business, financial condition and results of operations in the future. In particular, during times when our non-U.S. dollar-denominated revenues exceed our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $23.5 million foreign exchange gain in 2013 was principally the result of the depreciation of the Colombian peso against the U.S. dollar in 2013, our $10.3 million currency exchange gain in 2014 was principally the result of the depreciation of the Colombian peso against the U.S dollar, coupled with the depreciation of the Brazilian real and Argentinian peso in which we also maintain active positions against the U.S. dollar, in 2014, and our $177.5 million currency exchange loss in 2015 was principally the result of the write-off of $236.7 million related to the devaluation of our cash in Venezuela, partially offset by the 31.6% depreciation of the Colombian peso against the U.S. The carrying amount of cash balances held in Venezuela is $7.7 million, classified in cash and cash equivalents and short-term and long-term restricted cash. We also have a significant cash balance in bolivares, which currency is currently subject to Venezuelan exchange controls. See “—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.” Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2015, we had approximately $922.0 million in aggregate principal amount of variable-rate debt.

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

We and our controlling shareholders, Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives Synergy and Kingsland veto power over most significant strategic and operating transactions. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.” As of March 31, 2016, Synergy’s investment in us is approximately 78.1% of our common shares and approximately 51.5% of our total outstanding shares and Kingsland’s investment in us is approximately 21.9% of our common shares and approximately 14.5% of our total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operating transactions including, among others:

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

As a result of the foregoing veto rights, as well as the Synergy Purchase Right and Kingsland Tag-along Right (see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement”), Synergy and Kingsland have the ability to prevent us from taking strategic and other actions that may be in your best interests, including strategic transactions that might enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in our ADSs. Mr. José Efromovich, who together with his brother Germán Efromovich indirectly control Synergy, controls OceanAir, which operates under the trade name Avianca Brazil and provides passenger services primarily in the Brazilian market. In addition, Mr. Robert Kriete is a Director of Volaris, a growing Mexican airline that provides passenger service to markets including North America. We cannot predict the extent to which we may compete with OceanAir or Volaris in the future in Brazil, Mexico and elsewhere, and as a result cannot assure you that the interests of Synergy and

Kingsland will be aligned with those of the holders of the ADSs and cannot give you any assurance that Synergy and Kingsland will exercise their respective rights under the Joint Action Agreement in a manner that is favorable to your interests as a holder of ADSs.

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

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in this Annual Report on Form 20-F for the year ending December 31, 2015. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

In the recent past we identified material weaknesses in our internal controls over financial reporting, and if we have additional material weaknesses and fail to achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of the ADSs.

In connection with the evaluation of our disclosure controls and procedures, we identified material weaknesses in our internal control over financial reporting as of December 31, 2014. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statement will not be prevented or detected on a timely basis. The material weaknesses identified related to our IT general controls and financial statement close process was that our disclosure controls and procedures were not effective as a result of the implementation of our new enterprise resource planning (ERP) platform.

While we believe those material weaknesses have been remediated, any failure to implement and maintain effective controls over our financial reporting, or difficulties encountered in the implementation of these controls, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, or cause us to fail to meet our reporting obligations under applicable securities laws. Any failure to maintain effective internal controls could result in our incurring substantial liability for not having met our legal obligation and could also make it more difficult for us to obtain additional financing on favorable terms or cause investors to lose confidence in our reported financial information, which could have a material adverse impact on our business and the trading price of the ADSs.

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

We are organized under the laws of Panama, and our principal place of business (domicilio social) is in Panamá City, Panamá. All of our directors, officers and controlling persons reside outside of the United States. In addition, substantially all our assets are located outside of the United States. As a result, it may be difficult for holders of ADSs to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Panamanian and Colombian counsel, there is doubt as to the enforceability against such persons in Panama and Colombia, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

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

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering we sold 100,000,000 preferred shares for COP500,000 million (approximately $279 million as of such date).

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

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and currently enjoys exclusive rights to use it for domestic routes in Colombia until Operadora Aeroportuaria Internacional, or OPAIN, provides Avianca the necessary space to have its domestic and international operations integrated under one terminal. In 2004, our current controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in November 2010 acquired Aerogal, an Ecuadorian airline, which currently is a direct subsidiary of Avianca Holdings S.A.

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

Our authorized agent in the U.S., Avianca, Inc., is located at 122 East 42nd Street, Suite 2525, New York, NY 10168.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts. For the years ended December 31, 2015, 2014 and 2013, we invested $220.9 million, $169.3 million, and $320.3 million, respectively, in advance payments on aircraft purchase contracts and $156.7 million, $130.3 million, and $264.7 million, respectively, in acquisition of property and equipment, which primarily consisted of aircraft and engines.

B.	Business Overview

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2015, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,700 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2015, we transported approximately 28.2 million passengers and 540,000 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 14.9% from $3,794.4 million in 2011 to $4,361.3 million in 2015, and our consolidated operating profit increased 8.1% from $202.4 million for the year ended December 31, 2011 to $218.8 million in 2015. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 34.3% and 38.3%, respectively, from 2011 to 2015 and during the same period our load factor increased from 79.6% to 79.7%.

As of December 31, 2015, we operated a modern fleet of 180 aircraft (141 jet passenger aircraft, 28 turboprop passenger aircraft and 11 cargo aircraft), mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between 2016 and 2025 of 141 new Airbus aircraft and eight Boeing 787 Dreamliners. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2016 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition.

We provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 6.5 million members as of December 31, 2015. In August 2015, we sold a 30.0% stake in LifeMiles to Advent International (“Advent”) for $343.7 million. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We retain a 70.0% ownership stake in LifeMiles. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 34.0% of our outstanding capital stock is represented by our non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares listed on the New York Stock Exchange as a result of our international initial public offering in November 2013. Approximately 78.1% of our voting common shares are owned by Synergy Aerospace Corp., a corporation indirectly controlled by the Efromovich family, and approximately 21.9% of our voting common shares are owned by Kingsland Holdings Limited, a corporation controlled by the Kriete family.

Our Strengths

We believe that our most important business strengths include the following:

•	A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 148.5 million inhabitants (excluding Panama) as of December 31, 2015 and what we believe to be dynamic and growing economies. Our passengers carried increased 6.6% in 2013, 6.5% in 2014 and 7.9% in 2015. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and grow from a position of strength.

•	A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified our service standards to strive for “Excelencia Latina” (Latin Excellence), the ideal we set for our service goals. In 2013, we were recognized as the “Best Airline in South/Latin America 2013” (Business Traveler Magazine “Best of the Best 2013” Awards) and the “Best Airline Staff Service South America” (Skytrax World Airline Awards 2013). In 2014, we were recognized as the “Best Airline Staff Service Central America and the Caribbean” (Skytrax World Airline Awards 2014), the “e-commerce Leader in the Colombian Tourism Industry” (Colombia e-commerce Award 2014) and the “Leader in Electronic Commerce in the category of Tourism in Latin America” (Latin American e-commerce Award). Beginning in May 2013, Avianca became our sole, unified brand for all of our operations.

•	A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru, Ecuador and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2015 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•	One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of approximately 5.7 years as of December 31, 2015. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•	World-class loyalty program. Launched in March 2011, LifeMiles, the consolidation of AviancaPlus and Distancia, has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. As of December 31, 2015, LifeMiles has more than 6.5 million members. In March 2013, LifeMiles won its first Freddie Award for Best Redemption Ability in the Americas, just two years after the program was launched. In 2014, LifeMiles won two more Freddie Awards (Best Redemption Ability in the Americas, Best FFP Promotion in the Americas). In 2015, the program won another two Freddie awards: the “Best Promotion in the Americas” award and the “Up and Coming Program of the Year in the Americas” award. The program has more than 200 commercial partners and continues developing new partnerships with banks, hotel chains, car rental companies, retailers and other airlines.

•	Diversified business. Each year, we continue to expand our business units to complement our passenger transport business. Through targeted investments, the company offers specialized courier and cargo services, personnel training, aircraft maintenance and tourism products which have increased revenue sources.

•	Experienced senior management team with strong track record. Our senior management team has significant industry knowledge and a demonstrated ability to acquire and integrate businesses successfully. In addition, we believe our incentive programs align our management team with our strategic objectives and can contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to leverage our leadership position to take advantage of opportunities for profitable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. Key elements of our business strategy include the following:

•	Enhance customer loyalty through seeking to provide superior customer service and a culture of “Excelencia Latina.” Seeking to provide superior customer service is a cornerstone of our passenger and cargo business, and we seek to create a culture that delivers “Excelencia Latina” (Latin Excellence). We believe our culture of Excelencia Latina can differentiate us from our competitors by combining high-quality operating performance with a warm, Latin American service culture that we believe caters to the tastes of Latin American passengers. Our strategy is based on selecting, training and rewarding dedicated personnel, establishing a solid operational and technological platform to provide high-quality operations, and delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•	Focus on achieving further synergies from the Avianca-Taca combination to increase revenues and to implement initiatives to reduce costs. After the combination of Avianca and Taca in February 2010, we focused initially on the commercial integration of our combined network and grew significantly in terms of passengers carried and operating revenues. As we continue with the second phase of our post-combination integration, we believe there is still potential to achieve further revenue growth from the consolidation of our operations and improvement of our revenue management practices. We are currently seeking to achieve cost synergies by optimizing our administrative and operational procedures, in particular, procedures related to fleet management, consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. In addition, we continue to develop several projects to unify our IT platforms in finance, maintenance, operations and customer service.

•	Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We also continue to expand and grow our presence in the region with domestic and international destinations routes through our Bogotá and Lima hubs, as well as by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub. However, our growth has to be aligned with the macroeconomic environment, demand and other factors related to our home markets in order to maintain our profitability. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•	Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue and profit. We believe we have been successful in increasing our footprint in the cargo business in Latin American markets by optimizing our freighter schedules in spite of market imbalances, by maximizing the belly utilization in our passenger fleet, and through the continuous analysis of opportunities for growth in strategic markets. We have also strengthened our strategic alliances, starting in 2014 with the acquisition of an ownership interest of 25.0 % of the voting rights and 92.7% of the economic rights of Aero Transporte de Carga Unión, S.A. de C.V., or Aerounion, a Mexican cargo company. We also entered into a commercial agreement with our affiliate OceanAir Linhas Aereas S.A. and entered into a commercial agreement with Etihad Cargo on a freighter service between Milan/Amsterdam and Bogota. During 2015, regional expansion projects and strategic alliances were crucial to compensate the market contraction that Latin America is currently going through. Despite this market contraction, Avianca Cargo, the trademark we use to identify our international cargo services, had an approximately 17.3% growth in transported tons of cargo. Our diversification and strategic alliances have allowed us to offer new routes and services, such as shipping flower cargo to the west coast of the United States, entering into the perishable market to Amsterdam and increasing traffic to Europe and Asia from our Bogotá hub.

•

Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. Our majority-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles and loyalty services to program members and about 200 commercial partners. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding products and partnerships and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines. In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We retain a 70.0% ownership stake in LifeMiles.

Airline Operations

Our operating revenues are comprised of passenger revenue, cargo and courier revenue and related revenue activities. Passenger revenue consists primarily of ticket sales and redemption of rewards under our LifeMiles loyalty program. Cargo and courier revenue consists primarily of services designed for the air transportation of goods, on an airport to airport basis and other complementary services. In addition, cargo and courier revenues include revenues derived from shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Related activities consist primarily of sales of LifeMiles program rewards to banks for use in credit card reward programs (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities. Moreover, we are implementing initiatives to increase ancillary revenues, through special services such as empty chair, unaccompanied minors, lounge pass day and others.

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

Passenger operations

Our passenger revenues represented 83.8%, 82.1% and 79.3% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Domestic

Domestic revenue accounted for approximately 26.7%, 27.7% and 39.4% of our total passenger revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

Our Colombian domestic passenger revenue accounted for approximately 87.6%, 88.2% and 86.6% of our total domestic passenger revenue for the years ended December 31, 2013, 2014 and 2015, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2015, approximately 63% of our domestic passengers regard Bogotá as their destination or origination point, 27% of our domestic passengers pass through Bogotá in transit to other points on our domestic route network and the remaining 10% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 7.9%, 7.0% and 8.2% of our total domestic passenger revenue for the years ended December 31, 2013, 2014 and 2015, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly approximately 15 daily frequencies to six domestic destinations. During the years ended December 31, 2014 and 2015, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 13.0% and 12.7%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 4.5%, 4.7% and 5.1% of our total domestic passenger revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

International

International revenue accounted for approximately 73.3%, 72.3% and 60.6% of our total passenger revenue for the years ended December 31, 2013, 2014 and 2015.

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

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 0.2%, 0.8% and 1.5% of our total passenger revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

Cargo and other

Our cargo business operates in most of the route network of our passenger airline business, using the belly capacity of our passenger fleet, and also by freighter-only operations. Our passenger airline business includes more than 100 destinations to which we can transport cargo in the bellies of our passenger aircraft. In addition, we operate in four more destinations exclusively for cargo. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. We may also strengthen our destination offerings through interline agreements.

During 2015, our cargo capacity in terms of ATKs increased 18.8%. Our RTKs grew 14.1% from 2014 to 2015. This resulted in a 2.4 percentage points decrease in our cargo load factor, from 61.0% in 2014 to 58.5% in 2015. This performance was much stronger than general market growth. For example, RTKs in Latin America decreased 6.0% and RTKs in North America only grew 0.4%. Our performance reflects our strategy of belly maximization, freighter schedule optimization and strategic market growth.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31,(1)
	2015	2014	2013
Total ATKs (millions)	2,152	1,810	1,538
Total RTKs (millions)	1,259	1,104	867
Weight of cargo carried (thousands of tons)	540	461	375
Total cargo yield (cargo revenues/RTKs, in $)	0.44	0.44	0.49
Total cargo load factor (%)	58.5%	61.0%	56.4%

(1)	Information regarding ATKs, RTKs and cargo tons does not include domestic Ecuador and includes Aerounion since October 22, 2014.

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

During 2015, Avianca Cargo considerably increased its footprint in Miami and Colombia. In Miami, Avianca Cargo as a group ranked in the top two airlines to carry international freight in/out of Miami, with a 6.6% increase in 2015 versus 2014. In Colombia, Avianca Cargo represented the strongest growth in gross tons, with an 8.4% growth in 2015 versus 2014, validating it as Colombia’s largest cargo carrier in gross tons.

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

Our courier revenues represented 1.7%, 1.6% and 1.5% of our total revenues for the years ending December 31, 2013, 2014 and 2015, respectively.

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

Other revenues accounted for approximately 5.3%, 5.9% and 6.4% of our total revenue for the years ending December 31, 2013, 2014 and 2015, respectively.

Route Network and Schedules

Through our network, we operate more than 800 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to more than 100 destinations worldwide through code-sharing arrangements with Aeroméxico, OceanAir, Air Canada, COPA, Iberia, Lufthansa, Satena, Sky Airline, Turkish Airlines and United Airlines. Additionally, by joining Star Alliance in 2012, we increased the reach of our frequent flyer program, granting access to our clients to more than 1,300 airports in 192 countries and more than 1,000 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 28 Star Alliance carrier members.

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

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2015	2014	2013
Domestic Colombia	25.4%	27.9%	26.1%
Domestic Ecuador	1.5%	1.5%	1.3%
Domestic Peru	2.4%	2.2%	2.4%
Central America & Caribbean (non-regional)	8.0%	7.1%	7.1%
Intra Home Markets(1)	10.7%	10.1%	9.7%
Europe	11.2%	9.8%	8.7%
North America(2)	25.0%	24.7%	24.9%
South America	15.6%	16.6%	19.7%
Regional Central America	0.3%	0.2%	0.2%

	Year Ended December 31,
Region	2015	2014	2013
Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2015		2014		2013
Domestic Colombia	14,711,396	53.7%	13,198,917	52.0%	12,028,242	50.1%
Domestic Ecuador	622,698	2.3%	831,481	3.3%	707,545	2.9%
Domestic Peru	1,241,697	4.5%	1,173,258	4.6%	1,188,803	4.9%
Central America & Caribbean (non-regional)	2,240,290	8.2%	2,070,371	8.2%	1,988,961	8.3%
Intra Home Markets(1)	2,137,186	7.8%	2,008,145	7.9%	1,912,645	8.0%
Europe	679,922	2.5%	543,222	2.1%	509,538	2.1%
North America(2)	3,564,321	13.0%	3,550,738	14.0%	3,414,358	14.2%
South America	1,970,240	7.2%	1,843,825	7.3%	2,115,779	8.8%
Regional Central America	210,654	0.8%	161,585	0.6%	156,382	0.7%

Total	27,378,404	100.0%	25,381,542	100.0%	24,022,253	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs (in millions) in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2015		2014		2013
Domestic Colombia	8,182	18.4%	7,309	17.8%	6,472	16.7%
Domestic Ecuador	491	1.1%	563	1.4%	576	1.5%
Domestic Peru	1,050	2.4%	947	2.3%	1,012	2.6%
Central America & Caribbean (non-regional)	2,737	6.1%	2,491	6.1%	2,262	5.8%
Intra Home Markets(1)	4,670	10.5%	4,432	10.8%	4,176	10.8%
Europe	6,654	14.9%	5,169	12.6%	4,753	12.2%
North America(2)	12,983	29.2%	12,885	31.4%	11,973	30.8%
South America	7,670	17.2%	7,204	17.5%	7,539	19.4%
Regional Central America	76	0.2%	51	0.1%	51	0.1%

Total	44,513	100.0%	41,052	100.0%	38,814	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2015, through our Bogotá hub, we operated approximately 3,280 weekly scheduled flights to 23 different destinations in Colombia, seven in North America, nine in South America, 12 in Central America and the Caribbean and three in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Armenia	96	418,136	313,655	253,419
Barrancabermeja	50	119,739	157,674	156,620
Barranquilla	219	1,327,528	1,145,315	1,078,734
Bucaramanga	153	926,242	868,739	773,768
Cali	344	2,031,542	1,868,658	1,674,123
Cartagena	254	1,470,733	1,343,484	1,330,224
Cucuta	127	718,220	620,997	499,366
El Yopal	42	81,490	72,387	60,687
Florencia	14	31,603	37,019	27,615
Ibagué	52	116,183	108,700	92,228
Leticia	14	78,806	64,356	6,861
Manizales	94	184,234	177,123	165,366
Medellín	378	2,091,983	2,051,847	1,882,346
Montería	56	297,729	276,759	270,583
Neiva	94	222,758	184,585	209,548
Pasto	54	234,241	184,712	175,720
Pereira	146	885,286	730,471	652,687
Popayán	40	94,687	91,468	79,066
Riohacha	28	131,451	130,675	99,782
San Andrés	56	363,351	276,771	255,299
Santa Marta	136	781,694	625,936	563,797
Valledupar	42	254,015	238,448	209,419
Villavicencio	28	58,818	26,471	—

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3) (4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Aruba (Oranjestad)	14	79,416	80,814	79,031
Barcelona	14	151,403	91,963	88,372
Bridgetown	4	587	—	—
Buenos Aires	8	91,249	91,015	93,929
Cancún	28	153,866	116,001	24,491
Caracas	30	205,100	148,136	310,664
Curaçao (Willemstad)	14	55,131	55,103	54,257
Fort Lauderdale	14	87,492	88,573	88,279
Guatemala City	14	47,566	30,809	5,434
Guayaquil	42	215,864	199,814	185,214
Havana	14	58,744	41,782	38,366
La Paz	14	70,756	59,239	56,080
Lima	70	476,793	432,760	436,622
London	14	104,640	39,516	—
Los Angeles	8	37,953	—	—
Madrid	28	300,977	304,744	276,872
Mexico City	42	286,713	276,107	259,168

		Number of Passengers Carried(3) (4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Miami	44	326,422	302,581	310,160
New York	33	225,145	219,587	238,878
Orlando	16	90,115	79,456	71,762
Panama City	40	223,788	204,684	183,296
Punta Cana	20	93,277	78,704	60,523
Quito	58	326,670	307,594	304,560
Rio de Janeiro	14	74,962	80,282	69,151
San José	28	129,478	118,550	109,464
San Juan	10	43,811	30,252	11,010
San Salvador	36	169,024	173,716	138,495
Santiago	28	229,827	176,199	153,778
Santo Domingo	22	91,886	68,728	67,848
São Paulo	28	260,805	258,600	236,396
Washington	14	71,002	71,030	74,006

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.
(4)	During 2014, we carried 11,653 passengers between Bogotá and Valencia, Venezuela. During 2015 we did not service this route.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2015, through our San Salvador hub, we operated approximately 629 weekly scheduled flights to 11 destinations in North America, five in South America, 10 in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3) (4) (5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Belize City	12	36,244	36,516	36,617
Cali	14	41,887	41,870	30,641
Cancún	14	77,271	73,331	78,067
Chicago	10	49,096	59,924	12,875
Dallas	10	37,264	43,808	45,540
Guatemala City	48	233,037	233,990	223,968
Guayaquil	14	59,923	54,429	40,679
Havana	14	58,291	62,313	41,793
Houston	14	51,066	53,512	53,197
Liberia	8	6,982	6,903	8,234
Lima	28	191,033	171,019	162,119
Los Angeles	46	336,971	342,781	306,507
Managua	46	175,734	160,196	160,796
Medellín	14	48,673	45,634	32,507
Mexico City	28	115,424	110,333	75,552
Miami	14	80,654	109,721	94,180
New York	28	177,097	172,659	173,151
Panama City	22	76,394	76,413	69,005
Quito	14	64,209	67,780	53,001
Roatán	14	27,646	21,413	16,675
San Francisco	28	130,269	117,845	125,129
San José	59	265,256	248,530	248,555
San Pedro Sula	42	144,940	137,323	138,925
Tegucigalpa	42	125,959	118,831	106,743
Toronto	14	79,986	83,485	85,141
Washington	32	218,904	241,374	208,232

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.
(4)	During 2014, we carried 19,451 passengers between San Salvador and Orlando, Florida in the United States. During 2015, we did not service this route.
(5)	During 2014, we carried 54,337 passengers between San Salvador and Newark, in the United States. During 2015, we carried 5,128 passengers on this route, which ended operations on January 31, 2015.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2015, through our Lima hub, we operated approximately 476 weekly scheduled flights to six destinations in Peru, three in North America, 14 in South America and three in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3) (4)(5)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Arequipa	28	162,936	160,357	164,444
Cuzco	70	401,524	382,184	451,579
Iquitos	14	78,366	46,098	—
Juliaca	28	158,642	88,940	81,123
Piura	28	151,959	155,066	143,304
Trujillo	28	124,223	121,062	104,605

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2014, we carried 51,655 passengers between Lima and Tarapoto, Peru. During 2015, we did not service this route.
(5)	During 2014, we carried 77,921 passengers between Lima and Chiclayo, Peru. During 2015, we carried 63,987 passengers on this route, before ending its operation on October 16, 2015.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)(4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Asunción	14	51,428	48,607	46,990
Buenos Aires	28	265,711	271,989	268,078
Cali	14	52,803	45,424	25,150
Cancún	6	12,200	—	—
Caracas	14	91,671	78,269	146,327
Guayaquil	14	69,445	69,835	52,925
Havana	10	55,715	52,754	48,856
La Paz	14	68,468	69,861	67,327
Medellín	14	59,270	62,719	28,842
Mexico City	14	70,767	64,121	44,997
Miami	14	142,823	141,192	111,989
Montevideo	14	92,143	89,716	90,226
Porto Alegre	14	62,991	64,633	30,325
Punta Cana	12	50,895	—	—
Quito	14	74,016	84,156	111,640
Rio de Janeiro	14	87,579	89,435	84,731
Santa Cruz	14	69,779	63,716	57,813
Santiago	14	117,791	118,853	119,694
São Paulo	14	126,722	113,518	117,547
San José	14	71,516	68,581	103,282

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2014, we carried 40,940 passengers between Lima and Santo Domingo, in the Dominican Republic. During 2015, we did not service this route.

Network and schedule from San José

As of December 31, 2015, through our network in San José, we operated approximately 101 weekly scheduled flights to one destination in South America, and four in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in South America and Central America and currently provides scheduled service to the following destinations:

		Number of Passengers Carried(3)(4)(5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Guatemala City	28	99,497	120,759	117,731
Managua	14	22,886	15,503	20,930
Panama City	42	122,383	57,599	50,776
San Andrés	6	3,505	—	—
Tegucigalpa	11	18,087	13,300	15,836

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.
(4)	During 2014, we carried 9,797 passengers between San José and Caracas, Venezuela, 2,247 passengers between San José and Miami, Florida in the United States, and 11,860 passengers between San José and San Pedro Sula, Honduras, respectively. During 2015, we did not service these routes.
(5)	During 2014, we carried 51,498 passengers between San José and México City, in México. During 2015, we carried 4,493 passengers on this route, before ending its operation on January 31, 2015.

Domestic network and schedule in Ecuador

We operate approximately 156 weekly scheduled domestic flights to six destinations in Ecuador, through our subsidiary Aerogal.

We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Quito—Baltra	14	21,087	13,866	17,739
Quito—Guayaquil	70	306,559	399,835	310,741
Quito—Manta	24	94,364	110,518	92,134
Quito—El Coca	10	28,016	47,787	49,141
Guayaquil—Baltra	20	104,391	114,234	113,008
Guayaquil—San Cristobal	18	66,576	71,766	68,933

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 73,443 passengers between Quito and Cuenca. During 2015, we carried 878 passengers on this route, before ending its operation on January 14, 2015.

Regional operation and schedule in Central America

We operate approximately 810 weekly scheduled domestic flights to 16 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras).

Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)(4)(5)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Golfito—Puerto Jimenez	14	3,052	—	—
San José—Drake Bay	53	6,253	5,334	4,447
San José—Golfito	68	9,914	9,922	9,006
San José—La Fortuna	28	1,645	—	—
San José—Liberia	47	11,967	10,399	6,912
San José—Palmar Sur	14	3,145	2,614	2,407
San José—Puerto Jimenez	147	16,603	14,344	11,706
San José—Puerto Limón	14	1,600	—	—
San José—Quepos	108	18,064	18,752	17,132
San José—Tamarindo	41	6,897	3,238	4,764
San José—Tambor	142	21,943	19,948	17,174
San José – Tortuquero	19	1,860	—	—
San Pedro Sula—Roatán	13	20,669	14,191	16,921
San Pedro Sula—Tegucigalpa	27	42,329	32,839	37,540
Tamarindo – Liberia	37	3,141	—	—
Tortuquero—Puerto Limón	13	1,104	—	—

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 8,964 passengers between Tegucigalpa and Roatán, Honduras. During 2015 we did not service this route.
(5)	During 2014, we carried 7,039 passengers between Tegucigalpa and La Ceiba, Honduras. During 2015, we carried 1,624 passengers on this route, until April 8, 2015, when we ended its operation.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Cali—Barranquilla	28	138,431	102,266	96,266
Cali—Cartagena	28	143,834	110,803	106,317
Cali—Pasto	14	35,534	37,110	30,019
Cali—Tumaco	28	78,964	71,021	61,473
Cartagena—Pereira	6	28,584	14.063	—
Cuzco—Puerto Maldonado	14	59,874	63,444	64,838
Medellín—Barranquilla	42	247,342	213,781	193,566
Medellín—Bucaramanga	11	55,347	56,634	33,968
Medellín—Cali	110	444,723	400,187	380,002
Medellín—Cartagena	70	425,499	430,412	444,259
Medellín—Cucuta	13	58,152	45,836	54,933
Medellín—Santa Marta	18	112,869	116,763	108,867

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.

(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 26,326 passengers between Cuzco and Arequipa, Perú. During 2015, we carried 39,917 passengers on this route, until October 16, 2015, when we ended its operation.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Barranquilla—Miami	14	74,809	74,946	78,458
Cali—Guayaquil	10	35,261	29,772	33,443
Cali—Madrid	10	81,029	64,349	99,859
Cali—Miami	14	83,224	80,354	80,739
Cartagena—Miami	14	68,313	63,597	64,963
Cartagena—New York	6	29,172	13,976	—
Guatemala City—Flores	28	51,328	48,772	43,947
Guatemala City—Los Angeles	14	92,814	96,299	102,064
Guatemala City—Managua	16	22,036	—	—
Guatemala City—Miami	6	24,262	22,318	37,816
Guatemala City—San Pedro Sula	14	15,080	13,643	14,000
Guatemala City—Tegucigalpa	11	19,451	21,635	22,547
Managua—Miami	24	100,210	86,898	95,689
Medellín—Madrid	4	41,096	42,486	44,430
Medellín—Miami	14	81,734	78,881	85,306
Medellín—New York	20	57,391	55,487	53,056
San Pedro Sula—Miami	14	55,711	57,787	55,229
San Pedro Sula—New York	4	22,797	20,777	25,970

(1)	Reflects destinations served as of December 31, 2015.
(2)	Departures and arrivals for the week ended December 31, 2015.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

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

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2016, Star Alliance carriers served 1,330 airports in 192 countries with over 18,500 daily flights. Current Star Alliance members are, in addition to us, Adria Airways, Aegean Airlines, Air Canada, Air China, Air India, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, EGYPTAIR, Ethiopian Airlines, EVA Air, LOT Polish Airlines, Lufthansa, Oceanair Linhas Aereas, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAP Portugal, THAI Airways International, Turkish Airlines and United Airlines. On February 14, 2013, US Airways announced an agreement to merge with AMR Corporation and its intent to exit Star Alliance as a result of such merger. That same year, TAM Linhas Aereas announced its merger with LAN Airlines, which is why both US Airways and TAM Linhas Aereas no longer belong to Star Alliance as of March 31, 2014.

We also have code share agreements in place with Air Canada, All Nippon Airways, Copa Airlines, Lufthansa, Oceanair Linhas Aereas, Turkish Airlines and United Airlines and reciprocal frequent flyer agreements with all of the members of Star Alliance. Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, Iberia and Sky Airlines. In addition, we have a reciprocal frequent flyer program agreement in place with Aeroméxico and Iberia.

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

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2015, LifeMiles has approximately 6.5 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles has been the only Latin American loyalty program to win a Freddie Award, the most prestigious member-generated award in the travel loyalty industry, in the last two years. Indeed, since 2013, LifeMiles has won three Freddie Awards and two Global Traveler Awards. In 2015, LifeMiles won the Freddie Awards for “Best Up & Coming Program of the Americas” and the “Best Promotion in the Americas,” and was awarded as the program with the best redemption ability in the 2015 Global Traveler Awards. LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 200 program partners, including banks, hotels and car rental agencies and retail stores. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers, hotel nights and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automated upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1,000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 20 co-branded credit and debit card partner banks, and active mileage sales agreements with more than 80 financial institutions. In the case of Avianca, the airline decides how many miles it will reward its customers based on several factors, such as the route flown, the fare or family fare purchased and the elite status of the customer, among others.

LifeMiles’ expenses can be grouped in reward costs and overhead costs. Reward costs represent approximately 80% of LifeMiles’ cost base and our biggest reward cost is airline tickets, in which LifeMiles is required to pay Avianca for tickets redeemed by LifeMiles members to fly on Avianca or any of its partners. Other reward costs include hotel nights, rental cars, tours and merchandise via the LifeMiles Rewards Catalog, among others. Overhead costs include, but not limited to, investments in marketing, operational costs and information technology costs and salaries.

Sale of Minority Stake of LifeMiles to Advent

In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million and in connection with this transaction LifeMiles declared a dividend of $41.0 million in favor of Avianca Holdings prior to the execution of the transaction. Furthermore we recognized $301.4 million recorded directly to equity, net of related transaction costs. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We retain a 70.0% ownership stake in LifeMiles.

New contracts were entered into between Avianca and LifeMiles. These contracts include, among other provisions, a 20-year exlcusivity with LifeMiles as the provider and operator of the frequent flyer program of Avianca and a formula that complies with the applicable transfer pricing rules in each jurisdiction, to calculate (i) the price of miles sold from LifeMiles to Avianca (which in turn, are used by Avianca to incentivize loyalty from their customers through the frequent flyer program) and (ii) to determine the price paid by LifeMiles to Avianca for reward tickets (when a member of the LifeMiles program redeems his or her miles for air services with Avianca).

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

Our revenue management software includes PROS O&D III for demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Profit Line Price (PLP) for competitors fares monitoring and analysis and Infare for competitors’ websites availability and fares monitoring and analysis.

Sales and Distribution

As traveler habits evolve, digital sales become a must, and as more sophisticated sales processes evolve, we will continue to reach customers by maintaining a multichannel strategy. Our focus will continue to be to reach the proper balance between channels (our sales split in 2015 was approximately 66% indirect and 34% direct—website, mobile, call centers and direct point of sales), increasing the relevance of more profitable corporate travel agencies, to increase e-commerce penetration, and to recover GDS distribution control.

We will continue consolidating our global agreements with major corporations, aiming to become the preferred corporate carrier in Latin America, and continue working closely with tourism boards to drive growth for both leisure and corporate travelers.

Through our integrated commercial process, we will continue working on positioning our brand’s international equity, improving the quality of our communication, ensuring we reach them through an effective marketing mix (360°) that evolves and adapts in line with consumer and technological trends.

The following are data for our sales in 2015 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through direct ticket offices in Colombia (43 points of sale) and abroad (64 points of sale) accounted for 8.71% of our sales.

•	Ticket sales through our direct agents accounted for approximately 2.0% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis.

•	Ticket sales through our call center accounted for approximately 4.68% of our sales. Our call centers are located in Colombia and El Salvador, and handle reservations and sales calls with a reliable 24/7 customer service model.

•	Ticket sales through the website portals accounted for approximately 18.36% of our sales.

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

Our advertising and promotional activities include the use of television, print, radio, billboards and digital media as well as targeted public relations events in the cities to which we fly. We believe that the corporate traveler is an important part of our business, and we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering these companies rewards, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services. As travelers’ habits and technologies evolve, we continue ensuring to efficiently reach current and prospect customers by new technological platforms, while maximizing services, sales and return on our digital investments.

Promotional activities include, (i) “Air only fares” (Low fare communication) for domestic travel, pursuant to which special rates are available during certain time frames, (ii) “LifeMiles + Cash promotions” for domestic and international travel, establishing a combination of miles from our Frequent Flyer Program and cash on different routes throughout our network and (iii) “Added Value Promotions” such as awarding bonus miles or double segments in their accrual of miles or segments when flying with us in specific destinations. For example, we have sponsored a promotional charity run for more than 10,000 runners in Bogotá in March 2014, 2015 and 2016.

Aircraft

As of December 31, 2015, we operated a fleet consisting of 180 aircraft (169 passenger aircraft and 11 cargo aircraft), including nine Airbus A330s, five Airbus A330Fs, seven Boeing B787-800, four Airbus A300F, nine Airbus A321 Sharklets, three Airbus A321s, 11 Airbus A320 Sharklets, 50 Airbus A320s, eight Airbus A319 Sharklets, 22 Airbus A319s, 10 Airbus A318s, twoBoeing 767-200s, 12 Embraer E190s, two ATR42s, 15 ATR72s and 11 CESSNA 208s. As of December 31, 2015, the average age of our operative jet passenger fleet was approximately 5.7 years.

For our freight operations development, as of December 31, 2015, we operated two 767 200SF, five Airbus A330F and four A300F.

As of December 31, 2012, we had replaced all of our former Boeing 767 (passenger aircraft), Boeing 737, MD83 and F100 fleets with A318s, A319s, A320s and A330s, finishing a successful transition to a new, more homogenous operative fleet of aircraft with more efficiency and reliability. We believe that a modern, homogeneous and younger operative fleet further strengthens our ability to provide better customer service, which is reflected in higher passenger satisfaction. The technology used in these aircraft offers substantial cost savings as they are more fuel efficient and require lower maintenance costs.

The following table sets forth the composition of our operative fleet as of December 31, 2015:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Embraer E190	12	10	2	6.28	96
Airbus A318	10	0	10	10.79	100
Airbus A319	22	12	10	9.05	120
Airbus A319S	8	8	0	1.52	120
Airbus A320	50	31	19	6.17	150
Airbus A320S	11	3	8	1.36	150
Airbus A321	3	1	2	8.66	194
Airbus A321S	9	4	5	1.08	194
Airbus A330	9	1	8	4.44	252
Boeing B787	7	5	2	0.71	250
Turboprop
CESSNA 208	11	11	0	4.09	12
ATR42	2	2	0	21.54	48
ATR72	15	15	0	1.60	68
Cargo
Airbus A330F	5	5	0	2.30	60 tons
Airbus A300F	4	4	0	32.92	40 tons
Boeing 767-200	2	2	0	28.59	40 tons

Total	180	114	66	6.17

(1)	Does not include three F100s leased, three A319s and one A330F aircraft subleased to OceanAir. Does not include two ATR42s and two A319s that are inactive. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.

The following table sets forth the scheduled expiration of our operational aircraft operating leases existing as of December 31, 2015.

Aircraft Type	2016	2017	2018	2019	2020	2021	2022	2023	Total
Embraer E190	—	2	—	—	—	—	—	—	2
Airbus A318	—	—	—	—	—	10	—	—	10
Airbus A319	5	2	1	—	2	—	—	—	10
Airbus A320	4	10	2	—	3	—	—	—	19
Airbus A320S	—	—	—	—	—	4	2	2	8
Airbus A321	1	1	—	—	—	—	—	—	2
Airbus A321S	—	—	—	—	—	—	4	1	5
Airbus A330	1	1	1	2	2	1	—	—	8
Boeing B787	—	—	—	—	—	—	1	1	2

	11	16	4	2	7	15	7	4	66

We have entered into agreements to acquire up to eight Boeing 787 Dreamliners for delivery between 2016 and 2019, five Airbus A320 family (consisting of A319, A320 and A321CEO models) for delivery in 2016 and 136 Airbus A320 family aircraft with a New Engine Option (NEO) for delivery between 2017 and 2025.

The following table sets forth our firm contractual deliveries through 2025.

Aircraft Type	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787	3	2	—	3	—	—	—	—	—	—	8
Airbus A319S	2	—	—	—	—	—	—	—	—	—	2
Airbus A320S	2	—	—	—	—	—	—	—	—	—	2
Airbus A321S	1	—	—	—	—	—	—	—	—	—	1
Airbus A319 neo	—	—	3	5	4	4	3	3	3	3	28
Airbus A320 neo	—	—	2	3	14	17	15	15	14	12	92
Airbus A321 neo	—	2	—	—	2	2	2	2	3	3	16

Total(1)	8	4	5	11	20	23	20	20	20	18	149

(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners, 15 ATR72s and in April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2025. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2016 and 2025.

Our long-term fleet plan includes the incorporation of the following aircraft types: Airbus A319, A320, A321, Boeing 787. We expect these aircraft to offer substantial cost savings, as they are more fuel-efficient and require lower maintenance costs. The Boeing 787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000D engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency. Our new 787 aircraft are expected to be configured with premium business class sections that will provide our customers with modern in-flight amenities.

As of December 31, 2015, our operative fleet was comprised of 180 aircraft, 114 of which were owned and 66 were subject to long-term operating leases. Additionally, we lease three F100s, sublease three A319s and one A330F, to OceanAir, none of which have been included in the composition of our operative fleet as of December 31, 2015. The three F100s, two A319s and one A330F are owned and one A319 is under operating lease. In addition, two ATR42s and two A319s are inactive and are not included in the composition of our operative fleet.

The 66 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits and other assets under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 114 aircraft of our operative aircraft that we own or have under financial lease, approximately 92.1% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing. The average rate of these financings is 3.1% as of December 31, 2015.

All of our jet aircraft have a two-class configuration. Our Boeing B787s have 250 seats, with a business class capacity of 28 seats; nine Airbus A330s have 252 seats, with a business class capacity of 30 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 48 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

Maintenance

Our maintenance facilities are located in Bogotá, San Salvador, Rionegro, Quito, San José, Lima and Guatemala City and have capability to perform line maintenance, heavy maintenance, components maintenance, Non Destructive Test (NDT) and specialized services, which consist of scheduled and unscheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs and heavy airframe checks, including “C and structural checks.”

Currently, we have six maintenance hangars dedicated to maintenance. We have three hangars in Bogotá, one of which can accommodate wide body planes such as a Boeing 767, and the other two can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 757s, Boeing 767s, McDonnell Douglas MD-83s, and FK50s, and the repair station holds FAA Part-145 and EASA certifications. We have one hangar at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We also have one hangar in Guatemala City certified for our ATR fleet and one in El Salvador for line maintenance.

In addition, on April 25, 2014, we entered into a lease agreement for property near Medellín, Colombia where we intend to construct a new Maintenance, Repair and Overhaul (MRO) facility for our exclusive use. The new facility is currently scheduled to be in operation the second semester of 2016. We believe that the new MRO facility will afford us flexibility for future expansion and will enable us to achieve economies of scale in our maintenance operation across the regions we serve.

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

During the first semester of 2015, we implemented AMOS, a new Aircraft Maintenance and Engineering System software. AMOS system has already been implemented in Isleña, Tampa, Taca International, Taca Peru, LACSA and in 2016, it will be implemented in Avianca S.A. and Aerogal.

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

All major engine repairs and overhauls are conducted by certified outside maintenance providers including, but not limited to, GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2015, we employed approximately 3,241 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in maintenance procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Operational Training Center

In November 2014, we began construction of a new operational training center, located close to Bogotá’s El Dorado International Airport, is a new facility that will serve as an educational training center for the pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center is estimated to be approximately 23,700 square meters, including 440 parking lots, 60 classrooms, and six simulator positions, and is currently scheduled to be in operation during the second semester of 2016.

Aviation Center – MRO (Maintenance Repair Overhauling)

In January 2015, Avianca signed a turnkey contract for the design, construction and implementation of an aviation center in adjacent areas to the José María Córdova International Airport. The aviation center will have a total area of 42,125 square meters and will have 19,799 square meters in hangars and aircraft component repair facilities, as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms.

Fuel

Aircraft fuel costs represented 31.4%, 30.4% and 24.3% of our operating expenses for the years ended December 31, 2013, 2014 and 2015, respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2015	2014	2013
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.18	3.15	3.27
Gallons consumed (in thousands)	461,268	427,785	406,143

•	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2015	2014	2013
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.18	3.15	3.27
Gallons consumed (in thousands)	426,982	396,973	377,696
Available seat kilometers (in millions)	44,513	41,052	38,762
Gallons per ASK (in thousandths)	9.6	9.7	9.7

•	Data in table does not include regional operations in Central America and cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 97.6% of our fuel needs in Colombia in 2015. We have a fuel supply agreement with PUMA for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 97.8% of our fuel needs in Peru in 2015. During the year ended December 31, 2015, Terpel supplied approximately 43.5% and Repsol Marketing S.A.C. supplied approximately 10.2% of our total fuel consumption.

As of December 31, 2015, we had hedges in place for approximately 24.4% of our projected next 12-month fuel consumption through financial instruments and futures, forwards and options contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Several new low-cost carriers have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, Azul, Veca and VivaColombia. The low-cost carrier business model is gaining acceptance in the Latin American aviation industry. During 2015 we competed with local low-cost carriers in the Colombian domestic market and with American low-cost carriers in markets between the United States and our home markets. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with LATAM Airlines Group, VivaColombia, EasyFly, Satena and Copa Airlines. We currently are the largest domestic carrier with approximately 58.4% of the domestic passenger market for the year ended December 31, 2015 according to data about regular flights provided by the Colombian Civil Aviation Authority.

According to the Colombian Civil Aviation Authority, information about regular flights for the 12-month period ended December 31, 2015, our largest competitor, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 18.0% . VivaColombia, which started operations in May 2012, had approximately 12.0% . Copa Airlines has been gradually reducing its domestic operations in Colombia, focusing on point-to-point service between major Colombian cities and Panama. For the same period, Copa’s share of Colombia’s domestic market was approximately 1.4%.

Easyfly’s share of Colombia’s domestic market was 4.2% during the same period according to the Colombian Civil Aviation Authority. We expect that these airlines will target leisure travelers.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 4.5% for the year ended December 31, 2015.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian, Star Peru and LC Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly seven routes to seven domestic destinations. During the year ended December 31, 2015, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 12.7% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2015, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 62.2%. LATAM Airlines Group operates 19 routes served in Airbus planes targeting the corporate segment market.

Peruvian is a local company which started operations in October 2009. During 2015 according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 13.1%. For that period, Peruvian offered regular passenger service in nine routes.

Star Peru is our third-largest competitor in the Peruvian domestic market. During 2015, Star Peru’s share of Peru’s domestic market was approximately 6.0%. For that period, Star Peru offered regular passenger service in nine routes.

Domestic Competition Ecuador

In the domestic Ecuadorian market, we compete with LATAM Airlines Group and Tame Airlines. As of December 31, 2015, we operate six routes to six destinations with 22.0% of market share, according to the Ecuadorian Civil Aviation Authority.

Tame Airlines is a state airline, which brings differences and other complexities to the market. As of December 31, 2015, they operated 19 routes to 15 destinations. LATAM Airlines Group operates five routes to five destinations.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeroméxico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, KLM, LATAM Airlines Group, Sky Airlines, Spirit Airlines, TAP, United Airlines, Air Canada, VivaColombia and VECA. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States, the United Kingdom and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize its bilateral agreements with such countries and also to authorize more flights to and from these countries. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

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

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 75 destinations in 31 countries. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bucaramanga, Cucuta, Bogotá, Cali, Cartagena, Medellín, Pereira and San Andres to important international destinations such as Buenos Aires, Caracas, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub and at the same time competes with us in our hub at El Dorado International Airport. In addition, in June 2012, Copa Airlines also joined Star Alliance.

American Airlines is also an important competitor. It has strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2015, American Airlines provided two daily flights from Miami to Bogotá, one daily flight from Miami to Cali, 14 weekly flights from Miami to Medellin, one daily flight from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, three daily flights from Miami to Managua, one daily flight from Miami to Tegucigalpa, three daily flights from Miami to Guatemala, eight weekly flights from Dallas to Guatemala, one daily flight from Miami to San Salvador, six weekly flights from Dallas to San Salvador, four daily flights from Miami to San Jose, three weekly flights from New York to San Jose (seasonally in December) and one daily flight from Dallas to San Jose.

United Airlines has one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, seven weekly flights from New York to Lima, 17 weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, five weekly flights from New York to Guatemala, 17 weekly flights from Houston to Guatemala, three weekly flights from New York to San Salvador, two daily flights from Houston to San Salvador, 20 weekly flights from New York to San Jose, four weekly flights from Washington to San Jose, 30 weekly flights from Houston to San Jose and four weekly flights from Chicago to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, four weekly flights from Madrid to Guatemala/San Salvador and one daily flight from Madrid to San Jose. We have a code-sharing agreement with Iberia.

Delta Air Lines has two weekly flights from New York to Bogotá, one daily flight from Atlanta to Bogotá, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, 12 weekly flights from Atlanta to Guatemala, nine weekly flights from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, two daily flights from Atlanta to San Jose and one daily flight from Los Angeles to San Jose. We have a code-sharing agreement with Delta.

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

Safety

Colombian government regulations require that our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2012, we implemented a flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues. We are currently finalizing the construction of a training facility in Bogotá, which is scheduled to be in operation during the second semester of 2016

We have successfully implemented a single corporate Safety Management System (“SMS”), a safety risk management system that IATA has established and that the aeronautical authorities of the different countries where we operate are starting to require. This assures that each of our airlines has its own SMS implemented under the same corporate guidelines and in accordance with the same requirements as each of the nine regulatory authorities that regulate SMS in Central and South America. Thanks to the implementation of SMS, we have been able to develop a systematic process for managing safety risks through a data-driven decision-making process for resource allocation.

During the past years, we have developed several safety programs for the flight operations and ground handling areas, in order to minimize risks in our operations.

•	Flight Data Analysis—FDA: We are performing flight data analysis on all flight operations of our different AOC’s, focusing on the monitoring of unstable approaches, as this is one of the main areas of concern within the industry. During the last year, we have performed above our goal of stabilized approaches (99.9%).

•	Line Operations Safety Audit—LOSA: During 2014 we received the LOSA Collaborative Group final report, identifying areas of improvement within the Company. We are now working on the implementation of corrective and improvement actions to close the identified gaps.

•	Ground Safety Risk Management Programme—GSRM: The Ground Safety Risk Management program, or GSRM, will address and reduce risk behaviors by providing a behavior-based management approach that will allow our management to: measure performance on a daily basis, drive a change in employee/ sub-contractor behaviors and ultimately achieve the desired change in safety and risk culture. GSRM implementation will provide the foundation at the operational level to build and enhance a positive working safety culture while reducing the cost of risk to the business.

•	Advanced Qualification Program—AQP: We are in the process of implementing an Advanced Qualification Program, or AQP, in our operations. AQP incorporates data-driven quality control processes for validating and maintaining the effectiveness of curriculum content, providing reports to analyze data collected forward to evaluate threats and develop training action plans.

•	Runway Overrun Prevention System—ROPS: IATA statistics show that one of the accident categories that is affecting the industry is the runway/taxiways excursions. Based on that premise, we are implementing a Runway Overrun Prevention System, or ROPS, in our aircrafts. ROPS allows the A/C to calculate in real time the landing and braking distance on the runway, taking into account its actual conditions (wet/dry runway, contaminated runway, stab app, touchdown point), minimizing the risk of runway excursions.

The effectiveness and relevance of our safety management system has been evaluated and validated by different civil aviation authorities in Central and South America and by different industry organizations such as IATA and Bureau Veritas, assuring that our guidelines and procedures are in compliance with the requirements established by ICAO and within the best industry practices.

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

On June 27, 2007, the U.S. Attorney for the Southern District of New York determined that we had effectively complied with our commitment to substantially improve our security procedures and security related work culture and, as a result, the U.S. District Court for the Southern District of New York terminated our court-mandated consulting arrangement with IASG. We work with Central American, South American, European and U.S. authorities in the implementation of interdiction measures, which, in 2015, resulted in the seizure of 1,373 kilograms of cocaine. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.” To minimize the possibilities of such seizures, Avianca continues to rigorously apply the procedures adopted under the monitorship and work closely with authorities in the investigation of internal conspiracies. Although we cannot guarantee that the airline’s drug interdiction procedures are fail-safe, in the last four years, no subsequent drug seizures have occurred.

Airport Facilities

Our operations are based on a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez in San Salvador; and Jorge Chávez International Airport in Lima. During 2015, we operated from approximately 100 airports in the Americas and Europe, including 25 airports in Colombia and nine in Peru. We lease more than 160,000 square meters (approximately 1.72 million square feet) of check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

Since June 8, 2014, we have conducted our Colombian domestic operations in Bogotá from our El Dorado International Airport and Puente Aéreo, our exclusive domestic terminal. Currently, flights to and from Cali, Medellín, Cartagena, Barranquilla and Pereira are operated in the new domestic terminal, grouping nearly 54% of our operations and 60% of our total domestic passengers in Bogotá. This new operation brings an enhanced customer experience as a consequence of 30 check-in counters, 20 self check-in kiosks, 13 boarding gates, nearly 900 square meters for VIP lounge, 20 security filters, among other benefits that optimize the connectivity process for our travelers.

We lease the Puente Aéreo facilities from OPAIN and have exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties. This terminal is used by us for 53% of our Colombian domestic operations and has a broad selection of retail stores and restaurants, large check-in areas, electronic check-in kiosks, easily accessible boarding gates to facilitate domestic connections, high-speed wireless internet access throughout the terminal and a VIP lounge.

The El Dorado International Airport has two runways which have a declared capacity of 40 departures and 30 arrivals per hour (weather permitting). The airport is located at a high altitude due to Bogotá’s elevation of approximately 2,600 meters above sea level. This results in appreciably higher fuel consumption for aircraft taking off and landing than similar aircraft at lower altitudes. Also, the high elevation and temperature conditions bring some payload restrictions to some of our flights due to a lower takeoff weight as a result of the lower aircraft performance. The El Dorado International Airport terminal 1 is operated by OPAIN and the runways are operated by CODAD S.A. (Compañía de Desarrollo Aeropuerto El Dorado S.A.). We provide all of our own ground services and handling for our domestic and international passengers, and we also provide such services to approximately 12 additional foreign carriers operating in Bogotá through our Avianca Services business unit. Air traffic control is managed by the Colombian Civil Aviation Authority. Avianca works closely with OPAIN in order to improve the passenger experience and ensure the compliance of all international procedures related to air transportation.

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

We also have facilities at many other Colombian domestic airports including Medellín, Cali and Cartagena, each containing newly remodeled VIP lounges. During 2014, we nearly tripled the size of the domestic VIP lounge in Medellín by 900 square meters; in Cali, we doubled the size of our domestic VIP lounge to 422 square meters and started the operation of an international VIP lounge with 350 square meters. In this context, between 2013 and 2015 we have made significant efforts and investments in more than 20 VIP lounges in 14 airports throughout our network, creating spaces that are exclusive and modern.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. Avianca moved nearly 2.1 million passengers during 2015, 52% of which connected through this hub to one of our 26 destinations offered from this airport.

The current infrastructure has one passenger terminal, one cargo terminal and separate maintenance facilities. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion can be significant.

We lease over 28,358 square meters for our 30 check-in counters, offices, warehouses, maintenance areas, and a flight simulator. We also operate nearly 50 daily flights in 14 gates and 12 remote positions (four at the passenger terminal, three at the cargo terminal and four next to the maintenance facilities). During 2014 we performed several modifications in our VIP lounge, which were first available in November for our Business Class passengers and our LifeMiles and Priority Pass partners. The final opening of the 650 square meters lounge took place in the first quarter of 2015. The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Aligned with the infrastructure plans but in a more rapid pace, the airspace of this airport was redesigned in 2014, allowing different operators to use modern flight procedures that contribute to the operational efficiency and safety.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2015, Avianca moved almost 3.6 million passengers. The airport serves as one of our hubs for South America, with more than 68 scheduled flights per day, including 20 international destinations. During 2015 we connected nearly 1,886 passengers on a daily basis through this airport, which corresponds to 23% of our total passenger movement in Lima.

After its privatization in 2001, Jorge Chávez underwent a substantial renovation project, the first phase of which was completed in 2005 and the second one in 2009. As a result of the accelerated growth plan the airport had after its privatization, it was ranked by Skytrax as the “Best Airport in South America” for seven years in a row, between the years 2008 to 2014. Currently this airport has 55 aircraft parking spaces between contact and remote positions.

The airport is currently managed and operated by Lima Airport Partners, LAP. We have entered into an operations contract with Lima Airport Partners which governs access fees, landing rights and allocation of terminal gates. The current fees that we pay to LAP for use of the airport are higher than for most other airports in the region.

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2015, we paid a total of approximately $245.1 million in insurance premiums and had a total insured value of approximately $20.5 billion.

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

The policy of the Consejo Directivo of the Aeronáutica Civil de Colombia is to make the markets flexible and open them under reciprocity with the other countries and as a consequence of such policy there are no governmental policies that materially restrict our airline services in Colombia.

The government of Colombia is not a declared “open skies country” except in some of the countries of the Americas region. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries.

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

In the past, the Colombian Civil Aviation Authority even established maximum fares for each route. However, by means of Resolution 904 of February 28, 2012, the Colombian Civil Aviation Authority established (i) fuel surcharge freedom for national and foreign passengers or cargo airlines operating in Colombia, which are included in airfares and (ii) tariff freedom for air transportation services. Notwithstanding the above, airlines are obliged to inform their tariffs as well as its conditions to the Civil Aviation Authority one day after its publication, and promotional fares prior to its application. Since November 2006, all customers are charged an administrative fee in connection with purchases of airline tickets (although this fee is at the discretion of the seller for Internet sales).

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

Some of Colombia’s airports are operated by the government. Currently, the main airports in Bogotá, Cali, Cartagena, Barranquilla, Bucaramanga, Santa Marta and Medellín, are privately operated through concessions. The government, however, has stated its intention to continue privatizing the operations of other airports in order to finance expansion projects and increase the efficiency of operations. Increased privatization may lead to increases in landing fees and facility rentals at such airports.

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 19 SDRs/Kg. These provisions also cover baggage and delay.

Currently, there are four projects in the Colombian Congress that are relevant for the aviation industry, because they intend to :

•	increase the passenger protection scheme (Bill No. 037 of the House of Representatives);

•	extend the faculties of the Ports and Transportation Superintendence (Superintendencia de Puertos y Transporte) and to create the rules in order to calculate the new surveillance tax (Bill No. 134 of the Senate);

•	transfer some functions from the Aviation Authority (Unidad Administrativa Especial de Aeronáutrica Civil de Colombia) to the Industry and Commerce Superintendence (Superintencia de Industria y Comercio) (Bill No. 052 of the Senate); and

•	include in the Labor Code (Código Sustantivo de Trabajo) special rules for duty time and working hours for flight crew (Bill No. 153 of the Senate).

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

In addition, the RAC contains a general environmental policy establishing that the Colombian Civil Aviation Authority must comply with Colombian environmental regulations and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RAC requires that noise levels be kept on or below the levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Colombian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Colombian Civil Aviation Authority has the power and authority to sanction and penalize us with fines.

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

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2015, the Colombian Civil Aviation Authority authorized us to operate 27 new international weekly flights, including seven weekly frequencies from Bogotá to Boston, four more frequencies from Bogotá to Spain (MAD and/or BCN), seven flights to Frankfurt, two additional frequencies to Barbados and seven additional frequencies to Toronto (via El Salvador). If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, Venezuela and the U.S. pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. The bilateral agreement with Brazil provides for 28 weekly flights by each country’s designated carrier.

Over the last 20 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between the European Union and the United States. In the Americas, “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and among the United States, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

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

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: United States, El Salvador, Costa Rica, Canada, Mexico, Panama, Aruba, Curaçao, Argentina, Austria, Bolivia, Brazil, Chile, Ecuador, Paraguay, Peru, Uruguay, Saudi Arabia, Venezuela, Germany, Belgium, Spain, France, Holland, Italy, Luxemburg, Portugal, United Kingdom, Switzerland, Iceland, Turkey, Korea, United Arab Emirates, Singapore, Dominican Republic, Cuba, French Antilles, Barbados, Israel, New Zealand, Qatar, Surinam and China.

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

On January 2015, the AAC issued new tariffs for the services provided by such authority. The tariffs were contested and AAC decided to leave such tariffs without effect and return to the former tariffs. However, all parties agreed to revise the tariffs and an agreement on the final tariffs is still pending.

Apart from local governments we are regulated by the Federal Administration Authorization and Transport Security Agency, from the United States. Most of Taca International’s aircraft are registered at the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

In addition, there is currently a bill underway to modify the Migration Law, which may affect our operations.

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

Passenger flow separations

El Salvador has not adopted alternative measures to comply with ICAO standards in passenger flow separations and it has no budget to build flow separations in its international airport. If found in non-compliance with ICAO standards, the country could be placed on the blacklist of countries without proper security measures. An ICAO audit is scheduled for May 2016.

In 2015, El Salvador was audited by ICAO and TSA. As a result, security concerns were raised, demanding a second inspection to operations to and from El Salvador. We are working closely with El Salvador government to implement the One Stop Security program, as promoted by ICAO and IATA.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba, China (Taiwan), Ecuador, the United Arab Emirates, Qatar, Chile, Colombia, Canada (agreement is under ratification).

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

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia, Cuba, Chile, Ecuador, Argentina, the United Arab Emirates and Qatar.

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

Peruvian law requires that carriers register their aircraft in the Public Aircraft Registry of the Registry Office of the National Superintendency of Public Registrar, or SUNARP. The DGAC is responsible for issuing a Conformity Certification of airworthiness for each aircraft in a carrier’s fleet. This certification is valid for two years and must be renewed thereafter. Additionally, the DGAC approves all technical aspects of a carrier’s operation and such operations are reviewed by the DGAC as modifications or changes arise. We possess the required Operations Permit and ASEC as required by the DGAC and our aircraft which fly in Peru are properly registered with the SUNARP, and all other permits required by Peruvian law.

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

Antitrust regulation, enforcement

The National Institution of Competition Defense and Intellectual Property, or INDECOPI, governs competition in the aerial transport market. Peruvian law does not foresee any previous control mechanisms or authorization procedures for mergers or other forms of associations. It does not restrict or penalize the mere existence of dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of such positions in detriment of competitors. It therefore regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. There is currently one investigation against Trans American Airlines S.A initiated by the Asociación Peruana de Empresas Aéreas (APEA), for an alleged unlawful conduct by TACA Perú. On August 26, 2015, INDECOPI concluded the investigation and decided that the claim made by APEA has no legal grounds. However, APEA appealed the decision before the INDECOPI’s tribunal on September 26, 2015, and the final decision is still pending. INDECOPI also has authority to control passenger rights’ violations and has in the past years increased control over passenger rights protection and fines have been imposed to our airlines.

Noise regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards. Our aircraft which fly in Peru comply with applicable noise regulations imposed by Peru.

Ecuador

Overview

Aerogal is a private carrier duly organized and validly existing under the laws of Ecuador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with it being an entity providing air transport services under applicable laws of Ecuador have been obtained or affected and are in full force and effect.

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

Ecuadorian law requires airlines providing commercial passenger service in Ecuador to maintain an Operation and Air Transportation Certificate (AOC) issued by the Ecuadorian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified.

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

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Ecuador by means of Law 701 of 2001, imposes duties upon Ecuadorian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Ecuador and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Ecuador, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, an airline is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party.

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

Fuel price

In 2015, the President of Ecuador issued Decree No. 799, changing the fuel pricing formula in the country. The decree establishes that Ecuador is moving away from Platts-based pricing (weekly) to a price set by Petroecuador (on a monthly basis). The new price is based on the weighted average cost of imported and domestic product, plus transport, production and profit margin. Furthermore, this price is compared with those of neighboring countries and the highest is chosen as the new price.

The methodology and formula used by the above mentioned decree is different from international industry standards, and results in a increase in the price of Jet A1 fuel used in aviation.

Considering the above, the regional and local airline associations (ALTA and ARLAE, respectively), and IATA, have sent a number of communications to the authorities in order to review a pricing formula that would not compromise jet fuel volumes sold by Petroecuador, the growth of the aviation industry and ultimately its impact on the country’s economy.

The industry will continue its efforts to set a new pricing mechanism and avoid an unstable situation with high risks for airlines operating in Ecuador.

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

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, the Netherlands, Argentina, Panama, Mexico and Chile. The bilateral agreement with the United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. In addition, the following routes were added for Ecuador: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles, and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open sky” policy for all cargo services. The bilateral agreement with Spain, which was modified in July 2003, grants 14 weekly flights. The following routes are to be determined: from Ecuador via points in Colombia, Venezuela and points in the Caribbean to Madrid and/or Barcelona, and points in France, Italy and Germany in both directions. Fifth freedom rights should be negotiated for each case.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2014, the Ecuadorian Civil Aviation Authority authorized us to operate new international weekly flights, including flights within the Andean Pact Operation Permit. We operate routes from Quito and/or Guayaquil to Bogotá, with 49 frequencies per week from Quito to Lima with the following points from Santa Cruz (14 frequencies per week), La Paz (seven frequencies per week) and Bogotá (three frequencies per week) and seven flights from Panama to Quito. In 2014, we obtained 21 frequencies per week to Panama, increased to 25 frecuencies per week in 2015, seven frequencies to Aruba and seven to Curaçao. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

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

U.S. Airline Regulation

Service to the United States by non-U.S. airlines is subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws. The provision of foreign air transportation (i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States) by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. For example, in order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (TSA) approved model security program addressing aviation security. In addition, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of DOT under that agency’s statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, such airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration, and agriculture inspection requirements administered by U.S. Customs and Border Protection (CBP). Both TSA and CBP are agencies within the U.S. Department of Homeland Security. Each of the DOT, FAA, TSA and CBP have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca S.A. (Colombia), Taca International (El Salvador), LACSA (Costa Rica) Trans American Airlines (Peru) and Aviateca (Guatemala) hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of such authority could have a material adverse effect on the business.

Authorizations and licenses

DOT

DOT primarily regulates economic matters pertaining to air services, including the provision of foreign air transportation by non-U.S. airlines. Our carriers serving the United States hold all required economic route authorities from the DOT, allowing each such carrier to engage in foreign air transportation from points behind its homeland via its homeland and intermediate points to a point or points in the United States and beyond, to the full extent permitted under the “open skies” bilateral air services agreement between each carrier’s homeland government and the government of the United States. These authorities are held either in the form of a foreign air carrier permit or exemption authority. The DOT has jurisdiction over international aviation, including routes, within the United States, subject to review by the President of the United States. The DOT also has jurisdiction with respect to unfair practices and methods of competition by airlines and related consumer protection matters.

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

Avianca, Taca, LACSA, Trans American Airlines and Aviateca also hold exemption authority from the DOT permitting them to jointly use the trade name “Avianca” and use the “AV” designator code in their services in foreign air transportation to and from the United States.

The “exemption authority” is authorized pursuant to a different statutory section and regulatory procedure from that used to obtain a foreign air carrier permit. The most relevant difference between exemption authority and a foreign air carrier permit is that exemption authority is usually granted for shorter periods (usually up to one or two years) and is not subject to presidential review for possible national defense or security considerations, while foreign air carrier permits, like Avianca’s foreign air carrier permit, have no expiration date or at least have a five year term. Exemptions must periodically be renewed upon submission of a renewal application, and may be amended, modified or suspended by DOT at any time without having to first give the airline notice and a hearing. In contrast, DOT generally may not amend, suspend or revoke a foreign air carrier permit without providing the subject carrier the opportunity for a hearing. Exemptions and foreign air carrier permits both carry a number of conditions, including compliance with DOT, FAA, and TSA regulations.

Our DOT “exemption authority,” which was granted by the DOT in February 1998, was due to expire on April 3, 2007, however, it remains in effect pending final DOT action on the renewal application that we filed on March 14, 2007. So far there has been no final decision on this application.

A number of our carriers serving the United States also participate in code-sharing operations on such flights, wherein a carrier’s designator code is used to identify a flight operated by another carrier. For example, a number of scheduled flights that our carriers operate to and from the United States display the “UA” designator code of United Air Lines and, as noted above, Taca, LACSA, Trans American Airlines and Aviateca, when operating scheduled flights to and from the United States, display the “AV” designator code of Avianca. To engage in code-sharing on flights to and from the United States, the operating carrier must hold a DOT statement of authorization issued under 14 C.F.R. Part 212, with such approval subject to various conditions. Our carriers that display the code of another carrier on flights operated to and from the United States hold all required DOT statements of authorization to engage in such arrangements. We believe the operations of our carriers serving the United States are in material compliance with DOT requirements.

FAA

Our operations to the United States are also subject to regulation by the FAA with respect to safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. The FAA requires each foreign air carrier serving the United States to maintain operations specifications pursuant to Part 129 of its regulations and to meet operational criteria associated with specified equipment on approved international routes. Our carriers serving the United States hold operations specifications issued by the FAA pursuant to 14 C.F.R. part 129. The FAA can amend, suspend, or revoke those specifications, including in cases where the carrier fails to comply with FAA regulations.

In addition, under the FAA’s the International Aviation Safety Assessment (IASA) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the International Civil Aviation Organization (ICAO) and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States has been rated Category 1 by the FAA. As a result, such carriers a may continue their U.S. services in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. If the IASA rating of any of our carriers’ homelands were to be downgraded in the future, it could prohibit us from increasing service to the United States and would lead United Airlines to suspend the placement of its codes on flights operated by the carrier from the downgraded homeland country.

FAA regulations also require implementation of the Traffic Alert and Collision Avoidance System, which mandates that each aircraft be equipped with an approved airborne wind-shear warning system and certain other requirements related to the age of the aircraft. The aircraft operated by our carriers to and from the United States meet these requirements. In addition, under the Airport Noise and Capacity Act of 1990, or ANCA, and related FAA regulations, aircraft that fly to the United States must comply with certain noise restrictions. These requirements are set forth under 14 C.F.R. Part 36, and the DOT foreign air carrier permits and exemptions held by our carriers that serve the United States are conditioned upon ongoing compliance with Part 36. The FAA also requires that aircraft comply with regulations pertaining to emissions. The fleet operated by our carriers to and from the United States meets all these requirements.

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

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the Aviation Security Act (ATSA), became U.S. law. This law put substantially all aspects of civil aviation security under direct federal control and created the TSA, an agency of the Department of Homeland Security, which assumed the security responsibilities previously held by the FAA. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Pursuant to the ATSA, the TSA has issued, and continues to issue, several regulations governing foreign air carrier security. The regulations require foreign air carriers to adopt and implement a security program that covers security for operations and threat response. Our carriers serving the United States have adopted and implemented a security program in accordance with those regulations. The TSA also requires our carriers serving the United States to implement the Secure Flight Program, which requires such carriers to collect certain personal information from passengers and transmit that information to TSA for comparison against watch lists maintained by the U.S. federal government.

Funding for airline and airport security required by the Aviation Security Act is provided in part by a $5.60 per-segment passenger security fee for flights departing from the U.S., subject to a $11.20 per-roundtrip cap; however, airlines are responsible for costs incurred in excess of the amount raised by the fee. There is no assurance this fee will not be raised in the future as the TSA’s costs exceed the revenue it receives from this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs and security burdens for airlines and their passengers. Since the events of September 11, 2001, the U.S. Congress has also mandated, and the TSA has implemented, numerous other security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

The Aviation Security Act also requires us to pay an Aviation Security Infrastructure Fee directly to the U.S. Government. Currently, the amount of the fee is set at the amount we actually paid for screening passengers and property in calendar year 2000. However, the TSA is authorized to adjust the methodology for determining the infrastructure fee and this process may result in future fee increases. We believe the operations of our carriers serving the United States are in material compliance with TSA requirements.

Other regulations

Our carriers serving the United States are subject to other regulations promulgated by CBP as well as the Animal and Plant Health Inspection Service (APHIS) of the Department of Agriculture. CBP agents inspect baggage and cargo to ensure, among other things, that such items meet APHIS regulations related to the importation of animal and plant products. APHIS charges user fees on both passengers and airlines to pay for such services. APHIS issued a final rule in 2015 which set the passenger usage fee at $3.96 and the commercial aircraft fee at $225.00 – a significant increase over the previous commercial aircraft fee of $70.75. Also, CBP officers are responsible for immigration controls and other security controls, such as the transmittal of passenger information via APIS, the Advanced Passenger Information System. We believe the operations of our carriers serving the United States are in material compliance with CBP and APHIS requirements.

European Regulation

Within Europe, we currently operate to Spain and therefore are subject to Spanish DGAC (Dirección General de Aviación Civil) regulation and authorizations. Our license to operate to certain destinations in Spain and the number of frequencies we operate is reviewed on a bi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport. In addition, on October 10, 2014, the Catalan authority (Generalitat de Cataluña), enacted Law 12 of 2014 to create a new tax on nitrogen oxide emmissions to the atmosphere caused by commercial aviation.

Currently, the European Parliament and the European Council is proposing to amend Regulation (EC) No 261/2004, which establishes common rules on compensation and assistance to passengers in the event of denied boarding and cancellation or long delay of flights. In addition, they are also seeking to amend Regulation (EC) No 2027/97 regarding the air carrier liability with respect to the carriage of passengers and their baggage. As of the date of this annual report, these projects are still under discussion and therefore their final versions may vary substantially from the proposed versions.

In addition, since July 2014, we have been operating to London and therefore, we are we are subject to England’s Civil Aviation Authority (CAA) regulation and authorizations.

As of November 2014, the European Aviation Safety Agency (EASA) is responsible for granting operating permits for non-EU carriers operating flights to Europe (Third Country Operator - TCO) pursuant to Reg (EU) 452/2014. At the time of writing this annual report, we are in process of obtaining this operation such permit.

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

C. Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2015:

(1)	“Service Companies” includes various special purpose vehicles formed to contract personnel and provide operating and other services.
(2)	“Aircraft Ownership Entities” includes special purpose vehicles organized for the financing of aircraft.
(3)	Participation through different vehicles.
(4)	Participation through different vehicles, including voting and non-voting shares.

Avianca, Tampa Cargo, LACSA, Trans American Airlines and Taca International, are our operating airline subsidiaries in Colombia, Costa Rica, Peru and El Salvador, respectively. Taca is a holding company.

D.	Property, Plants and Equipment

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, which covers approximately 34,426 square feet. We also have an office building in San Salvador, which covers approximately 18,000 square feet, which serves as our headquarters for our hub in San Salvador. Both of these properties are owned by us.

Other Property

At Puente Aéreo, we lease maintenance hangars, operations offices, parking spaces and commercial spaces from OPAIN for approximately $306,457 per month, which covers approximately 95,468 square meters. We have exclusive rights to use and commercially benefit from the Puente Aéreo, including the ability to sublease retail and commercial space, until OPAIN provides Avianca with the necessary space to have its domestic and international operations integrated under one terminal.

At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. We pay approximately $532,652 per month for this leased property.

We also lease property near Medellín, Colombia, where we intend to construct a new MRO facility for our exclusive use. The new facility is currently scheduled to be in operation by 2016. We pay approximately $77,344 per month for this leased property.

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

We also have approximately 118 leases at the different airports we operate at for check-in, reservations, gates, ticket-office sales, maintenance offices and cargo areas. In addition, we lease approximately 96 office spaces in the main countries where we operate for direct ticket sales. We pay approximately $1,405,711 per month for these leased properties.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2013, 2014 and 2015 and the notes thereto included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Part A. Selected Financial Data” and “Item 10. Additional Information—Exchange Controls—Exchange Rates.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Part D. Risk Factors.”

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

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2015, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,700 weekly scheduled flights to more than 100 destinations in over 25 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2015, we transported approximately 28.2 million passengers and 468 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue increased 14.9% from $3,794.4 million in 2011 to $4,361.4 million in 2015, and our consolidated operating profit increased 8.1% from $202.4 million for the year ended December 31, 2011 to $218.8 million in 2015. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 8.9% and 7.3%, respectively, from 2011 to 2015 and during the same period our load factor increased from 79.6% to 79.7%.

Our growth has been driven primarily by our network flexibility and rising demand for passenger and cargo services in the Latin American region and in our domestic markets. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by healthy economic conditions in our core markets in Latin America over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2012 to 2015 in Latin America, Colombia, Peru and El Salvador of approximately 5.0%, 5.1%, 1.9% and 1.9%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to optimize our network and thus carry more business and leisure passengers and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses decreased by 6.4% for the year ended December 31, 2015, compared to the prior year, primarily as a result of the reduction of fuel prices and cost efficiencies despite of the growth in our operations. Our CASK excluding fuel decreased 6.1% for the year ended December 31, 2015 compared to the prior year. We are now implementing the second stage of our integration plan, which focuses primarily on cost-efficiency improvements to support our capacity growth in ASKs, as well as the growth in our strategic business units, such as cargo and loyalty programs, and integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2015, we derived approximately 79.3% of our operating revenue from passenger transportation, and 20.7% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

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

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2015	2014	2013
Passenger:
Capacity (in ASKs, in millions)	44,513	41,052	38,762
Load factor(1)	79.7%	79.4%	80.5%
Yield (in U.S. cents)(2)	9.7	11.8	12.4
Total passengers (in thousands)	28,290	26,230	24,625
Cargo(3):
Capacity (in ATKs, in millions) (4)	2,152	1,810	1,538
Load factor(5)	58.5%	61.0%	56.4%
Yield (in U.S. cents)(6)	0.44	0.44	0.49
Cargo (in thousands of metric tons) (7)	540	461	375
RASK (in U.S. cents)(8)	9.8	11.5	11.9

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	Includes courier services.
(4)	ATKs does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(5)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(6)	Average amount paid to fly one metric ton of cargo one kilometer.
(7)	Cargo does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(8)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2015, fuel represented approximately 24.3% of our total operating expenses and 23.1% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, maintenance and repairs, air traffic, depreciation, amortization, and impairment, general and administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2015, we purchased approximately 30.1% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 29 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2014 to 2015, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased 47.8% from an average of $93.2 per barrel to an average of $48.7 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	2.18	3.15	3.27
Gallons consumed (in thousands)	461,628	427,785	406,143

•	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2015	2014	2013
Average price per gallon of jet fuel into plane (net of hedge) (in US$ dollars)	2.18	3.15	3.27
Gallons consumed (in thousands)	426,982	396,973	377,696
Available seat kilometers (in millions)	44,513	41,052	38,762
Gallons per ASK (in thousandths)	9.6	9.7	9.7

•	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 10.0% to 50.0% of our projected next 12-month fuel consumption. As of December 31, 2015 we had hedges in place for approximately 24.4% of our projected next 12-month fuel consumption through mechanisms such as futures, forwards and options contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Sales and marketing. Our sales and marketing expenses consist of commissions paid to travel agencies, credit card fees, GDS costs, which are fees related to reservation systems and global distribution, as well as advertising expenses.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2015, we held 69, or 36.1%, of our total 191 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2015, the average term remaining on our aircraft operating leases was three years and five months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2015, we owned 122, or 63.9%, of our total 191 aircraft.

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

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative expenses, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as municipal taxes on sales in Colombia (each municipality has a different rate but the average tax rate is approximately 1.0% of sales generated in each municipality). Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such valued added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

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

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2015.

Colombia. The corporate income tax statutory rate was 33.0% in 2012, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. For tax years 2013, 2014 and 2015, due to a tax reform enacted in December 2012, the corporate income tax rate was reduced to 25.0%.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca could be lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2029 through a Legal Stability Contract signed with the Colombian government. However, considering that Avianca did not have reported profits in 2015, the effective income tax rate is not applicable for such year.

Additionally, there is an income tax for equity called Impuesto sobre la renta para la equidad, or CREE, which has a 9.0% tax rate. CREE has a similar taxable base to the corporate income tax, except for special deductions such as productive fixed assets that are not deductible. Corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage. Additionally, from fiscal year 2015 to 2018, a new surcharge applies to CREE taxable income. These surcharge rates are 5.0% for 2015, 6.0% for 2016, 8.0% for 2017 and 9.0% for 2018.

Due to a tax reform enacted in December 2014, a new Wealth Tax was introduced that applies to companies from 2015 to 2017. This tax is levied at varying rates on Colombian and foreign entities owning a gross-worth net of liabilities equal or higher than COP1,000,000,000 beginning on January 1, 2015.

El Salvador. The corporate income tax rate is 30.0%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues. This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The presumptive income tax based on gross revenue was declared unconstitutional and as of October 2015 a special tax (Contribución Especial) of 5.0% of the annual net income applies for large tax payers. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate is 28.0% for 2015 and 2016 and will be reduced to 27.0% in 2017 and to 26.0% in 2019. The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate is 30.0%, and the taxable base is the net profit for the year (that includes some permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue. This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the years ended December 31, 2013, 2014, we determined that we would generate sufficient taxable income to realize our deferred tax assets. For 2015, according to the finance forecast no taxable income will be generated during the next five (5) years that would allow realization of the deferred tax assets. Therefore, such deferred tax assets have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

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

Changes in foreign exchange rates

The average foreign exchange rates of the Colombian peso to the U.S. dollar for 2013, 2014 and 2015 were COP1,869.10, COP2,000.33 and COP2,743.39, respectively. The 37.1% average depreciation of the Colombian peso between 2014 and 2015 had a negative effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2015. In 2015, we also realized a foreign exchange loss of $236.7 million due to a write-off of cash in Venezuela.

Results of Operations for the Years Ended December 31, 2014 and December 31, 2015

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2015(1)	2014	2015	2014	2014 to 2015
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,458,017	$3,862,721	79.3%	82.1%	(10.5)%
Cargo and other(2)	903,324	840,850	20.7%	17.9%	7.4%

Total operating revenue	4,361,341	4,703,571	100.0%	100.0%	(7.3)%

	Year Ended December 31,				% Change
	2015	2014	2015	2014	2014 to 2015
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	58,069	56,695	1.3%	1.2%	2.4%
Aircraft fuel	1,006,792	1,345,755	23.1%	28.6%	(25.2)%

Ground operations	412,382	397,625	9.5%	8.5%	3.7%
Aircraft rentals	317,505	299,220	7.3%	6.4%	6.1%
Passenger services	149,292	154,464	3.4%	3.3%	(3.3)%
Maintenance and repairs	309,719	268,894	7.1%	5.7%	15.2%
Air traffic	202,980	206,151	4.7%	4.4%	(1.5)%
Sales and marketing	612,775	605,674	14.1%	12.9%	1.2%
General, administrative and other	176,195	165,172	4.0%	3.5%	6.7%
Salaries, wages and benefits	666,084	725,793	15.3%	15.4%	(8.2)%
Depreciation, amortization, and impairment	230,732	198,660	5.3%	4.2%	16.1%

Total operating expenses	4,142,525	4,424,103	95.0%	94.1%	(6.4)%

Operating profit	218,816	279,468	5.0%	5.9%	(21.7)%
Interest expense	(169,407)	(133,989)	(3.9)%	(2.8)%	26.4%
Interest income	19,016	17,099	0.4%	0.4%	11.2%
Derivative instruments	626	5,924	0.0%	0.1%	(89.4)%
Foreign exchange	(177,529)	10,272	(4.1)%	0.2%	(1,828.3)%

(Loss) profit before income tax	(108,478)	178,774	(2.5)%	3.8%	(160.7)%

Total income tax expense	(31,028)	(50,280)	(0.7)%	(1.1)%	(38.3)%

Net (loss) profit for the year	$(139,506)	$128,494	(3.2)%	2.7%	(208.6)%

Net loss

Our net loss for the year was $139.5 million in 2015, a 208.6% decrease from a net profit of $128.5 million in 2014, primarily as a result of a 21.7%, or $60.7 million, decrease in operating profit, as a consequence of loss on foreign exchange, lower passenger yields and the 37.1% depreciation of the Colombian peso against the U.S. dollar in 2015, causing the dollar-equivalent value of our revenues in Colombian pesos to decrease. We recorded a net loss on foreign exchange of $177.5 million in 2015 compared to a net gain of $10.3 million in 2014, primarily as a result of the write-off of cash in Venezuela of $236.7 million. The carrying amount of cash balances held in Venezuela a of December 31, 2015 was $7.7 million classified in cash and cash equivalents and short-term and long-term restricted cash. During 2015, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $37.4 million, a 66.7% decrease from $112.3 million in 2014. Our operating revenue per ASK (RASK) was 11.5 and 9.8 cents for the years ended December 31, 2014 and 2015, respectively.

Operating revenue

Our operating revenue was $4,361.3 million in 2015, a 7.3% decrease from $4,703.6 million in 2014, as a result of a $404.7 million decrease in passenger revenue, partially offset by a $62.5 million increase in revenue from cargo and other. Our operating revenue per ASK was 9.8 cents in 2015, a 14.5% decrease from 11.5 cents in 2014, primarily as a result of a 17.7% decrease in passenger yield due to increased price competition and the depreciation of the Colombian peso against the U.S. dollar.

Passenger revenue. Our passenger revenue was $3,458.0 million in 2015, a 10.5% decrease from $3,862.7 million in 2014, primarily as a result of a 17.0% decrease in average fare, partially offset by a 7.9% increase in passengers carried. Our passenger load factor increased from 79.4% in 2014 to 79.7% in 2015 while our capacity increased 8.4% in 2015. Our passenger yield decreased 17.7% from 11.8 cents in 2014 to 9.7 cents in 2015. In addition, passenger revenue related to write off decreased 15.2%, and revenue related to miles redemptions decreased 34.9%, offset by an increase of 18.7% in service charges.

Cargo and other. Our revenue from cargo and other was $903.3 million in 2015, a 7.4% increase over $840.9 million in 2014, primarily as a result of a 10.6% increase in cargo and courier revenues, from $564.9 million in 2014 to $624.5 million in 2015.

Our cargo revenues increased in 2015 primarily due to a 14.1% increase in traffic in terms of RTKs (from 1,104 million in 2014 to 1,259 million in 2015), and a 0.6% increase in cargo yields (from 0.442 cents in 2014 to 0.445 cents in 2015). Our cargo capacity increased by 18.8% in terms of ATKs while our cargo load factor decreased from 61.0% in 2014 to 58.5% in 2015.

Our other operating revenues were $278.8 million in 2015, a 1.0% increase over $276.0 million in 2014, primarily as a result of a $4.8 million increase of income related to VIP room utilization. In 2015, LifeMiles revenues accounted for 50.1% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.4%, aircraft leases accounted for 10.8% and other sources such as interline revenues, VIP lounges, duty free sales, vacation packages and other accounted for the remaining 28.7%.

Operating expenses

Operating expenses were $4,142.5 million in 2015, a 6.4% decrease from $4,424.1 million in 2014, primarily as a result of a $339.0 million decrease in aircraft fuel expense, partially offset by a $40.8 million increase in maintenance and repairs expense, a $32.0 million increase in depreciation and amortization, and a $18.3 million increase in aircraft rentals. Other costs decreased $33.8 million. As a percentage of operating revenue, operating expenses increased from 94.1% in 2014 to 95.0% in 2015.

Our operating expenses excluding aircraft fuel cost increased 6.2% as our capacity in ASKs increased 8.4%. As a result, our CASK excluding fuel decreased 6.1% in 2015. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2015	2014	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	2.26	3.28	-31.0%
Salaries, wages and benefits	1.50	1.77	-15.4%
Sales and marketing	1.38	1.48	-6.7%

	Year Ended December 31,
	2015	2014	% Change
	(in US cents)
Ground operations	0.93	0.97	-4.4%
Aircraft rentals	0.71	0.73	-2.1%
Maintenance and repairs	0.70	0.66	6.2%
Depreciation, amortization, and impairment	0.52	0.48	7.1%
Air traffic	0.46	0.50	-9.2%
General, administrative and other	0.40	0.40	-1.6%
Passenger services	0.34	0.38	-10.9%
Flight operations	0.13	0.14	-5.5%

Total	9.31	10.78	-13.6%
Total (excluding fuel)	7.04	7.50	-6.1%

Aircraft fuel. Aircraft fuel expense was $1,006.8 million in 2015, a 25.2% decrease from $1,345.8 million in 2014, primarily as a result of a 30.6% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $3.15 per gallon in 2014 to an average of $2.18 per gallon in 2015, partially offset by a 7.8% increase in fuel consumption during 2015 reflecting a 5.8% increase in our block hours. Our aircraft fuel expense in 2015 was affected by losses of $136.1 million in 2015, from settlements of our fuel hedge instruments. Because our capacity in ASKs increased and our aircraft fuel expense decreased, our cost of fuel per ASK decreased 31.0% in 2015.

Salaries, wages and benefits. Salaries, wages and benefits expense was $666.1 million in 2015, a 8.2% decrease from $725.8 million in 2014, primarily as a result of the positive effect of the devaluation of the Colombian peso against the U.S. dollar (which has the effect of decreasing our salaries, wages and benefits expenses as measured in U.S. dollars because approximately 59.6% of our employees are located in Colombia), partially offset by 2.9% increase in total personnel, from 20,545 at December 31, 2014 to 21,145 at December 31, 2015 (mainly related to growth of our operations during 2015, particularly as a result of the growth in our domestic Colombian operations and increases in temporary personnel due to relocation of some domestic routes within Colombia from Puente Aéreo domestic terminal in Bogotá to El Dorado International Airport) and average salary adjustments based on inflation. In terms of unit cost per ASK, salaries, wages and benefits decreased by 15.4% from 1.77 cents in 2014 to 1.50 cents in 2015.

Sales and marketing. Sales and marketing expenses were $612.8 million in 2015, a 1.2% increase over $605.7 million in 2014, primarily as a result of the growth of the costs related with loyalty services, higher costs of distribution systems explained by an increase in reservations and passenger traffic, partially offset by a decrease of sales commissions, transportation, freight and haulage, contract labor, technical assistance, leases and advertising expenses. In terms of unit cost per ASK, selling expenses decreased 6.7% from 1.48 cents in 2014 to 1.38 cents in 2015.

Ground operations. Ground operations expense was $412.4 million in 2015, a 3.7% increase over $397.6 million in 2014, primarily as a result of a 5.9% increase in departures in 2015 compared to 2014, due to the introduction of new routes and frequencies during 2015. Also contributing to the increase were the growth of landing expense, international cargo handling, transportation, freight and haulage, outsourced services and ramp equipment leases expenses, partially offset by a reduction of non-aeronautical maintenance, infrastructure maintenance, ramp services, building leases and airport facilities. In terms of unit cost per ASK, ground operations decreased 4.4% from 0.97 cents in 2014 to 0.93 cents in 2015.

Aircraft rentals. Aircraft rentals expense was $317.5 million in 2015, a 6.1% increase over $299.2 million in 2014, primarily as a result of our incorporation of two A320s, one A321 and one B787 under operating leases in 2015 and an additional impact of our incorporation of two A320s, four A321s, two A330s and one B787 in 2014 that generated costs for only a portion of 2014 but for the entire year in 2015. In terms of unit cost per ASK, aircraft rentals decreased 2.1% from 0.73 cents in 2014 to 0.71 cents in 2015.

Maintenance and repairs. Maintenance and repairs expense was $309.7 million in 2015, a 15.2% increase from $268.9 million in 2014, primarily as a result of an increase in airframe maintenance expense, heavy checks costs and higher non-recoverable reserves. Also contributing to the increase were an increase in engine maintenance cost and higher expenses for engine return conditions, higher external repairs of minor components, higher repair contracts power by the hour (PBH) cost and higher cost of overhaul made by third parties. These increases were partially offset by a decrease in outstation line maintenance, lower cost of landing gear maintenance and a decrease in cost of transportation of parts and components. In terms of unit cost per ASK, maintenance and repairs increased 6.2% from 0.66 cents in 2014 to 0.70 cents in 2015.

Depreciation, amortization, and impairment. Depreciation, amortization, and impairment expense was $230.7 million in 2015, a 16.1% increase over $198.7 million in 2014, primarily due to aircraft depreciation expense generated by new aircraft under financial leasing agreements, and higher aircraft maintenance tools and on board service equipment depreciation expense. Additionally, amortization of DEPRISA’s office relocation project among higher amortizations of other corporate projects also contributed to the increase, partially offset by a decrease in maintenance deferred amortizations. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 7.1% from 0.48 cents in 2014 to 0.52 cents in 2015.

Air traffic. Air traffic expense was $203.0 million in 2015, a 1.5% decrease from $206.2 million in 2014, primarily as a result of a reduction of penalties, lower interrupted flights and denied boarding compensation expenses. Additionally, there was a reduction of security costs, leases and buildings and contract labor expenses. These decreases were partially offset by an increase in miles promotion, airport facilities, communication systems and baggage claims expenses, and a 5.9% increase in departures and the addition of new routes and frequencies added to our network in 2015. In terms of unit cost per ASK, air traffic decreased 9.2% from 0.50 cents in 2014 to 0.46 cents in 2015.

General, administrative and other. General, administrative and other expenses were $176.2 million in 2015, a 6.7% increase over $165.2 million in 2014, primarily due to higher local tax expense and lower income related to the sale of assets, partially offset by lower communication system expense, specialized training, public services and electronic data processing expenses. In terms of unit cost per ASK, general, administrative and other expenses decreased 1.6% from 0.40 cents in 2014 to 0.40 cents in 2015.

Passenger services . Passenger services expense was $149.3 million in 2015, a 3.3% decrease from $154.5 million in 2014, primarily as a result of as a decrease in on board services expenses and flight attendant travel expenses. In terms of unit cost per ASK, passenger services expense decreased 10.9% from 0.38 cents in 2014 to 0.34 cents in 2015.

Flight operations. Flight operations expense was $58.1 million in 2015, a 2.4% increase from $56.7 million in 2014, primarily as a result of higher specialized training expense due to the introduction of the Boeing 787 Dreamliner, partially offset by the reduction of trainings for Airbus A320 and A330 crews as well as lower crew travel expenses. In terms of unit cost per ASK, flight operations expense decreased 5.5% from 0.14 cents in 2014 to 0.13 cents in 2015.

Operating profit and operating margin

Our operating profit was $218.8 million in 2015, a 21.7% decrease from $279.5 million in 2014. Our operating margin decreased from 5.9% in 2014 to 5.0% in 2015 as a result of our revenues decreasing at a higher rate (7.3%), than our total operating expenses (6.4%), primarily due to lower fares and passenger yields, primarily due to increased competition and the depreciation of the Colombian peso against the U.S. dollar.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $169.4 million in 2015, a 26.4% increase from $134.0 million in 2014, primarily as a result of an increase in new debt to acquire new aircraft as well as more corporate debt acquired primarly tofinance spare engines and a new training facility, partially offset by a decrease of COP-denominated debt as consequence of principal payments of COP denominated bonds. The average interest rate of our debt slightly increased from 4.26% in 2014 to 4.27% in 2015.

Interest income. Interest income was $19.0 million in 2015, an 11.2% increase from $17.1 million in 2014, primarily as a result of a higher amount of deposits, partially offset by a decrease in the average interest rate on deposits at banks from 2.28% in 2014 to 2.01% in 2015.

Derivative instruments. Derivative instruments expense includes the net effect of changes in fair value of derivatives (financial instruments). In 2015 we recognized a $0.6 million gain million gain in fair value of derivative instruments compared to a $5.9 million gain in 2014, primarily as a result of negative variation in the market value of our fuel derivatives instruments.

Foreign exchange. We recorded a net loss on foreign exchange of $177.5 million compared to a net gain of $10.3 million in 2014, primarily as a result of the write-off of cash in Venezuela of $236.7 million, partially offset by the 37.1% depreciation of the Colombian peso against the U.S. dollar, which produced a gain because our average Colombian peso-denominated liabilities exceed our average Colombian peso-denominated assets. The carrying amount of cash balances held in Venezuela as of December 31, 2015 was $7.7 million classified in cash and cash equivalents and short-term and long-term restricted cash.

Provision for income tax expense

Our current income tax expense was $17.3 million in 2015, a 48.8% decrease compared to current income tax expense of $33.8 million in 2014. Our deferred income tax expense was $13.7 million in 2015, a 16.7% decrease from $16.5 million in 2014.

Our total effective tax rate decreased from 28.1% in 2014 to (28.6%) in 2015, primarily due to losses reported in 2015.

Additionally, in Colombia, the international flights income tax credit decreased by 83.5% from 2014 to 2015, mainly due to the decrease of profits and the netting of exempted income of Avianca S.A.

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

Operating revenue

Our operating revenue was $4,703.6 million in 2014, a 2.0% increase over $4,609.6 million in 2013, as a result of a $0.3 million increase in passenger revenue and a $93.6 million increase in revenue from cargo and other revenues. Our operating revenue per ASK was 11.5 cents in 2014, a 3.4% decrease from 11.9 cents in 2013, primarily as a result of a 4.3% decrease in passenger yield and a 10.2% decrease in cargo yield due to increased price competition.

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

Our cargo revenues increased in 2014 despite a 10.2% decrease in cargo yields (from 0.49 cents in 2013 to 0.44 cents in 2014) which was more than offset by a 27.2% increase in traffic in terms of RTKs (from 867 million in 2013 to 1,104 million in 2014) and a 17.7% increase in our cargo capacity in terms of ATKs. As our usage grew at a higher rate than our capacity, our cargo load factor increased from 56.4% in 2013 to 61.0% in 2014.

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

Aircraft rentals. Aircraft rentals expense was $299.2 million in 2014, a 9.3% increase over $273.6 million in 2013, primarily as a result of our incorporation of nine new aircraft (two A320s, four A321s, two A330s and one B787) under operating leases in 2014, plus an operating lease for one B767 for use while the delivery of one B787 was delayed, which contributed to the total number of our aircraft under operating leases increasing from 73 as of December 31, 2013 to 81 as of December 31, 2014. In terms of unit cost per ASK, aircraft rentals increased 3.2% from 0.71 cents in 2013 to 0.73 cents in 2014.

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

Passenger services . Passenger services expense was $154.5 million in 2014, a 7.6% increase over $143.5 million in 2013, primarily as a result of a 6.5% increase in passengers carried and, to a lesser extent, improvements in on-board service and related equipment across our integrated route network and also includes changes related to the grouping of certain expenses and the related presentation of certain line items which changed beginning in the third quarter of 2014 and affect the comparability of these line items against prior periods. In terms of unit cost per ASK, passenger services expense increased 1.6% from 0.37 cents in 2012 to 0.38 cents in 2014.

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

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $133.9 million in 2014, an 18.2% increase from $113.3 million in 2013, primarily as a result of $25.8 million of interest related to $250 million bonds issued in the reopening of our international bonds in 2014, and increase in new debt to acquire new aircraft, partially offset by a decrease in the average interest rate of our debt from 4.5% in 2013 to 4.3% in 2014, and a decrease of COP-denominated debt as consequence of payment of bonds in COP.

Interest income. Interest income was $17.1 million in 2014, a 47.9% increase from $11.6 million in 2013, primarily as a result of a higher amount of deposits, partially offset by a decrease in the average interest rate on deposits at banks from 2.4% in 2013 to 2.3% in 2014.

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

Our consolidated financial statements for the years ended December 31, 2015 and 2014 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2015	2014
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99.00%	99.00%
Trans American Airlines S.A.	Peru	100.00%	100.00%
Vu-Marsat S.A.	Costa Rica	100.00%	100.00%

The financial statements of subsidiaries are included in our consolidated financial statements from the date that control commences until the date that control ceases. Control is established after assessing our ability to direct the relevant activities of the investee, our exposure and rights to variable returns, and our ability to use our power to affect the amount of the investee’s returns. Accordingly we determine that we have control over Getcom International Investments, S.L, Avianca Leasing, LLC and Turbo Aviation Two, Limited.

The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by us.

Our consolidated financial statements also include 52 special purpose entities that relate primary to our company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, our consolidated financial statements include 95 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. We have consolidated these entities in accordance with IFRS 10.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing our consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Business Combination

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. We measure the consideration for an acquisition at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When we acquire a business, we measure at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

We measure goodwill initially at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non-controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After the initial recognition, we measure goodwill at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of our cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

We test goodwill for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which it pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash–generating unit (or group of cash–generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangibles

We initially measured intangible assets acquired at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

We amortize intangible assets with finite lives over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. We reviewed the amortization period and the amortization method for an intangible asset with a finite useful life at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of comprehensive income within depreciation and amortization.

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

Major maintenance and return conditions

Our aircraft maintenance expense consists of aircraft repair and charges related to light and heavy maintenance of our aircraft and maintenance of components and materials. We account for engine overhaul expense by using the deferral method pursuant to which the actual cost of the overhaul is capitalized and then amortized, based on total estimated flying hours of each overhauled engine or based on the remaining months for the return of the engine according to the lease agreement. We record this amortization expense under the operating expenses line item “depreciation, amortization, and impairment.” Routine maintenance expenses of aircraft and engines are charged to expense as incurred.

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

Maintenance deposits

Maintenance deposits refer to payments we make to leasing companies to be used in future aircraft and engine maintenance work. We perform regular reviews of the recovery of maintenance deposits and believes that the values reflected in our consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to us after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that we do not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

Accounting for property and equipment

We measure flight equipment, property and other equipment at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Subsequent costs incurred for major maintenance of aircraft’s fuselages and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in our consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

We review and adjust residual values, amortization methods and useful lives of the assets, if appropriate, at each reporting date.

Lease accounting

As of December 31, 2015, our fleet was comprised of 191 aircraft, 122 of which were owned and 69 were subject to long-term operating leases.

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

Operating leases. We recognize our operating leases as an operating expense in our consolidated statement of comprehensive income on a straight–line basis over the lease term.

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

Derivative financial instruments

We use derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge our foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with our expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the consolidation statement of comprehensive income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

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

Amounts recognized as other comprehensive income are transferred to the consolidated statement of comprehensive income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

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

We use forward currency contracts and cross currency as hedges of our exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in commodity prices.

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

Aircraft leasing. We recognize aircraft operating lease income as other revenue in the consolidated statement of comprehensive income when it is earned, according to the terms of each lease agreement.

Frequent flyer. Our LifeMiles frequent flyer program is designed to retain and increase traveler’s loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on our airlines or our alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels.

Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale, including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” until redemption. Components other than the fair value of gross billings are immediately recognized within “Revenue.” These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

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

Under IAS 19 (issued in June 2011 and amended in November 2013), we determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest cost on the defined benefit obligation;

•	interest income on plan assets; and

•	interest on the effect of the asset ceiling.

New and Amended Standards and Interpretations

We applied, for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2015. The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. IAS 19 requires such contributions that are linked to service to be attributed to periods of service as a negative benefit. The amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. Examples of such contributions include those that are a fixed percentage of the employee’s salary, a fixed amount of contributions throughout the service period, or contributions that depend on the employee’s age.

This amendment is effective for annual periods beginning on or after July 2014. This amendment was not relevant to us, since none of the entities within the Company has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010–2012 Cycle

With the exception of the improvement relating to IFRS 2 “Share-based Payment” applied to share-based payment transactions with a grant date on or after July 1, 2014, all other improvements are effective for accounting periods beginning on or after July 1, 2014. We have applied these improvements for the first time in these Consolidated Financial Statements. They include:

IFRS 2 Share-based Payment

The amendment defines ‘performance condition’ and ‘service condition’ to clarify various issues, including the following:

•	A performance condition must contain a service condition.

•	A performance target must be met while the counterparty is rendering service.

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group.

•	A performance condition may be a market or non-market condition.

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

The clarifications are consistent with how we have identified any performance and service conditions which are vesting conditions in previous periods. In addition, we have not granted any awards during the second half of 2014. Thus, these amendments did not impact our financial statements or accounting policies.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities or assets arising from a business combination must be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). This amendment is consistent with our accounting policy and, thus, this amendment did not impact our policy. Additionally, during 2015 we did not participate in any business combination.

IFRS 8 Operating Segments

The amendment is applied retrospectively and clarifies that:

•	An entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8.12, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

•	The reconciliation of segment assets to total assets is required to be disclosed only if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

We have not applied the aggregation criteria in IFRS 8.12. The Company has determined that it has two operating segment: air transportation and loyalty. No reconciliation of segment assets is required, because it is not reported to the chief operating decision maker.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendments to IAS 16 and IAS 38 are applied retrospectively and clarify that the revaluation can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or,

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

The amendments also clarify that accumulated depreciation/amortization is the difference between the gross and carrying amounts of the asset.

We have opted to adjust the gross carrying amount of the revaluated assets.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for us as it does not receive any management services from other entities.

Annual Improvements 2011–2013 Cycle

These improvements are effective from 1 July 2014 and the Company has applied these amendments for the first time in these Condensed Consolidated Financial Statements. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3.

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

We are not a joint arrangement, and thus this amendment is not relevant for the Company and its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). We do not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, not the description of ancillary services in IAS 40, is used to determine whether the transaction is the purchase of an asset or business combination. This amendment has no impact on our financial statements, because the Company does not hold any investment property.

Standards Issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed below. We intend to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

We are evaluating the impact of IFRS 9 application, mainly regarding to the potential change in measurement and presentation of certain financial instruments, and the impact on the current hedge accounting strategy.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces all existing revenue requirements in IFRS and applies to all revenue arising from contracts with customers, unless the contracts are in the scope of other standards, such as IAS 17. Its requirements also provide a model for the recognition and measurement of gains and losses on disposal of certain non-financial assets, including property, equipment and intangible assets.

The standard outlines the principles an entity must apply to measure and recognize revenue. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 will be applied using a five-step model:

1. Identify the contract(s) with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to the performance obligations in the contract

5. Recognize revenue when (or as) the entity satisfies a performance obligation

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Application guidance is provided in IFRS 15 to assist entities in applying its requirements to certain common arrangements, including licenses of intellectual property, warranties, rights of return, principal-versus-agent considerations, options for additional goods or services and breakage.

Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted.

We are evaluating the impact of IFRS 15 application, and plans to adopt this new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments require an entity acquiring an interest in a joint operation, in which the activity of the joint operation constitutes a business, to apply, to the extent of its share, all of the principles in IFRS 3 and other IFRSs that do not conflict with the requirements of IFRS 11 Joint Arrangements. Furthermore, entities are required to disclose the information required by IFRS 3 and other IFRSs for business combinations. The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by one of the parties to the joint operation on its formation.

Furthermore, the amendments clarify that, for the acquisition of an additional interest in a joint interests in the joint operation must not be remeasured if the joint operator retains joint control.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments to IAS 27 “Separate Financial Statements” allow an entity to use the equity method as described in IAS 28 to account for its investments in subsidiaries, joint ventures and associates in its separate financial statements. Therefore, an entity must account for these investments either:

•	At cost

•	In accordance with IFRS 9 (or IAS 39) or

•	Using the equity method

The entity must apply the same accounting for each category of investment.

A consequential amendment was also made to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 allows a first-time adopter accounting for investments in the separate financial statements using the equity method, to apply the IFRS 1 exemption for past business combinations to the acquisition of the investment.

The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on our consolidated financial statements.

Amendments to IAS 28 and IFRS 10: Sale or contribution of assets between an investor and its associate or joint venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3 Business Combinations. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Amendments to IAS 1: Disclosures initiative

The amendments to IAS 1 “Presentation of Financial Statements” clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The Company is evaluating the impact of IAS 1, and plans to adopt this new standard on the required effective date.

Annual Improvements 2012–2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i) Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.

The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on us.

IFRS 16 Leases

IFRS 16 “Leases” (IFRS 16 or the new standard) was issued in January 2016 to replace IAS 17 “Leases”. Under the new standard lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments to be made over the lease term. The right-of-use asset is initially measured at the amount of the lease liability, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs.

Lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made. The related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 “Property, Plant and Equipment”. For lessees that depreciate the right-of-use asset on a straight-line basis, the aggregate of interest expense on the lease liability and depreciation of the right-of-use asset generally results in higher total periodic expense in the earlier periods of a lease. Lessees remeasure the lease liability upon the occurrence of certain events, such as a change in the lease term or a change in variable rents based on an index or rate; which is generally recognized as an adjustment to the right-of-use asset.

We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $735.6 million as of December 31, 2013, $640.9 million as of December 31, 2014 and $479.4 million as of December 31, 2015.

As of December 31, 2015, we had 14 unsecured revolving credit lines with financial institutions providing for working capital financing of up to $146.8 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $94.0 million as of December 31, 2013, $171.2 as of December 31, 2014 and $80.9 million as of December 31, 2015. As of December 31, 2015 and 2014, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $482.4 million and $273.3 million, respectively, for working capital purposes. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

The average interest rate for all of our financial debt as of December 31, 2015 was approximately 4.3%.

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

In addition, we do not expect our minimum dividend payment policy (15.0% of the distributable profits of each year) to have a significant impact on our liquidity. For 2016, we estimate that our dividend payment will have an effect of approximately $5.7 million, or 1.2% of our total cash and cash equivalents as of December 31, 2015 of $479.4 million. In 2014, the effect was $38.9 million, or 6.1%, of 2014 total cash and cash equivalents and, in 2015 the effect was $70.8 million, or 14.8%, of 2015 total cash and cash equivalents. In 2013, the effect of the dividend payment policy was $36.9 million, or 5.0%, of 2013 total cash and cash equivalents.

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

In 2015, net cash flows provided by operating activities were $363.0 million, a 41.2% increase from $257.1 million in 2014, primarily due to the decrease in accounts receivable of $112.3 million resulting from a decrease of days outstanding which contributed to an increase in operating cash flows because we received more cash from travel agencies selling our tickets, an increase in deposits and other assets of $68.0 million, in addition, a decrease of prepaid expenses of $19.7 million resulting from a decrease of days outstanding, and a $23.4 increase in cash flow generated by expendable spare parts and supplies, air traffic liability, employee benefits and income tax paid, partially offset by our decrease in profitability as a result of a net loss of $139.5 million in 2015 compared to a net profit of $128.5 million in 2014. Net profit after non-cash items was $463.0 million in 2015, a 1.6% decrease from $470.4 million in 2014, primarily due to the impact of a $342.2 million , or 7.3%, decrease in our operating revenues as a result of a 17.7% decrease in yield from 11.8 cents in 2014 to 9.7 cents in 2015 and the write-off of the cash balances held in Venezuela of $236.7 million (the latter of which was partially offset in our cash flow from operations by currency translation adjustment of $177.5 million). Also contributing to the change in our operational cash flow in 2015 compared to 2014 was the decrease in cash flow generated by accounts payable and accrued expenses of $99.7 million resulting from a decrease of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts) and a $10.6 million decrease in cash flow generated by provisions, resulting from provisions relating to return conditions payments of leased aircraft.

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

In 2015, cash flows used in investing activities were $330.5 million, a 33.9% increase from cash flow used in investing activities of $246.9 million in 2014, primarily as a result of an increase in acquisition of property and equipment and an increase in advance payments on aircraft purchase contracts in 2015.

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

In 2015, cash flows provided by financing activities were $18.1 million, a 134.2% increase from cash flows used in financing activities of $52.8 million in 2014, primarily as a result of proceeds from the sale of a minority interest of LifeMiles of $301.4 million, acquisition of new debt of $459.0 ($231.5 million in 2014), partially offset by principal payments of financial obligations of $522.9 million ($365.6 million in 2014), interest payments of $148.5 million ( $131.8 million in 2014) and dividend payments of $70.8 million ($38.9 million in 2014). Also affecting cash flows provided by financing activities in 2014 were proceeds from the issuance of bonds of $250.0 million.

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

As detailed further in the table below, as of December 31, 2015, our total outstanding debt was $3,473.0 million, an increase of $302.4 million over our total debt of $3,170.6 million as of December 31, 2014. Total debt as of December 31, 2015 consisted of $3,060.1 million in long-term debt and $412.9 million in current installments of long-term debt and short-term borrowings. We had 14 unsecured revolving lines of credit with different financial institutions as of December 31, 2015, for a total of $146.8 million. As of December 31, 2015, we had $80.9 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2015 under all of our indebtedness was approximately 4.3%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	89.0%	11.0%	2,313.4	3.12%
Aircraft	Euros	100.0%	0.0%	18.9	2.77%
Corporate	U.S. Dollars	62.5%	37.5%	479.2	3.85%
Corporate	Colombian Pesos	70.4%	29.6%	3.2	9.16%
Bonds	Colombian Pesos	22.9%	77.1%	109.8	12.30%
Bonds	U.S. Dollars	100.0%	0.0%	548.5	7.95%
Local leasing	Colombian Pesos	0.0%	100.0%	0.0	9.61%
Car Loan	Mexican Pesos	100.0%	0.0%	0.0	11.90%

Total		85.0%	15.0%	3,473.0	4.27%

Series B and C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $25.2 million of Series B bonds due 2016 and $84.6 million of Series C bonds due 2019, which we refer collectively as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us.

Beginning on January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBIDAR (net income + noncash (interest) expenses + financial expenses (depreciation and amortization) + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•	after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15.0% of its scheduled debt service projected for such fiscal year.

As of December 31, 2015, Avianca was not meeting the adjusted EBIDAR to debt service ratio for purposes of the Local Bonds. However, this failure does not give holders of the Local Bonds the ability to accelerate this debt.

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

The terms above describe the Local Bonds as amended by Addendum No. 2 to the Local Bonds Prospectus, which was approved by the Colombian Financial Superintendency and the Bondholders Assembly on February 24, 2014 and on December 5, 2013, respectively. Addendum no. 2 primarily increased the flexibility of the covenants initially imposed on Avianca by, among other modifications:

•	expanding the scope of permitted investments in affiliated airlines, by increasing the cap on said investments from 2.5% to 4.0% of the operational income of Avianca during the prior year;

•	including a new exception to the prohibition to secure obligations of third parties, allowing Avianca to secure obligations of its affiliated airlines, provided that certain performance ratings are fulfilled;

•	increasing the maximum amount of dividends that can be distributed (from 12.0% to 20.0% of the EBITDA for the prior year); and

•	increasing the leverage ratio from 3.5x to 4.5x.

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

As of December 31, 2015, our total fleet contained 191 aircraft (including three F100s aircraft we lease to OceanAir, three A319s and one A330F subleased to OceanAir and four inactive aircraft) comprised of 179 passenger aircraft and 12 cargo aircraft, 69 of which were subject to operating leases, and 122 which were owned. Of the 122 owned aircraft, 14 are owned outright, 78 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs in Europe or EXIMs in the United States, and 30 have been financed with loans without ECA/EXIM guarantees. During 2015, we financed the purchase of eight additional jet aircraft with the issuance of guaranteed notes and loans through a private placement vehicle and four regional aircraft with loans provided by commercial lenders with the support of guarantees issued by ECAs for an aggregate amount of $412.7 million. These loans mature in 2027.

Under the terms of our commercial bank loans with guarantees from ECAs, we currently obtain an 80.0% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to LIBOR. Typically aircraft are financed either through commercial debt with an export credit agency guarantee or through private placements in bundles of three to five aircraft to optimize legal fees and to obtain competitive prices. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks and private investors in the U.S. and Europe.

The following table shows our outstanding fleet financing debt by financial institution, ECA guaranteed loans and direct financial loans, as of December 31, 2015:

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
			(in millions of US$)
Barclays	109.0	—	—	—	109.0
BNDES	—	—	81.8	—	81.8
BNP Paribas	243.5	164.6	—	96.0	504.2
Calyon	25.8	—	—		25.8
CFC	—	—	—	4.8	4.8
Citibank	197.2	—	—	—	197.2
PEFCO	—	4.1	—	—	4.1
JP Morgan	638.7	—	—	—	638.7
KFW	—	—	—	24.4	24.4
Natixis	109.3	—	—	44.0	153.2
HSBC	76.8	—	—	—	76.8
Textron Aviation	—	—	—	3.7	3.7
Other Investors	—	—	—	508.7	508.7

Total	1,400.3	168.7	81.8	681.5	2,332.3

Subsequent to the combination of Avianca and Taca, we agreed with the ECAs on a standard transaction structure, or the Avianca-ECA Structure, based on the then-current Avianca structure, to be used in all ECA-supported deliveries. The documentation for Avianca and Taca aircraft delivered prior to the combination was subsequently restructured to harmonize it with the agreed post-combination structure. In addition, with the exception of the structure used for the pre-combination Taca deliveries, these financings impose certain restrictions on us and require us to maintain compliance with certain financial covenants.

The agreed Avianca-ECA Structure, which applies to post-combination Avianca deliveries, post-combination Taca deliveries and pre-combination Avianca deliveries, requires us to maintain compliance with financial covenants. Under these covenants, we must maintain an EBITDAR coverage ratio of not less than 2.00 to 1.00. Additionally, these financial covenants require that we maintain a capitalization ratio of not more than 0.86 to 1.00 and a minimum cash level of $350 million.

Avianca anticipated and communicated to all related parties that it will likely fail to comply with the requirement to maintain a minimum EBITDAR Coverage Ratio of (i) 2.00:1.00 for the period commencing January 1, 2015 and ending December 31, 2015. The ECA facility agent, on behalf of the ECA lenders, agreed that any obligation of a guarantor under any ECA transaction document to ensure that the EBITDAR coverage ratio shall not be less than 2.00 to 1.00 for the year ending December 31, 2015 shall be waived strictly on the following condition:

•	the EBITDAR Coverage Ratio for the year ending December 31, 2015 shall not be less than 1.45 to 1.00.

The Avianca-ECA Structure also imposes a negative pledge on us which prevents us from creating or permitting any security interest over any of our assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than fifty per cent (50.0%) of our issued capital stock (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

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

The Senior Notes may be redeemed at our option, in whole or in part, at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, if any, to the date of the redemption, as described in the offering memorandum document. In addition, prior to May 10, 2016, we may redeem up to 35.0% of the Senior Notes from the proceeds of certain qualifying equity offerings at a price of 108.375% of the principal amount thereof. The Senior Notes may also be redeemed in whole, but not in part, at 100.0% of their principal amount, plus accrued and unpaid interest upon the occurrence of specified events relating to tax laws and as described in the offering memorandum relating to the Senior Notes. In addition, we have the option to redeem some or all of the Senior Notes at a price equal to 100.0% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest at any time prior to May 10, 2017.

Taca International Credit Agreement

Taca International is party to a credit agreement, dated June 16, 2015, or the Taca International Credit Agreement, with Banco de Bogotá, Banco de Occidente and BAC International providing for borrowings of $245,000,000. These borrowings accrue interest at three-month LIBOR plus 3.9% and are repayable in quarterly installments over a seven-year term, with two years grace period.

New Aircraft and Engine Purchases

As of December 31, 2015, we had entered into several agreements to acquire up to 8 Boeing 787s for delivery between 2016 and 2019 and 141 Airbus A320 family aircraft for delivery between 2016 and 2025. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery, according to each contractual obligation.

The following table sets forth our firm contractual deliveries currently scheduled through 2025:

Aircraft Type	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787	3	2	—	3	—	—	—	—	—	—	8
Airbus A319S	2	—	—	—	—	—	—	—	—	—	2
Airbus A320S	2	—	—	—	—	—	—	—	—	—	2

Aircraft Type	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Airbus A321S	1	—	—	—	—	—	—	—	—	—	1
Airbus A319 neo	—	—	3	5	4	4	3	3	3	3	28
Airbus A320 neo	—	—	2	3	14	17	15	15	14	12	92
Airbus A321 neo	—	2	—	—	2	2	2	2	3	3	16

Total(1)	8	4	5	11	20	23	20	20	20	18	149

(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners and 15 ATR72s. In April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft with deliveries between 2019 and 2024, which are included in the contractual delivery schedule set above. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2016 and 2025.

The Company also has 8 firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The following table sets forth our firm contractual engines deliveries currently scheduled through 2020:

Engine Type	2016	2017	2018	2019	2020	Total
Max Spare Trent 1000-D	—	1	—	—	—	1
CFM56-5B3	1	—	—	—	—	1
CFM56-5B4	—	1	—	—	—	1
LEAP-1A24	—	1	2	—	—	3
LEAP-1A26	—	—	—	1	1	2

Total(1)	1	3	2	1	1	8

Pension Liabilities

We update the value of our pension plan liabilities at each reporting period based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of December 31, 2015, we had outstanding retirement pension plan and employee benefits obligations in the amount of $160.6 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa.

See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

Restrictions on Repatriation of Cash from Venezuela

On December 31, 2015, we held $18.3 million in assets located in Venezuela, of which 41.7% were cash and cash equivalents. On a consolidated basis, our cash and cash equivalents in Venezuela represented 1.6% of our total cash and cash equivalents, and our total assets in Venezuela represented approximately 0.3% of our total assets, in each case as of December 31, 2015. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We recently recognized a significant loss related to cash balances in Venezuela and we still have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

C.	Research and Development, Patents and Licenses

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States. We decided to register Avianca Holdings S.A. as the owner of the new figurative trade mark while Avianca S.A. remains the owner of AVIANCA’s trade mark.

Both, the figurative and the nominative trademark Avianca, are currently used to identify the business of all operating airlines in all the territories from the commercial standpoint, except for Brazil and Guatemala where some regulatory authorizations are pending.

We use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc., to identify our Colombian courier services. We use Avianca Express trademark to identify international courier services from the United States to Colombia under a license agreement and we also have a franchise agreement by which we use the Avianca Express trademark to commercialize courier services from Spain to some Andean countries. We began the use of Avianca Cargo trademark to identify the international cargo services provided by the subsidiary companies Tampa Cargo S.A.S. and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary Life Miles B.V., to identify our frequent flyer program. We license the new figurative trade mark and the Avianca trademark to OceanAir Linhas Aereas S.A., a Brazilian company. All of our material trademarks are registered with the trademark office in different jurisdictions as required by our commercial needs.

Information Technology

During 2010 to 2012 we completed the successful implementation of the first phase of our Enterprise Transformation Project (“ETP”). In this phase we standardized our commercial and passenger processes, services and platforms. This effort included all of our airline subsidiaries which were certified under the industry leading suite “Amadeus Altea.” During 2013-14 we completed the second phase of our ETP which included call center consolidation as well as the implementation of our single commercial code. Additionally, our IT group completed the technical readiness requirements which enabled the company to incorporate the Boeing 787 into our fleet (e-enabling). During 2015 we implemented our unified MRO Next generation software solution. As part of our strategic planning for 2016, we are focused on the successful homogenization and implementation of our flight operations platforms, as well as continuing to deploy our new unified ERP.

D.	Trend Information

During 2016, we currently expect to continue growing our passenger, cargo and loyalty business segments. However, we expect to continue to face competition, soft macroeconomic conditions in Latin America, and depreciated local currencies, which may put pressure on market yields. Furthermore, we expect our capacity for 2016 to increase between 3.0% to 5.0%, as the capacity deployed during 2015 to Europe and the Colombian domestic markets continue to mature. Our capacity, measured in ASKs, increased 8.4% during 2015 compared to 2014. In addition, our passenger traffic, measured in RPKs, grew 8.8%, reaching a consolidated load factor of 79.7%, surpassing the 2014 load factor by 0.3 percentage points. The latter was partially offset by a 17.7% decrease in yields when compared to 2014. As a result, total operating revenues for 2015 decreased 7.3% to $4,361.3 million, mainly driven by a 10.5% decrease in passenger revenues that was partially offset by an increase of 7.4% in cargo and other revenues.

We also expect expenses to decrease over the course of the year compared to 2015, due to lower fuel costs and the cost control initiatives implemented during 2015. Moreover, cost controls will continue to be key within our adjustment process in order to ensure profitable long-term results. Over the next coming quarters, we plan to benefit from our brand new maintenance and training facilities, which we expect to have fully operational during the first half of 2016. We will continue to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational and administrative productivity through the standardization of our technology platform, productivity improvements in airports and implementing additional new administrative cost optimization initiatives.

Fuel prices have remained volatile to date in 2016. In addition, geopolitical conflicts, especially between Saudi Arabia and Iran may put pressure on international fuel prices, which is significant to us because fuel costs represent approximately 24.0% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

In our loyalty business, we expect to continue to grow our member-base as we expand to other potential markets. Moreover, we will continue to enhance the value proposition for our customers as we continue to expand the range of products and services in which our members are able to earn and redeem their LifeMiles. Furthermore, during 2016 we expect to continue to consolidate the LifeMiles loyalty program as a leader in loyalty coalition programs in Latin America.

In our cargo business, we seek to continue to optimize the use of the capacity that we have already deployed over the past 12 months. In furtherance of that goal we anticipate further harmonizing our cargo network with Aerounion in Mexico as well as our commercial partnership in Brazil. We expect export flows from Latin America to continue to recover as the currency depreciation across the region continues to create a competitive advantage. We will continue to monitor the cargo market trends in order to explore new opportunities as well as to react to potential changes in the business environment. Finally, we will continue to optimize the utilization of passenger aircraft bellies with the objective to maximize synergies associated to our integrated passenger cargo business model.

E.	Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2015, 66 of the 180 aircraft in our operative fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2015, the balance of our aircraft off-balance sheet arrangements was $981.8 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2015 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ millions)
Aircraft and engine purchase commitments(2)(3)	18,274.4	985.6	1,342.6	3,880.2	12,066.0
Aircraft operating leases	981.8	253.4	351.2	249.3	127.9
Engine operating leases	4.8	3.9	0.8	—
Aircraft debt(4)	2,332.3	260.3	539.5	507.5	1,025.0
Bonds	658.2	25.1	55.3	577.8	—
Other debt	482.4	127.5	107.4	117.9	129.6
Interest expense	672.7	148.8	254.1	172.1	97.7

Total	23,406.6	1,804.6	2,650.9	5,504.8	13,446.2

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2016, 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2016 and 2025.
(4)	Includes obligations under debt used to finance owned and finance leased aircraft.

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

•	Airbus – We have 141 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2016 and 2025. Under the terms of these agreements to acquire Airbus aircraft, we must make pre delivery payments to Airbus on predetermined dates.

•	Boeing – We have eight firm orders for the acquisition of B787 aircraft with deliveries scheduled between 2016 and 2019 as well as 10 purchase options.

•	ATR – We have up to 15 purchase options.

•	Other – We have eight firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The value of the final purchase orders is based on the aircraft list price (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2015, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized above. Advance payments are subsequently applied to aircraft acquisition commitments.

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

The current board of directors was elected at a shareholders’ meeting held on March 31, 2016. Its term expires in March 2017. The table below lists our directors:

Name	Position	Age	Nationality
Germán Efromovich	Chairman of the Board of Directors	66	Brazilian and Colombian
Roberto José Kriete	Director	63	Salvadoran and Colombian
José Efromovich	Director	61	Brazilian and Colombian
Alexander Bialer	Director	69	Brazilian
Raul Campos	Director	69	Brazilian
Isaac Yanovich	Director	72	Colombian
Alvaro Jaramillo	Director	64	Colombian
Juan Guillermo Serna	Director	61	Colombian
Ramiro Valencia	Director	70	Colombian
Monica Aparicio Smith	Director	62	Colombian
Oscar Darío Morales	Director	63	Colombian

Mr. Germán Efromovich has been the Chairman of our board of directors since August 2013. Mr. Efromovich has served as our director since February 2010 and has acted as a director of Avianca since December 2004. He was appointed as Chairman of the board of directors in August 2013. Mr. Efromovich was appointed as our director by Synergy pursuant to an agreement entered into between the two principal holders of our common shares, Synergy and Kingsland, or the Shareholders’ Agreement, which was replaced by the Joint Action Agreement effective November 5, 2013. Mr. Efromovich together with his brother José indirectly control Synergy, our largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. Mr. Efromovich holds a Bachelor Degree in mechanical engineering from the University of Brazil, FEI, São Paulo. He also serves as director and executive officer of Synergy Group Corp. Mr. Germán Efromovich is Mr. José Efromovich’s brother.

Mr. Kriete served as the Chairman of our board of directors from February 2010 to August 2013 and was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Mr. Kriete was initially appointed as our director by Kingsland pursuant to the Shareholders’ Agreement. Under the Joint Action Agreement, Kingsland has a right to appoint Mr. Kriete as our director so long as Kingsland holds at least 1.0% of our outstanding common stock. Mr. Kriete is the Chairman of Kingsland Holdings Limited, our second largest shareholder. Mr. Kriete holds a masters in business administration from Boston College and a degree in economics from the University of Santa Clara. Mr. Kriete currently serves as President of the Kriete Investment Company Group and President of the Gloria de Kriete Foundation as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economica y Negocios (ESEN). He has extensive experience in the airline industry as founder and Member of the Board of Directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA).

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

Executive Officers

We are managed by a board of directors and our executive officers. Our chief executive officer is appointed by our board of directors. The other executive officers are selected by the chief executive officer. On March 25, 2014, our Articles of Incorporation were amended to designate, as one of our executive officers, a vice-president of revenue who acts as Chief Revenue Officer. . In January 2016, Fabio Villegas Ramirez formalized his resignation as CEO of Avianca Holdings. The Board of Directors in a meeting held on January 12, 2016, appointed Mr. Alvaro Jaramillo as Interim Chief Executive Officer. Later, on March 31, 2016, the Company announced the appointment of Mr. Hernan Rincon as the new Chief Executive Officer (CEO), who officially assumed control of his position on April 4, 2016. The table below sets forth our executive officers:

Name	Position	Age	Nationality
Hernán Rincón Lema	Chief Executive Officer	63	Colombian
Gerardo Grajales López	Executive Vice-President and Chief Financial Officer	53	Colombian
Estuardo Ortiz	Executive Vice-President and Chief Revenue Officer	45	Guatemalan
Santiago Andrés Diago Heilbron	Executive Vice-President and Chief Operating Officer	48	Colombian
Elisa Murgas	General Secretary, Vice-President of Legal Affairs	62	Colombian
Eduardo Asmar	Vice-President of Corporate Planning	51	Colombian
Ana María Rubio	Vice-President of Human Resources	44	Colombian
Milton Solano	Vice-President of Accounting Shared Services	53	Salvadoran
Matthew Vincett	Chief Executive Officer of LifeMiles B.V	44	Canadian

Mr. Rincon has served in companies of technology and telecommunications industries such as Microsoft, Ferag Americas, Cocelco and Grupo Unysis. Mr. Rincón holds a Bachelor of Arts degree in Mathematics and Computer Science from the State University of New York and a Master of Science degree in Industrial Engineering from the Universidad de los Andes, in Colombia. Mr. Rincon also holds a Masters degree from Harvard’s John F. Kennedy School of Government, where he was a member of the prestigious Edward S. Mason Fellowship.

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

Ms. Rubio has served as our Vice President, Human Resources since July 2015. She holds a Bachelor Degree in Business Administration and Finance from Universidad de los Andes in Bogotá, Colombia and has a post-graduate degree in human resources from the same university. Prior to her service in Avianca, Ms. Rubio served as Human Resources Director at Merck´s KGaA for Latin America, where she was in charge of 21 countries from 2010 to 2015. Prior to that, she was the Human Resources Vice President of Copa Airlines Colombia from 2006 to 2010.

Mr. Solano has served as our Vice President of Accounting Shared Services (Principal Accounting Officer) since February 2010 and was Taca’s Financial Services Director from 2001 to 2009. Prior to that, Mr. Solano served in several financial management positions in Taca from 1996 to 2001. Prior to joining Taca, he spent seven years as Finance Manager with British American Tobacco and previously had a successful career as Audit Manager in KPMG. Mr. Solano has a degree in Accounting and Auditing from the Universidad Centroamericana José Simeón Cañas in El Salvador and a post-graduate degree in Business Administration from the Pontificia Universidad Católica de Chile.

Mr. Vincett has served as Chief Executive Officer of LifeMiles B.V., our loyalty business unit, since 2015. He was our Vice-President of our loyalty business unit since 2010, where he led the integration of the loyalty areas of Avianca and Taca, the creation and development of the LifeMiles program and the spin-off of our loyalty business unit. Prior to his tenure at Avianca, Mr. Vincett served as Commercial Vice President and Regional Airlines Vice President at Taca. He holds a Bachelor of Arts from the University of Western Ontario in Canada and a Masters in Business Administration from the Institut Européen d’Administration des Affaires (INSEAD) in France.

The business address for all of our directors and senior management is c/o Avianca, Avenida Calle 26, No. 59—15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

B.	Compensation

In 2015, we paid approximately $4.6 million in aggregate cash compensation to our executive officers. In addition, in 2015 we paid approximately $1.3 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2015, pursuant to an agreement entered into in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on a total of 1,126 of our domestic and international flights. We anticipate allowing such family members a similar number of free flights in 2016. We have not set aside any funds for future payments to executive officers or directors.

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

We had accrued pension benefits and employee benefits of $160.6 million, $222.7 million and $328.7 million as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

Compensation Plan

On March 15, 2012, we adopted an executive compensation plan linked to the trading price of our preferred shares listed in the Colombian Stock Exchange, or the Compensation Plan, for the benefit of the members of our board of directors, our Chief Executive Officer, our Chief Financial Officer, our Executive Vice-President and Chief Operations Officer and our General Secretary, Vice-President of Legal Affairs as well as for the benefit of certain Vice Presidents and Division Directors of Avianca, Taca International, Taca Costa Rica, Trans American Airlines, Tampa Cargo, LACSA, Aerogal and Technical and Training Services, or the Beneficiaries. Payments due to the Beneficiaries under the Compensation Plan will be effected by an autonomous trust managed by Fiduciaria Bogotá, a Colombian trust company (sociedad fiduciaria).

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

The Compensation Plan has a four-year term, starting as of March 15, 2012 and ending on March 15, 2016. The Compensation Plan includes four accreditation dates (March 15, 2013, March 15, 2014, March 15, 2015 and March 15, 2016) on which the Beneficiaries are given the right to redeem their bonus trust units. At each accreditation date, the Beneficiaries will have a five-year term to redeem 25% of their respective bonus units. The first tranche vested on March 15, 2013, however,no rights have been redeemed as of December 31, 2015 because our stock had not reached the established strike price.

Accreditation Dates	Redemption period
March 15, 2013	From March 16, 2013 until March 15, 2018
March 15, 2014	From March 16, 2014 until March 15, 2019
March 15, 2015	From March 16, 2015 until March 15, 2020
March 15, 2016	From March 16, 2016 until March 15, 2021

The Compensation Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings, S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP5,000.

On November 5, 2013, the Company listed its ADSs on the New York Stock Exchange. As a consequence, the terms of the Compensation Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will be (i) the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Compensation Plan and $15, and (ii) divided by eight, considering that each ADS represents eight preferred shares, and multiplying the resulting amount by the exchange rate of COP1,901.22 per $1 (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect the first tranche which vested on March 15, 2013.

Additionally, the Company issued 1,840,000 new awards, or the New Awards, to the Board of Directors and certain executives on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Compensation Plans.

As of December 31, 2015, 18,026,158 awards were outstanding. A summary of the terms of the 1,840,000 New Awards is as follows:

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

Our board of directors is currently comprised of eleven members. The terms of each of our current directors will expire in March 2017. See “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management.” None of our directors has entered into any service contract with us.

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

Compensation Committee

Our compensation and human resource committee consists of Mr. Roberto Kriete, Mr. Ramiro Valencia Cossio, Ms. Monica Aparicio, Mr. Isaac Yanovich and Mr. José Efromovich. Our compensation committee provides assistance to our board of directors with respect to the compensation of our directors, executive officers and employees. Our compensation committee recommends to our board of directors the basic compensation policies that it believes should be undertaken by us with respect to our executive officers and employees and also recommends the objectives that should be taken into account in connection with the compensation of our directors and executives officers.

Financial Committee

Our financial committee consists of Mr. Roberto Kriete, Mr. Juan Guillermo Serna, Mr. Alvaro Jaramillo, Mr. Oscar Dario Morales and Mr. Alexander Bialer. This committee is responsible for setting our financial and risk management policies. Our financial committee is also empowered to provide recommendations to our board of directors with respect to our capital structure.

D.	Employees

As of December 31, 2015, we had a total of 21,145 employees, including cooperative members that provide certain ordinary-course services. As of December 31, 2015, the cooperatives with which we had contractual arrangements had approximately 5,112 cooperative members in Colombia. These cooperative members are not employed by us, and our contractual obligations run to the cooperatives and not to their members.

Approximately 59.6% of our employees are located in Colombia, 7.2% in Peru, 4.8% in Ecuador, 15.5% in El Salvador, 5.6% in Costa Rica and 7.3% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2015	2014	2013	2012	2011
Pilots	1,949	1,999	1,774	1,693	1,652
Flight attendants	3,348	3,179	2,818	2,782	2,427
Mechanics(1)(2)	2,148	2,159	1,681	1,971	1,855
Customer service agents, reservation agents, ramp and other(2)	8,337	9,303	8,662	6,730	6,997
Management and clerical(2)	5,363	3,905	4,218	4,895	4,429

Total employees	21,145	20,545	19,153	18,071	17,360

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

	December 31,
	2015	2014	2013	2012	2011
Mechanics	684	821	682	574	616
Customer service agents, reservation agents, ramp and other	4,090	3,476	3,576	3,243	3,298
Management and clerical	338	316	111	132	1,094

Total cooperative members	5,112	4,613	4,369	3,949	5,008

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

Colombia

In Colombia, approximately 20% of our 6,370 employees, including 39% of our 1,212 pilots, are unionized as of December 31, 2015. The remainder of our employees in Colombia are members of our voluntary benefits program. We believe we generally maintain good relations with our union and non-union employees, and have not experienced material work stoppages for the past nine years. There are currently eight unions covering our employees in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators,

the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On October 8, 2013, we successfully concluded negotiations with our non-unionized Colombian pilots and reached an agreement to modify the terms of our voluntary benefits program with them. On October 25, 2013, the new voluntary benefits program went into effect. These non-unionized pilots represent approximately 62% of our pilots in Colombia. This agreement with the non-unionized Colombian pilots includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. We estimate that this new compensation system will result in an approximately 11% increase in salaries for these pilots, which will be retroactive to March 2013, but if the variable compensation goals are achieved, we believe other cost savings will result that will contribute to offset the increased salary costs associated with such agreement.

Simultaneously with our negotiations with the non-unionized Colombian pilots, we offered an increase in extra-benefits in the terms of such voluntary benefits program to the Colombian Association of Civil Aviators, or ACDAC, in the context of our ongoing negotiation of the terms of a new collective bargaining agreement. On October 8, 2013, ACDAC stepped aside and terminated negotiations with us. The prior collective bargaining agreement we had with ACDAC expired in March 2013, so the collective bargaining agreement between us and this union was automatically extended to a six-month period by law. Pursuant to a judicial order, we were required to resume our suspended negotiations with ACDAC on March 21, 2014. No agreement was reached during these negotiations, which expired on April 10, 2014.

Pursuant to a recent judicial order, we were required to begin negotiations with the Colombian Union of Air Transportation Workers (SINTRATAC). In October 2014, we were negotiating a new collective bargaining agreement with SINTRATAC. On May 15, 2015, the Ministry of Labor denied SINTRATAC’s request to go to arbitration. On September 24, 2015, SINTRATAC withdrew the terms of a new collective bargaining agreement. On September 25, 2015, SINTRATAC submitted to Avianca the terms of a new collective bargaining agreement, but we were unable to reach an agreement and SINTRATAC has not yet submitted a new request to go to arbitration. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting confirmation of a binding arbitration award to resolve this dispute.

Meanwhile, on August 14, 2015, the National Workers Union of Avianca, the National Union of Aircraft Industry Workers and Avianca signed a new collective bargaining agreement which will remain in place for five years and we expect negotiations will resume in June 2020.

The Association of Tampa Cargo Workers (ASOTRATAMPA) and Tampa signed a new collective bargaining agreement, on November 19, 2015, which will remain in place for three years and we expect negotiations will resume in June 2018.

Other Countries

There are currently five unions in three different countries covering 5% of our 8,544 employees outside Colombia. Only two of them will be subject to negotiations in 2016, the Workers Union of Trans American Airlines –SINTAITRA, and the Pilots Union of Trans American Airlines, -SIPTRA. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our union and non-union employees, in all countries. We currently do not have any material labor claims and have not experienced material work stoppages for the past sixteen years.

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

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of shares in us held by Synergy and Mr. Roberto Kriete may be deemed to have beneficial ownership of shares in us held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” As of March 31, 2016, each of the other members of our board of directors and our executive officers owns less than one percent of our preferred shares and of our common shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2016.

	Beneficial ownership (as of March 31, 2016)
	Common Shares	%	Preferred Shares(3)%
Synergy Aerospace Corp(1)	516,000,000	78.1%	—	—
Kingsland Holdings Limited(2)	144,800,003	21.9%	—	—
Directors and officers	—	—	26,225	0.01%
Other	—	—	340,481,692	99.99%
Total	660,800,003	100.0%	340,507,917	100.0%

(1)	A company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group Corp. a company also constituted in Panama. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares. A majority of the common shares owned by Synergy have been pledged to secure loans from third parties.
(2)	Special purpose company incorporated according to the laws of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares held by Fidubogota on behalf of us.

Approximately 33.6% of our outstanding capital stock (not including preferred stock held by us) is represented by our preferred shares, including the preferred shares represented by the ADSs, and approximately 78.1% and 21.9% of our common shares are held by Synergy and Kingsland, respectively.

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

On November 27, 2014, Synergy Aerospace Corp converted 5,000,000 common shares into preferred shares.

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

As of February 29, 2016, there were no record holders of our common shares in the United States. It is not practicable for us to determine the number of holders of our preferred shares in the United States.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules) which comply with transfer pricing rules applicable in the corresponding jurisdictions and Corporate Governance Policies.

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

The initial one-year term of the Option Agreement was extended twice and expired on June 30, 2010. On December 30, 2010 the parties to the Option Agreement entered into an agreement to restructure the payment obligations to Avianca and its subsidiaries that became due and payable upon expiration of the Option Agreement. Pursuant to this restructuring agreement, SpSYn assumed OceanAir’s obligation to repay the full amount of its debt owing to Avianca and its subsidiaries (approximately $60.7 million) as follows: $5.0 million upon signing of the termination agreement, $12.0 million on December 31, 2011, $18.0 million on December 31, 2012 and $25.7 million on December 31, 2013. The unpaid amount of such debt bore interest at a rate of three-month LIBOR plus 5.5%. Synergy Group, Germán Efromovich and José Efromovich each guaranteed SpSYn’s obligation to repay such debt. This payment schedule was amended initially on December 30, 2011 and again on February 28, 2012 so that the debt was payable as follows: $6.6 million on March 30, 2012, $10.6 million on December 31, 2012, $15.9 million on December 31, 2013 and $22.6 million on December 31, 2014.

The $6.6 million payment due on March 30, 2012 was paid on such date. On February 28, 2012, Avianca executed an agreement to purchase from Synergy Group a share of a real property in Bogotá, Colombia, which both parties had acquired jointly in 2007. Avianca agreed to offset the COP12,666 million purchase price of the share (approximately $7.2 million) against the outstanding balance of the debt of SpSYn under the termination agreement. The balance of the $10.6 million payment due on December 31, 2012 was paid on such date. On December 3, 2013 a public deed was granted which formalized the transfer to Avianca of the share on the real property previously owned by Synergy except with respect to one piece of land which is pending to be released from a foreclosure action by a third party. We continue advancing with the commercial efforts to achieve the consummation of the sale of this property.

On December 31, 2014, the $22.6 million payment became due under the termination agreement but was not received. On March 24, 2015, we entered into an agreement with SpSYn and the other parties under the termination agreement whereby Synergy committed to make this payment (plus interest accruing at LIBOR plus 5.5%), with the dividends paid by Avianca on October 2015 and 2016. On October 23, 2015 Synergy made a total payment amounting to $11.0 million, which includes $1.2 million of accrued interest at the payment date. The remaining $12.8 million will be paid in 2016 (plus interest accruing at LIBOR plus 5.5%).

Compensation for Delay in Delivery of Aircraft

In March 2015, we agreed with Synergy to receive a compensation payment for the delay in the delivery of an Airbus A330F aircraft in the amount of $5.3 million (plus interests accruing at LIBOR plus 5.5%). On October 23, 2015 Synergy paid the agreed amount, including interest in the amount of $0.4 million.

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

Lease and sublease of aircraft to and from OceanAir

As of December, 2015, we leased three Fokker-100s to OceanAir through several trusts administered by Wilmington Trust Company, of which our subsidiary, Aviation Leasing Services Investments S.A., or ALS, is the beneficial owner. These leases expired on April 15, 2016.

In addition, as of December 31, 2015, we subleased 3 Airbus 319s to OceanAir. The subleases are scheduled to expire on April 7, 2016, May 4, 2022 and July 2, 2020, respectively. OceanAir is required to make lease payments of $363,893, $327,000 and $339,000 per month, respectively, for the three aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. As of December 31, 2015, $5.5 million of lease payments from OceanAir were past due. On March 24, 2015, we reached an agreement with OceanAir whereby OceanAir will pay us a total amount of $6.5 million (plus interest accruing at LIBOR plus 5.5%), which includes the past due payments on leases and other services to settle these agreements. On October 23, 2015, OceanAir made a total payment amounting to $6.8 million, which includes $0.3 million of accrued interest at the payment date.

During the first half of 2014 we subleased an A330F to OceanAir and entered into a block space international cargo operations agreement and an intermediary commercial agreement for domestic cargo operations in which OceanAir is the operator in both the domestic and international markets.

Passenger sales agency and code sharing agreements with OceanAir

Since September 1, 2012, OceanAir Lihnas Aereas S.A. has been acting as a general sales agent for passenger transportation services for Avianca, Trans American Airlines S.A. and LACSA in Brazil. Under an agreement we have entered into with OceanAir, OceanAir has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. OceanAir is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment of approximately $2.8 million to cover its expenses. There are other ancillary services provided related to legal representation and management of passengers claims. OceanAir has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefor are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

Under an agreement effective March 15, 2010, our subsidiary Avianca Inc. acts as promotion and sales agent for passenger and cargo transportation services and as sales and purchase agent for aeronautical materials and services for OceanAir in the United States and Canada. Avianca Inc. is paid a commission of 1.0% of net sales made by travel agencies, OceanAir’s web portal and Avianca Inc.’s ticket offices in the United States and Canada. In addition, Avianca Inc. is paid a fee equal to 3.0% of the operational and administrative expenses it incurs in performing its services as sales and purchase agent. This agreement automatically renews annually unless either party gives notice of termination 60 days in advance of the termination date.

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

Other arrangements with OceanAir

We also have airport services agreements with OceanAir to support check in and dispatch of passengers at the different airports where Avianca, Trans American Airlines S.A. and LACSA operate.

Arrangements with affiliated service providers

We pay certain of our affiliates for services related to maintenance, cargo and courier services, hotel accommodation services, personnel ground transportation and other services. Empresariales S.A.S., an affiliate of Synergy, provides ground transportation for our crew and other employees. Transportadora del Meta S.A.S., an affiliate of Synergy, provides ground cargo and courier services in connection with our cargo and courier business. Global Operadora Hotelera S.A., entity controlled by a foundation created by Germán Efromovich, provides hotel accommodation services for our crew and other employees. Aeromantenimiento S.A., an affiliate of Kingsland, provides us with maintenance services related to our fleet. All of these arrangements comply with transfer pricing rules applicable in the corresponding jurisdictions and were approved by a majority of our independent directors.

During the year ended December 31, 2015, our total expenses related to services provided by these affiliates was $46.7 million.

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

In the event that Kingsland exercises any of its veto rights above, Synergy has the option to deliver a buyout notice with respect to 100 million of our common shares held by Kingsland, or if Kingsland owns less than 100 million common shares, all such common shares, or the Buyout Shares. After the issuance of a buyout notice, Kingsland and Synergy will attempt to come to a mutual agreement regarding the matter with respect to which Kingsland exercised its veto. If all necessary Board and stockholder approvals are obtained and the matter is not resolved prior to the later of the 21st day after of the issuance of the buyout notice or the third business day after the Board or stockholder approval, or the Buyout Determination Date, Synergy may purchase the Buyout Shares at a price per share equal to the weighted average price per preferred share (as derived from the price per ADS) during the 60 trading days immediately prior to the date on which Kingsland exercised its veto plus a premium. Synergy also has the option to withdraw the buyout notice within 120 days following delivery by Synergy to Kingsland of the buyout notice, and if Synergy fails to purchase the Buyout Shares within 180 days following delivery by Synergy to Kingsland of the buyout notice, Synergy will be obligated to pay Kingsland 10.0% of the fair value of the Buyout Shares. If Synergy purchases the Buyout Shares, Kingsland’s veto is deemed withdrawn, we may consummate the matter, and Kingsland will lose its veto rights under the Joint Action Agreement.

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

Kingsland’s veto rights will partially terminate when Synergy owns more than four times the amount of our common shares as Kingsland and Kingsland owns less than 16.5% of our common shares. Kingsland’s and Synergy’s veto rights and their rights to nominate directors will terminate when Synergy owns more than five and one half times the amount of our common shares as Kingsland. The Joint Action Agreement will also terminate if Kingsland undergoes a change in control or when Kingsland owns less than 3.0% of our common shares, but if the agreement terminates because of a decrease in Kingsland’s common share ownership percentage Kingsland will continue to have the right to nominate Roberto Kriete as our director so long as it owns at least 1.0% of our common shares. The Joint Action Agreement can be terminated upon agreement by its parties.

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

Litigation

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Out of the total claims and legal actions management has estimated a probable loss of $13.4 million. See “Note 32—Provisions for legal claims” to our audited consolidated financial statements as of and for the year ended December 31, 2015.

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of our common shareholders. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on Avianca Holdings S.A.’s ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our general shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

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

Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP50 per share to holders of our preferred and common shares, a minimum preferred dividend of COP50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

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

On March 31, 2016, an annual dividend of COP50 per share was declared at our general shareholders meeting which is to be paid to shareholders of record in four equal installments of COP12.50 per share, no later than April 7, 2016, July 1, 2016, October 7, 2016 and December 16, 2016 and represents an aggregate dividend payment of approximately $5.7 million (obtained by dividing the equivalent amount in Colombian pesos by the exchange rate of COP3,022.35 per US$1.00 (the exchange rate as of March 31, 2016)), payable to the holders of the preferred, including the ADSs.

On April 17, 2015, an annual dividend of $0.06691 per share was declared at our general shareholders meeting which is to be paid to shareholders of record no later than October 31, 2015 and represents an aggregate dividend payment of approximately $67.1 million, payable to the holders of the preferred and common shares, including the ADSs.

On March 25, 2014, an annual dividend of COP75 (approximately $0.04) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 25, 2014 and represented an aggregate dividend payment of COP75,098 million ($39.0 million), payable to the holders of the preferred and common shares, including the ADSs.

On March 21, 2013, an annual dividend of COP75 (approximately $0.04) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 28, 2013 and represented an aggregate dividend payment of COP67,598 million ($36.9 million), payable to the holders of the preferred and common shares.

On March 30, 2012, an annual dividend of COP50 (approximately $0.03) per share was declared at our general shareholders meeting which was paid to shareholders of record on April 27, 2012 and represented in an aggregate dividend payment of COP45,064 million ($25.6 million), payable to the holders of the preferred and common shares.

Prior to the March 2012 dividend payment, we had not paid a dividend since the combination of Avianca and Taca in 2010.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The ADSs

Our ADSs have been listed on The New York Stock Exchange since November 2013.

Our Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On March 31, 2016, the closing price of our preferred shares on the Colombian Stock Exchange was COP1,900, or $0.63 per share (based on the exchange rate on such date, which was COP3,022.35 per US$1.00).

The following table sets forth for each year since our preferred shares began trading on May 11, 2011 and since our ADSs began trading on November 6, 2013 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	—	—
2012	4,705	3,290	—	—
2013 (in the case of the ADSs, beginning on November 6, 2013)	4,646	3,435	15.44	14.00
2014	4,485	3,205	18.39	10.46
2015	3,900	1,445	13.06	3.59

The following table sets forth for each quarter since January 1, 2014 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2014:
First quarter	4,485	3,740	18.39	15.24
Second quarter	4,340	3,570	17.76	14.90
Third quarter	3,930	3,470	16.71	13.58
Fourth quarter	3,860	3,205	14.89	10.46
2015:
First quarter	3,850	3,355	12.55	10.78
Second quarter	3,900	3,185	13.06	9.97
Third quarter	3,620	1,815	10.81	4.68
Fourth quarter	1,945	1,445	5.40	3.59
2016:
First quarter	2,035	1,495	5.41	3.48

The following table sets forth for each of the most recent six months in the case of our preferred shares and our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
October 2015	1,945	1,445	5.40	3.90
November 2015	1,725	1,480	4.54	3.90
December 2015	1,725	1,540	4.45	3.59
January 2016	1,695	1,495	4.14	3.48
February 2016	2,010	1,665	4.95	3.93
March 2016	2,035	1,880	5.41	4.64

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The total value of equities traded on the Colombian Stock Exchange during 2015 was COP39.7 trillion (including spot and repurchase and securities lending transactions). Spot transactions over equities traded during 2014 was COP39.7 trillion with a daily average of COP137.0 billion, representing a nominal decrease of 17.2% from the daily average value of equities traded in 2014. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2007.

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Number of listed companies	73	74	79	82	83	86	87	89	90
Market capitalization (in trillions of COP)	278	364	416	484	404	418	287	196	205

Source: Colombian Stock Exchange.

At December 31, 2015, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 91% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2015 represented 67% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2015	2014	2013	2012	2011	2010	2009	2008	2007
40	40	49	71	68	54	40	40	32

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

As of December 31, 2015, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

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

Rights

Each holder of preferred shares is entitled to, among other things:

•	a minimum preferential dividend of COP50 per share. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Preferred Shares—Minimum Preferred Dividend”;

•	subject to certain conditions, together with the holders of common shares a pro rata portion of our distributable profits;

•	preferential reimbursement of its capital contributions once our other creditors are duly paid in the case of our dissolution or liquidation;

•	exercise of certain tag along rights. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Preferred Shares—Tag Along Rights”; and

•	any other right granted by our by-laws to the holders of common shares, except for, subject to certain conditions: (i) pre-emptive rights of holders of common shares to subscribe capital stock different from preferred shares; (ii) the right to inspect our corporate books and records and (iii) right to participate and vote in a general shareholders meeting.

Minimum Preferred Dividend

Our articles of incorporation (Pacto Social) provide that holders of our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. If our annual distributable profits are sufficient to pay a dividend per share of at least COP50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are not sufficient to pay a dividend of at least COP50 per share to holders of common shares and holders of preferred shares, a minimum preferred dividend of up to COP50 per share will be distributed pro rata to the holders of preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of common shares.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Panama	Delaware
Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Panama	Delaware
Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian securities law (article 150 unified text) hostile-takeover provisions apply only to companies that are (1) registered with the SMV for a period of six months before the public offering; (2) have over 3,000 shareholders, the majority of which reside outside of Panama; (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000; and (4) the corporation is organized under the laws of the Republic of Panama or duly register as a foreign company in the Public Registry of Panama.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

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

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.7% of the outstanding voting stock, excluding shares held by the interested shareholder.

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

A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

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

During 2011, the Colombian peso depreciated against the dollar by 1.5%. During 2012, the Colombian peso appreciated against the U.S. dollar by 9.0%. During 2013, the Colombian peso depreciated against the U.S. dollar by 9.0%. During 2014, the Colombian peso depreciated against the U.S. dollar by 24.2%. During 2015, the Colombian peso depreciated against the U.S. dollar by 31.6%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Our performance is heavily dependent on economic and political conditions in Colombia” and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Government policies and actions, and judicial decisions, in Colombia, Peru, Venezuela, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.” On March 31, 2016, the exchange rate for U.S. dollars was COP3,022.35 to US$1.00.

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

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2013	1,952.11	1,758.45	1,869.10	1,926.83
Year ended December 31, 2014	2,446.35	1,846.12	2,000.33	2,392.46
Year ended December 31, 2015	3,356.00	2,360.58	2,743.39	3,149.47
Year ended December 31, 2016	3,434.89	3,022.35	3,249.04	3,022.35
(through March 31)

Source:	Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Quarter	High	Low	Average(1)	Period-End
	(in COP)
First Quarter 2014	2,054.90	1,924.79	2,004.05	1,965.32
Second Quarter 2014	1,969.45	1,877.18	1,913.61	1,881.19
Third Quarter 2014	2,028.48	1,846.12	1,909.13	2,028.48
Fourth Quarter 2014	2,446.35	2,021.49	2,173.65	2,392.46
First Quarter 2015	2,677.97	2,361.54	2,469.33	2,576.05
Second Quarter 2015	2,623.66	2,360.58	2,501.05	2,585.11
Third Quarter 2015	3,238.51	2,598.68	2,935.60	3,121.94
Fourth Quarter 2015	3,356.00	2,819.63	3,058.97	3,149.47
First Quarter 2016	3,434.89	3,022.35	3,249.04	3,022.35

Source:	Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2015	3,086.75	2,855.74	2,929.47	2,897.83
November 2015	3,108.70	2,819.63	3,001.38	3,101.10
December 2015	3,356.00	3,131.95	3,244.20	3,149.47
January 2016	3,375.80	3,149.47	3,270.20	3,287.31
February 2016	3,434.89	3,287.31	3,354.96	3,306.00
March 2016	3,319.80	3,022.35	3,128.79	3,022.35

Source:	Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.

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

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. Moreover, we do not believe that dividends that we pay on our preferred shares that are not backed by ADSs will meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as U.S. source ordinary income or loss.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of preferred shares or ADSs in an amount equal to the difference between the amount realized for the preferred shares or ADSs and your tax basis in the preferred shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of the preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our preferred shares or ADSs and the proceeds from the sale, exchange or other disposition of our preferred shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax plus the income tax for equality (CREE), including its surcharge in case the taxpayer is subject to this tax, as follows, in accordance with article 254 of the Colombian Tax Code:

•	The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the income tax rate at which the profits that gave rise to the dividends were subject to;

•	When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the rate at which the profits that generated the dividends were subject to;

(1)	Individuals will be considered Colombian residents for tax purposes if any of the following conditions are met: (1) If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year; (2) If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, on account of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations; (3) National individuals who, during the fiscal year, meet the following conditions: (a) Whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia, (b) That 50% or more of their income is considered Colombian-source, (c) That 50% or more of their properties are administered in Colombia, (d) That 50% or more of their assets are possessed in Colombia, (e) That having been notified by the Tax Authority, did not offer proof of their tax residence abroad, or (f) That have their tax residence in a place considered by the Colombian government as a tax haven. Individuals that according to this rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Authority by means of a tax residence certificate issued by the foreign Tax Authority.
(2)	As of year 2013, (i) companies, legal entities and entities assimilated to these, subject to income tax and liable to file income tax returns, and (ii) non-Colombian companies and entities subject to income tax and liable to file income tax returns in Colombia with respect to Colombian source income earned through branches or permanent establishments, are subject to a new tax called income tax for equality, at a rate of 90%, applied on the highest base between the ordinary net income (which value can be different than the ordinary net income determined for income tax purposes) and the presumptive net income. In addition, from fiscal year 2015 to 2018, a new surcharge applies to CREE taxable income. These surcharge rates are 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018.

•	To be able to apply the tax credit referred to in paragraph a), the taxpayer must have a direct participation in the capital of the company from which it receives dividends or equity interest (excluding the shares without voting rights).

In the case of paragraph b), the taxpayer must have an indirect participation in the capital of the subsidiary or subsidiaries (excluding the shares without voting rights). The direct and indirect participations must be registered as fixed assets for the taxpayer in Colombia and should have been owned for a period of not less than two years;

•	When the taxpayer receives taxable dividends –subject to tax in the country of origin- the tax credit will be increased by the amount of such tax, multiplied by a proportional formula established by law;

•	In no case the tax credit referred to in this section may exceed the amount of the income tax plus the income tax for equality (CREE), when applicable, generated by such dividends in Colombia, multiplied by a proportional formula established by law;

•	To be able to claim the tax credit referred to in paragraphs a), b) and d) of article 254 of the Colombian Tax Code, the taxpayer must prove the payment in each jurisdiction, providing tax payment certificates issued by the corresponding tax authorities or with other appropriate evidence;

•	The rules set forth here for tax credits related to dividends paid from abroad will apply to dividends or equity interest which are paid as of January 1st, 2015, regardless of the taxable period or financial year to which the profits that generated them correspond. Tax credits related to dividends paid from abroad before January 1st, 2015, will be treated as stated on Law 1607 of 2012.

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

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use jet fuel options and futures agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2015 cost per gallon of fuel. Based on our 2015 fuel consumption and, assuming the same for 2016, such an increase would result in an increase to our fuel expense of approximately $10.1 million in 2016, not taking into account our derivative contracts. At December 31, 2015, we had hedged approximately 24.4% of our projected 2016 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2015 and December 31, 2016.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2014	At December 31, 2015	At December 31, 2014	At December 31, 2015	At December 31, 2014	At December 31, 2015
(in $ thousands)
Options	4,121.45	882,61	3,659.66	—	7,781.11	882,61
Swaps	(106,697.89)	—	—	—	(106,697.89)	—

Our fuel hedging strategy remained the same in 2014 and 2015 and any difference in the number of options and swaps is due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1.0% higher on average in 2016 than they were during 2015, our interest expense would increase by approximately $8.8 million, and the fair value of our debt would decrease by approximately $205.4 million. If interest rates are 10.0% lower on average in 2016 than they were in 2015, our interest income from cash equivalents would decrease by approximately $0.7 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2015.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2015, approximately 68.0% of our revenue and 64.2% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 24.5% of our revenues and 22.7% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $1.4 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia,

Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

2015 and 2014 Revenues and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2015	2014	2015	2014
U.S. Dollar	68.0%	64.5%	64.2%	64.1%
Colombian Peso	24.5%	29.4%	22.7%	24.1%
Euro	4.3%	4.5%	2.6%	2.7%
Other	3.1%	1.6%	10.5%	9.1%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

• The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $.05 (or less) per ADSs per calendar year	• Depositary services

• Registration or transfer fees	• The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of the date of our assessment, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

(b)	Management’s annual report on internal control over financial reporting

Management of Avianca Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Avianca Holdings’ internal control over financial reporting includes policies and procedures that:

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

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective. The Company’s internal control over financial reporting effectiveness as of December 31, 2015 had been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their report included herein.

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

(d)	Changes in internal control and remediation

We have taken and are continuing to take actions to remediate and improve our internal control over financial reporting, including actions to address previously identified material weaknesses that no longer exist. The following actions were taken to remediate previously reported material weaknesses that no longer exist at December 31, 2015:

IT General Controls

Our annual report for the year ended December 31, 2014 on Form 20-F identified a material weakness with respect to our IT general controls (“ITGCs”) because we did not implement and maintain effective ITGCs over the general ledger systems and other related IT systems we use to process our accounting transactions. We therefore were unable to properly implement and maintain effective controls intended to ensure that access to applications and data were adequately restricted to appropriate internal personnel.

Since December 31, 2014, we have implemented remediations to address the ITGC material weakness described above, including improvements made to the our ITGCs and the implementation of new ITGCs related to the monitoring of active users,which allows us to maintain effective ITGCs over the general ledger systems and other related IT accounting systems. Based on the foregoing and the results of our testing of the effectiveness of these controls, the previously reported material weakness no longer exists as of December 31, 2015.

Financial Statement Close Process

Our annual report for the year ended December 31, 2014 on Form 20-F identified a material weakness with respect to our inability to execute a timely financial close and to properly perform and/or accumulate certain analyses and reconciliations in a timely manner, which delayed the Company’s financial closing process, as a result of the implementation of our new ERP platform, throughout the second half of 2014.

Since December 31, 2014, we have implemented remediations to address the financial statement close process material weakness described above, including: (i) improvements made to our internal control process and the implementation of new internal controls related to our financial closing process; (ii) hiring of new and qualified personnel for key positions to manage internal controls for our financial closing process as well as a consulting firm to provide assistance on this matter; (iii) changes to our organizational structure related to our accounting division; (iv) the training of 647 employees involved in the implementation and monitoring of internal controls for financial reporting and 266 employees in accounting management and processing; and (v) the implementation of specific remediation initiatives related to the internal controls of accounting analysis, reconciliations and financial reporting. Based on the foregoing and the results of our testing of the effectiveness of these controls, the previously reported material weakness no longer exists as of December 31, 2015.

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

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2015 and 2014. Ernst & Young has been our principal accountant during the fiscal years ended December 31, 2015 and 2014.

	2015	2014
	(in US$ thousands)
Audit Fees	2,680	3,564
Audit-Related Fees	—	—
Tax Fees	90	46
All Other Fees	—	—
Total	2,770	3,610

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

There were no audit-related fees in 2015 or 2014.

Tax Fees

Tax fees include transfer pricing and tax advisory services provided by our principal accountant in 2015 and 2014.

All Other Fees

There were no other fees for services provided by our principal accountant in 2015 and 2014.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2015 and 2014, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

We are registered in the Colombian National Registry of Securities and Issuers, and therefore we are required to comply with Colombian corporate governance practices for Colombian registered companies. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee composed of the four independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that the board of directors must be composed of eleven directors, and that the majority of such full-time directors must be independent, provided that an additional independent director may be appointed (i) if required by applicable laws, or (ii) if the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of four members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We have a Human Talent and Compensation Committee (Comité de Talento Humano y Compensación). See “Committees of the Board of Directors—Description of Other Committees—Human Talent and Compensation Committee.” However, this committee is not composed entirely of independent directors.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1*	English translation of Certificate of Incorporation.

1.2**	English translation of Pacto Social, as amended.

2.1*	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2*	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.3*	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

3.1*	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1*	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.1*	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2*	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2*	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1*	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2*	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3*	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4*	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3**	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4†*	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1†*	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2†*	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.3†*	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4†*	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5†*	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6†*	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7†*	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as

Exhibit Number	Item

amended and restated, between the Company and Airbus S.A.S.

4.4.8†*	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9†*	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10†*	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11†*	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12†*	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13†*	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14†*	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.15†*	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16†*	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17†*	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18†*	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19†*	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20†*	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21†*	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.22†*	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23†*	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24†*	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.25†*	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26†*	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27†*	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.28†***	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.29†***	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.5†*	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1†*	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2†*	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3†*	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4†*	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5†*	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6†*	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7†*	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.8†*	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9†*	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10†*	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11†*	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12†*	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.13†*	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6†*	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1†*	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

4.7†*	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1†*	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.7.2†	Cancellation Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among Avianca Holdings S.A., Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1†***	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated

Exhibit Number	Item

as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.2†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3†***	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.4†	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

4.9†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1†***	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.2†***	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.3†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. (the Second Taca Assignment).

4.9.4†***	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.5†	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10†*	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1†*	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.2†*	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.3†*	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4†*	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.5†***	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.11†*	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12†*	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1†*	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2†*	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3†*	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4†*	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13†*	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1†***	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

Exhibit Number	Item

4.13.2†***	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3†***	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14†*	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1†*	Amendment No. 1 to General Terms Agreement.

4.15†*	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16†*	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17†*	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.17.1***	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18†*	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19†*	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20†*	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1†*	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2†*	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21†*	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22†**	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1†**	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.23†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24†	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1†	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2†	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.
**	Incorporated by reference to our Form 20-F for the year ended December 31, 2013.
***	Incorporated by reference to our Form 20-F for the year ended December 31, 2014.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Gerardo Grajales
Name: Gerardo Grajales
Title: Chief Financial Officer

Dated: April 29, 2016

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated Financial Statements

As of December 31, 2015 and 2014 and

for each of the years in the three–year period ended

December 31, 2015

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avianca Holdings S.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Avianca Holdings S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated April 28, 2016 expressed a unqualified opinion thereon.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 28, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited Avianca Holdings S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the COSO criteria). Avianca Holdings S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Avianca Holdings S.A. and subsidiaries’ internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Avianca Holdings S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and our Report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 28, 2016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2015	As of December 31, 2014
Assets
Current assets:
Cash and cash equivalents	7	$479,381	$640,891
Restricted cash	7	5,397	1,987
Available–for–sale securities	6	—	1,218
Accounts receivable, net of provision for doubtful accounts	8	279,620	355,168
Accounts receivable from related parties	9	23,073	27,386
Expendable spare parts and supplies, net of provision for obsolescence	10	68,768	65,614
Prepaid expenses	11	45,708	56,065
Assets held for sale	12	3,323	1,369
Deposits and other assets	13	130,724	174,128

Total current assets		1,035,994	1,323,826
Non–current assets:
Available–for–sale securities	6	793	237
Deposits and other assets	13	246,486	218,010
Accounts receivable, net of provision for doubtful accounts	8	59,713	42,407
Accounts receivable from related parties	9	—	11,247
Intangible assets	15	413,766	416,070
Deferred tax assets	31	5,847	35,664
Property and equipment, net	14	4,599,346	4,128,051

Total non–current assets		5,325,951	4,851,686

Total assets		$6,361,945	$6,175,512

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2015	As of December 31, 2014
Liabilities and equity
Current liabilities:
Current portion of long–term debt	17	$412,884	$458,679
Accounts payable	18	480,592	547,494
Accounts payable to related parties	9	9,449	13,797
Accrued expenses	19	118,192	138,262
Provisions for legal claims	32	13,386	14,157
Provisions for return conditions	20	52,636	61,425
Employee benefits	21	32,876	49,193
Air traffic liability	22	433,575	461,118
Other liabilities	23	12,691	127,496

Total current liabilities		1,566,281	1,871,621
Non–current liabilities:
Long–term debt	17	3,060,110	2,711,898
Accounts payable	18	3,599	21,167
Provisions for return conditions	20	109,231	70,459
Employee benefits	21	127,720	173,460
Deferred tax liabilities	31	13,475	15,760
Air traffic liability	22	93,519	85,934
Other liabilities non–current	23	15,375	8,466

Total non–current liabilities		3,423,029	3,087,144

Total liabilities		4,989,310	4,958,765

Equity:	25
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		507,132	355,671
Revaluation and other reserves		18,394	24,550

Total equity attributable to the Company		1,353,989	1,208,684
Non–controlling interest		18,646	8,063

Total equity		1,372,635	1,216,747

Total liabilities and equity		$6,361,945	$6,175,512

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2015	2014	2013
Operating revenue:
Passenger	26	$3,458,017	$3,862,721	$3,862,397
Cargo and other	26	903,324	840,850	747,207

Total operating revenue		4,361,341	4,703,571	4,609,604
Operating expenses:
Flight operations		58,069	56,695	82,872
Aircraft fuel		1,006,792	1,345,755	1,325,763
Ground operations		412,382	397,625	343,812
Aircraft rentals		317,505	299,220	273,643
Passenger services		149,292	154,464	143,512
Maintenance and repairs		309,719	268,894	188,659
Air traffic		202,980	206,151	180,140
Sales and marketing		612,775	605,674	584,468
General, administrative and other		176,195	165,172	257,273
Salaries, wages and benefits		666,084	725,793	674,951
Depreciation, amortization, and impairment	14,15	230,732	198,660	169,580

Total operating expenses		4,142,525	4,424,103	4,224,673

Operating profit		218,816	279,468	384,931
Interest expense		(169,407)	(133,989)	(113,330)
Interest income		19,016	17,099	11,565
Derivative instruments		626	5,924	(11,402)
Foreign exchange		(177,529)	10,272	23,517

(Loss) profit before income tax		(108,478)	178,774	295,281
Income tax expense – current	31	(17,280)	(33,781)	(40,296)
Income tax expense – deferred	31	(13,748)	(16,499)	(6,164)

Total income tax expense		(31,028)	(50,280)	(46,460)

Net (loss) profit for the year		$(139,506)	$128,494	$248,821

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2015	2014	2013
Net (loss) profit for the year		$(139,506)	$128,494	$248,821
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property	14	(6,156)	(4,307)	3,439
Actuarial gains	21	541	16,439	66,277
Income tax	31	3,410	(2,239)	(14,525)

		(2,205)	9,893	55,191
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	25	77,308	(113,249)	10,654
Net change in fair value of available–for–sale securities	25	3,098	(1,527)	2,028
Income tax	31	(13,358)	14,819	(1,852)

		67,048	(99,957)	10,830

Other comprehensive income (loss), net of income tax		64,843	(90,064)	66,021

Total comprehensive income (loss) net of income tax		$(74,663)	$38,430	$314,842

Profit (loss) attributable to:
Equity holders of the parent		$(155,388)	$129,270	$257,493
Non–controlling interest		15,882	(776)	(8,672)

Net (loss) profit		$(139,506)	$128,494	$248,821

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$(90,545)	$39,206	$323,514
Non–controlling interest		15,882	(776)	(8,672)

Total comprehensive income		$(74,663)	$38,430	$314,842

Basic and diluted (loss) earnings per share	16
Common stock		$(0.14)	$0.13	$0.27
Preferred stock		$(0.14)	$0.13	$0.27

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid–in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non– controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance as of January 1, 2013		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102

Net profit		—	—	—	—	—	—	—	257,493	257,493	(8,672)	248,821
Other comprehensive income for the period	25	—	—	—	—	—	—	3,439	62,582	66,021	—	66,021
Dividends paid	25	—	—	—	—	—	—	—	(36,921)	(36,921)	—	(36,921)
Purchase of treasury stock	25	—	—	(197,141)	(25)	—	(452)	—	—	(477)	—	(477)
Preferred stock issuance		—	—	100,000,000	12,500	—	171,053	—	—	183,553	—	183,553
Conversion of common stock to preferred stock	25	(75,599,997)	(9,450)	75,599,997	9,450	(26,836)	26,836	—	—	—	—	—
Other		—	—	—	—	—	—	—	(205)	(205)	1,852	1,647

Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746
Net profit		—	—	—	—	—	—	—	129,270	129,270	(776)	128,494
Other comprehensive income for the period	25	—	—	—	—	—	—	(4,307)	(85,757)	(90,064)	—	(90,064)
Dividends paid	25	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)
Increase in non–controlling interest	25	—	—	—	—	—	—	—	—	—	2,515	2,515
Conversion of common stock to preferred stock	25	(5,000,000)	(625)	5,000,000	625	(1,775)	1,775	—	—	—	—	—

Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747
Net loss		—	—	—	—	—	—	—	(155,388)	(155,388)	15,882	(139,506)
Other comprehensive income for the period	25	—	—	—	—	—	—	(6,156)	70,999	64,843	—	64,843
Dividends paid	25	—	—	—	—	—	—	—	(67,088)	(67,088)	(3,750)	(70,838)
Sale of minority shareholding	25	—	—	—	—	—	—	—	302,938	302,938	(1,549)	301,389

Balance at December 31, 2015		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net (loss) profit for the year	$(139,506)	$128,494	$248,821
Adjustments for:
Depreciation, amortization and impairment	230,732	198,660	169,580
Share–based payment income	(1,121)	(2,540)	(355)
Loss (gain) on disposal of assets	8,670	(6,528)	(2,555)
Fair value adjustment of financial instruments	5,327	(4,616)	9,688
Interest income	(19,016)	(17,099)	(11,565)
Interest expense	169,407	133,989	113,330
Deferred tax	13,748	16,499	6,164
Current tax	17,280	33,781	40,296
Currency translation adjustment	177,529	(10,272)	(23,517)
Changes in:
Accounts receivable	(39,043)	(151,391)	(43,769)
Expendable spare parts and supplies	(3,154)	(12,456)	(4,362)
Prepaid expenses	10,357	(9,321)	6,592
Deposits and other assets	181	(67,849)	(11,543)
Accounts payable and accrued expenses	(25,969)	73,755	(23,801)
Air traffic liability	(23,879)	(17,554)	95,820
Provision for return conditions	32,217	42,786	22,203
Employee benefits	(11,996)	(27,878)	(25,207)
Income tax paid	(38,762)	(43,330)	(21,178)

Net cash provided by operating activities	363,002	257,130	544,642
Cash flows from investing activities:
Available–for–sale securities	7,043	—	19,460
Restricted cash	(10,815)	21,551	(16,991)
Interest received	9,009	13,384	10,070
Advance payments on aircraft purchase contracts	(220,920)	(169,284)	(320,289)
Acquisition of property and equipment	(156,655)	(130,313)	(264,700)
(Investment in) redemption of investment in certificates of bank deposits	(32,087)	(9,248)	29,619

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2015	2014	2013
Acquisition of intangible assets	$(16,856)	$(29,682)	$(26,728)
Net cash flow on acquisition of subsidiary	—	(9,968)	—
Proceeds from sale of property and equipment	90,625	65,985	83,938
Proceeds from sale of investments	165	686	2,362

Net cash used in investing activities	(330,491)	(246,889)	(483,259)
Cash flows from financing activities:
Proceeds from loans and borrowings	451,973	231,510	238,639
Proceeds from issuance of bonds	—	250,000	298,626
Repayments of loans and borrowings	(515,927)	(365,605)	(292,640)
Payments of financial lease liabilities	—	—	(4,410)
Dividends paid	(70,838)	(38,944)	(36,921)
Purchase of treasury stock	—	—	(477)
Issuance of preferred stock	—	—	183,553
Increase in non–controlling interest	—	2,000	—
Interest paid	(148,518)	(131,781)	(98,723)
Sale of minority shareholding	301,389	—	—
Other	—	—	1,647

Net cash provided by (used in) financing activities	18,079	(52,820)	289,294
Net increase (decrease) in cash and cash equivalents	50,590	(42,579)	350,677
Net foreign exchange difference	(212,100)	(52,107)	(18,097)
Cash and cash equivalents at beginning of year	640,891	735,577	402,997

Cash and cash equivalents at end of year	$479,381	$640,891	$735,577

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1) Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding, S.A and thereafter on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed under the symbol AVH.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, Copa Airlines, Satena, Sky Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, All Nippon Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by the Company’s subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a loyalty program, including LifeMiles, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. LifeMiles is designed to retain customers and increase loyalty by offering incentives to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, customers earn miles by flying through the Company’s air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights with the Company or other partners’ products or services. Customers may redeem their awards and earn miles through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 and 2014, Avianca Holdings S.A. had a total fleet consisting of:

	2015			2014
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	22	13	35	20	17	37
Airbus A-320	34	27	61	31	27	58
Airbus A-321	5	7	12	3	6	9
Airbus A-330	1	8	9	1	11	12
Airbus A330F	6	—	6	6	—	6
Airbus A300F-B4F	4	—	4	4	—	4
Boeing 787	5	2	7	3	1	4
ATR 42	4	—	4	4	5	9
ATR 72	15	—	15	14	—	14
Boeing 767	—	—	—	—	1	1
Boeing 767F	2	—	2	2	1	3
Cessna Grand Caravan	11	—	11	9	—	9
Embraer E-190	10	2	12	10	2	12
Fokker 100	3	—	3	5	—	5

	122	69	191	112	81	193

(2) Basis of preparation

(a) Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on February 24, 2016.

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

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 69 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 67 aircraft from the A320, A330, ATR and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following assumptions and estimates may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on its estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2015 and 2014. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

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

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences. Breakage represents the sale of miles that are expected to expire unused based on historical data and experience. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the Consolidated Statement of Comprehensive Income.

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

The following are the significant subsidiaries included within these financial statements:

	Country of Incorporation	Ownership Interest%
Name of Subsidiary		2015	2014
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

On April 19, 2013, Avianca Leasing, LLC was formed as a limited liability company in the State of Delaware, United States. On May 10, 2013, Avianca Holdings S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co–issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Avianca S.A. is the sole member of Avianca Leasing, LLC. Therefore, the Company has consolidated the entity in accordance with IFRS 10.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On October 21, 2014, Avianca Holdings S.A. indirectly acquired 25% of the voting rights as well as 92.72% of the economic rights in the Mexican airfreight carrier Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”).

The Consolidated Financial Statements also include 52 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 95 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Company has consolidated these entities in accordance with IFRS 10.

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

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 22) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 “Fair Value Measurements”. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

(f)	Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position. Air traffic liability also includes deferred revenue from loyalty program reward credits as described in note 3(e)(iii).

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

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium–haul aircraft Long–haul aircraft	2 – 30 13 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	15 – 20
Administrative buildings	50
Vehicles	4 – 10
Machinery and equipment	4 – 10

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

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

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

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. During the years ended December 31, 2015 and 2014, the Company recognized net gains of $2,894 and $602 related to sale–and–leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale-and-leaseback transactions resulted in operating leasebacks.

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

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

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

Acquired software cost is amortized on a straight-line basis over its useful life, with a maximum of five years.

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

Cash and cash equivalents in the Consolidated Statement of Financial Position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the Consolidated Statement of Cash Flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

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

Since March 2012, the Company has operated a share based payments plan (the “Share Based Plan”) whereby eligible participants receive cash payments if certain market and non–market vesting conditions are met. The Company accounts for the Share Based Plan as a cash–settled share based payment in accordance with the provisions of IFRS 2 “Share–based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull–Wakeman pricing model.

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

(4) New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2015. The nature and the impact of each new standard or amendment are described below:

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. IAS 19 requires such contributions that are linked to service to be attributed to periods of service as a negative benefit. The amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. Examples of such contributions include those that are a fixed percentage of the employee’s salary, a fixed amount of contributions throughout the service period, or contributions that depend on the employee’s age.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

This amendment is effective for annual periods beginning on or after July 2014. This amendment was not relevant to the Company, since none of the entities within the Company has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010–2012 Cycle

With the exception of the improvement relating to IFRS 2 “Share-based Payment” applied to share-based payment transactions with a grant date on or after July 1, 2014, all other improvements are effective for accounting periods beginning on or after July 1, 2014. The Company has applied these improvements for the first time in these Consolidated Financial Statements. They include:

IFRS 2 Share-based Payment

The amendment defines ‘performance condition’ and ‘service condition’ to clarify various issues, including the following:

•	A performance condition must contain a service condition.

•	A performance target must be met while the counterparty is rendering service.

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group.

•	A performance condition may be a market or non-market condition.

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

The clarifications are consistent with how the Company has identified any performance and service conditions which are vesting conditions in previous periods. In addition, the Company had not granted any awards during the second half of 2014. Thus, these amendments did not impact the Company’s financial statements or accounting policies.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities or assets arising from a business combination must be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). This amendment is consistent with the Company’s accounting policy and, thus, this amendment did not impact the Company’s policy. Additionally, during 2015 the Company did not participate in any business combination.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 8 Operating Segments

The amendment is applied retrospectively and clarifies that:

•	An entity must disclose the judgments made by management in applying the aggregation criteria in IFRS 8.12, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

•	The reconciliation of segment assets to total assets is required to be disclosed only if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Company has not applied the aggregation criteria in IFRS 8.12. The Company has determined that it has two operating segment: air transportation and loyalty. No reconciliation of segment assets is required, because it is not reported to the chief operating decision maker.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendments to IAS 16 and IAS 38 are applied retrospectively and clarify that the revaluation can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or,

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

The amendments also clarify that accumulated depreciation/amortization is the difference between the gross and carrying amounts of the asset.

The Company has opted to adjust the gross carrying amount of the revaluated assets.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Company as it does not receive any management services from other entities.

Annual Improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and the Company has applied these amendments for the first time in these Condensed Consolidated Financial Statements. They include:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3.

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

The Company is not a joint arrangement, and thus this amendment is not relevant for the Company and its subsidiaries.

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Company does not apply the portfolio exception in IFRS 13.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, not the description of ancillary services in IAS 40, is used to determine whether the transaction is the purchase of an asset or business combination. This amendment has no impact on Company financial statements, because the Company does not hold any investment property.

Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company is evaluating the impact of IFRS 9 application, mainly regarding to the potential change in measurement and presentation of certain financial instruments, and the impact on the current hedge accounting strategy.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces all existing revenue requirements in IFRS and applies to all revenue arising from contracts with customers, unless the contracts are in the scope of other standards, such as IAS 17. Its requirements also provide a model for the recognition and measurement of gains and losses on disposal of certain non-financial assets, including property, equipment and intangible assets.

The standard outlines the principles an entity must apply to measure and recognize revenue. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 will be applied using a five-step model:

1.	Identify the contract(s) with a customer

2.	Identify the performance obligations in the contract

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations in the contract

5.	Recognize revenue when (or as) the entity satisfies a performance obligation

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

Application guidance is provided in IFRS 15 to assist entities in applying its requirements to certain common arrangements, including licenses of intellectual property, warranties, rights of return, principal-versus-agent considerations, options for additional goods or services and breakage.

Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018, when the IASB finalizes their amendments to defer the effective date of IFRS 15 by one year. Early adoption is permitted. The Company is evaluating the impact of IFRS 15 application, and plans to adopt this new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments require an entity acquiring an interest in a joint operation, in which the activity of the joint operation constitutes a business, to apply, to the extent of its share, all of the principles in IFRS 3 and other IFRSs that do not conflict with the requirements of IFRS 11 Joint Arrangements. Furthermore, entities are required to disclose the information required by IFRS 3 and other IFRSs for business combinations. The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by one of the parties to the joint operation on its formation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Furthermore, the amendments clarify that, for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business, previously held interests in the joint operation must not be remeasured if the joint operator retains joint control.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments to IAS 27 “Separate Financial Statements” allow an entity to use the equity method as described in IAS 28 to account for its investments in subsidiaries, joint ventures and associates in its separate financial statements. Therefore, an entity must account for these investments either:

•	At cost

•	In accordance with IFRS 9 (or IAS 39) or

•	Using the equity method

The entity must apply the same accounting for each category of investment.

A consequential amendment was also made to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 allows a first-time adopter accounting for investments in the separate financial statements using the equity method, to apply the IFRS 1 exemption for past business combinations to the acquisition of the investment.

The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments will not have any impact on the Company’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3 Business Combinations. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i) Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 “Presentation of Financial Statements” clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The Company is evaluating the impact of IAS 1, and plans to adopt this new standard on the required effective date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.

The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

IFRS 16 Leases

IFRS 16 “Leases” (IFRS 16 or the new standard) was issued in January 2016 to replace IAS 17 “Leases”. Under the new standard lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments to be made over the lease term. The right-of-use asset is initially measured at the amount of the lease liability, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs.

Lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made. The related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16 “Property, Plant and Equipment”. For lessees that depreciate the right-of-use asset on a straight-line basis, the aggregate of interest expense on the lease liability and depreciation of the right-of-use asset generally results in higher total periodic expense in the earlier periods of a lease. Lessees remeasure the lease liability upon the occurrence of certain events, such as a change in the lease term or a change in variable rents based on an index or rate; which is generally recognized as an adjustment to the right-of-use asset.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Early application is permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is evaluating the impact of IFRS 16 application, and plans to adopt this new standard on the required effective date.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

(5) Segment information

The Company reports information by segments as established in IFRS 8 “Operating Segments”. For management purposes, the Company has two reportable segments, as follows:

Air transportation: Corresponds to Passenger and Cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

Loyalty: Corresponds to the coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

No operating segments have been aggregated to form the above reportable operating segments.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment. Furthermore, in August 2015, Avianca Holdings S.A. and Advent International (“Advent”), signed a definitive agreement pursuant to which Advent acquired a minority shareholding interest in the loyalty segment (see note 25). Previously, all operations were evaluated as a single segment; therefore, no comparative segment information is presented for the year ended December 31, 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2015 are as follows:

	For the year ended December 31, 2015
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$4,203,159	$158,182	$—	$4,361,341
Inter-segment	161,006	41,894	(202,900)	—

Total revenue	4,364,165	200,076	(202,900)	4,361,341
Cost of loyalty rewards	121,166	102,632	(114,570)	109,228
Operating expenses	3,795,550	14,401	(7,386)	3,802,565
Depreciation, amortization and impairment	230,732	8,077	(8,077)	230,732
Interest expense	171,132	50	(1,775)	169,407
Interest income	(18,918)	(1,873)	1,775	(19,016)
Derivative instruments	(626)	—	—	(626)
Foreign exchange	177,518	11	—	177,529
Income tax expense	30,007	1,021	—	31,028

Net (loss) profit for the period	$(142,396)	$75,757	$(72,867)	$(139,506)

Total Assets	$6,357,961	$203,280	$(199,296)	$6,361,945

Total Liabilities	$4,904,681	$181,017	$(96,388)	$4,989,310

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles B.V., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by geographic area for the years ended December 31, 2015, 2014 and 2013 are as follows:

	For the year ended December 31,
	2015	2014	2013
North America	$653,452	$673,824	$650,374
Central America and the Caribbean	592,947	528,683	619,851
Colombia	1,840,597	2,129,000	1,841,984
South America (ex–Colombia)	918,956	1,042,368	1,167,728
Other	355,389	329,696	329,667

Total operating revenue	$4,361,341	$4,703,571	$4,609,604

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2015	December 31, 2014
Available–for–sale securities	6	$793	$1,455
Accounts receivable, net of provision for doubtful accounts	8	339,333	397,575
Cash and cash equivalents	7	479,381	640,891
Current restricted cash	7	5,397	1,987
Non–current restricted cash	13	6,545	21,025
Fair value of derivative instruments–assets	13	972	4,204

Total		$832,421	$1,067,137

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

As of December 31, 2015

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$89,368	$90,721	$90,721	$—	$—	$—	$—
Long–term Debt	2,725,390	3,158,362	387,046	386,407	406,795	374,325	1,603,789
Bonds	658,236	896,607	83,895	83,203	79,971	76,479	573,059

Total debt	3,472,994	4,145,690	561,662	469,610	486,766	450,804	2,176,848
Accounts payable	484,191	484,191	480,592	3,599	—	—	—

Contractual maturities	$3,957,185	$4,629,881	$1,042,254	$473,209	$486,766	$450,804	$2,176,848

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

Sensitivity analysis

As of December 31, 2015 and 2014 an average increase of 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $8,833 and $5,459 respectively.

Interest rates for interest–bearing financial obligations are as follows:

	December 31, 2015
	Weighted average interest rate	Total
Short–term borrowings	3.70%	$89,368
Long–term debt and financial leases	3.23%	2,725,390
Bonds – Colombia	12.30%	109,760
Bonds – Luxembourg	7.95%	548,476

Total		$3,472,994

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

A change of 1% in jet fuel prices would have increased/decreased profit or loss for the year by $10,068 (2014: $13,458). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2014.

(g) Foreign currency risk

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2015 and 2014, the Company recognized a net (loss) gain from currency exchanges of $(177,529) and $10,272, respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds. For the year ended December 31, 2015, the Company recognized a net gain related to currency exchanges of its liabilities of $45,134, primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 31.6% when compared to the exchange rate as of December 31, 2014.

For the year ended December 31, 2014, the Company recognized a net gain related to currency exchanges of its liabilities of $60,549, primarily as a result of the liquidation of net monetary assets denominated in Colombian Pesos. As of December 31, 2014, the Colombian Peso depreciated 24.2% against the US Dollar when compared to December 31, 2013.

The Company has significant outstanding cash balances in Bolivares that are subject to foreign currency exchange controls by the Venezuelan government. There are different exchange rates at which Bolivares can be value: the official exchange rate of 6.3 VEF per 1.00 USD; SICAD, which is exclusively applicable for non-essential goods and services at which 1.00 USD is equivalent to 13.5 VEF; and, SIMADI, consisting of a mechanism from which both businesses and individuals are allowed to purchase and sell foreign currency at the price set by the market.

On February 17, 2016 the Venezuelan government devalued its official and most preferential exchange rate to 10 VEF per 1.00 USD, which will continue to be used for purchases of certain essential goods and services. The Venezuelan government also announced it will eliminate the SICAD rate of 13.5 VEF, and beginning on February 18, 2016 the SIMADI exchange rate will be allowed to float freely.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the SIMADI exchange rate of 198.7 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date, resulting in a total loss of $236,732. Accordingly, as of December 31, 2015 the carrying amount of cash balances held in Venezuela of $7,660 have been classified as follows: $417 as cash and cash equivalents, which is expected to be used over the next three months as part of the normal operations in Venezuela; $698 as short-term restricted cash, which is expected to be used in the following 9 months; and, $6,545 as long-term restricted cash, which the Company expects to use after the next 12 months.

As of December 31, 2014 cash balances held in Venezuela were valued at the official exchange rate of 6.30 VEF per 1.00 USD for the remittances requested in 2013, and at the SICAD exchange rate of 13.5 VEF per 1.00 USD for remittances requested in 2014. As of December 31, 2014 the carrying amount of cash balances held in Venezuela consisted of $281,285 and were all classified as cash and cash equivalents.

The Company has available-for-sale instruments in Venezuela denominated in US Dollars that are expected to be paid in Bolivares at the official exchange rate of 6.3 VEF per 1.00 USD. Once the bonds are paid, the Company is expected to request conversion of these funds at the current official rate. As of December 31, 2015, a net gain of $2,634 has been recorded related with the exchange rate changes and the maturity of available-for-sale instruments. In addition, as of December 31, 2015 and 2014, a net fair value gain of $3,098 and net fair value loss $1,527 have been recognized in other comprehensive income. As of December 31, 2015, the balance of the remaining available-for-sale securities amounts to $793, including $43 of accrued interest, recorded within non–current assets. As of December 31, 2014 the balance of these available-for-sale securities amount to $1,218 recorded within current assets, and $237 within non–current assets.

During the years ended December 31, 2015 and 2014, the Company recorded total losses due to exchange rate changes in Venezuela of $233,987 and $36,977 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company based on its risk management policy was as follows:

	December 31, 2015
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$385,843	$28,155	$7,660	$16,023	$10,788	$30,912	$479,381
Available-for-sale securities	—	—	793	—	—	—	793
Accounts receivable, net of provision for doubtful accounts	174,109	99,138	3,810	4,307	8,193	49,776	339,333
Secured debt and bonds	(2,464,261)	(109,764)	—	—	—	(18,925)	(2,592,950)
Unsecured debt	(876,828)	(3,216)	—	—	—	—	(880,044)
Accounts payable	(230,772)	(174,418)	(3,421)	(4,166)	(9,201)	(62,213)	(484,191)

Net financial position exposure	$(3,011,909)	$(160,105)	$8,842	$16,164	$9,780	$(450)	$(3,137,678)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,601)	$88	$162	$98

	December 31, 2014
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$253,874	$43,792	$279,767	$20,493	$8,532	$34,433	$640,891
Available-for-sale securities	—	—	1,455	—	—	—	1,455
Accounts receivable, net of provision for doubtful accounts	170,323	118,631	2,461	7,033	30,573	68,554	397,575
Secured debt and bonds	(2,165,627)	(226,089)	—	—	—	(21,809)	(2,413,525)
Unsecured debt	(742,266)	(14,786)	—	—	—	—	(757,052)
Accounts payable	(271,403)	(193,424)	(5,164)	(6,128)	(16,600)	(75,942)	(568,661)

Net financial position exposure	$(2,755,099)	$(271,876)	$278,519	$21,398	$22,505	$5,236	$(2,699,317)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(2,719)	$2,785	$214	$225

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

Sensitivity analysis

The calculations in the table above assume that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

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

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2015	December 31, 2014
Fixed rate instruments
Financial assets	$54,180	$77,667
Financial liabilities	(2,953,306)	(2,454,570)
Interest rate swaps	(3,679)	(5,893)

Total	$(2,902,805)	$(2,382,796)

Floating rate instruments
Financial assets	$546,329	$352,149
Financial liabilities	(519,688)	(716,007)

Total	$26,641	$(363,858)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2015, the interest rates vary from 0.07% to 12.39% (December 31, 2014: 0.00% to 11.40%) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

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

Following is a summary of the debt–to–capital ratio of the Company:

	December 31, 2015	December 31, 2014
Debt	$3,472,994	$3,170,577
Less: cash and cash equivalents and restricted cash	(484,778)	(642,878)

Total net debt	2,988,216	2,527,699
Total equity attributable to the Company	1,353,989	1,208,684

Total Capital	$4,342,205	$3,736,383

Net debt–to–capital ratio	69%	68%

There were no changes in the Company’s approach to capital management during the year.

(7) Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Cash on hand and bank deposits	$437,951	$627,040
Demand and term deposits	41,430	13,851

Cash and cash equivalents	479,381	640,891
Restricted cash	5,397	1,987

Cash and cash equivalents and restricted cash	$484,778	$642,878

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 and 2014, cash equivalents amounted to $41,430 and $13,851, respectively. The use of the term deposits depends on the cash requirements of the Company. As of December 31, 2015, term deposits bear annual interest rates ranging between 1.22% and 2.00% for balances in US dollars, and between 4.08% and 6.01% for balances in Colombian pesos. As of December 31, 2014, term deposits bear annual interest rates, between 0.07% and 1.01% for balances in US dollars and between 2.61% and 4.00% for balances in Colombian pesos.

As of December 31, 2015, cash balances held in Venezuela in the amount of $417 and $698 are classified within cash and cash equivalents, and restricted cash, respectively. As of December 31, 2014, cash balances held in Venezuela are classified within cash and equivalents (see note 6(g)).

(8) Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Trade	$187,836	$254,846
Indirect tax credits	136,775	143,374
Manufacturer credits	10,393	2,207
Employee advances (1)	4,797	5,011
Other	12,846	5,459

	$352,647	$410,897
Less provision for doubtful accounts	(13,314)	(13,322)

Total	$339,333	$397,575

Net current	279,620	355,168
Net non–current	59,713	42,407

Total	$339,333	$397,575

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2015	December 31, 2014
Balance at beginning of year	$13,322	$14,109
Bad debt expense	7,281	8,409
Write–off against the allowance	(7,289)	(9,196)

Balance at end of year	$13,314	$13,322

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2015	December 31, 2014
Neither past due nor impaired	$300,858	$318,498
Past due 1–30 days	28,962	30,779
Past due 31–90 days	5,658	28,273
Past due 91 days	17,169	33,347

Total	$352,647	$410,897
Provision for doubtful accounts	(13,314)	(13,322)

Net accounts receivable	$339,333	$397,575

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9) Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2015, 2014 and 2013:

Company	Country	December 31, 2015				December 31, 2014				December 31, 2013
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$13,000	$—	$1,205	$—	$22,754	$—	$1,226	$—	$1,209	$—
OceanAir Linhas Aéreas, S.A.	Brazil	8,290	4,197	26,183	9,546	13,209	8,611	25,027	2,843	10,614	5,235
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—	—	—
Synergy Aerospace Corp.	Panama	512	1,272	6,175	—	1,324	1,272	96	—	122	—
Aeromantenimiento, S.A.	El Salvador	88	2,397	6	12,017	211	1,451	6	9,533	7	2,684
Transportadora del Meta S.A.S.	Colombia	67	810	1	11,398	73	1,464	—	8,841	3	10,457
Empresariales S.A.S.	Colombia	10	68	6	10,414	5	401	6	11,589	7	11,951
Corp Hotelera Internac., S.A.	El Salvador	—	104	—	236	—	245	—	502	—	352
Other		129	601	33	3,052	80	353	32	1,608	74	1,964

Subtotal		$23,073	$9,449	$33,609	$46,663	$38,633	$13,797	$26,393	$34,916	$12,036	$32,643

		Receivables	Payables			Receivables	Payables
Short–term		$23,073	$9,449			$27,386	$13,797
Long–term		—	—			11,247	—

Total balances with related parties		$23,073	$9,449			$38,633	$13,797

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2015 amounting to $13,000 corresponding to $12,854 of principal and $146 of accrued interest. The debt bears an interest equal to 90 days LIBOR plus 550 basis points. The deadline for payment of the obligation, principal and accrued interest is on October 31, 2016.

Receivable balances as of December 31, 2015 from OceanAir Linhas Aéreas, S.A., include an amount of $5,546 past due which relates to payments from aircraft leases and other services.

On October 23, 2015 the Company received payments from SP SYN Participações S.A., OceanAir Linhas Aéreas, S.A. and Synergy Aerospace Corp., amounting to $10,959, $6,832 and $5,709, respectively, according to the “Memorandum of Understanding” signed on March 24, 2015, which includes accrued interest at the payment date.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Synergy Aerospace Corp.	The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payable amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp. Avianca Holdings S.A agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

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

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013 amounted to $28,506, $31,365 and $31,456, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(10) Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Expendable spare parts	$59,153	$56,376
Supplies	9,615	9,238

Total	$68,768	$65,614

For the years ended December 31, 2015 and 2014 expendable spare parts and supplies in the amount of $60,220 and $65,649, respectively, were recognized as maintenance expense.

(11) Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2015 and 2014 prepaid balances are as follows:

	December 31, 2015	December 31, 2014
Prepaid commissions	$14,175	$12,712
Advance payments on operating aircraft leases	12,776	12,401
Premiums for insurance policies	1,414	1,545
Other	17,343	29,407

Total	$45,708	$56,065

(12) Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2015 and 2014 the assets held for sale are as follows:

	December 31, 2015	December 31, 2014
Aircraft and flight equipment	$2,868	$1,117
Machinery and other equipment	455	252

Total	$3,323	$1,369

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(13) Deposits and other assets

Deposits and other assets as of December 31, 2015 and 2014 are as follows:

	Notes	December 31, 2015	December 31, 2014
Short term:
Deposits with lessors (1)		$47,204	$79,098
Short term investments		68,927	41,631
Margin call deposits		—	37,718
Guarantee deposits (2)		12,346	9,777
Others (4)		1,275	1,700

Sub–Total		129,752	169,924
Fair value of derivative instruments	27,28	972	4,204

Total		$130,724	$174,128

	December 31, 2015	December 31, 2014
Long term:
Deposits with lessors (1)	$171,065	$144,949
Long term investments – restricted	16,734	11,943
Guarantee deposits (2)	6,518	13,207
Restricted cash (3)	6,545	21,025
Others (4)	45,624	26,886

Total	$246,486	$218,010

(1)	Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the cost associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2015 the Company has paid lessors $5,902 (December 31, 2014: $45,429) in maintenance deposits, net of reimbursements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Guarantee deposits correspond mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(3)	Restricted cash as of December 31, 2015, corresponds to cash held in Venezuela, which is subject to future changes due to the economic instability in Venezuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation (see note 6 (g)). Restricted cash as of December 31, 2014, corresponds to long term bank investments.
(4)	Others include compensations for return conditions and other deferred charges.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14) Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2015 and 2014 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2013	$2,813,210	$209,755	$139,090	$409,314	$95,714	$229,713	$3,896,796

Additions	763,349	87,341	46,517	169,284	—	71,773	1,138,264
Acquisitions through Business Combination	3,851	—	59	—	—	445	4,355
Transfers	314,127	—	—	(314,127)	—	—	—
Revaluation	—	—	—	—	(4,307)	—	(4,307)
Disposals	(43,886)	(18,919)	(7,989)	—	(3,971)	(53,469)	(128,234)

December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$87,436	$248,462	$4,906,874

Additions	360,204	128,174	11,644	220,920	—	69,330	790,272
Transfers	154,704	—	(12,125)	(149,010)	—	6,431	—
Revaluation	—	—	—	—	(6,156)	—	(6,156)
Disposals	(26,736)	(20,308)	(14,783)	(56,699)	(540)	(24,025)	(143,091)

December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899

Accumulated depreciation:
December 31, 2013	$396,034	$152,738	$16,676	$—	$7,104	$90,886	$663,438

Additions	102,278	56,142	9,641	—	1,890	15,226	185,177
Disposals	(21,063)	(18,609)	(2,935)	—	—	(27,185)	(69,792)

December 31, 2014	$477,249	$190,271	$23,382	$—	$8,994	$78,927	$778,823

Additions	119,924	58,900	7,093	—	1,675	23,980	211,572
Disposals	(18,911)	(8,406)	(4,789)	—	—	(9,736)	(41,842)

December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553

Net balances:
December 31, 2013	$2,417,176	$57,017	$122,414	$409,314	$88,610	$138,827	$3,233,358

December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$78,442	$169,535	$4,128,051

December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 and 2014, certain aircraft with a net carrying value of $3,481,131 and $2,665,718, respectively, have been pledged to secure long–term debt.

As of December 31, 2015 and 2014, the Company capitalized borrowing costs amounting to $19,549 and $9,249, respectively.

As of December 31, 2015, a total amount of $61,750 has been recognized as property and equipment in the course of construction.

Of this, a total amount of $27,560 recognized as of December 31, 2015 corresponds to an aviation center project consisting of hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms being built adjacent to the José María Córdova International Airport. The project, with an estimated cost of $50,100, has due date for completion is set for the first half of 2016. The disbursement schedule consists of a 30.0% upfront payment, monthly consecutive installments of $2,364 equal to 65.0% of the total investment and a final payment for the remaining 5.0% of project value.

As of December 31, 2015, also within the total amount of property and equipment in the course of construction $34,174 corresponds to the Center of Operational Excellence Building (CEO), located near Bogota’s El Dorado International Airport. This new facility will serve as an educational training center for pilots, flight attendants and technicians, as well as employees from different administrative areas. The project, with an estimated cost of $41,553, will be approximately 23,700 square meters and is currently scheduled to be in operation by 2016. As of December 31, 2015, the Company had future commitments related to the completion of the construction of the CEO in the amount of $7,379.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2015 and 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2015	December 31, 2014
Cost	$68,515	$68,515
Accumulated depreciation	(4,727)	(3,899)

Net carrying amount	$63,788	$64,616

(15) Intangible assets

Intangible assets as of December 31, 2015 and 2014 are follows:

	December 31, 2015	December 31, 2014
Routes	$40,911	$43,115
Trademarks	3,938	3,938
Software and webpages	59,480	58,656
Other intangible rights	1,403	2,327

Subtotal	105,732	108,036
Goodwill	308,034	308,034

Total Intangible Assets	$413,766	$416,070

In 2015 after the acquisition of the voting and economic rights in Aerounion, and due to the consolidation of the cargo operations, the Company re-evaluated its CGU structure. As a result the Tampa and Aerounion CGUs that were previously evaluated separately were merged into a single CGU. Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2015	2014	2015	2014	2015	2014
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	17,448	19,652	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company performed its annual impairment test in December 2015 and 2014. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2015 and 2014, the Company did not identify potential impairment of goodwill or intangible assets.

Aerogal CGU

The recoverable amount of Aerogal CGU, $256,092 as of December 31, 2015, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.93% and cash flows beyond the five–year period are extrapolated using a 3.70% growth rate that is the same as the long–term average growth rate for Ecuador, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $3,081,972 as of December 31, 2015, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.39% and cash flows beyond the five–year period are extrapolated using a 2.80% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,663,511 as of December 31, 2015, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.06% and cash flows beyond the five–year period are extrapolated using a 2.80% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December 31, 2015 and 2014:

	Goodwill	Routes	Trade– marks	Software & Webpages	Others	Total
Cost:
Balance at December 31, 2013	$301,814	$29,018	$—	$53,283	$4,238	$388,353

Acquisitions through Business Combination	9,367	23,463	3,938	—	—	36,768
Other Acquisitions/ Internally developed	—	—	—	29,322	360	29,682

Balance at December 31, 2014	311,181	52,481	3,938	82,605	4,598	454,803

Other Acquisitions/ Internally developed	—	—	—	16,429	427	16,856

Balance at December 31, 2015	$311,181	$52,481	$3,938	$99,034	$5,025	$471,659

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2013	$(3,147)	$(6,795)	$—	$(13,854)	$(1,454)	$(25,250)

Amortization for the year	—	(2,571)	—	(10,095)	(817)	(13,483)

Balance at December 31, 2014	(3,147)	(9,366)	—	(23,949)	(2,271)	(38,733)

Amortization for the year	—	(2,204)	—	(15,605)	(1,351)	(19,160)

Balance at December 31, 2015	$(3,147)	$(11,570)	$—	$(39,554)	$(3,622)	$(57,893)

Carrying Amounts:
At December 31, 2013	$298,667	$22,223	$—	$39,429	$2,784	$363,103

At December 31, 2014	$308,034	$43,115	$3,938	$58,656	$2,327	$416,070

At December 31, 2015	$308,034	$40,911	$3,938	$59,480	$1,403	$413,766

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16) Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Net (loss) profit attributable to Avianca Holdings S.A.	$(139,506)	$128,494	$248,821

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	665,383	728,800
Preferred stock	336,187	331,604	184,854
Earnings per share
Common stock	$(0.14)	$0.13	$0.27
Preferred stock	$(0.14)	$0.13	$0.27

There are no dilutive shares as the Company has no convertible preferred shares, convertible debentures or equity-linked awards.

(17) Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2015 and 2014 are summarized as follows:

	Notes	December 31, 2015	December 31, 2014
Current:
Short–term borrowings and current portion of long–term debt		$387,828	$425,915
Bonds		25,056	32,764

	30	$412,884	$458,679

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Notes	December 31, 2015	December 31, 2014
Non–current:
Long–term debt		$2,426,930	$2,018,927
Bonds		633,180	692,971

	30	$3,060,110	$2,711,898

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2015 and 2014 are as follows:

		December 31, 2015
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2016	3.70%	$89,812	$89,368
Long–term debt	2027	3.23%	3,937,097	2,725,390
Bonds–Colombia	2019	12.30%	134,943	109,760
Bonds– Luxembourg	2020	7.95%	550,000	548,476

Total			$4,711,852	$3,472,994

		December 31, 2014
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2015	2.65%	$133,009	$133,009
Long–term debt	2026	3.06%	3,298,991	2,311,833
Bonds–Colombia	2019	9.69%	177,641	177,641
Bonds– Luxembourg	2020	7.95%	550,000	548,094

Total			$4,159,641	$3,170,577

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and debt related to one aircraft denominated in Euros.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The outstanding long term debt balance of the Company as of December 31, 2015 and 2014 were $2,332,326 and $2,171,535, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $482,432 and $273,307, respectively.

During 2015, the Company obtained loans amounting to $412,679 in order to finance the purchase of two A321, three A320, one A319, two B787, two CESSNA and two ATR 72 aircraft. This includes $379,160 under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans. The Company also obtained $304,112 for general working capital purposes.

During 2014 the Company obtained financing up to $846,527 in order to purchase of two A330, two A321, six A319, three B787 and eleven ATR 72 aircraft. The latter includes $152,850 obtained through the issuance of guaranteed notes under a private placement vehicle. The Company also obtained $156,860 for general working capital purposes.

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

As of December 31, 2015 and 2014, the Company and the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Senior Notes as co–issuers on $550,000 in aggregate principal amount.

The Senior Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Senior Notes are unconditionally guaranteed by the subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $375,000. The Senior Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2015 and 2014, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of December 31,
			2015	2014
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,476	$548,094

			$548,476	$548,094

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest accrues from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 and 2014, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Original currency	Total placed in original currency	Balance as of December 31,
				2015		2014
				Original currency	In US Dollars	Original currency	In US Dollars
Avianca	Series A	Colombian Pesos	75,000 million	—	$—	—	$—
Avianca	Series B	Colombian Pesos	158,630 million	79,315 million	25,184	158,630 million	66,304
Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	84,576	266,370 million	111,337

Total					$109,760		$177,641

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015 and 2014, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $146,817, and $196,857, respectively. As of December 31, 2015 and 2014, there were $65,967, and $25,651 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on long–term debt for the years ended December 31, 2015 and 2014 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2015	$298,460	$307,629	$339,272	$318,511	$1,461,518	$2,725,390

December 31, 2014	$292,906	$266,723	$252,878	$255,062	$1,244,264	$2,311,833

Future payments on bonds for the years ended December 31, 2015 and 2014 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2015	$25,056	$27,544	$27,804	$27,804	$550,028	$658,236

December 31, 2014	$32,764	$32,764	$36,725	$36,725	$586,757	$725,735

During 2015 and 2014, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2015, the Company obtained waivers adjusting its EBITDAR Coverage Ratio threshold to levels at which the covenants are met. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca, S.A. and Subsidiaries

The consolidated financial statements of Avianca, S.A. and Subsidiaries must comply with the following financial covenants as of December 31, 2015:

(1)	EBIDAR Coverage Ratio: Should be greater than or equal to 1.4 at the end of each period; and

(2)	Leverage Ratio: Should be less than or equal to 4.5 at the end of each reporting period

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015, the Company did not comply with the EBIDAR coverage ratio and leverage ratio. However, the Company did not require waivers from financial institutions since the breached covenants have no possible consequences on acceleration of debt. As of December 31, 2014, the Company did not comply with the applicable financial covenants.

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 2.0 to 1.00 for some obligations and 1.50 to 1.00 for other obligations at the end of December 31, 2015. The Company obtained waivers from financial institutions to reduce the EBITDAR Coverage Ratio from 2.0 to 1.0, to 1.45 to 1.0 and complied with the revised threshold.

(2)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(3)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the Relevant Testing Date in respect of the period ending December 31, 2015. Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

As of December 31, 2015 and 2014 the Company complied with the financial covenants applicable at each annual reporting date for Avianca Holdings S.A. and Subsidiaries.

(18) Accounts payable

Accounts payable as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Trade accounts payable	$340,043	$345,342
Non–income taxes collected in advance	68,651	131,177
Payroll taxes (1)	53,746	55,944
Other payables	18,152	15,031

Current	$480,592	$547,494

Trade accounts payable	$—	$18,329
Payroll taxes (1)	3,599	2,838

Non–current	$3,599	$21,167

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(19) Accrued expenses

Accrued expenses as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Operating expenses	$75,950	$83,823
Vacation and other employee accruals	22,364	24,708
Other accrued expenses	19,878	29,731

Total	$118,192	$138,262

(20) Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Current	$52,636	$61,425
Non – current	109,231	70,459

Total	$161,867	$131,884

Changes in provisions for return conditions as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Balances at beginning of year	$131,884	$89,098
Provisions made	73,203	51,596
Provisions used	(43,220)	(8,810)

Balances at end of year	$161,867	$131,884

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

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2015 and 2014.

	December 31, 2015	December 31, 2014
Fair value of plan assets	$(140,517)	$(175,620)
Present value of the obligation	301,113	398,273

Total employee benefit liability	$160,596	$222,653

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2015 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$1,564	$1,947
Interest cost on net benefit obligation	17,788	4,478

Total employee benefit liability	$19,352	$6,425

Net benefit expense – year ended December 31, 2014 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$3,777	$3,281
Interest cost on net benefit obligation	21,078	5,046

Total employee benefit liability	$24,855	$8,327

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2015 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2014	$320,450	$77,823	$398,273
Period cost	19,352	6,425	25,777
Benefits paid by employer	(18,290)	(3,737)	(22,027)
Actuarial (gains) losses recognized in other comprehensive income	(9,830)	4,811	(5,019)
Exchange differences	(78,036)	(16,958)	(94,994)
Others	(897)	—	(897)

Benefit obligation as of December 31, 2015	232,749	68,364	301,113
Fair value of plan assets	(140,517)	—	(140,517)

Total employee benefit liability	$92,232	$68,364	$160,596

Current	$28,407	$4,469	$32,876
Non–current	63,825	63,895	127,720

Total	$92,232	$68,364	$160,596

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2014	$175,620
Interest income on plan assets	10,962
Employer contributions	19,919
Benefits paid	(16,032)
Return on plan assets adjustment	(4,478)
Exchange differences	(45,474)

Fair value of plan assets at December 31, 2015	$140,517

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation for the year ended December 31, 2014 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2013	$398,315	$91,359	$489,674
Benefit obligation acquired in business combinations	—	455	455
Period cost	24,855	8,327	33,182
Benefits paid by employer	(22,666)	(3,131)	(25,797)
Actuarial gains recognized in other comprehensive income	(4,349)	(1,406)	(5,755)
Exchange differences	(75,705)	(17,781)	(93,486)

Benefit obligation as of December 31, 2014	320,450	77,823	398,273
Fair value of the plan assets	(175,620)	—	(175,620)

Total employee benefit liability	$144,830	$77,823	$222,653

Current	$45,072	$4,121	$49,193
Non–current	99,758	73,702	173,460

Total	$144,830	$77,823	$222,653

Change in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2013	$160,998
Interest income on plan assets	9,635
Employer contributions	43,120
Benefits paid	(17,483)
Return on plan assets adjustment	10,684
Exchange differences	(31,334)

Fair value of plan assets at December 31, 2014	$175,620

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2015, 2014 and 2013, actuarial gains of $541, $16,439 and $66,277, respectively were recognized in other comprehensive income.

	December 31, 2015	December 31, 2014	December 31, 2013
Actuarial gains recognized in other comprehensive income	$5,019	$5,755	$73,331
Return on plan assets adjustment	(4,478)	10,684	(7,054)

Amount recognized in other comprehensive income	$541	$16,439	$66,277

The Company expects to contribute $32,876 to its defined benefit plan and other benefits in 2016.

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

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2015	December 31, 2014
Discount rate on all plans	7.50%	7.00%
Price inflation	3.00%	3.00%
Future salary increase
Pilots	3.75%	3.75%
Cabin crew	3.50%	3.50%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.00%	4.00%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2015	December 31, 2014
Equity securities	45%	45%
Debt securities	51%	51%
Other	4%	4%

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

As of December 31, 2015 and 2014, there are 9 and 7 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

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

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(12,152)	13,381
Pension increase	14,640	(13,366)
Mortality table	3,933	—

	1% increase	1% decrease
Medical cost	1,571	1,647

(22) Air traffic liability

Air traffic liability as of December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
Advance ticket sales	$363,026	$396,292
Miles deferred revenue	70,549	64,826

Current	$433,575	$461,118

Miles deferred revenue	$93,519	$85,934

Non–current	$93,519	$85,934

(23) Other liabilities

Other liabilities as of December 31, 2015 and 2014 are as follows:

	Notes	December 31, 2015	December 31, 2014
Derivative instruments	27, 28	$3,769	$116,555
Other		24,297	19,407

Total		$28,066	$135,962

Current		$12,691	$127,496
Non–current		15,375	8,466

Total		$28,066	$135,962

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(24) Share based payments

The Company authorized the implementation of an incentive plan (the “Share Based Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Based Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption, and COP$5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Based Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Based Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Based Plan. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of December 31, 2015, active beneficiaries have been awarded with 11,692,519 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2015 are equal to 11,212,494.

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

Participants who are terminated, or resigned, cease to be part of the Share Based Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2015 and 2014 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2015, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 1.10 to 4.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$1,695 in the Colombian Stock Exchange and $4.27 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 1.01% to 6.49%

•	Dividend yield of 2.95%

•	Volatility of 31.65% to 38.13%

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

Since Avianca Holdings S.A. has a public traded history of approximately four and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income of the Share Based Plan Awards for the period ended December 31, 2015 and 2014 was $1,121 and $2,540, respectively which has been recognized within operating profit. As of December 31, 2015 and 2014, $10 and $1,256, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

(25) Equity

Common and preferred stock

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of the Company’s shareholders will be entitled to any dividends. If dividends are declared and the Company’s annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all the Company’s holders of preferred and common shares, such profits will be paid equally with respect to the Company’s preferred and common shares. However, if the Company’s annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of the Company’s preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

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

The following is a summary of authorized, issued and paid shares:

	December 31, 2015	December 31, 2014
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

Sale of minority shareholding

In August 2015 Avianca Holdings S.A. and Advent International (“Advent”), a global private equity investor, signed a definitive agreement pursuant to which Advent acquired 3,000 common shares of LifeMiles B.V., representing a 30% minority shareholding interest in LifeMiles B.V. In connection with this transaction the Company recognized a total amount of $301,389 recorded directly to equity, net of related transaction costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

Other comprehensive income as of December 31, 2015 and 2014 is as follows:

	Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)
Other comprehensive income (loss) in the period	(113,249)	(1,527)	16,439	14,433	386	(2,239)	(4,307)	(90,064)

As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,678	$683	$7,444	$24,550	$(93,029)

Other comprehensive income (loss) in the period	77,308	3,098	541	(12,678)	(680)	3,410	(6,156)	64,843

As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 27).

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

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

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

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2015	2014	2013
Cash flow hedges:
Reclassification during the year to profit or loss	$144,372	$8,864	$8,410
Effective valuation of cash flow hedged	(67,064)	(122,113)	2,244

	$77,308	$(113,249)	$10,654

Fair value reserves:
Reclassification during the year to profit or loss	$—	$—	$1,116
Valuations of available–for–sale investments	3,098	(1,527)	912

	$3,098	$(1,527)	$2,028

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(13,358)	$15,068	$(186)
Temporary differences within OCI	—	(249)	(1,666)

	$(13,358)	$14,819	$(1,852)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Dividends

The following dividends were paid by the Company during the years ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Dividend—Ordinary shared	$44,215	$25,865
Dividend—Preferred shared	22,873	13,079

Total	$67,088	$38,944

Dividends of COP$50 per share were declared in March 2016, and will be paid in four equal installments of COP$12.50 per share. The first installment was paid on April 7, 2016. The remaining three installments will be paid no later than July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings as of December 31, 2015.

Dividends of $67,088 (approximately 6.7 cents per share) were declared in April 2015 and paid in October 2015 based on profits for the year 2014. Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013.

Additionally, on December 16, 2015 the company paid dividends corresponding to the minority shareholding of LifeMiles B.V. in the amount of $3,750.

(26) Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2015 and 2014. The Company tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2015	Percentage	Year ended December 31, 2014	Percentage	Year on Year Variation
Domestic
Passenger	$1,363,285	31%	$1,071,254	23%	$292,031
Cargo and mail	234,362	5%	240,134	5%	(5,772)

	1,597,647	36%	1,311,388	28%	286,259

International
Passenger	2,094,732	48%	2,791,467	59%	(696,735)
Cargo and mail	390,163	9%	324,728	7%	65,435

	2,484,895	57%	3,116,195	66%	(631,300)

Other (1)	278,799	7%	275,988	6%	2,811

Total operating revenues	$4,361,341	100%	$4,703,571	100%	$(342,230)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2014	Percentage	Year ended December 31, 2013	Percentage	Year on Year Variation
Domestic
Passenger	$1,071,254	23%	$1,031,299	23%	$39,955
Cargo and mail	240,134	5%	196,062	4%	44,072

	1,311,388	28%	1,227,361	27%	84,027

International
Passenger	2,791,467	59%	2,831,098	61%	(39,631)
Cargo and mail	324,728	7%	308,677	7%	16,051

	3,116,195	66%	3,139,775	68%	(23,580)

Other (1)	275,988	6%	242,468	5%	33,520

Total operating revenues	$4,703,571	100%	$4,609,604	100%	$93,967

(1) Other operating revenue

Other operating revenue for the years ended December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Frequent flyer program	$139,524	$141,402	$142,252
Ground operations (a)	19,545	20,756	20,423
Leases	30,144	30,744	24,181
Maintenance	8,963	16,624	6,228
Interline	1,831	1,565	5,421
Other	78,792	64,897	43,963

	$278,799	$275,988	$242,468

(a)	Company provides services to other airlines at main hub airports.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(27) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2015 and 2014 are the following:

	Notes	December 31, 2015	December 31, 2014
Cash flow hedges – Assets
Fuel price hedges	13	$882	$4,204

Total		$882	$4,204

Cash flow hedges – Liabilities
Fuel price hedges	23	$—	$110,084
Interest Rate	23	1,635	—

Total		$1,635	$110,084

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

	Fair Value	1–12 months
Fuel price
Assets	$882	$882
Interest Rate
Liabilities	$1,635	$1,635

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2015 and 2014, a net gain (loss) relating to the hedging instruments of $77,308 and $(113,249), respectively is included in other comprehensive income (see Note 25).

(28) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2015 and 2014 are the following:

	Notes	December 31, 2015	December 31, 2014
Derivatives not designated as hedges – Assets
Derivative contracts of interest rate	13	$90	$—

Total		$90	$—

Derivatives not designated as hedges – Liabilities
Derivative contracts of foreign currency	23	$—	$578
Derivative contracts of interest rate	23	2,134	5,893

Total		$2,134	$6,471

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(29) Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2015 and 2014, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(30) Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2015 are as follows:

		December 31, 2015
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$793	$793
Derivative instruments	27, 28	972	972

		$1,765	$1,765

Financial liabilities
Short term borrowings and long–term debt	17	$3,472,994	$3,296,534
Derivative instruments	23	3,769	3,769

		$3,476,763	$3,300,303

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2014 are as follows:

		December 31, 2014
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$1,455	$1,455
Derivative instruments	27,28	4,204	4,204

		$5,659	$5,659

Financial liabilities
Short term borrowings and long–term debt	17	$3,170,577	$3,200,729
Derivative instruments	23	116,555	116,555

		$3,287,132	$3,317,284

The fair value of the financial assets and liabilities corresponds the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

Fair values hierarchy

All financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2015:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 and 28)
Aircraft fuel hedges	—	882	—	882
Interest rate derivatives	—	90	—	90
Available–for–sale securities (Note 6)	—	793	—	793
Assets held for sale (Note 12)	—	3,323	—	3,323
Revalued administrative property (Note 14)	—	70,071	—	70,071

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27 and 28)
Interest rate derivatives	—	3,769	—	3,769
Frequent flyer liability (Note 22)	—	164,068	—	164,068
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 17)	—	3,296,534	—	3,296,534

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2014:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 and 28)
Aircraft fuel hedges	—	4,204	—	4,204
Available–for–sale securities (Note 6)	—	1,455	—	1,455
Assets held for sale (Note 12)	—	1,369	—	1,369
Revalued administrative property (Note 14)	—	78,442	—	78,442

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27 and 28)
Aircraft fuel hedges	—	110,084	—	110,084
Foreign currency derivatives	—	578	—	578
Interest rate derivatives	—	5,893	—	5,893
Frequent flyer liability (Note 22)	—	150,760	—	150,760
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 17)	—	3,200,729	—	3,200,729

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(31) Income tax expense

The major components of income tax expense for the years ended December 31, 2015, 2014 and 2013 are:

Consolidated statement of comprehensive income

	December 31, 2015	December 31, 2014	December 31, 2013
Current income tax:
Current income tax charge	$19,491	$33,781	$41,223
Adjustment in respect of current income tax of previous year	(2,211)	—	(927)
Deferred tax expense:
Relating to origination and reversal of temporary differences	13,748	16,499	6,164

Income tax expense reported in the income statement	$31,028	$50,280	$46,460

Consolidated statement of other comprehensive income

Hedging reserves	(12,678)	14,433	(1,755)
Fair value reserves	(680)	386	(97)
Reserves relating to actuarial gains and losses	3,410	(2,239)	(14,525)

Income tax charged directly to other comprehensive income	$(9,948)	$12,580	$(16,377)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015			December 31, 2014			December 31, 2013
Accounting (loss) profit after income tax			$(139,506)			$128,494			$248,821
Total income tax expense			31,028			50,280			46,460

(Loss) profit before income tax			$(108,478)			$178,774			$295,281

Income tax at Colombian statutory rate	39.0%		(42,306)	34.0%		60,783	34.0%		100,396
Tax credit (1)	2.6%		(2,816)	(9.5%	)	(17,049)	(10.8%	)	(32,025)
Productive fixed assets special deduction	47.0%		(51,003)	(0.6%	)	(1,142)	(1.9%	)	(5,711)
Permanent differences (2)	47.7%		(51,769)	(1.8%	)	(3,241)	(0.9%	)	(2,737)
Non–deductible taxes	(2.7%	)	2,893	1.0%		1,785	0.8%		2,174
Effect of tax exemptions and tax rates in foreign jurisdictions	(24.9%	)	27,030	3.8%		6,852	4.6%		13,462
Non recognized deferred tax assets	(94.5%	)	102,553	0.00%		—	0.0%		—
Exchange rate differences	37.3%		(40,483)	(3.3%	)	(5,924)	(5.0%	)	(14,639)
Prior year expenses	(0.8%	)	878	0.6%		1,135	1.0%		2,965
Changes in tax rates	(79.3%	)	86,051	3.9%		7,081	(5.9%	)	(17,425)

	(28.6%	)	$31,028	28.1%		$50,280	15.8%		$46,460

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	This item includes various permanent differences for Corporate Income Tax purposes in Colombia. These permanent differences include non taxable gains and losses on the sale of property, plant and equipment, non taxable revenues and other items.

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2015	December 31, 2014
Assets (liabilities)
Accounts payable	$4,470	$15,970	$107	$(11,500)	$15,863
Inflation adjustments	(23)	759	839	(782)	(80)
Deposits and other assets	(157)	(3,551)	(8,340)	3,394	4,789
Aircraft maintenance	787	(5,410)	1,876	6,197	(7,286)
Pension liabilities	(19,541)	(20,514)	30,982	973	(51,496)
Provisions	48,561	46,834	24,038	1,727	22,796
Loss carry forwards	31,035	736	792	30,299	(56)
Functional Currency Differences	(57,913)	—	—	(57,913)	—
Intangible assets	(12,582)	(12,582)	(5,556)	—	(7,026)
Other	(2,265)	(2,338)	(1,785)	73	(553)

Net deferred tax assets / (liabilities)	$(7,628)	$19,904	$42,953	$(27,532)	$(23,049)

Reflected in the statement of financial position as follows:
Deferred tax assets	$5,847	$35,664	$50,893
Deferred tax liabilities	(13,475)	(15,760)	(7,940)

Deferred tax assets (liabilities) net	$(7,628)	$19,904	$42,953

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of deferred tax assets net	December 31, 2015	December 31, 2014
Opening balance as of January 1,	$19,904	$42,953
Tax income during the period recognized in profit or loss	(13,748)	(16,499)
Tax income during the period recognized in other comprehensive income	(9,948)	12,580
Deferred taxes acquired in business combinations	—	(8,568)
Exchange differences	(3,836)	(10,562)

Closing balance as of December 31	$(7,628)	$19,904

Income Tax

At December 31, 2015, the Company’s subsidiaries have tax loss carry forwards of approximately $561,813, which are available to offset future taxable income in the relevant jurisdictions, if any, where appropriate. The tax losses in the tax jurisdictions of Colombia and Chile can be carried forward indefinitely and the excess of presumptive tax income in Colombia can be carried forward up to year 2020.

The Company has potential deferred tax assets corresponding to the aforementioned tax losses for $138,748. However, given the uncertainty over the Company’s ability to generate taxable income in the short and medium term, and considering the Company’s loss in 2015, deferred tax assets have only been recognized by an amount equal to the projected future reversal of deferred tax liabilities.

Because Avianca S.A. and Tampa Cargo S.A.S. control the dividend policies of their subsidiaries they can control when the temporary difference related to their investments in such subsidiaries are reversed. As the group has determined that subsidiary profits will not be distributed in the foreseeable future, the related deferred tax liability, which would amount to $23,583, has not been recognized.

Tax reform

On December 23, 2014 a new tax reform program, effective from January 1, 2015, was enacted in Colombia. Main amendments are as follows:

•	A new net worth tax for taxpayers presenting a net equity, as of January 1, 2015, greater than COP$1,000 million.

•	An income tax for equality (“CREE”), establishing, permanently, a rate of 9%, while introducing modifications to its former structure and compensation.

•	A surcharge to CREE at increasing rates for the years 2015, 2016, 2017 and 2018.

•	New mechanisms against tax evasion and modifications to tax rates applicable to financial transactions were introduced, as well as other income tax amendments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(32) Provisions for legal claims

As of December 31, 2015 and 2014, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $13,386 and $14,157, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2015 and 2014, these contingencies amount to a total of $73,504 and $74,567, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $43,514 as of December 31, 2015 and $35,316 as of December 31, 2014.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(33) Future aircraft leases payments

The Company has 67 aircraft under operating leases with an average remaining lease term of 42 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than one year	$253,372
Between one and five years	600,538
More than five years	127,902

$981,812

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft. Future operating lease commitments are as follows:

Engines
Less than one year	$3,934
Between one and five years	828

$4,762

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2015, the Company had three Airbus A319, one Airbus A330F, and three Fokker 100 under operating lease to OceanAir Linhas Aéreas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$20,388
Between one and five years	72,464
More than five years	61,939

$154,791

(34) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 141 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2016 and 2024.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has eight firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2016 and 2019 as well as 10 purchase options.

ATR – The Company has up to 15 purchase options.

Other – The Company has eight firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2015, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$131,944	$221,275	$201,150	$196,346	$663,347	$1,414,062
Aircraft acquisition commitments	$944,654	$1,431,245	$1,726,876	$2,239,846	$9,551,035	$15,893,656

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; in April 2016, the Company negotiated a significant reduction of its scheduled aircraft deliveries in 2016, 2017, 2018 and in 2019 and changed some aircraft type, both upgrades and downgrades, with Airbus SAS without altering the total deliveries scheduled between 2016 and 2025, which modifies the advanced payments and aircraft acquisition commitments as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$43,328	$97,974	$133,823	$210,693	$1,007,394	$1,493,212
Aircraft acquisition commitments	$942,295	$620,547	$490,256	$1,320,912	$13,407,233	$16,781,243

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

(36) Subsequent events

In April 2016, the Company signed a delivery rescheduling document with Airbus for the A320 family aircraft. (See Note 34)

****