Form 20-F
period 2016-12-31
Avianca Holdings S.A.
filed 2017-05-01
CIK 1575969

As filed with the Securities and Exchange Commission on May 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Aquilino de la Guardia Calle No. 8, IGRA Building P.O., Panama City,

Republic of Panama

(+507) 205-6000

(Address of principal executive offices)

Luca Pfeifer

Tel: (57+1) - 587 77 00 ext. 7575 ● Fax: (57+1) - 423 55 00 ext. 2544/2474

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016:

Common Shares — 660,800,003

Preferred Shares — 340,507,917

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐ (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This annual report includes our audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS.

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

On March 31, 2017, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP2880.24 per US$1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.”

IFRS does not currently require us to adjust our financial statements for inflation. Colombia experienced inflation rates of 3.7%, 6.8% and 5.8% for the years ended December 31, 2014, 2015 and 2016, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística), or DANE.

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

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized and is calculated by dividing revenue passenger kilometers by available seat kilometers (ASKs) unless stated otherwise.

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

“Yield” represents the average amount one passenger pays to fly one kilometer, or passenger revenue divided by revenue passenger kilometers (RPKs) unless stated otherwise.

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

The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include

v

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

The selected consolidated financial information as of December 31, 2012, 2013, 2014, 2015 and 2016 and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

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

	As of December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$375,753	$479,381	$640,891	$735,577	$402,997
Restricted cash	5,371	5,397	1,987	23,538	6,547
Available-for-sale securities	—	—	1,218	—	19,460
Accounts receivable, net of provision for doubtful accounts	313,868	279,620	355,168	276,963	202,962
Accounts receivable from related parties	19,283	23,073	27,386	26,425	29,427
Expendable spare parts and supplies, net of provision for obsolescence	82,362	68,768	65,614	53,158	48,796
Prepaid expenses	59,725	45,708	56,065	46,745	54,512
Assets held for sale	—	3,323	1,369	7,448	9,832
Deposits and other assets	160,124	130,724	174,128	125,334	105,028

Total current assets	1,016,486	1,035,994	1,323,826	1,295,188	879,561
Non-current assets:
Available-for-sale securities	76	793	237	14,878	13,165
Deposits and other assets	174,033	246,486	218,010	189,176	221,558
Accounts receivable, net of provision for doubtful accounts	92,048	59,713	42,407	32,441	64,540
Accounts receivable from related parties	—	—	11,247	—	24,001
Intangible assets	412,918	413,766	416,070	363,103	344,908
Deferred tax assets	5,845	5,847	35,664	50,893	73,644
Property and equipment, net	4,649,929	4,599,346	4,128,051	3,233,358	2,699,546

Total non-current assets	5,334,849	5,325,951	4,851,686	3,883,849	3,441,362

Total assets	$6,351,335	$6,361,945	$6,175,512	$5,179,037	$4,320,923

	As of December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$406,739	$412,884	$458,679	$314,165	$282,145
Accounts payable	493,106	480,592	547,494	509,129	488,568
Accounts payable to related parties	9,072	9,449	13,797	7,553	7,309
Accrued expenses	138,797	118,192	138,262	134,938	181,802
Provisions for legal claims	18,516	13,386	14,157	14,984	7,903
Provisions for return conditions	53,116	52,636	61,425	33,033	7,598
Employee benefits	39,581	32,876	49,193	52,392	57,241
Air traffic liability	521,190	433,575	461,118	491,752	405,295
Other liabilities	11,085	12,691	127,496	27,432	29,470

Total current liabilities	1,691,202	1,566,281	1,871,621	1,585,378	1,467,331
Non-current liabilities:
Long-term debt	2,867,496	3,060,110	2,711,898	1,951,330	1,572,299
Accounts payable	2,734	3,599	21,167	2,735	3,041
Provisions for return conditions	120,822	109,231	70,459	56,065	59,297
Employee benefits	115,569	127,720	173,460	276,284	400,831
Deferred tax liabilities	20,352	13,475	15,760	7,940	2,528
Air traffic liability(1)	98,088	93,519	85,934	72,853	63,494
Other liabilities non-current	14,811	15,375	8,466	11,706	—

Total non-current liabilities	3,239,872	3,423,029	3,087,144	2,378,913	2,101,490

Total liabilities	4,931,074	4,989,310	4,958,765	3,964,291	3,568,821
Equity:
Common stock	82,600	82,600	82,600	83,225	92,675
Preferred stock	42,023	42,023	42,023	41,398	19,473
Additional paid-in capital on common stock	234,567	234,567	234,567	236,342	263,178
Additional paid-in capital on preferred stock	469,273	469,273	469,273	467,498	270,061
Retained earnings	544,681	507,132	355,671	351,102	68,153
Revaluation and other reserves	27,365	18,394	24,550	28,857	25,418

Total equity attributable to the Company	1,400,509	1,353,989	1,208,684	1,208,422	738,958
Non-controlling interest	19,752	18,646	8,063	6,324	13,144

Total equity	1,420,261	1,372,635	1,216,747	1,214,746	752,102

Total liabilities and equity	$6,351,335	$6,361,945	$6,175,512	$5,179,037	$4,320,923

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,285,217	$3,458,017	$3,862,721	$3,862,397	$3,550,559
Cargo and other(2)	853,121	903,324	840,850	747,207	719,097
Total operating revenue	4,138,338	4,361,341	4,703,571	4,609,604	4,269,656
Operating expenses:
Flight operations	58,381	58,069	56,695	82,872	84,774
Aircraft fuel	785,273	1,006,792	1,345,755	1,325,763	1,305,396
Ground operations	426,203	412,382	397,625	343,812	321,552
Aircraft rentals	314,493	317,505	299,220	273,643	255,566
Passenger services	151,718	149,292	154,464	143,512	132,823
Maintenance and repairs	260,703	309,719	268,894	188,659	222,705
Air traffic	218,965	202,980	206,151	180,140	169,650
Sales and marketing	545,318	612,775	605,674	584,468	522,645
General, administrative and other	187,560	176,195	165,172	257,273	206,666
Salaries, wages and benefits	661,708	666,084	725,793	674,951	644,901
Depreciation, amortization, and impairment	269,546	230,732	198,660	169,580	122,080

Total operating expenses	3,879,868	4,142,525	4,424,103	4,224,673	3,988,758

Operating profit	258,470	218,816	279,468	384,931	280,898
Interest expense	(172,630)	(169,407)	(133,989)	(113,330)	(122,112)
Interest income	13,054	19,016	17,099	11,565	25,006
Derivative instruments	3,321	626	5,924	(11,402)	(24,042)
Foreign exchange	(23,939)	(177,529)	10,272	23,517	(56,788)

Profit (loss) before income tax	78,276	(108,478)	178,774	295,281	102,962
Total income tax expense	(34,090)	(31,028)	(50,280)	(46,460)	(64,705)

Net (loss) profit for the year	$44,186	$(139,506)	$128,494	$248,821	$38,257
Net (loss) profit attributable to equity holders of the parent	16,980	(155,388)	129,270	257,493	35,141
Net (loss) profit attributable to non-controlling interest	27,206	15,882	(776)	(8,672)	3,116
Basic and diluted (loss) earnings per share (common and preferred)	0.04	(0.14)	0.13	0.27	0.04
Basic and diluted (loss) earnings per ADS	0.32	(1.12)	1.04	2.16	—
Common and preferred share dividends per share (COP/US$)(3)	50 / 0.02	198.5 / 0.07	160.1 / 0.07	75 / 0.04	75 / 0.04
Common shares at period end	660,800,003	660,800,003	660,800,003	665,800,003	741,400,000
Preferred shares at period end	336,187,285	336,187,285	336,187,285	331,187,285	155,784,429
Weighted average of common shares used in computing earnings per share (thousands)	660,800	660,800	665,383	728,800	741,400

Weighted average of preferred shares used in computing earnings per share (thousands)	336,187	336,187	331,604	184,854	158,081

CASH FLOW DATA
Net cash provided by operating activities	$567,954	$363,002	$257,130	$544,642	$391,226
Net cash (used in) investing activities	(118,390)	(330,491)	(246,889)	(483,259)	(300,805)
Net cash (used in) provided by financing activities	(550,469)	18,079	(52,820)	289,294	16,744

OTHER FINANCIAL DATA
Adjusted EBITDAR(4)	$842.509	$767,053	$777,348	$828,154	$658,544
Operating margin(5)	6.2%	5.0%	5.9%	8.4%	6.6%
Adjusted EBITDAR margin(6)	20.4%	17.6%	16.5%	18.0%	15.4%

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
OPERATING DATA (Unaudited)(7)(8)
Total passengers carried (in thousands)	29.480	28,290	26,230	24,625	23,093
Revenue passengers carried (in thousands)(9)	28,578	27,378	25,382	23,865	22,425
Revenue passenger kilometers (RPK) (in millions)(10)	38,233	35,478	32,602	31,186	29,072
Available seat kilometers (ASK) (in millions)(11)	47,145	44,513	41,052	38,762	36,545
Load factor(12)	81.1%	79.7%	79.4%	80.5%	79.6%
Block hours(13)	571,820	547,859	517,943	483,204	466,439
Average daily aircraft utilization(14)	10.3	10.1	10.3	10.1	10.2
Average one-way passenger fare (US$)	115.0	126.3	152.2	161.8	158.0
Yield(15)	8.6	9.7	11.8	12.4	12.2
Passenger revenue per ASK (PRASK)(16)	7.0	7.8	9.4	10.0	9.7
Operating revenue per ASK (RASK)(17)	8.8	9.8	11.5	11.9	11.7
Cost per ASK (CASK)(18)	8.2	9.3	10.8	10.9	10.9
CASK excluding fuel	6.6	7.0	7.5	7.5	7.3
Revenue ton kilometers (RTK) (in millions)(19)	1,291	1,259	1,104	867	777
Available ton kilometers (ATK) (in millions)(20)	2,346	2,152	1,810	1,538	1,315
Gallons of fuel consumed (in thousands)	481.803	461,268	427,785	406,143	388,066
Average price of jet fuel into plane (net of hedge) (US$/gallon)	1.63	2.18	3.15	3.27	3.33
Average stage length (kilometers)(21)	1,019	1,002	972	1,025	1,056
On-time domestic performance(22)	77,4%	83.5%	71.9%	67.4%	66.4%
On-time international performance(23)	83,1%	85.7%	80.9%	80.4%	79.2%
Completion rate(24)	98,1%	98.5%	98.1%	98.0%	98.3%
Technical dispatch reliability(25)	99,5%	99.5%	99.4%	99.4%	99.5%
Departures(26)	304,827	299,192	282,475	253,967	247,365
Average daily departures	835	820	774	696	678
Airports served at period end	106	104	102	98	98
Routes served at period end	170	179	168	170	169
Direct sales as % of total sales(27)	33.7%	34.1%	33.6%	31.0%	33.3%

Revenue per employee plus cooperative members (US$)	196	206	229	241	236
Full-time employees and cooperative members at period end	20,449.5	20,485	19,961.5	18,554	17,643
Total employees	21,061	21,145	20,485	19,127	18,275

(1)	We previously recognized deferred miles related to our LifeMiles rewards program as current air traffic liability. We now recognize such deferred miles as current and non-current air traffic liability. A similar adjustment in this presentation has been made for prior years. We launched LifeMiles in March 2011. As a result, we had no non-current air traffic liability as of January 1, 2014.
(2)	Includes Aerounion revenues beginning in October 22, 2014.
(3)	Dividends of COP77 per share were declared in March 2017, and will be paid in July 2017 and October 2017 based on retained earnings for the year 2016. The US$ equivalent of such dividends will be determined the date prior to each payment date. Dividends of 50 COP per share were declared in March 2016 and paid in four equal installments of 12.50 COP per share on April 7, 2016, July 1, 2016, October 7, 2016, and December 16, 2016, based on profits for the year 2015. Dividends of $0.06691 per share were declared in April 2015 and paid in October 2015 based on profits for the year 2014. Dividends of 75/0.04 COP/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012.

(4)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization, and impairment and aircraft rentals, minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit to Adjusted EBITDAR for the specified periods:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Net (loss) profit for the year	$44,186	$(139,506)	$128,494	$248,821	$38,257
Add: Income tax expense	34,090	31,028	50,280	46,460	64,705
Add: Depreciation, amortization, and impairment	269,546	230,732	198,660	169,580	122,080
Add: Aircraft rentals	314,493	317,505	299,220	273,643	255,566
Minus: Interest expense	(172,630)	(169,407)	(133,989)	(113,330)	(122,112)
Minus: Interest income	13,054	19,016	17,099	11,565	25,006
Minus: Derivative instruments	3,321	626	5,924	(11,402)	(24,042)
Minus: Foreign exchange	(23,939)	(177,529)	10,272	23,517	(56,788)

Adjusted EBITDAR	$842,509	$767,053	$777,348	$828,154	$658,544

(5)	Operating margin represents operating profit divided by total operating revenue.
(6)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(7)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(8)	Operating data does not include regional operations in Central America except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(9)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(10)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(11)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(12)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport. Includes Tampa Cargo.
(14)	Average number of block hours operated per day per average number of passenger aircraft. Does not include Sansa operation.
(15)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(16)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(17)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(18)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(19)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown. RTKs does not include domestic Ecuador.
(20)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown. ATKs does not include domestic Ecuador.
(21)	The average number of kilometers flown per flight does not include freight operations.
(22)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.
(23)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.
(24)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice). Does not include Sansa operation.
(25)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems
(26)	Includes passenger and cargo operations.
(27)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Company

In the fiscal year ended December 31, 2016, we experienced a decrease in revenues.

In the fiscal year ended December 31, 2016, we experienced a decrease in revenues, primarily the result of lower yields, which were caused by increased competition, new competitors and the depreciation of the Colombian peso against the U.S. dollar (which caused the dollar-equivalent amount of our revenues earned in Colombian pesos to decrease). These factors acted as headwinds to our business, more than offsetting growth in our capacity and traffic. There is no assurance that these factors will not continue to negatively affect our business. Prospective investors should understand that our future results of operations are subject to significant uncertainties.

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

During 2016, Latin America presented a slight recovery after facing a challenging scenario due to the fall of commodity prices, especially fuel, which had collateral effects in the economies of the region, such as a downturn in economic growth rates, a significant currency devaluation, an increase in inflation and a decline of international investments, affecting the demand for air travel and overall performance in our home markets. The high dependency of these economies on commodities have weakened their performance. Although commodity prices recovered partially during the last year, which is reflected in the modest increase in the GDP forecast of each country as reported by The International Monetary Fund, we cannot assure you that this trend will continue.

Also, the capacity increase and low fare strategy of North American airlines in our core markets, led by low cost carriers aided by the decline of fuel prices, may continue to affect our and other Latin American airlines revenues.

In 2017, we intend to expand our network by opening routes to new destinations and we may have a moderate growth in capacity. Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 5.8%, 5.8% and 3.8% in 2014, 2015 and 2016, respectively. We cannot assure you that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. See “—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which we operate.” In light of the factors mentioned above, we cannot assure you that we will be able to successfully achieve profitability or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

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

We have entered into several agreements to acquire up to 137 Airbus A320 family, five Boeing B787 and one Airbus A300F to be delivered between 2017 and 2025. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. As a result, Avianca and Taca are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition. The timely delivery of these new aircraft by Airbus and Boeing is subject to a number of uncertainties including (i) the fact that Airbus or Boeing may be unable or unwilling to fulfill their contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, as has happened in the past to B787 aircraft operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

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

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of approximately 6.1 years as of December 31, 2016, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of approximately 6.7 years. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of aircraft ordered from Airbus and Boeing may adversely impact our operations and financial results.

We expect our fleet renewal plan to result in increased fuel efficiency, crew productivity, and lower training costs leading to higher operational efficiency and flexibility. However, if the aircraft do not perform as expected, their introduction may not result in the aforementioned benefits, and additional cost will be incurred associated with their purchase and with the replacement of older aircrafts. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances in the event these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would adequately compensate us for the loss of the anticipated benefits of the new aircraft; however, we do track the guarantees with our manufactures and manage the claims, if any. As a result, in 2016 we received compensation for a fuel performance claim against Boeing for $2.4 million. The incurrence of the additional financing costs to purchase these aircraft and the additional cost of retiring portions of our current fleet without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft and return of old aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 143 new aircraft into our fleet between 2017 and 2025 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

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

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2016, we had $3,274.2 million of total debt outstanding. Our interest expense was $172.6 million in 2016. For the year ended December 31, 2016, our aircraft rental expense under aircraft operating leases aggregated $314.5 million, and our facility rental costs aggregated more than $29.2 million. In addition, we have entered into agreements to acquire up to 137 Airbus A320 family, one Airbus A300F and five Boeing B787 to be delivered between 2017 and 2025. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition. Avianca and Taca are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. See “Item 5. Operating and Financial Review and Prospects—Part F. Contractual Obligations” for information on the magnitude of such financial commitments.

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

We have experienced ratings downgrades in the past.

Major rating agencies, including Fitch and Standard and Poor’s, have downgraded us in the past, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished, and may do so again in the future. If we were to experience a ratings downgrade, this would likely make it more difficult for us to refinance our debt and may increase our interest expenses, which could damage our financial condition and results of operations. A default on any of our debt obligations would likely have a negative impact on the market value of the ADSs.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken in to account in evaluating our overall level of leverage and financial health. As of December 31, 2016, the balance of our aircraft off-balance sheet arrangements was $989.4 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet plan, many of which could be through operating leases.

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

Complying with these covenants may cause us to take actions that make it more difficult to execute our business strategy successfully and we may face competition from companies not subject to such restrictions. Moreover, while a breach in these covenants has no consequences in terms of acceleration of debt, it would impose restrictions on additional indebtedness that Avianca S.A. can incur outside of fleet financing and ground support equipment. We have in the past and may in the future fall out of compliance with financial covenants in our debt agreements.

Our maintenance costs will increase as our fleet ages.

Because the average age of our operative fleet was approximately 6.7 years as of December 31, 2016, our fleet requires less maintenance now than it will in the future. As of December 31, 2016, our jet passenger operative fleet had an average age of approximately 6.1 years, our cargo fleet had an average age of approximately 19.6 years and our turboprop operative fleet had an average age of approximately 4.7 years. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

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

One of the elements of our business strategy is to save costs by operating a simplified fleet. As of December 31, 2016, of the 187 aircraft that comprised our total fleet (including three aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, OceanAir, which conducts business under the trade name Avianca Brazil, two to Aerolitoral S.A. de CV and one inactive aircraft) 133 were Airbus. Our jet fleet also includes 12 Embraer aircraft, and we have also entered into agreements to acquire up to 15 Boeing B787-8 Dreamliners to implement our long-haul strategy. As of December 31, 2016, ten Boeing 787-8 have been received. As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft.

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

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During 2016, approximately 77% of our domestic flights and approximately 32% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. El Dorado International Airport currently faces significant traffic congestion due to the lack of capacity in flight and ground operations. IATA is currently tracking progress of the advisory services given to the Colombian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at El Dorado International Airport, which are expected to be implemented throughout 2017. We cannot give any assurance that IATA’s solutions will in fact be implemented as planned, or that, if implemented, they will be successful in alleviating the current congestion.

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

The accelerated operational growth of El Dorado International Airport during the last years has allowed us a better use of the actual capacity. As a consequence, IATA changed the level of slot coordination for Bogotá from one to three starting on October 25, 2015. This classification is given to airports such as John F. Kennedy (New York), Narita, Changi, Charles-de-Gaulle, Frankfurt, Madrid Barajas and Mexico City international airports, among others, that meet the following conditions contained in IATA’s Worldwide Slot Guidelines:

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

In June of 2014, we moved some of our domestic operations from Puente Aéreo domestic terminal to El Dorado International Airport in order to improve connectivity between our international and domestic flights. We implemented a second phase on October 26, 2014, and now operate 55% of our daily domestic flights from El Dorado International Airport. Although the new airport benefits our customer experience, a new operation scheme may also present challenges in coordination, planning and costs. The expansion plan of the El Dorado International Airport announced by the Colombian government seeks to increase the terminal capacity and size, improve its infrastructure, its process and customer service and its benefit operations by 2018. At the end of 2015, the new control tower infrastructure was finalized and operational tests began. The new control center began to operate on April 1, 2016, using significant technology improvements. This expansion plan also includes: increase of operations per hour, implementation of new and more efficient navaids and flight procedures, high speed taxi ways, runway extensions, an addition of 27 new gates (for a total of 54 at the airport), more space for passenger terminals (such as areas related to customer service, new commercial and food court areas) and new VIP lounges. We may experience difficulties in our operations during this expansion process and we cannot assure that the expansion will be successful or be completed within the expected time frame.

Lima’s Jorge Chaves Airport is one of our three hubs, where we operate daily more than 69 national and international flights. One of the major operational risks we face on a daily basis in this airport is the limited number of parking positions. Additionally, the indoors infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls.

Lima Airport Partners (LAP), the concessionaire of Lima’s airport, plans to expand the airport’s capacity with a second runway, more parking positions and a new terminal for passengers. However, these expansion plans were postponed for 2017 due to new decisions from the Peruvian government. IATA began to provide advisory services to the Peruvian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at Jorge Chaves Airport. Therefore, we expect that for the next few years, Lima’s airport’s capacity will remain as it is today, limiting our ability to grow and affecting our competitiveness in the country and in the region.

Furthermore, we operate more than 89 daily international flights at El Salvador International Airport. Our operational growth in this region depends on the airport’s infrastructure. Due to the growth in the number of flights in each of the banks, the operation in remote parking positions has increased, the gates capacity is more limited and the equipment for the security controls to special destinations are not enough to attend our passengers. These events could limit our ability to manage connections and operations according to our standards.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions.

We are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions. We are in the process of incorporating new information technology systems to improve our flight operations and integrate our legacy Avianca and Taca systems. Although we seek to implement our new flight operations systems during 2017, we cannot assure you we will be able to do so. Our incorporation of these new systems is intended to help us reduce costs, enhance customer satisfaction and increase operating efficiencies; however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly and often disproportionately to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods. Although global international air freight growth was healthier in 2016 compared to 2015 (3.8% measured in revenues ton per kilometer), such trend was not the same in Latin America, where cargo traffic measured in RTKs decreased by 5.0%, and in North America it increased only by 1.4%. Several Latin American countries, in particular Argentina, Ecuador, Brazil and Venezuela, may continue to face economic challenges that may impact both import and exports of goods.

A competitive environment and excess capacity in most markets continuously puts pressure on yields. This situation may be worsened by the increased deployment of freighter capacity in certain routes by competitor airlines and strong passenger growth in widebody aircraft, adversely affecting yields and market share and therefore expected profitability.

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

During 2016, the continued depreciation of regional currencies compared to U.S. dollars has had a detrimental impact on the purchasing power of South American economies as well as a significant decrease on the import of goods and services.

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

Our business, financial condition and results of operations could be adversely affected if we fail to maintain the required governmental authorizations in the various jurisdictions where we operate. In order to maintain the necessary authorizations issued by the different civil aviation and consumer protection authorities in jurisdictions where we operate, we must continue to comply with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future. We cannot predict or control any actions that the civil aviation and consumer protection authorities or other aviation regulators may take in the future, which could include restricting our operations or imposing new and costly regulations.

We are also subject to international bilateral and multilateral air transport agreements that provide for the exchange of air traffic rights between the different countries, and we must obtain permission from applicable governments to provide service to domestic and international destinations. Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. A modification, denunciation of or withdrawal from one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension or revocation of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

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

Other bilateral air transport agreements, including, among others, agreements with the United States, United Kingdom and Brazil, respectively, contain requirements that we remain substantially owned and effectively controlled by a national governmental entity or its nationals. We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have different citizenships and are the beneficial owners of all of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, or if we fail to continue to have our corporate domicile, administrative headquarters, and our base of operations within each territory, we may no longer comply with the requirements of Colombian bilateral agreements and, as a result, our route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. A modification, suspension or revocation of one or more permission from applicable foreign governments or a modification or denunciation of or withdrawal from one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—Part B. Business Overview—Regulation.”

As of December 31, 2016, approximately 72.7% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, and the U.S. Drug Enforcement Agency and the European Aviation Safety Agency, or EASA. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

There is a trend in some countries of the region (for example, Colombia, Brazil, Aruba, Curacao, Mexico, USA, Paraguay, Perú, Dominican Republic and El Salvador, among others), that aim to establish new passenger’s rights, and imposes changes to airlines Contracts of Carriage or limit their scope, based on consumer protection law. If we do not comply with those regulations, an investigate procedure we may be subject to investigation, potentially resulting in sanctions or fines, which could adversely affect our business, financial condition and results of operations. We are working closely with the regional and local airline associations to ensure that any obligations imposed are not unnecessarily burdensome.

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

Our future profitability and cash flows could be affected by an adverse ruling in any of the potentially significant lawsuits currently pending against us or that may be filed against us in the future. We cannot assure you that we will be successful in any such lawsuits.

We are currently a defendant in a civil lawsuit initiated by minority shareholder Kingsland Holdings Ltd. originating from alleged breaches of the Joint Action Agreement See “Item 8. Financial Information—Part A. Consolidated Statements and Other Financial Information—Litigation”. In addition, some of our subsidiaries are currently defendants to several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. See “Note 31—Provisions for legal claims” to our audited financial statements as of and for the year ended December 31, 2016.

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

In Europe, aviation emissions have been subject to the European Union Emissions Trading System (EU ETS), also known as the European Union Emissions Trading Scheme since 2012. However, in 2012 the European Commission’s and Environment Committee of the European Parliament temporarily suspended the inclusion of intercontinental flights. In 2014, the EU decided to revise the scope of aviation activities covered by the EU ETS, in order to support the International Civil Aviation Organization (ICAO) in the development of a global measure to reduce aviation emissions. Under (Regulation 421/2014), the EU took measures, to limit the scope of the EU ETS for aviation to emissions in the years 2013-16, from flights departing and arriving in aerodromes located in the European Economic Area – EEA. Although, the EU- ETS only is fully applicable regarding those airlines that conducted intra-European flights, this directive requires us to submit annual emission reports in order to operate routes to and from EU member states.

In the 39th ICAO Assembly (October 2016), the ICAO adopted a Resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), a global market-based measure aimed at achieving carbon neutrality by 2020 through carbon offsetting. On this regard, and in order to further support the ICAO process and remaining work on the CORSIA, the Commission is proposing to continue the current intra-EEA approach for aviation under the ETS between 2016 - 2020.

The European Commission’s proposal requires approval by the European Parliament and the Council. It is important that the ETS amendment enter into force before the deadline for surrendering allowances on 30 April 2018.

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

In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including the suspension or revocation of our permissions and/or adverse effects on our reputation. Remediation obligations can result in significant costs associated with the investigation and clean-up of contaminated properties, as well as damage claims arising out of the contamination of properties or any impact on natural resources.

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

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, operational and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In some of the countries in which we operate, there is a shortage of qualified pilots and maintenance technicians or other qualified personnel, and we have faced turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher, we have to attract new people. Our business is also dependent on customer-service skilled employees, as we are focused on delivering superior customer experience, that skillset is a pre-requisite for all members of our Company.

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

Approximately 15% of our overall employees and 36% of our pilots belong to a labor union. There are currently thirteen unions covering our employees. Eight of these unions are in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers. We also have employees covered by one labor union in Argentina, two in Mexico and two in Peru.

We cannot predict the duration of any labor dispute with our unions or the terms of our future collective bargaining agreements, therefore we cannot accurately predict the impact of labor disputes on our financial results or operations. Any renegotiated collective bargaining agreement could feature significant wage increases, which could result in an increase in our operating expenses.

Avianca provide an essential public service, strikes and work interruptions are forbidden by law in Colombia and other countries of Latin America; however, a slow down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation with the unions.

As of December 31, 2015, we had 5,112 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we have been directly hiring all operational and administrative personnel If we are unable to continue to successfully attract passengers to, and make direct ticket sales on, our website, our sales and revenues would be negatively impacted.

Our direct e-commerce sales represented 18.9% of our passenger revenue in 2016 and the proportion of our sales through this channel has been growing in recent years. As a result, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online. Our direct online sales are particularly important to our business because they do not involve sales commissions paid to third parties.

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca S.A.’s ability to pay dividends prior to December 31, 2016 unless certain covenants are satisfied. As of December 31, 2016, Avianca S.A. was not meeting the ratio necessary to pay dividends to us under its local bonds.

We may be liable for the potential under-funding of a pilot’s pension fund.

We are obligated to make contributions to a pilot’s pension fund for the Colombian Association of Civil Aviators known as “La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles”, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review. However, the obligation of pension contribution to CAXDAC shall terminate at the time we transfer the full value of actuarial calculation, which, under Colombian law, should occur no later than the end of 2023.

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

During 2014, 2015 and 2016, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 27.7%, 39.4% and 53.3% of our passenger revenue and approximately 59.9%, 60.5% and 60.0% of our revenue passengers. It should be noted, however, that for accounting purposes, we measure domestic and international flights based solely on origin, not destination. As a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are LATAM Airlines Group, VivaColombia, EasyFly, Satena and Wingo. We may face significantly stronger domestic competition in the future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the Colombian domestic market. Our primary competitors in the Peruvian domestic market are LATAM Airlines Group, Star Peru, LC Peru and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeroméxico, Interjet, Jet Blue Airways, Spirit Airlines, Aerolineas Argentinas, VECA and VivaColombia. See “Item 4. Information on the Company—Part B. Business Overview—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. In December 2015, members of the Schengen community eliminated the Schengen Visa requirements (which permits free travel without immigration checks between participating European countries) for Colombian and Peruvian citizens, increasing the passenger traffic between these countries and therefore many European airlines entering into these markets are pressuring to reduce market fares, such as KLM, Air Europa, TAP, Alitalia, British Airways and Iberia. In response to this situation, as of November 2016 we increased our frequencies to eighteen per week in the route Bogotá – Madrid, to seven per week in the route Cali – Madrid and to three per week in the route Medellin – Madrid Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive. For example, in 2016 more than 5 airlines won permission to resume scheduled commercial air service from the US to Cuba for the first time in more than five decades.

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

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 30.4%, 24.3% and 20.2% respectively, of our operating expenses in the years ended December 31, 2014, 2015 and 2016. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility. If there are wide fluctuations in fuel costs in short periods of time, we cannot assure you that we will have enough time to adapt and respond to these scenarios.

Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Between December 2015 and December 2016, jet fuel prices increased 37.3%. As such, we cannot assure you that fuel costs will not continue to increase significantly above their current levels, similar to what occurred in 2013 to mid-2014, when West Texas Intermediate, or WTI, crude prices, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, gradually increased from $93.12 in January 2013 to $107.26 per barrel in June 2014. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to develop our corporate risk policy to protect against fuel prices volatility and due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. When fuel prices fall, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel costs that we experience in our operations. However, the hedge contracts and agreements we use do not completely protect us against price volatility, as they are limited in volume and duration and may carry counterparty risk. Under the fuel hedge contracts we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if the price of the underlying commodity falls below specified benchmarks. Meeting our obligations to fund these margin calls could adversely affect our liquidity. Similar to what happened between 2014 and 2015, when WTI prices fell from $107.26 per barrel in June 2014 to $34.73 per barrel by December 2015. The average price of WTI on March 2017 was $49.67 per barrel. A decrease in fuel costs not only affects economies of countries where we operate, but also has a material adverse effect on our financial conditions and results, mainly because of the fuel hedges we previously negotiated.

Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which Terpel supplied us with approximately 97.7%, 97.6% and 97.9% of our fuel needs in Colombia for each of 2014, 2015 and

2016, respectively. During 2014, 2015 and 2016, respectively, it supplied approximately 41.0%, 43.4% and 43.9% of our total fuel consumption. We currently have valid contracts with Terpel through 2017. In the event such arrangements were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, EasyFly, VECA, VivaColombia and Wingo the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. Moreover, low fuel costs have made it easier for these airlines to expand into our market. For example, in 2015, VivaColombia continued expanding its international operations with the new routes from Bogotá and Medellin to Miami. JetBlue Airways initiated operations between Bogotá and Fort Lauderdale, and Spirit Airlines, another U.S. low cost carrier, launched new routes between Houston, Texas and Central America. In 2016, Volaris launched Volaris Costa Rica, the first ultra-low cost operator in Central America. Copa Holdings launched Wingo, a low-cost Colombian airline. VivaColombia launched new routes in the Colombian domestic market including San Andrés – Pereira, Apartadó – Medellín and Bogotá – Leticia and JetBlue Airways initiated operations between New York and La Habana.

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

Over the last 25 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between Europe and the United States. In Latin America, multilateral “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and bilateral “open skies” agreements among each of these countries and the United States, Chile, Panama, Venezuela and the countries of Central America. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing. On the other hand, Colombia and Peru have an air transportation political position based on reciprocity, which means a liberalization of the transportation of passenger on direct flights between the two countries according to the third and fourth freedom rights, as defined in the Chicago Convention on International Civil Aviation, or the Chicago Convention.

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

It is likely that the different governments will continue to liberalize the current restrictions on international travel to and from each country, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations. For example, the joint business agreement entered into between LATAM Airlines Group, American Airlines and IAG (British Airways and Iberia) allows them to expand their airlines networks by adding frequencies and capacity to markets between South America, North America and Europe, where we operate. Similarly, the transborder alliance established by Delta and Aeromexico between México and the United States will provide customers with benefits in both countries. The implementation of these commercial agreements is still pending authorization by the applicable authorities in the different countries where the airlines party to these agreements operate.

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

Further consolidation of the Latin American airline industry may increase competition in the markets we serve. For example, in 2016 LATAM Airlines Group and Qatar Airways entered into a subscription agreement providing for Qatar Airways to acquire up to 10% of LATAM Airlines Group total shares. LATAM Airlines Group is the largest airline in Latin America in terms of fleet size, passengers carried, and destinations served. The group is the result of the merger between LAN Airlines and TAM . As a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

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

Following the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve. A substantial portion of the costs of these security measures is borne by the airlines and their passengers. Terrorist attacks against the airline industry have recently increased. On February 3, 2016, there was an explosion in a Daallo Airlines flight climbing out of Mogadishu. Investigations suggest that the explosion was caused by explosives hidden in a laptop computer with the help of airport personnel. On March 29, 2016, a EgyptAir Airbus 320 was hijacked by an Egyptian man, forcing it to divert to Larnaca International Airport in Cyprus. The hijacker, who wore what he claimed was an explosive belt, surrendered about seven hours later, and everybody escaped from the aircraft unharmed. On December 23, 2016, a Afriqiyah Airbus 320 was hijacked and made a forced landing in Luqa, Malta. The two hijackers later released all of the hostages and surrendered to the authorities. On January 6, 2017, there was gunfire at the Fort Lauderdale, Fla., international airport, killing five people and injuring eight others Security measures imposed by the U.S. and foreign governments not only after September 11, 2001, have increased our costs and may adversely affect us and our financial results, and additional measures taken in the future may result in similar adverse effects. Premiums for insurance against aircraft damage and liability to third parties increased substantially following the 2001 terrorist attacks, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry abroad or in Latin America. In the future, certain aviation insurance could become unaffordable, unavailable or available only with amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Colombian government has not indicated any intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and decreased demand for air travel generally, which could materially and negatively affect our business, financial condition and results of operations.

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

During 2016, both Latin America and the Company faced two important epidemic viruses, Zika and Chikungunya. These viruses affected our customers’ decision to travel to areas with a high risk of infection. In addition, it was necessary to strengthen our fumigation and disinfection standards and procedures on aircrafts, that fly to and from airports that are located below 2,200 meters above sea level.

Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. See “Item 3. Key Information—Part D. Risk Factors—In our most recent fiscal year, we experienced a decrease in revenues.” In the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

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

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 2.0% of GDP in 2014 and 3.0% of GDP in 2015. According to the projections published in February 2016 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 3.6% of GDP for the year 2016. According to the latest information, during the third quarter of 2016, the fiscal deficit was approximately 2.7% of GDP. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

We cannot assure you as to whether current stability in the Colombian economy will be sustained, given that, among other factors, there is still a high level of poverty in the country. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

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

Colombia has suffered from periods of widespread criminal violence over the past four decades, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or FARC, paramilitary groups and drug cartels. In regions of the country with limited governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. In 2012, the Colombian government began peace negotiations with FARC. The peace agreement between the Government and the guerrilla group, which was signed in 2016, was subject to a national referendum but was not approved by a majority of the voters. The parties re-negotiated certain aspects of the original agreement, and the Government decided to submit the new agreement to the approval of Congress instead of by another referendum. Despite opposition to the final agreement, the Government and Congress are working together in implementing the transition of the former guerrilla group to a political party. Nevertheless, despite these efforts, guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy and/or on us in the future. We cannot assure you that preventative measures we have taken or the agreements reached will protect us, our customers, employees or assets from violence or other actions that are detrimental to us.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections. Salvador Sánchez Cerén, an FMLN member, was elected by a narrow margin and became president on June 1, 2014. Insecurity and violence indexes have decreased during the last year, although the country is still listed as one of the most insecure in the world. We are uncertain what this administration’s policies may be and how they will affect our business and operations. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Salvadorian economy and, as a result, our business, financial condition and results of operations.

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. In 2016, there was a fiscal deficit of 4.0% and the poverty level was 38% of the rural population. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure you that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

Our performance is heavily dependent on economic and political conditions in Peru.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty, which according to the latest available data provided by Peru’s National Center of Statistics and Informatics, or INEC, was 21.8 % of the total population in 2015, and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities and illegal mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

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

Since 1990, Peruvian Presidents have maintained business-friendly and open-market economic policies to stimulate economic growth. Peru’s current president, since July 2016, Mr. Pedro Pablo Kuzcynski has taken steps to combat corruption and improve government efficiency and effectiveness. This new government has demonstrated a commitment to maintaining moderate economic policies, that sustain and foster economic growth, while controlling the inflation rate at historically low levels. Nevertheless, we cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. In 2016, Costa Rica faced a poverty level estimated at 20.5%, sizeable internal and external deficits resulting in high inflation, and an outdated tax system. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries. Although it is the third safest country in Latin America, insecurity has increased in recent years.

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

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 23.3% and 22.9% in 2015 and 2016, respectively, according to the National Center of Statistics, or ECU. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future. The decline of oil prices in 2014 and 2015 may also prove to have a significant impact on the Ecuadorian economy.

Due to the decline in fuel prices, the government’s income has decreased approximately 18.1%, putting a lot of pressure on the national budget and the country’s investments, since government expenditure accounts for 84% of it. Ecuadorian exports have also lost competitiveness due to currency depreciation among its neighbors. In a dollarized economy, most of the adjustments are coming from raising unemployment levels, which also affects consumption and demand in general. All of the foregoing has led the government to enact new regulations, changing the prior legal framework, which in turn, has increased uncertainty.

Lenin Moreno was elected President in a runoff election held on April 2, 2017. However, on April 12, 2017, opposition candidate Guillermo Lasso filed a complaint challenging the election results. At this time we are uncertain what the outcome of this election will be. This change in administration may have an impact on the Ecuadorian economy for 2017, since it will be the first time since January 15, 2007 that Rafael Correa has not held the office.

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

We have local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency due to restrictions.

Political and economic conditions in Venezuela continue to be uncertain, and restrictions for the remittance of funds have not been removed. We have reduced our cash balances held in Venezuela due to an exchange rate loss and local sales restrictions, from $7.7 million as of December 31, 2015 to $1.5 million as of December 31, 2016. Even so, for the year ended December 31, 2016, we recognized a loss of $5.3 million related to exchange rates in Venezuela due to the fluctuation of the general market rate exchange. As of December 31, 2015, the applicable exchange rate SIMADI was 198.7 VEF and as of December 31, 2016, the equivalent DICOM exchange rate came at 673.8 VEF to US$1.00. In addition, since the Company restricted local VEF-denominated sales, but continued its operation to Venezuela selling tickets only in U.S. dollars, local currency cash balances in Venezuela have been reduced. Consequently, as of December 31, 2016, the carrying amount of cash balances held in Venezuela (after the devaluation described above) of $1.5 million was classified as follows: $1.3 million as cash and cash equivalents, which is expected to be used over the next three months as part of the normal operations in Venezuela and $0.2 million as short-term restricted cash, which is expected to be used in the following nine months.

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

In 2016, our operation experienced a significant increase in the amount of flight cancellations due to volcanic ash emissions. During that year, we cancelled 88 flights due to the activity from the volcanoes Ruiz (Colombia) and Turrialba (Costa Rica). In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities, and our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect our results of operations and financial condition. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

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

In 2016, approximately 77.6% of our costs and expenses and 76.3% of our revenues were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate adversely affected our business in 2016 and could adversely affect our business, financial condition and results of operations in the future. In particular, during times when our non-U.S. dollar-denominated revenues exceed our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $177.5 million currency exchange loss in 2015 was principally the result of the write-off of $236.7 million related to the devaluation of our cash in Venezuela, partially offset by the 31.6% depreciation of the Colombian peso against the U.S. The carrying amount of cash balances held in Venezuela is $1.5 million, classified in cash and cash equivalents and short-term and long-term restricted cash. Our $23.9 million currency exchange loss in 2016 was principally the result of a loss generated in the conversion of pension plans and bonds denominated in Colombian Pesos. Loss in conversion of available-for-sale instruments in Venezuela denominated in VEF and the depreciation of Argentinian Peso in which we also maintain active positions against the U.S. dollar.” Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), IBR or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2016, we had approximately $712 million in aggregate principal amount of variable-rate debt.

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

We and our controlling shareholders, Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives Synergy and Kingsland veto power over most significant strategic and operating transactions. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.” As of March 31, 2017, Synergy’s investment in us is approximately 78.1% of our common shares and approximately 51.5% of our total outstanding shares and Kingsland’s investment in us is approximately 21.9% of our common shares and approximately 14.5% of our total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operating transactions including, among others:

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

Our controlling shareholders may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. Also, our controlling shareholders may prevent change of control transactions that might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. In addition, we have entered into various transactions with OceanAir, an entity indirectly controlled by Mr. José Efromovich and Synergy, including, among other things, licensing our Avianca trademark for use by OceanAir in Brazil, leasing and subleasing aircraft to OceanAir and entering into various agency agreements. We have also entered into an agreement with Avian Lĺneas Áereas S.A. (“Avian”), an entity indirectly controlled by Synergy, licensing our Avianca trademark for use by Avian in Argentina See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions.” We cannot assure you that our controlling shareholders will act in a manner consistent with your best interests.

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

We recently began assessing the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in this Annual Report on Form 20-F for the year ending December 31, 2016. We completed our first such assessment in 2015. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

We have identified a material weakness in our internal controls over financial reporting related to information technology general controls of our cargo system provider, and if we fail to remediate this material weakness and achieve an effective system of internal controls, we may not be able to report our financial results accurately, and current and potential shareholders could lose confidence in our reporting, which would harm our business and the trading price of the ADSs.

In connection with the evaluation of our disclosure controls and procedures, we identified a material weakness in our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statement will not be prevented or detected on a timely basis. The material weakness identified related to information technology general controls of our third party cargo system provider was that we found a gap in change management and logical access controls in the system.

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

As a result, we may not have a majority of independent directors and our compensation committee does not consist entirely of independent directors. Accordingly, we do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange. Accordingly, you do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

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

Avianca Holdings

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

In December 2014, we issued our first aircraft financing through a private placement. The transaction financed three new aircraft deliveries (A319, A321 and B787) for Avianca and totaled $152.9 million. Since 2015, we issued two more aircraft financings through a private placement. The first transaction financed eight aircraft (one A319, three A320, two A321 and two B787) for a total amount of $384.2 million. The second transaction financed three aircraft (two A319 and one B787) for a total amount of $150.7 million.

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

Our authorized agent in the U.S., Avianca, Inc., is located at 122 East 42nd Street, Suite 2525, New York, NY 10168.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts. For the years ended December 31, 2016, 2015 and 2014, we invested $78.5, $220.9 million and $169.3 million, respectively, in advance payments on aircraft purchase contracts and $210.8, $156.7 million and $130.3 million, respectively, in acquisition of property and equipment, which primarily consisted of aircraft and engines.

B.	Business Overview

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and

Panama). In 2016, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,846 weekly scheduled flights to more than 106 destinations in over 28 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2016, we transported approximately 29.5 million passengers and 545,000 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan, focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue decreased 3.1% from $4,269.7 million in 2012 to $4,138.3 million in 2016, and our consolidated operating profit decreased 8% from $280.9 million for the year ended December 31, 2012 to $258.5 million in 2016. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 28.8% and 28.6%, respectively, from 2012 to 2016 and during the same period our load factor increased from 79.5% to 81.1%.

As of December 31, 2016, we operated a modern fleet of 181 aircraft (139 jet passenger aircraft, 30 turboprop passenger aircraft and 12 cargo aircraft), mainly from the Airbus family. Since 2010, we have focused on increasing homogeneity in our fleet, and therefore increasing efficiency, by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft and we currently have firm orders for delivery between 2017 and 2025 of 137 new Airbus A320 Family, one Airbus A300F aircraft and five Boeing B787 Dreamliners. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition.

We provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles frequent flyer program, which has become a significant Latin American frequent flyer program, with approximately 7 million members as of December 31, 2016. In August 2015, we sold a 30.0% stake in LifeMiles to Advent International (“Advent”) for $343.7 million. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We retain a 70.0% ownership stake in LifeMiles. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related services to our customers.

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

Our Strengths

We believe that our most important business strengths include the following:

•	A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 150.5 million inhabitants (excluding Panama) as of December 31, 2016 and what we believe to be dynamic and growing economies. Our passengers carried increased 6.5% in 2014, 7.9% in 2015 and 4.2% in 2016. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and grow from a position of strength.

•	A strong brand associated with a superior customer experience. We believe our Avianca brand is associated with superior service in the minds of many customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified, strengthened and developed our service standards to strive for an “Exceptional Experience” that connects us with our customers in Latin America and the rest of the world. In 2015, we were recognized as the “Best Airline and Best Airline Staff Service Central America and Caribbean” (Skytrax World Airline Awards ), the “South America’s Leading Airline” (World Travel Awards), “First Place in Transform” (Red Hat Innovation Awards), the “Most Renewed Airline in the Americas” (The Design Air Awards), “e-commerce Leader in the Colombian Tourism Industry” (Colombia e-commerce Award ), and the ““Best Airline in South America and in Latin America” (Business Traveller North America Magazine ). In 2016, we were recognized as the “One of the Best Airline in the World” (Condé Nast Traveler Magazine ), “Eco-Friendly Aviation” (The Business Year Magazine ), the “Best Airline in South America and in Latin America” (Business Traveller North America Magazine) and “e-commerce Leader in the Region and Colombian Tourism Industry” (Colombia e-commerce Award).Beginning in May 2013, Avianca became the sole, unified brand for all of our operations.

•	A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru, Ecuador and Central America and support a broad international network connecting the Andean Region, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2016 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•	One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of approximately 6.1 years as of December 31, 2016. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•

World-class loyalty program. Launched in March 2011, LifeMiles, the consolidation of AviancaPlus and Distancia, has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. The LifeMiles program has enhanced loyalty to Avianca with more than 7 million members as of December 31, 2016, LifeMiles has won eight Freddie Awards, more than any other program in the Americas since 2013 (including three in 2016), and is the only Latin American program to have won a Freddie since 2012. LifeMiles’ more than 300 commercial partners include thousands of retail stores in core markets such as Colombia and El Salvador, where members can earn and redeem their miles at the point of sale. These local coalitions support strengthened engagement with existing members, and allow members to earn miles on a higher percentage of their monthly spend. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card, and earn miles through the retailer) on the same transaction. In this way, in addition to accelerated program growth and increased presence of both the Avianca & LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles”.

•	Diversified business Through targeted investments, the company offers specialized courier and cargo services, personnel training, aircraft maintenance and tourism products which have increased revenue sources year over year. For this reason and recognizing the value that these business have created to complement our passenger transport business, the Company decided to help these business consolidate and expand further more. This is why in 2016, we created the Executive Vice-presidency for Strategic Business Unit, focused on defining, leading and executing value creation plans for them, and the evaluation and implementation of new opportunities.

•	Experienced senior management team with strong track record. Our senior management team has significant industry knowledge and a demonstrated ability to acquire and integrate businesses successfully. In addition, we believe our incentive programs align our management team with our strategic objectives and can contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategy

Our goal is to position our superior customer service and leverage our leadership position to take advantage of opportunities for profitable and sustainable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. Key elements of our business strategy include the following:

•	Enhance customer loyalty through seeking to provide superior customer service and a culture of “Exceptional Experience” Seeking to provide superior customer service is a cornerstone of our passenger and other business units, and we seek to create a culture that delivers exceptional service. We believe our culture can differentiate us from our competitors by combining high-quality operating performance with a world-class service culture that we believe caters to the tastes of passengers around the world. Our strategy is based on engaging, training and rewarding dedicated personnel, implementing the latest technological platforms to improve our personnel´s productivity, provide high-quality operations, and enhance customer´s digital experience by delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) mobile app, virtual assistance and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles frequent flyer program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•	Focus on achieving further synergies from multi-industry strategic partnerships to implement initiatives to increase revenues, enhance customer experience, improve our personnel´s productivity and reduce costs. In terms of revenue we believe there is still potential to achieve further growth from the consolidation of our operations and improvement of our revenue management practices, alongside with seeking further potential alliances. We continually seek to achieve cost synergies by optimizing our administrative and operational procedures, in particular, procedures related to fleet management, consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. In addition, we continue to develop several projects to unify and upgrade our IT and digital platforms in finance, maintenance, operations and customer service.

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

•	Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue and profit. We believe we have been successful in increasing our footprint in the cargo business in Latin American markets by optimizing our freighter schedules in spite of market imbalances, by maximizing the belly utilization in our passenger fleet, and through the continuous analysis of opportunities for growth in strategic markets. We have also strengthened our strategic alliances, starting in 2014 with the acquisition of an ownership interest of 25.0 % of the voting rights and 92.7% of the economic rights of Aero Transporte de Carga Unión, S.A. de C.V., or Aerounion, a Mexican cargo company. We also entered into a commercial agreement with our affiliate OceanAir Linhas Aereas S.A. and entered into a commercial agreement with Etihad Cargo on a freighter service between Milan/Amsterdam and Bogota. During 2016, regional expansion projects and strategic alliances were crucial in compensating the effects of market contraction in Latin America. Despite this market contraction, Avianca Cargo, the trademark we use to identify our international cargo services, had an approximately 1.0% growth in transported tons of cargo. Our diversification and strategic alliances have allowed us to offer new routes and services, such as shipping flower cargo to the west coast of the United States, entering into the perishable market to Amsterdam and increasing traffic to Europe and Asia from our Bogotá hub.

•	Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles frequent flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. LifeMiles B.V. Our majority-owned loyalty business unit operates our LifeMiles frequent flyer program and offers miles to program members and about 200 commercial partners. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding products and partnerships and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines. In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We retain a 70.0% ownership stake in LifeMiles.

Airline Operations

Our operating revenues are comprised of passenger revenue, cargo and courier revenue and related revenue activities. Passenger revenue consists primarily of ticket sales and redemption of rewards under our LifeMiles loyalty program. Cargo and courier revenue consists primarily of services designed for the air transportation of goods, on an airport to airport basis and other complementary services. In addition, cargo and courier revenues include revenues derived from shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Related activities consist primarily of sales of LifeMiles program rewards to commercial partners and directly to members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities. Moreover, we are implementing initiatives to increase ancillary revenues, through special services such as empty chair, unaccompanied minors, lounge pass day and others.

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

Passenger operations

Our passenger revenues represented 82.1%, 79.3% and 79.4% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

Domestic

Domestic revenue accounted for approximately 27.7%, 39.4% and 53.3% of our total passenger revenue for the years ended December 31, 2014, 2015 and 2016, respectively. It should be noted, however, that for accounting purposes, we measure domestic and international flights based solely on origin, not destination.

Our Colombian domestic passenger revenue accounted for approximately 88.2%, 86.6% and 86.6% of our total domestic passenger revenue for the years ended December 31, 2014, 2015 and 2016, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2016, approximately 62% of our domestic passengers regard Bogotá as their destination or origination point, 27% of our domestic passengers pass through Bogotá in transit to other points on our domestic route network and the remaining 11% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 7.0%, 8.2% and 8.3% of our total domestic passenger revenue for the years ended December 31, 2014, 2015 and 2016, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly approximately 15 daily frequencies to eight domestic destinations. During the years ended December 31, 2014, 2015 and 2016, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 13.0%, 12.7% and 11.9%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 4.7%, 5.1% and 5.1% of our total domestic passenger revenue for the years ended December 31, 2014, 2015 and 2016, respectively.

International

International revenue accounted for approximately 72.3%, 60.6% and 46.7% of our total passenger revenue for the years ended December 31, 2014, 2015 and 2016.

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

Our international traffic is served through our airlines: Avianca (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Trans American Airlines S.A. (Peru). Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras (Honduras), operate their international routes through charter flights and wet leases with other of our subsidiaries. We are not currently operating any flights with the license for international routes of Nicaraguense de Aviación S.A.—Nica (Nicaragua).

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 0.8%, 1.5% and 1,6% of our total passenger revenue for the years ended December 31, 2014, 2015 and 2016, respectively.

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

During 2016, our cargo capacity in terms of ATKs increased 9.1%. Our RTKs grew 2.5% from 2015 to 2016. This resulted in a 3.5 percentage points decrease in our cargo load factor, from 58.5% in 2015 to 55.0% in 2016. This performance was much stronger than general market growth. For example, RTKs in Latin America decreased 5.0% for the same period and RTKs in North America only grew 1.4%. Our performance reflects our strategy of belly maximization, freighter schedule optimization and strategic market growth.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31,(1)
	2016	2015	2014
Total ATKs (millions)	2,346	2,152	1,810
Total RTKs (millions)	1,291	1,259	1,104
Weight of cargo carried (thousands of tons)	545	540	461
Total cargo yield (cargo revenues/RTKs, in $)	0.38	0.44	0.44
Total cargo load factor (%)	55.0%	58.5%	61.0%

(1)	Information regarding ATKs, RTKs and cargo tons does not include domestic Ecuador and includes Aerounion since October 22, 2014.

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

During 2016 Avianca Cargo as a group ranked in the top two airlines to carry international freight in/out of Miami, with an 11.3% market share as stated in the Miami International Airport Statistics. In Colombia, Avianca Cargo represented the largest cargo carrier in gross tons , with 38.6% of market share in 2016 according to Aeronautica Civil of Colombia.

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

Our courier revenues represented 1.6%, 1.5% and 1.5% of our total revenues for the years ending December 31, 2014, 2015 and 2016, respectively.

We provide other services that complement our passenger and cargo businesses and diversify our sources of revenue. Other revenues consist primarily of sales of LifeMiles program rewards commercial partners and directly to members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), and also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Other revenues accounted for approximately 5.9%, 6.4% and 7.2% of our total revenue for the years ending December 31, 2014, 2015 and 2016, respectively.

Route Network and Schedules

Through our network, we operate more than 800 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to more than 100 destinations worldwide through code-sharing arrangements with Aeroméxico, All Nippon Airways, OceanAir, Air Canada, COPA, Etihad, EVA Air Iberia, Lufthansa, Silver Airways, Satena, Sky Airline, TAME, Turkish Airlines and United Airlines. Additionally, by joining Star Alliance in 2012, we increased the reach of our frequent flyer program, granting access to our clients to more than 1,300 airports in 190 countries and more than 1,100 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 28 Star Alliance carrier members.

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

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2016	2015	2014
Domestic Colombia	25.0%	25.4%	27.9%
Domestic Ecuador	1.5%	1.5%	1.5%
Domestic Peru	2.4%	2.4%	2.2%
Central America & Caribbean (non-regional)	7.9%	8.0%	7.1%
Intra Home Markets(1)	9.9%	10.7%	10.1%
Europe	12.0%	11.2%	9.8%
North America(2)	25.3%	25.0%	24.7%
South America	15.8%	15.6%	16.6%
Regional Central America	0.2%	0.3%	0.2%

Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2016		2015		2014
Domestic Colombia	15,281,303	53.5%	14,711,396	53.7%	13,198,917	52.0%
Domestic Ecuador	595,983	2.1%	622,698	2.3%	831,481	3.3%
Domestic Peru	1,264,867	4.4%	1,241,697	4.5%	1,173,258	4.6%
Central America & Caribbean (non-regional)	2,422,244	8.5%	2,240,290	8.2%	2,070,371	8.2%
Intra Home Markets(1)	2,162,228	7.6%	2,137,186	7.8%	2,008,145	7.9%
Europe	791,152	2.8%	679,922	2.5%	543,222	2.1%
North America(2)	3,697,845	12.9%	3,564,321	13.0%	3,550,738	14.0%
South America	2,128,781	7.4%	1,970,240	7.2%	1,843,825	7.3%
Regional Central America	233,953	0.8%	210,654	0.8%	161,585	0.6%

Total	28,578,356	100.00%	27,378,404	100.0%	25,381,542	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs (in millions) in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2016		2015		2014
Domestic Colombia	8,304	17.6%	8,182	18.4%	7,309	17.8%
Domestic Ecuador	511	1.1%	491	1.1%	563	1.4%
Domestic Peru	1,064	2.3%	1,050	2.4%	947	2.3%
Central America & Caribbean (non-regional)	2,999	6.4%	2,737	6.1%	2,491	6.1%
Intra Home Markets(1)	4,933	10.5%	4,670	10.5%	4,432	10.8%
Europe	7,559	16.0%	6,654	14.9%	5,169	12.6%
North America(2)	13,506	28.6%	12,983	29.2%	12,885	31.4%
South America	8,199	17.4%	7,670	17.2%	7,204	17.5%
Regional Central America	70	0.1%	76	0.2%	51	0.1%

Total	47,145	100.0%	44,513	100.0%	41,052	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2016, through our Bogotá hub, we operated approximately 3,280 weekly scheduled flights to 23 different destinations in Colombia, seven in North America, ten in South America, 12 in Central America and the Caribbean and three in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Armenia	96	390,990	418,136	313,655
Barrancabermeja	40	133,526	119,739	157,674
Barranquilla	226	1,383,366	1,327,528	1,145,315
Bucaramanga	154	888,196	926,242	868,739
Cali	346	2,163,027	2,031,542	1,868,658
Cartagena	262	1,638,395	1,470,733	1,343,484
Cucuta	114	667,736	718,220	620,997
El Yopal	28	87,957	81,490	72,387
Florencia	14	30,433	31,603	37,019
Ibagué	52	121,264	116,183	108,700
Leticia	14	89,216	78,806	64,356
Manizales	94	202,429	184,234	177,123
Medellín	392	2,161,512	2,091,983	2,051,847
Montería	56	320,449	297,729	276,759
Neiva	94	232,855	222,758	184,585
Pasto	56	233,744	234,241	184,712
Pereira	156	895,487	885,286	730,471
Popayán	40	102,547	94,687	91,468
Riohacha	28	144,265	131,451	130,675
San Andrés	56	373,433	363,351	276,771
Santa Marta	138	751,790	781,694	625,936
Valledupar	42	258,734	254,015	238,448
Villavicencio	28	59,623	58,818	26,471

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3) (4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Aruba (Oranjestad)	14	89,576	79,416	80,814
Barcelona	14	159,088	151,403	91,963
Bridgetown	4	8,411	587	—
Buenos Aires	14	119,644	91,249	91,015
Cancún	28	149,653	153,866	116,001
Caracas	28	189,286	205,100	148,136
Curaçao (Willemstad)	14	57,801	55,131	55,103
Cuzco	6	11,551	0	0
Fort Lauderdale	14	85,733	87,492	88,573
Guatemala City	14	54,777	47,566	30,809
Guayaquil	42	197,905	215,864	199,814
Havana	14	65,385	58,744	41,782
La Paz	14	72,322	70,756	59,239
Lima	70	503,891	476,793	432,760
London	14	143,781	104,640	39,516
Los Angeles	8	83,188	37,953	—
Madrid	36	325,447	300,977	304,744
Mexico City	42	288,917	286,713	276,107

		Number of Passengers Carried(3) (4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Miami	42	321,260	326,422	302,581
New York	28	268,228	225,145	219,587
Orlando	18	90,996	90,115	79,456
Panama City	42	264,820	223,788	204,684
Punta Cana	26	130,226	93,277	78,704
Quito	58	296,641	326,670	307,594
Rio de Janeiro	14	81,676	74,962	80,282
San José	28	136,865	129,478	118,550
San Juan	14	50,436	43,811	30,252
San Salvador	36	168,746	169,024	173,716
Santiago	42	277,014	229,827	176,199
Santo Domingo	14	84,798	91,886	68,728
São Paulo	28	283,412	260,805	258,600
Washington	14	70,413	71,002	71,030

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.
(4)	During 2014, we carried 11,653 passengers between Bogotá and Valencia, Venezuela. During 2016 and 2015 we did not service this route.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2016, through our San Salvador hub, we operated approximately 626 weekly scheduled flights to 11 destinations in North America, five in South America, 10 in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3) (4) (5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Belize City	14	36,088	36,244	36,516
Cali	14	48,481	41,887	41,870
Cancún	14	85,209	77,271	73,331
Chicago	10	53,376	49,096	59,924
Dallas	12	37,721	37,264	43,808
Guatemala City	48	238,437	233,037	233,990
Guayaquil	14	48,703	59,923	54,429
Havana	12	50,605	58,291	62,313
Houston	14	60,644	51,066	53,512
Liberia	8	6,670	6,982	6,903
Lima	28	205,731	191,033	171,019
Los Angeles	42	345,775	336,971	342,781
Managua	48	181,481	175,734	160,196
Medellín	14	62,477	48,673	45,634
Mexico City	28	123,966	115,424	110,333
Miami	16	78,152	80,654	109,721
New York	30	185,598	177,097	172,659
Panama City	20	77,398	76,394	76,413

		Number of Passengers Carried(3) (4) (5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Quito	14	51,861	64,209	67,780
Roatán	14	26,866	27,646	21,413
San Francisco	22	127,931	130,269	117,845
San José	59	282,520	265,256	248,530
San Pedro Sula	42	160,424	144,940	137,323
Tegucigalpa	42	132,615	125,959	118,831
Toronto	14	77,953	79,986	83,485
Washington	33	213,274	218,904	241,374

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.
(4)	During 2014, we carried 19,451 passengers between San Salvador and Orlando, Florida in the United States. During 2016 and 2015, we did not service this route.
(5)	During 2014, we carried 54,337 passengers between San Salvador and Newark, in the United States. During 2015, we carried 5,128 passengers on this route, which ended operations on January 31, 2015. During 2016, we did not service this route.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2016, through our Lima hub, we operated approximately 482 weekly scheduled flights to six destinations in Peru, three in North America, 14 in South America and three in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3)(4)(5)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Arequipa	28	178,690	162,936	160,357
Cuzco	76	441,483	401,524	382,184
Iquitos	14	91,400	78,366	46,098
Juliaca	28	174,804	158,642	88,940
Piura	28	154,803	151,959	155,066
Trujillo	28	160,089	124,223	121,062

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2014, we carried 51,655 passengers between Lima and Tarapoto, Peru. During 2016 and 2015, we did not service this route.
(5)	During 2014, we carried 77,921 passengers between Lima and Chiclayo, Peru. During 2015, we carried 63,987 passengers on this route, before ending its operation on October 16, 2015. During 2016, we did not service this route.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)(4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Asunción	14	54,191	51,428	48,607
Buenos Aires	28	277,286	265,711	271,989
Cali	14	54,020	52,803	45,424
Cancún	6	31,867	12,200	—
Caracas	14	95,201	91,671	78,269
Guayaquil	14	66,854	69,445	69,835
Havana	10	53,445	55,715	52,754
La Paz	14	70,953	68,468	69,861
Medellín	14	62,444	59,270	62,719
Mexico City	14	74,145	70,767	64,121
Miami	14	147,160	142,823	141,192
Montevideo	14	86,978	92,143	89,716
Porto Alegre	14	72,586	62,991	64,633
Punta Cana	12	65,712	50,895	—
Quito	14	74,788	74,016	84,156
Rio de Janeiro	14	92,826	87,579	89,435
Santa Cruz	14	74,152	69,779	63,716
Santiago	14	138,034	117,791	118,853
São Paulo	14	136,414	126,722	113,518
San José	14	75,321	71,516	68,581

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2014, we carried 40,940 passengers between Lima and Santo Domingo, in the Dominican Republic. During 2016 and 2015, we did not service this route.

Network and schedule from San José

As of December 31, 2016, through our network in San José, we operated approximately 104 weekly scheduled flights to one destination in South America, and four in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in South America and Central America and currently provides scheduled service to the following destinations:

		Number of Passengers Carried(3)(4)(5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Guatemala City	28	101,511	99,497	120,759
Managua	14	21,294	22,886	15,503
Panama City	42	107,187	122,383	57,599
San Andrés	6	7,495	3,505	—
Tegucigalpa	14	21,532	18,087	13,300

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.
(4)	During 2014, we carried 9,797 passengers between San José and Caracas, Venezuela, 2,247 passengers between San José and Miami, Florida in the United States, and 11,860 passengers between San José and San Pedro Sula, Honduras, respectively. During 2016 and 2015, we did not service these routes.
(5)	During 2014, we carried 51,498 passengers between San José and México City, in México. During 2015, we carried 4,493 passengers on this route, before ending its operation on January 31, 2015. During 2016, we did not service this route.

Domestic network and schedule in Ecuador

We operate approximately 158 weekly scheduled domestic flights to six destinations in Ecuador, through our subsidiary Aerogal.

We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Quito—Baltra	14	27,836	21,087	13,866
Quito—Guayaquil	72	278,499	306,559	399,835
Quito—Manta	24	82,132	94,364	110,518
Quito—El Coca	10	36,094	28,016	47,787
Guayaquil—Baltra	20	104,607	104,391	114,234
Guayaquil—San Cristobal	18	66,157	66,576	71,766

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 73,443 passengers between Quito and Cuenca. During 2015, we carried 878 passengers on this route, before ending its operation on January 14, 2015. During 2016, we did not service this route.

Regional operation and schedule in Central America

We operate approximately 606 weekly scheduled domestic flights to 18 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras).

Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)(4)(5)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Costa Esmeralda (Rivas) - Liberia	20	2,913	0	0
Golfito—Puerto Jimenez	4	2,183	3,052	—
Liberia – Tambor	13	1,476	0	0
San José—Drake Bay	29	6,525	6,253	5,334
San José—Golfito	42	13,585	9,914	9,922
San José—La Fortuna	7	1,705	1,645	—
San José—Liberia	60	17,571	11,967	10,399
San José—Palmar Sur	14	3,901	3,145	2,614
San José—Puerto Jimenez	84	17,898	16,603	14,344
San José—Puerto Limón	14	4,715	1,600	—
San José—Quepos	66	18,786	18,064	18,752
San José - San Isidro	12	1,387	0	0
San José—Tamarindo	21	8,794	6,897	3,238
San José—Tambor	93	22,544	21,943	19,948
San José – Tortuquero	21	3,745	1,860	—
San Pedro Sula—Roatán	14	23,340	20,669	14,191
San Pedro Sula—Tegucigalpa	26	49,977	42,329	32,839
Tamarindo – Liberia	7	3,577	3,141	—
Tortuquero—Puerto Limón	14	2,294	1,104	—

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 8,964 passengers between Tegucigalpa and Roatán, Honduras. During 2016 and 2015 we did not service this route.
(5)	During 2014, we carried 7,039 passengers between Tegucigalpa and La Ceiba, Honduras. During 2015, we carried 1,624 passengers on this route, until April 8, 2015, when we ended its operation. During 2016, we did not service this route.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Cali—Barranquilla	28	164,716	138,431	102,266
Cali—Cartagena	28	168,044	143,834	110,803
Cali—Pasto	14	37,907	35,534	37,110
Cali—Tumaco	28	80,191	78,964	71,021
Cartagena—Pereira	6	28,299	28,584	14,063
Cuzco—Puerto Maldonado	14	62,121	59,874	63,444
Medellín—Barranquilla	42	265,602	247,342	213,781
Medellín—Bucaramanga	12	60,854	55,347	56,634
Medellín—Cali	110	504,652	444,723	400,187
Medellín—Cartagena	70	420,763	425,499	430,412
Medellín—Cucuta	14	62,828	58,152	45,836
Medellín—Santa Marta	18	116,491	112,869	116,763

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2014, we carried 26,326 passengers between Cuzco and Arequipa, Perú. During 2015, we carried 39,917 passengers on this route, until October 16, 2015, when we ended its operation. During 2016, we did not service this route.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Barranquilla—Miami	14	72,128	74,809	74,946
Cali—Guayaquil	12	32,264	35,261	29,772
Cali—Madrid	14	114,157	81,029	64,349
Cali—Miami	14	80,676	83,224	80,354
Cartagena—Miami	14	73,044	68,313	63,597
Cartagena—New York	6	28,068	29,172	13,976
Guatemala City—Flores	26	54,354	51,328	48,772
Guatemala City—Los Angeles	14	94,657	92,814	96,299
Guatemala City—Managua	14	23,552	22,036	—
Guatemala City—Miami	6	25,775	24,262	22,318
Guatemala City—San Pedro Sula	12	22,926	15,080	13,643
Guatemala City—Tegucigalpa	14	24,958	19,451	21,635
Managua—Miami	18	92,155	100,210	86,898
Medellín—Madrid	6	47,043	41,096	42,486
Medellín—Miami	14	80,265	81,734	78,881
Medellín—New York	14	60,493	57,391	55,487
San Pedro Sula—Miami	14	57,228	55,711	57,787
San Pedro Sula—New York	4	23,825	22,797	20,777

(1)	Reflects destinations served as of December 31, 2016.
(2)	Departures and arrivals for the week ended December 31, 2016.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

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

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2017, Star Alliance carriers served 1,300 airports in 190 countries with 18,450 daily flights. Current Star Alliance members are, in addition to us, Adria Airways, Aegean Airlines, Air Canada, Air China, Air India, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, Egyptair, Ethiopian Airlines, EVA Air, LOT Polish Airlines, Lufthansa, Oceanair Linhas Aereas, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAP Portugal, THAI Airways International, Turkish Airlines and United Airlines.

We also have code share agreements in place with Air Canada, All Nippon Airways, Copa Airlines, Eva Air, Lufthansa, Oceanair Linhas Aereas, Turkish Airlines and United Airlines and reciprocal frequent flyer agreements with all of the members of Star Alliance. Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, Iberia, Etihad, Silver Airways and Tame. In addition, we have a reciprocal frequent flyer program agreement in place with Aeroméxico and Iberia.

Last but not least, we have interline agreements with around 80 airlines worldwide, to provide connections on the basis of a single ticket, paid in a single transaction and currency, usually with baggage through checked to final destination and in some cases with boarding passes issued all the way through for all connecting flights.

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

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2016, LifeMiles has approximately 7.0 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles has been the only Latin American loyalty program to win a Freddie Award, the most prestigious member-generated award in the travel loyalty industry, in the last three years. Indeed, since 2013, LifeMiles has won eight Freddie Awards and three Global Traveler Awards. In 2016, LifeMiles won three Freddie awards: the “Best Redemption Ability in the Americas”, the “Best Promotion in the Americas” award and the “210” award aka “Up and Coming Program of the Year in the Americas” award, and was awarded as the program with the best redemption ability in the 2015 Global Traveler Awards.] LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 300 program partners, including banks, hotels and car rental agencies and retail stores. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers, hotel nights and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automated upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1,000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 21 co-branded credit and debit card partner banks, and active mileage sales agreements with more than 80 financial institutions. In the case of Avianca, the airline decides how many miles it will reward its customers based on several factors, such as the route flown, the fare or family fare purchased and the elite status of the customer, among others.

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

New contracts were entered into between Avianca and LifeMiles. These contracts include, among other provisions, a 20-year exclusivity with LifeMiles as the provider and operator of the frequent flyer program of Avianca and a formula that complies with the applicable transfer pricing rules in each jurisdiction, to calculate (i) the price of miles sold from LifeMiles to Avianca (which in turn, are used by Avianca to incentivize loyalty from their customers through the frequent flyer program) and (ii) to determine the price paid by LifeMiles to Avianca for reward tickets (when a member of the LifeMiles program redeems his or her miles for air services with Avianca).

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

Our revenue management software includes PROS O&D III for fare valuation demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Profit Line Price (PLP) for monitoring and analysis of competitors’ fares and Infare for competitors’ websites availability and fares monitoring and analysis.

Sales and Distribution

As traveler habits evolve, digital sales become a must, and as more sophisticated sales processes evolve, we will continue to reach customers by maintaining a multichannel strategy. Our focus will continue to be to reach the proper balance between channels (our sales split in 2016 was approximately 66% indirect and 34% direct—website, mobile, call centers and direct point of sales), increasing the relevance of more profitable corporate travel agencies, to increase e-commerce penetration, and to recover GDS distribution control.

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

The following are data for our sales in 2016 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through direct ticket offices in Colombia (42 points of sale) and abroad (56 points of sale) accounted for 7.42% of our sales.

•	Ticket sales through our direct agents accounted for approximately 2.02% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis.

•	Ticket sales through our call center accounted for approximately 5.01% of our sales. Our call centers are located in Colombia and El Salvador, and handle reservations and sales calls with a reliable 24/7 customer service model.

•	Ticket sales through the website portals accounted for approximately 18.89% of our sales.

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand embraces a forward-looking vision to be the preferred Latin American airline, and we seek to continue to improve the quality of our marketing based on knowledge of traveler’s preferences, adherence to our processes, and through nurturing our relationships with our communication partners.

We have also moved forward with fewer and stronger brands, strengthening the value of our corporate brand. Beginning in May 2013, Avianca became our sole, unified brand for all of our operations. We continue to focus on improving the quality of our communications, building on our standard of service across our operations, which we believe differentiates us from other airlines. We seek to enhance customer experience by delivering high quality professional service, connecting people emotionally. Moreover, we have worked on improving our communication effectiveness and integration with sales activities, enabling us to drive demand and strengthen brand loyalty, while maintaining a strong emotional bond built upon Colombian heritage in our core market.

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

Promotional activities include, (i) “Air only fares” (Low fare communication) for domestic travel, pursuant to which special rates are available during certain time frames, (ii) “LifeMiles + Cash promotions” for domestic and international travel, establishing a combination of cash and miles from our Frequent Flyer Program on different routes throughout our network and (iii) “Added Value Promotions” such as awarding bonus miles or double segments in their accrual of miles or segments when flying with us in specific destinations. For example, we have sponsored a promotional charity run (RunTour Avianca) for more than 10,000 runners in Bogotá in March 2014, 2015, 2016 and 2017.

During 2016 we focused on the development of the strategic plan to enhance customer experience through three main initiatives: Customer Plan, Digital Foundations and Customer First.

The Customer Plan is a five-year strategy that aims to define the service experience we seek for our customers at each stage of their travel plan: engagement, purchase, pre-flight, flight and post-flight. We want Avianca to become the preferred airline for traveling to and from Latin America. We are also working to improve the purchase process by creating strategies that support sales through technological tools and commercial and service skills development.

In addition, we aim to streamline and improve customer service, providing a preferential and differentiated service where passenger comfort is at the level of the best airlines in the region and the world. Furthermore, we want to offer an exceptional on-board experience through innovative cockpit configurations and high-tech functional systems, as well as service delivery that exceeds customer expectations and allows them to customize their experience to their needs.

To meet these value propositions, we conducted diagnostics throughout the company through sessions and interviews with the members of the executive committee and key stakeholders in the company, analysis of corporate indicators, and industry benchmarks. Then, we defined the travel experience that we want our customers to have at each point of contact with us. Finally, we identified strategies where we will focus our efforts, starting with high impact and easy execution initiatives, such as improving our web user experience and implementing new payment architecture on our website.

The Digital Foundations strategy seeks to transform Avianca Holdings into a leading organization in the digital field. During 2016, we defined the digital parameters and ideas that will allow us to become an industry-leading digital airline. We seek to improve customer experience, cut costs, optimize decision-making, increase earnings and transform daily operation processes and activities, through digital innovations.

Our goal is to increase revenues through increased ticket sales through digital channels and rising loyalty and customer engagement. This will be reinforced by better digital marketing management and e-commerce practices, increased ancillary sales in all regions through digital platforms, and the rise in call center sales leveraged by the increase of traffic on the digital channel.

At the same time, our digitization efforts will reduce sales costs by migrating channel sales from commissioned channels to non-commissioned digital platforms, and decreasing support call center calls by providing support through digital channels.

Finally, our Customer First plan aims to implement new technologies that respond to current airline needs, optimize processes and allow us to offer a better customer experience. Specifically, this initiative focuses on identifying and analyzing customer information in real time to offer support for the company’s strategic decision-making through the implementation of a range of initiatives supported by Amadeus aimed at improving customer engagement and strengthening our Customer Relationship Management (CRM) tools. In addition, we will improve the customer experience through portfolio optimization, process and operational irregularities automation, enhancement of webpage performance, delivery of personalized services, and self-service.

Aircraft

As of December 31, 2016, we operated a fleet consisting of 181 aircraft (169 passenger aircraft and 12 cargo aircraft), including nine Airbus A330s, five Airbus A330Fs, ten Boeing B787-800, five Airbus A300F, nine Airbus A321 Sharklets, two Airbus A321s, 13 Airbus A320 Sharklets, 49 Airbus A320s, 10 Airbus A319 Sharklets, 17 Airbus A319s, 10 Airbus A318s, two Boeing B767-200s, 10 Embraer E190s, two ATR42s, 15 ATR72s and 13 CESSNA 208s. As of December 31, 2016, the average age of our operative jet passenger fleet was approximately 6.1 years.

For our freight operations development, as of December 31, 2016, we operated two 767 200SF, five Airbus A330F and five A300F.

The following table sets forth the composition of our operative fleet as of December 31, 2016:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Embraer E190	10	8	2	7.26	96
Airbus A318	10	0	10	11.79	100
Airbus A319	17	11	6	9.01	120
Airbus A319S	10	10	0	2.07	120
Airbus A320	49	31	18	7.18	150
Airbus A320S	13	3	10	2.05	150
Airbus A321	2	1	1	9.29	194
Airbus A321S	9	4	5	2.08	194
Airbus A330(2)	9	1	8	5.44	252
Boeing B787	10	6	4	1.27	250
Turboprop
CESSNA 208	13	13	0	4.32	12
ATR42	2	2	0	22.55	48
ATR72	15	15	0	2.60	68
Cargo
Airbus A330F	5	5	0	3.30	60 tons
Airbus A300F	5	5	0	32.01	40 tons
Boeing 767-200	2	2	0	29.59	40 tons

Total	181	117	64	6.73

(1)	Does not include two A319s and one A330F aircraft subleased to OceanAir and two Embraer E190 leased to Aerolitoral S.A. de CV. Does not include one A319 that is inactive. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.
(2)	One of the A330 has a total of 238 seats with a business class capacity of 32 seats.

The following table sets forth the scheduled expiration of our operational aircraft operating leases existing as of December 31, 2016.

Aircraft Type	2017	2018	2019	2020	2021	2022	2023	2024	Total
Embraer E190	2	—	—	—	—	—	—	—	2
Airbus A318	—	—	—	—	10	—	—	—	10
Airbus A319	3	1	—	2	—	—	—	—	6
Airbus A320	8	4	1	5	—	—	—	—	18
Airbus A320S	—	—	—	—	4	2	2	2	10
Airbus A321	1	—	—	—	—	—	—	—	1
Airbus A321S	—	—	—	—	—	4	1	—	5
Airbus A330		2	3	2	1	—	—	—	8
Boeing B787	—	—	—	—	—	1	1	2	4

	14	7	4	9	15	7	4	4	64

We have entered into agreements to acquire up to five Boeing B787 Dreamliners for delivery between 2017 and 2019, four Airbus A320 family (consisting of A320 and A321CEO models) for delivery in 2017 and 133 Airbus A320 family aircraft with a New Engine Option (NEO) for delivery between 2017 and 2025.

The following table sets forth our firm contractual deliveries through 2025.

Aircraft Type	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787	2	—	3	—	—	—	—	—	—	5
Airbus A319 neo	—		5	4	4	3	3	3	3	25
Airbus A320 neo	2	5	1	14	17	15	15	14	12	95
Airbus A321 neo	2	—	—	2	2	2	2	3	4	17
Total(1)	6	5	9	20	23	20	20	20	19	142

(1)

We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners and 15 ATR72s in April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2025. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025.

Our long-term fleet plan includes the incorporation of the following aircraft types: Airbus A319 neo, A320 neo, A321 neo and Boeing 787. We expect these aircraft to offer substantial cost savings, as they are more fuel-efficient and require lower maintenance costs. The Boeing B787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000D engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency. Our new 787 aircraft are expected to be configured with premium business class sections that will provide our customers with modern in-flight amenities.

As of December 31, 2016, our operative fleet was comprised of 181 aircraft, 117 of which were owned and 64 were subject to long-term operating leases. Additionally, we lease two A319s and one A330F, to OceanAir and two Embraer 190 to Aerolitoral S.A. de DV none of which have been included in the composition of our operative fleet as of December 31, 2016. The two A319s, one A330F and two Embraer 190 are owned. In addition, one A319 is inactive and is not included in the composition of our operative fleet.

The 64 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits and other assets under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 117 operative aircraft that we own or have under financial lease, approximately 89.7% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing and others under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans .. The average rate of these financings is 3.2% as of December 31, 2016.

All of our jet aircraft have a two-class configuration. Our Boeing B787s have 250 seats, with a business class capacity of 28 seats; eight Airbus A330s have 252 seats, with a business class capacity of 30 seats, while one A330 has 238 seats with a business class capacity of 32 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 48 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

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

Currently, we have six maintenance hangars dedicated to maintenance. We have two hangars in Bogotá, one of which can accommodate wide body planes such as a Boeing 767, and the other two can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 767s, and the repair station holds FAA Part-145 and EASA certifications. We have two hangars at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We also have one hangar in Guatemala City certified for our ATR fleet and one in El Salvador for line maintenance.

In May 2016 we began operations in Rionegro of the Repair and Overhaul (MRO) facility for our exclusive use. This facility is certified for Airbus A320 family and ATR 72 maintenance and can accommodate five narrow body or two wide body aircraft. We believe that the new MRO facility will afford us flexibility for future expansion and will enable us to achieve economies of scale in our maintenance operation across the regions we serve.

The MRO is a decisive step in the consolidation of Avianca as a source of expertise and as a quality reference of aeronautical engineering processes in the region, driven by an experienced team of engineers and technicians, the MRO is projected to be one of the most complete specialized aviation facilities in Latin America, being both a generator of employment and development for Colombia

Maintenance and engineering activities are supervised by local authorities in each country, including the UAEAC (Unidad Especial de la Aeronáutica Civil) in Colombia, the AAC (Autoridad de la Aviación Civil) of El Salvador and the DGAC (Dirección General de Aviación Civil) in Peru, Ecuador, Costa Rica and Guatemala. Our maintenance activities are also subject to recurring external audits from international entities such as the FAA, the EASA, the International Air Transport Association Operational Safety Audit, or the IOSA (from the IATA), and the Bureau Veritas Quality International (ISO 9001:2008) in order to comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certifying jurisdictions.

Our repair station located in Bogotá holds FAA, EASA Part-145 certification and UAEAC (Unidad Aeronautica Especial de Aviación Civil of Colombia) and is also certified by other authorities such as the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the INAC (Instituto Nacional de la Aeronáutica Civil) of Venezuela, the DGAC (Dirección General de Aviación Civil) of Ecuador and the AAC (Autoridad de la Aviación Civil) of El Salvador allowing us to perform maintenance on aircraft from several countries.

Our repair station located in Rionegro (MRO) holds FAA, EASA Part-145 certification and UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia) and is also certified by other authorities such as the DGAC (Dirección General de Aviación Civil) of Ecuador and the AAC (Autoridad de la Aviación Civil) of El Salvador allowing us to perform maintenance on aircraft from several countries.

Tampa´s repair station located in Rionegro holds FAA and UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia) and is also certified by other authorities such as the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the DGAC (Dirección General de Aviación Civil) of Ecuador.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year (including self-audits), assuring our maintenance process complies with the best practices and standards of the aviation industry.

During the first semester of 2015, we implemented AMOS, a new Aircraft Maintenance and Engineering System software. AMOS software has already been implemented in Isleña, Tampa, Taca International, Taca Peru and LACSA. During 2016, it will be implemented in Avianca S.A. and Aerogal.

We provide line maintenance services in most of our local stations, heavy and components maintenance service at our Rionegro station for other carriers through our Avianca Services business unit. Heavy maintenance consists of more complex inspections and “C-checks”, as well as servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as prescribed by an aircraft’s manufacturer. These checks are based on the number of hours flown or the number of take-offs or calendar days.

All major engine repairs and overhauls are conducted by certified outside maintenance providers including, but not limited to, GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2016, we employed approximately 3,321 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in maintenance procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Operational Training Center

In August 2016 the new operational training center, located close to Bogotá’s El Dorado International Airport, began operations. This new facility serves as an educational training center for the pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center is estimated to be approximately 23,700 square meters, including 440 parking lots, 60 classrooms, and six simulator positions.

Line Maintenance Hangar

In December 2016, Avianca signed a turnkey contract for the design, construction and implementation of a new line maintenance hangar at Eldorado International Airport in Bogota. The hangar will have a total area of 7,200 square meters and will have 4,400 square meters in repair facilities, as well as, parts and replacements warehouses. These facilities will replace the current hangar area which requires to be redelivered to the OPAIN concession in the first quarter of 2018.

Fuel

Aircraft fuel costs represented 30.4%, 24.3% and 20.2% of our operating expenses for the years ended December 31, 2014, 2015 and 2016, respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2016	2015	2014
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.63	2.18	3.15
Gallons consumed (in thousands)	481,803	461,268	427,785

•	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2016	2015	2014
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.63	2.18	3.15
Gallons consumed (in thousands)	447,946	426,982	396,973
Available seat kilometers (in millions)	47,145	44,513	41,052
Gallons per ASK (in thousandths)	9.5	9.6	9.7

•	Except for ASK, data in table does not include regional operations in Central America and cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 97.7% of our fuel needs in Colombia in 2016. We have a fuel supply agreement with PUMA for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 97.6% of our fuel needs in Peru in 2016. During the year ended December 31, 2016, Terpel supplied approximately 43.9% and Repsol Marketing S.A.C. supplied approximately 10.2% of our total fuel consumption.

As of December 31, 2016, we had hedges in place for approximately 12.6% of our projected consumption for 2017 and an additional 5% for our fuel consumption of 2018 through financial instruments and futures, forwards and options contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Several new low-cost carriers have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, Azul, Veca, VivaColombia and Wingo. The low-cost carrier business model is gaining acceptance in the Latin American aviation industry. During 2016 we competed with local low-cost carriers in the Colombian domestic market Central American Market and with American low-cost carriers in markets between the United States and our home markets. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with LATAM Airlines Group, VivaColombia, EasyFly, Satena, Copa Airlines and Wingo. We currently are the largest domestic carrier with approximately 57.7% of the domestic passenger market for the year ended December 31, 2016 according to data about regular flights provided by the Colombian Civil Aviation Authority.

According to the Colombian Civil Aviation Authority, information about regular flights for the 12-month period ended December 31, 2016, our largest competitor, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 18.2%. VivaColombia, which started operations in May 2012, had approximately 13.5%. Copa Airlines has been gradually reducing its domestic operations in Colombia, focusing on point-to-point service between major Colombian cities and Panama. For the same period, Copa’s share of Colombia’s domestic market was approximately 0.9%.

Easyfly’s share of Colombia’s domestic market was 4.2% during the same period according to the Colombian Civil Aviation Authority. We expect that these airlines will target leisure travelers.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 4.3% for the year ended December 31, 2016.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian, Star Peru and LC Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly seven routes to eight domestic destinations. During the year ended December 31, 2016, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 11.9% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2016, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 61.6%. LATAM Airlines Group operates 18 routes served in Airbus planes targeting the corporate segment market.

Peruvian is a local company which started operations in October 2009. During 2016 according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 12.3%. For that period, Peruvian offered regular passenger service in nine routes.

LC Peru is our third-largest competitor in the Peruvian domestic market. During 2016, LC Peru’s share of Peru’s domestic market was approximately 8.3%. For that period, Star Peru offered regular passenger service in eleven routes.

Domestic Competition Ecuador

In the domestic Ecuadorian market, we compete with LATAM Airlines Group and Tame Airlines. As of December 31, 2016, we operate six routes to six destinations with 22.89% of market share, according to the Ecuadorian Civil Aviation Authority.

Tame Airlines is a state airline, which brings differences and other complexities to the market. As of December 31, 2016, they operated 14 routes to 13 destinations. LATAM Airlines Group operates five routes to five destinations.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeroméxico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, KLM, LATAM Airlines Group, Sky Airlines, Spirit Airlines, TAP, United Airlines, Air Canada, VivaColombia, Wingo, Volaris and VECA. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

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

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 74 destinations in 31 countries. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bogotá, Cartagena, Pereira and San Andres to important international destinations such as Buenos Aires, Caracas, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub and at the same time competes with us in our hub at El Dorado International Airport. In addition, in June 2012, Copa Airlines also joined Star Alliance.

American Airlines is also an important competitor. It has strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2016, American Airlines provided three daily flights from Miami to Bogotá, one daily flight from Miami to Cali, 12 weekly flights from Miami to Medellin, one daily flight from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, three daily flights from Miami to Managua, one daily flight from Miami to Tegucigalpa, three daily flights from Miami to Guatemala, eight weekly flights from Dallas to Guatemala, one daily flight from Miami to San Salvador, three daily flights from Miami to San Jose, and one daily flight from Dallas to San Jose.

United Airlines has one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, four weekly flights from New York to Lima, 13 weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, three weekly flights from New York to Guatemala, 17 weekly flights from Houston to Guatemala, one weekly flight from New York to San Salvador, two daily flights from Houston to San Salvador, 15 weekly flights from New York to San Jose, three weekly flights from Washington to San Jose, and 23 weekly flights from Houston to San Jose and two weekly flights from Chicago to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, three weekly flights from Madrid to Guatemala and one daily flight from Madrid to San Jose. We have a code-sharing agreement with Iberia.

Delta Air Lines has two weekly flights from New York to Bogotá, has one daily flight from Atlanta to Bogotá, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, two daily flights from Atlanta to Guatemala, one daily flight from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, 15 weekly flights from Atlanta to San Jose and one daily flight from Los Angeles to San Jose. We have a code-sharing agreement with Delta.

Lufthansa started operations on the Frankfurt-Bogotá route in 2012, one daily flight from Frankfurt to Bogotá and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirit Airlines serves routes from U.S. to Colombia, Guatemala, Peru, Nicaragua, El Salvador, Honduras and Costa Rica. JetBlue operates routes from U.S. to Colombia, Ecuador, Peru and Costa Rica.

Cargo

Our main cargo network hubs are located at El Dorado Airport in Bogotá and Miami’s international airport. With respect to our international cargo operations, our largest competitor is LATAM Airlines Group. We also compete for the international market with Centurion Air Cargo, Copa and KLM-Air France. Other competitors in Miami are Atlas Airlines, Korean Airlines, Amerijet and American Airlines.

Competition and excess capacity in some markets during the last few years has put pressure on yields, which have been decreasing yearly. In this context, our modern A330F fleet is fundamental to keep our operating costs low and to allow us to remain competitive.

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

Safety

Colombian government regulations require that our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2012, we implemented a flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues. In addition we have finalized the construction of a training facility in Bogotá, which began operation during the second semester of 2016.

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

•	Flight Data Analysis—FDA: We are performing flight data analysis on all flight operations of our different AOCs, focusing on the monitoring of unstable approaches, as this is one of the main areas of concern within the industry. During the last year, we have performed above our goal of stabilized approaches (99.9%).

•	Line Operations Safety Audit—LOSA: During 2014 we received the LOSA Collaborative Group final report, identifying areas of improvement within the Company. We are now working on the implementation of corrective and improvement actions to close the identified gaps.

•	Ground Safety Risk Management Programme—GSRM: The Ground Safety Risk Management program, or GSRM, will address and reduce risk behaviors by providing a behavior-based management approach that will allow our management to: measure performance on a daily basis, drive a change in employee/ sub-contractor behaviors and ultimately achieve the desired change in safety and risk culture. GSRM implementation will provide the foundation at the operational level to build and enhance a positive working safety culture while reducing the cost of risk to the business.

•	Evidence Based Training- During the second semester of 2017 Avianca will begin to transition from the Advanced Qualification Program –AQP to the Evidence Based Training model EBT. This model relies on flight operations and training data to strengthen certain flight crew core competencies including adherence to procedures, communications, problem solving and decision-making, and situational awareness.

•	Runway Overrun Prevention System—ROPS: IATA statistics show that one of the accident categories that is affecting the industry is the runway/taxiways excursions. Based on that premise, we are implementing a Runway Overrun Prevention System, or ROPS, in our aircrafts. ROPS allows the A/C to calculate in real time the landing and braking distance on the runway, taking into account its actual conditions (wet/dry runway, contaminated runway, stab app, touchdown point), minimizing the risk of runway excursions.

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

We have a security division, the director of which reports to the Senior Vice-president for Safety, Security, Ethics and Compliance and works within the framework of the Security Management System designed by IATA. The Direction of Aviation and Corporate Security works closely with all areas of Avianca to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering conspiracies.

In March 2005, pursuant to an order from the U.S. Attorney for the Southern District of New York, because of several seizures from our aircraft of baggage and cargo containing narcotics, we hired the International Aviation Services Group, or IASG, to provide us with security consulting services until 2007. We also (i) adopted a code of conduct that is signed by all employees of the airline; (ii) adopted a hiring process that includes background checks, home visits, psychological evaluations, integrity tests and polygraph tests; (iii) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (iv) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (v) increased the level of supervision and training for security coordinators, increased the training for interviewers, and increased the presence of security personnel in areas such as catering and baggage; (vi) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (vii) improved the training of x-ray operators; and (viii) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions, sanctions, and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

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

Airport Facilities

Our operations are based on a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez in San Salvador; and Jorge Chávez International Airport in Lima. During 2016, we operated from approximately 106 airports in the Americas and Europe, including 25 airports in Colombia and eight in Peru. We lease more than 160,000 square meters (approximately 1.72 million square feet) of check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

Since June 8, 2014, we have conducted our Colombian domestic operations in Bogotá from El Dorado International Airport and Puente Aéreo, our exclusive domestic terminal. Currently, flights to and from Cali, Medellín, Cartagena, Barranquilla and Pereira are operated in the new domestic terminal, grouping nearly 55% of our operations and 62% of our total domestic passengers in Bogotá. This new operation brings an enhanced customer experience as a result of 30 check-in counters, 20 self-check-in kiosks, 13 boarding gates and nearly 900 square meters for VIP lounge, among other benefits that optimize the connectivity process for our travelers.

During 2016 we leased the Puente Aéreo facilities from OPAIN and had exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties until October. All contracts regarding third parties spaces were assigned to OPAIN as a consequence of the different agreements between the different actors involved in the current expansion plan of El Dorado International Airport. Although the management of the Puente Aéreo is currently performed by OPAIN since October, Avianca still uses this terminal for part of our Colombian Domestic operation. We will continue to perform the operation from this terminal until all the conditions agreed between parties are given at the new terminal. We expect to consolidate domestic operation in the new terminal by the second semester of 2017.

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

El Dorado’s current expansion project started in 2007, with the modification of the Central Arrivals Hall and installation of common use terminal systems at the old terminal. Recently, the Colombian government has presented the current plan, which adds 27 gates by July 2018, resulting in a total 54 at the airport. Many other improvements are expected such as the construction of high speed taxi ways which will contribute to the increase in the declared capacity. So Far, these changes have led to an improvement in terms of common use spaces and circulation areas, more check-in spaces and boarding areas. Additionally the baggage handling system allows Avianca to have a better baggage control from check-in to baggage selection process.

We execute our international Colombian-based operations in Bogotá from the international terminal at El Dorado International Airport (Terminal 1). At this terminal, we have almost 13,000 square meters (approximately 140,000 square feet) for check-in counters, ticket sales facilities and a 2,000 square meter VIP lounge, which we lease from OPAIN. We operate from this terminal with 24 check-in positions, 40 check-in kiosks and 24 boarding positions. We lease similar facilities at other Colombian domestic and international airports where we operate.

During the second semester of 2016, important improvements were made to the airport’s air and ground infrastructure. Extended closure of the northern runway and resulting displacement caused longer taxi times and lower declared capacity for the months during which these renovations were underway. The combination of these factors and the difficult weather conditions in Bogotá resulted in lower on time performance and schedule completion.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. Avianca moved nearly 2.2 million passengers during 2016, 50% of which connected through this hub to one of our 27 destinations offered from this airport.

The current infrastructure has one passenger terminal, one cargo terminal and separate maintenance facilities. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion can be significant.

We lease over 28,358 square meters for our 30 check-in counters, offices, warehouses, maintenance areas, and a flight simulator. We also operate nearly 45 daily flights in 14 gates and 12 remote positions (four at the passenger terminal, three at the cargo terminal and four next to the maintenance facilities). During 2014 we performed several modifications in our VIP lounge, which were first available in November for our Business Class passengers and our LifeMiles and Priority Pass partners. The final opening of the 650 square meters lounge took place in the first quarter of 2015. The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Aligned with the infrastructure plans but in a more rapid pace, the airspace of this airport was redesigned in 2014, allowing different operators to use modern flight procedures that contribute to the operational and fuel efficiency and safety.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2016, Avianca moved more than 3.8 million passengers. The airport serves as one of our hubs for South America, with more than 40 scheduled flights per day, including 22 international destinations. During 2016 we connected nearly 2,059 passengers on a daily basis through this airport, which corresponds to approximately 25% of our total passenger movement in Lima.

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

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2016, we paid a total of approximately $25.1 million in insurance premiums and had a total insured value of approximately $20.3 billion.

We have also contracted liability insurance with respect to our directors and officers.

Regulation

Colombia

Overview

Avianca is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

The policy of the Consejo Directivo of the Aeronáutica Civil de Colombia is to make the markets flexible and open them under reciprocity with the other countries and as a consequence of such policy there are no governmental policies that materially restrict our airline services in Colombia.

The government of Colombia is not a declared “open skies country” except in some of the countries of the American region and the air operations on some international airports such as San Andres and Cartagena. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the different aviation authorities of countries where we are operating or willing to operate, and the ongoing operational costs the local or regional authorities apply.

Authorizations and licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic and international aviation, airlines must present feasibility studies to obtain| specific traffic rights. An airline cannot offer air services unless that airline owns or leases at least five certified aircraft and has a paid-in minimum capital equal to approximately $2.5 million.

In the past, the Colombian Civil Aviation Authority even established a mandatory fuel surcharge with minimum fares for each route. However, by means of Resolution 904 of February 28, 2012, the Colombian Civil Aviation Authority established (i) fuel surcharge freedom for national and foreign passengers or cargo carriers operating in Colombia, which are included in airfares and (ii) tariff freedom for air transportation services.

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

Avianca’s status as a private carrier means that it is not required under Colombian law to serve any particular route and is free to withdraw its services from any of the routes it currently serves, subject to domestic law, and, in the case of international service bilateral agreements. Avianca is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Colombian authorities.

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) or Operational Specifications (OpSpecs) issued by the Colombian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the Colombian Civil Aviation Authority and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the Colombian Civil Aviation Authority is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region. Colombian law, also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Air Worthiness Certificate (Certificado de Aeronavegabilidad) issued by the Colombian Civil Aviation Authority. This certificate must be obtained each time a carrier acquires a new aircraft.

Colombian law also requires that aircraft operated by Avianca be registered with the Colombian National Aviation Registry (Registro Aeronautico Nacional) kept by the Colombian Civil Aviation Authority, and that the aforementioned certify the air-worthiness of each aircraft in Avianca’s fleet.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation and Ports Superintendency (Superintendencia de Puertos y Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation and Ports Superintendency is in charge of the evaluation of the financial, technical and managerial aspects of each airline, among other things.

Under Colombian commercial law, air transportation is considered a public service, and therefore, certain elements of the general conditions of carriage entered into by airlines and passengers are expressly covered under such law and/or approved by Colombian Civil Aviation Authority. For instance, if a carrier decides to include a new condition on its general conditions of carriage, it must request the approval of the Colombian Civil Aviation Authority. However, some elements cannot be modified, for example Carrier Liability with respect to domestic service, regulated by Article 1180 of the Colombian Commercial Code, and the Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999 (Montreal Convention) for International Service.

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Furthermore, local law establishes sanctions for more than one-hour delays, and for flight cancellation, regardless of the compensatory measures that the airlines may adopt, which trigger the obligation to compensate passengers and increases the compensatory amounts.

Currently there is a project to harmonize actual aviation regulations of Colombia (Reglamentos Aeronáuticos de Colombia) with Latin American Regulations LAR. This project has not been completed, therefore the final version may vary substantially from the proposed version.

Some of Colombia’s airports are operated by the government. Currently, the main airports in Bogotá, Cali, Cartagena, Barranquilla, Bucaramanga, Santa Marta and Medellín among others, are privately operated through concessions. The government, however, has stated its intention to continue privatizing the operations of other airports in order to finance expansion projects and increase the efficiency of operations. Increased privatization may lead to increases in landing fees and facility rentals at such airports.

The Montreal Convention, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, a carrier is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 19 SDRs/Kg. These provisions also cover baggage and delay.

Currently, there is one bill in the Colombian Congress that is relevant for the aviation industry, because it intends to include in the Labor Code (Código Sustantivo de Trabajo) special rules for duty time and working hours for flight crew (Bill No. 067 / 2015).As of the date of this annual report, this project is still under discussion and therefore the final version may vary substantially from the proposed one.

Security

Chapter Seventeen of the Colombian Civil Aviation Regulations encompasses all aspects of civil aviation security, including, (i) implementation of certain security measures by carriers and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods. Additionally, on April 11, 2005 the Colombian Civil Aviation Authority issued Resolution 01556, which regulates all aspects of the transportation of firearms.

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

In addition, the Colombian Regulation (Reglamentos Aeronaúticos de Colombia, RAC) contains a general environmental policy establishing that the Colombian Civil Aviation Authority must comply with Colombian environmental regulations and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RAC requires that noise levels be kept on or below the levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Colombian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Colombian Civil Aviation Authority has the power and authority to sanction and penalize carriers with fines.

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

Currently, there is an operational restriction on overflight in Bogotá between 12 p.m. and 6 a.m. For this reason, south (13R – 31L) and north (13L – 31R) runways of El Dorado International Airport are limited to takeoffs in the east – west direction, and landings in the west – east direction, In addition, operations from the south runway of the El Dorado International Airport have limited overflights in Bogotá between 10:00 pm and 12:00 pm, with some exceptions, in order to protect flight operations.

In January 2017, Colombia established a carbon tax on fossil fuels, which affects the airline industry. The Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales or DIAN) recently issued an interpretation indicating that fuel used for international flights constitutes an export, and therefore is not subject to the aforementioned carbon tax.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Colombia and the governments of foreign countries and are set forth in bilateral or multilateral agreements. If we are unable to obtain route rights, we will re-allocate capacity within our route network as appropriate.

Bilateral or multilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and, aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, the United Kingdom, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Venezuela, Mexico, Brazil and Argentina. The bilateral agreement with the United States was modified and since the beginning of 2013 is an “open skies” agreement that allows the parties to engage in foreign scheduled and charter air transportation of persons, property, and mail from points behind Colombia via Colombia and intermediate points to points in the United States and beyond with fifth freedom. The bilateral agreement with Spain, which was modified in January 2012, grants for passengers and cargo a total of 37 frequencies with third, fourth and fifth freedom rights for each of the parties, and parties can freely choose their routes. In this connection Colombia was granted nine additional frequencies resulting in a total of 37 frequencies. Furthermore, 2016 Colombia and Brazil signed a new agreement that allows open skies in 5 years.

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2016, the Colombian Civil Aviation Authority authorized us to operate 31 new international weekly flights, including seven weekly frequencies from Bogotá to Montevideo, seven frequencies from Bogotá to Boston, ten more frequencies from Colombia to Spain (MAD and/or BCN and/or ALC and/or VLN), and seven flights to Asunción. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, Venezuela and the U.S. pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. Besides bilateral agreement with Argentina, the Civil Aviation Authority of Argentina has granted Avianca three additional frequencies. The bilateral agreement with Brazil provides 28 weekly flights by each country’s designated carrier.

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

Air transport agreements

El Salvador is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between El Salvador and various other countries. Until recently El Salvador has been actively negotiating such agreements, seven of which in the past four years are under ratification of the countries party to the agreements. Nevertheless, it holds Memoranda of Understanding, or MOUs, that provide for immediate force and effect of the provisions contained therein. Operations to countries where there is no Air Transport Agreement, have been negotiated under reciprocity, such is the case with Costa Rica, Peru and Panama.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate, and these laws, regulations and restrictions may vary frequently and are out of our control. Those may result in an increase in our costs and/or operating registrations.

Passenger flow separations

In 2016, El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez was audited by ICAO and TSA and was found in non-compliance with their standards, stablished in Annex 17 of the Chicago Convention. As a result, security concerns were raised, demanding a second inspection to operations to and from El Salvador as a short term measure, and insisting on the need to address passenger flow separations as a mid/long-term measure, to avoid being placed on the blacklist of countries without proper security measures.

Notwithstanding the above-mentioned, ICAO Annex 17 standards (4.4.2 and 4.5.2 in particular) allow States to exempt “transfer passengers” and hold baggage from screening under the condition that a formal Recognition of Equivalence (RoE) with the State of origin has been established. We are working closely with the government of El Salvador to encourage them to implement the Recognition of Equivalence. To that end, we issued a formal proposal to the government of El Salvador in the second semester of 2016 which is currently under governmental review.

Finally, El Salvador government is currently working on the designs for the new airport, which will include passenger flow separations. In addition , the El Salvador government is working to comply with ICAO standards in the medium to long term.

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

Antitrust regulation, enforcement

El Salvador has enacted antitrust laws and regulations which govern the transport market. These laws and regulations prohibit anticompetitive practices between airlines. The antitrust laws and regulations provide for various enforcement actions including both civil and criminal penalties against those parties found to be in violation. There are currently no pending antitrust enforcement actions against us in El Salvador.

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

Authorizations and licenses

Costa Rican law requires airlines providing commercial air transport services to and from Costa Rica to hold an Aeronautical Operation Certificate, or COA, issued by the Dirección General de Aviación Civil, or DGAC and an Air Transportation License/Certificate. (Certificado de Explotación) issued by the Civil Aviation Technical Council, or CTAC An Air Transportation Certificate specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies. A carrier’s Air Transportation Certificate is required to be updated each time it acquires a new aircraft, or when such airline modifies any of its routes or frequencies to a particular destination. We possess the required COA and Air Transportation Certificate as required by the DGAC. In addition, each carrier is required to present revised itineraries to and obtain approval from the CTAC each time it intends to change its schedules. Air fares must be registered with the CTAC prior to implementation.

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

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia, Cuba, Chile, Ecuador, Argentina, the United Arab Emirates, Belgium, Singapore, Turkey and Qatar.

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

The Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999, as approved and adopted by Ecuador by means of Law 701 of 2001, imposes duties upon Ecuadorian carriers with respect to their international services. Under these rules, carriers are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Ecuador and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Ecuador, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, a carrier is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the carrier may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 19 SDRs/Kg. These provisions also cover baggage and delay.

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

The methodology and formula used by the above mentioned decree is different from international industry standards, and results in an increase in the price of Jet A1 fuel used in aviation.

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

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2014, the Ecuadorian Civil Aviation Authority authorized us to operate new international weekly flights, including flights within the Andean Pact Operation Permit. We operate routes from Quito and/or Guayaquil to Bogotá, with 49 frequencies per week from Quito to Lima with the following points from Santa Cruz (14 frequencies per week), La Paz (seven frequencies per week) and Bogotá (three frequencies per week) and seven flights from Panama to Quito. In 2014, we obtained 21 frequencies per week to Panama, increased to 25 frequencies per week in 2015, seven frequencies to Aruba and seven to Curaçao. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

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

U.S. Regulation of Airline Flights

Service to the United States by non-U.S. airlines is subject to Title 49 of the U.S. Code, under which the DOT, the FAA and the TSA exercise regulatory authority. The U.S. Department of Justice also has jurisdiction over airline competition matters under the federal antitrust laws. The provision of foreign air transportation, i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States), by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. For example, in order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (TSA) approved model security program addressing aviation security. In additional, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of DOT under that agency’s statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, such airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration, and agriculture inspection requirements administered by U.S. Customs and Border Protection (CBP). Both TSA and CBP are agencies within the U.S. Department of Homeland Security. Each of the DOT, FAA, TSA and CBP have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca (Colombia), Tampa Cargo (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Trans American Airlines (Peru), hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of such authority could have a material adverse effect on the business.

Authorizations, licenses and other requirements

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

Avianca, TACA, LACSA and Trans American Airlines also hold exemption authority from the DOT permitting them to jointly use the trade name “Avianca” and use the “AV” designator code in their services in foreign air transportation to and from the United States.

Foreign air carrier permits are issued for an indefinite duration and, before they become effective, are subject to presidential review for U.S. foreign policy and national security considerations. Exemption authority is issued for a shorter duration, typically between one and two years, and is not subject to presidential review. Exemptions must periodically be renewed upon submission of a renewal application, and may be amended, modified or suspended by DOT at any time without having to first give the airline notice and a hearing. In contrast, DOT generally may not amend, suspend or revoke a foreign air carrier permit without providing the subject carrier the opportunity for a hearing. Exemptions and foreign air carrier permits both carry a number of conditions, including compliance with DOT, FAA, TSA and CBP regulations.

A number of our carriers serving the United States also participate in code-sharing operations on such flights, wherein a carrier’s designator code is used to identify a flight operated by another carrier. For example, a number of scheduled flights that our carriers operate to and from the United States display the “UA” designator code of United Airlines and, as noted above, TACA, LACSA and Trans American Airlines, when operating scheduled flights to and from the United States, display the “AV” designator code of Avianca. To engage in code-sharing on flights to and from the United States, the operating carrier must hold a DOT statement of authorization issued under 14 C.F.R. Part 212, with such approval subject to various conditions. Our carriers that display the code of another carrier on flights operated to and from the United States hold all required DOT statements of authorization to engage in such arrangements. We believe the operations of our carriers serving the United States are in material compliance with DOT requirements.

FAA

Our carriers serving the United States hold operations specifications issued by the FAA pursuant to 14 C.F.R. part 129. The FAA can amend, suspend, or revoke those specifications, including in cases where the carrier fails to comply with FAA regulations.

In addition, under the FAA’s the International Aviation Safety Assessment (IASA) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the ICAO and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States has been rated Category 1 by the FAA. As a result, such carriers may continue their U.S. services in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. If the IASA rating of any of our carriers’ homelands were to be downgraded in the future, it could prohibit us from increasing service to the United States and would lead United Airlines to suspend the placement of its codes on flights operated by the carrier from the downgraded homeland country. We believe the operations of our carriers serving the United States are in material compliance with FAA requirements.

Security

On November 19, 2001, the Aviation and Transportation Security Act, or the Aviation Security Act (ATSA) became U.S. law. This law put substantially all aspects of civil aviation security under direct federal control and created the TSA, an agency of the Department of Homeland Security, which assumed the security responsibilities previously held by the FAA. The Aviation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Pursuant to the ATSA, the TSA has issued, and continues to issue, several regulations governing foreign air carrier security. The regulations require foreign air carriers to adopt and implement a security program that covers security for operations and threat response. Our carriers serving the United States have adopted and implemented a security program in accordance with those regulations. The TSA also requires our passenger carriers serving the United States to implement the Secure Flight Program, which requires such carriers to collect certain personal information from passengers and transmit that information to TSA for comparison against watch lists maintained by the U.S. federal government.

The TSA has additional legal authority to implement numerous other security procedures and requirements which will continue to impose burdens on airlines, passengers and shippers. We believe the operations of our carriers serving the United States are in material compliance with TSA requirements.

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

European Regulation

Carriers must obtain individual operational permits or equivalent documents related to “traffic rights” in the framework of agreements between EU member States and third countries.

Notwithstanding, the European Parliament and the European Council tasked the European Aviation Safety Agency (EASA) to manage a single European system for vetting the safety performance of foreign air carriers. In doing so, EASA issues safety authorizations to foreign air carriers known as Third Country Operators (TCO) when satisfied that they comply with minimum international (ICAO) safety standards.

Taking this into account, we currently operate to Spain and therefore we are subject to Spanish DGAC (Dirección General de Aviación Civil) regulation and authorizations. Our license to operate to certain destinations in Spain and the number of frequencies we operate is reviewed on a semi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport. In addition, on October 10, 2014, the Catalan authority (Generalitat de Cataluña), enacted Law 12 of 2014 to create a new tax on nitrogen oxide emissions to the atmosphere caused by commercial aviation.

In addition, since July 2014, we have been operating to London and therefore, we are subject to England’s Civil Aviation Authority (CAA) regulation and authorizations. Our license to operate to certain destinations in United Kingdom and the number of frequencies we operate is reviewed on a semi-annual basis.

At the time of writing this annual report, we also are authorized by EASA to perform commercial and transport operations into, within or out of the EU territory subject to the provisions of the Union Treaty, and applicable governmental authorizations

On the other hand, currently, the European Parliament and the European Council is proposing to amend Regulation (EC) No 261/2004, which establishes common rules on compensation and assistance to passengers in the event of denied boarding and cancellation or long delay of flights.

In addition, they are also seeking to amend Regulation (EC) No 2027/97 regarding the air carrier liability with respect to the carriage of passengers and their baggage.

Furthermore, and in order to further support the ICAO process and remaining work on CORSIA, the Commission proposed to continue the current approach for aviation under the ETS beyond 2016 (intra-EEA scope). The European Commission’s proposal requires approval by the European Parliament and the Council. It is important that the ETS amendment is in force before the deadline for surrendering allowances on 30 April 2018.

As of the date of this annual report, these projects are still under discussion and therefore their final versions may vary substantially from the proposed versions.

Other Jurisdictions

We are also subject to regulation by aviation regulatory bodies which set standards and enforce national aviation legislation in each of the other jurisdictions to which we fly. These regulators may exercise powers associated with their duties potentially including the ability to set fares, enforce environmental and safety standards, levy fines or restrict operations within their respective jurisdictions. We cannot predict how these various regulatory bodies will act in the future, and the evolving standards enforced by any of them could have a material adverse effect on our operations

C.	Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2016:

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

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, which covers approximately 14,476 square meters. We also have an office building in San Salvador, which covers approximately 25,000 square meters, which serves as our headquarters for our hub in San Salvador. Both of these properties are owned by us.

Other Property

The aviation center M.R.O (Maintenance Repair and Overhaul) was opened in September 2016, at José María Córdova International Airport in Rionegro, approximately 36 kilometers from Medellín, Colombia. The aviation center covers approximately 42.125 square meters, Avianca pays approximately $77,344 per month for this leased property.

The C.E.O facility (Centro de Expericiencia Operacional), located close to Bogotá’s El Dorado International Airport. This facility opened in August 2016. It serves as an educational training center for pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center covers approximately 23.713 square meters, including, 60 classrooms, and six simulator positions. We expect to add three more simulators in 2017.

At Puente Aéreo, we lease maintenance hangars, operations offices, aircraft parking spaces, and commercial spaces from OPAIN for approximately $334,725 per month, which covers approximately 62,010 square meters. We estimate that the entire Colombian domestic flight operation will move to terminal 1 of El Dorado International Airport in September 2017, reducing connecting times and improving passenger´s travel experience with Avianca At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. In addition, we lease two VIP Lounges to attend our frequent flier and business customers; a temporary lounge for Domestic flights that covers 783 square meters, and an international lounge that covers 2.051 square meters. Avianca currently leases a total area of approximately 55.824 square meters, and pays $ 766,000 per month.

We own an office building in San José, Costa Rica which covers approximately 16,400 square meters. This location serves as our headquarters for our operations in Costa Rica.

At Juan Santa Maria Airport, located in San José, Costa Rica, Avianca leases maintenance hangars, operations offices, counter space, and other operational properties from Alterra for approximately $49,000 per month, which covers approximately 3,134 square meters.

Avianca leases two different office space areas in Lima Peru, located in Miraflores (728 square meters) and in San Isidro (220 square meters), with aggregate payments of $22,650 per month in rent.

At Jorge Chavez International Airport , we lease maintenance hangars, operations offices, counter space, aircraft parking spaces and other operational properties from Lima Airport Partners covering approximately 13,625 square meters. We pay approximately $113,926 per month for this leased property.

At Mariscal Sucre International Airport in Quito, Ecuador, we lease maintenance hangars, operations offices, counter space, aircraft parking spaces and other operational properties from QUIPORT. We pay approximately $55,411 per month for this leased property covering approximately 8,200 square meters.

At Jose Joaquin Olmedo International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from TAGSA. We pay approximately $14,360 per month for this leased property covering approximaely 84 square meters.

At Comalapa International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces, VIP Lounge and other operational properties from CEPA. We pay approximately $37,112 per month for this leased property covering approximately 51,815 square meters.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2014, 2015 and 2016 and the notes thereto included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Part A. Selected Financial Data” and “Item 10. Additional Information—Exchange Controls—Exchange Rates.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Part D. Risk Factors.”

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

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2016, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador (plus the focus markets of Costa Rica and Ecuador). We offer passenger and cargo service through approximately 5,846 weekly scheduled flights to more than 106 destinations in over 28 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2016, we transported approximately 29.5 million passengers and 545,444 metric tons of cargo.

Since the combination of Avianca and Taca in February 2010, we have grown significantly. We believe we have already achieved many revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks, which was the initial focus of the combination. We are implementing a second stage of our integration plan focused primarily on achieving cost-oriented synergies from greater operating and administrative efficiencies and economies of scale. Our consolidated operating revenue decreased 3.1% from $4,269.7 million in 2012 to $4,138.3 million in 2016, and our consolidated operating profit decreased 8.0% from $280.9 million in 2012 to $258.5 million in 2016. The revenue-enhancing synergies from our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried 29.0% and 27.7%, respectively, from 2012 to 2016 and, during the same period, our load factor increased from 79.7% to 81.1%.

Our growth has been driven primarily by our network flexibility and rising demand for passenger and cargo services in the Latin American region and in our domestic markets. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by healthy economic conditions in our core markets in Latin America over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2013 to 2016 in Latin America, Colombia, Peru and El Salvador of approximately 0.8%, 3.7%, 3.9% and 2.0%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to optimize our network and thus carry more business and leisure passengers and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses decreased by 6.3% for the year ended December 31, 2016, compared to the prior year, primarily as a result of the reduction of fuel prices and cost efficiencies despite of the growth in our operations. Our CASK excluding fuel decreased 6.8% for the year ended December 31, 2016 compared to the prior year. We are now implementing the second stage of our integration plan, which focuses primarily on cost-efficiency improvements to support our capacity growth in ASKs, as well as the growth in our strategic business units, such as cargo and loyalty programs, and integrating the Avianca and Taca legacy operational and administrative platforms to achieve cost-oriented synergies from greater efficiencies and economies of scale.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2016, we derived approximately 79.4% of our operating revenue from passenger transportation, and 20.6% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

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

Our other revenue-generating activities consist primarily of sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Our other revenues also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
Passenger:
Capacity (in ASKs, in millions)	47,145	44,513	41,052
Load factor(1)	81.1%	79.7%	79.4%
Yield (in U.S. cents)(2)	8.6	9.7	11.8
Total passengers (in thousands)	29,480	28,290	26,230
Cargo(3):
Capacity (in ATKs, in millions) (4)	2,346	2,152	1,810
Load factor(5)	55.0%	58.5%	61.0%
Yield (in U.S. cents)(6)	0.38	0.44	0.44
Cargo (in thousands of metric tons) (7)	545	540	461
RASK (in U.S. cents)(8)	8.8	9.8	11.5

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	Includes courier services.
(4)	ATKs does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(5)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(6)	Average amount paid to fly one metric ton of cargo one kilometer.
(7)	Cargo does not include domestic Ecuador. Includes Aerounion since October 22, 2014.
(8)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2016, fuel represented approximately 20.2% of our total operating expenses and 19.0% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, maintenance and repairs, air traffic, depreciation, amortization, and impairment, general and administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2016, we purchased approximately 29.5%% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2015 to 2016, the price of West Texas Intermediate, or WTI, crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased 10.86% from an average of $48.76 per barrel to an average of $43.47 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2016	2015	2014
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.63	2.18	3.15
Gallons consumed (in thousands)	481,803	461,268	427,785

•	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2016	2015	2014
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.63	2.18	3.15
Gallons consumed (in thousands)	481,803	426,982	396,973
Available seat kilometers (in millions)	47,145	44,513	41,052
Gallons per ASK (in thousandths)	9.5	9.6	9.7

•	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 10.0% to 50.0% of our projected fuel consumption over the next 24 months. As of December 31, 2016 we had hedges in place for approximately 12.6% of our projected consumption for 2017 and an additional 5% of our expected consumption for 2018 through mechanisms such as futures, forwards and options contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2016, we held 65, or 34.8%, of our total 187 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2016, the average term remaining on our aircraft operating leases was three years and five months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2016, we owned 122, or 65.2%, of our total 187 aircraft of which 90.2% is debt-financed.

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

General, administrative and other. Our general, administrative and other expenses consist primarily of expenses related to administrative expenses, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as a Turn Over Tax, which is a Colombian municipal tax that levies gross income due to the rendering of services. Each municipality has a different rate which varies depending on the kind of service, but the average tax rate is approximately 1.0%. Likewise the tax paid within the fiscal year is considered a deductible expense for income tax purposes. Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such valued added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

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

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2016.

Colombia. The corporate income tax statutory rate was 25.0% for tax years 2014, 2015 and 2016, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca could be lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2029 through a Legal Stability Contract signed with the Colombian government. Additionally, up to fiscal year 2016 there is an income tax for equity called Impuesto sobre la renta para la equidad, or CREE, which has a 9.0% tax rate. CREE has a similar taxable base to the corporate income tax, except for special deductions such as productive fixed assets that are not deductible. Corporate taxpayers of the CREE were exempt from payroll taxes, provided that the employees of said taxpayers earn, on an individual basis, at least ten times the legal minimum wage. Additionally, from fiscal year 2015 to 2016, a surcharge applied to CREE taxable income. These surcharge rates were 5.0% for 2015 and 6.0% for 2016.

Due to a tax reform enacted in December 2014, a new Wealth Tax was introduced that applies to companies from 2015 to 2017. This tax is levied at varying rates on Colombian and foreign entities owning a net worth equal or higher than COP1,000,000,000

El Salvador. The corporate income tax rate is 30.0%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenues (considering Salvadorean source income) This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The presumptive income tax based on gross revenue was declared unconstitutional and as of October 2015 a special tax (Contribución Especial) of 5.0% of the annual net income applies for large tax payers. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate is 28.0% for 2016 . The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate is 30.0%, and the taxable base is the net profit for the year (that includes some permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue (considering Costa Rican source income) This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2014 we determined that we would generate sufficient taxable income to realize our deferred tax assets. For 2016, according to the finance forecast no taxable income will be generated during the next four to five years depending on the subsidiary of the group that would allow realization of the deferred tax assets. Therefore, the deferred tax assets of such companies have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

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

Changes in foreign exchange rates

The average foreign exchange rates of the Colombian peso to the U.S. dollar for 2014, 2015 and 2016 were COP2,000.33, COP2,743.39 and COP3,050.98 respectively. The 11.2% average depreciation of the Colombian peso between 2014 and 2016 had a negative effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2016.

Results of Operations for the Years Ended December 31, 2015 and December 31, 2016.

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2016(1)	2015	2016	2015	2015 to 2016
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	$3,285,217	$3,458,017	79.4%	79.3%	0.1%
Cargo and other(2)	853,121	903,324	20.6%	20.7%	(0.1)%

Total operating revenue	4,138,338	4,361,341	100.0%	100.0%	0.0%
	Year Ended December 31,				% Change
	2016	2015	2016	2015	2015 to 2016
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	58,381	58,069	1.4%	1.3%	0.1%
Aircraft fuel	785,273	1,006,792	19.0%	23.1%	(4.1)%
Ground operations	426,203	412,382	10.3%	9.5%	0.8%
Aircraft rentals	314,493	317,505	7.6%	7.3%	0.3%
Passenger services	151,718	149,292	3.7%	3.4%	0.2%
Maintenance and repairs	260,703	309,719	6.3%	7.1%	(0.8)%
Air traffic	218,965	202,980	5.3%	4.7%	0.6%
Sales and marketing	545,318	612,775	13.2%	14.1%	(0.9)%
General, administrative and other	187,560	176,195	4.5%	4.0%	0.5%
Salaries, wages and benefits	661,708	666,084	16.0%	15.3%	0.7%
Depreciation, amortization, and impairment	269,546	230,732	6.5%	5.3%	1.2%

Total operating expenses	3,879,868	4,142,525	93.8%	95.0%	(1.2)%

Operating profit	258,470	218,816	6.2%	5.0%	1.2%
Interest expense	(172,630)	(169,407)	(4.2)%	(3.9)%	(0.3)%
Interest income	13,054	19,016	0.3%	0.4%	(0.1)%
Derivative instruments	3,321	626	0.1%	0.0%	0.1%
Foreign exchange	(23,939)	(177,529)	(0.6)%	(4.1)%	3.5%

(Loss) profit before income tax	78,276	(108,478)	1.9%	(2.5)%	4.4%

Total income tax expense	(34,090)	(31,028)	(0.8)%	(0.7)%	(0.1)%

Net (loss) profit for the year	44,186	$(139,506)	1.1%	(3.2)%	4.3%

Net profit

Our net profit for the year was $44.2 million in 2016, a 131.7% increase from a net loss of $139.5 million in 2015, primarily as a result of a 18.1%, or $39.7 million, increase in operating profit, and a 6.3% decrease in operating expenses, mainly driven by a 22.0% fall in fuel cost as well as a 52.5% depreciation of the Colombian peso against the U.S. dollar in 2016, causing the dollar-equivalent value of our expenses in Colombian pesos to decrease. During 2016, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $64.8 million, a 73.3% increase from $37.4 million in 2015. Our operating revenue per ASK (RASK) was 9.8 and 8.8 cents for the years ended December 31, 2015 and 2016, respectively.

Operating revenue

Our operating revenue was $4,138.3 million in 2016, a 5.1% decrease from $4,361.3 million in 2015, as a result of a $172.8 million decrease in passenger revenue, and a $50.2 million decrease in revenue from cargo and other. Our operating revenue per ASK was 8.8 cents in 2016, a 10.4% decrease from 9.8 cents in 2015, primarily as a result of a 11.8% decrease in passenger yield due to increased price competition and the depreciation of the Colombian peso against the U.S. dollar.

Passenger revenue. Our passenger revenue was $3,285.2 million in 2016, a 5.0% decrease from $3,458.0 million in 2015, primarily as a result of a 9.0% decrease in average fare, partially offset by a 4.2% increase in passengers carried. Our passenger load factor increased from 79.7% in 2015 to 81.1% in 2016 while our capacity increased 5.9% in 2016. Our passenger yield decreased 11.8% from 9.7 cents in 2015 to 8.6 cents in 2016. In addition, passenger revenue related to write off decreased 19.0%, while revenue related to miles redemptions decreased 0.9%, in addition to a decrease of 1.4% in ancillary revenues.

Cargo and other. Our revenue from cargo and other was $853.1 million in 2016, a 5.6% decrease from $903.3 million in 2015, primarily as a result of a 11.0% decrease in cargo and courier revenues, from $624.5 million in 2015 to $555.9 million in 2016.

Our cargo revenues decreased in 2016 primarily due to a 13.7% decrease in cargo yields (from 0.445 cents in 2015 to 0.384 cents in 2016). This decrease was partially offset by a 2.5% increase in traffic in terms of RTKs (from 1,259 million in 2015 to 1,291 million in 2016).Our cargo capacity increased by 9.1% in terms of ATKs while our cargo load factor decreased from 58.5% in 2015 to 55.0% in 2016.

Our other operating revenues were $297.2 million in 2016, a 6.6% increase over $278.8 million in 2015, primarily as a result of a $6.2 million increase of income related to VIP room utilization. In 2016, LifeMiles revenues accounted for 47.6% of our total other operating revenues, air transport-related services provided to third parties accounted for 12.5%, aircraft leases accounted for 8.4% and other sources such as interline revenues, VIP lounges, duty free sales, vacation packages and other accounted for the remaining 31.5%.

Operating expenses

Operating expenses were $3,879.9 million in 2016, a 6.3% decrease from $4,142.5 million in 2015, primarily as a result of a $221.5 million decrease in aircraft fuel expense and a $67.5 million decrease in sales and marketing expenses, partially offset by a $49.0 million increase in maintenance and repairs expense. Other costs increased $75.3 million, mainly driven by a $38.8 million increase in depreciation and amortization expenses. As a percentage of operating revenue, operating expenses decreased from 95.0% in 2015 to 93.8% in 2016.

Our operating expenses excluding aircraft fuel cost decreased 1.3%, while our capacity in ASKs increased 5.9%. As a result, our CASK excluding fuel decreased 6.8% in 2016. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2016	2015	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	1.67	2.26	(26.4)%
Salaries, wages and benefits	1.40	1.50	(6.2)%
Sales and marketing	1.16	1.38	(16.0)%

	Year Ended December 31,
	2016	2015	% Change
	(in US cents)
Ground operations	0.90	0.93	(2.4)%
Aircraft rentals	0.67	0.71	(6.5)%
Maintenance and repairs	0.55	0.70	(20.5)%
Depreciation, amortization, and impairment	0.57	0.52	10.3%
Air traffic	0.46	0.46	1.9%
General, administrative and other	0.40	0.40	0.5%
Passenger services	0.32	0.34	(4.0)%
Flight operations	0.12	0.13	(5.1)%

Total	8.23	9.31	(11.6)%
Total (excluding fuel)	6.56	7.04	(6.8)%

Aircraft fuel. Aircraft fuel expense was $785.3 million in 2016, a 22.0% decrease from $1,006.8 million in 2015, primarily as a result of a 25.3% decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), which decreased from an average of $2.18 per gallon in 2015 to an average of $1.63 per gallon in 2016, partially offset by a 4.5% increase in fuel consumption during 2016 reflecting a 4.4% increase in our block hours. Our aircraft fuel expense in 2016 was affected by losses of $26.2 million in 2016, from settlements of our fuel hedge instruments, showing a decrease in losses of $109.9 million compared to 2015, due to a change in our hedging instruments. Because our capacity in ASKs increased and our aircraft fuel expense decreased, our cost of fuel per ASK decreased 26.4% in 2016.

Salaries, wages and benefits. Salaries, wages and benefits expense was $661.7 million in 2016, a 0.7% decrease from $666.1 million in 2015, primarily as a result of the positive effect of the devaluation of the Colombian peso against the U.S. dollar (which has the effect of decreasing our salaries, wages and benefits expenses as measured in U.S. dollars because approximately 60.1% of our employees are located in Colombia) and a 0.4% decrease in total personnel., from 21,145 at December 31, 2015 to 21,061 at December 31, 2016. In terms of unit cost per ASK, salaries, wages and benefits decreased by 6.2%, from 1.5 cents in 2015 to 1.4 cents in 2016.

Sales and marketing. Sales and marketing expenses were $545.3 million in 2016, a 11.0% decrease from $612.8 million in 2015, primarily as a result of the reclassification of cost related to cargo discount of $53.7 million to our cargo and other revenues, as well as lower advertising and loyalty expenses and a decrease in doubtful accounts provisions, partially offset by an increase in distribution costs. In terms of unit cost per ASK, selling expenses decreased 16.0% from 1.38 cents in 2015 to 1.16 cents in 2016.

Ground operations. Ground operations expense was $426.2 million in 2016, a 3.4% increase over $412.4 million in 2015, primarily as a result of a 1.9% increase in departures in 2016 compared to 2015, due to the introduction of new routes and frequencies during 2016. Also contributing to the increase were the growth of landing expense and air navigation expenses due to rate increases, mainly in Venezuela, Brazil and Argentina, and changes in the operational fleet mix, increasing operation of widebody aircraft instead of narrow body aircraft. In terms of unit cost per ASK, ground operations decreased 2.4% from 0.93 cents in 2015 to 0.90 cents in 2016.

Aircraft rentals. Aircraft rentals expense was $314.5 million in 2016, a 0.95% decrease from $317.5 million in 2015, primarily as a result of phasing out passenger and cargo fleet, partially offset by an increase in leasing of space for cargo transportation. In terms of unit cost per ASK, aircraft rentals decreased 5.6% from 0.71 cents in 2015 to 0.67 in 2016.

Maintenance and repairs. Maintenance and repairs expense was $260.7 million in 2016, a 15.8% decrease from $309.7 million in 2015, primarily as a result of a decrease in costs related to aircraft phase out. Also contributing to the decrease were lower provisions for return conditions due to changes in the operation of fleet under operating lease. These decreases were partially offset by an increase in engine maintenance cost due to higher PBH contract rates, increase in widebody operation and incremental maintenance checks done throughout 2016 in comparison with 2015. In terms of unit cost per ASK, maintenance and repairs decreased 20.5%, from 0.70 cents in 2015 to 0.55 in 2016.

Depreciation, amortization, and impairment. Depreciation, amortization, and impairment expense was $269.5 million in 2016, a 16.8% increase over $230.7 million in 2015, primarily due to aircraft depreciation expense generated by new aircraft under financial leasing agreements, and higher aircraft maintenance tools and on board service equipment depreciation expense. Additionally, maintenance and deferred amortizations increased due to an increase in heavy maintenance checks performed in 2016. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 10.3% from 0.52 cents in 2015 to 0.57 cents in 2016.

Air traffic. Air traffic expense was $219.0 million in 2016, a 7.9% increase from $203.0 million in 2015, primarily as a result of a 4.2% increase in the number of passengers transported, generating higher customs and migration services expenses. Further, passenger compensation for delays and inclement weather increased. Airport facilities expenses increased driven by higher airport rates in North America. In terms of unit cost per ASK, air traffic increased 1.9%, from 0.456 cents in 2015 to 0.464 cents in 2016.

General, administrative and other. General, administrative and other expenses were $187.6 million in 2016, a 6.5% increase over $176.2 million in 2015, primarily due to legal and technical fee payments for strategic projects, an increase in fines and penalties expenses due to passenger claims and higher communication systems expenses. In terms of unit cost per ASK, general, administrative and other expenses increased 0.5%, from 0.396 cents in 2015 to 0.398 cents in 2016.

Passenger services. Passenger services expense was $151.7 million in 2016, a 1.6% increase from $149.3 million in 2015, primarily as a result of an increase in on board services expenses due to a 1.9% increase in departures compared to 2015 and 4.2% increase in transported passengers. In addition flight attendant travel expenses increased, mainly driven by higher accommodation expenses due to higher CPI. This was partially offset by a decrease in passenger insurance expenses due to lower rates. In terms of unit cost per ASK, passenger services expense decreased 4.0%, from 0.34 cents in 2015 to 0.32 cents in 2016.

Flight operations. Flight operations expense was $58.4 million in 2016, a 0.5% increase from $58.1 million in 2015, primarily as a result of higher consumption allowances for pilots as well as an increase in operational taxes, partially offset by the reduction of trainings for crews due to a decrease in fleet transitions. In terms of unit cost per ASK, flight operations expense decreased 5.1%, from 0.13 cents in 2015 to 0.12 cents in 2016.

Operating profit and operating margin

Our operating profit was $258.5 million in 2016, a 18.1% increase from $218.8 million in 2015. Our operating margin increased from 5.0% in 2015 to 6.2% in 2016 as a result of total operating expenses decreasing at a higher rate (6.3%), than our total operating revenues (5.1%), primarily due to the decrease in fuel, maintenance and sales & marketing costs, while our operating revenues decreased, driven by lower fares and passenger yields, primarily due to increased competition and the depreciation of the Colombian peso against the U.S. dollar.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $172.6 million in 2016, a 1.9% increase from $169.4 million in 2015, primarily as a result of an increase in new debt to acquire new aircraft as well as the annualization of aircraft acquired during 2015, partially offset by the amortization of corporate debt throughout 2016. The average interest rate of our debt increased from 4.27% in 2015 to 4.45% in 2016.

Interest income. Interest income was $13.1 million in 2016, an 31.4% decrease from $19.0 million in 2015, primarily as a result of loss in market value of Venezuelan bonds and in Certificates of Bank Deposits in Colombia.

Derivative instruments. Derivative instruments expense includes the net effect of changes in fair value of derivatives (financial instruments). In 2016 we recognized a $3.3 million gain in fair value of derivative instruments compared to a $0.6 million gain in 2015, primarily as a result of positive variation in the market value of our fuel derivatives instruments and income due to our currencies hedging.

Foreign exchange. We recorded a net loss on foreign exchange of $23.9 million in 2016 compared to a net loss of $177.5 million in 2015, primarily as a result of the conversion of pension plans and bonds denominated in Colombian Pesos, conversion of available-for-sale instruments in Venezuela denominated in VEF and the depreciation of Argentinian Peso in which we also maintain active positions against the U.S. dollar.

Provision for income tax expense

Our current income tax expense was $27.5 million in 2016, a 58.84% increase compared to current income tax expense of $17.3 million in 2015. Our deferred income tax expense was $6.6 million in 2016, a 51.69% decrease from $13.7 million in 2015.

Our total effective tax rate increased from (28.6%) in 2015 to 43.6 % in 2016 primarily due to profit reported in 2016.

Additionally, in Colombia, the international flights income tax credit increased by 173.1% from 2015 to 2016, mainly due to the increase of profits and the netting of exempted income of Tampa Cargo S.A.S.

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

Aircraft rentals. Aircraft rentals expense was $317.5 million in 2015, a 6.1% increase over $299.2 million in 2014, primarily as a result of our incorporation of two A320s and two B787 under operating leases in 2016 and an additional impact of our incorporation of two A320s, one A321 and one B787 in 2015 that generated costs for only a portion of 2014 but for the entire year in 2015. In terms of unit cost per ASK, aircraft rentals decreased 2.1% from 0.73 cents in 2014 to 0.71 cents in 2015.

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

Passenger services. Passenger services expense was $149.3 million in 2015, a 3.3% decrease from $154.5 million in 2014, primarily as a result of as a decrease in on board services expenses and flight attendant travel expenses. In terms of unit cost per ASK, passenger services expense decreased 10.9% from 0.38 cents in 2014 to 0.34 cents in 2015.

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

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $169.4 million in 2015, a 26.4% increase from $134.0 million in 2014, primarily as a result of an increase in new debt to acquire new aircraft as well as more corporate debt acquired primarily to finance spare engines and a new training facility, partially offset by a decrease of COP-denominated debt as consequence of principal payments of COP denominated bonds. The average interest rate of our debt slightly increased from 4.26% in 2014 to 4.27% in 2015.

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

Our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 include our accounts and the accounts of each of our subsidiaries, including:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2016	2015	2014
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%	99.98%
Avianca, Inc.	USA	100%	100%	100%
Avianca Leasing, LLC	USA	0%	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%	100%
Latin Airways Corp.	Panama	100%	100%	100%
LifeMiles B.V.	Curaçao	70%	70%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%	99.98%
Tampa Cargo S.A.S	Colombia	99.98%	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99.00%	99.00%	99.00%
Trans American Airlines S.A.	Peru	100.00%	100.00%	100.00%
Vu-Marsat S.A.	Costa Rica	100.00%	100.00%	100.00%

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

Our consolidated financial statements also include 54 special purpose entities that relate primary to our company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, our consolidated financial statements include 100 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. We have consolidated these entities in accordance with IFRS 10.

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

Intangibles

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

Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred. The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a qualifying maintenance service or when the leases are completed, according to the conditions agreed in each contract. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

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

Lease accounting

As of December 31, 2016, our fleet was comprised of 187 aircraft, 122 of which were owned and 65 were subject to long-term operating leases.

Finance leases. Leases in terms of which we assume substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) in the consolidated statement of comprehensive income.

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

Employee benefits

We sponsor defined benefit pension plans for executives, which require contributions to be made to separately administered funds. We have also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

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

New and amended standards and interpretations

1.1 Amendments to IFRSs that are mandatorily effective for the current year

We applied, for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The nature and the impact of each new standard or amendment is described below:

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

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to Interim Condensed Consolidated Financial Statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments do not have any impact on the Group.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contracts with Customers (and the related clarifications) (2)

IFRS 16	Leases (3)

Amendments to IFRS 2-	Classification and Measurement of share based payment transactions (2)

Amendments to IFRS 10 and IAS 28	Sale or contribution of Assets between an Investor and its associate or joint venture (4)

Amendment to IAS 7	Disclosure Initiative (1)

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)

(1)	Effective for annual periods beginning on or after 1 January 2017, with earlier application permitted.
(2)	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.
(3)	Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.
(4)	Effective for annual periods beginning on or after a date to be determined

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for the financial instruments project: classification and measurement; impairment; and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date. The Group expects no significant impact on its balance sheet and equity, nevertheless the Company is analyzing the impact of this standard.

IFRS 15 Revenue from contracts with customers

IFRS 15 “Revenue from contracts with customers”; in force for periods beginning on or after January 1, 2018. This standard establishes a new five-step model that will be applied to revenue from customer contracts. Revenue is recognized at an amount that reflects the amount that an entity expects to receive as consideration for such goods or services and at the time the execution obligations associated with those goods or services are satisfied.

AVH has launched a project to identify revenue flows across the Group and to analyze them using the five-step model.

At this moment, the Group anticipates that the adoption of IFRS 15 will lead to the following major changes in revenue accounting:

•	Changes in the gross or net presentation of revenue arising from the revision of the terms and conditions of certain transactions carried out by the operating companies, in the case in which they could be identified as the principal or agent.

•	A change in the time at which certain auxiliary revenues are recognized, to coincide with the principal execution obligations associated with the services provided.

•	Reclassification of some auxiliary revenues that are currently being presented as other revenues, to passenger revenues.

The Group should adopt this standard as of January 1, 2018 and is currently assessing whether it chooses to apply it fully retroactively or applying the transition method to the cumulative effect of the initial application. The Group is assessing the effects in the financial performance or financial position after the adoption of this standard.

IFRS 16 Leases

This standard requires that lessees recognize all leases in a similar way to finance leases under IAS 17 Leases. The standard includes two exceptions to this recognition, leases of assets (1) low value (e.g. personal computers) and (2) short-term contracts (less than 12 months). The lessor recognizes from the beginning of the lease, the asset that represents the right to use and the payments liability to be made. Meanwhile, the interest expense is recorded separately to depreciation.

Recognition requirements for the lessor have no relevant changes compared to IAS 17.

Some key metrics could be affected: EBIT, debt covenants, financial and debt indicators, as well as the presentation of cash flows, which would be presented as financing activities and not as operating activities.

Effective date for annual periods beginning on or after January 1, 2019 onwards, early application is permitted, but not before applying IFRS 15 Revenue from contracts with customers. The Company is analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Group.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $640.9 million as of December 31, 2014, $479.4 million as of December 31, 2015 and $375.8 as of December 31, 2016.

As of December 31, 2016, we had unsecured revolving credit lines with financial institutions providing for working capital financing of up to $84.4 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $171.2 as of December 31, 2014, $80.9 million as of December 31, 2015 and $61.6 as of December 31, 2016. As of December 31, 2016 and 2015, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $418.1 million and $482.4 million, respectively, for working capital purposes. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

The average interest rate for all of our financial debt as of December 31, 2016 was approximately 4.45%.

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

For 2017, we estimate that our dividend payment will have an effect of approximately $26.6 million, or 7.1% of our total cash and cash equivalents as of December 31, 2016 of $375 million. In 2015, the effect was $5.7 million, or 1.2% of 2015 total cash and cash equivalents. In 2014, the effect was $38.9 million, or 6.1%, of 2014 total cash and cash equivalents. In 2015 the effect was $70.8 million, or 14.8%, of 2015 total cash and cash equivalents.

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

In 2016, net cash flows provided by operating activities were $568.0 million, a 56.5% increase from $363.0 million in 2015, primarily due to an increase in profitability as a result of total operating expenses decreasing at higher rate than total operating revenues. Net profit after non-cash items was $538.4 million in 2016, a 16.3% increase from $463.0 million in 2015, primarily due to the impact of a $262.7 million, or 6.3%, decrease in our operating expenses compared to a $223.0 million, or 5.1%, decrease in total operating revenues, primarily as a result of an increase in air traffic liability of $113.1 million resulting from an increase of ticket sales, an increase in deposits and other assets of $27.9 million, and an increase of account payables of $66.2 million resulting from an increase of payable days outstanding, partially offset by a decrease in currency translation adjustment due to a write off of the cash balances held in Venezuela of $236.7 million done in 2015.

In 2015, net cash flows provided by operating activities were $363.0 million, a 41.2% increase from $257.1 million in 2014, primarily due to the decrease in accounts receivable of $112.3 million resulting from a decrease of days outstanding which contributed to an increase in operating cash flows because we received more cash from travel agencies selling our tickets, an increase in deposits and other assets of $68.0 million, in addition, a decrease of prepaid expenses of $19.7 million resulting from a decrease of days outstanding, and a $23.4 increase in cash flow generated by expendable spare parts and supplies, air traffic liability, employee benefits and income tax paid, partially offset by our decrease in profitability as a result of a net loss of $139.5 million in 2015 compared to a net profit of $128.5 million in 2014. Net profit after non-cash items was $463.0 million in 2015, a 1.6% decrease from $470.4 million in 2014, primarily due to the impact of a $342.2 million, or 7.3%, decrease in our operating revenues as a result of a 17.7% decrease in yield from 11.8 cents in 2014 to 9.7 cents in 2015 and the write-off of the cash balances held in Venezuela of $236.7 million (the latter of which was partially offset in our cash flow from operations by currency translation adjustment of $177.5 million). Also contributing to the change in our operational cash flow in 2015 compared to 2014 was the decrease in cash flow generated by accounts payable and accrued expenses of $99.7 million resulting from a decrease of days payable outstanding (which contributed to a decrease in operating cash flow because we used more cash to pay accounts) and a $10.6 million decrease in cash flow generated by provisions, resulting from provisions relating to return conditions payments of leased aircraft.

Cash Flows used in Investing Activities

Our investing activities primarily consist of capital expenditures related to aircraft, special projects and advance payments on aircraft purchase contracts. Additionally, we use cash for the purchase of spare parts and equipment related to expanding our aircraft fleet.

In 2016, cash flows used in investing activities were $118.4 million, a 64.2% decrease from cash flow used in investing activities of $330.5 million in 2015, primarily as a result of an decrease in advance payments on aircraft purchase contracts in 2016 and a decrease in investing and increase in redemption of certificates of bank deposits.

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

In 2016, cash flows used in financing activities were $550.5 million, a 3,144.8% decrease from cash flows provided by financing activities of $18.1 million in 2015, primarily as a result of a decrease in cash provided for new loans and borrowings from $452.0 million in 2015 to $35.0 million in 2016 and the sale of a minority interest of LifeMiles of $301.4 million in 2015. This decrease was partially offset by a reduction of repayments of loans and borrowings of $121.0 million.

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

As detailed further in the table below, as of December 31, 2016, our total outstanding debt was $3,274.2 million, a decrease of $198.8 million over our total debt of $3,473.0 million as of December 31, 2015. Total debt as of December 31, 2016 consisted of $2,867.5 million in long-term debt and $406.7 million in current installments of long-term debt and short-term borrowings. We had unsecured revolving lines of credit with different financial institutions as of December 31, 2016, for a total of $84.4 million. As of December 31, 2016, we had $61.6 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2016 under all of our indebtedness was approximately 4.45%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	92.7%	7.3%	2,091.9	3.36%
Aircraft	Euros	100.0%	0.0%	126.6	1.40%
Corporate	U.S. Dollars	74.1%	25.9%	413.5	4.34%
Corporate	Colombian Pesos	0.0%	100.0%	4.6	11.12%
Bonds	Colombian Pesos	0.0%	100.0%	88.8	12.96%
Bonds	U.S. Dollars	100.0%	0.0%	548.9	7.95%

Total		89.2%	10.8%	3,274.2	4.45%

Series C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $88.8 million of Series C bonds due 2019 (the “Local Bonds”). Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us.

Beginning on January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under any of the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBITDAR (net income + noncash (interest) expenses + financial expenses (depreciation and amortization) + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•	after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15.0% of its scheduled debt service projected for such fiscal year.

As of December 31, 2016, Avianca was not meeting the adjusted EBITDAR to debt service ratio for purposes of the Local Bonds. However, this failure does not give holders of the Local Bonds the ability to accelerate this debt.

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

As of December 31, 2016, our total fleet contained 187 aircraft (including, two A319s, one A330F subleased to OceanAir, two Embraer 190 leased to Aerolitoral S.A. de CV and one inactive aircraft) comprised of 174 passenger aircraft and 13 cargo aircraft, 65 of which were subject to operating leases, and 122 which were owned. Of the 122 owned aircraft, 12 are owned outright, 77 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs in Europe or EXIMs in the United States, and 33 have been financed with loans without ECA/EXIM guarantees. During 2016, we financed the purchase of three additional jet aircraft with the issuance of guaranteed notes and loans through a private placement vehicle and two regional aircraft with loans provided by commercial lenders for an aggregate amount of $154.0 million, and issued in Euro a USD equivalent of $57.3 to refinance five ATR 72 aircraft through an ECA guaranteed bond take out loan These loans mature in 2026 and 2028.

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

The following table shows our outstanding fleet financing debt by financial institution, ECA guaranteed loans and direct financial loans, as of December 31, 2016:

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
				(in millions of US$)
Barclays	84.9	0.0	0.0	0.0	84.9
BNDES	0.0	0.0	70.6	0.0	70.6
BNP Paribas	135.8	151.6	0.0	82.2	369.6
Calyon	19.5	0.0	0.0	0.0	19.5
CFC	0.0	0.0	0.0	4.2	4.2
Citibank	202.1	0.0	0.0	0.0	202.1
PEFCO	0.0	3.2	0.0	0.0	3.2
JP Morgan	557.1	0.0	0.0	0.0	557.1
KFW	0.0	0.0	0.0	18.6	18.6
Natixis	90.2	0.0	0.0	38.4	128.6
HSBC	69.7	0.0	0.0	0.0	69.7
Textron Aviation	0.0	0.0	0.0	7.0	7.0
Usbank	56.2	0.0	0.0	0.0	56.2
Other Investors	0.0	0.0	0.0	627.3	627.3
Total	1,215.4	154.9	70.6	777.7	2,218.5

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

The agreed Avianca-ECA Structure, which applies to post-combination Avianca deliveries, post-combination Taca deliveries and pre-combination Avianca deliveries, requires us to maintain compliance with financial covenants. Under these covenants, we must maintain an EBITDAR coverage ratio of not less than 1.5 to 1.00. Additionally, these financial covenants require that we maintain a capitalization ratio of not more than 0.86 to 1.00 and a minimum cash level of $350 million.

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

New Aircraft and Engine Purchases

As of December 31, 2016, we had entered into several agreements to acquire up to five Boeing 787s for delivery between 2017 and 2019 and 137 Airbus A320 family aircraft for delivery between 2017 and 2025. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery, according to each contractual obligation.

The following table sets forth our firm contractual deliveries currently scheduled through 2025:

Aircraft Type	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787	2	—	3	—	—	—	—	—	—	5
Airbus A319S	—	—	—	—	—	—	—	—	—	—
Airbus A320S	—	—	—	—	—	—	—	—	—	—
Airbus A321S	—	—	—	—	—	—	—	—	—	—
Airbus A319 neo	—		5	4	4	3	3	3	3	25
Airbus A320 neo	2	5	1	14	17	15	15	14	12	95
Airbus A321 neo	2	—	—	2	2	2	2	3	4	17

Total(1)	6	5	9	20	23	20	20	20	19	142

(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners and 15 ATR72s. In April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft with deliveries between 2019 and 2024, which are included in the contractual delivery schedule set above. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025.

The Company also has 7 firm orders for the acquisition of spare engines with deliveries between 2016 and 2020.

The following table sets forth our firm contractual engines deliveries currently scheduled through 2020:

Engine Type	2017	2018	2019	2020	Total
Max Spare Trent 1000-D	1	—	—	—	1
CFM56-5B4	1	—	—	—	1
LEAP-1A24	1	2	—	—	3
LEAP-1A26	—	—	1	1	2

Total(1)	3	2	1	1	7

Pension Liabilities

We update the value of our pension plan liabilities at each reporting period based on an actuarial valuation prepared by the independent firm hired by us for such purposes, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses that are borne by us, as applicable. As of December 31, 2016, we had outstanding retirement pension plan and employee benefits obligations in the amount of $155.2 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023 in the case of Avianca and Tampa.

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

Both, the figurative and the nominative trademark Avianca, are currently used to identify the business of all operating airlines in all the territories from the commercial standpoint,

We use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc., to identify our Colombian courier services. We use Avianca Express trademark to identify international courier services from the United States to Colombia under a license agreement and we also have a franchise agreement by which we use the Avianca Express trademark to commercialize courier services from Spain to some Andean countries. We began the use of Avianca Cargo trademark to identify the international cargo services provided by the subsidiary companies Tampa Cargo S.A.S. and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary Life Miles B.V., to identify our frequent flyer program. We license the new figurative trade mark and the Avianca trademark to OceanAir Linhas Aereas S.A., a Brazilian company. We license the new figurative trade mark and the Avianca trademark to Avian Lĺneas Áereas S.A., an Argentine company. All of our material trademarks are registered with the trademark office in different jurisdictions as required by our commercial needs.

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

During 2017, we currently expect to continue growing our passenger, cargo and loyalty business segments. However, we expect to continue to face competition, soft macroeconomic conditions in Latin America, and depreciated local currencies, which may put pressure on market yields. Furthermore, we expect our capacity for 2017 to increase between 6.5% and 8.5%, as we expect to increase international frequencies and start operating to new destinations in North and South America further the capacity deployed during 2016 to Europe and the Colombian domestic markets continue to mature. Our capacity, measured in ASKs, increased 5.9% during 2016 compared to 2015. In addition, our passenger traffic, measured in RPKs, grew 7.8%, reaching a consolidated load factor of 81.1%, surpassing the 2015 load factor by 0.4 percentage points. The latter was partially offset by a 11.8% decrease in yields when compared to 2015. As a result, total operating revenues for 2016 decreased 5.1% to $4,138 million, mainly driven by a 5.0% decrease in passenger revenues that as well as a decrease of 5.6% in cargo and other revenues.

We also expect to maintain our current level of expenses over the course of the year compared to 2016, while increasing the capacity we deploy into our network. As a result, we expect a positive impact in our CASK ex-fuel. Moreover, cost controls will continue to be key within our adjustment process in order to ensure profitable long-term results. Over the next coming quarters, we plan to benefit from our brand new maintenance and training facilities, which as of today are fully operational. We will continue to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational and administrative productivity through the standardization of our technology platform, productivity improvements in airports and implementing additional new administrative cost optimization initiatives.

Fuel prices have remained volatile to date in 2017. In addition, geopolitical conflicts, especially between Saudi Arabia and Iran may put pressure on international fuel prices, which is significant to us because fuel costs represent approximately 23.2% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

In our loyalty business, we expect to continue to grow our member-base as we expand to other potential markets. Moreover, we will continue to enhance the value proposition for our customers as we continue to expand the range of products and services in which our members are able to earn and redeem their LifeMiles. Furthermore, during 2017 we expect to continue to consolidate the LifeMiles loyalty program as a leader in loyalty coalition programs in Latin America.

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

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2016, 64 of the 181 aircraft in our operative fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2016, the balance of our aircraft off-balance sheet arrangements was $989.4 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2016 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ millions)
Aircraft and engine purchase commitments(2)(3)	17,401	925	1.946	4.959	9.569
Aircraft operating leases	0,989	0,250	0,374	0,241	0,123
Engine operating leases	13.2	3.97	4.8	1.8	2.6
Aircraft debt(4)	2,218.5	266.4	566.6	494.1	891.4
Bonds	637.6	29.6	58.0	550.0
Other debt	418.1	110.8	119.8	117.4	70.1
Interest expense	573.6	144.8	239.4	111.8	77.6
Total	21,262.99	1,480.82	2,934.97	6,234.34	10,610.82

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025.
(4)	Includes obligations under debt used to finance owned and finance leased aircraft.

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

•	Airbus – We have 137 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2017 and 2025. Under the terms of these agreements to acquire Airbus aircraft, we must make pre delivery payments to Airbus on predetermined dates.

•	Boeing – We have five firm orders for the acquisition of B787 aircraft with deliveries scheduled between 2017 and 2019 as well as ten purchase options.

•	German Aviation Capital GMBH – The Company has one firm order for the acquisition of one A300F aircraft with delivery scheduled in 2017

•	ATR – We have up to 15 purchase options.

•	Other – We have seven firm orders for the acquisition of spare engines with deliveries between 2017 and 2020.

The value of the final purchase orders is based on the aircraft list price (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2016, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized above. Advance payments are subsequently applied to aircraft acquisition commitments.

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; On April 2016 the Company negotiated a significant reduction of its scheduled aircraft deliveries in 2016, 2017, 2018 and 2019 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2016 and 2025, which modifies the advanced payments and aircraft acquisition as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$107,309	$104,665	$222,320	$224,093	$796,887	$1,455,273
Aircraft acquisition Commitments	$818,527	$512,940	$1,106,553	$2,123,268	$11,385,292	$15,946,580

On March 2017, the Company signed an amendment with Airbus SAS converting five (5) A319 aircraft, with delivery date 2019, into A320, which modifies the advanced payments and aircraft acquisition commitments as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$108,548	$108,135	$222,320	$224,093	$796,887	$1,459,983
Aircraft acquisition Commitments	$821,305	$512,940	$1,153,318	$2,123,268	$11,385,292	$15,996,124

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The shareholders meeting held on March 31, 2017 resolved to maintain the current board of directors that was elected at the meeting held on March 31st, 2016, except for Mrs. Monica Aparicio, who formalized her resignation as a member of the Board of Directors in October 2016. Her position will remain vacant until the shareholders determine her replacement

Name	Position	Age	Nationality
Germán Efromovich	Chairman of the Board of Directors	67	Brazilian and Colombian
Roberto José Kriete	Director	64	Salvadoran and Colombian
José Efromovich	Director	62	Brazilian and Colombian
Alexander Bialer	Director	70	Brazilian
Raul Campos	Director	70	Brazilian
Isaac Yanovich	Director	73	Colombian
Alvaro Jaramillo	Director	65	Colombian
Juan Guillermo Serna	Director	62	Colombian
Ramiro Valencia	Director	71	Colombian
Oscar Darío Morales	Director	64	Colombian

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

Mr. Kriete served as the Chairman of our board of directors from February 2010 to August 2013 and was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Mr. Kriete was initially appointed as our director by Kingsland pursuant to the Shareholders’ Agreement. Under the Joint Action Agreement, Kingsland has a right to appoint Mr. Kriete as our director so long as Kingsland holds at least 1.0% of our outstanding common stock. Mr. Kriete is the Chairman of Kingsland Holdings Limited, our second largest shareholder. Mr. Kriete holds a master’s in business administration from Boston College and a degree in economics from the University of Santa Clara. Mr. Kriete currently serves as President of the Kriete Investment Company Group and President of the Gloria de Kriete Foundation as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economica y Negocios (ESEN). He has extensive experience in the airline industry as founder and Member of the Board of Directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA).

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

Mr. Raul Campos has served as our director since April 2015. Mr. Campos holds a degree from the Catholic University of Rio de Janeiro and a master’s degree from The American University in Washington D.C., both in Economics. He did further post-graduate studies at the George Washington University, also in Washington D.C., with specialization in finance and development. He previously served as the Chief Financial Officer of Synergy Group and as the Investor Relations Manager for Petrobras. Mr. Campos currently serves as the Communications Executive Director of the Brazilian Institute of Investor Relations.

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

Mr. Morales has served as our director since April 2012. Mr. Morales obtained a degree in public accounting from Javeriana University in Cali with a specialty in finance. He was the Chief Executive Officer of the CARVAJAL Group from 2007 to April 2013. He was a managing partner of Deloitte & Touche Colombia, President of the Board of Deloitte Latin America (Colombia), and managing partner, Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche (2001—2007). He has served as a member of the board of Propal, Assenda, Carpak, Integrar, Pensions y Cesantias Colpatria, Cali Chamber of Commerce, Andi, Ciamsa, Industrias Lehner, among others.

Executive Officers

We are managed by a board of directors and our executive officers. Our chief executive officer is appointed by our board of directors. The other executive officers are selected by the chief executive officer. On March 31, 2017, Article 14 of our Articles of Incorporation were amended to reduce the number of officers, to a Chief Executive Officer, Chief Financial Officer and Secretary. In January 2016, Fabio Villegas Ramirez formalized his resignation as CEO of Avianca Holdings. The Board of Directors in a meeting held on January 12, 2016, appointed Mr. Alvaro Jaramillo as Interim Chief Executive Officer. Later, on March 31, 2016, the Company announced the appointment of Mr. Hernan Rincón as the new Chief Executive Officer (CEO), who officially assumed control of his position on April 4, 2016. Furthermore, in 2016, Estuardo Ortiz who acted as Chief Revenue Officer formalized his resignation in June, 2016. Gerardo Grajales, who acted as Chief Financial Officer was designated Executive Vice President of Strategic Business and replaced by Roberto Held who assumed as new Senior Vice President of Finance and Chief Financial Officer. In November, 2016, Santiago Diago, who acted as Chief Operating Officer was designated Executive Vice President of Customer Experience. Later in December, 2016 Renato Covelo was designated General Counsel and Secretary of the company to replace Elisa Murgas de Moreno who announced her resignation on the same date. The table below sets forth our executive officers:

Name	Position	Age	Nationality
Hernán Rincón Lema	Chief Executive Officer	64	Colombian
Roberto Held	Senior Vice-President and Chief Financial Officer	41	Colombian
Renato Covelo	Senior Vice-President General Counsel and Secretary	42	Brazilian
Gerardo Grajales López	Executive Vice-President Strategic Business	54	Colombian
Santiago Andrés Diago	Executive Vice-President Customer Experience	49	Colombian
Eduardo Asmar	SeniorVice-President of Corporate Planning	52	Colombian
Ana María Rubio	Senior Vice-President of Human Resources	45	Colombian
Silvia Mosquera Gonzalez	SeniorVice-President of, Sales and Marketing	40	Spanish
Matthew Vincett	Chief Executive Officer of LifeMiles B.V	45	Canadian

Mr. Rincón has served in companies of technology and telecommunications industries such as Microsoft, Ferag Americas, Cocelco and Grupo Unysis. Mr. Rincón holds a Bachelor of Arts degree in Mathematics and Computer Science from the State University of New York and a Master of Science degree in Industrial Engineering from the Universidad de los Andes, in Colombia. Mr. Rincon also holds a master’s degree from Harvard’s John F. Kennedy School of Government, where he was a member of the prestigious Edward S. Mason Fellowship.

Mr. Held has served as our Senior Vice-President of Finance and Chief Financial Officer since November 2016. He holds an Industrial Engeneering Degree from Universidad de los Andes. He also holds post-graduate degree in Financial Law from Universidad de los Andes and an Executive MBA from Instituto de Empresa in Madrid. Prior to joining the Company, Mr. Held served as Chief Financial Officer for Procafecol S.A.-Juan Valdez Coffee,and a 10-year Carrer at Citi as Vicepresident of Cash Management, VicePresident of Equity Capital Markets & Trading Unit for Colombia and Perú. He also worked for five years at the Bolsa de Valores de Colombia (Colombia Stock Exchange) in different positions.

Mr. Covelo has served as our Senior Vice-president Senior General Counsel and has been working with Avianca since December 2016. He holds a law degree from the Law School of Faculdades Metropolitanas Unidas in São Paulo, Brasil. He also holds a post-graduate degree in Corporate and Economics Law from the Getulio Vargas Foundation (FGV) and a Master’s Degree in International Law from the University of São Paulo (USP). Prior to joining the Company, he served as General Counsel of Azul Linhas Aéreas Brasileras S.A. Mr. Covelo has worked in several law firms including the prestigious law firm Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also served in the legal departments of various organizations in Brazil.

Mr. Grajales has served as our Executive Vice-president of Strategic Business since November 2016, prior to which he served as our Executive Vice-President and Chief Financial Officer since February 2010 and also served as Avianca’s Chief Financial Officer from May 2002 to February 2010. He has a B.S. in business administration from Universidad ICESI in Cali and an M.S. in finance from Baltimore University. Prior to his service with us, Mr. Grajales was the treasurer of Gillette Colombia from 1991 to 1995. He joined Baxter Pharmaceutical as the chief financial officer in 1995 and acted also as that company’s marketing director for the Andean countries of Ecuador, Peru and Venezuela. In 1998, he entered the electric power industry in Colombia acting as the chief financial officer for three power distribution companies owned by Houston Power and Light in Colombia and subsequently acted as chief executive officer for two thermal power plants located near Cartagena, Colombia operated by AES Corp.

Mr. Diago has served as our Executive Vice-President of Customer Experience since December 2016. Previously, he was our Executive Vice-President and Chief Operating Officer from January 2014 to December 2016, and was Vice President of Flight Operations at Avianca from May 2001 to May 2009. Mr. Diago also served as Executive President of OceanAir Linhas Aéreas S.A., which conducts business under the trade name Avianca on domestic flights within Brazil. He has a law degree with emphasis in SocioEconomic Sciences from the Javeriana University of Bogotá and is an A320 pilot

Mr. Asmar has served as our Vice-President of Corporate Planning since August 2010. He has a degree in systems engineering from the Universidad de Los Andes in Bogotá. Mr. Asmar served as our Vice-President of Planning from November 2005 to August 2010. From 2002 until 2005, Mr. Asmar served as our Director of Network Planning, after having served from 1995 until 2002 as our Chief of Network Planning.

Ms. Rubio has served as our Vice President, Human Resources since July 2015. She holds a Bachelor Degree in Business Administration and Finance from Politecnico Grancolombiano in Bogotá, Colombia and has a post-graduate degree in human resources from the Universidad de los Andes in Colombia. Prior to her service in Avianca, Ms. Rubio served as Human Resources Director at Merck´s KGaA for Latin America, where she was in charge of 21 countries from 2010 to 2015. Prior to that, she was the Human Resources Vice President of Copa Airlines Colombia from 2006 to 2010.

Ms. Mosquera has served as our Executive Vice President, Sales, Marketing and Revenue since November 2016. She holds a Degree in Chemical Engineering from Universidad de Santiago de Compostela in Spain, and has a post-graduate degree in General Management (PDG-Programa Dirección General) from IESE Business School. Prior to her service in Avianca, Ms. Mosquera served as Chief Commercial Officer at Iberia Express, the low cost airline of Iberia Group. Prior to that, she occupied the position of Director of Strategy, Routes and Revenue Management at Vueling, a post which she had previously held at Clickair.

Mr. Vincett has served as Chief Executive Officer of LifeMiles B.V., our loyalty business unit, since 2015. He was our Vice-President of our loyalty business unit since 2010, where he led the integration of the loyalty areas of Avianca and Taca, the creation and development of the LifeMiles program and the spin-off of our loyalty business unit. Prior to his tenure at Avianca, Mr. Vincett served as Commercial Vice President and Regional Airlines Vice President at Taca. He holds a Bachelor of Arts from the University of Western Ontario in Canada and a Master’s in Business Administration from the Institut Européen d’Administration des Affaires (INSEAD) in France.

The business address for all of our directors and senior management is c/o Avianca, Avenida Calle 26, No. 59—15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

B.	Compensation

In 2016, we paid approximately $4.3 million in aggregate cash compensation to our executive officers. In addition, in 2016 we paid approximately $0.84 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2016, pursuant to an agreement entered into in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on a total of 2,129 of our domestic and international flights. We anticipate allowing such family members a similar number of free flights in 2017. We have not set aside any funds for future payments to executive officers or directors. We intend to continue to compensate non-management directors for their service on our board. We currently expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors meetings. In addition, members of committees of the board of directors will receive $1,000 for each committee meeting. All of the members of our board of directors and their spouses will also be entitled to travel free on our domestic and international flights each year.

We had accrued pension benefits and employee benefits of $155.2 million, $160.6 million and $222.7 million as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively.

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

The Compensation Plan had a four-year term, starting as of March 15, 2012 and ending on March 15, 2016.

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

As of December 31, 2016, 18,026,158 awards were outstanding. A summary of the terms of the 1,840,000 New Awards is as follows:

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

Our board of directors is currently comprised of eleven members. The terms of each of our current directors will expire in March 2018. See “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management.” None of our directors has entered into any service contract with us.

Committees of the Board of Directors

The following is a brief description of certain of the committees of our board of directors.

Audit and Corporate Governance Committee

Our audit and corporate governance committee consists of Mr. Oscar Dario Morales, Mr. Isaac Yanovich, Ms. Monica Aparicio Smith and Mr. Juan Guillermo Serna. All of the members of our Audit Committee are independent. In October, 2016, Monica Aparicio formalized her resignation as a member of the Board of Directors, and her position will remain vacant until the shareholders determine her replacement. The audit and corporate governance committee provides assistance to our board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing our compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The audit committee is also responsible for:

•	the appointment, compensation, and oversight of our internal auditor;

•	reviewing and approving the audit annual plan presented by our internal auditor;

•	reviewing, on an annual basis, a report by the internal auditor describing our internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the internal auditor;

•	discussing the annual audited and quarterly unaudited consolidated financial statements with management and the independent auditor;

•	assessing the performance of our internal auditor,

•	reporting to the board of directors with respect to (i) the quality and sufficiency of our consolidated financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the performance and independence of our external auditor, and (iv) the performance of the internal auditor;

•	reviewing and approving material related party transactions to address potential conflicts of interest;

•	meeting periodically with the independent auditor, internal auditors and management;

•	together with the independent auditor, reviewing any difficulty encountered by the internal audit team during the audit process;

•	establishing policies regarding our hiring of employees or former employees of the independent auditor;

•	annually reviewing and reassessing the adequacy of audit committee’s written charter and recommending any proposed changes to the board of directors;

•	conducting an annual performance review and evaluation of the audit committee; and,

•	handling other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Human Resource & Compensation Committee

Our compensation and human resource committee consists of Mr. Roberto Kriete, Mr. Ramiro Valencia Cossio, Ms. Monica Aparicio, Mr. Isaac Yanovich and Mr. José Efromovich. Our compensation committee provides assistance to our board of directors with respect to the compensation of our directors, executive officers and employees. Our compensation committee recommends to our board of directors the basic compensation policies that it believes should be undertaken by us with respect to our executive officers and employees and also recommends the objectives that should be taken into account in connection with the compensation of our directors and executives officers. In October, 2016, Monica Aparicio formalized her resignation as a member of the Board of Directors, and her position will remain vacant until the shareholders determine her replacement. Financial and Investments Committee

Our financial committee consists of Mr. Roberto Kriete, Mr. Juan Guillermo Serna, Mr. Alvaro Jaramillo, Mr. Oscar Dario Morales and Mr. Alexander Bialer. This committee is responsible for setting our financial and risk management policies. Our financial committee is also empowered to provide recommendations to our board of directors with respect to our capital structure.

D.	Employees

As of December 31, 2016, we had a total of 21,061 employees.

Approximately 60.1% of our employees are located in Colombia, 7.4% in Peru, 4.8% in Ecuador, 15.1% in El Salvador, 5.4% in Costa Rica and 7.2% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2016	2015	2014	2013	2012
Pilots	1935	1,949	1,999	1,774	1,693
Flight attendants	3321	3,348	3,179	2,818	2,782
Mechanics(1)(2)	2225	2,148	2,159	1,681	1,971
Customer service agents, reservation agents, ramp and other(2)	8073	8,337	9,303	8,662	6,730
Management and clerical(2)	5507	5,363	3,905	4,218	4,895
Total employees	21061	21,145	20,545	19,153	18,071

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

	December 31,
	2016	2015	2014	2013	2012
Mechanics	668	684	821	682	574
Customer service agents, reservation agents, ramp and other	3917	4,090	3,476	3,576	3,243
Management and clerical	428	338	316	111	132

Total cooperative members	5013	5,112	4,613	4,369	3,949

Collective Bargaining Arrangement

Typically, our collective bargaining agreements in Colombia, Argentina, , Brazil , Peru and Mexico last two to five years. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-down or stoppage or any prolonged dispute with our employees who are represented by any of these unions, or any other sizable number of our employees, could have a material adverse impact on our operations.

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

Colombia

In Colombia, approximately 25% of our 7181 employees, including 45% of our 1,263 pilots, are unionized as of December 31, 2016. The remainder of our employees in Colombia are members of our voluntary benefits program. We believe we generally maintain good relations with our union and non-union employees, and have not experienced material work stoppages for the past nine years. There are currently eight unions covering our employees in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On October 8, 2013, we successfully concluded negotiations with our Colombian pilots association (ODEAA), and reached an agreement to modify the terms of our voluntary benefits program with them. On October 25, 2013, the new voluntary benefits program went into effect. This association represents approximately 55% of our pilots in Colombia. This agreement with the Colombian pilots association includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. The renewal of this agreement will be negotiated in April 2017.On September 25, 2015, SINTRATAC submitted to Avianca the terms of a new collective bargaining agreement, but we were unable to reach an agreement and SINTRATAC has not yet submitted a new request to go to arbitration. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting confirmation of a binding arbitration award to resolve this dispute.

Meanwhile, on August 14, 2015, the National Workers Union of Avianca (SINTRAVA), the National Union of Aircraft Industry Workers (SINDITRA) and Avianca signed a new collective bargaining agreement which will remain in place for five years and we expect negotiations will resume in June 2020.

The Association of Tampa Cargo Workers (ASOTRATAMPA) and Tampa signed a new collective bargaining agreement, on November 19, 2015, which will remain in place for three years and we expect negotiations will resume in June 2018.

Other Countries

There are currently six unions in four different countries covering 7% of our 8,407 employees outside Colombia. Only two of them will be subject to negotiations in 2017, the Workers Union of Trans American Airlines –SINTAITRA, and the Pilots Union of Trans American Airlines, -SIPTRA. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our union and non-union employees, in all countries. We currently do not have any material labor claims and have not experienced material work stoppages for the past sixteen years.

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

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of shares in us held by Synergy and Mr. Roberto Kriete may be deemed to have beneficial ownership of shares in us held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” As of March 31, 2017, each of the other members of our board of directors and our executive officers owns less than one percent of our preferred shares and of our common shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2017.

	Beneficial ownership (as of March 31, 2017)
	Common Shares	%	Preferred Shares(3)%
Synergy Aerospace Corp(1)	516,000,000	78.1%	—	—
Kingsland Holdings Limited(2)	144,800,003	21.9%	—	—
Directors and officers	—	—	24,381	0.01%
Other	—	—	340,483,536	99.99%
Total	660,800,003	100.0%	340,507,917	100.0%

(1)	A company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group Corp. a company also constituted in Panama. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares. A majority of the common shares owned by Synergy have been pledged to secure loans from third parties. (2) Special purpose company incorporated according to the laws of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares held by Fidubogota on behalf of us.

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

On November 27, 2014, Synergy Aerospace Corp converted 5,000,000 common shares into preferred shares.

Synergy and its control persons own controlling interests in a number of other businesses, including OceanAir, a Brazilian airline, and Avian, an Argentine airline with which we have significant business transactions and agreements. For further information regarding our relationship with Ocean Air, see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions.” Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of Synergy.

Kingsland Holdings Limited is a special purpose Bahamian company organized for the purpose of holding our shares for the benefit of certain members of the Kriete family.

As of March 31st, 2017, there were no record holders of our common shares in the United States. It is not practicable for us to determine the number of holders of our preferred shares in the United States.

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

On December 31, 2014, the $22.6 million payment became due under the termination agreement but was not received. On March 24, 2015, we entered into an agreement with SpSYn and the other parties under the termination agreement whereby Synergy committed to make this payment (plus interest accruing at LIBOR plus 5.5%), with the dividends paid by Avianca on October 2015 and 2016. On October 23, 2015 Synergy made a total payment amounting to $11.0 million, which includes $1.2 million of accrued interest at the payment date. On December 6, 2016 the above-mentioned agreement was amended to extend the payment date until October 31, 2017, whereby Synergy made a payment of approximately $0.8 million of accrued interest on December 22, 2016, and committed to pay the outstanding balance with the dividends to be paid by Avianca Holdings in 2017. The balance of the debt as of December 2016 was approximately $12.8 million.

Licensing of Avianca name to OceanAir

In December 2009, we entered into an agreement with OceanAir pursuant to which OceanAir uses our Avianca trademark in its operations. Although we receive no financial consideration for OceanAir’s use of our trademark, we believe that by using Avianca’s trade name in Brazil, OceanAir increases our commercial presence in Brazil. In addition, since December 5, 2005, we have licensed Avianca’s Cóndor trademark to OceanAir for use throughout Brazil. On February 20, 2014 there was an amendment to this licensing agreement in order to include the licensing of the new figurative trademark. This trademark arrangement may be terminated by either party on 60 days’ notice, upon breach by either party or by mutual consent.

Lease and sublease of aircraft to and from OceanAir

As of December 31, 2016, we subleased two Airbus 319s to OceanAir. The subleases are scheduled to expire on May 4, 2022 and July 2, 2020, respectively. OceanAir is required to make lease payments of $327,000 and $339,000 per month, respectively, for the two aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. As of December 31, 2015, $5.5 million of lease payments from OceanAir were past due. On March 24, 2015, we reached an agreement with OceanAir whereby OceanAir will pay us a total amount of $6.5 million (plus interest accruing at LIBOR plus 5.5%), which includes the past due payments on leases and other services to settle these agreements. On October 23, 2015, OceanAir made a total payment amounting to $6.8 million, which includes $0.3 million of accrued interest at the payment date.

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

Licensing of Avianca name to Avian

In October 2016, we entered into an agreement with Avian pursuant to which Avian uses our Avianca trademark in its operations. Although we receive no financial consideration for Avian’s use of our trademark, we believe that by using Avianca’s trade name in Argentina, Avian increases our commercial presence in Argentina. This trademark arrangement may be terminated by either party on 180 days’ notice, upon breach by either party or by mutual consent.

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

During the year ended December 31, 2016, our total expenses related to services provided by these affiliates was $47.4 million.

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

Litigation

Kingsland Litigation

On February 28, 2017 we were named as a defendant in a lawsuit filed in New York state court by Kingsland Holdings Ltd. The case is captioned Kingsland Holdings Ltd. v. Synergy Aerospace Corp., Avianca Holdings S.A., Germán Efromovich, José Efromovich, and United Airlines, Inc., Index No. 651035/2017. The plaintiff, Kingsland Holdings Ltd., or Kingsland, is our largest minority shareholders and a party to the Joint Action Agreement. Roberto Kriete is the Chairman of Kingsland and is a member of our Board of Directors. The complaint also names as defendants Synergy Aerospace Corp., Germán Efromovich, José Efromovich, and United Airlines, Inc. Synergy Aerospace Corp., or Synergy, is our majority shareholder and a party to the Joint Action Agreement. Germán Efromovich is Chairman of our Board of Directors. José Efromovich is a member of our Board of Directors. The complaint alleges, among other things, that we breached the Joint Action Agreement with respect to its entry into an exclusivity agreement with United Airlines to facilitate negotiations of a potential strategic commercial alliance.

On March 15, 2017 Kingsland filed a request for expedited discovery and a preliminary injunction to suspend the negotiations between us and United Airlines. At a hearing the same day, the judge denied the request for immediate relief and instead set a schedule for briefing and further argument solely on expedited discovery.

On March 27, 2017 we opposed Kingsland’s request for expedited discovery. On March 27, 2017, Synergy, Germán Efromovich, and José Efromovich jointly opposed Kingsland’s request for expedited discovery. On March 27, 2017, United Airlines also opposed Kingsland’s request for expedited discovery. Kingsland’s request for expedited discovery is fully briefed. On April 7, 2017 the judge heard oral arguments on Kingsland’s request for expedited discovery. The judge reserved decision, and no decision has yet been rendered.

On March 27, 2017 we filed a motion to dismiss Kingsland’s complaint for failure to state a cause of action, bar on certain claims by the statute of limitations, and defenses founded upon documentary evidence. On April 5, 2017 Kingsland opposed our motion to dismiss. On April 11, 2017 we filed a reply in further support of our motion to dismiss. The motion to dismiss is fully briefed. No decision has yet been rendered.

On March 27, 2017 we filed a motion for protective order staying discovery until our motion to dismiss is resolved. On March 31, 2017 Synergy, Germán Efromovich, and José Efromovich jointly joined our motion for a protective order staying discovery. On March 31, 2017 United Airlines also joined our motion for a protective order staying discovery. On April 3, 2017 Kingsland opposed our motion for a protective order staying discovery. The motion for protective order staying discovery is fully briefed. On April 7, 2017 the judge heard oral arguments on our motion for protective order staying discovery. The judge reserved decision, and no decision has yet been rendered.

On March 27, 2017 we filed a lawsuit in New York state court against Kingsland Holdings Ltd. and Roberto Kriete. The case is captioned Avianca Holdings S.A. v. Kingsland Holdings Ltd. and Roberto José Kriete, Index No. 651599/2017. We, among other things, ask the court for an order preventing Kingsland and Roberto Kriete from any further dissemination of confidential information and requiring Kingsland to comply with its contractual obligations under the Joint Action Agreement. On April 27, 2017 Kingsland filed a motion to dismiss Avianca’s complaint. Avianca will oppose the motion to dismiss.

On April 3, 2017 Synergy, Germán Efromovich, and José Efromovich jointly filed a motion to dismiss Kingsland’s complaint. On April 3, 2017 United Airlines also filed a motion to dismiss Kingsland’s complaint. On April 12, 2017 Kingsland opposed Synergy, Germán Efromovich, and José Efromovich’s motion to dismiss and also opposed United Airlines’ motion to dismiss. On April 18, 2017 Synergy, Germán Efromovich, and José Efromovich jointly filed a reply in further support of their motion to dismiss. On April 18, 2017 United Airlines also filed a reply in further support of its motion to dismiss. The motions to dismiss are fully briefed. No decision has yet been rendered.

We believe that Kingsland’s claims are without merit and we intend to defend vigorously against them. However, the outcome of the litigation is uncertain at this time.

Litigation Involving Subsidiaries

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Out of the total claims and legal actions management has estimated a probable loss of $18.5 million. See “Note 31—Provisions for legal claims” to our audited consolidated financial statements as of and for the year ended December 31, 2016.

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

On March 31st, 2017, a semi-annual dividend of COP38.5 per share was declared at our general shareholders meeting which is to be paid to shareholders of record no later than July 31st and October 31st, 2017 and represents an aggregate dividend payment of COP77,100,709.84, payable to the holders of the preferred shares and common shares, including ADS.

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

The ADSs

Our ADSs have been listed on The New York Stock Exchange since November 2013.

Our Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH”. On March 31, 2017, the closing price of our preferred shares on the Colombian Stock Exchange was COP2,800, or $0.97 per share (based on the exchange rate on such date, which was COP2,880.24 per US$1.00).

The following table sets forth for each year since our preferred shares began trading on May 11, 2011 and since our ADSs began trading on November 6, 2013 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	—	—
2012	4,705	3,290	—	—
2013 (in the case of the ADSs, beginning on November 6, 2013)	4,646	3,435	15.44	14.00
2014	4,485	3,205	18.39	10.46
2015	3,900	1,445	13.06	3.59
2016	3,8	1,495	10,18	3,48

The following table sets forth for each quarter since January 1, 2015 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2015:
First quarter	3,850	3,355	12.55	10.78
Second quarter	3,900	3,185	13.06	9.97
Third quarter	3,620	1,815	10.81	4.68
Fourth quarter	1,945	1,445	5.40	3.59
2016:
First quarter	2,035	1,495	5.41	3.48
Second quarter	2,745	1,885	7,51	4,87
Third quarter	2,595	2,2	7,15	5,8
Fourth quarter	3,8	2,315	10,18	6,25
2017:
First quarter	3,74	2,555	10,19	7.00

The following table sets forth for each of the most recent six months in the case of our preferred shares and our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
October 2016	2,4	2,315	6,57	6,25
November 2016	2,775	2,61	7,29	6,78
December 2016	3,8	2,68	10,18	6,97
January 2017	3,74	3,085	10,19	8,49
February 2017	2,845	2,555	7,85	7,26
March 2017	2,83	2,59	7,82	7,00

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The total value of equities traded on the Colombian Stock Exchange during 2016 was COP42.0 trillion (including spot and repurchase and securities lending transactions). Spot transactions over equities traded during 2016 was COP35.4 trillion with a daily average of COP171.6 billion, representing a nominal increase of 4.52% from the daily average value of equities traded in 2015. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2007.

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Number of listed companies	70	73	74	79	82	83	86	87	89	90
Market capitalization (in trillions of COP)	311	278	364	416	484	404	418	287	196	205

Source: Colombian Stock Exchange.

At December 31, 2016, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 71% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2016 represented 79% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
42	40	40	49	71	68	54	40	40	32

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

As of December 31, 2016, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

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

Each holder of common shares is entitled to vote on all matters submitted to a vote at a general shareholders’ meeting, including in connection with the following matters:

•	any proposed amendment to our articles of incorporation;

•	the issuance of common or preferred shares; and

•	the sale, transfer or disposition of all or substantially all of our assets.

•	Shareholders’ Meetings

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Panama	Delaware

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An

Panama	Delaware
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

Panama	Delaware
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

During 2012, the Colombian peso appreciated against the U.S. dollar by 9.0%. During 2013, the Colombian peso depreciated against the U.S. dollar by 9.0%. During 2014, the Colombian peso depreciated against the U.S. dollar by 24.2%. During 2015, the Colombian peso depreciated against the U.S. dollar by 31.6%. During 2016, the Colombian peso appreciated against the U.S. dollar by 4,72%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Our performance is heavily dependent on economic and political conditions in Colombia” and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—Government policies and actions, and judicial decisions, in Colombia, Peru, Venezuela, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.” On March 31, 2017, the exchange rate for U.S. dollars was COP2.880,24 to US$1.00. The Federal Reserve Bank of New York does not report a rate for Pesos. The Colombian Central Bank establishes the parameters that must be observed in order to calculate the Representative Market Rate (Tasa Representativa del Mercado); then, the Colombian Financial Superintendency proceeds to compute and certify the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

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

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2014	2,446.35	1,846.12	2,000.33	2,392.46
Year ended December 31, 2015	3,356.00	2,360.58	2,743.39	3,149.47
Year ended December 31, 2016	3,434.89	2,833.78	3,050.98	3,000.71
(through March 31, 2017)	3004,43	2851,98	2922,468	2880,24

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Quarter	High	Low	Average(1)	Period-End
	(in COP)
First Quarter 2015	2,677.97	2,361.54	2,469.33	2,576.05
Second Quarter 2015	2,623.66	2,360.58	2,501.05	2,585.11
Third Quarter 2015	3,238.51	2,598.68	2,935.60	3,121.94
Fourth Quarter 2015	3,356.00	2,819.63	3,058.97	3,149.47
First Quarter 2016	3,434.89	3,022.35	3,249.04	3,022.35
Second Quarter 2016	3.117,83	2.833,78	2.994,68	2.916,15
Third Quarter 2016	3.110,43	2.840,38	2.946,25	2.879,95
Fourth Quarter 2016	3.187,97	2.880,08	3.015,48	3.000,71
First Quarter 2017	3.004,43	2.851,98	2.922,47	2.880,24

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2016	2.967,66	2.880,08	2.929,39	2.967,66
November 2016	3.187,97	2.984,78	3.110,26	3.165,09
December 2016	3.085,60	2.964,56	3.009,86	3.000,71
January 2017	3.000,71	2.908,53	2.941,40	2.936,66
February 2017	2.921,90	2.851,98	2.879,57	2.896,27
March 2017	3.004,43	2.880,24	2.942,29	2.880,24

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. There is currently no comprehensive income tax treaty in effect either between the United States and Colombia, or between the United States and Panama. In addition, this summary assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.

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

The tax bill enacted in December 2016, provides for changes in income tax and value-added tax, among other changes. Among the major changes that are applicable as of January 1, 2017 and may affect our results are the change on the taxable income reconciliation, as the reform provides now a tax accounting standards that are based on IFRS rules with certain exceptions, and the elimination of the tax credit for international air transport services. Income tax on equity (CREE) and its related surcharges were also abrogated and the income tax rate was increased from 25% up to 34% for 2017 and 33% for 2018 onwards. Likewise, the general rate of VAT was raised from 16% to 19% and VAT is now applicable on certain digital services and all the services supplied from outside the country (reverse charge mechanism applies). A “green” tax on fuels and other oil-derived energy product (carbon emissions) was introduced. However, it should be taken into account that some of the changes mentioned above will not apply to Avianca SA, considering the Legal Stability Agreement that the Company has signed with the Government

Income tax on dividend income

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

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax plus the CREE, including its surcharge in case the taxpayer is subject to this tax, as follows, in accordance with article 254 of the Colombian Tax Code:

•	The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the income tax rate at which the profits that gave rise to the dividends were subject to;

•	When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the rate at which the profits that generated the dividends were subject to;

(1)	Individuals will be considered Colombian residents for tax purposes if any of the following conditions are met: (1) If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year; (2) If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, on account of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations; (3) National individuals who, during the fiscal year, meet the following conditions: (a) Whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia, (b) That 50% or more of their income is considered Colombian-source, (c) That 50% or more of their properties are administered in Colombia, (d) That 50% or more of their assets are possessed in Colombia, (e) That having been notified by the Tax Authority, did not offer proof of their tax residence abroad, or (f) That have their tax residence in a place considered by the Colombian government as a tax haven. Individuals that according to this rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Authority by means of a tax residence certificate issued by the foreign Tax Authority.
(2)	As of year 2013, (i) companies, legal entities and entities assimilated to these, subject to income tax and liable to file income tax returns, and (ii) non-Colombian companies and entities subject to income tax and liable to file income tax returns in Colombia with respect to Colombian source income earned through branches or permanent establishments, are subject to a new tax called income tax for equality, at a rate of 90%, applied on the highest base between the ordinary net income (which value can be different than the ordinary net income determined for income tax purposes) and the presumptive net income. In addition, from fiscal year 2015 to 2016, a new surcharge applies to CREE taxable income. These surcharge rates are 5% for 2015, 6% for 2016.

•	To be able to apply the tax credit referred to in paragraph a), the taxpayer must have a direct participation in the capital of the company from which it receives dividends or equity interest (excluding the shares without voting rights).

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

The amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits

Peru

A tax reform was enacted in Peru in December 2016. Among the changes that might change our financial condition and results of operations are an increase of the corporate income tax rate from 28% to 29.5%. With the new law, income tax rate reductions previously informed do not longer apply. Likewise, there is a decrease of withholding tax rate for dividends distributed abroad from 6.8% to 5%

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are also available to the public through the SEC’s website at www.sec.gov

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Given the nature of our business, we are exposed mainly to changes to the price of fuel, interest rates and foreign exchange.

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use jet fuel options and futures agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2016 cost per gallon of fuel. Based on our 2016 fuel consumption and, assuming the same for 2017, such an increase would result in an increase to our fuel expense of approximately $7.9 million in 2017, not taking into account our derivative contracts. At December 31, 2016, we had hedged approximately 12.6% of our projected 2017 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2015 and December 31, 2016.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016	At December 31, 2015	At December 31, 2016
(in $ thousands)
Options	882.61	18,874.6	0	6,665.04	882.61	25,539.64
Swaps	0	0	0	0	0	0

Our fuel hedging strategy remained the same in 2015 and 2016 and any difference in the number of options and swaps is due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1.0% higher on average in 2017 than they were during 2016, our interest expense would increase by approximately $6.9 million, and the fair value of our debt would decrease by approximately $52.8 million. If interest rates are 10.0% lower on average in 2017 than they were in 2016, our interest income from cash equivalents would decrease by approximately $0.3 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2016.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2016, approximately 77.6% of our revenue and 76.3% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 19.5% of our revenues and 17.4% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $1.3 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

2016 and 2015 Revenues and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2016	2015	2016	2015
U.S. Dollar	77.6%	68.0%	76.3%	64.2%
Colombian Peso	19.5%	24.5%	17.4%	22.7%
Euro	1.7%	4.3%	2.0%	2.6%
Other	1.2%	3.1%	4.3%	10.5%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:
•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

		•	The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	$.05 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•	$.05 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

		•	Converting foreign currency to U.S. dollars

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. During 2016, the Company did not receive any such payments or reimbursements from the depositary.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of the date of our assessment, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting which had been outsourced to a third party systems provider. Errors with logical access controls of the third-party provider were discovered during our own internal auditing process. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In light of the material weakness described below, we performed additional analyses and other procedures to ensure that our consolidated financial statements included in this Form 20-F were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was not effective due to the identification of a material weakness in the Company’s internal control over financial reporting, as described below.

Our cargo business relies on automated systems from a third party provider for the effectiveness of certain internal controls and procedures, when presented observations from our internal auditors regarding access controls, the third party provider, was unable to provide sufficient evidence to guarantee that their internal controls were effective. Specifically, our internal auditors found a gap in the processes of change management and logical access controls.

The change management process was ineffective based on the third-party provider’s failure to enable logs which would document the multiple controls and segregation of duties entailed in this process. The logical access process was flawed due to the provider’s lack of controls over the database, including issues concerning passwords and security policies, configuration inefficiencies, and inconsistencies in monitoring users and their respective certifications. During the first part of 2016, our third party service provider replaced their previous database hosting provider. As a result of the migration, control policies were not properly established between the new third party and our service provider.

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

(d)	Changes in internal control and remediation

Our cargo business is implementing a remediation plan to address the material weaknesses described above, including measures that would effectively prevent future material weaknesses. An action plan is currently in place and will continue to be developed and improved to ensure that all processes impacted by our cargo business’ core system are optimally effective.

In connection with our cargo business’ core system, a close monitoring of the action items undertaken by our third party service provider will be conducted on a quarterly basis. Additionally, our cargo business is currently evaluating alternative core system providers to ensure the highest quality of accuracy and effectiveness in financial reporting in the future.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has designated Juan Guillermo Serna as an “audit committee financial expert” within the meaning of this Item 16.A. Mr. Serna is independent under applicable SEC and NYSE listing standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management as well as to other employees. Our code is freely available online at our website, www.avianca.com/en under the heading “Our company—Corporate Governance.” Information found on this website is not incorporated by reference into this document.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2016 and 2015. Ernst & Young has been our principal accountant during the fiscal years ended December 31, 2016 and 2015.

	2016	2015
	(in US$ thousands)
Audit Fees	2,392	2,680
Audit-Related Fees	—	—
Tax Fees	25	90
All Other Fees	—	—
Total	2,417	2,770

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

There were no audit-related fees in 2016 or 2015.

Tax Fees

Tax fees include transfer pricing and tax advisory services provided by our principal accountant in 2016 and 2015.

All Other Fees

There were no other fees for services provided by our principal accountant in 2016 and 2015.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016 and 2015, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

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

We are registered in the Colombian National Registry of Securities and Issuers, and therefore we are required to comply with Colombian corporate governance practices for Colombian registered companies. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee composed of the four independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that the board of directors must be composed of eleven directors, and that the majority of such full-time directors must be independent, provided that an additional independent director may be appointed (i) if required by applicable laws, or (ii) if the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

NYSE Standards	Our Corporate Governance Practices

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of four members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We have a Human Talent and Compensation Committee (Comité de Talento Humano y Compensación). See “Committees of the Board of Directors—Description of Other Committees—Human Talent and Compensation Committee.” However, this committee is not composed entirely of independent directors.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1*	English translation of Certificate of Incorporation.

1.2*	English translation of Pacto Social, as amended.

2.1*	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2*	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.3*	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

3.1*	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1*	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.1*	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2*	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2*	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1*	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2*	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3*	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4*	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3**	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4†*	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

Exhibit Number	Item

4.4.1†*	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2†*	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.3†*	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4†*	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5†*	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6†*	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7†*	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.8†*	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9†*	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10†*	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11†*	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12†*	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13†*	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14†*	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.15†*	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16†*	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17†*	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18†*	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19†*	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20†*	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21†*	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.4.22†*	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23†*	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24†*	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.25†*	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26†*	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27†*	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.28†***	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.29†***	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.5†*	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1†*	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2†*	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3†*	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4†*	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5†*	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6†*	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7†*	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.8†*	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9†*	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10†*	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11†*	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12†*	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.5.13†*	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6†*	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1†*	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

4.7†*	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1†*	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.7.2†****	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among Avianca Holdings S.A., Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3†	Cancellation Amendment No.2 dated as of April 20, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4†	Cancellation Amendment No.3 dated as of August 22, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1†***	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.2†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3†***	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.4†****	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

4.9†*	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1†***	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.2†***	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

Exhibit Number	Item

4.9.3†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. (the Second Taca Assignment).

4.9.4†***	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.5†****	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10†*	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1†*	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.2†*	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.3†*	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4†*	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.5†***	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.11†*	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12†*	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1†*	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2†*	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3†*	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4†*	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13†*	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1†***	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2†***	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3†***	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14†*	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.14.1†*	Amendment No. 1 to General Terms Agreement.

4.15†*	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16†*	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17†*	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.17.1***	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18†*	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19†*	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20†*	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1†*	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2†*	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21†*	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22†**	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1†**	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.23†***	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24†****	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1†****	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2†****	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3†	Letter Agreement 1.1,.dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.4†	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

Exhibit Number	Item

4.24.5†	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.6†	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.7†	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.8†	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.9†	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

4.24.10†	Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.
**	Incorporated by reference to our Form 20-F for the year ended December 31, 2013.
***	Incorporated by reference to our Form 20-F for the year ended December 31, 2014.
****	Incorporated by reference to our Form 20-F for the year ended December 31, 2015.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Roberto Held
Name: Roberto Held
Title: Chief Financial Officer

Dated: May 1, 2017

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated Financial Statements

As of December 31, 2016 and 2015 and

for each of the three years in the period ended

December 31, 2016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avianca Holdings S.A. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Avianca Holdings S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” and our report dated May 1, 2017 expressed an adverse opinion thereon.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

May 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Avianca Holdings S.A.

We have audited Avianca Holdings, S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 framework) (the “COSO criteria”). Avianca Holdings, S.A. and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The cargo business relies on automated systems from a third party provider for the effectiveness of certain internal controls and procedures. The process of change management was ineffective based on the third-party provider’s failure to enable logs which would document the multiple controls and segregation of duties entailed in this process. The process of logical access was flawed due to the provider’s lack of controls over the database, including issues concerning passwords and security policies, configuration inefficiencies, and inconsistencies in monitoring users and their respective certifications. During the first part of 2016, the third party service provider replaced their previous database hosting provider. As a result of the migration, control policies were not properly established between the new third party and the service provider.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Avianca Holdings, S.A. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of profit or loss, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of 2016 consolidated financial statements, and this report does not affect our report dated May 1, 2017 which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Avianca Holdings, S.A. and its subsidiaries has not maintained effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

/s/ Ernst & Young S.A.S.

Bogotá, Colombia

May 1, 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

		As of December 31,
	Notes	2016	2015

Assets
Current assets:
Cash and cash equivalents	7	$375,753	$479,381
Restricted cash	7	5,371	5,397
Accounts receivable, net of provision for doubtful accounts	8	313,868	279,620
Accounts receivable from related parties	9	19,283	23,073
Expendable spare parts and supplies, net of provision for obsolescence	10	82,362	68,768
Prepaid expenses	11	59,725	45,708
Assets held for sale		—	3,323
Deposits and other assets	12	160,124	130,724

Total current assets		1,016,486	1,035,994
Non–current assets:
Available–for–sale securities	6	76	793
Deposits and other assets	12	174,033	246,486
Accounts receivable, net of provision for doubtful accounts	8	92,048	59,713
Intangible assets	14	412,918	413,766
Deferred tax assets	30	5,845	5,847
Property and equipment, net	13	4,649,929	4,599,346

Total non–current assets		5,334,849	5,325,951

Total assets		$6,351,335	$6,361,945

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

		As of December 31,
	Notes	2016	2015

Liabilities and equity
Current liabilities:
Current portion of long–term debt	16	$406,739	$412,884
Accounts payable	17	493,106	480,592
Accounts payable to related parties	9	9,072	9,449
Accrued expenses	18	138,797	118,192
Provisions for legal claims	31	18,516	13,386
Provisions for return conditions	19	53,116	52,636
Employee benefits	20	39,581	32,876
Air traffic liability	21	521,190	433,575
Other liabilities	22	11,085	12,691

Total current liabilities		1,691,202	1,566,281
Non–current liabilities:
Long–term debt	16	2,867,496	3,060,110
Accounts payable	17	2,734	3,599
Provisions for return conditions	19	120,822	109,231
Employee benefits	20	115,569	127,720
Deferred tax liabilities	30	20,352	13,475
Air traffic liability	21	98,088	93,519
Other liabilities	22	14,811	15,375

Total non–current liabilities		3,239,872	3,423,029

Total liabilities		4,931,074	4,989,310

Equity:	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		544,681	507,132
Revaluation and other reserves		27,365	18,394

Total equity attributable to holders of the parent		1,400,509	1,353,989
Non–controlling interest		19,752	18,646

Total equity		1,420,261	1,372,635

Total liabilities and equity		$6,351,335	$6,361,945

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2016	2015	2014

Operating revenue:
Passenger	25	$3,285,217	$3,458,017	$3,862,721
Cargo and other	25	853,121	903,324	840,850

Total operating revenue		4,138,338	4,361,341	4,703,571

Operating expenses:
Flight operations		58,381	58,069	56,695
Aircraft fuel		785,273	1,006,792	1,345,755
Ground operations		426,203	412,382	397,625
Aircraft rentals	32	314,493	317,505	299,220
Passenger services		151,718	149,292	154,464
Maintenance and repairs		260,703	309,719	268,894
Air traffic		218,965	202,980	206,151
Sales and marketing		545,318	612,775	605,674
General, administrative and other		187,560	176,195	165,172
Salaries, wages and benefits		661,708	666,084	725,793
Depreciation and amortization	13,14	269,546	230,732	198,660

Total operating expenses		3,879,868	4,142,525	4,424,103

Operating profit		258,470	218,816	279,468

Interest expense		(172,630)	(169,407)	(133,989)
Interest income		13,054	19,016	17,099
Derivative instruments		3,321	626	5,924
Foreign exchange		(23,939)	(177,529)	10,272

Profit (loss) before income tax		78,276	(108,478)	178,774

Income tax expense – current	30	(27,448)	(17,280)	(33,781)
Income tax expense – deferred	30	(6,642)	(13,748)	(16,499)

Total income tax expense		(34,090)	(31,028)	(50,280)

Net profit (loss) for the year		$44,186	$(139,506)	$128,494

Basic and diluted earnings (loss) per share	15
Common stock		$0.04	$(0.14)	$0.13
Preferred stock		$0.04	$(0.14)	$0.13

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2016	2015	2014

Net profit (loss) for the year		$44,186	$(139,506)	$128,494
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative property	13	8,971	(6,156)	(4,307)
Actuarial gains	20	4,094	541	16,439
Income tax	30	4,289	3,410	(2,239)

		17,354	(2,205)	9,893

Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	24	21,712	77,308	(113,249)
Net change in fair value of available–for–sale securities	24	(245)	3,098	(1,527)
Income tax	30	(3,558)	(13,358)	14,819

		17,909	67,048	(99,957)

Other comprehensive income (loss), net of income tax		35,263	64,843	(90,064)

Total comprehensive income (loss) net of income tax		$79,449	$(74,663)	$38,430

Profit (loss) attributable to:
Equity holders of the parent		$16,980	$(155,388)	$129,270
Non–controlling interest		27,206	15,882	(776)

Net profit (loss)		$44,186	$(139,506)	$128,494

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$52,243	$(90,545)	$39,206
Non–controlling interest		27,206	15,882	(776)

Total comprehensive income (loss)		$79,449	$(74,663)	$38,430

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid–in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non– controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance at January 1, 2014		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746

Net profit		—	—	—	—	—	—	—	129,270	129,270	(776)	128,494
Other comprehensive income for the period	24	—	—	—	—	—	—	(4,307)	(85,757)	(90,064)	—	(90,064)
Dividends paid	24	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)
Increase in non–controlling interest	24	—	—	—	—	—	—	—	—	—	2,515	2,515
Conversion of common stock to preferred stock	24	(5,000,000)	(625)	5,000,000	625	(1,775)	1,775	—	—	—	—	—
Balance at December 31, 2014		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747
Net loss		—	—	—	—	—	—	—	(155,388)	(155,388)	15,882	(139,506)
Other comprehensive income for the period	24	—	—	—	—	—	—	(6,156)	70,999	64,843	—	64,843
Dividends paid	24	—	—	—	—	—	—	—	(67,088)	(67,088)	(3,750)	(70,838)
Sale of minority shareholding	24	—	—	—	—	—	—	—	302,938	302,938	(1,549)	301,389

Balance at December 31, 2015		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635

Net profit		—	—	—	—	—	—	—	16,980	16,980	27,206	44,186
Other comprehensive income for the period	24	—	—	—	—	—	—	8,971	26,292	35,263	—	35,263
Dividends paid	24	—	—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2016	2015	2014

Cash flows from operating activities:
Net profit (loss) for the year	$44,186	$(139,506)	$128,494
Adjustments for:
Depreciation and amortization	269,546	230,732	198,660
Share–based payment loss (income)	1,111	(1,121)	(2,540)
Loss on disposal of assets (gain)	10,256	8,670	(6,528)
Fair value adjustment of financial instruments	(4,290)	5,327	(4,616)
Interest income	(13,054)	(19,016)	(17,099)
Interest expense	172,630	169,407	133,989
Deferred tax expense	6,642	13,748	16,499
Current tax expense	27,448	17,280	33,781
Currency translation adjustment	23,939	177,529	(10,272)
Changes in:
Accounts receivable	(62,550)	(39,043)	(151,391)
Expendable spare parts and supplies	(13,593)	(3,154)	(12,456)
Prepaid expenses	(14,017)	10,357	(9,321)
Deposits and other assets	28,050	181	(67,849)
Accounts payable and accrued expenses	40,217	(25,969)	73,755
Air traffic liability	89,187	(23,879)	(17,554)
Provision for return conditions	11,387	32,217	42,786
Employee benefits	(8,929)	(11,996)	(27,878)
Income tax paid	(40,212)	(38,762)	(43,330)

Net cash provided by operating activities	567,954	363,002	257,130
Cash flows from investing activities:
Available–for–sale securities	170	7,043	—
Restricted cash	7,422	(10,815)	21,551
Interest received	8,606	9,009	13,384
Advance payments on aircraft purchase contracts	(78,523)	(220,920)	(169,284)
Acquisition of property and equipment	(210,772)	(156,655)	(130,313)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2016	2015	2014
Redemption of (Investment in) certificates of bank deposits	$32,709	$(32,087)	$(9,248)
Acquisition of intangible assets	(21,660)	(16,856)	(29,682)
Net cash flow on acquisition of subsidiary	—	—	(9,968)
Proceeds from sale of property and equipment	143,362	90,625	65,985
Proceeds from sale of investments	296	165	686

Net cash used in investing activities	(118,390)	(330,491)	(246,889)
Cash flows from financing activities:
Proceeds from loans and borrowings	35,034	451,973	231,510
Proceeds from issuance of bonds	—	—	250,000
Repayments of loans and borrowings	(394,939)	(515,927)	(365,605)
Dividends paid	(31,823)	(70,838)	(38,944)
Increase in non–controlling interest	—	—	2,000
Interest paid	(158,741)	(148,518)	(131,781)
Sale of minority shareholding	—	301,389	—

Net cash (used in) provided by financing activities	(550,469)	18,079	(52,820)
Net (decrease) increase in cash and cash equivalents	(100,905)	50,590	(42,579)
Net foreign exchange difference	(2,723)	(212,100)	(52,107)
Cash and cash equivalents at beginning of year	479,381	640,891	735,577

Cash and cash equivalents at end of year	$375,753	$479,381	$640,891

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows: on March 10, 2010 to AviancaTaca Limited and on January 28, 2011 to AviancaTaca Holding, S.A. On March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Copa Airlines, Satena, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Etihad Airways, TAME, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. Lifemiles is designed to retain customers and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, customers earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights other partners’ products or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, Avianca Holdings S.A. had a total fleet consisting of:

	2016			2015
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10	—	10	10
Airbus A-319	23	7	30	22	13	35
Airbus A-320	34	28	62	34	27	61
Airbus A-321	5	6	11	5	7	12
Airbus A300F-B4F	5	—	5	4	—	4
Airbus A-330	1	8	9	1	8	9
Airbus A330F	6	—	6	6	—	6
Boeing 787	6	4	10	5	2	7
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	11	—	11
Embraer E-190	10	2	12	10	2	12
Fokker 100	—	—	—	3	—	3
ATR 42	2	—	2	4	—	4
ATR 72	15	—	15	15	—	15

	122	65	187	122	69	191

(2)	Basis of preparation

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on February 27, 2017.

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

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 65 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 70 aircraft from the A320, A330, ATR and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, Medellín, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2016 and 2015. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Flight equipment, goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is allocated.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

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

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2016	2015
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	70%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.42%	92.40%
Taca International Airlines, S.A.	El Salvador	96.83%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

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

The Consolidated Financial Statements also include 54 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 100 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Company has consolidated these entities in accordance with IFRS 10.

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gain and losses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements..

(c)	Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the reporting date. All exchange differences are taken to profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in the Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. Rrevenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

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

The Company recognizes revenue from passenger and cargo transportation services as earned when the service is rendered.

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

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 21) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 “Fair Value Measurements”. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed.

(f)	Air traffic liability

Passenger revenue is recognized when the transportation service is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position. Air traffic liability also includes deferred revenue from loyalty program reward credits as described in note 3(e)(iii).

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

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the period to the next scheduled maintenance or return of the asset, what ever is shorter. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

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

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium–haul aircraft Long–haul aircraft	2 – 25 25 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20 – 50
Administrative buildings	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

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

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest expense in the Consolidated Statement of Comprehensive Income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income during the lease term.

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

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. During the years ended December 31, 2016, 2015 and 2014, the Company recognized net gains of $4,275, $2,894 and $602, respectively related to sale–and–leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale-and-leaseback transactions resulted in operating leasebacks.

(j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed as incurredur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a quialifying maintenance service or when the leases are completed, according to the conditions agreed in each contract. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

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

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.”

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

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

We applied, for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The nature and the impact of each new standard or amendment is described below:

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

(ii) Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to Interim Condensed Consolidated Financial Statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments do not have any impact on the Group.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (2)

IFRS 15	Revenue from contracts with Customers (and the related clarifications) (2)

IFRS 16	Leases (3)

Amendments to IFRS 2-	Classification and Measurement of share based payment transactions (2)

Amendments to IFRS 10 and IAS 28	Sale or contribution of Assets between an Investor and its associate or joint venture (4)

Amendment to IAS 7	Disclosure Initiative (1)

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses (1)

(1)	Effective for annual periods beginning on or after 1 January 2017, with earlier application permitted.
(2)	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.
(4)	Effective for annual periods beginning on or after a date to be determined

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for the financial instruments project: classification and measurement; impairment; and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required, but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date. The Group expects no significant impact on its balance sheet and equity, nevertheless the Company is analyzing the impact of this standard.

IFRS 15 Revenue from contracts with customers

IFRS 15 “Revenue from contracts with customers”; in force for periods beginning on or after January 1, 2018. This standard establishes a new five-step model that will be applied to revenue from customer contracts. Revenue is recognized at an amount that reflects the amount that an entity expects to receive as consideration for such goods or services and at the time the execution obligations associated with those goods or services are satisfied.

AVH has launched a project to identify revenue flows across the Group and to analyze them using the five-step model.

At this moment, the Group anticipates that the adoption of IFRS 15 will lead to the following major changes in revenue accounting:

•	Changes in the gross or net presentation of revenue arising from the revision of the terms and conditions of certain transactions carried out by the operating companies, in the case in which they could be identified as the principal or agent.

•	A change in the time at which certain auxiliary revenues are recognized, to coincide with the principal execution obligations associated with the services provided;

•	Reclassification of some auxiliary revenues that are currently being presented as other revenues, to passenger revenues.

The Group should adopt this standard as of January 1, 2018 and is currently assessing whether it chooses to apply it fully retroactively or applying the transition method to the cumulative effect of

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

the initial application. The Group is assessing the effects in the financial performance or financial position after the adoption of this standard.

IFRS 16 Leases

This standard requires that lessees recognize all leases in a similar way to finance leases under IAS 17 Leases. The standard includes two exceptions to this recognition, leases of assets (1) low value (e.g. personal computers) and (2) short-term contracts (less than 12 months). The lessor recognizes from the beginning of the lease, the asset that represents the right to use and the payments liability to be made. Meanwhile, the interest expense is recorded separately to depreciation.

Recognition requirements for the lessor have no relevant changes compared to IAS 17.

Some key metrics could be affected: EBIT, debt covenants, financial and debt indicators, as well as the presentation of cash flows, which would be presented as financing activities and not as operating activities.

Effective date for annual periods beginning on or after January 1, 2019 onwards, early application is permitted, but not before applying IFRS 15 Revenue from contracts with customers. The Company is analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Group.

IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in the opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact. These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Group.

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

Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total revenue	3,987,342	243,901	(92,905)	4,138,338

Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617
Depreciation and amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the Period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2015 are as follows:

	For the year ended December 31, 2015
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$4,203,159	$158,182	$—	$4,361,341
Inter-segment	161,006	41,894	(202,900)	—

Total revenue	4,364,165	200,076	(202,900)	4,361,341

Cost of loyalty rewards	121,166	102,632	(114,570)	109,228
Operating expenses	3,795,550	14,401	(7,386)	3,802,565
Depreciation and, amortization	230,732	8,077	(8,077)	230,732
Interest expense	171,132	50	(1,775)	169,407
Interest income	(18,918)	(1,873)	1,775	(19,016)
Derivative instruments	(626)	—	—	(626)
Foreign exchange	177,518	11	—	177,529
Income tax expense	30,007	1,021	—	31,028

Net (loss) profit for the Period	$(142,396)	$75,757	$(72,867)	$(139,506)

Total Assets	$6,357,961	$203,280	$(199,296)	$6,361,945

Total Liabilities	$4,904,681	$181,017	$(96,388)	$4,989,310

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by geographic area for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the year ended December 31,
	2016	2015	2014
North America	$539,365	$653,452	$673,824
Central America and the Caribbean	442,841	592,947	528,683
Colombia	1,831,218	1,840,597	2,129,000
South America (ex–Colombia)	840,934	918,956	1,042,368
Other	483,980	355,389	329,696

Total operating revenue	$4,138,338	$4,361,341	$4,703,571

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

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2016	December 31, 2015

Available–for–sale securities	6g	$76	$793
Accounts receivable, net of provision for doubtful accounts	8	405,916	339,333
Cash and cash equivalents	7	375,753	479,381
Current restricted cash	7	5,371	5,397
Non–current restricted cash	12	—	6,545
Fair value of derivative instruments–assets	12	26,337	972

Total		$813,453	$832,421

(c)	Receivables, net

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

As of December 31, 2016

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$62,302	$63,244	$63,244	$—	$—	$—	$—
Long–term Debt	2,574,306	2,965,631	402,083	429,941	394,075	370,139	1,369,393
Bonds	637,627	818,950	86,188	81,579	78,132	573,051	—

Total debt	3,274,235	3,847,825	551,515	511,520	472,207	943,190	1,369,393
Accounts payable	495,840	495,840	493,106	2,734	—	—	—

Contractual maturities	$3,770,075	$4,343,665	$1,044,621	$514,254	$472,207	$943,190	$1,369,393

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

Sensitivity analysis

As of December 31, 2016 and 2015 an average increase of 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $6,901 and $8,833 respectively.

Interest rates for interest–bearing financial obligations are as follows:

	December 31, 2016
	Weighted average interest rate	Total

Short–term borrowings	4.20%	$62,302
Long–term debt and financial leases	3.41%	2,574,306
Bonds – Colombia	12.96%	88,770
Bonds – Luxembourg	7.95%	548,857

Total		$3,274,235

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $7,851 (2015: $10,068). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2015.

(g)	Foreign currency risk

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2016 and 2015, the Company recognized a net loss from currency exchanges of $(23,938) and $(177,529), respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the year ended December 31, 2016, the Company recognized a net loss of $4,780, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 4.7% when compared to the exchange rate as of December 31, 2015.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the year ended December 31, 2015, the Company recognized a net gain related to currency exchanges of its liabilities of $45,134, primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 31.6% when compared to the exchange rate as of December 31, 2014.

As of December 31, 2016 given the lack of repatriations at the official exchange rates, the Company valued its cash balances held in Venezuela at the DICOM exchange rate of 673.8 VEF per 1.00 USD, which is the exchange rate available for the Company at the reporting date. Accordingly, as of December 31, 2016 the carrying amount of cash balances held in Venezuela of $1,463 have been classified as follows: $1,260 as cash and cash equivalents, which is expected to be use over the next three months as part of the normal operations in Venezuela and $203 as short-term restricted cash, which is expected to be used in the following 9 months.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has available-for-sale instruments in Venezuela denominated in US Dollars that are expected to be paid in Bolivares at the official exchange rate of 6.3 VEF per 1.00 USD. Once the bonds are paid, the Company is expected to request conversion of these funds at the current official rate. As of December 31, 2016, a net loss of $1,325 has been recorded related with the exchange rate changes. In addition, as of December 31, 2016 a net fair value gain of $608. As of December 31, 2016, the balance of the remaining available-for-sale securities amounts to $76, including $43 of accrued interest, recorded within non–current assets. As of December 31, 2015, a net gain of $2,634 has been recorded related with the exchange rate changes and the maturity of available-for-sale instruments. In addition, as of December 31, 2015, a net fair value gain of $3,098. As of December 31, 2015, the balance of the remaining available-for-sale securities amounts to $793, including $43 of accrued interest, recorded within non–current assets.

During the years ended December 31, 2016 and 2015, the Company recorded total losses due to exchange rate changes in Venezuela of $5,321 and $233,987 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company based on its risk management policy was as follows:

	December 31, 2016
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$313,380	$18,220	$1,463	$9,813	$7,364	$25,513	$375,753
Available-for-sale securities	—	—	76	—	—	—	76
Accounts receivable, net of provision for doubtful accounts	123,562	79,951	515	10,162	35,093	156,633	405,916
Secured debt and bonds	(2,437,710)	(88,769)	—	—	—	(126,564)	(2,653,043)
Unsecured debt	(616,571)	(4,621)	—	—	—	—	(621,192)
Accounts payable	(248,712)	(164,497)	(1,756)	(10,897)	(14,337)	(55,641)	(495,840)

Net financial position exposure	$(2,866,051)	$(159,716)	$298	$9,078	$28,120	$(59)	$(2,988,330)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,597)	$3	$91	$281

	December 31, 2015
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$385,843	$28,155	$7,660	$16,023	$10,788	$30,912	$479,381
Available-for-sale securities	—	—	793	—	—	—	793
Accounts receivable, net of provision for doubtful accounts	174,109	99,138	3,810	4,307	8,193	49,776	339,333
Secured debt and bonds	(2,464,261)	(109,764)	—	—	—	(18,925)	(2,592,950)
Unsecured debt	(876,828)	(3,216)	—	—	—	—	(880,044)
Accounts payable	(230,772)	(174,418)	(3,421)	(4,166)	(9,201)	(62,213)	(484,191)

Net financial position exposure	$(3,011,909)	$(160,105)	$8,842	$16,164	$9,780	$(450)	$(3,137,678)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,601)	$88	$162	$98

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

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2016	December 31, 2015

Fixed rate instruments
Financial assets	$261,603	$54,180
Financial liabilities	(2,920,301)	(2,953,306)
Interest rate swaps	269	(3,679)

Total	$(2,658,429)	$(2,902,805)

Floating rate instruments
Financial assets	$46,433	$546,329
Financial liabilities	(353,934)	(519,688)

Total	$(307,501)	$26,641

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2016, the interest rates vary from 0.44% to 12.96% (December 31, 2015: 0.07% to 12.39% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

(i)	Capital management

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

Following is a summary of the debt–to–capital ratio of the Company:

	December 31, 2016	December 31, 2015

Debt	$3,274,235	$3,472,994
Less: cash and cash equivalents and restricted cash	(381,124)	(484,778)

Total net debt	2,893,111	2,988,216
Total equity attributable to the Company	1,400,509	1,353,989

Total Capital	$4,293,620	$4,342,205

Net debt–to–capital ratio	67%	69%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Cash on hand and bank deposits	$365,610	$437,951
Demand and term deposits	10,143	41,430

Cash and cash equivalents	375,753	479,381
Restricted cash	5,371	5,397

Cash and cash equivalents and restricted cash	$381,124	$484,778

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015 cash equivalents amounted to $10,143 and $41,430, respectively. The use of the term deposits depends on the cash requirements of the Company. As of December 31, 2016, term deposits bear annual interest rates ranging between 6.66% and 11.97% for balances in Colombian pesos and between 0.20% and 6.50% for balances in US dollars. As of December 31, 2015, term deposits bear annual interest rates, between 4.08% and 6.01% for balances in Colombian pesos and between 1.22% and 2.00% for balances in US dollars.

As of December 31, 2016, the carrying amount of cash balances held in Venezuela of $1,260 and $203 have been classified as cash and cash equivalents and restricted cash, respectively. As of December 31, 2015, cash balances held in Venezuela in the amount of $417 and $698 are classified within cash and cash equivalents, and restricted cash, respectively. (see note 6g).

(8)	Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Trade	$206,229	$187,836
Indirect tax credits (1)	184,114	136,775
Manufacturer credits	13,216	10,393
Employee advances (2)	5,138	4,797
Other	10,475	12,846

	$419,172	$352,647
Less provision for doubtful accounts	(13,256)	(13,314)

Total	$405,916	$339,333

Net current	313,868	279,620
Net non–current	92,048	59,713

Total	$405,916	$339,333

(1)	Corresponds mainly to: tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments of departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2016	December 31, 2015

Balance at beginning of year	$13,314	$13,322
Bad debt expense	2,966	7,281
Write–off against the allowance	(3,024)	(7,289)

Balance at end of year	$13,256	$13,314

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2016	December 31, 2015

Neither past due nor impaired	$184,007	$300,858
Past due 1–30 days	27,265	28,962
Past due 31–90 days	30,066	5,658
Past due 91 days	177,834	17,169

Total	$419,172	$352,647
Provision for doubtful accounts	(13,256)	(13,314)

Net accounts receivable	$405,916	$339,333

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2016, 2015 and 2014:

Company	Country	December 31, 2016				December 31, 2015				December 31, 2014
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$12,993	$—	$796	$—	$13,000	$—	$1,205	$—	$1,226	$—
OceanAir Linhas Aéreas, S.A.	Brazil	3,395	2,623	22,164	19,656	8,290	4,197	26,183	9,546	25,027	2,843
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	56	2,561	13	9,196	88	2,397	6	12,017	6	9,533
Transportadora del Meta S.A.S.	Colombia	17	1,039	2	5,040	67	810	1	11,398	—	8,841
Empresariales S.A.S.	Colombia	9	1,104	4	10,036	10	68	6	10,414	6	11,589
Corp Hotelera Internac., S.A. Hotelera Los Pozos, S.A.	El Salvador	—	93	—	505	—	104	—	236	—	502
Other		1,836	1,652	917	2,979	641	1,873	6,208	3,052	128	1,608

Subtotal		$19,283	$9,072	$23,896	$47,412	$23,073	$9,449	$33,609	$46,663	$26,393	$34,916

		Receivables	Payables			Receivables	Payables
Short–term		$19,283	$9,072			$23,073	$9,449
Long–term		—	—			—	—

Total balances with related parties		$19,283	$9,072			$23,073	$9,449

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2016 amounted to $12,993, consisting of $12,854 of principal and $139 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points. The deadline for payment of the obligation, principal and accrued interest is on October 31, 2017.

Receivable balances as of December 31, 2016 from OceanAir Linhas Aéreas, S.A., include an amount of $546 past due which relates to payments from aircraft leases and other services.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 32). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services

Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Corporación Hotelera Internacional S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014 amounted to $26,132, $28,506 and $31,365, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Expendable spare parts	$74,869	$59,153
Supplies	7,493	9,615

Total	$82,362	$68,768

For the years ended December 31, 2016, 2015 and 2014 expendable spare parts and supplies in the amount of $59,579, $62,023 and $69,004, respectively, were recognized as maintenance expense.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2016 and 2015 prepaid balances are as follows:

	December 31, 2016	December 31, 2015

Prepaid commissions	$16,351	$14,175
Advance payments on operating aircraft leases	10,313	12,776
Premiums for insurance policies	11,149	1,414
Other (1)	21,912	17,343

Total	$59,725	$45,708

(1)	Corresponds mainly to prepaid compensation.

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2016 and 2015 are as follows:

	Notes	December 31, 2016	December 31, 2015

Short term:
Deposits with lessors (1)		$121,173	$47,204
Short term investments (2)		16,598	68,927
Guarantee deposits (3)		1,931	12,346
Others (5)		1,547	1,275

Sub–Total		141,249	129,752
Fair value of derivative instruments	26,27	18,875	972

Total		$160,124	$130,724

Long term:
Deposits with lessors (1)		$84,067	$171,065
Long term investments – restricted		36,355	16,734
Guarantee deposits (3)		6,824	6,518
Restricted cash (4)		—	6,545
Others (5)		39,325	45,624

Sub–Total		166,571	246,486
Fair value of derivative instruments	26,27	7,462	—

Total		$174,033	$246,486

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2016 the Company has paid lessors $17,695 (December 31, 2015: $5,902) in maintenance deposits, net of reimbursements.

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, it will be classified as long-term.
(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	Restricted cash corresponds to cash held in Venezuela, which is subject to future changes due to the economic instability in Venezuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation (see Note 6(g)).
(5)	Others includes compensations for return conditions and other deferred charges.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(13)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2016 and 2015 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2014	$3,850,651	$278,177	$177,677	$264,471	$87,436	$248,462	$4,906,874

Additions	360,204	128,174	11,644	220,920	—	69,330	790,272
Revaluation	—	—	—	—	(6,156)	—	(6,156)
Disposals/Transfers	127,968	(20,308)	(26,908)	(205,709)	(540)	(17,594)	(143,091)

December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899

Additions	$187,311	$122,583	$12,411	$78,523	$950	$47,152	$448,930
Revaluation	—	—	—	—	8,971	—	8,971
Disposals/Transfers	(75,562)	(125,192)	28,721	(143,108)	68,116	(72,478)	(319,503)

December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297

Accumulated depreciation:
December 31, 2014	$477,249	$190,271	$23,382	$—	$8,994	$78,927	$778,823

Additions	119,924	58,900	7,093	—	1,675	23,980	211,572
Disposals/Transfers	(18,911)	(8,406)	(4,789)	—	—	(9,736)	(41,842)

December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553

Additions	142,059	67,636	9,631	—	1,938	25,995	247,259
Disposals/Transfers	(66,906)	(117,805)	27,172	—	(3,201)	1,296	(159,444)

December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368

Net balances:
December 31, 2014	$3,373,402	$87,906	$154,295	$264,471	$78,442	$169,535	$4,128,051

December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the twelve months ended December 31, 2016, the Company acquired three A319, two Cessna, one B787 and one A300. Additionally, the Company paid prepaid payments (“PDPs”) and purchased rotable spare parts. During the twelve months ended December 31, 2016, the Company sold two A319, two ATR-42 and three Fokker 100.

As of December 31, 2016 and 2015, the net carrying amount of leased property and equipment under financial leases was $3,533,938 and $3,481,131 respectively, which have been pledged to secure long–term debt.

As of December 31, 2016 and 2015, the Company capitalized borrowing costs amounting to $20,840 at an average interest rate of 8.81% and $19,549 at an average interest rate of 7.36%, respectively.

As of December 31, 2016, the Avianca Airport Hangar MRO José María Córdova Project had been finished with a total cost of $42,081, consisting of hangars and aircraft component repair facilities as well as premises for aircraft taxi, parts and replacements warehouses, and training classrooms built in adjacent areas to the José María Córdova International Airport. The building started its operation on August 31, 2016.

As of December 31, 2016, the Center of Operational Excellence Building (CEO) was built on a land of approximately 42,960.90 m2, which belongs to Stage 1 of Buro 25, which is located in the town of Fontibón, in the direction Diag. 25g N. 95th - 85 near El Dorado International Airport. The closing cost as of December 31, 2016 was $39,339. This new facility serves as an educational training center for pilots, flight attendants and technicians, as well as for the rest of employees from different administrative areas. The project, currently in operation, has an approximate area of 23,700 square meters, including 425 parking lots delivered in 2016 and 15 parking spaces that will be delivered on June 1, 2017, 60 classrooms, and six simulator positions.

As of December 31, 2016 a total amount of $9,614 has been recognized as property and equipment in the course of construction, which corresponds to the purchase of a flight simulator to be used in the new Center of Operational Excellence Building (CEO) built in Bogotá. The project has an estimated cost of $9,643 including installation, duties and taxes. The installation date is estimated to be at the first half of 2017.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2016 and 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2016	December 31, 2015

Cost	$107,854	$68,515
Accumulated depreciation	(6,150)	(4,727)

Net carrying amount	$101,704	$63,788

(14)	Intangible assets

Intangible assets as of December 31, 2016 and 2015 are follows:

	December 31, 2016	December 31, 2015

Routes	$38,707	$40,911
Trademarks	3,938	3,938
Software and webpages	61,804	59,480
Other intangible rights	435	1,403

Subtotal	104,884	105,732
Goodwill	308,034	308,034

Total Intangible Assets	$412,918	$413,766

In 2014 after the acquisition of the voting and economic rights in Aerounion, and due to the consolidation of the cargo operations, the Company re-evaluated its CGU structure. As a result the Tampa and Aerounion CGUs that were previously evaluated separately were merged into a single CGU. Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2016	2015	2016	2015	2016	2015
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	15,244	17,448	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company performed its annual impairment test in December 2016 and 2015. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2016 and 2015, the Company did not identify potential impairment of goodwill or intangible assets.

Aerogal CGU

The recoverable amount of Aerogal CGU, $257,623 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 10.89% and cash flows beyond the five–year period are extrapolated using a 1.80% growth rate that is the same as the long–term average growth rate for Ecuador, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $2,938,920 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.95% and cash flows beyond the five–year period are extrapolated using a 2.60% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $1,680,666 as of December 31, 2016, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 9.96% and cash flows beyond the five–year period are extrapolated using a 3.50% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December 31, 2016 and 2015:

	Goodwill	Routes	Trade– marks	Software & Webpages	Others	Total
Cost:
Balance at December 31, 2014	$311,181	$52,481	$3,938	$82,605	$4,598	$454,803

Other Acquisitions/ Internally developed	—	—	—	16,429	427	16,856

Balance at December 31, 2015	311,181	52,481	3,938	99,034	5,025	471,659

Other Acquisitions/ Internally developed	—	—	—	21,660	—	21,660
Disposals	—	—	—	—	(221)	(221)

Balance at December 31, 2016	$311,181	$52,481	$3,938	$120,694	$4,804	$493,098

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2014	$(3,147)	$(9,366)	$—	$(23,949)	$(2,271)	$(38,733)

Amortization for the year	—	(2,204)	—	(15,605)	(1,351)	(19,160)

Balance at December 31, 2015	(3,147)	(11,570)	—	(39,554)	(3,622)	(57,893)

Amortization for the year	—	(2,204)	—	(19,336)	(747)	(22,287)

Balance at December 31, 2016	$(3,147)	$(13,774)	$—	$(58,890)	$(4,369)	$(80,180)

Carrying Amounts:
At December 31, 2014	$308,034	$43,115	$3,938	$58,656	$2,327	$416,070

At December 31, 2015	$308,034	$40,911	$3,938	$59,480	$1,403	$413,766

At December 31, 2016	$308,034	$38,707	$3,938	$61,804	$435	$412,918

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Net profit (loss) attributable to holders of the parent	$44,186	$(139,506)	$128,494

Weighted average number of shares

(in thousands of shares)
Common stock	660,800	660,800	665,383
Preferred stock	336,187	336,187	331,604

Earnings per share

Common stock	$0.04	$(0.14)	$0.13
Preferred stock	$0.04	$(0.14)	$0.13

There are no dilutive shares as the Company has no convertible preferred shares, convertible debentures.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2016 and 2015 are summarized as follows:

	Notes	December 31, 2016	December 31, 2015

Current:
Short–term borrowings and current portion of long–term debt		$377,149	$387,828
Bonds		29,590	25,056

	29	$406,739	$412,884

Non–current:
Long–term debt		$2,259,459	$2,426,930
Bonds		608,037	633,180

	29	$2,867,496	$3,060,110

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2016 and 2015 are as follows:

		December 31, 2016
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2017	4.20%	$64,060	$62,302
Long–term debt	2028	3.41%	3,938,372	2,574,306
Bonds–Colombia	2019	12.96%	88,769	88,770
Bonds–Luxembourg	2020	7.95%	550,000	548,857

Total			$4,641,201	$3,274,235

		December 31, 2015
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2016	3.70%	$89,812	$89,368
Long–term debt	2027	3.23%	3,937,097	2,725,390
Bonds–Colombia	2019	12.30%	134,943	109,760
Bonds–Luxembourg	2020	7.95%	550,000	548,476

Total			$4,711,852	$3,472,994

The majority of interests bearing borrowings are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

The outstanding long term debt balance of the Company as of December 31, 2016 and 2015 were $2,218,509 and $2,332,326, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $418,100 and $482,432, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2016, the Company obtained $154,049 through a private placement vehicle issuing guaranteed notes and loans in order to finance the purchase of one B787 and two A319 aircraft, financed two CESSNA aircraft totalling $3,649 and issued in Euro a USD equivalent of $57,308 to refinance five ATR-72 aircraft trought an ECA guaranteed bond take out loan. The Company also obtained $19,527 for general working capital purposes.

During 2015, the Company obtained loans amounting to $412,679 in order to finance the purchase of two A321, three A320, one A319, two B787, two CESSNA and two ATR 72 aircraft. This includes $379,160 under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans. The Company also obtained $304,112 for general working capital purposes.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of December 31, 2016 and 2015 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans american Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2016 and 2015, the Senior Notes outstanding and the corresponding balances are as follows:

			Balance as of December 31,
Issuing entities	Original currency	Total placed in original currency	2016	2015
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,857	$548,476

			$548,857	$548,476

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2016		2015
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—

Avianca	Series B	158,630	—	—	79,315	25,184

Avianca	Series C	266,370	266,370	88,770	266,370	84,576

Total				$88,770		$109,760

(1)	Presentation of original currency in millions of Colombian pesos

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016 and 2015, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $84,422, and $146,817, respectively. As of December 31, 2016 and 2015, there were $22,840, and $65,967 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on long–term debt for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2016	$314,848	$354,709	$331,633	$319,895	$1,253,221	$2,574,306

December 31, 2015	$298,460	$307,629	$339,272	$318,511	$1,461,518	$2,725,390

Future payments on bonds for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2016	$29,590	$28,815	$29,202	$550,020	$—	$637,627

December 31, 2015	$25,056	$27,544	$27,804	$27,804	$550,028	$658,236

During 2016 and 2015, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2016, the Company obtained waivers adjusting its EBITDAR Coverage Ratio threshold to levels at which the covenants are met. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 and 0.70 to 1.00 for other obligations at the end of December 31, 2016.

(2)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(3)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times and $50 million for other obligations at all times.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

As of December 31, 2016 the Company complied with the financial covenants applicable at each annual reporting date for Avianca Holdings S.A. and Subsidiaries.

(17)	Accounts payable

Accounts payable as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Trade accounts payable	$319,858	$340,043
Non–income taxes collected in advance	104,165	68,651
Payroll taxes (1)	53,210	53,746
Other payables	15,873	18,152

Current	$493,106	$480,592

Trade accounts payable	$8	$—
Payroll taxes (1)	2,726	3,599

Non–current	$2,734	$3,599

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

(18)	Accrued expenses

Accrued expenses as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Operating expenses	$84,981	$75,950
Vacation and other employee accruals	20,625	22,364
Other accrued expenses (1)	33,191	19,878

Total	$138,797	$118,192

(1)	Other accrued expenses include deferred leasing income, interest payable, provision severance payment and deferred interest income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Current	$53,116	$52,636
Non – current	120,822	109,231

Total	$173,938	$161,867

Changes in provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015

Balances at beginning of year	$161,867	$131,884
Provisions made	28,354	73,203
Provisions used	(16,283)	(43,220)

Balances at end of year	$173,938	$161,867

(20)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2016 and 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2016	December 31, 2015

Fair value of plan assets	$(165,740)	$(140,517)
Present value of the obligation	320,890	301,113

Total employee benefit liability	$155,150	$160,596

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2016 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$566	$2,241
Interest cost on net benefit obligation	17,484	5,275

Total employee benefit liability	$18,050	$7,516

Net benefit expense – year ended December 31, 2015 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,564	$1,947
Interest cost on net benefit obligation	17,788	4,478

Total employee benefit liability	$19,352	$6,425

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2016 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2015	$232,749	$68,364	$301,113
Period cost	18,050	7,516	25,566
Benefits paid by employer	(16,884)	(2,546)	(19,430)
Actuarial (gains) losses recognized in other comprehensive income	17,918	(20,301)	(2,383)
Exchange differences	12,360	1,929	14,289
Others	1,735	—	1,735

Benefit obligation as of December 31, 2016	265,928	54,962	320,890
Fair value of plan assets	(165,740)	—	(165,740)

Total employee benefit liability	$100,188	$54,962	$155,150

Current	$35,272	$4,309	$39,581
Non–current	64,916	50,653	115,569

Total	$100,188	$54,962	$155,150

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2015	$140,517
Interest income on plan assets	11,268
Return on plan assets greater/(less) than discount	2,657
Employer contributions	21,597
Benefits paid	(16,069)
Investment expenses paid	(946)
Exchange differences	6,716

Fair value of plan assets at December 31, 2016	$165,740

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2016, 2015 and 2014, actuarial gains of $4,094, $541 and $16,439, respectively were recognized in other comprehensive income.

	December 31, 2016	December 31, 2015	December 31, 2014

Actuarial gains recognized in other comprehensive income	$2,383	$5,019	$5,755
Return on plan assets adjustment	1,711	(4,478)	10,684

Amount recognized in other comprehensive income	$4,094	$541	$16,439

The Company expects to contribute $39,581 to its defined benefit plan and other benefits in 2017.

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

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2016	December 31, 2015
Discount rate on all plans	7.50%	7.50%
Price inflation	3.00%	3.00%
Future salary increase
Pilots	4.00%	3.75%
Cabin crew	4.00%	3.50%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.50%	4.00%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2016	December 31, 2015
Equity securities	24.82%	45.00%
Debt securities	15.95%	51.00%
Domestic Corporate bonds	28.31%	00.00%
Foreign government/corporate bonds	18.54%	00.00%
Other	12.37%	4.00%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankes bonds and bonds issued by financial and private entities abroad.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2016 and 2015, there are 18 and 9 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

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

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(15,241)	16,630
Pension increase	23,194	(11,567)
Mortality table	3,759	—

(21)	Air traffic liability

Air traffic liability as of December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015

Advance ticket sales	$447,430	$363,026
Miles deferred revenue	73,760	70,549

Current	$521,190	$433,575

Miles deferred revenue	$98,088	$93,519

Non–current	$98,088	$93,519

(22)	Other liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

	Notes	December 31, 2016	December 31, 2015

Derivative instruments	26, 27	$528	$3,769
Deferred income (1)		24,606	22,030
Other		762	2,267

Total		$25,896	$28,066

Current		$11,085	$12,691
Non–current		14,811	15,375

Total		$25,896	$28,066

(1)	Deferred income include prepayment for services and supplemental payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(23)	Share based payments

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

As of December 31, 2016, active beneficiaries have been awarded with 14,459,792 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2016 are equal to 13,979,767.

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

The Company has determined the fair value of the outstanding awards as of December 31, 2016 and 2015 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2016, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.60 to 3.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,600 in the Colombian Stock Exchange and $9.64 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.96% to 5.61%

•	Dividend yield of 1.39%

•	Volatility of 44.20% to 56.57%

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

Based on the aforementioned assumptions, the Company determined that the loss (income) of the Share Based Plan Awards for the period ended December 31, 2016 and 2015 was $1,111 and $(1,121), respectively which has been recognized within operating profit. As of December 31, 2016 and 2015, $1,115 and $10, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

(24)	Equity

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

The following is a summary of authorized, issued and paid shares:

	December 31, 2016	December 31, 2015
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

Sale to minority shareholding

In August 2015 Avianca Holdings S.A. and Advent International (“Advent”), one of the largest and most experienced global private equity investors, signed a definitive agreement pursuant to which Advent acquired 3,000 common shares of LifeMiles B.V., representing a 30% minority shareholding interest in LifeMiles B.V. In connection with this transaction the Company recognized a capital contribution of a total amount of $301,389 recorded directly to equity, net of related transaction costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2016 and 2015 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves

As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,678	$683	$7,444	$24,550	$(93,029)

Other comprehensive income (loss) in the period	77,308	3,098	541	(12,678)	(680)	3,410	(6,156)	64,843

As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)

Other comprehensive income (loss) in the period	21,712	(245)	4,094	(3,558)	—	4,289	8,971	35,263

As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 26).

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

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2016	2015	2014
Cash flow hedges:
Reclassification during the year to profit or loss	$34,882	$144,372	$8,864
Effective valuation of cash flow hedged	(13,170)	(67,064)	(122,113)

	$21,712	$77,308	$(113,249)

Fair value reserves:
Valuations of available–for–sale investments	$(245)	3,098	(1,527)

	$(245)	$3,098	$(1,527)

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$(12,801)	$(13,358)	$15,068
Temporary differences within OCI	9,243	—	(249)

	$(3,558)	$(13,358)	$14,819

Dividends

The following dividends were paid by the Company during the years ended December 31, 2016 y 2015:

	December 31, 2016	December 31, 2015
Dividend - Ordinary shared	$—	$44,215
Dividend - Preferred shared	5,723	22,873

Total	$5,723	$67,088

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In March 2016, preferred dividends of $5,723 (COP$50 per share) were declared, and will be paid in four equal installments of COP$12.50 per preferred share. The four installments were paid on April 1, 2016, July 1, 2016, October 7, 2016 and December 16, 2016, based on retained earnings as of December 31, 2015.

Dividends of $67,088 (approximately $6.7 cent per share) were declared in September 2015, and paid on October 2015. Dividends of 75/0.04 COP$/$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013.

Dividends related to minority interest of Lifemiles BV of $26,100 were declared and paid during 2016. These dividends are distributed as follows: $6,600 based on profits of the year 2015 and $19,500 from anticipated dividends relating to the current period. Additionally, on December 16, 2015 the Company paid dividends corresponding to the minority shareholding of LifeMiles B.V. in the amount of $3,750.

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2016 and 2015. The Company tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2016	Percentage	Year ended December 31, 2015	Percentage	Year on Year Variation
Domestic
Passenger	$1,752,001	42%	$1,363,285	31%	$388,716
Cargo and mail	264,432	6%	234,362	5%	30,070

	2,016,433	48%	1,597,647	36%	418,786

International
Passenger	1,533,216	37%	2,094,732	48%	(561,516)
Cargo and mail	291,442	7%	390,163	9%	(98,721)

	1,824,658	44%	2,484,895	57%	(660,237)

Other (1)	297,247	8%	278,799	7%	18,448

Total operating revenues	$4,138,338	100%	$4,361,341	100%	$(223,003)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2015	Percentage	Year ended December 31, 2014	Percentage	Year on Year Variation
Domestic
Passenger	$1,363,285	31%	$1,071,254	23%	$292,031
Cargo and mail	234,362	5%	240,134	5%	(5,772)

	1,597,647	36%	1,311,388	28%	286,259

International
Passenger	2,094,732	48%	2,791,467	59%	(696,735)
Cargo and mail	390,163	9%	324,728	7%	65,435

	2,484,895	57%	3,116,195	66%	(631,300)

Other (1)	278,799	7%	275,988	6%	2,811

Total operating revenues	$4,361,341	100%	$4,703,571	100%	$(342,230)

(1)	Other operating revenue

Other operating revenue for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016	December 31, 2015	December 31, 2014

Frequent flyer program	$154,245	$139,524	$141,402
Ground operations (a)	21,053	19,545	20,756
Leases	28,295	30,144	30,744
Maintenance	7,696	8,963	16,624
Interline	3,859	1,831	1,565
Other	82,099	78,792	64,897

	$297,247	$278,799	$275,988

(a)	Company provides services to other airlines at main hub airports.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2016 and 2015 are the following:

	Notes	December 31, 2016	December 31, 2015
Cash flow hedges – Assets
Fuel price hedges		$25,540	$882
Interest rate		797	—

Total	12	$26,337	$882

Cash flow hedges – Liabilities
Interest Rate	22	$20	$1,635

Total		$20	$1,635

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

	Fair Value	1–12 months
Fuel price
Assets	$25,540	$25,540
Interest rate
Assets	$797	$797
Liabilities	$20	$20

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The terms of the cash flos hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2016 and 2015, a net gain relating to the hedging instruments of $21,712 and $77,308, respectively is included in other comprehensive income (see Note 24).

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2016 and 2015 are the following:

	Notes	December 31, 2016	December 31, 2015

Derivatives not designated as hedges – Assets
Derivative contracts of interest rate	12	$—	$90

Total		$—	$90

Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	22	$508	$2,134

Total		$508	$2,134

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

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2016 and 2015, the Company has not offset derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2016 are as follows:

		December 31, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$76	$76
Derivative instruments	26, 27	26,337	26,337

		$26,413	$26,413

Financial liabilities
Short term borrowings and long–term debt	16	$3,274,235	$3,241,240
Derivative instruments	22	528	528

		$3,274,763	$3,241,768

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2015 are as follows:

		December 31, 2015
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$793	$793
Derivative instruments	26, 27	972	972

		$1,765	$1,765

Financial liabilities
Short term borrowings and long–term debt	16	$3,472,994	$3,296,534
Derivative instruments	22	3,769	3,769

		$3,476,763	$3,300,303

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2016:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	—	25,540	—	25,540
Interest rate derivatives	—	797	—	797
Available–for–sale securities (Note 6)	—	76	—	76
Revalued administrative property (Note 13)	—	149,371	—	149,371

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Foreing currency derivatives	—	528	—	528
Frequent flyer liability (Note 21)	—	171,848	—	171,848
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,241,240	—	3,241,240

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2015:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	—	882	—	882
Interest rate derivatives	—	90	—	90
Available–for–sale securities (Note 6)	—	793	—	793
Assets held for sale	—	3,323	—	3,323
Revalued administrative property (Note 13)	—	70,071	—	70,071

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Interest rate derivatives	—	3,769	—	3,769
Frequent flyer liability (Note 21)	—	164,068	—	164,068
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,296,534	—	3,296,534

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2016, 2015 and 2014 are:

Consolidated statement of comprehensive income

	December 31, 2016	December 31, 2015	December 31, 2014
Current income tax:
Current income tax charge	$28,114	$19,491	$33,781
Adjustment in respect of current income tax of previous year	(666)	(2,211)	—
Deferred tax expense:
Relating to origination and reversal of temporary differences	6,642	13,748	16,499

Income tax expense reported in the income statement	$34,090	$31,028	$50,280

Consolidated statement of other comprehensive income

Hedging reserves	(3,558)	(12,678)	14,433
Fair value reserves	—	(680)	386
Reserves relating to actuarial gains and losses	4,289	3,410	(2,239)

Income tax charged directly to other comprehensive income	$731	$(9,948)	$12,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
Accounting profit (loss) after income tax		$44,186		$(139,506)		$128,494
Total income tax expense		34,090		31,028		50,280

Profit (loss) before income tax		$78,276		$(108,478)		$178,774

Income tax at Colombian statutory rate	40.00%	31,311	39.0%	(42,306)	34.0%	60,783
Tax credit (1)	(5.74%)	(4,493)	2.6%	(2,816)	(9.5%)	(17,049)
Productive fixed assets special deduction	(22.10%)	(17,299)	47.0%	(51,003)	(0.6%)	(1,142)
Permanent differences (2)	(346.48%)	(271,209)	47.7%	(51,769)	(1.8%)	(3,241)
Non–deductible taxes	15.01%	11,749	(2.7%)	2,893	1.0%	1,785
Effect of tax exemptions and tax rates in foreign jurisdictions	71.56%	56,014	(24.9%)	27,030	3.8%	6,852
Non recognized deferred tax assets	248.77%	194,732	(94.5%)	102,553	0.00%	—
Exchange rate differences	107.20%	83,916	37.3%	(40,483)	(3.3%)	(5,924)
Others	(13.10%)	(10,254)	(0.8%)	878	0.6%	1,135
Changes in tax rates	(51.58%)	(40,377)	(79.3%)	86,051	3.9%	7,081

	43.55%	$34,090	28.6%	$31,028	28.1%	$50,280

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, such tax credit will only be applicable until tax year 2016.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	This item includes various permanent differences for Corporate Income Tax purposes in Colombia. These permanent differences include non taxable gains and losses on the sale of property, plant and equipment, non taxable revenues and other items.

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015
Assets (liabilities)
Accounts payable	$446	$4,470	$15,970	$(4,024)	$(11,500)
Inflation adjustments	—	(23)	759	23	(782)
Deposits and other assets	(12,183)	(157)	(3,551)	(12,026)	3,394
Aircraft maintenance	(3,448)	787	(5,410)	(4,235)	6,197
Pension liabilities	25,842	(19,541)	(20,514)	45,383	973
Provisions	66,947	48,561	46,834	18,386	1,727
Loss carry forwards	16,641	31,035	736	(14,394)	30,299
Non-monetary items	(92,832)	(57,913)	—	(34,919)	(57,913)
Intangible assets	(12,031)	(12,582)	(12,582)	551	—
Other	(3,889)	(2,265)	(2,338)	(1,624)	73

Net deferred tax assets / (liabilities)	$(14,507)	$(7,628)	$19,904	$(6,879)	$(27,532)

Reflected in the statement of financial position as follows:

Deferred tax assets	$5,845	$5,847	$35,664
Deferred tax liabilities	(20,352)	(13,475)	(15,760)

Deferred tax assets (liabilities) net	$(14,507)	$(7,628)	$19,904

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of deferred tax assets net	December 31, 2016	December 31, 2015
Opening balance as of January 1,	$(7,628)	$19,904
Tax income during the period recognized in profit or loss	(6,642)	(13,748)
Tax income during the period recognized in other comprehensive income	731	(9,948)
Exchange differences	(968)	(3,836)

Closing balance as of December 31	$(14,507)	$(7,628)

Income Tax

Tax Credits

As of December 31 2016, the Company’s subsidiaries have tax loss carryforwards of approximately US$698 million and excess of presumptive income tax of approximately US$12 million, which are available to offset in future taxable income in the relevant jurisdictions, if any, where appropriate.

The Company has deferred tax asset corresponding to the aforementioned tax losses for US$208. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, due to this temporary difference, which amount to US$167 million, will not be reversed in a foreseeable future, the Companies have decided not to recognize deferred tax related with such investments according to the exception to IAS12 paragraphs 39 and 44.

Tax Reform – Law 1819, 2016

Modifies the Tax Law to reconcile the income, tax treatments, tax costs and deductions with the application of Regulatory Frameworks.

Eliminates the Income Tax for Equity (CREE), and stablishes a general tax rate for income and complementary tax of 34% for tax year 2017 and 33% for 2018 and beyond.

Stablishes an income and complementary tax surcharge for tax bases over US$275,000 approximately, of 6% for 2017 and 4% for 2018.

The tax losses incurred before 2017 on income and complementary tax and/or income tax on equity, will be limited to the result of applying the formula mentioned in Article 290, subsection 5 of the Tax Law.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The applicable rate to determine the presumptive income, according to the net equity of the Company as of December 31 of the previous year.

(31)	Provisions for legal claims

As of December 31, 2016 and 2015, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $18,516 and $13,386, respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2016 and 2015, these contingencies amount to a total of $95,363 and $73,504, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $63,972 as of December 31, 2016 and $43,514 as of December 31, 2015.

In accordance with IAS 37, proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(32)	Future aircraft leases payments

The Company has 65 aircraft under operating leases with an average remaining lease term of 41 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft

Less than one year	$250,060
Between one and five years	616,200
More than five years	123,112

$989,372

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft. Future operating lease commitments are as follows:

Engines

Less than one year	$3,967
Between one and five years	9,186

$13,153

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016, the Company had two Airbus A319, one Airbus A330F, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft

Less than one year	$22,885
Between one and five years	79,401
More than five years	47,382

$149,668

The amount of recognized payments has expenses during the period is as follows:

	December 2016	December 2015	December 2014
Leases minimun payments	$314,493	$317,505	$299,220

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 137 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2017 and 2025.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 5 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2017 and 2019 as well as 10 purchase options.

German Aviation Capital GMBH – The Company has 1 firm order for the adquisition of one A300F aircraft with delivery scheduled in 2017.

ATR – The Company has up to 15 purchase options.

Other – The Company has 7 firm orders for the acquisition of spare engines with deliveries between 2017 and 2020.

On November 2016, the Company also signed two Aircraft Sale and PurchaseAgreement between German Aviation Capital GMBH and Avianca. Each agreement for 1 A300B4-605L aircraft with delivery dates December 2016. In December 2016, one aircraft was delivered and the second one is planned for January 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2016, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; On April 2016, the Company negotiated a significant reduction, of its scheduled aircraft deliveries in 2016, 2017, 2018 and 2019 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2016 and 2025, which modifies the advanced payments and airctraft acquisition as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$107,309	$104,665	$222,320	$224,093	$796,886	$1,455,273
Aircraft acquisition commitments	$818,527	$512,940	$1,106,553	$2,123,268	$11,385,292	$15,946,580

On March 2017, the Company signed an amendment with Airbus SAS converting five (5) A319 aircraft, with delivery date 2019, into A320, which modifies the advanced payments and aircraft acquisition commitments as follows:

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$108,548	$108,135	$222,320	$224,093	$796,887	$1,459,983
Aircraft acquisition Commitments	$821,305	$512,940	$1,153,318	$2,123,268	$11,385,292	$15,996,124

(34)	Subsequent events

On January 31, 2017, the Company announced the following three material events to the market:

(1)	Provided that all legal, corporate and contractual authorizations are obtained and the negotiations are successful, AVH will enter into a strategic commercial alliance with United Airlines, which terms and conditions are yet to be negotiated. The Board of Directors authorized to conduct all the analysis and to take all necessary steps in connection with such potential strategic-commercial alliance.

(2)	Synergy informed the intention to make a capital contribution to AVH of up to US$200.000. In this proposed process all shareholders, including preferred shareholders, would have the opportunity to participate in such capitalization on a pro-rata basis. This proposed capitalization would be subject to feasibility studies, structuring and will only take place if and when all necessary corporate, contractual regulatory and other approvals are effectively obtained.

(3)	Synergy also informed of its intention to seek all necessary approvals for the potential combination of the Company with Avianca Brasil (OceanAir), a Brazilian airline controlled by Synergy, on fair and reasonable terms for both companies. It is worth noting that the combination will only take place if all legal, corporate and contractual authorizations are obtained and the negotiations between the two companies are successful.

(4)	On February 28, 2017 AVH was named as a defendant in a lawsuit filed in New York state court by Kingsland Holdings Ltd. The complaint alleges, among other things, that we breached the Joint Action Agreement with respect to its entry into an exclusivity agreement with United Airlines to facilitate negotiations of a potential strategic commercial alliance. On March 27, 2017 we opposed Kingsland’s request for expedited Discovery. On April 7, 2017 the judge heard oral arguments on Kingsland’s request for expedited discovery. The judge reserved decision, and no decision has yet been rendered. We believe that Kingsland’s claims are without merit and we intend to defend vigorously against them. However, the outcome of the litigation is uncertain at this time.