Form 20-F
period 2017-12-31
Avianca Holdings S.A.
filed 2018-05-01
CIK 1575969

As filed with the Securities and Exchange Commission on May 1, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:

Common Shares — 660,800,003

Preferred Shares — 340,507,917

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐ (note: not required of registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

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

Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars. This annual report includes our audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS.

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

Adjusted EBITDAR is commonly used in the airline industry to view operating results before, among other items, depreciation, amortization and aircraft operating lease charges, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. However, Adjusted EBITDAR should not be considered as an alternative measure to operating profit, as an indicator of operating performance, as an alternative to operating cash flows or as a measure of our liquidity. Adjusted EBITDAR, as calculated by us and as presented in this annual report, may differ materially from similarly titled measures reported by other companies due to differences in the way these measures are calculated. Adjusted EBITDAR has important limitations as an analytical tool and should not be considered in isolation from, or as a substitute for an analysis of our operating results, as reported under IFRS. Some of the limitations are:

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

On March 31, 2018, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 2.780,47 per US$1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.”

IFRS does not currently require us to adjust our financial statements for inflation. Colombia experienced inflation rates of 6.8%, 5.8% and 4.1% for the years ended December 31, 2015, 2016 and 2017, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística, or DANE).

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

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threats or outbreaks of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy, including by integrating aquistions or entering into strategic commercial joint ventures;

•	our ability to successfully implement our fleet modernization program;

•	our ability to obtain financing and the terms of such financing; and

•	the risk factors discussed under “Item 3. Key Information—Part D. Risk Factors” beginning on page 6.

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

The selected consolidated financial information as of December 31, 2013, 2014, 2015, 2016 and 2017 and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	As of December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
BALANCE SHEET DATA
Assets
Current assets:
Cash and cash equivalents	$508,982	$375,753	$479,381	$640,891	$735,577
Restricted cash	5,465	5,371	5,397	1,987	23,538
Available-for-sale securities	—	—	—	1,218	—
Accounts receivable, net of provision for doubtful accounts	340,376	313,868	279,620	355,168	276,963
Accounts receivable from related parties	17,204	19,283	23,073	27,386	26,425
Expendable spare parts and supplies, net of provision for obsolescence	97,248	82,362	68,768	65,614	53,158
Prepaid expenses	99,757	59,725	45,708	56,065	46,745
Assets held for sale	—	—	3,323	1,369	7,448
Deposits and other assets	201,984	160,124	130,724	174,128	125,334

Total current assets	1,271,016	1,016,486	1,035,994	1,323,826	1,295,188
Non-current assets:
Available-for-sale securities	55	76	793	237	14,878
Deposits and other assets	116,345	174,033	246,486	218,010	189,176
Accounts receivable, net of provision for doubtful accounts	140,416	92,048	59,713	42,407	32,441
Accounts receivable from related parties	—	—	—	11,247	—
Intangible assets	426,579	412,918	413,766	416,070	363,103
Deferred tax assets	25,969	5,845	5,847	35,664	50,893
Property and equipment, net	4,881,016	4,649,929	4,599,346	4,128,051	3,233,358

Total non-current assets	5,590,380	5,334,849	5,325,951	4,851,686	3,883,849

Total assets	$6,861,396	$6,351,335	$6,361,945	$6,175,512	$5,179,037

	As of December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	$572,072	$406,739	$412,884	$458,679	$314,165
Accounts payable	526,964	493,106	480,592	547,494	509,129
Accounts payable to related parties	7,187	9,072	9,449	13,797	7,553
Accrued expenses	186,657	138,797	118,192	138,262	134,938
Provisions for legal claims	11,720	18,516	13,386	14,157	14,984
Provisions for return conditions	19,093	53,116	52,636	61,425	33,033
Employee benefits	38,706	39,581	32,876	49,193	52,392
Air traffic liability	539,225	521,190	433,575	461,118	491,752
Other liabilities	9,415	11,085	12,691	127,496	27,432

Total current liabilities	1,911,039	1,691,202	1,566,281	1,871,621	1,585,378
Non-current liabilities:
Long-term debt	3,180,041	2,867,496	3,060,110	2,711,898	1,951,330
Accounts payable	5,084	2,734	3,599	21,167	2,735
Provisions for return conditions	144,099	120,822	109,231	70,459	56,065
Employee benefits	135,640	115,569	127,720	173,460	276,284
Deferred tax liabilities	25,814	20,352	13,475	15,760	7,940
Air traffic liability(1)	104,786	98,088	93,519	85,934	72,853
Other liabilities non-current	15,193	14,811	15,375	8,466	11,706

Total non-current liabilities	3,610,657	3,239,872	3,423,029	3,087,144	2,378,913

Total liabilities	5,521,696	4,931,074	4,989,310	4,958,765	3,964,291
Equity:
Common stock	82,600	82,600	82,600	82,600	83,225
Preferred stock	42,023	42,023	42,023	42,023	41,398
Additional paid-in capital on common stock	234,567	234,567	234,567	234,567	236,342
Additional paid-in capital on preferred stock	469,273	469,273	469,273	469,273	467,498
Retained earnings	528,805	544,681	507,132	355,671	351,102
Revaluation and other reserves	58,382	27,365	18,394	24,550	28,857

Total equity attributable to the Company	1,415,650	1,400,509	1,353,989	1,208,684	1,208,422
Non-controlling interest	(75,950)	19,752	18,646	8,063	6,324

Total equity	1,339,700	1,420,261	1,372,635	1,216,747	1,214,746

Total liabilities and equity	$6,861,396	$6,351,335	$6,361,945	$6,175,512	$5,179,037

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands, except per share data)
INCOME STATEMENT DATA
Operating revenue:
Passenger	$3,550,160	$3,285,217	$3,458,017	$3,862,721	$3,862,397
Cargo and other(2)	891,524	853,121	903,324	840,850	747,207
Total operating revenue	4,441,684	4,138,338	4,361,341	4,703,571	4,609,604
Operating expenses:
Flight operations	92,471	58,381	58,069	56,695	82,872
Aircraft fuel	923,468	785,273	1,006,792	1,345,755	1,325,763
Ground operations	450,209	426,203	412,382	397,625	343,812
Aircraft rentals	278,772	314,493	317,505	299,220	273,643
Passenger services	166,869	151,718	149,292	154,464	143,512
Maintenance and repairs	280,536	260,703	309,719	268,894	188,659
Air traffic	242,587	218,965	202,980	206,151	180,140
Sales and marketing	515,073	545,318	612,775	605,674	584,468
General, administrative and other	177,864	187,560	176,195	165,172	257,273
Salaries, wages and benefits	706,778	661,708	666,084	725,793	674,951
Depreciation, amortization, and impairment	313,413	269,546	230,732	198,660	169,580

Total operating expenses	4,148,040	3,879,868	4,142,525	4,424,103	4,224,673

Operating profit	293,644	258,470	218,816	279,468	384,931
Interest expense	(183,332)	(172,630)	(169,407)	(133,989)	(113,330)
Interest income	14,528	13,054	19,016	17,099	11,565
Derivative instruments	(2,536)	3,321	626	5,924	(11,402)
Foreign exchange	(20,163)	(23,939)	(177,529)	10,272	23,517

Profit (loss) before income tax	102,141	78,276	(108,478)	178,774	295,281
Total income tax expense	(20,109)	(34,090)	(31,028)	(50,280)	(46,460)

Net (loss) profit for the year	$82,032	$44,186	$(139,506)	$128,494	$248,821
Net (loss) profit attributable to equity holders of the parent	48,237	16,980	(155,388)	129,270	257,493
Net (loss) profit attributable to non-controlling interest	33,795	27,206	15,882	(776)	(8,672)
Basic and diluted (loss) earnings per share (common and preferred)	0.05	0.04	(0.14)	0.13	0.27
Basic and diluted (loss) earnings per ADS	0.40	0.32	(1.12)	1.04	2.16
Common and preferred share dividends per share (COP/US$)(3)	77 / 0.03	50 / 0.02	198.5 / 0.07	160.1 / 0.07	75 / 0.04
Common shares at period end	660,800,003	660,800,003	660,800,003	660,800,003	665,800,003
Preferred shares at period end	336,187,285	336,187,285	336,187,285	336,187,285	331,187,285
Weighted average of common shares used in computing earnings per share (thousands)	660,800	660,800	660,800	665,383	728,800

Weighted average of preferred shares used in computing earnings per share (thousands)	336,187	336,187	336,187	331,604	184,854

CASH FLOW DATA
Net cash provided by operating activities	$527,317	$567,954	$363,002	$257,130	$544,642
Net cash (used in) investing activities	(206,041)	(118,390)	(330,491)	(246,889)	(483,259)
Net cash (used in) provided by financing activities	(195,553)	(550,469)	18,079	(52,820)	289,294

	2017
OTHER FINANCIAL DATA
Adjusted EBITDAR(4)	$885,829
Operating margin(5)	6.6%
Adjusted EBITDAR margin(6)	19.9%

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
OPERATING DATA (Unaudited)(7)(8)
Total passengers carried (in thousands)	29,459	29,480	28,290	26,230	24,625
Revenue passengers carried (in thousands)(9)	28,574	28,578	27,378	25,382	23,865
Revenue passenger kilometers (RPK) (in millions)(10)	40,243	38,233	35,478	32,602	31,186
Available seat kilometers (ASK) (in millions)(11)	48,401	47,145	44,513	41,052	38,762
Load factor(12)	83.1%	81.1%	79.7%	79.4%	80.5%
Block hours(13)	562.431	571,820	547,859	517,943	483,204
Average daily aircraft utilization(14)	9.9	10.3	10.1	10.3	10.1
Average one-way passenger fare (US$)	124.2	115.0	126.3	152.2	161.8
Yield(15)	8.8	8.6	9.7	11.8	12.4
Passenger revenue per ASK (PRASK)(16)	7.3	7.0	7.8	9.4	10.0
Operating revenue per ASK (RASK)(17)	9.2	8.8	9.8	11.5	11.9
Cost per ASK (CASK)(18)	8.6	8.2	9.3	10.8	10.9
CASK excluding fuel	6.7	6.6	7.0	7.5	7.5
Revenue ton kilometers (RTK) (in millions)(19)	1,420	1,291	1,259	1,104	867
Available ton kilometers (ATK) (in millions)(20)	2,489	2,346	2,152	1,810	1,538
Gallons of fuel consumed (in thousands)	483,512	481,803	461,268	427,785	406,143
Average price of jet fuel into plane (net of hedge) (US$/gallon)	1.91	1.63	2.18	3.15	3.27
Average stage length (kilometers)(21)	1,069	1,019	1,002	972	1,025
On-time domestic performance(22)	69.9%	77.4%	83.5%	71.9%	67.4%
On-time international performance(23)	81.1%	83.1%	85.7%	80.9%	80.4%
Completion rate(24)	95.2%	98.1%	98.5%	98.1%	98.0%
Technical dispatch reliability(25)	99.5%	99.5%	99.5%	99.4%	99.4%
Departures(26)	291,013	304,827	299,192	282,475	253,967
Average daily departures	797	835	820	774	696
Airports served at period end	106	106	104	102	98
Routes served at period end	171	170	179	168	170
Direct sales as % of total sales(27)	33.4%	33.7%	34.1%	33.6%	31.0%

Revenue per employee plus cooperative members (US$)	176	196	206	229	241
Full-time employees and cooperative members at period end	18,641.5	20,449.5	20,485	19,961.5	18,554
Other Full time employees (Includes SAI, La Costeña and Getcom)	5,907	—	—	—	—
Total employees (Headcount)	25,306	21,061	21,145	20,485	19,127

(1)	We previously recognized deferred miles related to our LifeMiles rewards program as current air traffic liability. We now recognize such deferred miles as current and non-current air traffic liability. A similar adjustment in this presentation has been made for prior years.
(2)	Includes Aerounion revenues beginning in October 22, 2014.

(3)	Dividends of COP98.6 per share were declared in March 2018 and will be paid in June, July, August and September 2018 based on profits for the year 2017. Dividends of COP77 per share were declared in March 2017, and were paid in July 2017 and October 2017 based on retained earnings for the year 2016. The US$ equivalent of such dividends will be determined the date prior to each payment date. Dividends of 50 COP per share were declared in March 2016 and paid in four equal installments of 12.50 COP per share on April 7, 2016, July 1, 2016, October 7, 2016, and December 16, 2016, based on profits for the year 2015. Dividends of $0.06691 per share were declared in April 2015 and paid in October 2015 based on profits for the year 2014.
(4)	Adjusted EBITDAR represents our consolidated net profit for the year plus the sum of income tax expense, depreciation, amortization, and impairment and aircraft rentals, minus interest expense, minus interest income, minus derivative instruments, minus foreign exchange. Adjusted EBITDAR is presented as supplemental information, because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, Adjusted EBITDAR should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of a company’s profitability. In addition, our calculation of Adjusted EBITDAR may not be comparable to other companies’ similarly titled measures. The following table presents a reconciliation of our net profit to Adjusted EBITDAR for the specified periods:

2017
Net (loss) profit for the year	$82,032
Add: Income tax expense	20,109
Add: Depreciation, amortization, and impairment	313,413
Add: Aircraft rentals	278,772
Minus: Interest expense	183,332
Minus: Interest income	14,528
Minus: Derivative instruments	2,536
Minus: Foreign exchange	20,163

Adjusted EBITDAR	$885,829

(5)	Operating margin represents operating profit divided by total operating revenue.
(6)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.
(7)	Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.
(8)	Operating data does not include regional operations in Central America except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.
(9)	Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).
(10)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(11)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(12)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(13)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport. Includes Tampa Cargo.
(14)	Average number of block hours operated per day per average number of passenger aircraft. Does not include Sansa operation.
(15)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(16)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(17)	“Operating revenue per available seat kilometer” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.
(18)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(19)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown. RTKs does not include domestic Ecuador.
(20)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown. ATKs does not include domestic Ecuador.
(21)	The average number of kilometers flown per flight does not include freight operations.
(22)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.
(23)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.

(24)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice). Does not include Sansa operation.
(25)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems
(26)	Includes passenger and cargo operations.
(27)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Company

Although we experienced an increase in revenues in the fiscal year ended December 31, 2017, we may experience decreases in revenue or profitability in the future.

Although the fiscal year ended December 31, 2017, we experienced an increase in revenues, primarily as a result of higher average fare and yields, higher cargo and other revenues and the appreciation of the Colombian peso against the U.S. dollar (which caused the dollar-equivalent amount of our revenues earned in Colombian pesos to increase), in the fiscal year ended December 31, 2016, we experienced a decrease in revenues, primarily the result of lower yields, which were caused by increased competition, new competitors and the depreciation of the Colombian peso against the U.S. dollar (which caused the dollar-equivalent amount of our revenues earned in Colombian pesos to decrease). These factors acted as leadways to our business, more than offsetting growth in our capacity and traffic. There is no assurance that these factors will not negatively affect our business in the future. Prospective investors should understand that our future results of operations are subject to significant uncertainties.

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

During 2017, Latin America presented a slight recovery after facing a challenging scenario due to the fall of commodity prices, especially fuel, which had collateral effects in the economies of the region, such as a downturn in economic growth rates, a significant currency devaluation, an increase in inflation and a decline of international investments, affecting the demand for air travel and overall performance in our home markets. The high dependency of these economies on commodities have weakened their performance. Although commodity prices recovered partially during the last year, which is reflected in the modest increase in the GDP forecast of each country as reported by The International Monetary Fund, we cannot assure you that this trend will continue.

Also, the capacity increase and low fare strategy of North American airlines in our core markets, led by low cost carriers aided by the decline of fuel prices, may continue to affect our and other Latin American airlines revenues.

In 2018, we intend to expand our network by opening routes to new destinations and we may have a moderate growth in capacity. Our growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 5.8%, 3.8% and 5.1% in 2015, 2016 and 2017, respectively. We cannot assure you that this growth will continue in the future or that any new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. See “—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which we operate.” In light of the factors mentioned above, we cannot assure you that we will be able to successfully achieve profitability or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

If our new aircraft are not delivered or placed into service on time, our competitive position and results of operations are likely to be harmed.

We have entered into several agreements to acquire up to 124 Airbus A320 family, One Boeing B787-8, three Boeing B787-9, and two Airbus A330 between 2018 and 2025. On January 2018, the Company signed two Aircraft Sale and Purchase Agreement, one between V Air Corporation and Avianca, and the other between Transasia Airways Corporation and Avianca, each agreement for one A321-200 aircraft with delivery dates in February 2018. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. As a result, Avianca S.A and Grupo Taca Holdings Limited are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, on April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2018 and 2025. On December 2017, the Company signed two Assignment, Assumption and Release Agreement, one assigning five A-320 family aircraft to Muisca Aviation Limited and other assigning four A-320 family aircraft to Tejo Aviation Limited. As a result, we have a different schedule for advanced payments and aircraft acquisition. On July 2017, the Company signed and amendment to the Boeing Purchase Agreement to include one additional 787-8 to be delivered in October 2018. Also, on September 2017, a Supplemental agreement with Boeing was signed to upgrade our 3 787-8 to be delivered in 2019 to 787-9. The timely delivery of these new aircraft by Airbus and Boeing is subject to a number of uncertainties including (i) the fact that Airbus or Boeing may be unable or unwilling to fulfill their contractual delivery obligations as a result of production capacity constraints or otherwise, (ii) the aircraft delivered to us may encounter unexpected safety or other operational problems and could be grounded, as has happened in the past to B787 aircraft operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

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

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of approximately 6.86 years as of December 31, 2017, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of approximately 7.48 years as of that date. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of aircraft ordered from Airbus and Boeing may adversely impact our operations and financial results.

We expect our fleet renewal plan to result in increased fuel efficiency, crew productivity, and lower training costs leading to higher operational efficiency and flexibility. However, if the aircraft do not perform as expected, their introduction may not result in the aforementioned benefits, and additional cost will be incurred associated with their purchase and with the replacement of older aircrafts. Although our agreements with Airbus and Boeing would permit us to receive compensation under certain circumstances in the event these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would adequately compensate us for the loss of the anticipated benefits of the new aircraft; however, we do track the guarantees with our manufactures and manage the claims, if any. As a result, in 2017 we received compensation for a fuel performance claim against Boeing for $1.2 million. The incurrence of the additional financing costs to purchase these aircraft and the additional cost of retiring portions of our current fleet without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft and return of old aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate approximately 128 new aircraft and four used Aircraft into our fleet between 2018 and 2025 and may exercise purchase rights for additional new aircraft. We may experience difficulties in integrating these new aircraft into our fleet. In addition, we face risks in integrating new types of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel. We may also face significant difficulties selling the aircraft we own in a short period of time at favorable prices and returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs. If new aircraft orders are not filled on a timely basis, we could face higher monthly rental rates. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

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

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations. As of December 31, 2017, we had $3,752.1. million of total debt outstanding. Our interest expense was $183.3 million in 2017. For the year ended December 31, 2017, our aircraft rental expense under aircraft operating leases aggregated $278.8 million, and our facility rental costs aggregated more than $32.5 million. In addition, we have entered into agreements to acquire up to 128 Airbus A320 family, one Airbus A300F and six Boeing B787 to be delivered between 2017 and 2025, of which seven were delivered in 2017. On April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2024. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition. Avianca and Taca are jointly and severally liable for all of the commitments and obligations set forth in the Purchase Contract, under which we shall make pre-delivery payments to Airbus at predetermined dates. See “Item 5. Operating and Financial Review and Prospects—Part F. Contractual Obligations” for information on the magnitude of such financial commitments.

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

Major rating agencies, including Fitch and Standard and Poor’s, have downgraded us in the past, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished, and may do so again in the future. If we were to experience a ratings downgrade, this would likely make it difficult for us to refinance our debt and may increase our interest expenses, which could damage our financial condition and results of operations. A default on any of our debt obligations would likely have a negative impact on the market value of the ADSs.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken into account in evaluating our overall level of leverage and financial health. As of December 31, 2017, the balance of our aircraft off-balance sheet arrangements was $1,001.7 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet plan, many of which could be through operating leases.

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

Because the average age of our operative fleet was approximately 7.36 years as of December 31, 2017, our fleet requires less maintenance now than it will in the future. As of December 31, 2017, our jet passenger operative fleet had an average age of approximately 6.70 years, our cargo fleet had an average age of approximately 19.38 years and our turboprop operative fleet had an average age of approximately 5.67 years. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed.

We depend on strategic alliances or commercial relationships, such as our membership in Star Alliance, in many of the countries in which we operate, and our business may suffer if any of our strategic alliances or commercial relationships terminate.

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

One of the elements of our business strategy is to reduce costs by operating a simplified fleet of ariplanes. As of December 31, 2017, of the 191 aircraft that comprised our total fleet (including three aircraft we lease or sublease to an entity indirectly controlled by José Efromovich, OceanAir Linhas Aereas S.A., or OceanAir, which conducts business under the trade name Avianca Brazil, two to Aerolitoral S.A. de CV and three wet lease aircraft; during 2018, we have received seven aircraft, two passenger A330-300, one A330-300 wet lease, two A321-200, two A320 Neo to 198 total fleet) 136 were Airbus. Our jet fleet also includes 10 Embraer aircraft, and we have also entered into agreements to acquire up to 13 Boeing B787-8 Dreamliners, three Boeing B787-9 Dreamliners to implement our long-haul strategy. As of December 31, 2017, 12 Boeing 787-8 have been received, also we have two Airbus A330 and 1 Boeing 767 on a wet lease contract. Our turboprop includes 17 ATR and 13 Cessna As a result, we are vulnerable to significant problems associated with the Airbus, Embraer, Boeing or ATR aircraft or the engines that power them, including design defects, mechanical problems, contractual performance by the manufacturers or adverse perception by the public that would result in customer avoidance or in actions by the FAA or other regulators resulting in a reduced ability to operate our aircraft.

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

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. For example, in September 2017, we discovered some issues with some of our TRENT 1000 engines of our Boeing B787 fleet, which has led us to preemptively ground and fix one of our Dreamliners. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

Our operational growth depends on the airport infrastructure in our hubs at Bogotá’s El Dorado International Airport, Lima’s Jorge Chavez International Airport and El Salvador’s International Airport Monseñor Oscar Arnulfo Romero y Galdámez.

Our business is heavily dependent on our operations at our Bogotá hub consisting of El Dorado International Airport and Puente Aéreo. During 2017, approximately 77% of our domestic flights and approximately 33% of our total international flights either departed from or arrived at our Bogotá hub. As a result, any significant interruption or disruption in service at El Dorado International Airport, or any other condition adversely affecting the international competitiveness of the Bogotá hub, could have a serious impact on our business, financial condition and operating results.

The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. El Dorado International Airport currently faces significant traffic congestion due to the lack of capacity in flight and ground operations. IATA is currently tracking progress of the advisory services given to the Colombian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at El Dorado International Airport, the implementation of new flight procedures took place in October 12 of 2017 allowing the optimization of air space. Such improvements include the optimization of the capacity and efficiency of El Dorado International Airport by designing a new navigation procedures and implementing best practices in air traffic control. Although the capacity of the air side should no longer be a limitation, the capacity of the ground side (parking positions) is the strongest restriction and prevents the terminal capacity increase in Bogotá. We cannot give any assurance that IATA’s solutions will in fact be implemented as planned, or that, if implemented, they will be successful in alleviating the current congestion.

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

In June of 2014, we moved some of our domestic operations from Puente Aéreo domestic terminal to El Dorado International Airport in order to improve connectivity between our international and domestic flights. We implemented a second phase of such reorganization on October 26, 2014, and the operation of 55% of our then daily domestic flights from El Dorado International Airport. In 2017 we continued with this process, moving the routes of San Andres and Valledupar from Puente Aéreo to El Dorado International Airport. Although the new airport benefits our customer experience, a new operation scheme may also present challenges in coordination, planning and costs. The expansion plan of the El Dorado International Airport announced by the Colombian government seeks to increase the terminal capacity and size, improve its infrastructure, its process and customer service and its benefit operations by 2018. At the end of 2015, the new control tower infrastructure was finalized and began to operate on April 1, 2016 using significant technology improvements. In addition, this expansion plan also includes: increase of operations per hour, implementation of new and more efficient navaids and flight procedures, high speed taxi ways, runway extensions, an addition of 27 new gates (for a total of 54 at the airport), more space for passenger terminals (such as areas related to customer service, new commercial and food court areas) and new VIP lounges. We may experience difficulties in our operations during this expansion process and we cannot assure that the expansion will be successful or be completed within the expected time frame.

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

Lima Airport Partners (LAP), the concessionaire of Lima’s airport, plans to expand the airport’s capacity with a second runway, more parking positions and a new terminal for passengers. These expansion plans started in 2017. IATA began to provide advisory services to the Peruvian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at Jorge Chaves Airport. Therefore, we expect that for the next few years, Lima’s airport’s capacity will remain as it is today, limiting our ability to grow and affecting our competitiveness in the country and in the region.

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

In 2017 we defined Avianca´s IT roadmap which contains the main strategic projects to be developed from 2017 to 2020. While we are in the process of incorporating new information technology systems, the phase-in of which may have a negative impact on our general ledger systems and other related IT systems we use to process our accounting transactions. We are in the process of incorporating new information technology systems to improve our flight operations and integrate our legacy Avianca and Taca systems. We worked to implement our new flight operations systems during 2017 and we will continue doing it during 2018, we cannot assure you we will be able to do so. Our incorporation of these new systems is intended to help us reduce costs, enhance customer satisfaction and increase operating efficiencies; however, these new systems may not deliver the benefits we seek. In addition, in the short term, the phase-in of these new systems may result in lower service and operating performance, which could adversely affect how our customers perceive us. Also, in transitioning to new systems, we may lose data or experience interruptions in service, which could harm our business.

We face significant challenges which may limit our ability to grow our cargo business.

Our cargo business is highly sensitive to macroeconomic conditions and to significant competitive pressures. The air cargo business is generally volatile and reacts quickly to changes in economic conditions. For example, a decrease of a certain percentage in GDP or consumer demand often results in a disproportionately larger decrease in demand for air cargo services, as cargo customers elect to suspend restocking orders and reduce existing inventories and/or to use cheaper forms of transportation for their goods. Although 2017 was the strongest year of global international air freight growth since 2011, RTKs grew more than twice as fast as global trade volumes during 2017 (9.9% measured in revenues ton per kilometer). Acording to IATA, international RTKs flown by airlines based in Latin America grew in 2017 by 5.8% and 10.3%, in North America.

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

We have entered into agreements with, and depend upon, a number of suppliers for our parts and engines for both provisioning and maintenance. We also have entered into agreements with third-party contractors to provide us with call-center services, catering, ground handling, and baggage handling and “below the wing” aircraft services. It is our general policy that our agreements with suppliers and third-party contractors are subject to termination on short notice. In some cases, we would be forced to pay penalties for terminating contracts on short notice and our contractors have also the right to terminate on short notice the agreements entered into with us. The termination of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential supplies and services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those supplies and services. We expect to be dependent on such agreements for the foreseeable future, and, if we enter any new market, we will need to enter into additional similar agreements.

Our business is highly regulated and changes in the regulatory environment in which we operate may adversely affect our business and results of operations.

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

As of December 31, 2017, approximately 73.3% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, the U.S. Drug Enforcement Agency and the European Aviation Safety Agency, or EASA. We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

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

On September 20, 2017, the Colombian Association of Civil Aviators union (“ACDAC”) unilaterally initiated a cease of activities as no agreement had been reached in a labor dispute between the union and Avianca S.A. The cease of activities lasted for 51 days and caused the cancellation of 14,337 flights, approximately 50% of our flights, during that period.

On September 25, 2017, Avianca S.A. filed a lawsuit with the Superior Court of Bogotá to declare the illegality of the strike. Such motion was granted by the court on October 6, 2017. Subsequently, ACDAC filed an appeal but such decision was upheld by the Labor Chamber of the Colombian Supreme Court of Justice. ACDAC submitted an application with the court for additional clarification of the judgment as well as an annulment. However, on February 8, 2018, the Colombian Supreme Court denied the motions presented by ACDAC and, therefore, the judge’s decision declaring the strike illegal became final.

On September 28, 2017, by resolution No. 3744 of 2017, the Ministry of Labor convened a compulsory arbitration tribunal, whose awards are comparable to collective bargaining agreements, to settle the differences regarding economic claims between ACDAC and Avianca S.A. The tribunal served Avianca S.A. with the award on December 11, 2017. Subsequently, Avianca S.A. filed a motion to clarify the terms of the award and another motion for annulment since, we understand, the tribunal exceeded its competence by rendering decision beyond the scope of its jurisdiction. On February 8, 2018, the arbitration tribunal accepted such motions and remanded the case before the Labor Chamber of the Colombian Supreme Court of Justice, who is the competent authority to rule on the recourse. As of the date of this annual report, the Colombian Supreme Court had not entered a final decision on this matter.

In addition, on April 16, 2018, Avianca S.A. initiated disciplinary procedures to 221 pilots and, in the first hearing, Avianca S.A. discharged 107 pilots, while 114 were sanctioned with unpaid leaves between one and eight days. All 221 pilots may have their case reviewed in a second hearing. As of the date of this annual report, 57 second hearings have been concluded and we expect the second round of second hearings to conclude approximately by May 24, 2018.

Some of our subsidiaries are currently defendants to several lawsuits of other civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. See Note 31 to our audited financial statements included elsewhere in this annual report.

In addition, there are several proceedings in which our subsidiaries are plaintiffs demanding that certain decisions of administrative authorities be declared null. If our subsidiaries do not prevail in such proceedings, not only will the decisions of the authorities remain effective, but our subsidiaries may also be required to pay penalties, sanctions or other additional amounts.

Finally, some tax returns filed on time with the different authorities are pending review in accordance with the applicable statute of limitations. The auditing of those tax returns may result in additional taxes, interest or penalties which could give rise to administrative proceedings with applicable authorities. Our business also makes us and our subsidiaries subject to potential lawsuits which have not yet materialized but in the future, could negatively impact our business.

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

On 5 December 2017, ICAO released a State Letter seeking comments from States on the Proposal for the First Edition of Annex 16, Volume IV, which relates to the Standards and Recommended Practices for the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The standards of Annex 16, Volume IV, will apply to all airlines operating international flights from 1 January 2019 and airlines will need to be prepared to comply with them by that date.

On this regard, and in order to further support the ICAO process and remaining work on the CORSIA, the European Commission is proposing to continue the current intra-EEA approach for aviation under the ETS. The final text of the regulation (Regulation 2017/2392) waiving the enforcement of EU ETS in respect of flights between Europe and third countries has been published in the Official Journal on 29 December 2017 and entered into force on the same day. As a result of the Regulation, the enforcement of EU ETS in respect of flights between the EEA and third countries is waived until 31 December 2023. The Regulation applies retroactively to all flights operated from 1 January 2017. As a result, operators will have no obligations under EU ETS in respect of flights between the EEA and third countries.

In order to reduce the administrative burden on operators with only a few intra-EEA flights, the Regulation gives operators that emitted less than 3,000 tons of CO2 from intra-EEA flights in a year the possibility to benefit from the same simplified procedures as small emitters: as an alternative to verification by an independent verifier, they can determine their emissions by using the EUROCONTROL small emitters toolIt is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future.

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

Currently, we operate five routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, including the ETS, EED and/or national taxes imposed, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from EU member states, we may be required to participate in some form of an international aircraft emissions program in the future.

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

For some systems, we rely on the third-party providers of automated systems and data center infrastructure as well as for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security and disaster recovery measures and change control procedures; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation.

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

We cannot assure you that we will succeed in complying at all times with such laws. For example, in August 2004, the U.S. Attorney for the Southern District of New York advised us that, because of several seizures from our aircraft of baggage, catering and cargo containing narcotics, our security practices and procedures were inadequate. We were required to engage an internationally recognized security consulting firm to identify and implement additional aircraft security measures and were also required to make additional investments in the area of aircraft and facility security. As part of our efforts to improve our practices, we elevated our security standards with respect to hiring and operating procedures and increased training and supervision. The requirement to maintain this consulting arrangement was lifted two years after it was initiated by the U.S. Attorney for the Southern District of New York. In the event, however, that we violate any U.S. or other foreign narcotics restriction in the future, we may be subject to sanctions, severe fines, seizures of our planes or the cancellation of our flights.

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

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, operational and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive, and our operations require us to employ a large number of highly-skilled personnel including pilots, maintenance technicians and other skilled operating personnel. In some of the countries in which we operate, there is a shortage of qualified pilots and maintenance technicians or other qualified personnel, and we have faced turnover of our skilled employees, many of whom have left us to work in other countries where compensation is higher, we have to attract new people. Our business is also dependent on customer-service skilled employees, as we are focused on delivering superior customer experience, that skillset is a pre-requisite for all members of our Company.

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

There are currently sixteen unions covering our employees and ten of them are in Colombia: The National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, Association of Aviators of Avianca, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers, National Association of workers of the of Aircraft Industry and Airport Services and the Association of Tampa Cargo Workers. In Colombia approximately 20.8% of overall employees in Avianca S.A. belong to a labor union.

We also have employees covered by labor unions outside Colombia as follows: Three labor unions in Peru that cover 33% of our employees in Trans American Airlines S.A., two labor unions in Mexico that cover 100% of our employees in Taca de Mexico S.A., one labor union in Chile that covers 6% of our employees in Grupo Taca de Chile and one labor union in Argentina that covers 45% of our employees in Trans American Airlines S.A.

On September 20, 2017, the ACDAC initiated a cease of activities that lasted for 51 days and caused the cancellation 14,337 flights, representing approximately 50% of our flights during that period. The cease of activities ended on November 11, 2017 due to the union´s unilateral decision. Given the impossibility of reaching a direct agreement between ACDAC and Avianca S.A., the Ministry of Labor called the compulsory tribunal of arbitration to resolve the collective dispute between the parties. On December 11, 2017, the tribunal issued the arbitral award. Such award will be reviewed by the Colombian Supreme Court of Justice.

Also, given the strike held by ACDAC, Avianca S.A. initiated the legal actions for the declaration of the illegality of the cease of activities. On October 6, 2017, the Superior Court of Bogotá declared the illegality of the strike. Such decision that was confirmed by the Supreme Court of Justice-Labor Court on November 29, 2017. For more information see “We are subject to litigation that could affect our profitability and cash flow or have a material adverse effect on our business, financial condition or result of operation.”

According to the Labor Chamber of the Colombian Supreme Court, Avianca S.A. provides an essential public service and, as such, strikes and work interruptions are forbidden by law in Colombia and other countries of Latin America; however, a slow down or stoppage or any prolonged dispute with employees members of any of these unions, or any other sizable number of our employees, could have an adverse impact on our operations. These risks are typically exacerbated during periods of renegotiation of collective bargaining agreements with the unions.

We cannot predict the occurrence or duration of any labor dispute with our unions or the terms of our future collective bargaining agreements, therefore we cannot accurately predict the impact of labor disputes on our financial results or operations. Any renegotiated collective bargaining agreement could feature significant wage increases, which could result in an increase in our operating expenses.

As of December 31, 2017, we had 11 individuals hired through nonprofit cooperative organizations. However, in 2010, the Colombian Congress passed Law 1429, which modified the legal regime of labor relationships for full-time employees in Colombia. As a consequence of these changes, we signed on October 31, 2017 a formalization agreement with the Ministry of Labor, by which we have been hiring all operational and administrative personnel as employees, as follows: a total of 3,530 workers where directly hired of which 1,688 were hired by Avianca and 1,842 were hired by SAI.

If we are unable to continue to successfully attract passengers to, and make direct ticket sales on, our website, our sales and revenues would be negatively impacted.

Our direct e-commerce sales represented 20.0% of our passenger revenue in 2017 and the proportion of our sales through this channel has been growing in recent years. As a result, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online. Our direct online sales are particularly important to our business because they do not involve sales commissions paid to third parties.

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

Any interruption or destruction or loss of data in our information technology systems due to technical or operational malfunctions or cyberattacks could have a material adverse effect on our reputation, business, financial condition and results of operations.

We are subject to a variety of information technology and system risks as a part of our normal course of operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of our information technology systems by third parties or our own personnel. Although we have security measures and controls in place that are designed to mitigate these risks, a breach of our security measures or a loss of information could occur and result in a loss of material and confidential information, breach of privacy laws and a disruption to its business activities.

In addition, information systems could be damaged or interrupted by natural disasters, force majeure events, telecommunications failures, power loss, acts of war or terrorism, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error, or similar events or disruptions. Any of these or other events could cause interruptions, delays, loss of critical or sensitive data or similar effects, which could have a material adverse impact on the protection of intellectual property, confidential and proprietary information, and on our business, financial condition and results of operations.

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

We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs depends on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our local bonds restrict Avianca S.A.’s ability to pay dividends from January 1, 2016 and going forward unless certain covenants are satisfied. As of December 31, 2017, Avianca S.A. was not meeting the ratio necessary to pay dividends to us under its local bonds.

We may be liable for the potential under-funding of a pilot’s pension fund.

We are obligated to make contributions to a pilot’s pension fund for the Colombian Association of Civil Aviators known as “La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles”, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities, since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review. However, the obligation of pension contribution to CAXDAC shall terminate at the time we transfer the full value of actuarial calculation, which, under Colombian law, should occur no later than the end of 2023.

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

During 2015, 2016 and 2017, respectively, domestic air travel in Colombia, Peru and Ecuador accounted for approximately 39.4%, 53.3% and 53.5% of our passenger revenue and approximately 60.5%, 60.0% and 57.4% of our revenue passengers. It should be noted, however, that for accounting purposes, we measure domestic and international flights based solely on origin, not destination. As a result, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are LATAM Airlines Group, VivaColombia, EasyFly, Satena and Wingo. We may face significantly stronger domestic competition in the future because of these competitors and new competitors, therefore, our prior results and market share may not be indicative of future performance in the Colombian domestic market. Our primary competitors in the Peruvian domestic market are LATAM Airlines Group, Star Peru, LC Peru and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in our cargo business.

We also compete with a number of large airlines that serve the same international routes that we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeroméxico, Interjet, Jet Blue Airways, Spirit Airlines, Aerolineas Argentinas, Air Europa, Volaris and Viva Air Group. See “Item 4. Information on the Company—Part B. Business Overview—Competition.” Some of our competitors, including American Airlines, United Airlines and LATAM Airlines Group, have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. In December 2015, members of the Schengen community eliminated the Schengen Visa requirements (which permits free travel without immigration checks between participating European countries) for Colombian and Peruvian citizens, increasing the passenger traffic between these countries and therefore many European airlines entering into these markets are pressuring to reduce market fares, such as KLM, Air Europa, , British Airways and Iberia. In response to this situation, as of November 2016 we increased our frequencies to eighteen per week in the route Bogotá – Madrid, to seven per week in the route Cali – Madrid and to three per week in the route Medellin – Madrid Airlines based in other countries may also receive subsidies, tax incentives or other state aid from their respective governments, which are not provided to us by the governments in the countries in which we operate. The commencement of, or any increase in, service on the routes we serve by existing or new competitors could negatively impact our operating results. Likewise, competitors’ service on routes that we are targeting for expansion may make those expansion plans less attractive.

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

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing approximately 24.3%, 20.2% and 22.3% respectively, of our operating expenses in the years ended December 31, 2015, 2016 and 2017. Fuel costs have been subject to wide fluctuations as a result of increases in demand and sudden disruptions in, and other concerns about, global supply, as well as market speculation. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict, such as political instability in major oil-exporting countries in the Middle East, Latin America and Africa. As a result of factors such as this, fuel costs continue to exhibit substantial volatility. If there are wide fluctuations in fuel costs in short periods of time, we cannot assure you that we will have enough time to adapt and respond to these scenarios.

Therefore, substantial increases in fuel costs would materially and adversely affect our operating results. Between December 2016 and December 2017, jet fuel prices increased 21.9%. As such, we cannot assure you that fuel costs will not continue to increase significantly above their current levels, similar to what occurred in 2013 to mid-2014, when West Texas Intermediate, or WTI, crude prices, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, gradually increased from $93.12 in January 2013 to $107.26 per barrel in June 2014. Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. We have and may continue to develop our corporate risk policy to protect against fuel prices volatility and due to the competitive nature of the airline industry, at times we have not been able to adequately increase our fares to offset the increases in fuel prices and we may not be able to do so in the future. When fuel prices fall, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel costs that we experience in our operations. However, the hedge contracts and agreements we use, do not completely protect us against price volatility, as they are limited in volume and duration and may carry counterparty risk. Under the fuel hedge contracts, we may enter from time to time, counterparties to those contracts may require us to fund the margin associated with any loss position on the contracts if a) the instrument used requires such margin and b) the price of the underlying commodity falls below specified levels. Meeting our obligations to fund these margin calls could adversely affect our liquidity, as experienced between 2014 and 2015, when WTI prices fell from $107.26 per barrel in June 2014 to $34.73 per barrel by December 2015.

Future fuel price increases, continued high fuel price volatility or fuel supply shortages may result in a curtailment of scheduled services and could have a material adverse effect on our financial condition and results of operations.

In addition, should Ecopetrol S.A. (Colombia’s government-controlled oil company) experience any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá, we or our suppliers may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá. We currently have an exclusive agreement with a single fuel distributor in Bogotá, Organización Terpel S.A., or Terpel, pursuant to which Terpel supplied us with approximately 97.6%, 97.9% and 98.01% of our fuel needs in Colombia for each of 2015, 2016 and 2017, respectively. During 2015, 2016 and 2017, respectively, it supplied approximately 43.4%, 43.9% and 42.61% of our total fuel consumption. We currently have valid contracts with Terpel through 2017. In the event such arrangements were to terminate, we could be forced to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. As has been evidenced by the operations of competitors such as Gol Linhas Aéreas Inteligentes, or Gol, in Brazil, and other Latin American countries and several new low-cost carriers which have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, Viva Air, JetSMART and Wingo the low-cost carrier business model is gaining acceptance in the Latin American aviation industry. Moreover, low fuel costs have made it easier for these airlines to expand into our market. For example, in 2016 Volaris launched Volaris Costa Rica, the first ulta-low cost operator in Central America and Copa Holdings lauched Wingo, a low-cost Colombian airline. In May 2017 Viva Air Group launched Viva Air Peru, its second carrier in the region, which started operations in the peruvian domestic market. In July, 2017 JetSMART, the ultra low cost airline based in Chile, launched revenue services in the Chilean domestic market. Further ahead, JetSMART announces that in 2018 it aims to begin flights to Peru.

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

Over the last 26 years, the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between Europe and the United States. In Latin America, multilateral “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and bilateral “open skies” agreements among each of these countries and the United States, Chile, Panama, Venezuela and the countries of Central America. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing. On the other hand, Colombia and Peru have an air transportation political position based on reciprocity, which means a liberalization of the transportation of passenger on direct flights between the two countries according to the third and fourth freedom rights, as defined in the Chicago Convention on International Civil Aviation, or the Chicago Convention.

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

It is likely that the different governments will continue to liberalize the current restrictions on international travel to and from each country, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations. For example, the joint business agreement entered into between LATAM Airlines Group, American Airlines and IAG (British Airways and Iberia) allows them to expand their airlines networks by adding frequencies and capacity to markets between South America, North America and Europe, where we operate. The implementation of these commercial agreements is still pending authorization by some applicable authorities in the different countries where the airlines party to these agreements operate. Similarly, the transborder alliance established by Delta and Aeromexico between México and the United States will provide customers with benefits in both countries.

We face increased competition from certain airlines that have recently been restructured or emerged from bankruptcy, and further consolidation of the Latin American airline industry may adversely affect our business and results of operations.

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

Further consolidation of the Latin American airline industry may increase competition in the markets we serve. For example, in 2016, LATAM Airlines Group and Qatar Airways announced that Qatar Airways, through its wholly owned subsidiary Qatar Airways Investment, completed its adquisition of 10% of LATAM. LATAM Airlines Group is the largest airline in Latin America in terms of fleet size, passengers carried, and destinations served. The group is the result of the merger between LAN Airlines and TAM. As a result of the competitive environment, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Furthermore, consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures. For example, in May, 2017 Delta Air Lines and Aeromexico launched joint cooperation agreement, to operate transborder flights between the United States and Mexico.

Some of our competitors may receive external support, which could negatively impact our competitive position.

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

In recent years, concerns about the possibility of an outbreak of a disease that can be spread by commercial airline passengers (such as avian flu, swine flu, Severe Acute Respiratory Syndrome, tuberculosis or other contagious illnesses) has had a negative impact on the public’s willingness to travel by air. It is impossible to determine when and where threats of contagious diseases may arise, but if and to the extent they do, the public’s willingness to travel by air may significantly decline, which could materially and negatively affect our business, financial condition and results of operations. During 2016, both Latin America and the Company faced two important epidemic viruses, Zika and Chikungunya. These viruses affected our customers’ decision to travel to areas with a high risk of infection. In addition, it was necessary to strengthen our fumigation and disinfection standards and procedures on aircrafts that fly to and from airports that are located below 2,200 meters above sea level.

Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. See “Item 3. Key Information—Part D. Risk Factors—In our most recent fiscal year, we experienced an increase in revenues.” However, in the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

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

Our results of operations and financial condition may be adversely affected by changes in governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension fund regulations and other political or economic developments affecting Colombia, Peru, Ecuador and Central America. The governments in these countries have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in such countries, including us. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia, Peru, Ecuador and/or Central America. We cannot predict what policies will be adopted by the governments in these countries and consequently cannot assure you that future development in government policies or in the economies of these countries will not impair our business or financial condition or the market value of the ADSs.

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

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 3.0% of GDP in 2015 4.0% of GDP in 2016 and 3.6% of the GDP in 2017. According to the projections published in December 2017 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 3.1% of GDP for the year 2018. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. In addition, presidential elections will be held in Colombia in May 2018, with a potential runoff to be held in June 2018. We cannot predict what policies will be adopted by the Colombian government and whether the policies and outcomes of the Colombian congressional and presidential elections will have a negative impact on the Colombian economy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

Furthermore, the outlook of Colombia’s credit rating was changed to negative by Standard & Poor’s Financial Services LLC, or S&P, and Fitch Ratings, or Fitch, in 2016 and by Moody’s Corporation, or Moody’s, in February 2018. In March 2017, Fitch upgraded its rating outlook for Colombia from negative to stable and in December 2017, S&P downgraded the rating of its long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-.” Additionally, on February 22, 2018 Moody’s changed Colombia’s rating outlook from stable to negative. Currently, Colombia’s long-term debt denominated in foreign currency is rated “Baa2” by Moody’s, “BBB-” by S&P and “BBB” by Fitch. Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our results of operations.

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

In November 2016, the Columbian congress ratified the peace accord between the FARC guerrilla group and the Colombian government by which the FARC gave up its arms, and returned to civil life. Pursuant to the peace agreement, the FARC now occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. We believe that this is a significant step forward in Colombia’s search for peace, but it has opened other issues that still threaten its security levels both for citizens and businesses in urban and rural areas. The country still has a relevant guerrilla group, the ELN, up in arms. In addition, there are several organized criminal groups that threaten big portions of the country, fueled by money coming from drug trafficking and illegal mining. Guerilla, paramilitary and criminal activities, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, persist in Colombia. These continuing activities, their possible escalation and the violence associated with them may have a material adverse effect on the Colombian economy.

This year, Congress has moved forward in the Government’s task of ruling and implementing the peace accord with the FARC. This issue has dominated the political agenda, in the face of the recent Congress and upcoming Presidential elections in 2018. Additionally, the political class has been rocked by major corruption scandals, such as the Odebrecth and Reficar cases that have increased civil mistrust in their ruling class.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities, which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections with Mauricio Funes. Salvador Sánchez Cerén, also an FMLN member, was elected by a narrow margin and became president on June 1, 2014. Insecurity and violence indexes have decreased during the last year, although the country is still listed as one of the most insecure in the world. We are uncertain what this administration’s policies may be and how they will affect our business and operations. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Salvadorian economy and, as a result, our business, financial condition and results of operations.

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. In 2017, there was a fiscal deficit of 2.5% and the poverty level was 34% of the rural population. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure you that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

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

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty, which according to the latest available data provided by Peru’s National Center of Statistics and Informatics, or INEC, was 20.7% of the total population in 2017, and unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities and illegal mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

For example, prior to 1991, Peru exercised control over foreign exchange markets by imposing restrictions to multiple exchange rates and restrictions to the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar. The Peruvian government may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to engage in foreign exchange activities and could also have a material adverse effect on our business, financial condition and results of operations.

Since 1990, Peruvian Presidents have maintained business-friendly and open-market economic policies to stimulate economic growth. Peru’s former president, Mr. Pedro Pablo Kuczynski took steps to combat corruption and improve government efficiency and effectiveness. However, in March 2018, due to a political crisis involving allegations of links to the Brazilian construction giant Odebrecht and a scandal of a video showing the president’s supporters attempting to buy political support, Mr. Pedro Pablo Kuczynski resigned to the presidency, which led to the designation of Martin Vizcarra as Peru´s new president (former Vice President). He and his new Ministers have promised a continuation of the commitment to maintaining moderate economic policies, that sustain and foster economic growth, while controlling the inflation rate at historically low levels. His government’s biggest challenges will be repairing relations with Congress, especially with the opposition party, Fuerza Popular. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica is one of Latin America’s oldest democracies, we cannot assure you that these conditions will continue. In 2017, Costa Rica faced a poverty level estimated at 18.8% and an inflation rate of 1.6%, level inside the expectations of the Central Bank of Costa Rica. Additionally, Costa Rica’s traditionally strong social safety net is eroding as a result of fiscal constraints, as well as increasing pressure from both legal and illegal immigration from other Central American countries. Although it is the third safest country in Latin America, insecurity has increased in recent years.

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

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at approximately 22.9% and 21.5% in 2016 and 2017, respectively, according to the National Center of Statistics, or ECU. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future. The decline of oil prices in 2014 and 2015 may also prove to have a significant impact on the Ecuadorian economy.

Due to the decline in fuel prices, the government’s income has decreased approximately 2.5% in 2017, putting a lot of pressure on the national budget and the country’s investments, since government expenditure accounts for 39.4% of it. Ecuadorian exports have also lost competitiveness due to currency depreciation among its neighbors. In a dollarized economy, most of the adjustments are coming from raising unemployment levels, which also affects consumption and demand in general. All of the foregoing has led the government to enact new regulations, changing the prior legal framework, which in turn, has increased uncertainty.

Lenin Moreno was elected President in a runoff election held on April 2, 2017. This change in administration may have an impact on the Ecuadorian economy for 2017, since it will be the first time since January 15, 2007 that Rafael Correa has not held the office.

Our performance is heavily dependent on economic and political conditions in Panama.

We are organized under the laws of the Republic of Panama and as a result may be affected by economic and political conditions prevailing from time to time in Panama. Panama’s economic conditions are highly dependent on the continued profitability and economic impact of the Panama Canal. Control of the Panama Canal and many other assets were transferred from the United States to Panama in 1999 after nearly a century of U.S. control. Although the Panamanian government is democratically elected, and the Panamanian political climate is currently stable, we cannot assure you that current conditions will continue. If the Panamanian economy experiences a recession or a reduction in its economic growth rate, or if Panama experiences significant political disruptions and high corruption issues in the Government, our business, financial condition and results of operations could be materially and negatively affected.

We cannot assure you that any crises such as those described above, or similar events will not negatively affect the economies of Colombia, El Salvador, Costa Rica, Peru, Panama or the other jurisdictions where we operate. Future developments in the countries in which operate could impair our business or financial condition.

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

In 2017, we cancelled 12 flights due to volcanic ash emissions but, during 2016, we cancelled 88 flights due to the activity from the volcanoes Ruiz (Colombia) and Turrialba (Costa Rica). In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities, and our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect our results of operations and financial condition. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

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

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenues generated from a source outside Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign sourced income. Currently, Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Nevertheless, we cannot assure you that Panamanian and Colombian tax laws or tax laws in other countries where we operate will not change or may be interpreted differently by authorities as a result of the implementation of IFRS, and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require us to make additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

High rates of inflation may have an adverse impact on our business, results of operations, financial condition and prospects, and the market price of the ADSs.

Rates of inflation in the countries in which we operate, such as some other countries in Latin America have been historically high, and we cannot assure you inflation will not return to high levels. Inflationary pressures may adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may, among other things, reduce consumers’ purchasing power or lead certain anti-inflationary policies to be instituted by the relevant governments, such as an increase in interest rates. Recently, inflation has increased, and there is no assurance that measures taken by the relevant governments will suffice to curb inflation. Inflationary pressures may harm our business, results of operations, financial condition and prospects, or adversely affect the price of our ADSs.

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

In 2017, approximately 77.1% of our costs and expenses and 75.5% of our revenues were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenues were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate adversely affected our business in 2017 and could adversely affect our business, financial condition and results of operations in the future. In particular, during times when our non-U.S. dollar-denominated revenues exceed our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a significant amount of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $20.2 million currency exchange loss in 2017 was principally the result of a loss generated in the conversion of pension plans and bonds denominated in

Colombian Pesos. Loss in conversion of available-for-sale instruments in Venezuela denominated in VEF and the depreciation of Argentinian Peso in which we also maintain active positions against the U.S. dollar.” Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), IBR or DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2017, we had approximately $1,056.9 million in aggregate principal amount of variable-rate debt.

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

Risks Relating to the ADSs and our Preferred Shares

Our two main shareholders have veto power over certain strategic and operational transactions, and their interests may differ significantly from the interests of our other shareholders.

We and our controlling shareholders, Synergy Aerospace Corp., or Synergy, and Kingsland Holdings Limited, or Kingsland, are parties to a joint action agreement, or the Joint Action Agreement, that gives both shareholders veto power over significant strategic and operational transactions. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement.” As of March 31, 2018, Synergy’s investment in Avianca Holdings is approximately 78.1% of its common shares and approximately 51.5% of its total outstanding shares, while Kingsland’s investment in Avianca Holdings is approximately 21.9% of its common shares and approximately 14.5% of its total outstanding shares. The Joint Action Agreement gives Synergy and Kingsland veto power over significant strategic and operational transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments over $30 million in any single instance or over $75 million in the aggregate during any fiscal year, except as already contemplated in our annual business plan and budget;

•	changes to our annual business plan and budget;

•	capital expenditures over $120 million in the aggregate during any fiscal year, except as already contemplated in our annual business plan and budget;

•	material changes to our charter / bylaws or another similar document;

•	issuance or sale of voting stock; and

•	related party transactions.

Result of the foregoing veto rights, as well as Synergy’s purchase right and Kingsland’s tag-along right under the Joint Action Agreement (See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Joint Action Agreement”), both shareholders can prevent us from taking strategic and other actions that may be in your best interests, including transactions that may enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in ADSs. Furthermore, Mr. José Efromovich, who indirectly controls Synergy together with his brother Germán Efromovich, controls OceanAir, which operates under the trade name Avianca Brazil and provides passenger services primarily in the Brazilian market. In addition, Mr. Roberto Kriete is a Director of Volaris, a growing Mexican airline that provides passenger services to markets including North America. We cannot predict the extent to which we may compete in the future with OceanAir or Volaris in Brazil, Mexico and elsewhere, and therefore cannot assure you that the interests of Synergy and Kingsland will be aligned with those of ADSs’ holders, and cannot give you any assurance that Synergy and Kingsland will exercise their respective rights under the Joint Action Agreement in a manner that is favorable to your interests as a holder of ADSs.

Our controlling shareholders can direct our affairs, and their interests may conflict with those of ADSs’ holders.

Our controlling shareholders beneficially own all our outstanding common shares. Holders of our preferred shares and ADSs are not entitled to attend or vote at any of our general shareholders’ meetings, except under the following circumstances:

•	when discussing changes to our by-laws which would impair the rights of holders of preferred shares;

•	when voting a conversion of preferred shares into common shares;

•	when deciding the dissolution, merger, transformation or change of Avianca Holding’s corporate purpose, excluding mergers with subsidiary companies;

•	when our preferred shares are delisted from the Colombian Stock Exchange;

•	when the Colombian Financial Superintendency determines profits have been concealed to reduce distributable income; and

•	when preferred shares represent more than 75% of the Company’s total outstanding shares.

Holders of our preferred shares and ADSs are not entitled to vote on other matters, many of which may be significant and may adversely affect the value of our preferred shares and ADSs. As a result, our controlling shareholders can determine the outcome of substantially all matters submitted for a vote and thus exercise control over our business’ policies and affairs, including, among others, the following:

•	the composition of our board of directors and, consequently, any determinations of our board related to our business’ direction and policy, including the appointment and removal of our executive officers;

•	whether dividends are paid, or other distributions are made, and the amount of any such dividends or distributions;

•	whether we offer preemptive and accretion rights to holders of our preferred or common shares in the event of a capital increase;

•	sale, transfer or any disposition of our assets; and

•	the amount of debt financing that we incur.

Our controlling shareholders may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking such actions or from causing different measures to be taken. Also, our controlling shareholders may prevent transactions implying change of control from happenning, which might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. In addition, we have entered into various transactions with OceanAir, an entity indirectly controlled by Mr. José Efromovich and Synergy, including, among other things, licensing OceanAir to use our Avianca trademark in Brazil, leasing and subleasing aircraft to OceanAir and entering into various agency agreements. We have also entered into a trademark license agreement to allow Avian Líneas Áereas S.A. (“Avian”), an entity indirectly controlled by Synergy, to use our Avianca trademark in Argentina. See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions.” We cannot assure you that our controlling shareholders will act in a manner consistent with your best interests.

Substantial future dispositions or conversions of our Class A shares by our controlling shareholder or other large holders of our shares could cause the price of our ADSs to decline.

As of March 31, 2018, Synergy, our controlling shareholder, owned approximately 78.1% of our voting common shares and approximately 51.5% of our total outstanding shares. Although Synergy has advised us that it has no current intention of disposing of its controlling interest in us, it is generally free to do so at any time if it wishes. The market price of our ADSs could drop significantly if our controlling shareholder (or other large holders of our shares) were to dispose of a significant amount of our voting shares or ADSs (including the sale of the pledged shares referred to below) or convert a significant number of our common shares into our preferred shares, or if the market perceives that such a disposition or conversion is likely to occur.

We understand that Synergy has pledged a substantial portion of its holding of our common shares to secure certain of its financing arrangements, and that in the aggregate such pledged shares represent a majority of our voting shares. See Item 7 Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” If in the future such stock pledges were foreclosed upon by Synergy’s secured creditors, such foreclosures could result in transfer of such shares to one or more third parties and as a result could result in a change of control with respect to us. A change of control may trigger a default under certain of our debt instruments and other material agreements, which may cause a material adverse effect on our business, operations, financial condition, liquidity and results of operations.

Holders of ADSs have even more limited rights than holders of our preferred shares and may encounter difficulties in exercising some of such rights.

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

Our ADSs are subject to certain foreign exchange regulations from the Colombian Central Bank which may impose registration requirements upon certain events of the ADS Program.

Colombia’s International Investment Statute regulates the way foreign investors may participate in the Colombian securities market, prescribes registration of certain foreign exchange transactions before the Colombian Central Bank, and specifies procedures under which certain types of foreign investments are to be authorized and administered. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances, may have to comply directly with certain requirements under Colombian foreign investment regulations. Failure of a non-resident investor to comply with foreign exchange regulations may prevent the investor from obtaining remittance payments -including for the payment of dividends-, constitute an exchange control violation and/or result in a fine.

Our shareholders’ ability to receive cash dividends may be limited.

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. The Company’s by-laws provide that in principle all dividends declared by our general shareholders’ meeting will be paid equally to holders of preferred shares and common shares. Although there’s a dividend policy that provides for the payment of dividends of at least 15% of our annual consolidated net income, the board of directors may at any time, in its sole discretion and for any reason, amend or discontinue the dividend policy. If no dividends are declared, you will not have any right to participate in or override that decision. Future dividends with respect to our preferred stock, if any, will depend on -among other things- our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our common shareholders and board of directors may deem relevant. As a result, we cannot give you any assurance that we will pay dividends in accordance with our current dividend policy or otherwise.

Holders of our preferred shares are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock.

Under our organizational documents, and in accordance with Panamanian law, holders of our preferred shares are not entitled to any preemptive rights with respect to future issuances of capital stock. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new stock to other parties without first offering them to our existing preferred shareholders. In the future we may sell common or other shares to persons other than our existing preferred shareholders, at a lower price than the shares offered as ADSs on the New York Stock Exchange, and as a result you may experience substantial dilution of your interest in the Company.

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

We assess the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in this Annual Report on Form 20-F for the year ending December 31, 2017. We completed our first such assessment in 2015. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

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

As a foreign private issuer, we are not subject to U.S. proxy rules and are exempt from filing certain Exchange Act reports.

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

We are subject to several anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials with the purpose of obtaining or keeping business and/or other benefits. Although our code of ethics and standards of conduct requires our employees to comply with the FCPA and similar laws, and our board of directors has issued an anticorruption policy, we are still in the process of FCPA compliance training for our employees and consultants. In addition, despite our ongoing efforts to ensure compliance with the FCPA and similar laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not breach their duties under our policies, for which we may be ultimately held responsible. If we were not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we could be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

The protections afforded to minority shareholders in Panama are different from, and more limited than, those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and more limited than, those in the United States and some other Latin American countries. For example, the legal framework regarding shareholder disputes, such as derivative lawsuits and class actions, is less developed under Panamanian law than under U.S. law, mainly because of Panama’s short history with these types of claims and the small number of successful cases in the country. In addition, there are different procedural requirements to initiate shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors or controlling shareholders, than it would be for shareholders of a U.S. company.

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

Exchange rate fluctuations may adversely affect the foreign currency value of the preferred shares represented by ADSs and any dividend or other distributions.

Preferred shares represented by ADSs are quoted in Colombian pesos on the Colombian Stock Exchange. Dividends and other distributions regarding preferred shares, if any, will be paid in Colombian pesos. Fluctuations in the exchange rate between Colombian pesos and U.S. dollars will affect, among other things, the foreign currency value of any such dividends or distributions.

It may be difficult to enforce your liquidation preference reimbursement right if we enter into a bankruptcy, liquidation or similar proceeding in Panama.

Panama’s insolvency laws, particularly as they relate to the priority of creditors, may be less favorable to your interests than the bankruptcy laws of the United States. Your ability to enforce your liquidation preference reimbursement right as a holder of ADSs may be limited if we become subject to the insolvency proceeding set forth in Title I of the Third Book of the Commercial Code, as amended from time to time, which establishes the events under which a petition for a company’s declaration of insolvency can be filed before a circuit court, considering that this preference reimbursement will be feasible after payment to third-party creditors.

Our ability to pay dividends would be limited if any of our relevant operating subsidiaries enters into a bankruptcy, liquidation or similar proceeding in their home jurisdictions.

Our ability to pay dividends may be limited if any of our relevant operating subsidiaries becomes subject to insolvency proceedings under the applicable laws of Colombia, the Bahamas, El Salvador, Costa Rica or Peru, as amended from time to time. These laws establish the events under which a company, its creditors or the authorities may request the company’s admission to insolvency proceedings to reach an agreement with its creditors as to the terms of its debt structure. In addition, if a debtor breaches an insolvency agreement, or if continuation of a debtor’s business is not economically feasible, the restructured company may be liquidated. Payments of our dividends may also be contingent upon operating subsidiaries’ earnings and business considerations.

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

History

Avianca Holdings

We are an airline holding company incorporated in Panama as a result of Avianca and Taca’s combination in February 2010. The combination of Avianca and Taca was announced and agreed in October 2009 by their respective controlling shareholders who, after obtaining approval by antitrust and regulatory authorities, contributed their respective interests in Avianca and Taca to the Company. Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.) changed its domicile from the Commonwealth of the Bahamas to Panama and adopted its by-laws under Panamanian law on March 2, 2011.

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering, we sold 100,000,000 preferred shares for COP500,000 million (approximately $279 million as of such date). In May 2013, we issued $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, our first offering in the international capital markets. In November 2013, we completed our initial public offering in the United States, listing our ADSs on the NYSE. In April 2014, we issued $250 million in aggregate principal amount of additional 8.375% Senior Notes due 2020, which were first issued in May 2013.

In December 2014, we issued our first aircraft financing through a private placement. The transaction financed three new aircraft deliveries (A319, A321 and B787) for Avianca and totaled $152.9 million. Since 2015, we issued two more aircraft financings through a private placement. The first transaction financed eight aircraft (one A319, three A320, two A321 and two B787) for a total amount of $384.2 million. The second transaction financed three aircraft (two A319 and one B787) for a total amount of $150.7 million. During 2017, we financed the purchase of three aircraft through a Japanese operating lease with a call option structure “JOLCO”, for an aggregate amount of $207.5 million.

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and currently enjoys exclusive rights to use it for domestic routes in Colombia, until Operadora Aeroportuaria Internacional, or OPAIN, provides Avianca the necessary space to have its domestic and international operations integrated under one terminal. In 2004, our current controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in November 2010 acquired Aerogal, an Ecuadorian airline, which currently is a direct subsidiary of Avianca Holdings S.A.

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

Our authorized agent in the U.S., Avianca, Inc., is located at 8333 NW 53 Street, Ste 100, Doral, Florida 33166.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts. For the years ended December 31, 2015, 2016 and 2017, we invested $220.9 million, $78.5 million and $119.0 million, respectively, in advance payments on aircraft purchase contracts and 156.7 million, $210.8, and $215.3 million, respectively, in acquisition of property and equipment, which primarily consisted of aircraft and engines.

B.	Business Overview

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2017, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from Travelport Marketing Information Data Tapes, or MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador and our focus markets of Costa Rica and Ecuador. We offer passenger and cargo service through approximately 5,581 weekly scheduled flights to more than 106 destinations in over 26 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2017, we transported approximately 29.5 million passengers and 545 thousand metric tons of cargo.

We have grown significantly between 2012 and 2017, including by extracting significant revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks. Our consolidated operating revenue increased 4.0% from $4,269.7 million in 2012 to $4,441.7 million in 2017, and our consolidated operating profit increased 4.5% from $280.9 million in 2012 to $293.6 million in 2017. Our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried by 32.4% and 27.6%, respectively, from 2012 to 2017 and during the same period our load factor increased from 79.5% to 83.1%.

As of December 31, 2017, we operated a modern fleet of 186 aircraft (144 jet passenger aircraft, 30 turboprop passenger aircraft and 12 cargo aircraft), mainly from the Airbus family. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of approximately 6.86 years as of December 31, 2017. One of our main focuses in terms of fleet management is to increase the homogeneity of our fleet and, in the process, increase efficiency by decreasing the number of aircraft models we operate. We intend to enhance our modern jet fleet further by continuing to add new aircraft, and we currently have firm orders for delivery between 2018 and 2025 of 124 new Airbus A320 Family, two Airbus A330 and 4 Boeing B787 Dreamliners. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2018 and 2025. As a result, we have a different schedule for advanced payments and aircraft acquisition.

We provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles loyalty program, which has quickly grown to become a significant Latin American loyalty program. From 2011 to 2017, our LifeMiles loyalty program experienced a compound annual growth of 8.5%, increasing from approximately 4.4 million members as of December 31, 2011 to approximately 7.8 million members as of December 31, 2017. In August 2015, we sold a 30.0% stake in LifeMiles to Advent International (“Advent”) for $343.7 million and retained a 70.0% ownership stake. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. We also provide aircraft maintenance, crew training and other airport services to other carriers as well as travel-related and cargo-related services to our customers.

We are a Panamanian company (sociedad anónima), and approximately 34.0% of our outstanding capital stock is represented by our non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares listed on the New York Stock Exchange as a result of our international initial public offering in November 2013. Approximately 78.1% of our voting common shares are owned by Synergy, a corporation indirectly controlled by the Efromovich family, and approximately 21.9% of our voting common shares are owned by Kingsland, a corporation controlled by the Kriete family.

Our Strengths

We believe that our most important business strengths include the following:

•	A market leader in a dynamic Latin American region. We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 155.5 million inhabitants (including Panama) as of December 31, 2017 encompassing what we believe to be dynamic and growing economies. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and continue to grow from a position of strength.

•	A strong brand associated with a superior customer experience. We believe the Avianca brand is associated with superior service in the minds of our customers in our core Latin American markets. Since the combination of Avianca and Taca in 2010, we have unified, strengthened and developed our service standards with the objective of providing an “Exceptional Experience” that connects us with our customers in Latin America and the rest of the world. In 2016, we were recognized as the “One of the Best Airlines in the World” (Condé Nast Traveler Magazine ), “Eco-Friendly Aviation” (The Business Year Magazine ), the “Best Airline in South America and in Latin America” (Business Traveller North America Magazine) and “e-commerce Leader in the Region and Colombian Tourism Industry” (Colombia e-commerce Award). In 2017, we received the prestigious Skytrax World Airline Award as “2017 Best Airline in South America” and “Best Regional Airline in South America” as well as the Organization of Consumers and Users awards for “Second Best Airline in the World”. In addition, Airbus distinguished Avianca with the award for “Best Operational Performance of A320 fleet” in the Americas.

•	A multi-hub network in Latin America. Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru, Ecuador and Central America and support a broad international network connecting South America, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in San José in Costa Rica, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2017 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenues that affords us flexibility and adaptability with respect to demand cycles in our industry.

•	One of the most modern passenger fleets among Latin American airlines. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of approximately 6.86 years as of December 31, 2017. Since 2010, as a result of our fleet modernization program, we have been able to increase fuel efficiency and improve our technical dispatch reliability. Since 2010, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

•	World-class loyalty program. Launched in March 2011, our loyalty program LifeMiles has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. The LifeMiles program has enhanced loyalty to Avianca with approximately 7.8 million members as of December 31, 2017, LifeMiles has won ten Freddie Awards, more than any other program in the Americas since 2013 (including two in 2017), and is the only Latin American program to have won a Freddie since 2012. LifeMiles’ more than 330 commercial partners include thousands of retail stores in core markets such as Colombia and El Salvador, where members can earn and redeem their miles at the point of sale. These local coalitions strengthen engagement with existing members, and allow members to earn miles on a higher percentage of their monthly spending. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card, and earn miles through the retailer) on the same transaction. In this way, in addition to accelerated program growth and increased presence of both the Avianca and LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles”.

•	Diversified business Through targeted investments, we offer specialized courier and cargo services, personnel training, aircraft maintenance and tourism products which have increased revenue sources year over year. For this reason and recognizing the value that these businesses have created to complement our passenger transport business, we have recently pursued several strategic initiatives to consolidate and expand our ancillary and other revenue streams. Pursuant to this effort, in 2016, we created the Executive Vice-presidency for Strategic Business Units, focused on defining, leading and executing value creation plans for our ancillary revenue businesses and evaluating and implementing new opportunities. In October 2017, we acquired shares representing 90% of both economic and political rights in Servicios Aeroportuarios Integrados SAI S.A.S., a Colombian company with more than 30 years of experience in providing ground handling services.

•	Experienced senior management team with strong track record. Our senior management team has significant industry knowledge and a demonstrated ability to acquire and integrate businesses successfully. Each of Gerardo Grajales López, our Executive Vice-President of Strategic Business Units, and Eduardo Asmar, our Senior Vice-President of Strategy and Network, have more than 15 years of experience as members of our senior management team. In addition, we believe our incentive programs align our management team with our strategic objectives and can contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals.

Our Strategies

Our goal is to position our superior customer service and leverage our leadership position to take advantage of opportunities for profitable and sustainable growth in the Latin American aviation market by expanding our network and continuing to reduce our operating costs. Key elements of our business strategy include the following:

•

Enhance customer loyalty through providing superior customer service and a culture of “Exceptional Experience” Providing superior customer service is a cornerstone of our passenger and other business units, and we seek to create a culture that delivers exceptional service. We believe our culture differentiates us from our competitors by combining high-quality operating performance with a world-class service culture that we believe caters to the preferences of passengers around the world. Our strategy is based on engaging, training and rewarding dedicated personnel, implementing the latest technological platforms to improve our personnel´s productivity, provide high-quality operations, and enhance customer’s digital experience by delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) mobile app, virtual assistance and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles loyalty program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access.

•	Focus on consolidating our operations to achieve greater business and operational efficiency, increase revenues, enhance customer experience, improve our personnel’s productivity and reduce costs. In terms of revenue we believe there is still potential to achieve further growth from the consolidation of our operations and improvement of our revenue management practices. In addition, we continue to seek potential alliances that may increase our revenue, improve profitability and reduce our costs while enhancing our customer experience. We continually seek to achieve cost synergies by optimizing our administrative and operational procedures, in particular, procedures related to fleet management, consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, better crew planning and more efficient use of our regional hubs. In addition, we continue to develop several projects to unify and upgrade our IT and digital platforms in finance, maintenance, operations and customer service.

•	Pursue opportunities for profitable growth in our passenger segment. We seek to grow our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We also continue to expand our presence in the region with domestic and international destinations routes through our Bogotá and Lima hubs, as well as by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub. However, our growth has to be aligned with the macroeconomic environment, demand and other factors related to our home markets in order to maintain our profitability. We also expect to continue to evaluate selectively additional growth opportunities through strategic alliances with other airlines as well as potential acquisitions and strategic opportunities that would complement our existing operations.

•	Grow our cargo operations. We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue and profit. We believe we have been successful in increasing our footprint in the cargo business in Latin American markets by optimizing our freighter schedules in spite of market imbalances, by maximizing the belly utilization in our passenger fleet, and by continuously analyzing opportunities for growth in strategic markets. We have also strengthened our strategic alliances, starting in 2014 with the acquisition of an ownership interest of 25.0 % of the voting rights and 92.7% of the economic rights of Aero Transporte de Carga Unión, S.A. de C.V., or Aerounion, a Mexican cargo company. We also entered into a commercial agreement with our affiliate OceanAir and entered into a strategic alliance with Etihad Cargo on a freighter service between Frankfurt/Amsterdam and Bogota. During 2017, Trans American’s new A330 freighter service in Peru, regional expansion projects and strategic alliances were crucial in the network optimization. Avianca Cargo, the trademark we use to identify our international cargo services, had an approximately 5.0% growth in transported tons of cargo. Our diversification and strategic alliances have allowed us to offer new routes and services, including increased service in lower South America, flower cargo shipping to the west coast of the United States, shipping perishable goods to Amsterdam and increasing traffic to Europe and Asia from Bogotá.

•	Expand our LifeMiles program to enhance our overall value. We believe our LifeMiles loyalty flyer program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding products and partnerships and similar initiatives with hotel chains, car rental companies, banks, credit card companies and other airlines. In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million and retained a 70.0% ownership stake. We strive to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities.

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

Passenger operations

Our passenger revenues represented 79.3%, 79.4% and 79.9% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

Domestic

Domestic revenue accounted for approximately 39.4%, 53.3% and 53.5% of our total passenger revenue for the years ended December 31, 2015, 2016 and 2017, respectively. It should be noted, however, that for accounting purposes, we measure domestic and international flights based solely on origin, not destination.

Our Colombian domestic passenger revenue accounted for approximately 86.6% 86.6% and 84.2% of our total domestic passenger revenue for the years ended December 31, 2015, 2016 and 2017, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2017, approximately 65% of our domestic passengers regarded Bogotá as their destination or origination point, 24% of our domestic passengers passed through Bogotá in transit to other points on our domestic route network and the remaining 11% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.0 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.4 million, 2.3 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for approximately 8.2%, 8.3% and 8.8% of our total domestic passenger revenue for the years ended December 31, 2015, 2016 and 2017, respectively. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly approximately 15 daily frequencies to eight domestic destinations. During the years ended December 31, 2015, 2016 and 2017, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 12.7%, 11.9% and 11.5%, respectively, of the domestic passenger market.

Our Ecuadorian domestic passenger revenue accounted for approximately 5.1% 5.1% and 7.0% of our total domestic passenger revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

International

International revenue accounted for approximately 60.6%, 46.7% and 72.3% of our total passenger revenue for the years ended December 31, 2015, 2016 and 2017.

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

Regional operation in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for approximately 1.5%, 1.6% and 1.6% of our total passenger revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

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

During 2017, our cargo capacity in terms of ATKs increased 6.1%. Our RTKs grew 10.0% from 2016 to 2017. This resulted in a 2.0 percentage points increase in our cargo load factor, from 55.0% in 2016 to 57.0% in 2017. This performance was in line with general market growth. RTKs in Latin America increased 5.8% for the same period and RTKs in North America grew 10.3%. Our performance reflects our strategy of belly maximization, freighter schedule optimization and strategic market growth.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31,(1)
	2017	2016	2015
Total ATKs (millions)	2,489	2,346	2,152
Total RTKs (millions)	1,420	1,291	1,259
Weight of cargo carried (thousands of tons)	566	545	540
Total cargo yield (cargo revenues/RTKs, in $)	0.34	0.38	0.44
Total cargo load factor (%)	57.0%	55.0%	58.5%

Our international cargo operations are headquartered in Bogotá, though we also have a significant cargo operation in Medellin and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. In Latin America, our main origins of our cargo are Colombia, Ecuador, Peru, Brazil, Mexico, Argentina and Chile. We operate in/out of Europe through our passenger schedule services to Madrid, Barcelona and London. We also offer other destinations around the world through our code share, interline and commercial agreements.

During 2017 Avianca Cargo represented the largest cargo carrier in gross tons in Colombia, with 39% of market share in 2017 according to Aeronautica Civil of Colombia, additionally Avianca Cargo as a group ranked in the top three airlines to carry international freight in/out of Miami, with a 12% market share as stated in the Miami International Airport Statistics.

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

Under our DEPRISA brand, we have an operation commited to the optimal solution of logistics needs for sending and receiving documents, packages and merchandise in the national and internadional fields. DEPRISA is a significant player in the courier industry with more than 300 branches, 1200 domestic and 220 international (UPS allied in Colombia) destinations, a wide portfolio of products with the best delivery times in the Premium mail market (in less than 24 hours), Standard (up to 24 hours) and shipments in more than 24 hours nationwide, with a strong brand recognition and reputation in Colombia.

DEPRISA also manages our domestic air cargo operation in Colombia and express courier operation located mainly in the United States that operates currently under the brand AVIANCA EXPRESS, which offers to the Latino community residing in the

United States, London, Spain, Canada, Aruba, Costa Rica, Panama and Ecuador, the possibility of going much further with all their packages.

The company ventured into 3PL operations, which consists of being a solution provider within the logistics chain (picking, packing, storage, dispatch, transport and distribution) with the administration and delivery project of the Avianca endowments to the employees of the stations where the airline operates. The centralized operation in Colombia focuses on the storage and administration of inventories. Likewise, it began to include within its portfolio of products and services the CCI (Internal Correspondence Center), to provide this service to the interior of Avianca S.A, taking advantage of the fact that this service is within the Courier value chain. The idea is to exploit these businesses in 2018.

On the other hand, DEPRISA started the process of digital transformation, allowing operation to be monitored (times, pieces) with information in real time and high level of reliability, scanner of competitive rates and prediction models.

As part of the technology consolidation and modernization strategy, DEPRISA took its FLYBOX virtual locker to new markets. Now, customers in Peru can open their virtual locker for free and receive purchases made on the websites of their favorite stores in the United States at the registered address. This advance is part of the strategy of consolidating our brand in Latin America.

Our courier revenues represented 1.5%, 1.5% and 1.4% of our total revenues for the years ending December 31, 2015, 2016 and 2017, respectively.

Our business unit GETCOM is the Business Process Outsourcing (BPO) company that provides Contact Center Services to Avianca exclusively, based in Colombia and El Salvador. GETCOM is a relevant player in the local BPO industry with more than 2,500 employees across the region, constantly growing. It covers more than 60 different services for Avianca in Spanish, English and Portuguese; also covering different channels others than the traditional incoming phone calls but also virtual experience through its web center.

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

Other revenues accounted for approximately 6.4%, 7.2% and 7.7% of our total revenue for the years ending December 31, 2015, 2016 and 2017, respectively.

Route Network and Schedules

Through our network, we operate more than 800 daily scheduled flights (including domestic flights) to more than 100 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to more than 100 destinations worldwide through code-sharing arrangements with Aeroméxico, All Nippon Airways, Air China, OceanAir, Air Canada, COPA, Etihad, EVA Air Iberia, Lufthansa, Silver Airways, Satena, Singapore Airlines, Turkish Airlines and United Airlines. Additionally, by joining Star Alliance in 2012, we increased the reach of our frequent flyer program, granting access to our clients to more than 1,300 airports in 191 countries and more than 1,100 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 28 Star Alliance carrier members.

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

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2017	2016	2015
Domestic Colombia	23.1%	25.0%	25.4%
Domestic Ecuador	1.9%	1.5%	1.5%
Domestic Peru	2.4%	2.4%	2.4%
Central America & Caribbean (non-regional)	8.0%	7.9%	8.0%
Intra Home Markets(1)	10.4%	9.9%	10.7%
Europe	12.2%	12.0%	11.2%
North America(2)	26.0%	25.3%	25.0%
South America	15.8%	15.8%	15.6%
Regional Central America	0.3%	0.2%	0.3%

Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2017		2016		2015
Domestic Colombia	14,362,599	50.3%	15,281,303	53.5%	14,711,396	53.7%
Domestic Ecuador	755,934	2.6%	595,983	2.1%	622,698	2.3%
Domestic Peru	1,286,546	4.5%	1,264,867	4.4%	1,241,697	4.5%
Central America & Caribbean (non-regional)	2,614,717	9.2%	2,422,244	8.5%	2,240,290	8.2%
Intra Home Markets(1)	2,393,106	8.4%	2,162,228	7.6%	2,137,186	7.8%
Europe	872,231	3.1%	791,152	2.8%	679,922	2.5%
North America(2)	3,896,495	13.6%	3,697,845	12.9%	3,564,321	13.0%
South America	2,130,340	7.5%	2,128,781	7.4%	1,970,240	7.2%
Regional Central America	262,481	0.9%	233,953	0.8%	210,654	0.8%

Total	28,574,449	100.0%	28,578,356	100.0%	27,378,404	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs (in millions) in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2017		2016		2015
Domestic Colombia	7,546	15.6%	8,304	17.6%	8,182	18.4%
Domestic Ecuador	564	1.2%	511	1.1%	491	1.1%
Domestic Peru	1,023	2.1%	1,064	2.3%	1,050	2.4%
Central America & Caribbean (non-regional)	2,985	6.2%	2,999	6.4%	2,737	6.1%
Intra Home Markets(1)	5,146	10.6%	4,933	10.5%	4,670	10.5%
Europe	8,439	17.4%	7,559	16.0%	6,654	14.9%
North America(2)	13,916	28.8%	13,506	28.6%	12,983	29.2%
South America	8,697	18.0%	8,199	17.4%	7,670	17.2%
Regional Central America	85	0.2%	70	0.1%	76	0.2%

Total	48,401	100.0%	47,145	100.0%	44,513	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2017, through our Bogotá hub, we operated approximately 3,221 weekly scheduled flights to 23 different destinations in Colombia, nine in North America, ten in South America, 10 in Central America and the Caribbean and three in Europe. Unlike our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our Puente Aéreo domestic terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
	Departures scheduled per week(2)	Year Ended December 31,
Domestic Destinations(1)		2017	2016	2015
Armenia	40	334,070	390,990	418,136
Barrancabermeja	40	125,418	133,526	119,739
Barranquilla	230	1,291,897	1,383,366	1,327,528
Bucaramanga	162	831,978	888,196	926,242
Cali	338	2,065,140	2,163,027	2,031,542
Cartagena	268	1,573,527	1,638,395	1,470,733
Cucuta	122	631,783	667,736	718,220
El Yopal	28	73,370	87,957	81,490
Florencia	14	30,130	30,433	31,603
Ibagué	38	116,850	121,264	116,183
Leticia	14	94,034	89,216	78,806
Manizales	40	169,370	202,429	184,234
Medellín	394	2,155,783	2,161,512	2,091,983
Montería	56	311,463	320,449	297,729
Neiva	42	222,239	232,855	222,758
Pasto	56	216,920	233,744	234,241
Pereira	156	830,508	895,487	885,286
Popayán	28	100,808	102,547	94,687
Riohacha	28	146,311	144,265	131,451
San Andrés	56	367,292	373,433	363,351
Santa Marta	152	749,741	751,790	781,694
Valledupar	42	237,110	258,734	254,015
Villavicencio	28	50,832	59,623	58,818

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3) (4) (5)
	Departures scheduled per week(2)	Year Ended December 31,
International Destinations(1)		2017	2016	2015
Aruba (Oranjestad)	22	112,396	89,576	79,416
Barcelona	14	159,340	159,088	151,403
Boston	8	23,602	—	—
Bridgetown	8	6,498	8,411	587
Buenos Aires	14	159,673	119,644	91,249
Cancún	28	177,562	149,653	153,866
Caracas	14	97,032	189,286	205,100
Curaçao (Willemstad)	14	68,885	57,801	55,131
Cuzco	14	53,029	11,551	—
Fort Lauderdale	14	87,184	85,733	87,492
Guatemala City	14	43,928	54,777	47,566
Guayaquil	42	235,775	197,905	215,864
Havana	14	62,419	65,385	58,744
La Paz	14	72,453	72,322	70,756
Lima	70	518,648	503,891	476,793
London	14	153,221	143,781	104,640

		Number of Passengers Carried(3) (4) (5)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Los Angeles	14	112,586	83,188	37,953
Madrid	29	365,505	325,447	300,977
Mexico City	42	264,445	288,917	286,713
Miami	42	319,953	321,260	326,422
Montevideo	14	39,933	—	—
New York	27	287,547	268,228	225,145
Orlando	14	91,814	90,996	90,115
Panama City	42	256,260	264,820	223,788
Punta Cana	26	151,942	130,226	93,277
Quito	57	326,510	296,641	326,670
Rio de Janeiro	14	135,919	81,676	74,962
San José	42	199,591	136,865	129,478
San Juan	14	57,147	50,436	43,811
San Salvador	36	177,478	168,746	169,024
Santiago	42	290,863	277,014	229,827
Santo Domingo	14	89,717	84,798	91,886
São Paulo	43	254,038	283,412	260,805
Washington	19	74,573	70,413	71,002

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.
(4)	During 2017, we carried 6,498 passengers between Bogotá and Bridgetown, in Barbados but we ended the operation of this route on July 2017. During 2016, we carried on this route 8,411 passengers and during 2015, we carried 582 passengers.
(5)	During 2017, we carried 97,032 passengers between Bogotá and Caracas, in the Venezuela but we ended the operation of this route on July 2017. During 2016, we carried on this route 189,286 passengers and, during 2015, we carried 205,100 passengers.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2017, through our San Salvador hub, we operated approximately 633 weekly scheduled flights to 12 destinations in North America, six in South America, 10 in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3) (4)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Belize City	12	36,890	36,088	36,244
Cali	14	56,347	48,481	41,887
Cancún	12	93,835	85,209	77,271
Chicago	10	54,609	53,376	49,096
Dallas	10	35,911	37,721	37,264
Guatemala City	68	259,929	238,437	233,037
Guayaquil	14	49,918	48,703	59,923
Havana	12	63,744	50,605	58,291
Houston	12	48,721	60,644	51,066
Liberia	5	8,265	6,670	6,982
Lima	28	220,116	205,731	191,033
Los Angeles	42	378,512	345,775	336,971
Managua	42	198,712	181,481	175,734

Medellín	12	69,726	62,477	48,673
Mexico City	28	127,500	123,966	115,424
Miami	14	75,506	78,152	80,654
New York	28	192,305	185,598	177,097
Newark	10	7,328	—	5,128
Panama City	14	56,664	77,398	76,394
Quito	14	61,139	51,861	64,209
Roatán	14	32,780	26,866	27,646
San Francisco	28	134,335	127,931	130,269
San José	58	323,075	282,520	265,256
San Pedro Sula	42	153,551	160,424	144,940
Tegucigalpa	42	127,031	132,615	125,959
Toronto	14	83,387	77,953	79,986
Washington	34	227,303	213,274	218,904

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.
(4)	During 2017, we carried 8,265 passengers between San Salvador and Liberia, in Costa Rica, but we ended the operation of this route on July 2017. During 2016, we carried on this route 6,670 passengers and, during 2015, we carried 6,982 passengers.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2017, through our Lima hub, we operated approximately 480 weekly scheduled flights to six destinations in Peru, three in North America, 15 in South America and three in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3)(4)
Domestic Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Arequipa	28	186,181	178,690	162,936
Cuzco	84	481,474	441,483	401,524
Iquitos	14	81,237	91,400	78,366
Juliaca	28	172,943	174,804	158,642
Piura	28	141,741	154,803	151,959
Trujillo	28	161,060	160,089	124,223

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2015, we carried 63,987 passengers between Lima and Chiclayo, Peru, before ending its operation on October 16, 2015. During 2016 and 2017, we did not service this route.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)(4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Asunción	14	65,518	54,191	51,428
Buenos Aires	28	273,882	277,286	265,711
Cali	14	45,823	54,020	52,803
Cancún	10	42,313	31,867	12,200
Guayaquil	14	77,629	66,854	69,445
Havana	10	61,579	53,445	55,715
La Paz	14	73,768	70,953	68,468
Medellín	14	48,147	62,444	59,270

		Number of Passengers Carried(3)(4)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Mexico City	14	73,567	74,145	70,767
Miami	14	156,623	147,160	142,823
Montevideo	14	82,098	86,978	92,143
Porto Alegre	14	82,541	72,586	62,991
Punta Cana	12	78,107	65,712	50,895
Quito	14	82,704	74,788	74,016
Rio de Janeiro	14	97,913	92,826	87,579
Santa Cruz	14	81,034	74,152	69,779
Santiago	14	122,186	138,034	117,791
São Paulo	14	153,080	136,414	126,722
San José	14	78,009	75,321	71,516

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)	During 2017, we carried 43,284 passengers between Lima and Caracas, in Venezuela, but we ended the operation of this route on July 2017. During 2016, we carried on this route 95,201 passengers and during 2015, we carried 91,671 passengers.

Network and schedule from San José

As of December 31, 2017, through our network in San José, we operated approximately 77 weekly scheduled flights to two destination in South America, and six in Central America and the Caribbean and one in North America. Our San José network connects, principally, passengers from different destinations in South America and Central America and currently provides scheduled service to the following destinations:

		Number of Passengers Carried(3)(4)(5)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Guatemala City	14	129,178	101,511	99,497
Managua (5)	14	27,855	21,294	22,886
Mexico City	8	18,941	—	4,493
Panama City	14	114,510	107,187	122,383
San Pedro Sula	14	7,111	—	—
Tegucigalpa	14	20,718	21,532	18,087

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.
(4)	During 2017, we carried 5,689 passengers between San José and San Andrés, in Colombia but we ended the operation of this route on May 2017. During 2016, we carried on this route 7,495 passengers and during 2015, we carried 3,505 passengers.
(5)	This route was suspended in October 2017, but we expect to resume its operation during 2018.

Domestic network and schedule in Ecuador

We operate approximately 154 weekly scheduled domestic flights to six destinations in Ecuador, through our subsidiary Aerogal. We currently provide scheduled domestic service between the following cities in Ecuador:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Quito—Baltra	14	46,660	27,836	21,087
Quito—Guayaquil	70	363,594	278,499	306,559

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Quito—Manta	24	106,375	82,132	94,364
Quito—El Coca	10	45,526	36,094	28,016
Guayaquil—Baltra	20	113,368	104,607	104,391
Guayaquil—San Cristobal	16	79,498	66,157	66,576

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2015, we carried 878 passengers between Quito and Cuenca before ending its operation on January 14, 2015. During 2016 and 2017, we did not service this route.

Regional operation and schedule in Central America

We operate approximately 519 weekly scheduled domestic flights to 18 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras). Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Costa Esmeralda (Rivas) — Liberia	20	4,290	2,913	—
Golfito—Puerto Jimenez	2	1,533	2,183	3,052
Liberia – Tambor	14	3,632	1,476	—
Liberia - Nosara	7	1,531	0	—
San José—Drake Bay	28	6,328	6,525	6,253
San José—Golfito	28	16,632	13,585	9,914
San José—La Fortuna	7	1,433	1,705	1,645
San José—Liberia	55	20,811	17,571	11,967
San José—Nosara	8	1,761	—	—
San José—Palmar Sur	14	4,635	3,901	3,145
San José—Puerto Jimenez	42	14,556	17,898	16,603
San José—Puerto Limón	28	7,489	4,715	1,600
San José—Quepos	70	18,710	18,786	18,064
San José - San Isidro	19	2,598	1,387	—
San José—Tamarindo	35	9,750	8,794	6,897
San José—Tambor	56	23,861	22,544	21,943
San José – Tortuquero	35	4,348	3,745	1,860
San Pedro Sula—Roatán	12	25,748	23,340	20,669
San Pedro Sula—Tegucigalpa	21	49,328	49,977	42,329
Tamarindo – Liberia	7	3,280	3,577	3,141
Tortuquero - La Fortuna	7	1,897	—	—
Tortuquero—Puerto Limón	4	894	2,294	1,104

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2015, we carried 1,624 passengers between Tegucigalpa and La Ceiba, Honduras until April 8, 2015, when we ended its operation. During 2016 and 2017, we did not service this route.

Network and schedule from other cities

In addition to the different destinations served through our three hubs, we provide point-to-point service between different destinations and domestic flight service in Central America and Ecuador.

Point-to-Point Service

We currently provide domestic point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)(4)
Domestic(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Cali—Barranquilla(5)	28	118,111	164,716	138,431
Cali—Bucaramanga(6)	4	5,233	—	—
Cali—Cartagena	30	125,095	168,044	143,834
Cali—Pasto	14	38,724	37,907	35,534
Cali—San Andrés	14	18,161	—	—
Cali—San Marta(7)	4	5,983	—	—
Cali—Tumaco	28	76,688	80,191	78,964
Cartagena—Pereira	6	24,670	28,299	28,584
Cuzco—Puerto Maldonado	14	60,900	62,121	59,874
Medellín—Barranquilla	14	207,173	265,602	247,342
Medellín—Bucaramanga(5)	12	43,226	60,854	55,347
Medellín—Cali	34	412,532	504,652	444,723
Medellín—Cartagena	18	350,129	420,763	425,499
Medellín—Cucuta(5)	14	50,630	62,828	58,152
Medellín - Montería(8)	14	35,154	—	—
Medellín—San Andrés	8	8,520	—	—
Medellín—Santa Marta(5)	18	84,457	116,491	112,869

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	During 2015, we carried 39,917 passengers between Cuzco and Arequipa, Perú until October 16, 2015, when we ended its operation. During 2016 and 2017, we did not service this route.
(5)	This route was suspended in September 2017. We expect to resume operations during 2018.
(6)	We started operating this route in August 2017, but we ended its operation in September 2017. We expect to resume operations during 2018.
(7)	We started operating this route in Jul 2017, but we ended its operation in September 2017. We expect to resume operations during 2018.
(8)	We started opearating this route in March 2017, but we ended its operation in September 2017. We expect to resume operations during 2018.

We currently provide international point-to-point scheduled service between the following cities:

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Barranquilla—Miami	14	69,892	72,128	74,809
Cali—Guayaquil	10	42,270	32,264	35,261
Cali—Madrid	14	142,858	114,157	81,029
Cali—Miami	14	77,791	80,676	83,224
Cartagena—Miami	14	75,198	73,044	68,313
Cartagena—New York	6	23,910	28,068	29,172
Guatemala City—Flores	28	65,286	54,354	51,328

		Number of Passengers Carried(3)
International(1)	Departures scheduled per week(2)	Year Ended December 31,
		2017	2016	2015
Guatemala City—Los Angeles	14	94,457	94,657	92,814
Guatemala City—Managua	14	26,996	23,552	22,036
Guatemala City—Miami	6	40,197	25,775	24,262
Guatemala City—San Pedro Sula	13	22,788	22,926	15,080
Guatemala City—Tegucigalpa	14	25,216	24,958	19,451
Managua—Miami	19	91,588	92,155	100,210
Medellín—Madrid	6	50,408	47,043	41,096
Medellín—Miami	14	76,973	80,265	81,734
Medellín—New York	14	53,595	60,493	57,391
San Pedro Sula—Miami	14	72,700	57,228	55,711
San Pedro Sula—New York	4	23,319	23,825	22,797

(1)	Reflects destinations served as of December 31, 2017.
(2)	Departures and arrivals for the week ended December 31, 2017.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

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

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2018, Star Alliance carriers served 1,300 airports in 191 countries with 18,400 daily flights. Current Star Alliance members are, in addition to us, Adria Airways, Aegean Airlines, Air Canada, Air China, Air India, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, Egyptair, Ethiopian Airlines, EVA Air, LOT Polish Airlines, Lufthansa, Oceanair Linhas Aereas, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAP Portugal, THAI Airways International, Turkish Airlines and United Airlines.

We also have code share agreements in place with Air Canada, Air China, All Nippon Airways, Copa Airlines, Eva Air, Lufthansa, Oceanair Linhas Aereas, Singapore Airlines, Turkish Airlines and United Airlines and reciprocal frequent flyer agreements with all of the members of Star Alliance. Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, Iberia, Etihad, Silver Airways and Satena. In addition, we have a reciprocal frequent flyer program agreement in place with Aeroméxico and Iberia.

Last but not least, we have interline agreements with around 80 airlines worldwide, to provide connections on the basis of a single ticket, paid in a single transaction and currency, usually with baggage through checked to final destination and in some cases with boarding passes issued all the way through for all connecting flights. We have 3 intermodal agreements with Renfe trains in Span, Great Western Railway in Britain and National Express intercity buses in Britain. In addition, we have an arrangement to connect our passengers with ALSA intercity buses in Spain

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

In addition, as decided by our Board on January 31, 2017, we continue to move forward with our previously announced process to enter into a strategic alliance with a world-class global partner. Taking into account the various indications of interest received during this process and our long-term interests, we are currently negotiating a proposed strategic commercial alliance with United Airlines whose terms and conditions are yet to be finalized. Our Board of Directors has authorized our management to conduct all the analysis and to take all necessary steps in connection with such potential strategic-commercial alliance. Our purpose in such a long team strategic commercial alliance includes the generation of operational synergies, optimization of the corporate structure and the creation of new routes that all create value for us, the passengers and our shareholders.

Loyalty Business Unit

We believe that a strong loyalty program provides the basis for improved profitability and for the development of a lucrative loyalty business. In recent years we have made investments to improve our frequent flyer program, LifeMiles. We monitor LifeMiles performance carefully and believe it continues to have significant growth and value creation potential.

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Aerogal adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2017, LifeMiles had approximately 78 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles has been the only Latin American loyalty program to win a Freddie Award, the most prestigious member-generated award in the travel loyalty industry, in the last five years. Indeed, since 2013, LifeMiles has won ten Freddie Awards and five Global Traveler Awards. In 2017, LifeMiles won two Freddie awards: the “Best Promotion in the Americas” award and the “210” award aka “Up and Coming Program of the Year in the Americas” award, and was awarded as the program with the best redemption ability in the 2017 Global Traveler Awards. LifeMiles members earn mileage by flying on Avianca, Taca, Aerogal, and on partner airlines. Mileage can also be earned by using certain services offered by about 330 program partners, including banks, hotels and car rental agencies and retail stores. LifeMiles members can use their miles to fly to over 1,200 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers, hotel nights and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automated upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1,000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, loyalty generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 24 co-branded credit and debit card partner banks, and active mileage sales agreements with approximately 80 financial institutions. In the case of Avianca, the airline decides how many miles it will reward its customers based on several factors, such as the route flown, the fare or family fare purchased and the elite status of the customer, among others.

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

Sale of Minority Stake of LifeMiles to Advent

In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million and in connection with this transaction LifeMiles declared a dividend of $41.0 million in favor of Avianca Holdings prior to the execution of the transaction. Furthermore, we recognized $301.4 million recorded directly to equity, net of related transaction costs. We hope to grow our LifeMiles business through this partnership with Advent by leveraging Advent’s strategic capabilities. As of December 31, 2017, we retained a 70.0% ownership stake in LifeMiles.

New contracts have been entered into between Avianca and LifeMiles. These contracts include, among other provisions, a 22-year exclusivity with LifeMiles as the provider and operator of the frequent flyer program of Avianca and a formula that complies with the applicable transfer pricing rules in each jurisdiction, to calculate (i) the price of miles sold from LifeMiles to Avianca (which in turn, are used by Avianca to incentivize loyalty from their customers through the frequent flyer program) and (ii) to determine the price paid by LifeMiles to Avianca for reward tickets (when a member of the LifeMiles program redeems his or her miles for air services with Avianca).

Ground Handling Business Unit

On October 17, 2017, Avianca Holdings entered into an agreement with the shareholders of Servicios Aeroportuarios Integrados SAI S.A.S., or SAI, to make an investment on the agreed terms and conditions. On October 27, 2017, upon completion of the agreement’s conditions precedent, the company issued, and Avianca Holdings purchased 10 type A shares, which represent 90% of both economic and political rights in SAI. SAI is a Colombian company with more than 30 years of experience in providing ground handling services. The services offered by the company include ground operations, passenger services and equipment rental.

SAI serves more than 23 clients and has presence in main cities Bogotá, Medellin and Cartagena. SAI attended 17,107 flights November and December of 2017.

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

Our revenue management software includes PROS O&D III for fare valuation, demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Airnguru for monitoring and analysis of competitors’ fares and Infare for competitors’ websites availability and fares monitoring and analysis.

Sales and Distribution

As traveler habits evolve, digital sales become a must, and with more sophisticated sales processes, we will continue to reach customers by maintaining a multichannel strategy. Our focus will continue to reach the proper balance between channels (our sales split in 2017 was approximately 68% indirect and 32% direct—website, mobile, call centers and direct point of sales), increasing the relevance of more profitable corporate travel agencies, to increase e-commerce penetration, and to recover GDS distribution control.

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

The following are data for our sales in 2017 through our ticket offices, direct agents, call center and website portals:

•	Ticket sales through direct ticket offices in Colombia (18 points of sale) and abroad (51 points of sale) accounted for 6.3% of our sales.

•	Ticket sales through our direct agents accounted for approximately 2.1% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis.

•	Ticket sales through our call center accounted for approximately 3.7% of our sales. Our call centers are located in Colombia and El Salvador, and handle reservations and sales calls with a reliable 24/7 customer service model.

•	Ticket sales through the website portals accounted for approximately 20.0% of our sales.

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand embraces a forward-looking vision to be the preferred Latin American airline, and we seek to continue to improve the quality of our marketing based on knowledge of traveler’s preferences, adherence to our processes, and through nurturing our relationships with our communication partners. Starting 2018 with a new brand vision, we hope to consolidate our commitment with travelers to and from Latin America, based on key values such as effort, innovation and globality, affirming our commitment with our travelers based on service and customer experience.

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

Our advertising and promotional activities include the use of television, print, radio, billboards and digital media as well as targeted public relations events in the cities to which we fly, these investments are always developed in models based on profitability and efficiencies. We also believe that the corporate traveler is an important part of our business, and we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering these companies rewards, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services. As travelers’ habits and technologies evolve, we continue ensuring to efficiently reach current and prospect customers by new technological platforms, while maximizing services, sales and return on our digital investments.

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

During 2017, we focused on the development of the strategic plan to enhance customer experience through three main initiatives: Customer Plan, Digital Foundations and Customer First.

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

The Digital Foundations strategy seeks to transform Avianca Holdings into a leading organization in the digital field. During 2017, we defined the digital parameters and ideas that will allow us to become an industry-leading digital airline. We seek to improve customer experience, cut costs, optimize decision-making, increase earnings and transform daily operation processes and activities, through digital innovations.

Our goal is to increase revenues through increased ticket sales through digital channels and rising loyalty and customer engagement. Better digital marketing management and e-commerce practices, increased ancillary sales in all regions through digital platforms, and the rise in call center sales leveraged by the increase of traffic on the digital channel will reinforce this.

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

During 2017, we continued to work towards the development of the strategic plan to enhance customer experience through our main initiatives described above, allowing us to receive some awards that prove us right about our customer approaches. Among these awards, we obtained the recognition of Skytrax, TripAdvisor and OCU in different aspects regarding our outstanding service and high customer perception.

In the Skytrax awards, we were recognized for the seventh time in the categories of” best airline in South America” and “best regional airline in South America”. Some of the characteristics evaluated by the survey were the airline’s website, selfcheck-in, wait times at the airport, boarding procedures, friendliness and efficiency of ground personnel, baggage handling, comfort of seats on board, cleanliness of the cabin, food and beverage service, in-flight entertainment and customer service, among other aspects.

For the first time in history, TripAdvisor included airlines among their awards categories. In 2017, Avianca was recognized as the best Latin American airline within the “TripAdvisor Travelers Choice Awards for Airlines”, this recognition is given according the rating users give for travelling with the airline. This Award outstands our on-board experience, highlighting our aircraft amenities and comfort, high quality on-board entertainment, price/quality relation, among others.Regarding the organization of consumers and users’ survey, we were recognized as the second best airline in customer service. The survey measured the satisfaction of more than 70 airlines, regarding aspects of check-in, boarding, punctuality, entertainment and price/quality relation for services. More than 11,000 passengers of different regions of the world rated their experience in more than 2,000 flights.

Aircraft

As of December 31, 2017, we operated a fleet consisting of 186 aircraft (174 passenger aircraft and 12 cargo aircraft), including ten Airbus A330s, five Airbus A330Fs, 12 Boeing B787-8, one Boeing B767-200, five Airbus A300F, nine Airbus A321 Sharklets, two Airbus A321s, two Airbus A321 Neo, 13 Airbus A320 Sharklets, 49 Airbus A320s, two Airbus A320 Neo, ten Airbus A319 Sharklets, 16 Airbus A319s, ten Airbus A318s, two Boeing B767F-200s, eight Embraer E190s, two ATR42s, 15 ATR72s and 13 CESSNA 208s. As of December 31, 2017, the average age of our operative jet passenger fleet was approximately 6.86 years.

For our freight operations development, as of December 31, 2017, we operated two 767F-200S, five Airbus A330F and five A300F.

The following table sets forth the composition of our operative fleet as of December 31, 2017:

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Embraer E190	8	8	—	8.11	96
Airbus A318	10	10	—	12.79	100
Airbus A319	16	11	5	9.64	120
Airbus A319S	10	10	—	3.06	120
Airbus A320	49	32	17	8.17	150
Airbus A320S	13	3	10	3.05	150
Airbus A320 Neo	2	2	—	0.06	153
Airbus A321	2	1	1	10.28	194
Airbus A321S	9	4	5	3.07	194
Airbus A321Neo	2	0	2	0.26	195
Airbus A330	10	1	9	8.14	252
Boeing B787	12	7	5	1.97	250
Boeing B767	1	—	1	16.92	213

	Number of Aircraft(1)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Turboprop
CESSNA 208	13	13	—	5.31	12
ATR42	2	2	—	23.54	48
ATR72	15	15	—	3.59	68
Cargo
Airbus A330F	5	5	—	4.29	60 tons
Airbus A300F	5	5	—	29.99	40 tons
Boeing 767-200	2	2	—	30.59	40 tons

Total	186	131	55

(1)	Does not include two A319s and one A330F aircraft subleased to OceanAir and two Embraer E190 leased to Aerolitoral S.A. de CV. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.

The following table sets forth the scheduled expiration of our operational leases as of December 31, 2017.

Aircraft Type	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Airbus A319	1	—	4		—	—	—	—	—	—	—	—	5
Airbus A320	4	1	8	4	—	—	—	—	—	—	—	—	17
Airbus A320S	—	—	—	4	2	2	2	—	—	—	—	—	10
Airbus A321	—	—	—	1	—	—	—	—	—	—	—	—	1
Airbus A321S	—	—	—	—	4	1	—	—	—	—	—	—	5
Airbus A321Neo	—	—	—	—	—	—	—	—	—	—	—	2	2
Airbus A330	2	3	3	1	—	—	—	—	—	—	—	—	9
Boeing B767	1	—	—	—	—	—	—	—	—	—	—	—	1
Boeing B787	—	—	—	—	1	1	2	—	1	—	—	—	5

	8	4	15	10	7	4	4	—	1	—	—	2	55

We have entered into agreements to acquire up to four Boeing B787 Dreamliners for delivery between 2018 and 2019 (one B787-8 and three B787-9), and 124 Airbus A320 family aircraft with a New Engine Option (NEO) for delivery between 2018 and 2025. Two used Airbus A330 were acquire and delivered in February 2018. In January 2018, the Company signed two aircraft sale and purchase agreement, one between V Air Corporation and Avianca, and the other between Transasia Airways Corporation and Avianca, each agreement for one A321-200 aircraft that were delivered on March 2018.

The following table sets forth our firm contractual deliveries through 2026.

Aircraft Type	2018		2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787-8	1		—__	—	—	—	—	—	—	1
Boeing 787-9	—		3	—	—	—	—	—	—	3
Airbus A321	2	*	—	—	—	—	—	—	—	2
Airbus A330	2	*	—	—	—	—	—	—	—	2
Airbus A319 neo			—	4	4	3	3	3	3	20

Aircraft Type	2018		2019	2020	2021	2022	2023	2024	2025	Total
Airbus A320 neo	—		2	14	17	15	15	14	12	89
Airbus A321 neo	—		—	2	2	2	2	3	4	15
Total(1)	5	*	5	20	23	20	20	20	19	132

*	Aircraft already delivered in 2018.
(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners in April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2025. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. On December 2017, the Company signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited.

Our long-term fleet plan includes the incorporation of the following aircraft types: Airbus A319 neo, A320 neo, A321 neo, Boeing 787-8 and Boeing 787-9. We expect these aircraft to offer substantial cost savings, as they are more fuel-efficient and require lower maintenance costs. The Boeing B787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000D and 1000N engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency. Our new 787 aircraft are expected to be configured with premium business class sections that will provide our customers with modern in-flight amenities.

As of December 31, 2017, our operative fleet was comprised of 186 aircraft, 131 of which were owned and 55 were subject to long-term operating leases. Additionally, we lease two A319s and one A330F, to OceanAir and two Embraer 190 to Aerolitoral S.A. de DV none of which have been included in the composition of our operative fleet as of December 31, 2017. The two A319s, one A330F and two Embraer 190 are owned by us.

The 55 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits and other assets under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 131 operative aircraft that we own or have under financial lease, approximately 86.26% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing and others under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans. The average rate of these financings is 3.48% as of December 31, 2017.

All of our jet aircraft have a two-class configuration. Our Boeing B787s have 250 seats, with a business class capacity of 28 seats; eight Airbus A330s have 252 seats, with a business class capacity of 30 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A321s Neo have 195 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A320s Neo have a capacity of 153 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 48 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

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

Currently, we have six maintenance hangars dedicated to maintenance. We have two hangars in Bogotá, one of which can accommodate wide body planes such as a Boeing 767, and the other which is possible to accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 767s, and the repair station holds FAA Part-145 and EASA certifications. We have two hangars at the Rionegro Airport serving Medellín. The hangar is certified for the Airbus A320 family, A330s and Boeing 767s. We also have one hangar in Guatemala City certified for our ATR fleet and one in El Salvador for line maintenance.

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

Tampa´s repair station located in Rionegro holds FAA and UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia) and is also certified by other authorities such as the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the DGAC (Dirección General de Aviación Civil) of Ecuador. Ending 2017, Tampa´s facilities were refurbished to get ready for 2018, Tampa´s repair station audits and approvals from the authorities to start B787 structural checks on May.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year (including self-audits), assuring our maintenance process complies with the best practices and standards of the aviation industry.

During the first semester of 2015, we started the implementation of AMOS, a new Aircraft Maintenance and Engineering System software for Isleña, Tampa, Taca International, Taca Peru, LACSA, ending with Avianca S.A. and Aerogal in 2016. During 2017, was implemented the AMOSMOBILE app for portable devices to let technicians access the platform in Airports and Hangars remote areas investing in more than 700 tablets. During 2018, will be implemented AMOS version 11.40 in order to improve all features.

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

As of December 31, 2017, we employed approximately 3,495 maintenance professionals, including engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in maintenance procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Operational Training Center

In August 2016 the new operational training center, located close to Bogotá’s El Dorado International Airport, began operations. This new facility serves as an educational training center for the pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center is approximately 23,700 square meters, including 440 parking lots, 60 classrooms and with the capability to locate six flight simulators on the ground floor.

Currently, CEO- Excellence Operational Center attends the training for all the employees of Avianca Holding and Avianca Academy (Third Party Customers). Besides integrating the training in a new building, all training process are designed and unified for all student populations. The facilities have a full flight A320 simulator and five bays available for growth. The student population is approximately 2.000 people per day.

Line Maintenance Hangar

In December 2016, Avianca signed a turnkey contract for the design, construction and implementation of a new line maintenance hangar at Eldorado International Airport in Bogota which was terminated on the fourth quarter of 2017 due to a lack of an agreement between the ANI (National Infrastructure Agency) and OPAIN concessionary for the assignment of the land required to build the Line Maintenance Hangar. These facilities will replace the current hangar area, which requires to be redelivered to the OPAIN concession in the first quarter of 2018. Avianca relocated this project to a new allotment as of the date of this report, we are making the preliminary studies that are required to develop the new facility, the turnkey contract previously mentioned was cancelled.

Fuel

Aircraft fuel costs represented 24.3%, 20.2% and 22.3% of our operating expenses for the years ended December 31, 2015, 2016 and 2017 respectively. Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. In addition, oil prices remain an important determinant of global economic performance, which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2017	2016	2015
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.91	1.63	2.18
Gallons consumed (in thousands)	483,512	481,803	461,268

•	Data in table does not include regional operations in Central America.

	Year ended December 31,
	2017	2016	2015
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.91	1.63	2.18
Gallons consumed (in thousands)	452,987	447,946	426,982
Available seat kilometers (in millions)	48,401	47,145	44,513
Gallons per ASK (in thousandths)	9.4	9.5	9.6

•	Except for ASK, data in table does not include regional operations in Central America and cargo operations.

We currently have an exclusive agreement with a single fuel distributor in Bogotá, Terpel, pursuant to which Terpel supplied us with approximately 98% of our fuel needs in Colombia in 2017. Terpel it is our only fuel supplier in Bogota and other main airports, however, there are 3 more suppliers in some Colombian regional airports, which distribute around 2% of the remaining volume in the country. We have a fuel supply agreement with PUMA for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 96% of our fuel needs in Peru in 2017. During the year ended December 31, 2017, Terpel supplied approximately 43% and Repsol Marketing S.A.C. supplied approximately 10% of our total fuel consumption.

As of December 31, 2017, we had hedges in place for approximately 10.36% of our projected consumption for 2018 through derivative instruments such as futures, forwards and option contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Airlines in the United States and Europe have in recent years faced substantial and increasing competitive pressure from low-cost carriers offering discounted fares. The low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Several new low-cost carriers have started service in Mexico, Colombia and other markets, such as Interjet, Viva Aerobus, Volaris, AzulVivaColombia, Viva Air Peru, JetSMART and Wingo. The low-cost carrier business model is gaining acceptance in the Latin American aviation industry. During 2017, we competed with local low-cost carriers in the Colombian domestic market, Peruvian domestic market, Central American Market and with American low-cost carriers in markets between the United States and our home markets. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry— We expect to face increasing competition from low cost carriers offering discounted fares.”

Domestic Competition Colombia

In the domestic Colombian market, we compete with LATAM Airlines Group, VivaColombia, EasyFly, Satena, Copa Airlines and Wingo. We currently are the largest domestic carrier with approximately 54.7% of the domestic passenger market for the year ended December 31, 2017 according to data about regular flights provided by the Colombian Civil Aviation Authority.

According to the Colombian Civil Aviation Authority, information about regular flights for the 12-month period ended December 31, 2017, our largest competitor, LATAM Airlines Group’s share of Colombia’s domestic market was approximately 19.7%. VivaColombia, which started operations in May 2012, had approximately 14%. Copa Airlines has been gradually reducing its domestic operations in Colombia, focusing on point-to-point service between major Colombian cities and Panama. For the same period, Copa’s share of Colombia’s domestic market was approximately 1.5%.

Easyfly’s share of Colombia’s domestic market was 4.4% during the same period according to the Colombian Civil Aviation Authority. We expect that these airlines will target leisure travelers.

Satena is a government-owned regional carrier and its share of Colombia’s domestic market was approximately 4.6% for the year ended December 31, 2017.

Domestic Competition Peru

In the domestic Peruvian market, we compete with LATAM Airlines Group, Peruvian, Star Peru, LC Peru and Viva Air Peru. We have flown a daily route between Lima and Cuzco for more than 10 years. Currently we fly seven routes to eight domestic destinations. During the year ended December 31, 2017, according to the data provided by the Peruvian Civil Aviation Authority, we were the third-largest domestic carrier in Peru with approximately 11.4% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2017, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was approximately 59.2%. LATAM Airlines Group operates 20 routes en such market.

Peruvian is a local company, which started operations in October 2009. During 2017, according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 14.7%. For that period, Peruvian offered regular passenger service in eleven routes.

LC Peru is our third-largest competitor in the Peruvian domestic market. During 2017, LC Peru’s share of Peru’s domestic market was approximately 10.0%. For that period, Star Peru offered regular passenger service in eleven routes.

Domestic Competition Ecuador

In the domestic Ecuadorian market, we compete with LATAM Airlines Group and Tame Airlines. As of December 31, 2017, we operate six routes to six destinations with 24.4% of market share, according to the Ecuadorian Civil Aviation Authority.

Tame Airlines is a state airline, which brings differences and other complexities to the market. As of December 31, 2017, they operated 14 routes to 13 destinations. LATAM Airlines Group operates five routes to five destinations.

International

Internationally, we compete with a number of other airlines that currently serve the routes in which we operate, including Aeroméxico, Aerolineas Argentinas, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, KLM, LATAM Airlines Group, Sky Airlines, Spirit Airlines, United Airlines, Air Canada, Viva Air, Wingo, Volaris, Aerolineas Argentinas and Air Europa. In addition, we expect to encounter competition in the future from low-cost carriers. Low-cost carriers often offer discounted fares and their operations are typically characterized by high aircraft utilization, single-class service and fewer in-flight amenities.

Over the last 26 years, the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States, the United Kingdom and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize its bilateral agreements with such countries and also to authorize more flights to and from these countries. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

LATAM Airlines Group S.A. includes LATAM Airlines Group and its affiliates in Peru, Argentina, Colombia and Ecuador, LATAM Cargo and its affiliates, as well as TAM S.A. and its subsidiaries LATAM Airlines Brasil, LATAM Airlines Paraguay and Multiplus S.A. LATAM Airlines Group flies to about 140 destinations, primarily in Latin America. We compete with LATAM Airlines on routes from Colombia to Santiago, Miami, Sao Paulo, Cancun, Aruba and Lima; and from Peru to Buenos Aires, Sao Paulo, Guayaquil, Havana, Cancún, San José, Rio de Janeiro, Montevideo, Punta Cana, Asunción, La Paz, Mexico, Miami, Quito and Santiago. LATAM Airlines Group is currently our major competitor and its expansion plans will lead to more shared routes. LATAM Airlines is also a strong cargo carrier in Latin America.

Copa Airlines has been consolidating its traffic through its Panama hub, from which it serves approximately 69 destinations in 30 countries. Through its Panama hub, Copa Airlines competes directly with us for international traffic from Barranquilla, Bogotá, Cartagena, Medellín, Cali, Pereira and San Andres to important international destinations such as Buenos Aires, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub and at the same time competes with us in our hub at El Dorado International Airport. In addition, in June 2012, Copa Airlines also joined Star Alliance.

American Airlines is also an important competitor. It has strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2017, American Airlines provided three daily flights from Miami to Bogotá, one daily flight from Miami to Cali, two daily flights from Miami to Medellin, one daily flight from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, one daily flight from Miami to Barranquilla, one daily flight from Miami to Cali, one daily flight from Miami to Quito, three daily flights from Miami to Managua, more than one daily flight from Miami to Tegucigalpa, three daily flights from Miami to Guatemala, nine weekly flights from Dallas to Guatemala, more than one daily flight from Miami to San Salvador, three daily flights from Miami to San Jose, and one daily flight from Dallas to San Jose.

United Airlines has more than one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, four weekly flights from New York to Lima, one daily flight from Houston to Quito, 13 weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, three weekly flights from New York to Guatemala, 17 weekly flights from Houston to Guatemala, four weekly flight from New York to San Salvador, two daily flights from Houston to San Salvador, 14 weekly flights from New York to San Jose, , and 23 weekly flights from Houston to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, six weekly flights from Madrid to Quito, three weekly flights from Madrid to Guatemala and one daily flight from Madrid to San Jose. We have a code-sharing agreement with Iberia.

Delta Air Lines, has one daily flight from Atlanta to Bogotá, three weekly flights from Atlanta to Cartagena, one daily flight from Atlanta to Lima, one daily flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, more than one daily flights from Atlanta to Guatemala, one daily flight from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, 15 weekly flights from Atlanta to San Jose, one daily flight from Los Angeles to San Salvador and one daily flight from Los Angeles to San Jose.

Lufthansa started operations on the Frankfurt-Bogotá route in 2012, one daily flight from Frankfurt to Bogotá and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirit Airlines serves routes from U.S. to Colombia, Ecuador, Guatemala, Peru, Nicaragua, El Salvador, Honduras and Costa Rica. JetBlue operates routes from U.S. to Colombia, Ecuador, Peru and Costa Rica.

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

Competition and excess capacity in some markets during the last few years has put pressure on yields. In this context, our modern A330F fleet is fundamental to keep our operating costs low and to allow us to remain competitive. Eventhough this is the general trend in the region, we have perceived a change in this trend throughout the last peak season of 2017. As a consequence, demand outgrew the existing capacity supply.

With respect to our domestic cargo operations, our main competitor is LATAM Cargo, which has large cargo operations at the El Dorado International Airport. This airline has similar coverage to us; however, Avianca continues to lead the market with 46.36% market share, according to the Aeronautica Civil data on December 2017.

The Colombian courier market is very competitive and disperse, largely due to the presence of informal and urban messenger players such as Rappi, Urban Messengers and Cabify Express. Our major competitors are Servientrega, Coordinadora, TCC, Envia and 4/72. These companies operate through alliances with larger companies like FedEx, UPS and DHL.

Safety

Colombian government regulations require that our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2012, we implemented a flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues. In addition, we have finalized the construction of a training facility in Bogotá, which began operation during the second semester of 2016.

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

•	Flight Data Analysis—FDA: We are performing flight data analysis on all flight operations of our different AOCs, focusing on the monitoring of unstable approaches, as this is one of the main areas of concern within the industry. During the last year, we have performed above our goal of stabilized approaches (99.9%).

•	Line Operations Safety Audit—LOSA: During 2014, we received the LOSA Collaborative Group final report, identifying areas of improvement within the Company. We are now working on the implementation of corrective and improvement actions to close the identified gaps.

•	Ground Safety Risk Management Programme—GSRM: The Ground Safety Risk Management program, or GSRM, will address and reduce risk behaviors by providing a behavior-based management approach that will allow our management to: measure performance on a daily basis, drive a change in employee/ sub-contractor behaviors and ultimately achieve the desired change in safety and risk culture. GSRM implementation will provide the foundation at the operational level to build and enhance a positive working safety culture while reducing the cost of risk to the business.

•	Evidence Based Training- During the second semester of 2017, Avianca began to transition from the Advanced Qualification Program –AQP to the Evidence Based Training model EBT. This model relies on flight operations and training data to strengthen certain flight crew core competencies including adherence to procedures, communications, problem solving and decision-making, and situational awareness.

•	Runway Overrun Prevention System—ROPS: IATA statistics show that one of the accident categories that is affecting the industry is the runway/taxiways excursions. Based on that premise, we are implementing a Runway Overrun Prevention System, or ROPS, in our aircrafts. ROPS allows the A/C to calculate in real time the landing and braking distance on the runway, taking into account its actual conditions (wet/dry runway, contaminated runway, stab app, touchdown point), minimizing the risk of runway excursions.

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

Neither Avianca nor Taca has had a serious accident since 1993, except for an accident on May 30, 2008 involving one of Taca’s Airbus A320 aircraft, which overshot the runway while landing at Tocontin Airport in Tegucigalpa, Honduras, causing the death of five people (three people on board and two on the ground).

The FAA periodically audits the aviation regulatory authorities of other countries, and each country is given an International Aviation Safety Assessment, or IASA, rating and an International Operational Safety Audit, or IOSA audit implemented for the industry by the International Aviation Transport Association. The IASA rating for Colombia, El Salvador, Costa Rica and Peru is Category 1, which is the highest rating and which indicates a strong level of confidence in the safety regulation of each country’s respective civil aviation authority.

Security

We are subject to the security regulations of every country in which we conduct operations.

We have a security direction, the director of which reports to the Safety, Security, Ethics and Compliance General Director and works within the framework of the Security Management System designed by IATA. The Direction of Aviation and Corporate Security works closely with all areas of Avianca Holdings to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering conspiracies.

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

On June 27, 2007, the U.S. Attorney for the Southern District of New York determined that we had effectively complied with our commitment to substantially improve our security procedures and security related work culture and, as a result, the U.S. District Court for the Southern District of New York terminated our court-mandated consulting arrangement with IASG. We work with Central American, South American, European and U.S. authorities in the implementation of interdiction measures, which, in 2017, resulted in the seizure of 1179.6 kilograms of illegal substances. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.” To minimize the possibilities of such seizures, we continue to rigorously apply the procedures adopted under the monitorship and work closely with authorities in the investigation of internal conspiracies. Although we cannot guarantee that the airline’s drug interdiction procedures are fail-safe, in the last four years, no subsequent drug seizures have occurred.

Airport Facilities

Our operations are based on a multi-hub system at El Dorado International Airport and Puente Aéreo in Bogotá; El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez in San Salvador; and Jorge Chávez International Airport in Lima. During 2017, we operated from approximately 106 airports in the Americas and Europe, including 25 airports in Colombia and eight in Peru. We lease more than 160,000 square meters (approximately 1.72 million square feet) of check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport and Puente Aéreo

Since June 8, 2014, we have conducted our Colombian domestic operations in Bogotá from El Dorado International Airport and Puente Aéreo, our exclusive domestic terminal. Currently, flights to and from Cali, Medellín, Cartagena, Barranquilla, Pereira, San Andrés and Valledupar are operated in the new domestic terminal, grouping nearly 55% of our operations and 62% of our total domestic passengers in Bogotá. This new operation brings an enhanced customer experience as a result of 30 check-in counters, 20 self-check-in kiosks, 13 boarding gates and nearly 900 square meters for VIP lounge, among other benefits that optimize the connectivity process for our travelers.

During 2017, we leased the Puente Aéreo facilities from OPAIN and had exclusive rights to use the terminal, including our ability to lease advertising and retail space to third parties until October. All contracts regarding third parties spaces were assigned to OPAIN as a consequence of the different agreements between the different actors involved in the current expansion plan of El Dorado International Airport. Although the management of the Puente Aéreo is currently performed by OPAIN since October, Avianca still uses this terminal for part of our Colombian Domestic operation. Avianca will move out his full operation to the recently extended domestic terminal at the Dorado Airport, in May of 2018.

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

We execute our international Colombian-based operations in Bogotá from the international terminal (Terminal 1) at El Dorado International Airport. At this terminal, we have almost 13,000 square meters (approximately 140,000 square feet) for check-in counters, ticket sales facilities and a 2,000 square meter VIP lounge, which we lease from OPAIN. We operate from this terminal with 24 check-in positions, 40 check-in kiosks and 24 boarding positions. We lease similar facilities at other Colombian domestic and international airports where we operate.

During 2017, Avianca and the Civil Aviation Authority worked in the optimization of the terminal manoeuvering area (TMA) in Bogotá with the aim to increase the capacity and efficiency at the airport. This project allowed the improvement of the operational efficiency of the BOG air space with better safety conditions and reducing fuel costs and flight times. In addition to this, the project helped improve access to “Aeropuerto El Dorado” in adverse weather conditions and reduce the environmental impact. Although the airside capacity could increase with this project, the landside capacity (parking spots) is still limited and the amount of operations still remain under de same conditions: 70 operations/hour.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. Avianca moved nearly 2.2 million passengers during 2017, 50% of which connected through this hub to one of our 27 destinations offered from this airport.

The current infrastructure has one passenger terminal, and Avianca opened into the same terminal four new gates one cargo terminal and separate maintenance facilities. The government is evaluating a plan that would significantly increase the number of gates and also add a second runway. Due to the fact that the airport is located away from populated areas, the expansion can be significant.

We lease over 51,815 square meters for our 27 check-in counters, offices, warehouses, maintenance areas, and a flight simulator. We also operate nearly 90 daily flights in 14 gates and 17 remote positions ( nine at the passenger terminal, four at the cargo terminal and four next to the maintenance facilities). During 2014, we performed several modifications in our VIP lounge, which were first available in November for our Business Class passengers and our LifeMiles and Priority Pass partners. The final opening of the 650 square meters lounge took place in the first quarter of 2015. The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA, with which we have a good working relationship. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

Aligned with the infrastructure plans but in a more rapid pace, the airspace of this airport was redesigned in 2014, allowing different operators to use modern flight procedures that contribute to the operational and fuel efficiency and safety.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport. In 2017, Avianca moved more than 3.9 million passengers. The airport serves as one of our hubs for South America, with more than 69 scheduled flights per day, including 21 international destinations. During 2017, we connected nearly 2,124 passengers on a daily basis through this airport, which corresponds to approximately 25% of our total passenger movement in Lima.

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

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2017, we paid a total of approximately $20.6 million in insurance premiums and had a total insured value of approximately $19.5 billion.

We have also contracted liability insurance with respect to our directors and officers.

Regulation

Colombia

Overview

Avianca S. A. is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

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

Authorizations and licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic and international aviation, airlines must present feasibility studies to obtain| specific traffic rights. An airline cannot offer air services unless that airline owns or leases at least five certified aircraft and has a paid-in minimum capital equal to 10,000 legal minimum monthly wages currently in force in Columbia (approximately $2.6 million).

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

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) or Operational Specifications (OpSpecs) issued by the Colombian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the Colombian Civil Aviation Authority and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the Colombian Civil Aviation Authority is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region. Colombian law, also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Airworthiness Certificate (Certificado de Aeronavegabilidad) issued by the Colombian Civil Aviation Authority. This certificate must be obtained each time a carrier acquires a new aircraft.

Colombian law also requires that aircraft operated by Avianca be registered with the Colombian National Aviation Registry (Registro Aeronautico Nacional) kept by the Colombian Civil Aviation Authority, and that the aforementioned certify the air-worthiness of each aircraft in Avianca’s fleet.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation and Ports Superintendency (Superintendencia de Puertos y Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation and Ports Superintendency is in charge of the evaluation of the financial, and managerial aspects of each airline, among other things.

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

Some of Colombia’s airports are operated by the government. Currently, the main airports in Bogotá, Cali, Cartagena, Barranquilla, Bucaramanga, Santa Marta and Medellín, among others, are privately operated through concessions. The government, however, has stated its intention to continue privatizing the operations of other airports in order to finance expansion projects and increase the efficiency of operations. Increased privatization may lead to increases in landing fees and facility rentals at such airports.

The Montreal Convention, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, a carrier is liable for damage sustained in case of death or bodily injury of a passenger upon condition that the accident, which caused the death or injury took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the airline may avoid liability by showing that the accident that caused injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 19 SDRs/Kg. These provisions also cover baggage and delay.

Security

Chapters one hundred sixty and one hundred seventy five of the Colombian Civil Aviation Regulations encompasses all aspects of civil aviation security, including, (i) implementation of certain security measures by carriers and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of firearms, explosives and dangerous goods.

Environmental regulation

We are subject to the general environmental regulations of Colombia such as Law 99 of 1993, as amended, and several other laws, decrees and local resolutions which, regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise, among others. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as waste water discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations, we may be subject to penalties or fines.

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

Bilateral or multilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and, aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Our principal bilateral agreements include those with the United States, the United Kingdom, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Mexico, Brazil, El Salvador, Costa Rica and Argentina. The bilateral agreement with the United States was modified and since the beginning of 2013 is an “open skies” agreement that allows the parties to engage in foreign scheduled and charter air transportation of persons, property, and mail from points behind Colombia via Colombia and intermediate points to points in the United States and beyond with fifth freedom. The bilateral agreement with Spain, which was modified in January 2012, grants for passengers and cargo a total of 37 frequencies with third, fourth and fifth freedom rights for each of the parties, and parties can freely choose their routes. In this connection Colombian Authority allocated us the total of 37 frequencies. Furthermore, in 2016, Colombia and Brazil signed a new agreement that allows open skies in 5 years.

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2017, the Colombian Civil Aviation Authority authorized us to operate 18 new international weekly flights, including seven weekly frequencies from Bogotá to Sao Paulo, seven frequencies from Bogotá to Chicago, and four more frequencies from Colombia to Curacao. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, El Salvador, Costa Rica and the U.S., among others, pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for four weekly flights by each country’s designated carrier. Besides bilateral agreement with Argentina, the Civil Aviation Authority of Argentina has granted Avianca three additional frequencies. The bilateral agreement with Brazil provides 42 weekly flights by each country’s designated carrier, 14 of them with fifth freddom air rigths.

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: Germany, French Antilles, Saudi Arabia, Argentina, Aruba, Australia, Austria, Barbados, Belgium, Brazil, Canada, Chile, China, Korea, Costa Rica, Cuba, Curaçao, Ecuador, El Salvador, United Arab Emirates, Spain, United States of America, France, Guatemala, Holland, India, Iceland, Israel, Italy, Jordan, Luxemburg, Mexico, New Zealand, Panama, Paraguay, Portugal, Qatar, United Kingdom, Dominican Republic, Singapore , Switzerland, Surinam, Turkey, Uruguay, and Venezuela.

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

Ownership and Control

The Colombian State Council (Consejo de Estado—Sala de Consulta y Servicio Civil), in an opinion dated April 6, 2000, declared that article 1426 of the Commerce Code, which established a 40% limitation on foreign investment in Colombian airlines, was no longer applicable as it is considered to have been tacitly overturned by Decree 2080 of 2000 (Foreign Investment Statute), and stated that, from a Colombian law perspective, there are no restrictions on foreign investment in Colombian airlines. However, some of Colombia’s bilateral agreements do restrict foreign involvement in Colombian airlines. For example, bilateral agreements entered into by Colombia with the United States, Canada, the United Kingdom, France, China, Germany, Uruguay, Italy, contain requirements that each designated airline remain substantially owned and effectively controlled by a Colombian governmental entity or Colombian nationals. Nevertheless, United States, Canada and China granted a waiver to the Colombian airlines under certain conditions.

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

Agreements entered into by Colombia with Spain, The Netherlands, Portugal, Bolivia, Ecuador, Peru, Panama, Chile, the Dominican Republic, Cuba, and Costa Rica, among others, require that we be incorporated, have our principal domicile, management, operation and offices within the Colombian territory and to have the oversight and control done by the national aeronautical authority.

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

Air transport agreements

El Salvador is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between El Salvador and various other countries. Until recently El Salvador has been actively negotiating such agreements, seven of which in the past four years are under ratification of the countries party to the agreements. Nevertheless, it holds Memoranda of Understanding, or MOUs, that provide for immediate force and effect of the provisions contained therein. Operations to countries where there is no Air Transport Agreement, have been negotiated under reciprocity, such is the case with Costa Rica and Peru.

Notwithstanding the agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries where we are willing to operate, and these laws, regulations and restrictions may vary frequently and are out of our control. Those may result in an increase in our costs and/or operating registrations.

Passenger flow separations

In recent years, El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez was audited by ICAO and TSA and was found in non-compliance with their standards, stablished in Annex 17 of the Chicago Convention. As a result, security concerns were raised, demanding a second inspection to operations to and from El Salvador as a short-term measure.

The government has been working on the designs of a new airport, which include passenger flow separation, in order to comply with ICAO standards and avoid being placed on the blacklist of countries without proper security measures.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights.

No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba, China (Taiwan), Ecuador, the United Arab Emirates, Turkey, Chile, Colombia, Canada (agreement in negotiation process), United States, Panamá and Qatar (the last two are in process of ratification).

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

Noise regulations

El Salvador has adopted noise regulations applicable to the airline industry in accordance with the ICAO standards. These regulations provide that no person can operate an aircraft to or from an airport in El Salvador which does not comply with the noise regulations as set forth in Annex 16 of the ICAO standards. Each of our aircraft that fly in El Salvador comply with applicable noise regulations imposed by El Salvador.

Costa Rica

Overview

LACSA is a sociedad anónima duly organized and existing under the laws of Costa Rica. LACSA is changing its name to Avianca Costa Rica S.A. before all national authorities. In December, 2017 the aviation authority of Costa Rica approved this change and both the AOC or COA and the operation permit were updated to Avianca Costa Rica S.A as beneficiary. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with LACSA being an entity providing airlines services under applicable laws of Costa Rica have been obtained or affected and are in full force and effect. Effective legal control and principal place of business is still established in Costa Rica.

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

Authorizations and licenses

Costa Rican law requires airlines providing commercial air transport services to and from Costa Rica to hold an Aeronautical Operation Certificate, or COA, issued by the Dirección General de Aviación Civil, or DGAC and an Air Transportation License/Certificate. (Certificado de Explotación) issued by the Civil Aviation Technical Council, or CTAC An Air Transportation Certificate specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies. A carrier’s Air Transportation Certificate is required to be updated each time it acquires a new aircraft, or when such airline modifies any of its routes or frequencies to a particular destination. We possess the required COA and Air Transportation Certificate as required by the DGAC. In addition, each carrier is required to present revised itineraries to and obtain approval from the CTAC each time it intends to change its schedules. However, modifications of less than 60 minutes of authorized itineraries will be subject to the approval of the General Director of the DGAC. Air fares must be registered with the CTAC prior to implementation.

Costa Rican carriers are required to register their aircrafts with the Costa Rican National Aviation Registry kept by the DGAC. The DGAC is responsible for certifying the airworthiness of each registered aircraft. All registered aircrafts must be re-certified each year through inspections carried out by the DGAC. Each of our aircrafts that fly to Costa Rica is properly registered at the DGAC.

In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Rights Law, Migration Law and the law that regulates departures from Costa Rica, all of which may affect our operations.

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia, Cuba, Chile, Ecuador, Germany, Bolivia, Paraguay, France, Switzerland, the United Arab Emirates, Belgium, Singapore, Turkey and Qatar.

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

Costa Rica has also adopted noise abatement provisions which require aircraft registered in Costa Rica to comply with at least Stage 2 noise requirements. All aircraft registered for the first time with the Costa Rican Civil Aviation Authority after January 1, 2003 are required to comply with Stage 3 noise restrictions. Our aircrafts that fly in Costa Rica comply with applicable noise regulations imposed by Costa Rica.

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

Bilateral and open skies agreements

Peru has entered into 39 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

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

Antitrust regulation, enforcement

The National Institution of Competition Defense and Intellectual Property, or INDECOPI, governs competition in the aerial transport market. Peruvian law does not foresee any previous control mechanisms or authorization procedures for mergers or other forms of associations. It does not restrict or penalize the mere existence of dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of such positions in detriment of competitors. It therefore regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. There was an investigation against Trans American Airlines S.A initiated by the Asociación Peruana de Empresas Aéreas (APEA), for an alleged unlawful conduct by TACA Perú. On August 26, 2015, INDECOPI concluded the investigation and decided that the claim made by APEA has no legal grounds. However, APEA appealed the decision before the INDECOPI’s tribunal on September 26, 2015, but INDECOPI considered that APEA´s claim was not under the scope of the antitrust regulation because Trans American Airlines S.A does not require a registration of a Customs Regime in order to operate its business activity, consequently they declared it inadmissible on September 29, 2017.. INDECOPI also has authority to control passenger rights’ violations and has in the past years increased control over passenger rights protection and fines have been imposed to our airlines.

Noise regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards. Our aircraft which fly in Peru comply with applicable noise regulations imposed by Peru.

Ecuador

Overview

Aerogal is a private carrier duly organized and validly existing under the laws of Ecuador. Aerogal is currently changing its name to Avianca Ecuador S.A. before all national authorities. In 2017, the aviation authority of Ecuador approved this change and both the AOCR and the operation permit were updated to replace Aerogal for Avianca Ecuador S.A. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with it being an entity providing air transport services under applicable laws of Ecuador have been obtained or affected and are in full force and effect.

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

Bilateral agreements

On December 27, 2017 the President of Ecuador issued Decree No.256 adopting an open skies policy in Ecuador on international flights.

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

Since 2016 Ecuador and United States have been negotiating an open skies agreement but has not been signed as of the date of this report.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. The Ecuadorian Civil Aviation Authority authorized us to operate international flights, including flights within the Andean Pact Operation Permit. We have authorization to operate routes from Quito and/or Guayaquil to Bogotá, from Quito or Guayaquil to Lima with the following points from Santa Cruz , La Paz and Bogotá, and flights to Panama and Aruba through Bogotá. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations.

Over the last 26 years the global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and during the first quarter of 2007 were agreed to between the European Union and the United States. In Latin America, “open skies” agreements exist among Colombia, Ecuador and Peru and among the United States, Chile, Panama, Venezuela and the countries of Central America. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

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

U.S. Regulation of Airline Flights

The provision of foreign air transportation, i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States), by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. For example, in order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (TSA) approved model security program addressing aviation security. Additionally,, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of DOT under that agency’s statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, such airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration, and agriculture inspection requirements administered by U.S. Customs and Border Protection (CBP). Both TSA and CBP are agencies within the U.S. Department of Homeland Security. Each of the DOT, FAA, TSA and CBP have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca (Colombia), Tampa Cargo (Colombia), Taca International (El Salvador), LACSA (Costa Rica) and Trans American Airlines (Peru), hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of such authority could have a material adverse effect on the business.

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

FAA

The FAA primarily regulates aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. Our carriers serving the United States hold operations specifications issued by the FAA pursuant to 14 C.F.R. part 129. The FAA can amend, suspend, or revoke those specifications, including in cases where the carrier fails to comply with FAA regulations.

Additionally, under the FAA’s the International Aviation Safety Assessment (IASA) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the International Civil Aviation Organization and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States has been rated Category 1 by the FAA. As a result, such carriers may continue their U.S. services in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. If the IASA rating of any of our carriers’ homelands were to be downgraded in the future, it could prohibit us from increasing service to the United States and would lead United Airlines to suspend the placement of its codes on flights operated by the carrier from the downgraded homeland country. We believe the operations of our carriers serving the United States are in material compliance with FAA requirements.

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

Furthermore, the European Commission is proposing to continue the current intra-EEA approach for aviation under the ETS. The final text of the regulation (Regulation 2017/2392) waiving the enforcement of EU ETS in respect of flights between Europe and third countries has been published in the Official Journal on 29 December 2017 and entered into force on the same day. As a result of the Regulation, the enforcement of EU ETS in respect of flights between the EEA and third countries is waived until 31 December 2023. The Regulation applies retroactively to all flights operated from 1 January 2017. As a result, operators will have no obligations under EU ETS in respect of flights between the EEA and third countries.

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

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2017:

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

D.	Property, Plant and Equipment

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, which covers approximately 14,476 square meters. We also have an office building in San Salvador, which covers approximately 25,000 square meters, which serves as our headquarters for our hub in San Salvador. In November 2017, Avianca concentrated it full operation in this property, after leaved definitely the “Primavera” building, a facility where the IT services were located. Both of these properties are owned by us.

Other Property

The aviation center M.R.O (Maintenance Repair and Overhaul) was opened in August 2016, at José María Córdova International Airport in Rionegro, approximately 36 kilometers from Medellín, Colombia. The aviation center covers approximately 42,125 square meters.

The C.E.O facility (Centro de Excelencia Operacional), located close to Bogotá’s El Dorado International Airport. This facility opened in August 2016. It serves as an educational training center for pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center covers approximately 23,713 square meters, including, 60 classrooms, and. the capability to locate six flight simulators on the ground floor.

In August 2017, Avianca sold the building to “Terranum Invesment Company” through a model of real estate investment trust contract. This kind of contract offers to Avianca the opportunity to lease the facility for a period of 20 years, paying approximately $323,333 per month. At the end, the company has the option to repurchase the property.

The Operational Excellence Center—CEO building was acquired by Avianca S.A. on July 26, 2017, through assignment of rights to Tampa Cargo S.A.S. for a purchase price of $35 million and was sold on August 10, 2017 to Patrimonios Autónomos Fiduciaria—Corficolombiana for a value of $46 million. The gain on sale of this property was $4,845.

At Puente Aéreo, we lease maintenance hangars, operations offices, aircraft parking spaces, and commercial spaces from OPAIN for approximately $334,725 per month, which covers approximately 62,010 square meters. We estimate that the entire Colombian domestic flight operation will move to terminal 1 of El Dorado International Airport in May 2018, reducing connecting times and improving passenger´s travel experience with Avianca. At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. In addition, we lease two VIP Lounges to attend our frequent traveler and business customers, an international lounge that covers 2,051 square meters and a temporary lounge for Domestic flights that covers 783 square meters, that will be replace by a new lounge, which is currently under construction. It will be cover 3,000 square metters and will offer new services for the customers, from May 2018. Avianca currently leases a total area of approximately 72,393 square meters, and pays $835,000 per month.

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

Avianca leases an office in Lima Peru, located in Miraflores (728 square meters), we pay approximately $14,000 per month in rent.

At Jorge Chavez International Airport, we lease maintenance hangars, operations offices, counter space, aircraft parking spaces and other operational properties from Lima Airport Partners covering approximately 13,625 square meters. We pay approximately $113,926 per month for this leased property.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2015, 2016 and 2017 and the notes thereto included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 3. Key Information—Part A. Selected Financial Data” and “Item 10. Additional Information—Exchange Controls—Exchange Rates.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Part D. Risk Factors.”

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

Overview

We are a leading airline in Latin America. In February 2010, we completed the combination of Avianca and Taca, two established airlines with geographically complementary operations in the Andean region (Colombia, Ecuador and Peru) and Central America (Belize, Guatemala, Costa Rica, Honduras, El Salvador, Nicaragua and Panama). In 2017, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority, and a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets), according to internal data we derive from MIDT. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador and on the focus markets of Costa Rica and Ecuador. We offer passenger and cargo service through approximately 5,581 weekly scheduled flights to more than 106 destinations in over 26 countries around the world. Our code share alliances, together with our membership in Star Alliance, provide our customers with access to a worldwide network of over 1,300 destinations. During the year ended December 31, 2017, we transported approximately 29.5 million passengers and 566 thousand metric tons of cargo.

Our consolidated operating revenue increased 4.0% from $4,269.7 million in 2012 to $4,441.7 million in 2017, and our consolidated operating profit increased 4.5% from $280.9 million in 2012 to $293.6 million in 2017. Our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried by 32.4% and 27.6%, respectively, from 2012 to 2017 and, during the same period, our load factor increased from 79.6% to 83.1%.

Our growth has been driven primarily by our network flexibility and rising demand for passenger and cargo services in the Latin American region and in our domestic markets. In general, our passenger revenues are driven by regional and country-specific economic conditions, competitive activity and the allocation of our capacity throughout our route network. Our passenger demand for both international and domestic flights has risen over the past three years, driven by healthy economic conditions in our core markets in Latin America over the same period. This improvement in economic conditions was characterized by average annual GDP growth from 2013 to 2017 in Latin America, Colombia, Peru and El Salvador of approximately 1.0%, 3.2%, 3.6% and 2.1%, respectively. This increased demand, together with our efforts to optimize our route network following the Avianca-Taca combination, have created opportunities for us to optimize our network and thus carry more business and leisure passengers and increase our capacity and route network while maintaining a stable load factor.

Our operating expenses increased by 6.9% for the year ended December 31, 2017, compared to the prior year, primarily as a result of a higher jet fuel price, increased depreciations and amortizations, higher labor cost and wetleases, passenger compensations and additional on board services due to the pilot strike. Our CASK excluding fuel increased 1.5% for the year ended December 31, 2017 compared to the prior year. We are focused on implementing cost efficiency strategy program, mainly in order to rationalize our fixed costs.

Our operating revenue is derived primarily from passenger transportation. During the year ended December 31, 2017, we derived approximately 79.9% of our operating revenue from passenger transportation, and 20.1% from our cargo and other operations and other sources, including our LifeMiles loyalty program and maintenance, training and other airport services provided to other carriers.

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

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
Passenger:
Capacity (in ASKs, in millions)	48,401	47,145	44,513
Load factor(1)	83.1%	81.1%	79.7%
Yield (in U.S. cents)(2)	8.8	8.6	9.7
Total passengers (in thousands)	29,459	29,480	28,290
Cargo(3):
Capacity (in ATKs, in millions)	2,489	2,346	2,152
Load factor(4)	57.0%	55.0%	58.5%
Yield (in U.S. cents)(5)	0.34	0.38	0.44
Cargo (in thousands of metric tons)	566	545	540
RASK (in U.S. cents)(6)	9.2	8.8	9.8

(1)	Percentage of aircraft seating capacity that is actually utilized by paying customers. We calculate passenger load factors by dividing revenues passenger kilometers (RPKs) by available seat kilometers (ASKs).
(2)	Average amount one passenger pays to fly one kilometer.
(3)	Includes courier services.
(4)	We calculate cargo load factors by dividing revenue ton kilometers (RTKs) by available ton kilometers (ATKs).
(5)	Average amount paid to fly one metric ton of cargo one kilometer.
(6)	Operating revenue divided by ASKs.

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2017, fuel represented approximately 22% of our total operating expenses and 21% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales and marketing, ground operations, aircraft rentals, maintenance and repairs, air traffic, depreciation, amortization, and impairment, general and administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and also vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2017, we purchased approximately 28% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have approximately 29 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2016 to 2017, the price of West Texas Intermediate, or WTI, crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased 17.3% from an average of $43.3 per barrel to an average of $50.8 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2017	2016	2015
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.91	1.63	2.18
Gallons consumed (in thousands)	483,512	481,803	426,982
Available seat kilometers (in millions)	48,401	47,145	44,513
Gallons per ASK (in thousands)	9.4	9.5	9.6

•	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our current fuel hedging strategy contemplates hedging approximately 10.0% to 50.0% of our projected fuel consumption over the next 12 months. As of December 31, 2017, we had hedges in place for approximately 10.4% of our projected consumption for 2018 through mechanisms such as futures, forwards and option contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.”

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

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2017, we held 52, or 27.9%, of our total 186 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2017, the average term remaining on our aircraft operating leases was three years and 6 months.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2017, we owned 131, or 70.4%, of our total 186 aircraft of which 89.3% is debt-financed.

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

Flight operations. Our flight operations expense consists primarily of insurance coverage for hull and liabilities (passenger liability, third-party liability), hull war, hull deductible and war excess and also include hotel accommodation, per diem expense, and training costs. We insure in the London reinsurance market. Also we include ll short term wetlease contracts used to mitigate pilot strike effects.

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

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2017.

Colombia. The corporate income tax statutory rate was 34% for tax year 2017 and will be 33% for 2018 and the following years, and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. In addition to the statutory rate for 2017 we had a surcharged rate of 6% and for 2018 it will be 4%. For the following years no surcharged rate will apply.

The income tax payment is calculated after the application of tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca could be lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2028 through a Legal Stability Contract signed with the Colombian government.

In addition to the above, there is a Wealth Tax that was introduced in 2014 that applies to companies. This tax is levied at varying rates on Colombian and foreign entities owning a net worth equal or higher than COP1,000,000,000; it will not apply from 2018 and following years.

Due to a tax reform enacted in December 2016, a new dividend withholding tax was introduced that applies to distributions made to foreign shareholders for profits generated after 2017, with a tax rate of 5%, provided that such profits were taxed at the corporate level. If profits were not taxed at the corporate level, dividends will be subject to a 35% withholding rate.

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

Peru. The corporate income tax rate is 29.5% for 2017. The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

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

Mexico. The corporate income tax rate is 30%. The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules), and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits.

Ecuador. This country had a tax reform at the end of 2017; the new corporate income tax rate is 25%. However, for Ecuadorian entities with a headquarter located in a tax haven jurisdiction (as Panamá) the corporate income tax rate is 28%. This country also has an income tax advance payment that can be offset for the income tax return at the end of the fiscal year.

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

Bermuda: Currently Bermuda’s Government grants a Tax Insurance Certificate to permit companies, permanent establishments, unit trusts and partnerships until 31 March 2035, which imposes no taxes on profits, income, dividends, or capital gains and has no requirement to distribute dividends. An annual government fee, based on the assessable capital, is imposed on companies.

United States (US): For FY 2017 the corporate tax rate was 35%. Nevertheless, under Trump’s administration a tax reform was enacted, in which the corporate tax rate was reduced to 21%. The reform also established a mandatory repatriation of accumulative foreign earnings with a reduced tax rate of 15.5% payable in 8 installments (one per year) as incentive. For those entities that repatriate their foreign earnings, for following years they will have a territorial income tax not a worldwide income tax as was applicable for 2017 and previous years. The reform also allows for indefinite net operating loss carryforwards that can offset up to 80% of taxable income.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2017 we determined that we would generate sufficient taxable income to realize our deferred tax assets. For 2018, according to the finance forecast no taxable income will be generated during the next four to five years depending on the subsidiary of the group that would allow realization of the deferred tax assets. Therefore, the deferred tax assets of such companies have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

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

Changes in foreign exchange rates

The average foreign exchange rates of the Colombian peso to the U.S. dollar for 2015, 2016 and 2017 were COP2,743.39, COP3,050.98 and COP2,951.32, respectively. The 3.3% average appreciation of the Colombian peso between 2016 and 2017 had a positive effect on our operating results due to the fact that the percentage of our total revenue denominated in Colombian pesos was greater than the percentage of our total expenses denominated in Colombian pesos for 2017.

Results of Operations for the Years Ended December 31, 2016 and December 31, 2017.

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2017(1)	2016	2017	2016	2016 to 2017
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	3,550,160	3,285,217	79.9%	79.4%	8.1%
Cargo and other(2)	891,524	853,121	20.1%	20.6%	4.5%
Total operating revenue	4,441,684	4,138,338	100.0%	100.0%	7.3%

	Year Ended December 31,				% Change
	2017	2016	2017	2016	2016 to 2017
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	92,471	58,381	2.1%	1.4%	58.4%
Aircraft fuel	923,468	785,273	20.8%	19.0%	17.6%
Ground operations	450,209	426,203	10.1%	10.3%	5.6%
Aircraft rentals	278,772	314,493	6.3%	7.6%	(11.4)%
Passenger services	166,869	151,718	3.8%	3.7%	10.0%
Maintenance and repairs	280,536	260,703	6.3%	6.3%	7.6%
Air traffic	242,587	218,965	5.5%	5.3%	10.8%
Sales and marketing	515,073	545,318	11.6%	13.2%	(5.5)%
General, administrative and other	177,864	187,560	4.0%	4.5%	(5.2)%
Salaries, wages and benefits	706,778	661,708	15.9%	16.0%	6.8%
Depreciation, amortization, and impairment	313,413	269,546	7.1%	6.5%	16.3%

Total operating expenses	4,148,040	3,879,868	93.4%	93.8%	6.9%

Operating profit	293,644	258,470	6.6%	6.2%	13.6%
Interest expense	(183,332)	(172,630)	(4.1)%	(4.2)%	6.2%
Interest income	14,528	13,054	0.3%	0.3%	11.3%
Derivative instruments	(2,536)	3,321	(0.1)%	0.1%	(176.4)%
Foreign exchange	(20,163)	(23,939)	(0.5)%	(0.6)%	(15.8)%

(Loss) profit before income tax	102,141	78,276	2.3%	1.9%	30.5%

Total income tax expense	(20,109)	(34,090)	(0.5)%	(0.8)%	(41.0)%

Net (loss) profit for the year	82,032	44,186	1.8%	1.1%	85.7%

Net profit

Our net profit for the year was $82.0 million, a 85.7% increase from a profit of $44.2 million in 2016, primarily as a result of a higher growth of revenues than growth of costs, especially due to an increase of passenger and business units revenues in spite of a strong increase in fuel cost. During 2017, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $104.7 million, a 61.6% increase from $64.8 million in 2016. Our operating revenue per ASK (RASK) was 8.8 and 9.2 cents for the years ended December 31, 2016 and 2017, respectively.

Operating revenue

Our operating revenue was $4,441.7 million in 2017, a 7.3% increase from $4,138.3 million in 2016, as a result of an increase of passenger revenues due to a higher average fare and also an increase of Cargo and Other revenues. Our operating revenue per ASK was 9.2 cents in 2017, a 4.5% increase from 8.8 cents in 2016, primarily as a result of a higher increase of operating revenues than the increase in offered capacity measured in ASK.

Passenger revenue. Our passenger revenue was $3,550.2 million in 2017, a 8.1% increase from $3,285.2 million in 2016, primarily as a result of a 8.1% higher average fare and a slight decrease in passenger volume of 0.1%. Our passenger load factor increased from 81.1% in 2016 to 83.1% in 2017, while our capacity increased 2.7% in 2017. Our passenger yield increased 2.7% from 8.6 cents in 2016 to 8.8 cents in 2017. In addition, passenger revenue related to write off increased 46.4%, while revenue related to miles redemptions decreased 1.0%, in addition to a decrease of 3.8% in ancillary revenues.

Cargo and other. Our revenue from cargo and other was $891.5 million in 2017, a 4.5% increase from $853.1 million in 2016, primarily as a result of a higher loyalty revenue mainly from sale of points and a fleet performance issue compensation received from Rolls Royce due to an issue registered in B787 fleet engines.

Our cargo revenues decreased in 2017 primarily due to a 10.3% decrease in cargo yield (from 0.384 cents in 2016 to 0.344 cents in 2017). This decrease was partially offset by a 10.0% increase in traffic in terms of RTKs (from 1,291 million in 2016 to 1,420 million in 2017). Our cargo capacity increased by 6.1% in terms of ATKs while our cargo load factor increased from 55.0% in 2016 to 57.0% in 2017.

Our other operating revenues were $340.5 million in 2017, a 14.6% increase over $297.2 million in 2016, primarily as a result of an increase in Lifemiles revenues and in revenues related to engines suppliers compensations. In 2017, LifeMiles revenues accounted for 52.5% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.0%, aircraft leases accounted for 6.5% and other sources such as interline revenues, VIP lounges, duty free sales, vacation packages and other accounted for the remaining 30.9%.

Operating expenses

Operating expenses were $4,148.0 million in 2017, a 6.9% increase from $3,879.9 million in 2016, primarily as a result of a $138.2 millon increase in fuel cost, due to higher fuel prices, higher depreciations and labor costs and an increase in expenses due to the pilot strike partially offset by a decrease in aircraft rentals and sales and marketing expenses. As a percentage of operating revenue, operating expenses decreased from 93.8% in 2016 to 93.4% in 2017.

In 2017, our operating expenses excluding aircraft fuel cost increased 4.2% compared to 2016, while during the same period our capacity in ASKs increased 2.7%. As a result, our CASK excluding fuel increased 1.5% in 2017. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2017	2016	% Change
	(in US cents)
Operating expenses per ASK (CASK):
Aircraft fuel	1.91	1.67	14.5%
Salaries, wages and benefits	1.46	1.40	4.0%
Sales and marketing	1.06	1.16	(8.0%)

	Year Ended December 31,
	2017	2016	% Change
	(in US cents)
Ground operations	0.93	0.90	2.9%
Aircraft rentals	0.58	0.67	(13.7%)
Maintenance and repairs	0.58	0.55	4.8%
Depreciation, amortization, and impairment	0.65	0.57	13.3%
Air traffic	0.50	0.46	7.9%
General, administrative and other	0.37	0.40	(7.6%)
Passenger services	0.34	0.32	7.1%
Flight operations	0.19	0.12	54.3%

Total	8.57	8.23	4.1%
Total (excluding fuel)	6.66	6.56	1.5%

Aircraft fuel. Aircraft fuel expense was $923.5 million in 2017, a 17.6% increase from $785.3 million in 2016, primarily as a result of a 17.2% higher plane jet fuel price. Our aircraft fuel expense in 2017 was affected by a gain of $3.3 million in 2017, from settlements of our fuel hedge instruments, showing a decrease in losses of $29.5 million compared to 2016, driven by changes in the Company’s hedging strategy, mainly geared towards reducing premium payments as well as by fluctuations of oil markets. Because our capacity in ASKs increased and our aircraft fuel expense also increased, our cost of fuel per ASK increased 14.5% in 2017.

Salaries, wages and benefits. Salaries, wages and benefits expense was $706.8 million in 2017, a 6.8% increase from $661.7 million in 2016, primarily as a result of a Colombian peso revaluation impact due to a high participation of that currency in this expense and high operational personnel expense specialy MRO related. In terms of unit cost per ASK, salaries, wages and benefits increased by 4.0%, from 1.40 cents in 2016 to 1.46 cents in 2017.

Sales and marketing. Sales and marketing expenses were $515.1 million in 2017, a 5.5% decrease from $545.3 million in 2016, primarily as a result of lower loyalty expenses mainly in miles accumulation and promotion, also we recorded credit notes from distribution systems suppliers as a result of a rates negotiation. In terms of unit cost per ASK, selling expenses decreased 8.0% from 1.16 cents in 2016 to 1.06 cents in 2017.

Ground operations. Ground operations expense was $450.2 million in 2017, a 5.6% increase over $426.2 million in 2016, primarily as a result of higher landing rights rates in some airports where we operate, an increase of paking rights costs due to the pilot strike and costs related to our new ramp services company (Servicios Aeroportuarios Integrados SAI S.A.S.). In terms of unit cost per ASK, ground operations increased 2.9% from 0.90 cents in 2016 to 0.93 cents in 2017.

Aircraft rentals. Aircraft rentals expense was $278.8 million in 2017, a 11.4% decrease from $314.5 million in 2016, primarily as a result of lower cargo wetlease expense, purchase of 10 A318 that were under operating leases during 2016 and the return of some aircraft, mainly A319s and E90s. In terms of unit cost per ASK, aircraft rentals decreased 13.7% from 0.67 cents in 2016 to 0.58 in 2017.

Maintenance and repairs. Maintenance and repairs expense was $280.5 million in 2017, a 7.6% increase from $260.7 million in 2016, primarily as a result of aircraft phase out expense recorded due to the return of a A330, Auxiliar Power Unit repairs and higher return conditions. In terms of unit cost per ASK, maintenance and repairs increased 4.8%, from 0.55 cents in 2016 to 0.58 in 2017.

Depreciation, amortization, and impairment. Depreciation, amortization, and impairment expense was $313.4 million in 2017, a 16.3% increase over $269.5 million in 2016, primarily due to new fleet incorporation, the purchase of 10 A318 and an impact of accelerated depreciation of engines major checks. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 13.3% from 0.57 cents in 2016 to 0.65 cents in 2017.

Air traffic. Air traffic expense was $242.6 million in 2017, a 10.8% increase from $219.0 million in 2016, primarily as a result of an increase in passenger compensation expense due to the pilot strike and higher airport facility and VIP lounges expenses. In terms of unit cost per ASK, air traffic increased 7.9%, from 0.46 cents in 2016 to 0.50 cents in 2017.

General, administrative and other. General, administrative and other expenses were $177.9 million in 2017, a 5.2% decrease over $187.6 million in 2016, primarily due to a decrease of operational taxes expenses and lower loss in sale of assets. In terms of unit cost per ASK, general, administrative and other expenses decreased 7.6%, from 0.40 cents in 2016 to 0.37 cents in 2017.

Passenger services. Passenger services expense was $166.9 million in 2017, a 10.0% increase from $151.7 million in 2016, primarily as a result of higher on board services expenses due to an increase in the amount of transported passengers, the operation of new long haul routes and pilot strike effects. In terms of unit cost per ASK, passenger services expense increased 7.1%, from 0.32 cents in 2016 to 0.34 cents in 2017.

Flight operations. Flight operations expense was $92.5 million in 2017, a 58.4% increase from $58.4 million in 2016, primarily as a result of wetleases hired to operate some routes to Europe and North America due to the pilot strike. In terms of unit cost per ASK, flight operations expense increased 54.3%, from 0.12 cents in 2016 to 0.19 cents in 2017.

Operating profit and operating margin

Our operating profit was $293.6 million in 2017, a 13.6% increase from $258.5 million in 2016. Our operating margin increased from 6.2% in 2016 to 6.6% in 2017 as a result of an increase of both passenger and business units revenues.

Interest expense, interest income, derivative instruments and foreign exchange

Interest expense. Interest expense was $183.3 million in 2017, a 6.2% increase from $172.6 million in 2016, primarily as a result of an increase in corporate and fleet debt. The average interest rate of our debt increased from 4.45% in 2016 to 4.80% in 2017.

Interest income. Interest income was $14.5 million in 2017, an 11.3% increase from $13.1 million in 2016, primarily as a result of an increase in investments made during the year.

Derivative instruments. Derivative instruments expense includes the net effect of changes in fair value of derivatives (financial instruments). In 2017 we recognized a $2.5 million loss in fair value of derivative instruments compared to a $3.3 million gain in 2016, primarily as a result of fluctuation in fuel prices.

Foreign exchange. We recorded a net loss on foreign exchange of $20.2 million in 2017 compared to a net loss of $23.9 million in 2016, primarily as a result of a revaluation effect in some currencies in which we have a monetary position in.

Provision for income tax expense

Our current income tax expense was $35.2 million in 2017, a 28.1% increase compared to current income tax expense of $27.5 million in 2016. Our deferred income tax expense was $15.1 million in 2017, a 326.6% increase from $(6.6) million in 2016.

The effective tax rate decreased from 43.6% in 2016 to 19.7 % in 2017 primarily due to the probable taxable profit that allows us to recognize a deferred income tax asset and, in addition, we operate in some countries where we are exempt of certain taxes.

Additionally, the income tax credit for international flights in Colombia applied until tax year 2016, when it was eliminated by the tax reform contained in the Law 1819 of 2016.

Results of Operations for the Years Ended December 31, 2015 and December 31, 2016.

The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2016(1)	2015	2016	2015	2015 to 2016
	(in US$ thousands)		(as a % of operating revenue)
Operating revenue:
Passenger	3,285,217	3,458,017	79.4%	79.3%	0.1%
Cargo and other(2)	853,121	903,324	20.6%	20.7%	(0.1)%

Total operating revenue	4,138,338	4,361,341	100.0%	100.0%	0.0%

	Year Ended December 31,				% Change
	2016	2015	2016	2015	2015 to 2016
	(in US$ thousands)		(as a % of operating revenue)
Operating expenses:
Flight operations	58,381	58,069	1.4%	1.3%	0.1%
Aircraft fuel	785,273	1,006,792	19.0%	23.1%	(4.1)%
Ground operations	426,203	412,382	10.3%	9.5%	0.8%
Aircraft rentals	314,493	317,505	7.6%	7.3%	0.3%
Passenger services	151,718	149,292	3.7%	3.4%	0.2%
Maintenance and repairs	260,703	309,719	6.3%	7.1%	(0.8)%
Air traffic	218,965	202,980	5.3%	4.7%	0.6%
Sales and marketing	545,318	612,775	13.2%	14.1%	(0.9)%
General, administrative and other	187,560	176,195	4.5%	4.0%	0.5%
Salaries, wages and benefits	661,708	666,084	16.0%	15.3%	0.7%
Depreciation, amortization, and impairment	269,546	230,732	6.5%	5.3%	1.2%

Total operating expenses	3,879,868	4,142,525	93.8%	95.0%	(1.2)%

Operating profit	258,470	218,816	6.2%	5.0%	1.2%
Interest expense	(172,630)	(169,407)	(4.2)%	(3.9)%	(0.3)%
Interest income	13,054	19,016	0.3%	0.4%	(0.1)%
Derivative instruments	3,321	626	0.1%	0.0%	0.1%
Foreign exchange	(23,939)	(177,529)	(0.6)%	(4.1)%	3.5%

(Loss) profit before income tax	78,276	(108,478)	1.9%	(2.5)%	4.4%

Total income tax expense	(34,090)	(31,028)	(0.8)%	(0.7)%	(0.1)%

Net (loss) profit for the year	44,186	(139,506)	1.1%	(3.2)%	4.3%

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

Passenger services. Passenger services expense was $151.7 million in 2016, a 1.6% increase from $149.3 million in 2015, primarily as a result of an increase in on board services expenses due to a 1.9% increase in departures compared to 2015 and 4.2% increase in transported passengers. In addition, flight attendant travel expenses increased, mainly driven by higher accommodation expenses due to higher CPI. This was partially offset by a decrease in passenger insurance expenses due to lower rates. In terms of unit cost per ASK, passenger services expense decreased 4.0%, from 0.34 cents in 2015 to 0.32 cents in 2016.

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

Operating profit and operating margin

Our operating profit was $258.5 million in 2016, a 18.1% increase from $218.8 million in 2015. Our operating margin increased from 5.0% in 2015 to 6.2% in 2016 as a result of total operating expenses decreasing at a higher rate (6.3%), than our total operating revenues (5.1%), primarily due to the decrease in fuel, maintenance and sales and marketing costs, while our operating revenues decreased, driven by lower fares and passenger yields, primarily due to increased competition and the depreciation of the Colombian peso against the U.S. Dollar.

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

Interest income. Interest income was $13.1 million in 2016, an 31.4% decrease from $19.0 million in 2015, primarily as a result of a loss in market value of Venezuelan bonds and in Certificates of Bank Deposits in Colombia.

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

Our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 include the Company and our subsidiaries accounts:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2017	2016	2015
Aerovías del Continente Americano S.A. Avianca	Colombia	99.98%	99.98%	99.98%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%	92.40%
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%	99.62%
Avianca Leasing, LLC	USA	100%	100%	100%
Avianca, Inc.	USA	100%	100%	100%
Grupo Taca Holdings, Limited	Bahamas	100%	100%	100%
Latin Airways Corp.	Panama	100%	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%	70%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%	99.98%
Tampa Cargo S.A.S	Colombia	99.98%	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99.00%	99.00%	99.00%
Trans American Airlines, S.A.	Peru	100%	100%	100%
Vu-Marsat S.A.	Costa Rica	100%	100%	100%

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

Our consolidated financial statements also include 55 special purpose entities that relate primary to our company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, our consolidated financial statements include 73 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. We have consolidated these entities in accordance with IFRS 10.

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

Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred. The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a qualifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

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

Lease accounting

As of December 31, 2017, our fleet was comprised of 191 aircraft, 136 of which were owned and 55 were subject to long-term operating leases.

Finance leases. Leases in terms of which we assume substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases.” Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

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

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

•	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

•	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term; or

•	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

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

Passenger and cargo transportation. We recognize revenue from passenger and cargo transportation as profits once the service has been provided or on the basis of estimated ticket prices that are expected not to be used.

The Company is required, at the time of ticket sales, to collect certain taxes, among which are transportation taxes and entry and exit charges. These taxes are legal encumbrances that are imposed on the customer and are not included in the revenue because the Company acts as a collection agent on behalf of the local tax authorities. The Company records a liability when taxes are collected and it is written off when the government entity is paid.

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

New and amended standards and interpretations

Amendments to IFRSs that are mandatorily effective for the current year

We applied, for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2017. The nature and the impact of each new standard or amendment is described below.

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to disclose changes in liabilities produced by financing activities, including both those derived from cash flows and those that do not imply cash flows.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

We have applied these amendments for the first time in the 2017 year. The amendments clarify that an entity needs to take into account whether tax legislation restricts the types of tax benefits that can be used to offset the reversal of the deductible temporary difference corresponding to unrealized losses.

The application of this amendment has had no impact on our consolidated financial statements since we already had implemented such an amendment in the past as part of best practice implementations.

Standards issued but not yet effective

We have not applied the following new and revised IFRSs that have been issued but are not yet effective:

•	IFRS 9 — Financial Instruments (1)

•	IFRS 15 — Revenue from contracts with Customers (1)

•	IFRS 16 — Leases (2)

•	Amendments to IFRS 2 — Classification and Measurement of share based payment transactions (1)

•	IFRIC 22 — Transactions in Foreign Currency and Advance Considerations (1)

•	IFRIC 23 — Uncertainty over Income Tax Treatments (2)

(1)	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.
(2)	Effective for annual periods beginning on or after 1 January 2019, with earlier application permitted.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. This standard is part of the Annex to Decree 2496 of 2015, modified by Decree 2131 of 2016, with applicability for periods beginning on January 1, 2018, allowing early application.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

We have determined that, due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by $216 with the corresponding related decrease in the deferred tax asset of $71.

IFRS 15 Revenue from contracts with customers

IFRS 15 is in effect for periods beginning or after January 1, 2018. This norm establishes a new five-step model that will be applied to income from contracts with customers. Under IFRS 15, an entity recognizes income when the obligation is satisfied, that is, when the “control” of the underlying goods or services of the performance obligation has been transferred to the customer. In addition, guidance has been included in IFRS 15 to address specific situations. In addition, the amount of disclosures required is increased.

We recognize income from the following main sources:

(i) Passengers; and

(ii) Cargo and others.

Management intends to use the full retrospective method for the transition and adoption of IFRS 15.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we estimate given the current accounting policy on them will not have a significant impact.

IFRS 16 Leases

IFRS 16 replaces the following standards and interpretations: IAS 17 Leases, IFRIC 4 Determination of whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives, SIC-27 Evaluation of the substance of transactions that involve the legal form of a leasing contract.

This new standard requires the lessee to recognize all leases in a similar way to how financial leases are currently recorded under IAS 17 Leases. The standard includes two exceptions for this recognition: (1) leases of low-value assets (eg personal computers) and (2) short-term contracts (term of less than 12 months). The lessee recognizes from the beginning of the lease, the asset that represents the right of use and the liability for the periodic payments that must be made. On the other hand, interest expense is recorded separately from depreciation.

The recognition requirements for the lessor do not have relevant changes compared to IAS 17.

Some of the impacts that could arise would be indicators of EBIT, debt covenants, debt and financing indicators, as well as the presentation of cash flows, which would be presented as financing and not operation activities.

The application date is for annual periods beginning on or after January 1, 2019 onwards. We are analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: (i) the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. We are assessing the potential effect of the amendments on its consolidated financial statements.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This interpretation deals with the way to determine the date of the transaction for the purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), in the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

The interpretation will come into force for the periods beginning on January 1, 2018 or later. We do not expect any effect on its consolidated financial statements, because the group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the modification.

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this IAS, nor does it include specific requirements related to interest and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	When the entity considers uncertain tax treatments separately.

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances.

We must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. We will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard, however, procedures must be implemented to obtain the necessary information to apply this interpretation.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $479.4 million, $375.8 million and $509.0 million as of December 31, 2015, 2016 and 2017 respectively.

As of December 31, 2017, we had unsecured revolving credit lines with financial institutions providing for working capital financing of up to $115.7 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $80.9 million as of December 31, 2015, $61.6 as of December 31, 2016 and $101.6 million as of December 31, 2017. As of December 31, 2017 and 2016, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $854.5 million and $482.4 million, respectively, for working capital purposes. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

The average interest rate for all of our financial debt as of December 31, 2017 was approximately 4.80%.

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

In 2018, we estimate that our dividend payment will have an effect of approximately $35.3 million, or 6.93% of our total cash and cash equivalents as of December 31, 2017 ($508.9 million). In 2017, the effect was $25.7 million, or 6.83%, of our total cash and cash equivalents as of December 31, 2016. In 2016, the effect was $5.7 million, or 1.2% of our total cash and cash equivalents as of December 31, 2015. In 2015, the effect was $70.8 million, or 14.8%, of total cash and cash equivalents as of December 31, 2014.

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

In 2017, net cash flows provided by operating activities were $527.3 million, a 7.2% decrease from $568.0 million in 2016, primarily due to an increase of $41.8 million in account receivable and an increase of $35.4 million in prepaid expenses and an offsetting effect of $52.1 million in account payable due to higher passenger compensation as a result of the pilot strike. Net profit after non-cash items was $605.1 million in 2017, a 12.4% increase from $538.4 million in 2016, primarily due to higher depreciation, amortization and impairment.

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

In 2017, cash flows used in investing activities were $206.0 million, a 74.0% increase from cash flow used in investing activities of $118.4 million in 2016, primarily as a result of an increase in investments in bank deposit certificates and aircraft pre-delivery payments.

In 2016, cash flows used in investing activities were $118.4 million, a 64.2% decrease from cash flow used in investing activities of $330.5 million in 2015, primarily as a result of a decrease in advance payments on aircraft purchase contracts in 2016 and a decrease in investing and increase in redemption of certificates of bank deposits.

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

In 2017, cash flows used in financing activities were $195.6 million, a 64.5% decrease from cash flows provided by financing activities of $550.5 million in 2016, primarily as a result of $300 million issued by Lifemiles.

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

In 2015, cash flows provided by financing activities were $18.1 million, a 134.2% increase from cash flows used in financing activities of $52.8 million in 2014, primarily as a result of proceeds from the sale of a minority interest of LifeMiles of $301.4 million, acquisition of new debt of $459.0, partially offset by principal payments of financial obligations of $522.9 million, interest payments of $148.5 million and dividend payments of $70.8 million.

Debt and Other Financing Agreements

Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from the need to purchase additional aircraft that are financed using finance leases (including export credit agency backed financing), commercial loans, operating leases or accessing the capital markets. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines and/or short-term loan facilities.

As detailed further in the table below, as of December 31, 2017, our total outstanding debt was $3,752.11 million, an increase of $477,9 million over our total debt of $3,274.2 million as of December 31, 2016. Total debt as of December 31, 2017 consisted of $3,180 million in long-term debt and $572.1 million in current installments of long-term debt and short-term borrowings. We had unsecured revolving lines of credit with different financial institutions as of December 31, 2017, for a total of $115.7 million. As of December 31, 2017, we had $101.6 million outstanding under these lines of credit. The average interest rate paid per annum as of December 31, 2017 under all of our indebtedness was approximately 4.80%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Aircraft	U.S. Dollars	88.8%	11.2%	2,160.3	3.60%
Aircraft	Euros	100.0%	—	128.3	1.40%
Corporate	U.S. Dollars	8.7%	91.3%	849.5	5.86%
Corporate	Colombian Pesos	—	100.0%	4.9	9.92%

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of US$	Average Rate
Bonds	Colombian Pesos	—	100.0%	59.8	10.58%
Bonds	U.S. Dollars	100.0%	—	549.2	7.95%

Total				3,752.11	4.79%

Series C Local Bonds

Our subsidiary Avianca has an aggregate principal amount outstanding of $59.8 million of Series C bonds due 2019 (the “Local Bonds”). Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, to make capital investments and to pay dividends to us.

Beginning on January 1, 2016, Avianca may pay dividends to us only if:

•	there is no default or event of default under the Local Bonds;

•	Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBITDAR (net income + noncash (interest) expenses + financial expenses + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal or greater than 1.4 times;

•	the amount of any such dividend does not exceed the sum (without duplication) of (i) Avianca’s net income for the fiscal year prior to such payment and (ii) its retained earnings; and

•	after giving effect to such dividend, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15.0% of its scheduled debt service projected for such fiscal year.

As of December 31, 2017, Avianca was not meeting the adjusted EBITDAR to debt service ratio for purposes of the Local Bonds and would therefore not be permitted to pay dividends to us. However, this failure does not constitute an event of default and does not give holders of the Local Bonds the ability to accelerate this debt.

The events of default under the Local Bonds include failure to timely pay principal or interest, litigation matters resulting in a material adverse effect not remedied within 75 days, liquidation, acceleration of debt not remedied within 30 days and breaches of covenants.

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

The terms above describe the Local Bonds as amended by Addendum No. 2 to the Local Bonds Prospectus, which was approved by the Colombian Financial Superintendency and the Bondholders Assembly on February 24, 2014 and on December 5, 2013, respectively. Addendum no. 2 primarily increased the flexibility of the covenants initially imposed on Avianca by, among other modifications:

•	expanding the scope of permitted investments in affiliated airlines, by increasing the cap on said investments from 2.5% to 4.0% of the operational income of Avianca during the prior year;

•	including a new exception to the prohibition to secure obligations of third parties, allowing Avianca to secure obligations of its affiliates, provided that certain ratios are met; and

•	increasing the leverage ratio from 3.5x to 4.5x.

Bank Loans and Export Credit Agency Guarantees

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. In the future, we may not be able to secure financing on terms attractive to us or at all. To the extent we cannot secure financing on terms acceptable to us or at all, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may not be able to obtain the capital we need to finance our growth and modernization strategy.”

As of December 31, 2017, our total fleet contained 191 aircraft (including, two A319s, one A330F subleased to OceanAir and two Embraer 190 leased to Aerolitoral S.A. de CV ) comprised of 178 passenger aircraft and 13 cargo aircraft, 55 of which were subject to operating leases, and 136 which were owned. Of the 136 owned aircraft, 14 are owned outright, 74 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs in Europe or EXIMs in the United States, and 48 have been financed with loans without ECA/EXIM guarantees. During 2017, we financed the purchase of three aircraft through a Japanese operating lease with a call option structure “JOLCO”, for an aggregate amount of $207.5 million. Additionally, we refinanced three aircraft (2 A320 and 1 A319) through a commercial loan for a total amount of $50.0 million, which matures in 2025.

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

The following table shows our outstanding fleet financing debt by financial institution, ECA guaranteed loans and direct financial loans, as of December 31, 2017:

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
				(in millions of US$)
BNDES	—	—	58,44	—	58,44
ACG	—	—	—	25,36	25,36
BNP Paribas	104,67	138,25	—	44,40	287,32
Calyon	13,27	—	—	0,66	13,92
CFC	—	—	—	10,04	10,04
Citibank	180,96	—	—	—	180,96
PEFCO	—	2,35	—	—	2,35
JP Morgan	497,09	—	—	—	497,09
KFW	—	—	—	14,68	14,68
Natixis	74,12	—	—	31,90	106,02
HSBC	63,02	—	—	—	63,02
GECAS	—	—	—	71,32	71,32
DVB Bank	—	—	—	46,67	46,67
Barclays	60,84	—	—	—	60,84
Other Investors*	58,09	—	—	792,47	850,56
Total	1,052.05	140.61	58.44	1,037.50	2,288.60

*	Other investors include (US Bank NA, Japanese Investors and Private Placement)

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

New Aircraft and Engine Purchases

As of December 31, 2017, we had entered into several agreements to acquire up to four Boeing 787s for delivery between 2018 and 2019 (one Boeing 787-8 and three B787-9) and 124 Airbus A320 family aircraft for delivery between 2018 and 2025 (Also we acquiered 2 used Airbus A330 aircraft delivered on January 2018). On January 2018, the Company signed two Aircraft Sale and Purchase Agreement, one between V Air Corporation and Avianca, and the other between Transasia Airways Corporation and Avianca, each agreement for 1 A321-200 aircraft wich was delivered on February 2018. We intend to meet our pre-delivery payment requirements for these new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 24, 18 and 12 months prior to delivery, according to each contractual obligation.

The following table sets forth our firm contractual deliveries currently scheduled through 2026:

Aircraft Type	2018		2019	2020	2021	2022	2023	2024	2025	Total
Boeing 787-8	1		—	—	—	—	—	—	—	1
Boeing 787-9	—		3	—	—	—	—	—	—	3
Airbus A321S	2	*	—	—	—	—	—	—	—	2
Airbus A319 neo	—		—	4	4	3	3	3	3	20
Airbus A320 neo	—		2	14	17	15	15	14	12	89
Airbus A321 neo	—		—	2	2	2	2	3	4	15
Airbus A330 ceo	2	*	—	—	—	—	—	—	—	2

Total(1)	5		5	20	23	20	20	20	19	132

*	Aircraft already delivered in the first quarter of 2018.
(1)	We also have purchase rights options to purchase up to 10 Boeing 787 Dreamliners. In April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft with deliveries between 2019 and 2024, which are included in the contractual delivery schedule set above. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025. On December 2017, the Company signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited.

The Company also has 5 firm orders for the acquisition of spare engines with deliveries between 2018 and 2020.

The following table sets forth our firm contractual engines deliveries currently scheduled through 2020:

Engine Type	2018	2019	2020	Total
LEAP-1A24		—	1	1
LEAP-1A26	1	1	1	3
LEAP-1A35	1	—	—	1

Total(1)	2	1	2	5

Pension Liabilities

We update the value of our pension plan’s liabilities at each reporting period based on an actuarial valuation prepared by an independent firm, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses borne by the Company, as applicable. As of December 31, 2017, we had outstanding retirement pension plan and employee benefits obligations in the amount of $174 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023, in the case of Avianca and Tampa.

See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

C.	Research and Development, Patents and Licenses

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States. We decided to register Avianca Holdings as the owner of the new figurative trademark while Avianca S.A. remains the owner of the nominative trademark.

Both, the figurative and the nominative trademark Avianca, are currently used to identify, from the commercial standpoint, the business of all operating airlines in all territories.

To identify our Colombian courier services, we use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc. To identify international courier services from the United States to Colombia, we use the Avianca Express trademark under a license agreement; we also have a franchise agreement by which we use this trademark to commercialize courier services from Spain to some Andean countries. We began using the Avianca Cargo trademark to identify international cargo services provided by the subsidiary company Tampa Cargo S.A.S. and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary LifeMiles Ltd., to identify our frequent flyer program. We also license the new figurative trademark and the Avianca trademark to OceanAir, a Brazilian company, and to Avian Líneas Áereas S.A., an Argentinean company. All our material trademarks are registered with the trademark office in each jurisdiction, as required by our commercial needs.

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

As part of our Vision 2020 we have redefined our priorities and generated a new Master Plan for IT. The plan and priorities reflect our customer centric approach and focuses on productivity improvement and business priorities. We have recently started an ambitious Digital Transformation and CRM project, that will re vamp our efforts to offer a better customer experience with Avianca. The process includes the outsourcing of some IT functions to leaders in the IT market that will facilitate access to better practices and more efficient costs of operation.

D.	Trend Information

During 2018, we currently expect to continue growing our passenger, cargo and loyalty business segments. However, we expect to continue to face competition, soft macroeconomic conditions in Latin America, and depreciated local currencies, which may put pressure on market yields. Furthermore, we expect our capacity for 2018 to increase between 8.0% and 10.0% in part to due to the annualized effect that the pilot strike had throughout on our capacity deployment in 2017. In addition, we expect to increase international frequencies and start operating to new destinations in North and South America, further the capacity deployed during 2017 to Europe while the Colombian domestic markets continues to mature. Further, we are currently negotiating a potential strategic alliance with United Airlines which, if executed and successfully implemented, could offer our customers certain benefits that each airline is unable to provide by itself. Our capacity, measured in ASKs, increased 2.7% during 2017 compared to 2016. In addition, our passenger traffic, measured in RPKs, grew 5.3%, reaching a consolidated load factor of 83.1%, surpassing the 2016 load factor by 2.5 percentage points. The latter was partially offset by a 2.7% increase in yields when compared to 2017. As a result, total operating revenues for 2017 increased 7.3% to $4,441 million, mainly driven by an 8.1% increase in passenger revenues that as well as a increase of 4.5% in cargo and other revenues.

We also expect an increase in our current level of expenses over the course of the year compared to 2017. However we expect the capacity we deploy thourghout our network to outgrow our increase in expenses. As a result, we expect a positive impact in our CASK ex-fuel. Moreover, cost controls will continue to be key within our adjustment process in order to ensure profitable long-term results. Over the next coming quarters, we plan to benefit from our brand new maintenance and training facilities, which as of today are fully operational. We will continue to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization, and aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational and administrative productivity through the standardization of our technology platform, productivity improvements in airports and implementing additional new administrative cost optimization initiatives.

Fuel prices have remained volatile to date in 2018. In addition, geopolitical conflicts, especially between Saudi Arabia and Iran may put pressure on international fuel prices, which is significant to us because fuel costs represent approximately 22.3% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

In our loyalty business, we expect to continue to grow our member-base as we expand to other potential markets. Moreover, we will continue to enhance the value proposition for our customers as we continue to expand the range of products and services in which our members are able to earn and redeem their LifeMiles. Furthermore, during 2018 we expect to continue to consolidate the LifeMiles loyalty program as a leader in loyalty coalition programs in Latin America.

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

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2017, 55 of the 186 aircraft in our operative fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2017, the balance of our aircraft off-balance sheet arrangements was $1,001.7 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2017 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in $ millions)
Aircraft and engine purchase commitments(2)(3)	16,123	399	3,541	4,980	7,203
Aircraft operating leases	1,002	243	386	213	160
Aircraft debt(4)	2,288.60	368.82	537.04	498.17	884.57
Bonds	609.05	29.5	579.6	—	—
Other debt	854.46	173.79	257.09	412.58	11.00
Interest expense	628.97	175.89	261.04	112.69	79.34
Total

(1)	Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.
(2)	Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—New Aircraft and Engine Purchases” above for current firm commitments for aircraft and engine purchases.
(3)	In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2017, 2018 and 2019 and certain changes to the type of aircraft (both upgrades and downgrades), but did not alter the total deliveries scheduled between 2017 and 2025.
(4)	Includes obligations under debt used to finance owned and finance leased aircraft.

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

•	Airbus – We have 124 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2019 and 2025. Under the terms of these agreements to acquire Airbus aircraft, we must make pre delivery payments to Airbus on predetermined dates.

•	Boeing – We have Four firm orders for the acquisition of B787 aircraft with deliveries scheduled between 2018 and 2019 as well as ten purchase options.

•	On November 2017, the Company signed two Aircraft Sale and Purchase Agreement between Transasia Airways Corporation and Avianca. Each agreement for 1 A330-300 aircraft with delivery dates January 2018.

•	On January 2018, the Company signed two Aircraft Sale and Purchase Agreement, one between V Air Corporation and Avianca, and the other between Transasia Airways Corporation and Avianca. Each agreement for 1 A321-200 aircraft with delivery dates February 2018.

•	Other – We have five firm orders for the acquisition of spare engines with deliveries between 2018 and 2020.

The value of the final purchase orders is based on the aircraft list price (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2017, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized above. Advance payments are subsequently applied to aircraft acquisition commitments.

In line with Avianca Holdings’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt, on April 2016 and March 2017, the Company negotiated a significant reductions of its scheduled aircraft deliveries in 2016, 2017, 2018 and 2019 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2016 and 2025, which modified the advanced payments and aircraft acquisition. Our advanced payments and aircraft acquisition commitments are as follow:

	Year one	Year two	Year three	Year four	There after	Total
Advance payments	$108,957	$209,243	$236,708	$205,594	$591,293	$1,351,795
Aircraft acquisition Commitments	$290,481	$971,515	$2,123,151	$2,405,011	$8,981,499	$14,771,663

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

According to the Company’s bylaws, its board of directors is composed of minimum 11 maximum 14 members. The board is focused on determining our overall strategic direction and is responsible for establishing our general business policies, appointing our Chief Executive Officer and supervising its management.

Members of our board of directors are elected at the general shareholders’ meeting, serve for a period of one year and may be reelected. We do not have a mandatory retirement age for our directors. Our board of directors currently meets on quarterly basis, or more frequently if needed, and may deliberate and act with the presence and votes of the majority of its members.

The shareholders meeting held on March 16, 2018 resolved to maintain the same board of directors elected at the meeting held on March 31, 2016, except for Mrs. Mónica Aparicio, who formalized her resignation as a member of the board in October 2016. Her position remains vacant until the shareholders determine her replacement.

Name	Position	Age	Nationality	Dependence
Germán Efromovich	Chairman of the Board of Directors	68	Brazilian and Colombian
Roberto José Kriete	Director	65	Salvadoran and Colombian
José Efromovich	Director	63	Brazilian and Colombian
Alexander Bialer	Director	71	Brazilian
Raúl Campos	Director	71	Brazilian
Isaac Yanovich	Director	74	Colombian	Independent
Álvaro Jaramillo	Director	66	Colombian	Independent
Juan Guillermo Serna	Director	63	Colombian	Independent
Ramiro Valencia	Director	72	Colombian	Independent
Óscar Darío Morales	Director	65	Colombian	Independent
James P.S. Leshow	Director	54	American	Independent

Mr. Germán Efromovich has been the Chairman of the Company’s board of directors since August 2013. He served as Avianca’s director since December 2004 and Avianca Holdings Director since February 2010, duly appointed by Synergy pursuant to the Joint Action Agreement. Germán Efromovich is the brother of Mr. José Efromovich and together they indirectly control Synergy, the Company’s largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. Mr. Efromovich holds a bachelor’s degree in mechanical engineering from the University of Brazil, FEI, São Paulo. He also serves as director and executive officer of Synergy Group Corp., or Synergy Group.

Mr. Kriete served as Chairman of the Company’s board of directors from February 2010 to August 2013, was a director of Taca from 1982 to February 2010, and CEO of Taca from 2001 to February 2010. Pursuant to the Joint Action Agreement, Kingsland has the right to appoint Mr. Kriete as member of the board of directors as long as it holds at least 1% of the Company’s outstanding common shares. Mr. Kriete holds a master’s degree in business administration from Boston College and a degree in economics from the University of Santa Clara. He currently serves as Kingsland’s Chairman, President of the Kriete Investment Company Group, President of the Gloria de Kriete Foundation, as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economía y Negocios (ESEN). He has extensive experience in the airline industry as founder and member of the board of directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA).

Mr. José Efromovich served as Avianca’s director from July 2005 to February 2010, and since then has been duly appointed as our director by Synergy pursuant to the Joint Action Agreement. José Efromovich is the brother of Mr. Germán Efromovich and together they indirectly control Synergy, the Company’s largest shareholder. Synergy also indirectly controls other companies in the aerospace industry. Mr. Efromovich holds a degree in civil engineering from the Mackenzie Presbyterian University in São Paulo. For 35 years he has participated in the development and expansion of Synergy; he also indirectly controls OceanAir in Brazil and serves as director and executive officer of Synergy Group.

Mr. Bialer served as Avianca’s director from December 2004 to February 2010, and since then has been duly appointed as our director by Synergy pursuant to the Joint Action Agreement. Mr. Bialer holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica (ITA) in Brazil, and an MBA/LS in systems management from Fundaçao Getúlio Vargas. He spent most of his career at General Electric, as Director of Business Development in South America, until his retirement in 2002. Mr. Bialer also serves on the boards of Companhia de Saneamento Basico do Estado de Sao Paulo (Sabesp), Andritz Hydro Inepar, and the GE Brazil pension fund (Gebsaprev). He has previously served on the boards of Pacific Rubiales, Romi and Jereissati, as well as in the boards of several non-listed companies.

Mr. Campos has been duly appointed as our director by Synergy since April 2015, and has been appointed by Synergy as such, pursuant to the Joint Action Agreement. He holds a degree from the Catholic University of Rio de Janeiro and a master’s degree from American University in Washington D.C., both in economics. Mr. Campos did further post-graduate studies at George Washington University, with specialization in finance and development. He previously served as the Chief Financial Officer of Synergy Group and as Investor Relations Manager for Petrobras. Mr. Campos currently serves as the Communications Executive Director of the Brazilian Institute of Investor Relations.

Mr. Yanovich has served as our director since February 2010 and as Avianca’s director from September 2007 to February 2010. He holds a degree in industrial engineering from Universidad de los Andes in Colombia and Pittsburgh University, and a graduate degree in industrial management from Massachusetts Institute of Technology. Mr. Yanovich was a founding member and director of Banca de Inversión Betainvest S.A., Executive Vice-President of Tecnoquímicas S.A., Lloreda Grasas S.A. from 1981 to 1986, Invesa S.A. from 1987 to 1997, and Ecopetrol S.A. from 2002 to 2006. Mr. Yanovich is a member of the board of directors of Inversiones Mundial S.A., Tecnoquímicas S.A., Carvajal Internacional S.A., Universidad Icesi and CTEEP.

Mr. Jaramillo has served as our director since February 2010 and as Avianca’s director during several periods, the most recent from September 2007 to February 2010. He obtained a degree in business administration from Universidad del Norte in Colombia. Mr. Jaramillo is the founding partner of iQ Outsourcing, Colombia’s largest BPO, was Vice President of the Philadelphia National Bank from 1973 to 1981, and Chief Executive Officer of Avianca, Banco de Colombia and several financial institutions in Colombia. He currently serves as a member of the board of directors of Constructora ConConcreto S.A, PetroWorks S.A. and Tribeca Asset Management.

Mr. Serna has served as our director since February 2010 and as Avianca’s director from September 2007 to February 2010. He obtained a degree in business administration and a master’s in economics from Universidad Nacional de Colombia in Bogotá. Mr. Serna was the Chief Financial Officer of Organización Corona S.A. from 1994 to 2001, and Chief Executive Officer of Organización Terpel S.A. from 2001 to 2006. He also served as director of the Fondo Nacional de Garantías Financieras (FOGAFIN), economic secretary of Colombia’s Presidency, director of the Colombian National Budget, auditor of the Colombian Coffee Federation in New York, and secretary of the Cmisión Nacional d Valores. He currently serves as a member of the board of directors of Inversiones GLP S.A.S. (Vidagas S.A.) and Oleoducto Central de Colombia S.A.

Mr. Valencia has served as our director since February 2010 and as Avianca’s director from September 2007 to February 2010. He holds a law degree from Universidad Pontificia Bolivariana in Colombia and is currently the Executive President of Camara Colombiana de Informática y Telecomunicaciones (CCIT). Mr. Valencia was formerly general manager of Empresas Publicas de Medellín, Colombia’s Minister of Energy, Colombia’s ambassador to New Zealand, Governor of Antioquia, general manager of Licores de Antioquia, Mayor of Medellín, Secretary of Education for the city of Medellín, chairman of the board of directors of Comfamiliar-Camacol, chairman of the board of directors of Universidad de Antioquia, and director of Anato, Ecopetrol, Isa and Isagen, among others.

Mr. Morales has served as our director since April 2012. He obtained a degree in public accounting from Universidad Javeriana in Cali, with a specialty in finance. Mr. Morales was Chief Executive Officer of the CARVAJAL Group from 2007 to April 2013, managing partner of Deloitte & Touche Colombia, chairman of the board of directors of Deloitte Latin America (Colombia), and managing partner for Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche. He served as a member of the board of directors of Propal, Assenda, Carpak, Integrar, Pensiones y Cesantías Colpatria, Cali’s Chamber of Commerce, Andi, Ciamsa, Industrias Lehner, among others.

Mr. Leshaw has serve as an independent director since April 2018. He obtained a degree in law from New York University School of Law (1989), and a B.A. Political Science and Religion, from Tufts University. James Leshaw has more than 25 years of experience as a commercial lawyer handling domestic and international business disputes and transactions throughout the United States, Latin America, the Caribbean and Europe. His practice is now dedicated to serving as a mediator and arbitrator and providing general counsel and financial family office services. Jim currently serves as chair of the Florida Bar´s International Law Section´s.

Executive Officers

The Company is managed by the board of directors and its executive officers. Our Chief Executive Officer and Chief Financial Officer are appointed by the board, in compliance with the vacancy procedures set forth in the Joint Action Agreement. Other executive officers are selected by the Chief Executive Officer.

Name	Position	Appointment Date	Age	Nationality
Hernán Rincón Lema	Chief Executive Officer of Avianca Holdings S.A.		65	Colombian
Roberto Held	Senior Vice-President of Finance and Chief Financial Officer		42	Colombian
Renato Covelo	Senior Vice-President General Counsel and Secretary		43	Brazilian
Gerardo Grajales López	Executive Vice-President of Strategic Business Units		55	Colombian
Santiago Andrés Diago*	Executive Vice-President of Customer Experience		49	Colombian
Eduardo Asmar	Senior Vice-President of Strategy and Network		53	Colombian
Ana María Rubio	Senior Vice-President of Human Resources		47	Colombian
Silvia Mosquera	Senior Vice-President of Sales, Marketing and Revenue		41	Spanish
Matthew Vincett	Chief Executive Officer of LifeMiles Ltd.		46	Canadian
María Paula Duque	Senior Vice-President of Strategic Relations and Customer Experience		48	Colombian
Gustavo Cadavid	Senior Vice-President of Customer Service		42	Colombian

*	As of January 15, 2018, Mr. Diago is no longer the Company’s Executive Vice-President of Customer Experience. His Vice-Presidency has been restructured into two: Senior Vice-Presidency of Customer Service, currently managed by Gustavo Cadavid, and Senior Vice-Presidency of Strategic Relations and Customer Experience, currently managed by María Paula Duque.

Mr. Rincón has served as our Chief Executive Officer since March 2016. Previously, he worked in companies of the technology and telecommunications industries, such as Microsoft, Ferag Americas, Cocelco and Grupo Unysis. Mr. Rincón holds a bachelor of arts degree in mathematics and computer science from State University of New York, a master of science degree in industrial engineering from Universidad de los Andes in Colombia, and a master’s degree from Harvard’s John F. Kennedy School of Government, where he was a member of the prestigious Edward S. Mason Fellowship.

Mr. Held has served as our Senior Vice-President of Finance and Chief Financial Officer since November 2016. He holds an industrial engeneering degree from Universidad de los Andes in Colombia, a post-graduate degree in financial law from Universidad de los Andes, and an executive MBA from Instituto de Empresa in Madrid. Prior to joining the Company, Mr. Held served as Chief Financial Officer for Procafecol S.A.-Juan Valdez Coffee, and had a 10-year carrer at Citi as Vice-President of Cash Management, Vice-President of Equity Capital Markets & Trading Unit for Colombia and Perú. He also worked for 5 years at the Colombian Stock Exchange, holding different positions.

Mr. Covelo has served as our Senior Vice-President General Counsel and Secretary since December 2016. He holds a law degree from the law school of Faculdades Metropolitanas Unidas in São Paulo, a post-graduate degree in corporate and economics law from the Getulio Vargas Foundation, and a master’s degree in international law from the University of São Paulo. Prior to joining the Company, he served as General Counsel of Azul Linhas Aéreas Brasileras S.A. and worked in several law firms, including the prestigious Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also worked in the legal departments of various organizations in Brazil.

Mr. Grajales has served as our Executive Vice-President of Strategic Business Units since November 2016, prior to which he served as our Executive Vice-President and Chief Financial Officer since February 2010, and as Avianca’s Chief Financial Officer from May 2002 to February 2010. He has a B.S. in business administration from Universidad ICESI in Cali and an M.S. in finance from Baltimore University. Prior to his service with us, Mr. Grajales was the treasurer of Gillette Colombia from 1991 to 1995. He joined Baxter Pharmaceutical as Chief Financial Officer in 1995 and also acted as that company’s marketing director for the Andean countries of Ecuador, Peru and Venezuela. In 1998, he worked in the electric power industry in Colombia as the Chief Financial Officer of 3 power distribution companies owned by Houston Power and Light, and subsequently acted as Chief Executive Officer of 2 thermal power plants located near Cartagena, Colombia, operated by AES Corp.

Mr. Asmar has served as our Senior Vice-President of Strategy and Network since August 2010, prior to which he served as our Vice-President of Planning since November 2005, as our Director of Network Planning from 2002 to 2005, and as our Chief of Network Planning from 1995 to 2002. He has a degree in systems engineering from Universidad de los Andes in Bogotá.

Ms. Rubio has served as our Senior Vice-President of Human Resources since July 2015. She holds a bachelor’s degree in business administration and finance from Politécnico Grancolombiano in Colombia, and a post-graduate degree in human resources from Universidad de los Andes in Colombia. Previously, Ms. Rubio served as Human Resources Director at Merck’s KGaA for Latin America, where she oversaw 21 countries from 2010 to 2015, and as Vice-President of Human Resources of Copa Airlines Colombia from 2006 to 2010.

Ms. Mosquera has served as our Senior Vice-President of Sales, Marketing and Revenue since November 2016. She holds a degree in chemical engineering from Universidad de Santiago de Compostela in Spain, and a post-graduate degree in general management (Programa Dirección General) from IESE Business School. Before working with us, Ms. Mosquera served as Chief Commercial Officer at Iberia Express, Iberia Group’s low-cost airline, and occupied the position of Director of Strategy, Routes and Revenue Management at Vueling, a post which she had previously held at Clickair.

Mr. Vincett has served as Chief Executive Officer of LifeMiles Ltd., since 2015. He was Vice-President of our loyalty business unit since 2010, where he led the integration of the loyalty areas of Avianca and Taca, the creation and development of the LifeMiles program and the spin-off of our loyalty business unit. Prior to his tenure at Avianca, Mr. Vincett served as Commercial Vice-President and Regional Airlines Vice-President at Taca. He holds a bachelor of arts from University of Western Ontario in Canada and a master’s in business administration from Institut Européen d’Administration des Affaires (INSEAD) in France.

Ms. Duque has served as Senior Vice-President of Strategic Relations and Customer Experience since January 2018. She holds a Communications Management MSc from Strathclyde University in England. Throughout her career she has held key positions in the Telecommunications industry with Colombian companies including the ETB (Empresa de Telecomunicaciones de Bogotá) “ETB:CB” and EPM (Empresas Públicas de Medellín). Between 2002 and 2005, Ms. Duque was Colombia’s Vice-Minister of Communications, after this position she served as Public Sector Manager and Director of Andean Business Segments with Microsoft.

Mr. Cadavid has served as Senior Vice-President of Customer Service since January 2018. He has a degree in industrial engineering from Universidad Nacional de Colombia, a post graduate degree in statistics from the same university and a Masters in Business Administration from the Tecnológico de Monterrey, México. Prior to his current role in the company, he was the General Director for Deprisa, a business unit dedicated to courier service. Apart from this, Mr. Cadavid initiated his career during 2002 in revenue management where he served for 6 years as Vice-President of Revenue Management & Pricing.

The business address for all our directors and senior management is c/o Avianca, Avenida Calle 26 No. 59-15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

B.	Compensation

In 2017, we paid approximately $4.2 million in aggregate cash compensation to our executive officers. In addition, in 2017 we paid approximately $0.84 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2017, pursuant to an agreement entered in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on a total of 2,129 of our domestic and international flights. We anticipate allowing such family members a similar number of free flights in 2018. We have not set aside any funds for future payments to executive officers or directors. We intend to continue to compensate non-management directors for their service on our board. We currently expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors’ meetings. In addition, members of committees of the board of directors will receive $1,000 for each committee meeting. All members of our board of directors and their spouses will also be entitled to travel free on our domestic and international flights each year.

We had accrued pension benefits and employee benefits of $160.6 million, $155.2 million and $174 million as of December 31, 2015, 2016 and 2017, respectively.

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

On November 5, 2013, the Company listed its ADSs on the New York Stock Exchange. As a consequence, the terms of the Compensation Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will be (i) the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Compensation Plan and $15, and (ii) divided by eight, considering that each ADS represents eight preferred shares, and multiplying the resulting amount by the exchange rate of COP1,901.22 per $1 (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification did not affect the first tranche which vested on March 15, 2013.

Additionally, the Company issued 1,840,000 new awards, or the New Awards, to the Board of Directors and certain executives on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Compensation Plans.

As of December 31, 2017, 18,026,158 awards were outstanding. A summary of the terms of the 1,840,000 New Awards is as follows:

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

Our board of directors is currently comprised of 10 members, whose terms will expire on March 31, 2018. See “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management.” None of the directors have entered into any service contract with the Company.

Committees of the Board of Directors

The following is a brief description of the committees of our board of directors:

Audit and Corporate Governance Committee

Our audit and corporate governance committee consists of three independent directors, which currently are Mr. Óscar Darío Morales, Mr. Isaac Yanovich and Mr. Juan Guillermo Serna. The committee aids the board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing compliance with legal and regulatory requirements, and reviewing the independence, qualifications and performance of our internal and independent auditors. The committee is also responsible for:

•	the appointment, compensation, and oversight of our internal auditor;

•	reviewing and approving the annual audit plan presented by our internal auditor;

•	reviewing, on an annual basis, a report by the internal auditor describing our internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between the Company and the internal auditor;

•	discussing the annual audited and quarterly unaudited consolidated financial statements with management and the independent auditor;

•	assessing the performance of our internal auditor,

•	reporting to the board of directors regarding: (i) quality and sufficiency of our consolidated financial statements, (ii) compliance with legal and regulatory requirements, (iii) performance and independence of our external auditor, and (iv) performance of the internal auditor;

•	reviewing and approving material related party transactions to address potential conflicts of interest;

•	meeting periodically with the independent auditor, internal auditors and management;

•	together with the independent auditor, reviewing any difficulty encountered by the internal audit team during the audit process;

•	establishing policies on hiring employees or former employees of the independent auditor;

•	annually reviewing and reassessing the adequacy of the committee’s written charter and recommending any changes to the board of directors;

•	conducting an annual performance review and evaluation of the audit committee; and

•	handling other matters that are specifically delegated to it by the board of directors from time to time.

Human Resources and Compensation Committee

Our human resources and compensation committee consists of four directors, which currently are Mr. Roberto Kriete, Mr. Ramiro Valencia, Mr. Isaac Yanovich and Mr. José Efromovich. The committee aids the board of directors with the compensation of the Company’s directors, executive officers and employees. It also recommends the basic compensation policies that it believes should be undertaken regarding executive officers and employees and the objectives that should be taken into account in connection with such compensation. On October 2016, Mónica Aparicio formalized her resignation as a member of the board of directors, and her position will remain vacant until the Company’s shareholders determine her replacement.

Finance and Investments Committee

Our finance and investments committee consists of five directors, which currently are Mr. Roberto Kriete, Mr. Alexander Bialer, Mr. Álvaro Jaramillo, Mr. Juan Guillermo Serna and Mr. Óscar Darío Morales. The committee aids the board of directors monitor the Company’s financial performance and risk management; it is responsible for analyzing and recommending capital and debt structures to the board.

The committee is responsible for to monitor the financial performance of the company, as well as risk management, it is responsible for analyzing and recommending the capital and debt structure to the Board.

D.	Employees

As of December 31, 2017, we had a total of 25,306 employees.

Approximately 58% of our employees are located in Colombia, 8% in Peru, 5% in Ecuador, 16% in El Salvador, 6% in Costa Rica and 7% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2017	2016	2015	2014	2013
Pilots	2,174	1,935	1,949	1,999	1,774
Flight attendants	3,484	3,321	3,348	3,179	2,818
Mechanics(1)(2)	2,285	2,225	2,148	2,159	1,681
Customer service agents, reservation agents, ramp and other(2)	5,910	8,073	8,337	9,303	8,662
Management and clerical(2)	5,425	5,507	5,363	3,905	4,218
Others	6,028	—	—	—	—
Total employees	25,306	21,061	21,145	20,545	19,153

(1)	The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.
(2)	Includes third-party contractors and cooperative members in the following amounts:

Collective Bargaining Agreements

Typically, our collective bargaining agreements in Colombia, Chile, Argentina, Brazil, Peru and Mexico last from two to five years. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-downs or stoppages or any prolonged dispute with our employees members of any of these unions, or any other sizable number of our employees, could have a direct material adverse impact on our operations.

We provide our employees benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits. Many of these benefits are provided under various benefits plans, while others are provided on a voluntary basis with the exclusive purpose to recruit and retain valuable employees. Voluntary benefit plans cover , flight attendants and ground personnel, and are scheduled to remain in effect. These plans may be subject to litigation especially during the time following significant plan changes.

Our non-unionzed employees outside Colombia are also beneficiaries of our voluntary benefits programs and we also provide in these countries employee benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits

Colombia

In Colombia, approximately 19% of our 11,142 employees, including 47% of our 1,426 pilots, are unionized as of December 31, 2016. The rest of our employees in Colombia are beneficiaries of our voluntary benefits program. We believe we generally maintain good relations with our unionized and non-unionized employees. There are currently eight unions covering our employees in Colombia: the National Workers Union of Avianca, the National Union of Aircraft Industry Workers, the Colombian Association of Flight Attendants, the Colombian Association of Civil Aviators, the Colombian Association of Aircraft Mechanics, the Colombian Association of Flight Engineers, the Colombian Union of Air Transportation Workers and the Association of Tampa Cargo Workers.

On 2017, we successfully concluded negotiations with the Association of Aviators of Avianca (ODEAA), and signed a collective agreement. This association represents approximately 55% of our pilots in Colombia. This collective agreement with the Colombian pilots association includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. The renewal of this agreement will be negotiated in March 2020.

On November, 2017, SINTRATAC submitted to Avianca the terms of a new collective bargaining agreement, that will be renegotiated on February of 2018. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting for the direct settlement agreement stage to take place to resolve this dispute.

On September 20, 2017 the Colombian Association of Civil Aviators “ACDAC” initiated a cease of activities that lasted 51 days and caused the cancellation of approximately 50% of our flights. The cease of activities ended on November 11, 2017. For more information, see “Item 3. Key Information – Part D. Risk Factors – We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operation” and “Item 3. Key Information – Part D. Risk Factors – Labor disputes may result in a material adverse effect on our results of operations.”

On July 2017, Tampa Cargos S.A.S successfully concluded negotiations with the Colombian Association of Civil Aviators and signed a collective bargaining agreement for the first time with them. This association represents approximately 44.7% of our pilots. This collective agreement with the Colombian pilots association includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. The renewal of this agreement will be negotiated in December 2019.

On November, 2017, SINTRATAC submitted to Tampa Cargos S.A.S the terms of a new collective bargaining agreement, but we were unable to reach an agreement and we are awaiting for the request to go to arbitration. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting confirmation of a bindind arbitration award to resolve this dispute

Other Countries

There are currently seven unions in four different countries covering our employees outside Colombia as follows: three labor unions in Peru that cover 33% of our employees in Trans American Airlines S.A., two labor unions in Mexico that cover 100% of our employees in Taca de Mexico S.A., one labor union in Chile that covers 6% of our employees in Grupo Taca de Chile, and one labor union in Argentina that covers 45% of our employees in Trans American Airlines S.A.

Four of the collective bargaining agreements will be subject to negotiations in 2018, the Workers Union of Trans American Airlines –SINTAITRA, and the Pilots Union of Trans American Airlines –SIPTRA, SNTTTASS and the Association 1° of May. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our unionized and non-unionized employees, in all countries. We currently do not have any material labor claims and have not experienced material work stoppages for the past sixteen years.

We cannot predict the duration of any labor dispute with our unions or the terms of our future collective bargaining agreements, therefore we cannot accurately predict the impact of labor disputes on our financial results or operations. Any renegotiated collective bargaining agreement could feature significant wage increases, which could result in an increase in our operating expenses

Our non-unionized employees outside Colombia are also beneficiariesof our voluntary benefits program and we also provide in these countries employee benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits.

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

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of the Company’s shares held by Synergy and Mr. Roberto Kriete may be deemed to have beneficial ownership of the Company’s shares held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders.” As of March 31, 2018, all other members of the board of directors and executive officers owned less than 1% of the Company’s preferred shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2018.

	Beneficial ownership (as of March 31, 2018)
	Common Shares	%	Preferred Shares(3)%
Synergy Aerospace Corp(1)	516,000,000	78.1%	—	—
Kingsland Holdings Limited(2)	144,800,003	21.9%	—	—
Directors and officers	—	—	24,381	0.01%
Others	—	—	340,483,536	99.99%
Total	660,800,003	100.0%	340,507,917	100.0%

(1)	Company registered according to the laws of the Republic of Panama, 100% property of the Synergy Group, a company also constituted in Panama. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares. Most of Avianca Holding’s common shares owned by Synergy have been pledged to secure loans from third parties.
(2)	Special purpose company incorporated under the laws of the Commonwealth of the Bahamas, 100% indirect property of Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.
(3)	Including 4,320,632 preferred shares held by Fidubogota on behalf of the Company.

Approximately 33.6% of our outstanding capital stock (excluding preferred stock held by Fidubogota on our behalf) consists of preferred shares, including those represented by ADSs, and approximately 66% of our outstanding capital stock consists of common shares held by Synergy (516,000,000) and Kingsland (144,800,003). A majority of the common shares owned by Synergy have been pledged to secure loans from third parties. If in the future such pledged shares were foreclosed upon, and sold in foreclosure to one or more third parties, a change of control could occur.

In May 2011, Synergy and Kingsland converted 15,000,000 and 42,600,000 common shares, respectively, into preferred shares, in connection with the initial public offering of the Company’s preferred shares in Colombia.

In November 2013, Kingsland, Inter Allied Holdings Two Corp. and Mr. A. Daniel Ratti converted 69,999,997, 2,800,000 and 2,800,000 common shares, respectively, into preferred shares, in connection with the initial public offering of the Company’s ADSs in the United States.

On November 27, 2014, Synergy converted 5,000,000 common shares into preferred shares.

Synergy and its control persons own controlling interests in several other businesses, including OceanAir, a Brazilian airline, and Avian, an Argentinean airline, with which we have significant business transactions and agreements. For further information regarding our relationship with OceanAir, see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions.” Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of Synergy.

Kingsland’s sole purpose is holding the Company’s shares for the benefit of certain members of the Kriete family.

As of March 31, 2018, there were no registered holders of any of the Company’s common shares in the United States. On the other hand, it is not practicable for us to determine the number of holders of our preferred shares in the United States.

Joint Action Agreement with Synergy and Kingsland

We and our controlling shareholders, Synergy and Kingsland, are parties to the Joint Action Agreement that became effective upon the consummation of our November 2013 U.S. initial public offering, which gives Synergy and Kingsland veto power over certain strategic and operational transactions. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the ADSs and our Preferred Shares—Our two main shareholders have veto power over certain strategic and operational transactions, and their interests may differ significantly from the interests of other shareholders” and “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Joint Action Agreement.”

B.	Related Party Transactions

We currently engage in, and we expect from time to time to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules), which comply with transfer pricing rules applicable in the corresponding jurisdictions and Corporate Governance Policies.

Termination of Avianca’s option to acquire OceanAir and resulting debt owing to Avianca and subsidiaries.

On January 1, 2009, our subsidiary Avianca entered into an agreement, or the Option Agreement, with the shareholders of OceanAir (i.e. Germán Efromovich, José Efromovich and SpSYn Participações S.A., or SpSYn). Synergy Group, guaranteed the obligations of OceanAir and of its shareholders under the Option Agreement. Synergy Group is beneficially owned by Germán and José Efromovich and José Efromovich controls SpSYn. Under the Option Agreement, Avianca received an option to acquire all outstanding shares of OceanAir and in exchange was obligated to provide the working capital required by OceanAir during the term of the Option Agreement in the form of loans, advances or capital contributions. The option exercise price was equal to the outstanding balance of the debt of OceanAir, its shareholders and their affiliates with Avianca and its subsidiaries at the exercise date of the option.

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

On December 31, 2014, the $22.6 million payment became due under the termination agreement but was not received. On March 24, 2015, we entered into an agreement with SpSYn and the other parties under the termination agreement whereby Synergy committed to make this payment (plus interest accruing at LIBOR plus 5.5%), with the dividends paid by Avianca on October 2015 and 2016. On October 23, 2015 Synergy made a total payment amounting to $11.0 million, which includes $1.2 million of accrued interest at the payment date. On December 6, 2016 the above-mentioned agreement was amended to extend the payment date until October 31, 2017, whereby Synergy made a payment of approximately $0.8 million of accrued interest on December 22, 2016. The balance of the debt as of December 31, 2017 was approximately $14.365 million.

As per our public disclosure dated December 26, 2017, we continue to conduct legal, financial and operative diligence review to seek a potential combination of Avianca Holdings with OceanAir in terms reasonable and fair to both companies. After such processes are concluded, we will seek to enter into negotiations for a potential combination. If both parties reach an agreement, the definitive terms and conditions shall be subject to the consideration and approval of the relevant corporate bodies and other authorizations required under applicable law.

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

Lease and sublease of aircraft to and from OceanAir

As of December 31, 2014, we subleased two Airbus 319s to OceanAir. The subleases are scheduled to expire on May 4, 2022 and July 2, 2020, respectively. OceanAir is required to make lease payments of $327,000 and $339,000 per month, respectively, for the two aircraft. In the event that OceanAir does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. As of December 31, 2015, $5.5 million of lease payments from OceanAir were past due. On March 24, 2015, we reached an agreement with OceanAir whereby OceanAir will pay us a total amount of $6.5 million (plus interest accruing at LIBOR plus 5.5%), which includes the past due payments on leases and other services to settle these agreements. On October 23, 2015, OceanAir made a total payment amounting to $6.8 million, which includes $0.3 million of accrued interest at the payment date.

During the first half of 2014, we subleased an A330F to OceanAir and entered into a block space international cargo operations agreement and an intermediary commercial agreement for domestic cargo operations in which OceanAir is the operator in both the domestic and international markets.

Passenger sales agency and code sharing agreements with OceanAir

Since September 1, 2012, OceanAir has been acting as a general sales agent for passenger transportation services for Avianca, Trans American Airlines S.A. and LACSA in Brazil. Under an agreement we have entered into with OceanAir, OceanAir has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. OceanAir is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment of approximately $2.8 million to cover its expenses. There are other ancillary services provided related to legal representation and management of passengers claims. OceanAir has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefor are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

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

During the year ended December 31, 2017, our total expenses related to services provided by these affiliates was $19.5 million.

Joint Action Agreement

We are a party to a Joint Action Agreement, which provides Synergy and Kingsland each with the right to appoint a number of directors proportional to their ownership of the Company’s common shares, and forces Avianca Holdings to take all necessary actions to enforce the provisions set therein. The Joint Action Agreement also provides that a majority of the directors shall be “independent” under the rules and regulations of the NYSE.

The Company’s operations are controlled by its management, under the direction and supervision of the board of directors, however, the Joint Action Agreement gives Synergy and Kingsland veto power over certain strategic and operational transactions including, among others:

•	mergers and consolidations;

•	certain acquisitions or investments over $30 million in any single instance or over $75 million in the aggregate during any fiscal year, except as already contemplated in our annual business plan and budget;

•	changes to our annual business plan and budget;

•	capital expenditures over $120 million in the aggregate during any fiscal year, except as already contemplated in our annual business plan and budget;

•	material changes to our charter / bylaws or another similar document;

•	issuance or sale of voting stock; and

•	related party transactions.

If Kingsland exercises any of its veto rights, Synergy has the option to deliver a buyout notice with respect to 100 million of our common shares held by Kingsland, or if Kingsland owns less than 100 million common shares, all such common shares, or the Buyout Shares. After the issuance of a buyout notice, Kingsland and Synergy will attempt to come to a mutual agreement regarding the matter with respect to which Kingsland exercised its veto. If all necessary Board and stockholder approvals are obtained and the matter is not resolved prior to the later of the 21st day after of the issuance of the buyout notice or the third business day after the Board or stockholder approval, or the Buyout Determination Date, Synergy may purchase the Buyout Shares at a price per share equal to the weighted average price per preferred share (as derived from the price per ADS) during the 60 trading days immediately prior to the date on which Kingsland exercised its veto plus a premium. Synergy also has the option to withdraw the buyout notice within 120 days following delivery by Synergy to Kingsland of the buyout notice, and if Synergy fails to purchase the Buyout Shares within 180 days following delivery by Synergy to Kingsland of the buyout notice, Synergy will be obligated to pay Kingsland 10.0% of the fair value of the Buyout Shares. If Synergy purchases the Buyout Shares, Kingsland’s veto is deemed withdrawn, we may consummate the matter, and Kingsland will lose its veto rights under the Joint Action Agreement.

In addition, under the Joint Action Agreement, certain transactions require the approval of most of the independent directors before being submitted to the full board for approval, including:

•	commencement and/or settlement of litigation over $5 million;

•	commencement of any bankruptcy or insolvency proceeding and/or dissolving or liquidating or agreeing to dissolve or liquidate;

•	certain incurrences of indebtedness;

•	adoption or amending of any equity incentive plan;

•	execution of certain material or long-term contracts and licenses;

•	modification of our dividend policy; and

•	other potentially significant strategic and operational actions affecting us.

If Synergy sells to a buyer substantially all of its airline assets or undergoes a change of control, Kingsland will have the option, upon written notice, to require such buyer (and if such buyer fails to do so, Synergy) to purchase our shares from Kingsland.

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

Kingsland’s veto rights will partially terminate when Synergy owns more than four times the amount of our common shares as Kingsland and Kingsland owns less than 16.5% of our common shares. Kingsland’s and Synergy’s veto rights and their rights to nominate directors will terminate when Synergy owns more than five and one-half times the amount of our common shares as Kingsland. The Joint Action Agreement will also terminate if Kingsland undergoes a change in control or when Kingsland owns less than 3.0% of our common shares, but if the agreement terminates because of a decrease in Kingsland’s common share ownership percentage Kingsland will continue to have the right to nominate Roberto Kriete as our director so long as it owns at least 1.0% of our common shares. The Joint Action Agreement can be terminated upon agreement by its parties.

Amendments to our articles of incorporation (Pacto Social)

Upon the consummation of our November 2013 U.S. initial public offering, our articles of incorporation (Pacto Social) were amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement. On March 25, 2014, our articles of incorporation (Pacto Social) were further amended to reflect the appointment of a Vice-President of Operations who shall act as Chief Operating Officer of the Company. In the ordinary meeting held on March 16, 2018, the shareholders unanimously approved, the amendment of article 14 of our articles of incorporation, removing the following administrative positions from its corporate structure of: COO (Chief Operating Officer) and CRO (Chief Revenue Officer). The filing of this last amendment with the relevant Panamanian governmental authorities is still pending.

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

Litigation

Kingsland Litigation Note to Avianca

On February 28, 2017 we were named as a defendant in a lawsuit filed in New York state court by Kingsland . The case is captioned Kingsland Holdings Ltd. v. Synergy Aerospace Corp., Avianca Holdings S.A., Germán Efromovich, José Efromovich, and United Airlines, Inc., Index No. 651035/2017. The plaintiff, Kingsland, is our largest minority shareholders and a party to the Joint Action Agreement. Roberto Kriete is the Chairman of Kingsland and is a member of our Board of Directors. The complaint also names as defendants Synergy, Germán Efromovich, José Efromovich, and United Airlines, Inc. Synergy is our majority shareholder and a party to the Joint Action Agreement. Germán Efromovich is Chairman of our Board of Directors. José Efromovich is a member of our Board of Directors. The complaint alleged, among other things, that we breached the Joint Action Agreement with respect to its entry into an exclusivity agreement with United Airlines to facilitate negotiations of a potential strategic commercial alliance.

On March 27, 2017 we filed a lawsuit in New York state court against Kingsland Holdings Ltd. and Roberto Kriete. The case is captioned Avianca Holdings S.A. v. Kingsland Holdings Ltd. and Roberto José Kriete, Index No. 651599/2017. We, among other things, asked the court for an order preventing Kingsland and Roberto Kriete from any further dissemination of confidential information and requiring Kingsland to comply with its contractual obligations under the Joint Action Agreement.

On November 29, 2017, we and Kingsland agreed to withdraw our respective lawsuitsand jointly filed a stipulation with the court dismissing the actions without prejudice.

Litigation Involving Subsidiaries

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Out of the total claims and legal actions management has estimated a probable loss of $11.7 million. See Note 31 claims to our audited consolidated financial statements as of and for the year ended December 31, 2017.

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of our common shareholders. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our general shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

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

On March 16, 2018, an dividend of COP 98.6 per share was declared at our general shareholders meeting which is paid to shareholders of record in four equal payments of COP 24.65 per share on June 29, July 31, August 31, and September 28, 2018 and represents an aggregate dividend payment of COP 98,728,960,091.00,payable to shareholders of the preferred and common shares, including ADS.

On March 31, 2017, a semi-annual dividend of COP38.5 per share was declared at our general shareholders meeting which is to be paid to shareholders of record no later than July 31st and October 31st, 2017 and represents an aggregate dividend payment of COP77,100,709.84, payable to the holders of the preferred shares and common shares, including ADS.

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

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2011 (beginning from the commencement of trading on May 11, 2011)	5,390	3,105	—	—
2012	4,705	3,290	—	—
2013 (in the case of the ADSs, beginning on November 6, 2013)	4,646	3,435	15.44	14.00
2014	4,485	3,205	18.39	10.46
2015	3,900	1,445	13.06	3.59
2016	3.8	1,495	10.18	3.48
2017	3,740	2,420	10.19	6.45

The following table sets forth for each quarter since January 1, 2016 the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
2016:
First quarter	2,035	1,495	5.41	3.48
Second quarter	2,745	1,885	7.51	4,87
Third quarter	2,595	2.2	7.15	5.8
Fourth quarter	3,8	2,315	10,18	6,25
2017:
First quarter	3,740	2,555	10.19	7.00
Second quarter	2,780	2,420	7.69	6.50
Third quarter	3,015	2,490	8.29	6.45
Fourth quarter	3,080	2,590	8.20	6.82
2018:
First quarter	3,340	2,825	9.50	7.85

The following table sets forth for each of the most recent six months in the case of our preferred shares and our ADSs the high and low closing prices of our preferred shares on the Colombian Stock Exchange as reported by the Colombian Stock Exchange and of our ADSs on the NYSE.

	Preferred Shares		ADSs
	High	Low	High	Low
	(in COP/share)		(in US$/share)
October 2017	2,875	2,670	7.94	7.07
November 2017	2,900	2,590	7.81	6.82
December 2017	3,080	2,930	8.20	7.78
January 2018	2,990	2,855	8.34	7.85
February 2018	3,340	2,825	9.45	7.85
March 2018	3,295	2,980	9.50	8.47

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On November 22, 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. The Latin American Integrated Market is the leading market in terms of number of issuers (approximately 636 as of December 2017), the second in terms of market capitalization and the third in terms of volume in Latin America.

The total value of equities traded on the Colombian Stock Exchange during 2017 was COP 41.2 trillion (including spot and repurchase and securities lending transactions) with a daily average of COP 170,34 million, representing a nominal decrease of 0,73% from the daily average value of equities traded in 2016. Spot transactions over equities traded during 2017 was COP 33.6 trillion with a daily average of COP 138.6 million, representing a nominal decrease of 3.97% from the daily average value of spot transactions traded in 2016. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2008.

	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Number of listed companies	69	70	73	74	79	82	83	86	87	89
Market capitalization (in trillions of COP)	364	311	278	364	416	484	404	418	287	196

Source: Colombian Stock Exchange.

At December 31, 2017, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 75% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2017 represented 76% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
41	42	40	40	49	71	68	54	40	40

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

On July 8, 2005, the Colombian Congress enacted the Colombian Securities Market Law (Ley del Mercado de Valores, Law 964 of 2005). Pursuant to Law 964 and Decree 663 of 1993, as amended, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the Colombian Superintendency of Finance.

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

As a general rule, pursuant to Decree 2555 of 2010, as amended, any transaction involving the sale of publicly traded stock in an amount of Colombian pesos equivalent or superior to 66,000 Units of Real Value (Unidades de Valor Real), an index calculated by the Central Bank of Colombia on a daily basis based on the monthly fluctuation of the consumer price index (índice de precios al consumidor), must be effected through transaction modules subject to the inspection and supervision of the Colombian Superintendency of Finance. Trading transactions of securities of non-Colombian companies outside Colombia are generally exempt from this requirement. Stock transfers originated in operations different from buying or selling or conducted between two parties who are acting for the same beneficial owner are exempt as well, but must be informed to the Colombian Superintendency of Finance five days prior to the transaction. Decree 2555 expressly prohibits any issuer from registering such transactions which do not comply with these requirements in its share registry.

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

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository and clearing facility for securities of private issuers in charge of administering the transfer and registry of securities and facilitating the exercise of economic and political rights of securities holders. Deceval formally began operations in 1994 and its activities are regulated by Law 964 of 2005 and Decree 2555 of 2010, as amended. Settlement procedures could then be made either through physical delivery or in book-entry form. Except for some specific public auction procedures, since 2001 the settlement of securities transactions on the Colombian Stock Exchange is customarily made at T+3 through Deceval’s book-entry system. In 2017, the BVC and Deceval underwent a corporate integration in order to decrease transaction costs on operations and create a more competitive market. There also exists in Colombia a limited clearing facility through the Colombian Central Bank for government-issued or government-guaranteed securities.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are mainly engaged in the air transportation of passengers and cargo, although our articles of incorporation grant us general powers to engage in other lawful businesses, as set forth in Article 2.

Description of Capital Stock

General

Our articles of incorporation authorize us to issue 4,000,000,000 shares of capital stock, par value of $0.125 per share, which may be divided into common shares and shares with preferred dividend and limited voting rights, or our preferred shares.

As of December 31, 2017, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. If at any time preferred shares represent more than 75% of our capital stock, preferred shares may be issued upon the affirmative vote of holders of at least 70% of the outstanding common shares and holders of at least 70% of the outstanding preferred shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

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

Each holder of preferred share is entitled to, among other things:

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights

Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation and the notice for a given meeting so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Panama	Delaware

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Panama	Delaware
Other Shareholder Rights

Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.
Anti-takeover Provisions

Panamanian corporations may include in their articles of incorporation or by-laws classified board and super-majority provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Panamanian securities law (article 150 unified text) hostile-takeover provisions apply only to companies that are (1) registered with the SMV for a period of six months before the public offering; (2) have over 3,000 shareholders, the majority of which reside outside of Panama; (3) have a permanent office in Panama with full time employees and investments in the country for more than $1,000,000; and (4) the corporation is organized under the laws of the Republic of Panama or duly register as a foreign company in the Public Registry of Panama.	Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested stockholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:

Panama	Delaware

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

The law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.

Panama	Delaware
Previously Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.	No comparable provisions exist under Delaware law.

Panama	Delaware
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

In 1990, the Colombian government adopted a policy of gradual currency liberalization. Foreign exchange holdings abroad were permitted, and in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the commercial foreign exchange market (mercado cambiario).

Law 9 of 1991 and Resolution 8 of 2000 of the Central Bank, as amended, establish two types of markets for foreign currency exchange: (1) the free market, which consists of all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX market (as defined below), or the free market. The free market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (2) the controlled market, or the FX market, which consists of (a) all foreign currencies originated in operations considered to be operations of the FX market, or the controlled operations, which may only be transacted through foreign exchange intermediaries or through the registered compensation accounts mechanism, or the compensation accounts, or (b) foreign currencies, which although not required to be bought from a foreign exchange, including the FX market, are voluntarily channeled through such market.

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

The Central Bank and the Ministerio de Hacienda y Crédito Publico (Colombian Ministry of Finance and Public Credit, or MHCP) have, in the past, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•	up to a 50.0% non-interest bearing deposit requirement at the Central Bank, applicable to short-term portfolio investments. As of 2008, the deposit was rescinded;

•	restrictions on the repatriation of foreign direct investments, which was rescinded in 2008; and

•	interest-free deposits with the Central Bank applicable to the proceeds resulting from debt in foreign currency. Currently, the percentage of this deposit is 0%.

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

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2015	3,356.00	2,360.58	2,743.39	3,149.47
Year ended December 31, 2016	3,434.89	2,833.78	3,050.98	3,000.71
Year ended December 31, 2017	3,092.65	2,837.90	2,000.33	2,984.00
(through March 31, 2018)	2,984.00	2,780.04	2,951.32	2,780.47

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Quarter	High	Low	Average(1)	Period-End
	(in COP)
First Quarter 2016	3,434.89	3,022.35	3,249.04	3,022.35
Second Quarter 2016	3,117.83	2,833.78	2,994.68	2,916.15
Third Quarter 2016	3,110.43	2,840.38	2,946.25	2,879.95
Fourth Quarter 2016	3,187.97	2,880.08	3,015.77	3,000.71
First Quarter 2017	3,004.43	2,851.98	2,922.47	2,880.24
Second Quarter 2017	3,053.90	2,837.90	2,949.29	3,038.26
Third Quarter 2017	3,092.65	2,893.18	2,948.35	3,011.44
Fourth Quarter 2017	3,055.57	2,921.92	2,986.03	2,984.00
First Quarter 2018	2,984.00	2,780.04	2,858.87	2,780.47

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2017	3,011.44	2,921.92	2,953.76	3,011.44
November 2017	3,055.57	2,976.39	3,013.47	3,006.09
December 2017	3,029.75	2,962.14	2,991.76	2,984.00
January 2018	2,984.00	2,783.13	2,868.57	2,844.14
February 2018	2,908.70	2,806.67	2,860.25	2,855.93
March 2018	2,879.15	2,780.04	2,847.93	2,780.47

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

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

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our preferred shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person required to accelerate the recognition of any item of gross income with respect to our preferred shares or ADSs as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the U.S. dollar.

As used herein, “U.S. Holder” means a holder of our preferred shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation generally is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Therefore, we believe that dividends paid on our ADSs will, subject to the discussion above, be eligible for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. Moreover, we do not believe that dividends that we pay on our preferred shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our preferred shares or ADSs and the proceeds from the sale, exchange or other disposition of our preferred shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

The tax bill enacted in December 2016, provides for changes in income tax and value-added tax, among other changes. Among the major changes that are applicable as of January 1, 2017 and following years include: i) taxable income reconciliation, as the reform provided a tax accounting standards based on IFRS rules with certain exceptions; ii) the elimination of the tax credit for international air transport services; and iii) the currency for fiscal effects is COP. Income tax on equity (CREE) and its related surcharges were also abrogated and the income tax rate was increased from 25% up to 34% for 2017 and 33% for 2018 onwards. Likewise, the general rate of VAT was raised from 16% to 19% and VAT is now applicable on certain digital services and all the services supplied from outside the country (reverse charge mechanism applies). A “green” tax on fuels and other oil-derived energy product (carbon emissions) was introduced. However, it should be taken into account that some of the changes mentioned above will not apply to Avianca SA, considering the Legal Stability Agreement that the Company has signed with the Government.

Income tax on dividend income

Dividends distributed by non-Colombian companies such as us are not deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the depositary or any non-resident or non-Colombian company acting as shareholder, will not be subject to income tax in Colombia with respect to dividend income earned from us.

In contrast, resident individuals and Colombian companies acting as shareholders will be subject to income tax in Colombia with respect to dividend income earned from us.

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax, including its surcharge in case the taxpayer is subject to this tax, as follows, in accordance with article 254 of the Colombian Tax Code:

•	The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the income tax rate at which the profits that gave rise to the dividends were subject to;

•	When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the rate at which the profits that generated the dividends were subject to;

(1)	Individuals will be considered Colombian residents for tax purposes if any of the following conditions are met: (1) If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year; (2) If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, on account of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations; (3) National individuals who, during the fiscal year, meet the following conditions: (a) Whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia, (b) That 50% or more of their income is considered Colombian-source, (c) That 50% or more of their properties are administered in Colombia, (d) That 50% or more of their assets are possessed in Colombia, (e) That having been notified by the Tax Authority, did not offer proof of their tax residence abroad, or (f) That have their tax residence in a place considered by the Colombian government as a tax haven. Individuals that according to these rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Authority by means of a tax residence certificate issued by the foreign Tax Authority.
(2)	As of year 2013, (i) companies, legal entities and entities assimilated to these, subject to income tax and liable to file income tax returns, and (ii) non-Colombian companies and entities subject to income tax and liable to file income tax returns in Colombia with respect to Colombian source income earned through branches or permanent establishments, are subject to a new tax called income tax for equality, at a rate of 90%, applied on the highest base between the ordinary net income (which value can be different than the ordinary net income determined for income tax purposes) and the presumptive net income. In addition, from fiscal year 2015 to 2016, a new surcharge applies to CREE taxable income. These surcharge rates are 5% for 2015 and 6% for 2016.

•	To be able to apply the tax credit referred to in paragraph a), the taxpayer must have a direct participation in the capital of the company from which it receives dividends or equity interest (excluding the shares without voting rights).

In the case of paragraph b), the taxpayer must have an indirect participation in the capital of the subsidiary or subsidiaries (excluding the shares without voting rights). The direct and indirect participations must be registered as fixed assets for the taxpayer in Colombia and should have been owned for a period of not less than two years;

•	When the taxpayer receives taxable dividends –subject to tax in the country of origin- the tax credit will be increased by the amount of such tax, multiplied by a proportional formula established by law;

•	In no case may the tax credit referred to in this section exceed the amount of the income tax, when applicable, generated by such dividends in Colombia, multiplied by a proportional formula established by law;

•	To be able to claim the tax credit referred to in paragraphs a), b) and d) of article 254 of the Colombian Tax Code, the taxpayer must prove the payment in each jurisdiction, providing tax payment certificates issued by the corresponding tax authorities or with other appropriate evidence;

•	The rules set forth here for tax credits related to dividends paid from abroad will apply to dividends which are paid as of January 1, 2015, regardless of the taxable period or financial year to which the profits that generated them correspond. Tax credits related to dividends paid from abroad before January 1, 2015, will be treated as stated on Law 1607 of 2012.

The income tax paid abroad may be used as a credit in the taxable year in which the payment is made or in any of the following four taxable years. In any case, the excess of tax credit to be claimed on any of the following four taxable periods is limited to the amount of the income tax generated in Colombia on the same income that gave rise to the tax credit, and cannot be combined with the excess of tax credits originated in other income taxed in Colombia in different taxable periods.

Notwithstanding the above, bear in mind that the amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

Dividends distributed by Colombian companies such as Avianca S.A. to Colombian resident individuals and non-Colombian companies, generated from 2017 onwards, are subject to a new dividend withholding tax. Colombian resident individuals are subject to progressive tax rates of 0%-5%-10% according to the amount paid; non-Colombian companies are subject to a tax rate of 5% in addition to the 35% of the withholding over the taxable dividends distributed.

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

The capital gain tax rate applicable to resident individuals and Colombian companies is 10%. On the other hand, the income tax rate applicable to Colombian companies is 33%. In addition to the statutory rate for 2017 we had a surcharged rate of 6% and for 2018 it will be 4%. For the following years no surcharged rate will apply. Moreover, resident individuals are subject to income tax at marginal rates of 0%, 19%, 28% and 33%.

Profits from the transfer of shares listed in the Colombian stock exchange earned by the same beneficial owner, not exceeding 10% of the outstanding shares of the respective company for a taxable year, will not be subject to income tax or capital gain tax in Colombia.

Accordingly, income resulting from the sale of ADRs or shares in Avianca Holdings S.A. will not be deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the depositary or any non-resident or non-Colombian company acting as investor or shareholder, will not be subject to income tax or capital gain tax in Colombia with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings S.A.

In contrast, resident individuals and Colombian companies acting as investors or shareholders will be subject to income tax or capital gain tax, as the case may be, with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings S.A. Even if the purchaser of the ADRs or the shares is a Colombian company, the seller will not be subject to tax withholdings in Colombia.

Resident individuals and Colombian companies subject to income tax or capital gain tax in Colombia, as the case may be, who earned non-Colombian source income subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax and capital gains tax in Colombia, provided that the tax credit does not exceed the amount of tax payable in Colombia for the same income.

The amount of the tax credit for taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia. Additionally, the amount of the income tax calculated after subtracting the tax credits, cannot be less than 75% of the tax determined under the presumptive income system before tax credits.

Peru

A tax reform was enacted in Peru in December 2016. Among the changes was an increase of the corporate income tax rate from 28% to 29.5%. Likewise, there was a decrease of withholding tax rate for dividends distributed abroad from 6.8% to 5%.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, our SEC filings are also available to the public through the SEC’s website at www.sec.gov. Information found on this website is not incorporated by reference to this document.

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

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use jet fuel options and future agreements. Market risk is estimated as a hypothetical 1.0% increase in the December 31, 2017 cost per gallon of fuel. Based on our 2017 fuel consumption and, assuming the same for 2018, such an increase would result in an increase to our fuel expense of approximately $9.23 million in 2018, not taking into account our derivative contracts. At December 31, 2017, we had hedged approximately 10.36% of our projected 2018 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2016 and December 31, 2017.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017
(in $ thousands)
Options	18,874.60	19,927.14	6,665.04	0	25,539.64	19,927.14
Swaps	0	621.46	0	0	0	621.46

Our fuel hedging policy remained the same in 2016 and 2017 and any difference in the number of options and swaps is due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1.0% higher on average in 2018 than they were during 2017, our interest expense would increase by approximately $10.4 million, and the fair value of our debt would decrease by approximately $41.5 million. If interest rates are 10.0% lower on average in 2018 than they were in 2017, our interest income from cash equivalents would decrease by approximately $0.27 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2017.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenues are in U.S. dollars, creating a natural hedge. However we do have significant obligations, expenses and revenues in Colombian pesos and other currencies. During the year ended December 31, 2017, approximately 75.5% of our revenue and 77.1% of our operating expenses were denominated in, or linked to, U.S. dollars, and approximately 19.7% of our revenues and 15.9% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenues exceed our peso-denominated expenses, the depreciation of the

Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of approximately $2.13 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenues are denominated in such currencies. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Venezuela, Central America and Other Countries in which We Operate—We have significant local currency cash balances in Venezuela, which we may be unable to repatriate or exchange into U.S. dollars or any other currency.”

2016 and 2017 Revenues and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2016	2017	2016	2017
U.S. Dollar	68.0%	75.5%	64.2%	77.1%
Colombian Peso	24.5%	19.7%	22.7%	15.9%
Euro	4.3%	3.2%	2.6%	2.4%
Other	3.1%	1.6%	10.5%	4.6%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:
•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

		•	The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	$.05 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•	$.05 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

		•	Converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares or ADS holders must pay:		For:

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. During 2017, the Company received a payment of $394,880.98 from the depositary.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of the date of our disclosure controls and procedures were effective to provide reasonable that the information required to be enclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is communicated to management to allow timely decisions regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934, as amended. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

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

Our board of directors has designated Juan Guillermo Serna as the “audit committee financial expert”. Mr. Serna is independent under applicable SEC and NYSE listing standards.

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

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2017 and 2016. Ernst & Young has been our principal accountant during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(in US$ thousands)
Audit Fees	2,655	2,392
Audit-Related Fees	—	—
Tax Fees	40	25
All Other Fees	—	—
Total	2,695	2,417

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

There were no audit-related fees in 2017 or 2016.

Tax Fees

Tax fees include transfer pricing and tax advisory services provided by our principal accountant in 2016.

All Other Fees

There were no other fees for services provided by our principal accountant in 2017 and 2016 .

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2017 and 2016, none of the fees paid to Ernst & Young were approved pursuant to the de minimis exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

The Company informs that the board of directors meeting held on February 21, 2018, approved the appointment of KPMG S.A.S. as our external auditor for the period of May 1, 2018 to April 30, 2020.

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

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1[1]	English translation of Certificate of Incorporation.

1.2[1]	English translation of Pacto Social, as amended.

2.1[1]	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2[1]	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.3[1]	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

3.1[1]	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 7, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.1[1]	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2[1]	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1[1]	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2[1]	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3[1]	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4[1]	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3[2]	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4†[1]	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

Exhibit Number	Item

4.4.1†[1]	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2†[1]	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.3†[1]	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4†[1]	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5†[1]	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6†[1]	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7†[1]	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.8†[1]	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9†[1]	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10†[1]	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11†[1]	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12†[1]	Amendment No. 12 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13†[1]	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14†[1]	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.15†[1]	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16†[1]	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17†[1]	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18†[1]	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19†[1]	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20†[1]	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21†[1]	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.4.22†[1]	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23†[1]	Amendment No. 23 dated as of October 25, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24†[1]	Amendment No. 24 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.25†[1]	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26†[1]	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27†[1]	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.28†[3]	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.29†[3]	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.5†[1]	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1†[1]	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2†[1]	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3†[1]	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4†[1]	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5†[1]	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6†[1]	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7†[1]	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.8†[1]	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9†[1]	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10†[1]	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11†[1]	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12†[1]	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.5.13†[1]	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6†[1]	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1†[1]	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

4.7†[1]	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1†[1]	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.7.2†[4]	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among Avianca Holdings S.A., Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3†[5]	Cancellation Amendment No. 2 dated as of April 20, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4†[5]	Cancellation Amendment No. 3 dated as of August 22, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8†[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1†[3]	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.2†[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3†[3]	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.4†[4]	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

4.9†[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1†[3]	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.2†[3]	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

Exhibit Number	Item

4.9.3†[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. (the Second Taca Assignment).

4.9.4†[3]	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.5†[4]	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10†[1]	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1†[1]	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.2†[1]	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.3†[1]	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4†[1]	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.5†[3]	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.6	Supplemental Agreement No. 6 dated as of July 25, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.7	Supplemental Agreement No. 7 dated as of September 19, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.11†[1]	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12†[1]	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1†[1]	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2†[1]	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3†[1]	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4†[1]	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13†[1]	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1†[3]	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2†[3]	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3†[3]	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14†[1]	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.14.1†[1]	Amendment No. 1 to General Terms Agreement.

4.15†[1]	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16†[1]	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17†[1]	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.17.1[3]	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18†[1]	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19†[1]	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20†[1]	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1†[1]	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2†[1]	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21†[1]	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22†[2]	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1†[2]	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.23†[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24†[4]	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1†[4]	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2†[4]	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3†[5]	Letter Agreement 1.1, dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.4†[5]	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

Exhibit Number	Item

4.24.5†[6]	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.6†[6]	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.7†[6]	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.8†[6]	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.9†[6]	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.10†[6]

Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.11

Letter Agreement 2.5. dated as of March  31, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.12	Letter Agreement 2.6. dated as of July 13, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.13	Letter Agreement 2.7. dated as of November 03, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.25	Liquid Aviation Fuel Supply Agreement (Principals) dated August 30, 2017 between Organizacion Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia.

4.26	Liquid Aviation Fuel Supply Agreement (Regional) dated August 30, 2017 between Organizacion Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia.

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Item

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

[1]	Incorporated by reference to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.
[2]	Incorporated by reference to our Form 20-F for the year ended December 31, 2013.
[3]	Incorporated by reference to our Form 20-F for the year ended December 31, 2014.
[4]	Incorporated by reference to our Form 20-F for the year ended December 31, 2015.
[5]	Incorporated by reference to our Form 20-F for the year ended December 31, 2016.
[6]	Incorporated by reference to our Form 20-F for the year ended December 31, 2017.
†	Portions of the exhibit omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Roberto Held
Name: Roberto Held
Title: Chief Financial Officer

Dated: May 1, 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Avianca Holdings S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avianca Holdings S.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Audit S.A.S.

We have served as the Company’s auditor since 2011.

Bogota, Colombia

April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Avianca Holdings S.A. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited Avianca Holdings S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework), (the COSO criteria). In our opinion, Avianca Holdings S.A. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 30, 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2017	As of December 31, 2016

Assets
Current assets:
Cash and cash equivalents	7	$508,982	$375,753
Restricted cash	7	5,465	5,371
Accounts receivable, net of provision for doubtful accounts	8	340,376	313,868
Accounts receivable from related parties	9	17,204	19,283
Expendable spare parts and supplies, net of provision for obsolescence	10	97,248	82,362
Prepaid expenses	11	99,757	59,725
Deposits and other assets	12	201,984	160,124

Total current assets		1,271,016	1,016,486
Non–current assets:
Available–for–sale securities	6.b	55	76
Deposits and other assets	12	116,345	174,033
Accounts receivable, net of provision for doubtful accounts	8	140,416	92,048
Intangible assets	14	426,579	412,918
Deferred tax assets	30	25,969	5,845
Property and equipment, net	13	4,881,016	4,649,929

Total non–current assets		5,590,380	5,334,849

Total assets		$6,861,396	$6,351,335

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2017	As of December 31, 2016

Liabilities and equity
Current liabilities:
Current portion of long–term debt	16	$572,072	$406,739
Accounts payable	17	526,964	493,106
Accounts payable to related parties	9	7,187	9,072
Accrued expenses	18	186,657	138,797
Provisions for legal claims	31	11,720	18,516
Provisions for return conditions	19	19,093	53,116
Employee benefits	20	38,706	39,581
Air traffic liability	21	539,225	521,190
Other liabilities	22	9,415	11,085

Total current liabilities		1,911,039	1,691,202
Non–current liabilities:
Long–term debt	16	3,180,041	2,867,496
Accounts payable	17	5,084	2,734
Provisions for return conditions	19	144,099	120,822
Employee benefits	20	135,640	115,569
Deferred tax liabilities	30	25,814	20,352
Air traffic liability	21	104,786	98,088
Other liabilities	22	15,193	14,811

Total non–current liabilities		3,610,657	3,239,872

Total liabilities		5,521,696	4,931,074

Equity:	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		528,805	544,681
Revaluation and other reserves		58,382	27,365

Total equity attributable to the Company		1,415,650	1,400,509
Non–controlling interest		(75,950)	19,752

Total equity		1,339,700	1,420,261

Total liabilities and equity		$6,861,396	$6,351,335

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2017	2016	2015

Operating revenue:
Passenger		$3,550,160	$3,285,217	$3,458,017
Cargo and other	5, 25	891,524	853,121	903,324

Total operating revenue		4,441,684	4,138,338	4,361,341

Operating expenses:
Flight operations		92,471	58,381	58,069
Aircraft fuel		923,468	785,273	1,006,792
Ground operations		450,209	426,203	412,382
Aircraft rentals	32	278,772	314,493	317,505
Passenger services		166,869	151,718	149,292
Maintenance and repairs		280,536	260,703	309,719
Air traffic		242,587	218,965	202,980
Sales and marketing		515,073	545,318	612,775
General, administrative and other		177,864	187,560	176,195
Salaries, wages and benefits		706,778	661,708	666,084
Depreciation and amortization	13,14	313,413	269,546	230,732

Total operating expenses		4,148,040	3,879,868	4,142,525

Operating profit		293,644	258,470	218,816

Interest expense		(183,332)	(172,630)	(169,407)
Interest income		14,528	13,054	19,016
Derivative instruments		(2,536)	3,321	626
Foreign exchange	6.g	(20,163)	(23,939)	(177,529)

Profit (loss) before income tax		102,141	78,276	(108,478)

Income tax expense – current	30	(35,159)	(27,448)	(17,280)
Income tax expense – deferred		15,050	(6,642)	(13,748)

Total income tax expense		(20,109)	(34,090)	(31,028)

Net profit (loss) for the year		$82,032	$44,186	$(139,506)

Basic and diluted earnings (loss) per share	15
Common stock		$0.05	$0.04	$(0.14)
Preferred stock		$0.05	$0.04	$(0.14)

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2017	2016	2015

Net profit (loss) for the year		$82,032	$44,186	$(139,506)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	24
Revaluation of administrative property		31,017	8,971	(6,156)
Actuarial gains (loss)		(33,385)	4,094	541
Income tax		(15,018)	4,289	3,410

		(17,386)	17,354	(2,205)

Items that will be reclassified to profit or loss in future periods:	24
Effective portion of changes in fair value of hedging instruments		6,385	21,712	77,308
Net change in fair value of available–for–sale securities		19	(245)	3,098
Income tax		3,558	(3,558)	(13,358)

		9,962	17,909	67,048

Other comprehensive income (loss), net of income tax		(7,424)	35,263	64,843

Total comprehensive income (loss) net of income tax		$74,608	$79,449	$(74,663)

Profit (loss) attributable to:
Equity holders of the parent		$48,523	$17,149	$(154,074)
Non–controlling interest		33,509	27,037	14,568

Net profit (loss)		$82,032	$44,186	$(139,506)

Total comprehensive income (loss) attributable to:
Equity holders of the parent		41,099	$52,412	$(89,231)
Non–controlling interest		33,509	27,037	14,568

Total comprehensive income (loss)		$74,608	$79,449	$(74,663)

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the twelve months ended December 31, 2017
		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance at January 31, 2015 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747

Net loss		—	—	—	—	—	—	—	(154,074)	(154,074)	14,568	(139,506)
Other comprensive income for the period	24	—	—	—	—	—	—	(6,156)	69,685	63,529	1,314	64,843
Dividends paid	24	—	—	—	—	—	—	—	(67,088)	(67,088)	(3,750)	(70,838)
Sale of minority shareholding	24	—	—	—	—	—	—	—	302,938	302,938	(1,549)	301,389

Balance at December 31, 2015 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635

Net profit		—	—	—	—	—	—	—	17,149	17,149	27,037	44,186
Other comprensive income for the period	24	—	—	—	—	—	—	8,971	26,123	35,094	169	35,263
Dividends paid	24	—	—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261

Net profit	24	—	—	—	—	—	—	—	48,523	48,523	33,509	82,032
Increase in non–controlling interest		—	—	—	—	—	—	—	—	—	504	504
Other comprehensive income for the period	24	—	—	—	—	—	—	31,017	(38,727)	(7,710)	286	(7,424)
Dividends paid	24	—	—	—	—	—	—	—	(25,672)	(25,672)	(130,001)	(155,673)

Balance at December 31, 2017 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$528,805	$1,415,650	$(75,950)	$1,339,700

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net profit (loss) for the year	$82,032	$44,186	$(139,506)
Adjustments for:
Depreciation and amortization	313,413	269,546	230,732
Provisions for return conditions	811	28,354	73,203
Provisions for legal claims	14,490	11,116	13,386
Reversals in Impairment losses on inventories	(5,376)	(7,094)	(1,252)
Impairment losses on receivables	4,363	2,966	7,281
Share–based payment loss (income)	(1,002)	1,111	(1,121)
Loss (gains) on disposal of assets	(1,978)	10,256	8,670
Fair value adjustment of financial instruments	3,549	(4,290)	5,327
Interest income	(14,528)	(13,054)	(19,016)
Interest expense	183,332	172,630	169,407
Deferred tax	(15,050)	6,642	13,748
Current tax	35,159	27,448	17,280
Currency translation adjustment	20,163	23,939	177,529
Changes in:
Accounts receivable	(108,793)	(65,516)	(46,324)
Expendable spare parts and supplies	(9,272)	(6,499)	(1,902)
Prepaid expenses	(49,396)	(14,017)	10,357
Deposits and other assets	38,611	28,050	181
Accounts payable and accrued expenses	77,865	29,101	(39,355)
Air traffic liability	24,491	89,187	(23,879)
Provision for return conditions	(11,458)	(16,967)	(40,986)
Employee benefits	(15,011)	(8,929)	(11,996)
Income tax paid	(39,098)	(40,212)	(38,762)

Net cash provided by operating activities	527,317	567,954	363,002
Cash flows from investing activities:
Available–for–sale securities	85	170	7,043
Restricted cash	(505)	7,422	(10,815)
Interest received	12,492	8,606	9,009
Advance payments on aircraft purchase contracts	(119,049)	(78,523)	(220,920)
Acquisition of property and equipment	(215,305)	(210,772)	(156,655)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2017	2016	2015
Redemption (Investment in) of investment in certificates of bank deposits	(15,540)	32,709	(32,087)
Acquisition of intangible assets	(30,619)	(21,660)	(16,856)
Proceeds from the adquisition of subsidiary	6	—	—
Proceeds from sale of property and equipment	161,910	143,362	90,625
Proceeds form sale of investments	484	296	165

Net cash used in investing activities	(206,041)	(118,390)	(330,491)
Cash flows from financing activities:
Proceeds from loans and borrowings	510,360	35,034	451,973
Repayments of loans and borrowings	(388,096)	(394,939)	(515,927)
Dividends paid	(25,671)	(5,723)	(70,838)
Increase in non–controlling interest	(130,002)	(26,100)	—
Interest paid	(162,144)	(158,741)	(148,518)
Sale of minority shareholding	—	—	301,389

Net cash (used in) provided by financing activities	(195,553)	(550,469)	18,079
Net (decrease) increase in cash and cash equivalents	125,723	(100,905)	50,590
Net foreign exchange difference	7,506	(2,723)	(212,100)
Cash and cash equivalents at beginning of year	375,753	479,381	640,891

Cash and cash equivalents at end of year	$508,982	$375,753	$479,381

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. LifeMiles is designed to build customers loyalty and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017 and 2016, Avianca Holdings S.A. had a total fleet consisting of:

	2017			2016
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	—	10	10
Airbus A-319	23	5	28	23	7	30
Airbus A-320	37	27	64	34	28	62
Airbus A-321	5	8	13	5	6	11
Airbus A-330	1	9	10	1	8	9
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 767	—	1	1	—	—	—
Boeing 787-8	7	5	12	6	4	10
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	2	12

	136	55	191	122	65	187

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

Avianca S.A. (subsidiary of the Avianca Holdings S.A.) in compliance with Colombian labor regulations, held between August 23 and September 11, 2017, the stage of direct arrangement between the Company and the Colombian Association of Civil Aviators (ACDAC), without reaching an agreement between the parties concerning the list of demands presented by ACDAC on August 8th, 2017.

During the days 18 to September 26, 2017, additional conversations were held with the mediation of the Ministry of Labor. Despite the multiple economic and regulatory proposals presented by the Company’s Management to the requests of the pilots in the different direct settlement sessions and with the support of the Ministry of Labor, on September 20, 2017 an illegal cease of labor activitiesbegan by pilots of Avianca SA who are affiliated to ACDAC until November 10, 2017, cease that was lifted voluntarily by the general assembly of this union. This cease affected directly the Avianca S.A. operation (subsidiary of the Avianca Holdings group).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

After 51 days of cessation of activities by the pilots affiliated to ACDAC, on November 10, 2017 the general assembly of this union decided to lift the strike forward indicating that they would return to their labor activities on November 13, 2017.

Since this date, a reincorporation process has been advanced to guarantee the reincorporation of all the aviators that were in the cease of activities, it is done under the operational rigor standards of Avianca and the Collective Labor Convention. Likewise, the operational recovery plan is being carried out gradually.

Currently, two independent legal processes are being conducted in the competent entities:

1.	Arbitration Court—On September 28, 2017, by resolution No. 3744, the Ministry of Labor convened a compulsory arbitration tribunal to settle differences in economic claims between the Company and ACDAC. On November 22, 2017, the Tribunal was established, consisting of three arbitrators, who held sessions until December 7, on which date they issued an arbitration award which is comparable to a Collective Labor Convention agreement. The Arbitral Award was notified to the Company on December 11, 2017. Upon reviewing the text of the document, the Company requested the Tribunal to clarify the Award and filed a motion for annulment at the same time. This, considering that the Court exceeded its powers by taking decisions that were not within its jurisdiction. To date, the Arbitration Court has not granted such appeal, which must be known by the Labor Chamber of the Supreme Court of Justice.

2.	Statement of illegal cease of activities—On September 25, 2017, the Company filed a lawsuit to declare the illegality of the cease of activities initiated by ACDAC. On October 6, 2017, the Superior Court of Bogota declared the illegality of the cease of activities advanced, a decision against which ACDAC filed an appeal resource, which was known by the Labor Chamber of the Supreme Court of Justice. On November 29, 2017, the Labor Chamber of the Supreme Court of Justice upheld the ruling issued by the Superior Court of Bogota that had declared illegal the cease of activities advanced by ACDAC. Against this decision, ACDAC submitted an application for addition and clarification of the judgment, as well as annulment. On February 5, 2018, Avianca had the procedural opportunity to present its arguments regarding the inadmissibility of the requests made by ACDAC in response to the sentence handed down by the Supreme Court of Justice. As of this date, it is pending that this Corporation will pronounce itself again and thus the decision on the illegality of the cease of activities will be final.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In addition, to date, seven (7) tutelage actions filed by ACDAC associated with the call made by the Ministry of Labor to form an Arbitration Court and the illegality ruling issued by the Superior Court of Bogota have been denied.

This illegal cease of activities by the pilots associated with ACDAC, which lasted 51 days, has a negative impact on the operational revenues for passengers not transported as a result of the decrease in sales of air tickets and cargo transportation, additional costs for compensation to passengers and lower operating costs, estimated at $127 million as of December 31, 2017.

(2)	Basis of professional accounting standar

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on April 27, 2018.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the basis of the historical cost model, with the exception of land and buildings, derivative financial instruments, financial investments available for sale and the loyalty program that have been measured at fair value. The carrying amounts of assets and liabilities recognized and designated as hedged items in fair value hedge relationships, which would otherwise have been accounted for at amortized cost, have been adjusted to record changes in fair values attributable to the risks that are covered in the respective effective hedging relationships..

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

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	The Company has entered into operating lease contracts with respect to 55 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments. In turn, the Company has incorporated a variable in the calculation of the estimate, which corresponds to the tariff segmentation, resulting in an additional income of $9.9 million for the year 2017.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 111 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	The Company measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2017 and 2016. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Flight equipment, goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

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

•	As a result of the maturity of Loyalty business and given the information available on the history of Program and members behavior, in June 2017 the Company implemented a new methodology to estimate breakage.

In the previous methodology, the breakage was calculated based on historical redemption patterns from older months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors , and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program. The change in estimate in accordance with accounting standards was treated prospectively from the date of the change in accordance with IAS 8. The accounting effect on net income for 2017 generated by the change in the estimate will be negative at $8.1 million.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period

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

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2017	2016
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A. Avianca	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

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

The Consolidated Financial Statements also include 55 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 73 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Company has consolidated these entities in accordance with IFRS 10.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	Foreign operations

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

(e)	Business combinations

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

(f)	Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding associated taxes. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenues from passenger transport and cargo transportation as profits once the service has been provided or on the basis of estimated ticket prices that are expected not to be used.

The Company is required, at the time of ticket sales, to collect including certain taxes, among which are transportation taxes and entry and exit taxes. These taxes are legal encumbrances that are imposed on the customer and are not included in the revenue for passenger transportation because the Company has a legal obligation to act as a collection agent on behalf of the local Tax Authorities. The Company records a liability when taxes are collected and it is written off when the government entity is paid.

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

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 21) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 “Fair Value Measurements”. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed. These revenues also include estimates and assumptions developed by the company described in note 2 (d).

(g)	Air traffic liability

Revenue from passenger transportation is recognized once the service is provided, not when the ticket is sold. Revenues from ticket prices (do not include taxes to be paid to government entities) that have not been used or revenues corresponding to the unused portion of a sold ticket are deferred and the respective amount is recorded in the Consolidated Statements of Financial Position as “Deferred income for unearned transportation”. This income also includes the deferred income from the loyalty programs described in note 3 (f) (iii).

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

(h)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

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

(i)	Property and equipment

(i)	Recognition and measurement

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

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Aircraft	10 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20 – 50
Administrative buildings	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

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

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(j)	Leased assets

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

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the lease term.

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

(k)	Borrowing costs

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

(l)	Intangible assets

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

Goodwill is measured initially at cost, represented by the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest, with respect to the net of the identifiable assets acquired and the liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as a gain at the date of acquisition.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Company’s cash generating units that are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units.

When the Goodwill is part of a cash generating unit, and part of the operation within that unit is sold, the Goodwill associated with the sold operation is included in the carrying amount of the operation at the time of determining the gain or loss for this disposal. The Goodwill that is derecognized in this circumstance is assigned proportionally on the basis of the relative values of the sale transaction and the retained portion of the cash generating unit.

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

Acquired software cost is amortized on a straight-line basis over its useful life.

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

(m)	Financial instruments – initial recognition and subsequent measurement

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

Subsequent measurement

Financial liabilities at fair value through other comprenhensive income

Financial liabilities at fair value through other comprenhensive income include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through other comprenhensive income. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through other comprenhensive income.

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

(n)	Derivative financial instruments and hedge accounting

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future contracts from commodities that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

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

(In USD thousands)

Current versus non–current classification of derivatives instruments

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

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through other comprenhensive income.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made.

(o)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

(p)	Impairment of non–financial assets

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

(q)	Cash and cash equivalents

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

(r)	Maintenance deposits

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a quialifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(s)	Security deposits for aircraft and engines

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

(t)	Provisions

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

(u)	Employee benefits

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

(v)	Share based payments

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

(w)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(x)	Interest income and interest expense

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

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which are effective for the periods beginning on January 1, 2017 or later. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

Although these amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Group. The nature and the impact of each amendment is described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to disclose changes in liabilities produced by financing activities, including both those derived from cash flows and those that do not imply cash flows. The Group has provided the information corresponding to the current year and to the comparative exercise in the Note 16.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The Group has applied these amendments for the first time in the current year. The amendments clarify that an entity needs to take into account whether tax legislation restricts the types of tax benefits that can be used to offset the reversal of the deductible temporary difference corresponding to unrealized losses

The application of this amendment has had no impact on the group’s consolidated financial statements since the group already assesses the adequacy of the taxable future in a manner consistent with these modifications.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 9	Financial Instruments (1)

IFRS 15	Revenue from contracts with Customers (1)

IFRS 16	Leases (2)

Amendments to IFRS 2	Classification and measurement of share based payments (1)

IFRIC 22	Transactions in Foreign Currency and Advance Considerations

IFRIC 23	Uncertainty over Income Tax Treatments (2)

(1)	Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. This standard is part of the Annex to Decree 2496 of 2015 , modified by Decree 2131 of 2016, with applicability for periods beginning on January 1, 2018, allowing early application.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

Avianca Holdings plans to adopt the new standard on the required effective date and will not present comparative information again. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9. This evaluation is based on the information currently available and may be subject to changes arising from the additional reasonable and supported information that will be made available to the Group in 2018 when AVH adopts IFRS 9. In general, the Group does not expect a significant impact on its statement of financial position and equity, except for the effect of applying the impairment requirements of IFRS 9. The Group expects a decrease in the Provision for losses that have a positive impact on equity as discussed below.

(a) Classification and measurement

The Group does not expect a significant impact on its balance sheet or equity when applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets that are currently held at fair value.

Loans and commercial accounts receivable are maintained to collect the contractual cash flows and are expected to generate cash flows that represent only capital and interests payments. The Group analyzed the contractual characteristics of the cash flows of these instruments and concluded that they meet the criteria for measuring amortized cost according to IFRS 9. Therefore, reclassification is not required for these instruments.

(b) Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group will apply the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group has determined that, due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by US $216 with the corresponding related decrease in the deferred tax asset of US $71.has determined that, due to the unsecured nature of its loans and accounts receivable, the impact on the application of this standard will not be material.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(c) Hedge accounting

The Group determined that all existing hedging relationships currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 will not have a significant impact on the financial statements of the group.

IFRS 15 Revenue from contracts with customers

IFRS 15 “Revenue from ordinary activities from contracts with customers” becomes effective for periods beginning January 1, 2018. This standard establishes a new five-step model that will be applied to income from contracts with customers. Under IFRS 15, an entity recognizes revenue when the obligation is satisfied, that is, when the ‘control’ of the underlying goods or services of the performance obligation has been transferred to the customer. In addition, guidance has been included in IFRS 15 to address specific situations and required disclosures have increased.

The group recognizes income from the following main sources:

(i) Passengers

(ii) Cargo and others

Management intends to use the alternative transition method. Under the alternative transition method, restatement of comparative years is not required but the cumulative effect of initially applying IFRS 15 should be recognised as an adjustment to the opening retained earnings on the effective date (1st January 2018).

The Group concluded the process of analyzing the impacts of IFRS 15 on all our sources of income. This included reviewing current accounting policies and practices to identify the differences that resulted from the application of the new standard.

The majority of our revenues are generated from the sale of air tickets, which will continue to be recognized as the flight service is provided. Our evaluation included an estimate of the impact that the new revenue standard will have on our accounting of revenue from passengers and cargo and others, both with all the sub-revenue categories that roll up to these two items in total. Within the revenue from passengers category, other revenue denominated “ancilliaries” was evaluated. Ancilliaries include those additional charges that are billed to passengers, such as changes of date, destination, name, etc., These activities do not involve a transfer of additional goods or services to the passenger, as such, they are generally considered administrative tasks that do not create separate performance obligations. Given that ancilliaries are not considered to be a separate performance obligation, they are combined with the existing performance obligation and accounted for as if they were part of the original ticket. Therefore, the original price of the ticket and the amount paid for the ancilliaries are combined and considered a new performance obligation. The evaluation includes (i) the reclassification associated with items for excess baggage and date changes, which were presented as other revenues and according to the recognition criteria

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

of IFRS 15, are directly related to passenger revenue and ( ii) The impact due to the recognition of ancilliaries associated with changes of date, changes of destination and name changes, deferring the revenue up to the moment the service is provided, and not at the moment in which it is requested. We estimate that the impact will approximate USD $6,840 and will result, at the time of adoption, in a higher value of the deferred revenue liability for unearned transportation.

In relation to the revenue originated by the loyalty program, the most significant impact will be the elimination of the cost method for frequent flyer accounting, which will require the Company to defer the proceeds from the sale of frequent flyer points and recognize any related revenue once the performance obligation (redemption, access to intellectual property, etc.) has been satisfied. The Company is assessing the potential effect of this standard on its consolidated financial statements, and anticipates that there will be a higher deferral of revenue as a results of IFRS 15 implementation.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we anticipate, given the current accounting policy in effect, will not have a significant impact on the adoption of the new standard.

IFRS 16 Leases

IFRS 16 replaces the following standards and interpretations: IAS 17 Leases, IFRIC 4 Determination of whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives, SIC-27 Evaluation of the substance of transactions that involve the legal form of a leasing contract.

This new standard requires the lessee to recognize all leases in a similar way to how financial leases are currently recorded under IAS 17 Leases. The standard includes two exceptions for this recognition: (1) leases of low-value assets (eg personal computers) and (2) short-term contracts (term of less than 12 months). The lessee recognizes from the beginning of the lease, the asset that represents the right of use and the liability for the periodic payments that must be made. On the other hand, interest expense is recorded separately from depreciation.

The recognition requirements for the lessor do not have relevant changes compared to IAS 17.

Some of the impacts that could arise would be indicators of EBIT, debt covenants, debt and financing indicators, as well as the presentation of cash flows, which would be presented as financing and not operation activities.

The application date is for annual periods beginning on or after January 1, 2019 onwards. The Group is analyzing the impact of this standard and plans to adopt it on the required effective date.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation deals with the way to determine the date of the transaction for the purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), in the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

The Interpretation will come into force for the periods beginning on January 1, 2018 or later. Group management does not expect any effect on its consolidated financial statements, because the group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the modification.

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this IAS, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	When the entity considers uncertain tax treatments separately.

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances

The company must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. The group will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard, however, procedures must be implemented to obtain the necessary information to apply this interpretation

(5)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. For management purposes, the Company has two reportable segments, as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Fair transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2017 are as follows:

	For the year ended December 31, 2017
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$4,167,658	$274,026	$—	$4,441,684
Inter-segment	112,037	4,366	(116,403)	—

Total revenue	4,279,695	278,392	(116,403)	4,441,684

Cost of loyalty rewards	55,604	126,505	(105,967)	76,142
Operating expenses	3,741,852	30,122	(13,489)	3,758,485
Depreciation and amortization	313,314	12,876	(12,777)	313,413
Interest expense	174,657	8,675	—	183,332
Interest income	(12,978)	(1,550)	—	(14,528)
Derivative instruments	2,536	—	—	2,536
Foreign exchange	20,161	2	—	20,163
Income tax expense	19,457	652	—	20,109

Net (loss) profit for the period	$(34,908)	$101,110	$15,830	$82,032

Total Assets	$6,796,848	$248,919	$(184,371)	$6,861,396

Total Liabilities	$5,082,763	$545,951	$(107,018)	$5,521,696

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total revenue	3,987,342	243,901	(92,905)	4,138,338

Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617
Depreciation and, amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Company’s revenues by geographic area for the years ended December 31, 2017, 2016 and 2015 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	For the year ended December 31,
	2017	2016	2015
North America	$565,910	$539,365	$653,452
Central America and the Caribbean	539,682	442,841	592,947
Colombia	1,961,600	1,831,218	1,840,597
South America (ex–Colombia)	933,569	840,934	918,956
Other	440,923	483,980	355,389

Total operating revenue	$4,441,684	$4,138,338	$4,361,341

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

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2017	December 31, 2016

Available–for–sale securities		$55	$76
Accounts receivable, net of provision for doubtful accounts	8	480,792	405,916
Cash and cash equivalents	7	508,982	375,753
Current restricted cash	7	5,465	5,371
Fair value of derivative instruments–assets	12	23,539	26,337

Total		$1,018,833	$813,453

(c)	Receivables, net

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

As of December 31, 2017

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$79,263	$80,459	$80,459	$—	$—	$—	$—
Long–term Debt	3,063,801	3,568,473	586,446	485,333	498,336	460,022	1,538,336
Bonds	609,049	732,149	81,062	78,140	572,947	—	—

Total debt	3,752,113	4,381,081	747,967	563,473	1,071,283	460,022	1,538,336
Accounts payable	532,048	532,048	526,964	—	—	—	5,084

Contractual maturities	$4,284,161	$4,913,129	$1,274,931	$563,473	$1,071,283	$460,022	$1,543,420

As of December 31, 2016

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$62,302	$63,244	$63,244	$—	$—	$—	$—
Long–term Debt	2,574,306	2,965,631	402,083	429,941	394,075	370,139	1,369,393
Bonds	637,627	818,950	86,188	81,579	78,132	573,051	—

Total debt	3,274,235	3,847,825	551,515	511,520	472,207	943,190	1,369,393
Accounts payable	495,840	495,840	493,106	2,734	—	—	—

Contractual maturities	$3,770,075	$4,343,665	$1,044,621	$514,254	$472,207	$943,190	$1,369,393

Sensitivity analysis

As of December 31, 2017 and 2016 an average increase of 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $8.825 and $6,901 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Interest rates for interest–bearing financial obligations are as follows:

	December 31, 2017
	Weighted average interest rate	Total
Short–term borrowings	3.96%	$79,263
Long–term debt and financial leases	4.14%	3,063,801
Bonds – Colombia	10.58%	59,808
Bonds – Luxembourg	7.95%	549,241

Total		$3,752,113

	December 31, 2016
	Weighted average interest rate	Total
Short–term borrowings	4.20%	$62,302
Long–term debt and financial leases	3.41%	2,574,306
Bonds – Colombia	12.96%	88,770
Bonds – Luxembourg	7.95%	548,857

Total		$3,274,235

(e)	Market risk

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

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $9,235 (2016: $7,851). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2016.

(g)	Foreign currency risk

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2017 and 2016, the Company recognized a net loss from currency exchanges of $(20,163) and $(23,939), respectively.

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the years ended December 31, 2017 and 2016, the Company recognized a net loss of $1,644 and $4,780 respectively, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 0.6% and 4.7% resepectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company based on its risk management policy was as follows:

	December 31, 2017
	USD	Colombian Pesos	Euros	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$342,524	$70,957	$20,914	$11	$6,874	$19,468	$48,234	$508,982
Available-for-sale securities	—	—	—	55	—	—	—	55
Accounts receivable, net of provision for doubtful accounts	71,640	133,319	50,983	102	8,282	21,749	194,717	480,792
Secured debt and bonds	(2,931,194)	(61,784)	(127,416)	—	—	—	—	(3,120,394)
Unsecured debt	(628,767)	(2,952)	—	—	—	—	—	(631,719)
Accounts payable	(286,401)	(144,146)	(10,239)	(119)	(7,184)	(11,943)	(72,016)	(532,048)

Net financial position exposure	$(3,432,198)	$(4,606)	$(65,758)	$49	$7,972	$29,274	170,935	$(3,294,332)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(46)	$(658)	$—	$80	293

	December 31, 2016
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$313,380	$18,220	$1,463	$9,813	$7,364	$25,513	$375,753
Available-for-sale securities	—	—	76	—	—	—	76
Accounts receivable, net of provision for doubtful accounts	123,562	79,951	515	10,162	35,093	156,633	405,916
Secured debt and bonds	(2,437,710)	(88,769)	—	—	—	(126,564)	(2,653,043)
Unsecured debt	(616,571)	(4,621)	—	—	—	—	(621,192)
Accounts payable	(248,712)	(164,497)	(1,756)	(10,897)	(14,337)	(55,641)	(495,840)

Net financial position exposure	$(2,866,051)	$(159,716)	$298	$9,078	$28,120	$(59)	$(2,988,330)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,597)	$3	$91	$281

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

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2017	December 31, 2016

Fixed rate instruments
Financial assets	$340,877	$261,603
Financial liabilities	(3,003,336)	(2,920,301)
Interest rate swaps	2,990	269

Total	$(2,659,469)	$(2,658,429)

Floating rate instruments
Financial assets	$51,042	$46,433
Financial liabilities	(748,777)	(353,934)

Total	$(697,735)	$(307,501)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2017, the interest rates vary from 0.44% to 12.15% (December 31, 2016: 0.44% to 12.96% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

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

Following is a summary of the debt–to/capital ratio of the Company:

		December 31, 2017	December 31, 2016
Debt	16	$3,752,113	$3,274,235
Less: cash and cash equivalents and restricted cash	7	(514,447)	(381,124)

Total net debt		3,237,666	2,893,111
Total equity attributable to the Company		1,415,650	1,400,509

Total Capital		$4,653,316	$4,293,620

Net debt–to–capital ratio		68%	67%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Cash on hand and bank deposits	$490,657	$365,610
Demand and term deposits (1)	18,325	10,143

Cash and cash equivalents	508,982	375,753
Restricted cash (2)	5,465	5,371

Cash and cash equivalents and restricted cash	$514,447	$381,124

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	As of December 31, 2017 and 2016, within the cash equivalents, there are demand and term deposits that amounted to $ 18,325 and $ 10,143, respectively. The use of term deposits depends on the cash requirements of the Company. As of December 31, 2017, term deposits accrue annual interest rates between 3.77% and 5.52% in Colombian pesos and between 2.10% and 6.50% in dollars. As of December 31, 2016, term deposits accrue annual interest rates between 6.66% and 11.97% in dollars and between 0.20% and 6.50% in Colombian pesos.
(2)	As of December 31, 2017, the restricted cash includes resources in separately administered funds, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

(8)	Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Trade	$190,501	$206,229
Indirect tax credits (1)	250,663	184,114
Manufacturer credits	16,426	13,216
Employee advances (2)	6,213	5,138
Other	30,169	10,475

	$493,972	$419,172
Less provision for doubtful accounts	(13,180)	(13,256)

Total	$480,792	$405,916

Net current	340,376	313,868
Net non–current	140,416	92,048

Total	$480,792	$405,916

(1)	Corresponds mainly to: tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments of departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.
(3)	The increase is mainly due to the recording of the account receivable from the National Tax and Customs Administration, as a result of the financial interests not received for a payment in excess of the equity tax. In addition, a Rolls Royce bill was generated as compensation for claiming damages related to operational interruptions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2017	December 31, 2016

Balance at beginning of year	$13,256	$13,314
Bad debt expense	4,363	2,966
Write–off against the allowance	(4,439)	(3,024)

Balance at end of year	$13,180	$13,256

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2017	December 31, 2016

Neither past due nor impaired	$200,143	$184,007
Past due 1–30 days	43,789	27,265
Past due 31–90 days	27,629	30,066
Past due 91 days	222,411	177,834

Total	$493,972	$419,172
Provision for doubtful accounts	(13,180)	(13,256)

Net accounts receivable	$480,792	$405,916

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2017 and 2016:

Company	Country	December 31, 2017				December 31, 2016
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$13,853	$—	$860	$—	$12,993	$—	$796	$—
OceanAir Linhas Aéreas, S.A.	Brazil	1,725	4,264	28,906	33,888	3,395	2,623	22,164	19,656
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	17	—	—	6,22	56	2,561	13	9,196
Transportadora del Meta S.A.S.	Colombia	—	222	18	3,444	17	1,039	2	5,040
Empresariales S.A.S.	Colombia	—	467	3	10,107	9	1,104	4	10,036
Global Operadora Hotelera S.A.S	Colombia	8	636	9	5,340	—	—	—	—
Synergy Aerospace Corp.	Panamá	512	1,262	—	4,201	—	—	—	—
Corp. Hotelera Internac S.A.	El Salvador	—	83	—	432	—	—	—	—
Other		112	253	23	846	1,836	1,745	917	3,484

Subtotal		$17,204	$7,187	$29,819	$58,880	$19,283	$9,072	$23,896	$47,412

		Receivables	Payables			Receivables	Payables
Short–term		$17,204	$7,187			$19,283	$9,072

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2017 amounted to $13,853, consisting of $12,854 of principal and $999 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Aeromantenimiento S.A.	Aircraft maintenance company that provides aircraft overhaul services to the Company.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A.	Accommodation services for crews and employees of the Company.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 32). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2017 and 2016 amounted to $22,074 and $26,132, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Expendable spare parts	$86,705	$74,869
Supplies	10,543	7,493

Total	$97,248	$82,362

For the years ended December 31, 2017 and 2016 expendable spare parts and supplies in the amount of $60,027 and $59,579, respectively, were recognized as maintenance expense. The net balance in the provision for obsolescence is $ 18,631 and $ 24,007 for the years 2017 and 2016 respectively.

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2017 and 2016 prepaid balances are as follows:

	December 31, 2017	December 31, 2016
Prepaid commissions (1)	$33,170	$16,351
Advance payments on operating aircraft leases	9,507	10,313
Premiums for insurance policies	12,142	11,149
Other (2)	44,938	21,912

Total	$99,757	$59,725

(1)	Increase for boarding denied due to the pilots’ strike, customer service and baggage services, most are delivered in Bogotá, Cali, Medellín, and Cúcuta.
(2)	Advance payment made to IATA for service charges made by airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and Reservation Systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A., United Airlines Inc.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2017 and 2016 are as follows:

	Notes	December 31, 2017	December 31, 2016
Short term:
Deposits with lessors (1)		$111,229	$121,173
Short term investments (2)		59,332	16,598
Guarantee deposits (3)		2,003	1,931
Others (4)		8,871	1,547

Sub–Total		181,435	141,249
Fair value of derivative instruments	26	20,549	18,875

Total		$201,984	$160,124

Long term:
Deposits with lessors (1)		$63,962	$84,067
Long term investments – restricted (2)		9,159	36,355
Guarantee deposits (3)		16,531	6,824
Others (4)		23,703	39,325

Sub–Total		113,355	166,571
Fair value of derivative instruments	26	2,990	7,462

Total		$116,345	$174,033

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2017 the Company has paid lessors $(17,025) (December 31, 2016: $17,695) in maintenance deposits, net of reimbursements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.
(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(13)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2017 and 2016 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297
Additions	333,202	171,607	17,271	119,049	2,099	33,828	677,056
Disposals/Transfers	25,111	578	(1,749)	(174,843)	(33,676)	(14,394)	(198,973)
Revaluation	—	—	—	—	31,017	—	31,017

December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	177,262	81,616	6,642	—	2,229	25,351	293,100
Disposals/Transfers	(5,903)	(1,432)	(1,571)	—	(1,081)	(5,100)	(15,087)

December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899
Additions	187,311	122,583	12,411	78,523	950	47,152	448,930
Disposals/Transfers	(75,562)	(125,192)	28,721	(143,108)	68,116	(72,478)	(319,503)
Revaluation	—	—	—	—	8,971	—	8,971

December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297

Accumulated depreciation:
December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553
Additions	142,059	67,636	9,631	—	1,938	25,995	247,259
Disposals/Transfers	(66,906)	(117,805)	27,172	—	(3,201)	1,296	(159,444)

December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368

Net:
December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the year ended December 31, 2017, the Company acquired ten aircraft A-318 and one aircraft A-320, which were previously operating leases. Additionally, one aircraft B787-8, one aircraft A-300F and two aircraft A-320NEO under financial leasing. In addition, the Company made pre-delivery payments (“PDPs”) and purchased rotatable spare parts. Of the 55 aircraft under operating lease, one Boeing 767 and two A-330 aircraft are under Wet Lease.

During the twelve months ended December 31, 2016, the Company made pre-delivery payments (“PDPS”) and purchased rotatable spare parts.

As of December 31, 2017 and 2016, the net carrying amount of leased property and equipment under financial leases was $3,038,592 and $3,113,189 respectively, which have been pledged to secure long–term debt.

As of December 31, 2017 and 2016, the Company capitalized borrowing costs amounting to $10,443 at an average interest rate of 7.30% and $20,840 at an average interest rate of 8.81%, respectively.

The Avianca’s MRO Hangar, in the Jose Maria Cordova International Airport of the municipality of Rionegro, which began operations in August 2016, ended with a total cost of $ 43,443, which consists of hangars and specialized workshops for the repair of aircraft components, as well as infrastructure for taxiing aircraft, spare parts warehouses and training classrooms.

As of December 31, 2017, a total amount of $9,539 corresponds to the purchase of an Airbus A320 SN 2605 flight simulator installed in the CEO. The cost includes installation, tariffs and taxes. The same is used for training of personnel incorporated with the operation

As of December 31, 2017 a total amount of $561 has been recognized as property and equipment in the course of construction, which corresponds to the Hangar project for online maintenance at El Dorado Airport in Bogotá, with an estimated cost of $24,807 with end date of April 30, 2018. The cost includes studies, architectural designs, technical designs, building construction and the Hangar platform, as well as the transfer of equipment from the current facilities to the new one.

As of December 31, 2017, the Operational Excellence Center—CEO building was acquired on July 26, 2017 by Avianca S.A., through assignment of rights to Tampa Cargo S.A.S. for a cost of $ $35,156, asset that was sold on August 10, 2017 to the company Patrimonios Autónomos Fiduciaria—Corficolombiana for a value of $ 46,494. The gain on the sale value of this property was $4,845.

During the years ended December 31, 2017 and 2016, the Company recognized a net gain of $2,928 and $4,275, respectively, related to sale and leaseback transactions, which are recognized in the Consolidated Statement of Comprehensive Income. All sale and leaseback transactions resulted in operating leases.

In 2017, engine maintenance was carried out and capitalized for $143,786; Likewise, an accelerated depreciation expense of $21,448 corresponding to previous maintenance costs was recognized.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In the area of administrative properties, there are land and buildings valued at $ 15,229 (net), which are located in Venezuela, on which it has not been technically possible to make appraisals taking into account the instability of the market in that country. These assets are measured under the cost model.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2017 and 2016.

In order to establish the fair value of real estate as of December 31, 2017, the revaluation of land of $ 11,495 and buildings of $ 19,522 originated from the figures determined in the technical studies (valuation) was recognized as a result a final balance of Land is recorded for $ 61,339 and $ 96,878 for buildings.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2017	December 31, 2016

Cost	$128,791	$107,854
Accumulated depreciation	(11,230)	(6,150)

Net carrying amount	$117,561	$101,704

(14)	Intangible assets

Intangible assets as of December 31, 2017 and 2016 are follows:

	December 31, 2017	December 31, 2016

Routes	$36,503	$38,707
Trademarks	3,938	3,938
Software and webpages	70,927	61,804
Other intangible rights	3,937	435

Subtotal	115,305	104,884
Goodwill	311,274	308,034

Total Intangible Assets	$426,579	$412,918

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2017 and 2016:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2015	$311,181	$52,481	$3,938	$99,034	$5,025	$471,659

Other Acquisitions – Internally developed	—	—	—	21,660	—	21,660
Disposals	—	—	—	—	(221)	(221)

December 31, 2016	$311,181	$52,481	$3,938	$120,694	$4,804	$493,098

Other Acquisitions – Internally developed	3,240	—	—	26,818	3,916	33,974

December 31, 2017	$314,421	$52,481	$3,938	$147,512	$8,720	$527,072

Accumulated Amortization and Impairment Losses:
December 31, 2015	(3,147)	(11,570)	—	(39,554)	(3,622)	(57,893)

Amortization for the year	—	(2,204)	—	(19,336)	(747)	(22,287)

December 31, 2016	$(3,147)	$(13,774)	$—	$(58,890)	$(4,369)	$(80,180)

Amortization for the year	—	(2,204)	—	(17,695)	(414)	(20,313)

December 31, 2017	$(3,147)	$(15,978)	$—	$(76,585)	$(4,783)	$(100,493)

Carrying Amounts:
December 31, 2015	$308,034	$40,911	$3,938	$59,480	$1,403	$413,766

December 31, 2016	$308,034	$38,707	$3,938	$61,804	$435	$412,918

December 31, 2017	$311,274	$36,503	$3,938	$70,927	$3,937	$426,579

14.1	Acquisitions during the period

SAI S.A.S
Consideration Transfered	$5,044
Plus: Non-Controlling Interests	504
Less: Fair Value of identificable net assets acquired	2,308

Goodwill arising on acquisition	$3,240

Servicios Aeroportuarios Integrados SAI S.A.S is a company dedicated to ground handling services for aircraft and passengers. Goodwill originated from the acquisition of SAI S.A.S., because the cost of the combination includes a control premium. The consideration paid for the combination effectively includes amounts in relation to the expected benefit of the synergies, revenue growth, future market development and integration of the workforce; these benefits are not recognized separately from goodwill because they do not meet the recognition criteria of identifiable intangible assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

It is not expected that the goodwill generated from this acquisition will be deductible for tax purposes.

14.2 Goodwill and intangible assets with indefinite useful life

In order to verify the impairment of goodwill acquired through business combinations and other intangibles with indefinite useful life, these have been assigned to the following Cash Generating Units (CGU):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2017	2016	2017	2016	2017	2016
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	—	15,244	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

The Company performed its annual impairment test in December 2017 and 2016. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2017 and 2016, the Company did not identify potential impairment of goodwill or intangible assets.

(1)	In 2014, following the acquisition of the voting rights and economic rights of Aerounion and consolidation of cargo operations, the Company reassessed its CGU structure. As a result, the Tampa and Aerounion CGUs that were previously evaluated separately were merged into a single CGU.

Aerogal CGU

The recoverable amount of Aerogal CGU, $231,008 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 14.84% and cash flows beyond the five–year period are extrapolated using a 2.10% growth rate that is the same as the long–term average growth rate for Ecuador, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $1,886,880 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 14.61% and cash flows beyond the five–year period are extrapolated using a 2.70% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $772,027 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 10.36% and cash flows beyond the five–year period are extrapolated using a 3.2% growth rate that is the same as the long–term average growth rate for Colombia, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

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

Growth rate estimates – Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

(15)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Net profit (loss) attributable to Avianca Holdings S.A.	$48,237	$44,186

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187

Earnings per share

Common stock	$0,05	$0.04
Preferred stock	$0,05	$0.04

There are no dilutive shares as the Company has no convertible preferred shares, convertible debentures.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2017 and 2016 are summarized as follows:

	Notes	December 31, 2017	December 31, 2016
Current:
Short–term borrowings and current portion of long–term debt		$542,614	$377,149
Bonds		29,458	29,590

	29	$572,072	$406,739

Non–current:
Long–term debt		$2,600,450	$2,259,459
Bonds		579,591	608,037

	29	$3,180,041	$2,867,496

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2017 and 2016 are as follows:

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds– Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

		December 31, 2016
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2017	4.20%	$64,060	$62,302
Long–term debt	2028	3.41%	3,938,372	2,574,306
Bonds–Colombia	2019	12.96%	88,769	88,770
Bonds– Luxembourg	2020	7.95%	550,000	548,857

Total			$4,641,201	$3,274,235

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

The outstanding long term debt balance of the Company as of December 31, 2017 and 2016 were $2,288,605 and $2,218,509, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $854,459 and $482,432, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2017, the Company obtained $338,448 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320. The Company also obtained $512,705 for general purposes of working capital, within these loans stands out the acquired by the subsidiary LifeMiles Ltd, worth $300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition to this, the Company made a transaction of US $ 150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to sales of travel agencies). ), which were sold by Avianca to USAVFlow for a period of five years.

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

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under theU.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of December 31, 2017 and 2016 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

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

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2017 and 2016, the Senior Notes outstanding and the corresponding balances are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

			Balance as of December 31,
Issuing entities	Original currency	Total placed in original currency	2017	2016
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$549,241	$548,857

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017 and 2016, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2017		2016
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—

Avianca	Series B	158,630	—	—	—	—

Avianca	Series C	266,370	178,468	59,808	266,370	88,770

Total				$59,808		$88,770

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

As of December 31, 2017 and 2016, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $115,742, and $84,422, respectively. As of December 31, 2017 and 2016, there were $14,123, and $22,840 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Future payments on long–term debt for the years ended December 31, 2017 and 2016 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

December 31, 2016	$314,848	$354,709	$331,633	$319,895	$1,253,221	$2,574,306

Future payments on bonds for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

December 31, 2016	$29,590	$28,815	$29,202	$550,020	$—	$637,627

During 2017 and 2016, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2017. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 and 1.70 to 1.00 for other obligations at the end of December 31, 2017.

(2)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(3)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times and $50 million for other obligations at all times.

Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2017

	1 January 2017	Payments	Foreign exchange movement	New adquisitions	New Leases	Other	31 December 2017
Current interest-bearing loans and borrowings (excluding itmes listed below)	$62,179	$(22,408)	$—	$39,492	$—	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	(57,197)	4	207,562	—	(1,988)	463,351
Bonds	29,590	—	—	—	—	(132)	29,458
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	(279,580)	15,296	114,770	340,568	1,401	2,451,914
Other financial liabilities	—	—	—	148,536	—	—	148,536
Bonds	608,037	(28,910)	464	—	—	—	579,591
Dividends	—	(155,674)	—	—	—	155,674	—

Total liabilities from financing activities	$3,274,235	$(543,769)	$15,764	$510,360	$340,568	$154,955	$3,752,113

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2016

	1 January 2016	Payments	Foreign exchange movement	New adquisitions	New Leases	Other	31 December 2016
Current interest-bearing loans and borrowings (excluding items listed below)	$89,367	$(62,374)	$152	$35,034	$—	$—	$62,179
Current portion of long-term credits (excluding items listed below)	298,461	(37,315)	—	—	53,702	122	314,970
Bonds	25,056	—	4,534	—	—	—	29,590
Non-current obligations under financial lease agreements and purchase agreements	2,426,929	(268,637)	(5,924)	—	105,933	1,158	2,259,459
Bonds	633,180	(26,613)	1,470	—	—	—	608,037
Dividends	—	(31,823)	—	—	—	31,823	—

Total liabilities from financing activities	$3,472,993	$(426,762)	$232	$35,034	$159,635	$33,103	$3,274,235

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Accounts payable

Accounts payable as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016

Trade accounts payable	$168,795	$319,858
Non–income taxes collected in advance	261,783	104,165
Payroll taxes (1)	58,235	53,210
Other payables (2)	38,151	15,873

Current	$526,964	$493,106

Trade accounts payable	$2,970	$8
Payroll taxes (1)	2,114	2,726

Non–current	$5,084	$2,734

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.
(2)	Other accounts payable include mainly provisions for travel expenses, provisions for fees and accrued interest.

(18)	Accrued expenses

Accrued expenses as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016

Operating expenses	$112,844	$84,981
Vacation and other employee accruals	36,144	20,625
Other accrued expenses (1)	37,669	33,191

Total	$186,657	$138,797

(1)	Other accrued expenses include deferred leasing income, interest payable, provision severance payment and deferred interest income.

(19)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Provisions for return conditions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016

Current	$19,093	$53,116
Non – current	144,099	120,822

Total	$163,192	$173,938

Changes in provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2017	December 31, 2016

Balances at beginning of year	$173,938	$161,867
Provisions made	811	28,354
Provisions used	(11,557)	(16,283)

Balances at end of year	$163,192	$173,938

(20)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016

Fair value of plan assets	$(189,697)	$(165,740)
Present value of the obligation	364,043	320,890

Total employee benefit liability	$174,346	$155,150

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2017 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,207	$1.982
Interest cost on net benefit obligation	18,490	3,984

Total employee benefit liability	$19,697	$5,966

Net benefit expense – year ended December 31, 2016 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$566	$2,241
Interest cost on net benefit obligation	17,484	5,275

Total employee benefit liability	$18,050	$7,516

Changes in the present value of defined benefit obligation as of December 31, 2017 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2016	$265,928	$54,962	$320,890
Period cost	19,697	5,966	25,663
Benefits paid by employer	(20,058)	(2,398)	(22,456)
Actuarial (gains) losses recognized in other comprehensive income	34,848	4,572	39,420
Exchange differences	(1,215)	—	(1,215)
Others	1,573	168	1,741

Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Fair value of plan assets	(189,697)	—	(189,697)

Total employee benefit liability	$111,076	$63,270	$174,346

Current	$34,141	$4,565	$38,706
Non–current	76,935	58,705	135,640

Total	$111,076	$63,270	$174,346

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2016	$165,740
Interest income on plan assets	12,615
Return on plan assets greater/(less) than discount	6,568
Employer contributions	23,522
Benefits paid	(17,460)
Investment expenses paid	(1,896)
Exchange differences	608

Fair value of plan assets at December 31, 2017	$189,697

Changes in the present value of defined benefit obligation as of December 31, 2016 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2015	$232,749	$68,364	$301,113
Period cost	18,050	7,516	25,566
Benefits paid by employer	(16,884)	(2,546)	(19,430)
Actuarial (gains) losses recognized in other comprehensive income	17,918	(20,301)	(2,383)
Exchange differences	14,095	1,929	16,024

Benefit obligation as of December 31, 2016	265,928	54,962	320,890
Fair value of plan assets	(165,740)	—	(165,740)

Total employee benefit liability	$100,188	$54,962	$155,150

Current	$35,272	$4,309	$39,581
Non–current	64,916	50,653	115,569

Total	$100,188	$54,962	$155,150

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2015	$140,517
Interest income on plan assets	11,268
Return on plan assets greater/(less) than discount	2,657
Employer contributions	21,597
Benefits paid	(16,069)
Adjustment in plan asset performance	(946)
Exchange differences	6,716

Fair value of assets at December 31, 2016	$165,740

For the year ended December 31, 2017 and 2016, actuarial gains of $33,385 and $4,094 respectively were recognized in other comprehensive income.

	December 31, 2017	December 31, 2016	December 31, 2015

Actuarial gains recognized in other comprehensive income	$(38,205)	$2,383	$5,019
Return on plan assets adjustment	4,672	1,711	(4,478)
Adjustments for translation	148	—	—

Amount recognized in other comprehensive income	$(33,385)	$4,094	$541

The Company expects to contribute $39,581 to its defined benefit plan and other benefits in 2018.

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

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2017	December 31, 2016
Discount rate on all plans	6.75%	7.50%
Price inflation	3.09%	3.00%
Future salary increase
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.18%	3.00%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2017	December 31, 2016
Equity securities	22.04%	24.82%
Debt securities	33.73%	15.95%
Domestic Corporate bonds	35.30%	28.31%
Foreign goverment/corporate bonds	6.61%	18.54%
Other	2.30%	12.37%

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017 and 2016, there are 12 and 18 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

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

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(41,091)	45,309
Pension increase	8,743	5,180
Mortality table	5,903	—

(21)	Air traffic liability

The Air traffic liability, comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. This income also includes the deferred income from the loyalty programs. The Company periodically evaluates this liability and any significant adjustment is recorded in the Consolidated Statements of Comprehensive Income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates (see note 3 (g)). The balance as of December 31, 2017 and 2016 is as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Air traffic liability as of December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016

Advance ticket sales	$452,854	$447,430
Miles deferred revenue	86,371	73,760

Current	$539,225	$521,190

Miles deferred revenue	$104,786	$98,088

Non–current	$104,786	$98,088

(22)	Other liabilities

Other liabilities as of December 31, 2017 and 2016 are as follows:

	Notes	December 31, 2017	December 31, 2016

Derivative instruments	26, 27	$137	$528
Deferred income (1)		24,471	24,606
Other		—	762

Total		$24,608	$25,896

Current		$9,415	$11,085
Non–current		15,193	14,811

Total		$24,608	$25,896

(1)	Deferred income include prepayment for services and supplemental payment.

(23)	Share based payments

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

As of December 31, 2017, active beneficiaries have been awarded with 13,307,451 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2017 are equal to 12,827,426.

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

The Company has determined the fair value of the outstanding awards as of December 31, 2017 and 2016 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2017, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.10 to 2.42 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$2,950 in the Colombian Stock Exchange and $8.03 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 1.80% to 4.43%

•	Dividend yield of 1.69%

•	Volatility of 19.58% to 48.87%

For the valuation as of December 31, 2016, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.60 to 3.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,600 in the Colombian Stock Exchange and $9.64 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.96% to 5.61%

•	Dividend yield of 1.39%

•	Volatility of 44.20% to 56.57%

Since Avianca Holdings S.A. has a public traded history of approximately four and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the loss (income) of the Share Based Plan Awards for the period ended December 31, 2017 and 2016 was $(1,002) and $1,111 respectively which has been recognized within operating profit. As of

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

December 31, 2017 and 2016, $140 and $1,115, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

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

The following is a summary of authorized, issued and paid shares:

	December 31, 2017	December 31, 2016
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sale of minority shareholding

In August 2015 Avianca Holdings S.A. and Advent International (“Advent”), one of the largest and most experienced global private equity investors, signed a definitive agreement pursuant to which Advent acquired 3,000 common shares of LifeMiles B.V., representing a 30% minority shareholding interest in LifeMiles Corp. In connection with this transaction the Company recognized a total amount of $301,389 recorded directly to equity, net of related transaction costs.

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2017 and 2016 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Other comprehensive income for the period	6,385	19	(33,385)	3,558	—	(15,018)	31,017	(7,424)

As of December 31, 2017	$6,507	$(226)	$(65,138)	$—	$3	$125	$58,382	$(347)

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI reserves
As of December 31, 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18,394	$(28,186)
Other Comprehensive income for the period	21,712	(245)	4,094	(3,558)	—	4,289	8,971	35,263

As of December 31, 2017	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077

(1)	Hedging Reserves

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

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2017	2016
Cash flow hedges:
Reclassification during the year to profit or loss	$10,309	$34,882
Effective valuation of cash flow hedged	(3,924)	(13,170)

	$6,385	$21,712
Fair value reserves:
Valuations of available–for–sale investments	$19	$(245)

	$19	$(245)

Income tax on other comprehensive income:
Reclassification during the year to profit or loss (1)	$—	$(12,801)
Temporary differences within OCI		9,243

	$—	$(3,558)

(1)	Deferred income tax assets resulting from temporary differences affecting the ORI were valued according to paragraph 34 and 35 of IAS 12, taking into account that future losses are presented that do not allow the recoverability of the deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Dividends

The following dividends were paid by the Company during the years ended December 31, 2017 y 2016:

	December 31, 2017	December 31, 2016
Dividend - Ordinary shared	$16,942	$—
Dividend - Preferred shared	8,730	5,723

Total	$25,672	$5,723

The Board of Directors of Avianca Holdings S.A. At the ordinary meeting of the General Shareholders’ Meeting on March 31, 2017, he agreed on the profit distribution project for 2016 as a dividend; the shareholders holding shares of the Company were paid COP $77 per share. Dividends decreed were paid in two equal installments of COP $38.5 per share, July 31 and September 30, 2017.

The preferred dividends of $5,723 (COP $50 per share) were declared in March 2016, and were paid in four equal installments of COP $12.5 per preferred share. The installments were paid on April 1, July 1, October 7, and December 16, 2016, based on the retained earnings as of December 2015.

During 2017, dividends related to the minority participation of Lifemiles Ltd were declared and paid in the amount of $127,001. According to the availability of cash and based on the liquidity and dividend distribution policy, a total of $39,750 was paid during the months of March, May, August and October of 2017 and on August 22, 2017 extraordinary dividends were paid for an amount of $87,251. Additionally, it was declared and paid to the minority stake of Aerotaxis La Costeña S.A $3,000 in the month of December.

During 2016, dividends related to the minority interest of Lifemiles Ltd were declared and paid in the amount of $26,100. These dividends were distributed as follows: $6,600 based on 2015 earnings and $19,500 of anticipated dividends related to the current period. Additionally, as of December 16, 2015 dividends were paid corresponding to the minority interest of LifeMiles Ltd for an amount of $3,750.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2017 and 2016. The Company tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2017	Percentage	Year ended December 31, 2016	Percentage	Year on Year Variation
Domestic
Passenger	$1,900,627	42%	$1,752,001	42%	$148,626
Cargo and mail	279,666	6%	264,432	6%	15,234

	2,180,293	48%	2,016,433	48%	163,860

International
Passenger	1,649,533	37%	1,533,216	37%	116,317
Cargo and mail	271,313	6%	291,442	7%	(20,129)

	1,920,846	43%	1,824,658	44%	96,188

Other (1)	340,545	9%	297,247	8%	43,298

Total operating revenues	$4,441,684	100%	$4,138,338	100%	$303,346

	Year ended December 31, 2016	Percentage	Year ended December 31, 2015	Percentage	Year on Year Variation
Domestic
Passenger	$1,752,001	42%	$1,363,285	31%	$388,716
Cargo and mail	264,432	6%	234,362	5%	30,070

	2,016,433	48%	1,597,647	36%	418,786

International
Passenger	1,533,216	37%	2,094,732	48%	(561,516)
Cargo and mail	291,442	7%	390,163	9%	(98,721)

	1,824,658	44%	2,484,895	57%	(660,237)

Other (1)	297,247	8%	278,799	7%	18,448

Total operating revenues	$4,138,338	100%	$4,361,341	100%	$(223,003)

(1)	Other operating revenue

Other operating revenue for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Frequent flyer program	$178,841	$154,245	$139,524
Ground operations (a)	20,172	21,053	19,545
Leases	22,232	28,295	30,144
Maintenance	11,639	7,696	8,963
Interline	1,900	3,859	1,831
Other (b)	105,769	82,099	78,792

	$340,553	$297,247	$278,799

(a)	Company provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2017 and 2016 are the following:

	Notes	December 31, 2017	December 31, 2016
Cash flow hedges – Assets
Fuel price hedges		$20,549	$25,540
Interest rate		2,990	797

Total	12	$23,539	$26,337

Cash flow hedges – Liabilities
Interest Rate	22	$—	$20

Total		$—	$20

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

	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2,990

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with the cash flow hedges are expected to be presented, and the fair value of the hedging instruments related to December 31, 2016:

	Fair Value	1-12 months
Fuel price
Assets	$25.540	$25.540
Interest rate
Assets	$797	$797
Liabilities	$20	$20

The terms of the cash flos hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2017, 2016 and 2015, a net gain relating to the hedging instruments of $6,385, $21,712 and $77,308 respectively is included in other comprehensive income (see Note 24).

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2017 and 2016 are the following:

	Notes	December 31, 2017	December 31, 2016

Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	22	$137	$508

Total		$137	$508

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

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2017 and 2016, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6.b	$55	$55
Derivative instruments	26	23,539	23,539

		$23,594	$23,594

Financial liabilities
Short term borrowings and long–term debt	16	$3,752,113	$3,587,841
Derivative instruments	27	137	137

		$3,752,250	$3,587,978

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2016 are as follows:

	December 31, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6.b	$76	$76
Derivative instruments	26	26,337	26,337

		$26,413	$26,413

Financial liabilities
Short term borrowings and long–term debt	16	$3,274,235	$3,241,240
Derivative instruments	26, 27	528	528

		$3,274,763	$3,241,768

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

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2017:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26)
Aircraft fuel hedges	—	20,549	—	20,549
Interest rate derivatives	—	2,990	—	2,990
Available–for–sale securities (Note 6)	—	55	—	55
Revalued administrative property (Note 13)	—	147,663	—	147,663

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26)
Foreing currency derivatives	—	137	—	137
Frequent flyer liability (Note 21)	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,587,841	—	3,587,841

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2016:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26)
Aircraft fuel hedges
Interest rate derivatives	—	25,540	—	25,540
Available–for–sale securities (Note 6)	—	797	—	797
Assets held for sale	—	76	—	76
Revalued administrative property (Note 13)	—	149,371	—	149,371

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26)
Interest rate derivatives	—	528	—	528
Frequent flyer liability (Note 21)	—	171,848	—	171,848
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,241,240	—	3,241,240

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2017, 2016 and 2015 are:

Consolidated statement of comprehensive income

	December 31, 2017	December 31, 2016	December 31, 2015
Current income tax:
Current income tax charge	$32,934	$28,114	$19,491
Adjustment in respect of current income tax of previous year	2,225	(666)	(2,211)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(15,050)	6,642	13,748

Income tax expense reported in the income statement	$20,109	$34,090	$31,028

Consolidated statement of other comprehensive income
	December 31, 2017	December 31, 2016	December 31, 2015
Hedging reserves	3,558	(3,558)	$(12,678)
Fair value reserves	—	—	(680)
Reserves relating to actuarial gains and losses	(15,018)	4,289	3,410

Income tax charged directly to other comprehensive income	$(11,460)	$731	$(9,948)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Accounting profit (loss) after income tax		$82,032		$44,186		$(139,506)
Total income tax expense		20,109		34,090		31,028

Profit (loss) before income tax		$102,141		$78,276		$(108,478)

Income tax at Colombian statutory rate	40.00%	40,856	40.00%	31,311	39.00%	(42,306)
Tax credit (1)	0.00%	—	(5.74%)	(4,493)	2.60%	(2,816)
Productive fixed assets special deduction	(44.91%)	(45,868)	(22.10%)	(17,299)	47.00%	(51,003)
Permanent differences (2)	138.54%	141,508	(346.48%)	(271,209)	47.70%	(51,769)
Non–deductible taxes	3.06%	3,124	15.01%	11,749	(2.7%)	2,893
Effect of tax exemptions and tax rates in foreign jurisdictions	(118.26%)	(120,797)	71.56%	56,014	(24.90%)	27,030
Non recognized deferred tax assets	(141.93%)	(144,965)	248.77%	194,732	(94.5%)	102,553
Fiscal Revenue losses	184.69%	188,640	—	—	—	—
Exchange rate differences	(48.56)%	(49,595)	107.20%	83,916	37.30%	(40,483)
Other	9.30%	9,498	(13.10%)	(10,254)	(0.80%)	878
Changes in tax rates	(2.24%)	(2,292)	(51.58%)	(40,377)	(79.30%)	86,051

	19.69%	$20,109	43.55%	$34,090	28.60%	$31,028

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, such tax credit will only be applicable until tax year 2016.

(2)	This item includes several permanent differences that are non-deductible expenses for the purposes of Corporate Income Tax. Consequently, they are necessary for the reconciliation between nominal and effective tax rates. These other permanent differences include various items such as the consolidation of special purpose entities, and losses of property, plant and equipment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position			Variation
	December 31 de 2017,	December 31 de 2016,	December 31 de 2015,	December 31 de 2017,	December 31 de 2016,
Assets (liabilities)
Accounts payable	$—	$446	$4,470	$(446)	$(4,024)
Inflation adjustments	—	—	(23)	—	23
Deposits and other assets	(3,623)	(12,183)	(157)	8,560	(12,026)
Aircraft maintenance	(31,450)	(3,448)	787	(28,002)	(4,235)
Pension liabilities	28,414	25,842	(19,541)	2,572	45,383
Provisions	56,915	66,947	48,561	(10,032)	18,386
Loss carry forwards	3,103	16,641	31,035	(13,538)	(14,394)
Non-monetary items	(37,095)	(92,832)	(57,913)	55,737	(34,919)
Intangible assets	(11,534)	(12,031)	(12,582)	497	551
Other	(4,575)	(3,889)	(2,265)	(686)	(1,624)

Net deferred tax assets / (liabilities)	$155	$(14,507)	$(7,628)	$14,662	$(6,879)

Reflected in the statement of financial position as follows:
Deferred tax assets	$25,969	$5,845	$5,847
Deferred tax liabilities	(25,814)	(20,352)	(13,475)

Deferred tax assets (liabilities) net	$155	$(14,507)	$(7,628)

Reconciliation of deferred tax assets net	December 31, 2017	December 31, 2016
Opening balance as of January 1,	$(14,507)	$(7,628)
Tax income during the period recognized in profit or loss	15,050	(6,642)
Tax income during the period recognized in other comprehensive income	(155)	731
Exchange differences	(233)	(968)

Closing balance as of December 31	$155	$(14,507)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Income Tax

Tax Credits

As of December 31 2017, the Company’s subsidiaries have tax loss carryforwards of approximately US$102 million and excess of presumptive income tax of approximately US$10 million, which are available to offset in future taxable income in the relevant jurisdictions, if any, where appropriate.

The Company has deferred tax asset corresponding to the aforementioned tax losses for US$37. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, due to this temporary difference, which amount to US$162 million, will not be reversed in a foreseeable future, the Companies have decided not to recognize deferred tax related with such investments according to the exception to IAS12 paragraphs 39 and 44.

Tax Reform – Law 1819, 2016

Modifies the Tax Law to reconcile the income, tax treatments, tax costs and deductions with the application of Regulatory Frameworks.

•	Eliminates the Income Tax for Equity (CREE), and stablishes a general tax rate for income and complementary tax of 34% for tax year 2017 and 33% for 2018 and beyond.

•	Stablishes an income and complementary tax surcharge for tax bases over US$260 approximately, of 6% for 2017 and 4% for 2018.

•	The tax losses incurred before 2017 on income and complementary tax and/or income tax on equity, will be limited to the result of applying the formula mentioned in Article 290, subsection 5 of the Tax Law.

•	The applicable rate to determine presumptive income increases from 3% to 3.5%, according to the Company’s net worth as of December 31 of the previous year.

(31)	Provisions for legal claims

As of December 31, 2017 and 2016, the Company is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Balances at the beginning of the period	$18,516	$13,386
Provisions constituted	14,490	11,116
Provisions used	(21,287)	(5,985)

Balances at the end of the period	$11,720	$18,516

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of December 31, 2017 and 2016, these contingencies total $119,573 and $95,363, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Judicial proceedings not resolved with the aforementioned forms of payment are estimated at $92,808 as of December 31, 2017 and $63,972 as of December 31, 2016.

In accordance with IAS 37, the processes that the Company considers to represent a remote risk are not contemplated in the Consolidated Financial Statements.

(32)	Future aircraft leases payments

The Company has 122 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$368,820
Between one and five years	1,035,213
More than five years	884,572

$2,288,605

Of the 55 aircraft under operating lease, one Boeing 767 and two A-330 aircraft are under Wet Lease. The Company has 52 aircraft that are under operating leases with an average lease term of 44 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$242,675
Between one and five years	599,191
More than five years	159,833

$1,001,699

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has eight engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$5,636
Between one and five years	12,962
More than five years	2,380

$20,978

As of December 31, 2017, the Company had two Airbus A319, one Airbus A330F, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$22,885
Between one and five years	68,457
More than five years	35,442

$126,784

The amount of recognized payments has expenses during the period is as follows:

	December 2017	December 2016	December 2015
Leases minimun payments	$278,772	$314,493	$317,505

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 124 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2019 and 2025.

In December 2017, the Company signed two Aircraft Assignment Agreements, one assigning 5 aircraft of the A-320 family to Muisca Aviation Limited and another assigning 4 aircraft of the A-320 family to Tejo Aviation Limited.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 4 firm orders for the acquisition of B787 aircraft with deliveries scheduled between 2018 and 2019 as well as 9 purchase options.

In September 2017, the Company signed an amendment to convert three 787-8 to 787-9 with scheduled deliveries in 2019. Additionally, in July 2017 the Company exercised the purchase option for a 787-8 with scheduled delivery in 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other – The Company has 5 firm orders for the acquisition of spare engines with deliveries between 2018 and 2020.

On November 2017, the Company also signed two Aircraft Sale and Purchase Agreement between Transasia Airways Corporation y Avianca. Each agreement for an A330-300 that were delivered in January 2018.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2017, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$108,957	$209,243	$236,708	$205,594	$591,293	$1,351,795
Aircraft acquisition commitments	$290,481	$971,515	$2,123,151	$2,405,017	$8,981,499	$14,771,663

(34)	Subsequent events

There is no knowledge of important subsequent events to be disclosed at the date of issuance of the report.

****