Form 20-F
period 2018-12-31
Avianca Holdings S.A.
filed 2019-04-29
CIK 1575969

As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:

Common Shares — 660,800,003

Preferred Shares — 340,507,917 (includes 4,320,632 preferred shares held on behalf of the Company)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

IFRS Financial Statements

This annual report includes our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS. Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars.

Change in Accountants

On February 21, 2018, our board of directors approved the appointment of KPMG S.A.S as our external auditor for the period of May 1, 2018 to April 30, 2020. Our consolidated financial statements as of and for the year ended December 31, 2018 have been audited by KPMG S.A.S, independent auditors, as stated in their report included herein. Our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, included in this annual report, have been audited by Ernst & Young Audit S.A.S., independent auditors, as stated in their report incorporated by reference therein.

Certain Non-IFRS Financial Measures

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

Currency Presentation

In this annual report, references to “dollars,” “U.S. dollars,” and “$” are to the currency of the United States and references to “Colombian pesos,” “Pesos” and “COP” are to the currency of Colombia. The meaning of the word “billion” in the Spanish language is different from that in American English. In the Spanish language, as used in Colombia, a “billion” is a million millions, which means the number of 1,000,000,000,000, while in American English a “billion” is a thousand millions, which means 1,000,000,000. In this annual report, the meaning of billion is as used in American English.

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

On March 31, 2019, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 3,174.79 per $1.00. See “Item 10. Additional Information—Part D. Exchange Controls—Exchange Rates.” On April 15, 2019, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 3,109.32 per $1.00.

IFRS does not currently require us to adjust our financial statements for inflation and therefore our financial statements are not adjusted for inflation. Colombia experienced inflation rates of 3.2%, 4.1% and 5.8% for the years ended December 31, 2018, 2017 and 2016, respectively, according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística, or DANE).

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

CERTAIN TERMS

This annual report contains terms relating to our business and operating performance that are commonly used in the airline industry and are defined as follows:

“Aircraft utilization” represents the average number of block hours operated per day per aircraft for an aircraft fleet.

“Amended and Restated Joint Action Agreement” means the agreement dated as of November 29, 2018 by and among Avianca Holdings S.A., Kingsland, BRW, United and Synergy.

“Available seat kilometers,” or ASKs, represents aircraft seating capacity multiplied by the number of kilometers the seats are flown.

“Available ton kilometers,” or ATKs, represents cargo ton capacity multiplied by the number of kilometers the cargo is flown.

“Avianca” means Aerovías del Continente Americano – Avianca S.A.

“Avianca Costa Rica” means Avianca Costa Rica S.A., formerly known as Líneas Aéreas Costarricenses, S.A.

“Avianca Ecuador” means Avianca Ecuador S.A., formerly known as Aerogal.

“Avianca Holdings” means Avianca Holdings S.A.

“Avianca Leasing” means Avianca Leasing, LLC.

“Avianca Peru” means Avianca Peru S.A., formerly known as Trans American Airlines S.A.

“Block hours” means the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“BRW” means BRW Aviation LLC, a Delaware limited liability company and wholly owned subsidiary of Synergy, that currently holds 515,999,999, or 78.1 % of our voting common shares which represents 51.5% of our total outstanding shares. BRW is owned by BRW Aviation Holding LLC (“BRW Holding”), which is owned by Synergy, a company, indirectly controlled by Mr. José Efromovich and his brother Germán Efromovich.

“CASK excluding fuel” represents operating expenses other than fuel divided by available seat kilometers (ASKs).

“Code share alliance” means our code share agreements with other airlines with whom we have business arrangements to share the same flight. A seat can be purchased on one airline but is actually operated by a cooperating airline under a different flight number or code. The term “code” means the identifier used in flight schedules, generally the two-character IATA airline designator code and flight number. Code share alliances allow greater access to cities through a given airline’s network without having to offer extra flights and makes connections simpler by allowing single bookings across multiple planes.

“Copa” means Copañia Panameña de Aviacíon, S.A., including, as applicable, certain of its subsidiaries and affiliates relevant in the context of the United Copa Transaction.

“Cost per available seat kilometer,” or CASK, represents operating expenses divided by available seat kilometers (ASKs).

“ECA” means export credit agency.

“ECA financing” means a financing provided or guaranteed by any ECA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IFRS” means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time.

“Independent Third Party” means the person that United and BRW identify and select, after consultation with Kingsland and as soon as reasonably practicable after the date of execution of the Amended and Restated Joint Action Agreement, to exercise certain rights that have been delegated by Kingsland in relation to the Amended and Restated Joint Action Agreement and the Company’s charter (Pacto Social), including the right to vote Kingsland’s shares, the right to approve certain strategic and operational transactions and any other rights afforded to shareholders generally under the Amended and Restated Joint Action Agreement and the Company charter, except for, among others, Kingsland’s rights in connection with the composition of Avianca Holdings’ board of directors, Kingsland’s tag-along rights as specified in the Amended and Restated Joint Action Agreement and all statutory rights afforded to Kingsland as a shareholder of Avianca Holdings under certain rules of Panamanian law. Until election of such Independent Third Party by United and BRW, the Independent Third Party shall be Kingsland. As of the date of this annual report, the Independent Third Party has not been appointed by United and BRW. For more information, see “Exhibit 2.3.1—Amended and Restated Joint Action Agreement” and “Exhibit 2.4—Share Rights Agreement.”

“Joint Action Agreement” means the agreement between Avianca Holdings, Kingsland and Synergy dated September 11, 2013, as amended March 24, 2015.

“Joint Business Agreement” means agreement dated November 29, 2018 by and among certain members of our group, United, Compañía Panameña de Aviación, S.A., and Aerorepublica, S.A.

“Kingsland” means Kingsland Holdings Limited, a company incorporated under the laws of the Commonwealth of the Bahamas, which is indirectly wholly owned by the Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized and is calculated by dividing revenue passenger kilometers by available seat kilometers (ASKs) unless stated otherwise.

“Local Bonds” means Avianca’s COP 266,370 million aggregate principal amount of Series C bonds governed by Colombian laws and maturing on August 25, 2019.

“NICA” means Nicaraguense de Avíacíón S.A.

“Operating revenue per available seat kilometer,” or RASK, represents operating revenue divided by available seat kilometers (ASKs).

“Pilots’ Strike” means the 51-day long strike of approximately 700 members of the Colombian Association of Civil Aviators pilots’ union that resulted in the cancellation of 50% of our flights between its start on September 20, 2017 and its conclusion at the end of 2017 and compelled us to enter into wet lease agreements to continue our operations.

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

“Share Rights Agreement” means the agreement dated as of November 29, 2018 by and among Avianca Holdings S.A., Kingsland, BRW and United.

“Synergy” means Synergy Aerospace Corp, indirectly controlled by Mr. José Efromovich and his brother Germán Efromovich, and itself the indirectly controlling shareholder of BRW.

v

“Taca” means Grupo Taca Holdings Limited.

“Taca International” means Taca International Airlines S.A.

“Tampa Cargo” means Tampa Cargo S.A.S.

“Technical dispatch reliability” represents the percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case due to technical problems.

“United” means United Airlines, Inc., including, as applicable, certain of its subsidiaries and affiliates relevant in the context of the United Copa Transaction.

“United Approval Notice” means a notice given by United pursuant to the Share Rights Agreement, pursuant to which United notifies the other parties to the Share Rights Agreement that (a) United has determined that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (b) United is otherwise prepared to exercise any or all of such rights.

“United Copa Transaction” means the three-way joint business arrangement among Avianca, United and Copa signed on November 29, 2018 to effect a strategic and commercial partnership among the airlines covering routes between the United States and Central and South America (excluding Brazil), which currently remains subject to antitrust approval.

“United Loan” means the loan agreement dated as of November 29, 2018 among BRW Aviation LLC, as borrower, BRW Holding, as guarantor, United, as lender, and Wilmington Trust, National Association, as administrative and collateral agent.

“Yield” represents the average amount one passenger pays to fly one kilometer, or passenger revenue divided by revenue passenger kilometers (RPKs) unless stated otherwise.

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 4. Information on the Company—Business Overview,” “Item 3. Key Information—Part D. Risk Factors,” and “Item 5. Operating and Financial Review and Prospects.” Our estimates and forward-looking statements are mainly based on our expectations as of the date of this annual report and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity and prospects. They are made considering information currently available to us and are not guarantees of future performance. Although we believe that these estimates and forward-looking statements are based upon assumptions that we believe to be reasonable in all material respects, they are subject to several risks, uncertainties and assumptions and are made in light of information currently available to us.

Our estimates and forward-looking statements may be affected by the following factors, among others:

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	our level of debt and other fixed obligations and compliance with the covenants contained in our debt financings;

•	our ability to obtain financing and the terms of such financing, including our ability to refinance existing indebtedness;

•	any change in our controlling shareholders, BRW and Kingsland, and any consequences of such change in control, including under our financing and other material agreements;

•	our ability to successfully implement our current strategy, including our ability to increase operating efficiency, reduce costs and increase our operating margin;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	future threats or outbreaks of diseases affecting traveling behavior and/or imports and/or exports;

•	natural disasters affecting traveling behavior and/or imports and/or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our fleet modernization program; and

•	the risk factors discussed under “Item 3. Key Information—Part D. Risk Factors”.

The words “believe,” “may,” “should,” “would,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect,” “plan” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, strategies for reducing costs and increasing operational efficiency, potential selected growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur or come into existence and forward-looking statements are thus not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

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

The selected consolidated financial information as of December 31, 2018, 2017, 2016, 2015, and 2014 and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements prepared in accordance with IFRS.

	As of December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
Consolidated Balance Sheet Data
Assets
Current assets:
Cash and cash equivalents	273.1	509.0	375.8	479.4	640.9
Restricted cash	4.8	5.5	5.4	5.4	2.0
Available-for-sale securities	—	—	—	—	1.2
Trade and other receivables net of expected credit losses(1)	288.2	226.0	313.9	279.6	355.2
Accounts receivable from related parties	6.3	17.2	19.3	23.1	27.4
Current tax assets(1)	231.9	114.4	—	—	—
Expendable spare parts and supplies, net of provision for obsolescence	90.4	97.2	82.4	68.8	65.6
Prepaid expenses	99.9	99.7	59.7	45.7	56.1
Deposits and other assets	89.8	202.0	160.1	130.7	174.1

Total current assets	1,084.4	1,271.0	1,016.5	1,032.7	1,322.5

Assets held for sale	31.6	—	—	3.3	1.4
Non-current assets:
Available-for-sale securities	—	—	0.1	0.8	0.2
Deposits and other assets	115.5	116.4	174.0	246.5	218.0
Trade and other receivables net of expected credit losses (1)	35.5	4.1	92.0	59.7	42.4
Accounts receivable from related parties	—	—	—	—	11.2
Non current tax assets(1)	0	136.3	—	—	—
Intangible assets and goodwill, net	513.8	426.6	412.9	413.8	416.1
Deferred tax assets(1)	24.6	26.0	5.8	5.8	35.7
Property and equipment, net	5,313.3	4,881.0	4,649.9	4,599.3	4,128.1

Total non-current assets	6,002.7	5,590.4	5,334.8	5,326.0	4,851.7

Total assets	7,118.6	6,861.5	6,351.3	6,364.9	6,176.9

	As of December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	626.7	572.1	406.7	412.9	458.7
Accounts payable(1)	732.6	495.0	493.1	480.6	547.5
Accounts payable to related parties	2.8	7.2	9.1	9.4	13.8
Accrued expenses	120.9	186.7	138.8	118.2	138.3
Current tax liabilities	26.7	31.9	—	—	—
Provisions for legal claims	7.8	11.7	18.5	13.4	14.2
Provisions for return conditions	2.5	19.1	53.1	52.6	61.4
Employee benefits	44.7	38.7	39.6	32.9	49.2
Air traffic liability(2)	424.6	454.0	521.2	433.6	461.1
Frequent flyer deferred revenue(2)	186.4	85.2	—	—	—
Other liabilities	3.9	9.4	11.1	12.7	127.5

Total current liabilities	2,179.6	1,911.0	1,691.2	1,566.3	1,871.6

Non-current liabilities:
Long-term debt	3,380.8	3,180.0	2,867.5	3,060.1	2,711.9
Accounts payable(1)	7.1	5.1	2.7	3.6	21.2
Provisions for return conditions	127.7	144.1	120.8	109.2	70.5
Employee benefits	110.1	135.6	115.6	127.7	173.5
Deferred tax liabilities	18.4	25.8	20.4	13.5	15.8
Frequent flyer deferred revenue(2)	234.3	104.8	98.1	93.5	85.9
Other liabilities non-current	68.2	15.2	14.8	15.4	8.5

Total non-current liabilities	3,946.6	3,610.6	3,239.9	3,423.0	3,087.1

Total liabilities	6,126.2	5,521.6	4,931.1	4,989.3	4,958.8

Equity:
Common stock	82.6	82.6	82.6	82.6	82.6
Preferred stock	42.0	42.0	42.0	42.0	42.0
Additional paid-in capital on common stock	234.6	234.6	234.6	234.6	234.6
Additional paid-in capital on preferred stock	469.3	469.3	469.3	469.3	469.3
Retained earnings	386.1	588.0	565.1	553.7	355.7
Revaluation and other reserves	—	—			24.6
Other comprehensive income	(44.1)	(0.8)	6.9	(28.1)	—

Total equity attributable to the Company	1,170.5	1,415.7	1,400.5	1,354.0	1,208.7
Non-controlling interest	(177.9)	(76.0)	19.8	18.6	8.1

Total equity	992.5	1,339.7	1,420.3	1,372.6	1,216.7

Total liabilities and equity	7,118.6	6,861.4	6,351.3	6,361.9	6,175.5

(1)

With effect from January 1, 2018, certain amounts previously recorded under accounts receivables and accounts payable, as applicable, are instead recorded within the balances of the associated rights and obligations underlying such amounts, including reclassifications impacting non-current taxes and current tax liabilities. These items have been reclassified in our balance sheet as of December 31, 2017 to conform to the presentation as of December 31, 2018. However, we were not required to, and we have not, reclassified the items included in our balance sheet for dates prior to December 31, 2017. Therefore, the line items referred to above as of December 31, 2016, 2015 and 2014 have not been reclassified. See Note 2 to our audited consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this annual report.

(2)

We previously recognized deferred miles related to our LifeMiles rewards program as current and non-current air traffic liability. As of January 1, 2018, we recognize such deferred miles as current and non-current frequent flyer deferred revenue. Certain amounts previously recorded under “air traffic liability” have been bifurcated into “air traffic liability” and “frequent flyer deferred revenue”. These items have been reclassified in our balance sheet as of December 31, 2017 to conform to the presentation as of December 31, 2018. However, we were not required to, and we have not, reclassified the items included in our balance sheet for dates prior to December 31, 2017. Therefore, the frequent flyer deferred revenue presented in this table as of December 31, 2016, 2015 and 2014 is not broken down into current and non-current portions and the current portion thereof was stated within air traffic liability. See Note 2 to our audited consolidated financial statements as of and for the year ended December 31, 2018 included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in $ millions, except Earnings and Dividends per Share / ADS data)
Consolidated Income Statement Data
Operating revenue:
Passenger	4,074.4	3,550.2	3,285.2	3,458.0	3,862.7
Cargo and other(1)	816.4	891.5	853.1	903.3	840.9

Total operating revenue	4,890.8	4,441.7	4,138.3	4,361.3	4,703.6

Operating expenses:
Flight operations	153.6	92.5	58.4	58.1	56.7
Aircraft fuel	1,213.4	923.5	785.3	1,006.8	1,345.8
Ground operations	474.8	450.2	426.2	412.4	397.6
Aircraft rentals	267.7	278.8	314.5	317.5	299.2
Passenger services	188.7	166.9	151.7	149.3	154.5
Maintenance and repairs	206.5	280.5	260.7	309.7	268.9
Air traffic	269.6	242.6	219.0	203.0	206.2
Selling expenses	530.9	515.1	545.3	612.8	605.7
Fees and other expenses	203.3	177.9	187.6	176.2	165.2
Salaries, wages and benefits	760.8	706.8	661.7	666.1	725.8
Depreciation, amortization, and impairment	389.4	313.4	269.5	230.7	198.7

Total operating expenses	4,658.7	4,148.0	3,879.9	4,142.5	4,424.1

Operating profit	232.1	293.6	258.5	218.8	279.5
Interest expense	(212.3)	(183.3)	(172.6)	(169.4)	(134.0)
Interest income	10.1	13.5	13.1	19.0	17.1
Derivative instruments	(0.3)	(2.5)	3.3	0.6	5.9
Foreign exchange	(9.2)	(20.2)	(23.9)	(177.5)	10.3
Equity Method profit	0.9	1.0	—	—	—
Profit (loss) before income tax	21.4	102.1	78.3	(108.5)	178.8
Total income tax expense	(20.2)	(20.1)	(34.1)	(31.0)	(50.3)
Net (loss) profit for the year	1.1	82.0	44.2	(139.5)	128.5
Earnings and Dividends per Share / ADS:
Net (loss) profit attributable to equity holders of the parent	(24.8)	48.2	17.0	(155.4)	129.3
Net (loss) profit attributable to non-controlling interest	25.9	33.8	27.2	15.9	(0.8)
Basic and diluted (loss) earnings per share (common and preferred)	(0.025)	0.05	0.04	(0.14)	0.13
Basic and diluted (loss) earnings per ADS	(0.20)	0.40	0.32	(1.12)	1.04
Common and preferred share dividends per share (COP/$)(2)	98.6 / 0.04	77 / 0.03	50 / 0.02	198.5 / 0.07	160.1 / 0.07
Common shares at period end	660,800,003	660,800,003	660,800,003	660,800,003	660,800,003
Preferred shares at period end	336,187,285	336,187,285	336,187,285	336,187,285	336,187,285
Weighted average of common shares used in computing earnings per share (thousands)	660,800	660,800	660,800	660,800	665,383
Weighted average of preferred shares used in computing earnings per share (thousands)	336,187	336,187	336,187	336,187	331,604

(1)	Includes Aerounion revenue beginning in October 22, 2014.
(2)

At the shareholders meeting held on March 22, 2019, dividends of COP 50 per share to shareholders of preferred stock and dividends of COP 46 per share for holders of common stock were approved. Dividends will be paid in three installments: May 24, August 23 and September 20, 2019 payable from earnings for the year ended December 31, 2018 and retained earnings from prior periods. The U.S. dollar equivalent of such dividends will be determined the date prior to each payment date. Dividends of COP 98.6 per share were declared in March 2018 and were paid in June, July, August and September 2018 based on profits for the year 2017. Dividends of COP 77.0 per share were declared in March 2017, and were paid in July 2017 and October 2017 based on retained earnings for the year 2016. Dividends of COP 50.0 per share were declared in March 2016 and paid in four equal installments of COP 12.50 per share on April 7, 2016, July 1, 2016, October 7, 2016, and December 16, 2016, based on profits for the year 2015.

	As of December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
Cash Flow Data
Net (loss) profit for the period	1.1	82.0	44.2	(139.5)	128.5
Net cash provided by operating activities	703.1	527.3	568.0	363.0	257.1
Net cash (used in) investing activities	(493.8)	(206.0)	(118.4)	(330.5)	(246.9)
Net cash (used in) provided by financing activities	(426.2)	(195.6)	(550.5)	18.1	(52.8)
Cash and cash equivalents at end of the period	273.1	509.0	375.8	479.4	640.9

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
Other Financial Data
Adjusted EBITDAR(1)	890.1	885.8	842.5	767.1	777.3
Total operating revenue	4,890.8	4,441.7	4,138.3	4,361.3	4,703.6
Operating margin(2)	4.7%	6.6%	6.2%	5.0%	5.9%
Adjusted EBITDAR margin(3)	18.2%	19.9%	20.4%	17.6%	16.5%

(1)

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

2018
Net (loss) profit for the year	1.1
Add: Income tax expense	20.2
Add: Depreciation, amortization, and impairment	389.4
Add: Aircraft rentals	267.7
Minus: Interest expense	212.3
Minus: Interest income	(10.1)
Minus: Derivative instruments	0.3
Minus: Foreign exchange	9.2
Adjusted EBITDAR	890.1

(2)	Operating margin represents operating profit divided by total operating revenue.
(3)	Adjusted EBITDAR margin represents Adjusted EBITDAR divided by total operating revenue.

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(as indicated below)
Other data
Total passengers carried (in thousands)	30,503	29,459	29,480	28,290	26,230
Revenue passengers carried (in thousands)(3)	29,550	28,574	28,578	27,378	25,382
Revenue passenger kilometers (RPK) (in millions)(4)	43,730	40,243	38,233	35,478	32,602

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(as indicated below)
Available seat kilometers (ASK) (in millions)(5)	52,624	48,401	47,145	44,513	41,052
Load factor(6)	83.1%	83.1%	81.1%	79.7%	79.4%
Block hours(7)	584,655	562,431	571,820	547,859	517,943
Average daily aircraft utilization(8)	9.7	9.9	10.3	10.1	10.3
Average one-way passenger fare ($)	138.1	124.2	115.0	126.3	152.2
Yield(9)	9.3	8.8	8.6	9.7	11.8
Passenger revenue per ASK (PRASK)(10)	7.8	7.3	7.0	7.8	9.4
Operating revenue per ASK (RASK)(11)	9.3	9.2	8.8	9.8	11.5
Cost per ASK (CASK)(12)	8.9	8.6	8.2	9.3	10.8
CASK excluding fuel	6.5	6.7	6.6	7.0	7.5
Revenue ton kilometers (RTK) (in millions)(13)	1,409	1,420	1,291	1,259	1,104
Available ton kilometers (ATK) (in millions)(14)	2,460	2,489	2,346	2,152	1,810
Gallons of fuel consumed (in thousands)	481,803	483,512	481,803	461,268	427,785
Average price of jet fuel into plane (net of hedge) ($/gallon)	1.63	1.91	1.63	2.18	3.15
Average stage length (kilometers)(15)	1,129	1,069	1,019	1,002	972
On-time domestic performance(16)	67.1	69.9%	77.4%	83.5%	71.9%
On-time international performance(17)	77.2	81.1%	83.1%	85.7%	80.9%
Completion rate(18)	97.3	95.2%	98.1%	98.5%	98.1%
Technical dispatch reliability(19)	99.5	99.5%	99.5%	99.5%	99.4%
Departures(20)	292,596	291,013	304,827	299,192	282,475
Average daily departures	802	797	835	820	774
Airports served at period end	78	106	106	104	102
Routes served at period end	134	171	170	179	168
Direct sales as % of total sales(21)	33.8%	33.4%	33.7%	34.1%	33.6%

Revenue per employee plus cooperative members ($ thousands)	224	176	196	206	229
Full-time employees and cooperative members at period end	18,338	18,641	20,449	20,485	19,961
Other Full time employees (Includes SAI, La Costeña and Getcom)	2,901	5,907	—	—	—
Total employees (Headcount)	21,861	25,306	21,061	21,145	20,485

(1)

Operating data does not include cargo operations except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.

(2)

Operating data does not include regional operations in Central America except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.

(3)

Total number of paying passengers (excluding all passengers redeeming LifeMiles frequent flyer miles and other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

(4)	Revenue passenger kilometers (RPKs) represent the number of kilometers flown by scheduled revenue passengers.
(5)	Aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(6)	Percentage of aircraft seating capacity that is actually utilized. Load factors are calculated by dividing revenue passenger kilometers by available seat kilometers.
(7)	The number of hours from the time an airplane moves off the departure gate for a revenue flight until it is parked at the gate of the arrival airport. Includes Tampa Cargo.
(8)	Average number of block hours operated per day per average number of passenger aircraft. Does not include Sansa operation.
(9)	Average amount (in U.S. cents) one passenger pays to fly one kilometer.
(10)	Passenger revenue (in U.S. cents) divided by the number of available seat kilometers.
(11)	“Operating revenue per ASK” (RASK) represents operating revenue (in U.S. cents) divided by available seat kilometers.

(12)	“Cost per available seat kilometer” (CASK) represents service rendering costs and operating expenses (in U.S. cents) divided by available seat kilometers.
(13)	“Revenue ton kilometers” (RTKs) represent the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown. RTKs does not include domestic Ecuador.
(14)	“Available ton kilometers” (ATKs) represent cargo ton capacity multiplied by the number of kilometers the cargo is flown. ATKs does not include domestic Ecuador.
(15)	The average number of kilometers flown per flight does not include freight operations.
(16)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.
(17)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa operation.
(18)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice). Does not include Sansa operation.
(19)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems
(20)	Includes passenger and cargo operations.
(21)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

RISKS RELATING TO OUR BUSINESS

BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.

In November 2018, under the terms of the United Loan, BRW pledged to Wilmington Trust as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan. In addition, in November 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

Avianca Holdings is not a party to the United Loan and is not an obligor thereunder, and therefore any default by BRW under the United Loan does not per se constitute an event of default in respect of indebtedness owed by Avianca Holdings or any of its subsidiaries. The United Loan is subject to certain affirmative and negative covenants, including a number of financial covenants that are calculated by reference to the financial position of Avianca Holdings. These financial covenants comprise (i) a leverage ratio (calculated by dividing Avianca Holdings’ adjusted net debt by Avianca Holdings’ adjusted EBITDAR, the required covenant level of which would currently be 5.9:1), (ii) a minimum liquidity covenant (calculated based on Avianca Holdings’ unrestricted cash, the required covenant level of which would currently be $400 million unless certain grace period provisions are complied with by BRW so as to temporarily reduce the minimum liquidity level to $300 million), (iii) a covenant debt provision (calculated by taking Avianca Holdings’ adjusted debt and subtracting the lesser of its unrestricted cash and $200 million, the level of which as of December 31, 2018, must not exceed $5.88 billion) and (iv) a requirement that cumulative Avianca Holdings’ capital expenditures not exceed specified amounts at certain points in time (including $659 million in the year ended December 31, 2018. In the United Loan, BRW agrees not to permit the financial covenants and other applicable affirmative and negative covenants in the United Loan to be breached. As of December 31, 2018, we understand that our financial ratios complied with the covenants described above. We understand from BRW that the minimum liquidity covenant was complied with as a result of a waiver that temporarily reduced the minimum liquidity covenant to $300 million and, as of December 31, 2018, our liquidity level was $330 million (calculated in accordance with the requirements of the United Loan). Based on information available to us at the date of this annual report, we currently expect that, as of March 31, 2019, our liquidity level will continue to be greater than $300 million, but we cannot assure you that the temporary minimum liquidity covenant level remains in effect. The United Loan also includes other covenants that may cause BRW to limit or restrict the business and operational flexibility of Avianca Holdings.

We understand from discussions with BRW that BRW is in breach of at least one additional covenant under the United Loan, consisting of its failure to comply with a collateral coverage ratio set forth in the agreement, and we cannot assure you that BRW is not in breach of, or will not be in breach of, any other covenants. Any such breach constitutes an event of the default under the United Loan. The existence of one or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party, which in turn could constitute an event of default under several of our financing agreements, including material bilateral and multi-lender credit facilities and substantially all of our ECA financings covering our aircraft. There are a number of different definitions of change of control in our financing documents, and any future determination of whether a change in control has occurred may be a complex assessment and may not be without doubt. In addition, if United enforces the share pledge, this may, in certain circumstances, result in the right of Advent International (a 30% minority investor in LifeMiles) to require Avianca Holdings to purchase Advent’s interest in LifeMiles at a price to be determined pursuant to LifeMiles’ shareholders agreement, and any such obligation would be material. As of the date of this annual report, we understand that United has not provided a waiver of all existing defaults under the United Loan and there can be no assurance that, if a new waiver is requested by BRW after the date of this annual report, any such waiver would be granted. As of the date of this annual report, we are not aware of any action that United or its collateral agent have taken to enforce the share pledge.

Furthermore, the terms of our outstanding 8.375% Senior Notes due 2020 contain a change of control repurchase provision which provides that if there is a rating downgrade in such notes by each rating agency that rates the Notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

The aggregate principal amount of our indebtedness that contains change of control events of default, change of control repurchase provisions or cross-default provisions which could be triggered in the circumstances described above is $1,566.1 million, of which $1,006.3 million is secured indebtedness. For a description of certain terms of our material financings, see “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.” including “—Bank Loans and Export Credit Agency Guarantees” thereunder.

If we are required by our lenders and noteholders to repay all or some of the financings referred to above, or if Advent is able to exercise its put option under the LifeMiles shareholders agreement, there can be no assurance that we will have sufficient funds to comply with our payment obligations. In addition, there can be no assurance that we will be able to modify or amend the terms of our debt, or obtain appropriate waivers in order prevent some or all of such debt becoming immediately due and payable. If we are not able to repay our borrowings as they become due (including any early acceleration of our financings), our inability to repay our debt may result in our creditors seeking to enforce the collateral granted in respect of our secured indebtedness, which constituted approximately 83% of our total indebtedness as of December 31, 2018. In addition, our lenders would have the right to institute insolvency proceedings or foreclose on certain of our assets and we may file for bankruptcy protection under Chapter 11 or otherwise seek to commence a restructuring of our outstanding indebtedness.

As of the date of this annual report, we have commenced the process of obtaining consent from the lenders under our bilateral and multi-lender credit facilities and from the lenders and export credit agencies under our ECA financings in order to add United as a permitted holder under the relevant change of control provisions of such financings. If such amendments are agreed to by the relevant lenders and export credit agencies, if United took ownership or control of our company, this would not constitute a change of control under such bilateral and multi-lender credit facilities and ECA financings. However, there can be no assurance that we will be able to obtain all such consents in a timely manner or at all. Furthermore, such amendments would not address the change of control provisions referred to above under the Senior Notes due 2020 and the Advent put option arrangements.

Furthermore, the exercise of put and call options negotiated in the context of the United Loan may, under certain conditions, lead to the transfer of shares from BRW and Kingsland to United. In addition, subject to certain conditions, BRW may also repay part of the principal and interest under the United Loan with shares of Avianca Holdings stock, which can involve either United taking ownership of the relevant shares or such shares being sold to third parties in the open market. Furthermore, any breach of the obligations of Kingsland that are owed to United and secured by the common shares that Kingsland owns may also entitle United to take enforcement action in respect of the such shares. We cannot assure you that, as a consequence of these arrangements, our current controlling shareholders, BRW and Kingsland, will keep their majority stake and/or exclusive voting control in Avianca Holdings.

In addition, certain key decisions with respect to our business and operations need to be approved by an Independent Third Party appointed by United and BRW (or, if an Independent Third Party has not been appointed, the Independent Third Party shall be Kingsland). Pursuant to the Share Rights Agreement, if United notifies the other parties to the agreement that (a) United has determined that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (b) United is otherwise prepared to exercise any or all of such rights (which is referred to herein as a United Approval Notice), then United or its designee can assume some or all of the rights given to the Independent Third Party. Such United Approval Notice has not been issued as of the date of this annual report. If United decides to issue an United Approval Notice, unless we obtain all of the amendments to our credit facilities and ECA financings referred to above, we cannot assure you that this would not constitute a change of control under certain financing agreements to which the Company and its subsidiaries are a party.

In addition, any change in our control structure may cause us not to be in compliance with certain governmental requirements agreed between the countries, relating the conditions to be accepted as a designated carrier. Any such non-compliance could cause our permits to be adversely affected to the extent of such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations. See “—Risks Relating to the Airline Industry—We are subject to international bilateral and multilateral air transport agreements in relation to the grant and exchange of air traffic rights between different countries, and to the extent applicable governmental authorities deny permission to us to provide service to domestic and international destinations, our business and results of operations may be adversely affected.”

Any change in our control structure may cause corresponding changes in relation to management and control decisions and could alter our controlling shareholders’ objectives in a manner that is not favorable to our shareholders, or holders of our indebtedness. See “—Risks Relating to the ADSs and our Preferred Shares—We have identified material weaknesses in our internal control over financial reporting and our disclosure controls and procedures are not effective. If we fail to remediate the identified material weaknesses, or if we otherwise fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, detect or prevent fraud, or file our periodic reports in a timely manner, which may, among other adverse consequences, cause investors to lose confidence in our reported financial information and lead to a decline in the value or trading price of our securities” and “—Our audited financial statements as of and for the year ended December 31, 2018 contain a going concern qualification, raising questions as to our continued existence.”

Our audited financial statements as of and for the year ended December 31, 2018 contain a going concern qualification, raising questions as to our continued existence.

Our financial statements as of and for the year ended December 31, 2018 have been prepared assuming that we will continue as a going concern. As discussed in note 2(f) and 36 to our consolidated financial statements included in this annual report, in November 2018, under the terms of the United Loan, BRW pledged to Wilmington Trust as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan. We understand from discussions with BRW that BRW is currently in breach of a collateral coverage ratio under the United Loan, and such breach constitutes an event of the default under the United Loan. The existence of one or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party. As a result, any such action could cause a change of control under several of our financing agreements, including material bilateral and multi-lender credit facilities and substantially all of our ECA financings covering our aircraft. See “—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

If we are required by our lenders and noteholders to repay all or some of our financings, or if Advent is able to exercise its put option under the LifeMiles shareholders agreement as a result of a change of control, there can be no assurance that we will have sufficient funds to comply with our payment obligations. As stated in the going concern qualification in the audit report to our consolidated financial statements, these circumstance raise a substantial doubt as to our ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The inclusion of a going concern qualification in the audit report to our consolidated financial statements may negatively affect the price of our shares and may adversely impact our ability obtain financing or refinance our existing indebtedness. Any inability to continue as a going concern may result in our shareholders losing their entire investment.

The United Copa Transaction is subject to the receipt of approvals, consents and clearances from regulatory authorities in multiple jurisdictions in North, Central and South America pursuant to which the transaction could be subject to conditions that could prevent or materially impact the transaction, and even if the transaction is approved, we may not be able to extract the full anticipated benefits in relation thereto.

On November 29, 2018, Avianca entered into a three-way Joint Business Agreement with United and Copa to create a strategic and commercial partnership that we expect will bring new services and innovations for passengers and cargo travelling between the United States and 19 countries in Latin America. The partnership is intended to cover routes between the United States and Central and South America (excluding Brazil, Mexico and the Caribbean) and we plan to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service in these regions. We hope that this transaction will enable the companies to better align frequent flyer programs, coordinate flight schedules and improve airport facilities. There can be no assurances, however, that our plans to expand our business and extract value via the United Copa Transaction will be successful given a number of factors, including the need for regulatory approvals in each country, additional transaction-related costs and the possibility that benefits intended to be obtained in connection with the transaction do not materialize.

The United Copa Transaction remains subject to regulatory approval in the United States and multiple jurisdictions in Central and South America (excluding Brazil, Mexico and the Caribbean). In deciding whether to grant the required regulatory approval, the relevant governmental entities will consider the effect of the commercial partnership on competition and air transport within their relevant jurisdictions, and other considerations they may deem appropriate. The regulatory approval process could take between 12 and 18 months (or potentially longer), and we are not permitted to fully implement the joint business arrangement until we receive governmental approval from the relevant authorities in the United States, Colombia and Panamá, and the rest of the jurisdictions. There can be no assurances that the relevant regulators will not impose unanticipated conditions, terms, obligations or restrictions. Any one of these conditions, terms, obligations or restrictions could jeopardize or delay the effective time of the transaction or delay, reduce or eliminate the anticipated benefits of the transaction. We also cannot assure that all required approvals and consents will be obtained. The occurrence of any of the foregoing could result in a failure to close the transaction and have a material adverse effect on our business, financial condition and results of operations.

Even if approval is received, we may incur additional costs related to management oversight of any new or expanded activities in connection with the United Copa Transaction. The integration of these activities into our existing business and the development of other management tools designed to help achieve profitability from this commercial partnership may create additional and unanticipated costs. Any of these factors and related costs may affect our results and financial condition. Given the current and expected competitive landscape in the airline industry in the United States and Latin America, as well as other market factors and conditions, it is possible that there may be a significant period before we are able to generate profits relating to the transaction and our overall business, and in certain circumstances we may not extract value and/or realize any anticipated or expected benefits from the United Copa Transaction, in each case potentially adversely affecting us.

Oceanair, a Brazilian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently filed a petition for judicial restructuring in Brazilian courts and, shortly thereafter, for Chapter 15 relief in the United States. In addition, Avian, an Argentinian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently initiated a preventative crisis procedure as a precursor to dismissing certain employees and reducing the salaries of other employees. Each of these factors may have a negative impact on our brand, business, revenue and financial position and cause significant reputational harm.

On December 10, 2018, Oceanair Linhas Aereas S.A., a Brazilian airline that licenses the trademark “Avianca” from Aerovias del Continente Americano S.A. – Avianca, together with AVB Holding S.A., its parent entity, which, together with Oceanair, we refer to as the “Debtors,” filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of Sao Paulo State, Brazil seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against Oceanair’s fleet. On December 27, 2018, the Debtors also filed for Chapter 15 relief in the United States Bankruptcy Court for the Southern District of New York seeking recognition of the Brazilian Insolvency Proceeding and with the purpose of halting legal action by creditors to collect from the Debtors in the United States. Prior to and subsequently to these filings, several aircraft repossession actions were filed in Brazil by aircraft lessors to immediately respossess the aircraft leased to Oceanair due to Oceanair’s failure to pay rent. While such petitons were initially granted in some cases, such rulings were subsequently cancelled by Brazil’s Superior Court of Justice, although the approach of the courts could change to permit reposessions. As a consequence, the Debtors were granted protection from any acts of foreclosure, including lawsuits and administrative proceedings, until the Debtors’creditor meeting held on April 5, 2019 during which creditors representing the four different categories of claims voted on the reorganization plan proposed by the Debtors. On April 8, 2019, the São Paulo Court of Appeal authorized certain lessors to proceed with the repossession of certain aircraft. In response to such decision, the Debtors filed a petition for the amicable return of 40 aircraft within a period of five months, which is currently under review by the court. As a result of the repossession efforts of the lessors, Oceanair was required to cancel some of its flights. Meanwhile, on March 11, 2019 Azul, another Brazilian airline, announced that it had signed a non-binding agreement to acquire certain operational assets and rights of Oceainair in block. Oceanair has ceased all its international operations on March 31, 2019 and has been reducing their domestic operations. During the first week of April 2019, LATAM and Gol communicated to the market that they also intend to participate at the bidding process for the acquisition of Oceanair slots and other assets. Therefore, the draft of the reorganization plan has been amended to allow the three companies and other interested participants to compete equally in the auction, which remains to be scheduled. This adjusted plan, with some additional modifications, was approved on April 5, 2019 by the majority of OceanAir’s creditors during the creditors’ meeting and it was subsequently ratified by the competent judge on April 12, 2019. In addition, the approved restructuring plan provides that Avianca’s rights as owner of its trademarks shall be respected and that the temporary use of such trademarks depends on the prior authorization of Avianca.

Oceanair and AVB Holding S.A. are not part of our group and, accordingly, its administration, operations and financial statements are separate, and their results are not consolidated with ours. Brazilian law 13.467/2017, better known as the 2017 labor reform law, introduced a more restrictive concept of “economic group” which demands not only common control but also proof of the existence of integrated interests and operations among the relevant entites. Nevertheless, although we are currently not a party in any pending bankruptcy or judicial restructuring proceedings in Brazil, the United States or elsewhere, we are exposed to certain risks related to the Oceanair proceedings, partially because Synergy also owns a majority stake in Oceanair. We have historically entered into a number of commercial arrangements with Oceanair, including the aircraft sublease arrangements pursuant to which Oceanair is required to make monthly lease payments to us. We currently have two aircraft on sublease to Oceanair. In the event that Oceanair does not pay us, we remain liable to our lessor as primary obligor. We estimate that the total number of payments payable by Oceanair in relation to these sublease contracts during 2019 will be $1.14 million. Two subleased aircraft were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft.

Another airline in Argentina named Avian Lineas Aereas S.A. (“Avian”) that is also part of the Synergy group and operates under the trademark “Avianca” recently initiated a preventative crisis procedure (a procedimiento preventivo de crisis) as a precursor to dismissing certain employees and reducing the salaries of other employees. We understand that the Labor Ministry in Argentina is currently requesting certain information from Avian in order to evaluate the preventative crisis procedure. Avian is also not part of our group and, accordingly, its administration, operations and financial statements are separate, and its results are not consolidated with ours. We have entered into certain commercial agreements with Avian that are not material for us and there are no aircraft leased to Avian or fleet exposure with Avian similar to the one we face with respect to Oceanair.

In addition, we have already experienced, and could continue to experience, reputational harm as a result of the Oceanair and Avian proceedings. Oceanair operates the trademark “Avianca” at no cost under a trademark licensing agreement executed between Avianca and Oceanair since 2009 and a trademark licensing agreement exists between Avainca and Avian since 2016. As a result of our shared name and brand, customers, current or future contractual counterparties and the public in general may easily confuse us with Oceanair and Avian or otherwise assume we are involved in its restructuring. Any such association may impact our brand, ability to negotiate advantageous terms with counterparties, or at all, and could generally result in an overall decrease in customer confidence, any of which could lead to a significant loss of business and revenue or result in operational and/or financial harm.

We have experienced ratings downgrades in the past.

Major rating agencies, including Fitch and Standard and Poor’s, have downgraded us in the past, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished, and may do so again in the future, particularly if we are unable to successfully reduce our significant indebtedness, including the repurchase or repayment of currently outstanding bonds in the international market. If we were to experience a ratings downgrade, this would likely make it difficult for us to refinance our debt and may increase our interest expenses, which could damage our financial condition and results of operations. A default on any of our debt obligations would likely have a negative impact on the market value of our ADSs and generally impair our ability to obtain financing on favorable terms or at all to fund our operations on an ongoing basis.

We have significant indebtedness, fixed financing and other costs and expect to incur additional indebtedness and financing costs as we modernize our fleet and seek selective opportunities for profitable growth.

We have substantial and increasing fixed financial costs in connection with our aircraft financing obligations and other indebtedness. As of December 31, 2018, we had $4,007.6 million of total debt outstanding, and our interest expense was $212.3 million in 2018. In 2018, our aircraft rental expenses under aircraft operating leases aggregated $267.7 million, and our facility rental costs aggregated more than $41.5 million. In addition, we have entered into agreements to acquire up to 124 Airbus A320 Neo family to be delivered between 2019 and 2025. While we have recently reduced our order of such Airbus A320 Neo by 17 aircraft and while we have negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028, we expect to incur additional indebtedness in connection with these forthcoming aircraft deliveries. See “Item 5. Operating and Financial Review and Prospects—Part A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” and “—We have significant off-balance sheet arrangements.”

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

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance and/or repurchase all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, ratings and results of operations.

Our existing debt and lease financing arrangements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.

The majority of our financing arrangements and aircraft leases contain covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, create liens and make certain investments. Some of these covenants require that we comply with specified financial ratios, including an EBITDAR coverage ratio of not less than 1.75 to 1.00, a capitalization ratio of not more than 0.86 to 1.00 and a minimum liquidity level of $350 million, in addition to other negative and affirmative covenants. As of December 31, 2018, our EBITDAR coverage ratio was 1.85 to 1.00, our capitalization ratio was 0.85 to 1.00 and our liquidity level was $432.9 million, it being recognized that calculations can differ between our financings. As of December 31, 2018, Avianca was not meeting its debt service ratio for its Colombian-law governed Local Bonds and therefore, cannot pay dividends to Avianca Holdings. The Local Bonds will mature in August 2019. In addition, as a result of such breach, there are restrictions on the indebtedness that Avianca can incur outside of fleet financing and ground support equipment. However, this failure does not constitute an event of default and does not give holders of the Local Bonds the ability to accelerate this debt. Given the scope and breadth of the covenants that Avianca Holdings and its subsidiaries are subject to pursuant to numerous financing agreements with multiple lenders, it is possible that we could breach other covenants in the future, even if unknowingly. See “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

Complying with the covenants in our many financing agreements may cause us to take actions that make it more difficult to execute our business strategy successfully and we may face competition from companies not subject to such restrictions. If we fail to comply with the covenants under any of our indebtedness, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness. In order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all.

We have in the past and may in the future fall out of compliance with financial covenants in our debt agreements. A default under such agreements may result in their early termination and, as consequence, the cross-default of certain obligations which would cause a material adverse effect on us.

We may experience decreases in revenue or profitability in the future.

We experienced an increase in revenue in 2018, primarily as a result of an increase in passenger revenue mainly due to an increase in average fare across our network and an increase in loyalty revenue. In the past, however, we experienced a decrease in revenue, primarily as a result of lower yields, which were caused by increased competition, new competitors and the depreciation of the Colombian peso against the U.S. dollar (which caused the dollar-equivalent amount of our revenue earned in Colombian pesos to decrease). There is no assurance that these factors or other factors will not negatively affect our business in the future. Prospective investors should understand that our future results of operations are subject to significant uncertainties.

In addition to seeking to increase our operational efficiency and operating margins, we seek to grow by focusing on our core business and expanding our service to new markets, mainly via strategic alliances, including the United Copa Transaction. We cannot assure you, however, that any future growth will improve our overall profitability and it may, in fact, damage our profitability. For example, when we commence a new route, our load factors tend to be lower than those in our established routes, and our advertising and other promotional costs tend to be higher, which may result in initial losses that would have a negative impact on our consolidated results of operations as well as require a substantial amount of cash to fund. We also periodically offer special promotional fares, particularly in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors while reducing our yield on such routes during the period that they are in effect.

Prior to 2018, demand for air travel and overall performance of the Latin American aviation market weakened partially because the fall of commodity prices, especially fuel, affected the economics of the region, causing a downturn in economic growth rates, significant currency devaluation, an increase in inflation and a decline of international investments. This regional economic downturn affected the demand for air travel and overall performance in our home markets. During 2018, the Latin American aviation market excluding Argentina, which according to IATA has presented a GDP reduction of 3.5 basis points and an annual currency devaluation of close to 51% versus 2017, presented a slight recovery. We cannot assure you that this trend will continue. Should economics in Latin America begin to weaken once more as a result of a fall in commodity prices or otherwise, the profitability of airlines in the region, including our company, would be once more negatively affected.

In addition, the capacity increase and low fare strategy of North American airlines in our core markets, led by low cost carriers may continue to affect our revenue and those of other Latin American airlines.

Our operating efficiency, growth and profitability depend on the number of markets we serve and our flight frequencies, which in turn depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. According to ALTA, air travel in Latin America grew at rates of 5.7%, 5.1% and 3.8% in 2018, 2017 and 2016, respectively. We cannot assure you that this growth will continue in the future or that any new markets we enter will provide sufficient passenger traffic to make our operations in those new markets profitable. Any condition that would prevent or delay our access to key airports or routes, including limitations on the ability to carry more passengers, the imposition of flight capacity restrictions, the inability to secure additional route rights under bilateral agreements or the inability to maintain our existing slots and obtain additional slots, could constrain the expansion of our operations. See “—Risks Relating to Colombia, Peru, Central America and Other Countries in which we operate.” In light of the factors mentioned above, we cannot assure you that we will be able to successfully achieve profitability or expand our existing markets, and our failure to do so could harm our business and results of operations, as well as the value of the ADSs.

Our assets include a significant amount of goodwill.

Goodwill represents 4.34 per cent of our assets. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

We have significant off-balance sheet arrangements.

We have significant off-balance sheet arrangements, which must be taken into account in evaluating our overall level of leverage and financial health. As of December 31, 2018, the balance of our aircraft off-balance sheet arrangements was $1,100.7 million, primarily related to obligations under our operating leases for aircraft in our fleet. See “Item 5. Operating and Financial Review and Prospects—Part E. Off-Balance Sheet Arrangements.” The amount of these off-balance sheet arrangements may grow in the future as we incorporate new aircraft into our fleet under our fleet plan, many of which could be through operating leases. For more information, see “—We have significant indebtedness, fixed financing and other costs and expect to incur additional indebtedness and financing costs as we modernize our fleet and seek selective opportunities for profitable growth.” Although our off-balance sheet arrangements, including our aircraft leases, are not listed as liabilities on our balance sheet, they represent substantial financial obligations. Any conditions that limit our ability to comply with these obligations could materially harm our financial condition and results of operations.

We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operations.

We are, and in the future may be, a defendant in various judicial, arbitral and administrative proceedings arising in the ordinary course of our business and also, on an exceptional basis. Such disputes may relate to civil, tax, labor, social security, regulatory or environmental matters and involve our customers, management or environmental, labor and tax authorities, among others. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include materially adverse judgments or settlements, either of which could require substantial payments or other significant financial obligations. We cannot assure you that the outcomes of these proceedings will be favorable to us, or that we will have established sufficient reserves for all potential liabilities in connection with these proceedings. Unfavorable decisions or settlements in relation to these proceedings that prevent us from conducting our business as initially planned, or that involve substantial amounts that have not been adequately provisioned, may materially adversely affect our business, financial condition and results of operations.

In particular, we were party to several litigation matters and other disputes emanating from the Pilots’ Strike which lasted 54 days in 2017 and caused the cancellation of 14,337 flights, approximately 50% of our flights, during that period. On September 28, 2017, by resolution No. 3744 of 2017, the Colombian Ministry of Labor convened a compulsory arbitration tribunal whose awards are comparable to collective bargaining agreements. This tribunal settled the dispute regarding economic claims between ACDAC and Avianca. The tribunal issued an award in favor of ACDAC on December 11, 2017. In February 2018, Avianca filed a motion to clarify the terms of the arbitration and asked to revoke some of the terms on the basis that the tribunal exceeded its competence by rendering a decision beyond the scope of its jurisdiction. On February 8, 2018, the tribunal accepted such motions and remanded the case before the Colombian Labor Supreme Court, which is the competent authority to rule this motions. On March 7, 2018, the Colombian Supreme Court of Justice acknowledged receipt of the request and allowed ACDAC to present its defense. The annulment has been under review since October 8, 2018 and no decision has been issued. If the award is not annulled, it will be confirmed and will have adverse effects on us. On March 6, 2019, we filed a lawsuit against ACDAC seeking up to $125.1 million in damages in respect of the losses that we incurred as a result of the Pilots’ Strike.

In addition, some of our subsidiaries are currently defendants in several lawsuits of a civil, commercial or labor nature originating from alleged acts or omissions related to their activities as carriers or as employers, with varying claims for damages on legal and contractual bases. There are several other proceedings pending in which our subsidiaries are plaintiffs demanding that certain decisions of administrative authorities be declared null. If our subsidiaries do not prevail in such proceedings, not only will the decisions of the authorities remain effective, but our subsidiaries may also be required to pay penalties, sanctions or other additional amounts.

We are also party to several tax disputes and investigations with different authorities, the outcome of which may result in additional taxes, interest or penalties which could give rise to administrative proceedings with applicable authorities.

For more information on the material proceedings to which we are a party, see “Item 8. Financial Information—Part A. Consolidated Statements and Other Financial Information” and Note 32 to our audited financial statements contained elsewhere in this annual report.

If our new aircraft are not delivered or placed into service on time and on competitive terms, our competitive position and results of operations are likely to be harmed.

We have entered into several agreements to acquire up to 124 Airbus A320 Neo family to be delivered between 2019 and 2025. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity), but did not alter the total deliveries scheduled between 2019 and 2025. Recently, we signed an amendment to the purchase agreement of the A320 Neo family pursuant to which we have reduced our order of Airbus A320 Neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028 as well as agreed on certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). The timely delivery of new aircraft is subject to a number of uncertainties including (i) the unwillingness of our suppliers due to production capacity constraints or otherwise, (ii) unexpected safety or other operational problems that could cause such aircraft to be grounded, as has happened in the past to B787 aircraft operated by other airlines and (iii) our inability to obtain necessary aircraft financing for any reason.

As a result of these changes to our aircraft delivery schedule, in the future we may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

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

These and other such risks may significantly delay our ability to implement the critically important continuing modernization of our passenger and cargo fleet. While our jet passenger operative fleet had an average age of 7.30 years as of December 31, 2018, our total operative fleet had an average age (including both passenger and cargo and jet and turboprop aircraft) of 8.03 years as of that date. Our ability to remain competitive and to achieve improvements in operating efficiencies is heavily dependent on the prompt modernization of our fleet, and any disruptions of, or delays in, our proposed modernization program may significantly harm our business by eroding our competitive position, delaying our ability to reduce operating costs and complicating our ability to retire our older aircraft on schedule.

Underperformance of aircraft ordered from Airbus, Boeing and ATR may adversely impact our operations and financial results.

We expect our fleet renewal plan to result in increased fuel efficiency, crew productivity, and lower training costs leading to higher operational efficiency and flexibility. However, if the aircraft do not perform as expected or if we experience periods of aircraft unavailability due to unanticipated technical problems with aircraft that we acquire, the introduction of new aircraft as part of our fleet renewal plan may not result in the aforementioned benefits, and additional cost will be incurred associated with their purchase and maintenance and with the replacement of older aircraft. For example, due to an industry-wide issue affecting Rolls Royce engines used on the Boeing 787 fleet, we have experienced periods of unavailability of our Boeing 787 aircraft pending engine maintenance by Rolls Royce. Although our agreements with Airbus, Boeing and ATR would permit us to receive compensation under certain circumstances in the event these aircraft fail to meet their agreed specifications, we can offer no assurance that compensation received, if any, would adequately compensate us for the loss of the anticipated benefits of the new aircraft. The incurrence of the additional financing costs to purchase these aircraft and the additional cost of retiring portions of our current fleet without achieving the related increase in efficiency and cost reductions could have a negative impact on our business, operations and financial performance.

Integration of new aircraft and return of old aircraft into our fleet may be costly in terms of financial and human resources.

We currently expect to integrate 111 new Airbus aircraft and three new Boeing aircraft into our fleet between 2019 and 2025. We may experience difficulties in integrating these new aircraft into our fleet, including in relation to the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel to operate new aircraft. Our failure to integrate these newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some of our existing leased aircraft. Such unanticipated extensions may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs.

Upon replacing our aircraft with newer models, we may also face difficulties selling the aircraft we own in a short period of time at favorable prices or returning our leased aircraft and engines on reasonable terms due to rigorous pre-return inspections by the lessors, which can lead to lengthy and costly negotiations during which we are obliged to continue making lease payments for unutilized equipment. We also have a large inventory of spare parts and components for our current fleet and we may not be able to sell this inventory at favorable prices.

Our maintenance costs will increase as our fleet ages, and our operations would be negatively impacted due to unplanned stoppages related to maintenance.

As of December 31, 2018, our operative fleet had an average age of 8.03 years; our jet passenger operative fleet had an average age of 7.30 years; our cargo fleet had an average age of 20.39 years; and our turboprop operative fleet had an average age of 6.70 years. Our maintenance costs can be expected to increase significantly, both on an absolute basis and as a percentage of our operating expenses, if our fleet ages and such fleet is not replaced or the warranties covering such fleet expire and are not renewed. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical problem with our aircraft were to be discovered, this would cause our aircraft to be grounded while such defect or mechanical problem was being corrected. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve such defect or mechanical problem, that we would obtain such parts on time, or that we would succeed in solving such defect or mechanical problem even if we obtained such parts. This could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us.

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

We are a party to code-share agreements with various international air carriers (see “Item 4—Information on the Company—Part B. Business Overview—Product, Services and Route Network”). These agreements provide that certain flight segments operated by us are held out as our code-share partners’ flights, as the case may be, and that certain of our code share partners’ flights, as the case may be, are held out for sale as Avianca flights. In addition, these agreements provide that our LifeMiles members can earn miles on or redeem miles for such code-share partners’ flights, as the case may be, and vice versa. We receive revenue from flights sold under these code-share agreements. In addition, we believe that these frequent flyer arrangements are an important part of our LifeMiles program. The loss of a significant partner through bankruptcy, consolidation, or otherwise, could adversely affect us. We may also be adversely affected by the actions of one of our significant partners, for example, in the event of nonperformance of a partner’s material obligations or misconduct by such partner, which could potentially result in us incurring liabilities, or poor delivery of services by one of our partners, which could damage our brand.

We may be adversely affected if LifeMiles loses business partners or if these business partners change their policies in relation to the granting of benefits to their clients.

LifeMiles relies on its main business partners (including over 100 financial services companies with whom LifeMiles has co-branded credit card and miles conversion agreements) for a significant portion of its gross billings. A decrease in miles sold to any one of LifeMiles’ significant partners for any reason, including a temporary or permanent downturn in their business or financial condition, a decrease in their activity or their development of new loyalty strategies for their respective clients, could adversely affect LifeMiles and its financial condition. In addition, a decision by any one of these partners to not participate in the LifeMiles program could have a negative effect on its results of operations.

Most agreements with LifeMiles’ business partners, other than Avianca, with whom LifeMiles has a long-term agreement, are short-term agreements with terms of up to seven years and may be terminated or renewed under different terms when they expire. For example, co-branded agreements with its financial partners typically have five to seven-year terms. Agreements with other partners often have even shorter terms. In addition, some of these agreements may be terminated prior to expiration in the case of any material uncured breach by LifeMiles. Any such termination or inability to renew these agreements could have a material adverse effect on LifeMiles’ results.

We do not exercise control or influence over the commercial policy of any of LifeMiles’ partners. They may freely change their policies for accumulating, transferring and redeeming miles, as well as develop their own platforms for clients to exchange points for rewards, including airline tickets issued by other airlines, and as a result reduce LifeMiles’ gross billings and demand for miles. Changes in these policies may (i) make the LifeMiles program less attractive or efficient for the clients of its partners, and (ii) increase competition in the loyalty sector, which in turn may reduce and the demand for miles, increase downward pressure on the average price of miles and harm LifeMiles’. If the loyalty program sector does not grow enough to absorb new participants or if LifeMiles does not adequately react to the market or to the policies of our partners, LifeMiles may be adversely affected.

Any interruption, destruction or loss of data in our information technology systems, including at LifeMiles, due to cyber attacks could have a material adverse effect on our reputation, business, financial condition and results of operations.

We and our service providers, are subject to a variety of information technology and system cyber threats as a part of our normal course of operations, including computer viruses or other malware, cyber-fraud, data breaches, and destruction or interruption of our information technology systems by third parties or our own personnel. Any of these or other events could cause interruptions, delays, loss of critical or sensitive data, misappropriation of or access to personal data or failure to comply with regulatory or contractual obligations with respect to such information, which could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business, financial condition and results of operations. In an attempt to avoid the materialization of potential risks, we have put in place cybersecurity governance which includes technological and process controls. Even though we will continue our efforts to protect the systems and information, these cyber threats are constantly evolving, therefore, we may not be able to prevent all data breaches or cyber-attacks.

In addition, we recognize the importance of security, privacy and confidentiality of personal information that travelers, clients, shareholders, investors and employees provide us, and we are committed to adequately protect and treat it, pursuant to the personal date legal protection regime available in each territory in which we operate.

In 2018, we had no material cyber incidents affecting our business, financial position or results of operations.

If actual redemptions by LifeMiles members are greater than expected (other than redemptions in Avianca air tickets), or if the costs related to redemption of miles increase (other than costs of redemptions in Avianca air tickets), we could be adversely affected.

LifeMiles derives most of its gross billings from the sale of miles. Based on historical data, the estimated weighted average period between the issuance of a mile and its redemption is approximately 10 months. However, LifeMiles cannot control the timing of the redemption of miles or the number of miles ultimately redeemed. LifeMiles intends to use cash generated by the sale of miles in a given fiscal year to pay for the redemption costs incurred in that year, and intends to maintain a cash reserve to cover estimated future redemptions. As a result, if the redemption costs that LifeMiles incurs in a given fiscal year exceed its available cash and new sales in that period, it may not have sufficient cash on hand to cover all actual redemption costs in that year or future years, which could materially and adversely affect its business, financial condition and results of operations.

LifeMiles’ main operating costs relate to the purchase of rewards, particularly airline tickets, in order to satisfy the redemption of miles by our members. Because LifeMiles does not incur redemption-related costs for miles that are not redeemed and have expired, its profitability depends in part on the estimated percentage of miles issued that will never be redeemed by our members, or “breakage.”

LifeMiles’ estimate of breakage is based on historical trends. We expect that breakage will decrease as LifeMiles expands its network of partners and makes a greater variety of rewards available to our members. LifeMiles seeks to offset the decrease in breakage through increases in volume of miles sold and, where practicable, through adjustments to its pricing policy for miles sold to its partners. If actual redemptions exceed expectations and LifeMiles fails to increase the volume of its sales or to appropriately price its miles and rewards, its profitability, and consequently our own profitability could be adversely affected.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to reduce costs by operating a simplified fleet of airplanes. However, as a result of such strategy, we are increasingly reliant on small group of suppliers—Airbus, Embraer, Boeing and ATR—and are thus vulnerable to problems associated with such suppliers, including, among others, in relation to design defects, mechanical problems, contractual performance, adverse public perceptions and regulatory actions. Such supplier concentration risks also extend to the engines that power our aircraft.

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

Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. For example, in September 2017, we discovered some issues with some of our TRENT 1000 engines of our Boeing B787 fleet, which has led us to preemptively ground and fix one of our Dreamliners. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Hidden system failures in acquired aircraft could result in accidents leading to the loss of life of passengers and third parties and damages to third-party property. The Boeing 737-MAX recenty suffered two fatal accidents within six months and the aircraft has been widely grounded around the world. We currently do not have any Boeing 737-MAX aircraft in our fleet or on order, however, we are consolidating our fleet and limiting the types of aircraft we use to provide our services. If in the future, any of the types or aircraft we use face similar restrictions, this could have a material negative impact on our business, operations and financial performance. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

We are highly dependent on our hubs at Bogotá’s El Dorado International Airport, Lima’s Jorge Chavez International Airport and El Salvador’s International Airport and confront structural challenges at each of these airports.

Our business is heavily dependent on our operations at our three hubs at Bogotá’s El Dorado International Airport, Lima’s Jorge Chavez International Airport and El Salvador’s International Airport Monseñor Oscar Arnulfo Romero y Galdámez. Many of our routes operate through these hubs, which account for a significant portion of our daily arrivals and departures. The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights. Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures, any of which could affect one or more of our hubs or other airports in any of the regions served by us. Delays inconvenience passengers, reduce aircraft utilization and increase costs, all of which negatively affect our profitability.

In particular, our business is heavily dependent on our operations at our Bogotá hub at El Dorado International Airport, especially following the full migration of our Colombian operations to the El Dorado International Airport in April 2018, thereby fully phasing out operations through Puente Aéreo. During 2018, 40.3% of our domestic flights and 15.8% of our total international flights either departed from or arrived at El Dorado International Airport. As a result, any significant interruption or disruption in service at El Dorado International Airport in particular, or any other condition adversely affecting the international competitiveness of the El Dorado International Airport, could have a serious impact on our business, financial condition and operating results.

El Dorado International Airport currently faces significant traffic congestion due to the lack of capacity in ground operations. The limited capacity of the ground side (parking positions) is the strongest restriction and prevents the terminal capacity increase in Bogotá. In addition, the number of gates at El Dorado International Airport need to be increased to accommodate demand, which currently exceeds the airport’s capacity.

While we believe that the centralization of our Bogota operation in El Dorado terminal 1 enhances customer experience, a new operation scheme also presents challenges in coordination, planning and costs. We may experience difficulties in our operations during the implementation period.

We are working with the Colombian Aeronautic Authority to improve the operational competitiveness of the airport and the on-time performance of Avianca and the rest of the operating airlines, but we are not sure if the discussed operational measures will be implemented by the authority and any failure to do so may have an adverse effect on our operations and results.

In addition, in 2018, we also operated 79 national and international flights out of Lima’s Jorge Chavez International Airport. One of the major operational risks we face on a daily basis in this airport is the limited number of parking positions. Additionally, the indoors infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls. Lima Airport Partners (LAP), the concessionaire of Lima’s airport, plans to expand the airport’s capacity with a second runway, more parking positions and a new terminal for passengers. These expansion plans started in 2017 and will be implemented until 2024. IATA began to provide advisory services to the Peruvian Civil Aviation Authority to improve overall runway capacity and ground movement patterns at Jorge Chaves Airport. However, there is no guarantee that these expansion plans will be implemented in the manner contemplated or at all and, if implemented, will be fully effective in eliminating or reducing infrastructure challenges. In the interim period, prior to completion of expansion plans, we expect that Lima’s airport’s capacity will remain unchanged and, therefore, that we will continue to confront operational challenges.

In 2018, we also operated more than 88 daily international flights at El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez. Our growth in this region depends on the airport’s infrastructure. However, among other structural challenges, there is a limited number of parking spaces at this airport. In addition, due to an increasing number of flights out of this airport without any corresponding improvements to facilities, gate capacity has become increasingly limited, and we believe the equipment for security controls to special destinations is inadequate to attend to our passengers. These events could limit our ability to manage connections and operations according to our standards and generally impede growth and expansion in the region.

El Salvador Airport has been in non-compliance with the International Civil Aviation’s international security standards as it does not foresee the required separation between arriving and departing passengers. In 2018, the Aeronautical Authority of El Salvador demanded that we implement a double security screening for all the connecting passengers in the airport. Currently, we cannot implement these measures as the airport does not have the necessary infrastructure. Once implemented, connecting times may increase and we may have to alter our flight network and schedules.

We are in the process of incorporating new information technology systems and distortions and other disruptions may occur during the implementation period.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations until resolved. For example, in 2018, we executed multiple projects defined on Avianca’s IT roadmap which contains our main strategic projects. As we implement these information technology upgrades, distortions may occur in the process of phasing-in, particularly in relation to our general ledger systems and other related IT systems we use to process our accounting transactions. Accordingly, adjustments may be required during the phase-in period. We also implemented new information technology systems to improve our flight operations and integrate our legacy Avianca and Taca systems and, in the meantime, may experience further operational disruptions. For example, in 2018, we incurred additional passenger compensation expenses to compensate for delays and cancellations emanating from software glitches in connection with the launch of a new crew assignment system.

We cannot assure you that technological failures will not occur as a result of the ongoing implementation of new information technology systems that could result in distortions and other problems. Inabilities and delays in implementing new systems, as well as the possibility of human failure when dealing with new systems, could affect our ability to realize projected or expected cost savings and improve operating efficiency and customer satisfaction as anticipated. Additionally, any systems failures could negatively impact how our customers perceive us and impede our ability to timely collect and report financial results in accordance with applicable laws or result in data losses.

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

Between 1988 and 1993, Avianca had four serious accidents involving significant fatalities, and in 2008, one of Taca’s aircraft had an accident involving five fatalities after landing in Tegucigalpa, Honduras. An accident or major incident in the future involving one of our aircraft could result in significant claims by injured passengers and/or relatives and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent removal from service.

We are required by our creditors and the lessors of our aircraft under our operating lease agreements to carry liability insurance. We believe the insurance coverage and conditions set forth in our liability insurance policies are in accordance with the practice for internationally recognized airlines and comply with the requirements of the aviation authorities in the countries we operate. However, the amount of liability insurance we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident. If the insurance coverage is not sufficient to cover the potential liabilities incurred from a loss, we may suffer a significant financial impact as we would be liable for any amounts exceeding our insurance coverage. Our insurance premiums may also increase significantly due to an accident or incident affecting one of our aircraft. Substantial claims resulting from an accident in excess of our related insurance coverage or increased premiums would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us, our aircraft or the air transport system, due to safety concerns or other problems, whether real or perceived, which would harm our reputation, financial results and the market price of our ADSs.

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

We understand that Guatemala no longer has its Category 1 status as there are currently no Guatemalan-registered air carriers flying to the United States. Unusually, there is no FAA press release and no Category 2 listing on the FAA’s IASA spreadsheet available on the FAA website. The lack of a press release is particularly unusual because part of the philosophy behind the IASA program is to inform travelers. If Guatemala is now Category 2, operations to the US from Guatemala are frozen to levels in place at the time of the FAA’s determination. Because Aviateca S.A. (Guatemala) does not presently operate any flights using its own aircraft to the US, this means Aviateca S.A. may not begin any new services with its own aircraft until such time as Guatemala returns to Category 1. This will impact Avianca’s operational planning. In respect of codesharing with US carriers, a Cagetory 2 classification means that although US carriers may continue to display Guatemalan carriers’ codes at levels in place at the time of the FAA determination, any US carrier codes displayed on flights operated by Guatemalan carriers must be removed/discontinued. Furthermore, operations to the US may only be undertaken via wet lease with a carrier from the US or a Category 1 nation. Therefore, the existing wet lease with Taca International may continue.

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

For some systems, we rely on the third-party providers of automated systems and data center infrastructure as well as for technical support. If the current provider were to fail to adequately provide technical support for any one of our key existing systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business and reputation. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches, or telecommunications failures. Substantial or sustained system failures could impact customer service and ticket sales. We have implemented security and disaster recovery measures and change control procedures; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenue and generally harm our business and reputation.

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

Our operating results fluctuate due to seasonality including high vacation and leisure demand occurring during the summer months of July and August and again during December and January. As a result of this, our first quarter results are usually higher than our second quarter results, and are also influenced by whether Holy Week falls in the first quarter or the second quarter. We are also more susceptible to adverse weather conditions, including hurricanes, as a result of our operations being concentrated in Colombia, Central America and the Caribbean, than some of our competitors. Price changes in aircraft fuel as well as the timing and amount of maintenance and advertising expenditures also impact our operations. As a result of these factors, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance.

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

Increases in labor benefits, union disputes, strikes, and other worker-related disturbances may adversely affect us, including our ability to carry out our normal business operations.

We operate in a labor-intensive industry that is subject to the effects of instabilities in the labor market, including strikes, work stoppages, protests, lawsuits and changes in employment regulations, increases in wages, controversies in salary nature of labor allowances, and the conditions of collective bargaining agreements that, individually or in the aggregate, could have a material adverse effect on our results. The jurisdictions in which we operate have experienced these types of instabilities in the past and we cannot assure you that these instabilities will not occur again.

There are currently seventeen unions covering our employees and eleven of them are in Colombia. In Colombia approximately 18% of overall employees in Avianca belong to a labor union. In addition, there are three labor unions in Peru that cover 30% of our employees in Avianca Peru, two labor unions in Mexico that cover 96% of our employees in Mexico, and one labor union in Argentina that covers 46% of our employees in TransAmerican Airlines S.A. For additional information regarding the unions that our employees are associated with, see “Item 6. Directors Senior Management and Employees—Part D. Employees.” We may be negatively impacted if we fail to maintain harmonious relationships with the labor unions representing our employees, which could lead to strikes, work stoppages or other labor disruptions by its employees.

Given that the majority of our operations is in Colombia, we are highly and particularly sensitive to labor disruptions affecting the Colombian market and its operations.

Recently, the Labor Chamber of the Colombian Supreme Court has ruled that Avianca provides an essential public service and, therefore, strikes and work interruptions are forbidden by law. However, this does not shield us from any disruptions carried out by unions or any other labor dispute in Colombia. The Pilots’ Strike initiated in 2017 by approximately 700 members of the Colombian Association of Civil Aviators pilots’ union lasted 51 days. This was the result of a unilateral decision made by the union, resulting in the cancellation of 50% of our flights during this period and compelling us to enter into wet lease agreements to continue our operations. For a detailed account of the events surrounding the Pilots’ Strike, see “Item 5. Operating Financial Review and Prospects—Principal Factors Affecting our Comparability—Pilots’ Strike.” Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

In addition, our personnel costs may increase significantly as a result of our renegotiation of collective bargaining agreements. Our business and results of operations may be materially adversely affected if we are not able to pass the increased costs arising from the renegotiation of collective bargaining agreements onto our customers through inflation-based price increases.

Avianca signed three formalization agreements in 2012, 2016 and 2017 with the Colombian Ministry of Labor in compliance with labour standards. In accordance with the signed agreements, the Ministry of Labor can supervise and verify our compliance with labor obligations of workers that were directly hired by Avianca. During 2018, officials of Ministry of Labor confirmed compliance with these agreements. Any breach of these agreements may cause labor disruption that may lead to significant increases on our operating expenses, which could adversely affect our financial condition, results of operations and cash flows.

If we are unable to attract passengers to our website and make direct ticket sales, our revenue would be negatively impacted.

Direct internet bookings by our customers represent our lowest cost distribution channel. Our direct e-commerce sales represented 21.5% of our passenger revenue in 2018 and, over recent years, have represented a growing proportion of our total sales. Our website also serves as a platform to offer ancillary products to increase our revenue from non-ticket sources. Accordingly, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online.

We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In furtherance of this goal, we continue to make significant capital expenditures to improve our website and generally increase our online presence; however, there is no guarantee that such efforts and marketing campaigns will be effective.

Given the importance of online ticket sales, it would damage our revenue and potentially our reputation and customer relations if due to technological failures, cybersecurity attacks or otherwise, we are unable to process online sales. Any interruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally negatively impact our reputation.

We may not be able to maintain or grow our ancillary revenue.

Our business strategy includes continually growing our stream of passenger related revenue. A considerable fraction of these revenue are delivered by our portfolio of ancillary products and services. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket passenger revenue could have a negative effect on our results of operations and financial condition.

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

Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights and slots at reasonable costs, and obtain additional landing rights and slots, could materially adversely affect us.

We must pay fees to airport operators for the use of their facilities. Passenger taxes and airport charges have increased in recent years, in some cases substantially. Consistent with such trend, it is possible that the airports we use will impose, or further increase, passenger taxes and airport charges in the future. To the extent we are unable to pass these costs to our customers in the form of increases fares, any substantial increase in airport charges could have a material adverse impact on our results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to maintain and/or expand our services in a manner consistent with our business strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some fashion, we may have to adjust our schedules, change routes or reduce aircraft utilization. If we are unable to obtain or maintain favorable take-off and landing authorizations, slots, gates or other facilities at certain high-density airports, our business, financial condition and results of operations could be materially adversely affected.

Moreover, some of the airports to which we fly impose various other operational restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use. Additional airports may adopt similar restrictions or tighten such restrictions in the future. Such restrictions may limit our ability to continue to provide or expand services at such airports.

At some airports, we may use airport slots if we do not comply with certain on-time performance requirements.

We may be liable for the potential under-funding of a pilots’ pension fund.

We are obligated to make contributions to a pilots’ pension fund for the Colombian Association of Civil Aviators known as “La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles”, or CAXDAC, on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. The assets that we have contributed to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits payments of our employees. The amount in the common CAXDAC fund used to pay the pensions may not be sufficient to cover all accrued pension liabilities, since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension manager, is the only entity obligated to pay retirement pensions to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded, and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review. However, the obligation of pension contribution to CAXDAC shall terminate at the time we transfer the full value of actuarial calculation, which, under Colombian law, should occur no later than the end of 2023.

Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws could adversely affect us, including our brand and reputation.

We are subject to several anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials with the purpose of obtaining or keeping business and/or other benefits. Although our code of ethics and standards of conduct requires our management and employees to comply with the FCPA and similar laws, and our board of directors has issued an anticorruption policy, we are still in the process of FCPA compliance training for our employees and consultants. In addition, despite our ongoing efforts to ensure compliance with the FCPA and similar laws, there can be no assurance that our employees, executives, board members, agents, and the companies to which we outsource certain of our business operations, will not breach their duties under our policies, for which we may be ultimately held responsible. There can be no assurance that our employees, executives, board members, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. If we were not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of our business, including conduct with government entities, we could be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

RISKS RELATING TO THE AIRLINE INDUSTRY

We operate in a highly competitive industry and actions by our competitors could adversely affect us.

We face intense competition on domestic and international routes from competing airlines, charter airlines and potential new entrants in our market and also with regards to our loyalty program LifeMiles. Airlines compete mainly in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

Each year we may face increased competition from existing and new participants in the markets in which we operate. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot assure you that existing or new competitors in our markets will not offer lower prices, more attractive services or increase their route capacity in an effort to obtain greater market share.

In particular, our financial performance is highly sensitive to competitive conditions in the Colombian, Peruvian and Ecuadorian domestic air travel markets. Our primary competitors in the Colombian domestic market are LATAM Airlines Group, VivaAir Colombia (formerly Viva Colombia), EasyFly, Satena and Wingo. Despite our track record of market leadership in the Colombian market, we may face stronger domestic competition in the future and, accordingly, past performance should not be relied upon as indicative of future performance. Our primary competitors in the Peruvian domestic market are LATAM Airlines Group, VivaAir Peru, Star Peru and Peruvian and in the Ecuadorian domestic market our primary competitors are LATAM Airlines Group and TAME. We also compete with a number of large airlines that serve the same international routes we fly, including, among others, Copa Airlines, LATAM Airlines Group, American Airlines, United Airlines, Iberia, Delta Air Lines, Aeromexico, Interjet, Jet Blue Airways, Spirit Airlines, Aerolineas Argentinas, Air Europa, Volaris and Viva Air Group. We expect that increasing competition from international airlines may present additional challenges in the future. For additional information regarding our competitors, see “Item 4. Information on the Company—Part B. Business Overview—Competition.”

Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. In addition, some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, regulatory facilities, financial aid or tax waivers. This support could place us at a competitive disadvantage and adversely affect our operations and financial performance.

In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in relation to our cargo business specifically. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.

Furthermore, new competitors may target LifeMiles’ business partners and members or enter the loyalty marketing industry. We cannot assure you that an increase in competition faced by LifeMiles will not have an adverse effect on the growth of our business with respect to LifeMiles or in general. If we are unable to adjust rapidly to the changing nature of competition in our markets or if the Colombian loyalty marketing industry does not grow sufficiently to accommodate new participants, it could have an adverse effect on us.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Low-cost carrier business models have been gaining increasing momentum in the Latin American aviation market in recent years, particularly as challenging macroeconomic conditions in Latin American persist with the effect of limiting consumer purchasing power. The recent successes of VivaAir Group and Wingo in Colombia, Gol and Azul, in Brazil and Interjet, Viva Aerobus and Volaris in Mexico, JetSMART in Chile and Flybondi in Argentina are evidence of such trend.

Low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for such service. However, as low-cost carriers continue to penetrate our home markets, this could result in significant and lasting downward pressure on the fares we charge which could have a material adverse effect on our financial condition and results of operations and even compel us to reconsider our business model to adapt it to evolving passenger preferences.

We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.

The global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements among nations. For example, “open skies” agreements currently exist among the countries of the European Union, and between Europe and the United States. In Latin America, multilateral “open skies” agreements exist among Colombia, Ecuador, Peru and Bolivia and bilateral “open skies” agreements among each of these countries and the United States, Chile, Panama, Venezuela and the countries of Central America. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing. On the other hand, Colombia and Peru have an air transportation political position based on reciprocity, which means a liberalization of the transportation of passenger on direct flights between the two countries according to the third and fourth freedom rights, as defined in the Chicago Convention on International Civil Aviation, or the Chicago Convention. In 2018, the Colombian government and congress started to discuss the benefits and disadvantages of the open skies model for the Colombian market and whether any changes to it should be made.

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly have been negotiating with local governments to further liberalize or provide more flexibility to its bilateral agreement with such countries and to permit more flights to and from each country. Such ongoing discussions may cause additional changes to the competitive environment.

We expect that governmental authorities will continue to liberalize the current restrictions on international travel to and from countries, which may involve, among other initiatives, the granting of new route rights and flights to competing airlines and an attendant increase in the numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our consolidated financial position and consolidated results of operations. For example, it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogota hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increasing numbers of market participants on the routes we serve. Furthermore, the joint business agreement entered into between LATAM Airlines Group, American Airlines and IAG (British Airways and Iberia) allows them to expand their airlines networks by adding frequencies and capacity to markets between South America, North America and Europe, where we operate. The implementation of these commercial agreements is still pending authorization by the United States although it was approved last year in Chile. It cannot be fully implemented until all the requirements are met by the parties to both agreements. Similarly, the transborder alliance established by Delta and Aeromexico between México and the United States provide customers with benefits in both countries. This puts increasing pressure on us to successfully implement the United Copa Transaction.

We face increased competition from certain airlines that have recently been restructured or emerged from bankruptcy.

In recent years, a number of air carriers have sought to reorganize in bankruptcy. The successful completion of reorganizations has in many cases increased the competitiveness of such airlines, including by significantly lowering operating costs derived from favorable labor, supply and financing contracts renegotiated under the protection of the applicable bankruptcy laws. In addition, many air carriers involved in reorganizations have historically undertaken substantial fare discounting in order to maintain cash flows and to enhance continued customer loyalty. Such fare discounting could further lower yields for all carriers, including us. During 2018, LATAM announced the layoff of 1,300 employees, due to the outsourcing of airport and handling services in Brazil. In addition, Interjet announced that 550 employees (10% of their workforce) will be laid off due to the redeployment of their Sukhoi fleet.

Further consolidation of the Latin American airline industry may adversely affect our business and results of operations.

As a result of the competitive environment in which we operate, there may be further consolidation in the Latin American and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. Our competitors could increase their scale, diversity and financial strength and may have a competitive advantage over us, which would adversely affect us. Consolidations in the airline industry and changes in international alliances are likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures than us.

For example, in 2016, we faced increased competition following Qatar Airways’ acquisition of 10% of LATAM Airlines Group, which served to further bolster the airline’s strength in the region. The 2017 joint cooperation agreement between Delta Air Lines and Aeromexico is another example of this consolidation trend which may result in increased competition. In addition, in 2018, former Brasilian President Michael Temer issued an executive order that now allows foreign groups to own 100% of a Brazilian airline, opening opportunities to competitors like Delta Air Lines to increase its share in Gol Linhas Aéreas.

Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing 20.2%, 22.3% and 26.0%, respectively, of our operating expenses in 2016, 2017 and 2018. Historically, international and local fuel prices have been subject to wide price fluctuations and, in some cases, sudden disruptions, based on geopolitical issues and supply and demand as well as market speculation in relation thereto. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may affect our operating results and otherwise harm our business.

Between December 2017 and December 2018, jet fuel prices had a 26% volatility, with a minimum of $1.55/gal and a maximum of $2.35/gal. We cannot assure you that fuel costs will not continue to increase significantly above their current levels, similar to what occurred in 2013 to mid-2014, when West Texas Intermediate, or WTI, crude prices, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, gradually increased from $93.12 in January 2013 to $107.26 per barrel in June 2014. Our hedging activities may not be sufficient to protect us from fuel price fluctuations, as they are limited in volume and duration and may carry counterparty risk. When fuel prices decrease, for example, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel costs emanating from lower fuel prices. Under the fuel hedge contracts we periodically enter into, we may also be required to fund the margin associated with any loss position on the contracts if (i) the instrument used requires such margin and (ii) the price of the underlying commodity falls below specified levels. Meeting our obligations to fund these margin calls could adversely affect our liquidity, as experienced between 2014 and 2015, when WTI prices fell from $107.26 per barrel in June 2014 to $34.73 per barrel by December 2015. We may not be able to adjust our fares adequately or otherwise respond quickly to protect us from volatility in fuel costs, and our competitors may have better access and terms in satisfying their fuel needs.

We currently have two fuel distributors in Bogotá. Since August 2018, 80% of our fuel is provided by Organización Terpel S.A. and Chevron provides, on a yearly contract, 20% of our fuel. Terpel supplied us with, 84.86%, 98.01%, and 97.9% of our fuel needs in Colombia for each of 2018, 2017 and 2016, respectively. During 2018, 2017 and 2016, respectively, it supplied 36.72%, 42.61% and 43.9% of our total fuel consumption. Our aircraft fuel purchase agreements with Terpel and otherwise do not protect us against price increases or guarantee the availability of fuel. In addition, Terpel is entitled to terminate its fuel supply contracts with us for a number of reasons, thereby potentially compelling us to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us. If we were unable to obtain fuel on similar terms from alternative suppliers, our business would be adversely affected. Accordingly, if this agreement is terminated, we will be required to enter into alternative hedging or pay higher prices, which would adversely affect us. Our fuel risk in Colombia is intensified to the extent that Ecopetrol S.A. (Colombia’s government-controlled oil company) experiences any disruption or slow-down in its fuel production or pumping capacity, particularly in Bogotá. In such event, we or our suppliers may be unable to obtain fuel or may be forced to pay significantly higher prices to do so. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá.

Our business is highly regulated and changes in the regulatory environment in which we operate may adversely affect our business and results of operations.

Our business is highly regulated and substantially depends upon the regulatory environment in the countries in which we operate or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (referring to a practice that uses passenger demanding forecasting and fare-mix optimization techniques to maximize profit for an airline) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans, especially in the event of deterioration of the relations between the countries in which we operate or the public perception of foreign companies in local markets. Accordingly, regulatory issues could adversely affect our business and results of operations.

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

There is a trend in some countries (for example, Colombia, Canada, Brazil, Aruba, Curacao, Mexico, USA, Paraguay, Perú, Dominican Republic and El Salvador, among others), that aim to establish new passenger’s rights, and imposes changes to airlines Contracts of Carriage or limit their scope, based on consumer protection law. If we do not comply with those regulations, we may be subject to investigation, potentially resulting in sanctions or fines, which could adversely affect our business, financial condition and results of operations.

We are working closely with the regional and local airline associations to avoid and prevent our business from suffering unnecessary and burdensome obligations. Throughout 2018, we worked with governments and policy makers on, among others, tax, open skies and passenger rights reforms in Colombia. As of the date of this annual report, passenger rights and open skies reform are still under discussions and therefore the final versions may vary substantially from the proposed version. On the other hand, and effective January 1, 2019, Law 1943 of 2018 (2018

Tax Reform) went into effect introducing numerous changes to Colombian tax rules. In addition, in Costa Rica, we worked on topics such as security fee, non-aeronautical services fee, and passenger rights and in Ecuador on topics such as passenger rights regulation for regular and charter flights, and fares.

We are subject to international bilateral and multilateral air transport agreements in relation to the grant and exchange of air traffic rights between different countries, and to the extent applicable governmental authorities deny permission to us to provide service to domestic and international destinations, our business and results of operations may be adversely affected.

Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. Accordingly, a modification, denunciation of or withdrawal of any country in which we operate from one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension or revocation of our permission to operate in certain airports or destinations or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue, or that we will be able to obtain more traffic rights to accommodate our future expansion plans.

In addition, certain bilateral air transport agreements on which we rely (including, among others, agreements of Colombia with Bolivia, Ecuador, Mexico, Peru, Panama, Chile, Argentina, Brazil, the Dominican Republic, Cuba, the Netherlands and Costa Rica) require that our relevant operating airlines must be incorporated and have their principal domicile, management, operations, technical maintenance and offices in certain designated countries. Also, all of the agreements negotiated by El Salvador (except for the agreements with Ecuador, Colombia, Emirates, Qatar and Chile) contain a clause that our airline in El Salvador (Taca International) remains substantially owned and effectively controlled by Salvadoran nationals. A substantial part of the agreements negotiated by Costa Rica also contain ownership and control requirements. Other bilateral air transport agreements, including, among others, agreements with the United States, United Kingdom and Brazil, respectively, contain requirements that we remain substantially owned and effectively controlled by a national governmental entity or its nationals.

We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have citizenships in several countries and are the beneficial owners of nearly all of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, we may no longer be in compliance with the Colombian bilateral agreements. Our route and landing rights in a number of important countries may be adversely affected to the extent of such non-compliance, with a corresponding material adverse effect on our business, financial condition and results of operations. See “Information on the Company—Part B. Business Overview—Regulation.”

We may not be able to grow our operations to or in the United States and Europe and may be adversely affected if we fail to comply with the United States and European civil aviation regulatory frameworks.

As of December 31, 2018, 74.0% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration, or FAA, and the European Aviation Safety Agency, or EASA, are our most significant foreign government regulators. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. FAA requirements, which apply to our U.S.-registered aircraft, cover, among other things, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental issues, and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with these and other international government regulations, and any increase in the cost of compliance could have an adverse effect on our financial condition and results of operations. Additional new regulations continue to be regularly implemented by various U.S. and European agencies, including, among others, the U.S. Transportation Safety Administration, or TSA, the U.S. Drug Enforcement Agency and the European Aviation Safety Agency, or EASA.

We cannot assure you that the laws and regulations of the jurisdictions to which we fly (including, without limitation, immigration and security regulations, which directly affect passengers) will not change or that new laws adverse to us will not be enacted, and any such events may adversely affect our business, financial condition and results of operations.

Failure to comply with applicable environmental regulations could adversely affect our business and reputation

The airline industry is subject to increasingly stringent global, regional, federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. These laws and regulations are enforced by various governmental authorities. Non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect our operations and financial results.

In 2016, the International Civil Aviation Organization (“ICAO”) adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation. CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, there are more than 70 countries that have informed ICAO of their intention to be volunteers starting in 2021 (including the United States, México, Costa Rica, El Salvador, Guatemala, Dominican Republic, most of the European countries). This could impose an extra cost for airlines operating routes between those countries. In 2019, all operators have started monitoring their emissions. If Colombia reaches a level of RTKs specified by ICAO, it may be required to comply with CORSIA, on a mandatory basis, starting in 2027. This determination will depend on the growth of RTKs during the years 2019 and 2020.

The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Colombia, may also affect our costs of operations and our margins. Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Colombia, the United States or Europe. Future operations and financial results may vary as a result of the adoption of such regulations in Colombia, the United States or Europe.

In addition, the European Union has proposed a directive under which the existing emissions trading scheme, or ETS, in each European Union member state was to be extended to all airlines. This directive would require us to submit annual emission allowances in order to operate routes to and from European Union member states. As of December 31, 2018 this proposal would affect only intra-European flights. Currently, we operate a limited number of routes to and from Europe, and service additional destinations through our code-share agreements. The cost of compliance with any international emissions program, and/or national taxes imposed, is difficult to estimate; however, these costs could be significant and could require us to reduce our emissions, purchase allowances or otherwise pay for our emissions, which could have a significant impact on our operating costs or impact the frequency of our flights to and from such destination. Additionally, the Catalonia region has implemented a tax on nitrogen oxide (nox tax) emissions for its flights to and from the Catalunya region. Through international associations such as IATA, we have been contesting such taxes; however, in the meantime, we are required to pay such tax under protest. It is increasingly likely that we will be required to participate in some form of an international aircraft emissions program in the future, which will increase costs.

Failure to comply with these regulations, or future environmental regulations and licensing requirements, could adversely affect us in a variety of other ways, including the suspension or revocation of operating authorizations and/or adverse effects on our reputation. Remediation obligations can result in significant costs associated with the investigation and clean-up of contaminated properties, as well as claims for damages initiated by affected parties.

Because the airline industry’s financial performance is characterized by low profit margins, high fixed costs and relatively elastic revenue, we cannot quickly respond to shortfall in expected revenue or reduce our costs to compete effectively with airlines with greater financial resources or lower operating costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily consisting of wages and salaries of crew and other personnel, fuel costs and aircraft and engine lease payments and other financing costs related to aircraft equipment, headquarter facility and information technology system license costs. Revenue per flight are primarily driven by the number of passengers transported and fares, which may vary significantly depending on several factors which are generally outside of our control, including general economic conditions, weather-related factors and our competitors’ pricing strategies. However, the operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results.

We expect to incur additional fixed costs, including contractual debt as we lease or acquire new aircraft and other equipment to implement our fleet modernization and longer term growth strategy or other purposes. As a function of our fixed costs, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from operating leases and debt for aircraft, (iii) incur higher interest or leasing expenses for the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favorable terms or at all.

As a result of the foregoing, we may be unable to quickly adjust our fixed costs in response to changes in our revenue. A shortfall from expected revenue levels could have a material adverse effect on us.

We rely on maintaining a high daily aircraft utilization rate, which makes us vulnerable to delays.

We seek to maintain a high daily aircraft utilization rate (the number of hours we use our aircraft per day). High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround time at airports, so we can fly more hours on average in a day. Nevertheless, aircraft utilization is reduced by delays and cancellations arising from a number of different factors, many of which are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions, security requirements, unscheduled maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. On the other hand, high aircraft utilization increases the risk that, if an aircraft falls behind schedule during a given day, it could remain behind schedule for several additional days. Such delays could result in a disruption of our operating performance, leading to customer dissatisfaction due to delayed or cancelled flights and missed connections, which could in turn adversely affect our reputation, business, financial condition and results of operations.

Terrorist attacks or hostilities could adversely affect the airline industry by decreasing demand and increasing costs.

Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect us.

For example, the terrorist attacks in the United States on September 11, 2001 had an adverse impact on the airline industry. Airline traffic in the United States fell dramatically after the attacks. Following the 2001 terrorist attacks, airlines experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. A substantial portion of the costs of these security measures is borne by the airlines and their passengers and, therefore, may adversely affect our profit margins.

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

Outbreaks of contagious diseases with epidemic or pandemic potential, such as the Ebola virus, the Middle East respiratory syndrome, Dengue fever, the bird flu virus, cholera and influenza, among others, can have a significant effect on the aviation industry and our business. First, the disease may affect the health of the crew and operations personnel, preventing the normal operation of the aircraft, which may affect the income, the reputation of the organization and the value of the ADSs. Second, the aircraft itself may be affected through passengers with contagious diseases on it and can be put out of operation until conditions of reliable health and safety for passengers and crew are again guaranteed. Third, contagious diseases in any way related to the operation of an airline may generate a negative impact on the intentions of passengers to fly, decreasing the flow of passengers and generating a negative economic impact on us. Therefore, it is necessary to strengthen monitoring and surveillance of infectious diseases, to establish very clear protocols for passengers that may be a risk to the crew and other passengers, to maintain protocols for cleaning and disinfection of aircraft, and to promote actions for immunization against diseases that are immuno- preventable.

The preparation of actions in predetermined protocols to attend to contingencies related to infectious diseases is necessary, and the company is preparing for this, through preparedness, response and mitigation plans.

RISKS RELATING TO COLOMBIA, PERU, CENTRAL AMERICA, AND OTHER COUNTRIES IN WHICH WE OPERATE

Our performance is heavily dependent on economic and political conditions in the countries in which we do business.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations. See “—Although we experienced an increase in revenue in the fiscal year ended December 31, 2018, we may experience decreases in revenue or profitability in the future.” However, in the past, we have been negatively impacted by poor economic performance in certain countries in which we operate. Any of the following developments in the countries in which we operate could adversely affect our business, financial condition and results of operations:

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

Additionally, a significant portion of our revenue is derived from discretionary travel and leisure travel, which are especially sensitive to economic downturns. A worsening of economic conditions could result in a reduction in passenger traffic, and leisure travel, which in turn would materially and negatively affect our financial condition and results of operations. Any perceived weakening of economic conditions in the Andean region and/or Central America could likewise negatively affect our ability to obtain financing to meet our future capital needs in international capital markets.

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

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficit was 3.1% of GDP in 2018, 3.6% of GDP in 2017 and 4.0% of GDP in 2016. According to the projections published in December 2018 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 2.4% of GDP for the year 2019. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. In addition, Colombia held presidential elections in May 2018 with runoffs in June 2018. Iván Duque Márquez was elected president and took office in August 2018. President Duque’s administration will inherit high levels of spending, and if it fails to make significant reductions in investments, Colombia may be unable to meet its fiscal deficit targets. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

Furthermore, the outlook of Colombia’s credit rating was changed to negative by Standard & Poor’s Financial Services LLC (“S&P”) and Fitch Ratings (“Fitch”) in 2016 and by Moody’s Corporation (“Moody’s”) in February 2018. However, in March 2017 Fitch upgraded its rating outlook for Colombia from negative to stable due to the perceived reduction in macroeconomic imbalances as a result of the sharp reduction in the current account deficit, diminished uncertainties surrounding Colombia’s fiscal consolidation path due to the tax reform measures passed in December 2016, and the expectation that inflation will meet the Colombian Central Bank’s target. The “stable” outlook was reaffirmed by Fitch in May 2017. In December 2017, S&P downgraded the rating of Colombia’s long-term foreign currency sovereign credit ratings on Colombia from “BBB” to “BBB-.” Additionally, on February 22, 2018 Moody’s changed Colombia’s rating outlook from stable to negative. Currently, Colombia’s long-term debt denominated in foreign currency is rated “Baa2” by Moody’s, “BBB-” by S&P and “BBB” by Fitch.

Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and our results of operations. In 2017 and 2019 tax reforms were implemented, which included among other changes raising the VAT rate from 16% to 19%, increasing the withholding income tax rate for foreign providers from 15% to 20%, introducing further taxation in the context of the indirect transfer of share of Colombian entities. Colombia’s economic outlook is more positive for 2019 and the prices of oil have increased. Although the Colombian economy is expected to experience a modest recovery in growth in 2019, along with a decrease in the current account deficit and a marginal increase in debt in the coming three years, we cannot assure you that this will be the case. If the condition of the Colombian economy were to deteriorate, or Colombia’s credit rating were to change, our business, results of operation and financial condition could be adversely affected.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although the current deposit requirement is zero percent, and therefore non-existent in practical terms, we cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability or that the Colombian peso will not depreciate or appreciate relative to other currencies in the future. We also cannot predict the effects that such policies will have on the Colombian economy.

2018 was an electoral year in Colombia. After 8 years in power and having signed a peace deal with the FARC, former President Juan Manuel Santos left office. His successor, Iván Duque, is a member of the Centro Democrático party, one of the most stringent critics of the peace deal between Mr. Santos and the FARC. On March 10, 2019, President Duque objected to six of the articles contained in the Special Peace Jurisdiction Law (Ley Estatutaria de la Jurisdicción Especial para la Paz), created as a result of the peace deal with the FARC. It is unclear if these objections will be sustained or denied by the Colombian Congress and what effect any of these changes will have on the implementation of the peace deal.

Mr. Duque has faced several challenges in his first 6 months in office. His relationship with Congress has been difficult which made it more difficult to pass certain bills, among others a tax bill which Mr. Duque was forced to pass given Colombia’s fiscal deficit. Violence and criminality, including burglaries, illegal mining, drug production and trafficking have have continued to be challenges for Colombia.

The political and economic conditions in Venezuela could also have an impact on the Colombian economy. There is mass migration by Venezuelans that enter the country in search of food, medicines and jobs. The rupture between Bogotá and Caracas is evident, and there are significant tensions at border between the two countries. The situation at the border and the events in Venezuela will have an increasing influence in Colombia in the upcoming months. In addition, on January 10, 2019, President Nicolas Maduro was sworn in for his second term as President of Venezuela. The National Assembly of Venezuela stated that the results of the May 2018 election were invalid and declared Juan Guaidó as Acting President of Venezuela, a declaration that the Supreme Tribunal of Justice in Venezuela declared unconstitutional. On January 23, 2019, the U.S. government recognized Mr. Guaidó as Acting President of Venezuela. On January 25, 2019, President Trump signed an Executive Order amending prior economic sanctions targeting the Maduro government. Since January 23, 2019 a number of other countries have recognized Mr. Guaidó as Acting President of Venezuela. Given that Colombia is one of Venezuela’s neighboring countries, the political and economic instability in Venezuela could affect the Colombian economy, which could in turn affect our financial conditions and results of operation.

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian Government and the National Liberation Army (“ELN”) have been in talks since February 2017 to end a five-decade war, the Colombian Government has suspended the negotiations after a series of rebel attacks. On January 17, 2019, a car with explosives burst through the gates at a police academy in Bogotá resulting in 21 people dead and many injured. Colombian Attorney General informed that the vehicle had last been registered in Arauca, a largely rural state bordering Venezuela that is a stronghold of the leftist guerrilla group, the ELN. The Colombian Defense

Minister subsequently confirmed that the terrorist attack was perpetrated by the ELN. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy or on us, which may affect our customers, employees, assets or projects. In addition, given that the peace protocols to be applied in the event of a suspension of peace negotiations were entered into by the prior administration, the current administration has not honored these protocols, on the grounds that these protocols are only binding to the administration that agreed to them. This situation could result in escalated violence by the ELN and may have a negative impact on the credibility of the Colombian Government which could in turn have a negative impact on the Colombian economy.

Furthermore, recent political and economic actions in the Latin American region, including the corruption investigations and proceedings in Brazil may negatively affect international investor perception of the region. For example, on January 12, 2017, the Colombian Fiscalía General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, to date, five individuals have been convicted, including two former public officials. These investigations involve Corficolombiana, a subsidiary of Grupo Aval and its former CEO José Elias Melo. On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation in Colombia into Corficolombiana’s actions in relation to the adjudication of the Ruta del Sol II highway concession. Meanwhile, on December 6, 2018 the Administrative Tribunal of Cundinamarca imposed on Episol (a Corficolombiana subsidiary) and others a fine of COP 800,000,000,000 (approximately $259 million) to be paid jointly and severally for the perturbations caused to popular rights (access to public services, free competition, public morality) as a result of the alleged corruption acts involving the Ruta del Sol II agreement. This decision was appealed and will be decided by the Council of State. These corruption investigations have affected the political class and we cannot assure you they will not affect the Colombian economy and in turn our results of operation.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a history of political instability marked by long periods of civil unrest and military rule. From 1979 until 1991, El Salvador was mired in guerrilla activities, which were ended by a United Nations-brokered peace accord in January of 1992. Since the peace accords were signed, El Salvador has experienced political stability. The Nationalist Republican Alliance Party, or ARENA, controlled the presidency from 1989 to 2009, at which time the FMLN (a former guerrilla organization now turned into a political party) won the presidential elections with Mauricio Funes. Salvador Sánchez Cerén, also an FMLN member, was elected by a narrow margin and became president on June 1, 2014. Insecurity and violence indexes have decreased during the last year, however the country is still listed as one of the most insecure in the world. In addition, presidential elections were held on February 3, 2019, with Nayib Bukele of the political party GANA being elected with 53.8% of the votes. He will take office on June 1, 2019. We are uncertain what the future administration’s policies may be and how they will affect our business and operations. Future government policies in response to social unrest could include, among other things, increased taxation, as well as expropriation of assets. These policies could materially and adversely affect the Salvadorian economy and, as a result, our business, financial condition and results of operations.

El Salvador’s economy has recently been growing at a moderate pace, yet its unemployment and poverty rates remain high. In November 2018, there was a year-to-date inflation rate of 1.1% and the GDP level reached a quarterly average of 2.6% growth compared to 2017. Despite reforms and initiatives, El Salvador still ranks among the ten poorest countries in Latin America and suffers from inequality in the distribution of income. We cannot assure that El Salvador will not face political, economic or social problems in the future, and we may be seriously affected by such problems.

Our performance is heavily dependent on economic and political conditions in Peru.

In the past, Peru has experienced periods of severe economic recession, large currency devaluation and high inflation. In addition, Peru has experienced periods of political instability. This has however changed in the past years with several democratic procedures completed without any violence.

While Peru has experienced economic growth in the recent past, political tensions, high levels of poverty (according to the latest available data provided by Peru’s National Center of Statistics and Informatics, or INEI, 21.7% of the total population in 2017 was living in poverty), unemployment, and social conflicts within local communities continue to be pervasive problems in Peru. In the past, certain areas in the south and the northern highlands of Peru with significant mining developments have experienced strikes and protests related mainly to the environmental impact of metallic mining activities and illegal mining activities, which have resulted in political tensions, commercial disruptions and a climate of uncertainty with respect to future mining projects. Future government policies in response to social unrest could include, among other things, increased taxation rates, new environmental law requirements to execute projects and modifications to the labor law regulation. These policies could materially and adversely affect the Peruvian economy and, as a result, our business, financial condition and results of operations.

For example, prior to 1991, Peru exercised control over foreign exchange markets by imposing restrictions to multiple exchange rates and restrictions to the possession and use of foreign currencies. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Reserve Bank in the foreign exchange market in order to reduce volatility in the value of Peru’s currency against the U.S. dollar. Because of the economic growth, there is a reduced risk that the Peruvian government may institute restrictive exchange rate policies in the future. Any such restrictive exchange rate policy could affect our ability to engage in foreign exchange activities and could also have a material adverse effect on our business, financial condition and results of operations.

In March 2018, due to a political crisis involving allegations of links to Odebrecht the Brazilian construction giant and a scandal of a video showing the president’s supporters attempting to buy political support, Mr. Pedro Pablo Kuczynski resigned from his presidency, which led to the designation of Martin Vizcarra as Peru’s new president (former Vice President). President Vizcarra and his new ministers have promised a continuation of the commitment to maintain moderate economic policies, that sustain and foster economic growth, while controlling the inflation rate at historically low levels. His government’s biggest challenges will be repairing relations with Congress and to prove that he was not involved in any wrongdoing linked to Odebrecht while he served as Minister of Transportation and Vice President. However, given the allegations of congressional links to Odebrecht as well as the imprisonment of the opposition party’s leader, Keiko Fujimori, various congressmen of the opposition party “Fuerza Popular” resigned, including the president of the Congress which have left a reduced opposition party. Furthermore, the diminished political influence of the legislative body was further manifested in amendments to the Peruvian Constitution proposed by the current government, the related prohibition of reelection of congressmen and the regulation political parties finance, approved in a Referendum on December 9, 2018. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition and results of operations.

Our performance is heavily dependent on economic and political conditions in Costa Rica.

While Costa Rica has been an attractive destination for foreign investment and is considered one of Latin America’s oldest and transparent democracies, we cannot assure you that these conditions will continue. Despite a sustained real GDP growth for the last four years, in 2018, Costa Rica faced a poverty level estimated at 20.0% and an accumulative inflation rate of 2.0%, level inside the expectations of the Central Bank of Costa Rica.

One of the major points of discussion between the candidates in the recent 2018 presidential elections was the current 6.2% fiscal deficit of the country, the largest deficit in its history. The government has indicated that such deficit must be reduced by increasing the public revenue through tax reform combined with a general reduction of governmental expenses.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and was severely impacted by the 2009 financial crisis, which adversely affected the country’s economic growth. While Ecuador’s economic growth has since improved, it faces a poverty level estimated at 23.2% and 21.5% in 2018 and 2017, respectively, according to the National Center of Statistics, or ECU. In addition, Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created a great deal of uncertainty about its future. The decline of oil prices in 2014 and 2015 may also prove to have a significant impact on the Ecuadorian economy. In addition, the earthquake which occurred in 2016 impacted in the economy.

Ecuadorian exports have also lost competitiveness due to currency depreciation among its neighbors. In a dollarized economy, most of the adjustments are coming from raising unemployment levels, which also affects consumption and demand in general. All of the foregoing has led the government to enact new regulations, changing the prior legal framework, which in turn, has increased uncertainty.

Lenin Moreno was elected President in a runoff election held on April 2, 2017. This change in administration was the first time since January 15, 2007 that former President Rafael Correa has not held the office.

President Moreno has presented initiatives with the goal of reducing debt, such as by reducing burocreacy and privatizing state-owned companies. In addition, the government seeks new financings to service existing debt.

Our performance is heavily dependent on economic and political conditions in Panama.

The Issuer is organized under the laws of the Republic of Panama and as a result may be affected by economic and political conditions prevailing from time to time in Panama. The Panamanian economy is small and relatively undiversified, largely focused on the service sector, which currently represents approximately 75% of the country’s GDP. A significant portion of Panama’s economic activity is linked directly or indirectly to the Panama Canal, shipping and port activities, a large free trade zone, an international banking center and tourism services. Due to the small size and limited focus of the Panamanian economy, adverse developments in Panama could have a more pronounced effect than would be the case if the developments occurred within the context of a larger, more diversified economy. Recently enacted tariffs, potential changes to import/export regulations, renegotiations of certain bilateral or multi-lateral trade agreements and other limitations on foreign investments and trade by the United States and other countires may have a material adverse effect on global economic conditions and the stability of global financial markets. They may significantly reduce global trade and, in particular, trade conducted through Panama, and negatively affect our business, financial results and financial condition.

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

The next presidential elections in Panama will be held on May 5, 2019.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities, including the ADSs.

The market value of securities issued by companies with operations in the Andean region and Central America may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in such Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Colombia and the other countries in which we operate, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. For example, as a result of economic problems in various emerging market countries in recent years (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998, the Argentine financial crises of 2001 and 2018 and the Turkish and South African crises of 2018), investors have viewed investments in emerging markets with heightened caution. Crises in world financial markets, such as those of 2008, could affect investors’ views of securities issued by companies that operate in emerging markets. Crises in other emerging market countries may hamper investor enthusiasm for securities of Panamanian issuers, including the ADSs, which could adversely affect the market price of the ADSs. This could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Natural disasters in the countries in which we operate could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in each of the countries in which we operate, such as earthquakes, volcanic eruptions, tornadoes, tropical storms, lightning and hurricanes. For example, heavy rains in Colombia have resulted in severe flooding and mudslides. El Salvador has experienced many significant earthquakes, including in 1982, 1986 and 2001, that in each case resulted in numerous fatalities. Peru has also experienced numerous significant earthquakes, including in 2001, 2005, 2007 and 2011. Moreover, the Central American isthmus, in particular El Salvador, Costa Rica, Guatemala and Nicaragua, is home to one of the world’s largest concentrations of active volcanos. Colombia has also experienced significant volcanic activity, affecting important cities covered by our domestic operation. Such volcanic ash clouds would not only affect airport operations, but also the route conditions of flights operating near the affected zone.

In 2018, Avianca cancelled 75 flights due to tropical and electric storms, and 33 flights due to volcanic ash emissions. During 2017, we cancelled 12 flights due to volcanic ash emissions but during 2016, we cancelled 88 flights due to the activity from the volcanoes Ruiz (Colombia) and Turrialba (Costa Rica). In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities which could have a material adverse effect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect our results of operations and financial condition. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

Government policies and actions, and judicial decisions, in Colombia, Peru, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.

We have significant operations in Colombia, Peru, Ecuador, El Salvador and Costa Rica and Avianca Holdings is incorporated in Panama. Accordingly, our financial condition and results of operation depend on the level of economic activity in those countries. Our financial condition and results of operations could be affected by changes in economic and other policies of the governments of those countries, some of which have exercised and continue to exercise substantial influence over many aspects of the private sector, including through government policies and actions and judicial decisions. For example, the Colombian government and the Colombian Central Bank have historically exercised and continue to exercise, substantial influence over the Colombian economy; they occasionally make significant changes in monetary, fiscal and regulatory policy. On May 25, 2018, the Board of Directors of the Central Bank issued External Resolution 1 of 2018 and External Circular DCIN—83 of 2018, which compiled and modified the foreign exchange regime. Changes in macroeconomic policies could materially and adversely affect our business and the market value of our securities.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Panama, Colombia, Costa Rica or other countries where we operate could adversely affect our consolidated results.

Uncertainty relating to applicable tax legislation poses a constant risk to us. Changes in legislation, regulation, jurisprudence, even country risks, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting eligible expenses and deductions, and eliminating incentives and non-taxed income. Currently, Panama imposes no income tax on revenue generated from an active income source outside of Panama and subjects dividends paid to a withholding tax of only 10% of the portion of the dividend that is attributable to Panamanian sourced active income (as defined pursuant to the territoriality principles that govern Panamanian tax law) and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign-source active income. Currently, Panama does not impose a withholding tax on dividends distributed by entities incorporated under the laws of Panama or otherwise that do not operate in Panama nor earn income from Panamanian sources.

Colombia has gone through three tax reforms in the last five years, but the Colombian Government continues to face serious budgetary constraints and pressure from rating agencies that could lead to future tax reforms, with potential adverse consequences on our financial results. On December 28, 2018, a tax reform was implemented by means of Law 1943 intended to strengthen the mechanisms to prevent tax evasion and introduced other substantial changes to the then-existing tax legal framework. As a result, income tax withholding rates from payments made to foreign entities were increased to a general rate of 20% (from the current 15%), however this general rate does not apply to foreign indebtedness exceeding one year, in which case the applicable income tax withholding remains at 15%. Dividends paid out of profits that were subject to corporate income tax are now subject to a withholding tax of 7.5% (increased from 5% currently) and dividends paid out of profits that were not subject to corporate income tax are now subject to a withholding tax of 33% for 2019, 32% for 2020, 31% for 2021 and 30% for 2022 etc., plus the foregoing 7.5%, which applies to the amount remaining after the 33%, 32%, 31% or 30% withholding is applied, in accordance with the applicable taxable year. As a result, withholding taxes on dividends paid by Avianca now increased. The reform also includes the taxation of the indirect transfer of shares in a Colombian entity, a new Colombian holding company regime (a Colombian participation exemption regime) and a mutual agreement procedure before the tax administration with the possibility to reduce interest and penalties in connection with tax disputes by 70% to 80%. In addition, the reform introduced a new VAT treatment: under such treatment, input-VAT paid in an acquisition, import, creation or construction of real productive fixed assets may be treated as a credit for income tax purposes.

We cannot assure you that Panamanian and Colombian tax laws or tax laws in other countries where we operate will not change or may be interpreted differently by authorities as a result of the implementation of IFRS, and any change could result in the imposition of significant additional taxes. Moreover, the Colombian and Salvadoran governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented requiring additional tax payments, negatively affecting our results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that we do. Differing interpretations could result in future tax litigation and associated costs.

In December 2018, the Costa Rican Congress enacted the Law in Support of Strengthening Public Finances that includes two major amendments to the Costa Rican tax legislation. First, the tax reform substituted the application of a sales tax with a value added tax of 13% with respect to almost all goods and services (for air transportation services a reduce rate of 4% applies). Second, any surplus of revenue distributed as a dividend or in comparable form is also taxed as capital gains. The government has declared that the enactment of this new law will need to be complemented with further new fiscal regulations to stop or lower the fiscal deficit. However, such regulations have not yet been approved by the Costa Rican government. This situation could lead to a more negative economic outlook in the medium-term future and at the same time, there are no political agreements to remedy this situation and therefore we cannot assure you that taxes will not increase and negatively affect our results of operations.

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

In 2018, 76.0% of our costs and expenses and 81.2% of our revenue were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenue were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the

Colombian peso and the U.S. dollar or other currencies in the countries in which we operate adversely affected our business in 2018 and could adversely affect our business, financial condition and results of operations in the future. In particular, during times when our non-U.S. dollar-denominated revenue exceed our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a relevant portion of our liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses, which can have a negative effect on our consolidated financial statements and can have a real or perceived impact on our financial performance, which could negatively affect the market price of the ADSs. Our $9.2 million currency exchange loss in 2018 was principally the result of exchange rate variations in markets like Argentina, Brazil and Venezuela where the company has an asset monetary position. Variations in the values of other currencies may have similar effects.

Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the market price of the ADSs.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), the banking benchmark IBR or the fixed term deposit rate DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate, or LIBOR. Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2018, we had $844.1 million in aggregate principal amount of variable-rate debt.

Increases in the above-mentioned rates may result in higher debt service payments under our loans, and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect our results of operations. Accordingly, such increases may adversely affect our business, financial condition, results of operations and prospects and the market price of the ADSs.

In addition, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. We have material financings that use LIBOR as a factor in determining the applicable interest rate. As a result, it appears highly likely that LIBOR will be discontinued or modified by 2021. At this time, it is not possible to predict the effect that these developments, any discontinuance, modification or other reforms to LIBOR or any other reference rate, or the establishment of alternative reference rates may have on LIBOR, other benchmarks or floating rate debt securities and, in turn, the impact of such changes on us, which may include the need to renegotiate our indebtedness that use LIBOR as a factor in determining the applicable interest rate. The extent and manner of any such future changes may result in interest rates that are higher than, lower than, or do not otherwise correlate over time with, the interest rate or payments that would have been made on our obligations if a LIBOR-based rate was available in its current form. If LIBOR remains available, there may be sudden or prolonged increases or decreases in the reported LIBOR rates, which could materially impact our interest payments.

RISKS RELATING TO THE ADSs AND OUR PREFERRED SHARES

BRW, the Independent Third Party and United (if it has issued a United Approval Notice), have veto power over certain strategic and operational transactions, and their interests may differ significantly from the interests of our other shareholders.

We, our controlling shareholders, BRW and Kingsland, and United are parties to the Amended and Restated Joint Action Agreement and the Share Rights Agreement. Such agreements give BRW, the Independent Third Party and United (if it has issued a United Approval Notice) veto power over significant strategic and operational transactions including, among others:

•	mergers, consolidations, and dispositions of all or substantially all of the assets, of Avianca Holdings or any of its subsidiaries to a third party;

•	the issuance or sale of voting common or preferred stock or other form of voting equity interest in Avianca Holdings or any of its subsidiaries;

•

except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement, certain acquisitions of (i) securities or other interests in any joint venture, partnership or other person, (ii) assets related to the airline business or activities ancillary or related thereto in each case over $10 million in any single instance or over $25 million in the aggregate during any fiscal year, or (ii) assets not related to the airline business or activities ancillary or related thereto;

•	changes to our annual business plan and budget that is approved from time to time pursuant to the Amended and Restated Joint Action Agreement;

•

capital expenditures over $10 million in the aggregate during any fiscal year, except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement;

•	certain changes to our organizational documents or those of our material subsidiaries;

•	certain related party transactions or certain contracts outside the ordinary course of business;

•	termination of the Joint Business Agreement (or any other joint business agreement entered into in connection with the Joint Business Agreement) under certain circumstances;

•

any action or omission which would cause the Company to breach, or would constitute a default under, the Joint Business Agreement (or other joint business agreements entered into in connection with the Joint Business Agreement);

•	commence any bankruptcy or insolvency proceeding; and

•	dissolution or liquidation of a material subsidiary of Avianca Holdings.

In addition, pursuant to the Share Rights Agreement, if United notifies the other parties to the agreement that (a) United has determined that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (b) United is otherwise prepared to exercise any or all of such rights (which is referred to herein as a United Approval Notice), then United or its designee can assume some or all of the rights given to the Independent Third Party. Such United Approval Notice has not been issued as of the date of this annual report.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there shall be certain changes to the veto rights described above.

As a result of the foregoing veto rights, BRW, the Independent Third Party and United (if it has issued a United Approval Notice) can prevent us from taking strategic and other actions that may be in your best interests, including transactions that may enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in ADSs.

Furthermore, German and José Efromovich who indirectly control BRW also control Oceanair, which operates under the trade name Avianca Brazil and provides passenger services primarily in the Brazilian market. Mr. Roberto Kriete is a Director of Volaris, a growing Mexican airline that provides passenger services to markets including North America. We cannot predict the extent to which we may compete in the future with Oceanair or Volaris in Brazil, Mexico and elsewhere, and therefore cannot assure you that the interests of BRW, the Independent Third Party and United (if it has issued a United Approval Notice), will be aligned with those of ADSs’ holders, and cannot give you any assurance that BRW, the Independent Third Party and United (if it has issued a United Approval Notice), will exercise their respective rights under the Amended and Restated Joint Action Agreement in a manner that is favorable to your interests as a holder of ADSs. In addition, any potential change in our control structure as a result of the United Loan may cause corresponding changes in relation to management and control decisions and could alter our controlling shareholders’ objectives in a manner that is not favorable to holders of ADSs (see “”—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”)

Our controlling shareholders can direct our affairs, and their interests may conflict with those of ADSs’ holders.

BRW and Kingsland beneficially own all of our outstanding common shares (except one common share owned by United). Holders of our preferred shares and ADSs are not entitled to attend or vote at any of our general shareholders’ meetings, except under the following circumstances:

•	our anticipated dissolution, merger, integration or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange;

•	determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits;

•	when modifications that could impair the rights of holders of preferred shares are being voted upon;

•	when the conversion of the preferred shares into common shares is being voted upon; and

•	if the number of preferred shares were to exceed the number of common shares (subject to certain exceptions).

Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting (as if they were holders of common shares) when the holders of preferred shares represent more than 75% of our capital stock.

Holders of our preferred shares and ADSs are not entitled to vote on other matters, many of which may be significant and may adversely affect the value of our preferred shares and ADSs. As a result, holders of our common shares can determine the outcome of substantially all matters submitted for a vote and thus exercise control over our business’ policies and affairs, including, among others, the following:

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

Holders of our common shares may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking such actions or from causing different measures to be taken. Also, they may prevent transactions implying change of control from happening, which might otherwise provide you with an opportunity to dispose of or realize a premium on your investment in our ADSs. In addition, we have entered into various transactions with Oceanair, an entity indirectly controlled by Synergy, including, among other things, licensing Oceanair to use our Avianca trademark in Brazil, leasing and subleasing aircraft to Oceanair and entering into various agency agreements. We cannot assure you that holders of our common shares will act in a manner consistent with your best interests.

Substantial future dispositions or conversions of our Class A shares by our controlling shareholder or other large holders of our shares could cause the price of our ADSs to decline.

As of December 31, 2018, BRW, our controlling shareholder, owned 78.1% of our voting common shares which represents 51.5% of our total outstanding shares. Although we are not aware of any current intention of BRW to sell or transfer its controlling interest in us, BRW may do so at any time in compliance with the conditions prescribed by the Amended and Restated Joint Action Agreement and the Share Rights Agreement. The market price of our ADSs could drop significantly if our controlling shareholder (or other large holders of our shares) were to dispose of a significant amount of our voting shares or ADSs (including the sale of the pledged shares referred to below) or convert a significant number of our common shares into our preferred shares, or if the market perceives that such a disposition or conversion is likely to occur.

BRW and Kingsland have pledged their holdings of our common shares to secure certain financial and other obligations, including in connection with the United Loan, and such pledged shares represent all of our common shares (other than one common share held by United). If enforcement action is taken by or on behalf of the entities that have the benefit of the share pledges, or if shares of common stock are otherwise transferred in satisfaction of debt obligatons, such enforcement action or transfers could result in transfer of such shares to United and one or more third parties and could result in a change of control with respect to us. See “—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. We believe that BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements” above. Furthermore, pursuant to the terms of the Share Rights Agreement, call rights have been granted to United, which give United the right to call for the purchase by United of our common shares that are held by BRW and Kingsland in the event of, among other things, certain terminations of the Joint Business Agreement (or any other joint business agreement entered into in connection with the Joint Business Agreement). A change of control may trigger a default under certain of our debt instruments and other material agreements, which may cause a material adverse effect on our business, operations, financial condition, liquidity and results of operations.

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

Colombia’s International Investment Statute regulates the way foreign investors may participate in the Colombian securities market, prescribes registration of certain foreign exchange transactions before the Colombian Central Bank, and specifies procedures under which certain types of foreign investments are to be authorized and administered. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances, may have to comply directly with certain requirements under Colombian foreign investment regulations. Failure of a non-resident investor to comply with foreign exchange regulations may prevent the investor from obtaining remittance payments – including for the payment of dividends –, constitute an exchange control violation and/or may result in a fine.

Our shareholders’ ability to receive cash dividends may be limited.

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. The Company’s by-laws provide that in principle all dividends declared by our general shareholders’ meeting will be paid equally to holders of preferred shares and common shares. Although there’s a dividend policy that provides for the payment of dividends of at least 15% of our annual consolidated net income, the board of directors may at any time, in its sole discretion and for any reason, amend or discontinue the dividend policy. If no dividends are declared, you will not have any right to participate in or override that decision. Future dividends with respect to our preferred stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the holders of our common shares and board of directors may deem relevant. As a result, we cannot give you any assurance that we will pay dividends in accordance with our current dividend policy or otherwise.

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

We have identified material weaknesses in our internal control over financial reporting and our disclosure controls and procedures are not effective. If we fail to remediate the identified material weaknesses, or if we otherwise fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, detect or prevent fraud, or file our periodic reports in a timely manner, which may, among other adverse consequences, cause investors to lose confidence in our reported financial information and lead to a decline in the value or trading price of our securities.

We are required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the annual report on Form 20-F for the year ending December 31, 2018. In addition, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2018 for inclusion in this annual report, we identified material weaknesses in our internal control over financial reporting as of December 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statement will not be prevented or detected on a timely basis or cause us to fail to meet our reporting obligations under applicable securities laws. The material weaknesses identified related to controls that were not sufficiently complete and comprehensive so as to ensure that (a) relevant information was communicated to persons responsible for the execution of controls to monitor compliance with the company’s obligations under its debt agreements which include provisions related to changes of control, which can influence the status of the company as a going concern and (b) accurate application of accounting policies related to the recording and presentation of certain accounts subject to valuation, as described under Item 15 “Controls and Procedures.” The deficiencies identified resulted in misstatements to our preliminary 2018 financial statements, which were corrected prior to issuance of this annual report. As a consequence of these material weaknesses, management concluded that our internal control over financial reporting, and consequently our disclosure controls and procedures, were not effective as of December 31, 2018. See “—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements” and “—Risks Relating to our Business —Our audited financial statements as of and for the year ended December 31, 2018 contain a going concern qualification, raising questions as to our continued existence.”

If we fail to remediate the identified material weaknesses, or if we otherwise fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, detect or prevent fraud, or file our periodic reports in a timely manner, which may, among other adverse consequences, cause investors to lose confidence in our reported financial information and lead to a decline in the value or trading price of our securities.

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

In particular, we are exempt from the requirements of §303A.03 and §303A.04 of the NYSE Listed Company Manual. §303A.03 requires non-management directors to meet regularly in executive sessions without management and independent directors to meet alone in an executive session at least once a year. §303A.04 requires a nominating/corporate governance committee composed of independent directors to be established. Under our bylaws and in accordance with the Colombian Stock Exchange regulations, our non-management directors are not required to meet regularly in executive sessions without management and we are not required to have a nominating/corporate governance committee, although our board of directors has the power to establish such a committee in the future. In addition, we are exempt from the requirements to give shareholders the opportunity to vote on equity-compensation plans and to have a compensation committee composed entirely of independent directors, as defined by the NYSE, and governed by written charters. We are also exempt from certain director independence requirements of the NYSE, the requirement to hold executive sessions of directors without management present, certain additional requirements of audit committees, the requirement to adopt corporate governance guidelines and a code of conduct and annual certification requirements. For more detail on differences in corporate governance between NYSE standards and our home country standards, see “Item 16G—Corporate Governance.” As long as we rely on these foreign private issuer exemptions, the management oversight of our Company may be more limited than if we were not exempt from these requirements of Section 303A.

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

We are organized under the laws of Panama, and our principal place of business (domicilio social) is in Panamá City, Panamá. All of our directors, officers and controlling persons reside outside of the United States except for our CEO, Hernán Rincón, who has resigned effective April 30, 2019 and one member of our board of directors, James Leshaw. In addition, substantially all our assets are located outside of the United States. As a result, it may be difficult for holders of ADSs to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Panamanian and Colombian counsel, there is doubt as to the enforceability against such persons in Panama and

Colombia, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as exequatur. Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements set out in Articles 605 through 607 of Law 1564 of 2012, or the Colombian General Code of Procedure (Código General del Proceso), which provides that the foreign judgment will be enforced if certain conditions are met.

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

Our preferred shares have been traded on the Colombian Stock Exchange since May 2011 and our ADSs representing preferred shares have been traded on the NYSE since November 2013. Trading in our ADSs or preferred shares on these markets takes place in different currencies (U.S. dollars on the NYSE and COP on the Colombian Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Colombia). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our preferred shares on the Colombian Stock

Exchange could cause a decrease in the trading price of our ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the shares available for trading on the other exchange. In addition, holders of ADSs cannot immediately surrender their ADSs and withdraw the underlying preferred shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs

We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs depends on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to make funds available to us by dividend, debt repayment or otherwise, we may not have sufficient funds to fulfill our obligations under our indebtedness or pay dividends to our shareholders, including holders of the ADSs. For example, our Local Bonds restrict Avianca’s ability to pay dividends from January 1, 2016 and going forward unless certain covenants are satisfied. As of December 31, 2018, Avianca was not meeting the ratio necessary to pay dividends to us under its Local Bonds.

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

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering, we sold 100,000,000 preferred shares for COP 500,000 million (approximately $279 million as of such date). In May 2013, we issued $300 million in aggregate principal amount of 8.375% Senior Notes due 2020, our first offering in the international capital markets. In November 2013, we completed our initial public offering in the United States, listing our ADSs on the NYSE. In April 2014, we issued $250 million in aggregate principal amount of additional 8.375% Senior Notes due 2020, which were first issued in May 2013.

In December 2014, we issued our first aircraft financing through a private placement. The transaction financed three new aircraft deliveries (A319, A321 and B787) for Avianca and totaled $152.9 million. Since 2015, we issued two more aircraft financings through private placements. The first transaction financed eight aircraft (one A319, three A320, two A321 and two B787) for a total amount of $384.2 million. The second transaction financed three aircraft (two A319 and one B787) for a total amount of $150.7 million. During 2017, we financed the purchase of three aircraft through a Japanese operating lease with a call option structure “JOLCO”, for an aggregate amount of $207.5 million. In August 2018, we entered into a credit and guaranty agreement for a total amount of $100.0 million with the proceeds being used for fleet renovation and general corporate purposes.

On November 9, 2018, in anticipation of the United Copa Transaction, Synergy, then our controlling shareholder that, in turn, is indirectly controlled by Mr. José Efromovich and his brother Germán Efromovich, transferred 489,200,000 of our common shares (corresponding to 74% of our total outstanding common shares and 48.9% of our total issued share capital) to BRW, a Delaware limited liability company and wholly owned subsidiary of Synergy. This transfer was made in the context of an overall restructuring process at Synergy in connection with the United Copa Transaction and did not change Synergy’s stake, now held indirectly through BRW, in Avianca Holdings. On November 30, 2018, Synergy transferred 26,800,000 of our common shares (corresponding to 5.1% of our voting share capital and 2.6% of our total outstanding share capital) to BRW. As a result of these transactions, BRW now holds 515,999,999 of our common shares, or 78.1 % of our voting share capital which represents 51.5% of our total outstanding share capital. On November 30, 2018, BRW transfer one common share to United.

Avianca

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovias Nacionales de Colombia S.A., or Avianca, was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1977, Avianca acquired SAM S.A., a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and enjoyed exclusive rights to use it for domestic routes in Colombia until May 2018, when Operadora Aeroportuaria Internacional, or OPAIN, provided Avianca the necessary space to have its domestic and international operations integrated under one terminal at El Dorado International Airport. In 2004, our indirect controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2005, Avianca changed its name to Aerovías del Continente Americano S.A. Avianca. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and in 2010 it acquired Avianca Eduador, formerly known as Aerogal, which currently is a direct subsidiary of Avianca Holdings S.A., and merged with SAM S.A., with Avianca as the surviving entity.

Taca

Taca was organized in 1931 in Honduras as Transportes Aéreos Centroamericanos (TACA). During the 1930s and 1940s, Taca expanded throughout Central America, including Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. By the 1950s, the operations were consolidated into one airline, Taca International, based in El Salvador. In 1963, the Kriete family acquired a majority interest in Taca. In the 1990s, Taca began acquiring interests in the flag carriers of each of the other Central American countries. In 1998, Taca modernized its fleet and redesigned its schedule into a dual hub and spoke network, with hubs in San Salvador and San José. In 1999, Taca launched Avianca Peru, formerly Transamerican Airlines S.A., and added a hub in Lima, Peru.

Recent Acquisitions, Divestments and Strategic Alliances

Ground Handling Business

On October 17, 2017, we entered into an agreement with the shareholders of Servicios Aeroportuarios Integrados SAI S.A.S., or SAI, to make an investment on the agreed terms and conditions. SAI is a Colombian company with more than 30 years of experience in providing ground handling services. The services offered by the company include ground operations, passenger services and equipment rental. On October 27, 2017, upon completion of the agreement’s conditions precedent, SAI issued, and Avianca Holdings purchased 10 type A shares, which represent 90% of both economic and voting rights in SAI in a $4,985,376.2 transaction. According to SAI’s bylaws, each type A share confers extraordinary voting powers (2,700,000 votes per share) as compared to ordinary shares (one vote per shares). The economic rights correspond to the number of votes that each shareholder is entitled to.

SAI currently serves more than 15 clients and is present in the airports of Bogotá, Medellín, Cartagena, Cali, Armenia, Pereira and Corozal. SAI provides services to a total of 80,000 flights in 2018.

Joint Venture with CAE International Holdings Limited and Subsequent Sale

On April 20, 2018, we formed Avianca—CAE Flight Training (ACFT) S.A.S. (“Avianca CAE”) with the objective of establishing a 50/50 joint venture between Avianca Holdings and CAE International Holdings Limited (“CAE Holdings”) to provide training and in-flight simulations to our crew as well as to third party civil and commercial pilots. CAE is a Canadian Company and a worldwide leader in training for the civil aviation, defence, security and healthcare markets.

On May 22, 2018, the Colombian Superintendence of Industry and Commerce approved the transaction from an antitrust perspective and shortly thereafter, we entered into a joint venture agreement authorizing the joint venture. On June 12, 2018, we entered into a joint venture agreement with CAE Holdings to control Avianca Holdings’ investment in Avianca CAE.

On January 30, 2019, we entered into an agreement to sell to CAE Holdings all of our participation in the training business with flight simulators, which included certain of our assets and of all our shares owned in Avianca CAE, as part of an exclusive 15-year outsourcing training agreement. As a result of this agreement, Avianca CAE will be the exclusive provider of training services and will provide support to Avianca’s training needs in the region.

Joint Business Agreement with 3Sixty

On December 31, 2018, we executed a comprehensive amendment to the agreement to provide duty free services with 3Sixty (formerly known as the DFASS Group), a duty-free air and ship supply company, to convert the inflight concessions currently offered into a stronger and new joint business model under which we plan to develop, together with 3Sixty, an innovative online market platform that will allow more than 30 million passengers to pre-order duty-free and duty paid goods and services with on board and ground-based deliveries. The joint business will initially be amongst Avianca Colombia, Avianca Ecuador, Avianca Perú, Taca International and Avianca CostaRica, and will include up to 6,000 weekly flights serving more than 100 destinations in 27 countries. To develop the online market platform, 3Sixty agreed to fund the initial investment of approximately $2,500,000, which shall be amortized in the joint business’ profit and loss over the next five years.

Incorporation of Regional Express Americas

On May 2, 2018, we formed Regional Express Americas S.A.S. to provide transportation services, engineering and maintenance services, training and operational support. Regional Express Americas S.A.S.’ capital is COP 5,500,000, which has been subscribed and paid. Avianca Holdings owns 100% of the outstanding shares. Regional Express Americas S.A.S. obtained technical certification by the Colombian Civil Aviation Authority and began its operations in March 2019 with two ATRs serving domestic routes in Colombia.

Sale of Stake in Getcom Int’l Investments S.L.

On December 28, 2018, we entered into an agreement for the sale and transfer of our 50% equity interest in Getcom Int’l Investments S.L. (“Getcom”), a company incorporated in Spain (commercially known as OneLink BPO), to Seger Investments, Corp, a company domiciled in Panama, who already owned 50% equity interest in Getcom as our joint venture partner. The transaction closed on the same day, and as a result of the transaction, we will cease to consolidate Getcom’s results in our financial statements beginning January 1, 2019. Getcom is a call center servicing our customers as well as those of other companies. The main impact of this transaction will be reflected in the operating expenses, mainly because the great majority of Getcom’s revenue come from services given to other companies of Avianca Holdings, therefore they are not reflected in the consolidated results. On the other hand, Getcom’s expenses which were previously distributed among different line items of the income statement (such as in salaries, wages and benefits or general and administrative expenses) will now be consolidated in one line item as services will now be provided by one external third party service provider. These expenses may be higher than the expenses previously incurred in the operation of Getcom.

Joint Business Agreement with United and Copa

On November 29, 2018, Avianca entered into a three-way revenue-sharing joint business arrangement with United and Copa to start a strategic and commercial partnership that we expect will bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. This long-term revenue sharing arrangement, which we refer to in this annual report as the “United Copa Transaction,” covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil). The agreement will allow us to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service between the United States and Latin America.

Through the United Copa Transaction we, together with United and Copa, plan to offer travelers more connection options on routes between the United States and Latin America, new nonstop routes, additional flights on existing routes and reduced travel times. The transaction is also expected to enable the companies to better align frequent flyer programs, coordinate flight schedules and improve airport facilities.

The United Copa Transaction remains subject to regulatory approval in the United States and numerous jurisdictions in Central and South America (excluding the Caribbean, Mexico and Brazil), and we plan to apply for antitrust immunity from the U.S. Department of Transportation. The regulatory approval process is expected to conclude in 12 to 18 months, and we are not permitted to fully implement the joint business arrangement until we receive the necessary government approvals. Accordingly, United, Copa and us will continue to operate independently during the interim period and will not merge operations until the requisite regulatory approvals are obtained.

Capital Expenditures

Our capital expenditures consist primarily of expenditures related to our purchase of new aircraft and engines, and advance payments on aircraft purchase contracts as well as maintenance events of our aircraft. In 2018, 2017 and, we invested $111.7 million, $119.0 million, and $78.5 million, respectively, in advance payments on aircraft purchase contracts and $430.6 million, $215.3 million, and $210.8 million, respectively, in the acquisition of property and equipment, which primarily consisted of aircraft and engines.

In line with the Company’s deleveraging strategy, we have started re-prioritize capital expenditures by adjusting our fleet plan to slower growth. Our recent agreement entered into with Airbus reduces our order of new A320 Neo aircraft by 17 aircraft, changes the delivery date of the ordered aircraft between 2019 and 2028 and makes certain changes to the type of aircraft ordered (both upgrades and downgrades in passenger carrying capacity). It allows as to reduce our financial commitments for the next years. Also, we will focus on projects with robust risk-adjusted returns, thereby reducing our overall investments by approximately 40%—50%. We will concentrate our efforts on existing projects and plans for which outcomes tend to be better controllable.

B.	Business Overview

In both 2018 and 2017, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority (“CCAA”), boasting a consolidated market share of 54.2% in the Colombian domestic market in 2018, according to CCAA. We are also a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets) according to internal data we derive from Travelport Marketing Information Data Tapes (“MIDT”). Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador and our focus markets of Guatemala and Ecuador. We offer passenger and cargo service through approximately 5,245 weekly scheduled flights to more than 100 destinations in over 26 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. In 2018 and 2017, we transported approximately 30.5 million and 29.5 million passengers, respectively, and 563 thousand and 566 thousand metric tons of cargo, respectively.

We have grown significantly since the combination of Taca and Avianca, including by delivering significant revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks. Our consolidated operating profit decreased 10.2% from $258.5 million in 2016 to $232.1 million in 2018. Our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried by 44.0% and 32.1%, respectively, from 2012 to 2018, and by 18.2% and 7.8%, respectively, from 2015 to 2018. Our load factor increased from 79.6% to 83.1% between 2012 and 2018, and from 79.7% to 83.1% from 2015 to 2018.

As of December 31, 2018, we operated a modern fleet of 190 aircraft (148 jet passenger aircraft, 30 turboprop passenger aircraft and 12 cargo aircraft), mainly from the Airbus family. This does not include one A330-200 that was subleased to Oceanair and returned to Avianca at the end of February 2019 and one A330-200F that was returned in March 2019. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 7.30 years as of December 31, 2018. One of our main focuses in terms of fleet management is to increase the homogeneity of our fleet and, in the process, increase efficiency by decreasing the number of aircraft models we operate and service. We intend to enhance our modern jet fleet further by continuing to add new aircraft. In line with our initiatives directed toward enhancing profitability and achieving a leaner capital structure, we have entered into an amendment to the purchase agreement to acquire up to 124 Airbus A320 Neo family pursuant to which we have reduced our order of Airbus A320 Neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028 as well as agreed on certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement enables us to further strengthen our cash position and reduce leverage, capital expenditures and future financial commitments.

We also provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles loyalty program, which has quickly grown to become one of the largest and most recognized coalition loyalty programs in Latin America, particularly in its core markets of Colombia and Central America (excluding Panama). From 2011 to 2018, our LifeMiles loyalty program experienced a compound annual membership growth of 10.5%, increasing from approximately 4.4 million members as of December 31, 2011 to approximately 8.9 million members as of December 31, 2018. LifeMiles currently partners with nearly all of the leading banks in Colombia and Central America (excluding Panama), including many of the largest financial institutions in each respective key region, based on actual credit card balances outstanding. Moreover, for the majority of those financial partners with whom LifeMiles offers co-branded credit cards, we are the exclusive airline-based co-brand card partner. LifeMiles also maintains relationships with premier hotels, major car rental companies, popular restaurants, and other commercial establishments such as gas stations, supermarkets and leading apparel brands in these markets. As of December 31, 2018, LifeMiles had 515 active commercial partners. In August 2015, we sold a 30.0% stake in LifeMiles to Advent International (“Advent”), for $343.7 million and retained a 70.0% ownership stake.

On November 29, 2018, Avianca entered into a three-way revenue-sharing joint business arrangement with United and Copa to effect a strategic and commercial partnership that, subject to obtaining the requisite corporate approvals, we expect will bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. This long-term revenue sharing arrangement, which we refer to in this annual report as the “United Copa Transaction,” covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil). The agreement will allow us to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service between the United States and Latin America. We, together with United and Copa, plan to offer travelers more connection options on routes between the United States and Latin America, new nonstop routes, additional flights on existing routes and reduced travel times. The transaction is also expected to enable the companies to better align frequent flyer programs, coordinate flight schedules and improve airport facilities. For information on the Company’s new corporate governance structure pursuant to the Amended and Restated Joint Action Agreement and the Share Rights Agreement, introduced in connection with the United Copa Transaction, see “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Amended and Restated Joint Action Agreement.”

Avianca Holdings is a Panamanian company (sociedad anónima), and 34.0% of its outstanding capital stock is represented by non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares (“ADSs”) listed on the New York Stock Exchange as a result of Avianca Holdings’s international initial public offering in November 2013. As of the date of this annual report, 78.1% of Avianca Holdings’s voting common shares are owned by Synergy via its indirectly controlled subsidiary, BRW, and 21.9% of its voting common shares are owned by Kingsland, a corporation controlled by the Kriete family. Following the United Copa Transaction, United also holds a single common share. For information on the United Loan, see “—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

Our Strengths

We believe that our most important business strengths include the following:

Market leader in a dynamic Latin American region

We have a leading presence in the Colombian domestic market and also in the market for international passenger service within the Andean region and Central America, a region with approximately 156 million inhabitants as of December 31, 2018, encompassing what we believe to be dynamic and growing economies. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale and continue to grow from a position of strength.

A strong brand associated with a superior customer experience

We believe the Avianca brand is associated with superior service in the minds of our customers in our core Latin American markets. We have unified, strengthened and developed our service standards with the objective of providing an “Exceptional Experience” that connects us with our customers in Latin America and the rest of the world. In 2016, we were recognized as “One of the Best Airlines in the World” (Condé Nast Traveler magazine), “Eco-Friendly Aviation” (Business Year magazine), the “Best Airline in South America and in Latin America” (Business Traveller North America magazine) and “e-commerce Leader in the Region and Colombian Tourism Industry” (Colombia e-commerce Award). In 2017, we received the prestigious Skytrax World Airline Award as “2017 Best Airline in South America” and “Best Regional Airline in South America” as well as the Organization of Consumers and Users awards for “Second Best Airline in the World.” In addition, Airbus distinguished Avianca with the award for “Best Operational Performance of A320 fleet” in the Americas. In 2018, for the second consecutive year, we again received the Skytrax World Airline Award as “2018 Best Airline in South America”.

A multi-hub network in Latin America

Our strategically located hubs in Bogotá, Lima and San Salvador provide coverage of the domestic markets in Colombia, Peru, Ecuador and Central America and support a broad international network connecting South America, Central America, the Caribbean, North America and Europe. Our hub network is complemented by focus city operations in Guatemala City in Guatemala, Quito and Guayaquil in Ecuador and our membership in Star Alliance, the largest airline network in the world as of December 31, 2018 in terms of member airlines, daily flights, destinations and covered countries. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenue that affords us flexibility and adaptability with respect to demand cycles in our industry.

One of the most modern passenger fleets among Latin American airlines

Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 7.30 years as of December 31, 2018. Since 2010, as a result of our fleet modernization program, we have increased fuel efficiency and improved our technical dispatch reliability. In addition, we have reduced the number of jet passenger aircraft types or models we use, and our current passenger fleet now consists primarily of Airbus aircraft. The increased homogeneity of our fleet has enabled us to reduce crew and staff training costs and also maintenance costs through the implementation of unified spare parts inventories and maintenance processes.

World-class loyalty program

Launched in March 2011, our loyalty program LifeMiles has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. The LifeMiles program has enhanced loyalty to Avianca with approximately 8.9 million members as of December 31, 2018. With eleven Freddie Awards, LifeMiles is one of the most awarded programs in the Americas since 2013 (including one in 2018 and two in 2017) and is the only Latin American program to have won a Freddie since 2012. LifeMiles’ 515 commercial partners include thousands of retail stores in core markets such as Colombia, El Salvador, Costa Rica, Guatemala and Peru, where members can earn and redeem their miles at the point of sale. These local coalitions strengthen engagement with existing members and allow members to earn miles on a higher percentage of their monthly spending. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card and earn miles through the retailer) on the same transaction. In this way, in addition to accelerated program growth and increased presence of both the Avianca and LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles” and “Club LifeMiles.”

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

Enhance customer loyalty through providing superior customer service and a culture of “Exceptional Experience”

Providing superior customer service is a cornerstone of our business across all of our units, and we seek to create a culture that delivers exceptional service. We believe our culture differentiates us from our competitors by combining high-quality operating performance with a world-class service culture that we believe caters to the preferences of passengers around the world. Our strategy is based on engaging, training and rewarding dedicated personnel, implementing the latest technological platforms to improve our personnel’s productivity, provide high-quality operations, and enhance customer’s digital experience by delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones) mobile app, virtual assistance and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles loyalty program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access, as well as continue to provide innovative technological solutions designed to make our members’ experience more seamless.

Focus on consolidating our operations in our core business areas to achieve greater business and operational efficiency, increase revenue, enhance customer experience, improve our personnel’s productivity and reduce costs

We believe there is potential to continue to increase our revenue through the consolidation of our operations and improvement of our revenue management practices. In addition, we continually seek to increase our operational efficiency and achieve cost synergies by optimizing our operational and administrative procedures related to fleet management, consolidating our maintenance procedures across the regions we serve and optimizing our flight operations, increasing aircraft utilization through interchangeability of aircraft, optimizing crew planning and using our regional hubs more efficiently. In addition, we continue to develop several projects to unify and upgrade our IT and digital platforms in finance, maintenance, operations and customer service. Starting in 2017, we refocused our general business strategy on our three core business areas: passenger, cargo and loyalty. In connection with this, we intend to streamline our operations and optimize efficiency in our core business areas while deemphasizing other ancillary business areas, including by divesting certain assets unrelated to our core business the proceeds of which will be used to further improve our capital structure. For example, as part of our effort to refocus our business on our core business areas, in December 2018, we sold to our joint venture partner our stake in Getcom Int’l Investments S.L. (commercially known as OneLink BPO), a call center servicing our customers as well as those of other companies. In addition, in order to increase our operational efficiency, reduce both our capital expenditures and future financial commitments and align aircraft deliveries with our expected passenger traffic growth rate, we have reduced our order of Airbus A320 Neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028 as well as agreed on certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement enables us to further strengthen our cash position and reduce leverage. We are further streamlining our fleet by phasing out 10 Embraer E190 aircraft, thereby increasing fleet efficiency and reducing training and maintenance costs. We have also launched our regional airline “Regional Express Americas,” in which we have deployed our short-haul ATR aircraft, to achieve a reduction in labor costs and greater specialization whereby we intend to serve domestic markets more efficiently. Regional Express Americas began its operations in March 2019 with two ATRs serving domestic routes in Colombia, with additional ATRs to be deployed within Regional Express Americas during 2019 onwards.

Pursue selective opportunities for profitable growth in our passenger segment, including through strategic alliances such as the United Copa Transaction

We seek to pursue selective growth opportunities in our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We continue to maintain our presence in the region with domestic and international routes through our Bogotá and Lima hubs, as well as by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub, and we seek to take advantage of selective growth opportunities that we consider to offer the potential for profitable growth. However, we align our growth in response to prevailing macroeconomic environment, demand and other factors related to the primary markets we serve in order to maintain our profitability. For example, in line with this strategy, we recently cancelled 10 underperforming international routes (principally to destinations in the United States) and one underperforming domestic route and we have reduced the number of domestic flights of Avianca Peru while maintaining its international flights from Lima. These changes are examples of our strategy to optimize our network, reduce low-performance flights and prioritize the network’s profitability as well as redistribute the released capacity to meet customer demand within our key markets. We also expect to continue to selectively evaluate additional growth opportunities through strategic alliances with other airlines, such as the Joint Business Agreement with United and Copa that we entered into in November 2018, as well as potential acquisitions and strategic opportunities that would complement our existing operations. We expect that this transaction will bring new service and innovation for passengers traveling between the United States and 19 countries in Latin America via revenue sharing, service integration and coordination on pricing and scheduling.

Grow our cargo operations

We believe our cargo operations offer an attractive opportunity for growth, complementing our passenger operations and diversifying our sources of revenue and profit. We believe we have been successful in increasing our footprint in the cargo business in Latin American markets by optimizing our freighter schedules in spite of market imbalances, by maximizing the belly utilization in our passenger fleet, and by continuously analyzing opportunities for growth in strategic markets. We have also strengthened our strategic alliances, starting in 2014 with the acquisition of an ownership interest of 25% of the voting rights and 92.7% of the economic rights of Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”), a Mexican cargo company. During 2018, Avianca Peru’s new A330 freighter service in Peru, regional expansion projects and strategic alliances were crucial in the network optimization as well as the new direct operation Miami—Brussels—Miami in A330F, which opened new commercial opportunities, mainly for flower growers in Ecuador and Colombia. Avianca Cargo, the trademark we use to identify our international cargo services, grew by approximately 13% in revenue in 2018. Our diversification and strategic alliances have allowed us to offer new routes and services, including increased service in lower South America, flower cargo shipping to the west coast of the United States, shipping perishable goods to Amsterdam and increasing traffic to Europe and Asia from Bogotá.

Expand our LifeMiles program to enhance our overall value

We believe our LifeMiles loyalty program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. We intend to further enhance the program’s revenue growth by (1) increasing the number of active members, (2) increasing the accrual and redemption of miles per active member and (3) strengthening the network of commercial partners who allow their customers to earn LifeMiles, including by developing new co-branding products and partnerships and similar initiatives with hotel chains, car rental companies, financial institutions, retail stores and other airlines.

As we expand our partner base, we expect to gain access to potential new members, in particular those who may travel infrequently, and increase engagement among our existing members. For example, when we launched our partnership with Terpel in September 2017, we gained access to Terpel’s approximately 2 million daily customers and have added over 500,000 members to our program as of December 31, 2018. We anticipate that Club Terpel and similar partnerships in the future will be important sources of member growth going forward.

Recent Developments

Judicial Restructuring of Oceanair (Avianca Brasil) and Avian

On December 10, 2018, Oceanair, together with AVB, its parent entity (which, together with Oceanair, we refer to as the Debtors), filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of Sao Paulo State, Brazil seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against Oceanair’s fleet. On December 27, 2018, the Debtors also filed for Chapter 15 relief in the United States Bankruptcy Court for the Southern District of New York seeking recognition of the Brazilian Insolvency Proceeding and with the purpose of halting legal action by creditors to collect from the Debtors in the United States. Prior to and subsequently to these filings, several aircraft repossession actions were filed in Brazil by aircraft lessors to immediately repossess the aircraft leased to Oceanair due to Oceanair’s failure to pay rent. While such petitions were initially granted in some cases, such rulings were subsequently cancelled by Brazil’s Superior Court of Justice, although the approach of the courts could change to permit repossessions. As a consequence, the Debtors were granted protection from any acts of foreclosure, including lawsuits and administrative proceedings, until the Debtors’ creditor meeting held on April 5, 2019 during which creditors representing the four different categories of claims voted on the reorganization plan proposed by the Debtors. On April 8, 2019, the São Paulo Court of Appeal authorized certain lessors to proceed with the repossession of certain aircraft. In response to such decision, the Debtors filed a petition for the amicable return of 40 aircraft within a period of five months, which is currently under review by the court. As a result of the repossession efforts of the lessors, Oceanair was required to cancel some of its flights. Meanwhile, on March 11, 2019 Azul, another Brazilian airline, announced that it had signed a non-binding agreement to acquire certain operational assets and rights of Oceanair in block. Oceanair has ceased all its international operations on March 31, 2019 and has been reducing their domestic operations. During the first week of April 2019, LATAM and Gol communicated to the market that they also intend to participate at the bidding process for the acquisition of Oceanair slots and other assets. Therefore, the draft of the reorganization plan has been amended to allow the three companies and other interested participants to compete equally in the auction, which remains to be scheduled. This adjusted plan, with some additional modifications, was approved on April 5, 2019 by the majority of OceanAir’s creditors during the creditors’ meeting and it was subsequently ratified by the competent judge on April 12, 2019. In addition, the approved restructuring plan provides that Avianca’s rights as owner of its trademarks shall be respected and that the temporary use of such trademarks depends on the prior authorization of Avianca.

Oceanair and AVB Holding S.A. are not part of our group and, accordingly, its administration, operations and financial statements are separate, and their results are not consolidated with ours. Brazilian law 13.467/2017, better known as the 2017 labor reform law, introduced a more restrictive concept of “economic group” which demands not only common control but also proof of the existence of integrated interests and operations among the relevant entities. Nevertheless, although we are currently not a party in any pending bankruptcy or judicial restructuring proceedings in Brazil, the United States or elsewhere, we are exposed to certain risks related to the Oceanair proceedings, partially because Synergy also owns a majority stake in Oceanair. We have historically entered into a number of commercial arrangements with Oceanair, including the aircraft sublease arrangements pursuant to which Oceanair is required to make monthly lease payments to us. We currently have two aircraft on sublease to Oceanair. In the event that Oceanair does not pay us, we remain liable to our lessor as primary obligor. We estimate that the total number of payments payable by Oceanair in relation to these sublease contracts during 2019 will be $1.14 million. Two subleased aircraft were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft.

As per our public disclosure dated December 26, 2017, we had begun legal, financial and operational diligence in connection with a potential business combination with Oceanair prior to its judicial restructuring proceedings. However, at this time, our consideration of this venture has been generally interrupted by the Brazilian Insolvency Proceedings and related events.

Another airline in Argentina named Avian that is also part of the Synergy group and operates under the trademark “Avianca” recently initiated a preventative crisis procedure (a procedimiento preventivo de crisis) as a precursor to dismissing certain employees and reducing the salaries of other employees. We understand that the Labor Ministry in Argentina is currently requesting certain information from Avian in order to evaluate the preventative crisis procedure. Avian is also not part of our group and, accordingly, its administration, operations and financial statements are separate, and its results are not consolidated with ours. We have entered into certain commercial agreements with Avian that are not material to us, and there are no aircraft leased to Avian or fleet exposure with Avian similar to the one we face with respect to Oceanair.

Joint Venture with CAE International Holdings Limited

On April 20, 2018, we formed Avianca CAE with the objective of establishing a 50/50 joint venture between Avianca Holdings and CAE International Holdings Limited (“CAE Holdings”) to provide training and in-flight simulations to our crew as well as to third party civil and commercial pilots. Avianca CAE’s capital is COP 1,000,000,000, which has been subscribed and paid with 100% of the shares initially owned by Avianca Holdings.

On May 22, 2018, the Colombian Superintendence of Industry and Commerce authorized the joint venture. Shortly thereafter, on June 12, 2018, we entered into a joint venture agreement with CAE Holdings governing Avianca Holdings’ investment in Avianca CAE.

On January 30, 2019, we entered into an agreement to sell to CAE Holdings all of our participation in the training business with flight simulators, which included certain of our assets and of all our shares owned in Avianca CAE.

Joint Business Agreement with 3Sixty

On January 31, 2019, we signed an agreement with 3Sixty, a duty-free air and ship supply company, to convert the current inflight concessions with our controlled airlines into a joint business agreement under which we plan to develop, together with 3Sixty, an innovative online market platform that will allow more than 30 million passengers to pre-order duty-free and duty paid goods and services with on board and ground-based deliveries. The joint business agreement will start with Avianca (Colombia), Aerogal (Ecuador), Avianca Peru (Peru), and Avianca Costa Rica (Costa Rica), and will service up to 6,000 weekly flights serving more than 100 destinations in 27 countries.

Fleet Management Initiatives

In March 2019, we signed an amendment to the purchase agreement of the A320 Neo family with Airbus which reduces our order of 124 A320 Neo aircraft by 17 aircraft. It also changes the delivery date of 35 A320 Neo aircraft which will now be delivered between 2019 to 2028. In addition, the amendment provides for certain changes to the type of aircraft which will be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement will reduce capital expenditures related to our fleet by more than $350 million over the next three years and reduces financial commitments for the period from 2020 to 2022 by more than $2.6 billion. The updated delivery schedule decreases the speed at which new aircraft are incorporated into our operating fleet, enabling the Company to strengthen its cash position and reduce leverage.

The revised Airbus A320 Neo family delivery schedule is as follows:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Original Order	6	20	23	20	20	20	19	—	—	—	128
Deferred Aircraft	—	—	—	—	—	—	—	15	14	6	35
Cancelled Aircraft	—	—	—	—	—	—	—	5	6	6	17
Adjusted Order	3	6	4	4	20	20	19	15	14	6	111

Route Rationalization

To optimize our network, reduce low-performance flights and prioritize the network’s profitability, in March 2019, we decided to cancel 10 underperforming international routes and one of our domestic routes. We have reduced the number of domestic flights of Avianca Peru while maintaining its international flights from Lima. See “—Our Strategies—Pursue selective opportunities for profitable growth in our passenger segment, including through strategic alliances such as the United Copa Transaction.”

Framework Agreement with Grupo Aeromar

On October 31, 2018, Avianca Holdings executed a framework agreement with Grupo Aeromar S.A. de C.V., Transportes Aeromar, S.A. de C.V., and Legolas Investments, S.L., related to a potential investment in Grupo Aeromar for up to 49% of its outstanding equity interest. Completion of the transaction is subject to a number of conditions precedent including, but not limited to, customary corporate, regulatory and governmental approvals.

As of the date of this annual report, Avianca Holdings has lent $35.0 million to Transportes Aeromar for working capital purpose, of which $20.0 million is unsecured. The amount of the loans shall be recognized as part of the purchase price of the equity interest of Grupo Aeromar, in addition to a purchase price of $20.0 million payable by Avianca Holdings (half of which may be paid in shares of Avianca Holdings, at its option).

Our board of directors has not approved the transaction due to the financial position of Grupo Aeromar/Transportes Aeromar. This may affect the ability of Avianca Holdings to recover any amounts lent to Transportes Aeromar and could result in Avianca Holdings recognizing losses in connection with the transaction. Grupo Aeromar is a Mexican regional airline operating since 1988, based at the Mexico City International Airport and operates services to 19 destinations in Mexico and Texas, USA, with a fleet of fifteen ATR-42 aircraft.

Resignation of Chief Executive Officer

Mr. Hernán Rincón Lema has tendered to our board of directors his resignation as Chief Executive Officer effective April 30, 2019, the terms of which were finalized on April 24, 2019. Prior to his departure, Mr. Rincón will remain our “principal executive officer” for SEC reporting purposes. Pursuant to our bylaws and Amended and Restated Joint Action Agreement, we have already retained a third-party international consulting firm to assist us in searching for a successor for Mr. Rincón. Our board of directors has resolved that, if a successor Chief Executive Officer is not appointed prior to the departure of Mr. Rincón, our Secretary Mr. Renato Covelo, who has been acting as Legal Vice President and General Counsel since December 2016, shall become our interim Chief Executive Officer until a successor has been appointed. If Mr. Covelo becomes our interim Chief Executive Officer, Mr. Richard Galindo, who has been acting as our Legal Director since February 2017, will become our interim Secretary.

For more information, see “Item 6. Directors, Senior Management and Employees—Part A. Directors and Senior Management—Executive Officers.”

Sale of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A.

On April 23, 2019, our subsidiaries Taca and NICA entered into an agreement to sell all of Taca’s 68% interest in Turboprop Leasing Company Ltd. and all of NICA’s 68% interest in Aerotaxis La Costeña S.A. to Regional Airline Holding LLC, a third-party purchaser. Completion of the sale is subject to the satisfaction of certain conditions precedent. The sale agreement is subject to customary representations and indemnities, among other provisions. The purchase price is payable in a fixed amount of $11.7 million and in variable earn-out consideration of up to $3.8 million.

Product, Services and Route Network

Our principal product is the scheduled air transportation of customers, which generates passenger revenue. We target business travelers, to whom the majority of our domestic and Latin American traffic corresponds. We also target leisure travelers with our extensive network. Leisure traffic tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January and also during the Easter holiday in March/April.

In addition, we generate revenue through our LifeMiles loyalty program and through our cargo and courier transportation operations, which consists of revenue derived from shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Our other revenue activities include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

Passenger Operations

Our passenger airline business includes 105 destinations and our passenger revenue consists primarily of ticket sales, including revenue from redemption of miles under our LifeMiles loyalty program. Ancillary revenue contribute to passenger revenue and include additional charges that are billed to passengers, such as fees for excess baggage, changes of date, destination and name as well special services such as with regards to empty seats, unaccompanied minors, lounge passes.

Our passenger revenue represented 79.4%, 79.9%, and 83.4% of our total revenue in 2016, 2017 and 2018, respectively.

Domestic Passenger Revenue

Domestic revenue accounted for 49.1%, 53.5%, and 53.3% of our total passenger revenue in 2018, 2017 and 2016, respectively. It should be noted, however, that for accounting purposes, we measure domestic and international flights based solely on origin, not destination.

Our Colombian domestic passenger revenue accounted for 86.5%, 84.2% and 86.6% of our total domestic passenger revenue in 2018, 2017 and 2016, respectively. The majority of our domestic traffic corresponds to business travelers, but during peak vacation and holiday seasons in July and August, in December and January, and during the Easter holiday in March/April, the heaviest volumes of traffic come from leisure travelers. In Colombia, during 2018, approximately 62% of our domestic passengers regarded Bogotá as their destination or origination point, 29% of our domestic passengers passed through Bogotá in transit to other points on our domestic route network and the remaining 9% of our domestic passengers are point-to-point travelers who do not travel to or through Bogotá. Bogotá is a significant business center with a population of approximately 8.2 million. Medellín, Cali and Barranquilla are also important destinations, with a population of approximately 2.5 million, 2.4 million and 1.2 million, respectively.

Our Peruvian domestic passenger revenue accounted for 6.9%, 8.8% and 8.3% of our total domestic passenger revenue for 2018, 2017 and 2016, respectively. We have flown a daily route between Lima and Cuzco for more than 11 years. Currently, we fly approximately 12 daily frequencies to four domestic destinations. In 2018, 2017 and 2016, according to the data provided by the Peruvian Civil Aviation Authority, we were the third domestic carrier in Peru with 9.8%, 11.5% and 11.9%, respectively, of the domestic passenger market.

Starting on April 1, 2019, we are repositioning our network strategy, reducing the services offered by our local subsidiary Avianca Peru within Peru’s domestic market. Pursuant to this strategy, we are eliminating underperforming domestic routes from Lima to Trujillo, Juliaca and Puerto Maldonado and enhancing connectivity by capitalizing on the airline’s strongest routes while maintaining its 35 weekly departures between Lima’s Jorge Chávez International Airport and the Alejandro Velasco Astete International Airport in Cusco. Daily flights between Cusco and Bogota are not affected by these plans. The changes in the network accompany the Company’s strategy that prioritizes the profitability of the network and routes, reducing low-performance flights, ensuring that the Company’s network is optimized and redistributing the capacity released to meet the demand of customers within our key markets.

Our Ecuadorian domestic passenger revenue accounted for 6.7%, 7.0% and 5.1% of our total domestic passenger revenue in 2018, 2017 and 2016, respectively.

International Passenger Revenue

Our international traffic is served through our airlines Avianca (Colombia), Taca International (El Salvador), Avianca Costa Rica S.A. (Costa Rica), Avianca Ecuador S.A. and Avianca Peru S.A. (Peru). Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras (Honduras), operate their international routes through charter flights and wet leases with other of our subsidiaries. On April 23, 2019, we entered into an agreement to sell Nicaraguense de Aviación S.A.—Nica (Nicaragua), which does not currently operate any international flights. See “—Recent Developments—Sale of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A.”

International revenue accounted for 50.8%, 46.5% and 46.7% of our total passenger revenue in 2018, 2017 and 2016, respectively.

Regional operations in Central America

Our regional operation in Central America is served through our regional airlines: Aerotaxis La Costeña S.A.—La Costeña (Nicaragua), Isleña de Inversiones S.A.—Isleña (Honduras), Servicios Aéreos Nacionales S.A.—Sansa (Costa Rica) and Aviateca (Guatemala). Our passenger revenue from our regional operation in Central America accounted for 1.2%, 1.6% and 1.6% of our total passenger revenue in 2018, 2017 and 2016, respectively. On April 23, 2019, we entered into an agreement to sell La Costeña. See “—Recent Developments—Sale of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A.”

Route Network and Schedules

Through our network, we operate more than 802 daily scheduled flights (including domestic flights) to 105 different destinations in North America, Central America, South America and Europe. Our network combines three strategically located hubs in Bogotá, San Salvador and Lima, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to 140 destinations worldwide through code-sharing arrangements with Aeroméxico, All Nippon Airways, Air China, Air India, Oceanair, Air Canada, COPA, Etihad, EVA Airways, Iberia, Lufthansa, Silver Airways, Singapore Airlines, Turkish Airlines and United Airlines. Additionally, by joining Star Alliance in 2012, we increased the reach of our frequent flyer program, granting access to our clients to more than 1,300 airports in 191 countries and more than 1,000 VIP lounges throughout the world, as well as mileage accruals and redemptions with the 28 Star Alliance carrier members. In March 2019, we decided to cancel 11 of our international routes and one of our national routes due to our new focus on profitability and the intention to sell our Embraer 190 fleet. Such changes will likely become effective in May 2019.

We connect city pairs with lower passenger traffic through our three hubs. Thereby, we build density on our flights and may serve these destinations with a higher frequency. When passenger demand for a particular city pair is sufficient, we provide point-to-point service, which reduces travel time and inconvenience for passengers. We believe that this mixed model allows us to efficiently allocate our resources among high and low-traffic destinations.

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

The following table shows the distribution of our passenger revenue generated in each of the different regions for the periods indicated measured by destination:

	Year Ended December 31,
Region	2018	2017	2016
Domestic Colombia	23.9%	23.1%	25.0%
Domestic Ecuador	1.8%	1.9%	1.5%
Domestic Peru	1.9%	2.4%	2.4%
Central America & Caribbean (non-regional)	7.7%	8.0%	7.9%
Intra Home Markets(1)	10.0%	10.4%	9.9%
Europe	13.4%	12.2%	12.0%
North America(2)	27.1%	26.0%	25.3%
South America	14.0%	15.8%	15.8%
Regional Central America	0.2%	0.3%	0.2%
Total	100.0%	100.0%	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table sets forth the information regarding the number of revenue passengers we carried for the periods indicated measured by destination:

	Year Ended December 31,
Region	2018		2017		2016
Domestic Colombia	14,834,728	50.2%	14,362,599	50.3%	15,281,303	53.5%
Domestic Ecuador	816,336	2.8%	755,934	2.6%	595,983	2.1%
Domestic Peru	1,229,285	4.2%	1,286,546	4.5%	1,264,867	4.4%
Central America & Caribbean (non-regional)	2,465,490	8.3%	2,614,717	9.2%	2,422,244	8.5%
Intra Home Markets(1)	2,470,950	8.4%	2,393,106	8.4%	2,162,228	7.6%
Europe	1,000,977	3.4%	872,231	3.1%	791,152	2.8%
North America(2)	4,375,928	14.8%	3,896,495	13.6%	3,697,845	12.9%
South America	2,097,985	7.1%	2,130,340	7.5%	2,128,781	7.4%
Regional Central America	258,097	0.9%	262,481	0.9%	233,953	0.8%

Total	29,549,776	100.0%	28,574,449	100.0%	28,578,356	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

The following table shows our ASKs (in millions) in each of the different regions for the periods indicated.

	Year Ended December 31,
Region	2018		2017		2016
Domestic Colombia	7,859	14.9%	7,546	15.6%	8,304	17.6%
Domestic Ecuador	594	1.1%	564	1.2%	511	1.1%
Domestic Peru	923	1.8%	1,023	2.1%	1,064	2.3%
Central America & Caribbean (non-regional)	3,208	6.1%	2,985	6.2%	2,999	6.4%
Intra Home Markets(1)	5,149	9.8%	5,146	10.6%	4,933	10.5%
Europe	9,780	18.6%	8,439	17.4%	7,559	16.0%
North America(2)	16,226	30.8%	13,916	28.8%	13,506	28.6%
South America	8,801	16.7%	8,697	18.0%	8,199	17.4%
Regional Central America	82	0.2%	85	0.2%	70	0.1%

Total	52,622	100.0%	48,401	100.0%	47,145	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and schedule from Bogotá hub

As of December 31, 2018, through our Bogotá hub, we operated approximately 3,138 weekly scheduled flights to 24 different destinations in Colombia, ten in North America, eleven in South America, ten in Central America and the Caribbean and four in Europe. Unlike for our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks. Our domestic terminal at the El Dorado International Airport terminal allows us to more efficiently manage our large volumes of domestic traffic.

Through our Bogotá hub, we currently provide scheduled service to the following cities in Colombia:

		Number of Passengers Carried(3)
	Departures scheduled per week(2)	Year Ended December 31,
Domestic Destinations(1)		2018	2017	2016
Armenia	82	229,860	334,070	390,990
Barrancabermeja	26	122,701	125,418	133,526
Barranquilla	232	1,421,219	1,291,897	1,383,366
Bucaramanga	162	882,871	831,978	888,196
Cali	303	2,106,370	2,065,140	2,163,027
Cartagena	251	1,668,621	1,573,527	1,638,395
Corozal	14	12,379	0	0
Cucuta	122	691,330	631,783	667,736
El Yopal	26	82,241	73,370	87,957
Florencia	14	34,327	30,130	30,433
Ibagué	48	105,957	116,850	121,264
Leticia	14	96,576	94,034	89,216
Manizales	52	99,400	169,370	202,429
Medellín	274	2,194,483	2,155,783	2,161,512
Montería	56	320,568	311,463	320,449
Neiva	42	172,112	222,239	232,855
Pasto	56	250,874	216,920	233,744
Pereira	164	899,882	830,508	895,487
Popayán	28	81,500	100,808	102,547
Riohacha	28	165,306	146,311	144,265
San Andrés	56	405,730	367,292	373,433
Santa Marta	152	821,673	749,741	751,790
Valledupar	45	262,385	237,110	258,734
Villavicencio	28	71,488	50,832	59,623

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

We currently provide international scheduled service from our Bogotá hub to the following cities:

		Number of Passengers Carried(3)
	Departures scheduled per week(2)	Year Ended December 31,
International Destinations(1)		2018	2017	2016
Aruba (Oranjestad)	28	150,077	112,396	89,576
Barcelona	14	156,952	159,340	159,088
Boston	12	47,213	23,602	—
Buenos Aires	14	162,190	159,673	119,644
Cancún	28	192,610	177,562	149,653
Chicago	8	3,513	0	0
Curaçao (Willemstad)	22	90,638	68,885	57,801
Cuzco	14	66,506	53,029	11,551
Fort Lauderdale	14	96,888	87,184	85,733
Guatemala City	14	51,619	43,928	54,777
Guayaquil	42	258,117	235,775	197,905
Havana	14	67,177	62,419	65,385
La Paz	14	72,961	72,453	72,322
Lima	56	524,222	518,648	503,891
London	14	157,619	153,221	143,781

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2018	2017	2016
Los Angeles	14	159,828	112,586	83,188
Madrid	42	434,536	365,505	325,447
Mexico City	42	330,159	264,445	288,917
Miami	56	379,380	319,953	321,260
Montevideo	14	74,783	39,933	—
Munich	10	13,466	0	0
New York	42	337,73	287,547	268,228
Orlando	14	104,928	91,814	90,996
Panama City	42	234,764	256,260	264,820
Punta Cana	26	211,714	151,942	130,226
Quito	58	342,262	326,510	296,641
Rio de Janeiro	14	132,385	135,919	81,676
San José	41	210,411	199,591	136,865
San Juan	14	68,463	57,147	50,436
San Salvador	38	167,010	177,478	168,746
Santa Cruz	14	8,059	0	0
Santiago	42	322,383	290,863	277,014
Santo Domingo	14	93,657	89,717	84,798
São Paulo	4	220,742	254,038	283,412
Washington	14	76,899	74,573	70,413

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Bogotá.

Network and schedule from San Salvador hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2018, through our San Salvador hub, we operated approximately 616 weekly scheduled flights to 14 destinations in North America, six in South America, nine in Central America and the Caribbean and currently provide scheduled service to the following destinations:

		Number of Passengers Carried(3) (4)
Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2018	2017	2016
Belize City	12	26,977	36,890	36,088
Boston	8	17,249	0	0
Cali	14	40,035	56,347	48,481
Cancún	18	95,042	93,835	85,209
Cartagena	8	4,727	0	0
Chicago	8	28,146	54,609	53,376
Dallas	14	49,964	35,911	37,721
Guatemala City	42	215,158	259,929	238,437
Guayaquil	14	59,470	49,918	48,703
Havana	12	75,778	63,744	50,605
Houston	14	49,488	48,721	60,644
Lima	14	216,608	220,116	205,731
Los Angeles	42	347,614	378,512	345,775
Managua	34	142,659	198,712	181,481
Mexico City	28	127,873	127,500	123,966
Miami	14	54,236	75,506	78,152
New York	28	194,157	192,305	185,598
Newark	14	68,106	7,328	—
Orlando	8	16,798	0	0
Panama City	14	49,219	56,664	77,398
Quito	14	70,159	61,139	51,861
Roatán	14	32,292	32,780	26,866
San Francisco	28	154,925	134,335	127,931
San José	62	301,608	323,075	282,520
San Pedro Sula	42	142,067	153,551	160,424
Tegucigalpa	42	113,450	127,031	132,615
Toronto	14	88,730	83,387	77,953
Washington	40	246,220	227,303	213,274

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from San Salvador.
(4)

During 2018, we carried 51,546 passengers between San Salvador and Medellin, in Colombia, but we ended the operation of this route on October 2018. During 2017 and 2016, we carried on this route 69,726 and 62,477 passengers, respectively.

Network and schedule from Lima hub

Our Lima hub connects passengers from different destinations in South America to destinations in North America, Central America and Europe, through our other two hubs. As of December 31, 2018, through our Lima hub, we operated approximately 553 weekly scheduled flights to three destinations in Peru, four in North America, 15 in South America and four in Central America and the Caribbean and currently provide scheduled service to the following cities in Peru:

		Number of Passengers Carried(3)
Domestic Destinations(1)(4)(5)	Departures scheduled per week(2)	Year Ended December 31,
		2018	2017	2016
Cuzco	109	562,264	481,474	441,483
Juliaca	27	188,844	172,943	174,804
Trujillo	28	138,782	161,060	160,089

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.
(4)

During 2018, we carried 144,838 passengers between Lima and Arequipa, in Perú, but we ended the operation of this route on November 2018. During 2017 and 2016, we carried on this route 186,181 and 178,690, respectively. During 2018, we carried 16,360 passengers between Lima and Iquitos, in Perú, but we ended the operation of this route on April 2018. During 2017 and 2016, we carried on this route 81,237 and 91,400, respectively.

(5)

During 2018, we carried 56,784 passengers between Lima and Piura, in Perú, but we ended the operation of this route on May 2018. During 2017 and 2016, we carried on this route 141,741 and 154,803, respectively.

We currently provide scheduled service from our Lima hub to the following cities internationally:

		Number of Passengers Carried(3)
International Destinations(1)	Departures scheduled per week(2)	Year Ended December 31,
		2018	2017	2016
Asunción	14	84,357	65,518	54,191
Buenos Aires	28	254,731	273,882	277,286
Cali	14	37,993	45,823	54,020
Cancún	14	96,699	42,313	31,867
Guayaquil	14	81,521	77,629	66,854
Havana	12	75,510	61,579	53,445
La Paz	14	76,137	73,768	70,953
Medellín	13	57,356	48,147	62,444

	Departures scheduled per week(2)	Number of Passengers Carried(3)
International Destinations(1)		Year Ended December 31,
		2018	2017	2016
Mendoza	14	49,945	0	0
Mexico City	14	76,167	73,567	74,145
Miami	14	155,566	156,623	147,160
Montevideo	14	94,053	82,098	86,978
Orlando	14	26,906	0	0
Porto Alegre	14	82,831	82,541	72,586
Punta Cana	14	95,593	78,107	65,712
Quito	14	89,593	82,704	74,788
Rio de Janeiro	14	92,732	97,913	92,826
Santa Cruz	14	82,855	81,034	74,152
Santiago	28	133,949	122,186	138,034
São Paulo	14	149,351	153,080	136,414
San José	14	80,116	78,009	75,321

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried on flights to or from Lima.

Network and schedule from San José

As of December 31, 2018, through our network in San José, we operated approximately 159 weekly scheduled flights to two destination in South America, and three in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in South America and Central America and currently provides scheduled service to the following destinations:

	Departures scheduled per week(2)	Number of Passengers Carried(3)(4)(5)
Destinations(1)		Year Ended December 31,
		2018	2017	2016
Guatemala City	28	95,130	129,178	101,511
Panama City	14	74,732	114,510	107,187

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried to or from San José.
(4)	During 2017, we carried 18,941 passengers on this route. In 2018, we carried 1,103 passengers between San José and Mexico City but we ended the operation on this route in January 2018.
(5)

During 2018, we carried 10,816 passengers between San José and Tegucigalpa, in Nicaragua, but we ended the operation in July 2018. During 2017 and 2016, we carried 20,718 and 21,532, respectively, on this route.

Domestic network and schedule in Ecuador

We operate approximately 160 weekly scheduled domestic flights to six destinations in Ecuador, through our subsidiary Avianca Ecuador. We currently provide scheduled domestic service between the following cities in Ecuador:

	Departures scheduled per week(2)	Number of Passengers Carried(3)(4)
Domestic(1)		Year Ended December 31,
		2018	2017	2016
Quito—Baltra	14	55,673	46,660	27,836
Quito—Guayaquil	74	397,084	363,594	278,499

	Departures scheduled per week(2)	Number of Passengers Carried(3)
Domestic(1)		Year Ended December 31,
		2018	2017	2016
Quito—Manta	24	109,999	106,375	82,132
Quito—El Coca	10	40,067	45,526	36,094
Guayaquil—Baltra	20	127,391	113,368	104,607
Guayaquil—San Cristobal	18	83,389	79,498	66,157

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Regional operation and schedule in Central America

We operate approximately 504 weekly scheduled domestic flights to 15 destinations in Central America, through a group of airlines composed by Sansa (Costa Rica) and Isleña (Honduras). Through our regional operation in Central America, we currently provide scheduled domestic service between the following cities in Central America:

	Departures scheduled per week(2)	Number of Passengers Carried(3)
Domestic(1)(4)(5)(6)		Year Ended December 31,
		2018	2017	2016
Costa Esmeralda (Rivas) — Liberia	14	3,621	4,290	2,913
Golfito—Puerto Jimenez	8	1,029	1,533	2,183
Liberia – Tambor	13	2,998	3,632	1,476
Liberia—Nosara	8	2,864	1,531	0
San José—Drake Bay	36	5,088	6,328	6,525
San José—Golfito	41	15,044	16,632	13,585
San José—La Fortuna	16	1,594	1,433	1,705
San José—Liberia	54	20,583	20,811	17,571
San José—Nosara	17	2,996	1,761	—
San José—Puerto Jimenez	83	25,898	14,556	17,898
San José—Puerto Limón	22	7,142	7,489	4,715
San José—Quepos	29	7,846	18,710	18,786
San José—San Isidro	7	1,511	2,598	1,387
San José—Tamarindo	32	10,303	9,750	8,794
San José—Tambor	88	28,855	23,861	22,544
San José—Tortuquero	19	5,233	4,348	3,745
Tamarindo —Liberia	5	2,314	3,280	3,577
Tortuquero—La Fortuna	7	2,041	1,897	—
Tortuquero—Puerto Limón	5	1,691	894	2,294

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018. These numbers do not include flights served by Isleña.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)

During During 2018, we carried 7,779 passengers between San José and Palmar Sur, in Costa Rica, but we ended the operation on this route in August 2018. During 2017 and 2016, we carried 4,635 and 3,901 passengers, respectively, on this route.

(5)

During 2018, we carried 21,432 passengers between San Pedro Sula and Roatán, in Costa Rica, but we ended the operation on this route in October 2018. During 2017 and 2016, we carried 25,748 and 23,340 passengers, respectively, on this route.

(6)

During 2018, we carried 40,896 passengers between San Pedro Sula and Tegucigalpa, in Honduras, but we ended the operation on this route in October 2018. During 2017 and 2016, we carried 49,328 and 49,977 passengers, respectively, on this route.

Point-to-Point Service

In addition to the different destinations served through our three hubs, we provide domestic and international point-to-point service between different destinations, including North, Central and South America as well as Europe.

Domestic. We currently provide domestic point-to-point scheduled service between the following cities:

	Departures scheduled per week(2)	Number of Passengers Carried(3)
Domestic(1)(4)(5)		Year Ended December 31,
		2018	2017	2016
Cali—Barranquilla	28	124,806	118,111	164,716
Cali—Cartagena	42	128,816	125,095	168,044
Cali—Pasto	14	41,429	38,724	37,907
Cali—San Andrés	14	19,090	18,161	—
Cali—San Marta	28	22,144	5,983	—
Cali—Tumaco	28	75,650	76,688	80,191
Cartagena—Pereira	6	27,356	24,670	28,299
Cuzco—Puerto Maldonado	14	74,656	60,900	62,121
Medellín—Barranquilla	42	184,653	207,173	265,602
Medellín—Bucaramanga	11	40,745	43,226	60,854
Medellín—Cali	112	399,784	412,532	504,652
Medellín—Cartagena	89	311,161	350,129	420,763
Medellín—Cucuta	13	35,792	50,630	62,828
Medellín—Montería	14	41,227	35,154	—
Medellín—San Andrés	8	12,032	8,520	—
Medellín—Santa Marta	18	66,667	84,457	116,491

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.
(4)	We operated the route between Cuzco and Arequipa, in Perú, from June to November 2018 and transported 32,580 passengers.
(5)	We operated the route between Cuzco and Juliaca, in Perú, from June to November 2018 and transported 12,464 passengers.

International. We currently provide international point-to-point scheduled service between the following cities:

	Departures scheduled per week(2)	Number of Passengers Carried(3)
International(1)		Year Ended December 31,
		2018	2017	2016
Barranquilla—Miami	14	77,307	69,892	72,128
Cali—Guayaquil	14	59,168	42,270	32,264
Cali—Madrid	12	168,749	142,858	114,157
Cali—Miami	14	91,677	77,791	80,676
Cartagena—Miami	14	78,572	75,198	73,044
Cartagena—New York	6	20,943	23,910	28,068
Guatemala City—Chicago	14	10,829	0	0
Guatemala City—Flores	28	65,121	65,286	54,354

	Departures scheduled per week(2)	Number of Passengers Carried(3)
International(1)		Year Ended December 31,
		2018	2017	2016
Guatemala City—Los Angeles	28	109,405	94,457	94,657
Guatemala City—Managua	6	158,725	26,996	23,552
Guatemala City—Miami	14	30,447	40,197	25,775
Guatemala City—New York	14	15,332	0	0
Guatemala City—Orlando	6	11,692	0	0
Guatemala City—San Pedro Sula	14	24,751	22,788	22,926
Guatemala City—Tegucigalpa	14	24,639	25,216	24,958
Managua—Miami	14	53,613	91,588	92,155
Medellín—Madrid	6	68,354	50,408	47,043
Medellín—Miami	14	89,124	76,973	80,265
Medellín—New York	14	76,922	53,595	60,493
San Pedro Sula—Miami	14	65,535	72,700	57,228
San Pedro Sula—New York	4	10,817	23,319	23,825

(1)	Reflects destinations served as of December 31, 2018.
(2)	Departures and arrivals for the week ended December 31, 2018.
(3)	These numbers reflect the number of revenue passengers carried between such destinations.

Cargo and Courier Operations

In addition to providing passenger transportation services, we generate revenue from our cargo and courier transportation operations. Our cargo and courier revenue derive primarily from the air transportation of goods, on an airport to airport basis, and other complementary services. In addition, cargo and courier revenues are also generated by domestic and international shipments of small parcels, on a door-to-door basis and with defined transit time commitments.

Cargo

Our cargo business operates on most of the route network of our passenger airline business. In addition, we also strengthen our destination offering through close to 90 interline agreements with other airlines. For our cargo operations, we are able to efficiently use the belly capacity of our passenger fleet, and also rely on freighter-only operations. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. Our cargo business is operated by both Avianca Cargo and DEPRISA. During 2018, Avianca Cargo represented the largest cargo carrier in gross tons in Colombia, with 39.3% of market share according to Aeronautica Civil of Colombia. Additionally, Avianca Cargo, as a group, ranked in the top four airlines to carry international freight in/out of Miami, with an 11.3% market share as stated in the Miami International Airport Statistics.

Our international cargo operations are headquartered in Bogotá, and we also have significant cargo operations in Medellín and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. In Latin America, our cargo operations focus on Colombia, Ecuador, Peru, Brazil, Mexico, Argentina and Chile. We operate in/out of Europe through our passenger schedule services to Madrid, Barcelona, London and Munich and through our freighter service to Brussels. We also offer other destinations for our cargo transportation around the world through our block space, special prorate and commercial agreements.

Cargo flows are unidirectional. This characteristic is a key determinant in the structure of our cargo operations and especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of such disequilibrium. Lack of demand in one particular direction may force airlines to rely on different markets in order to maximize loads on return flights. In recent years, we believe have successfully diversified our cargo business’ origins and destinations, creating a larger network whereby we can decrease regional dependence and maximize asset utilization. In addition, we believe we have strengthened our cargo headquarter in Bogotá through the integration of the freighters and passenger plane networks.

During 2018, our cargo capacity in terms of ATKs decreased 1.2%. Our RTKs fell 0.8% from 2017 to 2018. This resulted in a 0.3 percentage point increase in our cargo load factor, from 57.0% in 2017 to 57.3% in 2018. The load factor in the international and the region market was 54.5% and 43.7%, respectively. Our performance reflects our strategy of belly maximization, freighter schedule optimization and strategic market growth.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year Ended December 31,(1)
	2018	2017	2016
Total ATKs (millions)	2,460	2,489	2,346
Total RTKs (millions)	1,409	1,420	1,291
Weight of cargo carried (thousands of tons)	563	566	545
Total cargo yield (cargo revenue/RTKs, in $)	0.39	0.34	0.38
Total cargo load factor (%)	57.3%	57.0%	55.0%

Courier

In addition to our cargo operations, we also offer domestic and international courier services. Under our DEPRISA brand, which is widely recognized throughout Colombia, we are committed to providing optimal logistics solutions in the context of sending and receiving documents, packages and other merchandise domestically and internationally. DEPRISA is a significant player in the courier industry with more than 250 sales branches in Colombia and more than 50 abroad, with 1200 domestic destinations and 220 international destinations (as a result of Avianca Cargo’s alliance with UPS). DEPRISA offers a wide portfolio of products and superior delivery times, with premium service offering delivery in less than 24 hours and standard services ranging from 24 and up to 72 hours.

DEPRISA has enhanced its service portfolio, by implementing an integrated cross border e-commerce solution which allows retailers and final customers to track their shipments once their order has been placed. This e-commerce solution reduces the processing time of each shipment, optimizes the operation, reduces the risk of errors and allows full visibility of the entire process for both the final customer and the seller.

In 2018 DEPRISA also began rendering third-party logistics (3PL) services to Avianca, specifcally, providing logistical services complementary to transportation, such as storage, inventory control, picking and packing for the global distribution of uniforms to more than 13.000 employees around the world.

Our courier revenue represented 1.3%, 1.4% and 1.5% of our total revenue for the years ending December 31, 2018, 2017 and 2016, respectively.

LifeMiles Loyalty Business

We believe that a strong loyalty program provides the basis for improved profitability. To this end, we believe LifeMiles enhances customer loyalty and brand recognition. In recent years, we have made investments to improve our frequent flyer program, LifeMiles. We monitor LifeMiles performance carefully and believe it continues to have significant growth and value creation potential.

In March 2011, we launched LifeMiles, the consolidated and improved frequent flyer program of Avianca and Taca. Avianca Ecuador adopted LifeMiles as its frequent flyer program in November 2012. As of December 31, 2018, LifeMiles had approximately 8.9 million members. We believe that LifeMiles is the most attractive frequent flyer program offered by a Latin American airline. For example, LifeMiles has been the only Latin American loyalty program to win a Freddie Award, the most prestigious member-generated award in the travel loyalty industry, in the last six years, and since 2013, LifeMiles has won eleven Freddie Awards and five Global Traveler Awards. In 2017, LifeMiles won two Freddie awards: the “Best Promotion in the Americas” award and the “210” award aka “Up and Coming Program of the Year in the Americas” award, and was awarded as the program with the best redemption ability in the 2017 Global Traveler Awards. In 2018, we won the 210 award for the second time in a row. We believe that our international flights and strategic partnerships with international carriers, in addition to our extensive network of commercial partners which at December 31, 2018 totalled 515 (See “—Strategic Partnerships, Alliances and Commercial Agreements”), provide our LifeMiles members with a broad range of attractive options to accrue and redeem miles.

In August 2015, we sold a 30.0% stake in LifeMiles to Advent for $343.7 million and prior to the execution of the transaction LifeMiles declared a dividend of $41.0 million in favor of Avianca Holdings. Furthermore, we recognized $301.4 million recorded directly to equity, net of related transaction costs. As of December 31, 2018, we retained a 70.0% ownership stake in LifeMiles.

LifeMiles members earn mileage by flying on Avianca, Taca, Avianca Ecuador, and on partner airlines. Mileage can also be earned by using certain services offered by about 515 program partners, including banks, hotels, car rental agencies and retail stores. We also sell miles directly to members through various commercial strategies, such as allowing members to combine miles with cash when redeeming air tickets. LifeMiles members can use their miles to fly to over 1,300 destinations around the world. In addition, miles can be redeemed for upgrades, entrance to our VIP lounges, excess baggage waivers, hotel nights and many other awards from program partners. Our Elite program includes three Elite status levels. Among the benefits that all of our Elite members enjoy are: complementary automated upgrades based on space availability and complementary access to our network of VIP lounges. Our Diamond Elites and Gold Elites also enjoy the benefits of Star Alliance Gold status, including complementary access to some 1,000 Star Alliance VIP lounges around the world.

Since the combination of Avianca and Taca, loyalty programs have been the source of significant direct and indirect value creation for us. Indirectly, LifeMiles contributes to the strength of our primary business in key commercial markets, and supports yields through miles-based voluntary up-sell incentives. More directly, LifeMiles generates financial value for us principally through the commercialization of miles. A significant majority of miles commercialized through partners are sold to banks. For example, we have approximately 25 co-branded credit card partner banks, and active mileage sales agreements with approximately 80 financial institutions. In the case of Avianca, the airline decides how many miles it will reward its customers based on several factors, such as the route flown, the fare or family fare purchased and the elite status of the customer, among others.

LifeMiles’ expenses can be grouped in reward costs and overhead costs. Reward costs represent over 80% of LifeMiles’ cost base and our biggest reward cost is airline tickets, in which LifeMiles is required to pay Avianca for tickets redeemed by LifeMiles members to fly on Avianca or any of its partners. Other reward costs include hotel nights, rental cars, tours and merchandise via the LifeMiles Rewards Catalog and directly in our retail partners’ stores, among others. Overhead costs include, but are not limited to, investments in marketing, operational costs and information technology costs and salaries.

LifeMiles’ business model benefits from strong operating margins, positive working capital dynamics and minimal capital expenditure requirements, which provides a unique ability to gain scale quickly. This business model includes an attractive cash flow cycle, with cash inflows from the sale of miles well in advance of the cash outflows corresponding to the redemption of those miles, making it possible for LifeMiles to earn interest on such cash. In addition, LifeMiles’ unit costs are largely contracted with its main partners for extended periods, providing visibility and stability to a significant portion of its total costs and gross margins. Furthermore, LifeMiles is a technologydriven loyalty program that uses a centralized computer platform for the majority of its operations, which can help support its continued growth efficiently and with limited incremental investment.

Since the program’s inception, LifeMiles members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also LifeMiles members.

To maximize the value creation potential of LifeMiles, we have been managing the program through a separate, dedicated team, the majority of which has been in place since 2010 and has consistently delivered strong growth. On a standalone basis, LifeMiles’ gross billings totaled $354 million, $308 million and $263 million in 2018, 2017 and 2016, which we believe demonstrates LifeMiles’ growth potential.

We believe that LifeMiles is a key strategic asset for us and plan to continue investing in its expansion and evaluating opportunities to further unlock its value.

A sample of the key operating statistics demonstrating LifeMiles’ growth are set forth below:

	Year ended December 31,
	2018	2017	2016
	(in million of U.S.$)
Gross billings (in millions of U.S.$)	354	308	263
Total members (in millions)	8.9	7.8	7.0
Active commercial partners (non-air)	515	335	325

Our agreement with LifeMiles was recently extended through 2040. This agreement includes, among other provisions, a 22-year exclusivity with LifeMiles as the provider and operator of the frequent flyer program of Avianca and a formula that complies with the applicable transfer pricing rules in each jurisdiction, to calculate

(i) the price of miles sold from LifeMiles to Avianca (which in turn, are used by Avianca to incentivize loyalty from their customers through the frequent flyer program) and (ii) to determine the price paid by LifeMiles to Avianca for reward tickets (when a member of the LifeMiles program redeems his or her miles for air services with Avianca).

Ancillary Services

We also provide other services whereby we are able to complement our passenger and cargo business and further diversify our sources of revenue. Such other revenue consist primarily of sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Other revenue also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general activities.

Other revenue accounted for 4.0%, 7.7% and 7.2% of our total revenue for the years ending December 31, 2018, 2017 and 2016, respectively.

Seasonality

We expect our quarterly operating results to continue to fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. In addition, our first and second quarter results are influenced by whether Holy Week falls in the first quarter or the second quarter.

Strategic Partnerships, Alliances and Commercial Agreements

General

As part of our plans to expand globally, we have established strategic partnerships that allow us to improve our overall network, expand our international connectivity, offer more attractive benefits to our LifeMiles customers, enhance our brand and build customer loyalty and revenue. These strategic partnerships provide for expanded cooperation through commercial cooperation agreements, codeshare and interline arrangements, as well as marketing initiatives, loyalty program reciprocity or benefit sharing, enhanced service levels at airports and, potentially, equity or debt investments in us by our partners, or by us in our partners.

Our bilateral alliances with other airlines enhance travel options for customers by providing better coverage to common destinations, additional mileage accrual and redemption opportunities, and access to markets that we do not serve directly. These commercial alliances typically include one or more of the above features, such as loyalty program reciprocity; code sharing of flight operations (whereby seats on one carrier’s selected flights can be marketed under the brand name of another carrier); coordination of passenger services including, but not limited to, ticketing, passenger check-in, baggage handling and passenger connection, and other resource-sharing activities.

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of January 1, 2019, Star Alliance carriers served 1,317 airports in 193 countries with 18,800 daily flights. Current Star Alliance members are, in addition to us, Adria Airways, Aegean Airlines, Air Canada, Air China, Air India, Air New Zealand, All Nippon Airways, Asiana Airlines, Austrian Airlines, Brussels Airlines, Copa Airlines, Croatia Airlines, Egyptair, Ethiopian Airlines, EVA Air, LOT Polish Airlines, Lufthansa, Oceanair Linhas Aereas, SAS Scandinavian Airlines, Shenzhen Airlines, Singapore Airlines, South African Airways, SWISS, TAP Portugal, THAI Airways International, Turkish Airlines and United Airlines.

We also have code share agreements in place with Air Canada, Air China, All Nippon Airways, Copa Airlines, Eva Air, Lufthansa, Oceanair Linhas Aereas, Singapore Airlines, Turkish Airlines, United Airlines and Air India as well as well as reciprocal frequent flyer agreements with all Star Alliance members. Besides our Star Alliance partnerships, we currently have strategic code share agreements with Aeroméxico, Iberia, Etihad and Silver Airways. In addition, we have a reciprocal frequent flyer program agreement in place with Aeroméxico and Iberia.

We have interline agreements with approximately 80 airlines worldwide, to provide connections on the basis of a single ticket, paid in a single transaction and currency, usually with baggage through checked to final destination and in some cases with boarding passes issued all the way through for all connecting flights. We have five intermodal agreements with Renfe trains in Spain, Great Western Railway in Britain, National Express intercity buses in Britain, OEBB trains in Austria and Deutsche Bahn coach and bus services in Germany. In addition, we have an arrangement to connect our passengers with ALSA intercity buses in Spain.

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

United Copa Joint Business Arrangement

On November 29, 2018, we entered into a three-way revenue-sharing joint business arrangement with United and Copa to effect a strategic and commercial partnership that we expect will bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. This long-term revenue sharing arrangement covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil). The agreement will allow us to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service between the United States and Latin America. For more information, see “—Part A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

Pricing and Revenue Management

Our revenue management model is focused on effective pricing and yield management, which are closely linked to our route planning, and our sales and distribution methods.

We maintain revenue management policies and procedures that are intended to maximize total revenue, while keeping fares generally competitive with those of our major competitors. The fares and the number of seats we offer at each fare are determined by our proactive yield management system and are based on a continuous process of analysis and forecasting. Past booking history, load factors, seasonality, the effects of competition and current booking trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are also included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to design a strategy to achieve the maximum revenue by balancing the average fare charged against the corresponding effect on our load factors.

Our model of fare segmentation seeks to maximize revenue per seat through dynamic inventory adjustment depending on demand. By increasing price segmentation, we are able to ensure that we continue to attract and retain high-yield business traffic including last minute seat availability for late booking business travelers, which is integral to our revenue management, as well as leisure travelers who usually pay lower fares for tickets purchased in advance. We charge higher prices for tickets on higher-demand flights, tickets purchased on short notice and tickets for itineraries suggesting a passenger would be willing to pay a premium.

Utilizing the appropriate aircraft for a specific market enables us to better match capacity to demand. As a result, we believe we are able to enter new markets, cater to underserved destinations with high growth potential and provide greater flight frequency than our main competitors. With this model, we optimize revenue through dynamic fare segmentation, targeting both business travelers, who appreciate the convenience of our frequent non-stop service, and cost-conscious leisure travelers, many of whom are first-time or low frequency flyers, and for whom we offer low fares to stimulate air travel and encourage advance purchases.

Our revenue management software includes PROS O&D III for fare valuation, demand forecasting and inventory control optimization, PROS GRMS for group requests acceptance and negotiation process optimization, Airnguru for monitoring and analysis of competitors’ fares and Infare for competitors’ websites availability and fares monitoring and analysis.

Sales and Distribution

We strive to maintain a sophisticated sales processes and a multichannel strategy with extended customer reach. We currently sell our products through the following primary distribution channels: (i) our website, (ii) our mobile app, (iii) call centers, (iv) airport stations, (v) free-standing stores, (vi) direct agents and (vii) third parties such as travel agents, including through their websites. We strive to increase the relevance of more profitable corporate travel agencies and to increase e-commerce penetration, thereby bypassing more expensive distribution. Direct internet bookings by our customers represent our lowest cost distribution channel. In addition, 21.5% of all sales were generated by online channels in 2018, which creates significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies.

We intend to continue consolidating our global agreements with major corporations, aiming to become the preferred corporate carrier in Latin America, and continue working closely with tourism boards to drive growth for both leisure and corporate travelers.

Set forth below is key data with respect to our main sales distribution channels in 2018:

•	Ticket sales through direct ticket offices (Airport Ticket Offices (ATO) and City Ticket Offices (CTO)) in Colombia (18 points of sale) and abroad (47 points of sale) accounted for 5.7% of our sales.

•	Ticket sales through our direct agents accounted for 2.1% of our sales. Our direct agents are third-party agents who work for us on an exclusive basis.

•

Ticket sales through our linked call centers accounted for 4.1% of our sales. Our call centers are located in Colombia and El Salvador, and handle reservations and sales calls with a reliable 24/7 customer service model. The centers are linked to Getcom but even if they are not part of Avianca, they are dedicated as a direct sales channels.

•	Ticket sales through the website portals and app accounted for 21.5% of our sales.

Aircraft

General

As of December 31, 2018, we operated a fleet consisting of 190 aircraft (178 passenger aircraft and 12 cargo aircraft), 137 of which were owned and 53 of which were subject to long-term operating leases. For our freight operations development, as of December 31, 2018, we operated two 767F-200S, five Airbus A330F and five A300F. As of December 31, 2018, the average age of our operative jet passenger fleet was 7.30 years.

The following table sets forth the composition of our operative fleet as of December 31, 2018:

	Number of Aircraft(1)(3)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Jets
Embraer E190(2)	8	8	—	8.11	96
Airbus A318	10	10	—	13.79	100
Airbus A319	15	11	4	10.41	120
Airbus A319S	10	10	—	4.07	120
Airbus A320	48	32	16	9.19	150
Airbus A320S	13	3	10	4.05	150
Airbus A320 Neo	7	3	4	0.72	153
Airbus A321	2	1	1	11.29	194
Airbus A321S	11	6	5	4.14	194
Airbus A321Neo	2	—	2	1.26	195
Airbus A330	9	3	6	7.75	252
Boeing B787	13	8	5	2.76	250

	Number of Aircraft(1)(3)
	Total	Owned and Finance Leases	Operating Leases	Average Age (Years)	Seating Capacity
Turboprop
CESSNA 208	13	13	—	6.32	12
ATR42	2	2	—	24.90	48
ATR72	15	15	—	4.60	68
Cargo
Airbus A330F	5	5	—	5.30	60 tons
Airbus A300F	5	5	—	30.99	40 tons
Boeing 767-200	2	2	—	31.59	40 tons

Total	190	137	53

(1)

Does not include two A319s and one A330F aircraft subleased to Oceanair and two Embraer E190 leased to Aeromexico. Some of the aircraft owned are financed through financial leasing contracts with financial institutions and export credit agencies.

(2)

On February 22, 2018, we announced that we will retire our entire Embraer fleet in accordance with our long-term fleet plan. Therefore, each of these Embraer E190 aircraft, together with two Embraer E190 leased to Aeromexico are expected to be removed from our operating aircraft fleet starting 2019.

(3)	Does not include one A330-200 that was subleased to Oceanair and returned to Avianca at the end of February 2019 and one A330-200F that was returned in March 2019.

The following table sets forth the scheduled expiration of our operational leases as of December 31, 2018.

Aircraft Type (1)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Airbus A319	—	2	—	—	2	—	—	—	—	—	—	4
Airbus A320	—	8	2	4	—	—	2	—	—	—	—	16
Airbus A320S	—	—	3	2	2	2	1	—	—	—	—	10
Airbus A320Neo	—	—	—	—	—	—	—	2	—	2	—	4
Airbus A321	—	—	1	—	—	—	—	—	—	—	—	1
Airbus A321S	—	—	—	4	1	—	—	—	—	—	—	5
Airbus A321Neo	—	—	—	—	—	—	—	—	—	—	2	2
Airbus A330	1	—	1	—	2	2	—	—	—	—	—	6
Boeing B787	—	—	—	1	1	2	—	1	—	—	—	5

Total	1	10	7	11	8	6	3	1	—	2	2	53

(1)	Does not include one A330-200 that was subleased to Oceanair and returned to Avianca at the end of February 2019 and one A330-200F that was returned in March 2019.

The 53 of our operative aircraft that are subject to long-term operating leases require monthly rental payments and have purchase options at the end of the lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft during the terms of the leases. Under some of our operating lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. Such funds are refunded to us to pay for scheduled overhauls. As such, we record the payments as “Deposits and other assets under Current and Non-Current Assets” in our consolidated financial statements. We are required to return the leased aircraft in an agreed upon condition at the end of the leases. There are some contracts in which we have agreed to make an end of lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease contract.

Of the 137 operative aircraft that we own or have under financial lease, 89.1% are financed through commercial bank financing and some of these aircraft are supported by export credit agency financing and others under a private placement vehicle distributed amongst the issuance of guaranteed notes and loans. The average rate of these financings is 3.98% as of December 31, 2018.

All of our jet aircraft have a two-class configuration. Our Boeing B787s have 250 seats, with a business class capacity of 28 seats; seven Airbus A330s have 252 seats, with a business class capacity of 30 seats and two Airbus A330-300s have 300 seats, with a business class capacity of 32 seats; our Airbus A321s have 194 seats, with a business class capacity of 12 seats; our Airbus A321s Neo have 195 seats, with a business class capacity of 12 seats; our Airbus A320s have a capacity of 150 seats, with a business class capacity of 12 seats; our Airbus A320s Neo have a capacity of 153 seats, with a business class capacity of 12 seats; our Airbus A319s have a capacity of 120 seats, with a business class capacity of 12 seats; our Airbus A318s have 100 seats, with a business class capacity of 12 seats; our Embraer E190s have 96 seats, with a business class capacity of eight seats; our ATR42s have an average of 48 seats, in an all-economy configuration; our ATR72s have a capacity of 68 seats; and our CESSNA 208s have 12 economy seats.

Long-term Fleet Plan

We believe operating a young fleet leads to better reliability, greater fuel-efficiency and lower maintenance costs. In furtherance of this vision, we have entered into firm purchase orders to receive new aircraft on a rolling basis through 2025. In 2018, we acquired and incorporated the following new aircraft into our fleet: (i) five A320-Neo (which were delivered by July 2018), (ii) one 787-8 (delivered in September 2018). In January 2018, we signed two aircraft sale and purchase agreements, one between V Air Corporation and Avianca, and the other between Transasia Airways Corporation and Avianca, each agreement for one A321-200 aircraft that were delivered on March 2018. In addition, two used Airbus A330 were incorporated in February 2018.

We have entered into agreements to acquire up to 124 Airbus A320 family aircraft with a New Engine Option (NEO) for delivery between 2019 and 2025. In March 2019, we signed an amendment to the purchase agreement of the A320 Neo family with Airbus which reduces our order of 124 A320 Neo aircraft by 17 aircraft. It also changes the delivery date of 35 A320 Neo aircraft which will now be delivered between 2019 to 2028. In addition, the amendment provides for certain changes to the type of aircraft which will be delivered (both upgrades and downgrades in passenger carrying capacity). We also have purchase rights options to purchase up to 9 Boeing 787 Dreamliners. In April 30, 2015, we signed a purchase contract for a total of 100 A320 New Engine Option (NEO) family aircraft to be delivered between 2019 and 2025. In line with our initiatives directed towards enhancing profitability, achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity), but did not alter the total deliveries scheduled between 2019 and 2025. In December 2017, the Company signed two Assignment, Assumption and Release Agreements, one assigning five A-320 family aircraft to Muisca Aviation Limited and the other assigning four A-320 family aircraft to Tejo Aviation Limited. In February 2019, we executed a credit agreement that assigned three 787-9 aircraft to Valderrama Aviation Limited. In March 2019, Avianca signed an amendment to the purchase agreement of the A320 Neo family which reduces the order by 17 aircraft, it also changes the delivery dates of the aircraft now to be delivered between 2019 and 2028 and it makes certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement will reduce capital expenditures related to our fleet by more than $350 million over the next three years and reduces financial commitments for the period from 2020 to 2022 by more than $2.6 billion. The updated delivery schedule decreases the speed at which new aircraft are incorporated into our operating fleet, enabling the Company to strengthen its cash position and reduce leverage.

The following table sets forth our firm contractual deliveries currently scheduled from the date of this annual report through 2028:

Aircraft Type	2018(1)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Boeing 787-9	—	1	—	2	—	—	—	—	—	—	—	3
Airbus A320 neo	—	3	3	—	—	15	15	14	15	14	6	85
Airbus A321 neo	—	—	3	4	4	5	5	5	—	—	—	26
Total(2)	0	4	6	6	4	20	20	19	15	14	6	114

(1)

This does not include (a) two Airbus A330 aircraft and two A321-200 aircraft delivered in the first quarter of 2018, (b) five A320-Neo delivered up to December 2018, one Boeing 787-8 delivered up to December 2018 and three Boeing 787-9 for delivery between 2020 and 2021.

(2)

We also have purchase rights options to purchase up to nine Boeing 787 Dreamliners. In April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft with deliveries between 2019 and 2024, which are included in the contractual delivery schedule set above. In line with our initiatives directed toward achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity),but did not alter the total deliveries scheduled between 2017 and 2025. In December 2017, the Company signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. In February 2019, we signed a credit agreement that assigns three 787-9 aircraft to Valderrama Aviation Limited.

We expect the incorporation of new aircraft to offer substantial cost savings, as the Airbus A319 Neo, A320 Neo, A321 Neo, and Boeing 787-9 in particular are more fuel-efficient and require lower maintenance costs. The Boeing B787 belongs to a new generation of aircraft made of lighter composite materials, offering new technology and powered with more efficient Rolls Royce Trent 1000-N engines, which will allow us to reach long-haul destinations with enhanced capacity and efficiency.

Maintenance

General

Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers and the optimization of our fleet utilization.

Our maintenance facilities are located in Bogotá, Rionegro and Guatemala City and have the capability to perform line maintenance, heavy maintenance (except in Guatemala City), components maintenance, Non Destructive Test (NDT) and specialized services. These specialized services performed at our maintenance facilities consist of, among others, scheduled and unscheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs as well as heavy airframe checks, including “C and structural checks.”

We provide line maintenance services at most of our local stations. In addition, we provide heavy and components maintenance service at our Rionegro station for other carriers through our Avianca Services business unit. Heavy maintenance consists of more complex inspections and “C-checks”, as well as servicing of the aircraft that cannot be accomplished during an overnight visit. Maintenance checks are performed as prescribed by the aircraft’s manufacturer. These checks are based on the number of hours flown or the number of take-offs or calendar days.

All major engine repairs and overhauls are conducted by certified outside maintenance providers including, but not limited to, GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2018, we employed approximately 3,442 maintenance professionals, including administrative staff engineers, supervisors, technicians and inspectors, who perform maintenance in accordance with maintenance programs that are established by the manufacturers of our aircraft and approved and certified by international aviation authorities. Every certified mechanic is trained in maintenance procedures and goes through our own rigorous in-house training program. Every mechanic is licensed by the local authorities of the relevant country and many of our mechanics are also licensed by the FAA.

Maintenance Hangars

Currently, we have seven maintenance hangars dedicated to maintenance. We have two hangars in Bogotá, one that can accommodate wide body planes such as a Boeing 767, and one that can accommodate narrow body planes. Currently, these hangars are certified for maintenance on the Airbus A320 family, Boeing 767s, and the repair station holds FAA Part-145 and EASA certifications. We have three hangars at the Rionegro Airport serving Medellín. Tampa Cargo’s hangar is certified for the Airbus A320 family, A330s and Boeing 767s, B787-8 and the Avianca’s hangar is certified for the ATR 72, Airbus A320 family, A330s and Boeing 767s. We also have one hangar in Guatemala City certified for our ATR fleet and Airbus A320/319/318 and one in El Salvador used for line maintenance.

Certifications and Regulatory Supervision

Maintenance and engineering activities are supervised by local authorities in each country, including the UAEAC (Unidad Especial de la Aeronáutica Civil) in Colombia, the AAC (Autoridad de la Aviación Civil) in El Salvador and the DGAC (Dirección General de Aviación Civil) in Peru, Ecuador, Costa Rica and Guatemala. Our maintenance activities are also subject to recurring external audits from international entities such as the FAA, the EASA, the International Air Transport Association Operational Safety Audit, or the IOSA (from the IATA), in order to comply with applicable regulations. The audits are conducted in connection with each country’s certification procedures and enable us to continue to perform maintenance for aircraft registered in the certifying jurisdictions.

Our satelital repair station located in Bogotá holds FAA, EASA Part-145 certification as well as UAEAC certification (Unidad Aeronautica Especial de Aviación Civil of Colombia). It is also certified by other authorities such as the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the DGAC (Dirección General de Aviación Civil) of Ecuador and the AAC (Autoridad de la Aviación Civil) of El Salvador. These certifications allow us to perform maintenance on aircraft in several countries in accordance with the applicable regulations.

Our principal repair station located in Rionegro holds FAA, EASA Part-145 certification as well as UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia). It is also certified by other authorities such as the DGAC (Dirección General de Aviación Civil) of Ecuador, Guatemala, Honduras, Chile, Costa Rica and the AAC (Autoridad de la Aviación Civil) of El Salvador which also allows us to perform maintenance on aircraft in several countries in accordance with the applicable regulations.

Tampa Cargo’s repair station located in Rionegro holds FAA and UAEAC (Unidad Aeronautica Especial de Aviacion Civil of Colombia) and is also certified by other authorities such as the ANAC (Agencia Nacional de Aviacion Civil of Brasil), the DGAC (Dirección General de Aviación Civil) of Ecuador. At the end of 2017, Tampa Cargo’s facilities were refurbished. The Tampa Cargo repair station was audited and received approvals from the authorities to start B787 structural checks in May, 2018.

Our Aviateca Repair station located in Guatemala city holds FAA, and DGAC (Direccion General de Aviacion Civil) of Guatemala and is also certified by other competent authorities of other countries such as the UAEAC (Unidad Aeronautica Especial de Aviacion Civil) of Colombia, the AAC (Autoridad de la Aviación Civil) and DGAC (Dirección General de Aviación Civil) of Honduras and Costa Rica,, These certifications allows us to perform maintenance on aircraft in several countries in accordance with the applicable regulations.

Each year we are subject to audits by the aviation authorities in each of the countries in which we operate and generally receive more than 250 audits each year (including self-audits), assuring our maintenance process complies with the best practices and standards of the aviation industry.

Operational Training Center

In August 2016, we commenced operations at a new operational training center located close to Bogotá’s El Dorado International Airport. This facility serves as an educational training center for the pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center is approximately 23,700 square meters, including 60 classrooms and with the capability to locate six flight simulators on the ground floor.

Currently, our Center of Operational Center provides training for all of our employees. In additional, we provide training to third-party customers through our Avianca Academy. We have integrated all aspects of the training within one new building and all training processes are designed to advance the knowledge and capabilities of the diverse group of participants. The facilities have a full-flight A320 simulator and five bays available for growth. The student population is approximately 600 people per day.

In August 2017, Avianca sold the building to “Terranum Invesment Company” through a real estate investment trust contract. This kind of contract offers to Avianca the opportunity to lease the facility for a period of 20 years, paying approximately $323 thousand per month. At the end of its term, Avianca has the option to repurchase the property.

Fuel

Aircraft fuel prices are composed of a variable and a fixed component. The variable component is set by the refinery and reflects international price fluctuations for oil and exchange rates. This variable component is re-set monthly in the Colombian market. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.

Fuel costs represented 26.0%, 22.3% and 20.2% of our operating expenses in 2018, 2017 and 2016, respectively.

The following tables set forth certain information about our fuel consumption for the periods set forth below:

	Year ended December 31,
	2018	2017	2016
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.34	1.91	1.63
Gallons consumed (in thousands)	518,248	483,512	481,803

Data in table does not include regional operations in Central America.

	Year ended December 31,
	2018	2017	2016
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.34	1.91	1.63
Gallons consumed (in thousands)	447,946	452,987	447,946
Available seat kilometers (in millions)	52,623	48,401	47,145
Gallons per ASK (in thousandths)	9.2	9.4	9.5

Except for ASK, data in table does not include regional operations in Central America and cargo operations.

We currently have Chevron and Terpel as fuel distributors in Bogotá (20% and 80% respectively), pursuant to which Terpel supplied us with 85.0%, 98.0% and 97.9% of our fuel needs in Colombia for each of 2018, 2017 and 2016, respectively. During 2018, 2017 and 2016, respectively, it supplied 37.0%, 42.6% and 43.9% of our total fuel consumption. Terpel is our biggest fuel supplier in Colombia, however, there are three more suppliers in some Colombian regional airports, which distribute around 15% of the remaining volume in the country. We have a fuel supply agreement with PUMA for our fuel needs in San Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 96% of our fuel needs in Peru in 2018. In 2018, Terpel supplied approximately 43% and Repsol Marketing S.A.C. supplied approximately 10% of our total fuel consumption. The current contracts are valid up to July 31, 2019.

Fuel costs are volatile, as they are subject to many global economic and geopolitical factors that we cannot control or predict. For example, oil prices experienced substantial variances beginning in 2009 and through December 2016. Airlines often use WTI crude or heating oil future contracts to protect their exposure to jet fuel prices. In order to protect us against volatile oil prices, we have entered into derivative future contracts in the past and may do so in the future. We also use jet fuel options. We also have the possibility of negotiating customized hedging products with fuel distributors, with the purpose of locking in the cost of the jet fuel we will consume in the future and protect ourselves against any exchange rate risk. As of December 31, 2018, we had hedges in place for approximately 18% of our projected consumption for 2019 through derivative instruments such as futures, forwards and option contracts. We also seek to tanker extra fuel at lower cost airports to reduce our fuel costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.” In addition, oil prices remain an important determinant of global economic performance, which affects demand for air transportation services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.”

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand embraces a forward-looking vision and strives to be the preferred Latin American airline of our customers. In furtherance of this objective, we seek to continuously improve the quality of our marketing based on knowledge of travelers’ preferences, adherence to our processes, and through nurturing our relationships with our communication partners. Our brand vision is based on key values such as effort, innovation, globality and the importance of quality service and customer experience. With such values at the forefront, we hope to further consolidate our commitment with travelers to and from Latin America.

Beginning in May 2013, Avianca became our sole, unified brand for all of our commercial airline operations. We continue to focus on improving the quality of our communications by building on our high standard of service across our operations, which we believe differentiates us from other airlines. We seek to enhance customer experience by delivering high quality professional service, connecting to our customers emotionally. Moreover, we have worked on improving our communication effectiveness and integration with sales activities, thereby enabling us to drive demand and strengthen brand loyalty while maintaining a strong emotional bond built upon Colombian heritage in our core market and expand it globally to other countries in which we are present.

We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies. Our advertising and promotional activities include the use of television, print, radio, billboards and digital media (including social media) as well as targeted public relations events in the cities to which we fly. As corporate travelers constitute an important segment of our clientele, we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering rewards to these companies, which may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees, and other services. As travelers’ habits evolve and the technologies they use change, we continuously adjust our marketing and advertising techniques and tools. We invest in innovative digital marketing tools to efficiently reach current and prospective customers and maximize our sales and returns, reaching the right segments in a cost-efficient way.

Some of the promotional activities include: (i) “air only fares” (low fare promotions) for domestic and international travel, pursuant to which special rates are available during certain time frames, (ii) travel packages which consist of airfare, hotel, car rental and activities bundles (iii) “Ancillaries Promotions” to increase the average spent by each passenger on additional services such as upgrades to business cabin, additional luggage and preferential seats, and (iv) network and destination promotional activities, based on our or third party budgets to increase the demand to specific destinations (with low fares, activities of interest, hotels and tour operator alliances).

During 2018, we continued to focus the strategic plan to enhance customer experience through different initiatives: we defined a unique customer journey structure, which identified three macro-moments experienced by customers during their journey with Avianca (imagine, experience and enjoy, and remember) and identified the profiles of our most important customers, to get to know their main interests and expectations in order to deliver a differentiated value proposal in all points of contact, adapting our processes to provide the best service, always aiming for their satisfaction and loyalty.

Our Customer Plan aims to define desired customer service benchmarks at each stage of our customers’ travel plans: engagement, purchase, pre-flight, flight and post-flight. Through such initiative, we strive to become the preferred airline for traveling to and from Latin America. In particular, through the Customer Plan, we aim to streamline and improve our customer service in order to provide a preferential and differentiated service to our customers where passenger comfort is at the level of the best airlines in the region and the world. Furthermore, we want to offer an exceptional on-board experience through innovative cockpit configurations and high-tech functional systems, as well as service delivery that exceeds customer expectations and allows them to customize their experience to their needs. To meet these value propositions, we conducted diagnostics throughout the company through sessions and interviews with the members of the executive committee and key stakeholders in the company, analysis of corporate indicators, and industry benchmarks. Then, we defined the travel experience that we want our customers to have at each point of contact with us. Finally, we identified strategies where we will focus our efforts, starting with high impact and easy execution initiatives, such as improving our web user experience and implementing new payment architecture on our website.

The Digital Foundations strategy seeks to transform Avianca Holdings into a leading organization in the digital field. During 2018, we further defined the digital parameters that we believe will allow us to become an industry-leading digital airline. In particular, we seek to improve customer experience, cut costs, optimize decision-making, increase earnings and transform daily operation processes and activities, through digital innovations. Our goal is to increase revenue through increased ticket sales through digital channels and, in so doing, enhance loyalty and customer engagement. We expect that better digital marketing management and e-commerce practices will increase ancillary sales in all regions through digital platforms. At the same time, we hope that our digitization efforts will reduce sales costs by migrating sales from commissioned channels to non-commissioned digital platforms, and by partially replacing call center support calls with less costly support through digital channels.

Finally, in order to be able to have a more strategic approach to our customers’ needs and expectations, we launched the implementation of the CRM project, a data management system that provides us with all the information on our customers at a single click and in just one place. Through this new tool, we will get to know our customers better, to be able to anticipate their needs and generate unique, personalized experiences at the different points of contact. This technological implementation will be a key to increasing our travelers’ satisfaction and loyalty, by offering a more specialized service and assistance model, which will undoubtedly be reflected in greater operational efficiency and profitability.

In 2017, as a consequence of such initiatives to enhance customer experience, we were recognized by Skytrax, TripAdvisor and OCU for different aspects of our outstanding service and high customer perception. For example, we received the prestigious Skytrax World Airline Award as “2017 Best Airline in South America” and “Best Regional Airline in South America” as well as the Organization of Consumers and Users awards for “Second Best Airline in the World.” Some of the characteristics evaluated were the airline’s website, self-check-in services, wait times at the airport, boarding procedures, friendliness and efficiency of ground personnel, baggage handling, comfort of seats on board, cleanliness of the cabin, food and beverage service, in-flight entertainment and customer service, among other aspects. Avianca was also recognized as “Best Latin American Airline” by “TripAdvisor Travelers Choice Awards for Airlines” in 2017. As these awards are given based on the rating airline customers give for their overall experience when travelling with the airline, we believe such recognition underlines the quality of our on-board experience, of our aircraft amenities and comfort, of our on-board entertainment as well as the well-perceived relationship between the price of our services and their quality.

In 2018, for the second consecutive year, we received the Skytrax World Airline Award as “2018 Best Airline in South America” and also obtained “Best Economy Class in South America” in these recognitions. Apex also evaluated us with five stars and named us the “Best Airline in South America.” TripAdvisor and Kayak included us as one of the best airlines in Latin America in its respective awards from its customers surveys relating to the categories: Best Boarding, Best Comfort, Best Crew, Best Entertainment and Best Food.

Competition

General

We face intense competition on domestic and international routes from competing airlines, charter airlines and potential new entrants in our market and also with regards to our loyalty program LifeMiles. Airlines compete mainly in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—The airline industry is highly competitive.”

Each year we may face increased competition from existing and new participants in the markets in which we operate, including full-service and low-cost carriers. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness.

Low-cost carrier business models have been gaining increasing momentum in the Latin American aviation market in recent years, particularly as challenging macroeconomic conditions in Latin American persist with the effect of limiting consumer purchasing power. The recent successes of VivaAir Group and Wingo in Colombia, Gol and Azul, in Brazil and Interjet, Viva Aerobus, Volaris in Mexico, JetSMART in Chile and Flybondi in Argentina are evidence of such trend.

Low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for such service. However, as low-cost carriers continue to penetrate our home markets, this could result in significant and lasting downward pressure on the fares we charge which could have a material adverse effect on our financial condition and results of operations and even compel us to reconsider our business model to adapt it to evolving passenger preferences. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low cost carriers offering discounted fares.”

Commercial Airlines

Domestic Competition Colombia

In the domestic Colombian market, we compete primarily with LATAM Airlines Group, VivaAir, EasyFly, Satena, Copa Airlines and Wingo. We currently are the largest domestic carrier with a share of 54.2% of the domestic passenger market in 2018 according to data about regular flights provided by the Colombian Civil Aviation Authority.

According to the Colombian Civil Aviation Authority, in 2018, the market share of our largest competitor (LATAM Airlines Group) was approximately 19.7%. During the same period, VivaAir had approximately 13.8% of Colombian domestic market share; Copa had approximately 1.7% of Colombian domestic market share; Easyfly had approximately 5.0% of Colombian domestic market share; and Satena (a government-owned regional carrier) has approximately 4.8% of Colombian domestic market share.

Domestic Competition Peru

In the domestic Peruvian market, we compete primarily with LATAM Airlines Group, Peruvian, Star Peru and Viva Air Peru. We have flown a daily route between Lima and Cuzco for more than 11 years. As of December 2018 we fly four routes to five domestic destinations. In 2018, according to the data provided by the Peruvian Civil Aviation Authority, we were the third domestic carrier in Peru with 9.8% of the domestic passenger market.

Our largest competitor, LATAM Airlines Group, started operations in Peru’s domestic market in 1999. During 2018, according to the data provided by the Peruvian Civil Aviation Authority, LATAM Airlines Group’s share of Peru’s domestic market was 58.3%. LATAM Airlines Group operates 20 routes in the Peruvian domestic market.

In 2018, according to the data provided by the Peruvian Civil Aviation Authority, Peruvian’s share of Peru’s domestic market was approximately 13.9% (offering regular passenger service on 12 routes), LC Peru’s share of Peru’s domestic market was approximately 7.9% (offering regular passenger service on 13 routes until November 2018) and VivaAir’s share of Peru’s domestic market was approximately 6.3% (offering regular passenger service on 8 routes).

Domestic Competition Ecuador

In the domestic Ecuadorian market, we compete primarily with LATAM Airlines Group and Tame Airlines. As of December 31, 2018, we operate six routes to six destinations with 24.0% of market share.

Tame Airlines is a state airline, which brings differences and other complexities to the market. As of December 31, 2018, Tame operated 12 routes to 11 destinations.

International

Internationally, we compete with a number of other airlines that currently serve the same routes that we operate, including Aeroméxico, Aerolíneas Argentinas, Air Canada, Air Europa, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, Jet Blue Airways, KLM, LATAM Airlines Group, Sky Airlines, Spirit Airlines, United Airlines, Viva Air, Volaris and Wingo. In addition, we expect to encounter increasing competition in the future from low-cost carriers.

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

As a result of this continuing trend toward liberalized air transport agreements, a number of countries to which we fly, including the United States and Spain, have been negotiating with the Colombian, Salvadoran and Costa Rican governments to liberalize their bilateral agreements and to authorize more flights to and from these countries. It is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increasing numbers of market participants on the routes we serve. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

LATAM Airlines Group flies to about 141 destinations, primarily in Latin America. LATAM Airlines Group S.A. includes LATAM Airlines Group and its affiliates in Peru, Argentina, Colombia and Ecuador, LATAM Cargo and its affiliates, as well as TAM S.A. and its subsidiaries, LATAM Airlines Brasil, LATAM Airlines Paraguay and Multiplus S.A. We compete with LATAM Airlines on routes from Colombia to Santiago, Miami, São Paulo, Cancún, Aruba and Lima; and from Peru to Buenos Aires, São Paulo, Guayaquil, Havana, Cancún, San José, Rio de Janeiro, Montevideo, Punta Cana, Asunción, La Paz, Mexico, Miami, Quito, Santiago, Mendoza, Viru Viru, Orlando, Cali and Medellin. LATAM Airlines Group is currently our major competitor and its expansion plans will lead to more shared routes. LATAM Airlines is also a strong cargo carrier in Latin America.

Through its Panama hub, Copa Airlines competes with us for international traffic from Barranquilla, Bogotá, Cartagena, Medellín, Cali, Pereira and San Andrés to important international destinations such as Buenos Aires, Lima, New York, São Paulo and Miami. Copa Airlines is also our largest competitor in the Central American market where we have our San Salvador hub and at the same time competes with us in our hub at El Dorado International Airport. Copa Airlines is also a member of Star Alliance.

American Airlines is also an important competitor. It has strong brand recognition throughout the Americas and is able to attract brand loyalty through its “AAdvantage” frequent flyer program, and competes through its hub in Miami. American Airlines was a founding member of the OneWorld Alliance. As of December 31, 2018, American Airlines provided three daily flights from Miami to Bogotá, one daily flight from Miami to Cali, two daily flights from Miami to Medellín, two daily flights from Dallas to Bogotá, two daily flights from Miami to Lima, one daily flight from Dallas to Lima, one daily flight from Miami to Barranquilla, one daily flight from Miami to Cali, two daily flights from Miami to Quito, three daily flights from Miami to Managua, more than one daily flight from Miami to Tegucigalpa, three daily flights from Miami to Guatemala, one daily flight from Dallas to Guatemala, more than one daily flight from Miami to San Salvador, three daily flights from Miami to San Jose, and one daily flight from Dallas to San Jose.

United Airlines has more than one daily flight from New York to Bogotá, two daily flights from Houston to Bogotá, one daily flight from Houston to Lima, five weekly flights from New York to Lima, one daily flight from Houston to Quito, three weekly flights from Houston to Managua, one daily flight from Houston to Tegucigalpa, more than one daily flight from New York to Guatemala, 22 weekly flights from Houston to Guatemala, two weekly flights from New York to San Salvador, three daily flights from Houston to San Salvador, 14 weekly flights from New York to San Jose, and 27 weekly flights from Houston to San Jose.

Iberia has one daily flight from Madrid to Bogotá, one daily flight from Madrid to Lima, six weekly flights from Madrid to Quito, three weekly flights from Madrid to Guatemala and one daily flight from Madrid to San Jose We have a code-sharing agreement with Iberia.

Delta Air Lines has one daily flight from Atlanta to Bogotá, four weekly flights from Atlanta to Cartagena, one daily flight from Atlanta to Lima, one weekly flight from Atlanta to Managua, one daily flight from Atlanta to Tegucigalpa, more than one daily flight from Atlanta to Guatemala, ten weekly flights from Los Angeles to Guatemala, one daily flight from Atlanta to San Salvador, 16 weekly flights from Atlanta to San Jose, one daily flight from Los Angeles to San Salvador and one daily flight from Los Angeles to San Jose.

Lufthansa has one daily flight from Frankfurt to Bogotá and has a code-sharing agreement with us in order to serve the Colombian and German markets.

We also compete with Spirit Airlines and JetBlue Airways in the market from the U.S. to Central and South America. Spirit Airlines serves routes from the U.S. to Colombia, Ecuador, Guatemala, Peru, Nicaragua, El Salvador, Honduras and Costa Rica. JetBlue operates routes from the U.S. to Colombia, Ecuador, Peru and Costa Rica.

Cargo

Our main cargo network hubs are located at El Dorado Airport in Bogotá and at Miami’s international airport. With respect to our international cargo operations, our largest competitor is LATAM Airlines Group. We also compete for the international market with Atlas Air, Sky Lease, UPS and Cargolux, among others. Other competitors in Miami are Atlas Airlines, UPS, Amerijet and American Airlines, among others.

Competition and excess capacity in some markets during the last few years has put pressure on yields. In this context, our modern A330F fleet is fundamental to keep our operating costs low and to allow us to remain competitive as well as our commercial agreements that let us offer more options to clients and compete with the capacity excess.

With respect to our domestic cargo operations, our main competitor is LATAM Cargo, which has large cargo operations at the El Dorado International Airport. This airline has similar coverage to us; however, Avianca continues to lead the market with 47% market share, according to Aeronáutica Civil data from December 2018.

The Colombian courier market is very competitive and dispersed, largely due to the presence of informal and urban messenger players such as Rappi, Mensajeros Urbanos and Cabify Express among others. Our major competitors are Servientrega, Coordinadora, TCC, Envia and 4/72. DEPRISA also competes with FedEx, UPS and DHL in the international courier market.

LifeMiles

LifeMiles’ direct competitors in Latin America are other loyalty programs in the travel, retail banking and retail sectors. Each of the airlines with a significant presence in our core markets have frequent flyer programs that compete with LifeMiles, maintaining co-branded credit card portfolios with a variety of banks throughout Latin America. These include Latin American-based Copa Airlines and LATAM along with major U.S. carriers such as American Airlines, Delta Air Lines and United Airlines. These airlines maintain co-branded credit card portfolios with a variety of banks throughout Latin America that compete with LifeMiles co-branded credit cards.

In addition to airlines, a few major Latin American banks and retailers have established separate entities to own and manage loyalty programs, including Banco do Brasil, Bancolombia, Bradesco, Wong and Exito. These types of loyalty programs are relatively fragmented in our core markets and the majority are single proprietary, in-house programs.

Bank loyalty programs have been growing on the back of strong partnerships with ex-airline commercial partners, leveraging well-established relationships to boost proprietary rewards credit card products.

The formal retail sector in our core markets is relatively concentrated and most major players have well-established customer loyalty programs that are embedded within their retail operations. In Colombia, Exito, the country’s largest retailer, recently established the Puntos Colombia loyalty program in partnership with Bancolombia. Similar to proprietary rewards credit card programs, we expect LifeMiles to compete with Puntos Colombia and simultaneously partner with its sponsor companies. We have similar arrangements with Bonus in Peru and other proprietary retail loyalty programs and service providers in the region. W ecompete with oher key retailers including Olímpica, La 14, D1 and Jerónimo Martins in Colombia, Falabella, InRetail and Cencosud in Peru, and Walmart in Central America.

Additionally, there are a variety of advertising agencies and marketing services companies that provide white-label loyalty program operations to companies in the region. These white-label loyalty marketing companies typically charge markups on redemptions, customer service fees, systems delivery costs, and other ancillary services. They normally do not own the loyalty point liability and do not generate revenue for points that expire. White-label loyalty program operators work in a part of the market with lower barriers to entry and are generally small and still run by the founder.

In the dynamic and evolving technology and marketing sector, competition from disruptive innovators in and outside Latin America is likely to intensify as marketing technology tools and techniques change over time.

Safety

We are committed to the safety and security of our customers and crewmembers. In accordance with Colombian government regulations, our pilots attend extensive training at least twice a year as well as prior to their transition to flying new aircraft types. In 2018, we have improved our flight data analysis program, in which data from every Avianca flight is analyzed for safety and technical issues, now using the power of the Cloud to work more proactively, quickly and to obtain new benefits from data. In addition, we have developed several dashboards to have a Safety Intelligence system to monitor every Safety Performance Indicator and trigger investigations based on trends.

We have successfully implemented a single corporate Safety Management System (“SMS”), a safety risk management system that IATA has established and that the aeronautical authorities of the different countries where we operate starting requiring. Such implementation assures that each of our airlines has its own SMS implemented under the same corporate guidelines and in accordance with the same requirements as each of the nine regulatory authorities that regulate SMS in Central and South America. Due to the implementation of SMS, we have been able to develop a systematic process for managing safety risks through data-driven decision-making of resource allocation.

During the past years, we have developed several safety studies for each operational area, including flight operations, maintenance and ground handling areas, in order to identify hazards, their causes and define what the mitigation plans are to reduce the risk in a proactive way, working together with those areas.

•

Flight Data Analysis—FDA: We are performing flight data analysis on all flight operations of our different AOCs, focusing on the monitoring of unstable approaches, as this is one of the main areas of concern within the industry. During the last year, we have performed above our goal of stabilized approaches (99.4%).

•

Line Operations Safety Audit—LOSA: During 2014, we received the LOSA Collaborative Group final report, identifying areas of improvement within the Company. We have been working on the implementation of corrective and improvement actions to close the identified gaps based on the indication within the report and other data.

•

Ground Safety Risk Management Programme—GSRM: The Ground Safety Risk Management program, or GSRM, which is partially implemented, will address and reduce risk behaviors by providing a behavior-based management approach that will allow our management to: measure performance on a daily basis, drive change in employee/ sub-contractor behaviors and ultimately achieve the desired change in safety and risk culture. GSRM implementation will provide the foundation at the operational level to build and enhance a positive working safety culture while reducing the cost of risk to the business.

•

Evidence Based Training: During the second half of 2017, Avianca began to transition from the Advanced Qualification Program –AQP to the Evidence Based Training model EBT, which is still being implemented. This model relies on flight operations and training data to strengthen certain flight crew core competencies including adherence to procedures, communications, problem solving and decision-making, and situational awareness.

•

Runway Overrun Prevention System—ROPS: IATA statistics show that one of the accident categories that is affecting the industry is the runway/taxiways excursions. Based on that premise, we are implementing a Runway Overrun Prevention System, or ROPS, in our aircraft, which will be fully implemented by the end of 2019. ROPS allows the A/C to calculate in real time the landing and braking distance on the runway, taking into account its actual conditions (wet/dry runway, contaminated runway, stab app, touchdown point), thereby minimizing the risk of runway excursions.

The effectiveness and relevance of our safety management system has been evaluated and validated by different civil aviation authorities in Central and South America and by different industry organizations such as IATA and Bureau Veritas, assuring that our guidelines and procedures are in compliance with the requirements established by ICAO and within the best industry practices.

Our airlines that are part of IATA have been implementing the IOSA and ISAGO standards since 2003 and have continuously achieved recertification.

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

Our security direction reports to the Safety, Security, Risks and Compliance General Director and works within the framework of the Security Management System designed by IATA. The Direction of Aviation and Corporate Security works closely with all areas of Avianca Holdings to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering conspiracies.

In March 2005, pursuant to an order from the U.S. Attorney for the Southern District of New York following several seizures from our aircraft of baggage and cargo containing narcotics, we hired the International Aviation Services Group, or IASG, to provide us with security consulting services. We also (i) adopted a code of conduct that is signed by all employees of the airline; (ii) adopted a hiring process that includes background checks, home visits, psychological evaluations, integrity tests and polygraph tests. The application of integrity tests in all of hiring and promotion processes is mandatory.; (iii) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (iv) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (v) increased the level of supervision and training for security coordinators, increased the training for interviewers, and increased the presence of security personnel in areas such as catering and baggage; (vi) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (vii) improved the training of x-ray operators; and (viii) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions, sanctions, and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

We work with Central American, South American, European and U.S. authorities on the implementation of interdiction measures, which, in 2018, resulted in the seizure of 965,7 kilograms of illegal substances in last point of departures. The adequate implementation of aviation security standard operating procedures is periodically verified by internal and external audit programs. In the event, however, that we violate any U.S. or foreign narcotic restrictions in the future, we may be subject to new sanctions, severe fines, seizure of our planes, or cancellation of our flights. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.” To minimize the possibilities of such seizures, we continue to rigorously apply the procedures adopted under the monitorship and work closely with authorities in the investigation of internal conspiracies. Although we cannot guarantee that the airline’s drug interdiction procedures are fail-safe, in the last eight years, no subsequent drug seizures in destination have occurred.

Airport Facilities

Our operations are focused out of our three main hubs at Bogotá’s El Dorado International Airport, Lima’s Jorge Chavez International Airport and El Salvador’s International Airport Monseñor Oscar Arnulfo Romero y Galdámez. During 2018, we operated from 105 airports in the Americas and Europe, including 26 airports in Colombia and 8 in Peru. We lease more than 160,000 square meters (approximately 1.72 million square feet) of check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport

On April 29, 2018 we fully migrated our domestic operations to the El Dorado International Airport in May 2018, we also operated domestic flights out of Puente Aéreo. During 2018, approximately 88% of our Colombian domestic flights and approximately 33% of our total international flights either departed from or arrived at El Dorado International Airport.

El Dorado airport is undergoing a multi-phase expansion plan, and we believe recent improvements at this airport bring an enhanced customer experience. During 2018, key developments in aircraft parking positions, gates, VIP Lounges, commercial spaces, among other infraestrcuture improvements took place. In the following years, the airport is aiming for additional infrastructure and technology enhancements that are intended to have a positive impact on schedule punctuality as well as passenger and baggage connecting times. Incremental aircraft stands are still under government and airport stakeholders’ revision.

El Dorado International Airport has two runways which have a declared capacity of 40 departures and 34 arrivals per hour (weather permitting) and during the night operation there is a capacity reduction due to noise abatement procedures. The airport is located at a high altitude due to Bogotá’s elevation of approximately 2,600 meters above sea level. High elevation and temperature conditions bring some payload restrictions to some of our flights due to a lower takeoff weight as a result of the lower aircraft performance.

We execute our international Colombian-based operations in Bogotá from the international terminal (Terminal 1) at El Dorado International Airport. At this terminal, we have almost 13,000 square meters for check-in counters, ticket sales facilities, VIP lounges, back office spaces, among other areas, which we lease from OPAIN. During 2018, we opened to the public a new domestic VIP Lounge with more than 3,000 square meters and moder customer experience enhancements for our customers.

As part of the general improvements to the El Dorado airport, during 2017, Avianca and the Civil Aviation Authority worked together with the goal of optimizing the terminal maneuvering area (TMA) in Bogotá with the aim to increase the capacity and efficiency at the airport. This project allowed for the improvement of the operational efficiency of the BOG airspace with better safety conditions and reduced fuel costs and flight times. In addition to this, the project helped improve access to in adverse weather conditions and reduce the environmental impact.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

Our hub at El Salvador International Airport is located approximately 31 kilometers from the country’s capital San Salvador. Avianca moved nearly 2.2 million passengers in El Salvador during 2018, 46% of which connected through this hub to one of our 29 destinations offered from this airport.

This airport consists of a single one passenger terminal with more than 14 gates, one cargo terminal and separate maintenance facilities. The El Savadorian government is evaluating a plan that would significantly increase the number of gates and add a second runway. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also involved in the governmental project to transform the areas next to the airport into an aeronautical cluster.

We lease over 51,815 square meters for our 27 check-in counters, offices, warehouses, maintenance areas, and a flight simulator. We operate nearly 45 daily departures from of 14 gates and 17 remote positions (nine at the passenger terminal, four at the cargo terminal and four next to the maintenance facilities).

The International Airport in El Salvador is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma, or CEPA. We have entered into an operations contract with CEPA which governs access fees, landing rights and allocation of terminal gates. We are in good standing with respect to this agreement and intend to continue to comply with such agreement to ensure that we have access to the airport resources we need at reasonable prices.

Peru: Jorge Chávez International Airport

Jorge Chávez is Peru’s main international and domestic airport, with a declared capacity of 39 operations per hour. In 2018, Avianca operated nearly 40 daily departures from this airport and connected more than 2,000 passengers on a daily basis through this hub.

After its privatization in 2001, Jorge Chávez underwent a substantial renovation project, the first phase of which was completed in 2005 and the second one in 2009. As a result of the accelerated growth plan the airport had after its privatization, it was ranked by Skytrax as the “Best Airport in South America” for seven years in a row, between the years 2008 to 2014. Currently this airport has 53 aircraft parking stands between contact and remote positions.

The airport is currently managed and operated by Lima Airport Partners, LAP. We have entered into an operations contract with Lima Airport Partners which governs access fees, landing rights and allocation of terminal gates. The current fees that we pay to LAP for use of the airport are higher than for most other airports in the region.

Insurance

We maintain insurance policies covering damage to our property, third-party liabilities, commercial crime and war. Our insurance policies are provided by reputable insurance companies. We have obtained all insurance coverage required by the terms of our leasing and financing agreements. We believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses. In 2018, we paid a total of $20.8 million in insurance premiums and had a total insured value of $20.3 billion.

We have also contracted liability insurance with respect to our directors and officers.

Regulation

Colombia

Overview

Avianca is a sociedad anónima duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws had been obtained and are in full force.

Tampa Cargo is duly organized and validly existing under the laws of Colombia as a sociedad por acciones simplificada. It is duly qualified to hold property and transact business as a sociedad por acciones simplificada and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

Regional Express Americas is a sociedad por acciones simplificada duly organized and validly existing under the laws of Colombia. It is duly qualified to hold property and transact business as a sociedad por acciones simplificada, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

The aeronautical policy of the Civil Aeronautical Regulatory Body of Colombia (Aeronáutica Civil de Colombia) which applies to passengers flying in the open skies in both the domestic market and the international market intending to enforce the 3rd and 4th traffic rights in the domestic and international markets, implement the 5th freedoms rights in the Latin-American markets and in addition make the 5th freedoms rights flexible and reciprocal with other countries which also enforce this right. In terms of cargo, the policy is for cargo flying in the open skies and enforces the 3rd, 4th, and 5th traffic rights within the Americas. In this regard, there are no governmental policies that materially restrict our airline services in Colombia.

Colombia is not a declared “open skies country” internationally except in some of the countries of the American continent and with regards to air operations on some international airports such as San Andrés and Cartagena. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries, among others.

Notwithstanding such agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the different aviation authorities of countries in which we are operating or willing to operate, and the ongoing operational costs the local or regional authorities apply.

Authorizations and Licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority. For domestic and international aviation, airlines must present feasibility studies to obtain specific traffic rights. In Colombia, Avianca is a provider of air transport services on trunk routes, Regional Express Americas S.A.S is a provider of air transport services on secondary routes and Tampa Cargo is a provider of commercial cargo air transport service. Under Colombian law, Avianca Costa Rica, Avianca Ecuador, Avianca Perú and Taca International Airlines, are considered foreign airlines and thus have to meet the requirements established their respective countries and the bilateral agreements between Colombia and these countries.

To provide commercial air transport service on trunk routes it is necessary to have or lease at least five certified aircraft and have a paid-in minimum capital equal to 10,000 monthly legal minimum wages ($2.5 million). To provide air transport services on secondary routes, it is required to have or lease at least three certified aircraft and have a paid-in minimum capital equal to 7,000 monthly legal minimum wages ($1.7 million). To provide commercial cargo air transport service, it is required to have or lease at least two certified aircraft and have a paid-in minimum capital equal to 1,750 monthly legal minimum wages ($0.5 million).

In Colombia, Avianca Costa Rica, Avianca Ecuador, Avianca Perú and Taca International Airlines, are considered foreign airlines and thus have to meet the requirements established by its countries and the bilateral or multilateral agreements between Colombia and these countries.

In the past, the Colombian Civil Aviation Authority established a mandatory fuel surcharge with minimum fares for each route. However, by means of Resolution 904 of February 28, 2012, the Colombian Civil Aviation Authority established (i) fuel surcharge freedom for national and foreign passengers or cargo carriers operating in Colombia, which are included in airfares and (ii) tariff freedom for air transportation services. Notwithstanding the above, airlines have to inform all public tariffs, as well as their conditions, to the Civil Aviation Authority at least one day after their publication, and promotional fares prior to their application. Since November 2006, all customers are charged an administrative fee in connection with the purchase of airline tickets (although this fee is at the discretion of the seller for Internet sales).

Our airlines have private carriers status. That means that our airlines are not required under Colombian law to serve any particular route and are free to withdraw their services from any of the routes they currently serve, subject to domestic law, and, in the case of international service, subject to bilateral agreements. Our airlines are also free to determine the frequency of the services that they offer across their route network, without any minimum frequencies imposed by the law or Colombian authorities.

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) and Operational Specifications (OpSpecs) issued by the Colombian Civil Aviation Authority. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used, capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the Colombian Civil Aviation Authority and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the Colombian Civil Aviation Authority is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region. Colombian law also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Airworthiness Certificate (Certificado de Aeronavegabilidad) issued by the Colombian Civil Aviation Authority.

Colombian law also requires that aircraft operated by national carriers be registered with the Colombian National Aviation Registry (Registro Aeronáutico Nacional) kept by the Colombian Civil Aviation Authority, and that the aforementioned certify the air-worthiness of each aircraft in Avianca’s fleet.

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

Under Colombian commercial law, air transportation is considered a public service, and therefore, certain elements of the general conditions of carriage entered into by airlines and passengers are expressly covered under such law and/or approved by Colombian Civil Aviation Authority. For instance, if a carrier decides to include a new condition on its general conditions of carriage, it must request the approval of the Colombian Civil Aviation Authority. However, some elements cannot be modified, for example carrier liability with respect to domestic service, regulated by Article 1180 of the Colombian Commercial Code and the Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999 (Montreal Convention) for International Service.

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Furthermore, local law establishes sanctions for more than one-hour delays, and for flight cancellation, regardless of the compensatory measures that the airlines may adopt, which trigger the obligation to compensate passengers and increases the compensatory amounts.

Currently there is a project to harmonize actual aviation regulations of Colombia (Reglamentos Aeronáuticos de Colombia) with Latin American Regulations LARs. This project has not been completed, therefore the final version may vary substantially from the proposed version.

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

The Montreal Convention, as approved and adopted by Colombia by means of Law 701 of 2001 imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the treaty, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, a carrier is liable for damages sustained in case of death or bodily injury of a passenger under the condition that the accident, which caused the death or injury, took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 113,100 Special Drawing Rights (SDRs), which represent a mix of currencies established by the International Monetary Fund. For damages above 113,100 SDRs, the airline may avoid liability by showing that the accident that caused the injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 19 SDRs/Kg. These provisions also cover baggage and delas.

Security

Chapters 160 and 175 of the Colombian Civil Aviation Regulations encompass all aspects of civil aviation security, including (i) implementation of certain security measures by carriers and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) transportation of firearms, explosives and dangerous goods.

Environmental Regulation

We are subject to general environmental regulations of Colombia such as Law 99 of 1993, as amended, and several other laws, decrees and local resolutions which regulate the management, use and exploitation of natural resources and their contamination. Pursuant to these regulations, we prepared an Environmental Management Plan (Plan de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise, among others. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as waste water discharge and emissions permits, and maintain our environmental impact within required levels. If we fail to maintain the relevant permits and authorizations or to abide by the environmental regulations or administrative acts issued by the relevant environmental authorities, we may be subject to penalties or fines.

In addition, Colombian regulation (Reglamentos Aeronaúticos de Colombia, RAC) contains a general environmental policy establishing that the Colombian Civil Aviation Authority must comply with Colombian environmental regulations and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be respected when providing aviation services. The RAC requires that noise levels be kept on or below the levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the Colombian Civil Aviation Authority or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Colombian Civil Aviation Authority has the power and authority to sanction and penalize carriers with fines.

If the Colombian Civil Aviation Authority determines that our operations or facilities do not meet the RAC standards or otherwise fail to comply with Colombian environmental regulations, we could be subject to a fine. We have voluntarily hired a consulting firm to conduct an environmental audit of our hangar and support facilities at the El Dorado International Airport and we obtained a certification, in December 2018, under ISO 14001:2004, which is an international standard for environmental management systems. Certification should indicate that we are in compliance with all applicable environmental regulations, including the RAC environmental regulations. On December 28, 2018, we received the ISO 14.001: 2015 certificate for the MRO hangar and support facilities at Rionegro, Colombia by the Colombian standardization body ICONTEC, as a duly accredited entity. In the coming years we expect to maintain these environmental quality certifications and increase the number of certified facilities. We have also prepared an environmental management plan designed to ensure our compliance with environmental regulations, including the requirements of the RAC. While we do not believe that compliance with these or other environmental regulations that may be applicable to us in the future will expose us to material expenditures, compliance could increase our costs and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways, including by negatively impacting our reputation.

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

In January 2017, Colombia established a carbon tax on fossil fuels, which affects, among others, the airline industry. The Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales or DIAN) issued an interpretation indicating that fuel used for international flights constitutes an export, and therefore is not subject to the aforementioned carbon tax.

Bilateral agreements

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Colombia and the governments of foreign countries and are set forth in bilateral or multilateral agreements. If we are unable to obtain route rights, we will seek to re-allocate capacity within our route network as appropriate.

Bilateral or multilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers as well as aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. We consider, Colombia’s principal bilateral agreements to include those with the United States, the United Kingdom, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Mexico, Brazil, El Salvador, Costa Rica, Guatemala, Germany, Cuba, Aruba, Curacao and Argentina. The bilateral agreement with the United States was modified and since the beginning of 2013 is an “open skies” agreement that allows the parties to engage in foreign scheduled and charter air transportation of persons, property, and mail from points behind Colombia via Colombia and intermediate points to points in the United States and beyond with fifth freedom. On December 14, 2018, the United States and the Colombian authorities agreed to permit operations in the exercise of the 7th freedom rights for cargo flights, on the basis of comity and reciprocity. In the bilateral agreement with Spain, which was modified in June 2018, the authorities agreed to grant, for passenger and cargo flights, between Colombia and Spain 3rd and 4th freedom rights, a free frequencies capacity, and 37 frequencies with 5th freedom rights for each of the parties. The parties on this agreement can freely choose their routes. Furthermore, in 2016, Colombia and Brazil signed a new agreement that allows open skies in 5 years.

The Colombian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2018, the Colombian Civil Aviation Authority authorized Avianca S.A., among others to operate 24 new international weekly flights, including seventeen weekly frequencies from Colombia to Argentina, four frequencies from Bogotá to Montreal, and three more frequencies from Colombia to Curacao. In 2018, if we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, El Salvador, Costa Rica and the U.S., among others, pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for thirty-seven weekly flights by each country’s designated carrier. At this time, the bilateral agreement with Brazil provides 70 weekly flights by each country’s designated carrier, 21 of them with fifth freedom air rights.

Colombia is currently a party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which among other things, allows airlines from such countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: Germany, French Antilles, Saudi Arabia, Argentina, Aruba, Australia, Austria, Bahamas, Barbados, Belgium, Brazil, Cabo Verde, Canada, Chile, China, Korea, Costa Rica, Cuba, Curaçao, Denmark, Norway, Sweden, Ecuador, El Salvador, United Arab Emirates, Spain, Ethiopia, Finland, France, Greece, Guatemala, Holland, India, Iceland, Israel, Italy, Jamaica, Jordan, Kenya, Luxemburg, Morocco, Mexico, New Zealand, Panama, Paraguay, Portugal, Qatar, United Kingdom, United States of America, Dominican Republic, Rwanda, Seychelles, Singapore, Switzerland, South Africa, Surinam, Turkey, Uruguay, United States of America and Venezuela.

We believe that it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from Colombia by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of such liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Risk Factors—Risks Relating to Our Company—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting the global airline industry.”

Ownership and Control

The Colombian State Council (Consejo de Estado—Sala de Consulta y Servicio Civil), in an opinion dated April 6, 2000, declared that article 1426 of the Commerce Code, which established a 40% limitation on foreign investment in Colombian airlines, was no longer applicable as it is considered to have been tacitly overturned by Decree 1068 of 2015 (Foreign Investment Statute), and stated that, from a Colombian law perspective, there are no restrictions on foreign investment in Colombian airlines. However, some of Colombia’s bilateral agreements do restrict foreign involvement in Colombian airlines. For example, bilateral agreements entered into by Colombia with the United States, Canada, the United Kingdom, France, China, and Germany contain requirements that each designated airline remain substantially owned and effectively controlled by a Colombian governmental entity or Colombian nationals. Nevertheless, United States, Canada and China granted a waiver to the Colombian airlines under certain conditions.

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

Taking the above into account, certain aviation authorities have interpreted these ownership and control restrictions as follows:

•

The DOT policy on “substantial ownership and effective control” is to examine the relationships of the airline in depth and determine who actually controls the airline’s key decisions (examining composition of the board, management and control and special voting majorities, among other factors), rather than simply looking at the airline’s ownership; and

•

France, United Kingdom and Germany consider that the aeronautical authority of each party may revoke, suspend, or limit the authorizations granted to any airline where substantial ownership and effective control of that airline are not vested in Colombia, individuals of Colombian nationality, or both.

Agreements entered into by Colombia with countries such as Spain, the Netherlands, Portugal, Bolivia, Ecuador, Peru, Panama, Chile, the Dominican Republic, Cuba, and Costa Rica, among others, require that Colombian designated airlines are incorporated, has principal domicile, management, operation and offices within the Colombian territory and that its oversight and control is performed by the national aeronautical authority.

Although we believe Avianca is currently in compliance with such substantial ownership and effective control requirements, we cannot assure you that Colombians, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. If for any reason, Colombian citizens cease to have at least 51% of Avianca, or the national aeronautical authority ceases to exercise effective regulatory control, or if Avianca fails to continue to have its corporate domicile, administrative headquarters, and base of operations within Colombian territory, Avianca may no longer comply with the requirements of Colombia’s bilateral agreements and, as a result, its route and landing rights in a number of important countries may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

As an additional protection to ensure compliance with our principal bilateral agreements, the Amended and Restated Joint Action Agreement provides that, subject to certain exceptions, no holder of common shares shall, or shall permit any of its affiliates or owners to directly or indirectly transfer or otherwise dispose of its shares to a non-permitted holder. For this purpose, a non-permitted holder is (among other things) a person whose ownership of securities of the Company would violate applicable law or would cause the Company or any of its subsidiaries to no longer comply with local ownership restrictions or aviation bilateral treaties that govern the Company’s or its subsidiaries’ operations.

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

The government of El Salvador has declared an “open skies policy” when negotiating air transport agreements and the traffic rights. Currently, the Civil Aviation law was reformed to provide for an open skies regime and, as a result, is now “open skies based on reciprocity.” This new regime includes up to seventh air freedom specifically for cargo operations.

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

Apart from local governments we are regulated by the Federal Administration Authorization and Transport Security Agency, from the United States. Most of Taca International’s aircraft are registered in the United States. Therefore, we are subject to directives, and regulations imposed by the United States, which represent high expenditures for us.

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

Passenger flow separations

In recent years, El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez was audited by ICAO and TSA and was found in non-compliance with their standards, established in Annex 17 of the Chicago Convention.

The Civil Aviation Authority of El Salvador ordered us to undertake a double inspection on all passengers and baggage flying from and connecting in El Salvador by November 1, 2018. Since then, we have appealed the decision on numerous occasions, which were all unsuccessful. In January 2019, we filed a lawsuit against the decision from the AAC of El Salvador in order to postpone the effective date of the aforementioned order until the airport infrastructure would allow us to undertake and comply with the double inspections order without affecting the hub’s operational and financial viability.

The government has been working on the designs of a new airport, which include passenger flow separation, in order to comply with ICAO standards and avoid being placed on the blacklist of countries without proper security measures.

Bilateral and open skies agreements

El Salvador is currently a party to a multilateral agreement known as CA-4, between Guatemala, Honduras, Nicaragua and El Salvador, which among other things allows airlines from such countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also a party to Air Transport Agreements and/or MOUs with the following countries: Spain, Mexico, United Kingdom, Ireland, Cuba, China (Taiwan), Ecuador, the United Arab Emirates, Turkey, Chile, Colombia, Canada (agreement already ratified by El Salvador, pending to be ratified and published by Canada), United States, Panamá and Qatar (the last two are in process of ratification).

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

Costa Rica

Overview

Avianca Costa Rica (formerly Líneas Aéreas Costarricences – LACSA) is a sociedad anónima duly organized and existing under the laws of Costa Rica. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with Avianca Costa Rica being an entity providing airlines services under applicable laws in Costa Rica have been obtained or effected and are in full force and effect. Effective legal control and principal place of business is established in Costa Rica.

We are subject to national and international regulations which may vary frequently and are outside of our control. These may result in an increase of costs and/or operational requirements and restrictions. A failure to maintain the required foreign and domestic governmental authorization would adversely affect our operations.

Costa Rica has adopted an open skies policies when negotiating air transporation agreements. Costa Rica is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Costa Rica and various other countries. Notwithstanding these agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the countries in which we operate.

We are also regulated by the FAA and TSA. Most of Avianca Costa Rica’s aircraft are registered in the United States. Therefore, we are subject to directives and regulations imposed by the United States, which represent high expenditures for us.

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

In addition, as of July 1st, 2019, the value-added tax will become effective and apply to our sales. The tickets for domestic travel will be subject to a 4% tax rate on the value of the ticket. Tickets for international travel departing and arriving from Costa Rica will be subject to a 4% tax rate calculated on the 10% of the value of the ticket. In addition, there are currently law projects to modify the Civil Aviation Law, Consumers Protection Rights Law, Migration Law and the law that regulates departures from Costa Rica, all of which may affect our operations.

Bilateral and open skies agreements

Costa Rica has entered into various bilateral agreements which allow Costa Rican airlines to fly to the United States and to and within the Americas and the Caribbean. All international fares are filed and subject to the approval of the Costa Rican government. Costa Rica is currently a party to Air Transport Agreements and/or MOUs with the following countries: United States, Spain, Panama, Mexico, Venezuela, Holland, China, Germany, Canada, United Kingdom, Ireland, Peru, Brazil, Argentina, the Dominican Republic, Colombia, Cuba, Chile, Ecuador, Bolivia, Paraguay, France, Switzerland, the United Arab Emirates, Belgium, Singapore, Turkey and Qatar.

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

Peru

Overview

Peruvian law requires that all airlines organized in Peru that provide commercial services to and from Peru hold an Operations Permit valid for a maximum period of four years and an Air Services Operator Certificate, or ASEC, issued by the Civil Aviation Authority, or DGAC without an expiration term (it can, however, be revoked by DGAC under certain circumstances). Both must be modified each time a carrier modifies the characteristics of its service or operation. An Operations Permit specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies.

Peruvian law requires that carriers register their aircraft or aircraft utilization agreements in the Public Aircraft Registry of the Registry Office of the National Superintendency of Public Registrar, or SUNARP. The DGAC is responsible for issuing a Conformity Certification of airworthiness for each aircraft in a carrier’s fleet. Such documentation is valid for two years and must be renewed thereafter. Additionally, the DGAC approves all technical aspects of a carrier’s operation and such operations are reviewed by the DGAC as modifications or changes arise. We possess the required Operations Permit and ASEC as required by the DGAC and our aircraft which fly in Peru are properly registered with the SUNARP, and all other permits required by Peruvian law.

Bilateral and open skies agreements

Peru has entered into at least 59 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

Safety

Peru currently possesses FAA Category 1 status which allows Peruvian airlines to operate flights to and from the United States.

Foreign ownership

Peruvian law requires that “National Airline Services” can only be provided by Peruvian natural persons and legal entities.

A Peruvian legal entity is an entity that complies with the following requirements:

•	the entity has its principal domicile in Peru;

•	a majority plus one of the directors, managers and people who control the entity’s management must be Peruvian nationals or must be permanently domiciled in Peru;

•	the legal entity’s property must substantially be Peruvian; and

•

at least 51% of the entity’s stock must be under the control of stockholders that are Peruvian nationals who are permanently domiciled in Peru during the first 6 months of operations, thereafterafter the participation can be modified up to 70% for the foreigner’s participation.

In addition, Peruvian law further requires that a Peruvian legal entity:

•	must be organized in accordance with Peruvian law; and

•	must indicate that its legal purpose is providing airline service.

Antitrust regulation, enforcement

The National Institution of Competition Defense and Intellectual Property, or INDECOPI, governs competition in the aerial transport market. Peruvian law does not foresee any previous control mechanisms or authorization procedures for mergers or other forms of associations. It does not restrict or penalize the mere existence of dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of such positions in detriment of competitors. It therefore regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. There was an investigation against Trans American Airlines S.A (currently Avianca Peru S.A.) initiated by the Asociación Peruana de Empresas Aéreas (APEA), for an alleged unlawful conduct by Avianca Perú S.A. On August 26, 2015, INDECOPI concluded the investigation and decided that the claim made by APEA has no legal grounds. However, APEA appealed the decision before the INDECOPI’s tribunal on September 26, 2015, but INDECOPI considered that APEA’s claim was not under the scope of the antitrust regulation because Avianca Perú S.A does not require a registration of a Customs Regime in order to operate its business activity, consequently they declared it inadmissible on September 29, 2017. INDECOPI also has authority to control passenger rights’ violations and has in the past years increased control over passenger rights protection and fines have been imposed to our airlines.

Noise regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the noise regulations set forth in Annex 16 of the ICAO standards, the Law Nº 30370 and NTC-001-2013. Our aircraft which fly in Peru comply with applicable noise regulations imposed by Peru.

Ecuador

Overview

Avianca Ecuador, formerly known as Aerogal, is a private carrier duly organized and validly existing under the laws of Ecuador. In 2017, the aviation authority of Ecuador approved the name change and both the AOCR and the operation permit were updated to replace Aerogal with Avianca Ecuador S.A. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with it being an entity providing air transport services under applicable laws of Ecuador have been obtained or affected and are in full force and effect.

Authorizations and licenses

The aviation market in Ecuador is heavily regulated by the Ecuadorian Civil Aviation Authority. For domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve the city pairs without an Airiline Operation Certificate (AOC). In Ecuador, there is a surcharge for fuel on ticket prices and charge an administrative fee in connection with purchases of airline tickets, although this fee is at the discretion of the seller for Internet sales.

Avianca Ecuador’s status as a private carrier means that it is not required under Ecuadorian law to serve any particular route and is free to withdraw service from any of the routes it currently serves as it sees fit, subject to bilateral agreements in the case of international service. Avianca Ecuador is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Ecuadorian authorities, but the number of frequencies must be on the respective permit.

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

Security

Parts 107 and 108 of the Ecuadorian regulaciones técnicas de la DAC, or RDAC, regulate all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers (iv) inspection of vehicles, and (v) the transportation of explosives and dangerous goods. In addition, RDAC 1544 regulates civil aviation security.

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

So long as the new pricing mechanism is seen to be more favorable for the airlines, the airline industry for now will cease its efforts to set a new pricing mechanism.

Bilateral agreements

On December 27, 2017 the President of Ecuador issued Decree No.256 adopting an open skies policy in Ecuador on international flights.

With respect to our international services, our plans to introduce new destinations and increase the frequency of existing services depend, among other things, upon the allocation of route rights, a process over which we do not have direct control. Route rights are allocated through negotiations between the government of Ecuador and the governments of foreign countries and are set forth in bilateral agreements. If we are unable to obtain route rights, we will seek to re-allocate capacity within our route network as appropriate.

Bilateral agreements between countries also regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Ecuador’s principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, the Netherlands, Argentina, Panama, Mexico and Chile. The bilateral agreement with the United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. The following routes were added: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles, and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open sky” policy for all cargo services. The bilateral agreement with Spain, which was modified in July 2003, grants 14 weekly flights. The following routes are to be determined: from Ecuador via points in Colombia, Venezuela and points in the Caribbean to Madrid and/or Barcelona, and points in France, Italy and Germany in both directions. Fifth freedom rights should be negotiated for each case; such are rights or privileges, in respect of scheduled international air services, granted by one state to another state to put down and to take on, in the territory of the first state, traffic coming from or destined to a third state.

Since 2016 Ecuador and United States have been negotiating an open skies agreement but has not been signed as of the date of this annual report.

The Ecuadorian Civil Aviation Authority allocates rights obtained pursuant to bilateral agreements to specific airlines. The Ecuadorian Civil Aviation Authority authorized us to operate international flights, including flights within the Andean Pact Operation Permit. We have authorization to operate routes from Quito and/or Guayaquil to Bogotá, from Quito or Guayaquil to Lima with the following points from Santa Cruz, La Paz and Bogotá, and flights to Panama and Aruba through Bogotá. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no regulations on the numbers of flights to such destinations. Ecuador has an open skies policy by law.

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

U.S. Regulation of Airline Flights

The provision of foreign air transportation (i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States), by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. For example, in order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (TSA) approved model security program addressing aviation security. Additionally, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of DOT under that agency’s statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, such airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration, and agriculture inspection requirements administered by U.S. Customs and Border Protection (CBP). Both TSA and CBP are agencies within the U.S. Department of Homeland Security. Each of the DOT, FAA, TSA and CBP have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca (Colombia), Tampa Cargo (Colombia), Taca International (El Salvador), Avianca Costa Rica (Costa Rica), Avianca Peru (Peru),and Aviateca (Guatemala) hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of such authority could have a material adverse effect on the business.

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

Avianca, TACA, Avianca Costa Rica, Avianca Peru and Aviateca also hold exemption authority from the DOT permitting them to jointly use the trade name “Avianca” and use the “AV” designator code in their services in foreign air transportation to and from the United States.

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

A number of our carriers serving the United States also participate in code-sharing operations on such flights, wherein a carrier’s designator code is used to identify a flight operated by another carrier. For example, a number of scheduled flights that our carriers operate to and from the United States display the “UA” designator code of United Airlines and, as noted above, TACA, Avianca Costa Rica, Avianca Peru and Aviateca, when operating scheduled flights to and from the United States, display the “AV” designator code of Avianca. To engage in code-sharing on flights to and from the United States, the operating carrier must hold a DOT statement of authorization issued under 14 C.F.R. Part 212, with such approval subject to various conditions. Our carriers that display the code of another carrier on flights operated to and from the United States hold all required DOT statements of authorization to engage in such arrangements. We believe the operations of our carriers serving the United States are in material compliance with DOT requirements.

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

Additionally, under the FAA’s the International Aviation Safety Assessment (IASA) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the International Civil Aviation Organization and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States has been rated Category 1 by the FAA, except as listed below. As a result, such carriers rated Category 1 may continue their U.S. services in a normal manner and take part in reciprocal code-sharing arrangements with U.S. carriers. If the IASA rating of any of our carriers’ homelands were to be downgraded in the future, it could prohibit us from increasing service to the United States and would lead United Airlines to suspend the placement of its codes on flights operated by the carrier from the downgraded homeland country. We believe the operations of our carriers serving the United States are in material compliance with FAA requirements.

We understand that Guatemala no longer has its Category 1 status as there are currently no Guatemalan-registered air carriers flying to the United States. Unusually, there is no FAA press release and no Category 2 listing on the FAA’s IASA spreadsheet available on the FAA website. The lack of a press release is particularly unusual because part of the philosophy behind the IASA program is to inform travelers.

If Guatemala is now Category 2, operations to the US from Guatemala are frozen to levels in place at the time of the FAA’s determination. Because Aviateca S.A. (Guatemala) does not presently operate any flights using its own aircraft to the US, this means Aviateca S.A. may not begin any new services with its own aircraft until such time as Guatemala returns to Category 1. This will impact Avianca’s operational planning. In respect of codesharing with US carriers, a Cagetory 2 classification means that although US carriers may continue to display Guatemalan carriers’ codes at levels in place at the time of the FAA determination, any US carrier codes displayed on flights operated by Guatemalan carriers must be removed/discontinued. Furthermore, operations to the US may only be undertaken via wet lease with a carrier from the US or a Category 1 nation. Therefore, the existing wet lease with Taca International may continue.

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

Since November 2018, we have been undertaking flight operations to Munich and therefore, we are subject to Germany Civil Aviation Authority and its pursuant regulations and authorizations. Our license to operate to certain destinations in Germany and the frequency in which we do so is reviewed on a semi-annual basis.

At the time of writing this annual report, we also are authorized by EASA to perform commercial and transport operations into, within or out of the EU territory subject to the provisions of the Union Treaty, and applicable governmental authorizations.

On the other hand, currently, the European Parliament and the European Council are proposing to amend Regulation (EC) No 261/2004, which establishes common rules on compensation and assistance to passengers in the event of denied boarding and cancellation or long delay of flights.

In addition, they are also seeking to amend Regulation (EC) No 2027/97 regarding the air carrier liability with respect to the carriage of passengers and their baggage.

As of the date of this annual report, these projects are still under discussion and therefore their final versions may vary substantially from the proposed versions.

Furthermore, the European Commission continues to pursue the current intra-EEA approach for aviation under the ETS. Regulation 2017/2392 waives the enforcement of EU ETS in respect of flights between Europe and third countries. As a result of the Regulation, the enforcement of EU ETS in respect of flights between the EEA and third countries is waived until 31 December 2023. As a result, operators have no obligations under EU ETS in respect of flights between the EEA and third countries.

Other Jurisdictions

We are also subject to regulation by aviation regulatory bodies which set standards and enforce national aviation legislation in each of the other jurisdictions to which we fly. These regulators may exercise powers associated with their duties, potentially including the ability to set fares, enforce environmental and safety standards, levy fines or restrict operations within their respective jurisdictions. We cannot predict how these regulatory bodies will act in the future, and the evolving standards enforced by any of them could have a material adverse effect on our operations.

C.	Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2018:

We are a holding company and operate through our operating entities. Avianca, Tampa Cargo, Avianca Costa Rica, Avianca Peru, Avianca Ecuador and Taca International, are our operating airline subsidiaries in Colombia, Costa Rica, Peru, Ecuador and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company positioned between Avianca Holdings and some of our operating subsidiaries.

For a description of our loyalty business, operated by LifeMiles, please see “—Business Overview—LifeMiles Loyalty Business.”

D.	Property, Plant and Equipment

Premises

Our principal administrative offices are located at Avenida Calle 26, No. 59 – 15, Centro Administrativo, Bogotá, Colombia, approximately nine kilometers away from El Dorado International Airport, which covers approximately 20,900 square meters. We lease it from Fideicomiso Fidubogotá and the current lease contract extends until 2024. We also have an office building in San Salvador, which covers approximately 25,000 square meters, which serves as our headquarters for our hub in San Salvador and in which we concentrated our operations in November 2017. At the same time, we left the “Primavera” building, a facility where the IT services were previously located.

Our aviation center M.R.O. (Maintenance Repair and Overhaul) was opened in August 2016, at José María Córdova International Airport in Rionegro, approximately 36 kilometers from Medellín, Colombia, and covers approximately 42,125 square meters.

The C.E.O. facility (Centro de Excelencia Operacional) is located close to Bogotá’s El Dorado International Airport. This facility opened in August 2016. It serves as an educational training center for pilots, flight attendants and technicians, as well as for the rest of our employees from different administrative areas. The new operational training center covers approximately 23,713 square meters, including, 60 classrooms, and the capability to locate six flight simulators on the ground floor.

In August 2017, Avianca sold the building to “Terranum Invesment Company” through a real estate investment trust contract. This kind of contract offers to Avianca the opportunity to lease the facility for a period of 20 years, paying approximately $323,333 per month. At the end of its term, Avianca has the option to repurchase the property. The C.E.O. Operational Excellence Center building was acquired by Avianca on July 26, 2017, through assignment of rights to Tampa Cargo, for a purchase price of $35 million and was sold on August 10, 2017 to Patrimonios Autónomos Fiduciaria—Corficolombiana for a value of $46 million. The gain on sale of this property was $4,845.

Our entire Colombian domestic flight operation moved to terminal 1 of El Dorado International Airport in May 2018, reducing connecting times and improving passenger’s travel experience with Avianca. At El Dorado International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from OPAIN. In addition, we lease two VIP Lounges to attend our frequent traveler and business customers, an international lounge that covers 2,051 square meters and a new lounge, which covers 3,000 square meters and offers new services for the customers, since May 2018. Avianca currently leases a total area of approximately 72,393 square meters and pays $835,000 per month.

We own an office building in San José, Costa Rica which covers approximately 16,400 square meters. This location serves as our headquarters for our operations in Costa Rica.

At Juan Santa Marta Airport, located in San José, Costa Rica, Avianca leases maintenance hangars, operations offices, counter space, and other operational properties from Alterra for $49,000 per month, which covers approximately 3,134 square meters.

Avianca leases an office in Lima Peru, located in San Isidro (950 square meters). We pay $30,000 per month in rent, which includes all services (cleaning, maintenance, security, public services, etc.)

At Jorge Chavez International Airport, we lease maintenance hangars, operations offices, counter space, aircraft parking spaces and other operational properties from Lima Airport Partners covering approximately 13,625 square meters. We pay $113,926 per month for this leased property.

At Mariscal Sucre International Airport in Quito, Ecuador, we lease maintenance hangars, operations offices, counter space, aircraft parking spaces and other operational properties from QUIPORT. We pay $55,411 per month for leased property covering approximately 8,200 square meters.

At Jose Joaquin Olmedo International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces and other operational properties from TAGSA. We pay $14,360 per month for leased property covering approximately 84 square meters.

At Comalapa International Airport, we lease maintenance hangars, operations offices, counter space, parking spaces, VIP Lounge and other operational properties from CEPA. We pay $37,112 per month for this leased property covering approximately 51,815 square meters.

We also have approximately 118 leases at the different airports we operate at for check-in, reservations, gates, ticket-office sales, maintenance offices and cargo areas. In addition, we lease approximately 96 offices in the main countries where we operate for direct ticket sales. We pay $1,405,711 per month for these leased properties.

The duration of these lease agreements varies. In most cases, they are long-term leases with monthly rent obligations. The lease agreements differ from each other in aspects such as payment terms and exit windows that enable us to terminate the agreement prior to its scheduled expiration. In some of the agreements, the lessor is entitled to terminate the agreement at any time without cause, subject to prior notice.

Construction, expansion and improvement

For a description of our plans to construct, expand and improve our facilities, see “—Business Overview—Airport Facilities” and “—Business Overview—Maintenance” and “—Business Overview—Operational Training Center.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information”, “Summary Financial Information” and “Selected Financial Information” in this annual report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in the annual report, particularly as set forth in “Risk Factors” and “Forward-Looking Statements” in this annual report.

A.	Operating Results

Overview

In both 2018 and 2017, we were the market leader in terms of passengers carried in the domestic market of Colombia (the third largest domestic market in Latin America), according to the Colombian Civil Aviation Authority (“CCAA”), boasting a consolidated market share of 54.2% in the Colombian domestic market in 2018, according to CCAA. We are also a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets) according to internal data we derive from Travelport Marketing Information Data Tapes (“MIDT”). Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America.

We operate an extensive route network from our strategically located hubs in Colombia, Peru and El Salvador and our focus markets of Guatemala and Ecuador. We offer passenger and cargo service through 5,245 weekly scheduled flights to more than 100 destinations in over 26 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. In 2018 and 2017, we transported 30.5 million and 29.5 million passengers, respectively, and 563 thousand and 566 thousand metric tons of cargo, respectively.

We have grown significantly since the combination of Taca and Avianca, including by extra significant revenue-enhancing synergies from the integration of Avianca’s and Taca’s networks. Our consolidated operating profit decreased 10.2% from $258.5 million in 2016 to $232.1 million in 2018. Our network integration allowed us to optimize our route capacity and efficiency, through which we added new routes and increased our available seat kilometers (ASKs) and our total passengers carried by 44.0% and 32.1%, respectively, from 2012 to 2018, and by 18.2% and 7.8%, respectively, from 2015 to 2018. Our load factor increased from 79.6% to 83.1% between 2012 and 2018, and from 79.7% to 83.1% from 2015 to 2018.

As of December 31, 2018, we operated a modern fleet of 190 aircraft (148 jet passenger aircraft, 30 turboprop passenger aircraft and 12 cargo aircraft), mainly from the Airbus family. This does not include one A330-200 that was subleased to Oceanair and returned to Avianca at the end of February 2019 and one A330-200F that was returned in March 2019. Our continuous fleet modernization process has increased our jet passenger fleet’s capacity and has made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 7.30 years as of December 31, 2018. One of our main focuses in terms of fleet management is to increase the homogeneity of our fleet and, in the process, increase efficiency by decreasing the number of aircraft models we operate and service. We intend to enhance our modern jet fleet further by continuing to add new aircraft. In line with our initiatives directed toward enhancing profitability and achieving a leaner capital structure, we have entered into an amendment to the purchase agreement to acquire up to 124 Airbus A320 family pursuant to which we have reduced our order of Airbus A320 Neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028 as well as agreed on certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement enables us to further strengthen our cash position and reduce leverage, capital expenditures and future financial commitments.

We also provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles loyalty program, which has quickly grown to become one of the largest and most recognized coalition loyalty programs in Latin America, particularly in its core markets of Colombia and Central America (excluding Panama). From 2011 to 2018, our LifeMiles loyalty program experienced a compound annual membership growth of 10.5%, increasing from approximately 4.4 million members as of December 31, 2011 to approximately 8.9 million members as of December 31, 2018. LifeMiles currently partners with nearly all of the leading banks in Colombia and Central America (excluding Panama), including many of the largest financial institutions in each respective key region, based on actual credit card balances outstanding. Moreover, for the majority of those financial partners with whom LifeMiles offers co-branded credit cards, we are the exclusive airline-based co-brand card partner. LifeMiles also maintains relationships with premier hotels, major car rental companies, popular restaurants, and other commercial establishments such as gas stations, supermarkets and leading apparel brands in these markets. As of December 31, 2018, LifeMiles had 515 active commercial partners. In August 2015, we sold a 30.0% stake in LifeMiles to Advent International (“Advent”), for $343.7 million and retained a 70.0% ownership stake.

On November 29, 2018, Avianca entered into a three-way revenue-sharing joint business arrangement with United and Copa to effect a strategic and commercial partnership that, subject to obtaining the requisite corporate approvals, is expected to bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. The United Copa Transaction covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil). The agreement will allow us to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service between the United States and Latin America. We, together with United and Copa, plan to offer travelers more connection options on routes between the United States and Latin America, new nonstop routes, additional flights on existing routes and reduced travel times. The transaction is also expected to enable the companies to better align frequent flyer programs, coordinate flight schedules and improve airport facilities. For information on the Company’s new corporate governance structure pursuant to the Amended and Restated Joint Action Agreement and the Share Rights Agreement, introduced in connection with the United Copa Transaction, see “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Amended and Restated Joint Action Agreement.”

Avianca Holdings is a Panamanian company (sociedad anónima), and 34.0% of its outstanding capital stock is represented by non-voting preferred shares that are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia), including preferred shares represented by American Depositary Shares (“ADSs”) listed on the New York Stock Exchange as a result of Avianca Holdings’s international initial public offering in November 2013. As of the date of this annual report, 78.1% of Avianca Holdings’s voting common shares are owned by Synergy via its indirectly controlled subsidiary, BRW, and 21.9% of its voting common shares are owned by Kingsland, a corporation controlled by the Kriete family. Following the United Copa Transaction, United also holds a single common share.

Principal Factors Affecting our Comparability

Pilots’ Strike

On September 20, 2017, approximately 700 members of the Colombian Association of Civil Aviators pilots’ union made the unilateral decision to strike for a total of 51 days, resulting in the cancellation of 50% of our flights during this period and compelling us to enter into wet lease agreements to continue our operations. As a result, our operating expenses increased by 6.9% in 2017 compared to the prior year reflecting the effects of the Pilots’ Strike, consisting mainly of wet lease expenses hired to operate certain routes to Europe and North America (driving up flight operations expenses), passenger compensations (driving up air traffic expenses), additional on board services (driving up passenger services expense) and increased parking rights costs emanating from planes not utilized (driving up ground operations expenses). Despite the conclusion of the strike at the end of 2017, the lingering impact of the strike continued throughout 2018. Among other effects, the aftermath of the Pilots’ Strike impacted our results of operations in 2018, primarily via an overall reduction in domestic capacity in the Colombian market, the continuing need to hire short-term aircraft crew maintenance and insurance contracts (ACMI) on certain routes to Europe, corresponding to increased costs as well as an overall increase to pilot salaries and benefits as per arbitral court orders. After a series of prolonged disputes and appellate processes, on July 18, 2018, the Colombian Supreme Court of Justice confirmed the illegality of the Pilots’ Strike and as of October 2018, we resumed our operations at pre-strike levels without any wet lease arrangements.

Changes in foreign exchange rates

Our consolidated financial statements are presented in U.S. dollars. However, a portion of our operating revenue and expenses are denominated in currencies other than the U.S. dollar, thereby exposing us to foreign exchange variation in translating our results denominated in other currencies into U.S. dollars, mainly in relation to the Colombian peso. The average foreign exchange rate of the Colombian peso to the U.S. dollar in 2018 and 2017 was COP 2,956.43 and COP 2,951.32, respectively. This 0.2% devaluation of the COP relative to the U.S. dollar between 2017 and 2018 mainly had the effect of decreasing our operating revenue by $0.59 million, particularly impacting our passenger revenue, reflecting the exchange rate impact of domestic Colombian market fares listed in COP. In addition, the COP devaluation increased our operating expenses by $1.35 million reflecting certain COP-denominated costs, mainly Colombia-based labor costs, Colombian ground operations and general and administrative expenses related to our Colombian operations.

Seasonality

Our operating results typically fluctuate due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs.

Macroeconomic factors

We are generally affected by economic conditions in the jurisdiction in which we operate. Most notably, economic growth and its impact on demand for our services, financing costs and the general availability of financing as well as inflation and exchange rate fluctuations between local currencies and the U.S. dollar impact our results in significant ways. For additional information, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Central America, and Other Countries in Which We Operate.”

Implementation of IFRS 15 – Revenue from Contracts with Customers

The implementation of IFRS 15 – Revenue from Contracts with Customers on January 1, 2018 impacted comparability between 2018 and 2017, particularly in relation to loyalty revenue accounting and the sale and redemption of frequent flyer miles.

IFRS 15 has been effect since January 1, 2018. This standard establishes a new five-step model applicable to revenue from contracts with customers. Under IFRS 15, an entity recognizes revenue when the obligation is satisfied, that is, when the “control” of the underlying goods or services of the performance obligation has been transferred to the customer. We applied this new standard on its effective date, and its impact is reflected in our audited consolidated financial statements as of and for the year ended December 31, 2018. In electing the alternative transition method, we did not restate the comparative period.

The majority of our revenue are generated from the sale of passenger airfare tickets, which continue to be recognized as the flight service is provided. However, within the revenue from passengers category, we generate other revenue deemed “ancillaries,” which include additional charges that are billed to passengers, such as fees for changes of date, destination and name. In compliance with IFRS 15, certain of these ancillary revenue streams have been subject to reclassification, particularly: (i) ancillaries related to excess baggage and date changes, which were classified under “cargo and other” and, according to the application of IFRS 15 criteria, are now recognized under “passenger revenue”; and (ii) ancillaries related to changes of date, changes of destination and name changes, which were recognized at the moment they were requested and, according to the recognition criteria of IFRS 15, must now be recognized when the service is provided.

In terms of revenue originated by the loyalty program, the most significant impact is the elimination of the cost method for frequent flyer accounting. Such change has necessitated that we now defer the proceeds from the sale of frequent flyer points and recognize any related revenue once the performance obligation (redemption) has been satisfied. Under prior guidance, we were recording separately the value of marketing and branding activities from the fair value of the miles earned by our customers.

In 2018, the application of IFRS 15 resulted in: (i) an increase of passenger revenue in the amount of $15.2 million and a corresponding decrease in other operating revenue in the amount of $23.5 million due to reclassification of ancillaries which were previously classified under “cargo and other,” (ii) a decrease of passenger revenue in the amount of $8.2 million due to the recognition of some ancillaries as and when the service is provided and of income from sale of miles at the time of redemption and (iii) an increase in total liabilities of $199.8 million as well as a corresponding decrease in our total equity on January 1, 2018.

For additional information, see “—Critical Accounting Policies and New and Amended Standards and Interpretations” and Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Components of Our Results of Operations

Operating revenue

Passenger revenue. We recognize passenger revenue when transportation service is provided, which we refer to as “flown revenue”. Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of available seat kilometers (ASKs), which represent the number of seats available on our aircraft multiplied by the number of kilometers the seats are flown. Our passenger usage is measured in terms of revenue passengers kilometers (RPKs), which represent revenue passengers multiplied by the kilometers these passengers fly. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer. Within the revenue from passengers category, we generate other revenue deemed “ancillaries.” Ancillary revenues include additional charges that are billed to passengers, such as fees for changes of date, destination and name. They are not considered to be separate performance obligations but are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction.

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

Under IFRS 15, revenue associated with the LifeMiles loyalty program is recognized upon the redemption of miles by customers, as this represents the point in time where the performance obligation is satisfied. Under earlier guidance, prior to 2018, we were recording separately the value of marketing and branding activities from the fair value of the miles earned by our customers.

For additional information, see “—Critical Accounting Policies—Revenue Recognition—Revenue from Contracts with Customers.”

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

Our other revenue-generating activities consist primarily of sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue). Revenue is recognized upon signing of the commercial agreement. Our other revenue also include air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, as well as service charges and ticket penalties. Aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue are also included in this category.

For additional information, see “—Critical Accounting Policies—Revenue Recognition—Revenue from Contracts with Customers.”

The following table sets forth our capacity, load factors, yields and operating revenue per available seat kilometer (RASK) for the periods indicated:

	Year Ended December 31,
	2018	2017
Passenger:
Available Seat Kilometer (ASK) (in billions)	52,624	48.401
Load factor (1)	83.1%	83.1%
Yield (in U.S. cents) (2)	9.3	8.8
Total passengers (in millions)	30,503	29.459
Cargo (3):
Capacity (in ATKs, in millions)	2,460.2	2,489.0
Load factor (4)	57.3%	57.0%
Yield (in U.S. cents) (5)	0.395	0.340
Cargo (in thousands of metric tons)	563.1	566.0
RASK (in U.S. cents) (6)	9.3	9.2.

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

Operating expenses

The main component of our operating expenses is aircraft fuel expense. During 2018, fuel represented 26.0% of our total operating expenses and 24.8% of our total operating revenue. In addition to aircraft fuel, our principal operating expense categories consist of salaries, wages and benefits, sales, ground operations, air traffic, aircraft rentals, maintenance and repairs, depreciation and amortization, administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is cost per available seat kilometer (CASK) which is generally defined as operating expenses divided by ASKs.

Flight operations. Our flight operations expense consists primarily of insurance coverage for hull and liabilities (passenger liability, third-party liability), hull war, hull deductible and war excess and also include hotel accommodation, per diem expense, and training costs. We insure in the London reinsurance market. For the year 2017 and through October 2018, we also included short-term aircraft crew maintenance and insurance contracts (ACMI) contracts used to mitigate Pilots’ Strike effects under this line item.

Aircraft fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and vary significantly from country to country primarily due to local distribution and transportation costs and taxes. During 2018, we purchased 29% of our fuel at our largest hub in Bogotá, Colombia where we were able to obtain better fuel distribution prices relative to our other locations of purchase due to volume discounts. We have 30 fuel suppliers across our international network and seek to fuel our aircraft in those cities where fuel prices are lower. From 2017 to 2018, the price of West Texas Intermediate, or WTI, crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased 28.3% from an average of $50.8 per barrel to an average of $65.2 per barrel.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year Ended December 31,
	2018	2017
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.34	1.91
Gallons consumed (in thousands)	518,248	483,512
Available seat kilometers (in millions)	52,624	48,401
Gallons per ASK (in thousands)	9.2	9.4

*	Data in table does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our fuel hedging strategy contemplates hedging between 0% to 50% of our projected fuel consumption over the next 12 months, and in recent years we have generally hedged between 20% to 30% of our projected fuel consumption. As of December 31, 2018, we had hedges in place for approximately 18% of our projected consumption for 2019 through mechanisms such as futures, forwards and option contracts. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Fuel” below.

Ground operations. Ground operations expenses consist primarily of landing and parking fees, air navigation fees, ramp services and passenger security related costs. These costs are generally correlated with the number of departures and passengers carried.

Aircraft rentals. Our aircraft rentals expenses consist of leases of aircraft, engines other equipment, and are generally fixed by the terms of our operating lease agreements. As of December 31, 2018, we held 53, or 27.9%, of our total 190 aircraft under operating leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term, which averages between six and eight years. As of December 31, 2018, the average term remaining on our aircraft operating leases was four years and two months.

One A330-200 that was subleased to Oceanair was returned at the end of February 2019 and one A330-200F was returned in March 2019.

As part of our strategy in recent years, we have replaced some of the operating leased aircraft in our fleet with aircraft financed by debt. Costs relating to aircraft debt are classified as interest expense, reducing our aircraft rental costs. As of December 31, 2018, we owned 137, or 72.1%, of our total 190 aircraft of which 89.1% is debt-financed.

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

For certain operating leases, we are contractually obligated to return aircraft in a defined condition. We establish reserves for restitution costs related to aircraft held under operating leases at the time the asset does not meet return conditions criteria and throughout the remaining duration of the lease. With effect from January 1, 2018, we establish reserves for restitution costs based on our assessment of restitution costs that are probable. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft. These costs are reviewed annually and adjusted as appropriate. Our line maintenance for all fleet types are performed by us at our hubs in Bogotá, Colombia and San Salvador, El Salvador. Line maintenance at other domestic and international destinations is carried out by third-party contractors. We outsource all of our engine and certain other heavy maintenance on aircraft components.

Air traffic. Our air traffic expenses consist primarily of airport facilities expenses, airport outsourced personnel, outsourced customer call center services and costs related to passenger compensation for interrupted or over-booked flights.

Selling expenses. Our sales expenses consist of commissions paid to travel agencies, credit card fees, GDS costs, which are fees related to reservation systems and global distribution, as well as advertising expenses.

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

Fees and other expenses. Our fees and other expenses consist primarily of expenses related to administrative expenses, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as a Turn Over Tax, which is a Colombian municipal tax that levies gross income due to the rendering of services. Each municipality has a different rate which varies depending on the kind of service, but the average tax rate is approximately 1.0%. Likewise the tax paid within the fiscal year is considered a deductible expense for income tax purposes. Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such valued added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

Depreciation, amortization and impairment. Our depreciation, amortization and impairment costs include depreciation of aircraft assets owned or under finance leases, depreciation of non-aircraft assets, amortization of capitalized projects owned or under finance leases and amortization of intangible assets. Depreciation and amortization costs also include impairment expense, which consists of fleet retirement charges including impairment charges for spare parts.

Interest income, interest expense, derivative instruments, foreign exchange and equity method income

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

Equity Method Income. Equity method income consists of income generated by an increase in assets in the form of a non-controlling participation in a subsidiary.

Income taxes

Corporate income tax structure in certain countries. Set forth below are certain highlights relating to the determination of our income tax in certain countries relevant to our operations, in each case as of December 31, 2018.

Colombia. The corporate income tax statutory rate was 33% for tax year 2018 and 34% for 2017. The income taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. The surcharge on income tax in 2018 was at a rate of 4%, in 2017 it was at 6%. For the following years no surcharge rate will apply.

The income tax payment is calculated after the application of costs, expenses, tax credits originated by advance payments and withholdings. The effective income tax rate for Avianca could be lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2028 through a Legal Stability Contract signed with the Colombian government.

A new wealth tax was enacted by means of law 1943 of 2018. Under this new wealth tax, Colombian individuals and foreign non-resident entities owning assets in Colombia different from shares, accounts receivable and portfolio investments will be subject to such tax at a rate of 1% for fiscal years 2019, 2020 and 2021, whenever they own a net worth equal or higher than COP 5,000,000,000 as of January 1, 2019. This modification will not apply to Avianca.

Due to a tax reform enacted in December 2016 as modified by another tax reform enacted in December 2018, a dividend withholding tax was introduced that applies to distributions made to foreign shareholders, with a tax rate of 7.5%, provided that such profits were taxed at the corporate level. If profits were not taxed at the corporate level, dividends will be subject to corporate income tax corporate rate via withholding plus the 7.5% dividend tax on the net amount after applying such corporate income tax rate.

The tax bill enacted in December 2018, provided for changes in income tax and value-added tax, among other changes. Among the major changes that are applicable as of January 1, 2019 and for following years: i) decrease in the corporate income tax rates from 37% for fiscal year 2018 to 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021 and 30% for fiscal year 2022 and onwards, ii) gradual elimination of the presumptive income taxable base to 1.5% for fiscal year 2019 and 2020 and 0% for fiscal year 2021 and onwards, iii) increase in income tax withholdings on payments to outside of Colombia, among others. In addition, tax reforms allow for VAT paid on the acquisition, import, creation or construction of real productive fixed assets to be treated as a credit for income tax purposes and increase the withholding income tax rate applicable to payments abroad from 15% to 20%.

El Salvador. The corporate income tax rate is 30.0%, and the taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenue (considering Salvadorean source income). This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The presumptive income tax based on gross revenue was declared unconstitutional and as of October 2015 a special tax (Contribución Especial) of 5.0% of the annual net income applies for large tax payers. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate was 29.5% for 2018. The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

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

In December 2018, the Costa Rican Congress enacted the Law in Support of Strengthening Public Finances that includes two major amendments to the Costa Rican tax legislation. The tax reform substituted the application of a sales tax with a value added tax of 13% with respect to almost all goods and services (for air transportation services a reduce rate of 4% applies). In addition, from July 1, 2019, any revenue obtained from the sale, lease, or assignment of rights over real state, goods, intellectual property and other intangibles, that are not part of the tax payer ordinary business, is going to be taxed at the general rate of 15%. Any surplus of revenue distributed as dividends or that resembles dividends, will also be taxed as capital gains. However, taxpayers that sell any of these goods or rights before the law comes into force, can choose to pay a 2.25% rate over the first sale that amounts to any capital gain.

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

Panama. Revenue at our holding company generated by foreign operations are not subject to taxation in Panama in accordance with Panamanian legislation since it is not deemed to be earning active income from Panamanian sources.

Bahamas. The Commonwealth of the Bahamas does not impose income taxes on companies organized under its jurisdiction. Revenue of our subsidiary Grupo Taca Holdings generated by foreign operations are not subject to taxation in accordance with the legislation of the Bahamas. However, the subsidiaries of Grupo Taca Holdings are subject to local taxes in the jurisdictions in which they operate.

Bermuda. Currently Bermuda’s Government grants a Tax Insurance Certificate to permit companies, permanent establishments, unit trusts and partnerships until March 31, 2035, which imposes no taxes on profits, income, dividends, or capital gains and has no requirement to distribute dividends. An annual government fee, based on the assessable capital, is imposed on companies.

United States (US). Under Trump’s administration a tax reform was enacted on December 22, 2017, in which the corporate tax rate was reduced to 21%. The reform also established a mandatory repatriation of accumulative foreign earnings with a reduced tax rate of 15.5% payable in 8 installments (one per year) as incentive. For those entities that repatriate their foreign earnings, they will have a territorial income tax, for the following years, and not a worldwide income tax as was applicable for 2017 and previous years. The reform also allows for indefinite net operating loss carryforwards that can offset up to 80% of taxable income.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2018, we determined that we would generate sufficient taxable income to realize our deferred tax assets. According to our financial forecasts no taxable income will be generated during the next four to five years. Therefore, the deferred tax assets (of our subsidiaries that would allow for the realization of such deferred tax assets) have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

Critical Accounting Policies and New and Amended Standards and Interpretations

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statement. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.

The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. For more information, see Note 3 to our audited consolidated financial statements.

Administrative property

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

Leased assets

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

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the lease term.

Operating lease payments are recognized as an operating expense in the consolidated statement of comprehensive income during the lease term.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i) such gains or losses are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii) if the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income; however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term; and

(iii) in the event that the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in a financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term as in other income.

Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of comprehensive income in the year in which the expenditure is incurred.

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

Revenue Recognition – Revenue from Contracts with Customers

We recognize revenue from two main sources; (i) passenger revenue and (ii) cargo and other revenue.

Passenger income, which includes transportation, baggage fees, fares, and other associated ancillary income, is recognized when transportation is provided. Cargo revenue are recognized when the shipments are delivered. Other operating income is recognized as the related performance obligations are met.

The tickets and other revenue related to transportation that have not yet been provided are initially deferred and recorded as “Air traffic liability” in the consolidated statement of financial position, deferring the revenue recognition until the trip occurs . For trips that have more than one flight segment, we consider each segment as a separate performance obligation and recognize the revenue of each segment as the trip takes place. Tickets sold by other airlines where we provide transportation are recognized as passenger income at the estimated value that will be billed to the other airline when the trip is provided.

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip, unless the date is extended by customer notification on or before the scheduled travel date. Rates for unused tickets that are expected to expire are recognized as revenue, based on historical data and experience, supported by a third valuation specialist to assist management in this process. We periodically evaluate this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. We evaluate our estimates and adjust deferred revenue for unearned transportation and revenue for passenger transport when necessary.

The various taxes and fees calculated on the sale of tickets to customers are collected as an agent and sent to the tax authorities. We record a liability when taxes are collected and deregisters it when the government entity is paid.

Under the LifeMiles program, miles are earned by flying on our airlines or with our alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners. The liabilities for the accumulated miles are recognized under “frequent flyer deferred revenue” until the miles are redeemed. We recognize the revenue for the redemption of miles at the time of the exchange of miles. They are calculated based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield (CWAY), which leads to the decrease of “frequent flyer deferred revenue.” Breakage estimates are reviewed every six months. If a change in the estimate is presented, the adjustments will be accounted for prospectively through the income, with an adjustment of “update” to the corresponding deferred income balances.

Under IFRS 15, ancillary revenue is not considered a separate performance obligation, and is therefore combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction. Thus, the original price of the ticket and the amount paid for the ancillary service are combined and considered to be one single performance obligation, which is deferred and recognized as “Passenger revenue” when the related consideration is satisfied.

Useful life of property and equipment

We estimate useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable values. Useful lives and residual values are reassessed annually, taking into consideration the latest fleet plans and other business plan information.

We measure flight equipment, property and other equipment at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment.” Property, operating equipment, and improvements that are being built or developed for future use by us are recorded at cost as under-construction assets. When under-construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category. We derecognize property and equipment upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

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

We calculate depreciation over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized in the consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since we believe this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. We depreciate rotable spare parts for flight equipment on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. The estimated useful life for aircraft ranges between 10 to 30 years and for aircraft components and engines, the useful life of fleet associated with component or engines is taken as the reference point.

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

We receive credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the consolidated statement of financial position when awarded by manufacturers.

We do not depreciate land. Administrative property in Bogota, Medellín, El Salvador, and San Jose are recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. We believe that valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

Leased aircraft return provisions

Our aircraft lease contracts establish certain conditions in which aircrafts shall be returned to the lessor once the contractual period terminates. To comply with these return conditions, we incur costs due to certain payments made to the lessor which reflect the use of certain components throughout the term of the lease contract, maintenance deposits, or overhaul costs of components. Under certain contracts, if the asset is returned to the lessor in a better maintenance condition than the one in which the asset was originally delivered, we are entitled to receive compensation from the lessor. We accrue a provision to comply with the return conditions at the time the asset does not meet the return condition criteria under the conditions of each lease contract. The recognition of return conditions requires management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. Upon redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the annual period.

Derivative financial instruments and hedging activities

Changes in the fair value of our financial instruments that are intended to reduce the levels of foreign currency risk and interest rates risk are recognized through profit or loss when the derivative contracts are not designated as hedges for accounting purposes.

Liabilities on derivatives which are not designated as hedges are recognized under “Other Liabilities” in our “Consolidated Statement of Financial Position.”

Foreign currency risk. Certain financial derivatives contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk. We are exposed to interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

Deferred income tax

We recognize deferred tax for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized to the extent that it is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except (i) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss or (ii) in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Recent Accounting Pronouncements

IFRS 16 - Leases

IFRS 16 was issued in January 2016, replaced IAS 17 “Leases” and must be applied from January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto a lessee’s statement of financial position. IFRS 16 removes the classification of leases as either operating leases or financial leases, treating all leases as financial leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements.

To determine the value of the lease liability, we measure the value of the right-of-use assets and include the value of the payments made before the start of the lease. Starting in 2019, we adopted the modified retrospective approach to account for the introduction of IFRS 16 – Leases. Under this approach, the comparable figures for the previous year are not adjusted, and all adjustment effects as of January 1, 2019 are therefore to be presented as adjustments to retained earnings.

We are assessing the impacts of the adoption of IFRS 16 on, among others, aircraft leases, property leases and other leases in our consolidated financial statements. At the date of initial application, we expect an increase in assets and financial obligations, each in the range of $900 million to $1,100 million, with a lower or neutral impact on equity. We apply the incremental rate which ranges from 4.5% to 6%, depending on the nature of the underlying asset.

As a consequence of the introduction of IFRS 16 – Leases, lease-related expenses will no longer be recognized as aircraft rent but rather as depreciation of right-of-use assets and interest costs on the lease liability. The impacts on the income statement, will be an elimination of aircraft rent and will be replaced by a depreciation of the right-use of asset and interest cost on the lease liability. These changes in presentation are not likely to have any significant impact on our operating profit.

Results of Operations for the Year Ended December 31, 2018 and December 31, 2017

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2018	2017	2018	2017	2017 to 2018
	(in $ millions)		(as a % of operating revenue)
Operating revenue:
Passenger	4,074.4	3,550.2	83.4%	79.9%	14.9%
Cargo and other	816.4	891.5	16.6%	20.1%	(9.0)%

Total operating revenue	4,890.8	4,441.7	100.0%	100.0%	10.1%
Operating expenses:
Flight operations	153.6	92.5	3.1%	2.1%	66.1%
Aircraft fuel	1,213.4	923.5	24.8%	20.8%	31.4%
Ground operations	474.8	450.2	9.7%	10.1%	5.5%
Aircraft rentals	267.7	278.8	5.5%	6.3%	(4.0)%
Passenger services	188.7	166.9	3.9%	3.8%	13.1%
Maintenance and repairs	206.5	280.5	4.2%	6.3%	(26.4)%
Air traffic	269.6	242.6	5.5%	5.5%	11.1%
Selling expenses	530.9	515.1	10.9%	11.6%	3.1%
Salaries, wages and benefits	760.8	706.8	15.6%	15.9%	7.6%
Fees and other expenses	203.3	177.9	4.2%	4.0%	14.3%
Depreciation, amortization and impairment	389.4	313.4	8.0%	7.1%	24.2%

Total operating expenses	4,658.7	4,148.0	95.3%	93.4%	12.3%

	Year Ended December 31,				% Change
	2018	2017	2018	2017	2017 to 2018
	(in $ millions)		(as a % of operating revenue)
Operating profit	232.1	293.6	4.7%	6.6%	(21.0)%
Interest expense	(212.3)	(183.3)	(4.3)%	(4.1)%	15.8%
Interest income	10.1	13.5	0.2%	0.3%	(25.3)%
Derivative instruments	(0.3)	(2.5)	(0.0)%	(0.1)%	(89.7)%
Foreign exchange	(9.2)	(20.2)	(0.2)%	(0.5)%	(54.3)%

Equity method profit	0.9	1.0	0.0%	0.0%	(8.3)%

Profit before income tax	21.4	102.1	0.4%	2.3%	(79.1)%
Total income tax expense	(20.2)	(20.1)	(0.4)%	(0.5)%	0.5%

Net profit for the year	1.1	82.0	0.0%	1.8%	(98.6)%

Operating revenue

Our operating revenue in 2018 was $4,890.8 million, a 10.1% increase from $4,441.7 million in 2017, primarily as a result of an increase in passenger revenue reflecting a 3.5% increase in transported passengers and an 11.1% increase in average fare across our network especially on routes like Bogotá-Barranquilla, Bogotá-Cartagena, Bogotá-Medellín and Bogotá-Santa Marta as well as on other routes in the Colombian market, mainly due to the normalization of our operations after the Pilots’ Strike. In addition, there was an increase in expired tickets due to changes in relation to write offs of our super promo fare tickets and our ability to anticipate revenue recognition of these tickets as a result of their terms of sale. Pursuant to this change, in 2018, we accelerated the recognition of breakage revenue for super promo fare tickets as soon as this class of passengers missed their flights assuming that the expense involved in effecting flight changes for this ticket category makes the purchase of new tickets the more attractive option. Our ancillary revenue also increased $33.2 million reflecting mainly additional fees from excess baggage, date change penalties and business class upgrades. The increase in operating revenue was partially offset by a decrease in our cargo and other revenue, as described below.

In addition, in 2018, loyalty revenue also decreased by $5.8 million compared to 2017 reflecting the impact of IFRS 15 implementation from January 1, 2018 but partially offset by a higher miles revenue recognition rate and a greater volume of redeemed miles offset by lesser miles sales. Pursuant to IFRS 15, the fair value of consideration received or receivable with respect to the sale of loyalty miles may now only be recognized upon redemption. As a result, the temporary negative effect of IFRS 15 implementation in terms of delaying revenue recognition for certain loyalty revenue streams (principally, decreasing sales revenue) was offset by greater redemption revenue (for additional information, see “—Principal Factors Affecting our Comparability—Implementation of IFRS 15—Revenue from Contracts with Customers” and “—Critical Accounting Policies and New and Amended Standards and Interpretations—Revenue Recognition—Revenue from Contracts with Customers.”).

Our operating revenue per ASK was 9.3 cents in 2018, a 1.2% increase from 9.2 cents in 2017, primarily as a result of an increase of passenger revenue higher than the 8.7% ASK increase.

Passenger revenue. Our passenger revenue was $4,074.4 million in 2018, a 14.9% increase from $3,550.2 million in 2017, primarily driven by a 11.1% increase in our average fare and a 3.5% increase in transported passenger, especially on routes like Bogotá-Barranquilla, Bogotá-Cartagena, Bogotá-Medellín and Bogotá-Santa Marta and other routes in South America and Europe, in particular as a result of the decreasing effects of the Pilots’ Strike, as well as the accounting impact in relation to accelerated revenue recognition in relation to our super promo fare class tickets, as described above. In addition, our passenger revenue were also impacted as a result of the implementation of IFRS 15 pursuant to which we now defer the recognition of proceeds from the sale of frequent flyer points to the time of redemption, with such amounts fully recorded under “passenger revenue,” whereas previously, a significant percentage of such revenue were considered under “cargo and other” at the time of sale. To a lesser extent, this increase was also driven by higher ancillary revenue in the amount of $33.2 million, including from excess baggage and date change penalties as well as business class upgrades. These increases were partially offset by a decrease in passenger revenue from charter flights as well as a decrease in domestic capacity in the Colombian market as a result of the residual effects of the Pilots’ Strike, which negative factor was mitigated by an increase in international flight passengers with generally more favorable profit margins.

Our passenger load factor remained stable, from 83.1% in 2017 to 83.1% in 2018 while our capacity increased 8.7% during the same period. Meanwhile, our passenger yield increased 5.8% from 8.8 cents in 2017 to 9.3 cents in 2018. Our transported passenger volume increased 3.5%, from 29,459 million to 30,503 million in 2018, explained by an increase in deployed capacity primarily in the Colombian domestic and international market due to decreasing effects of the Pilots’ Strike.

Cargo and other. Our revenue from cargo and other was $816.4 million in 2018, a 9.0% decrease from $891.5 million in 2017, primarily as a result of a decrease in loyalty revenue following the implementation on January 1, 2018 of IFRS 15, with the impact that the fair value of consideration received or receivable with respect to the sale of loyalty miles now only being recognized upon redemption and, therefore, fully considered under “passenger revenue” (for additional information, see “—Principal Factors Affecting our Comparability—Implementation of IFRS 15—Revenue from Contracts with Customers” and “—Critical Accounting Policies and New and Amended Standards and Interpretations—Revenue Recognition—Revenue from Contracts with Customers” below). In addition, this decrease can also be partially attributed to lower revenue from providing maintenance services to third parties as well as reduced fees received in connection with subleased aircraft, mainly due to renegotiation of less favorable subleasing fees with certain third parties.

Our cargo revenue was $618.8 million in 2018, a 12.3% increase from $551.0 million in 2017, primarily driven by higher average prices. In addition, we recorded extraordinary other revenue of COP 25,390 million ($8.6 million according to the 2018 official average exchange rate) in connection with the positive outcome of an equity tax claim against Colombian tax authorities pursuant to which, at the direction of the ruling court, we recouped amounts overpaid to the Colombian government in prior periods. Our cargo revenue results were also favorably impacted by application of a lower sales discount to gross revenue. In 2018, our cargo capacity decreased by 1.2% in terms of ATKs, as compared to 2017, while our cargo load factor increased from 57.0% in 2017 to 57.3% in 2018.

Our other operating revenue was $197.7 million in 2018, a 43.6% decrease compared to $340.5 million in 2017, primarily as a result of lower loyalty revenue due to the implementation of IFRS 15, as described above (for additional information, see “—Principal Factors Affecting our Comparability—Implementation of IFRS 15—Revenue from Contracts with Customers” and “—Critical Accounting Policies and New and Amended Standards and Interpretations—Revenue Recognition—Revenue from Contracts with Customers.”). Such decrease was partially offset by an increase in other revenue due in part to non-recurring revenue received by Rolls Royce in the first quarter of 2018 to compensate us in connection with certain issues with some of our TRENT 1000 engines, which we reclassified as a gain under flight operations expense in the third quarter of 2017. In 2018, LifeMiles revenue accounted for 23.5% of our total other operating revenue, air transport-related services provided to third parties accounted for 41.3%, aircraft leases accounted for 11.4% and other sources such as interline revenue, VIP lounges, duty-free sales, vacation packages and other accounted for the remaining 22.8%. In 2018, pre-eliminations. LifeMiles revenue increased by 13.4% to $313.8 million (under IFRS 15) from $276.8 million in 2017 (under IAS 18 / IFRIC 13), primarily driven by growth in miles redeemed over the same period. As of January 1, 2018, we adopted IFRS 15 as our new revenue recognition standard, as required by the IASB. Under IFRS 15, we recognize all of our gross billings related to the sale of miles as deferred revenue until the time at which our members redeem such miles.

Operating expenses

Operating expenses were $4,658.7 million in 2018, a 12.3% increase from $4,148.0 million in 2017, primarily driven by fuel cost increases, higher labor costs, accelerated depreciation expenses, payments to passengers as compensation for certain operational disruptions in connection with software malfunctions, and training and wet lease costs in the aftermath of the Pilots’ Strike. As a percentage of operating revenue, operating expenses increased from 93.4% in 2017 to 95.3% in 2018.

LifeMiles operating expenses were $40.5 in 2018, a 6.9% increase from $37.9 in 2017, primarily as a result of (i) a $0.6 million increase in selling and marketing expenses mostly due to an increase in call center expenses and (ii) a $2.2 million increase in salaries, wages and benefits principally as a result of the ongoing carve-out process from Avianca, which entails bringing all relevant back-office functions in-house and which we expect to complete in 2019, partially offset by (iii) a decrease of $0.2 million in depreciation and amortization and (iv) a decrease of $0.05 million in general and administrative expenses.

In 2018, our operating expenses excluding aircraft fuel cost increased by 6.8% compared to 2017 and our capacity in ASKs increased by 8.7% compared to 2017. As a result, our CASK excluding fuel decreased by 1.7% in 2018 compared to 2017. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2018	2017	% Change
	(in US cents, except for percentages)
Operating expenses per ASK (CASK):
Flight operations	0.29	0.19	52.8
Aircraft fuel	2.31	1.91	20.9
Ground operations	0.90	0.93	-3.0
Aircraft rentals	0.51	0.58	-11.7
Passenger services	0.36	0.34	4.0
Maintenance and repairs	0.39	0.58	-32.3
Air traffic	0.51	0.50	2.2
Sales and marketing	1.01	1.06	-5.2
General, administrative and other	0.39	0.37	5.1
Salaries, wages and benefits	1.45	1.46	-1.0
Depreciation and amortization	0.74	0.65	14.3

Total	8.85	8.57	3.3
Total (excluding fuel)	6.55	6.66	-1.7

Flight operations. Flight operations expense was $153.6 million in 2018 compared to $92.5 million in 2017, with this significant increase primarily driven by ongoing expenses emanating from the aftermath of the Pilots’ Strike, primarily the need to hire short-term aircraft maintenance and insurance contract (ACMI) and hard block space agreements on some routes to Europe and South America during 2018, corresponding to increased costs of $41.8 million and $11.5 million, coupled with an increase in training expenses for new pilots of the A320 and B787 fleet caused by the retirement of pilots in connection with the Pilots’ Strike. In addition, crew travel expenses increased due to the higher frequency of routes with overnight stays and an overall increase in lodging rates, mostly in MIA, South America and on new routes such as to Munich. Also, software maintenance expenses increased due to the implementation of a new crew scheduling system, which required several corrections until fully operational. In terms of unit cost per ASK, flight operations increased from 0.19 cents in 2017 to 0.29 cents in 2018.

Aircraft fuel. Aircraft fuel expense was $1,213.4 million in 2018, representing a 31.4% increase from $923.5 million in 2017, primarily as a result of a 22.6% increase in aircraft fuel price per gallon (mainly due to a 28.3% increase in the average price of West Texas Intermediate, crude oil, a benchmark widely used for crude oil prices). This increase in fuel price was coupled with a 7.2% increase in fuel consumption mainly on domestic routes (Bogotá-Barranquilla and Cartagena-Bogotá) and other routes in South America and Europe for which we partly had to operate ACMI aircraft with a higher consumption per block hour. Increased fuel consumption is also related to the recovery of Colombian domestic and international operations after the Pilots’ Strike in 2017. The overall increase in aircraft fuel expenses was partially offset by a gain of $16.4 million from settlements of our fuel hedge instruments. Over 2018, our cost of fuel per ASK increased 20.9% compared to 2017, primarily reflecting the increase in the average jet fuel cost.

Ground operations. Ground operations expense was $474.8 million in 2018, representing a 5.5% increase from $450.2 million in 2017, primarily as a result of increases in cargo related costs, mainly due to new business in Asia and larger cargo volume, as well as higher navigation, aircraft landing and ramp attention expenses, driven by a 0.5% increase in departures in 2018 as compared with 2017 mainly on domestic routes in Colombia and partly on other routes in South America and to North America. To a lesser extent, this increase also reflects an increase in aircraft parking expenses due to the greater number of aircraft on the ground as a result of the Pilots’ Strike and B787 engine issues as well as higher maintenance expenses for ramp equipment and software. In addition, several miscellaneous expenses also increased, including building rental expenses, transportation of parts, security services and technical manual updates, such as the installation of electronics on aircraft and related software updates. Such increases were partially offset by lower air navigation costs due to route changes in the operation to Europe, avoiding Venezuelan airspace and changes in ETOPS certification in connection with our B787 fleet. In terms of unit cost per ASK, ground operations decreased by 3.0%, from 0.93 cents in 2017 to 0.90 cents in 2018.

Aircraft rentals. Aircraft rentals expense was $267.7 million in 2018, representing a 4.0% decrease from $278.8 million in 2017, primarily as a result of (i) the return of an A330 and removal of 3 A319, 2 E190 and 1 A320, (ii) the sublease of one A330 which generated the income received to compensate the respective rent and (iii) a decrease in the fees paid for two A319, seven A320 and five A330 aircraft leases due to contract extension and renegotiation of more favorable terms. In terms of unit cost per ASK, aircraft rentals decreased by 11.7%, from 0.58 cents in 2017 to 0.51 cents in 2018.

Passenger services. Passenger services expense was $188.7 million in 2018, representing a 13.1% increase from $166.9 million in 2017, primarily as a result of higher on-board services and handling expenses due to a larger transported passenger volume on international flights such as to Europe (increase of 14%), North America (increase of 18.7%) and within South America (increase of 2.6%) which create greater food and beverage expenses as well as improvements in on board entertainment content and service standards. Such increase in international operations offset partially decreased operations in Colombia at the beginning of 2018 as a result of the Pilots’ Strike. In addition, support expenses increased due to higher cleaning service cost. There was also an increase in flight attendants’ travel expenses due to the higher frequency of routes with overnight stays and an overall increase in lodging rates. In terms of unit cost per ASK, passenger services increased by 4.0%, from 0.34 cents in 2017 to 0.36 cents in 2018.

Maintenance and repairs. Maintenance and repairs expense was $206.5 million in 2018, representing a 26.4% decrease from $280.5 million in 2017, primarily as a result of lower costs in engines, fuselage, line returns conditions and an adjustment of provisions that had been made in 2017 due to the purchase of ten A318, coupled with an adjustment in the amounts paid for CFM visits this year. In relation to the reserves that we establish for restitution costs related to aircraft held under operating leases, with effect from January 1, 2018 we establish reserves for restitution costs based on our assessment of restitution costs that are probable. This change resulted in a one-time reversal of certain engine and landing gear maintenance reserves that had previously been established in respect of restitution costs that are not considered probable. Also, we now capitalize our most significant inspections of landing gears and auxiliary power units which also reduces related expenses. We also benefit from insurance recoveries due to hard landings that took place in the previous years. Finally, there were lower costs in line materials and major checks in 2018 as compared to 2017. In terms of unit cost per ASK, maintenance and repairs decreased by 32.3%, from 0.58 cents in 2017 to 0.39 cents in 2018.

Air traffic. Air traffic expense was $269.6 million in 2018, representing a 11.1% increase from $242.6 million in 2017, primarily as a result of an increase in airport facility expenses due to an increase in airport utilization rates, mainly in North America and Colombia, it being noted that airport facility expenses are higher for airports in North America than in some domestic markets and a greater number of routes to North America results in increased airport facility expenses. In addition, we incurred additional expenses related to the centralization of our Bogota operation in El Dorado terminal 1 instead of the Puente Aéreo terminal, which involved increased expenses for subcontracted workforce to support this project. On the other hand, security service expenses increased due to a higher level of operations, passengers reported, an increase in the minimum wage paid and expenses related to new suppliers of security services. There was also an increase in passenger compensation expenses in 2018 due to weather disruptions in North America, the ongoing effects of the Pilots’ Strike and to compensate passengers in relation to certain operational disruptions emanating from crew notification failures in connection with the launch of a new crew assignment program. Baggage handling and claim expenses also increased. Also contributing to this increase was an increase in communication, security and VIP lounges expenses, mainly explained by the opening of a new VIP lounge in Bogota’s in the domestic terminal. In terms of unit cost per ASK, air traffic increased by 2.2%, from 0.50 cents in 2017 to 0.51 cents in 2018.

Selling expenses. Selling expense was $530.9 million in 2018, representing a 3.1% increase from $515.1 million in 2017, primarily as a result of an increase in miles promotion and redemption costs, mainly due to a higher volume of redeemed miles during the period (an increase of 20.8%). In addition, advertising expenses increased due to a higher volume of posts in electronic media due to migration to digital channels and World Cup-advertising campaigns. Also, we incurred higher travel agency fee expenses and additional expenses in promoting the strategic alliance with Etihad Cargo during the period. This increase was partially offset by decreases in expenses with distribution systems and reserves due to a lower booking volume and software maintenance expenses. We did not incur expenses in connection with technical and counseling fees paid to implement our digital portfolio tool and to change our systems to electronic communication channels in 2018. In terms of unit cost per ASK, sales and marketing expenses decreased by 5.2%, from 1.06 cents in 2017 to 1.01 cents in 2018.

Salaries, wages and benefits. Salaries, wages and benefits expenses were $760.8 million in 2018, representing a 7.6% increase from $706.8 million in 2017, primarily as a result of an increase of operational staff due to a shift from temporary to long-term employment contracts following the consolidation of SAI. Cargo labor costs increased due to an increase in crew, maintenance and administrative headcount. The increase also stems from a new salary structure and additional labor-related payments in connection with extra hours. In addition, operational personnel labor costs increased due to an increase in pilots’ salaries, allowances and bonuses, mainly as a consequence of the outcome of disputes emanating from the Pilots’ Strike pursuant to which an arbitral court ordered that we increase salaries for pilots associated with the striking syndicate. We incurred additional expenses due to social charges and severance adjustments in Colombia and holiday and regulatory-related expenses in Peru. Also contributing to this increase was the appreciation of the Colombian peso against the U.S. dollar, affecting Colombian peso denominated salaries as well as an increase in operational personnel ground transportation costs. In terms of unit cost per ASK, salaries, wages and benefits decreased by 1.0%, from 1.46 cents in 2017 to 1.45 cents in 2018.

Fees and other expenses. Fees and other expense was $203.3 million in 2018, representing a 14.3% increase from $177.9 million in 2017, primarily due to rental fees in connection with our Centro de Excelencia Operacional training facility during 2018, which we previously owned but sold in 2017 in a leaseback transaction corresponding to increased rental expenses payable to buyer for continued use of such facility. In 2018, we also had an increase in digital marketing expenses, fleet refinancing and financial advisory fees as well as higher tax payments as a consequence of larger sales volume and higher VAT expense in relation thereto. In addition, software maintenance costs increased in connection with Accenture’s software developments and a license we purchase from Oracle for telecommunications management. Such increases were partially offset by the capitalization of expenses related to IT projects and technological development projects which used to be recorded as expenses in past years but such projects have now been implemented. In terms of unit cost per ASK, general, administrative and other expenses increased by 5.1%, from 0.37 cents in 2017 to 0.39 cents in 2018.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expenses were $389.4 million in 2018, representing a 24.2% increase from $313.4 million in 2017, primarily as a result of impairment expense we began to record on our Embraer 190 fleet, following the announcement of the phasing out of 10 aircrafts of this fleet beginning 2019 as this specific type of aircraft experienced a significant decrease in market value in recent years. Also, an increase in the amortization of repairs made in engines and airframe due mainly to an increase in average fleet age, from 7.48 years in 2017 to 8.03 years in 2018, corresponding to an overall increase in aircraft repairs and overhaul explains the increase in expenses. Additionally, also contributing to this increase were higher aircraft depreciation expenses generated by the introduction of a new fleet (one B787, five A320 Neo, two A321 and two A330-300 aircraft and the purchase of ten A318 aircraft which were previously under operating leases). The capitalization of engine and airframe repairs lead to an accelerated depreciation as it made a retroactive expense for the new value of the asset necessary. Lastly, there was an increase in ramp equipment depreciation expenses in connection with the consolidation of SAI. In terms of unit cost per ASK, depreciation and amortization increased by 14.3%, from 0.65 cents in 2017 to 0.74 cents in 2018. In addition, in 2018 we recognized a $38.9 million one-time non-cash impairment charge in respect of the retirement of our Embraer E190 jets of $38.9 million, which we announced we would begin to retire from our operational fleet starting in 2019, such amount representing the estimated residual value of our entire Embraer-190 fleet.

Operating profit and operating margin

Our operating profit was $232.1 million in 2018, representing a 21.0% decrease from $293.6 million in 2017. Our operating margin decreased from 6.6% in 2017 to 4.7% 2018, reflecting mainly the fuel cost increase and ongoing effects of the Pilots’ Strike and other operational contingencies.

Interest expense, interest income, derivative instruments, foreign exchange and equity method profit

Interest expense. Our interest expense was $212.3 million in 2018, representing a 15.8% increase from $183.3 million in 2017, mainly due to an increase in corporate and aircraft under financial lease, from an average balance of $854.5 million and $2,288.6 million, respectively, in 2017 to an average balance of $1,023.5 million and $2,396.7 million, respectively, in 2018 and increases in the floating DTF, IBR, IPC and LIBOR rate, to which 21.1% of our total indebtedness was indexed as of December 31, 2018. This increase was partially offset by a reduction in the outstanding balance of our Colombian peso-denominated Local Bonds from an average balance of $59.8 million as of December 31, 2017 to an average balance of $28.1 million as of December 31, 2018. The average interest rate of our debt increased from 4.80% in 2017 to 5.27% in 2018, reflecting mainly a 0.47% increase in the average interest rate for aircraft and corporate debt.

Interest income. Our interest income was $10.1 million in 2018, representing a 25.3% decrease from $13.5 million in 2017, primarily as a result of variations associated with changes in investment balances by investment funds such as BGT Pactual, Occirenta and Ultraserfinco and due to a lower volume of bond and CDT balances. The decrease was partially offset by an increase in the rate of return of our investments in 2018. Additionally, we recognized an extraordinary interest income after winning an equity tax claim against Colombian tax authorities.

Derivative instruments. Our derivative instruments expense includes the net effect of changes in fair value of derivatives (financial instruments). Our derivative instruments expense decreased from $2.5 million in 2017 to $0.3 million in 2018.

Foreign exchange. Foreign exchange losses decreased from $20.2 million in 2017 to $9.2 million in 2018, primarily as a result of the impact in our passive monetary position of a change in exchange rate from a rate of $2,951 in 2017 to $2,956 in 2018.

Equity method profit. Our equity method profit was $0.9 million in 2018, representing a 8.3% decrease, or $0.1 million, from $1.0 million in 2017, primarily as a result of profits reported by Viajes Éxito in which Avianca Holdings holds a stake of 49%.

Income tax expense

The major components of our income tax expense correspond to provisions for current taxes, prior periods adjustments and origin and reversal of the temporary differences (deferred tax).

A substantial change derives from the elimination of the tax credit to which airlines in Colombia were entitled. Additionally, we have a presence in countries where there are minimum or presumed taxes that are mandatory, therefore there is a distortion of the effective tax rate. Our deferred income tax includes permanent differences necessary for the reconciliation between nominal and effective rates. These may include, among others, consolidation of special purpose entities, property, plant and equipment losses and special over deductions applicable in different jurisdictions. Below the variations year on year:

In 2018, the income tax expense was $20.2 million and in 2017, it was $20.1 million, reflecting an increase of 0.5%. The current income tax expense was $27.2 million in 2018, compared to $35.1 million in 2017, reflecting a decrease of 22.8%. Deferred income tax expense was $6.9 million in 2018, compared to a credit of $15.0 million in 2017, reflecting a variation of 54%. In 2018, the effective rate of tax was 94.6%; without the adjustment for the impairment, the effective rate would be 33.6%, reflecting an increase of 65% compared to the rate of 2017 which was 20%. The fleet impairment was recognized on assets located in jurisdictions that do not tax net income. During the year 2017 we did not recognize any impairment on flight equipment.

The increase in the effective tax rate excluding the impairment was mainly driven by a decrease in deferred tax as well as changes to the tax regime in several countries in Central America whose tax regime is based on income or net assets.

Net profit

Our net profit in 2018 decreased from $82.0 million in 2017 to $1.1 million in 2018, primarily driven by a $61.5 million decrease in operating profit together with a $29.0 million increase in interest expense and, to a lesser extent, a $3.4 million decrease of interest income. Such effects were partially offset by the $10.9 million positive impact of a non-cash foreign exchange translation adjustment. During 2018, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense decreased to $10.6 million compared with $104.7 million in 2017. Our operating revenue per ASK (RASK) was 9.2 and 9.3 cents in 2017 and 2018, respectively.

Results of Operations for the Year Ended December 31, 2017 and December 31, 2016

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The following table sets forth certain income statement data for the years indicated:

	Year Ended December 31,				% Change
	2017	2016	2017	2016	2016 to 2017
	(in $ millions)		(as a % of operating revenue)
Operating revenue:
Passenger	3,550.2	3,285.2	79.9%	79.4%	8.1%
Cargo and other	891.5	853.1	20.1%	20.6%	4.5%

Total operating revenue	4,441.7	4,138.3	100.0%	100.0%	7.3%
Operating expenses:
Flight operations	92.5	58.4	2.1%	1.4%	58.4%
Aircraft fuel	923.5	785.3	20.8%	19.0%	17.6%

	Year Ended December 31,				% Change
	2017	2016	2017	2016	2016 to 2017
	(in $ millions)		(as a % of operating revenue)
Ground operations	450.2	426.2	10.1%	10.3%	5.6%
Aircraft rentals	278.8	314.5	6.3%	7.6%	(11.4)%
Passenger services	166.9	151.7	3.8%	3.7%	10.0%
Maintenance and repairs	280.5	260.7	6.3%	6.3%	7.6%
Air traffic	242.6	219.0	5.5%	5.3%	10.8%
Selling expenses	515.1	545.3	11.6%	13.2%	(5.5)%
Fees and other expenses	177.9	187.6	4.0%	4.5%	(5.2)%
Salaries, wages and benefits	706.8	661.7	15.9%	16.0%	6.8%
Depreciation and amortization	313.4	269.6	7.1%	6.5%	16.3%

Total operating expenses	4,148.0	3,879.9	93.4%	93.8%	6.9%

Operating profit	293.6	258.5	6.6%	6.2%	13.6%
Interest expense	(183.3)	(172.6)	(4.1)%	(4.2)%	6.2%
Interest income	13.5	13.1	0.3%	0.3%	3.8%
Derivative instruments	(2.5)	3.3	(0.1)%	0.1%	(176.4)%
Foreign exchange	(20.2)	(23.9)	(0.5)%	(0.6)%	(15.8)%
Equity Method	1.0	—	—	—	—

Profit (loss) before income tax	102.1	78.3	2.3%	1.9%	30.5%
Total income tax expense	(20.1)	(34.1)	(0.5)%	(0.8)%	41.0%

Net (loss) profit for the year	82.0	44.2	1.8%	1.1%	85.7%

Operating revenue

Our operating revenue was $4,441.7 million in 2017, a 7.3% increase from $4,138.3 million in 2016, as a result of an increase of passenger revenue due to a higher average fare and also an increase of Cargo and Other revenue. Our operating revenue per ASK was 9.2 cents in 2017, a 4.5% increase from 8.8 cents in 2016, primarily as a result of a higher increase of operating revenue than the increase in offered capacity measured in ASK.

Passenger revenue. Our passenger revenue was $3,550.2 million in 2017, a 8.1% increase from $3,285.2 million in 2016, primarily as a result of a 8.1% higher average fare and a slight decrease in passenger volume of 0.1%. Our passenger load factor increased from 81.1% in 2016 to 83.1% in 2017, while our capacity increased 2.7% in 2017. Our passenger yield increased 2.7% from 8.6 cents in 2016 to 8.8 cents in 2017. In addition, passenger revenue related to write off increased 46.4%, while revenue related to miles redemptions decreased 1.0%, in addition to a decrease of 3.8% in ancillary revenue.

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

Our other operating revenues were $340.5 million in 2017, a 14.6% increase over $297.2 million in 2016, primarily as a result of an increase in Lifemiles revenues and in revenues related to engines suppliers compensations. In 2017, LifeMiles revenues accounted for 52.5% of our total other operating revenues, air transport-related services provided to third parties accounted for 10.0%, aircraft leases accounted for 6.5% and other sources such as interline revenues, VIP lounges, duty-free sales, vacation packages and other accounted for the remaining 30.9%. In 2017, LifeMiles revenue before eliminations increased by 13.9% to $276.8 from $243.0 in 2016, primarily driven by a 23.5% growth in the initial sales component and fees, and a 4.0% growth in revenue recorded upon redemption of miles. The increase in initial sales component and fees was primarily driven by a 17.9% increase in gross billings coupled with an increase in average spread as a result of an increase of 4.9% in the average price per mile sold and a minor decrease in CPMR. The growth in revenue recorded upon redemption of miles was driven by a 19.5% increase in the number of miles redeemed, partially offset by a decrease in our breakage from 22% in 2016 to 20% in 2017, which negatively impacted the revenue recognition rate.

Operating expenses

Operating expenses were $4,148.0 million in 2017, a 6.9% increase from $3,879.9 million in 2016, primarily as a result of a $138.2 millon increase in fuel cost, due to higher fuel prices, higher depreciations and labor costs and an increase in expenses due to the Pilots’ Strike partially offset by a decrease in aircraft rentals and selling expenses. As a percentage of operating revenue, operating expenses decreased from 93.8% in 2016 to 93.4% in 2017.

LifeMiles operating expenses were $37.9 in 2017, a 10.9% increase from $34.2 in 2016, primarily as a result of (i) a $2.3 million increase in selling and marketing expenses mostly due to an increase in advertising expenses, and to a lesser extent due to an increase in call center fees and rent expenses for our new offices in El Salvador and Costa Rica, (ii) a $1.5 million increase in salaries, wages and benefits principally as a result of the ongoing carve-out process from Avianca, which entails bringing all relevant back-office functions and employees in-house and which we expect to complete in 2019, and (iii) an increase of $0.3 million in depreciation and amortization, partially offset by a $0.4 million decrease in general and administrative expenses.

In 2017, our operating expenses excluding aircraft fuel cost increased 4.2% compared to 2016, while during the same period our capacity in ASKs increased 2.7%. As a result, our CASK excluding fuel increased 1.5% in 2017. The breakdown of our operating expenses per ASK (CASK) is as follows:

	Year Ended December 31,
	2017	2016	% Change
	(in US cents, except for percentages)
Operating expenses per ASK (CASK):
Flight operations	0.19	0.12	54.3%
Aircraft fuel	1.91	1.67	14.5%
Ground operations	0.93	0.90	2.9%
Aircraft rentals	0.58	0.67	(13.7)%
Passenger services	0.34	0.32	7.1%
Maintenance and repairs	0.58	0.55	4.8%
Air traffic	0.50	0.46	7.9%
Sales and marketing	1.06	1.16	(8.0)%
General, administrative and other	0.37	0.40	(7.6)%
Salaries, wages and benefits	1.46	1.40	4.0%
Depreciation and amortization	0.65	0.57	13.3%
Total	8.57	8.23	4.1%
Total (excluding fuel)	6.66	6.56	1.5%

Flight operations. Flight operations expense was $92.5 million in 2017, a 58.4% increase from $58.4 million in 2016, primarily as a result of wetleases hired to operate some routes to Europe and North America due to the Pilots’ Strike. In terms of unit cost per ASK, flight operations expense increased 54.3%, from 0.12 cents in 2016 to 0.19 cents in 2017.

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

Ground operations. Ground operations expense was $450.2 million in 2017, representing a 5.6% increase over $426.2 million in 2016, primarily as a result of higher landing rights rates in some airports where we operate, an increase of parking rights costs due to the Pilots’ Strike and costs related to our new ramp services company (Servicios Aeroportuarios Integrados SAI S.A.S.). In terms of unit cost per ASK, ground operations increased 2.9% from 0.90 cents in 2016 to 0.93 cents in 2017.

Aircraft rentals. Aircraft rentals expense was $278.8 million in 2017, representing a 11.4% decrease from $314.5 million in 2016, primarily as a result of lower cargo wetlease expense, aircraft lease extensions and the return of some aircraft, mainly A319s and A320s. In terms of unit cost per ASK, aircraft rentals decreased 13.7% from 0.67 cents in 2016 to 0.58 in 2017.

Passenger services. Passenger services expense was $166.9 million in 2017, representing a 10.0% increase from $151.7 million in 2016, primarily as a result of higher on-board services expenses due to an increase in the amount of transported passengers, the operation of new long haul routes and Pilots’ Strike effects. In terms of unit cost per ASK, passenger services expense increased 7.1%, from 0.32 cents in 2016 to 0.34 cents in 2017.

Maintenance and repairs. Maintenance and repairs expense was $280.5 million in 2017, representing a 7.6% increase from $260.7 million in 2016, primarily as a result of aircraft phase out expense recorded due to the return of a A330, Auxiliar Power Unit repairs and higher return conditions. In terms of unit cost per ASK, maintenance and repairs increased 4.8%, from 0.55 cents in 2016 to 0.58 in 2017.

Air traffic. Air traffic expense was $242.6 million in 2017, representing a 10.8% increase from $219.0 million in 2016, primarily as a result of an increase in passenger compensation expense due to the Pilots’ Strike and higher airport facility and VIP lounges expenses. In terms of unit cost per ASK, air traffic increased 7.9%, from 0.46 cents in 2016 to 0.50 cents in 2017.

Selling expenses. Selling expenses were $515.1 million in 2017, representing a 5.5% decrease from $545.3 million in 2016, primarily as a result of lower loyalty expenses mainly in miles accumulation and promotion, also we recorded credit notes from distribution systems suppliers as a result of a rates negotiation. In terms of unit cost per ASK, selling expenses decreased 8.0% from 1.16 cents in 2016 to 1.06 cents in 2017.

Fees and other expenses. Fees and other expenses were $177.9 million in 2017, representing a 5.2% decrease over $187.6 million in 2016, primarily due to a decrease of operational taxes expenses and lower loss in sale of assets. In terms of unit cost per ASK, general, administrative and other expenses decreased 7.6%, from 0.40 cents in 2016 to 0.37 cents in 2017.

Salaries, wages and benefits. Salaries, wages and benefits expenses were $706.8 million in 2017, representing a 6.8% increase from $661.7 million in 2016, primarily as a result of a Colombian peso revaluation impact due to a high participation of that currency in this expense and high operational personnel expense, especially MRO-related expense. In terms of unit cost per ASK, salaries, wages and benefits increased by 4.0%, from 1.40 cents in 2016 to 1.46 cents in 2017.

Depreciation and amortization. Depreciation, amortization and impairment expense was $313.4 million in 2017, representing a 16.3% increase over $269.5 million in 2016, primarily due to new fleet incorporation, the purchase of 10 A318 and an impact of accelerated depreciation of engines major checks. In terms of unit cost per ASK, depreciation, amortization, and impairment expense increased 13.3% from 0.57 cents in 2016 to 0.65 cents in 2017.

Operating profit and operating margin

Our operating profit was $293.6 million in 2017, representing a 13.6% increase from $258.5 million in 2016. Our operating margin increased from 6.2% in 2016 to 6.6% in 2017 as a result of an increase of both passenger and business units revenue.

Interest expense, interest income, derivative instruments, foreign exchange and equity method profit

Interest expense. Interest expense was $183.3 million in 2017, representing a 6.2% increase from $172.6 million in 2016, primarily as a result of an increase in corporate and fleet debt. The average interest rate of our debt increased from 4.45% in 2016 to 4.80% in 2017.

Interest income. Interest income was $13.5 million in 2017, representing a 3.8% increase from $13.1 million in 2016, primarily as a result of an increase in investments made during the year.

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

Equity Method Profit. We recorded equity method profit of $1.0 million in 2017 mainly as a result of profits reported by Viajes Éxito in which Avianca Holdings holds 49% of stakes that in 2016 have not been acquired.with no corresponding value recorded in 2016.

Provision for income tax expense

Our current income tax expense was $35.2 million in 2017, representing a 28.1% increase compared to current income tax expense of $27.5 million in 2016. Our deferred income tax expense was $15.1 million in 2017, a 326.6% increase from $(6.6) million in 2016.

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

Net profit

Our net profit for the year was $82.0 million, representing a 85.7% increase from a profit of $44.2 million in 2016, primarily as a result of a higher growth of revenues than growth of costs, especially due to an increase of passenger and business units revenues in spite of a increase in fuel cost. During 2017, our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense was $104.7 million, a 61.6% increase from $64.8 million in 2016. Our operating revenue per ASK (RASK) was 8.8 and 9.2 cents for the years ended December 31, 2016 and 2017, respectively.

Recent Developments Relating to our Preliminary 2019 First Quarter Results

As of the date of this offering memorandum, our consolidated financial statements for the three-month period ended March 31, 2019 are not available. We have therefore prepared the following discussion based on our preliminary financial information and estimates for the three-month period ended March 31, 2019, together with our historical financial information for the three-month period ended March 31, 2018.

In the first quarter of 2018, a number of positive factors positively impacted our results of operations, including a one-time adjustment for the reversal of certain maintenance provisions, the recognition of compensation from Rolls Royce related to TRENT engine issues that we experienced and Holy Week occurring within the first quarter in 2018, as described below. These positive factors were not present in our results for the first quarter of 2019. We currently expect to report a net loss in the first quarter of 2019. However, had the factors that impacted the first quarter of 2018 not been present in that quarter, we currently expect that our net loss for the first quarter of 2018 would have been higher than the net loss we currently expect for the first quarter of 2019.

A description of the factors that positively impacted our results for the first quarter of 2018 is set out below:

•

One-time adjustment for maintenance and repair provisions recognized in the first quarter of 2018: In the three-month period ended March 31, 2018, we made a one-time net positive adjustment of US$21.5 million by reversing certain provisions for maintenance and repairs, which led to a non-cash decrease in maintenance and repairs expenses for the three-month period ended March 31, 2018 as compared to the three-month period ended March 31, 2019. As described in our 2018 Form 20-F under “Item 5. Operating and Financial Review and Prospects—Part A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations for the Year Ended December 31, 2018 and December 31, 2017—Operating expenses—Maintenance and repairs,” with effect from January 1, 2018 we establish reserves for restitution costs based on our assessment of restitution costs that are probable, and that change resulted in a one-time reversal of certain engine and landing gear maintenance reserves that had previously been established in respect of restitution costs that are not considered probable.

•

Compensation in relation to Rolls Royce TRENT 1000 engines recognized in the first quarter of 2018: In the three-month period ended March 31, 2018, we recognized compensation in the amount of US$11.4 million from Rolls Royce in relation to the TRENT 1000 engine issues that impacted two of our Boeing 787-8 aircraft. This was originally recognized in the first quarter of 2018 as an increase in cargo and other revenue, and in the third quarter of 2018 we subsequently reclassified this amount as a gain under flight operations expense.

•

Holy Week-related travel occurred in the first quarter of 2018: In 2018, Holy Week occurred in the first quarter of 2018, whereas in 2019, all of Holy Week-related travel will occur in the second quarter of 2019. We recognize passenger income when transportation is provided, rather than when tickets are purchased. Therefore, the quarter in which Holy Week occurs impacts our revenue for such quarter. For a discussion of the impact of seasonality on our business, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Business—Our results of operations fluctuate due to seasonality and other factors.”

In addition, the following are certain additional factors are expected to impact our results for first quarter of 2019:

•

Increase in fuel costs due to increased active fleet in the first quarter of 2019: Our active fleet increased in the first quarter of 2019 when compared with the first quarter of 2018, thereby increasing our fuel consumption and fuel costs in the three-month period ended March 31, 2019. In the first quarter of 2018 our fleet activity, and therefore fuel consumption and fuel costs, were lower as a result of the then ongoing impact of the Pilot’s Strike.

•

Increase in airport facility expenses in the first quarter of 2019 due to more international routes: In order to optimize our route network, during the first quarter of 2019 we significantly reduced our domestic routes within Peru and redeployed certain aircraft to fly to destinations in North America. Airport facility expenses are higher in North America than in Peru which resulted in an increase in our airport facility expenses for the three-month period ended March 31, 2019 as compared with the same period in 2018.

•

Depreciation of the Colombian peso in the first quarter of 2019: We experienced a decrease in revenues due to a 10% depreciation of the Colombian peso against the U.S. dollar in the three-month period ended March, 2019 compared to the same period in 2018.

This discussion in relation to our preliminary financial information and estimates for the three-month period ended March 31, 2019 may be subject to change and has not been reviewed by our auditors. The preliminary financial information upon which this discussion is based is subject to normal recurring and other period-end adjustments and such information does not rise to the level of finality of quarterly unaudited financial statements. You should not place undue reliance on this discussion in relation to our preliminary financial information as our actual 2019 first quarter results may differ materially from the information presented herein and this discussion is not necessarily indicative of the results expected for the 2019 fiscal year. Accordingly, this information should not be considered as a substitute for our unaudited interim financial statements as of and for the three-month period ended March 31, 2019 once such interim financial statements become available.

B.	Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from operations. Our long-term capital needs generally result from our need to purchase aircraft. Our cash and cash equivalents were $273.1 million as of December 31, 2018 and $509.0 million as of December 31, 2017.

As of December 31, 2018, we had unsecured revolving credit lines with financial institutions providing for working capital financing of up to $423.9 million in the aggregate. Our outstanding borrowings under these unsecured revolving credit lines were $109.1 million as of December 31, 2018. As of December 31, 2018, we had an outstanding balance of short-term and long-term debt with different financial institutions amounting to $4,007.6 million for working capital purposes and aircraft debt. See “—Debt and Other Financing Agreements.”

The weighted average interest rate for all of our financial debt as of December 31, 2018 was 5.27%.

As of December 31, 2018, we had $4,007.6 million of outstanding indebtedness on a consolidated basis, of which $3,319.0 million, or 82.8%, was secured indebtedness. Our secured indebtedness comprises both long-term indebtedness (generally incurred to finance or refinance the acquisition of aircraft) and indebtedness under a revolving credit facility. Our secured financings are secured over a substantial portion of our assets including, for example, (i) security over certain collections from the sales of airline fare tickets and collections of revenue related to freight and cargo transportation services, (ii) security over certain aircraft, aircraft engines and certain spare parts, (iii) certain real estate, including a maintenance, repair and overhaul facility, (iv) security over slots at certain airports, (v) the assignment of certain insurances and reinsurances and (vi) cash and cash equivalents pledged in deposit or security accounts. In addition, we finance certain of our aircraft under ECA-guaranteed financings which are generally secured over the aircraft, leases, insurance policies and manufacturer warranties relating to the specific aircraft being financed.

Furthermore, we also finance the acquisition of aircraft through sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. As of December 31, 2018, the balance of our aircraft off-balance sheet arrangements was US$1,100.7 million, primarily related to obligations under our operating leases for aircraft in our fleet.

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

We have considered, and may in the future consider, pledging our shares of LifeMiles as security in connection with one or more potential financing transactions from a variety of sources. As of December 31, 2018, LifeMiles had $93.2 million of assets representing 1.3% of Avianca Holdings’ consolidated total assets. For the year ended December 31, 2018, LifeMiles had $202.8 million of revenue representing 4.2% of Avianca Holdings’ consolidated total revenue.

In 2019, we estimate that our dividend payment will have an effect of $5.4 million, or 1.98% of our total cash and cash equivalents as of December 31, 2018 $273.1 million. In 2018, the effect was $35.5 million, or 6.98%, of our total cash and cash equivalents as of December 31, 2017. In 2017, the effect was $25.7 million, or 6.83%, of our total cash and cash equivalents as of December 31, 2016. In 2016, the effect was $5.7 million, or 1.2% of our total cash and cash equivalents as of December 31, 2015.

Our audited financial statements as of and for the year ended December 31, 2018 contain a going concern qualification, raising questions as to our continued existence. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements” and —“Our audited financial statements as of and for the year ended December 31, 2018 contain a going concern qualification, raising questions as to our continued existence.” As stated in the going concern qualification in the audit report to our consolidated financial statements, the circumstances referred to in such risk factors sections raise a substantial doubt as to our ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In 2018, net cash flows provided by operating activities was $701.3 million, a 33% increase from $527.3 million in 2017, primarily due to an increase in account payables as a result of a new payment scheduling and lesser prepayments. These factors were partially offset by a decrease in air traffic liability, explained mainly by lower volume ticket sales during the period.

In 2017, net cash flows provided by operating activities were $527.3 million, a 7.2% decrease from $568.0 million in 2016, primarily due to an increase of $41.8 million in account receivable and an increase of $35.4 million in prepaid expenses and an offsetting effect of $52.1 million in account payable due to higher passenger compensation as a result of the Pilots’ Strike. Net profit after non-cash items was $605.1 million in 2017, a 12.4% increase from $538.4 million in 2016, primarily due to higher depreciation, amortization and impairment.

In 2016, net cash flows provided by operating activities were $568.0 million, a 56.5% increase from $363.0 million in 2015, primarily due to an increase in profitability as a result of total operating expenses decreasing at higher rate than total operating revenue. Net profit after non-cash items was $538.4 million in 2016, a 16.3% increase from $463.0 million in 2015, primarily due to the impact of a $262.7 million, or 6.3%, decrease in our operating expenses compared to a $223.0 million, or 5.1%, decrease in total operating revenue, primarily as a result of an increase in air traffic liability of $113.1 million resulting from an increase of ticket sales, an increase in deposits and other assets of $27.9 million, and an increase of account payables of $66.2 million resulting from an increase of payable days outstanding, partially offset by a decrease in currency translation adjustment due to a write off of the cash balances held in Venezuela of $236.7 million done in 2015.

Cash Flows Used in Investing Activities

Our investing activities primarily consist of capital expenditures related to aircraft, special projects and advance payments on aircraft purchase contracts. Additionally, we use cash for the purchase of spare parts and equipment related to expanding our aircraft fleet.

In 2018, net cash flows used in investing activities were $493.8 million, a 139.6% increase from $206.0 million in 2017, primarily reflecting an acquisition of intangibles assets and property and equipment. In 2018, we had cash proceeds of $132.4 million from the sale of aircraft and as a result of the sale and leaseback of our Centro de Excelencia Operacional training facility, with reduced proceeds from asset sales in 2018. In addition, we increased our CDI investments in 2018.

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

Cash Flows Used in Financing Activities

Our financing activities primarily consist of the financing of our fleet and working capital needs.

In 2018, net cash flows used in financing activities were $426.2 million, a 117.9% increase from $195.6 million in 2017, primarily due to lesser proceeds from new loans and borrowings and an increase of repayment of existing borrowings.

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

Debt and Other Financing Agreements

Historically, we have been able to fund our short-term capital needs by way of cash generated from operations. Our long-term capital needs generally result from the need to purchase additional aircraft that are financed using finance leases (including export credit agency-backed financing), commercial loans, operating leases or accessing the capital markets. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines and/or short-term loan facilities.

As detailed further in the table below, as of December 31, 2018, our total outstanding debt was $4,007.6 million, a 6.8% increase from $3,752.1 million as of December 31, 2017. Total debt as of December 31, 2018 consisted of $3,380.8 million in long-term debt and $626.7 million in current installments of long-term debt and short-term borrowings. We had unsecured revolving lines of credit with different financial institutions as of December 31, 2018, for a total of $423.9 million. As of December 31, 2018, we had $109.1 million outstanding under these lines of credit. The weighted average interest rate paid per annum as of December 31, 2018 under all our indebtedness was 5.27%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of $	% Weighted Average Rate
Aircraft	U.S. dollars	95.9%	4.1%	2,225.9	3.91%
Aircraft	Euros	100.0%	0.0%	170.9	4.98%
Corporate	U.S. dollars	29.3%	70.7%	1,019.7	6.67%
Corporate	Colombian pesos	0.0%	100.0%	3.9	8.75%
Bonds	Colombian pesos	0.0%	100.0%	28.1	9.87%
Bonds	U.S. dollars	100.0%	0.0%	559.1	7.95%

Total		78.9%	21.1%	4,007.6	5.27%

Series C Local Bonds

As of December 31, 2018, Avianca Holdings’ subsidiary, Avianca, had an aggregate principal amount outstanding of $28.1 million of Series C bonds due 2019, which we refer to herein as the Local Bonds. Subject to certain exceptions, the Local Bonds restrict Avianca’s ability to incur additional indebtedness, including to provide guarantee, to make capital investments and to pay dividends to us.

Since January 1, 2016, Avianca is allowed to pay dividends to Avianca Holdings only if:

•	there is no default or event of default under the Local Bonds;

•

Avianca’s debt service ratio (i.e., the ratio of Avianca’s adjusted EBITDAR (net income + noncash (interest) expenses + financial expenses + leasing costs) to debt service obligations (interest and principal payment costs + leasing costs)) is equal to or greater than 1.4 times;

•	the amount of the dividend to be paid does not exceed 20% of Avianca’s EBITDA for the prior fiscal year; and

•

after giving effect to the dividend to be paid, Avianca’s liquidity (i.e., its (i) cash and cash equivalents and (ii) cash investments (in the case of each of (i) and (ii), excluding amounts deposited in special purpose liquidity, interest services or capital services accounts), less (iii) its operating cash flow) is at least 15.0% of its scheduled debt service projected for such fiscal year.

Under the Local Bonds, Avianca is restricted from making certain additional investments (other than investments in Avianca’s fleet) and incurring or guaranteeing additional debt during periods when the debt service ratio described above is less than 1.4 to 1 and a leverage ratio is greater than 4.5 to 1. The leverage ratio is obtained by dividing:

•

(i) (a) the financial obligations of Avianca and its subordinates plus (b) leasing costs paid during the prior fiscal year multiplied by seven, plus (c) the total net pension liabilities of the payments made to ACDAC´s pension fund (Caja de Auxilios y Prestaciones de ACDAC—CAXDAC), plus (d) the guarantees granted in favor of third parties related to financial indebtedness of affiliated airlines, less liquidity surplus calculated as (x) cash and cash equivalents plus (y) treasury investments, less (z) the operational costs and expenses for the prior fiscal year divided by 12; by

•	(ii) Avianca’s adjusted EBITDAR.

As of December 31, 2018, Avianca’s leverage ratio was 6.2 to 1. Therefore, as of December 31, 2018, Avianca was not meeting its debt service ratio described above for purposes of the Local Bonds and would therefore not be permitted to pay dividends to Avianca Holdings. However, this failure does not constitute an event of default and does not give holders of the Local Bonds the ability to accelerate this debt. Such non-compliance restricts Avianca’s ability to incur or guarantee new debt and such factor was not waived by the holders of the Local Bonds at a duly convened meeting of holders on January 18, 2018.

The events of default under the Local Bonds include failure to timely pay principal or interest, litigation matters resulting in a material adverse effect not remedied within 75 days, liquidation, acceleration of debt not remedied within 30 days and breaches of covenants.

The terms above describe the Local Bonds as amended by Addendum No. 2 to the Local Bonds Prospectus, which was approved by the SFC and the Bondholders Assembly on February 24, 2014 and on December 5, 2013, respectively. Addendum No. 2 primarily increased the flexibility of the covenants initially imposed on Avianca by, among other modifications:

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

Bank Loans and Export Credit Agency Guarantees

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. In the future, we may not be able to secure financing on terms acceptable to us or at all. If that is the case, we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect. For more information, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—We may not be able to obtain the capital we need to finance our growth and modernization strategy”

As of December 31, 2018, our total fleet contained 190 aircraft (including, two A319s, one A330F subleased to Oceanair and two Embraer 190 leased to Aerolitoral S.A. de CV) comprised of 178 passenger aircraft and 12 cargo aircraft, 53 of which were subject to operating leases, and 137 of which were owned. One A330-200 that was subleased to Oceanair was returned at the end of February 2019 and one A330-200F was returned in March 2019. Of the 137 owned aircraft, 15 are owned outright, 74 have been financed using commercial loans with separate guarantees issued by export credit agencies, or ECAs, in Europe or EXIMs in the United States, 4 aircraft through a Japanese operating lease with a call option structure “JOLCO”and 48 have been financed with loans without ECA/EXIM guarantees. During 2018, we obtained $422.8 million in loans in order to finance the purchase of one B787 through a Japanese operating lease with a call option structure “JOLCO” plus “UK ECA”, one A320, two A321 and two A330 aircrafts. During 2017, we financed the purchase of three aircraft through a Japanese operating lease with a call option structure “JOLCO”, for an aggregate amount of $207.5 million. Additionally, we refinanced three aircraft (two A320 and one A319) through a commercial loan for a total amount of $50.0 million, which matures in 2025. Recently, we financed the purchase of two aircraft through two JOLCOs, for an aggregate amount of $52.4 million, which matures in 2024.

Under the terms of our commercial bank loans guaranteed by ECAs, we currently obtain an 80.0% advance ratio. These loans are typically denominated in U.S. dollars and accrue interest at a variable interest rate linked to London Interbank Offer Rate, or LIBOR. Typically, aircraft are financed either through ECA-guaranteed commercial debt, through private placements in bundles of three to five aircraft to optimize legal fees and to obtain competitive prices, through commercial bank loans and recently we have been accessing financings through JOLCO. A bidding process is used for each package and the most competitive offer is selected. Our current fleet is financed with various top tier banks and private investors in the United States, Europe and Japan.

The following table shows our outstanding fleet financing debt by financial institution, ECA-guaranteed loans and direct financial loans, as of December 31, 2018:

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of $)
Barclays	35.3	0.0	0.0	0.0	35.3
BNDES	0.0	0.0	46.1	0.0	46.1
BNP Paribas	76.0	124.6	0.0	38.7	239.3
Calyon	6.4	0.0	0.0	0.0	6.4
CFC	0.0	0.0	0.0	8.8	8.8
Citibank	160.3	0.0	0.0	0.0	160.3

Bank	ECA Guaranteed Loans	Eximbank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of $)
DVB Bank	0.0	0.0	0.0	60.0	60.0
GECAS	0.0	0.0	0.0	62.9	62.9
HSBC	55.8	0.0	0.0	0.0	55.8
JP Morgan	439.8	0.0	0.0	0.0	439.8
KGAL	0.0	0.0	0.0	241.3	241.3
Natixis	54.4	0.0	0.0	26.1	80.5
PEFCO	0.0	1.4	0.0	0.0	1.4
Other Investors(1)	145.7	0.0	0.0	813.0	958.7
Total	937.7	126.0	46.1	1,250.9	2,396.7

(1)	Other investors include (ING Capital LLC, US Bank NA, Japanese Investors and Private Placement)

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

The agreed Avianca-ECA Structure requires us to maintain compliance with financial covenants. Under these covenants, we must maintain an EBITDAR coverage ratio of not less than 1.75 to 1.00. Additionally, these financial covenants require that we maintain a capitalization ratio of not more than 0.86 to 1.00 and a minimum liquidity level of $350 million. As of December 31, 2018, our EBITDAR coverage ratio was 1.85 to 1.00, our capitalization ratio was 0.85 to 1.00 and our liquidity level was $432.9 million, it being recognized that calculations can differ between our financings.

The Avianca-ECA Structure also imposes a negative pledge, which prevents us from creating or permitting any security interest over any of our assets other than a security interest arising by operation of law in the ordinary course of business, a security interest in respect of less than 50.0% of our issued capital stock (provided that such security interest is created in connection with the raising of finance for a member of the Avianca group), or any security interest created with the prior written consent of the relevant security trustee.

We have also entered into term loan and revolving credit facilities, the use of proceeds of which included the financing of aircraft. These commercial financings are not supported by ECAs, but contain certain negative and affirmative covenants similar to those included in the Avianca-ECA Structure. The financial covenants that are included in the relevant credit facilities are generally consistent with the financial covenants under the ECA documentation.

In August 2018, we entered into a credit and guaranty agreement for a total amount of $100.0 million with the proceeds being used for fleet renovation and other general corporate purposes.”

Certain of our term loan and revolving credit facilities, as well as certain of the documents governing our ECA financings include change of control provisions which may result in events of default if there is a change in control of our company. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

Senior Notes

On May 10, 2013, we completed a $300,000,000 private offering of our 2020 Notes, under Rule 144A and Regulation S under the Securities Act. On April 8, 2014, we completed a $250,000,000 private offering of additional 2020 Notes first issued on May 10, 2013.

The 2020 Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10. The 2020 Notes are fully and unconditionally guaranteed by six of Avianca Holdings’ subsidiaries, Avianca, Avianca Costa Rica, Avianca Leasing, Taca, Taca International and Avianca Peru in an amount equal to U.S.$375,000,000.

The 2020 Notes may be redeemed at our option, in whole or in part, at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, if any, to the date of the redemption, as provided for in the indenture governing the notes. In addition, after May 10, 2019, the 2020 Notes may also be redeemed in whole, or in part, at 100.0% of their principal amount, plus accrued and unpaid interest. The 2020 Notes may also be redeemed in whole, but not in part, at 100.0% of their principal amount, plus accrued and unpaid interest upon the occurrence of specified events relating to tax laws.

The terms of our 2020 Notes contain a change of control repurchase provision which provides that if the there is a rating downgrade in such notes by each rating agency that rates the Notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Business —BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

New Aircraft and Engine Purchases

As of December 31, 2018, we had entered into several agreements to acquire up to 124 Airbus A320 family aircraft for delivery between 2019 and 2025. Recently, we have entered into an amendment to such purchase agreements pursuant to which we have reduced our order of Airbus A320 Neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020, 2021 and 2022 which will now be delivered between 2026 and 2028 as well as agreed on certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity). This agreement enables us to further strengthen our cash position and reduce leverage, capital expenditures and future financial commitments.

We intend to meet our pre-delivery payment requirements for new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 26, 24, 21, 18, 15 and 12 months prior to delivery, according to each contractual obligation.

The following table sets forth our firm contractual deliveries currently scheduled from the date of this annual report through 2028:

Aircraft Type	2018(1)	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	Total
Boeing 787-9	—	1	—	2	—	—	—	—	—	—	—	3
Airbus A320 neo	—	3	3	—	—	15	15	14	15	14	6	85
Airbus A321 neo	—	—	3	4	4	5	5	5	—	—	—	26
Total(2)	0	4	6	6	4	20	20	19	15	14	6	114

(1)

This does not include (a) two Airbus A330 aircraft and two A321-200 aircraft delivered in the first quarter of 2018, (b) five A320-Neo delivered up to December 2018, one Boeing 787-8 delivered up to December 2018 and three Boeing 787-9 for delivery between 2020 and 2021.

(2)

We also have purchase rights options to purchase up to nine Boeing 787 Dreamliners. In April 30, 2015, the Company signed a Purchase Contract for a total of 100 A320 New Engine Option (NEO) family aircraft with deliveries between 2019 and 2024, which are included in the contractual delivery schedule set above. In line with our initiatives directed toward achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity), but did not alter the total deliveries scheduled between 2017 and 2025. In December 2017, the Company signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. In February 2019, we signed a credit agreement that assigns three 787-9 aircraft to Valderrama Aviation Limited.

The Company also has three firm orders for the acquisition of spare engines with deliveries between 2019 and 2020.

The following table sets forth our firm contractual engines deliveries currently scheduled through 2020:

Engine Type	2019	2020	Total
LEAP-1A24	—	1	1
LEAP-1A26	1	1	2
Total	1	2	3

Pension Liabilities

We update the value of our pension plan’s liabilities at each reporting period based on an actuarial valuation prepared by an independent firm, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses borne by the Company, as applicable. As of December 31, 2018, we had outstanding retirement pension plan and employee benefits obligations in the amount of $144.9 million, which according to Act 860 of 2003 will have a maximum period of payment until 2023, in the case of Avianca and Tampa Cargo. For more information, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Company—We may be liable for the potential under-funding of a pilot’s pension fund.”

C. Research and Development, Patents and Licenses

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States. We decided to register Avianca Holdings as the owner of the new figurative trademark while Avianca remains the owner of the nominative trademark.

Both, the figurative and the nominative trademark Avianca, are currently used to identify, from the commercial standpoint, the business of all operating airlines in all territories.

To identify our Colombian courier services, we use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc. To identify international courier services from the United States to Colombia, we use the Avianca Express trademark under a license agreement; we also have a franchise agreement by which we use this trademark to commercialize courier services from Spain to some Andean countries. We began using the Avianca Cargo trademark to identify international cargo services provided by the subsidiary company Tampa Cargo and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary LifeMiles Ltd., to identify our frequent flyer program. We also license the new figurative trademark and the Avianca trademark to Oceanair, a Brazilian company, and to Avian Líneas Áereas S.A., an Argentinean company. All our material trademarks are registered with the trademark office in each jurisdiction, as required by our commercial needs.

Information Technology

During 2010 to 2012 we completed the successful implementation of the first phase of our Enterprise Transformation Project (“ETP”). In this phase we standardized our commercial and passenger processes, services and platforms. This effort included all of our airline subsidiaries which were certified under the industry leading suite “Amadeus Altea.” During 2013-14 we completed the second phase of our ETP which included call center consolidation as well as the implementation of our single commercial code. Additionally, our IT group completed the technical readiness requirements which enabled the company to incorporate the Boeing 787 into our fleet (e-enabling). During 2015 we implemented our unified MRO Next generation software solution. During 2016 and 2017 we restructured and defined our IT roadmap which contains the main strategic projects to be developed from 2017 to 2020. During 2018 we executed and implemented multiple projects defined and prioritized in this IT roadmap.

As part of our Vision 2020 we have redefined our priorities and we have defined a digital trnasformation strategy that reflects our customer centric approach and focuses on productivity improvement and business priorities. We have worked on projects like CRM and are still working on the Digital Transformation program, that will revamp our efforts to offer a better customer experience. The strategy includes the outsourcing of some IT functions to leaders in the IT market that will facilitate access to better practices and more efficient costs of operation.

D.	Trend Information

During 2019, we currently expect to continue growing our passenger, cargo and loyalty business segments. However, we expect to continue to face competition, soft macroeconomic conditions in Latin America, and depreciated local currencies, which may put pressure on market yields.

Our capacity for 2018 increased 8.7% in part to due to the annualized effect that the Pilots’ Strike had throughout on our capacity deployment in 2017. In addition, we expect to increase international frequencies and start operating to new destinations in North, South America and Europe, further the capacity deployed during 2017 to Europe while the Colombian domestic markets continue to mature. Further, we have negotiated a strategic alliance with United Airlines which, if executed and successfully implemented, could offer our customers certain benefits that each airline is unable to provide by itself. Our capacity, measured in ASKs, increased 8.7% during 2018 compared to 2017. In addition, our passenger traffic, measured in RPKs, grew 8.7%, reaching a consolidated load factor of 83.1%, equaling the 2017 load factor. Further yields improved 5.8% compared to 2017.

While our operating expenses increased compared to 2017, the capacity we deployed throughout our network outgrew this increase in expenses resulting in a positive impact on our CASK ex-fuel. Looking forward, cost controls will continue to be key within our adjustment process in order to ensure profitable long-term results. Over the next coming quarters, we plan to continue to benefit from our new maintenance and training facilities, which are now fully operational. We will continue to strive to make our cost structure more efficient and to offset potential decreases in demand with more efficient asset utilization and aim to enhance efficiency by streamlining our support processes to reduce commercial costs. In addition, we aim to increase operational and administrative productivity through the standardization of our technology platform, productivity improvements in airports and implementing additional new administrative cost optimization initiatives.

Fuel prices have remained volatile to date in 2018. In addition, geopolitical conflicts, especially between Saudi Arabia and Iran may put pressure on international fuel prices, which is significant to us because fuel costs represent 26.0% of our total operating expenses. We intend to continue to seek to manage increases in fuel prices through our fuel-hedging policy and, to the extent permitted by competitive conditions, the use of pass-through mechanisms for both our passenger and cargo operations.

In our loyalty business, we expect to continue to grow our member-base as we expand to other potential markets. Moreover, we continue to strive to enhance the value proposition for our customers as we continue to expand the range of products and services in which our members are able to earn and redeem their LifeMiles. Furthermore, during 2019 we expect to continue to consolidate the LifeMiles loyalty program as a leader in loyalty coalition programs in Latin America.

In our cargo business, we seek to continue to optimize the use of the capacity that we have already deployed over the past 12 months. In furtherance of that goal we anticipate further harmonizing our cargo network with Aerounion in Mexico as well as our commercial partnership in Brazil. We expect export flows from Latin America to continue to recover as the currency depreciation across the region continues to create a competitive advantage. We continue to monitor the cargo market trends in order to explore new opportunities as well as to react to potential changes in the business environment. Finally, we continue to optimize the utilization of passenger aircraft bellies with the objective to maximize synergies associated to our integrated passenger cargo business model.

E.	Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not recorded as liabilities on our balance sheet. As of December 31, 2018, 53 of the 190 aircraft in our operating fleet were subject to operating leases. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. As of December 31, 2018, the balance of our aircraft off-balance sheet arrangements was $1,100.7 million.

F.	Contractual Obligations

Our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2018 included the following:

	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
	(in $ millions)
Aircraft and engine purchase commitments(2)(3)	15,763.3	1,204.1	(5)	4,974.2	4,813.2	4,771.7
Aircraft operating leases	1,100.7	245.6		411.9	256.5	186.7
Engine operating leases	48.0	10.1		18.9	9.6	9.4
Aircraft debt(4)	2,396.7	316.3		598.2	519.1	963.2
Bonds	587.3	37.4		549.9	—	—
Other debt	1,023.5	273.0		388.7	355.6	6.2
Interest expense	693.9	200.2		253.8	118.7	121.2

Total	21,613.5	2,286.8		7,195.6	6,072.7	6,058.4

(1)

Future interest payments are calculated based on interest rates of current debt and projected interest payments at negotiated rates for projected future debt to meet our capital expenditure requirements.

(2)

Includes firm commitment obligations to purchase aircraft and aircraft engines under existing purchase contracts. Amounts based on aircraft and engine list prices. See “Liquidity and Capital Resources—New Aircraft and Engine Purchases” for current firm commitments for aircraft and engine purchases.

(3)

In line with our initiatives directed toward achieving a leaner capital structure and reducing the current levels of debt, in April 2016, we negotiated with Airbus a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity), but did not alter the total deliveries scheduled between 2017 and 2025.

(4)	Includes obligations under debt used to finance owned and finance leased aircraft.
(5)

On February 26, 2019, we signed a credit agreement that assigns three 787-9 aircraft to Valderrama Aviation Limited. In addition, in March 2019, Avianca signed an amendment to the purchase agreement of the A320 Neo family which reduces the order by 17 aircraft, it also changes the delivery dates of the aircraft now to be delivered between 2019 to 2028 as well as makes certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity).

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

•

Airbus – We have 111 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2019 and 2028. Under the terms of these agreements to acquire Airbus aircraft, we must make pre-delivery payments to Airbus on predetermined dates.

•	Other – We have three firm orders for the acquisition of spare engines with deliveries between 2019 and 2020.

The value of the final purchase orders is based on the aircraft list price (excluding discounts and contractual credits granted by the manufacturers) and includes estimated incremental costs. As of December 31, 2018, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized above. Advance payments are subsequently applied to aircraft acquisition commitments.

In line with our initiatives directed toward achieving a leaner capital structure and reducing the current levels of debt, we have undertaken several initiatives to adjust the schedule originally agreed upon for advanced payments and aircraft acquisition. In particular:

•

In April 2016, we negotiated with Airbus for a significant reduction of our scheduled aircraft deliveries for 2019, 2018 and 2017 and certain changes to the type of aircraft (both upgrades and downgrades in passenger carrying capacity), without altering the total deliveries scheduled between 2018 and 2025;

•	In July 2017, we negotiated with Boeing for the delivery of one additional 787-8 aircraft in September 2018 and it was delivered during 2018;

•	In September 2017, we negotiated with Boeing for an upgrade to the type of aircraft to be delivered in 2019 (from three 787-8 aircraft to three 787-9 aircraft);

•	In November 2017, we negotiated with Transasia Airways Corporation for one A330-300 aircraft to be delivered in January 2018;

•	In December 2017, we assigned five A-320 Family aircraft to Muisca Aviation Limited and four A-320 Family aircraft to Tejo Aviation Limited;

•	In January 2018, we negotiated with V Air Corporation and Transasia Airways Corporation for the delivery of one A321-200 aircraft from each company in March 2018;

•	In February 2019, we signed a credit agreement that assigns 3 787-9 aircraft to Valderrama Aviation Limited;

•

In March 2019, Avianca signed an amendment to the purchase agreement of the A320 Neo family which reduces the order by 17 aircraft, it also changes the delivery dates of the aircraft now to be delivered between 2019 to 2028 as well as makes certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity); and

•

In February, 2019, we negotiated a revised delivery schedule with Boeing in respect of three 787-8 aircraft originally scheduled for delivery in 2019, with delivery of two of those aircraft rescheduled for delivery in 2020.

As of December 31, 2018, our advanced payments and aircraft acquisition commitments were as follow:

	Year one	Year two	Year three	Year four	Year five and thereafter	Total
Advance payments	223.1	237.9	205.6	210.7	380.6	1,257.9
Aircraft acquisition commitments	981.1	2,123.3	2,407.3	2,162.1	6,831.5	14,505.3

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

According to the Company’s bylaws, its board of directors is composed of a minimum of 11 and a maximum of 14 members. The board is focused on determining our overall strategic direction and is responsible for establishing our general business policies, appointing our Chief Executive Officer and supervising its management. The board’s chairman has a non-executive function and is elected by majority vote of the directors present at the board meeting at which there is a quorum, in accordance with the procedures as specified in the Amended and Restated Joint Action Agreement.

Pursuant to the Amended and Restated Joint Action Agreement, a majority of the directors serving on the board at any time shall consist of individuals who qualify as “independent” under the rules and regulations of the New York Stock Exchange. BRW, Kingsland and United are entitled to appoint a number of such independent directors proportional to their respective ownership of common shares in relation to the common share owned by Kingsland, BRW and United; however, in the case of BRW, this number is reduced by two. Furthermore, BRW and Kingsland shall appoint two additional independent directors as consensus directors (one of whom shall be appointed to the Executive Committee and one of whom shall be appointed as his or her alternate). Of the total number of directors who are not independent directors, BRW, Kingsland and United are entitled to appoint a number of such directors proportional to their respective ownership of common shares in relation to the common share owned by Kingsland, BRW and United. Notwithstanding the foregoing, the minimum threshold of ownership applicable to the first director to be appointed by United will be 5% of the then outstanding common shares. Until United appoints a director or other conditions specified in the Amended and Restated Joint Action Agreement are fulfilled, United shall be entitled to designate one representative to attend, strictly as an observer and in accordance with specific confidentiality provisions, all meetings of the boards of directors of Avianca Holdings and its subsidiaries as well as any and all committees thereof. For more information, see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Amended and Restated Joint Action Agreement and Share Rights Agreement.”

However, if all of the obligations under the United Loan are repaid in full, there shall be certain changes to the appointment of directors, as follows: a majority of the directors serving on the board at any time shall consist of individuals who qualify as “independent” under the rules and regulations of the New York Stock Exchange. BRW, Kingsland and United shall be entitled to appoint a number of such independent directors proportional to their respective ownership of common shares in relation to the common share owned by Kingsland, BRW and United.

Members of our board of directors are elected at the general shareholders’ meeting, serve for a period of one year and may be reelected. We do not have a mandatory retirement age for our directors. Our board of directors currently meets on a quarterly basis, or more frequently if needed, and may deliberate and act with the presence and votes of the majority of its members. A majority vote shall constitute an act of the board.

The shareholders meeting held on March 22, 2019 resolved to elect the following members of the board of directors.

Name	Position	Age	Nationality	Dependence
Germán Efromovich	Chairman of the Board of Directors	69	Brazilian and Colombian	Non-Independent
Roberto José Kriete	Director	66	Salvadoran and Colombian	Non-Independent
José Efromovich	Director	64	Brazilian and Colombian	Non-Independent
Alexander Bialer	Director	72	Brazilian	Non-Independent
Rafael Alonso*	Director	67	Spanish	Non-Independent
Luisa Fernanda Lafaurie*	Director	59	Colombian	Independent
Isaac Yanovich	Director	75	Colombian	Independent
Óscar Darío Morales	Director	66	Colombian	Independent
James P.S. Leshaw	Director	54	American	Independent
Álvaro Jaramillo	Director	67	Colombian	Independent
Rodrigo Salcedo*	Director	43	Salvadorian	Independent

*	New members of the board of directors since March 22, 2019

During the course of 2018, Mr. Raul Campos, Mr. Juan Guillermo Serna and Mr. Ramiro Valencia were members of our board of directors, and each of those directors resigned from our board of directors as of March 13, 2019.

Mr. Germán Efromovich has been the Chairman of the Company’s board of directors since August 2013. He served as Avianca’s director since December 2004 and Avianca Holdings’ Director since February 2010, duly appointed pursuant to the joint action agreement. Germán Efromovich indirectly controls multiple investments in the aerospace, hospitality, petroleum, ground transportation and agricultural industries. Through BRW Aviation LLC German represents the Company’s largest shareholder. Mr. Efromovich holds a bachelor’s degree in mechanical engineering from the University of Brazil, FEI, São Paulo. For 40 years he has participated in the development and expansion of various companies in Brazil, Colombia, Ecuador, Argentina and Mexico.

Mr. Roberto José Kriete served as Chairman of the Company’s board of directors from February 2010 to August 2013, was a director of Taca from 1982 to February 2010, and CEO of Taca from 2001 to February 2010. Pursuant to the Amended and Restated Joint Action Agreement, Kingsland currently has the right to appoint Mr. Kriete as member of the board of directors. Mr. Kriete holds a master’s degree in business administration from Boston College and a degree in economics from the University of Santa Clara. He currently serves as Kingsland’s Chairman, President of the Kriete Investment Company Group, President of the Gloria de Kriete Foundation, as well as a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economía y Negocios (ESEN). He has extensive experience in the airline industry as founder and member of the board of directors of Volaris in Mexico, and President of the Latin American and Caribbean Air Transport Association (ALTA).

Mr. José Efromovich served as Avianca’s director from July 2005 to February 2010 and since then has been duly appointed as director pursuant to the joint action agreement. José Efromovich indirectly controls multiple investments in the aerospace, medical diagnostics and industrial inspection industries. Through BRW Aviation LLC Jose represents the Company’s largest shareholder. Mr. Efromovich holds a degree in civil engineering from the Mackenzie Engineering School in São Paulo. For 35 years he has participated in the development and expansion of various companies in Brazil, Colombia and Ecuador.

Mr. Alexander Bialer served as Avianca’s director from December 2004 to February 2010, and since then has been duly appointed as our director by Synergy and BRW, as applicable, pursuant to the joint action agreement. Mr. Bialer holds a degree in mechanical engineering from Instituto Tecnológico da Aeronáutica (ITA) in Brazil, and an MBA/LS in systems management from Fundaçao Getúlio Vargas. He spent most of his career at General Electric, as Director of Business Development in South America, until his retirement in 2002. Mr. Bialer also served on the boards of Companhia de Saneamento Basico do Estado de Sao Paulo (Sabesp), Andritz Hydro Inepar, the GE Brazil pension fund (Gebsaprev), Pacific Rubiales, Romi and Jereissati, as well as on the boards of several non-listed companies.

Mr. Rafael Alonso was born in Madrid, Spain on April 10, 1952. He holds a master’s degree in Aeronautical Engineering from the Polytechnic University of Madrid. He also studied management and finance courses at the IMD in Lausanne, Switzerland and European Management Center in Brussels, Belgium. He began his professional career in 1980 as a Design Engineer in Flight Controls at The Boeing Company in the state of Washington, USA. In 1983 he worked for Airbus Defense and Space in Madrid in Customer Support and in 1984 he was sent to Toulouse to integrate the sales team for Latin America and the Caribbean. In 1988 he was appointed Vice President of Sales for Latin America, the Caribbean and Spain. In 2007 he was assigned to establish in Miami the Commercial Offices for Latin America and the Caribbean. During his professional career at Airbus, Rafael Alonso has performed several functions of leadership, until his appointment in 2011 as President of Airbus for Latin America and the Caribbean. He held the position until his retirement in October 2018.

Ms. Luisa Fernanda Lafaurie is a Colombian who graduated from the Faculty of Economics of the Universidad Javeriana in Bogotá, Colombia. She holds a postgraduate degree in Finance from the Universidad de los Andes, and a Senior Management degree and an MBA from the same higher education center. She has experience in the public and private sectors, among which stand out: Minister and Deputy Minister of Mines and Energy, during the government of President Andrés Pastrana; founding partner of Sumatoria Investment Bank, and financial and comercial advisor in the mining and energy sector, having worked for Carbones de Colombia S.A / Carbocol in various sales positions. She was CEO of CENIT SAS from 2016 to 2018 and of OCENSA S.A from 2013 to 2016, among the largest pipeline companies in Colombia. Currently she is a board member of Emgesa, Financiera de Dersarrollo Nacional (FDN), Mercantil Colpatria, Seissa Groupe and Universidad de los Andes.

Mr. Isaac Yanovich has served as our director since February 2010 and as Avianca’s director from September 2007 to February 2010. He holds a degree in industrial engineering from Universidad de los Andes in Colombia and Pittsburgh University, and a graduate degree in industrial management from Massachusetts Institute of Technology. Mr. Yanovich was a founding member and director of Banca de Inversión Betainvest S.A., Executive Vice-President of Tecnoquĺmicas S.A., Lloreda Grasas S.A. from 1981 to 1986, Invesa S.A. from 1987 to 1997, and Ecopetrol S.A. from 2002 to 2006. Mr. Yanovich is a member of the board of directors of Tecnoquĺmicas S.A., Universidad Icesi, ISA, Gases de Occidente and member of the investment committee of the private equity fund Nexus.

Mr. Óscar Darío Morales has served as our director since April 2012. He obtained a degree in public accounting from Universidad Javeriana in Cali, with a specialization in finance. Mr. Morales was Chief Executive Officer of the CARVAJAL Group from 2007 to April 2013, managing partner of Deloitte & Touche Colombia, chairman of the board of directors of Deloitte Latin America (Colombia), and managing partner for Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche. He served as a member of the board of directors of Propal, Assenda, Carpak, Integrar, Pensiones y Cesantías Colpatria, Cali’s Chamber of Commerce, Andi, Ciamsa, Industrias Lehner, among others.

Mr. James P.S. Leshaw has served as an independent director since March, 2018. He obtained a degree in law from New York University School of Law, and a B.A. Political Science and Religion, from Tufts University. He began his career at Skadden Arps in New York, and worked at Greenberg Traurig in Miami for more than 20 years. He has more than 25 years of experience as a commercial lawyer handling domestic and international business disputes and transactions throughout the United States, Latin America, the Caribbean and Europe.

Mr. Álvaro Jaramillo has served as our director since February 2010 and as Avianca’s director during several periods, the most recent from September 2007 to February 2010. He obtained a degree in business administration from Universidad del Norte in Colombia. Mr. Jaramillo is the founding partner of iQ Outsourcing, Colombia’s leading BPO, was Vice President of the Philadelphia National Bank from 1973 to 1981, and Chief Executive Officer of Avianca, Banco de Colombia and several financial institutions in Colombia. He has been counselor and independent board member in several large corporations in Colombia and abroad and he currently serves as a member of the board of directors of Constructora ConConcreto S.A and Grupo Daabon.

Mr. Rodrigo Salcedo has more than 20 years of experience in corporate finance, investment banking and private equity, focusing on mergers and acquisitions, strategic advice, valuations, structured finance, capital raising and restructuring of debt and equity. Mr. Salcedo is a founder and is currently a managing partner of the private equity firm Caoba Capital and has been with the firm since 2005. He has participated in the design and implementation of multiple transactions in Latin America and manages a private equity portfolio with investments in Central America, Mexico and the Andean Pact. Previously, he was Senior Manager of Ernst & Young, where he was the head of operations team in Central America, with focus on M & A, debt restructuring and corporate strategy. Previously, he worked at Grupo TACA, where he served as Director of Corporate Finance, supervising the budgeting and capital financing decisions of the Company. Mr. Salcedo serves in several boards. He is a member of the board of directors of the packaging company Cartones America, S.A., of the distribution, logistics and ground transportation company Traxion, of the banking conglomerate holding company Inversiones Financieras Grupo Azul, of the maintenance and repair company MRO Holdings, and of the airline Volaris. Mr. Salcedo holds a BA in Economics from the University of California at Berkeley, where he graduated with honors.

Executive Committee

In accordance with the Amended and Restated Joint Action Agreement, the board shall establish a board committee to consist of one independent director appointed by BRW, one independent director appointed by Kingsland (provided that under certain conditions, as specified in the Amended and Restated Joint Action Agreement, such seat may be filled by one independent director appointed by United) and one consensus director selected by the other two members of the Executive Committee (the “Executive Committee”). The consensus director that is not selected to be a member of the Executive Committee shall serve as an alternate member of the Executive Committee and is eligible to attend Executive Committee meetings and to vote in the place of the other consensus director if such other consensus director is not present at such meeting for such vote.

The Executive Committee shall review all matters to be presented to the board, and the approval of a majority of the members of the Executive Committee shall be required for any agenda item or matter requiring a decision or resolution of the board, prior to its presentation to the board (subject to certain limited exceptions relating to the duties of the board of directors).

The Amended and Restated Joint Action Agreement provides that if BRW has made certain repayments in respect of the United Loan and if certain other conditions are satisfied, the Executive Committee shall cease to operate. The Executive Committee shall also cease to operate if all of the obligations under the United Loan are repaid.

Executive Officers

The Company is managed by the board of directors and its executive officers. Our Chief Executive Officer and Chief Financial Officer are appointed by the board, in compliance with the vacancy procedures set forth in the Amended and Restated Joint Action Agreement. The Amended and Restated Joint Action Agreement mentions the appointment procedures for the CFO, CEO and Secretary, and does not mention the appointment procedures for the other executive officers. Other executive officers are selected by the Chief Executive Officer.

Name	Position	Appointment Date	Age	Nationality
Hernán Rincón Lema(1)	Chief Executive Officer of Avianca Holdings S.A.	April, 2016	66	Colombian
Roberto Held	Senior Vice-President of Finance and Chief Financial Officer	November, 2016	43	Colombian
Renato Covelo	Senior Vice-President General Counsel and Secretary	December, 2016	44	Brazilian
Gerardo Grajales Lopez	Chief Transformation Officer	April 2019	56	Colombian
Ana María Rubio	Senior Vice-President of Human Resources	July, 2015	48	Colombian
Silvia Mosquera	Senior Vice-President of Sales, Marketing and Revenue	November, 2016	42	Spanish
Matthew Vincett	Chief Executive Officer of LifeMiles Ltd.	June, 2017	47	Canadian
María Paula Duque	Senior Vice-President of Strategic Relations and Customer Experience	July, 2016	49	Colombian
Gustavo Cadavid	Senior Vice-President of Customer Service	September, 2003	43	Colombian
Jose Luis Quirós	Senior Vice-President of Engineering and Maintenance	March 2019	57	Venezuelan

(1)

Mr. Hernán Rincón Lema has tendered to our board of directors his resignation as Chief Executive Officer effective April 30, 2019. See “Item 4. Information on the Company—Part B. Business Overview—Recent Developments—Resignation of Chief Executive Officer.”

During the course of 2018, Mr. Eduardo Asmar was a Senior Vice-President of Strategy and Network and Mr. Miguel Montoya was a Technical Vice-President of Maintenance and Engineering, and each such executive officer resigned as of March 29, 2019.

Mr. Hernán Rincón has served as our Chief Executive Officer since March 2016. Previously, he worked in companies of the technology and telecommunications industries, such as Microsoft, Ferag Americas, Cocelco and Grupo Unysis. Mr. Rincón holds a bachelor of arts degree in mathematics and computer science from State University of New York, a master of science degree in industrial engineering from Universidad de los Andes in Colombia, and a master’s degree from Harvard’s John F. Kennedy School of Government, where he was a member of the prestigious Edward S. Mason program.

Mr. Roberto Held has served as our Senior Vice-President of Finance and Chief Financial Officer since November 2016. He holds an industrial engineering degree from Universidad de los Andes in Colombia, a post-graduate degree in financial law from Universidad de los Andes, and an executive MBA from Instituto de Empresa in Madrid. Prior to joining the Company, Mr. Held served as Chief Financial Officer for Procafecol S.A.-Juan Valdez Coffee, and had a 10-year career at Citi as Vice-President of Cash Management, Vice-President of Equity Capital Markets & Trading Unit for Colombia and Perú. He also worked for 5 years at the Colombian Stock Exchange, holding different positions.

Mr. Renato Covelo has served as our Senior Vice-President General Counsel and Secretary since December 2016. He holds a law degree from the law school of Faculdades Metropolitanas Unidas in São Paulo, a post-graduate degree in corporate and economics law from the Getulio Vargas Foundation, and a master’s degree in international law from the University of São Paulo. Prior to joining the Company, he served as General Counsel of Azul Linhas Aéreas Brasileras S.A. and worked in several law firms, including the prestigious Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also worked in the legal departments of various organizations in Brazil. See also “Item 4. Information on the Company—Part B. Business Overview—Recent Developments—Resignation of Chief Executive Officer.”

Mr. Gerardo Grajales Lopez has served as our Chief Transformation Officer since April 2019. He has served as our Executive Vice-President of Strategic Business Units between November 2016 and March 2019, prior to which he served as our Executive Vice-President and Chief Financial Officer since February 2010, and as Avianca’s Chief Financial Officer from May 2002 to February 2010. He has a bachelor of science degree in business administration from Universidad ICESI in Cali and an M.S. in finance from Baltimore University. Prior to his service with us, Mr. Grajales was the treasurer of Gillette Colombia from 1991 to 1995. He joined Baxter Pharmaceutical as Chief Financial Officer in 1995 and also acted as that company’s marketing director for the Andean countries of Ecuador, Peru and Venezuela. In 1998, he worked in the electric power industry in Colombia as the Chief Financial Officer of 3 power distribution companies owned by Houston Power and Light, and subsequently acted as Chief Executive Officer of 2 thermal power plants located near Cartagena, Colombia, operated by AES Corp.

Ms. Ana María Rubio has served as our Senior Vice-President of Human Resources since July 2015. She holds a bachelor’s degree in business administration and finance from Politécnico Grancolombiano in Colombia, and a post-graduate degree in human resources from Universidad de los Andes in Colombia. Previously, Ms. Rubio served as Human Resources Director at Merck’s KGaA for Latin America, where she oversaw 21 countries from 2010 to 2015, and as Vice-President of Human Resources of Copa Airlines Colombia from 2006 to 2010.

Ms. Silvia Mosquera has served as our Senior Vice-President of Sales, Marketing and Revenue since November 2016. She holds a degree in chemical engineering from Universidad de Santiago de Compostela in Spain, and a post-graduate degree in general management (Programa Dirección General) from IESE Business School. Before working with us, Ms. Mosquera served as Chief Commercial Officer at Iberia Express, Iberia Group’s low-cost airline, and occupied the position of Director of Strategy, Routes and Revenue Management at Vueling, a post which she had previously held at Clickair.

Mr. Matthew Vincett has served as Chief Executive Officer of LifeMiles Ltd., since 2015. He was Vice-President of our loyalty business unit since 2010, where he led the integration of the loyalty areas of Avianca and Taca, the creation and development of the LifeMiles program and the spin-off of our loyalty business unit. Prior to his tenure at Avianca, Mr. Vincett served as Commercial Vice-President and Regional Airlines Vice-President at Taca. He holds a bachelor of arts from University of Western Ontario in Canada and a master’s in business administration from Institut Européen d’Administration des Affaires (INSEAD) in France.

Ms. María Paula Duque has served as Senior Vice-President of Strategic Relations and Customer Experience since January 2018. She holds a Communications Management MSc from Strathclyde University in England. Throughout her career she has held key positions in the Telecommunications industry with Colombian companies including the ETB (Empresa de Telecomunicaciones de Bogotá) “ETB:CB” and EPM (Empresas Públicas de Medellín). Between 2002 and 2005, Ms. Duque was Colombia’s Vice-Minister of Communications, after this position she served as Public Sector Manager and Director of Andean Business Segments with Microsoft.

Mr. Gustavo Cadavid has served as Senior Vice-President of Customer Service since January 2018. He has a degree in industrial engineering from Universidad Nacional de Colombia, a post graduate degree in statistics from the same university and a Masters in Business Administration from the Tecnológico de Monterrey, México. Prior to his current role in the company, he was the General Director for Deprisa, a business unit dedicated to courier service. Apart from this, Mr. Cadavid initiated his career during 2002 in revenue management where he served for 6 years as Vice-President of Revenue Management & Pricing.

Mr. Jose Luis Quirós holds a Degree of Management Development Programme at IESE Business School at Navarra University in Spain and an Aeronautical Engineering Master Degree at Universidad Politecnica of Madrid. Experienced civil aerospace senior executive, with more than 30 years in business, capable of leading both large business units and smaller specialized teams. Proven track records in managing simplex and complex scenarios, low cost and traditional environments, national and international experience and growth as well as restructuring scenarios.

The business address for all our directors and senior management is c/o Avianca, Avenida Calle 26 No. 59-15, Centro Administrativo, 10th Floor, Bogotá, Colombia.

B.	Compensation

In 2018, we paid $5.14 million in aggregate cash compensation to our executive officers. In addition, in 2018 we paid $0.8 million in aggregate to our board members for their service on our board, and they and their spouses were entitled to travel free on our domestic and international flights. In addition, during 2018, pursuant to an agreement entered in 2009 in anticipation of the combination of Avianca and Taca, we allowed members of the Efromovich and Kriete families to travel free on some of our domestic and international flights. We have not set aside any funds for future payments to executive officers or directors. We intend to continue to compensate non-management directors for their service on our board. We currently expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors’ meetings. In addition, members of committees of the board of directors will receive $1,000 for each committee meeting. All members of our board of directors and their spouses will also be entitled to travel free on our domestic and international flights each year of their membership.

We had accrued pension benefits and employee benefits of $144.9 million, $174 million and $154.7 million as of December 31, 2018, 2017 and 2016, respectively.

Compensation Plan

On March 15, 2012, we adopted an executive compensation plan linked to the trading price of our preferred shares listed in the Colombian Stock Exchange ( the “Compensation Plan”), for the benefit of the members of our board of directors, our Chief Executive Officer, our Chief Financial Officer, our Executive Vice-President and Chief Operations Officer and our General Secretary, Vice-President of Legal Affairs as well as for the benefit of certain Vice Presidents and Division Directors of Avianca, Taca International, Taca Costa Rica, Avianca Peru, Tampa Cargo, Avianca Costa Rica, Avianca Ecuador and Technical and Training Services (the “Beneficiaries”).Payments owed to the Beneficiaries under the Compensation Plan will be effected by an autonomous trust managed by Fiduciaria Bogotá, a Colombian trust company (sociedad fiduciaria).

One bonus trust unit is equivalent to one preferred share listed in the Colombian Stock Exchange. In the event that the holder redeems its bonus trust units, settlement will be in cash and no delivery of preferred shares to the bonus units holder will be made.

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

The Compensation Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings, as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

On November 5, 2013, the Company listed its ADSs on the New York Stock Exchange. As a consequence, the terms of the Compensation Plan have been modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will be (i) the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings, as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Compensation Plan and $15, and (ii) divided by eight, considering that each ADS represents eight preferred shares, and multiplying the resulting amount by the exchange rate of COP 1,901.22 per $1 (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification did not affect the first tranche which vested on March 15, 2013.

Additionally, the Company issued 1,840,000 new awards (the “New Awards”), to the Board of Directors and certain executives on November 6, 2013. These New Awards vest in four equal tranches and expire five years after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Compensation Plan.

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

In 2018, the Company decided to modify the profit-sharing program and launched a new incentive called Phanthom Stock Options—Avianca Holdings. The vice presidents and directors of the Company are eligible under this variable compensation plan to receive stock options. The new compensation plan is based on two main indicators: financial and client-related performance. The variable compensation reprents 45% the vice presidents’ and 15% of the Directors of annual base salary.

The first payment will be given in March 2019 according to 2018 results.

C.	Board Practices

Our board of directors is currently comprised of 11 members, whose terms will expire in March 2020. For more information, including the period during which the respective member has served in this office, see “—Part A —Directors and Senior Management.” None of the directors have entered into any service contract with the Company.

Committees of the Board of Directors

The following is a brief description of the committees of our board of directors:

Audit and Corporate Governance Committee

Our audit committee consists of three independent directors, which currently are Mr. Óscar Darío Morales, Mr. Isaac Yanovich and Mr. James Leshaw. The committee aids the board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing compliance with legal and regulatory requirements, and reviewing the independence, qualifications and performance of our internal and independent auditors. The committee is also responsible for:

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

Human Resources and Compensation Committee

Our human resources and compensation committee currently consists of three directors, which currently are Mr. Roberto Kriete, Mr. Isaac Yanovich and Mr. José Efromovich. The committee aids the board of directors with the compensation of the Company’s directors, executive officers and employees. It also recommends the basic compensation policies that it believes should be undertaken regarding executive officers and employees and the objectives that should be taken into account in connection with such compensation.

Finance and Investments Committee

Our finance committee currently consists of four directors, which currently are Mr. Roberto Kriete, Mr. Alexander Bialer, Mr. Álvaro Jaramillo, and Mr. Óscar Darío Morales. One additional director will be nominated at the upcoming meeting of the board of directors on April 11, 2019. The committee aids the board of directors monitor the Company’s financial performance and risk management; it is responsible for analyzing and recommending capital and debt structures to the board.

The committee is responsible for monitoring the financial performance of the company, as well as its risk management; it is also responsible for analyzing and recommending the capital and debt structure to the Board.

D.	Employees

As of December 31, 2018, we had a total of 21,861 employees.

Approximately 58% of our employees are located in Colombia, 9% in Peru, 5% in Ecuador, 15% in El Salvador, 6% in Costa Rica and 7% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2018	2017	2016
Pilots	2,234	2,174	1,935
Flight attendants	3,400	3,484	3,321
Mechanics(1)(2)	2,414	2,285	2,225
Customer service agents, reservation agents, ramp and other(2)	5,452	5,910	8,073
Management and clerical(2)	5,460	5,425	5,507
Others(3)	2,901	6,028	—

Total employees	21,861	25,306	21,061

(1)

The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics serving us because of the short-term nature of their employment contracts.

(2)	Includes third-party contractors and cooperative members.
(3)	2018: Number of employees of La Costeña and SAI. 2017: Number of employees of La Costeña, SAI, Getcom

Collective Bargaining Agreements

Typically, our collective bargaining agreements in Colombia, Argentina, Peru and Mexico last from two to five years. In addition, pursuant to Colombian law, unless one of the parties to the collective bargaining agreement communicates its intention to terminate the agreement within the 60 days prior to its termination date, such agreement will be continuously extended for six month periods. We provide an essential public service, and as a result strikes and work interruptions are forbidden by law. Nevertheless, slow-downs or stoppages or any prolonged dispute with our employees members of any of these unions, or any other sizable number of our employees, could have a direct material adverse impact on our operations. For information on the Pilots’ Strike, see “Item 3. Key Information—Part D. Risk Factors—We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operations.”

We provide our employees benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits. Many of these benefits are provided under various benefits plans, while others are provided on a voluntary basis with the exclusive purpose to recruit and retain valuable employees. Voluntary benefit plans cover, flight attendants and ground personnel, and are scheduled to remain in effect. These plans may be subject to litigation especially during the time following significant plan changes.

Our non-unionized employees outside Colombia are also beneficiaries of our voluntary benefits programs and we also provide in these countries employee benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits

Colombia

In Colombia, approximately 17% of our 11,001 employees, including 29% of our 1,414 pilots, are unionized as of December 31, 2018. The rest of our employees in Colombia are beneficiaries of our voluntary benefits program. We we generally maintain good relations with our unionized and non-unionized employees. There are currently eleven unions and nonunionized organizations covering our employees in Colombia: National Union of workers of Avianca (SINTRAVA), the National Union of Aircraft Industry Workers (SINDITRA), the Colombian Association of Flight Attendants (ACAV), the Colombian Association of Civil Aviators (ACDAC), Organization of Aviators of Avianca (ODEAA), Association of Pilots of Avianca (ADPA), the Colombian Association of Aircraft Mechanics (ACMA), the Colombian Association of Flight Engineers (ACDIV), the Colombian Union of Air Transportation Workers (SINTRATAC), National Association of workers of the of Aircraft Industry and Airport Services (ANTSA), The National Union of workers of the of Aircraft Industry and complementary services (SINTRAEREOS) and the Association of Tampa Cargo Workers (ASOTRATAMPA).

In 2018, we successfully concluded negotiations with the Association of Cargo Workers (ASOTRATAMPA), and signed a collective agreement. This association represents approximately 13.36% of the ground personnel in Tampa Cargo S.A.S. This collective agreement includes a system of variable compensation goals associated with productivity and important seasons such as valentine’s day and mother’s day. The renewal of this agreement will be negotiated in 2021. In 2017, we successfully concluded negotiations with the Association of Aviators of Avianca (ODEAA), and signed a collective agreement. This association represents approximately 20.44% of our pilots in Colombia. This collective agreement with the Colombian pilots association includes a system of variable compensation goals associated with productivity, fuel savings and on-time performance metrics. The renewal of this agreement will be negotiated in March 2020.

In October 2018, the National Association of workers of the Aircraft Industry and Airport Services (ANTSA) submitted to Avianca the terms of a new collective bargaining agreement that ended with no agreement between the parties. We currently do not have a collective bargaining agreement in place with this union. The National Association of workers of the Aircraft Industry and Airport Services (ANTSA) voluntarily decided to withdraw the list of petitions in November 2018 before the arbitral tribunal.

In November 2017, the Colombian Association of Flight Attendants (ACAV) submitted to Avianca the terms of a new collective bargaining agreement, that were renegotiated in March 2019. The direct settlement agreement stage ended on April 1, 2019. We were unable to reach an agreement and we are currently waiting for the request to go to arbitration.

In November, 2017, the Colombian Union of Air Transportation Workers (SINTRATAC) submitted to Avianca the terms of a new collective bargaining agreement that was negotiated in 2018. The direct settlement agreement stage ended with no agreement between the parties and the union decided to withdraw the list of petitions before the arbitral tribunal. We currently do not have a collective bargaining agreement in place with SINTRATAC. The arbitration tribunal decided on the petition to desist by the union regarding the list of demands via arbitration award.

In December, 2018, the National Union of workers of the of Aircraft Industry and complementary services (SINTRAEREOS) submitted to AVIANCA S.A the terms of a new collective bargaining agreement, but we were unable to reach an agreement and we are awaiting for the request to go to arbitration. We currently do not have a collective bargaining agreement in place with SINTRAEREOS and are awaiting confirmation of a bindind arbitration award to resolve this dispute. We are currently waiting for the installment of the tribunal of arbitration

On September 20, 2017 the Colombian Association of Civil Aviators “ACDAC” initiated a cease of activities that lasted 51 days and caused the cancellation of approximately 50% of our flights. The cease of activities ended on November 11, 2017. For more information, see “Item 3. Key Information—Part D. Risk Factors—We are subject to litigation that could negatively affect our profitability and cash flow or have a material adverse effect on our business, financial condition or results of operations.”

In November 2017, SINTRATAC submitted to Tampa Cargos the terms of a new collective bargaining agreement, but we were unable to reach an agreement and we are awaiting for the request to go to arbitration. We currently do not have a collective bargaining agreement in place with SINTRATAC and are awaiting confirmation of a binding arbitration award to resolve this dispute.

Other Countries

There are currently six unions in four different countries covering our employees outside Colombia as follows: three labor unions in Peru that cover 30% of our employees in Avianca Peru, two labor unions in Mexico that cover 96% of our employees in Taca de Mexico S.A., and one labor union in Argentina that covers 46% of our employees in Avianca Peru.

Three of the collective bargaining agreements were subject to negotiations in 2018, Trans American Airlines Flight Dispatchers Union SIDEVUTTA, SNTTTASS and the SINTRAITRA. There are other unions, which we are only subject to industry negotiations. We believe we maintain generally good relations with our unionized and non-unionized employees, in all countries. We currently do not have any material labor claims and have not experienced material work stoppages for the past 17 years.

We cannot predict the duration of any labor dispute with our unions or the terms of our future collective bargaining agreements, therefore we cannot accurately predict the impact of labor disputes on our financial results or operations. Any renegotiated collective bargaining agreement could result in significant wage increases, which could result in an increase in our operating expenses

Our non-unionized employees outside Colombia are also beneficiaries of our voluntary benefits program and we also provide in these countries employee benefit plans and arrangements that grant bonuses, seniority and retirement benefits, partial medical benefits and disability coverage and other extralegal benefits.

Employee Incentive Programs

We have goal-driven compensation incentive programs for our management and employees that utilize financial and operating metrics, including an LTI program for our management based on goals set on an annual basis. We also have employee incentives for the achievement of monthly on time performance goals. We believe that our management and employee incentive programs contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals with variable compensation. Bonuses are usually paid three months after the end of each year and can be anywhere from 10% to 50% of an employee’s total annual fixed salary. Typically, 30% to 50% of the bonus amount is based on corporate performance, and the remaining 70% to 50% is based on the achievement of individual goals, as determined for managers in each department. Although our incentive programs are designed to reward outstanding operations, financial performance and customer service, safety is our priority. Therefore, our incentive programs also take into account whether there are any accidents as a proxy for security. See “—Part B. Compensation—Compensation Plan.”

E.	Share Ownership

Mr. Germán Efromovich and Mr. José Efromovich may be deemed to have beneficial ownership of the Company’s shares held by Synergy via its indirectly controlled subsidiary, BRW, and Mr. Roberto Kriete may be deemed to have beneficial ownership of the Company’s shares held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—Part A. Major Shareholders and Related Party Transactions—Major Shareholders.” As of March 31, 2019, all other members of the board of directors and executive officers owned less than 1% of the Company’s preferred shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of March 31, 2019.

	Beneficial ownership (as of March 31, 2019)
	Common Shares	%	Preferred Shares(4)%
BRW Aviation LLC (1)(3)	515,999,999	78.1%	—	—
Kingsland Holdings Limited(2)(3)	144,800,003	21.9%	—	—
Donald Smith & Co., Inc.	—	—	20,338,440	6.05%
Directors and officers	—	—	24,381	0.01%
Others	1	*	315,824,464	93.94%

Total	660,800,003	100.0%	336,187,285	100.0%

(1)

A Delaware limited liability company and wholly owned subsidiary of the Synergy. Mr. Germán Efromovich and Mr. José Efromovich have dispositive voting power of Synergy’s shares, and thereby indirectly control BRW.

(2)

Special purpose company incorporated under the laws of the Commonwealth of the Bahamas, which is indirectly wholly owned by the Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.

(3)

BRW has pledged all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares) as security for BRW’s obligations under the United Loan. Kingsland has pledged all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owned by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement. If an event of default exists under the United Loan or there is a default in the obligations secured by the Kingsland share pledge, United or its collateral agent could take enforcement action in relation to our common shares, which could thereby cause a change of control of our company. Furthermore, other arrangements also exist that may lead to a change of control of our company. See “—Pledges of Common Shares by BRW and Kingsland” below and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

(4)	Excludes 4,320,632 preferred shares held by Fidubogota on behalf of the Company.
*	Represents less than 1%.

A total of 33.6% of our outstanding capital stock (excluding preferred stock held by Fidubogota on our behalf) consists of preferred shares, including those represented by ADSs, and 66.4% of our outstanding capital stock consists of common shares held by BRW (515,999,999) and Kingsland (144,800,003). As noted in the table above, the common shares owned by BRW and Kingsland have been pledged as security for certain financial and other obligations, including the United Loan. See “—Pledges of Common Shares by BRW and Kingsland” below and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

On November 13, 2018, in anticipation of the United Copa Transaction, Synergy transferred 489,200,000 of our common shares (corresponding to 74% of our total outstanding common shares and 48.9% of our total issued share capital) to BRW, a Delaware limited liability company and wholly owned subsidiary of Synergy. This transfer was made in the context of an overall restructuring process at Synergy in connection with the United Copa Transaction and did not change our ultimate ownership structure. As a result of this transaction, BRW currently holds 515,999,999, or 78.1 % of our voting common shares which represents 51.5% of our total outstanding shares. Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of BRW. Kingsland’s sole purpose is holding the Company’s shares for the benefit of certain members of the Kriete family.

On or about November 29, 2018, BRW transferred, for good and valuable consideration, one common share in Avianca Holdings to United.

For information on voting rights of our preferred shares and common shares, see “Item 10—Part B. Memorandum and Articles of Association.” For information on veto powers over certain strategic and operational transactions pursuant to the Amended and Restated Joint Action Agreement, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the ADSs and our Preferred Shares—BRW and the Independent Third Party have veto power over certain strategic and operational transactions, and their interests may differ significantly from the interests of our other shareholders” and “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Amended and Restated Joint Action Agreement.”

Synergy and its control persons own controlling interests in several other businesses, including Oceanair, a Brazilian airline, and Avian, an Argentinean airline, with which we have significant business transactions and agreements. For further information regarding our relationship with Oceanair, see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions” and “Item 3. Key Information – Part D. Risk Factors – Oceanair, a Brazilian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently filed a petition for judicial restructuring in Brazilian courts and, shortly thereafter, for Chapter 15 relief in the United States. In addition, Avian, an Argentinian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently initiated a preventative crisis procedure as a precursor to dismissing certain employees and reducing the salaries of other employees. Each of these factors may have a negative impact on our business, revenue and financial position and cause significant reputational harm.”

Apart from the one common share held by United, as of March 31, 2018, there were no registered holders of any of the Company’s common shares in the United States. It is not practicable for us to determine the number of holders of our preferred shares in the United States.

Pledges of Common Shares by BRW and Kingsland

In November 2018, under the terms of the United Loan, BRW pledged to Wilmington Trust as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan. In addition, in November 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

Avianca Holdings is not a party to the United Loan and is not an obligor thereunder, and therefore any default by BRW under the United Loan does not per se constitute an event of default in respect of indebtedness owed by Avianca Holdings or any of its subsidiaries. The United Loan is subject to certain affirmative and negative covenants, including a number of financial covenants that are calculated by reference to the financial position of Avianca Holdings. These financial covenants comprise (i) a leverage ratio (calculated by dividing Avianca Holdings’ adjusted net debt by Avianca Holdings’ adjusted EBITDAR, the required covenant level of which would currently be 5.9:1), (ii) a minimum liquidity covenant (calculated based on Avianca Holdings’ unrestricted cash, the required covenant level of which would currently be $400 million unless certain grace period provisions are complied with by BRW so as to temporarily reduce the minimum liquidity level to $300 million), (iii) a covenant debt provision (calculated by taking Avianca Holdings’ adjusted debt and subtracting the lesser of its unrestricted cash and $200 million, the level of which as of December 31, 2018, must not exceed $5.88 billion) and (iv) a requirement that cumulative Avianca Holdings’ capital expenditures not exceed specified amounts at certain points in time (including $659 million in the year ended December 31, 2018. In the United Loan, BRW agrees not to permit the financial covenants and other applicable affirmative and negative covenants in the United Loan to be breached. As of December 31, 2018, we understand that our financial ratios complied with the covenants described above. We understand from BRW that the minimum liquidity covenant was complied with as a result of a waiver that temporarily reduced the minimum liquidity covenant to $300 million and, as of December 31, 2018, our liquidity level was $330 million (calculated in accordance with the requirements of the United Loan). Based on information available to us at the date of this annual report, we currently expect that, as of March 31, 2019, our liquidity level will continue to be greater than $300 million, but we cannot assure you that the temporary minimum liquidity covenant level remains in effect. The United Loan also includes other covenants that may cause BRW to limit or restrict the business and operational flexibility of Avianca Holdings.

We understand from discussions with BRW that BRW is in breach of at least one additional covenant under the United Loan, consisting of its failure to comply with a collateral coverage ratio set forth in the agreement, and we cannot assure you that BRW is not in breach of, or will not be in breach of, any other covenants. Any such breach constitutes an event of the default under the United Loan. The existence of one or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party which in turn could constitute an event of default under several of our financing agreements, including material bilateral and multi-lender credit facilities and substantially all of our ECA financings covering our aircraft. There are a number of different definitions of change of control in our financing documents, and any future determination of whether a change in control has occurred may be a complex assessment and may not be without doubt. In addition, if United enforces the share pledge, this may, in certain circumstances, result in the right of Advent International (a 30% minority investor in LifeMiles) to require Avianca Holdings to purchase Advent’s interest in LifeMiles at a price to be determined pursuant to LifeMiles’ shareholders agreement, and any such obligation would be material. As of the date of this annual report, we understand that United has not provided a waiver of all existing defaults under the United Loan and there can be no assurance that, if a new waiver is requested by BRW after the date of this annual report, any such waiver would be granted. As of the date of this annual report, we are not aware of any action that United or its collateral agent have taken to enforce the share pledge.

Furthermore, the terms of our outstanding 8.375% Senior Notes due 2020 contain a change of control repurchase provision which provides that if there is a rating downgrade in such notes by each rating agency that rates the Notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

The aggregate principal amount of our indebtedness that contains change of control events of default, change of control repurchase provisions or cross-default provisions which could be triggered in the circumstances described above is $1,566.1 million, of which $1,006.3 million is secured indebtedness. For a description of certain terms of our material financings, see “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.” including “—Bank Loans and Export Credit Agency Guarantees” thereunder.

If we are required by our lenders and noteholders to repay all or some of the financings referred to above, or if Advent is able to exercise its put option under the LifeMiles shareholders agreement, there can be no assurance that we will have sufficient funds to comply with our payment obligations. In addition, there can be no assurance that we will be able to modify or amend the terms of our debt, or obtain appropriate waivers in order prevent some or all of such debt becoming immediately due and payable. If we are not able to repay our borrowings as they become due (including any early acceleration of our financings), our inability to repay our debt may result in our creditors seeking to enforce the collateral granted in respect of our secured indebtedness, which constituted approximately 83% of our total indebtedness as of December 31, 2018. In addition, our lenders would have the right to institute insolvency proceedings or foreclose on certain of our assets and we may file for bankruptcy protection under Chapter 11 or otherwise seek to commence a restructuring of our outstanding indebtedness.

As of the date of this annual report, we have commenced the process of obtaining consent from the lenders under our bilateral and multi-lender credit facilities and from the lenders and export credit agencies under our ECA financings in order to add United as a permitted holder under the relevant change of control provisions of such financings. If such amendments are agreed to by the relevant lenders and export credit agencies, if United took ownership or control of our company, this would not constitute a change of control under such bilateral and multi-lender credit facilities and ECA financings. However, there can be no assurance that we will be able to obtain all such consents in a timely manner or at all. Furthermore, such amendments would not address the change of control provisions referred to above under the Senior Notes due 2020 and the Advent put option arrangements.

Furthermore, the exercise of put and call options negotiated in the context of the United Loan may, under certain conditions, lead to the transfer of shares from BRW and Kingsland to United. In addition, subject to certain conditions, BRW may also repay part of the principal and interest under the United Loan with shares of Avianca Holdings stock, which can involve either United taking ownership of the relevant shares or such shares being sold to third parties in the open market. Furthermore, any breach of the obligations of Kingsland that are owed to United and secured by the common shares that Kingsland owns may also entitle United to take enforcement action in respect of the such shares. We cannot assure you that, as a consequence of these arrangements, our current controlling shareholders, BRW and Kingsland, will keep their majority stake and/or exclusive voting control in Avianca Holdings.

Any change in our control structure may cause corresponding changes in relation to management and control decisions and could alter our controlling shareholders’ objectives in a manner that is not favorable to our shareholders, or holders of our indebtedness.

For as description of the risks associated with the transactions described above, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements.”

B.	Related Party Transactions

We currently engage in, and we expect from time to time to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules), which comply with transfer pricing rules applicable in the corresponding jurisdictions and Corporate Governance Policies.

Certain of the related party transactions referred to below are with Oceanair, commercially known as Avianca Brasil. On December 10, 2018, Oceanair and AVB filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of Sao Paulo State, Brazil, seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against Oceanair’s aircraft. For further information, see “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Business—Oceanair, a Brazilian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently filed a petition for judicial restructuring in Brazilian courts and, shortly thereafter, for Chapter 15 relief in the United States. In addition, Avian, an Argentinian airline that licenses the trademark Avianca from Aerovias del Continente Americano S.A. – Avianca, recently initiated a preventative crisis procedure as a precursor to dismissing certain employees and reducing the salaries of other employees. Each of these factors may have a negative impact on our business, revenue and financial position and cause significant reputational harm.”

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

The Option Agreement provided that if Avianca did not exercise its option to acquire the shares of Oceanair during the term of the Option Agreement, Avianca would no longer have any obligation to provide working capital to Oceanair, and Oceanair would be obligated to repay all its debts owing to Avianca and its subsidiaries. This debt included debt arising out of the lease of certain aircraft to Oceanair by Aviation Leasing Services Investments S.A., a subsidiary of Avianca, and additional debt incurred by Oceanair as a result of Avianca’s obligation to provide working capital under the Option Agreement.

The initial one-year term of the Option Agreement was extended twice and expired on June 30, 2010. On December 30, 2010 the parties to the Option Agreement entered into an agreement to restructure the payment obligations to Avianca and its subsidiaries that became due and payable upon expiration of the Option Agreement. Pursuant to this restructuring agreement, SpSYn assumed Oceanair’s obligation to repay the full amount of its debt owing to Avianca and its subsidiaries (a total of $60.7 million) as follows: $5.0 million upon signing of the termination agreement, $12.0 million on December 31, 2011, $18.0 million on December 31, 2012 and $25.7 million on December 31, 2013. The unpaid amount of such debt bore interest at a rate of three-month LIBOR plus 5.5%. Synergy Group, Germán Efromovich and José Efromovich each guaranteed SpSYn’s obligation to repay such debt. This payment schedule was amended initially on December 30, 2011 and again on February 28, 2012 so that the debt was payable as follows: $6.6 million on March 30, 2012, $10.6 million on December 31, 2012, $15.9 million on December 31, 2013 and $22.6 million on December 31, 2014.

The $6.6 million payment due on March 30, 2012 was paid on such date. On February 28, 2012, Avianca executed an agreement to purchase from Synergy Group a share of a real property in Bogotá, Colombia, which both parties had acquired jointly in 2007. Avianca agreed to offset the COP 12,666 million purchase price of the share (a total of $7.2 million) against the outstanding balance of the debt of SpSYn under the termination agreement. The balance of the $10.6 million payment due on December 31, 2012 was paid on such date. On December 3, 2013 a public deed was granted which formalized the transfer to Avianca of the share on the real property previously owned by Synergy except with respect to one piece of land which is pending to be released from a foreclosure action by a third party. We continue advancing with the commercial efforts to achieve the consummation of the sale of this property.

On December 31, 2014, the $22.6 million payment became due under the termination agreement but was not received. On March 24, 2015, we entered into an agreement with SpSYn and the other parties under the termination agreement whereby Synergy committed to make this payment (plus interest accruing at LIBOR plus 5.5%), with the dividends paid by Avianca on October 2015 and 2016. The debt was fully repaid in September 2018.

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

Lease and sublease of aircraft to and from Oceanair

As of December 31, 2014, we have subleased two Airbus 319s to Oceanair. The subleases are scheduled to expire on May 4, 2022 and July 2, 2020, respectively. Oceanair is required to make lease payments of $327,000 and $339,000 per month, respectively, for the two aircraft. In the event that Oceanair does not pay us the amounts per month described above, we remain liable for such payments to the lessor, as we are the primary obligor on each such lease. As of December 31, 2014, $5.5 million of lease payments from Oceanair were past due. On March 24, 2015, we reached an agreement with Oceanair whereby Oceanair will pay us a total amount of $6.5 million (plus interest accruing at LIBOR plus 5.5%), which includes the past due payments on leases and other services to settle these agreements. On October 23, 2015, Oceanair made a total payment amounting to $6.8 million, which includes $0.3 million of accrued interest at the payment date. There are currently no past due payments on these leases.

During the first half of 2014, we subleased an A330F to Oceanair and entered into a block space international cargo operations agreement and an intermediary commercial agreement for domestic cargo operations in which Oceanair is the operator in both the domestic and international markets.

As of December 31, 2018, we had two Airbus A319, one Airbus A330 PAX and one Airbus A330F leased to Oceanair. In February 2019, we formally terminated the leases and requested redelivery of the aircraft with the terms and conditions set forth in each of the sublease agreements. Two subleased aircraft were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft. In regards to the redelivery of the subleased aircraft, we are evaluating the process of reincorporating these aircrafts into the group operation or eventually its sale to third parties.

Passenger sales agency and code sharing agreements with Oceanair

Since September 1, 2012, Oceanair has been acting as a general sales agent for passenger transportation services for Avianca, Avianca Peru and Avianca Costa Rica in Brazil. Under an agreement we have entered into with Oceanair, Oceanair has the capacity to promote and sell services of those companies and act as their representative for commercial purposes. Oceanair is paid a commission equivalent to 1.6% of the net flown revenue for each such company and has a minimum guaranteed payment of $2.8 million to cover its expenses. There are other ancillary services provided related to legal representation and management of passengers claims. Oceanair has been acting as general sales agent for passenger transportation services for Avianca since 2005. We believe the services provided under these agreements and the compensation therefore are consistent with market practices in all material respects. This agreement may be terminated by either party at any time on 60 days’ notice.

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

Other arrangements with Oceanair

We also have airport services agreements with Oceanair to support check in and dispatch of passengers at the different airports where Avianca, Avianca Peru and Avianca Costa Rica operate.

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

During the year ended December 31, 2018, our total expenses related to services provided by these affiliates were $14.2 million.

Registration Rights Agreement

We, BRW, United and Kingsland are party to a registration rights agreement, which was amended upon the consummation of our November 2013 U.S. initial public offering, pursuant to which Synergy and Kingsland have certain registration rights, including the ability to require us to register their common shares, preferred shares or ADSs in a registered public offering (subject to certain restrictions and limitations). On November 29, 2018, we entered into a second amended and restated registration rights agreement between the Company, Kingsland, Synergy, BRW and United. The amended and restated registration rights agreement grants United certain registration rights with respect to any of our shares that United acquires under the United Loan (including, without limitation, shares received in partial satisfaction of amounts owing to United under the United Loan) and certain other registrable securities that United may hold from time to time (including shares of common stock or preferred stock, ADRs or certain convertible or exchangeable securities). The amended and restated registration rights agreement includes provisions in relation to demand registration and piggyback registration.

Amended and Restated Joint Action Agreement and Share Rights Agreement

Governance

We are a party to the Amended and Restated Joint Action Agreement which, under certain conditions, provides BRW, Kingsland and United each with the right to appoint a number of directors proportional to their ownership of the Company’s common shares (for more information, see “Item 6. Directors Senior Management and Employees—Part A. Directors and Senior Management”), and which obliges Avianca Holdings to take all necessary actions to enforce the provisions set therein. The Amended and Restated Joint Action Agreement provides that a majority of the directors shall be “independent” under the rules and regulations of the NYSE.

The Company’s operations are controlled by its management, under the direction and supervision of the board of directors and of the Executive Committee. However, the Amended and Restated Joint Action Agreement gives BRW, the Independent Third Party and United (if it has issued a United Approval Notice), veto power over certain strategic and operational transactions. Pursuant to the Amended and Restated Joint Action Agreement in connection with the Share Rights Agreement, Kingsland has irrevocably granted such rights to the Independent Third Party. Prior to the board’s considering or acting upon any such matters at any board meeting, and/or prior to the Company or the Board submitting any such matter to a vote of the Company’s shareholders, as applicable, the Company shall send, among others, to each of the Independent Third Party and BRW a written notice requesting that each of them approves such matter in the time constraints provided for in the Amended and Restated Joint Action Agreement. Such strategic and operational transactions include, among others:

•	mergers, consolidations, and dispositions of all or substantially all of the assets, of Avianca Holdings or any of its subsidiaries to a third party;

•	the issuance or sale of voting common or preferred stock or other form of voting equity interest in Avianca Holdings or any of its subsidiaries;

•

except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement, certain acquisitions of (i) securities or other interests in any joint venture, partnership or other person, (ii) assets related to the airline business or activities ancillary or related thereto in each case over $10 million in any single instance or over $25 million in the aggregate during any fiscal year, or (ii) assets not related to the airline business or activities ancillary or related thereto;

•	changes to our annual business plan and budget that is approved from time to time pursuant to the Amended and Restated Joint Action Agreement;

•

capital expenditures over $10 million in the aggregate during any fiscal year, except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement;

•	certain changes to our organizational documents or those of our material subsidiaries;

•	certain related party transactions or certain contracts outside the ordinary course of business;

•	termination of the Joint Business Agreement (or any other joint business agreement entered into in connection with the Joint Business Agreement) under certain circumstances;

•

any action or omission which would cause the Company to breach, or would constitute a default under, the Joint Business Agreement (or other joint business agreements entered into in connection with the Joint Business Agreement);

•	commence any bankruptcy or insolvency proceeding; and

•	dissolution or liquidation of a material subsidiary of Avianca Holdings.

In addition, pursuant to the Share Rights Agreement, if (a) United determines that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (b) United is otherwise prepared to exercise any or all of such rights (which is referred to herein as a United Approval Notice), then United or its designee can assume some or all of the rights given to the Independent Third Party. Such United Approval Notice has not been issued as of the date of this annual report.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there shall be certain changes to the veto rights described above.

If, prior to November 29, 2028, the Independent Third Party or United (if it has issued a United Approval Notice), exercises certain of its veto rights, BRW has the option to make, within 30 days after the Independent Third Party exercises such veto right, a bona fide offer in writing to United to purchase all (but not less than all) of the shares (including common and preferred shares) owned by United at a price per share equal to the fair market price per share and provide evidence that it has and will have immediately available funds to purchase all of the shares owned by United; provided, however, that BRW will only have the right to purchase all but one share owned by United. United may accept or reject such offer in its sole and absolute discretion. If the offer is accepted and a party fails to close the transaction, the other party shall be entitled to an injunction to prevent breaches of the Share Rights Agreement as well as to enforce its provisions and it shall be entitled to be indemnified for all losses and damages resulting from such failure, including attorney fees. The Independent Third Party or, if applicable, United, may also revoke its exercise of the veto right, among others, by delivering to BRW written notice at any time prior to the closing date of the buy-out transaction and, consequently, BRW will no longer have a buy-out right and the Independent Third Party or, if applicable United, will not have the right to veto on that matter. For BRW to have such right to buy-out United, certain additional conditions must be fulfilled, including, among others:

•	prior payment in full by BRW of its obligations in connection with the United Loan;

•	no event of default having occurred and being continuing under the United Loan; and

•

no breach of BRW of any of its material obligations under the Joint Business Agreement (or other joint business agreements entered into in connection with the Joint Business Agreement), the Amended and Restated Joint Action Agreement or the Share Rights Agreement.

The buy-out right described above is modified in respect of exercises of such veto rights on or after November 29, 2028.

In addition, United has a buy-out right if BRW exercises its veto right and United owns, at such time of exercise and until the completion of the buy-out, more common shares than BRW. In such case, United has the right to make a bona fide offer in writing to BRW within 30 days of exercise of the veto right to purchase all (but not less than all) shares (including common and preferred shares) owned by BRW at a price per share equal to the fair market price per share, as defined therein, and such offer shall include evidence that United has and will have immediately available funds to purchase all (but not less than all) of the shares owned by BRW. If the offer is accepted and a party fails to close the transaction, the other party shall be entitled to an injunction to prevent breaches of the Share Rights Agreement as well as to enforce its provisions and it shall be entitled to be indemnified for all losses and damages resulting from such failure, including attorney fees. BRW may also revoke its exercise of the veto right, among others, by delivering to United written notice at any time prior to the closing date of the buy-out transaction and, consequently, United will no longer have a buy-out right and BRW will not have the right to veto on that matter.

In addition, under the Amended and Restated Joint Action Agreement, certain transactions require a majority vote of the board of directors and an approval of a majority of the independent directors, including:

•

acquisition, repurchase or redemption of an equity interest in the Avianca Holdings or any of its subsidiaries or the issuance or sale of an non-voting equity interest in Avianca Holdings or any of its subsidiaries;

•	any material change in accounting methods, except for in certain specified circumstances;

•	execution of a settlement agreement or confession of a judgment, the result of which would be to cause Avianca Holdings to pay over $5 million to a third party;

•	commencement of litigation over $5 million;

•	the incurrence of certain indebtedness, except as contemplated in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement;

•	adoption or amendment of any equity incentive plan;

•	modification of our dividend policy;

•	termination or relinquishment of any material governmental license, permit or concession.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there shall be certain changes to the transactions that require a majority vote of the board of directors and an approval of a majority of the independent directors.

Pursuant to the Amended and Restated Joint Action Agreement in connection with the Share Rights Agreement, we understand that United does not currently intend to exercise any of its rights under such agreements or the Company charter (Pacto Social) with respect to the acquisition of, exercise of rights with respect to, or transfer of ownership or voting of, shares if doing so would constitute “control” within the meaning of such term in any of United’s collective bargaining agreements or other material agreements.

In the event that the Chief Executive Officer or Chief Financial Officer position becomes vacant, a search firm (in the case of a Chief Executive Officer vacancy) or the Chief Executive Officer (in the case of a Chief Financial Officer vacancy) will put together a slate of at least three candidates to serve in such vacant position. If certain removal rights are exercised by the Independent Third Party (or United, if it has issued a United Approval Notice) and BRW with regards to the proposed slate of candidates, the board of directors shall select among the remaining candidates by a majority vote a successor Chief Executive Officer. In the case of the position of the Chief Financial Officer, upon the potential exercise of certain removal rights by the Independent Third Party (or United, if it has issued a United Approval Notice) and BRW with regards to the proposed slate, the Chief Executive Officer shall recommend one of the remaining candidates to the human resources committee. If such committee approves and recommends such candidate, the board of directors may approve and appoint such candidate as Chief Financial Officer.

For information on the executive committee, see “Item 6—Part A. Directors, Senior Management and Employees—Executive Committee.”

Restrictions on conversion of shares

Except as specified in the Share Rights Agreement, until BRW has paid in full all of its obligations in connection with the United Loan, BRW, Kingsland and, among others, their respective affiliates, may not voluntarily convert any of their common shares in Avianca Holdings into preferred shares or other form of convertible security, without United’s prior written consent. Under no circumstances may such parties convert any of such common shares into preferred shares or other form of convertible security if such conversion would otherwise cause all of Avianca Holdings’ preferred shares to have voting rights pursuant to the Company’s organizational documents or cause BRW and Kingsland to lose control of the Company.

Restrictions on transfer of shares

Pursuant to the Amended and Restated Joint Action Agreement, BRW, Kingsland and United shall not make, solicit or permit any sale, transfer, other disposition of, or create, incur, assume any lien with respect to any shares in Avianca Holdings to a person that is a non-permitted holder. A non-permitted holder is (a) a person whose ownership of securities of the Company would violate applicable law or would cause the Company or any of its subsidiaries to no longer comply with local ownership restrictions or aviation bilateral treaties that govern the Company’s or its subsidiaries’ operations, (b) any competitor or an affiliate of a competitor, as described therein (or any person known to be acting on their behalf), (c) any person whose business includes the transportation of passengers and/or cargo that is not a member of the Star Alliance (or any person known to be acting on their behalf), provided that the term “non-permitted holder” shall exclude the parties to the Amended and Restated Joint Action Agreement, any affiliate of United, the Independent Third Party, or following an event of default under the United Loan, a United designee. The Amended and Restated Joint Action Agreement includes certain exceptions whereby, among others, open market sales on an established U.S. or foreign securities exchange on which the shares are listed are permitted. In addition, such restrictions apply to United only in a limited way, and do not apply to Kingsland’s ability to transfer its put shares, as defined in the United Loan, to United or BRW.

Under certain circumstances, as specified in the Amended and Restated Joint Action Agreement, if Synergy intends to effect a transaction whereby it would sell substantially all of its airline assets or undergo a change of control, Kingsland will have the option, as long as it owns 10% of the outstanding common shares in Avianca Holdings, upon written notice, to require such buyer (and if such buyer fails to do so, Synergy) to purchase Avianca Holdings shares owned by Kingsland.

Pursuant to the Share Rights Agreement, without the prior written approval of United, none of Kingsland or BRW may transfer or cause to be transferred any shares to a non-permitted holder, as dsescribed above. The Share Rights Agreements provides further restrictions and rights in connection with the transfer of shares by United, BRW and Kingsland, including, subject to certain conditions set forth therein:

•	a tag-along right granted to Kingsland in the case of a proposed sale of shares owned by United

•

a drag-along right exercisable by United if it elects to transfer all of their shares (provided that this right is only exercisable if United has become a holder of at least a majority of our common shares, or United holds at least 10% of our common shares and acts together with any other shareholder in order to transfer such a majority position);

•	a right of first refusal granted to United in the event that BRW receives a bona fide purchase offer to sell all or any portion of its shares;

•

a right of first refusal granted to United in the event that Kingsland receives a bona fide purchase offer to sell all or any portion of its shares (and a right of second refusal to BRW in such instance) or in the event that Kingsland intends to exercise its tag-along right in connection with a Synergy change of control transaction;

•	a right of first offer granted to United in the event that BRW elects to sell its common shares on a securities exchange by converting them into preferred shares;

•	a right of first offer granted to United in the event that Kingsland elects to sell its common shares on a securities exchange by converting them into preferred shares;

•

call rights granted to United to call for the purchase by United of BRW’s and Kingsland’s shares in the Company in connection with, among other things, certain terminations of the Joint Business Agreement (or any other joint business agreement entered into in connection with the Joint Business Agreement);

•	a right of first refusal granted to BRW in the event that United receives a bona fide purchase offer to sell all or any portion of its shares; and

•

a right of first offer granted to BRW in the event that United elects to sell its common shares or to convert such shares into preferred shares and sell them on a securities exchange or to a third party.

Termination of the Amended and Restated Joint Action Agreement

The Amended and Restated Joint Action Agreement will terminate when no member of either the United group or the BRW group owns any common shares in Avianca Holdings. Upon certain conditions, it may also terminate when either United or BRW reject the other party’s offer to purchase its shares, as further specified in connection with the Share Rights Agreement.

Term of the Share Rights Agreement

The Share Rights Agreement provides that it shall remain in full orce and effect until the latest of (a) November 29, 2028 (which is ten years from the date of the agreement), (b) payment in full of all amounts owing under the United Loan, provided that whilst the Amended and Restated Joint Action Agreement remains in effect, certain provisions shall continue to survive, among other provisions.

Amendments to our articles of incorporation (Pacto Social)

Upon the consummation of our November 2013 U.S. initial public offering, our articles of incorporation (Pacto Social) were amended to reflect the replacement of the Shareholders’ Agreement with the Joint Action Agreement. On March 25, 2014, our articles of incorporation (Pacto Social) were further amended to reflect the appointment of a Vice-President of Operations who shall act as Chief Operating Officer of the Company. In the ordinary meeting held on March 16, 2018, the shareholders unanimously approved, the amendment of article 14 of our articles of incorporation, removing the following administrative positions from its corporate structure of: COO (Chief Operating Officer) and CRO (Chief Revenue Officer). This amendment was filed with the relevant Public Registry of Panama on May 30, 2018. In addition, and as contemplated by the Amended and Restated Joint Action Agreement and the Share Rights Agreement, on November 29, 2018, we amended and restated our articles of incorporation (Pacto Social) to conform it to the Amended and Restated Joint Action Agreement and the Share Rights Agreement. The amended and restated articles of incorporation (Pacto Social) have been filed with the Public Registry of Panama.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Part A. Selected Financial Data,” “Item 18. Financial Statements” and our consolidated financial statements and the notes thereto beginning on page F-1.

Litigation Involving Subsidiaries

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Out of the total claims and legal actions management has estimated a probable loss of $7.8 million. See Note 32 to our audited consolidated financial statements as of and for the year ended December 31, 2018.

Pilots’ Strike

Beginning in April 2018, in the aftermath of the Pilots’ Strike, we initiated disciplinary procedures against 232 pilots. After the corresponding hearings were held, Avianca dismissed 83 pilots with fair cause, 128 pilots were sanctioned with unpaid leaves between one and eight days, 13 employees resigned, three disciplinary procedures had no effect and one internal disciplinary procedure is still pending resolution.

Among those labor disputes emanating from the Pilots’ Strike and subsequent disciplinary action initiated by Avianca, Mr. Jorge Mario Cadena, who formerly served as a pilot at Avianca and served as vice-president of ACDAC, filed a constitutional claim for the protection of human rights (acción de tutela) seeking to be reinstated to his former position following his termination for cause on February 26, 2018 as a result of his participation in the Pilots’ Strike. Specifically, Mr. Cadena claimed that we violated his constitutional rights of defense and due process despite Colombian courts ruling the strike illegal. On May 7, 2018, the Ninth Administrative Trial Court of Bogotá D.C. granted a relief and ordered Avianca to reinstate Mr. Cadena to his prior position. Avianca appealed the decision and on July 3, 2018, the Administrative Tribunal of Cundinamarca issued a ruling in favor of Avianca and revoked the relief granted to Mr. Cadena, thus leading to the full effectiveness of his contract terminations.

On November 13, 2018, the constitutional court of Colombia (Corte Constitucional de Colombia) denied the possibility to examine the decision that declared the illegality of the strike, closing the door to the possibility of an adverse decision to Avianca in terms of a possible declaration of legality of the strike. On the other hand, three individual constitutional claims similar to the one presented by Mr. Cadena (acciones de tutela) were selected by the court to be revised. Those claims were presented by Juan Diego Gallo Lozano, Elizabeth Escobar Ospina and Jaime Jesús Garzón Osorio.

Judicial Restructuring of Oceanair (Avianca Brasil) and Avian

On December 10, 2018, Oceanair Linhas Aéreas S.A., commercially known as Avianca Brasil (“Oceanair”), and AVB Holding S.A. (“AVB,” and together with Oceanair “Debtors”) filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of Sao Paulo State, Brazil seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against Oceanair’s aircraft (recuperação judicial) (the “Brazilian Insolvency Proceeding”). On December 27, 2018, the Debtors also commenced a Chapter 15 proceeding in the United States Bankruptcy Court for the Southern District of New York seeking recognition of the Brazilian Insolvency Proceeding as a foreign proceeding, with the purpose of halting legal action by creditors to collect from the Debtors in the United States and to otherwise facilitate the enforceability and effectiveness in the United States of any eventual judicial orders entered into in the context of the Brazilian Insolvency Proceeding. Subsequently, several aircraft repossession actions were filed in Brazil by aircraft leasing lenders and Brazil’s National Civil Aviation Agency, known as ANAC, sought to cancel takeoff and landing licenses of aircraft operated by the Debtors. While such petitons were initially granted in some cases, such rulings were subsequently cancelled by Brazil’s Superior Court of Justice, although the approach of the courts could change to permit reposessions. As a consequence, the Debtors were granted protection from any acts of foreclosure, including lawsuits and administrative proceedings, until the Debtors’ creditor meeting held on April 5, 2019 during which creditors representing the four different categories of claims (labor, unsecured, secured and microenterprises) voted on the reorganization plan proposed by the Debtors. On April 8, 2019, the São Paulo Court of Appeal authorized certain lessors to proceed with the repossession of certain aircraft. In response to such decision, the Debtors filed a petition for the amicable return of 40 aircraft within a period of five months, which is currently under review by the court. Meanwhile, on March 11, 2019 Azul, another Brazilian airline, announced that it had signed a non-binding agreement to acquire certain operational assets and rights of Oceanair in block for $105 million. Oceanair has ceased all its international operations on March 31, 2019 and has been reducing their domestic operations. During the first week of April 2019, LATAM and Gol communicated to the market that they also intend to participate at the bidding process for the acquisition of Oceanair slots and other assets. Therefore, the draft of the reorganization plan has been amended to allow the three companies and other interested participants to compete equally in the auction, which remains to be scheduled. This adjusted plan, with some additional modifications, was approved on April 5, 2019 by the majority of OceanAir’s creditors during the creditors’ meeting. In addition, the approved restructuring plan provides that the right of the owner of Avianca’s trademarks (Avianca) shall be respected and that the temporary use of such trademarks depends on the prior authorization of Avianca Holdings.

Oceanair is not part of our group of companies and, accordingly, its results are not consolidated with ours. We are, therefore, not currently a party in any pending bankruptcy or judicial restructuring proceedings in Brazil or elsewhere. Oceanair licenses the trademark “Avianca Brasil” from us. In an effort to extract value from our affiliate relationship with Oceanair, we have historically entered into a number of commercial arrangements with Oceanair, which exposes us to counterparty and reputational risk from the Oceanair bankruptcy proceedings.

We have historically entered into a number of commercial arrangements with Oceanair, including the sublease of aircraft to Oceanair pursuant to which Oceanair is required to make monthly lease payments to us. We currently have two aircraft on sublease to Oceanair. If Oceanair does not pay under those agreements, we remain liable for those payments as the primary obligor. As of the date of this annual report, no amounts were past due on this these agreements. In addition, we have various other agency agreements, a code-sharing arrangement, an airport services agreement and a commercial agreement with Oceanair.

As per our public disclosure dated December 26, 2017, we had begun legal, financial and operational diligence in connection with a potential business combination with Oceanair prior to its judicial restructuring proceedings. However, at this time, our consideration of this venture has been generally interrupted by the Brazilian Insolvency Proceedings and related events.

Another airline in Argentina named Avian Lineas Aereas S.A. that is also part of the Synergy group and operates under the trademark “Avianca” filed for reorganization under the laws of Argentina (“concurso preventivo”) on February 15, 2019. This procedure seeks protection against creditors in Argentina. Avian is also not part of our group and, accordingly, its administration, operations and financial statements are separate, and its results are not consolidated with ours. We have entered into certain commercial agreements with Avian that are not material for us and there are no aircraft leased to Avian or fleet exposure with Avian similar to the one we face with respect to Oceanair.

See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Our Company—Oceanair, a Brazilian airline that licenses the trademark “Avianca” from Aerovias del Continente Americano S.A. – Avianca, recently filed a petition for judicial restructuring in Brazilian courts and, shortly thereafter, for Chapter 15 relief in the United States. In addition, Avian, an Argentinian airline that licenses the trademark “Avianca” from Aerovias del Continente Americano S.A. – Avianca, recently initiated a preventative crisis procedure as a precursor to dismissing certain employees and reducing the salaries of other employees. Each of these factors may have a negative impact on our business, revenue and financial position and cause significant reputational harm.”

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of the holders of our common shares who vote to approve dividend declarations at annual or extraordinary general meetings. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our general shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

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

Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to holders of our preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Item 10. Additional Information—Part B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

A majority of the holders of our common shares may, in their sole discretion and for any reason, amend or discontinue the dividend policy. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Our controlling shareholders have the ability to direct our affairs and their interests could conflict with those of our ADS holders.”

Avianca and certain of its subsidiaries are parties to bonds, leases and loan agreements that restrict their ability to pay dividends or make distributions to us. For a description of such restrictions, see “Item 5. Operating and Financial Review and Prospects—Part B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

On March 22, 2019, dividends of COP 50 per share to shareholders of preferred stock of the Company and a dividend of COP 46 per share to holders of common stock were declared at our general shareholders meeting, which are to be paid to shareholders of record in three payments on May 24, August 23 and September 20, 2019, payable to shareholders of the preferred and common shares, including ADS.

On March 16, 2018, dividend of COP 98.6 per share was declared at our general shareholders meeting which were paid to shareholders of record in four equal payments of COP 24.65 per share on June 29, July 31, August 31, and September 28, 2018 and represents an aggregate dividend payment of COP 98,728,960,091.00 payable to shareholders of the preferred and common shares, including ADS.

On March 31, 2017, a semi-annual dividend of COP 38.5 per share was declared at our general shareholders meeting which was paid to shareholders of record no later than July 31st and October 31st, 2017 and represents an aggregate dividend payment of COP 77,100,709.84, payable to the holders of the preferred shares and common shares, including ADS.

On March 31, 2016, an annual dividend of COP 50 per share was declared at our general shareholders meeting which is to be paid to shareholders of record in four equal installments of COP 12.50 per share, no later than April 7, 2016, July 1, 2016, October 7, 2016 and December 16, 2016 and represents an aggregate dividend payment of $5.7 million (obtained by dividing the equivalent amount in Colombian pesos by the exchange rate of COP 3,022.35 per $1.00 (the exchange rate as of March 31, 2016)), payable to the holders of the preferred, including the ADSs.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2018.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The ADSs

Our ADSs have been listed on the New York Stock Exchange since November 6, 2013 under the symbol “AVH.”

Our Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PFAVH.” Our preferred shares began trading on May 11, 2011.

On March 29, 2019, the closing price of our preferred shares on the Colombian Stock Exchange was COP 1,675.00, or $0.52 per share (based on the exchange rate on such date, which was COP 3,190.94 per $1.00).

B.	Plan of Distribution

Not applicable.

C.	Markets

Prior to 2001, there were three stock exchanges in Colombia: The Stock Exchange of Bogotá created in 1928, the Stock Exchange of Medellín (1950) and the Stock Exchange of Occidente (1970).

After the limited economic growth during the 1980s, the economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by listed companies’ market capitalization, the total value traded in the stock markets and the total amount of outstanding domestic public and private bonds.

Such rapid growth has resulted in the increased regulation of the Colombian capital markets. In addition, such growth precipitated the merger of the Stock Exchanges of Bogotá, Medellín and Occidente into the Colombian Stock Exchange in July 2001.

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

On November 22, 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. In June 2014, the Mexican Stock Exchange and local depositary (INDEVAL) were also integrated into the Latin American Integrated Market. The Latin American Integrated Market is the leading market in terms of number of issuers ( 643 as of September 2018) and market capitalization ($963 billion as of September 2018).

The total value of equities traded on the Colombian Stock Exchange during 2018 was COP 44.4 trillion (including spot and repurchase and securities lending transactions) with a daily average of COP 182,890 million, representing a nominal increase of 7.37% from the daily average value of equities traded in 2017. Spot transactions over equities traded during 2018 was COP 35.9 trillion with a daily average of COP 147,640 million, representing a nominal increase of 6.49% from the daily average value of spot transactions traded in 2017. Both debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The table below sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2008.

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
Number of listed companies	68	69	70	73	74	79	82	83	86	87	89
Market capitalization (in trillions of COP)	340	364	311	278	364	416	484	404	418	287	196

Source: Colombian Stock Exchange.

As of December 31, 2018, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 77.3% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange during the year 2018 represented 77.5% of the total trading volume during that period. Annual trading values of equity securities by exchange are set forth in the table below.

Annual Trading Values of Equity Securities (in trillions of COP) Year Ended December 31,
2018	2017	2016	2015	2014	2013	2012	2011	2010	2009	2008
44	41	42	40	49	49	71	68	54	40	40

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

The IGBC is an index comprising stocks that meet certain frequency and turnover criteria. The weight of the shares in the index basket is determined by the amount of shares traded of each constituent. It has seven sector indices associated with its methodology (Agricultural, Retail, Financial, Industrial, Investment Companies, Public Services and Other Services).

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

As a general rule, pursuant to Decree 2555 of 2010 (“Decree 2555”), as amended, any transaction involving the sale of publicly traded stock in an amount of Colombian pesos equivalent or superior to 66,000 Units of Real Value (Unidades de Valor Real), an index calculated by the Central Bank of Colombia on a daily basis based on the monthly fluctuation of the consumer price index (índice de precios al consumidor), must be effected through transaction modules subject to the inspection and supervision of the Colombian Superintendency of Finance. Transactions involving securities of non-Colombian companies settled outside Colombia are generally exempt from this requirement. Stock transfers originated in operations different from buying or selling or conducted between two parties who are acting for the same beneficial owner are exempt as well, but must be informed to the Colombian Superintendency of Finance five days prior to the transaction. Decree 2555 expressly prohibits any issuer from registering such transactions which do not comply with these requirements in its share registry.

Colombian securities regulation also governs insider trading, which it defines as the use of privileged information to one’s benefit in a securities transaction on a stock exchange. For these purposes, privileged information is market-moving information that has not been made public. While few sanctions have been imposed for insider trading, individuals who (1) use privileged information, (2) who, through their employees, including brokers, have access to such information and disclose it to a third party that does not have the right to receive such information, or (3) recommend a market transaction based on such information, may be fined in accordance with, among other criteria, the seriousness of the infraction. Other sanctions under Law 964 include (i) warnings, (ii) suspensions or disqualifications from exercising management, direction, control or auditing functions of entities subject to inspection and vigilance by the Colombian Superintendency of Finance for up to five years, (iii) removal of the individuals who exercise management, direction, control or auditing functions of entities subject to inspection and vigilance by the Superintendency of Finance, and (iv) suspension or cancellation (for a period between one and 20 years) of the registration of the securities in the corresponding registers regulated under Law 964, such as the Colombian Registry of Issuers and Securities (Registro Nacional de Valores y Emisores). These penalties are complemented by Article 258 of the criminal code, through which the improper use of privileged information may result in imprisonment for a term of one to three years and/or monetary fines for the improper use of privileged information.

Regulation of the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific private regulations issued by the Colombian Stock Exchange, particularly the General Rules of the Colombian Stock Exchange, as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, and Decree 2555. These rules mainly govern listing and trading activities in the Colombian Stock Exchange. In particular, they include (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Stock Exchange, and (iii) admission requirements for broker-dealers.

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository and clearing facility for securities of private issuers in charge of administering the transfer and registry of securities and facilitating the exercise of economic and political rights of securities holders. Deceval formally began operations in 1994 and its activities are regulated by Law 964 of 2005 and Decree 2555, as amended. Settlement procedures could then be made either through physical delivery or in book-entry form. Except for some specific public auction procedures, since 2001 the settlement of securities transactions on the Colombian Stock Exchange is customarily made at T+3 through Deceval’s book-entry system. In 2017, the BVC and Deceval underwent a corporate integration in order to decrease transaction costs on operations and create a more competitive market. There also exists in Colombia a limited clearing facility through the Colombian Central Bank for government-issued or government-guaranteed securities.

Pursuant to Decree 2555, the Colombian Stock Exchange has the prerogative to order the suspension of trading in a particular security of a particular company as a means of controlling excessive price volatility or as a protective measure for the investors and the market. The Colombian Stock Exchange may also suspend all trading in securities listed on the exchange in response to the issuers’ non-compliance with market or securities regulations.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are constituted as a corporation under Panama law and our articles of incorporation have been duly registered with the Public Registry of Panama at Folio 728981(S) of the Mercantile Section. We are mainly engaged in the air transportation of passengers and cargo, although our articles of incorporation grant us general powers to engage in other lawful businesses, as set forth in Article 2.

Description of Capital Stock

General

Our articles of incorporation authorize us to issue 4,000,000,000 shares of capital stock, par value of $0.125 per share, which may be divided into common shares and shares with preferred dividend and limited voting rights, or our preferred shares.

As of December 31, 2018, we had 660,800,003 common shares and 340,507,914 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of preferred shares cannot exceed the number of common shares. The number of outstanding preferred shares may exceed the number of outstanding common shares only if it is approved by the affirmative vote of no less than seventy percent (70%) of the issued and outstanding common shares and of no less than seventy percent (70%) of the issued and outstanding preferred shares. In the event in that preferred shares represent more than 75% of the total of the outstanding shares of the company, the holders of preferred shares shall have, in addition to their other rights set forth in our articles of incorporation, the right to vote as if they were holders of common shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there shall be a minimum of 5 common shares at all times.

Our articles of association do not contain any provisions governing an ownership threshold above which shareholder ownership must be disclosed.

Board of Directors

Certain related party transactions require the approval of the Independent Third Party and BRW (see “Item 7. Major Shareholders and Related Party Transactions. Part B—Related Party Transactions—Amended and Restated Joint Action Agreement.”), including (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

With regards to borrowing powers exercisable by the directors and how such borrowing powers can be varied, the articles of association require approval from a majority of the independent directors in order to, except as contemplated by the business plan and budget, incur indebtedness for borrowed money if such borrowing involves an aggregate annual amount greater than ten percent (10%) of the amount budgeted therefor in the business plan and budget.

There is no number of shares required for director’s qualification and the articles of association do not contain any provisions regarding the retirement or non-retirement of directors at a certain age.

For more information, see “—Shareholders’ Meetings.”

Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia) and trade on the Colombian Stock Exchange. Pursuant to article 6.15.1.1.2 of Decree 2555, subject to certain exceptions, all trades and sales of shares listed on the Colombian Stock Exchange in an amount in Colombian pesos equivalent or superior to 66,000 Units of Real Value, must be made through the trading systems of the Colombian Stock Exchange. A holder of preferred shares must meet the requirements set forth by applicable Colombian regulations for the sale or transfer of the preferred shares to be a perfected interest and such sale or transfer must be properly registered in the Colombian centralized securities depository, or Deceval. Accordingly, any dispute that arises from the sale and purchase of preferred shares is subject to the Colombian laws and regulations and to the jurisdiction of Colombian courts. Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares. For more information, see “—Part D. Exchange Controls—Registration of the ADR Program and Investment in our ADSs by non-residents of Colombia.”

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

Rights

Each holder of preferred share is entitled to, among other things:

•	a minimum preferential dividend of COP 50 per share. See “—Preferred Shares—Minimum Preferred Dividend”;

•	subject to certain conditions, together with the holders of common shares a pro rata portion of our distributable profits;

•	preferential reimbursement of its capital contributions once our other creditors are duly paid in the case of our dissolution or liquidation;

•	exercise of certain tag along rights (see “—Tag Along Rights”); and

•

any other right granted by our by-laws to the holders of common shares, except for, subject to certain conditions: (i) pre-emptive rights of holders of common shares to subscribe capital stock different from preferred shares; (ii) the right to inspect our corporate books and records, except in those cases in which the right of inspection is related to subject matters in which the holders of preferred shares have the right to participate in the general shareholders meeting and to vote in them and (iii) right to participate and vote in a general shareholders meeting, except in certain cases in which the holders of preferred shares have the right to participate and vote in the general shareholders meeting.

There are no sinking fund provisions, no obligations to further capital calls by the company and no provisions discriminating against existing or prospective holders as a result of such holders owning a substantial number of shares. Under Panamanian law, there is not distinction between Panamanian and foreign nationals with respect to rights granted by the shares.

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

Limited Voting Rights

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions:

•	our anticipated dissolution, merger, integration or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange;

•	determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits;

•	when modifications that could impair the rights of holders of preferred shares are being voted upon;

•	when the conversion of the preferred shares into common shares is being voted upon; and

•	if the number of preferred shares were to exceed the number of common shares (subject to certain exceptions).

Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting (as if they were holders of common shares) when the holders of preferred shares represent more than 75% of our capital stock.

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

At ordinary annual meetings of shareholders, the board of directors is elected and our annual consolidated financial statements, audit and management reports and any other issues required by applicable law or our by-laws are approved. Extraordinary meetings may be summoned by the chairman of our board of directors when deemed appropriate, or by our chief executive officer or by our secretary, or whenever a meeting is requested by shareholders representing at least 20% of holders of our common shares.

A notice of an extraordinary general shareholders’ meeting, listing the matters to be addressed at such meeting, must be published in a newspaper of wide circulation in Colombia, at least five business days prior to the meeting. The notice will also be delivered by means of personal and written communication, addressed to each holder of common shares by registered mail to the address the shareholder has registered with the company and it will also be electronically published in the web page of the company.

For both ordinary and extraordinary general shareholders’ meetings to be convened, a quorum represented by the presence of a plurality of shareholders representing at least 50% (plus one share) entitled to vote at the relevant meeting is required.

General shareholders meetings related to (i) our anticipated dissolution, merger, integration, transformation or change of our corporate purpose; (ii) any amendment that would impair the rights of the holders of preferred shares; (iii) the conversion of preferred shares into common shares; or (iv) the number of preferred shares exceeding the number of common shares (subject to certain exceptions), require the presence of the holders of at least 70% of the outstanding preferred shares.

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions: (i) our anticipated dissolution, merger, integration or transformation or change of our corporate purpose; (ii) the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange; (iii) determination by the Colombian Financial Superintendency that there have been concealed or diverted benefits that decreased our distributable profits; (iv) any amendments that would impair the rights of the holders of preferred shares; (v) the conversion of preferred shares into common shares; and (vi) if the number of preferred shares were to exceed the number of common shares (subject to certain exceptions). Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

In the case of any shareholders’ meeting to consider any of the significant corporate events above in respect of which holders of preferred shares may vote, notice of the shareholders’ meeting must be given 15 business days in advance of the meeting date.

The Amended and Restated Joint Action Agreement grants veto rights to BRW and the Independent Third Party to approve certain corporate decisions (see “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Amended and Restated Joint Action Agreement”); prior to the Company or the board of directors submitting any such matter to a vote of the Company’s shareholders, the Company shall send, among others, to each of the Independent Third Party and BRW a written notice requesting that each of them approves such matter in the time constraints provided for in the Amended and Restated Joint Action Agreement.

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

On November 30, 2018, our articles of incorporation (Pacto Social) were amended through a unanimous resolution by the holders of our voting common shares to reflect (i) the amendments to the Joint Action Agreement, amended and restated on November 29, 2018, originally dated September 11, 2013, as amended on March 24, 2015, and (ii) the share rights agreement entered into between Avianca Holdings, Kingsland, BRW and United on November 29, 2018.

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
Directors

Conflict of Interest Transactions. Transactions involving a Panamanian corporation and an interested director or officer are initially subject to the approval of the board of directors

At the next shareholders’ meeting, shareholders will then have the right to disapprove the board of directors’ decision and to decide to take legal actions against the directors or officers who voted in favor of the transaction.

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

Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.	Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.

Authority to take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Shareholder Meetings and Voting Rights
Panama	Delaware
Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation so provide, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.	Quorum. For stock corporations, the articles of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Action by Written Consent. Panamanian law permits shareholder action without formally calling a meeting, but the decision must be adopted by Unanimous Written Consent of all the stockholders.	Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.

Other Shareholder Rights

Shareholder Proposals. Shareholders representing one-twentieth (i.e., 5%) of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.	Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Under Law 32 of 1927, shareholders of a Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, instead of shares, of the surviving entity.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders.

Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.	Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated stockholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against officers and directors.

Panama	Delaware

Inspection of Corporate Records. Shareholders representing at least one-twentieth (i.e., 5%) of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.	Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

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

No comparable provisions exist under Delaware law.

C.	Material Contracts

English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.), which is included as Exhibit 3.1 to this annual report.

English translation of Temporary Bonus Plan adopted on March 6, 2012, which is included as Exhibit 2.1 to this annual report.

English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca, as amended, which is included as Exhibit 4.1 to this annual report.

English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca, as amended, which is included as Exhibit 4.2 to this annual report, and the amendments thereto as Exhibits 4.2.1 to 4.2.4.

English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca, which is included as Exhibit 4.3 to this annual report.

A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family, as amended, which is included as Exhibit 4.4 to this annual report, and the amendments thereto as Exhibits 4.4.1 to 4.4.29.

A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family, as amended, which is included as Exhibit 4.5 to this annual report, and the amendments thereto as Exhibits 4.5.1 to 4.5.13.

Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement), as amended, which is included as Exhibit 4.6 to this annual report, and the amendment thereto as Exhibit 4.6.1.

A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family, as amended, which is included as Exhibit 4.7 to this annual report, and the amendments thereto as Exhibits 4.7.1 to 4.7.4.

Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011, as amended, which is included as Exhibit 4.8 to this annual report, and the amendments thereto as Exhibits 4.8.1 to 4.8.4.

Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011, as amended, which is included as Exhibit 4.9 to this annual report, and the amendments thereto as Exhibits 4.9.1 to 4.9.5.

Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft, as amended, which is included as Exhibit 4.10 to this annual report, and the amendments thereto as Exhibits 4.10.1 to 4.10.9.

Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft, as amended, which is included as Exhibit 4.11 to this annual report.

Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca, as amended, which is included as Exhibit 4.12 to this annual report, and the amendments thereto as Exhibits 4.12.1 to 4.12.4.

General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A., as amended, which is included as Exhibit 4.13 to this annual report, and the amendments thereto as Exhibits 4.13.1 to 4.13.3.

General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca, as amended, which is included as Exhibit 4.14 to this annual report, and the amendment thereto as Exhibit 4.14.1.

General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd., which is included as Exhibit 4.15 to this annual report.

OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca, which is included as Exhibit 4.16 to this annual report.

Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.), as amended, which is included as Exhibit 4.17 to this annual report, and the amendment thereto as Exhibit 4.17.1.

General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.), which is included as Exhibit 4.18 to this annual report.

Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.), which is included as Exhibit 4.19 to this annual report.
Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited, as amended, which is included as Exhibit 4.20 to this annual report, and the amendments thereto as Exhibits 4.20.1 to 4.20.2.

Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited, which is included as Exhibit 4.21 to this annual report.

Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca, as amended, which is included as Exhibit 4.22 to this annual report, and the amendment thereto as Exhibit 4.22.1.

Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment), which is included as Exhibit 4.23 to this annual report.

A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family, as amended, which is included as Exhibit 4.24 to this annual report, and the amendments thereto as Exhibits 4.24.1 to 4.24.15.

Liquid Aviation Fuel Supply Agreement (Regional) dated August 30, 2017 between Organizacion Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia, which is included as Exhibit 4.26 to this annual report.

Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited, as amended, which is included as Exhibit 2.2 to this annual report, and the amendment thereto as Exhibit 2.2.1.

Joint Action Agreement dated as of November 29, 2018, between us, Kingsland, BRW, United and Synergy, as amended, which is included as Exhibit 2.3.1 to this annual report and the amendment thereto as Exhibit 2.3.1.

Share Rights Agreement dated November 29, 2018 between Avianca Holdings, Kingsland, BRW United and Synergy, which is included as Exhibit 2.4 to this annual report.

For a discussion of material financing agreements, see “Item 5. Operating and Financial Review and Prospects—Part. B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

D.	Exchange Controls

In 1990, the Colombian government adopted a policy of gradual currency liberalization. Foreign exchange holdings abroad were permitted, and in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the commercial foreign exchange market (mercado cambiario).

Law 9 of 1991, Resolution 1 of 2018 and External Circular DCIN—83 of the Central Bank, as amended, establish two types of markets for foreign currency exchange: (1) the free market, which consists of all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX market (as defined below), or the free market. The free market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (2) the controlled market, or the FX market, which consists of (a) all foreign currencies originated in operations considered to be operations of the FX market, or the controlled operations, which may only be transacted through foreign exchange intermediaries or through the registered compensation accounts mechanism, or the compensation accounts, or (b) foreign currencies, which although not required to be bought from a foreign exchange, including the FX market, are voluntarily channeled through such market.

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

Registration of the ADR Program and Investment in our ADSs by non-residents of Colombia

The International Investment Statute of Colombia as provided by Decree 2080 of 2000, complied into Decree 1068 of 2015, as amended, regulates the manner in which foreign investors may participate in the Colombian securities markets and undertake other types of Investments, prescribes registration with the Colombian Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered.

The International Investment Statute provides specific procedures for the registration of ADR programs as a form of foreign portfolio investment, which is required for the preferred shares to be offered in the form of ADSs. Under these regulations, failure to register foreign exchange transactions relating to investments in Colombia with the Colombian Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, and constitute an exchange control violation and/or may result in a fine.

Each individual investor who deposits preferred shares into the ADR facility for the purpose of acquiring ADSs will be required, as a condition to acceptance by a custodian of such deposit, to provide or cause to be provided certain information to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance payments, including for the payment of dividends, constitute an exchange control violation and/or may result in a fine.

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

The Central Bank and the Ministerio de Hacienda y Crédito Publico (Colombian Ministry of Finance and Public Credit, or MHCP) have, in the past, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•	up to a 50.0% non-interest-bearing deposit requirement at the Central Bank, applicable to short-term portfolio investments. As of 2008, the deposit was rescinded;

•	restrictions on the repatriation of foreign direct investments, which was rescinded in 2008; and

•	interest-free deposits with the Central Bank applicable to the proceeds resulting from debt in foreign currency. Currently, the percentage of this deposit is 0%.

During 2016, the Colombian peso appreciated against the U.S. dollar by 4.72%. During 2017, the Colombian peso appreciated against the U.S. dollar by 0.56%. During 2018, the Colombian peso depreciated against the U.S. dollar by 8.91%. We cannot assure you that the Colombian Peso will not appreciate or depreciate relative to other currencies in the future. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate—Our performance is heavily dependent on economic and political conditions in Colombia” and “Item 3. Key Information—Part D. Risk Factors—Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate—Government policies and actions, and judicial decisions, in Colombia, Peru, Ecuador or Central America could significantly affect the local economy and, as a result, our results of operations and financial condition.” On March 31, 2019, the exchange rate for U.S. dollars was COP 3,174.79 to $1.00. On April 5, 2019, the exchange rate between the Colombian Peso and the U.S. Dollar certified by the SFC was COP 3,132.78 per $1.00. The Federal Reserve Bank of New York does not report a rate for Colombian pesos. The Colombian Central Bank establishes the parameters that must be observed in order to calculate the Representative Market Rate (Tasa Representativa del Mercado); then, the Colombian Financial Superintendency proceeds to compute and certify the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

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

Period	High	Low	Average(1)	Period-End
	(in COP)
Year ended December 31, 2016	3,434.89	2,833.78	3,050.98	3,000.71
Year ended December 31, 2017	3,092.65	2,837.90	2,000.33	2,984.00
Year ended December 31, 2018	3,289.69	2,705.34	2,956.43	3,249.75
(through March 31, 2019)	3,190.94	3,077.35	3,128.68	3,174.79

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Period	High	Low	Average(1)	Period-End
	(in COP)
First Quarter 2017	3,004.43	2,851.98	2,922.47	2,880.24
Second Quarter 2017	3,053.90	2,837.90	2,949.29	3,038.26
Third Quarter 2017	3,092.65	2,893.18	2,948.35	3,011.44
Fourth Quarter 2017	3,055.57	2,921.92	2,986.03	2,984.00
First Quarter 2018	2,984.00	2,780.04	2,858.87	2,780.47
Second Quarter 2018	2,945.09	2,705.34	2,839.51	2,930.80
Third Quarter 2018	3,100.37	2,861.70	2,958.44	2,972.18
Fourth Quarter 2018	3,289.69	2,972.18	3,165.50	3,249.75
First Quarter 2019	3,250.01	3,072.01	3,137.26	3,174.79

Source: Colombian Central Bank

(1)	Represents the average of the rates on each day in the period.

Month	High	Low	Average(1)	Period-End
	(in COP)
October 2018	3,202.44	2,972.18	3,077.90	3,202.44
November 2018	3,274.47	3,140.25	3,194.03	3,240.02
December 2018	3,289.69	3,153.29	3,215.00	3,249.75
January 2019	3,250.01	3,120.56	3,165.19	3,163.46
February 2019	3,155.27	3,072.01	3,115.84	3,072.01
March 2019	3,190.94	3,077.35	3,128.68	3,174.79

Source: Colombian Central Bank

(1)	Represents the average daily exchange rates for each of the last six months.

E.	Taxation

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our preferred shares and ADSs by a U.S. Holder (as defined below) as of the date of this annual report. This discussion is limited to U.S. Holders that hold our preferred shares or ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts;

•	regulated investment companies;

•	dealers and brokers in stocks, securities or currencies;

•	traders in securities that use a mark-to-market method of tax accounting;

•	tax-exempt entities;

•	S-corporations;

•	certain former citizens or long-term residents of the United States;

•

persons that hold our preferred shares or ADSs as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction for U.S. federal income tax purposes;

•	persons that hold, directly, indirectly or constructively, 10% or more (by vote or value) of our equity or the equity of any of our subsidiaries;

•	persons whose “functional currency” is not the U.S. dollar.

If a partnership (or any entity treated as a partnership for U.S. federal income tax purposes) holds our preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding our preferred shares or ADSs should consult its tax advisor.

In addition, this discussion does not address the U.S. federal estate, gift or alternative minimum taxes, or any tax considerations arising under the net investment income tax, nor does it address any tax considerations arising under the laws of any state, local or foreign jurisdiction.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations (the “Regulations”), all as of the date of this annual report, and any of which are subject to change, possibly with a retroactive effect, or differing interpretations so as to result in U.S. federal income tax considerations different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below. There is currently no comprehensive income tax treaty in effect either between the United States and Colombia, or between the United States and Panama. In addition, this summary assumes that the deposit agreement and all other related agreements will be performed in accordance with their terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our preferred shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations of the ownership or disposition of our preferred shares or ADSs in light of their particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

ADSs

If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, such holder will generally be treated as the owner of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below the gross amount of distributions (including amounts withheld to reflect foreign withholding tax, if any) on our preferred shares or ADSs will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will generally be includible in the gross income of a U.S. Holder on the day actually or constructively received by such U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of our ADSs. To the extent that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, such amount will be treated first as a return of capital, and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a dividend. Dividends received on our preferred shares or ADSs will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our preferred shares or ADSs, provided that certain conditions are satisfied, including that (i) the preferred shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of an approved comprehensive income tax treaty with the United States, (ii) we are not either a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. Our ADSs are listed on the NYSE, which is an established securities market in the United States. As discussed under “—Passive Foreign Investment Company” below, we do not believe we were a PFIC for our 2018 taxable year and expect that we will not be classified as a PFIC for the current taxable year or in the foreseeable future. As such, we anticipate that our ADSs should qualify as readily tradable and we believe that dividends paid on our ADSs will, subject to the discussion above, be eligible for these reduced tax rates, although there can be no assurances in this regard. Because our preferred shares are not listed on an established securities market and we are not eligible for the benefits of an approved comprehensive income tax treaty with the United States, however, we do not expect that the dividends we pay on our preferred shares that are not represented by ADSs will meet the conditions required for such reduced tax rates. U.S. Holders should consult their tax advisors regarding the application of these rules to their particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If a U.S. Holder converts the Pesos received as a dividend into U.S. dollars on the date they are received, such holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. If a U.S. Holder does not convert the Pesos received as a dividend into U.S. dollars on the date of receipt, such holder will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any foreign currency gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of any Pesos received in a dividend will generally be treated as U.S. source ordinary income or loss.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our preferred shares or ADSs. For purposes of calculating the foreign tax credit, dividends paid on our preferred shares or ADSs will generally be treated as foreign source income and will generally constitute passive category income. A U.S. Holder who does not claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our preferred shares or ADSs in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such preferred shares or ADSs. Any capital gain or loss will be long-term if the preferred shares or ADSs have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our preferred shares or ADSs in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis. For these purposes, if any foreign income tax is withheld on the sale or other taxable disposition of our preferred shares or ADSs, the amount realized will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the foreign income tax. Any capital gain or loss will be long-term if such U.S. Holder has held our preffered shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for foreign tax credit purposes. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of our preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on certain estimates of our gross income and gross assets, we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future. However, because PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year, nor will we give any assurances as to whether we were a PFIC for any prior taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder owns any of our preferred shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election (as described below), the U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our preferred shares or ADSs), and (ii) any gain realized on the sale or other disposition of our preferred shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. Holder holds our preferred shares or ADSs and any of our subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we were to be classified as a PFIC, a U.S. Holder may make a mark-to-market election with respect to our preferred shares or ADSs provided our preferred shares or ADSs, as the case may be, are treated as regularly traded on a qualified exchange or other market as defined in applicable Regulations. Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, however, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. We do not intend to make available the information necessary for a U.S. Holder to make a “qualified electing fund” election. U.S. Holders should consult their tax advisors regarding the potential availability and considerations of making a mark-to-market or qualified electing fund election in case we are classified as a PFIC in any taxable year.

If a U.S. Holder holds our preferred shares or ADSs in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to our preferred shares or ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in accounts maintained by certain financial institutions), by filing IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold preferred shares or ADSs. U.S. Holders should consult their tax advisors regarding foreign asset reporting requirements relating to their ownership of the preferred shares or ADSs.

Panama

The following is a discussion of the material Panamanian tax considerations to holders of our preferred shares or ADSs under Panamanian tax law, and is based upon the tax laws, decrees, interpretative rulings, judicial decisions and regulations in force and effect as of the date of this annual report, which may be subject to change. This discussion does not address the tax treatment of investors that may be subject to special tax regimes or tax treaties. This summary is not intended as tax advice to any particular investor, nor does it purport to furnish information in the level of details as, or with attention to, an investor’s specific circumstances that would be provided by an investor’s own tax advisor. Investors are urged to consult their own tax advisors as to the precise Panamanian and other tax consequences of acquiring, owning, and disposing of the securities.

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

If the preferred shares are issued by an entity that directly or indirectly receives Panama source income, Panamanian taxes on capital gains will apply to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares, at a rate of 10 per cent on the capital gains realized, payable by a 5 per cent withholding on the purchase price by the purchaser and tender such amount to the tax authorities within the following 10 business days, as an advance on the seller’s capital gains tax payment. Nevertheless, at the seller’s option, the amount withheld will satisfy the tax obligation even if it is less than 10% of the capital gain. If the amount withheld exceeds 10% of the capital gain, the seller has the option to file a tax return and claim a tax credit or a refund of such excess. In the case of shares issued by an entity that are of economically invested assets both in Panama and offshore, the taxation of capital gains will be levied on the proportion of the gains derived or resulting from the Panamanian economically invested assets. If the preferred shares issued by an entity that directly or indirectly receives Panama source income are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or to nationals of other countries.

Other Panamanian taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of our preferred shares or ADSs, whether such holder were Panamanian or a national of another country.

Colombia

The following is a summary of the material Colombian tax considerations to holders of ADSs under Colombian tax law, and it is based upon the tax laws and regulations in force and effective as of the date of this annual report, which may be subject to changes. This summary is not intended to be a comprehensive description of all Colombian tax considerations that may be relevant to a decision to purchase the ADSs. Prospective purchasers should consult their own tax advisors as to Colombian tax consequences of the purchase, ownership and sale of ADSs and or underlying preferred shares, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

Legal framework

Colombian and non-Colombian individuals considered residents(1) in the country are subject to income tax and capital gain tax with respect to both worldwide source income, Colombian and non-Colombian source income. On the other hand, Colombian nationals and non-Colombian individuals with no tax residence in the country are subject to income tax and capital gain tax but only with respect to their Colombian source income.

Colombian entities are subject to income tax with respect to their worldwide income, both, Colombian and foreign source income. Moreover, foreign non-resident entities are subject to income tax and capital gain tax in the country but only with respect to their Colombian source income. Permanent establishments of foreign non-resident entities or individuals are subject to income tax and capital gain tax in the country on their worldwide income.

Dividends will be deemed Colombian source income when distributed by a Colombian company. On the other hand, income from the sale of shares will be deemed Colombian source if the respective company is deemed Colombian. A given entity is deemed to be Colombian for income tax purposes whenever such entity is domiciled in Colombia, incorporated under Colombian laws or it has its effective place of management in Colombia.

The tax bill enacted in December 2018, provided for changes in income tax and value-added tax, among other changes. Among the major changes that are applicable as of January 1, 2019 and for following years: i) decrease in the corporate income tax rates from 37% for fiscal year 2018 to 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021 and 30% for fiscal year 2022 and onwards, ii) gradual elimination of the presumptive income taxable base to 1.5% for fiscal year 2019 and 2020 and 0% for fiscal year 2021 and onwards, iii) increase in income tax withholdings on payments to outside of Colombia, among others. However, it should be taken into account that some of the changes mentioned above will not apply to Avianca, considering the Legal Stability Agreement that the Company has signed with the government.

Income tax on dividend income

Dividends distributed by non-Colombian companies such as us are not deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the depositary or any non-resident or non-Colombian company acting as shareholder, will not be subject to income tax in Colombia with respect to dividend income earned from us.

By contrast, resident individuals and Colombian companies acting as shareholders will be subject to income tax in Colombia with respect to dividend income earned from us.

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax, including its surcharge in case the taxpayer is subject to this tax, as follows, in accordance with article 254 of the Colombian Tax Code:

•

The amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the effective income tax rate at which the profits that gave rise to the dividends were subject to; and

•

When the entity distributing the dividends that are subject to tax in Colombia, received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the effective tax rate at which the profits that generated the dividends were subject to.

Pursuant to Colombian tax law, an individual (including a holder of ADSs) will be deemed to be a tax resident in Colombia if (s)he meets any of the following criteria: If the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered Colombian resident as of the second fiscal year. If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, because of their diplomatic relation to the Colombian State or to a diplomat of the Colombian State in application of the Vienna Conventions on Diplomatic and Consular Relations.

Colombian nationals are also deemed as tax residents, regardless of where they have their physical presence, if they fulfill any of the following conditions:

•	whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia;

•	that 50% or more of their income is considered Colombian-source;

•	that 50% or more of such person’s assets are managed in Colombia;

•	that 50% or more of such person’s assets are possessed in Colombia;

•	that having been notified by the Colombian Tax Office, did not offer proof of their tax residence outside of Colombia; or

•

having their tax residence in a place considered by the Colombian Government as a tax haven. Individuals that according to these rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Office by means of a tax residence certificate issued by the foreign tax authority.

Colombian nationals considered tax residents due to the abovementioned criteria, will not be considered as tax resident in Colombia if 50% or more of their annual income have their source in the jurisdiction in which they have their domicile, or 50% or more of their assets are located in the jurisdiction in which they have their domicile.

Dividends distributed by Colombian companies such as Avianca to Colombian resident individuals and non-Colombian companies, generated from 2017 onwards, are subject to dividend withholding tax. Colombian resident individuals are subject to progressive tax rates of 0% to 15% according to the amount paid based on thresholds set forth by law; non-Colombian companies are subject to a tax rate of 7.5% in addition to the 33% of the withholding tax rates.

Income tax/capital gain tax on profit from the sale of ADRs or the underlying shares

Profits derived from the disposal of assets located in Colombia at the moment of the transfer are deemed Colombian source income. If assets are located out of Colombia at the moment of the transfer, profits derived thereto would be deemed non-Colombian source income.

Profits arising from the disposal of any kind of assets, which have made part of fixed assets of the Colombian taxpayer (resident individual or company) for a term of two years or more, are considered capital gains. Fixed assets are movable or immovable tangible and intangible assets that are not sold in the ordinary course of business of the taxpayer. In contrast, profits arising from the disposal of assets that made part of the taxpayer’s fixed assets for less than two years are not considered capital gains but ordinary income.

The capital gain or the net income resulting from the sale of ADRs or shares is comprised of the difference between the transfer price and the cost of the asset being sold. Please bear in mind that the transfer price is the market value made in cash or in kind. The market value is the one agreed by the parties, provided that does not differ considerably from the average market price for items of the same kind, at the date of disposal. It is understood that the value agreed by the parties differs considerably from the average, when it deviates by more than 15% of the prices established in trade for goods of the same kind and quality, at the date of disposal, taking into account the nature, condition and status of assets.

The capital gain tax rate applicable to resident individuals and Colombian companies is 10%. On the other hand, the income tax rate applicable to Colombian companies is 33% (2019), 32% (2020), 31% (2021) and 30% (2022 and onwards). Moreover, resident individuals are subject to income tax at marginal rates of 0%, 19%, 28%, 33%, 35%, 37% and 39%.

Profits from the transfer of shares listed on the Colombian stock exchange earned by the same beneficial owner, not exceeding 10% of the outstanding shares of the respective company for a taxable year, will not be subject to income tax or capital gains tax in Colombia.

Accordingly, income resulting from the sale of ADRs or shares in Avianca Holdings S.A. will not be deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the depositary or any non-resident or non-Colombian company acting as investor or shareholder, will not be subject to income tax or capital gains tax in Colombia with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings.

By contrast, resident individuals and Colombian companies acting as investors or shareholders will be subject to income tax or capital gain tax, as the case may be, with respect to profits resulting from the sale of ADRs or shares in Avianca Holdings S.A. Even if the purchaser of the ADRs or the shares is a Colombian company, the seller will not be subject to tax withholdings in Colombia.

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

The amount of the tax credit for effective taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia.

Peru

A tax reform was enacted in Peru in December 2016. Among the changes was an increase of the corporate income tax rate from 28% to 29.5%. Likewise, there was a decrease of withholding tax rate for dividends distributed abroad from 6.8% to 5%.

Furthermore, another tax reform was enacted in Peru in September of 2018. Among the more relevant modifications are the ones described in Legislative Decree Nº 1422 related to the application of the XIV provision (anti-avoidance clause) of the Peruvian Tax Code and the ones in Legislative Decree Nº 1424 restricting the recognition of interest payments to related companies as costs for income tax purposes.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports, including annual reports on Form 20-F and other information with the SEC. These materials, including this annual report and the exhibits hereto, are available to the public through the SEC’s website at www.sec.gov. Information found on this website is not incorporated by reference to this document.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

You may obtain additional information on our website at http://aviancaholdings.com/English/investor-relations/financial-information/default.aspx. The information contained therein is not part of this annual report.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Given the nature of our business, we are exposed mainly to changes to the price of fuel, interest rates and foreign exchange.

Fuel

Our results of operations are affected by changes in the price of jet fuel. To mitigate the price risk, we use jet fuel options and future agreements. Market risk is estimated as a hypothetical 1% increase in the December 31, 2018 cost per gallon of fuel. Based on our 2018 fuel consumption and, assuming the same for 2019, such an increase would result in an increase to our fuel expense of $12.1 million in 2019, not taking into account our derivative contracts. As of December 31, 2018, we had hedged approximately 18% of our projected 2019 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2017 and December 31, 2018.

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2017	At December 31, 2018	At December 31, 2017	At December 31, 2018	At December 31, 2017	At December 31, 2018
(in $ thousands)
Options	19,927.14	2,090.92	0	0	19,927.14	2,090.92
Swaps	621.46	0	0	0	621.46	0

Our fuel hedging policy remained the same in 2017 and 2018 and any difference in the number of options and swaps is due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 1.0% higher on average in 2019 than they were during 2018, our interest expense would increase by $10.28 million, and the fair value of our debt would decrease by $20.8 million. If interest rates are 10.0% lower on average in 2019 than they were in 2018, our interest income from cash equivalents would decrease by $0.38 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances at December 31, 2018.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our obligations, expenses and revenue are in U.S. dollars, creating a natural hedge. However, we do have significant obligations, expenses and revenue in Colombian pesos and other currencies. During the year ended December 31, 2018, 81.2% of our revenue and 76.0% of our operating expenses were denominated in, or linked to, U.S. dollars, and 6.9% of our revenue and 16.7% of our operating expenses were denominated in the Colombian pesos. During times when our peso-denominated revenue exceed our peso-denominated expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect in our annual operating profit of $4.4 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenue are denominated in such currencies. See “Risk Factors—Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate.”

2018 and 2017 Revenue and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2018	2017	2018	2017
U.S. Dollar	81.2%	75.5%	76.0%	77.1%
Colombian Peso	6.9%	19.7%	16.7%	15.9%
Euro	3.7%	3.2%	0.0%	2.4%
Other	8.1%	1.6%	7.3%	4.6%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:		For:
•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	The issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

		•	The cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	The distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•	$0.05 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	The transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

		•	Converting foreign currency to U.S. dollars

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting it from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. During 2018, the Company received a payment of $493,357.98 from the depositary.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

See “Item 7. Major Shareholders and Related Party Transactions—Part B. Related Party Transactions—Amended and Restated Joint Action Agreement and Share Rights Agreement.”

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the date of this annual report, our disclosure controls and procedures were not effective as some of such controls were not sufficiently complete and comprehensive to ensure that:

•

relevant information was communicated to persons responsible for the execution of controls to monitor compliance with the company’s obligations under its debt agreements which include provisions related to changes of control, which can influence the status of the company as a going concern; and

•	accurate application of accounting policies related to the recording and presentation of certain accounts subject to valuation.

The deficiencies identified resulted in misstatements to our preliminary 2018 financial statements, which were corrected prior to issuance of this annual report.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that:

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

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2018, our internal control over financial reporting was not effective due to the identification of two material weaknesses in the our internal control over financial reporting, as described below.

Lack of control over debt obligations of the company, which include provisions related to changes of control, which can influence the companies status as a going concern

We identified a material weakness in our internal control relating to the reporting and monitoring of compliance with certain covenants with debt obligations of the company, which include provisions related to changes of control, which can influence the status of the company as a going concern. BRW, our shareholder, is currently in default of certain covenants that were agreed to in the United Loan. Avianca Holdings is not a party to the United Loan and is not an obligor thereunder, and therefore any default by BRW under the United Loan does not per se constitute an event of default in respect of indebtedness owed by Avianca Holdings or any of its subsidiaries. However, the existence of one or more events of default under the United Loan may entitle United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party. As a result, any such action could cause a change of control under several of our financing agreements, which may constitute an event of default under our financing arrangements. See “Item 3. Key Information—Part D. Risk Factors—Risks Relating to our Business—BRW, our controlling shareholder, has pledged its common shares to secure its obligations under the United Loan. BRW is currently in breach of certain provisions of the United Loan and if United or its collateral agent take any enforcement action with respect to the share pledge, this could result in a breach of certain of our financing agreements,”

Therefore, any failure to implement and maintain effective monitoring of covenants that we are subject to, directly or indirectly, could result in a material misstatement in our annual or interim financial statements reporting or cause us to fail to meet our reporting obligations under applicable securities laws.

Inaccurate application of accounting policies related to the recording and presentation of certain accounts subject to valuation

During its assessment of internal control over financial reporting, management identified inaccurate application of accounting policies relating to recording and presentation of certain accounts subject to valuation, such as “property and equipment, net”, “retained earnings” and “other comprehensive income”.

(c)	Attestation report of an independent registered public accounting firm

KPMG S.A.S, the independent registered public accounting firm who audited our consolidated financial statements included in this Form 20-F, has issued a report on our internal control over financial reporting, which is included in the report of the independent registered public accounting firm included herein.

(d)	Changes in internal control over financial reporting

Except as described below, there were no changes in our internal control over financial reporting for the year ended December 31, 2018 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

We are committed to continue improving our internal control environment and enhancing the design and documentation of our internal control over financial reporting processes to maintain effective controls over our financial reporting and take actions to correct deficiencies as identified.

Remediation plan for the material weaknesses

Our management, with the oversight of the audit committee of our board of directors, will continue to assess and take steps to enhance the overall design and capability of our control environment in the future.

To address the material weakness related to the lack of control over the debt obligations of the company, which include provisions related to changes of control, which can influence the status of the company as a going concern, the company is in the process of implementing new and enhanced controls to ensure that the company monitors the covenant analysis under its debt obligations and how these may be impacted by any non-compliance by BRW with the provisions of the United Loan. The company will establish procedures to ensure that this review is performed and reviewed appropriately at the level of our board of directors and other internal committees.

In connection with the remediation plan to address the material weaknesses related to the inadequate application of accounting policies relating to equity accounts adjustments, the company is in the process of implementing controls to ensure the adequate application of accounting policies.

The company is including measures that are aimed at effectively preventing future material weaknesses and an action plan is currently in place aimed at ensuring that all processes impacted are optimally effective.

Management plans to complete the remediation plan described above by the next assessment report by management, which shall be included in our annual report for the year ending December 31, 2019.

Our independent registered public accounting firm during the year ended December 31, 2018, KPMG S.A.S., has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2018.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

As disclosed in our annual report on Form 20-F for the year ended December 31, 2017, our board of directors designated Mr. Juan Guillermo Serna as the “audit committee financial expert” and Mr. Serna was independent under applicable SEC and NYSE listing standards. Mr. Serna resigned from our board of directors as of March 13, 2019. As of the date of this annual report, the replacement “audit committee financial expert” has not yet been designated.

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

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2018 and 2017. Ernst & Young has been our principal accountant during the fiscal year ended December 31, 2017. KPMG has been our principal accountant during the fiscal year ended December 31, 2018.

	2018	2017
	(in $ thousands)
Audit Fees	2,653	2,655
Audit-Related Fees	—	—
Tax Fees	593	40
All Other Fees	—	—
Total	3,246	2,695

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits, and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes and ADSs.

Audit-Related Fees

There were no audit-related fees in 2017 or 2018.

Tax Fees

Tax fees include transfer pricing and tax compliance services provided by our principal accountant in 2017 or 2018.

All Other Fees

There were no other fees for services provided by our principal accountant in 2017 or 2018.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services and tax services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2017 and 2018, none of the fees paid to KPMG or Ernst & Young were approved pursuant to the de minimis exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written character that addresses certain duties. We do not rely on any exemption from the independence standards pursuant to Rule 10A-3(d) Exchange Act.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Ernst & Young Audit S.A.S.were replaced as our auditors due to mandatory periodic rotation effective on May 1, 2018. The decision to change accountants was approved by our audit committee.

The report of Ernst & Young Audit S.A.S.on our consolidated financial statements for the two fiscal years ended December 31, 2016 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2016 and 2017, there were no (i) disagreements with Ernst & Young Audit S.A.S. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their report, or (ii) reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

The meeting of the board of directors of the Company held on February 21, 2018 approved the appointment of KPMG as our external auditor for the period of May 1, 2018 to April 30, 2020.

During the two fiscal years ended December 31, 2016 and 2017, neither we nor anyone on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with MNP or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

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

We are registered in the Colombian National Registry of Securities and Issuers, and therefore we are required to comply with Colombian corporate governance practices for Colombian registered companies. Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee composed of the four independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that the board of directors must be composed of eleven directors, and that the majority of such full-time directors must be independent, provided that an additional independent director may be appointed (i) if required by applicable laws, or (ii) if the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of four members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

NYSE Standards	Our Corporate Governance Practices
Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We have a Human Talent and Compensation Committee (Comité de Talento Humano y Compensación). See “Committees of the Board of Directors—Description of Other Committees—Human Talent and Compensation Committee.” However, this committee is not composed entirely of independent directors.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors has the obligation to verify compliance with the provisions of such code.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

See our Consolidated Financial Statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item

1.1	English translation of Pacto Social, as amended.

2.1[1]	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.2[1]	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.2.1	Second Amended and Restated Registration Rights Agreement, dated November 29, 2018, among Registrant, Kingsland Holdings Limited, Synergy Aerospace Corp., BRW Aviation LLC and United Airlines Inc.

2.3[1]	Joint Action Agreement, dated as of September 11, 2013, among the Registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

2.3.1[7]	Amended and Restated Joint Action Agreement, dated November 29, 2018 by and among Registrant, Kingsland Holdings Limited, BRW Aviation LLC, United Airlines Inc., and Synergy Aerospace Corp.

2.4[7]	Share Rights Agreement, dated November 29, 2018, among Registrant, Kingsland Holdings Limited, BRW Avaiation LLC and United Airlines Inc.

3.1[1]	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and Avianca Holdings S.A. (formerly AviancaTaca Holding S.A.).

4.1[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.1.1[1]	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2[1]	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1[1]	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2[1]	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3[1]	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4[1]	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3[2]	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4[1]	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1[1]	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2[1]	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.3[1]	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.4[1]	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.5[1]	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.6[1]	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.7[1]	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.8[1]	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.9[1]	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.10[1]	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.11[1]	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.12[1]	Amendment No. 12 dated as of November 8, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.13[1]	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S

4.4.14[1]	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.4.15[1]	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.16[1]	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.17[1]	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.18[1]	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.19[1]	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.20[1]	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.21[1]	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.22[1]	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.23[1]	Amendment No. 23 dated as of October 21, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.24[1]	Amendment No. 24 dated as of March 11, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.25[1]	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.26[1]	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.27[1]	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.28[3]	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.4.29[3]	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the Company and Airbus S.A.S.

4.5[1]	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1[1]	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.2[1]	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.3[1]	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.4[1]	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.5[1]	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.6[1]	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.7[1]	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

Exhibit Number	Item

4.5.8[1]	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.9[1]	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.10[1]	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.11[1]	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.12[1]	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.5.13[1]	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the Company and Airbus S.A.S.

4.6[1]	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1[1]	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the Company and Airbus S.A.S.

4.7[1]	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1[1]	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between Avianca Holdings S.A. and Airbus S.A.S.

4.7.2[4]	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among Avianca Holdings S.A., Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3[5]	Cancellation Amendment No. 2 dated as of April 20, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4[5]	Cancellation Amendment No. 3 dated as of August 22, 2016 among Avianca Holdings S.A., Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1[3]	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.2[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3[3]	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A. and Airbus S.A.S.

4.8.4[4]	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

Exhibit Number	Item

4.9[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1[3]	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.2[3]	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.3[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S. (the Second Taca Assignment).

4.9.4[3]	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, Avianca Holdings S.A. and Airbus S.A.S.

4.9.5[4]	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10[1]	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1[1]	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.2[1]	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.3[1]	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company

4.10.4[1]	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the Company and The Boeing Company.

4.10.5[3]	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.6[6]	Supplemental Agreement No. 6 dated as of July 25, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.7[6]	Supplemental Agreement No. 7 dated as of September 19, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and The Boeing Company.

4.10.8	Supplemental Agreement No.8 dated as of May 3, 2018, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the Company and the Boeing Company.

Exhibit Number	Item

4.10.9	Supplemental Agreement No.9 dated as of February 26, 2019, to the Purchase Power Agreement No. 3075, dated October 3, 2006, as amended and supplemented between the Company and the Boeing Company.

4.11[1]	Sale and Purchase Contract dated as of January 18, 2013, between Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12[1]	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1[1]	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2[1]	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3[1]	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4[1]	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13[1]	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1[3]	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2[3]	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3[3]	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14[1]	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1[1]	Amendment No. 1 to General Terms Agreement.

4.15[1]	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16[1]	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17[1]	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.17.1[3]	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18[1]	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.)

4.19[1]	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and Avianca Holdings S.A. (formerly known as AviancaTaca Holding S.A.).

4.20[1]	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1[1]	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2[1]	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21[1]	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22[2]	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1[2]	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.23[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, Avianca Holdings S.A., Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24[4]	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1[4]	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2[4]	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3[5]	Letter Agreement 1.1, dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.4[5]	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.5[5]	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.6[5]	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.7[5]	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.8[5]	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.9[5]	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.10[5]	Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.11[6]	Letter Agreement 2.5. dated as of March 31, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.12[6]	Letter Agreement 2.6. dated as of July 13, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.13[6]	Letter Agreement 2.7. dated as of November 03, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

Exhibit Number	Item

4.24.14	Letter Agreement 2.8 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.15	Letter Agreement 1.2 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.26[6]	Liquid Aviation Fuel Supply Agreement (Regional) dated August 30, 2017 between Organizacion Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia.

8	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter from Ernst & Young Audit S.A.S. to the Securities and Exchange Commission, dated April 26, 2019, regarding the change in certifying accountant.

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

(1)

Filed as an exhibit to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.

(2)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2013 filed with the SEC on April 30, 2014.
(3)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2014 filed with the SEC on April 30, 2015.
(4)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
(5)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2016 filed with the SEC on May 1, 2017.
(6)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2017 filed with the SEC on May 1, 2018.
(7)	Filed as an exhibit to our Form 6-K furnished to the SEC on November 30, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Roberto Held
Name: Roberto Held
Title: Chief Financial Officer

Dated: April 26, 2019

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated financial statements

As of December 31, 2018 and 2017 and

for each of the years ended December 31, 2018 and 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Avianca Holdings S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Avianca Holdings S.A. and Subsidiaries (the Company) as of December 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes 2(f) and 36 to the consolidated financial statements, the controlling shareholder of the Company obtained a loan and pledged its shares in Avianca Holdings S.A. as security for this loan agreement (the loan agreement), which requires compliance with certain covenants by the controlling shareholder, including compliance with the Company financial ratios. Breach of these covenants provides the lender the right to enforce the security, leading to a change of control over the Company. As mentioned in note 36, a change of control over the Company would breach covenants included in some loan and financing, aircraft rental, and other agreements of the Company, which in turn could trigger early termination or cancelation of these contracts. On April 10th, 2019, the Company was informed by the controlling shareholder and its lender, that there was a non-compliance with covenants established in the controlling shareholder’s loan agreement, and no waiver was in place; thus, there is a potential risk of change of control. This circumstance raises a substantial doubt about the Company´s ability to continue as a going concern. Management’s plans in regard this matter are also described in Note 2(f). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its revenue recognition accounting policy, effective for the period beginning on January 1, 2018, due to the adoption of IFRS 15 Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG S.A.S. has served as the Company’s auditor since 2018.

/s/ KPMG S.A.S.

Bogota, Colombia

April 26, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Avianca Holdings S.A.:

Opinion on Internal Control over Financial Reporting

We have audited Avianca Holdings S.A. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 26, 2019, expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

The entity’s controls were not sufficiently complete and comprehensive to ensure that:

-

Relevant information was communicated to persons responsible for the execution of controls to monitor compliance with its obligations under its debt agreements, which include provisions related to changes of control, which can influence the company’s status as a going concern.

-	Accurate application of accounting policies related to the recording and presentation of certain accounts subject to valuation.

These deficiencies resulted in misstatements to the preliminary 2018 financial statements which were corrected prior to issuance.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG S.A.S.

Bogota, Colombia

April 26, 2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated April 30, 2018, with respect to the consolidated financial statements of Avianca Holdings S.A. for the year ended December 31, 2017, included in this 2018 Annual Report (Form 20-F) of Avianca Holdings S.A., filed with the Securities and Exchange Commission.

/s/ Ernst & Young Audit S.A.S.

Bogota, Colombia

April 26, 2019

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2018	As of December 31, 2017

Assets
Current assets:
Cash and cash equivalents	7	$273,108	$508,982
Restricted cash	7	4,843	5,465
Trade and other receivables, net of expected credit losses	8	288,157	226,015
Accounts receivables from related parties	9	6,290	17,204
Current tax assets	31	231,914	114,361
Expendable spare parts and supplies, net of provision for obsolescence	10	90,395	97,248
Prepayments	11	99,864	99,757
Deposits and other assets	12	89,773	201,984

Total current assets		1,084,344	1,271,016
Assets held for sale	15	31,580	—

Non–current assets:
Deposits and other assets	12	115,504	116,400
Trade and other receivables, net of expected credit losses	8	35,503	4,115
Non current taxes assets	31	19	136,301
Intangible assets and goodwill, net	14	513,803	426,579
Deferred tax assets	31	24,573	25,969
Property and equipment, net	13	5,313,317	4,881,016

Total non–current assets		6,002,719	5,590,380

Total assets		$7,118,643	$6,861,396

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2018	As of December 31, 2017

Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	16	$626,742	$572,072
Accounts payable	17	732,574	495,029
Accounts payable to related parties	9	2,827	7,187
Accrued expenses	18	120,894	186,657
Current tax liabilities	31	26,702	31,935
Provisions for legal claims	32	7,809	11,720
Provisions for return conditions	19	2,475	19,093
Employee benefits	20	44,663	38,706
Air traffic liability	21	424,579	454,018
Frequent flyer deferred revenue	21	186,378	85,207
Other liabilities	22	3,861	9,415

Total current liabilities		2,179,504	1,911,039
Non–current liabilities:
Long–term debt	16	3,380,838	3,180,041
Accounts payable	17	7,127	5,084
Provisions for return conditions	19	127,685	144,099
Employee benefits	20	110,085	135,640
Deferred tax liabilities	31	18,437	25,814
Frequent flyer deferred revenue	21	234,260	104,786
Other liabilities	22	68,246	15,193

Total non–current liabilities		3,946,678	3,610,657

Total liabilities		$6,126,182	$5,521,696

Equity:	23
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		386,087	587,989
Other comprehensive income		(44,096)	(802)

Equity attributable to owners of the Company		1,170,454	1,415,650
Non–controlling interest	24	(177,993)	(75,950)

Total equity		992,461	1,339,700

Total liabilities and equity		$7,118,643	$6,861,396

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2018	2017	2016

Operating revenue:
Passenger		$4,074,391	$3,550,160	$3,285,217
Cargo and other	5, 26	816,439	891,524	853,121

Total operating revenue		4,890,830	4,441,684	4,138,338

Operating expenses:
Flight operations		153,615	92,471	58,381
Aircraft fuel		1,213,411	923,468	785,273
Ground operations		474,802	450,209	426,203
Aircraft rentals	33	267,708	278,772	314,493
Passenger services		188,713	166,869	151,718
Maintenance and repairs		206,454	280,536	260,703
Air traffic		269,631	242,587	218,965
Selling expenses		530,930	515,073	545,318
Salaries, wages and benefits		760,758	706,778	661,708
Fees and other expenses		203,304	177,864	187,560
Depreciation, amortization and impairment	13,14	389,388	313,413	269,546

Total operating expenses		4,658,714	4,148,040	3,879,868

Operating profit		232,116	293,644	258,470

Interest expense		(212,294)	(183,332)	(172,630)
Interest income		10,115	13,548	13,054
Derivative instruments		(260)	(2,536)	3,321
Foreign exchange	6.c	(9,220)	(20,163)	(23,939)
Equity method profit		899	980	—

Profit before income tax		21,356	102,141	78,276

Income tax expense – current	31	(27,151)	(35,159)	(27,448)
Income tax expense – deferred		6,938	15,050	(6,642)

Total income tax expense		(20,213)	(20,109)	(34,090)

Net profit for the year		$1,143	$82,032	$44,186

Basic earnings per share	25
Common stock		$(0.025)	$0.05	$0.04
Preferred stock		$(0.025)	$0.05	$0.04

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2018	2017	2016

Net profit for the year		$1,143	$82,032	$44,186
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	23
Revaluation of administrative property		(20,448)	31,017	8,971
Remeasurements of defined benefit liability		(9,039)	(33,385)	4,094
Income tax		(39)	(15,018)	4,289

		(29,526)	(17,386)	17,354

Items that will be reclassified to profit or loss in future periods:	23
Effective portion of changes in fair value of hedging instruments		(13,701)	6,385	21,712
Net change in fair value of financial assets with changes in OCI		(328)	19	(245)
Income tax		—	3,558	(3,558)

		(14,029)	9,962	17,909

Other comprehensive (loss) income, net of income tax		(43,555)	(7,424)	35,263

Total comprehensive (loss) income net of income tax		$(42,412)	$74,608	$79,449

Profit attributable to:
Equity holders of the parent		$(24,803)	$48,237	$16,980
Non–controlling interest		25,946	33,795	27,206

Net profit		$1,143	$82,032	$44,186

Total comprehensive (loss) income attributable to:
Equity holders of the parent		(68,097)	40,358	52,243
Non–controlling interest		25,685	34,250	27,206

Total comprehensive (loss) income		$(42,412)	$74,608	$79,449

See accompanying notes to consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands)

		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at January 1, 2016		$82,600	$42,023	$234,567	$469,273	$(46,580)	$18,394	$553,712	$1,353,989	$18,646	$1,372,635

Net profit		—	—	—	—	—	—	17,149	17,149	27,037	44,186
Other comprehensive income		—	—	—	—	26,123	8,971	—	35,094	169	35,263
Dividends decreed		—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016		$82,600	$42,023	$234,567	$469,273	$(20,457)	$27,365	$565,138	$1,400,509	$19,752	$1,420,261

Net profit		—	—	—	—	—	—	48,523	48,523	33,509	82,032
Increase in non–controlling interest		—	—	—	—	—	—	—	—	504	504
Other comprehensive income	23	—	—	—	—	(38,727)	31,017	—	(7,710)	286	(7,424)
Dividends decreed	35	—	—	—	—	—	—	(25,672)	(25,672)	(130,001)	(155,673)

Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700

Adjustment on initial application of new standards	4	—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)

Balance adjusted at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151

Net profit		—	—	—	—	—	—	(24,803)	(24,803)	25,946	1,143
Other comprehensive income	13,23	—	—	—	—	(22,846)	(20,448)	—	(43,294)	(261)	(43,555)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,674)	(7,674)
Dividends decreed	35	—	—	—	—	—	—	(35,508)	(35,508)	(62,096)	(97,604)

Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

See accompanying notes to consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2018	2017	2016

Cash flows from operating activities:
Net profit for the year		$1,143	$82,032	$44,186
Adjustments for:
Provision net of expected credit losses	8	4,526	4,363	2,966
Provision for expandable spare parts and suppliers obsolescence	10	(3,203)	(5,376)	(7,094)
Recovery for return conditions	19	(27,092)	811	28,354
Net provisions for legal claims	32	(2,973)	14,490	11,116
Depreciation, amortization and impairment	13, 14	389,388	313,413	269,546
Sale & leaseback amortization		(4,747)	—	—
Share–based payment (income) expense		—	(1,002)	1,111
(Gains) Loss on disposal of assets		(16,081)	(1,978)	10,256
Gains on sale of subsidiary	1	(10,579)	—	—
Fair value adjustment of financial instruments		260	3,549	(4,290)
Interest income		(10,115)	(14,528)	(13,054)
Interest expense		212,294	183,332	172,630
Deferred tax	31	(6,938)	(15,050)	6,642
Current tax	31	27,151	35,159	27,448
Unrealized foreign currency (gain) losses		(32,569)	20,163	23,939
Changes in:
Accounts receivables	8	(103,998)	(42,244)	(18,177)
Expendable spare parts and supplies	10	10,056	(9,272)	(6,499)
Prepayments	11	(115)	(49,396)	(14,017)
Net current tax	31	13,497	(49,930)	(41,635)
Deposits and other assets	12	95,247	38,611	28,050
Accounts payable and accrued expenses	17, 18	259,485	61,246	23,397
Air traffic liability	21	(36,569)	2,608	83,982
Frequent flyer deferred revenue	21	37,719	21,883	5,205
Provision for return conditions	19	(5,814)	(11,458)	(16,967)
Employee benefits	20	(39,324)	(15,011)	(8,929)
Income tax paid		(47,547)	(39,098)	(40,212)

Net cash provided by operating activities		$703,102	$527,317	$567,954
Cash flows from investing activities:
Acquisition of investments available for sale		—	85	170

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2018	2017	2016
Restricted cash	7	378	(505)	7,422
Interest received		9,871	12,492	8,606
Advance payments on aircraft purchase contracts		(111,711)	(119,049)	(78,523)
Acquisition of property and equipment	13	(430,610)	(215,305)	(210,772)
Proceeds from sale of property and equipment		132,369	161,910	143,362
Investment in certificates of bank deposits		4,640	—	32,709
Redemption of certificates of bank deposits		—	(15,540)	—
Acquisition of intangible assets	14	(116,635)	(30,619)	(21,660)
Proceeds from acquisition of subsidiary		—	6	—
Sale of subsidiaries	1	18,000	—	—
Acquisition of investments		(78)	—	—
Sale of investments		—	484	296

Net cash used in investing activities		$(493,776)	$(206,041)	$(118,390)
Cash flows from financing activities:
Proceeds from loans and borrowings	16	303,640	510,360	35,034
Repayments of loans and borrowings	16	(483,473)	(388,096)	(394,939)
Interest paid	16	(208,709)	(162,144)	(158,741)
Sale & finance leaseback transactions	13	53,990	—	—
Dividends paid	35	(35,508)	(25,671)	(5,723)
Dividends paid to minority shareholding	35	(56,096)	(130,002)	(26,100)

Net cash used in financing activities		$(426,156)	$(195,553)	$(550,469)
Net (decrease) increase in cash and cash equivalents		(216,830)	125,723	(100,905)
Cash on deconsolidation of subsidiary		(1,764)	—	—
Effect of movements in exchange rates on cash held		(17,280)	7,506	(2,723)

Cash and cash equivalents at beginning of year		508,982	375,753	479,381
Cash and cash equivalents at end of year		$273,108	$508,982	$375,753

See accompanying notes to consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

It’s ultimate holding company is Synergy Aerospace Corp. and directly holding is BRW Aviation LLC.

The following are the significant subsidiaries in the Group included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2018	2017
Avianca Ecuador	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.83%	96.84%
Tampa Cargo Logistics, Inc.	EE.UU.	99.98%	99.98%
Tampa Cargo S.A.S.	Colombia	99.98%	99.98%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, Avianca Brasil, Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca, Avianca Ecuador, Avianca Perú, Taca International and Aviateca are member of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive payments and fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

Sale of subsidiaries

On December 28, 2018, Avianca Holding entered into an agreement for the sale and transfer of its participation and control in Getcom Int’l Investments S.L., a company incorporated in Spain, to Seger Investments, Corp, a company domiciled in Panama, who already owned 50% equity interest in Getcom Int’l Investments S.L. Pursuant to the terms of such agreement, the Company and the Purchaser also effected the sale in this date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As a result of the transaction, the Company loss the control and ceased to consolidate Getcom Int’l Investments S.L.’s financial statements on December 31, 2018.

The following is a summary of the movements in the financial statements due to the sale and corresponding loss of control of Getcom Int’l Investments S.L

Amount of cash in Getcom Int’l Investments S.L.	$1,764
Carrying amount of the Getcom Int’l Investments S.L. assets, without cash	20,561
Carrying amount of the Getcom Int’l Investments S.L. liabilities	(6,980)

Net Assets of the subsidiary	$15,345
Non-controlling interest	(7,674)

AVH participation	7,671

Received consideration:
Portion of the consideration consisting of cash	18,000
Portion of the consideration consisting of accounts receivables	250

Fair Value of the received consideration	$18,250

Gains on the sale of the subsidiary	$10,579

As of December 31, 2018 and 2017, Avianca Holdings S.A. had a total fleet consisting of:

	2018			2017
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	10	—	10
Airbus A-319	23	4	27	23	5	28
Airbus A-320	35	26	61	37	25	62
Airbus A-320 NEO	3	4	7	—	2	2
Airbus A-321	7	6	13	5	8	13
Airbus A-321 NEO	—	2	2	—	—	—
Airbus A-330	3	7	10	1	9	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 787-8	8	5	13	7	5	12
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Boeing 767	—	—	—	—	1	1
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	—	10

	142	54	196	136	55	191

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Basis of preparation of the consolidated financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on April     , 2019.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, certain land and buildings (classified as property), derivative financial instruments and plan assets, have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

The Group’s consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

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

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated financial statements:

•

The Group has entered into operating lease contracts with respect to 54 aircraft. The Group has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 100 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated financial statements within the next financial year:

•

The Group periodically evaluates Air traffic liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

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

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2018 and 2017. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually taking into account the latest fleet plans and business plan information. In the note 13 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, the Company has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis, or on an interim basis whenever a triggering event occurs.

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

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the local market rates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

As a result of the maturity of loyalty business and given the information available on the history of program and members behavior, in June 2017 the Group implemented a new methodology to estimate breakage, supported by a third valuation specialist to assist management in this process. The change in estimate in accordance with accounting standards was treated prospectively from the date of the change in accordance with IAS 8.

In the previous methodology, the breakage was calculated based on historical redemption patterns from older months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group recognizes a provision in the balance sheet when a third party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Reclassifications

Reclassifications have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

‘Air traffic liability’ in the amount of $644,011 in the consolidated statement financial position was bifurcated into ‘air traffic liability’ at December 31, 2017 the amount of $454,018, ‘frequent flyer deferred revenue-current’ of $ 85,207 and ‘frequent flyer deferred revenue-non current’ $104,786 to reflect the current and non-current performance obligations associated with the Group’s air transportation and loyalty

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

activities. The effect of this change in the consolidated statements of cash flows for 2017 and 2016 was disclosed within the cash flows of operating activities, in the line of “air traffic liability” for an initial value of $ 24,491 ($ 89,187 in 2016) , remaining at $ 2,608 ($ 83,982 in 2016) and “frequent flyer deferred revenue” for $ 21,883 ($ 5,205 in 2016).

•

Current tax assets for $114,361, non-current taxes assets for $136,301 and current tax liabilities for $31,935 that were presented as part of accounts receivable and accounts payable in December 31, 2017 were disclosed separately with the purpose of disclosing the balances for rights and obligations the Group has for this concept. The effect of this change in the consolidated statements of cash flows for 2017 and 2016 was disclosed within the cash flows of operating activities, in the lines:

•	“accounts receivables” for an initial value of ($108,793) (($ 65,516) in 2016), remaining at ($42,244) (($18,177) in 2016),

•	“accounts payable and accrued expenses” for an initial value of $77,865 ($ 29,101 in 2016) , remaining at $ 61,246 ($ 23,397 in 2016),

•	“net current tax” for ($ 49,930) (($ 41,635) in 2016).

(f)	Going Concern

On November 29, 2018, BRW and BRW Aviation Holding LLC (BRW Holding) entered into a loan agreement, as borrower and guarantor, respectively, with United Airlines, Inc. (United), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (the United Loan). Neither Avianca Holdings nor any of its subsidiaries are party to the United Loan and they are not obligors thereunder.

On April 10, 2019, BRW and United informed Avianca Holdings that BRW was not in compliance with the collateral coverage ratio covenant under the United Loan and that no waiver was in place for such non-compliance.

Such non-compliance constitutes an event of the default under the United Loan. The existence of one or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling such control to a third party.

There are a number of different definitions of change of control in our financing documents, which management identified upon gaining knowledge of BRW and United having entered into this loan, and any determination of whether a change in control has occurred is a complex assessment and is not without doubt. If United or its collateral agent were to take enforcement action on the share pledge, it could negatively affect our financing agreements and other contracts.

As a result, a change in control of Avianca Holdings could adversely affect our financial and operational performance and affect our ability to continue as a going concern.

•

Our 8.375% Senior Notes due 2020 contain a change of control repurchase provision which provides that if there is a rating downgrade in such notes by each rating agency that rates the Notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

•

Our lenders would have the right to institute insolvency proceedings or foreclose on certain of our assets and we may file for bankruptcy protection under Chapter 11 or otherwise seek to commence a restructuring of our outstanding indebtedness.

The aggregate principal amount of our indebtedness that contains change of control events of default, change of control repurchase provisions or cross-default provisions which could be triggered in the circumstances described above is $1,566.1 million, of which $1,006.9 million is secured indebtedness.

Some of the actions taken by the management of Avianca Holdings are:

•

Avianca Holdings is currently in the process of seeking amendments to its existing financing agreements in order to include United, the collateral agent and the independent third party, each pursuant to the United Loan, as permitted holders under such financing agreements in order that enforcement actions, such as the voting of the shares of Avianca Holdings by United, such collateral agent or such independent third party, would not constitute a change of control under any such financing agreement of Avianca Holdings.

•

Assuming that this approach is accepted by lenders under such financing agreements of Avianca Holdings, United would be able to enforce under the share pledge in connection with the United Loan to take ownership of the shares of Avianca Holdings without causing a change of control under any of the financing agreements of Avianca Holdings.

•

As referenced in note 38 of the financial statements Avianca Holdings has obtained an amended credit and guaranty agreement as well as an acknowledgment by Banco de Bogota, which solve the non-compliance of the company under the Banco de Bogota loan for the December 31, 2018.

In addition to the aforementioned paragraphs, Avianca Holdings is not aware and has not been informed of any enforcement action in conjunction with the share pledge. As such, the management of Avianca Holdings has assessed the risks described above and considers that it has the ability to continue as a going concern, which is the basis for the preparation of these financial statements.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by all the Company’s entities of the Group.

This is the first set of the Group’s annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, in accordance with IFRS 10. Control is established after assessing the Group’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Group.

The consolidated financial statements also include 52 special purpose entities that relate primarily to the Group’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the consolidated financial statements includes 58 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Group has consolidated these entities in accordance with IFRS 10.

When the sale of a subsidiary occurs and no percentage of participation is retained on it, the Group derecognizes the assets and liabilities of the subsidiary, the non-controlling interests and the other components of equity related to the subsidiary on the date on which it was sold. Any gain or loss resulting from the loss of control is recognized in the consolidated statement of comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If the Group retains a percentage of participation in the subsidiary sold, and does not represent control, this is recognized at its fair value on the date when control is lost, the amounts previously recognized in other comprehensive income are accounted for as if the Group had directly disposed of the related assets and liabilities, which may cause these amounts to be reclassified to profit or loss. The retained percentage valued at its fair value is subsequently accounted for using the equity method.

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These consolidated financial statements are presented in US dollars, which is the Group’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are recognized currently as an element of profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(d)	Foreign operations

Assets and liabilities of foreign operations included in the consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the consolidated statement of financial position. The revenues and expenses of each income statement account are translated at quarterly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

When the Group acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Group’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(f)	Revenue recognition

The group has initially applied IFRS 15 from January 1, 2018. The effect of initially applying IFRS 15 described in note 4.

(i)	Passenger and cargo transportation

The Group recognizes revenues from passenger, cargo and other operating income in consolidated statements of comprehensive income. Passenger income, which includes transportation, baggage fees, fares, and other associated ancillary income, is recognized when transportation is provided. Cargo revenues are recognized when the shipments are delivered. Other operating income is recognized as the related performance obligations are met.

The tickets and other revenues related to transportation that have not yet been provided are initially deferred and recorded as “Air traffic liability” in the consolidated statement of financial position, deferring the revenue recognition until the trip occurs. For trips that have more than one flight segment, the Group considers each segment as a separate performance obligation and recognizes the revenues of each segment as the trip takes place. Tickets sold by other airlines where the Group provides transportation are recognized as passenger income at the estimated value that will be billed to the other airline when the trip is provided.

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip, unless the date is extended by customer notification on or before the scheduled travel date. Rates for unused tickets that are expected to expire are recognized as revenue, based on historical data and experience, supported by a third valuation specialist to assist management in this process. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The various taxes and fees calculated on the sale of tickets to customers are collected as an agent and sent to the tax authorities. The Group records a liability when taxes are collected and deregisters it when the government entity is paid.

(ii)	Frequent flyer

The Group has a frequent flyer program “LifeMiles”, that is managed by LifeMiles Ltd, a subsidiary of the Group, which airlines buy lots of miles to be granted to member costumers of the program. The purpose of the program is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Group’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The liabilities for the accumulated miles are recognized under “Frequent Flyer Deferred Revenue” (See Note 21) until the miles are redeemed.

The Group recognizes the revenue for the redemption of miles at the time of the exchange of miles. They are calculated based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield (CWAY), which leads to the decrease of “ Frequent Flyer Deferred Revenue “. The price of the miles is determinited according with the contracts.

The Group reviews it Breakage estimate during the year, based upon the latest available information regarding redemption and expiration patterns. If a change in the estimate is presented, the adjustments will be accounted for prospectively through the income, with an adjustment of “update” to the corresponding deferred income balances.

(g)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income recognized in the consolidated statement of changes in equity or consolidated statement of comprehensive income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities.

(h)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Group are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

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

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Aircraft	10 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major overhaul repairs	4 – 12
Rotable parts	Useful life of fleet associated
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Administrative Property	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

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

The Group receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the consolidated statement of financial position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(i)	Non-current assets available for sale and discontinued operations

Non-current assets and groups of assets for disposal that are classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Non-current assets and groups of assets for disposal are classified as held for sale if their carrying amount will be recovered mainly through a sale transaction, rather than through continued use. This condition is considered fulfilled only when the sale is highly probable and the asset or group of assets for disposal are available, in their current conditions, for immediate sale. The Administration must be committed to the sale, and it must be expected that the sale complies with the necessary requirements for its recognition as such, within the year following the date of classification.

Property and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(j)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest expense in the consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the lease term.

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

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term as an other income.

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

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each company acquired, that we consider a cash generating unit.

The Group’s intangible assets include the following:

(i)	Software and webpages

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Group capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Acquired software cost is amortized on a straight-line basis over its useful life.

Licenses and software rights acquired by the Group have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statement of comprehensive income.

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

The Group expects to provide an indefinite service on the routes it has determined with an indefinite useful life and expects the support infrastructure to be maintained at those airports during the entire time that the routes exist. The analysis of demand and cash flows supports these assumptions because the facts and circumstances support the ability of the entity to continue providing air service indefinitely.

(iii)	Contract–based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(iv)	Other intangible rights

Contains projects related to technological developments to generate efficiencies in the operation. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

•	Its intention to complete and its ability and intention to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

(m)	Financial instruments – initial recognition, classification and subsequent measurement

(i)	Financial assets

Financial assets are classified in the initial recognition as follows:

•	Measured at amortized cost,

•	At fair value through changes in other comprehensive income (OCI) and

•	At fair value through profit or loss.

The classification of financial assets in the initial recognition depends on the characteristics of the contractual cash flow of the financial asset and the Group’s business model for its administration. With the exception of commercial accounts receivable that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, (in the case of a financial asset that does not obtain profit or loss), transaction costs. Commercial accounts receivable that do not contain a significant financing component are measured at the transaction price determined in accordance with IFRS 15.

For a financial asset to be classified and measured at amortized cost or at fair value through OCI, it must give rise to cash flows that are “only capital and interest payments (OCI)” over the outstanding principal amount. This evaluation is known as the SPPI test and is performed at the instrument level.

The Group’s business model for the management of financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Purchases or sales of financial assets that require the delivery of assets within a time frame established by regulation or convention in the market (regular operations), are recognized on the trading date, that is, the date on which the Group Commit to buy or sell the asset.

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with effect on accumulated gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI without effect on accumulated gains and losses upon derecognition (equity instruments)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if the following conditions are met:

•	The financial asset is maintained within a business model with the objective of maintaining financial assets in order to collect the contractual cash flows.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

Financial assets at amortized cost are subsequently measured using the effective interest method (EIM) and are subject to impairment. Profits and losses are recognized in results when the asset is written off, modified or impaired.

The Group’s financial assets at amortized cost include trade accounts receivable, accounts receivable with related parties, accounts receivable from employees and other non-current financial assets.

Financial assets at fair value through OCI (debt instruments)

The Group measures debt instruments at fair value through OCI if the following conditions are met:

•	The financial asset is maintained within a commercial model with the objective of maintaining both to collect contractual cash flows and sell.

•	The contractual terms of the financial asset give rise on specific dates to the cash flows that are only payments of the principal and interest on the principal amount pending payment.

For debt instruments at fair value through OCI, interest income, exchange revaluation and impairment losses or reversals are recognized in the other comprehensive income and are calculated in the same manner as for financial assets measured at amortized cost. The remaining changes in fair value are recognized in OCI. After derecognition, the change in accumulated fair value recognized in OCI is recognized in profit or loss.

Financial assets designated at fair value through OCI (equity instruments)

After initial recognition, the Group may elect to irrevocably classify its capital investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments. The classification is determined instrument by instrument.

Gains and losses on these financial assets are never recognized as gains or losses. Dividends are recognized as other income in the income statement when the right to payment has been established, except when the Group benefits from such income as a recovery of part of the cost of the financial asset, in which case such earnings are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment evaluation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated at initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including embedded implicit derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not only capital and interest payments are classified and measured at fair value through profit or loss, regardless of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at fair value through OCI, as described above, debt instruments can be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are recorded in the statement of financial position, at fair value with net changes, recognized in the statement of comprehensive income.

This category includes derivatives and listed equity investments that the Group had not irrevocably chosen to be classified at fair value through OCI. Dividends on listed equity investments are also recognized as other income in the statement of comprehensive income when the right to payment has been established.

(ii)	Impairment of financial assets

The Group recognizes a reserve for expected credit losses (ECL) for all debt instruments that are not held at fair value through profit or loss. The ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

For trade accounts receivable and contractual assets, the Group applies a simplified approach when calculating ECL. Therefore, the Group does not track changes in credit risk, but recognizes a loss adjustment based on ECL for life at each reporting date. The Group has established a provision matrix that is based on its historical experience of credit losses, adjusted by specific prospective factors for debtors and the economic environment.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized primarily when:

•	The rights to receive cash flows from the asset have expired

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

The Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay the cash flows received in full without significant delay to a third party under a “transfer” agreement, and (a) the Group has transferred substantially all the risks and benefits of the asset, or (b) the Group has not transferred or retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a transfer agreement, it evaluates whether and to what extent it has retained the risks and benefits of ownership. When it has not transferred or retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the asset transferred to the extent of its continued participation. In this case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

The continuous participation that takes the form of a guarantee on the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group may have to repay.

(iii)	Financial liabilities

Financial liabilities are classified, on initial recognition, as financial liabilities at fair value through profit or loss, loans and debt, accounts payable, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are initially recognized at fair value and, in the case of loans and debt and accounts payable, net of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable and other accounts payable, loans and debt, including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the short term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in the hedging relationships defined by IFRS 9. Separate embedded derivatives are also classified as held for trading unless they are designated as equity instruments. effective coverage.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Gains or losses on liabilities held for trading are recognized in the consolidated statement of income.

The financial liabilities designated in the initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Group has not designated any financial liability at fair value with changes in results.

Loans carried at amortized cost

This is the most relevant category for the Group. After initial recognition, interest-bearing loans are subsequently measured at amortized cost using the effective interest method (EIM). Profits and losses are recognized in results when liabilities are derecognized in accounts, as well as through the EIM amortization process.

The amortized cost is calculated taking into account any discount or premium on the acquisition and the fees or costs that are an integral part of the EIM. The amortization of the EIM is included as financial costs in the income statement.

This category generally applies to loans and debt that accrue interest.

Derecognition financial instruments

Financial liability is derecognized when the obligation under the liability is canceled or expires. When an existing financial liability is replaced by another of the same lender in substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as the derecognition of the original liability and recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

(iv)	Compensation of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is recorded in the consolidated statements of financial position, if and only if, you have the legal right to offset the amounts recognized and there is an intention to cancel them on a net basis, or, to realize the assets and cancel the liabilities simultaneously.

(v)	Fair value of financial instruments

The fair value of the financial instruments that are traded in the active markets on each reporting date is based on the prices quoted on the market (on the prices of purchase and sale prices on the stock exchange), not including deductions for transaction costs.

In the case of financial instruments that are not traded in active markets, fair value is determined using valuation techniques. Such techniques may include recent purchase and sale transactions at arm’s length prices, reference to the fair value of other basically identical financial instruments, an analysis of the discounted cash flow, or recourse to other valuation models.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Note 30 includes an analysis of the fair values of financial instruments and more details on how they are valued.

(n)	Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Future contracts from commodities that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Group’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the consolidated statement of comprehensive income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

The Group uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

Current versus non–current classification of derivatives instruments

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through other comprehensive income.

(o)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

(p)	Impairment of non–financial assets

We review flight equipment and other long-lived assets used in operations for impairment losses when events and circumstances indicate the assets may be impaired. Factors which could be indicators of impairment include, but are not limited to, (1) a decision to permanently remove flight equipment or other long lived assets from operations, (2) significant changes in the estimated useful

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

life, (3) significant changes in projected cash flows, (4) permanent and significant declines in fleet fair values and (5) changes to the regulatory environment. For long-lived assets held for sale, we discontinue depreciation and record impairment losses when the carrying amount of these assets is greater than the fair value less the cost to sell.

For purposes of this testing, the Group has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds the greater value of its net undiscounted future cash flows or its fair market value. The amount of the charge is the difference between the asset’s carrying value and the recovareble amount.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis or on an interim basis whenever a triggering event occurs.

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

The maintenance deposits refer to payments made by the Group to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Group after the execution of a qualifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Group does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(s)	Security deposits for aircraft and engines

The Group must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Group upon termination of the agreements.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

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

For certain operating leases, the Group is contractually obligated to return aircraft in a defined condition. The Group recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the consolidated statement of comprehensive income in “Maintenance and repairs.”

(u)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by CAXDAC, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (issued in June 2011 and amended in November 2013), the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	Interest income on plan assets.

•	Interest cost on the defined benefit obligation; and

•	Interest on the effect of the asset ceiling

Additionally the Group offers the following employee benefits:

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

(v)	Employee benefits

The Company updated its share-based payment plan, by which eligible participants receive payments with virtual shares of Avianca Holdings S.A. that are quoted in NYC, as long as certain conditions and short-term indicators are met. The Company accounts for the Share-based Plan as a stock-based payment settled in cash in accordance with the provisions of IFRS 2 “Share-based Payments”, whereby the Company accumulates a liability at the end of each reporting period based on the estimated fair value of the prizes that are expected to be exchanged.

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

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2018. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

The Group applied for the first time IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, this application generated a decrease in equity of $199,549 distributed as follows: $199,765 for application of IFRS 15 and ($216) for IFRS 9.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, which establishes a five-step model to determine the time and amount by which revenues should be recognized. The new standard replaces existing revenue recognition guidelines, including IAS 18 Revenue from Ordinary Activities, IAS 11 Construction Contracts and IFRIC 13 Loyalty Programs with Customers.

The standard was effective for annual periods beginning on January 1, 2018 and its early adoption is allowed. For its adoption, the standard allows choosing between the total retrospective method and the cumulative effect method. The Group adopted IFRS 15 on January 1, 2018, using the cumulative effect method that does not require the restatement of previous financial statements.

The Group completed its qualitative and quantitative assessment of the impacts of the adoption of IFRS 15 in its consolidated financial statements. The evaluation included, among others, the following activities:

•	Analysis of the contracts concluded with clients and their main characteristics;

•	Identification of the performance obligations included in said contracts;

•	Determination of the price of the transaction and the effects caused by the variable considerations;

•	Analysis of the payments made to customers, including their proper classification and presentation in the income statement (net of income);

•	Assignment of the transaction amount to each performance obligation;

•	Analysis of the moment in which the income must be recognized by the Group, either at a moment in time or in the course of time, as appropriate;

•	Analysis of the impacts that the adoption of IFRS 15 has originated in the Group’s accounting policies, processes and internal controls, as well as;

The accounting policies at the consolidated level, as well as at the level of the subsidiaries in relation to the recognition of income, had already been subject to the approval of the Group’s Audit Committee and establish the new bases for accounting for the revenue from contracts with customers under IFRS 15. Likewise, the Group analyzed the aspects related to internal control derived from the adoption of IFRS 15, with the objective of ensuring that the Group’s internal control environment is appropriate for the purposes of the financial reporting process.

The group recognizes revenue from the following main sources:

(i) Passengers

(ii) Cargo and others

Management used the alternative transition method to adopt IFRS 15.

The majority of the revenues are generated from the ticket sale, which will continue to be recognized as the flight service is provided. The evaluation included an estimate of the impact that the new revenue standard will have on the accounting of revenue from passengers and cargo and others, both with all the sub-revenue categories that roll up to these two items in total.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Upon adoption of IFRS15, revenues for ancillaries associated with changes in date, destination or passenger name are recognized at the time of use date and classified in “Passenger revenue”. Previously this ancillaries, were recognized when changes were requested and it was classified under “Cargo and other revenue”.

Under IFRS15, ancillaries revenues are not considered to be a separate performance obligation, and are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction. Therefore, the original price of the ticket and the amount paid for the ancillaries are combined and considered to be one single performance obligation, which is deferred and recognized as “Passenger revenues” when the related consideration is satisfied. The impact of the change was USD $6,840 and resulted upon adoption, in an increase of the air traffic liability.

For revenue arrangements associated with the LifeMiles loyalty program, the Group concluded that there is only one performance obligation, and as such, that loyalty revenue should be recognized upon the redemption of miles by its customers. In accordance with IAS 18 and with IFRIC 13—Customer Loyalty Programs, prior to 2018, the Group allocated the fair value of consideration received or receivable from a sale of Miles transaction (or gross billing with respect to sale of Miles) between the fair value of award credits and other components of the sale (initial sales component). The Group recorded the fair value of award credits in a given period as deferred revenue and recognized the fair value of award credits as revenue upon the redemption of those Miles. The Group estimated the fair value of award credits using cost of rewards per mile redeemed, as adjusted by its estimate of breakage (the cost of rewards per mile redeemed is obtained using significant observable inputs (Level 2) in accordance with IFRS 13 Fair Value Measurements). The difference between gross billings with respect to sale of Miles for the period and fair value of award credits sold was recognized as revenue at the time of each sales transaction. The Group referred to such revenue from the sale of Miles as the “initial sales component.” The Group recognized revenues generated in connection with incentive payments and fees as such payments and fees are charged. Under IFRS 15, the Group record the fair value of the consideration received or receivable from the sale of Miles as deferred revenue and do not recognize an initial sales component in connection with such sale. The Group recognizes the fair value of the consideration received in respect of Miles sold as revenue upon redemption of those Miles. Under IFRS 15, the Group continues to recognize revenues generated in connection with incentive payments and fees as such payments and fees are earned. The Group recognizes breakage revenue over time on a pro-rata basis per mile redeemed based on the number of Miles redeemed in a period and its expectation of future redemptions. As a result, upon adoption of IFRS 15 on January 1, 2018, the Group recorded an increase to Frequent flyer deferred revenue of $192,925.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we anticipate, given the current accounting policy in effect, will not have a significant impact as a result of the adoption of the new standard.

The current accounting policy of the Group is to recognize certain bonus associated with different commercial agreements as other income, when the agreement is signed. At the date of transition, the Group recognized non-material modifications for certain agreements signed during 2017 (whose income was recognized at the date of signature) and will defer and recognize the corresponding income over the term of the agreement as indicated in IFRS 15.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Impacts of the IFRS 15 standard adoption (As of January 1, 2018)

The effects of the adoption of IFRS 15 standard in the consolidated financial statements position of the Group’s was as follows:

	Reported as of December 31, 2017	Application of the new standard	Reported as of January 1, 2018
		Deferred revenue (1)(2)
Total Assets	$6,861,396	—	$6,861,396
Total Liabilities	5,521,696	199,765	5,721,461
Total Equity	1,339,700	(199,765)	1,139,935

(1)

An adjustment of $192,925, was recognized as an increase to Frequent flyer deferred revenue. This adjustment did not have a related tax impact due to is originated in LifeMiles Ltd. that is considered an exempted company for Bermuda tax purposes until March     , 2035 with the option of extending this term.

(2)	An adjustment of $6,840 was recognized to an increase to air traffic liability, in exchange for date, change of destination and name changes. This adjustment did not have a related tax impact.

The effects of the adoption of IFRS 15 standard to Non-controlling interests as of January 1, 2018 was $57,958, principally originated in the effects in Lifemiles Ltd, for increasing in the Frequent flyer deferred revenue.

Impacts of the IFRS 15 standard adoption (for the year ended December 31, 2018)

The effects on the adoption of the standard in the consolidated financial statements of comprehensive income of the Group was as follows:

	Amounts for the year ended December 31, 2018 without IFRS 15	Application of the new standard		Amounts for the year ended December 31, 2018 as reported
		Deferred revenue adjustment (1)	Reclasifications (2)
Operating revenue:
Passager	$4,059,170	$(8,239)	$23,460	$4,074,391
Cargo and other	839,899	—	(23,460)	816,439

Total operating revenue	4,899,069	(8,239)	—	4,890,830
Total operating expenses	4,658,714	—	—	4,658,714

Operating profit	240,355	(8,239)	—	232,116
Other no operating Income and expenses	(210,760)	—	—	(210,760)

Profit before tax	29,595	(8,239)	—	21,356
Income tax expense	(20,213)	—	—	(20,213)

Net loss for the year	$9,382	$(8,239)	$—	$1,143

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Corresponds to the effect of the change in the recognition of some ancillaries until the date of flight and income from the sale of miles at the time of redemption.
(2)	In accordance with the recognition criteria of IFRS 15, the reclassification associated with the items for the income of ancillaries is directly related to the income of passengers.

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

Due to the transition method chosen by the Group in applying IFRS 9, comparative information throughout these financial statements has not generally been restarted to reflect its requirements.

Avianca Holdings adopted the new standard on the required effective date. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9.

(a) Classification and measurement

The Group measures all financial assets that under IAS 39 were measured at fair value.

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

(b) Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group applied the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group determined that,

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

due to the unsecured nature of its loans and accounts receivable, the loss allowance will decrease by $216 upon adoption with the corresponding related decrease in the deferred tax asset of $71has determined that, due to the unsecured nature of its loans and accounts receivable, the impact of the application of this standard will not be material.

(c) Hedge accounting

The Group determined that all existing hedging relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 do not have a significant impact on the consolidated financial statements of the Group.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation provides guidance on the determination of the date of transactions for purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), and the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

This Interpretation is effective for the periods beginning on or after January 1, 2018 and this did not have a significant effect on the Group’s consolidated financial statements, because the Group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the interpretation.

4.2	Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 16	Leases

IFRIC 23	Uncertainty over Income Tax Treatments

Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

IFRS 16 Leases

IFRS 16, Leases, must be applied from January 1, 2019. Currently, the payment obligations arising from operating leases only have to be disclosed in the Notes. The new standard requires lessees to recognize a right-of-use asset and liability on the balance sheet for all contracts that qualify as leases (with the exception of short-term leases and leases for which the underlying asset is of low value) at the lease commencement date and recognize expenses on the income statement.

The lease liability will be measured at the present value of the unpaid lease payments. Lease payments will include fixed and in-substance fixed payments, variable payments based on an index or rate, reasonably certain purchase options, termination penalties, fees paid by the lessee to the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

owners of a special-purpose entity for restructuring the transaction, and probable amounts the lease will owe under a residual value guarantee. Lease payment will not include variable lease payment other than those that depend on an index or a rate, any guarantee by the lessee of the lessor’s debt, or any amount allocated to non-lease components.

The group will initially measure the value of the right-of-use assets for the value of the lease liability and include the value of the payments made before the start of the lease, any initial direct cost incurred by the tenant, and the return condition costs of the underlying assets.

The Group will adopt the modified retrospective approach to introduction of this standard and the practical expedient to adopt the definition of lease at the time of the transition. Under this approach, the comparable figures for the previous year are not adjusted and all adjustment effects as of January 1, 2019 are therefore to be presented as adjustments to retained earnings,

The Group are completing its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation includes:

•	Aircraft Leases:

As of December 31, 2018, the Group had 54 aircraft under operating leases, and The Group expects to record such aircraft as right-of-use assets and liabilities of the Group with the requirement of the new standard.

Right-of-use assets will be accounted for under IAS 16, Property, Plant and Equipment. Aircraft recorded as right-of-use will have be depreciated over the lease term and any qualifying maintenances events will be capitalized and depreciated over the lease term expected and expected maintenance life. Provisions for end-of-lease conditions will be recorded on aircraft leases as a part of the right-of-us assets and any changes to the provision will be recognized as an adjustment to the right-of-use asset and subsequently amortized to the income statement over de remaining term of the lease.

•	Property Leases

The Group has leases related to airport terminal operations space and other real states. For leases related to terminal operations space, there are generally effective substitution rights in the hands of the lessor and therefore these are not considered lease contracts under the standard. Airport terminal contracts with variable leases payments will also be excluded since variable lease payments, other than those bases on an index or rate, are excluded from the measurement of the lease liability. The property leases that are expected to be recorded as right-of-use assets and the leases liabilities under the new standard which relate to Group offices

•	Other Leases

Other leases related to vehicles, machinery, technology Equipment has been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets of right-of-use

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Main Impacts

At the date of initial application, the Group will expect an increase pre-tax in assets and financial obligations in the range of $900,000 and $1,100,000, with a lower or neutral impact in equity. The Group will apply the incremental rate which ranges from 4.5% to 6%, depending on the nature of the underlying asset.

The impacts on the income statement, will be an elimination of aircraft rent and will be replaced by a depreciation of the right-use of asset and interest cost on the lease liability. These changes in presentation are not likely to have any significant impact on the result from operating profit. In addition, the change in the presentation of the expenses related to operating leases will result in a transfer from cash flow from financing activities to cash flow from operating activities as the lease payments no longer affect the operating cash flow and are instead recognized as interest and redemption payments within cash flow from financing activities.

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this standard, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	Whether the Group considers uncertain tax treatments separately .

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances.

The Group must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. The group will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Group has no share-based payment transaction with net settlement features for withholding tax obligations . Therefore, these amendments do not have any impact on the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(5)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group’s consolidated financial statements. The Group’s operational information by reportable segment for the year ended December 31, 2018 are as follows:

	For the year ended December 31, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,577,021	$313,809	—	$4,890,830
Inter-segment	148,882	1,867	(150,749)	—

Total operating revenue	4,725,903	315,676	(150,749)	4,890,830

Operating expenses	4,226,414	193,269	(150,357)	4,269,326
Depreciation, amortization and impairment	388,960	12,976	(12,548)	389,388

Operating profit	110,529	109,431	12,156	232,116

Interest expense	(182,230)	(30,064)	—	(212,294)
Interest income	8,062	2,053	—	10,115
Derivative instruments	567	(827)	—	(260)
Foreign exchange	(9,238)	18	—	(9,220)
Equity method profit	899	—	—	899
Income tax expense	(20,258)	45	—	(20,213)

Net (loss) profit for the period	$(91,669)	$80,656	$12,156	$1,143

Total Assets	$7,098,272	$248,937	$(228,566)	$7,118,643

Total Liabilities	$5,426,718	$862,834	$(163,370)	$6,126,182

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the year ended December 31, 2017 are as follows:

	For the year ended December 31, 2017
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,167,658	$274,026	$—	$4,441,684
Inter-segment	112,037	4,366	(116,403)	—

Total operating revenue	4,279,695	278,392	(116,403)	4,441,684

Operating expenses	3,797,456	156,627	(119,456)	3,834,627
Depreciation and, amortization	313,314	12,876	(12,777)	313,413

Operating profit	168,925	108,889	15,830	293,644

Interest expense	174,657	8,675	—	183,332
Interest income	(11,998)	(1,550)	—	(13,548)
Derivative instruments	2,536	—	—	2,536
Foreign exchange	20,161	2	—	20,163
Income tax expense	19,457	652	—	20,109
Equity method profit	980	—	—	980

Net (loss) profit for the Period	$(34,908)	$101,110	$15,830	$82,032

Total Assets	$6,796,848	$248,919	$(184,371)	$6,861,396

Total Liabilities	$5,082,763	$545,951	$(107,018)	$5,521,696

The Group’s operational information by reportable segment for the year ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total operating revenue	3,987,342	243,901	(92,905)	4,138,338

Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617
Depreciation and, amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the Period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	2018 Financial Information is prepared under IFRS 15 “Revenue from Contracts with clients” and for 2017 and 2016 it was prepared under IFRIC13 “ Customer loyalty programs”
(2)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the years ended December 31, 2018, 2017 and 2016 are as follows:

	For the year ended December 31,
	2018	2017	2016
United States of America	$462,091	$565,910	$539,365
Central America and the Caribbean	248,896	539,682	442,841
Colombia	2,580,979	1,961,600	1,831,218
South America (excluding–Colombia)	732,586	933,569	840,934
Other	866,278	440,923	483,980

Total operating revenue	$4,890,830	$4,441,684	$4,138,338

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(6)	Financial risk management

The Group has exposure to different risks from its use of financial instruments, namely, liquidity risk, fuel price risk, foreign currency risk, interest rate risk, credit risk and capital risk management.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established mechanisms for developing and monitoring the Group’s risk management policies. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(a)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Due to the seasonal and cyclical nature of the business and the liquidity needs for the operations and for the investments derived from the incorporation of new aircraft and the renewal of its fleet, the Group requires a very prudent management of its liquidity. This management consists of insuring, as much as possible, that there will always be sufficient liquidity to meet its obligations when they mature, under normal conditions and stress situations due to seasonality of liquidity. This management focuses on obtaining sufficient and adequate financing for its fleet assets, adapting the terms of new fleet incorporations to the growth and renewal strategies with the aim of reducing commitments of advance payment of investments above the necessary thresholds and renegotiating the long-term structural financing with sufficient margin to avoid incurring unacceptable losses or risk the reputation of the Group.

As of December 31, 2018 and 2017, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $423,880, and $115,742, respectively. As of December 31, 2018 and 2017, there were $109,059, and $14,123 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2018

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$119,866	$121,194	$121,194	$—	$—	$—	$—
Long–term Debt	3,300,422	3,992,304	627,272	595,696	645,103	690,558	1,433,675
Bonds	587,292	649,020	75,988	573,032	—	—	—

Total debt	4,007,580	4,762,518	824,454	1,168,728	645,103	690,558	1,433,675
Accounts payable	437,506	437,506	437,506	—	—	—	—
Accrued Expenses	108,707	108,707	108,707	—	—	—	—

Contractual maturities	$4,553,793	$5,308,731	$1,370,667	$1,168,728	$645,103	$690,558	$1,433,675

As of December 31, 2017

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$79,263	$80,459	$80,459	$—	$—	$—	$—
Long–term Debt	3,063,801	3,568,473	586,446	485,333	498,336	460,022	1,538,336
Bonds	609,049	732,149	81,062	78,140	572,947	—	—

Total debt	3,752,113	4,381,081	747,967	563,473	1,071,283	460,022	1,538,336
Accounts payable	140,848	140,848	140,848	—	—	—	—
Accrued Expenses	150,513	150,513	150,513	—	—	—	—

Contractual maturities	$4,043,474	$4,672,442	$1,039,328	$563,473	$1,071,283	$460,022	$1,538,336

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Fuel price risk

The Group maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Group require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Group enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Group determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $12,163 and $9,235. This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2017.

(c)	Foreign currency risk

The foreign currency risk arises when the Group carries out transactions and maintains monetary assets and liabilities in currencies other than its functional currency.

The functional currency used by the Group to establish the prices of its services is the US dollar. The Group sells most of its services at prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to that currency, particularly fuel costs, maintenance costs, aircraft leases, lease payments, aircraft, insurance and aircraft components and accessories. The remuneration expenses are denominated in local currencies.

The Group maintains its freight and passenger rates in US dollars. Although sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar. For the years ended December 31, 2018, 2017 and 2016, the Group recognized a net loss from currency exchanges of $(9,220), $(20,163) and $(23,939), respectively.

The Group manages its exposure to foreign currency risk by hedging the selected balances using exchange contracts and currency swaps.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group based on its risk management policy was as follows:

	December 31, 2018
	USD	Colombian Pesos	Euros	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$172,966	$33,822	$7,501	$16,430	$20,769	$26,463	$277,951
Accounts receivable, net of expected credit losses	186,841	56,862	6,863	6,843	33,632	38,909	329,950
Secured debt and bonds	(3,115,356)	(29,316)	(170,670)	—	—	(14,041)	(3,329,383)
Unsecured debt	(675,699)	(2,498)	—	—	—	—	(678,197)
Accrued expenses	(91,118)	(20,363)	(7,577)	(231)	(717)	(888)	(120,894)
Accounts payable	(505,789)	(97,830)	(22,293)	(5,471)	(16,203)	(92,115)	(739,701)

Net financial position exposure	$(4,028,155)	$(59,323)	$(186,176)	$17,571	$37,481	$(41,672)	$(4,260,274)

Sensitivity analysis
Change forecast in exchange rate		(4.03)%	(5.64)%	2.36%	(4.39)%
Effect on profit of the year		$2,391	$10,500	415	(1,645)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2017
	USD	Colombian Pesos	Euros	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$342,524	$70,957	$20,914	$11	$6,874	$19,468	$48,234	$508,982
Available-for-sale securities	—	—	—	55	—	—	—	55
Accounts receivable, net of expected credit losses	71,640	133,319	50,983	102	8,282	21,749	194,717	480,792
Secured debt and bonds	(2,931,194)	(61,784)	(127,416)	—	—	—	—	(3,120,394)
Unsecured debt	(628,767)	(2,952)	—	—	—	—	—	(631,719)
Accounts payable	(286,401)	(144,146)	(10,239)	(119)	(7,184)	(11,943)	(72,016)	(532,048)

Net financial position exposure	$(3,432,198)	$(4,606)	$(65,758)	$49	$7,972	$29,274	$170,935	$(3,294,332)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year	$—	$(46)	$(658)	$—	$80	$293	$—	$—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Group’s consolidated statement of comprehensive income.

(d)	Interest rate risk

The Group incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Group assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate risk attributable to both the Group’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Group’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2018	December 31, 2017

Fixed rate instruments
Financial assets	$68,706	$340,877
Financial liabilities	(3,162,548)	(3,003,336)
Interest rate swaps	5,063	2,990

Total	$(3,088,779)	$(2,659,469)

Floating rate instruments
Financial assets	14,798	$51,042
Financial liabilities	(845,031)	(748,777)

Total	$(830,233)	$(697,735)

At December 31, 2018, the interest rates vary from 0.44% to 12.55% (December 31, 2017: 0.44% to 12.15% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

Sensitivity analysis

As of December 31, 2018 and 2017 an average increase of 1% in interest rates on short-term and long–term debt would be expected to decrease the Group’s income by $10,284 and $8,825 respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(e)	Credit risk

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default.

There are no significant concentrations of credit risk at the consolidated statement of financial position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

The Group conducts transactions with the following major types of counterparties:

•

Trade receivables, net of expected credit losses: The Group is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Group is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

•

Cash, cash equivalents and deposits with banks and financial institutions: In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

•

Foreign exchange transactions: The Group minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Group has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

(f)	Capital risk management

The Group’s capital management policy is to maintain a sound capital base in order to safeguard the Group’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt–to–capital ratio.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Following is a summary of the debt–to/capital ratio of the Group:

		December 31, 2018	December 31, 2017
Debt	16	$4,007,580	$3,752,113
Less: cash and cash equivalents and restricted cash	7	(277,951)	(514,447)

Total net debt		3,729,629	3,237,666
Total equity attributable to the Company		1,155,587	1,415,650

Total Capital		$4,885,216	$4,653,316

Net debt–to–capital ratio		76%	68%

There were no changes in the Group’s approach to capital management during the year.

Fair value financial assets and liabilities

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2018 are as follows:

		December 31, 2018
	Notes	Carrying amount	Fair value
Financial assets
Investments	12	$67,306	$67,306
Derivative instruments	27	7,456	7,456
Plan assets	20	178,594	178,594

		$253.356	$253.356

Financial liabilities
Short term borrowings and long–term debt	16	$4,007,580	$4,022,707
Derivative instruments	28	(17)	(17)

		$4,007,563	$4,022,690

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Derivative instruments	27	23,539	23,539
Plan assets	20	189,697	189,697

		$213,236	$213,236

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial liabilities
Short term borrowings and long–term debt	16	$3,752,113	$3,587,841
Derivative instruments	28	137	137

		$3,752,250	$3,587,978

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

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Cash on hand and bank deposits	$264,565	$490,657
Demand and term deposits (1)	8,543	18,325

Cash and cash equivalents	273,108	508,982
Restricted cash (2)	4,843	5,465

Cash and cash equivalents and restricted cash	$277,951	$514,447

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)

As of December 31, 2018 and 2017, within the cash equivalents, there are demand and term deposits that amounted to $8,543 and $ 18,325, respectively. The use of term deposits depends on the cash requirements of the Group. As of December 31, 2018, term deposits accrue annual interest rates between 2,61% and 4,85% in Colombian pesos and between 2,05% and 4,59% in dollars. As of December 31, 2017, term deposits accrue annual interest rates between 3.77% and 5.52% in colombian pesos and between 2.10% and 6.50% in dollars.

(2)

As of December 31, 2018, the restricted cash includes resources in administration in an trust, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

(8)	Trade and other receivables

Trade and other receivables as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Trade	$258,186	$190,501
Employee advances	4,848	6,213
Other (1)	73,056	46,596

	$336,090	$243,310
Less Allowance for expected credit losses	(12,430)	(13,180)

Total	$323,660	$230,130

Net current	$288,157	$226,015
Net non–current	35,503	4,115

Total	$323,660	$230,130

(1)	Corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 1000 engines.

Changes during the year in the allowance as follows:

	December 31, 2018	December 31, 2017
Balance at beginning of year	$13,180	$13,256
Adjustment implementation IFRS 9 (See note 4)	(216)	—
Bad debt expense	4,526	4,363
Write–off against the allowance	(5,060)	(4,439)

Total	$12,430	$13,180

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period as follows:

	December 31, 2018	December 31, 2017
Neither past due nor impaired	169,589	127,046
Past due 1–30 days	33,721	23,537
Past due 31–90 days	17,506	17,151
Past due 91 days	37,370	22,767

Total trade	$258,186	$190,501
Allowance for expected credit losses	(12,430)	(13,180)

Net accounts receivable	$245,756	$177,321

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2018 and 2017:

Company	Country	December 31, 2018				December 31, 2017
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$—	$—	$585	$—	$13,853	$—	$860	$—
OceanAir Linhas Aéreas, S.A.	Brazil	6,199	1,078	23,062	58,479	1,725	4,264	28,906	33,888
Aerovias Beta Corp.	Panama	—	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	10	—	—	—	17	—	—	622
Transportadora del Meta S.A.S.	Colombia	13	569	19	4,781	—	222	18	3,444
Empresariales S.A.S.	Colombia	—	364	5	3,511	—	467	3	10,107
Global Operadora Hotelera S.A.S	Colombia	9	532	7	5,954	8	636	9	5,340
Synergy Aerospace Corp.	Panamá	—	—	—	—	512	1,262	—	4,201
Corp. Hotelera Internac S.A.	El Salvador	—	203	—	745	—	83	—	432
Other		59	81	6	2	112	253	23	846

Subtotal		$6,290	$2,827	$23,684	$73,472	$17,204	$7,187	$29,819	$58,880

		Receivables	Payables			Receivables	Payables
Short–term		$6,290	$2,827			$17,204	$7,187

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Accounts receivable with SP SYN Participações S.A. As of December 31, 2018 there are payments in full.

The Group has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Aeromantenimiento S.A.	Aircraft maintenance company that provides aircraft overhaul services to the Group.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Group provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Group has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Group leases aircraft to OceanAir (see Note 33). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

During 2018 and 2017 the short-term employee benefits for key management personnel are $26,499 and $22,074. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long term benefits for the key management personnel.

Following the detail for short-term compensation.

	December 31, 2018	December 31, 2017
Salaries	$13,791	$13,571
Bonuses	8,775	5,054
Social benefits	3,027	2,604
Loans	—	55
Compensation	73	31
Others	833	759

Total	$26,499	$22,074

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Expendable spare parts	$83,151	$86,705
Supplies	7,244	10,543

Total	$90,395	$97,248

For the years ended December 31, 2018, 2017 and 2016 expendable spare parts and supplies in the amount of $84,662, $60,027 and $59,579, respectively, were recognized as maintenance expense.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance as follows:

	2018	2017
Balance at beginning of year	$18,631	$24,705
Provisions reverse	(3,203)	(4,858)
Write-offs against the allowance	(8,923)	(1,216)

Balance at end of year	$6,505	$18,631

(11)	Prepayments

As of December 31, 2018 and 2017 prepaid balances are as follows:

	December 31, 2018	December 31, 2017
Prepaid commissions (1)	$27,991	$33,170
Prepaid compensations clients	37,130	29,754
Advance payments on operating aircraft leases	12,470	9,507
Premiums for insurance policies	2,401	12,142
Other	19,872	15,184

Total	$99,864	$99,757

(1)

Advance payment made to IATA for service charges made by airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and Reservation Systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A., United Airlines Inc.

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2018 and 2017 are as follows:

	Notes	December 31, 2018	December 31, 2017
Short term:
Deposits with lessors (1)		$15,535	$111,229
Short term investments (2)		59,847	59,332
Guarantee deposits (3)		2,283	2,003
Others (4)		9,542	8,871

Sub–Total		87,207	181,435
Fair value of derivative instruments	27	2,566	20,549

Total		$89,773	$201,984

Long term:
Deposits with lessors (1)		$73,569	$63,962
Long term investments – restricted (2)		7,459	9,214
Guarantee deposits (3)		14,715	16,531
Others (4)		14,983	23,703

Sub–Total		110,726	113,410

Fair value of derivative instruments	27	4,778	2,990

Total		$115,504	$116,400

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

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

The variation corresponds to the change of guarantee on the debt since now the group constitutes letters of credit with the same lessor in order to ensure the payments.

(2)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group’s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

(13)	Property and equipment, net

The main additions corresponds to:

•

Flight equipment: During the year ended December 31, 2018, the Group acquired two aircraft A-330-300, two aircraft A321-200, one aircraft B-787 and one aircraft 320 under financial leasing, in the amount of $441,175. During the year ended December 31, 2017, the Group acquired ten A-318 aircraft and one A-320, which were previously operating leases. Additionally, one aircraft B787-8, one aircraft A-300F and two A320NEO aircraft under financial leasing, valued at $ 337,083.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Capitalized maintenance: Additions reported for the year ended December 31, 2018 and 2017 correspond mainly to major repairs of the fuselage for $16,441 and $27,821, respectively, and major engine repairs for $197,674 and $143,786, respectively.

•

Reimbursement of predelivery payments: In the item of aircraft advances, as of December 31, 2018 and 2017, the Group capitalized loan costs of $16,355 at an average interest rate of 7.16% and $10,443 at an interest rate average of 7.30%, respectively. In addition, the Group made pre-delivery payments (“PDPs”) of 29 orders with Airbus and Boeing for the twelve months of 2018.

•	Others: During the year ended December 31, 2018, the following capitalizations can be highlighted:

•	Charges associated with the phase V project transfer to El Dorado International Airport and expansion of the VIP Room for $4,267

•	Assembly of multimedia equipment in airplanes for $5,610

•	Furniture and office equipment for $726.

•	Aeronautical training and emergency practices (ATR Gate), originating a higher value of the A320 TRU flight simulator for $886.

•

Charges associated with the repair of roofs, improvements to the internal structure and surrounding land of Hangar II, located on the Bogota air bridge for $ 607. Charges associated with the adaptation of the new VIP Lounge at the Alfonso Bonilla International Airport and adaptation of the Santa Marta VIP Lounge Simón Bolivar International Airport for $ 295 and $ 207 respectively. Closed Circuit Television - CCTV for phases IV, V and VIP Room El Dorado International Airport for $ 270.

•

During the year ended December 31, 2018, $25,963 was capitalized for the purchase and installation of an Airbus A320 MSN 2605 flight simulator installed in the CEO. The cost includes tariffs and taxes. It is used for personnel training.

•

During the year ended December 31, 20187, the Hangar MRO of Avianca in the Jose Maria Cordova International Airport of the municipality of Rionegro, ended with a total cost of $43,443, which consists of hangars and specialized workshops for the repair of aircraft components, as well as infrastructure for the taxing of aircraft, spare parts warehouses and training rooms.

During the year ended December 31, 2018, the Group obtained a gain of $70,070 related to sale and leaseback transactions:

•

Transaction results in a financial lease: $53,990 was recognize as financial leasing and it has been deferred and will be amortized over the term of financing, $4,747 were recognized in the consolidated statement of comprehensive income, as amortization.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Transaction results in an operating lease: $16,080 was recognize as a loss in the consolidated statement of comprehensive income.

Impairment

In 2018, the impairment loss of $38,881 represented:

•

Impairment of fleet Embraer E-190 $38,881: The write-down has been the result of the decision to start withdrawing our Embraer-190 fleet in 2019, in the search for fleet standardization, generating benefits and operating efficiencies. This was recognized in the consolidated statements of comprehensive income. The amount of impairment as of December 31, 2018 was based on the fact that this type of fleet had a very significant decrease in market value in the current year.

Administrative property

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to assist management determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2018 and 2017.

In order to establish the fair value of real estate as of December 31, 2018, the revaluation of land of $917 and buildings of $(967) originated from the figures determined in the technical studies (valuation) was recognized as a result a final balance of Land is recorded for $54,536 and $79,049 for buildings.

In the year 2018, the Group reduced the revaluation value of lands and building located in Colombia for an amount of $20,448, due to the effect of loss in Colombian peso that affect the fair value of property in relation with our functional currency.

In the area of administrative properties, there are land and buildings valued at $ 14,867 (net), which are located in Venezuela, on which it has not been technically possible to make appraisals taking into account the instability of the market in that country. These assets are measured under the cost model.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2018	December 31, 2017
Cost	$102,351	$128,791
Accumulated depreciation	(10,371)	(11,230)

Net carrying amount	$91,980	$117,561

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2018 and 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	516,614	238,597	30,098	111,711	1,615	71,437	970,072
Disposals	(81,381)	(3,632)	(22,843)	(11,014)	(3,546)	(48,165)	(170,581)
Transfers	42	420	(481)	—	—	19	—
Transfers to assets held for sale	—	—	—	—	—	(41,402)	(41,402)
Sale of subsidiaries	—	—	—	—	—	(12,762)	(12,762)
Revaluation	—	—	—	—	(20,448)	—	(20,448)

December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	192,581	95,460	10,742	—	2,310	23,245	324,338
Disposals	(28,188)	(1,264)	(20,918)	—	(2,075)	(1,065)	(53,510)
Impairment	38,881	—	—	—	—	—	38,881
Transfers	143	—	(146)	—	—	3	—
Transfers to assets held for sale	—	—	—	—	—	(9,573)	(9,573)
Sale of subsidiaries	—	—	—	—	—	(7,558)	(7,558)

December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016	$4,450,572	$383,434	203,545	215 097	158,777	274,872	5,686,297
Additions	333,202	171,607	17,271	119,049	2,099	33,828	677,056
Disposals/Transfers	25,111	578	(1,749)	(174,843)	(33,676)	(14,394)	(198,973)
Revaluation	—	—	—	—	31,017	—	31,017

December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	177,262	81,616	6,642	—	2,229	25,351	293,100
Disposals	(5,903)	(1,432)	(1,571)	—	(1,081)	(5,100)	(15,087)

December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Intangible assets and good will, net

Intangible assets and good will, net of amortization as of December 31, 2018 and 2017 are follows:

	December 31, 2018	December 31, 2017
Routes	$34,299	$36,503
Trademarks	3,959	3,938
Software and webpages	84,470	70,927
Other intangible rights	83,042	3,938

Subtotal	205,770	115,306
Goodwill	308,033	311,273

Total Intangible Assets	$513,803	$426,579

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2018 and 2017:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others (1)	Total
Cost:
December 31, 2017	$314,420	$52,481	$3,938	$147,512	$8,721	$527,072

Other Acquisitions – Internally developed	—	—	21	23,888	92,726	116,635
Acquisitions / Adjustment through Business Combinations	(3,240)	—	—	—	—	(3,240)

December 31, 2018	$311,180	$52,481	$3,959	$171,400	$101,447	$640,467

Accumulated Amortization and Impairment Losses:
December 31, 2017	$3,147	$15,978	$—	$76,585	$4,783	$100,493

Amortization for the year	—	2,204	—	10,345	13,622	26,171

December 31, 2018	$3,147	$18,182	$—	$86,930	$18,405	$126,664

Carrying Amounts:
December 31, 2017	$311,273	$36,503	$3,938	$70,927	$3,938	$426,579

December 31, 2018	$308,033	$34,299	$3,959	$84,470	$83,042	$513,803

(1)

The main acquisitions of other intangibles correspond to digital transformation project for $ 28,567, the SAP project for $17,566, J2C project for $ 13,056, SOC Project for $ 8,848 and CRM project 5,936.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2017 and 2016:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2016	$311,181	$52,481	$3,938	$120,694	$4,804	$493,098

Other Acquisitions – Internally developed	3,240	—	—	26,818	3,916	33,974

December 31, 2017	$314,421	$52,481	$3,938	$147,512	$8,720	$527,072

Accumulated Amortization and Impairment Losses:
December 31, 2016	$3,147	$13,774	$—	$58,890	$4,369	$80,180

Amortization for the year	—	2,204	—	17,695	414	20,313

December 31, 2017	$3,147	$15,978	$—	$76,585	$4,783	$100,493

Carrying Amounts:
December 31, 2016	$308,034	$38,707	$3,938	$61,804	$435	$412,918

December 31, 2017	$311,274	$36,503	$3,938	$70,927	$3,937	$426,579

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14.1) Goodwill and intangible assets with indefinite useful life

In order to verify the impairment of goodwill acquired through business combinations and other intangibles with indefinite useful life, these have been assigned to the following Cash Generating Units (CGU):

•	Avianca Ecuador, S.A.

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Avianca Ecuador, S.A.		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2018	2017	2018	2017	2018	2017
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	—	—	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

The Group performed its annual impairment test in December 2018 and 2017. The Group considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2018 and 2017, the Group did not identify potential impairment of goodwill or intangible assets.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model. Cash flow projections are based on the Business plan approved by the Board covering a five year period. Cash flows extrapolated beyond the five year period are projected to increase based on long-term growth rates. Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Annually the Group prepares and the Board approves five year business plans. Business plans were approved in the fourth quarter of the year. The business plan cash flows used in the value-in-use calculations reflect all restructuring of the business that has been approved by the Board and which can be executed by Management under existing agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For each of the CGUs the key assumptions used in the value-in-use calculations are as follows:

	Avianca Ecuador, S.A.		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2018	2017	2018	2017	2018	2017
Carrying amount of goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Impairment losses	—	—	—	—	—	—
Revenue growth p.a. over planning period	-0.6% to 8.9%	1.9% to 11.7%	1.3% to 9.6%	4.3% to 17.8%	0.4% to 1.9%	0.8% to 3.7%
Operating income over planning period	4.9% to 17.7%	8.5% to 14.9%	-3,0% to 2.2%	1.8% to 5.2%	8.4% to 13.9%	8.9% to 12.3%
Capital expenditures over planning period	9% to 17%	3% to 13%	9% to 13%	4% to 11%	2% to 10%	0.3% to 7.7%
Duration of planning period	5 years	5 years	5 years	5 years	5 years	5 years
Revenue growth p.a. after planning period	4.4%	6.9%	4.4%	12.9%	3.9%	5.5%
Operating Income after planning period	5.9%	13.2%	3.2%	5.2%	15.3%	11.4%
Capital expenditures after planning period	10%	7%	8%	5%	6%	6.6%
Business Enterprise Value	274,720	231,008	2,142,073	1,886,880	759,450	772,027
Discount rate	12.32%	13.03%	13.44%	14.48%	9.36%	9.6%

The projections are based on the Company’s budget, from which we calculate the unit and its growth trends to develop the 5-year projections. We also add the expectations of relative growth of other business units and their selected costs.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections. All costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Assets held for sale

Assets held for sale at December 31, 2018 consist of the following assets:

December 31, 2018
Flight Simulators	$31,580

Total Assets Held For Sale	$31,580

(1)

No impairment loss was recognized at the time of the reclassification of the simulators to the item as held for sale at December 31, 2018, since it is expected that the fair value less cost of sales is greater than the amount in books.

(2)

The company signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. The simulators were in use for the provision of training services for pilots and co-pilots of civil and commercial aircraft.

(3)	The assets classified as held for sale belong to the operating segment of air transportation.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2018 and 2017 are summarized as follows:

	Notes	December 31, 2018	December 31, 2017
Current:
Short–term borrowings and current portion of long–term debt		$589,366	$542,614
Current portion-bonds		37,376	29,458

		$626,742	$572,072

Non–current:
Long–term debt		$2,830,922	$2,600,450
Non current portion-bonds		549,916	579,591

		$3,380,838	$3,180,041

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for years ended December 31, 2018 and 2017 are as follows:

		December 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds– Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

Below we present the detail of the debt balance by type of loan:

	December 31, 2018	December 31, 2017
Aircraft	$2,396,748	$2,288,605
Corporate	1,023,540	854,459
Bonds	587,292	609,049

	$4,007,580	$3,752,113

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The main additions for the years ended at 31 December, 2018 and 2017 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•	During 2018, the Group obtained $427,751 in loans to finance the purchase of one A320 aircraft, two A321, two A330, and one B787.

•	During 2017, the Group obtained $340,568 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320.

•	Loans for general purposes of working capital:

•	During 2018, the Group also obtained $303,640. Mainly these loans are acquired by Lifemiles, $ 95,000 at a rate Libor + 5.5 for a term of 4 years.

•

During 2017, the Group also obtained $510,360. Amount these loans is the one acquired by LifeMiles, $300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition , the Group received a US $150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to travel agency sales), which were sold by Avianca to USAVFlow for a period of five years.

Senior bonds

As of December 31, 2018 and 2017, the Senior Notes outstanding and the corresponding balances are as follows:

			Balance as of December 31,
Issuing entities	Original currency	Total placed in original currency	2018	2017
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$559,145	$549,241

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

Local bonds

As of December 31, 2018 and 2017, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2018		2017
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—

Avianca	Series B	158,630	—	—	—	—

Avianca	Series C	266,370	90,566	28,147	178,468	59,808

Total				$28,147		$59,808

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

Future payments on long–term debt

Future payments on long–term debt for the years ended December 31, 2018 and 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2018	$469,500	$457,737	$529,125	$608,026	$1,236,034	$3,300,422

December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

Future payments on bonds for the years ended December 31, 2018 and 2017 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2018	$37,376	$549,916	$—	$—	$—	$587,292

December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2018

	January 1, 2018	New acquisitions	New Leases (1)	Financial Cost (2)	Payments	Interest Payments	Foreign exchange movement	December 31, 2018
Current interest-bearing loans and borrowings (excluding items listed below)	$79,263	$68,866	$—	$5,556	$(27,691)	$(4,572)	$(1,556)	$119,866
Current portion of long-term credits (excluding items listed below)	463,351	—	—	141,337	(103,630)	(56,650)	25,092	469,500
Current Bonds	29,458	—	—	57,940	—	(51,044)	1,022	37,376
Non-current obligations under financial lease agreements and purchase agreements	2,600,450	234,774	427,751	23,063	(324,748)	(96,443)	(33,925)	2,830,922
Bonds	579,591	—	—	5,416	(27,404)	—	(7,687)	549,916

Total liabilities from financing activities	$3,752,113	$303,640	$427,751	$233,312	$ (483,473)	$(208,709)	$(17,054)	$4,007,580

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)

This column contains the value of the pending interest for the year ended to 2018 for $212,294 and the initial balance of interest payable related to the financial obligations of $ 21,018. In the year 2017 the interest caused was $ 183,332 and these were presented as accounts payable.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2017

	January 1, 2017	New acquisitions	New Leases (1)	Payments	Foreign exchange movement	December 31, 2017
Current interest-bearing loans and borrowings (excluding items listed below)	$62,179	$39,492	$—	$(22,408)	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	207,562	—	(57,197)	(1,984)	463,351
Bonds	29,590	—	—	—	(132)	29,458
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	263,306	340,568	(279,580)	16,697	2,600,450
Bonds	608,037	—	—	(28,910)	464	579,591

Total liabilities from financing activities	$3,274,235	$510,360	$340,568	$(388,095)	$15,045	$3,752,113

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.

In the year 2017 the interest caused was $183,332 and these were presented as accounts payable.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Accounts payable

Accounts payable as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017

Trade accounts payable	$424,717	$122,696
Non-income taxes collected in advance	226,006	300,435
Payroll taxes (1)	69,062	53,746
Other payables (2)	12,789	18,152

Total current	$732,574	$495,029

Trade accounts payable	4,276	—
Social Charges	2,851	5,084

Total non current	$7,127	$5,084

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Group in the various jurisdictions in which it operates.
(2)	Other accounts payable include mainly provisions for travel expenses, provisions for fees and accrued interest.

(18)	Accrued expenses

Accrued expenses as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017

Operating expenses (1)	$105,649	$112,844
Vacation and other employee accruals	12,187	36,144
Other accrued expenses (2)	3,058	37,669

Total	$120,894	$186,657

(1)	Corresponds mainly costs for landings, credit card commissions, air navigation, ground services and passenger services.
(2)	Other accrued expenses include transport, freight and haulage, public services and maintenance

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Provisions for return conditions

For certain operating leases, the Group is contractually obligated to return the aircraft in a predefined condition. The Group accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017

Current	$2,475	$19,093
Non – current	127,685	144,099

Total	$130,160	$163,192

Changes in provisions for return conditions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017

Balances at beginning of year	$163,192	$173,938
Provisions made	43,705	811
Provisions reverse (1)	(70,797)	—
Provisions used	(5,940)	(11,557)

Balances at end of year	$130,160	$163,192

(1)	In 2018 there is a decrease in provisions for return conditions, mainly due to: $ 14,650 for extension of operating contracts and $48,581 for extension in the period of maintenance.

(20)	Employee benefits

Employee benefits as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017

Defined benefit plan	$144,862	$174,346
Other benefits Short term	9,084	—
Other benefits Long term	802	—

Total	$154,748	$174,346

Current	$44,663	$38,706
Non – current	110,085	135,640

Total	$154,748	$174,346

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group has a defined benefit plan which requires contributions to be made to separately administered funds. The Group has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Group. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Group has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017

Fair value of plan assets	$(178,594)	$(189,697)
Present value of the obligation	323,456	364,043

Total employee benefit liability	$144,862	$174,346

The following table summarizes the components of net benefit expense recognized in the consolidated statement of comprehensive income and the funded status and amounts recognized in the consolidated statement of financial position for the respective plans:

Net benefit expense – year ended December 31, 2018 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,094	$2,353
Interest cost on net benefit obligation	17,375	3,706
Interest income on plan assets	(11,699)	—

Net Cost	$6,770	$6,059

Net benefit expense – year ended December 31, 2017 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,207	$1,982
Interest cost on net benefit obligation	18,490	3,984
Interest income on plan assets	(12,615)	—

Net Cost	$7,082	$5,966

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the present value of defined benefit obligation as of December 31, 2018 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Period cost	18,469	6,059	24,528
Benefits paid by employer	(29,879)	(3,188)	(33,067)
Remeasurements of defined benefit liability	850	(6,172)	(5,322)
Other current	—	(342)	(342)
Exchange differences	(21,727)	(4,657)	(26,384)

Benefit obligation as of December 31, 2018	268,486	54,970	323,456
Fair value of plan assets	(178,594)	—	(178,594)

Total employee benefit liability	89,892	54,970	144,862

Current	32,205	3,374	35,579
Non–current	57,687	51,596	109,283

Total	89,892	54,970	144,862

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2017	189,697
Interest income on plan assets	11,699
Remeasurement of interest assumptions	(14,361)
Employer contributions	31,871
Benefits paid	(26,268)
Exchange differences	(14,044)

Fair value of plan assets at December 31, 2018	178,594

Changes in the present value of defined benefit obligation as of December 31, 2017 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2016	$265,928	$54,962	$320,890
Period cost	19,697	5,966	25,663
Benefits paid by employer	(20,058)	(2,398)	(22,456)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Defined benefit Obligation	Other benefits	Total
Remeasurements of defined benefit liability	34,848	4,572	39,420
Other OCI	(1,215)	—	(1,215)
Exchange differences	1,573	168	1,741

Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Fair value of plan assets	(189,697)	—	(189,697)

Total employee benefit liability	$111,076	$63,270	$174,346

Current	$34,141	$4,565	$38,706
Non–current	76,935	58,705	135,640

Total	$111,076	$63,270	$174,346

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2016	$165,740
Interest income on plan assets	12,615
Remeasurement of interest assumptions	6,568
Employer contributions	23,522
Benefits paid	(17,460)
Adjustment in plan asset performance	(1,896)
Exchange differences	608

Fair value of assets at December 31, 2017	$189,697

For the year ended December 31, 2018, 2017 and 2016, the remeasurements of defined benefit plan liability, net of $(9,039), $(33,385) and $4,094 respectively were recognized in other comprehensive income.

	December 31, 2018	December 31, 2017	December 31, 2016
Actuarial gains recognized in other comprehensive income	$5,322	$(38,205)	$2,383
Return on plan assets adjustment	(14,361)	4,672	1,711
Adjustments for translation	—	148	—

Amount recognized in other comprehensive income	$(9,039)	$(33,385)	$4,094

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group expects to contribute $35,579 to its defined benefit plan and other benefits in 2019.

Plan assets correspond to net funds transferred to CAXDAC, which is responsible for the administration of the pilots’ pension plan. The assets held by CAXDAC are segregated into separate accounts corresponding to each contributing Group. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Group’s plans are shown below:

	December 31, 2018	December 31, 2017
Discount rate on all plans	7.25%	6.75%
Price inflation	3.00%	3.09%
Future salary increase
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.18%	3.18%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2018	December 31, 2017
Equity securities	31.00%	22.04%
Debt securities	21.00%	33.73%
Domestic Corporate bonds	32.00%	35.30%
Foreign government/corporate bonds	10.00%	6.61%
Other	6.00%	2.30%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankie bonds and bonds issued by financial and private entities abroad.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the expected payments or contributions to the defined Benefit plan in future years:

	December 31, 2018	December 31, 2017
Year 1	$26,773	$39,074
Year 2	24,798	23,733
Year 3	24,309	24,285
Year 4	24,781	23,705
Year 5	25,626	24,699
Next 5 years	132,969	127,940

	$259,256	$263,436

The average duration of the benefit plan obligation at 31 december 2018 and 2017 are 10.13, 10.79 years, respectively.

Pension plans for ground personnel

In 2008, the Group entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2018 and 2017, there are 12 and 12 beneficiaries, respectively, which have not been commuted. Consequently, the Group estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Group’s pension plans, the Group has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	0.5% increase	0.5% decrease
Discount rate	(15,675)	17,226
Pension increase	14,100	(12,978)
Mortality table	(7,096)	17,533

Shares Base arrangements (cash settled)

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

Based on the aforementioned assumptions, the Company determined that the loss (income) of the Share Based Plan Awards for the period ended December 31, 2017 and 2016 was $(1,002) and $1,111 respectively which has been recognized within operating profit. As of December 31, 2017 and 2016, $140 and $1,115, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

During 2018, the plan was cancelled an no additional expense was recognized. The liability was written-off.

Other Employee benefits

During 2018 the Company implemented a new incentive plan called stocks options - Avianca Holdings.

Annually, the beneficiaries of the plan will receive the plan denominated “virtual shares”, which correspond the to package of shares of the Company which are liquidated based on an average market share price for the year at the end of the period in an specific amount the number of virtual shares assigned depends on the achievement of certain financial and security goals (performance conditions). These indicators are measured in the short term (1 year), but their payment is long term, which will be deferred in 3 payments as long as there is employment linkage at the time of payment (“service condition”).

Once the virtual shares have been assigned to the selected employees, the value of the shares will be updated for future development. The Company recognizes the expected payment as an expense during the service period.

The beneficiaries of the plan are those positions of Vice President and Director level, in addition all those persons who are defined as high potential and / or who hold critical positions which must be approved by the CEO.

Each year a new package of virtual shares will be settled, which according to the performance of the period will be delivered in thirds during the following three years. The payment will be made in the base country of work of the beneficiary, the value will be subject to the deductions of taxes that correspond to each country at the time of payment.

The Company recorded a liability of $ (1,312) on December 31, 2018, which is considered within the other long-term employee benefits as a non current liability in the consolidated statement of financial position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(21)	Air traffic liability and frequent flyer deferred revenue

The Air traffic liability, comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. This income also includes the deferred income from the loyalty programs. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates.

The balance as of December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017

Advance ticket sales	$424,579	$454,018
Miles deferred revenue	186,378	85,207

Current	$610,957	$539,225

Miles deferred revenue	$234,260	$104,786

Non–current	$234,260	$104,786

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22)	Other liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

	Notes	December 31, 2018	December 31, 2017

Derivative instruments	27,28	$(129)	$137
Deferred income (1)		71,649	24,471
Other		587	—

Total		$72,107	$24,608

Current		$3,861	$9,415
Non–current		68,246	15,193

Total		$72,107	$24,608

(1)

As disclosed in note 13, the Group reclassified to other liabilities, the balances related to deferred profits with sale and leaseback transactions for $53,990, which are deferred for a period of ten years.

(23)	Equity

Common and preferred stock

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of the Company’s shareholders will be entitled to any dividends. If dividends are declared and the Company’s annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all the Company’s holders of preferred and common shares, such profits will be paid equally with respect to the Company’s preferred and common shares. However, if the Company’s annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of the Company’s preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

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

The total issue preferred stock are 340,507,917 and the group have repurchased 4,320,632, for a total of paid preferred stock of 336,187,285.

The following is a summary of authorized, issued and paid shares:

	December 31, 2018	December 31, 2017
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

The nominal value are $0.125 per share.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2018 and 2017 is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2017	$6,507	$(681)	$(65,138)	$3	$125	$58,382	$(802)	$455	$(347)
Other comprehensive Income (loss) for the Period	(13,701)	(67)	(9,039)	—	(39)	(20,448)	(43,294)	(261)	$(43,555)

As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2016	$122	$(414)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$6,908	$169	$7,077
Other comprehensive Income (loss) for the Period	6,385	(267)	(33,385)	3,558	—	(15,018)	31,017	(7,710)	286	(7,424)

As of December 31, 2017	$6,507	$(681)	$(65,138)	$—	$3	$125	$58,382	$(802)	$455	$(347)

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

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2018	2017
Cash flow hedges:
Reclassification during the year to profit or loss	$(17,179)	$10,309
Effective valuation of cash flow hedged	3,478	(3,924)

	$(13,701)	$6,385

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$(67)	$(267)

	$(67)	$(267)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(24)	Non-Controlling interests

The following is summaries the information relating to each of the Group’ subsidiaries that has material NCI as of December 31, 2018 and 2017:

	LifeMiles Ltd.	Taca International Airlines S.A.	Aerotaxis la Costeña S.A.	TurboProp Leasing Corp.	Avianca Costa Rica S.A.	Other individually immaterial subsidiaries	Total
NCI percentage	30.00%	3.17%	31.92%	32.00%	7.58%

Current assets	$50,344	$28,269	$2,597	$4,155	$25,818	$5,719	$116,902
Non-current assets	24,337	8,932	687	7,615	5,444	2,529	49,544
Current liabilities	(98,034)	(18,861)	(1,268)	(2,658)	(27,515)	(3,481)	(151,817)
Non-current liabilities	(160,816)	(26,210)	—	(3,995)	(827)	(774)	(192,622)

Net assets	(184,169)	(7,870)	2,016	5,117	2,920	3,993	(177,993)

(Loss) profit	24,321	(3,684)	(499)	1,283	841	3,683	25,946
Other comprehensive income	$(94)	$(158)	$—	$—	$—	$(9)	$(261)

	LifeMiles Ltd.	Taca International Airlines S.A.	Aerotaxis la Costeña S.A.	TurboProp Leasing Corp.	Avianca Costa Rica S.A.	Other individually immaterial subsidiaries	Total
NCI percentage	30.00%	3.17%	31.92%	32.00%	7.58%

Current assets	$47,603	$24,269	$2,971	$7,095	$30,581	$7,381	$119,900
Non-current assets	27,039	10,720	777	7,908	6,092	4,268	56,804
Current liabilities	(67,815)	(14,915)	(1,232)	(7,317)	(29,007)	(2,880)	(123,166)
Non-current liabilities	(95,939)	(24,054)	—	(3,257)	(5,470)	(768)	(129,488)

Net assets	(89,112)	(3,980)	2,516	4,429	2,196	8,001	(75,950)

(Loss) profit	30,738	(3,980)	2,364	674	2,106	1,893	33,795
Other comprehensive income	$78	$358	$—	$—	$—	$19	$455

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2018 and 2017 is as follows:

	December 31, 2018	December 31, 2017
Net profit (loss) attributable to Avianca Holdings S.A.	$(24,803)	$48,237

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187
Earnings per share
Common stock	$(0.025)	$0.05
Preferred stock	$(0.025)	$0.05

There are not interest on convertible preference shares.

(26)	Operating revenue

The Group had no major customers which represented more than 10% of revenues in 2018 and 2017. The Group tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2018	Percentage 2018	Year ended December 31, 2017	Percentage 2017	Year on Year Variation
Domestic
Passenger	2,001,825	41%	$1,900,627	42%	101,198
Cargo and mail	303,343	6%	279,666	6%	23,677

	2,305,168	47%	2,180,293	48%	124,875

International
Passenger	2,072,566	42%	1,649,533	37%	423,033
Cargo and mail	315,433	6%	271,313	6%	44,120

	2,387,999	49%	1,920,846	43%	467,153

Other (1)	197,663	4%	340,545	9%	(142,882)

Total operating revenues	4,890,830	100%	$4,441,684	100%	449,146

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2017	Percentage	Year ended December 31, 2016	Percentage	Year on Year Variation
Domestic
Passenger	$1,900,627	42%	$1,752,001	42%	$148,626
Cargo and mail	279,666	6%	264,432	6%	15,234

	2,180,293	48%	2,016,433	48%	163,860

International
Passenger	1,649,533	37%	1,533,216	37%	116,317
Cargo and mail	271,313	6%	291,442	7%	(20,129)

	1,920,846	43%	1,824,658	44%	96,188

Other (1)	340,545	9%	297,247	8%	43,298

Total operating revenues	$4,441,684	100%	$4,138,338	100%	$303,346

Other operating revenue for the years ended December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Frequent flyer program	$46,376	$178,841	$154,245
Ground operations (a)	23,592	20,172	21,053
Leases	22,610	22,232	28,295
Maintenance	58,032	11,639	7,696
Interline	2,025	1,900	3,859
Other (b)	45,028	105,769	82,099

	$197,663	$340,553	$297,247

(a)	Group provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	Notes	December 31, 2018	December 31, 2017
Net account receivable trade	8	$245,756	$177,321
Prepaid compensations clients	11	37,130	29,754
Air traffic liability	21	(424,579)	(454,018)
Frequent flyer deferred revenue	21	(420,638)	(189,993)

(27)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2018 and 2017 are the following:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Notes	December 31, 2018	December 31, 2017
Cash flow hedges – Assets
Fuel price hedges		$2,566	$20,549
Interest rate		4,890	2,990

Total	12,22	$7,456	$23,539

The notional value of derivatives recognized as hedging instruments for the year ended December 31, 2018 is equivalent to 92,560,000 gallons of jet fuel.

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

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to December 31, 2018 and 2017:

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price	$2,566	$2,566
Assets
Interest rate	$4,890	$112	$4,778
Assets

December 31, 2017	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2.990

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2018, 2017 and 2016, a net (loss)/gain relating to the hedging instruments of $(13,701), $6,385 and $21,712 respectively is included in other comprehensive income (see Note 23).

(28)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2018 and 2017 are the following:

	Notes	December 31, 2018	December 31, 2017
Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	22	$(17)	$137

Total		$(17)	$137

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

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

(29)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2018 and 2017, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(30)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27 y 28)
Aircraft fuel hedges	—	2,566	—	2,566
Interest rate derivatives	—	4,890	—	4,890
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (Note 13)	—	—	110,182	110,182

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreign currency derivatives	—	(17)	—	(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	—	4,022,707	—	4,022,707

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2017:

Quantitative disclosures of fair value measurement hierarchy for assets:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 27)
Aircraft fuel hedges
Interest rate derivatives	—	20,549	—	20,549
Available–for–sale securities	—	2,990	—	2,990
Assets held for sale	—	55	—	55
Assets plan	—	189,697	—	189,697
Revalued administrative property (Note 13)	—	—	147,663	147,663

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 27)
Interest rate derivatives	—	137	—	137
Frequent flyer liability (Note 21)	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,587,841	—	3,587,841

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

Level 3 Fair Values

The fair value measurements for our administrative property have been categorised as Level 3 fair values based on the inputs to the valuation techniques used.

The following table shows a breakdown of the total gains (losses) recognised in respect of Level 3 fair values (administrative property):

	December 31, 2018	December 31, 2017
Gain included in OCI
Change in fair value (unrealized)	$(20,448)	$31,017
Change in fair value (realized)	—	—

Total gain included in OCI	$(20,448)	$31,017

Valuation technique and significant unobservable inputs

The following table shows the valuation technique used in measuring the fair value of administrative property, as well as the significant unobservable inputs used.

Valuation technique	Signicant unobservable inputs
Market comparison approach: A method of appraising property by analyzing the prices of similar properties sold in the recent past and then making adjustments based on differences among the properties and the relative age of the other sale.

Expected Market rental growth: (2018: 1%-2%, 2017: 3%-4%)

Occupancy Rate (2018: 87% weighted average, 2017: 82% weighted average)

GDP from construction (2018: 1% weighted average, 2017: (5%).

Appreciation or depreciation of the Colombian Peso against the US Dollar: 2018 (8.91%), 2017: 0.56%.

(31)	Income tax expense

Assets and liabilities for taxes as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Current income tax – assets	$152,601	$78,434
Current VAT-assets	72,857	33,318
Other taxex-current	6,456	2,609

Total current tax – assets	$231,914	$114,361
Non Current income tax – assets	19	136,301

Total tax – assets	$231,933	$250,662

Current income tax – liabilities	$(26,702)	$(31,935)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(a)	Income tax expense components

The major components of income tax expense for the years ended December 31, 2018, 2017 and 2016 are:

Consolidated statement of comprehensive income

	December 31, 2018	December 31, 2017	December 31, 2016
Current income tax:
Current income tax charge	$24,208	$32,934	$28,114
Adjustment in respect of current income tax of previous year	2,943	2,225	(666)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(6,938)	(15,050)	6,642

Income tax expense reported in the income statement	$20,213	$20,109	$34,090

Consolidated statement of other comprehensive income

	December 31, 2018	December 31, 2017	December 31, 2016
Hedging reserves	$—	$3,558	$(3,558)
Reserves relating to actuarial gains and losses	(39)	(15,018)	4,289

Income tax charged directly to other comprehensive income	$(39)	$(11,460)	$731

(b)	Tax Rate reconciliation in accordance with the Tax Provisions and the Effective Rate

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Current Colombian tax legislation applicable to dominant company in its subsidiaries:

•	The income tax rate applicable for 2017 and 2018 is 40% and 37% respectively (including the 6%- and 4%-income tax overcharge, respectively).

•	For the years 2017 and 2018, the presumptive income to determine the income tax cannot be less than 3.5% of the net equity on the last day of the immediately preceding taxable year.

•	From 2017, tax losses may be compensated with ordinary liquid income obtained in the following 12 taxable periods.

•	Excess of presumptive income can be compensated in the following 5 taxable periods.

•	The tax for occasional income is taxed at the 10% rate

Standards in other countries

Subsidiary companies in Ecuador must pay a capital gains tax at a 28% rate. For subsidiaries in Costa Rica, México, Salvador and Peru the rate is 30% , in Guatemala the rate is 25%.

Funding Law - (Tax reform)-Colombia

On December 28, 2018, Law 1943 was issued (Funding Law), by which new rules were introduced in tax regulation, the most relevant aspects are presented below:

•

Progressive reduction in the income tax and corporate complementary rates as follows: taxable year 2019, 33% rate; 2020 taxable year, 32% rate; 2021 taxable year, 31% rate; and since the taxable year 2022, 30% rate.

•	Progressive reduction of presumptive tax as follows: taxable year 2018, rate of 3.5%; 2019 taxable year, 1.5% rate; 2020 taxable year, 1.5% rate; And since the taxable year 2020, 0% rate.

A general rule determines that 100% of taxes, fees and contributions paid in the taxable year will be deductible, if it has causal relationship with the generation of income except for the income tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

50% of the industry and commerce tax may be deductible from the income tax in the taxable year in which it is effectively paid and to the extent that it has a causal relation with its economic activity. As of the year 2022 it can be discounted 100%.

The value-added tax (IVA) on import, training, construction or acquisition of real productive fixed assets including services can be considered as a discount on income tax for those responsible for sales tax.

•

The capitalization rule is modified, indicating that the maximum amount of indebtedness will be the liquid equity of the previous year, multiplied by two (previously was multiplied by three), it is necessary that the indebtedness must correspond to loans with residents and non-residents. This rule does not apply to the industries supervised by the Superintendencia Financiera, factoring companies, companies in the unproductive period, in the cases of financing of transport infrastructure projects and financing of infrastructure projects of public services.

•	In reference to the dividend tax, the following modifications were made:

•	The withholding tax rate on untaxed dividends was increased to 7.5%, in favor of companies and foreign entities, non-residents and permanent establishments.

•

The applicable table to untaxed dividends for the benefit of individuals residing in the country and illiquid successions of the decedents in the country was modified, establishing a marginal rate of 15% for dividends that exceed 300 UVT ($ 10,281,000, for the year 2019).

•

It was established that the taxed dividends will be determined: (i) applying the tax income rate in the year in which they are decreed (33% year 2019, 32% year 2020, 31% year 2021, and 30% year 2022) and (ii) for the remainder, the rate corresponding to the non-taxed dividend will be applied, depending on the beneficiary (if the person is a resident or illiquid successor of the resident originator, the table will be applied and for all other cases, the 7.5% rate will apply).

•	It established a Tax regime on dividends decreed for the first time to national companies, which will be transferable to the final beneficiary, a resident or an investor resident abroad.

•

The dividends decreed with a charge to profits of the years 2016 and previous will keep the current treatment in that moment; and the profits for the years 2017 and 2018 will be governed by the rates set forth in Law 1819 of 2016 and will be decreed as enforceable before December 31, 2018, otherwise, it will adhere to the new rules of the Law of Financing.

•

Stipulated a new mega-investment regime applicable to income taxpayers that increase de employment on 250 direct jobs and make investments in Colombia in property, plant and equipment that are productive or have the potential to be, for an equal or higher value to 30 million UVT ($ 1,028,100 million in 2019). The law has a series of tax incentives for these investments: income tax rate of 27%; depreciation of fixed assets for a minimum term of 2 years; not subject to estate tax or presumed income; special rates for taxation on taxable dividends that are decreed, among others.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Taxpayers who make Mega-Inversions may sign tax stability settlement with the State to stabilize the fiscal conditions of the aforementioned regime for a term of 20 years. This regime does not apply to companies related to the exploitation of non-renewable natural resources.

Under the Colombian tax bill, it is possible the early termination – or extraordinary termination – of the legal processes by the Tax Authorities, through the following mechanisms: 1. Termination by Mutual Agreement and 2. Tax court settlement (known as “Conciliación Contencioso Administrativa”), by the payment of the 100% or the 50% of the tax payable, depending on the administrative act object of discussion and, obtaining a debt forgiveness, in a proportion of the interests, sanctions and updates, that varies depending on the moment in which the process is found.

For the Tax court settlement, the interested may request it until September 30, 2019 and sign the minutes no later than October 31, 2019. For the Terminations by Mutual Agreement the interested may request its implementation until October 31, 2019.

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
Accounting profit after income tax		$1,143		$82,032		$44,186
Total, income tax expense		20,213		20,109		34,090

Profit before income tax		$21,356		$102,141		$78,276

Income tax at Colombian statutory rate	37.00%	7,902	40.00%	40,856	40.00%	31,311
Tax credit (1)	0.0%	—	0.00%	—	(5.74%)	(4,493)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Productive fixed assets special deduction	(267.99%)	(57,229)	(44.91%)	(45,868)	(22.10%)	(17,299)
Permanent differences (2)	(96.90%)	(20,694)	138.54%	141,508	(346.48%)	(271,209)
Non–deductible taxes	15.98%	3,413	3.06%	3,124	15.01%	11,749
Effect of tax exemptions and tax rates in foreign jurisdictions	253.27%	54,086	(118.26%)	(120,797)	71.56%	56,014
Non recognized deferred tax assets	402.02%	85,852	(141.93%)	(144,965)	248.77%	194,732
Losses of tax reversion	0.0%	—	184.69%	188,640	0.00%	—
Exchange rate differences	(304,23)%	(64,969)	(48.56%)	(49,595)	107.20%	83,916
Prior year expenses	(5.83%)	(1,245)	0.00%	—	0.00%	—
Changes in tax rates	61.33%	13,097	(2.24%)	(2,292)	(51.58%)	(40,377)
Other	0.0%	—	9.30%	9,498	(13.10%)	(10,254)

	94.65%	$20,213	19.69%	$20,109	43.55%	$34,090

(1)

Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flight’s income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, therefore in Tampa Cargo S.A.S. such tax credit will only be applicable until tax year 2016, however due to Avianca’s Stabilization Agreement the credit will be available to offset until tax year 2028.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)

This item includes various permanent differences for Corporate Income Tax purposes in Colombia. These permanent differences include nontaxable gains and losses on the sale of property, plant and equipment, nontaxable revenues and other items.

(c) Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A.S. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, and in accordance with the exception permitted by paragraphs 39 and 44 of IAS 12, deferred tax liabilities with respect to temporary differences of investments in subsidiaries, were not recognized for a value of US $60 million as of December 31. 2018, for the year 2017 this figure amounted to US $61 million.

(d) Tax Credits

As of December 31 2018, the Company’s subsidiaries have tax loss carryforwards of approximately $416,993 ($141,878, 2017) and excess of presumptive income tax of approximately $9,766 ($10,635, 2017), which are available to offset in future taxable income in the relevant jurisdictions, if any, where appropriate. The main tax loss carryforwards, belong to Subsidiaries , are in Colombia for $352,863 ($102,611, 2017), which expier in 2031.

The Company has deferred tax asset corresponding to the aforementioned tax losses for $127,707 ($48,955, 2017). However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

(e) Deferred tax by type of temporary difference

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The differences between the carrying value of assets and liabilities and the tax bases, lead to temporary differences that generate deferred taxes, calculated and registered in the periods December 31, 2018 and December 31, 2017 applying the tax rate for the taxable year in which those temporary differences will be reversed.

Consolidated Statement of Financial Position

	December 31, 2018	December 31, 2017	Variation
Assets (liabilities)
Accounts payable	$88,920	$—	$88,920
Deposits and other assets	(11,481)	(24,379)	12,898
Aircraft maintenance	(3,573)	(43,973)	40,400
Pension liabilities	3,089	(525)	3,614
Provisions	19,037	103,830	(84,793)
Loss carry forwards	603	8,670	(8,067)
Non-monetary ítems	(49,343)	(29,231)	(20,112)
Intangible assets	(8,220)	(11,534)	3,314
Other	(32,896)	(2,703)	(30,193)

Net deferred tax assets / (liabilities)	$6,136	$155	$5,981

The analysis of deferred tax assets and liabilities as of December 31, 2018 and December 31, 2017 is as follows:

Reflected in the statement of financial position as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deferred tax assets	$24,573	$25,969	(1,396)
Deferred tax liabilities	(18,437)	(25,814)	7,377

Deferred tax assets (liabilities) net	$6,136	$155	$5,981

In accordance with paragraph 74 of IAS 12, the Company has compensated the deferred tax assets and liabilities for presentation purposes in the Statement of Financial Position. The impact of this application, in consideration of the quantitative analysis and economic facts involved, does not significantly alter and is not relevant regarding to the Statement of Financial Position.

Reconciliation of deferred tax assets net

	December 31, 2018	December 31, 2017
Opening balance as of January 1,	$155	$(14,507)
Tax income during the period recognized in profit or loss	6,938	15,050
Tax income during the period recognized in other comprehensive income	(40)	(155)
Deferred taxes acquired in business combinations
Exchange differences	(917)	(233)

Closing balance as of December 31	$6,136	$155

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Transfer pricing

The Group’s companies prepared transfer-pricing studies about transactions within and between enterprises under common ownership or control during fiscal year 2017. There were no adjustments to taxable income or deductible expenses that affected the Group, due to these studies. Although the Group is currently working on the transfer pricing studies for 2018, we don’t anticipate any significant changes in contrast with fiscal year 2017.

(g)	Position due to tax uncertainties

For the financial statements as of December 31, 2018 and December 31 2017, has been analyzed the tax positions adopted in the tax statements still subject to review by the Tax Authority, in order to identify uncertainties associated with a difference between such positions and those of the Tax Administration. According to the evaluations compiled, no events have been identified that lead to the recording of additional provisions for this concept.

(32)	Provisions for legal claims

As of December 31, 2018 and 2017, the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Balances at the beginning of the period	$11,720	$18,516
Provisions constituted	2,034	14,491
Provisions reverse	(5,007)	—

Provisions used	(938)	(21,287)

Balances at the end of the period	$7,809	$11,720

Among the provisions for litigation are those related to labor processes (2018: $3,695, 2017: $5,062, consumer protection processes (2018: $1,133, 2017: $1,704) and civil processes (2018: $795, 2017 : $1,857).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of December 31, 2018 and 2017, these contingencies total $123,216 and $119,573, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Legal claims resolved with the aforementioned forms of payment are estimated at $ 56,210 as of December 31, 2018 and $ 26,275 as of December 31, 2017

In accordance with IAS 37, the legal claims that the Group considers to represent a remote risk are not contemplated in the consolidated financial statements.

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

On September 20, 2017, the Colombian Association of Civil Aviators union (“ACDAC”) unilaterally initiated a cease of activities as no agreement had been reached in a labor dispute between the union and Avianca S.A. The cease of profit activities lasted for 51 days and lend to the cancellation of 14,337 flights, approximately 50% of our flights, during that period.

On September 25, 2017, Avianca S.A. filed a lawsuit with the Superior Court of Bogota to declare the illegality of the strike. Such motion was granted by the court on October 6, 2017. Subsequently, ACDAC filed an appeal but such decision was upheld by the Labor Chamber of the Colombian Supreme Court of Justice.

ACDAC submitted an application with the court for additional clarification of the judgment as well as an annulment. However, on February 8, 2018, the Colombian Supreme Courtdenied the motions presented by ACDAC and, therefore, the judge’s decision declaring the strike illegal became final.

On September 28, 2017, by resolution No. 3744 of 2017, the Ministry of Labor convened a compulsory arbitration tribunal, whose awards are comparable to collective bargaining agreements, to settle the differences regarding economic claims between ACDAC and Avianca S.A. The tribunal served Avianca S.A. with the award on December 11, 2017.

Subsequently, Avianca S.A. filed a motion to clarify the terms of the award and another motion for annulment since, the Group believes , the tribunal exceeded its competence by rendering decision beyond the scope of its jurisdiction. On February 8, 2018, the arbitration tribunal accepted such motions and remanded the case before the Labor Chamber of the Colombian Supreme Court of Justice, who is the competent authority to rule on the recourse. On July 18, 2018, the Supreme Court of Justice in its civil court confirmed the decision of illegality of the ACDAC strike.

Current Situation with Oceanair Linhas Aereas S.A.

On December 10th, 2018 Oceanair Linhas Aereas S.A. (See Note 9-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Derived from this event, the Group is currently assessing the potential impacts related to all commercial agreements executed between certain companies of the Group and Oceanair Linhas Aereas S.A., including 4 sublease agreements for the following aircraft: 1 A330, 1 A330F, 2 A319.

The Group has formally requested the termination and redelivery of the aircraft in compliance with the terms and conditions set forth in each of the sublease agreements.

Two subleased aircraft 1 A330 and 1A330 F were already redelivered to Avianca in February and March 2019 and we are currently negotiating the redelivery of the remaining two aircraft 2A319.

In regards to the redelivery of the subleased aircraft, the Group is evaluating the process of reincorporating these aircrafts into the Group operation or eventually its sale to third parties.

As of the issuance of these financial statements, none of these aircraft has been incorporated into the Group fleet.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(33)	Future aircraft leases payments

The Group has 124 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	316,334
Between one and five years	1,117,208
More than five years	963,206

$2,396,748

The Group has 54 aircraft that are under operating leases with an average lease term of 50 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	245,579
Between one and five years	668,403
More than five years	186,711

$1,100,693

The Group has 6 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	10,131
Between one and five years	28,513
More than five years	9,378

$48,022

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2018 the Group had two Airbus A319, one Airbus A330F and one Airbus A330, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	26,442
Between one and five years	52,543
More than five years	20,720

$99,705

On February 2019, the Group signed a termination of the operative leases of one Airbus A330F and one Airbus A330 with OceanAir Linhas Aéreas, S.A. which modifies the future minimum income from these lease agreements as follows:

Aircraft
Less than one year	15,142
Between one and five years	6,493
More than five years	—

$21,635

The amount of recognized payments has expenses during the year is as follows:

	December 2018	December 2017	December 2016
Leases minimum payments	$267,708	$278,772	$314,493

(34)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Options	Delivery
Airbus (Family A320) (1)	111	—	2019-2028
Boeing 787- 8/9 (2)	3	9	2019
Engines (3)	3	—	2019-2020

(1)

On December 2017, the Group signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre delivery payments to Airbus on predetermined dates.

(2)

On September 2017, the Company signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. Additionally, on July 2017 the Company exercised a purchase option of one 787-8 with delivery scheduled in 2018.

(3)	The Group has 3 firm orders with CFM for the acquisition of LEAP-1A engines, whose deliveries are scheduled between 2019 and 2020.

On November 2017, the Company signed two Aircraft Sale and Purchase Agreement between Transasia Airways Corporation and Avianca. Each agreement for 1 A330-300 aircraft with delivery dates January 2018. On January 2018, the Company signed two Aircraft Sale and Purchase Agreement, one between V Air Corporation and Avianca, and other between Transasia Airways Corporation and Avianca. Each agreement for 1 A321-200 aircraft with delivery dates March 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$223,071	$237,970	$205,594	$210,735	$380,559	$1,257,929
Aircraft acquisition commitments	$981,054	$2,123,295	$2,407,313	$2,162,148	$6,831,519	$14,505,329

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt, in March 2019 the Group negotiated cancellation of 17 aircraft and a significant reduction of its scheduled aircraft deliveries in 2019, 2020, 2021 and 2022 and changes some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2019 and 2028.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$31,048	$51,502	$93,211	$222,771	$784,572	$1,183,104
Aircraft acquisition commitments	$14,874	$288,716	$534,304	$135,783	$7,076,164	$8,049,841

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(35)	Dividends

The Group paid dividends during the year ended December 31, 2018 and 2017, based on the retained earnings as of December 31, 2017 and 2016, respectively:

	December 31, 2018	December 31, 2017
Dividend - Ordinary shared	$23,433	$16,942
Dividend - Preferred shared	12,075	8,730

Total	$35,508	$25,672

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 16, 2018, agreed distribution of profits for the year 2017 as dividend to the shareholders of the Group who will be paid the amount of COP$98.6 per share, for a total amount of $35,508. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

The decree of dividends was made with a TRM of COP $ 2,780.47. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

The Board of Directors of Avianca Holdings S.A. at an ordinary session of the General Shareholders Meeting held on March 31, 2017, agreed the project for the distribution of profits for the year 2016 as dividend to the shareholders of the Group who will be paid the amount of COP$77 per share. The dividends declared were paid in two equal installments of COP$38.5 per share, on July 31 and September 30, 2017.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Dividends paid to minority shareholding

During the year ended December 31, 2018, the subsidiaries with minority interest, declared dividends as follows:

	December 31, 2018			December 31, 2017
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1)	$61,500	$143,500	$205,000	$127,001	$296,335	$423,336
Turbo Prop Leasing Corp	596	1,265	1,861	—	—	—
Aerotaxis La Costeña S.A	—	—	—	3,000	6,377	9,377

Total	$62,096	$144,765	$206,861	$130,001	$302,712	$432,713

The dividends received for AVH are eliminated in consolidation process.

(1)	At December 31, 2018 the amount of $6,000 is pending to pay at minority interest.

(36)	Debt covenants

During 2018 and 2017, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2018. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A.

The consolidated financial statements of Avianca Holdings must comply with the following financial covenants:

•	EBITDAR Coverage Ratio: Should be not less than 1.75 to 1.0.

•	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of December 31, 2018, and the reporting periods are the quarters ending in March, June, September and December.

•	Coverage Ratio: Should not be less than 1.5 to 1.0 at the end of each reporting period.

•

Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the relevant testing date in respect of the period ending December 31, 2018. Relevant testing date means the date on which the Avianca Holdings S.A. and subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	EBITDA Margin: At the end of each period the EBITDA margin shall not be less than 0%. The reporting periods are the quarters ending in March, June, September and December.

Avianca S.A.

The issuance of bonds in the local Colombia Capital Market requires de compliance with the following financial covenants:

•	Debt Service: should be greater than or equal to 1.4 at the end of each reporting period

•	Leverage ratio: should be less than or equal than or equal to 4.5 at the end of each reporting period.

The reporting periods are the semesters ending in June and December, and these covenants are measured at the Avianca S.A. level.

Although a breach in these covenants has no consequences in terms of acceleration of debt, it would impose restrictions on additional indebtedness that Aerovías del Continente Americano Avianca S.A., can take outside of fleet financing and ground support equipment. Avianca S.A. had restriction to declared dividends.

Lifemiles Ltd. & Subsidiaries

Covenants as of December 31, 2018 and 2017 include maintenance of a Total Leverage Ratio (as defined in the Credit Agreement) below 4.50:1.00 for the first year and 4.00:1.00 thereafter, certain restrictions on distribution of dividends and incurrence of certain types of investments, among others. As of December 31, 2018 and 2017 the Company was in compliance with all its loan covenants.

Other Covenants

The United Loan is subject to certain affirmative and negative covenants, including, among others, the financial covenants that are expressly calculated by reference to the financial position of Avianca.

Management were not involved in the final measurement of these covenants and the role was limited to Avianca Holdings’ providing to BRW the information requested by BRW.

•

Leverage ratio – calculated by dividing Avianca Holdings’ adjusted net debt by Avianca Holdings’ adjusted EBITDAR, the required covenant level of which would currently be 5.9:1 when measured through to September 30, 2019.

•

Minimum liquidity covenant – calculated based on Avianca Holdings’ unrestricted cash, the required covenant level of which would currently be $400 million (that is, through to the first anniversary of the funding date under the United Loan), unless certain grace period provisions are complied with by BRW so as to temporarily reduce the minimum liquidity level to $300 million. Avianca Holdings has been made aware by its shareholder BRW that the minimum liquidity covenant has been waived down to compliance at $300 million.

•

Covenant debt provision – calculated by taking Avianca Holdings’ adjusted debt and subtracting the lesser of its unrestricted cash and $200 million, which must not exceed $5.88 billion as of December 31, 2018 and $5.71 billion as of December 31, 2019, among other thresholds.

•

Capital expenditures – requirement that cumulative Avianca Holdings’ capital expenditures not exceed specified amounts at certain points in time (including $659 million in the year ended December 31, 2018 and $1,245 million in the year ended December 31, 2019, among other thresholds.

•	Collateral Coverage Ratio – this covenant depends on the compliance of BRW on achieving certain coverage percentages at certain point in time, throughout the lifetime of the loan agreement

A breach of above-referenced covenants or other obligations under the United loan could constitute an event of default for Avianca Holdings SA. As mentioned in note 2f, BRW informed Avianca Holdings SA of its non compliance under the Collateral Coverage Ratio on April 10, 2019. As referenced in note 38 of the financial statements Avianca Holdings SA has obtained an amended credit and guaranty agreement as well as an acknowledgment by Banco de Bogota, which solve the non compliance of the company under the Banco de Bogota loan for the December 31, 2018.

As Avianca Holdings and its subsidiaries are not party to the United Loan and are not obligors thereunder, any default by BRW under this loan does not per se constitute an event of default in respect of indebtedness owed by Avianca Holdings or any of its subsidiaries. All of the covenants under the financing documents of Avianca Holdings calculated by reference to our results of operations are complied with or non-compliance has been waived through to May 28, 2019.

(37)	Relevant Information

Commercial and Strategic Partnership Avianca, United y Copa Airlines

On November 29, 2018, Avianca Holdings’ airlines (Avianca) entered into a revenue-sharing joint business agreement with United Airlines, Inc. (“United”), a wholly-owned subsidiary of United Continental Holdings, Inc., Compañía Panameña de Aviación, S.A. (“Copa”) and several respective affiliates. This long-term revenue sharing arrangement among United, Avianca and Copa covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Avianca Holdings’ airlines (Avianca) that entered into a revenue-sharing joint business agreement are:

•	Aerovías del Continente Americano S.A

•	Taca International Airlines, S.A.

•	Avianca Perú S.A.

•	Avianca Costa Rica S.A.

•	Avianca Guatemala S.A.

•	Servicios Aéreos Nacionales S.A.

•	Isleña de Inversiones S.A.

•	Aerotaxis la Costeña S.A

Allowing the carriers to serve customers as if they were a single airline is expected to enable the companies to better align their frequent flyer programs, coordinate flight schedules and improve airport facilities

By integrating their route networks between United States and the Latin American countries under the joint business agreement (“JBA”), Avianca, together with United and Copa, plan to offer important benefits for travelers, including:

•	Joint service between the companies so that customers may travel with more than 12,000 connection options,

•	New nonstop routes,

•	Additional flights on existing routes and,

•	Reduced travel times.

The arrangement is subject to regulatory approval in the United States and several jurisdictions in Central and South America.

(38)	Subsequent Events

•

On March 15, 2019, the Group announced the reschedule the delivery of 35 A320neo aircraft currently scheduled to be delivered between 2020 and 2022. Avianca has also cancelled the delivery of another 17 A320neo aircraft associated with the purchase order signed in 2015. The revised Airbus A320 family delivery schedule is as follows:

	2019	2020	2021	2022	2023-2028	Total
Original Order	5	20	23	20	60	128
Deferred Aircraft	(2)	(14)	(19)	(16)	51	—
Canceled Aircraft	—	—	—	—	(17)	(17)

Adjusted Order	3	6	4	4	94	111

This agreement will reduce Avianca’s fleet CapEx needs by more than $350 million over the next three years and reduces financial commitments for the 2020-2022 period by more than $2.6 billion. The updated delivery schedule decreases the speed at which new aircraft are incorporated into Avianca’s operating fleet, enabling the Company to strengthen its cash position and reduce leverage. See more information on Note 34-Acquisition of aircraft.

Sale Agreement of Aerotaxis La Costeña and Turboprop Leasing Co.

On April 23, 2019, our subsidiaries Taca and NICA entered into an agreement to sell all of Taca’s 68% interest in Turboprop Leasing Company Ltd. and all of NICA’s 68% interest in Aerotaxis La Costeña S.A. to Regional Airline Holding LLC, a third-party purchaser. Completion of the sale is subject to the satisfaction of certain conditions precedent. The purchase price is payable in a fixed amount of $11.7 million and in variable earn-out consideration of up to $3.8 million. The sale agreement is subject to customary representations and indemnities, among other provisions, and the purchase price payable includes an element of earn-out consideration.

Covenant of United Loan

As described in note 2, on April 10, 2019, on a conference call with representatives of BRW and United, such representatives informed Avianca Holdings that BRW was not in compliance with the collateral coverage ratio covenant under the United Loan and that no waiver was in place for such non-compliance, constituting a subsequent event for Avianca Holdings. However, any in compliance of BRW has not resulted in an enforcement of the share pledge of United and its collateral agent.

On April 22, 2019 BRW affirmed that it was breaching the collateral coverage ratio on December 31 2018.

Per our analysis and assessment of this situation, Avianca Holdings has identified a situation that could have effected our consolidated financial statements as of and for the year ended December 31, 2018, due to the potential change of control under the Banco de Bogota loan that would have required Avianca Holdings to reclassify the totality ($ 245 million) of the loan as a short term liability.

On April 23, 2019, the board of directors of Banco de Bogota amended the credit and guaranty agreement and acknowledge and agree that:

•	from the date of the Credit Agreement (June 16, 2015) and the Pledge (November 29, 2018) through to the date of this Letter (April 23, 2019), no Change of Control has occurred; and

•

unless and until any enforcement action is taken under the terms of the Pledge, neither United Loan nor any Pledge (nor any circumstance or action existing or taken in connection therewith) shall constitute a Change of Control.

Further Banco de Bogota agreed to include United Airlines as a permitted beneficial owner of Avianca Holdings.     As such, there is no change of control under the Banco de Bogota Loan and, as a consequence, there is no default under the Banco de Bogota Loan.

****