Form 20-F
period 2019-12-31
Avianca Holdings S.A.
filed 2020-06-11
CIK 1575969

As filed with the Securities and Exchange Commission on June 10, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Arias, Fábrega & Fábrega, P.H. ARIFA, Floors 9 and 10, West Boulevard, Santa María Business District

Panama City, Republic of Panama

(+507) 205-6000

(Address of principal executive offices)

Luca Pfeifer

Tel: (57+1) 587 77 00 ext. 7575 • Fax: (57+1) 423 55 00 ext. 2544/2474

Address: Avenida Calle 26 # 59 – 15 P5, Bogotá, Colombia

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 8 preferred shares, with a par value of $0.125 per preferred share	AVH	N/A*

*	The New York Stock Exchange filed Form 25 with the U.S. Securities and Exchange Commission on May 27, 2020 in order to delist the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019:

Common Shares — 660,800,003

Preferred Shares — 340,507,917 (includes 4,320,632 preferred shares held on behalf of the registrant)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

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

EXPLANATORY NOTE

On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). We refer to these proceedings in this annual report as our “Chapter 11 proceedings.” LifeMiles, our loyalty program, is administered by a separate company and is not part of our Chapter 11 proceedings. As of the date of this annual report, our subsidiary Avianca Peru S.A. has initiated a voluntary dissolution and liquidation process.

The information in this annual report is presented as of December 31, 2019, unless expressly stated otherwise, and is subject to and qualified in its entirety by our Chapter 11 proceedings and developments related thereto.

RELIANCE ON SEC ORDER TO EXTEND FILING DEADLINE

As disclosed in our report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2020, we have relied on the SEC’s order dated March 25, 2020 (Release No. 34-88465) regarding an extension to file certain reports due to circumstances relating to the spread of a new strain of coronavirus (“COVID-19”).

The airline industry has been among the sectors of the global economy most affected by the spread of COVID-19 and related government measures, which have resulted in unprecedented challenges for us. Our management has since the second half of March 2020 been focused primarily on addressing the unprecedented challenges that the COVID-19 pandemic has created for our business and employees. Consequently, this situation resulted in a delay in our completion of this annual report on Form 20-F.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and “Avianca Holdings” to refer to Avianca Holdings S.A., together with its subsidiaries, except where the context requires otherwise.

IFRS Financial Statements

This annual report includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS. Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars.

Change in Accountants

On February 21, 2018, our board of directors approved the appointment of KPMG S.A.S. as our external auditor as of May 1, 2018. Our consolidated financial statements as of and for the years ended December 31, 2019 and 2018 have been audited by KPMG S.A.S., independent auditors, as stated in their report included in this annual report. Our consolidated financial statements as of and for the year ended December 31, 2017, included in this annual report, have been audited by Ernst & Young Audit S.A.S., independent auditors.

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

We have converted certain U.S. dollar amounts presented in this annual report from Colombian peso amounts solely for the convenience of the reader. We make no representation that the peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Colombian pesos at the rates shown in this annual report or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Colombian pesos. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date.

The rates set forth in this annual report for conversion of Colombian pesos into U.S. dollars are the rates as of December 31, 2019 published by the Colombian Central Bank (Banco de la República) (“Colombian Central Bank”), as reported by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) (“SFC”).

As of December 31, 2019, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 3,277.14 per $1.00. As of May 31, 2020, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 3,718.82 per $1.00, which represents a depreciation of 13.5% of the Colombian peso against the U.S. dollar in the first five months of 2020. See “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

Certain Non-IFRS Financial Measures

This annual report includes certain references to the non-IFRS measures of Adjusted EBITDA and Adjusted EBITDA margin.

We calculate Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) as consolidated net profit for the year plus the sum of income tax expense, depreciation and amortization and impairment, less interest expense, interest income, derivative instruments and foreign exchange, net. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by total operating revenue. We present Adjusted EBITDA and Adjusted EBITDA Margin because we believe these are useful indicators of our operating performance and are useful in comparing our operating performance with other companies. However, Adjusted EBITDA and Adjusted EBITDA Margin are not measures under IFRS and should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of our profitability. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA and Adjusted EBITDA margin, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors. See “Item 3. Key Information—A. Selected Financial Data” for a reconciliation of Adjusted EBITDA to net profit.

Rounding

Certain figures included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of rounded figures but on the basis of amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

MARKET DATA

This annual report contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American air transportation market. This information derives from a variety of sources, including the Colombian Civil Aviation Authority (Unidad Administrativa Especial de Aeronáutica Civil) (“CCAA”), the Civil Aviation Authority of El Salvador (Autoridad de Aviación Civil) (“AAC”), the Civil Aviation Authority of Costa Rica (Dirección General de Aviación Civil), the Peruvian Civil Aviation Authority (Dirección General de Aviación Civil) (“Peruvian DGAC”), the Ecuadorian Civil Aviation Authority (Dirección General de Aviación Civil) (“Ecuadorian DGAC”), the International Air Transport Association (“IATA”), the Latin American and Caribbean Air Transport Association (“ALTA”) and other third-party sources, governmental agencies or industry or general publications.

Information for which no source is cited has been prepared by us on the basis of our knowledge of Latin American airline markets and other information available to us. The methodologies and terminologies used by different sources are not always consistent, and data from different sources are not readily comparable. In addition, other sources use methodologies that are not identical to ours and may produce results that differ from our own estimates. Although we have not independently verified the information contained in this annual report concerning competitive positions, market shares, market sizes, market growth or other similar data that is based upon third-party sources or industry or general publications, we consider these sources and publications to be generally reliable.

CERTAIN TERMS

This annual report contains the following terms relating to us and to our business and operating performance, several of which are commonly used in the airline industry:

“Aircraft utilization” represents the average number of block hours operated per day per aircraft for an aircraft fleet.

“Amended and Restated Joint Action Agreement” means the agreement dated as of November 29, 2018 by and between Avianca Holdings S.A., Kingsland, BRW, United and Synergy.

“Available seat kilometers,” or ASKs, represents aircraft seating capacity multiplied by the number of kilometers the seats are flown.

“Available ton kilometers,” or ATKs, represents cargo ton capacity multiplied by the number of kilometers the cargo is flown.

“Avianca” means Aerovías del Continente Americano – Avianca S.A.

“Avianca Costa Rica” means Avianca Costa Rica S.A., formerly named Líneas Aéreas Costarricenses, S.A.

“Avianca Ecuador” means Avianca Ecuador S.A., formerly named Aerolíneas Galápagos S.A. – Aerogal.

“Avianca Holdings” means Avianca Holdings S.A.

“Avianca Leasing” means Avianca Leasing, LLC.

“Avianca Peru” means Avianca Peru S.A., formerly named Trans American Airlines S.A. As of the date of this annual report, Avianca Peru has initiated a voluntary dissolution and liquidation process. For more information, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Dissolution and Liquidation of Avianca Peru.”

“Block hours” means the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

“BRW” means BRW Aviation LLC, a Delaware limited liability company and wholly owned subsidiary of Synergy, that as of the date of this annual report holds 515,999,999, or 78.1% of our voting common shares, which represents 51.5% of our total outstanding shares. BRW is owned by BRW Aviation Holding LLC (“BRW Holding”), which is owned by Synergy, a company indirectly controlled by Mr. José Efromovich and his brother Mr. Germán Efromovich.

“CASK” represents operating expenses divided by ASKs.

“CASK excluding fuel” represents operating expenses less fuel expenses divided by ASKs.

“Code share alliance” means our code share agreements with other airlines with which we have business arrangements to share the same flight. A seat can be purchased on one airline but is actually operated by a cooperating airline under a different flight number or code. The term “code” means the identifier used in flight schedules, generally the two-character IATA airline designator code and flight number. Code share alliances allow greater access to cities through a given airline’s network without the need to offer extra flights and makes connections simpler by allowing single bookings across multiple planes.

“Copa” means Compañía Panameña de Aviación, S.A., including, as applicable, certain of its subsidiaries and affiliates relevant in the context of the United Copa Transaction.

“Cost per available seat kilometer,” or CASK, represents operating expenses divided by ASKs.

“ECA” means export credit agency.

“ECA financing” means a financing provided or guaranteed by any ECA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“IFRS” means the International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto, as in effect from time to time.

“Independent Third Party” means the person that United and BRW identify and select, after consultation with Kingsland and as soon as reasonably practicable after the date of execution of the Amended and Restated Joint Action Agreement, to exercise certain rights that have been delegated by Kingsland in relation to the Amended and Restated Joint Action Agreement and the Company’s charter (pacto social), including the right to vote Kingsland’s shares, the right to approve certain strategic and operational transactions and any other rights afforded to shareholders generally under the Amended and Restated Joint Action Agreement and the Company charter, except for, among others, Kingsland’s rights in connection with the composition of Avianca Holdings’ board of directors, Kingsland’s tag-along rights as specified in the Amended and Restated Joint Action Agreement and all statutory rights afforded to Kingsland as a shareholder of Avianca Holdings under certain rules of Panamanian law. Until election of such Independent Third Party by United and BRW, the Independent Third Party is Kingsland. As of the date of this annual report, the Independent Third Party has not been appointed by United and BRW. For more information, see “Exhibit 2.3.17—Amended and Restated Joint Action Agreement” and “Exhibit 2.47—Share Rights Agreement.”

“Joint Action Agreement” means the agreement dated September 11, 2013, as amended March 24, 2015, between Avianca Holdings, Kingsland and Synergy.

“Joint Business Agreement” means the agreement dated November 29, 2018 by and between certain members of the Avianca Holdings group, United, Copa and Aerorepublica, S.A.

“Kingsland” means Kingsland Holdings Limited, a company incorporated under the laws of the Commonwealth of the Bahamas, which is indirectly wholly owned by the Atlantis Trust. Mr. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized and is calculated by dividing revenue passenger kilometers by ASKs, unless stated otherwise.

“NICA” means Nicaraguense de Avíacíón S.A.

“Operating revenue per available seat kilometer,” or RASK, represents operating revenue divided by ASKs.

“Passenger operating revenue per available seat kilometer,” or PRASK, represents passenger operating revenue divided by ASKs.

“Revenue passenger kilometers,” or RPKs, represent the number of kilometers flown by revenue passengers.

“Revenue passengers” represents the total number of paying passengers (which do not include passengers redeeming LifeMiles (previously named AviancaPlus or Distancia) frequent flyer miles or other travel awards) flown on all flight segments (with each connecting segment being considered a separate flight segment).

“Revenue ton kilometers,” or RTKs, represents the total cargo tonnage uplifted multiplied by the number of kilometers the cargo is flown.

“Share Rights Agreement” means the agreement dated as of November 29, 2018 by and between Avianca Holdings, Kingsland, BRW and United.

“Synergy” means Synergy Aerospace Corp, indirectly controlled by Mr. José Efromovich and his brother Mr. Germán Efromovich, and which is the indirect controlling shareholder of BRW.

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

v

“United Approval Notice” means a notice given by United pursuant to the Share Rights Agreement, pursuant to which United notifies the other parties to the Share Rights Agreement that (i) United has determined that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without this exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (ii) United is otherwise prepared to exercise any or all of such rights.

“United Copa Transaction” means the three-way joint business arrangement between Avianca, United and Copa signed on November 29, 2018 to effect a strategic and commercial partnership among the airlines covering routes between the United States and Central and South America (excluding Brazil), which, as of the date of this annual report, remains subject to antitrust approval.

“United Loan” means the loan agreement dated as of November 29, 2018 between BRW Aviation LLC, as borrower, BRW Holding, as guarantor, United, as lender, and Wilmington Trust, National Association (“Wilmington Trust”), as administrative and collateral agent.

“Yield” represents the average amount one passenger pays to fly one kilometer, or passenger revenue divided by RPKs, unless stated otherwise.

FORWARD LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 4. Information on the Company—B. Business Overview,” “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” Our estimates and forward-looking statements are mainly based on our expectations as of the date of this annual report and estimates on events and trends that affect or may affect our business, financial condition, results of operations, liquidity and prospects. They are made considering information currently available to us and are not guarantees of future performance. Although we believe that these estimates and forward-looking statements are based upon assumptions that we believe to be reasonable in all material respects, they are subject to several risks, uncertainties and assumptions.

Our estimates and forward-looking statements may be affected by the following factors, among others:

•	developments relating to our Chapter 11 proceedings and our ability to effectively implement a reorganization plan;

•	general economic, political and business conditions in our core markets of Colombia, Peru, Ecuador and Central America and the other geographic markets we serve;

•	developments relating to the spread of COVID-19 and government measures to address it;

•	our ability to develop financing structures with the governments of the key markets in which we operate;

•	our level of debt and other fixed obligations and our ability to meet our payment obligations and to comply with the covenants set forth in our financing agreements;

•	our ability to obtain financing and the terms of such financing, including our ability to refinance existing indebtedness;

•	any change in our controlling shareholders and any consequences of such change in control, including under our financing and other material agreements;

•	our ability to successfully implement our strategy, including our ability to increase operating efficiency, reduce costs and increase our operating margin;

•	demand for passenger and cargo air services in the markets in which we operate;

•	competitive pressures on pricing;

•	our capital expenditures;

•	changes in the regulatory environment in which we operate;

•	fluctuations of crude oil prices and its effect on fuel costs;

•	changes in labor costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	terrorist attacks and the possibility or fear of such attacks affecting the airline industry;

•	threats or outbreaks of diseases or natural disasters affecting traveling behavior and imports or exports;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft; and

•	the risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The words “believe,” “may,” “should,” “would,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect,” “plan” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, strategies for reducing costs and increasing operational efficiency, potential selected growth opportunities, the effects of regulation and the effects of competition. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur or come into existence and forward-looking statements are not guarantees of future performance. Considering these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present selected consolidated financial and operating information as of the dates and for the periods indicated. The selected consolidated financial information derives from our audited consolidated financial statements. You should read this information together with our audited consolidated financial statements, and related notes thereto, included elsewhere in this annual report, “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2019	2018	2017	2016	2015
	(in $ millions)
Consolidated Balance Sheet Data
Assets
Current assets:
Cash and cash equivalents	342.5	273.1	509.0	375.8	479.4
Restricted cash	—	4.8	5.5	5.4	5.4
Short-term investments	55.4	59.8	—	—	—
Trade and other receivables net of expected credit losses	233.7	288.2	226.0	313.9	279.6
Accounts receivable from related parties	3.4	6.3	17.2	19.3	23.1
Current tax assets	198.7	231.9	114.4	—	—
Expendable spare parts and supplies, net of provision for obsolescence	88.3	90.4	97.2	82.4	68.8
Prepaid expenses	69.0	99.9	99.7	59.7	45.7
Deposits and other assets	39.2	29.9	202.0	160.1	130.7

	1,030.2	1,084.3	1,271.0	1,016.6	1,032.7
Assets held for sale	681.1	31.6	—	—	3.3

Total current assets	1,711.3	1,115.9	1,271.0	1,016.6	1,036.0

Non-current assets:
Available-for-sale securities	—	—	—	0.1	0.8
Deposits and other assets	54.1	115.6	116.4	174.0	246.5
Trade and other receivables net of expected credit losses	22.5	35.5	4.1	92.0	59.7
Non-current tax assets	—	—	136.3	—	—
Intangible assets and goodwill, net	505.5	513.8	426.6	412.9	413.8
Deferred tax assets	27.2	24.6	26.0	5.8	5.8
Property and equipment, net	4,953.3	5,313.3	4,881.0	4,649.9	4,599.3

Total non-current assets	5,562.6	6,002.8	5,590.4	5,443.7	5,325.9

Total assets	7,273.9	7,118.7	6,861.4	6,351.3	6,361.9

	As of December 31,
	2019	2018	2017	2016	2015
	(in $ millions)
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	872.0	626.7	572.1	406.7	412.9
Accounts payable	530.6	664.3	495.0	493.1	480.6
Accounts payable to related parties	3.7	2.8	7.2	9.1	9.4
Accrued expenses	87.6	108.7	186.7	138.8	118.2
Current tax liabilities	26.4	26.7	31.9	—	—
Provisions for legal claims	20.3	7.8	11.7	18.5	13.4
Provisions for return conditions	22.0	2.5	19.1	53.1	52.6
Employee benefits	148.7	125.1	38.7	39.6	32.9
Air traffic liability	337.4	424.6	454.0	521.2	433.6
Frequent flyer deferred revenue	187.9	186.4	85.2	—	—
Other liabilities	5.1	3.9	9.4	11.1	12.7

	2,241.7	2,179.5	1,911.0	1,691.2	1,566.3

Liabilities associated with the assets held for sale	490.5	—	—	—	—

Total current liabilities	2,732.2	2,179.5	1,911.0	1,691.2	1,566.3

Non-current liabilities:
Long-term debt	3,984.3	3,380.8	3,180.0	2,867.5	3,060.1
Accounts payable	11.9	7.1	5.1	2.7	3.6
Provisions for return conditions	122.4	127.7	144.1	120.8	109.2
Employee benefits	118.3	110.1	135.6	115.6	127.7
Deferred tax liabilities	18.5	18.4	25.8	20.4	13.5
Frequent flyer deferred revenue	229.7	234.3	104.8	98.1	93.5
Other liabilities non-current	51.5	68.2	15.3	14.7	15.3

Total non-current liabilities	4,536.6	3,946.6	3,610.7	3,239.8	3,429.9

Total liabilities	7,268.8	6,126.1	5,521.7	4,931.0	4,989.2

Equity:
Common stock	82.6	82.6	82.6	82.6	82.6
Preferred stock	42.0	42.0	42.0	42.0	42.0
Additional paid-in capital on common stock	234.6	234.6	234.6	234.6	234.6
Additional paid-in capital on preferred stock	469.3	469.3	469.3	469.3	469.3
Retained (losses) earnings	(543.1)	386.1	588.0	565.1	553.7
Other comprehensive loss	(78.1)	(44.1)	(0.8)	6.9	(28.1)

Total equity attributable to the Company	207.3	1,170.5	1,415.7	1,400.5	1,354.1
Non-controlling interest	(202.2)	(177.9)	(76.0)	19.8	18.6

Total equity	5.1	992.6	1,339.7	1,420.3	1,372.7

Total liabilities and equity	7,273.9	7,118.7	6,861.4	6,351.3	6,361.9

			For the year ended December 31,
	2019	2018	2017	2016	2015
	(in $ millions, except earnings and dividends per share / ADS data)
Consolidated Income Statement Data
Operating revenue:
Passenger	3,904.8	4,074.4	3,550.2	3,285.2	3,458.0
Cargo and other	716.7	816.4	891.5	853.1	903.3

Total operating revenue	4,621.5	4,890.8	4,441.7	4,138.3	4,361.3

Operating expenses:
Flight operations	75.7	153.6	92.5	58.4	58.1
Aircraft fuel	1,204.1	1,213.4	923.5	785.3	1,006.8
Ground operations	478.0	474.8	450.2	426.2	412.4
Rentals	11.8	267.7	278.8	314.5	317.5
Passenger services	176.4	188.7	166.9	151.7	149.3
Maintenance and repairs	257.6	206.5	280.5	260.7	309.7
Air traffic	279.0	269.6	242.6	219.0	203.0
Selling expenses	500.2	530.9	515.1	545.3	612.8
Fees and other expenses	411.6	203.3	177.9	187.6	176.2
Salaries, wages and benefits	717.3	760.8	706.8	661.7	666.1
Depreciation and amortization	593.4	350.5	313.4	269.5	230.7
Impairment	470.7	38.9	—	—	—

Total operating expenses	5,175.8	4,658.7	4,148.0	3,879.9	4,142.5

Operating (loss) profit	(554.3)	232.1	293.6	258.5	218.8
Interest expense	(299.9)	(212.3)	(183.3)	(172.6)	(169.4)
Interest income	9.0	10.1	13.5	13.1	19.0
Derivative instruments	(2.1)	(0.3)	(2.5)	3.3	0.6
Foreign exchange, net	(24.2)	(9.2)	(20.2)	(23.9)	(177.5)
Equity method profit	1.5	0.9	1.0	—	—
Profit (loss) before income tax	(870.0)	21.4	102.1	78.3	(108.5)
Total income tax expense	(24.0)	(20.2)	(20.1)	(34.1)	(31.0)
Net (loss) profit for the year	(894.0)	1.1	82.0	44.2	(139.5)
Earnings and dividends per share / ADS:
Net (loss) profit attributable to equity holders of the parent	(913.7)	(24.8)	48.2	17.0	(155.4)
Net profit attributable to non-controlling interest	19.7	25.9	33.8	27.2	15.9
Basic and diluted (loss) earnings per share (common and preferred)	(0.92)	(0.025)	0.05	0.04	(0.14)
Basic and diluted (loss) earnings per ADS	(7.3)	(0.20)	0.40	0.32	(1.12)
Common and preferred share dividends per share (COP/$)	50 / 0.02	98.6 / 0.04	77.0 / 0.03	50 / 0.02	198.5 / 0.07
Common shares at period end	660,800,003	660,800,003	660,800,003	660.800,003	60,800,003
Preferred shares at period end	336,187,285	336,187,285	336,187,285	336,187,285	336,187,285
Weighted average of common shares used in computing earnings per share (thousands)	660,800	660,800	660,800	660,800	660,800
Weighted average of preferred shares used in computing earnings per share (thousands)	336,187	336,187	336,187	336,187	336,187

	As of December 31,
	2019	2018	2017	2016	2015
	(in $ millions)
Cash Flow Data
Net (loss) profit for the period	(894.0)	1.1	82.0	44.2	(139.5)
Net cash provided by operating activities	448.3	703.1	527.3	568.0	363.0
Net cash (used in) investing activities	(8.5)	(493.8)	(206.0)	(118.4)	(330.5)
Net cash (used in) provided by financing activities	(365.1)	(426.2)	(195.6)	(550.5)	18.1
Cash and cash equivalents at end of the period	342.5	273.1	509.0	375.8	479.4

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(in $ millions)
Other Financial Data
Adjusted EBITDA(1)	511.3	622.4	608.0	459.7	387.5
Total operating revenue	4,621.5	4,890.8	4,441.7	4,138.3	4,361.3
Operating margin(2)	(12.0)%	4.7%	6.6%	6.2%	5.0%
Adjusted EBITDA margin(3)	11.1%	12.7%	13.7%	20.4%	17.6%

(1)

We calculate Adjusted EBITDA as consolidated net profit for the year plus the sum of income tax expense, depreciation and amortization and impairment, less interest expense, interest income, derivative instruments and foreign exchange, net. Our calculation of Adjusted EBITDA may not be comparable to other companies’ similarly titled measures.

(2)	We calculate operating margin as operating (loss) profit divided by total operating revenue.
(3)	We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by total operating revenue.

The following table presents a reconciliation of our net profit to Adjusted EBITDA for the specified periods:

	2019	2018	2017	2016	2015
Net (loss) profit for the year	(894.0)	1.1	82.0	44.2	(139.5)
+ Income tax expense	24.0	20.2	20.1	(34.1)	(31.0)
+ Depreciation and amortization	593.4	350.5	313.4	269.5	230.7
+ Impairment	470.7	38.9	—	—	—
(-) Interest expense	(299.9)	(212.3)	(183.3)	(172.6)	(169.4)
(-) Interest income	9.0	10.1	13.5	13.1	19.0
(-) Derivative instruments	(2.2)	(0.3)	(2.5)	3.3	0.6
(-) Foreign exchange, net	(24.2)	(9.2)	(20.2)	(23.9)	(177.5)
Adjusted EBITDA	511.3	622.4	608.0	459.7	387.5

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(as indicated below)
Other data(1)(2)
Total passengers carried (in thousands)	30,538	30,628	29,459	29,480	28,290
Revenue passengers carried (in thousands)	29,580	29,674	28,574	28,578	27,378
RPKs (in millions)	44,460	44,267	40,243	38,233	35,478

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(as indicated below)
ASK (in millions)	54,410	53,310	48,401	47,145	44,513
Load factor	81.7%	83.0%	83.1%	81.1%	79.7%
Block hours	585,804	588,902	562,431	571,820	547,859
Aircraft utilization	10.1	9.7	9.9	10.3	10.1
Average one-way passenger fare ($)	132.0	137.3	124.2	115.0	126.3
Yield	8.8	9.2	8.8	8.6	9.7
PRASK	7.2	7.6	7.3	7.0	7.8
RASK	8.5	9.2	9.2	8.8	9.8

CASK	9.5	8.7	8.6	8.2	9.3
CASK excluding fuel	7.3	6.5	6.7	6.6	7.0
RTK (in millions)	1,578	1,409	1,420	1,291	1,259
ATK (in millions)	2,732	2,460	2,489	2,346	2,152
Gallons of fuel consumed (in thousands)	538,990	518,248	483,512	481,803	461,268
Average price of jet fuel into plane (net of hedge) ($/gallon)	2.23	2.34	1.91	1.63	2.18
Average stage length (kilometers)(3)	1,202	1,129	1,069	1,019	1,002
On-time domestic performance(4)	75.9%	67.1%	69.9%	77.4%	83.5%
On-time international performance(5)	82.9%	77.2%	81.1%	83.1%	85.7%
Completion rate(6)	98.4%	97.3%	95.2%	98.1%	98.5%
Technical dispatch reliability(7)	99.6%	99.5%	99.5%	99.5%	99.5%
Departures(8)	280,466	293,307	291,013	304,827	299,192
Average daily departures	768	804	797	835	820
Airports served at period end	76	78	106	106	104
Routes served at period end	139	134	171	170	179
Direct sales as % of total sales(9)	35.9%	33.8%	33.4%	33.7%	34.1%

Revenue per full-time employee plus cooperative members ($ thousands)	221	224	176	196	206
Full-time employees and cooperative members at period end	16,707	18,338	18,641	20,449	20,485
Other full-time employees (2019 includes SAI, Aerounión and LatinCo; 2018 includes La Costeña and Getcom)	4,158	2,901	5,907	—	—
Total employees (headcount)	20,865	21,861	25,306	21,061	21,145

(1)

Operating data does not include cargo operations, except for block hours, departures, average daily aircraft utilization, gallons of fuel consumed, average price of jet fuel into plane (net of hedge), full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members, RTK and ATK.

(2)

Operating data does not include regional operations in Central America, except for airports served at period end, full-time employees and cooperative members at period end, revenue per full-time employee plus cooperative members.

(3)	The average number of kilometers flown per flight does not include freight operations.
(4)	Percentage of domestic scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa Airlines operation.
(5)	Percentage of international scheduled flights that arrive at the gate within 15 minutes of the scheduled arrival. Does not include Sansa Airlines operation.
(6)	Percentage of scheduled flights that arrive at the destination gate (other than flights cancelled with at least 168 hours’ notice). Does not include Sansa Airlines operation.
(7)	Percentage of scheduled flights that are not delayed at departure more than 15 minutes or cancelled, in each case, due to technical problems.
(8)	Includes passenger and cargo operations.
(9)	Direct sales include sales from our ticket offices, our call centers, direct agents and our website.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the American Depositary Shares (“ADSs”) representing our preferred shares involves a high degree of risk. You should carefully consider the risks described below, as well as other information included in this annual report, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us that we believe as of the date of this annual report may materially affect us.

For purposes of this section, when we state that a risk, uncertainty or problem may, could, would or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our ability to emerge from Chapter 11 proceedings and implement a reorganization plan, as well as on our business, financial condition, results of operations, cash flow, prospects, reputation and/or the trading price of the ADSs, except as otherwise indicated. You should view similar expressions in this section as having similar meanings.

Risks Relating to Our Chapter 11 Proceedings

We are subject to the risks and uncertainties associated with our Chapter 11 proceedings.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include our ability to:

•	confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings;

•

obtain sufficient financing, including for working capital whether from debtor-in-possession financing or otherwise, and emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing;

•	maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers and employees; and

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

We will also be subject to risks relating to, among others:

•	the high costs of bankruptcy proceedings and related fees;

•

the ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or to appoint a Chapter 11 trustee or (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

Because of the many risks and uncertainties associated with a voluntary filing for relief under Chapter 11 and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 proceedings may have on us and there is no certainty as to our ability to continue as a going concern.

Additionally, our Chapter 11 proceedings may require us to seek debtor-in-possession financing to fund operations. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized and the likelihood that we instead will be required to liquidate our assets may be enhanced. Furthermore, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to our plan of reorganization. Even once a plan of reorganization is approved and implemented, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from Chapter 11 proceedings.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization.

To emerge successfully from bankruptcy court protection as a viable entity, we must meet certain statutory requirements with respect to adequacy of disclosure regarding a plan of reorganization, solicit and obtain the requisite acceptances of our plan, demonstrate the feasibility of our plan to the bankruptcy court by a preponderance of the evidence and fulfill other statutory conditions for confirmation of our plan, which have not occurred to date. The confirmation process can be subject to numerous unanticipated potential delays. We cannot assure you that a plan of reorganization will be approved by the bankruptcy court.

The success of any reorganization will depend on approval by the bankruptcy court and the willingness of our creditors to agree to the exchange or modification of their claims as will be outlined in a plan of reorganization, and there can be no guarantee of success with respect to any plan of reorganization. We may receive objections to confirmation of any plan of reorganization from various stakeholders in our Chapter 11 proceedings. We cannot predict the impact that any objection to or third party motion during our Chapter 11 proceedings may have on the bankruptcy court’s decision to confirm a plan of reorganization or our ability to complete a plan of reorganization.

If a plan of reorganization is not confirmed by the bankruptcy court, it is unclear whether we would be able to reorganize our business and what, if any, distributions holders of claims against us, including holders of the ADSs, would ultimately receive with respect to their claims. There can be no assurance as to whether or when we will successfully reorganize and emerge from our Chapter 11 proceedings. If no plan of reorganization can be confirmed, or the bankruptcy court finds that it would be in the best interest of creditors, the bankruptcy court may convert our Chapter 11 proceedings to cases under Chapter 7 of the bankruptcy code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the bankruptcy code.

The pursuit of our Chapter 11 proceedings have consumed, and will continue to consume, a substantial portion of the time and attention of our management, which may adversely affect us, and we may face increased levels of employee attrition.

It is impossible to predict with certainty the amount of time that we could spend in our Chapter 11 proceedings or to assure parties in interest that a plan of reorganization will be confirmed. Our Chapter 11 proceedings may involve additional expense and our management will be required to spend a significant amount of time and effort focusing on the proceedings. This diversion of attention may adversely affect us, particularly if the Chapter 11 proceedings are protracted.

During the pendency of the Chapter 11 proceedings, our employees will face considerable distraction and uncertainty, and we may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could impair our ability to execute our strategy and implement operational initiatives, thereby adversely affecting us.

We have substantial liquidity needs and may not be able to obtain sufficient liquidity to confirm a plan of reorganization and exit our Chapter 11 proceedings successfully.

Although we have taken multiple measures to reduce our expenses and have reduced the scale of our operations significantly, mainly as a result of developments relating to the spread of COVID-19, our business remains capital intensive. In addition to the cash requirements necessary to fund our ongoing operations, we have incurred significant professional fees and other costs in connection with our reorganization and expect that we will continue to incur significant professional fees and costs throughout our Chapter 11 proceedings. There are no assurances that our liquidity is sufficient to allow us to satisfy our obligations related to our Chapter 11 proceedings, to proceed with the confirmation of a Chapter 11 plan of reorganization and to emerge successfully from our Chapter 11 proceedings.

We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs. Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to comply with the terms and conditions of the cash management order entered by the bankruptcy court in connection with our Chapter 11 proceedings, (ii) our ability to maintain adequate cash on hand, (iii) our ability to generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19, (iv) our ability to confirm and consummate a Chapter 11 plan of reorganization and (v) the cost, duration and outcome of the Chapter 11 proceedings.

Any Chapter 11 plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution.

Any plan of reorganization we may implement could affect our capital structure and operation of our business and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a going concern, (iv) our ability to retain key employees and (v) the overall strength and stability of general macroeconomic conditions. In light of the many uncertainties and risks deriving from developments relating to the spread of COVID-19, these factors and their effect on us are highly unpredictable.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections that are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts will be even more speculative than normal because of the many uncertainties we face relating to macroeconomic conditions in the countries in which we operate, depressed demand for air travel and severe travel restrictions imposed by governments, all as a result of developments relating to the spread of COVID-19. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of any plan of reorganization.

Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.

Even if a Chapter 11 plan of reorganization is consummated, we will continue to face a number of risks, including further depressed demand for air travel and challenging economic conditions as a result of developments relating to the spread of COVID-19 or otherwise. Accordingly, we cannot guarantee that a Chapter 11 plan of reorganization will achieve our stated goals and permit us to effectively implement our strategy.

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business after the completion of our Chapter 11 proceedings. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms.

Our Chapter 11 proceedings may adversely affect our ability to maintain important relationships with creditors, customers, suppliers, employees and other personnel and counterparties, which could materially and adversely affect us.

Our Chapter 11 proceedings may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties. Further, public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us. Strains in any of these relationships could materially and adversely affect us.

Risks Relating to Our Business

Developments relating to the outbreak of COVID-19 have already materially and adversely affected, and may further materially and adversely affect, us.

In December 2019, cases of COVID-19 were first reported in Wuhan, China, and the virus has now spread globally. The World Health Organization declared COVID-19 a pandemic and, in March 2020, governments around the world, including those of the United States, Colombia and most Latin American countries, declared states of emergency in their respective jurisdictions and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

Following orders by the governments of Colombia and of other countries in which we operate, we have temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations and cancelled all passenger flights to and within Peru, El Salvador and Ecuador. As a result of these measures, substantially all of our passenger flights have been cancelled and our corresponding fleet has been grounded.

The spread of COVID-19 and the government measures taken to address it have already had a material and adverse effect on the airline industry and on us and have resulted in unprecedented revenue and demand drop as well as overall macroeconomic uncertainty. We cannot foresee or quantify the extent of the impact of COVID-19 on our operational and financial performance, which will depend on developments relating to the spread of the outbreak, the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

For information on the measures we have taken in response to developments relating to the spread of COVID-19, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Developments Relating to COVID-19.”

BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.

On November 9, 2018, under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust, as collateral agent for the benefit of United, 78.1% of our common shares (the “BRW Pledged Shares”), among other assets, as security for BRW’s obligations under the United Loan Agreement. In addition, on November 9, 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, on May 24, 2019, commenced the exercise of remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as the Independent Third Party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the BRW Pledged Shares. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the BRW Pledged Shares), Kingsland assumed voting control over Avianca Holdings. Subsequently, on May 24, 2019, certain members of our board of directors, including José Efromovich and Germán Efromovich, were replaced.

While economic ownership of the BRW Pledged Shares has not been transferred, future enforcement actions may include Kingsland and/or United taking steps to enforce the share pledge and ultimately foreclose on the BRW Pledged Shares, resulting in a sale of Avianca Holdings to a third party. Unless such sale or transfer is made to United or Kingsland, this change of control could constitute an event of default under several of our financing agreements, including material bilateral and multi-lender credit facilities, our senior notes and all of our ECA financings covering a substantial portion of our aircraft fleet, unless a waiver is obtained from the relevant creditors. While we have secured waivers of such change of control events of default relating to certain possible purchasers of our equity from certain of our creditors, there are a number of different definitions of change of control in our financing agreements, and any future determination of whether a change of control has occurred may be a complex assessment and may not be without doubt. In addition, if United forecloses on the BRW Pledged Shares and Avianca Holdings is sold, this may, in certain circumstances, result in the right of Advent International (“Advent”) (a 30% minority investor in LifeMiles) to require Avianca Holdings to purchase Advent’s interest in LifeMiles at a price to be determined pursuant to LifeMiles’ shareholders’ agreement, which would represent a material obligation.

As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings.

Furthermore, any breach of the obligations of Kingsland that are owed to United and secured by the common shares that Kingsland owns may also entitle United to take enforcement action in respect of such shares. We cannot assure you that, as a consequence of these arrangements, our current controlling shareholders will keep their majority stake and/or exclusive voting control in Avianca Holdings. Finally, we cannot assure you that BRW Holding will not regain voting control of the common shares of BRW.

In addition, any change in our or our subsidiaries’ control structure may jeopardize our designated carrier status that permits us to operate in certain countries, which could have a material adverse effect on us. Any change in our control structure may cause corresponding changes in relation to management and control decisions and could alter our shareholders’ objectives in a manner that is not favorable to holders of the ADSs.

If BRW Holding (and, indirectly, Synergy) prevails in its claim against Kingsland and United, and/or repays the amounts due under the United Loan Agreement, it could regain control of our common shares.

On May 28, 2019, Kingsland filed a complaint against BRW and BRW Holding seeking, among other things, to foreclose on the collateral under the United Loan Agreement. On July 29, 2019, BRW and BRW Holding filed a response to such complaint together with a counterclaim seeking, among other things, to dismiss Kingsland’s petitions and to recover its voting rights in Avianca Holdings, including the right to direct the voting of the BRW Pledged Shares. BRW also filed for an injunction impeding the stakeholder loan by United and Kingsland, which injunction was denied. Neither we nor our subsidiaries are party to these claims.

The outcome of the claim between Kingsland and BRW and BRW Holding is, as of the date of this annual report, uncertain. If BRW and BRW Holding were to prevail in their requests, BRW Holding (and, indirectly, Synergy) could regain control of our common shares, including the right to direct the manner in which BRW votes the BRW Pledged Shares. Likewise, BRW Holding could, at any time, repay the amounts due under the United Loan Agreement and recover the ownership of our common shares and its voting rights.

If BRW Holding (and, indirectly, Synergy) recovers its rights to our common shares, it would become our controlling shareholder, with effective voting control, and would likely make significant changes to our board of directors and management. This voting control would give it the power to control certain actions that require shareholder approval under our articles of association, including approval of mergers and other business combinations and changes to our articles of association. This voting control could cause transactions to occur that might not be beneficial holders of the ADSs and could prevent transactions that would be beneficial to holders of the ADSs. In addition, BRW Holding would not be precluded from causing our direct parent company, Synergy, from selling the controlling interest in us to a third party. This could trigger a change of control that could ultimately constitute a default under certain of our financing facilities which could materially and adversely affect us.

The United Copa Transaction is subject to approvals, consents and clearances from regulatory authorities in multiple jurisdictions in North, Central and South America and could be subject to conditions that could prevent or materially affect its consummation and, if approved, we may not extract its full anticipated benefits.

In November 2018, Avianca entered into the United Copa Transaction to enhance our passenger and cargo services between the United States and 19 countries in Latin America. Under the expected partnership terms, we plan to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service in these regions to align frequent flyer programs, coordinate flight schedules and improve airport facilities. There can be no assurances, however, that the United Copa Transaction will be consummated, as it remains, as of the date of this annual report, subject to regulatory approvals, consents and clearances in multiple jurisdictions, which will likely be delayed as a result of developments relating to the COVID-19 outbreak, or that, if consummated, unexpected transaction costs will not arise or that the full expected benefits of the transaction will materialize.

We have experienced recent ratings downgrades.

Major rating agencies, including Fitch Ratings (“Fitch”) and Standard & Poor’s Financial Services LLC (“S&P”), have recently downgraded our credit ratings, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished. In June 2019, Fitch downgraded our credit rating from “B” to “B-” and reduced its outlook from stable to negative; in July 2019, Fitch further downgraded our credit rating to “RD” (restricted default) and removed the negative outlook; in December 2019, Fitch upgraded our credit rating to “CCC+”; and, on April 2, 2020, amid developments relating to the spread of COVID-19, Fitch downgraded our credit rating to “C,” followed by a subsequent downgrade in May 2020, following our filing for Chapter 11 proceedings, to “D.” In July 2019, S&P downgraded our credit rating from “CCC+” to “SD” (selective default); in December 2019, S&P upgraded our credit rating to “B-” with a stable outlook; and, in March 20, 2020, amid developments relating to the spread of COVID-19, S&P downgraded our credit rating to “CCC,” followed by subsequent downgrades in May 2020 to “CCC-” and, following our filing for Chapter 11 proceedings, to “D.” A ratings downgrade may make it difficult for us to refinance our debt and may increase our interest expenses, which could adversely affect us.

We have significant indebtedness, fixed financing and other costs and our debt and lease financing agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.

As of December 31, 2019, we had $5,346.8 million of total debt outstanding and our interest expense in 2019 was $263.3 million. In addition, as of December 31, 2019, we had purchase agreements to acquire 110 aircraft to be delivered between 2020 and 2028. In January 2020, we amended certain of these purchase agreements to postpone aircraft deliveries initially scheduled for between 2020 and 2024 for delivery between 2025 and 2029. We expect to incur additional indebtedness in connection with these purchase obligations.

Our leverage may impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other important needs or to do so on acceptable terms. In addition, we may be required to direct a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs. Our leverage may also increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments and limit our ability to adjust to rapidly changing conditions in the market or the airline industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors that are less leveraged.

Additionally, our debt and lease financing agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us, including limitations on our ability to incur additional debt, create liens and make certain investments. As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings.

We are subject to litigation that could materially and adversely affect us.

We are, and in the future may be, a defendant in various judicial, arbitral and administrative proceedings arising in the ordinary course of our business or on an exceptional basis. These proceedings may relate to civil, tax, labor, social security, regulatory or environmental matters and involve our customers, employees, management or environmental, labor and tax authorities, among others. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to lawsuits, regulatory inquiries and governmental and other legal proceedings is uncertain. Additionally, the possible outcomes or resolutions to these matters could include materially adverse judgments or settlements, either of which could require substantial payments or other significant financial obligations. We cannot assure you that the outcomes of any proceedings will be favorable to us, or that we will have established sufficient reserves for all potential liabilities in connection with these proceedings. Unfavorable decisions or settlements in relation to these proceedings that prevent us from implementing our strategies and business plans, or that involve substantial amounts that have not been adequately provisioned, may materially and adversely affect us.

For more information on the material proceedings to which we are a party, see note 32 to our audited consolidated financial statements as of and for the year ended December 31, 2019, included elsewhere in this annual report.

Any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and sanctions laws could adversely affect us.

We are subject to several anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials with the purpose of obtaining or keeping business and/or other benefits. There can be no assurance that our employees, executives, board members, agents and the companies to which we outsource certain of our business operations, will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies or applicable law, for which we may be ultimately held responsible. Any allegations or investigation relating to such violations may harm our reputation and adversely affect us.

Through our internal processes, we discovered a business practice whereby company employees, which may include members of our senior management, as well as certain members of our board of directors, provided “things of value,” which we currently believe to have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. We commenced an internal investigation and retained outside counsel and a forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable anti-corruption laws. Based on our internal investigation to date, we have improved our policies and implemented additional controls designed to screen the recipients of tickets and to restrict the issuance of free or discounted tickets to government employees. On August 13, 2019, we voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and we are cooperating with both agencies. We also disclosed this investigation to the SFC and the Colombian Office of the Attorney General, and we are cooperating with them. In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices. Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made. As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts. We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendency of Industry and Commerce and the Colombian Office of the Attorney General. We are cooperating with all agencies. Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials. If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us.

In 2019, we became aware that we were subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury as a result of the November 2018 transfer by Synergy of approximately 78% of our voting common shares to BRW, a Delaware limited liability company wholly owned by Synergy. We engaged outside counsel and identified that our regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations may have constituted inadvertent violations of U.S. sanctions laws and regulations, specifically, of the U.S. Cuban Assets Control Regulations (the “CACR”). In September, October and November 2019, we submitted to OFAC a voluntary self-disclosure addressing these potential inadvertent violations. We no longer operate any flights to Cuba, nor do we maintain commercial activities in Cuba or sell any passenger or cargo tickets or other bookings involving Cuba (including via our codeshare and interline partners). We remain in the process of reimbursing certain passengers whose travel to Havana was canceled as a result of these measures. Furthermore, we have revised our loyalty processes and implemented action plans to block calls, freeze members’ accounts and stop new members’ enrollment that may come from OFAC sanctioned countries, including Cuba. In addition, and as a part of a new development, any access made or intended from an IP from sanctioned countries will be blocked and a message will be displayed with terms similar to: “this services/page is not available in your country”. OFAC countries will not appear as options for “residence address” or “mailing address” upon enrollment of new members. We have also issued written cancellations of all our contracts involving Cuban counterparties.

If our new aircraft are not delivered or placed into service on time and on competitive terms, or if new aircraft do not perform as expected, we may be adversely affected.

We have entered into aircraft purchase agreements and our fleet plan depends on the timely delivery of these aircraft, which is subject to several uncertainties, including production restraints of our suppliers, unexpected safety or other operational problems that could cause aircraft to be grounded, as has happened with Boeing MAX aircraft operated by other airlines, and our ability to obtain necessary aircraft financing.

Even if our new aircraft are delivered on time, any difficulties or delays in obtaining necessary certifications from regulatory authorities, registration of the aircraft or parts and other buyer-furnished equipment (such as in-flight entertainment systems), or any non-compliance of the new aircraft and their components with agreed specifications and performance standards, may materially and adversely affect us. For example, due to an industry-wide issue in 2018 and 2019 relating to Rolls Royce engines used on the Boeing 787 fleet, we experienced periods of unavailability of our Boeing 787 aircraft pending engine maintenance by Rolls Royce, which caused us to incur unanticipated costs.

Further, we may experience difficulties in integrating new aircraft into our fleet, including in relation to the additional costs, resources, space, personnel and time needed to hire and train new pilots, technicians and other skilled support personnel to operate new aircraft. Any failure to integrate newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some of our existing leased aircraft, which may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs.

As of the date of this annual report, claims regarding defaults under our lease payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings.

Our maintenance costs will increase as our fleet ages, and we would be adversely affected due to unplanned stoppages related to maintenance.

As of December 31, 2019, our operating fleet had an average age of 7.81 years; our jet passenger operating fleet had an average age of 7.33 years; our cargo fleet had an average age of 16.45 years; and our turboprop operating fleet had an average age of 5.60 years. If our fleet ages and is not replaced or the warranties covering our fleet expire and are not renewed, we expect our maintenance expenses to increase significantly, both on an absolute basis and as a percentage of our operating expenses. Any significant increase in maintenance and repair expenses would adversely affect us.

Unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues, including, for example, any design defect or mechanical problem that would cause our aircraft to be grounded during repair, would adversely affect our operation. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve any defect or mechanical problem, or that we would do so in a timely manner, or that we would succeed in solving any defect or mechanical problem, which could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, and could adversely affect us.

We depend on our strategic alliances and our commercial partnerships, such as our Star Alliance membership, in many countries where we operate in order to carry out our strategy. We would be adversely affected if any of our strategic alliances or commercial relationships were to terminate.

In many of the jurisdictions where we operate, we have found it in our interest to maintain a number of alliances and other commercial partnerships. We depend on these alliances and commercial partnerships to enhance our network and, in some cases, to offer our customers alternative services that we could not otherwise offer. If any of our strategic alliances and commercial partnerships, in particular with Star Alliance or its members, deteriorates, or are terminated, we would be adversely affected.

We are a party to codeshare agreements with various international air carriers, which provide that certain flight segments operated by us are held out as our codeshare partners’ flights, as the case may be, and that certain of our codeshare partners’ flights, as the case may be, are held out for sale as Avianca flights. In addition, these agreements provide that our LifeMiles members can earn miles on or redeem miles for these codeshare partners’ flights, as the case may be, and vice versa. We receive revenue from flights sold under these codeshare agreements. In addition, we believe that these arrangements are an important part of our LifeMiles program. The loss of a significant partner through bankruptcy, consolidation or otherwise could adversely affect us. We could also be adversely affected by the actions of one of our codeshare partners, for example, in the event of nonperformance of material obligations or misconduct, which could potentially result in us incurring liabilities, or poor delivery of services by one of our codeshare partners, which could adversely affect our brand and customer perceptions.

We may be adversely affected if LifeMiles loses business partners or if these business partners change their policies in relation to the granting of benefits to their clients.

LifeMiles relies on its main business partners (including over 100 financial services companies with which LifeMiles has co-branded credit card and miles conversion agreements) for a significant portion of its gross billings. A decrease in miles sold to one of LifeMiles’ key business partners for any reason, including a temporary or permanent downturn in their business or financial condition, a decrease in their activity or their development of new loyalty strategies for their respective clients, could adversely affect LifeMiles and its financial condition. In addition, a decision by one of these key partners to not participate in the LifeMiles program could adversely affect us.

Most agreements with LifeMiles’ business partners, other than Avianca, have terms of up to seven years and may be terminated or renewed under same or different terms when they expire. For example, co-branded credit card agreements with financial services companies typically have five to seven-year terms. Agreements with other business partners often have shorter terms. In addition, some of these agreements may be terminated prior to expiration in the case of any material uncured breach by LifeMiles. Any such termination or inability to renew these agreements could materially and adversely affect LifeMiles and, consequently, us.

We do not exercise control or influence over the commercial policy of several of LifeMiles’ partners. Some partners may freely change their policies for accumulating, transferring and redeeming miles, as well as develop their own platforms for clients to exchange points for rewards, including airline tickets issued by other airlines, and as a result reduce demand for and revenue generated by LifeMiles’. Changes in these policies may (i) make the LifeMiles program less attractive or efficient for the clients of its partners and (ii) increase competition in the loyalty program sector, which in turn may reduce the demand for miles, increase downward pressure on the average price of miles and adversely affect LifeMiles. If the loyalty program sector does not grow enough to absorb new participants or if LifeMiles does not adequately react to the market or to the policies of its partners, LifeMiles and we may be adversely affected.

Any interruption, destruction or loss of data in our information technology systems, including at LifeMiles, due to cyberattacks could materially and adversely affect us.

We and our service providers are subject to a variety of information technology and system cyber threats as a part of our normal course of operations, including computer viruses or other malware, cyber-fraud, data breaches and destruction or interruption of our information technology systems by third parties or our own personnel. Any of these or other events could cause interruptions, delays, loss of critical or sensitive data, misappropriation of or unauthorized access to personal or sensitive data or failure to comply with regulatory or contractual obligations with respect to such information, which could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, any of which may adversely affect us. We are not fully compliant with the latest PCI-DSS standards, and the banks processing our payment card transactions have imposed monthly fines until we come into full compliance. Until we come into full compliance, the banks may impose additional fines, increase processing fees, terminate our ability to accept payment card transactions or hold us liable for losses that may arise from any breach of payment card information stored by us.

Like other large multinational corporations, we have experienced cybersecurity incidents. These incidents have not had a material impact on our operations, but we cannot assure that we will not experience additional incidents that may materially and adversely affect us.

We rely on automated systems to operate our business, and any failure of these systems could adversely affect us.

We rely on automated systems and technology to operate our business, enhance customer service and reduce operating expenses. The performance and reliability of our automated systems and data center infrastructure is critical to our ability to operate our business and compete effectively. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, engineering and maintenance systems, check-in kiosks, in-flight entertainment systems and our primary and secondary data centers. Our computerized airline reservation system, and website must be able to accommodate a high volume of traffic and deliver important flight information. These systems require upgrades or replacement periodically, which involve implementation and other operational risks. We may be adversely affected if we fail to operate, replace or upgrade our automated systems or data center infrastructure.

In certain cases, we rely on third-party providers of automated systems and data center infrastructure, including for technical support. If these providers were to fail to adequately provide technical support for any one of our automated systems or if new or updated components were not integrated smoothly, we could experience service disruptions, which could result in the loss of important data. Furthermore, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses, other security breaches or telecommunications failures. Substantial or sustained failures in our automated systems could impact customer service and ticket sales. We cannot assure you that the security and disaster recovery measures and change control procedures we have implemented are adequate to prevent failures that could materially and adversely affect us.

If actual redemptions by LifeMiles members are greater than expected (other than redemptions in Avianca air tickets), or if the costs related to LifeMiles redemptions increase (other than costs of redemptions in Avianca air tickets), we could be adversely affected.

LifeMiles derives most of its revenues from the sale of miles. Based on historical data, the estimated weighted average period between the issuance of a mile and its redemption is approximately 10 months. However, LifeMiles cannot control the timing of the redemption of miles or the number of miles ultimately redeemed. LifeMiles uses cash generated by the sale of miles to pay for redemption costs, and maintains a cash reserve to cover estimated future redemptions. As a result, if the redemption costs that LifeMiles incurs in a given fiscal year exceed its available cash and new sales in that period, it may not have sufficient cash on hand to cover all actual redemption costs in that year or future years, which could materially and adversely affect it and us.

LifeMiles’ main operating expenses relate to the purchase of rewards, particularly airline tickets, in order to satisfy the redemption of miles by members. Because LifeMiles does not incur redemption-related costs for miles that are not redeemed and have expired, its profitability depends in part on the estimated percentage of miles issued that will never be redeemed by members, or “breakage.”

LifeMiles’ estimate of breakage is based on historical trends. We expect that breakage will decrease as LifeMiles expands its network of partners and makes a greater variety of rewards available to members. LifeMiles seeks to offset the decrease in breakage through increases in volume of miles sold and, where practicable, through adjustments to its pricing policy for miles sold to its partners. If actual redemptions exceed expectations and LifeMiles fails to increase the volume of its sales or to appropriately price its miles and rewards, its profitability and, consequently, our profitability could be adversely affected.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to reduce costs by operating a simplified aircraft fleet. However, as a result of this strategy, we are increasingly reliant on a small group of suppliers—Airbus and Boeing—and are thus vulnerable to problems associated with these suppliers, including, among others, in relation to design defects, mechanical problems, contractual performance, adverse public perceptions and regulatory actions. Supplier concentration risks also extend to the engines that power our aircraft.

If any of Airbus or Boeing or the manufacturers of the engines that power aircraft manufactured by them were unable to perform their contractual obligations, or if we are unable to acquire or lease new aircraft or engines from aircraft or engine manufacturers or lessors on acceptable terms, we would have to find alternative suppliers. If we have to lease or purchase aircraft from another supplier, we could lose the efficiency and other benefits we derive from our simplified aircraft fleet. We cannot assure you that any replacement aircraft would have the same operating advantages as the Airbus or Boeing aircraft that we operate or that we could lease or purchase engines that would be as reliable and efficient as the engines that currently power them. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. We may also be adversely affected by the failure or inability of Airbus or Boeing or the manufacturers of our engines to provide sufficient parts or related support services on a timely basis.

We would be materially and adversely affected if a design defect or mechanical problem with any of the types of aircraft that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. For example, in September 2017, we discovered issues with some of our TRENT 1000 engines of our Boeing B787 fleet, which led us to preemptively ground and fix one of our Dreamliners. Operation of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. We would also be adversely affected if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft. Hidden system failures in aircraft could result in accidents leading to the loss of life of passengers and third parties and damage to third-party property. In 2018 and 2019, the Boeing 737MAX suffered two fatal accidents within six months and the aircraft has been widely grounded around the world. We do not have any Boeing 737MAX aircraft in our fleet or on order. If any of the types of aircraft we operate are subject to grounding, we would be materially and adversely affected. Airlines that operate a more diversified fleet are better positioned than we are to manage these types of events.

In the context of our Chapter 11 proceedings, certain of our agreements with suppliers may be rejected.

We are highly dependent on our hubs at Bogotá’s El Dorado International Airport and El Salvador’s International Airport and confront structural challenges at each of these airports.

We are highly dependent on our operations at our hubs in Bogotá and El Salvador, and will become increasingly dependent on our Bogotá hub as we streamline our network. Many of our routes operate through these hubs, which accounted for approximately 79% of our daily arrivals and departures in 2019 (with Bogotá accounting for 61%). The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights.

As our operations become increasingly focused around our Bogotá hub, we will have to address challenges related to El Dorado International Airport, which faces significant traffic congestion due to the lack of capacity in ground and air operations. The reduced number of terminal parking stands and the recurring adverse weather conditions affect airport capacity and, consequently, our operations.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures, any of which could affect one or more of our hubs or other airports where we operate. Limited parking positions and infrastructure challenges are among the risks we face in trying to improve our operations at our hub airports and at other airports where we operate. Airport-related challenges inconvenience passengers, reduce aircraft utilization and increase costs, all of which adversely affect us.

We are in the process of incorporating new information technology systems and distortions and other disruptions may occur during the implementation period.

We may experience problems with the operation of our information technology systems or the information technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations. As we implement these information technology upgrades, distortions may occur in the process of phasing-in, particularly in relation to our general ledger systems and other related information technology systems we use to process our accounting transactions. Accordingly, adjustments may be required during the phase-in period.

We cannot assure you that information technology failures will not occur as a result of the ongoing implementation of new systems. Challenges and delays in implementing new systems, as well as the possibility of human failure when dealing with new systems, could affect our ability to realize projected or expected cost savings and improve operating efficiency and customer satisfaction as anticipated. Additionally, any information technology failures could adversely affect how our customers perceive us and impede our ability to timely collect and report financial results in accordance with applicable laws or result in data losses.

We rely on third parties to provide us with parts and services.

We have entered into agreements with, and depend upon, a number of suppliers for our parts and services, including for maintenance. We also have entered into agreements with third-party contractors to provide us with call center services, catering, ground handling and baggage handling and “below the wing” aircraft services. It is our general policy that agreements with suppliers and third-party contractors are subject to termination on short notice. In some cases, we would have to pay penalties for terminating contracts on short notice. Our suppliers and third-party contractors may also terminate agreements on short notice. Termination of these agreements or our inability to renew these agreements or to negotiate new agreements with other suppliers and third-party contractors at comparable rates could adversely affect us. Further, our reliance on suppliers and third-party contractors limits our control over the costs, efficiency, timeliness and quality of those supplies and services. We expect to remain dependent on suppliers and third-party contractors for the foreseeable future. In the context of our Chapter 11 proceedings, certain of our agreements with suppliers and third-party contractors may be rejected.

We may be materially and adversely affected in the event of an accident or major incident involving our aircraft or aircraft of the types we operate or if our aircraft are grounded for any reason.

An accident or major incident involving our aircraft could result in significant claims by injured passengers and/or relatives and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent removal from service.

We are required by our creditors and the lessors of our aircraft under our lease agreements to carry liability insurance. We believe the coverage and conditions set forth in our liability insurance policies are in accordance with the practice for international airlines and comply with the requirements of the aviation authorities in the countries where we operate. However, the liability insurance coverage we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident or major incident. Our insurance premiums may also increase significantly. Moreover, any accident or major incident involving our aircraft, even if fully insured, or the aircraft of any major airline, especially if aircraft of the types we operate, could cause negative public perceptions about us, our aircraft or the air transportation generally, due to safety concerns or other problems, whether real or perceived, which would adversely affect us. Safety concerns relating to our aircraft may cause us to ground our aircraft and, because our fleet plan has been streamlined by reducing the number of aircraft and fleet types we operate, these groundings may affect us more than our competitors that operate a more diverse fleet.

We may incur substantial compliance costs and be subject to severe sanctions if we fail to comply with U.S. and other international drug trafficking laws.

We are required to comply with the drug trafficking laws of Colombia, the United States and the European Union, among other countries, and are subject to substantial government oversight in connection with the enforcement of these laws. For example, the U.S. Foreign Narcotics Kingpin Designation Act and Executive Order 12978 contain a list of persons designated by the United States government as drug traffickers, which is periodically updated. Pursuant to these regulations, we may be subject to severe sanctions and reputational harm if we are found by the U.S. government to have intentionally or inadvertently assisted in the international narcotics trafficking activities of a designated person. Although we monitor this list in an effort to determine that we do not conduct business with any designated person, we cannot assure you that the counterparties with whom we do business will not be subject to or will comply with these regulations, in which case such counterparty might face severe sanctions and be unable to perform under their agreements with us.

We cannot assure you that we will succeed in complying at all times with these laws. In the event, that we fail to comply with any U.S. or other foreign international drug trafficking laws, we may be subject to severe sanctions, fines, seizures of our aircraft or the cancellation of our flights, any of which could materially and adversely affect us.

We are dependent on key personnel and we may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial, operational and commercial personnel. Our employment agreements with members of our senior management team may be terminated by them at any time, without prior notice and without penalties. Furthermore, in certain countries we are not permitted to have non-competition agreements in place with members of our senior management team after termination of employment. In addition, our business is labor-intensive, and our operations require us to employ a large number of highly-skilled personnel, including pilots, maintenance technicians and other operating personnel. In some of the countries in which we operate, there is a shortage of qualified pilots and maintenance technicians or other operating personnel we have faced turnover of skilled employees, many of whom have left us to work in countries where compensation is higher, requiring us to attract new skilled employees.

Should the turnover of skilled employees (particularly pilots and maintenance technicians) increase, our training expenses would increase. We cannot assure you that we will be able to recruit, train and retain the managers, pilots, maintenance technicians and other operating employees that we need to continue our operations or replace departing employees, which could adversely affect us.

Increases in labor benefits, union disputes, strikes and other labor-related disturbances may adversely affect us.

We operate in a labor-intensive industry that is subject to the effects of instabilities in the labor market, including strikes, work stoppages, protests, lawsuits and changes in employment regulations, increases in wages, controversies regarding salary and labor allowances and the conditions of collective bargaining agreements that, individually or in the aggregate, could adversely affect us. We have been affected by these types of instabilities in the past and we cannot assure you that these instabilities will not occur again.

Many of our employees are members of labor unions, and we may be adversely affected if we fail to maintain harmonious relationships with these labor unions, which could lead to strikes, work stoppages or other labor disruptions by employees. Given that the majority of our operations is in Colombia, we are highly and particularly sensitive to labor disruptions affecting the Colombian market.

In addition, our personnel costs may increase significantly as a result of our renegotiation of collective bargaining agreements. If we are not able to pass these increased costs onto our customers through inflation-based price increases, or if we breach any of the collective bargaining agreements we are party to, we may be materially and adversely affected.

See “Business—Employees—Collective Bargaining Agreements” for further information regarding our collective bargaining agreements and relations with employees.

If we are unable to attract customers to our website and make direct ticket sales, our revenue would be adversely affected.

Direct ticket sales through our website, which represented 23.9% of our passenger revenue in 2019 and, over recent years, have represented a growing proportion of our total sales, represent our lowest cost distribution channel. Our website also serves as a platform to offer ancillary products to increase our revenue from non-ticket sources. Accordingly, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online.

We intend to continue working to increase sales through online channels, in particular through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies. In furtherance of this goal, we continue to make significant capital expenditures to improve our website and mobile app and generally increase our online presence; however, we cannot guarantee these efforts and marketing campaigns will be effective, which would adversely affect us.

We may not be able to maintain or grow our ancillary revenue.

Our business strategy includes continually growing our stream of passenger related revenue from our portfolio of ancillary products and services, which represented 4.8%, 4.0% and 3.4% of our total passenger revenue in 2019, 2018 and 2017, respectively. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer, which could adversely affect us.

If we are unable to protect our intellectual property rights, specifically our trademarks and trade names, we could be adversely affected.

We own the rights to certain trademarks and trade names used in connection with our business, including “Avianca” and “LifeMiles.” We believe that our trademarks, trade names and other related intellectual property are important to the success of our business. We protect our intellectual property rights through a variety of methods, including, but not limited to, applying for and obtaining trademark protection in Colombia, Central America, the United States and certain other countries where we operate. Any violation of our intellectual property rights or refusal to grant record of such rights in foreign jurisdictions may result in measures to protect these rights through litigation or otherwise, which could be expensive and time consuming. As of the date of this annual report, our intellectual property rights, including the Avianca brand, are pledged to creditors. If we fail to adequately protect our intellectual property rights, we could be adversely affected.

Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing landing rights and slots at reasonable costs, could materially and adversely affect us.

We must pay fees to airport operators for the use of their facilities. Passenger taxes and airport charges have increased in recent years, in some cases substantially. Consistent with this trend, it is possible that the airports we rely on will impose, or further increase, passenger taxes and airport charges. To the extent we are unable to pass these costs onto our customers in the form of increased fares, we would be adversely affected.

Certain airports that we serve are subject to capacity constraints and impose slot restrictions during certain periods of the day. We cannot assure you that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to operate in a manner consistent with our business strategy. It is also possible that airports not currently subject to capacity constraints may become so. In addition, we must use our slots on a regular and timely basis and, in some cases, comply with certain on-time performance requirements, or risk having those slots re-allocated to other airlines. Where slots or other airport resources are not available or their availability is restricted in some fashion, we may have to adjust our schedules, change routes or reduce aircraft utilization. If we are unable to obtain or maintain favorable take-off and landing authorizations, slots, gates or other facilities at certain high-density airports, especially our hubs, we may be materially and adversely affected.

Moreover, some of the airports to which we fly impose various other operational restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use, and other airports may adopt similar restrictions, which may adversely affect our operations.

We may be liable for the potential under-funding of a pilots’ pension fund.

We are obligated to make contributions to a pilots’ pension fund for the Colombian Association of Civil Aviators known as La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (“CAXDAC”), on behalf of certain of our eligible pilots. The pensioners affiliated with CAXDAC include not only some of our current pilots and former pilots, but also pilots employed and formerly employed by other Colombian airlines. Our contributions to CAXDAC are segregated into a separate account that is restricted for the payments of retirement benefits to our employees. Amounts in the common CAXDAC fund used to pay pensions may not be sufficient to cover all accrued pension liabilities since other Colombian airlines have gone bankrupt or have been liquidated and have failed to pay their ratable contributions to the pension fund. Although CAXDAC, as a pension manager, is the only entity obligated to pay retirement benefits to those pensioners legally affiliated with CAXDAC, it is uncertain how the expected deficiency will ultimately be funded and whether or not pensioners and other third parties may bring actions against contributing airlines, including ourselves, seeking contributions to cover such deficiency, in which case we will be required to defend our position that we are not liable for this deficiency and face the uncertainty of judicial review. Our obligation to make contributions to CAXDAC will terminate once we transfer the full value of actuarial calculation, which, under Colombian law, should occur by the end of 2023.

Risks Relating to the Airline Industry

The outbreak or the threat of an outbreak of a contagious disease has already and may further materially and adversely affect the airline industry.

Outbreaks of contagious diseases with epidemic or pandemic potential, such as the Ebola virus, the Middle East respiratory syndrome, Dengue fever, the bird flu virus, cholera, influenza and, most recently, COVID-19 can materially and adversely affect the airline industry and our business. First, the disease may affect the health of our crew and operations personnel, impairing normal flight operations. Second, aircraft use may be affected by passengers with contagious diseases or by government measures to avoid the spread of contagious diseases, and may be grounded until the health and safety of passengers and crew can be guaranteed. Third, the disease may adversely affect demand for air travel, adversely affecting passenger flow and, consequently, us.

We operate in a highly competitive industry and actions by our competitors could adversely affect us.

We face intense competition on domestic and international routes from competing airlines, charter airlines and potential new entrants in our market and our loyalty program LifeMiles also faces competition. Airlines compete mainly in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

Each year, we may face increased competition from existing and new participants in the markets in which we operate. The air transportation sector is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on market competitiveness. In addition, the barriers to entering the domestic market are relatively low and we cannot assure you that existing or new competitors in our markets will not offer lower prices, offer more attractive services or increase their route capacity in an effort to obtain greater market share.

Some of our competitors have larger customer bases and greater brand recognition in the markets we serve outside of Colombia, and most of our international competitors have significantly greater financial and marketing resources than we do. In addition, some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, regulatory facilities, financial support or tax waivers. This support could place us at a competitive disadvantage and adversely affect us.

In addition to traditional competition among airline companies, we face competition from companies that provide ground transportation, especially in our domestic cargo and passenger business, as well as companies that provide sea transportation in relation to our cargo business. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower cost substitutes for air travel.

Furthermore, new competitors may target LifeMiles’ business partners and members or enter the loyalty marketing industry. We cannot provide assurance that an increase in competition faced by LifeMiles will not have an adverse effect on LifeMiles or, consequently, us. If we are unable to adjust rapidly to the changing nature of competition in our markets or if the Colombian loyalty marketing industry does not grow sufficiently to accommodate new participants, we could be adversely affected.

We expect to face increasing competition from low-cost carriers offering discounted fares.

Low-cost carrier business models have gained momentum in the Latin American aviation market, particularly as challenging macroeconomic conditions in Latin America persist and affect consumer purchasing power. The successes of VivaAir Group and Wingo in Colombia, GOL Linhas Aéreas and Azul in Brazil, Interjet, Viva Aerobus and Volaris in Mexico, JetSMART in Chile and Flybondi in Argentina are evidence of this trend.

Low-cost carriers’ operations are typically characterized by point-to-point route networks focused on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for this service. However, as low-cost carriers continue to penetrate our home markets, this could result in significant and lasting downward pressure on the fares we charge, which could have a material adverse effect on us and compel us to reconsider our business model to adapt it to evolving passenger preferences.

We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting airlines and consolidation in the industry.

The global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements between nations. “Open skies” agreements exist between the countries of the European Union, and between Europe and the United States. In Latin America, multilateral “open skies” agreements exist between Colombia, Ecuador, Peru and Bolivia and bilateral “open skies” agreements between each of these countries and the United States. These agreements serve to reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and promote competitive pricing.

We expect that governmental authorities will continue to liberalize restrictions on international travel to and from countries, which may involve, among other initiatives, the granting of new route rights and flights to competing airlines and an increase in the numbers of market participants. As a result of this liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on us. For example, it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting an increase in market participants on the routes we serve.

In addition, consolidation in the Latin American airline industry, including by means of joint business agreements between airlines and acquisitions, including, for example, Delta’s acquisition of 20% of LATAM Airlines Group (“LATAM”) in 2019, may allow our competitors to increase their scale, diversity and financial strength. Consolidations in the airline industry and changes in international alliances are likely to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures than us, which could materially and adversely affect us.

Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results.

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing 23.3%, 26.0% and 22.3%, respectively, of our operating expenses in 2019, 2018 and 2017. Historically, international and local fuel prices have been subject to wide price fluctuations and, in some cases, sudden disruptions, based on geopolitical issues and supply and demand as well as market speculation. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may affect our operating results and otherwise harm our business.

We cannot assure you that fuel costs will not increase significantly and our hedging activities may not be sufficient to protect us from fuel price fluctuations, as they are limited in volume and duration and may carry counterparty risk. In addition, when fuel prices decrease, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel expenses. We may not be able to adjust our fares adequately or otherwise respond quickly to protect us from volatility in fuel costs, and our competitors may have better access and terms in satisfying their fuel needs. We maintain two fuel sources in Bogotá. Since August 2018, 80% of our fuel is provided by Organización Terpel S.A. and Chevron provides 20% of our fuel.

Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel and termination of our fuel purchase agreements would require us to renegotiate our fuel supply in a market with a limited number of suppliers, which might result in higher costs for us. If we were unable to obtain fuel on similar terms from alternative suppliers, we would be adversely affected. Our fuel risk in Colombia is intensified to the extent that Ecopetrol S.A. (Colombia’s government-controlled oil company) experiences any disruption or slowdown in its fuel production or pumping capacity. In such event, we or our suppliers may be unable to obtain fuel or may be forced to pay significantly higher prices. This risk is heightened by the low oil storage levels that we understand are maintained by Ecopetrol S.A. and its distributors in Bogotá.

Our business is highly regulated and changes in the regulatory environment in which we operate, including relating to safety assessments by regulators such as the FAA, or any non-compliance on our part, may adversely affect us.

Our business is highly regulated and substantially depends upon the regulatory environment in the countries in which we operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques, which use passenger demand forecasts and fare mix optimization, and adjust prices to reflect cost pressures. Government regulation may limit the scope of our operations and may impose significant costs on us. As of December 31, 2019, 79.0% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration (“FAA”) and the European Aviation Safety Agency (“EASA”) are our most significant foreign government regulators. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Additional regulations applicable to our operations continue to be regularly implemented by various U.S. and European agencies, including the U.S. Transportation Safety Administration (“TSA”), the U.S. Drug Enforcement Agency and the EASA. We cannot predict or control any actions that the civil aviation and consumer protection authorities or other aviation regulators may take, which could include restricting our operations or imposing new and costly regulations.

Additionally, we may be affected by governmental safety assessments. For example, our ability to fly to the United States and the benefits of our strategic alliances or commercial relationships are dependent on the FAA’s continued favorable safety assessment of each of the countries in which we have hubs. The FAA periodically audits aviation regulatory authorities and each country is given an International Aviation Safety Assessment (“IASA”) rating. The IASA rating of each of Colombia, Peru, El Salvador and Ecuador is currently “Category 1,” which means that each such country complies with the International Civil Aviation Organization (“ICAO”) safety requirements. As a result, we may continue our service from our hubs in these countries to the United States and take part in reciprocal code-sharing arrangements with U.S. carriers. However, any of these ratings may be downgraded for a variety of safety and other reasons and we have no control over compliance by the civil aviation authorities of these or other countries with international safety standards. In the case of a downgrade, we will not be able to offer flights to any new destinations in the United States or certify new aircraft for flights to the United States; in addition, our U.S. air carrier code share partners will be required to suspend placement of their codes on our flights. This could materially and adversely affect our service to the United States and, consequently, us.

We are subject to international bilateral and multilateral air transport agreements in relation to the grant and exchange of air traffic rights between different countries and if governmental authorities deny permission to us to provide service to domestic and international destinations, we may be adversely affected.

Bilateral aviation agreements as well as local aviation approvals frequently involve political and other considerations beyond our control. Accordingly, a modification, denunciation of or withdrawal of any country in which we operate from one or more bilateral agreements, or suspension or revocation of our permission to operate in certain airports or destinations or the imposition of other sanctions, could have a material adverse effect on us. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which we operate that restricts our routes, airports or operations may also materially and adversely affect us. We cannot give you any assurance that existing bilateral agreements among the countries in which we are based and to which we fly, and permits from local and foreign governments, will continue.

Certain bilateral air transport agreements, including agreements with the United States, the United Kingdom and Brazil, require that we remain substantially owned and effectively controlled by a national governmental entity or its nationals. We cannot assure you that national citizens, directly or indirectly, will continue to own and control a majority of our capital stock indefinitely. For example, if for any reason Germán Efromovich, José Efromovich and/or Roberto Kriete, who each have citizenships in several countries and are the beneficial owners of nearly all of our common stock, cease to have substantial ownership of our capital stock, or the effective control of our management and operations ceases to be exercised by nationals, we may no longer be in compliance with certain bilateral agreements that include the substantial ownership and effective control requirement. Our route and landing rights in a number of important countries and, consequently, we may be adversely affected to the extent of such non-compliance. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

The airline industry is subject to increasingly stringent global, regional, federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to air emissions, noise levels, discharges to surface and subsurface waters, safe drinking water and the management of hazardous substances, oils and waste materials. Any non-compliance may subject us to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties.

The proliferation of national regulations and taxes on carbon dioxide emissions in the countries in which we operate, and compliance with environmental regulations generally, could increase our costs. Failure to comply with any environmental regulations and licensing requirements could adversely affect us, including by suspension or revocation of operating authorizations. Remediation obligations can result in significant costs associated with the investigation and clean-up of contaminated properties, as well as claims for damages initiated by affected parties.

Because the airline industry’s financial performance is characterized by low profit margins, high fixed costs and relatively elastic revenue, we cannot quickly respond to a shortfall in expected revenue or reduce our costs to compete effectively with airlines with greater financial resources or lower operating costs.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily comprising wages and salaries of crew and other personnel, fuel costs and aircraft and engine lease payments and other financing costs related to aircraft equipment, headquarter facility and information technology system license costs. Revenues per flight are primarily driven by the number of passengers transported and fares, which may vary significantly depending on several factors which are generally outside of our control, including general economic conditions, weather-related factors and our competitors’ pricing strategies. However, the operating costs of each flight do not vary significantly and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on our operating and financial results.

As a function of our fixed costs, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from aircraft lease and financing payments, and (iii) have a limited ability to plan for, or react to, changes in our business, the industry generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favorable terms or at all.

As a result of the foregoing, we may be unable to quickly adjust our fixed costs in response to changes in our revenue. A shortfall from expected revenue levels could have a material adverse effect on us.

We rely on maintaining a high daily aircraft utilization rate, which makes us vulnerable to delays.

We seek to maintain a high daily aircraft utilization rate (the number of hours we use our aircraft per day). High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround time at airports, so we can fly more hours on average in a day. Nevertheless, aircraft utilization is reduced by delays and cancellations arising from a number of different factors, many of which are beyond our control, including air traffic and airport congestion, adverse weather conditions, security requirements, unscheduled maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. On the other hand, high aircraft utilization increases the risk that, if an aircraft falls behind schedule during a given day, it could remain behind schedule for several additional days. These delays could disrupt of our operating performance, leading to customer dissatisfaction due to delayed or cancelled flights and missed connections which could in turn adversely affect us.

Terrorist attacks or hostilities could adversely affect the airline industry by decreasing demand and increasing costs.

Any terrorist attack or threat of attack, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East or otherwise, and any related economic impact could result in decreased passenger traffic and materially and adversely affect us.

For example, the terrorist attacks in the United States on September 11, 2001 materially and adversely affected the airline industry. Airline traffic in the United States fell dramatically and airlines experienced increased costs resulting from additional security measures that may become more rigorous. A substantial portion of the costs of these security measures is borne by the airlines and their passengers and, therefore, may adversely affect our profit margins.

Premiums for insurance against aircraft damage and liability to third parties increased substantially following the 2001 terrorist attacks, and insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry. Certain aviation insurance could become unaffordable, unavailable or available only with amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or applicable government regulations. While governments in other countries have agreed to indemnify airlines for liabilities that they might incur from terrorist attacks or provide low-cost insurance for terrorism risks, the Colombian government has not indicated any intention to provide similar benefits to us. Increases in the cost of insurance may result in both higher airline ticket prices and decreased demand for air travel generally, which could materially and adversely affect us.

Risks Relating to Colombia, Peru, Central America and Other Countries in Which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we operate.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic and political expectations and foreign exchange rate variations. A significant portion of our revenue derives from discretionary travel and leisure travel, which are especially sensitive to economic downturns. Additionally, any perceived downturn in the economic conditions in the Andean region or Central America could adversely affect our ability to obtain financing to meet our future capital needs in international capital markets. Changes in economic or other governmental policies, including relating to interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension funds, regulatory, legal or administrative practices, expropriation measures, political instability or other economic or political developments in the countries in which we operate could materially and adversely affect us. The governments of Colombia, Peru, Ecuador and Central America have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in these countries, including us. We cannot predict what policies the governments in these countries will adopt and consequently cannot assure you that future developments in government policies or in the economies of these countries will not adversely affect us.

Rates of inflation in the countries in which we operate have historically been high, and we cannot assure you inflation will not return to high levels. Inflationary pressures may adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans. In addition, inflationary pressures may reduce consumers’ purchasing power or lead governments to institute certain anti-inflationary policies, such as increased interest rates. Inflationary pressures may adversely affect us.

Our performance is heavily dependent on economic and political conditions in Colombia.

Our performance is heavily dependent on economic and political conditions in Colombia, as our operations in Colombia represented 51% of our total revenue in 2019. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. Colombian’s fiscal deficit was 2.4% of gross domestic product (“GDP”) in 2019, 2.4% of GDP in 2018 and 2.3% of GDP in 2017. According to the projections published in December 2019 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 2.4% of GDP for the year 2020. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. President Iván Duque Márquez, who took office in August 2018, inherited high government spending levels, and measures to meet fiscal targets led to protests around the country in late 2019 and early 2020, paralyzing activities in the main cities in Colombia for days. We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would adversely affect the Colombian economy and, consequently, us.

In March 2017, Fitch Ratings (“Fitch”) upgraded Colombia’s rating outlook from negative to stable due to the perceived reduction in macroeconomic imbalances as a result of the sharp reduction in the current account deficit, diminished uncertainties surrounding Colombia’s fiscal consolidation path due to the tax reform measures passed in December 2016 and the expectation that inflation would meet the Colombian Central Bank’s target. Fitch reaffirmed the “stable” outlook in May 2017. In December 2017, S&P downgraded Colombia’s long-term foreign currency sovereign credit ratings from “BBB” to “BBB-.” In February 2018, Moody’s Corporation (“Moody’s”) changed Colombia’s rating outlook from stable to negative. In April 2020, amid developments relating to the spread of COVID-19 and the collapse of oil prices, S&P changed the outlook of Colombia’s credit rating to negative and Fitch downgraded Colombia’s credit rating from “BBB” to “BBB-” with a negative outlook.

Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and us. In 2017 and 2019, tax reforms were implemented, which included raising the VAT rate from 16% to 19%, increasing the withholding income tax rate for foreign providers from 15% to 20% and introducing further taxation in the context of the indirect transfer of shares of Colombian entities.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although there is currently no deposit requirement, we cannot predict or control actions by the Central Bank in respect of deposit requirements. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate was COP 3,277.14 per $1.00, COP 3,249.75 per $1.00 and COP 2,984.00 per $1.00 as of December 31, 2019, 2018 and 2017. As of May 31, 2020, the exchange rate was COP 3,718.82 per $1.00, which represents a depreciation of 13.5% of the Colombian peso against the U.S. dollar in the first five months of 2020. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability or that the Colombian peso will not depreciate or appreciate relative to other currencies.

Our performance is heavily dependent on economic and political conditions in El Salvador.

El Salvador has a political history marked by long periods of civil unrest and military rule. From 1979 to 1991, El Salvador was involved in guerrilla activities, which ended with a peace agreement signed in January 1992. The Nationalist Republican Alliance Party (“ARENA”) controlled the presidency from 1989 to 2009, at which time the Farabundo Martí National Liberation Front (“FMLN”), a former guerrilla organization now turned into a political party, won the presidential elections with Mauricio Funes. Salvador Sánchez Cerén, also a member of the FMLN, was elected president by a narrow margin, beginning his term in June 2014. The FMLN ruled continuously for 10 years.

In June 2019, Nayib Armando Bukele Ortez, a former member of the FMLN until his removal, assumed the presidency. He is the first president since the end of the civil war who is not a member of ARENA or FMLN. He faces challenges relating to national security, primarily from gang-related crimes.

In February 2020, President Bukele initiated a political crisis when he instructed the military to march into parliament to demand a loan of $109 million to address national security.

El Salvador’s unemployment and poverty rates remain high. Despite reforms and initiatives, El Salvador ranks among the ten poorest countries in Latin America and suffers from deep income inequality. We cannot assure you that El Salvador will not face political, economic or social problems, and we may be seriously affected by these problems. El Salvador’s GDP grew 2.5%, 2.5% and 2.3% in 2019, 2018 and 2017, respectively, according to the Central Reserve Bank, which estimates that GDP growth will be 1.5% in 2020.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and global fluctuations in oil prices. While Ecuador’s GDP grew (0.5)%, 1.4% and 2.4% in 2019, 2018 and 2017, it faces an extreme poverty level estimated at 8.9% in 2019, according to the Ecuadorian National Center of Statistics. Ecuadorian exports, denominated in dollars, have lost competitiveness due to the currency depreciation of other Latin American export economies, leaving Ecuador’s economy more dependent on internal demand, which is adversely affected by poverty levels and unemployment rates.

Lenin Moreno was elected president in April 2017, representing the first change in administration since January 2007.

President Moreno has presented initiatives with the goal of reducing sovereign debt by privatizing certain state-owned companies and seeking new financings to service existing debt. He has faced growing civil discontent and has been pushed to withdraw certain of his policies in order to prevent further civil uprising.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of many Latin American securities including the ADSs.

The market value of securities issued by companies with operations in the Andean region and Central America may be affected to varying degrees by economic, political and market conditions in other countries, including other Latin American and emerging market countries. Although macroeconomic conditions in Latin American and other emerging market countries may differ significantly from macroeconomic conditions in Colombia and the other countries in which we operate, investors’ reactions to developments in these other countries may have an adverse effect on the market values of our securities. Further, crises in world financial markets, such as in 2008, as well as global economic challenges as of the date of this annual report deriving from the outbreak of the coronavirus and government measures to contain it, could affect investors’ views of securities issued by companies that operate in emerging markets. These developments could also make it more difficult for us and our subsidiaries to access the capital markets and finance our operations on acceptable terms, or at all.

Natural disasters in the countries in which we operate could disrupt our operations and adversely affect us.

We are exposed to natural disasters in each of the countries in which we operate, such as earthquakes, volcanic eruptions, tornadoes, tropical storms, lightning and hurricanes. For example, heavy rains in Colombia sometimes result in severe flooding and mudslides. El Salvador and Peru have experienced significant earthquakes. Moreover, the Central American isthmus, in particular El Salvador, Costa Rica, Guatemala and Nicaragua, is home to one of the world’s largest concentrations of active volcanos. Colombia has also experienced significant volcanic activity, affecting important cities covered by our domestic operations. Volcanic ash clouds not only affect airport operations, but also the route conditions of flights operating near the affected zone.

In the event of a natural disaster, there is a risk of damage to our airport hubs and other facilities, which could have a material adverse effect on our operations, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In any such event, our property damage and business interruption insurance might not be sufficient to fully offset our losses, which could adversely affect us. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised.

Fluctuations in foreign exchange rates and restrictions on currency exchange could adversely affect us.

The currency used by us is the U.S. dollar in terms of setting prices for our services and presenting our financial statements. We sell most of our services in U.S. dollars or prices equivalent to the U.S. dollar, and a large part of our expenses are also denominated in U.S. dollars or equivalents to the U.S. dollar, particularly fuel costs, aircraft leases, insurance and aircraft components and accessories.

In 2019, 75.1% of our costs and expenses and 79.8% of our revenue were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenue were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate may adversely affect us. In particular, when our non-U.S. dollar-denominated revenue exceeds our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results because these amounts will convert into less U.S. dollars. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a relevant portion of our expenses and liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these expenses and liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses. Our $24.2 million currency exchange loss in 2019 was principally the result of exchange rate variations in the currencies of Colombia, Argentina and Brazil and we remain subject to exchange rate variations that may adversely affect us.

Variations in interest rates may adversely affect us.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), the banking benchmark IBR or the fixed term deposit rate DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate (“LIBOR”). Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2019, we had $925.4 million in aggregate principal amount of variable-rate debt.

Increases in the above-mentioned rates may result in higher debt service payments under our loans, and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it intends to no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2019, we had $202.2 million of LIBOR-indexed variable rate leases terminating after 2021. We cannot predict the effect of any discontinuation or replacement of the LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us. In the context of our Chapter 11 proceedings, we will evaluate possible amendments to certain LIBOR-indexed financing agreements.

Risks Relating to the ADSs and our Preferred Shares

Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our preferred shares, trading in the ADSs or our preferred shares during the pendency of our Chapter 11 proceedings is highly speculative and poses substantial risks.

Our post-bankruptcy capital structure will be set pursuant to a reorganization plan that requires approval by the bankruptcy court. The reorganization of our capital structure may include exchanges of new equity securities for existing equity securities or of debt securities for equity securities, which would dilute any value of our existing equity securities, or may provide for all existing equity interests in us to be extinguished. In this case, amounts invested by holders of the ADSs or our preferred shares will not be recoverable and these securities will have no value.

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) applied to the SEC on May 27, 2020 in order to delist the ADSs. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market. There can be no assurance that the ADSs will continue to trade in the over-the-counter market or that any public market for the ADSs will exist in the future, whether broker-dealers will continue to provide public quotes of the ADSs, whether the trading volume of the ADSs will be sufficient to provide for an efficient trading market, whether quotes for the ADSs may be blocked in the future or that we will be able to relist the ADSs on a securities exchange.

Trading prices of the ADSs or our preferred shares bear no relationship to the actual recovery, if any, by their holders in the context of our Chapter 11 proceedings. Due to these and other risks described in this annual report, trading in the ADSs or our preferred shares during the pendency of our Chapter 11 proceedings poses substantial risks and we urge extreme caution with respect to existing and future investments in these securities.

BRW, Kingsland and United (if it has issued a United Approval Notice), have veto power over certain strategic and operational transactions, and their interests may differ significantly from the interests of our other shareholders and holders of the ADSs.

We, our controlling shareholders, BRW, Kingsland and United are parties to the Amended and Restated Joint Action Agreement and the Share Rights Agreement. These agreements give BRW, Kingsland as independent third party and United (if it has issued a United Approval Notice) veto power over significant strategic and operational transactions, including, among others:

•	mergers, consolidations and dispositions of all or substantially all of the assets of Avianca Holdings or any of its subsidiaries to a third party;

•	the issuance or sale of voting common or preferred stock or other form of voting equity interest in Avianca Holdings or any of its subsidiaries;

•

except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement, certain acquisitions of (i) securities or other interests in any joint venture, partnership or other person, (ii) assets related to the airline business or activities ancillary or related thereto, in each case over $10 million in any single instance or over $25 million in the aggregate during any fiscal year, or (ii) assets not related to the airline business or activities ancillary or related thereto;

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

•

any action or omission which would cause Avianca Holdings to breach, or would constitute a default under, the Joint Business Agreement (or other joint business agreements entered into in connection with the Joint Business Agreement);

•	commencement of any bankruptcy or insolvency proceeding; and

•	dissolution or liquidation of a material subsidiary of Avianca Holdings.

In addition, pursuant to the Share Rights Agreement, if United notifies the other parties thereto that (i) United has determined that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (b) United is otherwise prepared to exercise any or all of such rights (which is referred to herein as a United Approval Notice), then United or its designee can assume some or all of the rights given to the Independent Third Party. Such United Approval Notice has not been issued as of the date of this annual report.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there will be certain changes to the veto rights described above.

As a result of the foregoing veto rights, BRW, the Independent Third Party and United (if it has issued a United Approval Notice) can prevent us from taking strategic and other actions that may be in your best interests, including transactions that may enhance the long-term value of the ADSs and/or provide you with an opportunity to realize a premium on your investment in the ADSs.

Furthermore, we cannot assure you that the interests of BRW, the Independent Third Party and United (if it has issued a United Approval Notice) will be aligned with those of ADSs holders, and cannot give you any assurance that BRW, the Independent Third Party and United (if it has issued a United Approval Notice) will exercise their respective rights under the Amended and Restated Joint Action Agreement in a manner that is favorable to your interests as an ADS holder. In addition, any potential change in our control structure as a result of the United Loan may cause corresponding changes in relation to management and control decisions and could alter our controlling shareholders’ objectives in a manner that is not favorable to holders of the ADSs (see “—Risks Relating to our Business—BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and if United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.”

Our controlling shareholders can direct our affairs, and their interests may conflict with those of holders of the ADSs.

Our controlling shareholders beneficially own almost all of our outstanding common shares. As a result, our controlling shareholders have the ability to determine the outcome of substantially all matters submitted for a vote to our shareholders and thus exercise control over our business policies and affairs, including the composition of our board of directors and, as a result, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our executive officers, determinations with respect to mergers, acquisitions and other transactions, including those that may result in a change of control, sales and dispositions of our assets and the amount of debt financing that we incur.

Our controlling shareholders may direct us to take actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. We cannot assure you that our controlling shareholders will act in a manner consistent with your best interests. Since May 24, 2019, one of our common shareholders, Kingsland, has been appointed as the managing member of our other common shareholder, BRW, as a result of which Kingsland currently exercises voting control over almost all of our common stock.

Substantial future dispositions or conversions of our Class A shares by our controlling shareholder or other large holders of our shares could cause the price of our ADSs to decline.

As of December 31, 2019, BRW, our controlling shareholder, owned 78.1% of our voting common shares, representing 51.5% of our total outstanding shares. Although we are not aware of any current intention of BRW to sell or transfer its controlling interest in us, BRW may do so at any time in compliance with the conditions prescribed by the Amended and Restated Joint Action Agreement and the Share Rights Agreement. The market price of the ADSs could drop significantly if our controlling shareholder (or other large holders of our shares) were to dispose of a significant amount of our shares or the ADSs (including the sale of the BRW Pledged Shares referred to below) or convert a significant number of our common shares into our preferred shares, or if the market perceives that such a disposition or conversion is likely to occur.

In the context of enforcement actions by United, potential transfers of BRW Pledged Shares to United and one or more third parties could result in a change of control. Furthermore, pursuant to the terms of the Share Rights Agreement, call rights have been granted to United, which give United the right to call for the purchase by United of our common shares that are held by BRW and Kingsland in the event of, among other things, certain terminations of the Joint Business Agreement (or any other joint business agreement entered into in connection with the Joint Business Agreement). A change of control may trigger a default under certain of our debt instruments and other material agreements, which may materially and adversely affect us.

Holders of the ADSs have more limited rights than holders of our preferred shares and may encounter difficulties in exercising certain rights.

Holders of the ADSs may encounter difficulties in exercising certain rights as shareholders for as long as they hold the ADSs rather than the underlying preferred shares. For example, holders of the ADSs are not entitled to vote at shareholders’ meetings, and they are only able to exercise their limited voting rights by giving timely instructions to the depositary in advance of a shareholders’ meeting, and only in respect of certain matters. Moreover, holders of the ADSs are only entitled to exercise inspection rights through a representative designated for that purpose and such rights may only be exercised 15 business days prior to an ordinary shareholders’ meeting.

The depositary is the holder of the preferred shares underlying the ADSs and holders may exercise voting rights with respect to the preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. To the limited extent permitted by the deposit agreement, holders of the ADSs should be able to direct the depositary to vote the underlying preferred shares in accordance with their individual instructions. Nevertheless, holders of the ADSs may not receive voting materials in time to instruct the depositary to vote the preferred shares underlying the ADSs. Also, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADS or for the manner of carrying out such instructions, unless such failure can be attributed to gross negligence, bad faith or willful misconduct on the part of the depositary or its agents. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying preferred shares are not voted as requested.

The ADSs are subject to certain foreign exchange regulations from the Colombian Central Bank which may impose registration requirements upon certain events of the ADS program.

Colombia’s International Investment Statute regulates the way foreign investors may participate in the Colombian securities market, prescribes registration of certain foreign exchange transactions before the Colombian Central Bank and specifies procedures under which certain types of foreign investments are to be authorized and administered. A holder of the ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may have to comply directly with certain requirements under Colombian foreign investment regulations. Failure of a non-resident investor to comply with foreign exchange regulations may prevent the investor from obtaining remittance payments, including for the payment of dividends, may constitute an exchange control violation and/or may result in a fine.

Our shareholders and the ADS holders are limited in their ability to receive cash dividends.

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our bylaws provide that in principle all dividends declared by our general shareholders’ meeting will be paid equally to holders of preferred shares and common shares. Although there is a dividend policy that provides for the payment of dividends of at least 15% of our annual consolidated net income, our board of directors may at any time, in its sole discretion and for any reason, amend or discontinue the dividend policy. If no dividends are declared, you will not have any right to participate in or override that decision. The distribution of dividends with respect to our preferred stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the holders of our common shares and board of directors may deem relevant. As a result, we cannot assure you that we will pay dividends in accordance with our current dividend policy or otherwise.

Holders of our preferred shares are not entitled to preemptive rights, and as a result you may experience substantial dilution upon future issuances of stock.

Under our organizational documents, and in accordance with Panamanian law, holders of our preferred shares are not entitled to any preemptive rights with respect to our future issuances of capital stock. Therefore, unlike companies organized under the laws of many other Latin American jurisdictions, we will be free to issue new stock without first offering them to our existing preferred shareholders. We may sell common or preferred shares to persons other than our existing preferred shareholders at a lower price than that of the preferred shares traded as ADSs in the over-the-counter market and, as a result, you may experience substantial dilution of your interest in us.

We are a “controlled company” within the meaning of the NYSE corporate governance standards and qualify for and rely on exemptions from certain corporate governance requirements.

Certain of our shareholders control a majority of the combined voting power of all classes of our voting stock, and we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including the requirements that a majority of the board of directors comprise independent directors, we have a nominating/corporate governance committee that entirely comprises independent directors with a written charter, and we have a compensation committee that entirely comprises independent directors with a written charter.

Accordingly, we do not provide the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

The protections afforded to minority shareholders in Panama are different from, and more limited than, those in the United States and may be more difficult to enforce.

Under Panamanian law, the protections afforded to minority shareholders are different from, and more limited than, those in the United States and some other Latin American countries. For example, the legal framework regarding shareholder disputes, such as derivative lawsuits and class actions, is less developed under Panamanian law than under U.S. law, mainly because of Panama’s short history with these types of claims and the small number of successful cases in the country. In addition, there are different procedural requirements to initiate shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us, our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Holders of the ADSs may find it difficult to enforce civil liabilities against us or our directors, officers and controlling shareholders.

We are organized under the laws of Panama, and our principal place of business (domicilio social) is in Panamá City, Panamá. All of our directors, officers and controlling shareholders reside outside of the United States, except for two members of our board of directors. In addition, substantially all our assets are located outside of the United States. As a result, it may be difficult for holders of the ADSs to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Panamanian and Colombian counsel, there is doubt as to the enforceability against such persons in Panama and Colombia, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell preferred shares.

Our preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for our securities might not develop or continue on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADS holder to sell preferred shares (obtained upon withdrawal of such shares from the ADS facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires.

Exchange rate fluctuations may adversely affect the foreign currency value of the preferred shares represented by the ADSs and any dividend or other distributions.

Preferred shares represented by the ADSs are quoted in Colombian pesos on the Colombian Stock Exchange. Dividends and other distributions regarding our preferred shares, if any, will be paid in Colombian pesos. Fluctuations in the exchange rate between Colombian pesos and U.S. dollars will affect, among other things, the foreign currency value of any such dividends or distributions.

It may be difficult to enforce your liquidation preference reimbursement right if we enter into an insolvency, bankruptcy, liquidation or similar proceeding in Panama.

Panama’s insolvency laws, particularly as they relate to the priority of creditors, may be less favorable to your interests than the bankruptcy laws of the United States. Your ability to enforce your liquidation preference reimbursement right as a holder of the ADSs may be limited if we become subject to an insolvency, bankruptcy, liquidation or similar proceeding in Panama.

Our ability to pay dividends may be limited if any of our operating subsidiaries becomes subject to insolvency, bankruptcy, liquidation or similar proceedings in their home jurisdictions.

Our ability to pay dividends may be limited if any of our operating subsidiaries becomes subject to insolvency, bankruptcy, liquidation or similar proceedings under the applicable laws of Colombia, the Bahamas, El Salvador, Costa Rica or Peru, as the case may be. These laws establish the events under which a company, its creditors or authorities may request a company’s admission to proceedings to reach an agreement with creditors as to the terms of its debt structure. In addition, if a debtor breaches an insolvency agreement, or if continuation of a debtor’s business is not economically feasible, the restructured company may be liquidated. Applicable law may limit our ability in these cases to pay dividends.

We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs depends on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.

We conduct no operations and our only material asset is our equity interests in our operating subsidiaries. Accordingly, our ability to repay our debt and pay dividends to holders of the ADSs depends on the generation of cash flow by our subsidiaries and their ability to make such cash available to us through dividends, debt repayment or otherwise.

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to provide funds to us, we may not be able to repay our debt or pay dividends to our shareholders, including holders of the ADSs. In 2020, our management proposed that dividends not be distributed considering our net loss in 2019, which proposal was approved at our annual shareholders’ meeting on March 27, 2020.

Item 4.	Information on the Company

A.	History and Development of the Company

Avianca Holdings

We are a holding company incorporated in Panama following the combination of Avianca and Taca in October 2009.

In May 2011, we completed our initial public offering in Colombia on the Colombian Stock Exchange. In connection with that public offering, we sold 100,000,000 preferred shares. In May 2013, we issued $300 million in aggregate principal amount of 8.375% senior notes due 2020, our first offering in the international capital markets. In November 2013, we completed our initial public offering in the United States, listing ADSs representing our preferred shares on the NYSE. In April 2014, we issued $250 million in aggregate principal amount of additional 8.375% senior notes due 2020.

In November 2018, in anticipation of the United Copa Transaction, Synergy, then our controlling shareholder, transferred 489,200,000 of our common shares (corresponding to 74.0% of our total outstanding common shares and 48.9% of our total outstanding share capital) to BRW, a Delaware limited liability company and wholly owned subsidiary of Synergy. This transfer was made in the context of an overall restructuring process at Synergy in connection with the United Copa Transaction and did not change our ultimate ownership structure. Synergy transferred 26,800,000 of our common shares (corresponding to 5.1% of our voting share capital and 2.6% of our total outstanding share capital) to BRW. As a result of these transactions, BRW holds 515,999,999 of our common shares, or 78.1% of our voting share capital, which represents 51.5% of our total outstanding share capital. BRW then transferred one common share to United.

Under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust, as collateral agent for the benefit of United, 78.1% of our common shares, among other assets, as security for BRW’s obligations under the United Loan Agreement. In addition, on November 9, 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in us (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, in May 2019, commenced the exercise of remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as the Independent Third Party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the pledged shares. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the pledged shares), Kingsland assumed voting control over us. Subsequently, in May 2019, certain members of our board of directors, including José Efromovich and Germán Efromovich, were replaced by our current directors.

On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG).

Avianca

Avianca is the second largest airline company in Latin America and the second oldest in the world and, in 2019, turned 100 years and is the longest continuously operating airline in the world.

Avianca was organized in 1919 as SCADTA (Sociedad Colombo-Alemana de Transportes Aéreos) by a group of Colombian and German investors that pioneered aircraft navigation in Colombia with Junkers F-13 hydroplanes. By the early 1920s, Avianca was offering international service to Venezuela and the United States. During World War II, the German investors sold their stake to Pan American World Airways, a U.S. corporation. In 1940, Aerovías Nacionales de Colombia S.A. (“Avianca”), was incorporated in connection with the merger of SCADTA and SACO (Servicio Aéreo Colombiano). In 1963, Avianca acquired SAM S.A. (Sociedad Aeronáutica de Medellín), a Medellín based passenger airline. In 1981, Avianca built and began operating the Puente Aéreo terminal in Bogotá to service domestic routes in Colombia. Avianca remodeled this terminal in 2006 and enjoyed exclusive rights to use it for domestic routes in Colombia until May 2018, when Operadora Aeroportuaria Internacional (“OPAIN”), provided Avianca the necessary space to have its domestic and international operations integrated under one terminal at El Dorado International Airport. In 2004, our indirect controlling shareholder, Synergy, acquired Avianca, helping it emerge from its Chapter 11 reorganization. In 2005, Avianca changed its name to Aerovías del Continente Americano S.A. Avianca. In 2008, Avianca acquired Tampa Cargo, a leading Colombian cargo airline, and, in 2010, it acquired Avianca Ecuador, formerly known as Aerogal, which is a direct subsidiary of Avianca Holdings S.A., and merged with SAM S.A., with Avianca as the surviving entity.

Taca

Taca was organized in 1931 in Honduras as Transportes Aéreos Centroamericanos – TACA. In the 1930s and 1940s, Taca expanded throughout Central America, including Costa Rica, El Salvador, Guatemala, Nicaragua and Panama. By the 1950s, its operations had consolidated into one airline, Taca International, based in El Salvador. In 1963, the Kriete family acquired a majority interest in Taca. In the 1990s, Taca began acquiring interests in the flag carriers of each of the other Central American countries. In 1998, Taca modernized its fleet and redesigned its schedule into a dual hub and spoke network, with hubs in San Salvador and San José. In 1999, Taca launched Avianca Peru, formerly Trans American Airlines S.A., and added a hub in Lima, Peru.

Recent Acquisitions, Divestments and Strategic Alliances

Joint Venture with CAE International Holdings Limited and Subsequent Sale

In January 2019, we entered into an agreement to sell to CAE International Holdings Limited (“CAE Holdings”) and to Avianca-CAE Flight Training El Salvador S.A. de C.V. (“CAE El Salvador”), a worldwide leader in training for the civil aviation, defense, security and healthcare markets, our participation in Avianca-CAE Flight Training S.A.S. (renamed CAE Colombia Flight Training S.A.S. after the sale) (“Avianca CAE”), previously a joint venture with CAE Holdings for pilot training with flight simulators, which included the sale of certain of our assets in different jurisdictions and of all of our shares owned in Avianca CAE, as part of an exclusive 15-year commercial training services agreement. As a result of this agreement, Avianca CAE will be the exclusive provider of training services and will provide support to Avianca’s training needs in the region.

Sale of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A.

In April 2019, our subsidiaries Taca and NICA entered into an agreement to sell all of Taca’s 68% interest in Turboprop Leasing Company Ltd. and all of NICA’s 68% interest in Aerotaxis La Costeña S.A. to Regional Airline Holding LLC, a third-party purchaser, for up to $11.7 million and variable earn-out consideration of up to $3.8 million. We consummated this sale in May 2019.

B.	Business Overview

We are the market leader in terms of passengers carried in the Colombian domestic market (the third largest domestic market in Latin America), and held a consolidated market share of 50.3% in 2019 according to the Curaçao Civil Aviation Authority (“CCAA”). We are also a leader in terms of passengers carried on international flights within the Andean region and Central America (our home markets) according to internal data we derive from Travelport Marketing Information Data Tapes. Our strong presence within the Andean region and Central America enables us to consolidate regional passenger traffic in our hubs and provide connectivity to international destinations, making us a leader in terms of international air passengers carried from our home markets to both North America and South America. In 2019, we generated revenue and Adjusted EBITDA of $4,621.5 million and $511.3 million, respectively.

We operate an extensive route network from our strategically located hubs in Colombia and El Salvador and our focus markets of Guatemala and Ecuador. We offer passenger and cargo service through approximately 5,379 weekly scheduled flights to more than 76 destinations in over 27 countries around the world. Our code share alliances, together with our membership in Star Alliance, which we joined in 2012, provide our customers with access to a worldwide network of over 1,300 destinations. In 2019, 2018 and 2017, we transported approximately 30.5 million, 30.6 million and 29.5 million passengers, respectively, and 602 thousand, 563 thousand and 566 thousand metric tons of cargo, respectively.

As of December 31, 2019, we operated a modern fleet of 156 aircraft (130 jet passenger aircraft, 15 turboprop passenger aircraft and 11 cargo aircraft), mainly from the Airbus family. Our fleet modernization initiatives increased our jet passenger fleet’s capacity and made our jet passenger operative fleet one of the youngest among Latin American airlines, with an average aircraft age of 7.33 years as of December 31, 2019. One of our main focuses in terms of fleet management is to increase the homogeneity of our fleet and, in the process, increase efficiency by decreasing the number of aircraft models we operate and service.

We also provide other products and services that complement our passenger and cargo businesses and diversify our sources of revenue. In March 2011, we launched our LifeMiles loyalty program, which has grown to become one of the largest and most recognized coalition loyalty programs in Latin America, particularly in its core markets of Colombia and Central America (excluding Panama). In 2015, we sold a 30.0% stake in LifeMiles to Advent International. From 2011 to 2019, our LifeMiles loyalty program experienced a compound annual membership growth of 10.3%, increasing from approximately 4.4 million members as of December 31, 2011 to approximately 9.7 million members as of December 31, 2019. LifeMiles partners with nearly all of the leading banks in Colombia and Central America (excluding Panama), including many of the largest financial institutions in each respective key region, based on actual credit card balances outstanding. Moreover, for the majority of those financial partners with which LifeMiles offers co-branded credit cards, we are the exclusive airline co-brand card partner. LifeMiles also maintains relationships with premier hotels, indirectly with major car rental companies, popular restaurants and other commercial establishments such as gas stations, supermarkets and leading apparel brands. As of December 31, 2019, LifeMiles had 586 active commercial partners.

In the recent past and under previous management, we incurred substantial leverage to increase our capacity, which ultimately outpaced demand in Colombia and our other principal markets, resulting in an unsustainable level of debt service. This situation culminated in the first half of 2019 in defaults under the United Loan Agreement by Synergy, which triggered cross-defaults under certain of our indebtedness and ratings downgrades in mid-May 2019 and July 2019. Additionally, the shutdown of Oceanair Linhas Aéreas S.A. (“Oceanair”), a Brazilian airline that had a license to use the trademark “Avianca,” and Avian Lineas Aereas S.A., an Argentinian airline that had a license to use the trademark “Avianca,” each of which is unaffiliated with us, also adversely affected our brand.

Upon default by our shareholder BRW under the United Loan, United enforced its remedies and exercised voting rights to implement new management. In July 2019, our new board of directors adopted a transformation plan, which we refer to as our “Avianca 2021” strategic plan, focused on profitability, operational efficiency, re-prioritized capital expenditures, strengthened balance sheet and divestment of non-core assets, and supported by our four key strengths: our strategically located Bogotá hub, our LifeMiles loyalty program, our respected brand with outstanding customer service and our membership in the Star Alliance network.

Our first objective, our board of directors appointed a new executive management team led by Mr. Anko van der Werff, as chief executive officer, and Mr. Adrian Neuhauser, as chief financial officer. Our board of directors redirected our strategy to focus on Bogotá as our primary strategic hub, as well as to focus on our overall profitability and cost-efficiency, deleveraging our balance sheet and revising our aircraft fleet plans. As part of this strategy, we expect to continue our growth at a measured pace while reducing overall complexity in our fleet, network and corporate operations. We plan to address overcapacity through aircraft sales, which we expect will provide us with additional liquidity.

Our Avianca 2021 strategic plan also included our reprofiling plan, which comprised the extension of our capital markets debt, the incurrence of $375 million in additional convertible debt financings by our stakeholders and other financing parties and deferrals or other consents or waivers from creditors holding approximately $2,924 billion in debt, which refinancing plan we completed in January 2020.

Our Avianca 2021 strategic plan focuses on our key strengths, which we believe include our Bogotá hub, our LifeMiles loyalty program, our respected brand with outstanding customer service, our key strategic partners, including Kingsland and United, our membership in the Star Alliance network and, subject to regulatory approval, our joint business agreement with United and Copa (the “Joint Business Plan”). Through the Joint Business Plan, we, United and Copa, each members of the Star Alliance, plan to integrate our complementary networks and expect to offer our customers a broad portfolio of benefits. In addition to the United States, the Joint Business Plan is expected to cover certain operations in the following Latin American countries: Argentina, Belize, Bolivia, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guyana, French Guyana, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Surinam, Uruguay and Venezuela.

We believe that the ownership and management changes described above, together with our ongoing implementation of our Avianca 2021 strategic plan, will be key components of our path to success. With our new independent directors and persons with significant airline industry experience, our new board of directors brings an enhanced level of corporate governance, which, along with our new executive leadership, will work to implement our strategic vision of right-sizing our operations and becoming a highly-focused and profitable airline.

Our Strengths

We believe that our most important business strengths include the following:

Market leader in a dynamic Latin American region

We have a leading presence in the Colombian domestic market (50.3% market share in 2019, according to data from CCAA) and also in the market for international passenger service within the Andean region and Central America, a region with approximately 164 million inhabitants as of December 31, 2019, encompassing what we believe to be dynamic and growing economies. We believe our strong presence in the regions in which we operate positions us to benefit from economies of scale.

A strong brand associated with a superior customer experience

We believe that our customers in our core Latin American markets associate the Avianca brand with superior customer service. We have unified, strengthened and developed our service standards with the objective of providing an exceptional experience that connects us with our customers in Latin America and the rest of the world. In 2019, we were recognized by TripAdvisor Travelers’ Choice Awards for Airlines as “Best passenger comfort in Latin America.” Kayak Awards elected us the best airline for “Best Comfort” and “Best Entertainment on Board” in Latin America. APEX Passenger Choice Awards elected us the “Best Regional Airline in South America” and “Airline with the Best Food and Drink” in the region. In addition, APEX recognized us as a five-star airline.

Our Bogotá hub-focused operations

Our Bogotá hub, in which we are the market leader with a customer share of 50.3% in 2019, is the core of our operations and provides coverage of Colombia’s large domestic market, which represented 49% of our total revenue in 2019. Through our membership in Star Alliance, the largest airline network in the world as of December 31, 2019 in terms of member airlines, daily flights, destinations and covered countries, our Bogotá hub supports our broad international network connecting South America, Central America, the Caribbean, North America and Europe. We believe that the broad reach of our network, together with our code share alliances and Star Alliance membership, provide our customers with a wide range of destination options and provide us with a geographically diversified source of revenue that affords us flexibility and adaptability with respect to demand cycles in our industry while our Bogotá hub provides us with efficiency and streamlined operations. Upon regulatory approval, we expect our joint business agreement with United and Copa will offer our customers a broad portfolio of benefits.

World-class loyalty business

Launched in March 2011, our loyalty program LifeMiles has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. Our LifeMiles program has enhanced loyalty to Avianca with approximately 9.7 million members as of December 31, 2019. With 13 Freddie Awards, LifeMiles is one of the most awarded programs in the Americas since 2013 and is the only Latin American program to have won a Freddie Award since 2012. LifeMiles’ 586 commercial partners include thousands of retail stores in core markets such as Colombia, El Salvador, Costa Rica, Guatemala and Peru, where members can earn and redeem their miles at the point of sale. These local coalitions strengthen engagement with members and allow members to earn miles on a higher percentage of their monthly spending. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card and earn miles through the retailer) on the same transaction. As of December 31, 2019, approximately 700,000 co-branded credit cards were active. In addition to accelerated program growth and increased presence of both the Avianca and LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles” and “Club LifeMiles.” As of December 31, 2019, we held a 70.0% ownership stake in LifeMiles.

Strong corporate governance and experienced management

Following our changes in management, our corporate governance has been enhanced with a stronger board of directors representing decades of industry experience and experience in complementary fields. In mid-2019, our board of directors appointed our chief executive officer and chief financial officer, which bring proven track records and decades of experience in the airline industry and corporate finance, to establish our Avianca 2021 Plan and lead us to the next century of our operations.

Our Strategies

Our goal is to position our superior customer service and leverage our leadership position to take advantage of opportunities for profitability in the Latin American aviation market. Key elements of our business strategy include the following:

Enhance customer loyalty through providing superior customer service and a culture of exceptional experience

Providing superior customer service is a cornerstone of our business and we seek to create a culture that delivers an exceptional experience to our customers. We believe our culture differentiates us from our competitors by combining high-quality operating performance with a world-class service culture that we believe caters to the preferences of passengers around the world. Our customer service strategy is based on engaging, training and rewarding dedicated personnel, implementing the latest technological platforms to improve our personnel’s productivity, providing high-quality operations and enhancing customer’s digital experience by delivering products and services such as improved VIP lounges, self-service check-in (over the internet, at kiosks or from mobile phones), mobile app, virtual assistance and a superior experience aboard modern aircraft with a varied selection of in-flight entertainment options. We also intend to leverage our LifeMiles loyalty program to increase customer loyalty and attract new customers by providing competitive benefits, including priority seat availability, check-in and baggage handling and VIP lounge access, as well as innovative technological solutions designed to make our members’ experience more seamless.

Focus on consolidating our operations in our core business areas to achieve greater business and operational efficiency, increase revenue, enhance customer experience, improve our personnel’s productivity and reduce costs

We believe there is potential to increase our revenue through the consolidation of our operations and improvement of our revenue management practices. We continually seek to increase our operational efficiency and achieve cost synergies by optimizing our operational and administrative procedures related to fleet management, consolidating our maintenance procedures across the regions we serve and optimizing our flight operations by increasing aircraft utilization through interchangeability of aircraft, optimizing crew planning and using our regional hubs more efficiently. As part of our Avianca 2021 Plan, we are focusing on our core airline operations and streamlining our network and our fleet plan. We have phased out certain aircraft and renegotiated our purchase agreements with aircraft suppliers as part of our focus on profitability above growth initiatives. We have also launched our regional airline “Regional Express Americas” and deployed our short-haul ATR aircraft to serve domestic markets more efficiently. Regional Express Americas began its operations in March 2019 with two ATRs serving domestic routes in Colombia, with additional ATRs to be deployed within Regional Express Americas. As of December 31, 2019, Regional Express Americas operated nine ATRs, mainly in the Colombian domestic market.

Pursue selective opportunities for profitable growth in our passenger segment, including through strategic alliances such as the United Copa Transaction

We seek to pursue selective growth opportunities in our passenger business by protecting and leveraging our strong presence and optimizing our network in the markets we serve. We continue to maintain our presence in the region with domestic and international routes through our Bogotá hub, as well as by enhancing our connectivity for passengers traveling between South and North America via our San Salvador hub, and we seek to take advantage of selective profitable growth opportunities. We align any growth initiatives in response to the prevailing macroeconomic environment, demand and other factors related to the primary markets we serve in order to maintain our profitability. In 2019, we cancelled 19 underperforming international routes and all domestic routes except the Cuzco-Lima route. These changes are examples of our strategy to optimize our network, reduce low-performance flights and prioritize our network’s profitability, as well as redistribute the released capacity to meet customer demand within our key markets. We also expect to continue to selectively evaluate additional profitable growth opportunities through strategic alliances with other airlines, such as the Joint Business Agreement with United and Copa that we entered into in November 2018 and is subject to regulatory approval as well as potential acquisitions and strategic opportunities that would complement our operations. We expect that the Joint Business Agreement will bring new service and innovation for passengers traveling between the United States and 19 countries in Latin America via revenue sharing, service integration and coordination on pricing and scheduling.

Expand our LifeMiles loyalty business to enhance our overall value

We believe our LifeMiles loyalty program enhances our brand recognition, strengthens our position in strategic markets and provides ancillary revenue opportunities. We intend to further enhance LifeMiles’ revenue growth by increasing the number of active members, increasing the accrual and redemption of miles per active member and strengthening the network of commercial partners that allow their customers to earn LifeMiles, including by developing new co-branded products and partnerships and similar initiatives with hotel chains, car rental companies, financial institutions, retail stores and other airlines. As we expand our commercial partner base, we expect to gain access to potential new members, in particular those who may travel infrequently, and increase engagement among our existing members.

Recent Developments

Fleet Plan Optimization

In January 2020, we reached agreements with Airbus and BOC Aviation to optimize our fleet plan as part of our implementation of the Avianca 2021 Plan. We reduced our firm commitments with Airbus to 88 A320neo (from 108) for delivery in 2025 through 2028 (20 per year) and the remaining eight aircraft in 2029. We cancelled or deferred A320neo family deliveries in 2020 through 2024. We also entered into 12-year leases for up to 12 A320neo aircraft with BOC Aviation for deliveries after 2023. Additionally, in December 2019, we reached a mutually beneficial agreement with Boeing with regards to outstanding 787-9 deliveries and changed the delivery date for two aircraft from 2021 to 2024.

Additional Financing Facilities

In December 2019, we received a $250 million convertible secured stakeholder facility loan by United and an affiliate of Kingsland (the “Stakeholder Loan”).

In January 2020, we closed additional secured financing facilities for $125 million, which comprised (i) $50 million in aggregate principal amount of convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors, and (ii) $75 million in aggregate principal amount of commitments for senior secured convertible loans and bonds, which serve as a bridge financing to completion of a contemplated convertible bond offering to preferred shareholders (the “Incremental Bonds”), including (x) a commitment of $50 million from an investment vehicle managed by Citadel Advisors LLC for senior secured convertible notes and (y) a commitment of $25 million for senior secured convertible loans from another group of Latin American investors, on substantially the same economic terms as the Stakeholder Loan.

These additional financing facilities are secured mainly by pledges in the equity interests in group entities.

The lenders under the Stakeholder Loan and the additional financing facilities (i) are also subject to an intercreditor agreement governing the enforcement of the collateral securing financing and (ii) have been granted customary registration rights regarding the equity interests into which their financings are convertible.

Developments Relating to COVID-19

In December 2019, cases of COVID-19 were reported in Wuhan, China, and the virus has now spread globally. The World Health Organization declared COVID-19 a pandemic and, in March 2020, the U.S. and Colombian governments declared a state of emergency and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions. The spread of COVID-19 and government measures to address it have already had a material and adverse effect on the airline industry and us and have resulted in unprecedented revenue, demand and overall macroeconomic uncertainty.

On March 13, 2020, we announced a temporary reduction of 30-40% in our capacity in order to manage the impact of reduced demand for air travel. Following the Colombian federal government’s announcement that it would close Colombian international airspace to passenger travel effective March 23, on March 19, we announced a further reduction in our capacity to cease international passenger operations for an initial period of 30 days and to cancel flights to and within Peru, El Salvador and Ecuador until the end of April. Following the Colombian federal government’s announcement that it would close Colombian airspace to passenger travel effective March 25, on March 24, we announced that we were temporarily ceasing all Colombian domestic flight operations. We have maintained our cargo, freight, charter and courier operations.

In addition to reducing capacity, in order to mitigate the effects of these developments, we implemented additional cost savings and liquidity preservation measures, including a suspension on hiring of new employees, implementation of voluntary unpaid leave of absence, which more than 14,000 employees have taken, and temporary deferral of labor contracts, non-essential expenses, capital expenditures, payments on long-term leases and payments of principal on certain financing obligations, as well as negotiations with key suppliers, strategic lenders and other creditors.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—The outbreak or the threat of an outbreak of a contagious disease has already and may further materially and adversely affect the airline industry.”

Chapter 11 Proceedings

On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Ongoing Government Discussions

Like many airline companies around the world, as of the date of this annual report, we are seeking financial support from the governments of the countries in which we operate. We have been and remain engaged in discussions with the government of Colombia, as well as those of our other key markets, regarding financing structures that would provide critical additional liquidity to support us during our Chapter 11 proceedings and play a vital role in ensuring that we emerge from our court-supervised reorganization as a competitive and successful carrier.

Going Concern and Financial Reporting in Reorganization

We have significant indebtedness. Our level of indebtedness has adversely affected and continues to adversely affect our financial condition. As a result of our financial condition, the defaults under our debt and other agreements, the risks and uncertainties surrounding our Chapter 11 proceedings and the impact on us of developments relating to the spread of COVID-19, substantial doubt exists regarding our ability to continue as a going concern. Accordingly, the audit report issued by our independent registered public accounting firm regarding our financial statements as of and for the year ended December 31, 2019 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. As such, our audited consolidated financial statements included in this annual report do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Listing and Trading of the ADSs

As a result of our Chapter 11 proceedings, the NYSE applied to the SEC on May 27, 2020 in order to delist the ADSs. As of the date of this annual report, the ADSs are traded in the over-the-counter market.

Additionally, the Colombian Stock Exchange notified us that (i) as of May 26, 2020, our preferred shares would trade on the Colombian Stock Exchange by means of auction, (ii) our preferred shares continue to be ineligible for repo transactions and are inadmissible as collateral for margin calls in other types of transactions and (iii) as of May 11, 2020, no futures or options contracts in respect of our preferred shares may be entered into.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and our Preferred Shares—Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our preferred shares, trading in the ADSs or our preferred shares during the pendency of our Chapter 11 proceedings is highly speculative and poses substantial risks.”

Dissolution and Liquidation of Avianca Peru

On May 18, 2020, we announced to the market that, following a general shareholders’ meeting of Avianca Peru, the board of directors of Avianca Peru agreed to terminatee its operations and begin a voluntary dissolution and liquidation process under local Peruvian law in order to preserve and protect our businesses in the face of the COVID-19 crisis. In the future, we expect to continue to serve routes to and from Peru through our airlines in Colombia, El Salvador and Ecuador, once government flight restrictions permit us to do so.

Sources of Revenue

Our principal product is scheduled passenger air transportation. We target business travelers, which in 2019 represented 30% of our domestic and Latin American traffic. We also target leisure travelers with our extensive network. Leisure traffic tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January, as well as during the Easter holiday in March/April.

In addition, we generate revenue through our LifeMiles loyalty program and through our cargo and courier transportation operations, which comprise shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers. Our other revenue activities include air transport-related services such as maintenance, crew training and other airport services provided to third party carriers through our Avianca Services division, as well as service charges and ticket penalties. We also generate revenue from aircraft and property leases, marketing rebates, duty-free sales and charter flights.

Passenger Revenue

Our passenger revenue primarily comprises ticket sales, including revenue from redemption of miles under our LifeMiles loyalty program and ancillary revenue, which includes additional charges that are billed to passengers, such as fees for excess baggage, date, destination and name changes and special services relating to empty seats, unaccompanied minors and lounge passes.

Our passenger revenue represented 84.5%, 83.3% and 79.9% of our total revenue in 2019, 2018 and 2017, respectively.

Domestic Passenger Revenue

Domestic passenger revenue accounted for 51.2%, 49.1% and 53.5% of our total passenger revenue in 2019, 2018 and 2017, respectively. For accounting purposes, we consider flights to be domestic or international flights based on origin, not destination.

Colombia

Our Colombian domestic passenger revenue accounted for 89.1%, 86.5% and 84.2% of our total domestic passenger revenue in 2019, 2018 and 2017, respectively. In Colombia, in 2019, approximately 79% of our domestic passengers flew from or to Bogotá, 9% passed through Bogotá in transit to other points on our domestic route network and 12% were point-to-point travelers that did not travel to or through Bogotá. Bogotá is an important business center with a population of approximately 7.6 million, as are Medellín, Cali and Barranquilla with populations of approximately 2.5 million, 2.2 million and 1.2 million, respectively, as of December 31, 2019.

Peru

Our Peruvian domestic passenger revenue accounted for 3.6%, 6.9% and 8.8% of our total domestic passenger revenue for 2019, 2018 and 2017, respectively. As of April 2019, we repositioned our network strategy, reducing the services offered by our local subsidiary Avianca Peru within Peru’s domestic market. Pursuant to this strategy, we maintained only our route between Lima’s Jorge Chávez International Airport and the Alejandro Velasco Astete International Airport in Cusco, which is a popular tourist destination. Daily flights between Cusco and Bogotá were not affected by these plans. These network changes accompanied our strategy to prioritize profitability of our network and routes by reducing low-performance flights, ensuring that our network is optimized and redistributing the capacity released to meet the demand of customers within our key markets. As of the date of this annual report, Avianca Peru has initiated a voluntary dissolution and liquidation process. In the future, we expect to continue to serve routes to and from Peru through our airlines in Colombia, El Salvador and Ecuador, once government flight restrictions permit us to do so.

Ecuador

Our Ecuadorian domestic passenger revenue accounted for 7.3%, 6.7% and 7.0% of our total domestic passenger revenue in 2019, 2018 and 2017, respectively. As of December 31, 2019, we operated approximately 22 daily domestic flights on six routes.

International Passenger Revenue

We operate international routes through our airlines Avianca (Colombia), Taca International (El Salvador), Avianca Costa Rica S.A., Avianca Ecuador S.A. and Avianca Peru S.A. Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras, operate their international routes through charter flights and wet leases with other of our subsidiaries.

International passenger revenue accounted for 48.8%, 50.9% and 46.5% of our total passenger revenue in 2019, 2018 and 2017, respectively.

Regional Operations in Central America

We operate regional routes in Central America through our regional airlines: Isleña de Inversiones S.A. de C.V.—Isleña (Honduras) and Aviateca S.A. (Guatemala). Passenger revenue from our regional operations in Central America accounted for 0.5%, 1.2% and 1.6% of our total passenger revenue in 2019, 2018 and 2017, respectively. In May 2019, we sold Aerotaxis La Costeña S.A. (Nicaragua) and Servicios Aéreos Nacionales S.A. (Costa Rica).

Route Network and Schedules

We operate 705 daily scheduled flights to 83 destinations in North America, Central America, South America and Europe. Our network combines strategically located hubs in Bogotá and San Salvador, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to 140 additional destinations worldwide through code-share arrangements with Aeroméxico, All Nippon Airways, Air China, Air India, Air Canada, Azul, Copa, Etihad, EVA Airways, GOL Linheas Aéreas, Iberia, Lufthansa, Silver Airways, Singapore Airlines, Turkish Airlines and United Airlines. Our membership in Star Alliance since 2012 increased the reach of our frequent flyer program, granting our clients access to more than 1,300 airports in 195 countries with 19,000 daily flights and more than 1,000 VIP lounges throughout the world, as well as mileage accruals and redemptions with Star Alliance’s 26 carrier members. As part of our network streamlining and focus on profitability, in 2019, we cancelled 19 of our international routes and nine of our domestic routes.

We connect city pairs with lower passenger traffic through our hubs, which allows us to build density on our flights and serve these destinations with a higher frequency. When passenger demand for a particular city pair is sufficient, we provide point-to-point service, which reduces travel time and inconvenience for passengers. We believe that this mixed model allows us to efficiently allocate our resources among high and low-traffic destinations.

For international connections at our hubs, we operate a morning bank, an evening bank and a midday bank of flights, with flights timed to arrive at the corresponding hub at approximately the same time and to depart a short time later. These banks allow us to provide more frequent service to many destinations, allow some passengers more convenient connections and increase the flexibility of scheduling flights throughout our route network.

The following table sets forth the distribution of our passenger revenue generated in each region for the periods indicated (considering destination):

	Year ended December 31,
Region	2019	2018	2017
Domestic Colombia	23.0%	23.9%	23.1%
Domestic Ecuador	1.9%	1.8%	1.9%
Domestic Peru	0.9%	1.9%	2.4%
Central America & Caribbean (non-regional)	7.7%	7.7%	8.0%
Intra home markets(1)	10.0%	10.0%	10.4%
Europe	13.9%	13.4%	12.2%
North America(2)	29.0%	27.1%	26.0%
South America	13.5%	14.0%	15.8%
Regional Central America	0.0%	0.2%	0.3%
Total	100.0%	100.0%	100.0%

The following table sets forth information regarding the number of revenue passengers we carried in each region for the periods indicated (considering destination):

	Year ended December 31,
	2019		2018		2017
Domestic Colombia	15,508,518	52.4%	14,834,728	50.0%	14,362,599	50.3%
Domestic Ecuador	771,831	2.6%	816,336	2.8%	755,934	2.6%
Domestic Peru	565,691	1.9%	1,229,285	4.1%	1,286,546	4.5%
Central America & Caribbean (non-regional)	2,470,858	8.4%	2,465,490	8.3%	2,614,717	9.2%
Intra home markets(1)	2,490,331	8.4%	2,470,950	8.3%	2,393,106	8.4%
Europe	1,068,212	3.6%	1,000,977	3.4%	872,231	3.1%
North America(2)	4,576,741	15.5%	4,375,928	14.7%	3,896,495	13.6%
South America	2,038,280	6.9%	2,097,985	7.5%	2,130,340	7.5%
Regional Central America	89,563	0.3%	258,097	0.9%	262,481	0.9%

Total	29,580,025	100.0%	29,673,665	100.0%	28,574,449	100.0%

The following table sets forth ASKs (in millions) in each region for the periods indicated (considering destination):

	Year ended December 31,
Region	2019		2018		2017
Domestic Colombia	8,285	15.2%	7,859	14.7%	7,546	15.6%
Domestic Ecuador	599	1.1%	594	1.1%	564	1.2%
Domestic Peru	406	0.7%	923	1.7%	1,023	2.1%
Central America & Caribbean (non-regional)	3,163	5.8%	3,208	6.0%	2,985	6.2%
Intra home markets(1)	5,275	9.7%	5,149	9.7%	5,146	10.6%
Europe	10,554	19.4%	9,780	18.3%	8,439	17.4%
North America(2)	17,179	31.6%	16,226	30.4%	13,916	28.8%
South America	8,923	16.4%	9,488	17.8%	8,697	18.0%
Regional Central America	25	0.0%	82	0.2%	85	0.2%

Total	54,410	100.0%	53,310	100.0%	48,401	100.0%

(1)	International traffic between our home markets (Colombia, Ecuador, Peru, El Salvador, Costa Rica, Nicaragua, Honduras, Guatemala, Belize, excluding Central American & Caribbean (non-regional)).
(2)	North America includes Mexico.

Network and Schedules

Bogotá Hub

As of December 31, 2019, we operated approximately 3,279 weekly scheduled flights through our Bogotá hub to 25 destinations in Colombia, eight in North America, 12 in South America, 10 in Central America and the Caribbean and four in Europe. Unlike in our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks.

San Salvador Hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. As of December 31, 2019, we operated approximately 628 weekly scheduled flights through our San Salvador hub to 11 destinations in North America, four in South America and nine in Central America and the Caribbean.

San José

As of December 31, 2019, we operated approximately 139 weekly scheduled flights through our network in San José to two destinations in South America and three in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in South America and Central America.

Ecuador

We operate approximately 357 weekly scheduled flights through our network in Ecuador to six destinations in Ecuador, three in South America and one in Central America.

Regional Operations in Central America

We operate approximately 559 weekly scheduled regional flights to 15 destinations in Central America through Sansa Airlines (Costa Rica) and Isleña (Honduras).

Point-to-Point Service

In addition to the destinations served through our hubs, we provide domestic and international point-to-point service between destinations in North, Central and South America, as well as Europe.

Cargo and Courier Operations

In addition to our passenger transportation operations, we generate revenue from our cargo and courier transportation operations, primarily from the air transportation of goods, on an airport to airport basis, and other complementary services. In addition, we also generate cargo and courier revenues by domestic and international shipments of small parcels, on a door-to-door basis and with defined transit time commitments.

Cargo

Our cargo business operates on most of the route network of our passenger business as we are able to efficiently use the belly capacity of our passenger fleet. In addition, we strengthen our destination offering through 92 interline agreements with other airlines and we rely on freighter-only operations. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export oriented companies and individual consumers. Our cargo business is operated by both Avianca Cargo and DEPRISA. In 2019, Avianca Cargo represented the largest cargo carrier in gross tons in Colombia, with 39.3% of market share according to Aeronautica Civil of Colombia. Additionally, Avianca Cargo ranked in the top three carriers of international freight in/out of Miami, with a 13.5% market share as stated in Miami International Airport’s Statistics.

Our international cargo operations are headquartered in Bogotá, and we also have significant cargo operations in Medellín and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. In Latin America, our cargo operations focus on Colombia, Ecuador, Peru, Brazil, Mexico, Argentina and Chile. We operate in/out of Europe through our passenger schedule services to Madrid, Barcelona, London and Munich and through our freighter service to Brussels. We also offer other destinations around the world through our block space, special prorate and commercial agreements.

Cargo flows are unidirectional. This characteristic is a key determinant in the structure of our cargo operations and especially relevant in markets featuring structural imbalances between inbound and outbound flows or during specific periods of disequilibrium. Lack of demand in one particular direction may force us to rely on different markets in order to maximize loads on return flights. In recent years, we believe we have successfully diversified our cargo business origins and destinations, creating a larger network that permits us to decrease regional dependence and maximize asset utilization.

In 2019, our cargo capacity in terms of ATKs increased 11.3% and our RTKs increased 12.1% as compared to 2018. This resulted in a 0.4 percentage point increase in our cargo load factor, from 57.3% in 2018 to 57.7% in 2019. According to IATA, the load factor in 2019 in the international and the total market was 51.8% and 46.7%, respectively. Our performance reflects our strategy of belly maximization and freighter schedule optimization.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	Year ended December 31,(1)
	2019	2018	2017
Total ATKs (millions)	2,739	2,460	2,489
Total RTKs (millions)	1,579	1,409	1,420
Weight of cargo carried (thousands of tons)	602	563	566
Total cargo yield (cargo revenue/RTKs, in $)	0.32	0.39	0.34
Total cargo load factor	57.7%	57.3%	57.0%

Courier

In addition to our cargo operations, we also offer domestic and international courier services. Under our DEPRISA brand, which is widely recognized throughout Colombia, we are committed to providing optimal logistics solutions in domestic and international delivery of documents, packages and other merchandise. DEPRISA is a significant player in the courier market with more than 225 sales branches in Colombia and more than 50 abroad, with 1,200 domestic destinations and 220 international destinations (as a result of Avianca Cargo’s alliance with UPS). DEPRISA offers a wide portfolio of products and superior delivery times, with premium service offering delivery in less than 24 hours and standard services ranging from 24 to 72 hours.

DEPRISA offers Avianca third-party logistics services complementary to transportation, such as storage, inventory control and global distribution of uniforms to employees.

Our courier revenue represented 1.3%, 1.3% and 1.4% of our total revenue for the years ended December 31, 2019, 2018 and 2017, respectively.

LifeMiles Loyalty Business

We believe that our strong loyalty business enhances customer loyalty and brand recognition and is one of our key strengths in improving our profitability.

Launched in March 2011, our loyalty program LifeMiles has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. Our LifeMiles program has enhanced loyalty to Avianca with approximately 9.7 million members as of December 31, 2019. With 13 Freddie Awards, LifeMiles is one of the most awarded programs in the Americas since 2013 and is the only Latin American program to have won a Freddie Award since 2012. LifeMiles’ 586 commercial partners include thousands of retail stores in core markets such as Colombia, El Salvador, Costa Rica, Guatemala and Peru, where members can earn and redeem their miles at the point of sale. These local coalitions strengthen engagement with members and allow members to earn miles on a higher percentage of their monthly spending. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card and earn miles through the retailer) on the same transaction. As of December 31, 2019, approximately 700,000 co-branded credit cards were active. In addition to accelerated program growth and increased presence of both the Avianca and LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles” and “Club LifeMiles.” As of December 31, 2019, we held a 70.0% ownership stake in LifeMiles.

LifeMiles contributes to the strength of our primary business in key commercial markets and supports yields through miles-based voluntary up-sell incentives. LifeMiles generates revenue through the commercialization of miles, many of which we sell to banks. We have 25 co-branded credit card partner banks, and active mileage sales agreements with approximately 100 financial institutions.

LifeMiles’ expenses can be grouped into reward costs and overhead costs. Reward costs represent over 80% of LifeMiles’ cost base and the primary reward cost is airline tickets, in which LifeMiles is required to pay Avianca for tickets redeemed by LifeMiles’ members to fly on Avianca or any of its air partners. Other reward costs include hotel nights, rental cars, tours and merchandise via the LifeMiles rewards catalog and directly in our retail partners’ stores, among others. Overhead costs include, but are not limited to, investments in marketing, operational costs and information technology costs and salaries.

LifeMiles’ business model provides strong operating margins, positive working capital and minimal capital expenditure requirements, which provides a unique ability to gain scale quickly. This business model includes an attractive cash flow cycle, with cash inflows from the sale of miles well in advance of the cash outflows corresponding to the redemption of those miles, making it possible for LifeMiles to earn interest on its cash balance. In addition, LifeMiles’ unit costs are largely contracted with its main partners for extended periods, providing visibility and stability to a significant portion of its total costs and gross margins.

Since the program’s inception, LifeMiles members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also LifeMiles members. LifeMiles’ gross billings were $333 million, $354 million and $308 million in 2019, 2018 and 2017.

We believe that LifeMiles is a key strategic asset for us and plan to continue investing in its expansion and evaluating opportunities to further unlock its value.

The following table sets forth certain operating statistics for LifeMiles:

	Year ended December 31,
	2019	2018	2017
Gross billings (in millions of $)	333	354	308
Total members (in millions)	9.7	8.9	7.8
Active commercial partners (non-air)	586	515	335

The term of our agreement with LifeMiles is until 2040. This agreement includes, among other provisions, a 20-year exclusivity with LifeMiles as the provider and operator of the frequent flyer program of Avianca and a formula that complies with the applicable transfer pricing rules in each jurisdiction, to calculate (i) the price of miles sold from LifeMiles to Avianca (which, in turn, are used by Avianca to incentivize customer loyalty) and (ii) to determine the price paid by LifeMiles to Avianca for reward tickets (when a member of the LifeMiles program redeems miles for air services with Avianca).

Ancillary Services

We provide certain ancillary services that complement our passenger and cargo business and further diversify our sources of revenue. Revenue from ancillary services primarily comprises sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), air transport-related services such as maintenance, crew training and other airport services provided to third party carriers through our Avianca Services division, service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales and charter flights.

Revenue from ancillary services accounted for 3.2%, 4.0% and 7.7% of our total revenue for the years ended December 31, 2019, 2018 and 2017, respectively.

Seasonality

Our operating results fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and during holidays in the fourth quarter (principally in December) and the southern hemisphere’s summer season in January. In addition, our first and second quarter results are influenced by whether Holy Week falls in March or April.

Strategic Partnerships, Alliances and Commercial Agreements

General

We have established strategic partnerships that allow us to improve our overall network, expand our international connectivity, offer more attractive benefits to our LifeMiles customers, enhance our brand and build customer loyalty and revenue. These strategic partnerships provide for commercial cooperation agreements, codeshare and interline arrangements, as well as marketing initiatives, loyalty program reciprocity or benefit sharing, enhanced service levels at airports and, potentially, equity or debt investments in us by our partners, or by us in our partners.

We are a member of Star Alliance, a global integrated airline network founded in 1997 and the largest and the most comprehensive airline alliance in the world. As of December 31, 2019, Star Alliance carriers served more than 1,300 airports in 195 countries with 19,000 daily flights. Additionally, our bilateral commercial alliances with other airlines enhance travel options for customers by providing better coverage to common destinations, additional mileage accrual and redemption opportunities and access to markets that we do not serve directly. These commercial alliances typically loyalty program reciprocity, code sharing of flight operations (whereby seats on one carrier’s selected flights can be marketed under the brand name of another carrier), coordination of passenger services, including ticketing, passenger check-in, baggage handling and passenger connection, and other resource-sharing activities.

We have interline agreements with approximately 80 airlines worldwide and 17 codeshare agreements to provide connections on the basis of a single ticket, paid in a single transaction and currency, usually with baggage checked through to final destinations and in some cases with boarding passes issued all the way through for all connecting flights. We have five intermodal agreements with Renfe trains in Spain, Great Western Railway in Britain, National Express intercity buses in Britain, OEBB trains in Austria and Deutsche Bahn coach and bus services in Germany.

These alliances enhance our network, providing more options, facilities and benefits to our customers and additional revenues to us.

United Copa Joint Business Arrangement

In November 2018, we entered into a three-way revenue-sharing joint business arrangement with United and Copa to effect a strategic and commercial partnership that we expect will bring new service and innovation for passengers travelling between the United States and 19 countries in Latin America. This long-term revenue sharing arrangement covers routes between the United States and Central and South America (excluding the Caribbean, Mexico and Brazil). The agreement allows us to share revenue, integrate services and coordinate pricing and schedules with United and Copa for service between the United States and Latin America. For more information, see “—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

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

Sales and Distribution

We strive to maintain a sophisticated sales process and a multichannel strategy with extended customer reach. We sell our products through the following primary distribution channels: (i) our website, (ii) our mobile app, (iii) call centers, (iv) airport stations, (v) free-standing stores, (vi) direct agents and (vii) third parties such as travel agents, including through their websites. We strive to increase the share of more profitable corporate travel agencies and to increase e-commerce penetration, thereby bypassing more expensive distribution. Direct internet bookings by our customers represent our lowest cost distribution channel. In addition, 22.9% of all sales were generated by online channels in 2019, which creates significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies.

We intend to continue consolidating our global agreements with major corporations, aiming to become the preferred corporate carrier in Latin America, and continue working closely with tourism boards to drive growth for both leisure and corporate travelers.

Set forth below is key data with respect to our main sales distribution channels in 2019:

•	Ticket and ancillary sales through direct ticket offices (airport ticket offices and city ticket offices) in Colombia and abroad accounted for 6.1% of our sales.

•	Ticket and ancillary sales through our direct agents, which are third-party agents that work for us on an exclusive basis, accounted for 2.0% of our sales.

•

Ticket and ancillary sales through our linked call centers, which are located in Colombia and El Salvador and handle reservations and sales calls with a reliable 24/7 customer service model, accounted for 4.8% of our sales. These call centers are linked to Getcom and are dedicated as a direct sales channel.

•	Ticket and ancillary sales through our website portals and mobile app accounted for 22.6% of our sales.

•	Ticket and ancillary sales through indirect channels accounted for 64.1% of our sales.

Aircraft

Long-term Fleet Plan

As part of our Avianca 2021 Plan, we are streamlining our fleet in order to increase efficiency and have renegotiated our aircraft purchase orders to align with our business strategy.

In December 2019, we amended our agreements with Airbus and Muisca Aviation Limited to reassign one A320neo aircraft and we amended our agreements with Boeing and Valderrama Aviation Limited to reassign two B787-9 aircraft and postpone delivery from 2021 to 2024.

In January 2020, we reached agreements with Airbus and BOC Aviation to optimize our fleet plan as part of our implementation of the Avianca 2021 Plan. We reduced our firm commitments with Airbus to 88 A320neo (from 108) for delivery in 2025 through 2028 (20 per year) and the remaining eight aircraft in 2029. We cancelled or deferred A320neo family deliveries in 2020 through 2024. We also entered into 12-year leases for up to 12 A320neo aircraft with BOC Aviation for deliveries after 2023. Additionally, in December 2019, we reached a mutually beneficial agreement with Boeing with regards to outstanding 787-9 deliveries and changed the delivery date for two aircraft from 2021 to 2024.

The following table sets forth our firm contractual deliveries scheduled as of March 31, 2020 through 2029:

Aircraft Type	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Boeing 787-9	—	—	—	—	2	—	—	—	—	—	2
Airbus A320neo	—	—	—	—	—	20	20	20	20	8	88
A320neo (BOC)	—	—	—	2	8	—	—	—	—	—	10

Total	—	—	—	2	10	20	20	20	20	8	100

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected.

General

As of December 31, 2019, we operated a fleet comprising 156 aircraft (145 passenger aircraft and 11 cargo aircraft), 99 of which were owned, 56 of which were subject to long-term leases and one under a short-term wet lease. For our freight operations, as of December 31, 2019, we operated two 767F-200S, six Airbus A330F and three A300F. As of December 31, 2019, the average age of our operating passenger fleet was 7.33 years.

The following table sets forth the composition of our operating fleet as of December 31, 2019:

	Number of aircraft
	Total	Owned and finance leases	Operating leases	Average age (years)	Seating capacity
Jets
Airbus A319	15	11	4	11.41	120
Airbus A319S	10	10	—	5.07	120
Airbus A320	44	28	16	9.81	150
Airbus A320S	13	3	10	5.05	150
Airbus A320neo	10	3	7	1.27	153
Airbus A321	2	1	1	12.29	194
Airbus A321S	11	6	5	5.14	194
Airbus A321neo	2	—	2	2.26	195
Airbus A330	10	3	7	8.25	252
Boeing B787	13	8	5	3.76	250

	Number of aircraft
	Total	Owned and finance leases	Operating leases	Average age (years)	Seating capacity
Turboprop
ATR72	15	15	—	5.60	68
Cargo

Airbus A330F	6	6	—	6.20	60 tons
Airbus A300F	3	3	—	26.19	40 tons
Boeing 767-200	2	2	—	32.59	40 tons

Total	156	99	57

The following table sets forth the scheduled expirations of our aircraft leases as of December 31, 2019:

Aircraft Type	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Airbus A319	2	—	—	2	—	—	—	—	—	—	—	—	4
Airbus A320	2	1	2	—	4	7	—	—	—	—	—	—	16
Airbus A320S	—	—	—	1	2	4	2	1	—	—	—	—	10
Airbus A320neo	—	—	—	—	—	—	2	—	2	—	—	3	7
Airbus A321	—	1	—	—	—	—	—	—	—	—	—	—	1
Airbus A321S	—	—	—	1	—	—	4	—	—	—	—	—	5
Airbus A321neo	—	—	—	—	—	—	—	—	—	2	—	—	2
Airbus A330	1	1	—	1	2	2	—	—	—	—	—	—	7
Boeing B787-8	—	—	1	1	2	—	1	—	—	—	—	—	5
Boeing B787-9	—	—	—	—	—	—	—	—	—	1	—	—	1

Total	5	3	3	6	10	13	9	1	2	3	—	3	58

Our operating aircraft are subject to long-term leases, require monthly lease payments and have purchase options at the end of the lease. In addition, we have one aircraft under a short-term wet lease. We are generally responsible for the maintenance, servicing, insurance, repair and overhaul of our leased aircraft. Under some of our lease agreements, we are required to make supplemental rent payments to aircraft leasing companies as deposits to guarantee the performance of overhaul work on aircraft under lease and are disbursed to cover overhaul costs. These funds are refunded to us to pay for scheduled overhauls. We record these payments as deposits and other assets under current and non-current assets in our consolidated financial statements. We are required to return leased aircraft in an agreed upon condition at the end of the leases. In certain lease agreements, we have agreed to make an end-of-lease adjustment. The rates to calculate this adjustment are set forth in the relevant lease agreement.

Of the 113 operating aircraft that we own or finance through financial debt, 88.5% are financed through commercial bank financing and some of these aircraft are supported by ECA financing and others under a private placement vehicle through guaranteed notes and loans. The average rate of these financings was 4.31% as of December 31, 2019.

Maintenance

General

Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers and the optimization of our fleet utilization.

Our maintenance facilities are located in Bogotá, Rionegro, Guatemala City and Lima and can perform line maintenance, heavy maintenance (except in Guatemala City), components maintenance, non-destructive tests and specialized services, which include scheduled and unscheduled aircraft maintenance checks, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs, as well as heavy airframe checks, including “C-checks” and structural checks.

We provide line maintenance services at most of our local stations. In addition, at our Rionegro facility, we provide heavy and components maintenance for other carriers through our Avianca Services business unit. Heavy maintenance comprises more complex inspections and “C-checks,” as well as aircraft servicing that cannot be completed overnight. Maintenance checks are performed as prescribed by aircraft manufacturers and approved and certified by international aviation authorities. These checks are based on the number of hours flown or the number of take-offs or calendar days.

All major engine repairs and overhauls are conducted by certified outside maintenance providers, including GE, Pratt & Whitney, IAI and Rolls Royce.

As of December 31, 2019, we employed 3,415 maintenance professionals, including administrative staff engineers, supervisors, technicians and inspectors. Each of our certified maintenance professionals is trained in maintenance procedures, completes our in-house training program and is licensed by the local authorities of the relevant country and, in many cases, by the FAA.

Maintenance Hangars

We have seven maintenance hangars, two of which are in Bogotá (one that can accommodate wide body planes such as a Boeing 767 and one that can accommodate narrow body planes), three of which are at the Rionegro Airport, one of which is in Guatemala and one in El Salvador used for line maintenance. We provide third party maintenance in each of these hangars.

Certifications

Our satellite repair station in Bogotá, our principal repair station in Rionegro, and our Aviateca repair stations in Guatemala City, Lima and El Salvador have certifications that allow us to perform maintenance on aircraft in these countries.

We are subject to approximately 250 annual audits by the aviation authorities in each of the countries in which we operate (including self-audits), in order to ensure that our maintenance procedures comply with the best practices and standards in the industry.

Operational Training Center

We use an operational training center located close to Bogotá’s El Dorado International Airport for pilots, flight attendants and technicians, as well as for administrative employees. The student population is approximately 600 per day. The operational training center has four full-flight simulators for A320, A320neo A330, B787 and two bays available for growth, one which is prepared to receive another A320 simulator in 2020. These simulators are operated by CAE, an independent third party that leases the space and services of the operational training center to us for approximately $323,000 per month. Upon the conclusion of the lease agreement’s term in 2037, we have the option to repurchase the operational training center, which we sold to CAE in 2017.

Fuel

Aircraft fuel prices comprise a variable and a fixed component. The variable component is set by the fuel refinery, reflects international price fluctuations for oil and exchange rates and is re-set monthly in the Colombian market. The fixed component is a spread charged by the fuel supplier and is usually a fixed cost per liter during the term of the contract.

Fuel costs represented 23.4%, 26.0% and 22.3% of our operating expenses in 2019, 2018 and 2017, respectively.

The following tables set forth certain information regarding our fuel consumption for the periods indicated:

	Year ended December 31,
	2019	2018	2017
Average price per gallon of jet fuel into plane (net of hedge) (in dollars)	2.23	2.34	1.91
Gallons consumed (in thousands)	534.0	518,248	483,512

	Year ended December 31,
	2019	2018	2017
Average price per gallon of jet fuel into plane (net of hedge) (in dollars)	2.23	2.34	1.91

Gallons consumed (in thousands)	495,237	447,946	452,987
ASKs (in millions)	54,410	53,310	48,401
Gallons per ASK (in thousands)	9.1	9.2	9.4

Except for ASKs, data in the table does not include regional operations in Central America or cargo operations.

Our fuel distributors in Bogotá are Puma Energy and Terpel. Terpel supplied us with 85.1%, 85.0% and 98.0% of our fuel needs in Colombia in 2019, 2018 and 2017, respectively, and 38.0%, 37.0% and 42.6% of our total fuel consumption. While Terpel is our primary fuel supplier in Colombia, there are three additional suppliers in certain Colombian regional airports, which distribute approximately 15% of the remaining volume in the country. We have a fuel supply agreement with Puma Energy for our fuel needs in El Salvador. We also have a fuel supply agreement with Repsol Marketing S.A.C., pursuant to which Repsol Marketing S.A.C. supplied us 96.5% of our fuel needs in Peru in 2019. Our fuel supply contracts have terms until October 31, 2020.

For information on the volatility of fuel prices, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results” “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.” In order to protect ourselves against volatile fuel prices, we have entered into derivative futures, forwards or options contracts in the past and may do so again. We also may negotiate customized hedging products with fuel distributors. As of December 31, 2019, we had hedges in place for approximately 2.5% of our projected consumption for 2020 through derivative instruments.

Marketing, Customer Experience and Advertising and Promotional Activities

The Avianca brand represents our forward-looking vision and we strive to be the preferred Latin American airline of our customers. In furtherance of this objective, we seek to continuously improve the quality of our marketing based on knowledge of travelers’ preferences and building on our relationships with our communication partners. Our brand vision is based on our key values of effort, innovation, connection and the importance of quality service and customer experience.

Beginning in May 2013, Avianca became the sole, unified brand for all of our commercial airline operations. We seek to enhance customer experience by delivering high quality professional service and connecting to our customers emotionally. Moreover, we have worked on improving our communication effectiveness and integration with sales activities, which enable us to drive demand and strengthen brand loyalty while maintaining a strong emotional bond built upon Latin American and Colombian heritage in our core markets and to expand it globally to other countries in which we operate.

We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies with activities that include television, print, radio, billboards and digital media (including social media), as well as targeted public relations events in the cities to which we fly. As corporate travelers constitute an important segment of our clientele, representing 24.9% of our revenue in 2019, we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering rewards that may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees and other services. As travelers’ habits evolve and the technologies they use change, we continuously adjust our marketing and advertising techniques and tools. We invest in innovative digital marketing tools to efficiently reach current and prospective customers and maximize our sales and returns.

Some of our promotional activities include (i) low fare promotions for domestic and international travel, pursuant to which special rates are available during certain time frames, (ii) travel packages that consist of airfare, hotel, car rental and activities bundles, (iii) “ancillaries promotions” to increase average spending of passengers on additional services such as upgrades to business cabin, additional luggage and preferential seats and (iv) network and destination promotional activities, based on our or third party budgets to increase demand to specific destinations (with low fares, activities of interest, hotels and tour operator alliances).

We seek to improve customer experience, cut costs, optimize decision-making, increase earnings and transform daily operation processes and activities through our digital innovations. Our goal is to increase revenue through increased ticket sales through digital channels and, in so doing, enhance customer loyalty and engagement. We expect that better digital marketing management and e-commerce practices will increase our ancillary sales and we hope that our digitization efforts will reduce sales costs by migrating sales from commissioned channels to non-commissioned digital platforms, and by partially replacing call center support with less costly support through our digital channels.

In 2019, we were chosen as the airline with the “Best Comfort for the Passenger in Latin America” in the TripAdvisor Travelers Smart Choice Awards for Airlines. We were also awarded by Kayak Awards for the Best Airlines in the categories “Best Comfort” and “Best In-flight Entertainment” in Latin America, besides being chosen as one of the two best in the category “Best Airline” and “Best Food” in the region. In January 2020, the Airline Passenger Experience Association (“APEX”) awarded us as one of 13 five-star major airlines in the world and the best overall airline in South America.

Competition

General

We face intense competition on our domestic and international routes from competing airlines, charter airlines and potential new entrants and also with regards to our loyalty program LifeMiles. Airlines compete mainly in the areas of pricing, scheduling (frequency and flight times), on-time performance, on-board experience, frequent flyer programs and other services.

The airline industry is highly sensitive to price discounting and the use of aggressive pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition and quality of offered services (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on airline competitiveness. See “Item 3. Key information—D. Risk Factors—Risks Relating to the Airline Industry—We operate in a highly competitive industry and actions by our competitors could adversely affect us.”

Low-cost carrier business models have been gaining market share in Latin America in recent years, particularly as challenging regional macroeconomic conditions persist and effect consumer purchasing power. The success of VivaAir Group and Wingo in Colombia, GOL Linhas Aéreas and Azul in Brazil, Viva Aerobus and Volaris in Mexico, JetSMART in Chile and Flybondi in Argentina are evidence of this trend.

Low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Our business model is significantly different from that of low-cost carriers and is predicated on providing a level of service that we consider superior and charging higher prices for this service. However, as low-cost carriers continue to penetrate our markets, downward pressure on the fares we charge could have a material adverse effect on our financial condition and results of operations and even compel us to reconsider our business model to adapt it to evolving passenger preferences. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—We expect to face increasing competition from low-cost carriers offering discounted fares.”

Commercial Airlines

Domestic Competition in Colombia

In the domestic Colombian passenger market, we compete primarily with LATAM, VivaAir, EasyFly, Satena and Wingo. We are the largest carrier with a share of 50.3% of the domestic Colombian passenger market in 2019, according to data provided by the CCAA.

According to the CCAA, in 2019, the market share of our largest competitor, LATAM, was approximately 21.1%; VivaAir had approximately 15.6%; Wingo had approximately 1.5%; Easyfly had approximately 7.0%; and Satena (a government-owned regional carrier) had approximately 4.3%.

Domestic Competition in Ecuador

In the domestic Ecuadorian passenger market, we compete primarily with LATAM and Tame Airlines. As of December 31, 2019, we operated six routes to six destinations and in 2019 we had 23.9% of market share, while LATAM had 40.2% and Tame Airlines had 34.8%.

International

In the international passenger market, we compete with a number of airlines (full-service and low-cost carriers), including Aeroméxico, Aerolíneas Argentinas, Air Canada, Air Europa, American Airlines, Copa Airlines, Delta Air Lines, Iberia, Interjet, JetSmart, Jet Blue Airways, LATAM, GOL Linhas Aéreas, Sky Airline, Spirit Airlines, United Airlines, Viva Air, Volaris and Wingo.

The global airline industry has been adapting to an increase in liberalized or “open skies” air transport agreements between nations. “Open skies” air transport agreements exist between the countries of the European Union and between Europe and the United States; in Latin America, multilateral “open skies” agreements exist between Colombia, Ecuador, Peru and Bolivia and bilateral “open skies” agreements between some of these countries and the United States. El Salvador also has an “open skies” policy. As a general matter, these liberalized or “open skies” air transport agreements serve to (i) reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and (ii) promote competitive pricing.

As a result of this continuing trend toward liberalized or “open skies” air transport agreements, a number of countries to which we fly have been negotiating to further liberalize or provide more flexibility to their agreements, which may change to the competitive environment. It is likely that the Colombian government will eventually liberalize restrictions on international travel to and from our Bogotá hub by, among other things, granting new route rights and flights to competing airlines and generally promoting increasing numbers of market participants on the routes we serve. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting airlines and consolidation in the industry.”

Cargo and Courier

Our main cargo network hubs are located at El Dorado Airport in Bogotá and at Miami’s international airport. With respect to our international cargo operations, our main competitor is LATAM and other competitors include Atlas Air, Sky Lease, UPS, Cargolux, Amerijet and American Airlines.

With respect to our domestic Colombian cargo operations, our main competitor is LATAM Cargo, which has large cargo operations at El Dorado Airport and provides similar coverage as us. In 2019, we were market leaders in domestic Colombian operations with 40.5% market share, according to Aeronáutica Civil data from December 2019.

The Colombian courier market is highly competitive and dispersed, largely due to the presence of informal and urban messenger players such as Rappi, Mensajeros Urbanos and Cabify Express. Our main competitors in the domestic Colombian courier market are Servientrega, Coordinadora, TCC, Envia and 4/72. DEPRISA also competes with FedEx, UPS and DHL in the international courier market.

LifeMiles

LifeMiles’ direct competitors in Latin America are other loyalty programs in the travel, retail banking and retail sectors. Each of the airlines that have a significant presence in our core markets have frequent flyer programs that compete with LifeMiles, maintaining co-branded credit card portfolios with a variety of banks throughout Latin America that compete with LifeMiles co-branded credit cards. LifeMiles’ main competitors include the loyalty programs of Latin American-based Copa Airlines and LATAM and major U.S. airlines such as American Airlines, Delta Air Lines and United Airlines.

In addition to airlines, a few major Latin American banks and retailers have established separate entities to own and manage loyalty programs, which remain relatively fragmented in our core markets and most of which are single proprietary in-house programs.

Bank loyalty programs have been growing on the back of strong partnerships with commercial partners other than airlines, leveraging well-established relationships to boost proprietary rewards credit card products.

The formal retail sector in our core markets is relatively concentrated and most major players have well-established customer loyalty programs that are embedded within their retail operations. In Colombia, Exito, the country’s largest retailer, has the Puntos Colombia loyalty program in partnership with Bancolombia. Similar to proprietary rewards credit card programs, we expect LifeMiles to compete and simultaneously partner with Puntos Colombia generating gross billings through miles conversion. We have similar arrangements with Bonus in Peru and other proprietary retail loyalty programs and service providers in the region. We compete with other key retailers including Olímpica, La 14, D1 and Jerónimo Martins in Colombia, Falabella, InRetail and Cencosud in Peru and Walmart in Central America.

Additionally, there are a variety of advertising agencies and marketing services companies that provide white-label loyalty program operations to companies in the region. These white-label loyalty marketing companies typically charge markups on redemptions, customer service fees, systems delivery costs and other ancillary services. They normally do not own the loyalty point liability and do not generate revenue for points that expire. White-label loyalty program operators work in a part of the market with lower barriers to entry and are generally small.

Safety

We are committed to the safety of our customers and ground and flight operations employees. In 2019, we implemented safety performance indicators to improve decision-making processes based on data. As part of this initiative, our flight operations implemented a flight data analysis software based on cloud services, our ground operations implemented a ground risk management program and our maintenance operations implemented a maintenance risk management program.

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

The FAA periodically audits the civil aviation authorities of other countries, and each country is given an IASA rating and an IOSA audit implemented for the industry by IATA. The IASA rating for Colombia, El Salvador, Costa Rica and Peru is Category 1, which is the highest rating and indicates a strong level of confidence in the safety regulation of each country’s respective civil aviation authority.

We are an active member of IATA’s Safety Group, IATA’s Accident Classification Group, ALTA/IATA’s Safety Group (regional), Star Alliance, Safety Committee and the Colombian Safety Group.

We continuously invest in the safety training of our employees and, as part of our implementation of an operational safety culture program, in 2019, we partnered with IATA to conduct a survey on our operational safety culture.

Security

We are subject to the security regulations of each of the countries in which we operate.

Our security director reports to our safety, security, risks and compliance general director and works within the framework of the security management system designed by IATA. Our director of aviation and corporate security works closely with all areas to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering related schemes.

As part of our security measures, we have (i) adopted a code of conduct that is signed by all employees (ii) adopted a hiring process that includes background checks, home visits, psychological evaluations, integrity tests and polygraph tests; (iii) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (iv) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (v) increased the level of supervision and training for security coordinators, increased the training for interviewers and increased the presence of security personnel in areas such as catering and baggage; (vi) increased the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (vii) improved the training of x-ray operators; and (viii) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions sanctions and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities.

We work with Central American, South American, European and U.S. authorities to implement interdiction measures, which, in 2019, resulted in the seizure of 965.7 kilograms of illegal substances our security operating procedures are periodically subject to internal and external audits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.”

Airport Facilities

Our operations are focused out of our hubs at Bogotá’s El Dorado International Airport and El Salvador’s International Airport. In 2019, we operated from 76 airports in the Americas and Europe, including 26 airports in Colombia. We lease check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport

In April 2018, we fully migrated our domestic operations to El Dorado International Airport which, in 2019, operated 219,114 domestic flights and 94,360 international flights. In 2019, we operated an average of 331 domestic flights and 125 international flights per day, representing approximately 78% of our Colombian domestic flights and approximately 45% of our total international flights that either departed from or arrived at El Dorado International Airport.

El Dorado International Airport is undergoing a multi-phase expansion plan and implementing additional infrastructure and technology enhancements intended to improve schedule punctuality as well as passenger and baggage connecting times. The airport has two runways with a combined capacity of 40 departures and 34 arrivals per hour (weather permitting). Night operations are subject to reduced capacity due to noise abatement procedures. The airport is located at a high altitude (approximately 2,600 meters above sea level), which, together with temperature conditions, result in payload restrictions and require lower takeoff weight as a result of reduced aircraft performance.

We lease airport space for our check-in counters, ticket sales facilities, VIP lounges and back office operations from OPAIN.

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

El Salvador International Airport is located approximately 41 kilometers from the country’s capital San Salvador. Avianca carried nearly 2.5 million passengers in El Salvador in 2019, 44% of which connected to one of our 24 destinations offered from this hub.

This airport comprises a single passenger terminal with 14 boarding bridges and nine remote positions, one cargo terminal and separate maintenance facilities. The El Salvadorian government is evaluating a plan that would significantly increase the number of gates and add a second runway. We are actively participating in the logistics and efforts to modernize the current terminal and are proactively contributing expertise in the development of the master plans for the construction of a new terminal. We are also participating in the governmental project to transform the areas next to the airport into an aeronautical cluster.

The El Salvador International Airport is government-owned and operated by an autonomous port authority entity, Comisión Ejecutiva Portuaria Autónoma (“CEPA”). We have entered into an operations contract with CEPA regarding access fees, landing rights and allocation of terminal gates. We lease airport space for our check-in counters, offices, warehouses and maintenance operations.

Insurance

We maintain insurance policies covering damage to our property and third-party liability, among other liabilities, with reputable insurance companies. We have obtained the insurance coverage required by the terms of our leasing and financing agreements and believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. In 2019, we paid $24.5 million in insurance premiums and had a total insured value of $9.5 billion.

We have also contracted liability insurance with respect to our directors and officers.

Intellectual Property

We believe the Avianca brand is a household name in Colombia. We have registered the trademark Avianca with the trademark office in Colombia as well as in other countries, including the United States. Avianca Holdings is the owner of the figurative trademark while Avianca remains the owner of the nominative trademark. Both the figurative and the nominative trademark Avianca are used to identify, from a commercial standpoint, all or operating airlines. As discussed below, as of the date of this annual report, our intellectual property rights, including the Avianca brand, are pledged to creditors.

To identify our Colombian courier services, we use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc. To identify international courier services from the United States to Colombia, we use the Avianca Express trademark under a license agreement; we also have a franchise agreement by which we use this trademark to commercialize courier services from Spain to some Andean countries. We began using the Avianca Cargo trademark to identify international cargo services provided by our subsidiary company Tampa Cargo and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary LifeMiles Ltd., to identify our loyalty program. In 2019, we terminated our trademark agreements with Oceanair (which operated as Avianca Brasil) and with Avian Lineas Aereas S.A. in Argentina. As of the date of this annual report, we do not license our trademarks to any third parties.

In 2019, we registered the Avianca Express trademark in Colombia and licensed this trademark to our subsidiary Regional Express Americas S.A.S. to identify our regional air passenger transportation services.

Our obligations under our senior secured notes due 2023 are secured by, among other things, security interests in, and pledges or mortgages over, the following intellectual property rights:

(A) the Avianca trademark and variations thereof owned by Avianca;

(B) the Aerogal, Air Galapagos, Air Guayaquil, Galapagos Air and related trademarks owned by Avianca Ecuador S.A.;

(C) the DEPRISA trademark owned by International Trade Marks Agency Inc.;

(D) the Flybox trademark owned by Latin Logistics, LLC; and

(E) the Tampa, Tampa Cargo, Cargo Link, Aerolineas Tampa trademarks owned by Tampa Cargo S.A.S.

For more information on our intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we are unable to protect our intellectual property rights, specifically our trademarks and trade names, we could be adversely affected.”

Regulation

Colombia

Overview

Avianca is a sociedad anónima organized and existing under the laws of Colombia. It is qualified to hold property and transact business as a sociedad anónima and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

Tampa Cargo is a sociedad por acciones simplificada organized and existing under the laws of Colombia. It is qualified to hold property and transact business as a sociedad por acciones simplificada and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force. Regional Express Américas S.A.S. is a sociedad por acciones simplificada organized and existing under the laws of Colombia. It is qualified to hold property and transact business as a sociedad por acciones simplificada and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing carrier services under applicable Colombian laws have been obtained and are in full force.

The aeronautical policy of the Civil Aeronautical Regulatory Body of Colombia (Aeronáutica Civil de Colombia) applies to passengers and cargo flying in the open skies in both the domestic market and the international market. There are no governmental policies that materially restrict our airline services in Colombia.

Colombia is not a declared “open skies country” internationally except in certain of the countries of the American continent and with regards to air operations in certain international airports such as San Andrés and Cartagena. Colombia is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between Colombia and various other countries, among others.

Notwithstanding these agreements, we are subject to permits, laws, regulations and operational restrictions provided by each of the different aviation authorities of countries in which we operate, and the ongoing operational costs that local or regional authorities apply.

Authorizations and Licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority (CCAA). For domestic and international aviation, airlines must present feasibility studies to obtain specific traffic rights. In Colombia, Avianca operates air transport services on international and domestic routes, Avianca Express is a domestic carrier of air transport services on secondary routes and Tampa Cargo is a carrier of commercial cargo air transport service. Under Colombian law, Avianca Costa Rica, Avianca Ecuador, Avianca Perú and Taca International Airlines are considered foreign airlines and thus have to meet the requirements established by their respective countries and the bilateral agreements between Colombia and these countries.

To provide commercial air transport service, it is necessary to own or lease at least five certified aircraft and have a paid-in minimum capital equal to 10,000 monthly legal minimum wages (approximately $2.5 million). To provide air transport services on secondary routes, it is necessary to own or lease at least three certified aircraft and have a paid-in minimum capital equal to 7,000 monthly legal minimum wages (approximately $1.7 million). To provide commercial cargo air transport service, it is necessary to own or lease at least two certified aircraft and have a paid-in minimum capital equal to 1,750 monthly legal minimum wages (approximately $0.5 million).

In the past, the CCAA established a mandatory fuel surcharge with minimum fares for each route. However, by means of Resolution 904 of February 28, 2012, the CCAA established (i) fuel surcharge freedom for national and foreign passengers or cargo carriers operating in Colombia, which are included in airfares, and (ii) tariff freedom for air transportation services. Airlines must inform all public tariffs, as well as their conditions, to CCAA at least one day after their publication, and promotional fares prior to their application. Since November 2006, all customers are charged an administrative fee in connection with the purchase of airline tickets (although this fee is at the discretion of the seller for internet sales).

Our airlines have private carriers status, which means they are not required under Colombian law to serve any particular route and are free to withdraw their services from any of the routes they currently serve, subject to domestic law, and, in the case of international service, subject to bilateral agreements. Our airlines are also free to determine the frequency of the services that they offer across their route network, without any minimum frequencies imposed by law or Colombian authorities.

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) and Operational Specifications issued by the CCAA. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used and capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the

CCAA and the members of the Commercial Aviation Projects Evaluating Group (Grupo Evaluador de Proyectos Aerocomerciales) of the CCAA is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region. Colombian law also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Airworthiness Certificate (Certificado de Aeronavegabilidad) issued by the CCAA.

Colombian law requires that aircraft operated by national carriers be registered with the Colombian National Aviation Registry (Registro Aeronáutico Nacional) kept by the CCAA, and that the aforementioned certify the air-worthiness of each aircraft in Avianca’s fleet.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation and Ports Superintendency (Superintendencia de Puertos y Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation and Ports Superintendency is in charge of the evaluation of the financial and managerial aspects of each airline, among other things.

Under Colombian commercial law, air transportation is considered a public service and, therefore, certain elements of the general conditions of carriage entered into by airlines and passengers are expressly covered under law and/or approved by the CCAA. For instance, if a carrier decides to include a new condition on its general conditions of carriage, it must request the approval of the CCAA. However, some elements cannot be modified, such as carrier liability with respect to domestic service, regulated by Article 1180 of the Colombian Commercial Code and the Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999 (Montreal Convention) for International Service.

Passengers in Colombia are also entitled by law to compensation in cases of excessive delays, over-bookings and cancellations. Furthermore, local law establishes sanctions for more than one-hour delays and for flight cancellations, regardless of the compensatory measures that the airlines may adopt, which trigger the obligation to compensate passengers and increases the compensatory amounts.

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

The Montreal Convention, as approved and adopted by Colombia by means of Law 701 of 2001, imposes duties upon Colombian airlines with respect to their international services. Under these rules, airlines are responsible for compliance with certain obligations regarding quality and passenger security, as well as for damages sustained in case of any death of, or bodily injury to, a passenger, which occurs on board, as well as for baggage loss or damage. This convention applies to international transportation between Colombia and the territory of another party to the convention, regardless of whether there is an interruption in the transportation or a trans-shipment, or whether, prior to arriving in, or departing from, Colombia, there is an agreed stop-over within the territory of another state. Under Article 17 of the convention, a carrier is liable for damages sustained in case of death or bodily injury of a passenger under the condition that the accident, which caused the death or injury, took place on board the aircraft or in the course of any of the operations of embarking or disembarking. Air carriers are responsible, even if not at fault, for proven damages up to 128,821 Special Drawing Rights (“SDRs”), which represent a mix of currencies established by the International Monetary Fund. For damages above 128,821 SDRs, the airline may avoid liability by showing that the accident that caused the injury or death was not due to its negligence or was the fault of a third party. In the case of cargo business, the liability of the carrier is absolutely limited to 22 SDRs/Kg. These provisions also cover baggage and delays.

Security

Chapters 160 and 175 of the Colombian Civil Aviation Regulations encompass all aspects of civil aviation security, including (i) implementation of certain security measures by carriers and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers, (iv) inspection of vehicles and (v) transportation of firearms, explosives and dangerous goods.

Environmental Regulation

We are subject to general environmental regulations of Colombia, such as Law 99 of 1993, as amended, and other laws, decrees and local resolutions which regulate the management, use and exploitation of natural resources and their contamination. Pursuant to these regulations, we prepared Environmental Management Programs (Programas de Manejo Ambiental) detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise, among others. Additionally, we must maintain certain permits and authorizations for the use and management of natural resources, such as a concession for the use of drinking water. If we fail to abide by the environmental regulations or administrative acts issued by the relevant environmental authorities, we may be subject to penalties or fines.

In addition, Colombian regulations (Reglamentos Aeronáuticos de Colombia, RAC) set forth a general environmental policy establishing that the CCAA must comply with Colombian environmental regulations, including the environmental license issued by Colombia’s National Authority of Environmental Licenses (ANLA), and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be respected when providing aviation services. The RAC requires that noise levels be kept on or below the levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the CCAA or the competent authority of each country member of ICAO. If noise levels exceed the limits, the CCAA has the power and authority to sanction and penalize carriers with fines.

If the CCAA determines that our operations or facilities do not meet the RAC standards or otherwise fail to comply with Colombian environmental regulations, we could be subject to a fine. In December 2019, we confirmed the ISO 14.001:2015 certificate of our MRO hangar and support facilities at Rionegro, Colombia by the Colombian standardization body ICONTEC, as a duly accredited entity. In the coming years we expect to maintain these environmental quality certifications and increase the number of certified facilities. We have also prepared environmental management programs designed to ensure our compliance with environmental regulations, including the requirements of the RAC. While we do not believe that compliance with these or other environmental regulations that may be applicable to us will expose us to material expenditures, compliance could increase our costs and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways.

Currently, there is an operational restriction on overflight in Bogotá between 12 p.m. and 6 a.m. For this reason, the South and North runways of El Dorado International Airport are limited to takeoffs in the East – West direction and landings in the West – East direction. In addition, operations from the South runway of the El Dorado International Airport have limited overflights in Bogotá between 10:00 p.m. and 12:00 p.m., with certain exceptions, in order to protect flight operations.

In January 2017, Colombia established a carbon tax on fossil fuels, which affects, among others, the airline industry. The Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales – DIAN) issued an interpretation indicating that fuel used for international flights constitutes an export, and therefore is not subject to the carbon tax.

In 2019, the period for monitoring and reporting of emissions of international flights under the Carbon Offsetting and Reduction Scheme for International Aviation by the members states of ICAO began, pursuant to which emission reports must comply with approved monitoring emissions plans.

Bilateral Agreements

Bilateral or multilateral agreements between countries regulate other aspects of our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. We consider Colombia’s principal bilateral agreements to include those with the United States, the United Kingdom, Spain, the Andean Pact countries (Ecuador, Peru and Bolivia), Mexico, Brazil, El Salvador, Costa Rica, Guatemala, Germany, Cuba, Aruba, Curaçao and Argentina. The bilateral agreement with the United States was modified and, since the beginning of 2013, is an “open skies” agreement that allows foreign scheduled and charter air transportation of persons, property and mail via Colombia and intermediate points to the

United States and beyond. On December 14, 2018, the United States and the Colombian authorities agreed to permit “open skies” operations for cargo flights on the basis of comity and reciprocity. In the bilateral agreement with Spain, which was modified in June 2018, the authorities agreed to grant, for passenger and cargo flights, between Colombia and Spain third and fourth freedom rights, a free frequencies capacity and 37 frequencies with fifth freedom rights for each of the parties. In late 2019, Colombia and Chile agreed to extend their bilateral agreement up to fifth freedom rights for cargo operations within South America and to include seven new weekly frequencies to points beyond South America.

The CCAA allocates rights obtained pursuant to bilateral agreements to specific airlines. In 2019, the CCAA authorized Avianca S.A., among others, to operate from Bogotá to Asunción with Seven weekly frequencies, to Cuzco with seven weekly frequencies, to San José with 21 weekly frequencies, to Toronto with seven weekly frequencies, to Paris with four weekly frequencies and to Porto Alegre with seven weekly frequencies. If we do not use these rights within nine months (or 18 months if a nine-month extension is granted) from their effective date, they will expire.

Colombia has “open skies” agreements with the Andean Pact countries, El Salvador, Costa Rica and the United States, among others, pursuant to which there are no regulations on the numbers of flights. The bilateral agreement with Argentina provides for 37 weekly flights by each country’s designated carrier. At this time, the bilateral agreement with Brazil provides 70 weekly flights by each country’s designated carrier, 21 of them with fifth freedom air rights.

Colombia is party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which, among other things, allows airlines from these countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport Agreement and/or Memorandum of Understanding with the following countries: Germany, French Antilles, Saudi Arabia, Argentina, Aruba, Australia, Austria, Bahamas, Barbados, Belgium, Brazil, Cabo Verde, Canada, Chile, China, Korea, Costa Rica, Cuba, Curaçao, Denmark, Norway, Sweden, Ecuador, El Salvador, United Arab Emirates, Spain, Ethiopia, Finland, France, Greece, Guatemala, Holland, India, Iceland, Israel, Italy, Jamaica, Jordan, Kenya, Luxemburg, Morocco, Mexico, New Zealand, Panama, Paraguay, Portugal, Qatar, United Kingdom, United States, Dominican Republic, Rwanda, Seychelles, Singapore, Switzerland, South Africa, Surinam, Turkey, Uruguay, Latvia, Czech Republic, Cyprus, Poland, Kwait, Ghana, Antigua and Barbuda, Guyana, Zambia and Venezuela.

We believe that it is likely that the Colombian government will eventually liberalize the current restrictions on international travel to and from Colombia by, among other things, granting new route rights and flights to competing airlines and generally promoting increased numbers of market participants on routes we serve. As a result of this liberalization, we could face substantial new competition, which may erode our pricing and market share and have a material adverse effect on our financial position and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—We face increasing competition from other international airlines due to the continuing liberalization of restrictions traditionally affecting airlines and consolidation in the industry.”

Ownership and Control

The Colombian State Council (Consejo de Estado—Sala de Consulta y Servicio Civil), in an opinion dated April 6, 2000, declared that article 1426 of the Commerce Code, which established a 40% limitation on foreign investment in Colombian airlines, was no longer applicable as it is considered to have been tacitly overturned by Decree 1068 of 2015 (Foreign Investment Statute), and stated that, from a Colombian law perspective, there are no restrictions on foreign investment in Colombian airlines. However, some of Colombia’s bilateral agreements do restrict foreign investment in Colombian airlines. For example, bilateral agreements entered into by Colombia with the United States, Canada, the United Kingdom, France, China and Germany contain requirements that each designated airline remain substantially owned and effectively controlled by a Colombian governmental entity or Colombian nationals. Nevertheless, United States, Canada and China granted a waiver to the Colombian airlines under certain conditions.

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

Agreements entered into by Colombia with countries such as Spain, the Netherlands, Portugal, Bolivia, Ecuador, Peru, Panama, Chile, the Dominican Republic, Cuba, and Costa Rica, among others, require that Colombian designated airlines are incorporated, have principal domicile, management, operation and offices within the Colombian territory and that its oversight and control is performed by the national aeronautical authority.

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

El Salvador

Overview

Taca International is a sociedad anónima duly organized and validly existing under the laws of El Salvador. It is duly qualified to hold property and transact business as a sociedad anónima, and holds all licenses, certificates and permits from governmental authorities necessary for the conduct of its business as now conducted. All consents, licenses, approvals, registration and authorizations as may be required in connection with providing airline services under applicable Salvadorian laws have been obtained or affected and are in full force and effect.

By means of Legislative Decree No. 126 dated September 1972, Taca International was named as a national air carrier, for the effect of being considered as such in the countries where it provides or is willing to provide air transport services. Effective legal control and principal place of business is remains in El Salvador.

Any failure to maintain the required foreign and domestic governmental authorizations would adversely affect our operations. We are subject to national and international regulations that may vary frequently and are beyond of our control. These may result in an increase in costs and/or operational requirements and restrictions. Also, there is instability concerning governmental policies, due to a highly polarized political environment.

The government of El Salvador has declared an “open skies” policy when negotiating air transport agreements and traffic rights. The civil aviation law provides for an open skies regime and, as a result, is now open skies based on reciprocity. This new regime includes up to seventh air freedom rights for cargo operations.

Authorizations and Licenses

The civil aviation law of El Salvador requires that airlines authorized to operate national or international air transport services possess an operation certificate and an operating permit issued by the AAC. An operating permit sets forth the routes, rights and the frequency of the flights that are permitted to be flown. An operating permit is valid for five years and must be modified each time a carrier intends to add or cancel new routes or flight frequencies. In addition, a carrier is also required to present revised itineraries to the AAC each time it intends to change its schedules, the aircraft servicing its routes and flight and route frequencies. We have the required operating certificates and permits and are in compliance with all regulations requiring the presentation of revised itineraries.

The civil aviation law of El Salvador requires that carriers register their aircraft with the Salvadorian Civil Aviation Registry (“RAS”), which is maintained by the AAC, and that aircraft be subject to periodic inspection by the AAC. The AAC is responsible for certifying that each aircraft in a carrier’s fleet meets the safety standards required by the AAC’s aeronautical regulations. Each of our aircraft that flies to El Salvador is properly registered and certified with the AAC.

Safety Rating

El Salvador has FAA Category 1 status, which allows Salvadorian airlines to operate flights to and from the United States. Category 1 status signifies that a nation’s aeronautical regime fulfills all necessary standards of operational safety established by ICAO. Category 1 status is based upon the FAA’s review of various safety standards with respect to the regulations, licensing of personnel, condition of the aircraft, airline monitoring, pilot training, maintenance, repair and overhaul facilities and aeronautical organizations.

Bilateral and Open Skies Agreements

El Salvador is subject to multilateral and/or bilateral air transport agreements that provide for the exchange of air traffic rights between El Salvador and various other countries. Until recently, El Salvador has been actively negotiating these agreements. Operations to countries where there is no air transport agreement have been negotiated under reciprocity, such as with Costa Rica and Peru.

El Salvador is party to a multilateral agreement known as CA-4 with Guatemala, Honduras and Nicaragua, which allows airlines from these countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also party to air transport agreements or memoranda of understanding with the following countries: Spain, Mexico, United Kingdom, Cuba, China (Taiwan), Ecuador, the United Arab Emirates, Turkey, Chile, Colombia, Canada (agreement already ratified by El Salvador, pending to be ratified and published by Canada), United States, Panamá and Qatar, as well as of the Caribbean States Association (Asociación de Estados del Caribe).

Peru

Overview

Peruvian law requires that all airlines organized in Peru that provide commercial services to and from Peru hold an operations permit valid for a maximum period of four years and an Air Services Operator Certificate (“ASEC”), issued by the Peruvian DGAC without an expiration term (it can, however, be revoked by the Peruvian DGAC under certain circumstances). Both must be modified each time a carrier modifies the characteristics of its service or operation. An operations permit specifies a carrier’s designated routes, the equipment it may use, its permitted capacity and its flight frequencies.

Peruvian law requires that carriers register their aircraft or aircraft utilization agreements in the Public Aircraft Registry of the Registry Office of the National Superintendency of Public Registrar (“SUNARP”). The Peruvian DGAC is responsible for issuing a conformity certification of airworthiness for each aircraft in a carrier’s fleet, which is valid for two years and must be renewed thereafter. Additionally, the Peruvian DGAC approves all technical aspects of a carrier’s operation and any modifications or changes. We have the required operations permit and ASEC as required by the Peruvian DGAC and our aircraft which fly in Peru are properly registered with the SUNARP and have all other permits required by Peruvian law.

Safety

Peru has FAA Category 1 status, which allows Peruvian airlines to operate flights to and from the United States.

Bilateral and Open Skies Agreements

Peru has entered into 64 bilateral agreements and other memoranda of understanding, several of which are open sky agreements, which allow Peruvian airlines to fly to the United States and various countries in South America, Central America, Europe, Africa and Asia.

Foreign Ownership

Peruvian law requires that “national airline services” can only be provided by Peruvian natural persons and legal entities.

A Peruvian legal entity is an entity that complies with the following requirements:

•	the entity has its principal domicile in Peru;

•	a majority plus one of the directors, managers and persons who control the entity’s management must be Peruvian nationals or must be permanently domiciled in Peru;

•	the legal entity’s property must substantially be Peruvian; and

•

at least 51% of the entity’s stock must be under the control of stockholders that are Peruvian nationals who are permanently domiciled in Peru during the first six months of operations, thereafter the participation can be modified up to 70% for the foreigner’s participation.

In addition, Peruvian law further requires that a Peruvian legal entity:

•	must be organized in accordance with Peruvian law; and

•	must indicate that its legal purpose is providing airline service.

Antitrust Regulation and Competition

The National Institution of Competition Defense and Intellectual Property (“INDECOPI”) does not restrict or penalize dominant market positions or monopolies, but regulates behaviors that might constitute an abuse of these positions in detriment of competitors. It regulates anticompetitive practices between airlines, the registry of tariffs and the modification, cancellation or suspension of operations. INDECOPI also has authority to regulate protection of passenger rights.

A business concentration is subject to the prior control procedure of INDECOPI when (i) the total sum of the annual sales value or gross income of the companies involved in the business concentration within Peru, reached a value of approximately $149, 235,294.11 or more during the preceding tax year in which the operation is reported; (ii) the value of annual sales or gross receipts in Peru of at least two of the companies involved in the concentration reached a value equal to or greater than approximately $22,764,705.88 each during the fiscal year preceding the fiscal year in which the transaction is reported.

Noise Regulations

Peru has adopted noise regulations applicable to the airline industry. These regulations provide that no person can operate an aircraft to or from an airport in Peru that does not comply with the applicable noise regulations. Our aircraft which fly in Peru comply with applicable noise regulations.

Ecuador

Overview

Avianca Ecuador, formerly known as Aerogal, is a private carrier organized under the laws of Ecuador. In 2017, the aviation authority of Ecuador approved the name change and both the AOCR and the operation permit were updated to replace Aerogal with Avianca Ecuador S.A.

Authorizations and Licenses

The aviation market in Ecuador is heavily regulated by the Ecuadorian DGAC. For domestic aviation, airlines must present feasibility studies to secure specific route rights, and no airline may serve city pairs without an Airline Operation Certificate (“AOC”). In Ecuador, there is a surcharge for fuel on ticket prices and an administrative fee in connection with purchases of airline tickets.

Avianca Ecuador’s status as a private carrier means that it is not required under Ecuadorian law to serve any particular route and is free to withdraw service from any of the routes it serves as it sees fit, subject to bilateral agreements in the case of international service. Avianca Ecuador is also free to determine the frequency of the services it offers across its route network without any minimum frequencies imposed by the Ecuadorian authorities, but the number of frequencies must be set forth on the respective permit.

Ecuadorian law requires airlines providing commercial passenger service in Ecuador to maintain an AOC issued by the Ecuadorian DGAC. The AOC lists the airline’s routes, equipment used, capacity and frequency of flights. The AOC must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified.

Ecuadorian law also requires that aircraft operated by us be registered with the Ecuadorian National Aviation Registry (Registro Aeronautico Nacional) kept by the Ecuadorian DGAC, and that the Ecuadorian DGAC certify the air-worthiness of each aircraft in our fleet.

Furthermore, Ecuadorian airlines are subject to the authority of the Ecuadorian Civil Aviation Counsel (“CNAC”). The CNAC is in charge of granting operations permits for routes and frequencies and evaluating the financial, technical and managerial aspects of each airline, among other things.

Under Ecuadorian commercial law, certain of the standard terms and conditions of air transportation agreements entered into by airlines and passengers are covered by law. Passengers in Ecuador, for example, are entitled by law to compensation in cases of delays in excess of four hours, over-bookings and cancellations.

The Montreal Convention was approved and adopted by Ecuador by means of Law 701 of 2001. For information on the main terms of the Montreal Convention, see “—Colombia.”

Security

Parts 107 and 108 of the Ecuadorian regulaciones técnicas de la DAC (“RDAC”) regulate all aspects of civil aviation security, including, (i) implementation of certain security measures by airlines and airports, such as the requirement that all passenger luggage be screened for explosives, (ii) designation of restricted areas, (iii) systems of airport controls for identification of passengers, (iv) inspection of vehicles and (v) the transportation of explosives and dangerous goods. In addition, RDAC 1544 regulates civil aviation security.

Environmental Regulation

We are subject to the general environmental regulations of Ecuador and other laws, decrees and local resolutions which regulate the management of natural resources and their contamination. Pursuant to these regulations, we prepared Environmental Management Programas (Programs de Manejo Ambiental), detailing the procedures to be followed in connection with any activity that has any environmental impact, including solid and liquid waste management, hazardous waste management and the management of effluents and noise. If we fail to abide by applicable environmental regulations, we may be subject to penalties or fines.

In addition, the RDAC contains a general environmental policy establishing that the Ecuadorian DGAC must comply with Ecuadorian environmental regulations and must require the compliance of parties involved in the Ecuadorian civil aviation industry. The RDAC includes provisions and guidelines relating to noise and effluents that must be followed in the provision of aviation services. The RDAC requires that noise levels be kept below levels established under Ecuadorian law. Compliance is evidenced by means of a certificate (Certificado de Homologación de Ruido) that must be obtained for each aircraft from the Ecuadorian DGAC or the competent authority of each country member of ICAO. If noise levels exceed the limits, the Ecuadorian DGAC has the power and authority to impose fines on us.

In December 2019, our ISO 14.001:2015 certificate for our maintenance and support facilities at Quito and Guayaquil in Ecuador was confirmed by the Colombian standardization body ICONTEC. We expect to maintain these environmental quality certifications and increase the number of certified facilities. We have also prepared environmental management programs designed to ensure our compliance with environmental regulations. While we do not believe that compliance with these or other environmental regulations that may be applicable to us will expose us to material expenditures, compliance could increase our expenses and adversely affect our operations and financial results. If the Ecuadorian DGAC determines that our operations or facilities do not meet the RDAC standards or otherwise fail to comply with Ecuadorian environmental regulations, we could be subject to fines.

In 2019, the period for monitoring and reporting of emissions of international flights under in the Carbon Offsetting and Reduction Scheme for International Aviation by the members states of ICAO began, pursuant to which emission reports must comply with approved monitoring emissions plans.

Bilateral Agreements

In December 2017, the President of Ecuador issued Decree No. 256 adopting an open skies policy in Ecuador on international flights.

Bilateral agreements between countries regulate our commercial cargo and passenger air transport relations, including the designation of carriers and aircraft capacity restrictions and requirements. They may also establish minimum safety, security, customs and environmental requirements for each designated carrier. These agreements can be modified upon the agreement of the relevant countries at any time prior to their expiration dates. Ecuador’s principal bilateral agreements include those with the United States, Spain, the Andean Pact countries (Colombia, Peru and Bolivia), Venezuela, Brazil, the Netherlands, Argentina, Panama, Mexico and Chile. The bilateral agreement with the United States, which granted 120 weekly flights to Ecuadorian carriers and 120 weekly flights to U.S. carriers, was modified on June 4, 2010. The following routes were added: (i) from Ecuador via 15 intermediate points to Miami, Orlando, Washington, New York, Chicago, Los Angeles and four additional points in the United States and beyond Madrid, Montreal and Toronto; and five additional points in Europe via code share; (ii) as of July 1, 2011, five additional points in the United States that were selected by Ecuador and five additional points in the United States that were selected by Ecuador for code share only; and (iii) as of July 1, 2012, five additional points in the United States that were selected by Ecuador for code share only. There is an “open skies” policy for all cargo services. The bilateral agreement with Spain, which was modified in October 2006, grants 21 weekly flights. The following routes are to be determined: from Ecuador via points in Colombia, Venezuela and points in the Caribbean to Madrid and/or Barcelona, and points in France, Italy and Germany in both directions.

Since 2016, Ecuador and United States have been negotiating an open skies agreement, which, as of the date of this annual report, has not been signed.

The Ecuadorian CNAC allocates rights obtained pursuant to bilateral agreements to specific airlines. The Ecuadorian CNAC authorized us to operate international flights, including flights within the Andean Pact Operation Permit. We have authorization to operate routes from Quito or Guayaquil to Bogotá, from Quito or Guayaquil to Lima with the following points from Santa Cruz, La Paz and Bogotá, and flights to Panama and Aruba through Bogotá. Ecuador has “open skies” agreements with the Andean Pact countries pursuant to which there are no restrictions on the numbers of flights to such destinations. Ecuador has an open skies policy by law.

Ownership and Control

The Ecuadorian Civil Aviation Law was changed in 2001 eliminating a 40% limitation on foreign investment in Ecuadorian airlines. From an Ecuadorian law perspective, there are no restrictions on foreign investment in Ecuadorian airlines. However, certain of Ecuador’s bilateral agreements do restrict foreign involvement in Ecuadorian airlines. For example, bilateral agreements entered into by Ecuador with the United States, Spain, the United Kingdom, France, Germany and Switzerland contain requirements that each designated airline remain substantially owned and effectively controlled by an Ecuadorian governmental entity or Ecuadorian nationals.

These bilateral agreements establish that each of the countries may deny, revoke or impose any conditions deemed necessary upon an airline’s operating permit in the event it determines that there is not sufficient evidence that a substantial proportion of ownership and effective control of the airline is held or exercised by Ecuador or its nationals. These ownership and control restrictions have not been expressly defined in the bilateral agreements, in terms of percentage thresholds or otherwise, and therefore are interpreted according to the Vienna Convention on the Law of Treaties.

Agreements entered into by Ecuador with Bolivia, Colombia, Peru and United Kingdom, among others, require that our relevant operating subsidiaries be incorporated and have their principal domicile, management, operation, technical maintenance operations and offices within the Ecuadorian territory.

U.S. Regulation of Airline Flights

The provision of foreign air transportation (i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States) by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. In order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (“TSA”) approved model security program addressing aviation security. Additionally, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of the DOT under its statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, non-U.S. airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration and agriculture inspection requirements administered by U.S. Customs and Border Protection (“CBP”) and the Animal Plant and Health Inspection Service (“APHIS”). Both TSA and CBP are agencies within the U.S. Department of Homeland Security, while APHIS is within the U.S. Department of Agriculture (“DOA”). Each of the DOT, FAA, TSA, CBP and DOA have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca (Colombia), Tampa Cargo (Colombia), Taca International (El Salvador), Avianca Costa Rica (Costa Rica) and Avianca Peru (Peru), hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of the could have a material adverse effect on us.

Authorizations, Licenses and Other Requirements

DOT

The DOT primarily regulates economic matters pertaining to air services, including the provision of foreign air transportation by non-U.S. airlines. Our carriers serving the United States hold all required economic route authorities from the DOT, allowing each such carrier to engage in foreign air transportation from points behind its homeland via its homeland and intermediate points to a point or points in the United States and beyond, to the full extent permitted under the “open skies” bilateral air services agreement between each carrier’s homeland government and the government of the United States. These authorities are held either in the form of a foreign air carrier permit or exemption authority.

Avianca, Taca, Avianca Costa Rica and Avianca Peru also hold exemption authority from the DOT permitting them to jointly use the trade name “Avianca” and use the “AV” designator code in their services in foreign air transportation to and from the United States.

Foreign air carrier permits are issued for an indefinite duration and, before they become effective, are subject to presidential review for U.S. foreign policy and national security considerations. Exemption authority is issued for a shorter duration, typically between one and two years, and is not subject to presidential review. Exemptions must periodically be renewed upon submission of a renewal application, and may be amended, modified or suspended by the DOT at any time without having to first give the airline notice and a hearing. In contrast the DOT generally may not amend, suspend or revoke a foreign air carrier permit without providing the subject carrier the opportunity for a hearing. Exemptions and foreign air carrier permits carry a number of conditions, including compliance with DOT, FAA, TSA and other federal government agency regulations.

A number of our carriers serving the United States also participate in code-sharing operations on such flights, wherein a carrier’s designator code is used to identify a flight operated by another carrier. For example, a number of scheduled flights that our carriers operate to and from the United States display the “UA” designator code of United Airlines and, as noted above, Taca, Avianca Costa Rica and Avianca Peru, when operating scheduled flights to and from the United States, display the “AV” designator code of Avianca. To engage in code-sharing on flights to and from the United States, the operating carrier must hold a DOT statement of authorization issued under 14 C.F.R. Part 212, with such approval subject to various conditions. Our carriers that display the code of another carrier on flights operated to and from the United States hold all required DOT statements of authorization to engage in such arrangements. We believe the operations of our carriers serving the United States are in material compliance with DOT requirements.

FAA

The FAA primarily regulates aviation safety matters, including aircraft maintenance and operations, equipment, aircraft noise, ground facilities, dispatch, communications, personnel, training, weather observation, air traffic control and other matters affecting air safety. Our carriers serving the United States hold operations specifications issued by the FAA pursuant to 14 C.F.R. Part 129. The FAA can amend, suspend or revoke those specifications, including in cases where the carrier fails to comply with FAA regulations.

Additionally, under the FAA’s International Aviation Safety Assessments (“IASA”) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the ICAO and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States has been rated Category 1 by the FAA, except as listed below. As a result, carriers from Category 1 rated homelands may continue or expand their U.S. services without restriction and engage in reciprocal code-sharing arrangements with U.S. carriers.

On May 13, 2019, the FAA announced that it had downgraded Costa Rica to Category 2 status under the IASA program. Until such time as Costa Rica is restored to Category 1 status, Avianca Costa Rica will not be permitted to expand its operations to or from the United States beyond those in place at the time of the downgrade. Additionally, Guatemala does not hold any rating under the IASA program, as no Guatemalan carrier has operated to or from the United States for several years. As a consequence, Aviateca cannot operate flights to or from the United States until the FAA has completed an aviation safety assessment of, and assigned a Category 1 rating to, Guatemala under the IASA program. If the IASA rating of any of the homelands of our other carriers operating flights to or from the United States were to be downgraded, it could prohibit us from adding new aircraft and from increasing service to the United States and would lead United Airlines to suspend the placement of its code on flights operated by the carrier from the downgraded homeland country. We believe the operations of our carriers serving the United States are in material compliance with FAA requirements.

Security

In November 2001, the Aviation and Transportation Security Act (“ATSA”) allocated substantially all aspects of civil aviation security under direct federal control and created the Transportation Security Administration (“TSA”), an agency within the Department of Homeland Security (“DHS”), which assumed the aviation security responsibilities previously held by the FAA. The ATSA requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Pursuant to the ATSA, the TSA issues regulations governing foreign air carrier security. The regulations require foreign air carriers to adopt and implement a security program that covers security for operations and threat response. Our carriers serving the United States have adopted and implemented a security program in accordance with those regulations. The TSA also requires our passenger carriers serving the United States to implement the Secure Flight Program, which requires these carriers to collect certain personal information from passengers and transmit that information to TSA for comparison against watch lists maintained by the U.S. federal government. We believe the operations of our carriers serving the United States are in material compliance with TSA requirements.

Other Regulations

Our carriers serving the United States are subject to other regulations promulgated by CBP within DHS as well as APHIS within DOA. CBP agents inspect baggage and cargo to ensure, among other things, that items meet APHIS regulations related to the importation of animal and plant products. Also, CBP officers are responsible for immigration controls and other security controls, such as the transmittal of passenger information via the Advanced Passenger Information System. We believe the operations of our carriers serving the United States are in material compliance with CBP and APHIS requirements.

European Regulation

Carriers must obtain individual operational permits or equivalent documents related to “traffic rights” in the framework of agreements between E.U. Member States and third countries.

Notwithstanding, the European Parliament and the European Council tasked the EASA to manage a single European system for vetting the safety performance of foreign air carriers. In doing so, EASA issues safety authorizations to foreign air carriers known as third country operators when satisfied that they comply with minimum international safety standards.

Because we operate flights to Spain, we are subject to Spanish DGAC regulation and authorizations. Our license to operate to certain destinations in Spain and the frequency of our operations is reviewed on a semi-annual basis. We must also comply with special noise abatement procedures required by the Madrid airport and with a tax on nitrogen oxide emissions to the atmosphere caused by commercial aviation enacted by the Catalan authority (Generalitat de Cataluña).

Because we operate fights to London, we are subject to England’s Civil Aviation Authority regulation and authorizations. Our license to operate to certain destinations in the United Kingdom and the frequency of our operations is reviewed on a semi-annual basis.

Because we operate fights to Munich, we are subject to Germany’s Civil Aviation Authority regulation and authorizations. Our license to operate to certain destinations in Germany and the frequency of our operations is reviewed on a semi-annual basis.

We also are authorized by EASA to perform commercial and transport operations into, within or out of the E.U. territory subject to the provisions of the Union Treaty and applicable governmental authorizations.

Other Jurisdictions

We are also subject to regulation by aviation regulatory bodies which set standards and enforce national aviation legislation in each of the other jurisdictions to which we fly. These regulators may exercise powers associated with their duties, potentially including the ability to set fares, enforce environmental and safety standards, levy fines or restrict operations within their respective jurisdictions. We cannot predict how these regulatory bodies will act, and the evolving standards enforced by any of them could have a material adverse effect on our operations.

C.	Organizational Structure

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2019:

We are a holding company and operate through Avianca, Tampa Cargo, Avianca Costa Rica, Avianca Peru, Avianca Ecuador and Taca International, which are our operating airline subsidiaries in Colombia, Costa Rica, Peru, Ecuador and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company positioned between Avianca Holdings and certain of our operating subsidiaries.

For a description of our loyalty business, operated by LifeMiles, see “—B. Business Overview—Cargo and Courier Operations —LifeMiles Loyalty Business.”

D.	Property, Plant and Equipment

We lease our principal administrative offices and operational training center in Bogotá and our maintenance center in Rionegro. The duration of our lease agreements varies but in most cases are long-term leases with monthly rent obligations. For more information on our property, plant and equipment, see note 4 to our audited consolidated financial statements as of and for the year ended December 31, 2019, included elsewhere in this annual report.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information” in this annual report. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this annual report, particularly as set forth in “Item 3. Key Information—D. Risk Factors” and “Forward Looking Statements” in this annual report.

A.	Operating Results

Principal Factors Affecting our Results of Operations

Chapter 11 Proceedings

Our results of operations and our ability to continue as a going concern depend on developments relating to our Chapter 11 proceedings. On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Developments Relating to COVID-19

Our results of operations and our ability to continue as a going concern also depend on developments relating to the spread of COVID-19 and government measures to address it, which have already had a material and adverse effect on the airline industry and us and have resulted in unprecedented revenue, demand and overall macroeconomic uncertainty. For more information on the risks and uncertainties associated with the COVID-19 pandemic, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—The outbreak or the threat of an outbreak of a contagious disease has already and may further materially and adversely affect the airline industry.”

Macroeconomic Factors

We are generally affected by economic conditions in the main countries in which we operate: Colombia, Peru, El Salvador and Ecuador. Macroeconomic conditions in these countries affect demand for our services and exchange rates, especially against the U.S. dollar, affect our financing costs and our exposure to fuel prices, which are denominated in U.S. dollars.

The following table sets forth real GDP growth, inflation rates, average interest rates and foreign exchange rates in Colombia, Ecuador, Peru and El Salvador for the periods indicated:

	As of and for the year ended December 31,
	2019	2018	2017
GDP growth
Colombia	3.3%	2.5%	3.3%
Ecuador	(0.5)%	1.4%	2.4%
Peru	2.2%	4.0%	2.5%
El Salvador	2.5%	2.5%	2.3%
Inflation
Colombia	3.5%	3.2%	4.3%
Ecuador	0.4%	(0.2)%	0.4%
Peru	2.1%	1.3%	2.8%
El Salvador	0.9%	1.1%	1.0%
Interest rates
Colombia	4.3%	4.3%	4.8%
Ecuador	0.2%	0.2%	0.2%
Peru	2.3%	2.8%	3.3%
El Salvador	4.4%	4.2%	4.2%

	As of and for the year ended December 31,
	2019	2018	2017
Currency appreciation/(depreciation) in relation to the U.S. dollar
Colombia	0.8%	8.9%	(0.6)%
Ecuador*	—	—	—
Peru	(1.6)%	4.0%	(3.5)%
El Salvador	0.0%	0.0%	0.0%
Period-end exchange rate per $1.00
Colombia	$3,277.14	$3,249.75	$2,984.00
Ecuador*	—	—	—
Peru	$3.31	$3.37	$3.24
El Salvador	$8.75	$8.75	$8.75
Average exchange rate per $1.00
Colombia	$3,281.01	$2,956.43	$2,951.32
Ecuador*	—	—	—
Peru	$3.34	$3.29	$3.26
El Salvador	$8.75	$8.75	$8.75

Sources: SFC and Bloomberg LLP.

*	Ecuador’s currency is the U.S. dollar

For additional information on how macroeconomic conditions in these key countries affect us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Peru, Central America, and Other Countries in which We Operate.”

Changes in Foreign Exchange Rates

Our consolidated financial statements are presented in U.S. dollars. However, a portion of our operating revenue and expenses is denominated in currencies other than the U.S. dollar, thereby exposing us to foreign exchange variation in translating our results denominated in other currencies into U.S. dollars, mainly in relation to the Colombian peso. Depreciation of these foreign currencies against the U.S. dollar affect our results of operations because many of our expenses, including aircraft and fuel expenses, are denominated in U.S. dollars. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Peru, Central America, and Other Countries in which We Operate—Fluctuations in foreign exchange rates and restrictions on currency exchange could adversely affect us.”

Fuel Prices

Aircraft fuel expenses constitute a significant portion of our total operating expenses, representing 23.3%, 26.0% and 22.3% of our total operating expenses in 2019, 2018 and 2017, respectively. International and local fuel prices are subject to wide price fluctuations and, in some cases, sudden disruptions, based on geopolitical issues and supply and demand as well as market speculation. When fuel prices decrease, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel expenses. On the other hand, our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. We may not be able to adjust our fares adequately or otherwise respond quickly to protect us from volatility in fuel prices.

Principal Components of Our Results of Operations

Operating Revenue

Passenger Revenue. We recognize passenger revenue when we provide the transportation service, which we refer to as “flown revenue.” Passenger revenue is a function of the capacity of our aircraft on the routes we fly, our load factors and our yields. Our passenger capacity is measured in terms of ASKs. Our passenger usage is measured in terms of RPKs. We calculate load factors, or the percentage of our capacity that is actually used by paying customers, by dividing RPKs by ASKs. Our passenger yield is the average amount that one passenger pays to fly one kilometer. Within passenger revenue we generate other revenue deemed ancillary revenue, which includes additional charges that are billed to passengers, such as fees for changes of date, destination and name. These are not considered separate performance obligations but are combined with the existing performance obligation and accounted for as if they were part of the original ticket sale transaction.

We recognize fares for unused tickets that are expected to expire as revenue based on historical data and experience. We perform periodic evaluations of our air traffic liability relating to unused tickets, and we record any resulting adjustments to revenue, which can be significant, in our consolidated statement of comprehensive income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns, which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate these estimates and assumptions and adjust air traffic liability and passenger revenues as necessary.

Under IFRS 15, we recognize revenue associated with our LifeMiles loyalty program upon the redemption of miles by customers, as this represents the point in time where the performance obligation is satisfied. Prior to 2018, we recorded separately the value of marketing and branding activities from the fair value of the miles earned by our customers.

For additional information, see “—Critical Accounting Policies and New and Amended Standards and Interpretations—Revenue Recognition – Revenue from Contracts with Customers.”

Cargo and Other Revenue. We recognize cargo and courier revenue when we provide the transportation and/or services. We carry cargo in our dedicated freighter fleet and, to the extent we have excess capacity, in the bellies of our passenger aircraft. We operate our domestic Colombian courier operations primarily through our DEPRISA brand. Our cargo yield is the average price paid per one kilometer to fly one metric ton of cargo. Cargo revenue is a function of the total metric tons of cargo carried and cargo yield. Courier revenue is a function of the number of packages shipped and the price per package. Our cargo capacity is measured in terms of ATKs. Our cargo usage is measured in terms of RTKs. Our cargo load factor is determined by dividing RTKs by ATKs.

Our other revenue-generating activities primarily comprise sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards, which, when redeemed, are recognized as passenger revenue). We recognize revenue upon the signing of a commercial agreement. Our other revenue also includes air transport-related services such as maintenance, crew training and other airport services provided to other carriers through our Avianca Services division, service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales, charter flights and other general operating revenue.

For additional information, see “—Critical Accounting Policies and New and Amended Standards and Interpretations—Revenue Recognition – Revenue from Contracts with Customers.”

The following table sets forth certain passenger and cargo data for the periods indicated:

	Year ended December 31,
	2019	2018	2017
Passenger:
ASK (in millions)	54,410	53,310	48,401
RASK	8.5	9.2	9.2
CASK	9.5	8.7	8.6
Load factor	81.7%	83.0%	83.1%
Yield (in U.S. cents)	8.8	9.2	8.8
Total passengers (in millions)	30,538	30,628	29,459
Cargo*
Capacity (in ATKs, in millions)	2,739	2,460.2	2,489.0
Load factor	57.7	57.3	57.0
Yield (in U.S. cents)	0.32	0.395	0.340
Cargo (in thousands of metric tons)	601.8	563.1	566.0
RASK (in U.S. cents)	8.5	9.2	9.2.

*	Includes courier services.

Operating Expenses

Aircraft fuel expense is the main component of our operating expenses. In 2019, aircraft fuel expense represented 23.3% of our total operating expenses and 26.1% of our total operating revenue. In addition to aircraft fuel expense, our principal operating expense categories comprise salaries, wages and benefits, sales, ground operations, air traffic, maintenance and repairs, depreciation and amortization, impairment, administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is CASK.

Flight Operations. Our flight operations expense primarily comprises insurance coverage for hull and liabilities (passenger liability and third-party liability), hull war, hull deductible and war excess and also includes hotel accommodation, per diem expense and training costs. We insure in the London reinsurance market. From 2017 to October 2018, we also included short-term aircraft crew maintenance and insurance contracts to mitigate effects of the 2017 pilots’ strike under this line item.

Aircraft Fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and vary significantly from country to country primarily due to local distribution and transportation costs and taxes. In 2019, we purchased 29% of our fuel at our largest hub in Bogotá, where we were able to obtain better fuel distribution prices relative to other locations due to volume discounts. We have 30 fuel suppliers across our international network and seek to fuel our aircraft in cities where fuel prices are lower. From 2018 to 2019, the price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased 12.6% from an average of $65.2 per barrel in 2018 to an average of $57.0 per barrel in 2019.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2019	2018	2017
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	2.23	2.34	1.91
Gallons consumed (in thousands)	538,990	518,248	483,512
Available seat kilometers (in millions)	54,410	53,310	48,401
Gallons per ASK (in thousands)	9.1	9.1	9.4

*	Data does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our fuel hedging strategy contemplates hedging between 0% to 50% of our projected fuel consumption over the next 12 months and in recent years we have generally hedged between 20% to 30% of our projected fuel consumption. As of December 31, 2019, we had hedges in place for approximately 2.6% of our projected fuel consumption for 2020 through mechanisms such as futures, forwards and option contracts. See “Quantitative and Qualitative Disclosures About Market Risk—Fuel” below.

Ground Operations. Ground operations expenses primarily comprise landing and parking fees, air navigation fees, ramp services and passenger security related costs. These expenses are generally correlated with the number of departures and passengers carried.

Rentals. Our rentals expenses comprise leases of aircraft, engines and other equipment, and are generally fixed by the terms of our lease agreements. As of December 31, 2019, we held 58, or 34%, of our total 171 aircraft under leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term. Of these aircraft, one is under a wet lease for approximately two months and the others have an average lease term of 62 months.

One A330-200 that was subleased to Oceanair was returned at the end of February 2019 and one A330-200F was returned in March 2019.

As part of our strategy in recent years we have replaced some of the financed aircraft in our fleet with leased aircraft. As of December 31, 2019, we owned 113, or 66%, of our total 171 aircraft, of which 58.5% is debt-financed.

Passenger Services. Our passenger services expenses primarily comprise expenses related to meals and beverages, baggage handling, in-flight entertainment and other expenses related to aircraft and airport handling services. These expenses are directly related to the number of passengers we carry and the number of flights we operate, as well as the type of service provided.

Maintenance and Repairs. Our maintenance and repairs expenses primarily comprise repairs of aircraft components, engines and equipment and routine maintenance for aircraft. We account for engine and other aircraft components overhaul expenses by using the deferral method pursuant to which we capitalize the cost of the overhaul and then amortize it until the shorter of the period to the next overhaul (based on total flying hours of each overhauled engine or estimated cycles for other aircraft components) and the end of the lease term. Maintenance of flight and aircraft equipment costs is generally correlated with departures and block hours.

For certain leases, we are contractually obligated to return aircraft in a defined condition. We establish reserves for restitution costs related to aircraft held under leases at the time the asset does not meet return conditions criteria and throughout the remaining duration of the lease. With effect from January 1, 2018, we establish reserves for restitution costs based on our assessment of restitution costs that are probable. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft. We review these costs annually and adjust as appropriate. We perform our line maintenance for all fleet types at our hubs in Bogotá and San Salvador. Line maintenance at other domestic and international destinations is carried out by third-party contractors. We outsource all of our engine and certain other heavy maintenance on aircraft components.

Air traffic. Our air traffic expenses primarily comprise expenses relating to airport facilities, airport outsourced personnel, outsourced customer call center services and passenger compensation for interrupted or over-booked flights.

Selling expenses. Our selling expenses comprise commissions paid to travel agencies, credit card fees, GDS costs, which are fees related to reservation systems and global distribution, and advertising expenses.

Salaries, wages and benefits. Our salaries, wages and benefits expenses relate to personnel, including cockpit crew, flight attendants and maintenance, airport and commercial and administrative personnel). In some cases, we adjust salaries of our employees based on changes in the cost of living in the countries where these employees work, usually based on inflation.

Fees and other expenses. Our fees and other expenses primarily comprise expenses related to administrative functions, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as a “turn over tax,” which is a Colombian municipal tax that levies gross income due to the rendering of services. Each municipality has a different rate which varies depending on the kind of service, but the average tax rate is approximately 1.0%. Likewise, the tax paid within the fiscal year is considered a deductible expense for income tax purposes. Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such value added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

Depreciation and amortization. Our depreciation and amortization expense includes depreciation of aircraft owned or leased, depreciation of non-aircraft assets, amortization of capitalized projects owned or leased and amortization of intangible assets.

Impairment. Our impairment expense comprises fleet retirement charges and extends to spare parts.

Interest income, interest expense, derivative instruments, foreign exchange and equity method income

Interest income. Interest income comprises interest income on funds invested and changes in the fair value of financial assets. We recognize interest income as accrued using the effective interest rate method.

Interest expense. Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets. We recognize borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset using the effective interest method.

Derivative instruments. Derivative instruments include the net effect of changes in fair value of our financial instruments as a result of variation in their market value.

Foreign exchange, net. Foreign exchange, net primarily comprises the net non-cash gain or loss on our assets and liabilities related to the appreciation or depreciation of the Colombian peso against the U.S. dollar.

Equity method income. Equity method income comprises an increase in assets in the form of a non-controlling participation in subsidiary income.

Income Taxes

Set forth below are certain highlights relating to the determination of our income tax rate in certain countries relevant to our operations, in each case as of December 31, 2019.

Colombia. The corporate income tax rate in 2019 was 33%. The income taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits. There was no surcharge on income tax in 2019, while in 2018 it was 4%. In the following years no surcharge rate will apply.

Our income tax payment is calculated after considering costs, expenses, tax credits originated by advance payments and withholdings. Our effective income tax rate could be lower than the statutory rate due to the application of two mechanisms: first, a tax credit based on the proportion of revenue generated by international flights over total operating revenue; and second, the application of a special deduction based on the value of our investment in productive fixed assets. Both mechanisms are protected from tax reforms until March 2028 through a legal stability contract signed with the Colombian government.

A tax bill enacted in December 2018 and confirmed in December 2019 provided for changes in income tax and value-added tax, among other changes. Among the major changes that are applicable as of January 1, 2019 and for following years are: (i) decrease in the corporate income tax rates from 37% for fiscal year 2018 to 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021 and 30% for fiscal year 2022 and onwards, and (ii) gradual elimination of the presumptive income taxable base to 1.5% for fiscal year 2019, 0.5% for fiscal year 2020 and 0% for fiscal year 2021 and onwards, among others. In addition, tax reforms allow for VAT paid on the acquisition, import, creation or construction of real productive fixed assets to be treated as a credit for income tax purposes. The decrease in the corporate income tax rates in Colombia resulted in a decrease in our deferred tax and an increase in our income tax expense in 2019 as compared to 2018.

El Salvador. The corporate income tax rate in 2019 was 30.0%. The taxable base is net profit for the year (which includes certain permanent adjustments between accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from El Salvador and other domestic gross revenue items over total revenue (considering Salvadorian source income). This percentage is applied to the total costs and expenses to obtain the total deductions. The total deductions are then subtracted from taxable income to obtain the taxable net profits subject to the 30.0% tax rate. A special tax (contribución especial) of 5.0% of the annual net income applies for large taxpayers. The income tax payment is calculated after the application of the tax credits originated by advance payments and withholdings.

Peru. The corporate income tax rate in 2019 was 29.5%. The taxable base is net profit for the year (that includes certain permanent adjustments between accounting and tax rules). The income tax payment is calculated after the application of the tax credits originated in advance payments and withholdings. A temporary tax on net assets applies, based on the tax value of the net assets booked at the previous tax year closing. This tax rate is 0.4%, which is applied to the net assets which value exceeds an exempted threshold.

Costa Rica. The corporate income tax rate in 2019 was 30.0%, and the taxable base is the net profit for the year (which includes certain permanent adjustments between the accounting and tax rules). The effective income tax rate for our local legal entity is lower than the statutory rate due to the application of a percentage based on the proportion of flights taking off from Costa Rica and other domestic gross revenue items over total revenue (considering Costa Rican source income). This percentage is applied to the total costs and expenses to obtain the total deductions. As a result, the total deductions are subtracted from the taxable income to obtain the taxable net profits subject to the 30.0% tax rate. The income tax payment is calculated after application of the tax credits originated in advance payments and withholdings.

In December 2018, the Costa Rican Congress enacted the Law in Support of Strengthening Public Finances that includes two major amendments to the Costa Rican tax legislation. The tax reform substituted the application of a sales tax with a value added tax of 13% with respect to almost all goods and services (for local air transportation services, a reduce rate of 4% applies, by contrast for international air transportation services the tax rate is 0.4%). In addition, from July 1, 2019, any revenue obtained from the sale, lease, or assignment of rights over real estate, goods, intellectual property and other intangibles that are not part of the taxpayer ordinary business, is going to be taxed at the general rate of 15%. Any surplus of revenue distributed as dividends or that resembles dividends will also be taxed as capital gains at the rate of 10%. However, taxpayers that sell any of these goods or rights before the law comes into force can choose to pay a 2.25% rate over the first sale that amounts to any capital gain.

Mexico. The corporate income tax rate in 2019 was 30%. The taxable base is net profit for the year (that includes some permanent adjustments between accounting and tax rules), and the taxable base is the higher of the presumptive income based on taxable net worth and the ordinary base of taxable net profits.

Ecuador. The corporate income tax rate in 2019 was 25%. However, for Ecuadorian entities with a headquarter located in a tax haven jurisdiction (such as Panamá), the corporate income tax rate was 28%. This country also has an income tax advance payment that can be offset on the income tax return at the end of the fiscal year.

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

Bermuda. Currently, Bermuda’s government grants a Tax Insurance Certificate to permit companies, permanent establishments, unit trusts and partnerships until March 31, 2035, which imposes no taxes on profits, income, dividends, or capital gains and has no requirement to distribute dividends. An annual government fee, based on the assessable capital, is imposed on companies.

United States. Under President Trump’s administration, a tax reform was enacted on December 22, 2017, in which the corporate tax rate was reduced to 21%. The reform also established a mandatory repatriation of accumulative foreign earnings with a reduced tax rate of 15.5% payable in 8 installments (one per year) as incentive. For those entities that repatriate their foreign earnings, they will have a territorial income tax for the following years, and not a worldwide income tax as was applicable for 2017 and previous years. The reform also allows for indefinite net operating loss carryforwards that can offset up to 80% of taxable income.

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2019, we determined that we would generate sufficient taxable income to realize our deferred tax assets. According to our financial forecasts no taxable income will be generated during the next four to five years. Therefore, the deferred tax assets (of our subsidiaries that would allow for the realization of such deferred tax assets) have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates.

The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. For more information, see notes 2.d. and 3 to our audited consolidated financial statements included elsewhere in this annual report.

Leased Assets

We have applied IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases, from January 1, 2019. We record leases in our statement of financial position and treat all leases as financial leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from these requirements.

To determine the value of our lease liability, we measure the value of the right-of-use assets and include the value of the payments made before the start of the lease. Because we adopted the modified retrospective approach to account for the introduction of IFRS 16, we did not adjust the comparable figures for prior years, and all adjustment effects as of January 1, 2019 have been presented as adjustments to retained earnings. For more information, see note 4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Intangible Assets

We initially measure intangible assets acquired separately at cost in accordance with IAS 38 “Intangible Assets.” The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. We do not capitalize internally generated intangible assets, excluding capitalized development costs, and we record the related expenditure in our consolidated statement of comprehensive income in the year in which we incur the expenditure.

We assess the useful lives of intangible assets as either finite or indefinite. We amortize intangible assets with finite lives over their useful economic lives and assess them for impairment whenever there is an indication that the intangible asset may be impaired. We review the amortization period and the amortization method for an intangible asset with a finite useful life at least at the end of each reporting period. We account changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset by changing the amortization period or method, as appropriate, and treat them as changes in accounting estimates. We record the amortization expense on intangible assets with finite lives in the consolidated statement of comprehensive income within depreciation and amortization and impairment.

We do not amortize intangible assets with indefinite useful lives, but we test them for impairment annually, either individually or at the cash-generating unit level. We review the assessment of indefinite life annually to determine whether the indefinite life continues to be supportable. If not, we make the change in useful life from indefinite to finite on a prospective basis.

We measure gains and losses arising from the de-recognition of an intangible asset as the difference between the net disposal proceeds and the carrying amount of the asset and we record any such gain or loss in our consolidated statement of comprehensive income when we derecognize the asset.

Revenue Recognition – Revenue from Contracts with Customers

We recognize revenue from two main sources: (i) passenger revenue and (ii) cargo and other revenue.

We recognize passenger revenue, which includes transportation, baggage fees, fares and other associated ancillary revenue, when transportation is provided. We recognize cargo revenue when shipments are delivered. We recognize other operating revenue when the related performance obligations are met.

We initially defer the tickets and other revenue related to transportation that have not yet been provided and record these as “air traffic liability” in our consolidated statement of financial position, deferring the revenue recognition until the trip occurs. For trips that have more than one flight segment, we consider each segment as a separate performance obligation and recognize the revenue of each segment as the trip takes place. We recognize revenue from tickets sold by other airlines where we provide transportation as passenger revenue at the estimated value that will be billed to the other airline when the trip is provided.

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip, unless the date is extended by customer notification on or before the scheduled travel date. We recognize rates for unused tickets that are expected to expire as revenue, based on historical data and experience, supported by a third party valuation specialist to assist management in this process. We periodically evaluate this liability and we record any significant adjustment in our consolidated statement of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from our estimates. We evaluate our estimates and adjust deferred revenue for unearned transportation and revenue for passenger transport when necessary.

We collect the various taxes and fees calculated on the sale of tickets to customers as an agent and send collections to the tax authorities. We record a liability when taxes are collected and deregister it when the government entity is paid.

Under our LifeMiles program, we recognize liabilities for accumulated miles are under “frequent flyer deferred revenue” until the miles are redeemed. We recognize the revenue for the redemption of miles at the time of the exchange of miles. We calculate the revenue based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield which leads to the decrease of “frequent flyer deferred revenue.” We review breakage estimates every six months. If a change in the estimate is presented, we account for the adjustments prospectively through income, with an adjustment of “update” to the corresponding deferred income balances.

Under IFRS 15, we do not consider ancillary revenue a separate performance obligation and we combine it with the existing performance obligation and account for it as if part of the original ticket sale transaction. Thus, we combine the original price of the ticket and the amount paid for the ancillary service and consider them one single performance obligation, which we defer and recognize as “passenger revenue” when the related consideration is satisfied.

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

We calculate depreciation over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized in the consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since we believe this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. We depreciate rotable spare parts for flight equipment on the straight-line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. The estimated useful life for aircraft ranges between 10 to 30 years and for aircraft components and engines, the useful life of fleet associated with component or engines is taken as the reference point.

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

We do not depreciate land. Administrative property in Bogotá, Medellín, San Salvador and San Jose are recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. We believe that valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive (loss) income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the other comprehensive (loss) income, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

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

Deferred Income Tax

We recognize deferred tax for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized to the extent that it is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except (i) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss or (ii) in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies and the enacted tax rates in the jurisdictions in which the entity operates.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but we intend to settle current tax liabilities and assets on a net basis.

Recent Accounting Pronouncements

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to determine whether an acquired set of activities and assets is a business or not. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to assess whether an acquired process is substantive, narrow the definitions of a business and of outputs and introduce an optional fair value concentration test. The amendments apply prospectively to transactions or other events that occur on or after January 1, 2020.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” We do not expect these amendments to have a significant impact on our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2019 and December 31, 2018

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

	Year ended December 31,				% Change
	2019	2018	2019	2018	2018 to 2019
	(in $ millions)		(as a % of operating revenue)
Operating revenue:
Passenger	3,904.8	4,074.4	84.5%	83.4%	(4.2)%
Cargo and other	716.7	816.4	15.5%	16.6%	(12.2)%

Total operating revenue	4,621.5	4,890.8	100.0%	100.0%	(5.5)%
Operating expenses:
Flight operations	75.7	153.6	1.6%	3.1%	(50.7)%
Aircraft fuel	1,204.1	1,213.4	26.1%	24.8%	(0.8)%
Ground operations	478.0	474.8	10.3%	9.7%	0.7%
Rentals	11.8	267.7	0.3%	5.5%	(95.6)%
Passenger services	176.5	188.7	3.8%	3.9%	(6.5)%
Maintenance and repairs	257.6	206.5	5.6%	4.2%	24.8%
Air traffic	279.0	269.6	6.0%	5.5%	3.5%
Selling expenses	500.2	530.9	10.8%	10.9%	(5.8)%
Salaries, wages and benefits	717.3	760.8	15.5%	15.6%	(5.7)%
Fees and other expenses	411.6	203.3	8.9%	4.2%	102.4%
Depreciation and amortization	593.4	350.5	12.8%	7.2%	69.3%
Impairment	470.7	38.9	10.2%	0.8%	1,110%

Total operating expenses	5,175.8	4,658.7	112.0%	95.3%	11.1%

	Year ended December 31,				% Change
	2019	2018	2019	2018	2018 to 2019
	(in $ millions)		(as a % of operating revenue)
Operating (loss) profit	(554.3)	232.1	(12.0)%	4.7%	—
Interest expense	(299.9)	(212.3)	(6.5)%	(4.3)%	41.3%
Interest income	9.0	10.1	0.2%	0.2%	(10.6)%
Derivative instruments	(2.2)	(0.3)	(0.0)%	(0.0)%	732.3%
Foreign exchange, net	(24.2)	(9.2)	(0.5)%	(0.2)%	162.4%

Equity method profit	1.5	0.9	0.0%	0.0%	69.5%

Profit (loss) before income tax	(870.0)	21.4	(18.8)%	0.4%	—
Total income tax expense	(24)	(20.2)	(0.5)%	(0.4)%	18.7%

Net profit for the year	(894.0)	1.1	(19.3)%	0.0%	—

Operating Revenue

Our operating revenue in 2019 was $4,621.5 million, a 5.5% decrease from $4,890.8 million in 2018, mainly due to a decrease in passenger revenue reflecting a 0.2% decrease in transported passengers and a 4.0% decrease in average fare across our network. In addition, passenger revenue from charter flights decreased because we terminated operations of certain domestic routes from and to San Andres, Cali and Leticia. Cargo revenue decreased due to volatility present in global markets in the first half of 2019.

In addition, in 2019, loyalty revenue increased $16.5 million compared to 2018. Our operating revenue per ASK was 8.49 cents in 2019, a 7.7% decrease from 9.2 cents in 2018.

Passenger Revenue. Our passenger revenue was $3,904.8 million in 2019, a 4.2% decrease from $4,074.4 million in 2018, mainly due to a 4.0% decrease in our average fare and a 0.2% decrease in transported passengers. In addition, passenger revenue from charter flights decreased because we terminated operations of certain domestic routes from and to San Andres, Cali and Leticia, which effects were partially offset by an increase in ancillary revenue, including from excess baggage and date change penalties. Loyalty revenues increased 5.9% due to the accounting impact in relation to reclassification in miles redemption and miles cash in 2019 from other revenue. Additionally, miles redeemed increased 4.2%, and our revenue recognition rate increased 5.9%, from 0.34 in 2018 to 0.36 in 2019.

Our passenger load factor decreased, from 83.1% in 2018 to 81.7%, in 2019, while our capacity increased 2.4%. Meanwhile, our passenger yield decreased 4.9%, from 9.3 cents in 2018 to 8.8 cents in 2019. Our transported passenger volume decreased 0.2%, from 30,594 million in 2018 to 30,538 million in 2019.

Cargo and Other Revenue. Our revenue from cargo and other was $716.7 million in 2019, a 12.2% decrease from $816.4 million in 2018, mainly due to a decrease in volume transported relative to 2018, as we terminated our partnership agreement with Etihad, and due to volatility present in global markets during the first half of 2019, and because strong competition and macroeconomic conditions have resulted in a decrease in average cargo fares. Additionally, there was a decrease in mail revenues and other cargo related revenues. Other revenues decreased due to reclassifications, recovery of provisions and other effects presented, such as the reclassification of compensation received from Rolls Royce due to Trend 1000 engines malfunctions in B787 aircraft. Also, there was a decrease in aircraft lease revenues as a result of returns of two aircraft leased to Ocean Air. Additionally, operative and administrative services revenues decreased due to reduction in ramp and traffic operations revenue. Finally, non-passenger loyalty revenues decreased, due to less fee revenues, which effect was partially offset by higher non-air partners redemptions revenue due to a redeemed mile increase.

Our cargo revenue was $568.4 million in 2019, a 8.1% decrease from $618.8 million in 2018, mainly due to a decrease in average cargo fares. In 2019, our cargo capacity increased 11% in terms of ATKs, as compared to 2018, while our cargo load factor increased from 57.3% in 2018 to 57.8% in 2019.

Our other operating revenue was $148.4 million in 2019, a 25% decrease from $197.7 million in 2018, mainly due to the factors discussed above.

Operating Expenses

Operating expenses were $5,175.8 million in 2019, a 11.1% increase from $4,658.7 million in 2018, mainly due to an increase in depreciation and amortization expense, impairment expense, maintenance expenses relating to engine and airframe line maintenance and landing gear expenditures, air traffic costs and fees and other expenses from legal and financial advisory as a part of our debt reprofiling and implementation of our Avianca 2021 Plan. As a percentage of operating revenue, operating expenses increased from 95.3% in 2018 to 112.0% in 2019.

LifeMiles operating expenses were $44.2 million in 2019, a 9.1% increase from $40.6 million in 2018, mainly due to a $1.4 million increase in selling and marketing expenses and a $3.9 million increase in salaries, wages and benefits, which effects were partially offset by a decrease of $1.0 million in depreciation and amortization expenses and a decrease of $0.7 million in general, administrative and other expenses.

In 2019, our operating expenses excluding aircraft fuel expenses increased 15.3% compared to 2018 and our capacity in ASKs increased 2.4% compared to 2018. As a result, our CASK excluding fuel increased 12.9% in 2019 compared to 2018. The following table sets forth the breakdown of our CASK:

	Year ended December 31,
	2019	2018	% Change
	(in U.S. cents, except for percentages)
CASK
Flight operations	0.14	0.29	(51.7)%
Aircraft fuel	2.21	2.28	(2.8)%
Ground operations	0.88	0.89	(1.4)%
Rentals	0.02	0.50	(95.7)%
Passenger services	0.32	0.35	(8.4)%
Maintenance and repairs	0.47	0.39	22.3%
Air traffic	0.51	0.51	1.4%
Sales and marketing	0.92	1.00	(7.7)%
General, administrative and other	0.76	0.38	98.4%
Salaries, wages and benefits	1.32	1.43	(7.6)%
Depreciation and amortization	1.09	0.66	65.2%
Impairment	0.87	0.07	1,142.9%

Total	9.51	8.74	8.9%
Total excluding fuel	7.30	6.46	12.9%

Flight operations. Flight operations expense decreased 50.7% from $153.6 million in 2018 to $75.7 million in 2019, mainly due to a decrease in lease expenses for cargo space and other outsourced services expenses driven by less wet leases expenses. Additionally, pilot, copilot and cabin crew initial training expenses decreased due to less hiring in 2019. In addition, pilot travel expenses decreased due to less operations and renegotiation of hotel rates. These effects were partially offset by an increase in aircraft and other insurance expenses. In terms of unit cost per ASK, flight operations decreased from 0.29 cents in 2018 to 0.14 cents in 2019.

Aircraft Fuel. Aircraft fuel expenses decreased 0.8% from $1,213.4 million in 2018 to $1,204.1 million in 2019, mainly due to a 4.6% fuel price decrease, from $2.34/gallon in 2018 to $2.23/gallon in 2019, which effect was partially offset by hedge settlement losses. Additionally, consumed gallons increased 4.0%. In terms of unit cost per ASK, aircraft fuel decreased from 2.28 cents in 2018 to 2.21 cents in 2019.

Ground Operations. Ground operations expense was $478.0 million in 2019, representing a 0.7% increase from $474.8 million in 2018, mainly due to an increase in landing and parking expenses as a result of an increase in operations with A320 and A321 aircraft and an increase in handling and airport expenses relating to navigation and ground service. In terms of unit cost per ASK, ground operations expense decreased 1.4%, from 0.90 cents in 2018 to 0.88 cents in 2019.

Rentals. Rentals expense was $11.8 million in 2019, representing a 95.6% decrease from $267.7 million in 2018, mainly due to the effects of our adoption of IFRS 16 as of January 1, 2019. Engine rentals expense decreased as a result of our reduced and simplified fleet strategy. In terms of unit cost per ASK, rentals expense decreased 95.7%, from 0.50 cents in 2018 to 0.02 cents in 2019.

Passenger Services. Passenger services expense was $176.5 million in 2019, representing a 6.5% decrease from $188.7 million in 2018, mainly due to a decrease in on-board food, beverage and entertainment expenses resulting from adjustments to options offered to passengers. In terms of unit cost per ASK, passenger services decreased by 8.4%, from 0.35 cents in 2018 to 0.32 cents in 2019.

Maintenance and Repairs. Maintenance and repairs expense was $257.6 million in 2019, representing a 24.8% increase from $206.5 million in 2018, mainly due to lower engine maintenance and repair expense in 2018 as a result of adjustments in the return provisions for CFM engines, pursuant to which we excluded overhaul provisions in 2018, an increase in airframe and line maintenance expense and an increase in the costs of line maintenance materials.

In terms of unit cost per ASK, maintenance and repairs, expense increased 22.3%, from 0.39 cents in 2018 to 0.47 cents in 2019.

Air Traffic. Air traffic expense was $279.0 million in 2019, representing a 3.5% increase from $269.6 million in 2018, mainly due to an increase in outsourcing expenses under our call center agreements with Getcom, which we previously recorded in salaries, wages and benefits and as general and administrative expenses.

Additionally, airport facilities expenses increased due to price increases in customs and migration services and due to accounting reclassifications which were previously registered in security services. This was partially offset by (i) lower baggage handling service expenses as a result of the decrease in operations and (ii) a decrease in compensations due to optimizations and initiatives implemented in 2019 to improve service and reflected in performance indicators, including with regards to schedule completion, mishandled baggage and changes in the compensations policy. Security services expenses also decreased in line with the reduction in departures principally in Colombian domestic routes, Peru and routes in Central America. In terms of unit cost per ASK, air traffic increased 1.4%, from 0.51 cents in 2018 to 0.51 cents in 2019.

Selling Expenses. Selling expenses were $500.2 million in 2019, representing a 5.8% decrease from $530.9 million in 2018, mainly due to a decrease in interline commissions as a result of an extraordinary adjustment in 2019 and a decrease in marketing expenses as a result of lower advertising and promotional miles costs, which effect was partially offset by an increase in passenger and cargo commissions, as a result of an increase in travel agency incentives, an increase in credit card commissions and an increase in miles redemption costs as a result of an increase in miles redeemed in 2019. In terms of unit cost per ASK, sales and marketing expenses decreased 7.7%, from 1.00 cents in 2018 to 0.92 cents in 2019.

Salaries, Wages and Benefits. Salaries, wages and benefits expenses were $717.3 million in 2019, representing a 5.7% decrease from $760.8 million in 2018, mainly due to the sale of Getcom and a decrease in administrative and airport personnel, as well as due to the depreciation of the peso against the U.S. dollar, which effects were partially offset by salaries, wages and benefits expenses relating to Regional Express Americas and Latin Logistic operations. In terms of unit cost per ASK, salaries, wages and benefits decreased 7.6%, from 1.43 cents in 2018 to 1.32 cents in 2019.

Fees and Other Expenses. Fees and other expenses were $411.6 million in 2019, representing a 102.4% increase from $203.3 million in 2018, mainly due to an increase in administrative and financial advisory expenses as part of the Avianca 2021 reprofiling plan, an increase in provisions for certain tax proceeds which risk of loss was reclassified and an increase in losses on fixed assets as a result of asset sales and retirement. In terms of unit cost per ASK, general, administrative and other expenses increased 98.4%, from 0.38 cents in 2018 to 0.76 cents in 2019.

Depreciation and amortization. Depreciation and amortization expense was $593.4 million in 2019, representing a 69.3% increase from $350.5 million in 2018, mainly due to an increase in software and other intangibles amortization of $18.8 million as well as an increase in depreciation expense of $210.3 million mainly due to an increase in maintenance events in 2019 and the implementation of the IFRS 16 accounting standard on aircraft under operating leases. These effects were partially offset by lower aircraft depreciation expense as a result of an overall aircraft reduction. In terms of unit cost per ASK, depreciation and amortization expense increased 65.2%, from 0.66 cents in 2018 to 1.09 cents in 2019.

Impairment. Impairment expense was $470.7 million in 2019, representing a 1,110% increase from $38.9 million in 2018, mainly due to the fleet impairment of $431.5 million related to aircraft sales (10 A318, 10 E190 and 4 A320) in 2019. In terms of unit cost per ASK, impairment expense increased 1,142.9%, from 0.07 cents in 2018 to 0.87 cents in 2019.

Interest Expense, Interest Income, Derivative Instruments, Foreign Exchange and Equity Method Profit

Interest Expense. Our interest expense was $299.9 million in 2019, representing a 41.3% increase from $212.3 million in 2018, mainly due to an increase of $65.8 million as a result of our adoption of IFRS 16 and an increase of $21.5 million related to an increase in our outstanding debt and an increase in the average interest rate of aircraft debt.

Interest Income. Our interest income was $9.0 million in 2019, representing a 10.6% decrease from $10.1 million in 2018, mainly due to a decrease in interest recovery in relation to equity taxes and a decrease in our balance of cash and cash equivalents and, consequently, in our ability to make new investments.

Derivative Instruments. Our derivative instruments expense was $2.2 million as compared to derivative instruments income of $0.3 million in 2018, mainly due to the expiration and non-renewal of certain hedge instruments and the decrease in LIBOR, which resulted in losses on our interest rate swaps.

Foreign Exchange, Net. Foreign exchange, net decreased from a loss of $9.2 million in 2018 to a loss of $24.2 million in 2019, mainly due to depreciation of the Colombian peso, Argentine peso and Brazilian real against the U.S. dollar.

Equity Method Profit. Our equity method profit was $1.5 million in 2019, representing a 69.5% increase from $0.6 million in 2018, mainly due to profits reported by Viajes Éxito in which Avianca Holdings holds a stake of 49%.

Income Tax Expense

The major components of our income tax expense are provisions for current taxes, prior periods adjustments and origin and reversal of temporary differences (deferred tax).

In order to reconcile our nominal and effective tax rates on our deferred income tax, we consider permanent differences. These may include consolidation of special purpose entities, property, plant and equipment losses and special over deductions applicable in different jurisdictions.

In 2019, income tax expense was $24.0 million as compared to $20.2 million in 2018, representing an increase of 19%. The current income tax expense was $26.5 million in 2019 compared to $27.2 million in 2018, representing a decrease of 2.5%. Deferred income tax expense was $2.5 million in 2019, compared to a tax expense of $6.9 million in 2018. In 2019, because we generated a net loss, the effective tax rate was (2.8)%. In 2018, the effective tax rate was 33.6%.

Net Profit (Loss)

Our net profit (loss) decreased from net profit of $1.1 million in 2018 to net loss of $894.0 million in 2019, mainly due to a $786.4 million decrease in operating (loss) profit and a $87.6 million increase in interest expense in 2019. Our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense decreased from net profit of $10.6 million to net loss of $867.6 million. Our RASK was 8.5 and 9.2 cents in 2019 and 2018, respectively.

Results of Operations for the Year Ended December 31, 2018 and December 31, 2017

Please see our annual reports on Form 20-F for the fiscal years ended December 31, 2018 and December 31, 2017, as filed with the SEC on April 29, 2019 and May 1, 2018, respectively.

B.	Liquidity and Capital Resources

Ability to Continue as a Going Concern

We have significant indebtedness. Our level of indebtedness has adversely impacted and continues to adversely impact our financial condition. As a result of our financial condition, the defaults under our debt and other agreements, the risks and uncertainties surrounding our Chapter 11 proceedings and the impact on us of developments relating to the spread of COVID-19, substantial doubt exists regarding our ability to continue as a going concern. Accordingly, the audit report issued by our independent registered public accounting firm regarding our financial statements as of and for the year ended December 31, 2019 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. As such, our audited consolidated financial statements included in this annual report do not include any adjustments that might result from the outcome of our Chapter 11 proceedings. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

For more information on risks to our liquidity, see “Item 3. Key Information—D. Risk Factors.”

Sources and Uses of Cash

Our primary sources of cash are our operations and financing activities. Our primary uses of cash are working capital, capital expenditures, aircraft leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated by our operations. Our long-term capital needs relate to aircraft purchases. Our cash and cash equivalents were $342.5 million as of December 31, 2019 and $273.1 million as of

December 31, 2018. As a result of developments in 2020 relating to the spread of COVID-19 and government measures to address it, our liquidity has been materially and adversely affected. For more information, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Developments Relating to COVID-19.”

As of December 31, 2019, we had unsecured revolving credit lines with financial institutions providing for working capital financing of up to $258.2 million in the aggregate, and our outstanding borrowings under these unsecured revolving credit lines were $20.9 million. As of December 31, 2019, we had an outstanding balance of short-term and long-term debt of $5,346.8 million for working capital and aircraft leases of which $5,215.6 million, or 97.5%, was secured indebtedness. Our secured indebtedness comprises both long-term indebtedness (generally incurred to finance or refinance aircraft purchases) and short-term indebtedness under a revolving credit facility, which is secured over a substantial portion of our assets, including, for example, (i) security over certain collections from the sales of airline fare tickets and collections of revenue related to freight and cargo transportation services, (ii) security over certain aircraft, aircraft engines and certain spare parts, (iii) certain real estate, including a maintenance, repair and overhaul facility, (iv) security over slots at certain airports, (v) assignment of certain insurances and reinsurances, (vi) cash and cash equivalents pledged in deposit or security accounts and (vii) certain intellectual property rights, including the Avianca brand. In addition, we finance certain of our aircraft under ECA financings, which are generally secured over the aircraft, leases, insurance policies and manufacturer warranties relating to the specific aircraft being financed.

The weighted average interest rate of our financial debt as of December 31, 2019 was 5.23%.

We also finance aircraft purchases through sale-leaseback financings, in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. As of December 31, 2019, we do not record any material off-balance sheet arrangements.

We are a holding company and our ability to repay our indebtedness and pay dividends to holders of the ADSs is dependent on the generation of cash flow by our subsidiaries and their ability to make cash available to us, through dividends, debt repayment or otherwise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—We are a holding company with no independent operations or assets, and our ability to repay our debt and pay dividends to holders of the ADSs depends on cash flow generated by our subsidiaries, which are subject to limitations on their ability to make dividend payments to us.”

As part of the Stakeholder Loan, we have pledged our entire stake in LifeMiles. As of December 31, 2019, LifeMiles had $168.5 million in assets, representing 2.3% of our consolidated total assets. For the year ended December 31, 2019, LifeMiles had $337.1 million in revenue, representing 7.3% of our consolidated total revenue.

In March 2020, our management proposed that dividends not be distributed considering our net loss in 2019, which proposal was approved at our annual shareholders’ meeting on March 27, 2020. In 2019, our dividend payment was $15.4 million, or 5.64% of our total cash and cash equivalents as of December 31, 2018. In 2018, our dividend payment was $35.5 million, or 6.98% of our total cash and cash equivalents as of December 31, 2017.

As a result of measures we have taken in response to the effect on our operations of the COVID-19 pandemic and government measures to address it, we have significant statutory severance and other obligations relating to employment contracts.

Cash Flows Provided by Operating Activities

Our cash flows provided by operating activities are primarily from passenger and cargo sales less our payments for aircraft leases, fuel, maintenance, ground operations, payroll related expenses, marketing and taxes. We use our cash flows provided by operating activities sustain our working capital.

In 2019, net cash flows provided by operating activities were $448.3 million, a 36.2% decrease from $701.3 million in 2018, primarily due to an average fare reduction of 4.7%, depreciation of the Colombian peso by 11.3%, a decrease in the volume of transported passengers of 0.2%, a decrease in tons transported of 1.3% and a decrease in average cargo rate of 6.9%.

Cash Flows Used in Investing Activities

Our investing activities primarily comprise capital expenditures related to aircraft purchases and pre-delivery payments and purchases of spare parts and equipment.

In 2019, net cash flows used in investing activities were $8.5 million, a 98.3% decrease from $493.8 million in 2018, primarily due to a decrease in aircraft purchases as part of our Avianca 2021 plan.

Cash Flows Used in Financing Activities

Our financing activities primarily comprise financing of our aircraft purchases and working capital.

In 2019, net cash flows used in financing activities were $365.1 million, a 14.3% decrease from $426.2 million in 2018, primarily due to a decrease of $42 million in dividends paid.

Debt and Other Financing Agreements

In mid-2019, we began a debt reprofiling initiative, which we concluded in January 2020. The initiative comprised exchange offers relating to our senior notes, in order to extend the amortization profile of our obligations initially maturing in 2020, $375 million in additional convertible debt financings by our stakeholders and other financing parties and deferrals or other consents or waivers from creditors holding approximately $2,924 million in debt.

As of December 31, 2019, our total outstanding debt was $5,346.8 million, a 33.4% increase as compared to $4,007.6 million as of December 31, 2018. Our total outstanding debt as of December 31, 2019 comprised $3,984.3 million in long-term debt, $642.8 million in current installments of long-term debt and short-term borrowings and $719.7 million in aircraft leases. We had unsecured revolving credit lines as of December 31, 2019, for $258.2 million, of which, as of December 31, 2019, we had $20.9 million outstanding. The weighted average annual interest rate paid in 2019 under all our indebtedness was 5.23%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of $	% Weighted Average Rate
Aircraft	U.S. dollars	92.9%	7.1%	2,160.6	4.25%
Aircraft	Euros	100.0%	0.0%	161.3	5.09%
Corporate	U.S. dollars	40.9%	59.1%	1,273.0	5.45%
Corporate	Colombian pesos	0.0%	27.7%	22.1	10.92%
Bonds	U.S. dollars	100.0%	0.0%	531.2	8.93%
Aircraft leases	U.S. dollars	100.0%	0.0%	1,128.6	4.92%
Other leases	U.S. dollars	100.0%	0.0%	70.0	7.66%

Total		83.8%	16.2%	5,346.8	5.23%

Aircraft Financings

We typically finance our aircraft through a mix of debt financing and sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under a lease agreement of typically six to eight years. We may not be able to secure financing on terms acceptable to us or at all, in which case we may be required to modify our aircraft acquisition plans, incur higher than anticipated financing costs or use more of our cash balances for aircraft acquisitions than we currently expect.

As of December 31, 2019, our fleet comprised 171 aircraft (including two Embraer 190 leased to Aerolitoral S.A. de CV and one aircraft under wet lease with Wamos Air S.A.), of which 158 were passenger aircraft and 13 were cargo aircraft. 58 aircraft were under leases, and 113 were owned. Of the 113 aircraft we owned, 56 have been financed under commercial bank loans with separate guarantees issued by ECAs in Europe or by the Export-Import Bank of the United States (“EXIM Bank”), 8 aircraft under a Japanese operating lease with a call option structure (“JOLCO”) and 36 under loans without ECA/EXIM Bank guarantees.

The following table sets forth our outstanding fleet financing debt by financial institution, ECA-guaranteed loans and commercial bank loans, as of December 31, 2019:

Bank	ECA Guaranteed Loans	EXIM Bank Guaranteed Loans	BNDES Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of $)
Barclays	19.4	0.0	0.0	0.0	19.4
BNDES	0.0	0.0	34.3	0.0	34.3
BNP Paribas	37.8	117.8	0.0	38.7	194.3
Citibank	150.4	0.0	0.0	0.0	150.4
DVB Bank	0.0	0.0	0.0	119.2	119.2
GECAS	0.0	0.0	0.0	0.0	0.0
FGL	0.0	0.0	0.0	43.4	43.4
HSBC	52.9	0.0	0.0	0.0	52.9
J.P. Morgan	406.1	0.0	0.0	0.0	406.1
KGAL	0.0	0.0	0.0	238.5	238.5
Natixis	26.9	0.0	0.0	20.0	46.9
Other Investors(1)	136.6	0.0	0.0	882.8	1,019.4
Total	830	117.8	34.3	1,342.6	2,324.8

(1)	Other investors include ING Capital LLC, U.S. Bank NA, certain Japanese investors and private placements.

Restrictive Covenants

Subsequent to the combination of Avianca and Taca, we agreed with the ECAs on a standard transaction structure (“Avianca-ECA Structure”), based on the then-current Avianca structure, to be used in all ECA financings, which impose certain restrictions on us, including a negative pledge, and require us to maintain compliance with certain financial covenants.

We have also entered into term loan and revolving credit facilities, which proceeds we have partly used for aircraft financings, and which contain certain negative and affirmative covenants similar to those included in the Avianca-ECA Structure.

Certain of our term loan and revolving credit facilities, as well as certain of the documents governing our ECA financings, include change of control provisions which may result in events of default if there is a change in control of our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.”

As of December 31, 2019, we were in compliance with the restrictive covenants under our financing agreements. As of the date of this annual report, principally as a result of effects deriving from developments relating to the outbreak of COVID-19, we are not in compliance with the restrictive covenants under our financing agreements, which are subject to our Chapter 11 proceedings.

Senior Notes

In May 2013, we completed a $300.0 million private offering of notes due 2020 (“2020 notes”) and, in April 2014, we completed a $250.0 million private offering of additional notes of the same series. The 2020 notes bear interest at the rate of 8.375% per year and are fully and unconditionally guaranteed by six of our subsidiaries, Avianca, Avianca Costa Rica, Avianca Leasing, Taca, Taca International and Avianca Peru in an amount equal to $375,000,000.

In October 2019, we completed an exchange offer of $484.4 million in aggregate principal amount of the 2020 notes for 8.375% senior secured notes due 2020, for which we conducted an automatic mandatory exchange in December 2019 for 9.00% senior secured notes due 2023. In May 2020, as a result of our Chapter 11 proceedings, we did not pay the principal amount on the 2020 notes upon maturity or the interest payment due on the 2023 notes.

Stakeholder Loan

In December 2019, we received a convertible secured stakeholder facility loan in an aggregate principal amount of $250.0 million by United and an affiliate of Kingsland and, in January 2020, we completed additional convertible secured debt financings in an aggregate principal amount of $125.0 million. In January 2020, we closed additional financings; see “—Additional Financing Facilities.”

New Aircraft and Engine Purchases

As of December 31, 2019, we had agreements to acquire up to 108 Airbus A320 family aircraft for delivery between 2020 and 2028. (as compared to 124 Airbus A320 family aircraft for delivery by 2025 as of December 31, 2018). In March 2019, we reduced our order of Airbus A320neo by 17 aircraft, and we negotiated with Airbus a postponement in certain scheduled aircraft deliveries for 2020 to 2022 to be delivered between 2026 and 2028 as well as certain changes to the type of aircraft to be delivered (both upgrades and downgrades in passenger carrying capacity).

In December 2019, we amended our agreements with Airbus and Muisca Aviation Limited to reassign one A320neo aircraft and we amended our agreements with Boeing and Valderrama Aviation Limited to reassign two B787-9 aircraft and postpone delivery from 2021 to 2024.

In January 2020, we reached agreements with Airbus and BOC Aviation to optimize our fleet plan as part of our implementation of the Avianca 2021 Plan. We reduced our firm commitments with Airbus to 88 A320neo (from 108) for delivery in 2025 through 2028 (20 per year) and the remaining eight aircraft in 2029. We cancelled or deferred A320neo family deliveries in 2020 through 2024. We also entered into 12-year leases for up to 12 A320neo aircraft with BOC Aviation for deliveries after 2023.

We intend to meet our pre-delivery payment requirements for new aircraft using cash generated from our operations and short- to medium-term commercial loans. These payments are due at signing, with additional payments due at 26, 24, 21, 18, 15 and 12 months prior to delivery, according to the terms of each purchase agreement.

The following table sets forth our firm contractual deliveries scheduled as of the date of this annual report through 2029:

Aircraft Type	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Boeing 787-9	—	—	—	—	2	—	—	—	—	—	2
Airbus A320neo	—	—	—	—	—	20	20	20	20	8	88
A320neo (BOC)	—	—	—	2	8	—	—	—	—	—	10

Total	—	—	—	2	10	20	20	20	20	8	100

The following table sets forth our firm contractual engine deliveries scheduled as of the date of this annual report through 2023:

Engine Type	2020	2021	2022	2023	Total
LEAP-1A32	—	1	—		1
LEAP-1A26	1	—	1		2
Total	1	1	1		3

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected.

Additional Financing Facilities

In December 2019, we received a $250 million convertible secured stakeholder facility loan by United and an affiliate of Kingsland.

In January 2020, we received additional secured financing facilities in a total amount of $125 million. These financings comprise (i) $50 million in aggregate principal amount of convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors, and (ii) $75 million in aggregate principal amount of senior secured convertible loans and bonds, which serve as a bridge financing to completion of a contemplated convertible bond offering to preferred shareholders, including (x) a commitment of $50 million from an investment vehicle managed by Citadel Advisors LLC for senior secured convertible notes and (y) a commitment of $25 million for senior secured convertible loans from another group of Latin American investors, on substantially the same economic terms as the Stakeholder Loan.

These additional financing facilities are secured mainly by pledges in the equity interests in group entities.

The lenders under the Stakeholder Loan and the additional financing facilities (i) are also subject to an intercreditor agreement governing the enforcement of the collateral securing their respective financings, and (ii) have been granted customary registration rights regarding the equity interests into which their financings are convertible.

Pension Liabilities

We update the value of our pension plan’s liabilities at each reporting period based on an actuarial valuation prepared by an independent firm, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses borne by us, as applicable. As of December 31, 2019, we had outstanding retirement pension plan and employee benefits obligations in the amount of $141.9 million. According to Act 860 of 2003, $61.2 million correspond to pension liabilities with CAXDAC and will have a maximum period of payment until 2023, in the case of Avianca and Tampa Cargo. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We may be liable for the potential under-funding of a pilot’s pension fund.”

Chapter 11 Proceedings

On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

C.	Research and Development, Patents and Licenses

As part of our Avianca 2021 plan, we remain committed to protecting our intellectual property rights and developing digital innovations that support our customers’ experiences. For more information on our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Developments Relating to COVID-19

On March 13, 2020, we announced a temporary reduction of 30-40% in our capacity in order to manage the impact of reduced demand for air travel. Following the Colombian federal government’s announcement that it would close Colombian international airspace to passenger travel effective March 23, on March 19, we announced a further reduction in our capacity to cease international passenger operations for an initial period of 30 days and to cancel flights to and within Peru, El Salvador and Ecuador until the end of April. Following the Colombian federal government’s announcement that it would close Colombian airspace to passenger travel effective March 25, on March 24, we announced that we were temporarily ceasing all Colombian domestic flight operations. We have maintained our cargo, freight, charter and courier operations.

In addition to reducing capacity, in order to mitigate the effects of these developments, we implemented additional cost savings and liquidity preservation measures, including a suspension on hiring of new employees, implementation of voluntary unpaid leave of absence, which more than 14,000 employees have taken, and temporary deferral of labor contracts, non-essential expenses, capital expenditures, payments on long-term leases and payments of principal on certain financing obligations, as well as negotiations with key suppliers, strategic lenders and other creditors.

At this time, we are not able to fully determine the impact on our results of operations of the developments relating to the spread of COVID-19 and government measures to address it.

Chapter 11 Proceedings

On May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Going Concern

As a result of extremely challenging market conditions, suspension of our passenger travel operations, our current financial condition and the resulting risks and uncertainties surrounding our Chapter 11 proceedings, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, our ability to (i) resume our passenger travel operations profitably, which depends on many factors beyond our control, principally relating to developments deriving from the spread of COVID-19, its impact on demand for passenger air travel and government measures regarding travel restrictions, quarantine requirements and others, and (ii) successfully develop and implement our Chapter 11 plan of reorganization.

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, we do not record any material off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2019:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ millions)
Aircraft and engine purchase commitments(2)	6,735.5	364.3	797.2	2,570.5	3,003.5
Aircraft leases	1,440.4	266.1	499.7	356.9	317.6
Engine leases	40.1	9.8	16.0	9.5	4.7
Aircraft debt	2,321.9	383.9	640.8	579.5	717.7
Bonds	531.2	65.6	0	465.6	0
Other debt	1,295.1	284.2	676.3	333.1	1.5
Interest expense	713.1	195.2	307.2	126.9	83.8

Total	13,067.6	1,566.00	2,935.6	4,440.9	4,125.0

(1)

We calculate expected interest payments based on interest rates on our debt as of December 31, 2019 and interest rates we expect to negotiate for projected future debt to meet our capital expenditure requirements.

(2)

Amounts disclosed are based on IFRS and reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed do not reflect recent amendments to our purchase agreements, as discussed elsewhere in this annual report. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.

As of December 31, 2019, we had 108 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2019 and 2028. Under the terms of these agreements, we must make pre-delivery payments to Airbus on predetermined dates.

We also had three firm orders for the acquisition of spare engines with deliveries between 2020 and 2023.

In line with our initiatives directed toward achieving a leaner capital structure and reducing our debt levels under the Avianca 2021 Plan, in 2019, we reduced our A320neo family orders by 17 aircraft and extended delivery dates throughout 2028 and amended our delivery schedule with Boeing for delivery of two 787-98 aircraft in 2024 instead of 2020.

Additionally, in January 2020, we reached agreements with Airbus and BOC Aviation to optimize our fleet plan and reduced our firm commitments with Airbus to 88 A320neo (from 108) for delivery in 2025 through 2028 (20 per year) and the remaining eight aircraft in 2029. We also cancelled or deferred A320neo family deliveries in 2020 through 2024 and entered into 12-year leases for up to 12 A320neo aircraft with BOC Aviation for deliveries after 2023.

As of December 31, 2019, our advanced payments and aircraft acquisition commitments were as follow:

	Year one	Year two	Year three	Year four	Year five and thereafter	Total
Aircraft and engine purchase commitments	364,332	305,778	491,391	1,186,581	4,387,467	6,735,549

Following our negotiations with Airbus in January 2020, our advanced payments and aircraft acquisition commitments are, as of the date of this annual report, as follow:

	Year one	Year two	Year three	Year four	Year five and thereafter	Total
Aircraft and engine purchase commitments	10,913	11,911	62,627	64,344	5,550,332	5,700,127

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Following defaults by BRW under the United Loan Agreement (unrelated to any financial covenants applicable to us), on May 24, 2019, United commenced the exercise of certain remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as the Independent Third Party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the BRW Pledged Shares. Following the foregoing transactions, Kingsland appointed itself as BRW’s manager. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the BRW Pledged Shares), Kingsland assumed voting control over us. Subsequently, in mid-2019, certain members of our board of directors, including José Efromovich and Germán Efromovich, and certain of our executive officers were replaced.

Board of Directors

According to our bylaws, which were amended in an extraordinary shareholders’ meeting on May 24, 2019, our board of directors comprises a minimum of 11 and a maximum of 14 members. Our board of directors is focused on determining our overall strategic direction and is responsible for establishing our general business policies, appointing our chief executive officer and supervising our management. Our board’s chairman has a non-executive function and is elected by majority vote of the directors present at the board meeting at which there is a quorum, in accordance with the procedures specified in the Amended and Restated Joint Action Agreement.

Pursuant to the Amended and Restated Joint Action Agreement, a majority of the directors serving on our board at any time shall comprise individuals who qualify as “independent” under the rules and regulations of the NYSE.

Members of our board of directors are elected at the general shareholders’ meeting, serve for a period of one year and may be reelected. We do not have a mandatory retirement age for our directors. Our board of directors currently meets on a quarterly basis, or more frequently if needed, and may deliberate and act with the presence and votes of the majority of its members. A majority vote constitutes an act of the board.

The ordinary shareholders’ meeting held on March 27, 2020 elected the following members to our board of directors:

Name	Position	Age	Nationality	Dependence
Roberto José Kriete	Chairman	67	Salvadoran, Italian and Colombian	Non-Independent
Roberto Zamora*	Director	64	American	Independent
Fabio Villegas*	Director	65	Colombian	Independent
Jose Gurdian**	Director	47	American and Nicaraguan	Non-Independent
Jairo Burgos De la Espriella*	Director	55	Colombian and Italian	Independent
James P. Leshaw	Director	55	American	Independent

Richard Schifter*	Director	67	American	Independent
Sergio Michelsen*	Director	60	Colombian	Independent
Álvaro Jaramillo	Director	68	Colombian	Independent
Rodrigo Salcedo	Director	44	Salvadorian	Independent
Óscar Darío Morales	Director	67	Colombian	Independent

*	New members of our board of directors since May 24, 2019.
**	New member of our board of directors since March 27, 2020.

Until our extraordinary shareholders’ meeting held on May 24, 2019, German Efromovich, José Efromovich, Alexander Bialer, Rafael Alonso, Isaac Yanovich and Luisa Fernanda Lafaurie were members of our board of directors. In addition, Juan Emilio Posada, who was elected on May 24, 2019, resigned from our board of directors as of March 12, 2020. In addition, Robert Zamora, who was reelected on March 27, 2020, resigned from our board of directors as of May 7, 2020, and Sergio Michelsen resigned as of June 4, 2020.

Mr. Roberto José Kriete served as chairman of our board of directors from February 2010 to August 2013, was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Pursuant to the Amended and Restated Joint Action Agreement, Kingsland currently has the right to appoint Mr. Kriete as member of the board of directors. Mr. Kriete holds a master’s degree in business administration from Boston College and a degree in economics from the University of Santa Clara. He currently serves as Kingsland’s chairman, president of the Kriete Investment Company Group and president of the Gloria de Kriete Foundation, and he is a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economía y Negocios (ESEN). He has extensive experience in the airline industry as founder and member of the board of directors of Volaris in Mexico, and president of the ALTA.

Mr. Roberto Zamora has been a member of our board of directors since May 2019. He is the founder of Lafise Group, a holding company of six banks, three insurance companies in Nicaragua, Honduras and Costa Rica, seven stockbrokers, a global risk capital fund and a warehousing company present in 12 countries. Before founding Lafise in 1985, Zamora worked as treasury vice president of Citibank Venezuela. Mr. Zamora studied industrial engineering at the Central American University, in Managua, Nicaragua. Mr. Zamora resigned from our board of directors as of May 7, 2020

Mr. Fabio Villegas has been a member of our board of directors since May 2019. He was our chief executive officer for 11 years, during which period we joined the Star Alliance network, conducted our initial public offering, completed the acquisition of Avianca Ecuador S.A. (formerly Aerogal) and the merger with Taca, and launched our loyalty program LifeMiles. From 2003 to 2005, Mr. Villegas held the position of director of the National Association of Financial Institutions, as well as managing director of the Rothschild Group and Deutsche Bank in Colombia; in the 1990s, he served in different governmental positions as ambassador of Colombia to the OAS, minister and General Secretary of the President. Further, he taught advanced monetary theory as well as the economics master program at the Universidad de los Andes in Bogota. He holds a bachelor’s degree in economics from the Jorge Tadeo Lozano University in Bogotá and a master’s degree in economics from the London School of Economics in the United Kingdom.

Mr. Jose Gurdian has been a member of our board of directors since March 27, 2020. Mr. Gurdian is a founding partner and chief executive officer of Caoba Capital, a leading Latin American private equity and investment banking firm. Since 2005, Mr. Gurdian has led Caoba Capital’s efforts in a variety of equity investments, mergers, acquisitions and debt issuances, totaling over $7.0 billion in aggregate transaction value. Caoba Capital has over $800.0 million in assets under management in an actively managed private equity portfolio focused primarily in aerospace and transportation investment. In addition, Mr. Gurdian serves as the Independent Third Party designated by United Airlines to manage the controlling equity stake in us and as a member of the board of directors of Latin America’s second largest airline. Prior to founding Caoba Capital, Mr. Gurdian was a global partner of Ernst & Young, leading the Transaction Advisory Services group for Central America. Prior to that, Mr. Gurdian was vice president of finance, treasury and strategic development for TACA Airlines. Mr. Gurdian holds a bachelor’s degree in finance from Georgetown University.

Mr. Jairo Burgos De la Espriella has been a member of our board of directors since May 2019. Mr. Burgos de la Espriella is a lawyer and has worked as a consultant in corporate strategy, human resources and conflict management, with extensive executive experience in business management and high performance teams. He is the founder and Chief executive officer of Talent & Talante, a firm specializing in labor strategy. He served, for more than 20 years, as vice president of human resources of the Bancolombia Group, in 2004 and 2005, he was the lead manager of the merger of Bancolombia, Conavi and Corfinsura. He has been a member of the board of directors of Protection S.A. Sufinanciamiento S.A., Banco Mundo Mujer and Banco Agrario de Colombia. He holds a LLB from the Pontificia Universidad Javeriana and is a specialist in company bylaws and corporate labor law.

Mr. James P.S. Leshaw has served as an independent director on our board since March 2018. He obtained a degree in law from New York University School of Law, and a bachelor’s degree in political science and religion from Tufts University. He began his career at law firm Skadden, Arps, State, Meagher; Flom LLP in New York, and worked at Greenberg Traurig LLP in Miami for more than 20 years. He has more than 25 years of experience as a commercial lawyer handling domestic and international business disputes and transactions throughout the United States, Latin America, the Caribbean and Europe.

Mr. Richard Schifter has served as an independent director on our board since May 2019. He is a senior advisor at TPG, where he was a partner from 1994 to 2013, and member of the board of directors of Caesars Entertainment Corp., LPL Financial Holdings, Inc. and ProSight Global, Inc. as well as member of the board of supervisors of the Law School of the University of Pennsylvania and co-director of the National Advisory Board of Youth, Inc. Throughout his career, he has been a member of the board of directors of Midwest Airlines, Inc., EverBank Financial Corp., Mtel Latin America Inc., Controladora Milano, SA de CV, Alpargatas SAIC, Bristol Group SA, Grupo Milano, SA, Corporación General Directa, Producer of Papel SA de CV (Proposa), Empresas Chocolates La Corona, SA of C.V. (The Crown), Republic Airways, Ecoenterprises Fund, Gate Gourmet International, American Beacon Advisors, Inc., American Airlines Group Inc. America West Holdings Corp., U.S. Airways Inc. and Ryanair Holdings PLC. Schifter received a bachelor’s degree from George Washington University in 1975 and a Juris Doctor degree from the University of Pennsylvania School of Law in 1978.

Mr. Sergio Michelsen has served as an independent director on our board since May 2019. He holds a LLB degree from Andes University, a master’s degree in commercial law from the University of Paris II, with further studies in project development of the Euromoney Institute in New York and negotiation and administration courses at the University of Harvard. He previously held leadership positions at Shell, Hocol and the Stock Exchange of Bogotá. He worked at Cavelier Abogados and Hughes, Hubbard & Reed, a law firm based in New York. With more than 30 years of experience in transactions in Colombia and other jurisdictions, as well as adviser in matters of corporate governance and corporate law, he has been distinguished in Colombia and internationally as one of the most prominent lawyers in the practices of mergers and acquisitions, corporate governance, telecommunications and succession management. In addition, he is a member of the board of directors of Grupo Sura, Semana Publications, the Cardioinfantil Foundation and the Universidad de los Andes. Mr. Michelsen resigned from our board of directors as of June 4, 2020.

Mr. Álvaro Jaramillo has served as our director since February 2010 and as Avianca’s director during several periods, the most recent from March 2019 to March 2020. He obtained a degree in business administration from Universidad del Norte in Colombia. Mr. Jaramillo is the founding partner of iQ Outsourcing, Colombia’s leading BPO, was vice president of the Philadelphia National Bank from 1973 to 1981 and chief executive officer of Avianca, Banco de Colombia and several financial institutions in Colombia. He has been counselor and independent board member in several large corporations in Colombia and abroad and he serves as a member of the board of directors of Constructora ConConcreto S.A. and Grupo Daabon.

Mr. Rodrigo Salcedo has been a member of our board of directors since March 2019. Mr. Salcedo is a founder and is currently a managing partner of the private equity firm Caoba Capital and has been with the firm since its inception in 2005. He has participated in the design and implementation of multiple transactions in Latin America and manages a private equity portfolio with investments in Central America, Mexico and the Andean Pact. He has more than 20 years of experience in corporate finance, investment banking and private equity, focusing on mergers and acquisitions, strategic advice, valuations, structured finance and capital raising. Mr. Salcedo is a member of the board of directors of the packaging company Cartones America, S.A., of the distribution, logistics and ground transportation company Traxion, S.A., of the maintenance and repair company MRO Holdings, and previously of the Mexican airline Volaris. Mr. Salcedo holds a bachelor’s degree in economics from the University of California at Berkeley.

Mr. Óscar Darío Morales has served as our director since April 2012. He obtained a degree in public accounting from Universidad Javeriana in Cali, with a specialization in finance. Mr. Morales was chief executive officer of the CARVAJAL Group from 2007 to 2013, managing partner of Deloitte & Touche Colombia, chairman of the board of directors of Deloitte Latin America (Colombia) and managing partner for Central America and the Caribbean, Costa Rica & Panama at Deloitte & Touche. He served as a member of the board of directors of Propal, Assenda, Carpak, Integrar, Pensiones y Cesantías Colpatria, Cali’s Chamber of Commerce, Andi, Ciamsa and Industrias Lehner, among others.

Executive Committee

In accordance with the Amended and Restated Joint Action Agreement, our board establishes a board committee to comprise one independent director appointed by BRW, one independent director appointed by Kingsland (provided that, under certain conditions, as specified in the Amended and Restated Joint Action Agreement, this seat may be filled by one independent director appointed by United) and one consensus director selected by the other two members of the executive committee. The consensus director that is not selected to be a member of the executive committee serves as an alternate member of the executive committee and is eligible to attend executive committee meetings and to vote in the place of the other consensus director if the other consensus director is not present at such meeting for such vote.

The executive committee reviews all matters to be presented to our board, and the approval of a majority of the members of the executive committee is required for any agenda item or matter requiring a decision or resolution of the board, prior to its presentation to the board (subject to certain limited exceptions relating to the duties of the board of directors).

The Amended and Restated Joint Action Agreement provides that if BRW has made certain repayments in respect of the United Loan and if certain other conditions are satisfied, the executive committee may cease to operate. The executive committee may also cease to operate once all of the obligations under the United Loan are repaid.

Executive Officers

We are managed by our board of directors and our executive officers. Our board of directors appoints our chief executive officer and chief financial officer, in compliance with the vacancy procedures set forth in the Amended and Restated Joint Action Agreement. Other executive officers are selected by our chief executive officer.

Name	Position	Appointment Date	Age	Nationality
Anko van der Werff	Chief Executive Officer of Avianca Holdings S.A.	July 15, 2019	44	Dutch
Adrian Neuhauser	Chief Financial Officer	July 2, 2019	47	Chilean
Renato Covelo	Chief People and Legal Officer	December, 2016	45	Brazilian
Eduardo Mendoza	Chief Operating Officer(1)	June 2018	59	Colombian
Michael Swiatek	Chief Planning Officer	November, 2019	59	America
Silvia Mosquera	Chief Commercial Officer	November, 2016	43	Spanish
Matthew Vincett	Chief Executive Officer of LifeMiles Ltd.	June, 2017	47	Canadian
María Paula Duque	Chief Customer Experience Officer	July, 2016	50	Colombian
Richard Galindo	Secretary	May 2019	41	Colombian

(1)

In 2019, Mr. Santiago Aldana was our chief information officer (December 2019), Mrs. Ana Maria Rubio was senior vice president of human resources (September 2019), Mr. Roberto Held was our chief financial officer and senior vice president of finance (September 2019), Mr. Gerardo Grajales was our chief transformation officer (December 2019) and Mr. Hernan Rincon was our chief executive officer until April 2019.

Mr. Anko van der Werff has had an outstanding global trajectory in the airline industry. His last position was in Aeromexico where he served for five years as Executive Vice President and Commercial Vice President, where he was responsible for Corporate Strategy, Network Planning and Itineraries, Alliances, Pricing & Revenue Management, Sales, Distribution, E-Commerce and Marketing. Before joining Aeromexico, Anko van der Werff was Senior Vice President of Pricing & Revenue Management and Global Sales & Distribution of Qatar Airways. He also led KLM’s commercial strategy in the United Kingdom and Ireland, as well as in the Nordic countries. He was also affiliated to Northwest Airlines and Air France at the beginning of his professional career. Mr. Van der Werff holds a degree in law from the University of Leiden, The Netherlands. He also holds a master’s degree in administration from the Business School of the University of Harvard. He speaks English, Dutch and Spanish fluently. In addition, he has been a visiting professor at different international university institutions such as Cranfield, in the United Kingdom, Bad Honnef, in Germany and the University of Texas A&M, in Qatar.

Mr. Adrian Neuhauser has served as our chief financial officer since August 2019. Mr. Neuhauser has more than 20 years of experience in the financial sector, focused on investment banking. Mr. Neuhauser was Managing Director at Credit Suisse covering airlines throughout the Americas from 2016 to 2019. Previously, he held senior positions at Deutsche Bank, Bank of America and Merrill Lynch.

Mr. Renato Covelo has served as our chief people and legal officer since October 2019; previously, he served as our senior vice president general counsel and secretary for three years. He holds a law degree from the law school of Faculdades Metropolitanas Unidas in São Paulo, a post-graduate degree in corporate and economics law from the Getúlio Vargas Foundation and a master’s degree in international law from the University of São Paulo. Prior to joining us, he served as general counsel of Azul Linhas Aéreas Brasileras S.A. and worked in several law firms, including Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also worked in the legal departments of various organizations in Brazil.

Mr. Eduardo Mendoza has served as our chief operating officer since October 2019; previously, Mr. Mendoza served as senior vice president of operations since June 2018 and as a pilot for more than thirteen years. He holds a law degree from Universidad de los Andes in Colombia, a master of laws (LL.M.) degree of New York University and a master’s degree in international relations of Yale University

Mr. Michael Swiatek has served as our chief planning officer since November 2019. He holds a degree in international studies from Iona College in New York, and a master’s degree in business administration from Chicago Booth School of Business. Mr. Swaitek has more than 25 years of experience in the airline industry. He has served in leadership positions in Air New Zeland, as chief planning officer in Qatar Airways and IndiGo, as well as vice president of network planning at LATAM for three years.

Mrs. Silvia Mosquera has served as our chief commercial officer since November 2016. She holds a degree in chemical engineering from Universidad de Santiago de Compostela in Spain and a post-graduate degree in general management (Programa Dirección General) from IESE Business School. Before working with us, Mrs. Mosquera served as chief commercial officer at Iberia Express, Iberia Group’s low-cost airline, and occupied the position of director of strategy, routes and revenue management at Vueling, which position she had previously held at Clickair.

Mr. Matthew Vincett has served as chief executive officer of LifeMiles Ltd. since 2015. He was vice president of our loyalty business unit since 2010, where he led the integration of the loyalty areas of Avianca and Taca, the creation and development of the LifeMiles program and the spin-off of our loyalty business unit. Prior to his tenure at Avianca, Mr. Vincett served as commercial vice president and regional airlines vice president at Taca. He holds a bachelor’s of arts degree from University of Western Ontario in Canada and a master’s degree in business administration from Institut Européen d’Administration des Affaires (INSEAD) in France.

Mrs. María Paula Duque has served as our chief customer experience officer since January 2018. She holds a master’s degree in communications management from Strathclyde University in England. Throughout her career she has held key positions in the telecommunications industry with Colombian companies including the ETB (Empresa de Telecomunicaciones de Bogotá) and EPM (Empresas Públicas de Medellín). Between 2002 and 2005, Mrs. Duque was Colombia’s vice minister of communications, after this position she served as public sector manager and director of Andean business segments with Microsoft.

Mr. Richard Galindo has served as general secretary since May 2019 and as associate general counsel since October 2019; previously, he served as our legal director and acting senior legal vice president. He holds a law degree and a post-graduate degree in corporate law from the law school of Pontificia Universidad Javeriana in Bogotá, a post-graduate degree in tax law from Universidad del Rosario and master of laws (LL.M.) degree in business law from the University of California, Los Angeles. Prior to joining us, Mr. Galindo served as director of the corporate/M&A practice group at Brigard Urrutia and worked in other law firms, including Withers (New York) and other Colombian law firms. Mr. Galindo is admitted to the practice of law both in Colombia and in the State of New York.

B.	Compensation

In 2019, we paid $5.6 million in aggregate cash compensation to our executive officers. In addition, in 2019, we paid $0.9 million in aggregate cash compensation to our board members, and they and their spouses were entitled to travel free on our domestic and international flights. In 2019, pursuant to an agreement entered in 2009 in anticipation of the combination of Avianca and Taca, we also allowed members of the Efromovich and Kriete families to travel free on certain of our domestic and international flights. We have not set aside any funds for future payments to executive officers or directors. We intend to continue to compensate non-management directors for their service on our board of directors. We expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors’ meetings. In addition, members of committees of our board of directors receive $1,000 for each committee meeting. All members of our board of directors and their spouses are entitled to travel free on our domestic and international flights.

We had accrued pension benefits and employee benefits of $156.7 million, $144.9 million and $174 million as of December 31, 2019, 2018 and 2017, respectively.

Compensation Plan

Pursuant to our phantom option plan, our chief level officers, vice presidents and directors are eligible to receive stock options based on financial and client-related performance. In 2019, variable compensation represented 70% of chief level officers,’ 45% of vice presidents’ and 14% of directors’ annual base salary.

C.	Board Practices

Our board of directors comprises 11 members with terms expiring in March 2021. For more information, see “—A. Directors and Senior Management.” None of the members of our board of directors has entered into any service contract with us.

Committees of the Board of Directors

The following is a brief description of the committees of our board of directors:

Audit and Corporate Governance Committee

Our audit and corporate governance committee comprises three independent directors: Oscar Morales, Rodrigo Salcedo and James P. Leshaw. Our audit and corporate governance committee supports our board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The committee is also responsible for, among other things:

•	appointment, compensation and oversight of our internal auditor;

•	review and approval of the annual audit plan presented by our internal auditor;

•

review, on an annual basis, of a report by the internal auditor describing our internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, and all relationships between us and the internal auditor;

•	discussions relating to our annual audited and quarterly unaudited consolidated financial statements with management and our independent auditor;

•	assessment of our internal auditor’s performance;

•

reports to the board of directors regarding (i) quality and sufficiency of our consolidated financial statements, (ii) compliance with legal and regulatory requirements, (iii) performance and independence of our independent auditor and (iv) performance of the internal auditor;

•	review and approval of material related party transactions to address potential conflicts of interest;

•	together with the independent auditor, review of any difficulty encountered by the internal audit team during the audit process;

•	annual performance review and evaluation of the audit committee; and

•	other matters that are specifically delegated to it by the board of directors from time to time.

Human Resources and Compensation Committee

Our human resources and compensation committee comprises four directors: Jairo Burgos, James P. Leshaw, Rodrigo Salcedo and Roberto Kriete. The committee supports our board of directors in setting the compensation of our directors, executive officers and employees. It also recommends basic compensation policies and the objectives that should be taken into account regarding compensation of our executive officers and employees.

Finance and Investments Committee

Our finance and investments committee comprises three directors: Roberto Kriete, Oscar Morales and Alvaro Jaramillo. The committee supports our board of directors in monitoring our financial performance and risk management; it is responsible for analyzing and recommending capital and debt structures to our board of directors.

D.	Employees

As of December 31, 2019, we had 20,874 employees.

Approximately 61% of our employees are located in Colombia, 7% in Peru, 6% in Ecuador, 15% in El Salvador, 4% in Costa Rica and 7% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2019	2018	2017
Pilots	1,863	2,234	2,174
Flight attendants	2,882	3,400	3,484
Mechanics(1)(2)	2,172	2,414	2,285
Customer service agents, reservation agents, ramp and other(2)	5,893	5,452	5,910
Management and clerical(2)	3,906	5,460	5,425
Others(3)	4,158	2,901	6,028

Total employees	20,874	21,861	25,306

(1)

The number of our mechanics fluctuates based on the scheduling of our aircraft maintenance. We are able to optimize the number of mechanics we employ because of the short-term nature of their employment contracts.

(2)	Includes third-party contractors and cooperative members.
(3)	2019 includes employees of SAI, Aerounion, Latinco and Regions: 2018 includes employees of La Costeña and SAI; 2017 includes employees of La Costeña, SAI and Getcom.

Collective Bargaining Agreements

Typically, our collective bargaining agreements in Colombia, Argentina, Peru and Mexico have terms of two to five years. In addition, pursuant to Colombian law, unless one of the parties to the collective bargaining agreement communicates its intention to terminate the agreement within 60 days prior to its termination date, the agreement is continuously extended for six-month periods. Under Colombian law, we provide an essential public service and, as a result, strikes and work interruptions are forbidden. Nevertheless, slow-downs or stoppages or any prolonged dispute with our employees that are members of unions, or any other sizable number of our employees, could have a direct material adverse impact on our operations. In Colombia, approximately 22.5% of our 10,037 employees were members of unions as of December 31, 2019. In addition, there are six unions in four different countries covering our employees outside Colombia as follows: three labor unions in Peru that cover 31.4% of our employees in Avianca Peru, two labor unions in Mexico that cover 100% of our employees in Taca de Mexico S.A. and one labor union in Argentina that covers 44.7% of our employees in Avianca Peru.

We believe we maintain generally good relations with our unionized and non-unionized employees in all countries. In 2017, a 51-day long strike of approximately 700 members of the pilots’ union Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles) resulted in the cancellation of 50% of our flights in the last four months of 2017. We do not have any material labor claims and have otherwise not experienced material work stoppages in the past 18 years.

We cannot predict the duration of any labor dispute with our unions or the terms of our future collective bargaining agreements; we therefore cannot accurately predict the impact of labor disputes on our financial results or operations. Any renegotiated collective bargaining agreement could result in significant wage increases, which could result in an increase in our operating expenses.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increases in labor benefits, union disputes, strikes and other labor-related disturbances may adversely affect us.”

Employee Incentive Programs

We have goal-driven compensation incentive programs for our management and employees based on financial and operating metrics, including a phantom stock option plan for our management based on goals set on an annual basis. We also have employee incentives for the achievement of monthly on-time light performance goals. We believe that our management and employee incentive programs contribute to our success by rewarding the accomplishment of pre-defined financial and operating goals with variable compensation. Bonuses are usually paid three months after the end of each year and range from 10% to 50% of an employee’s annual fixed salary. Typically, 30% to 50% of the bonus amount is based on corporate performance, and the remaining 70% to 50% is based on the achievement of individual goals, as determined for managers in each department. Our incentive programs also take into account safety considerations, which are our priority. For more information, See “—B. Compensation—Compensation Plan.”

E.	Share Ownership

Mr. Germán Efromovich and Mr. José Efromovich beneficially own our shares held by Synergy via its indirectly controlled subsidiary, BRW, and Mr. Roberto Kriete beneficially owns our shares held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As of December 31, 2019, none of the members of our board of directors held any of our shares and, of our executive officers, only Matthew Vincent held 2,763 preferred shares

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of December 31, 2019.

	Beneficial ownership as of December 31, 2019
	Common shares	%	Preferred shares(4)%
BRW(1)(3)	515,999,999	78.1%	—	—
Kingsland(2)(3)	144,800,003	21.9%	—	—
Donald Smith & Co., Inc.	—	—	20,338,440	6.05%
Directors and officers(5)	—	—	2,763	0.01%
Others	1	*	315,846,082	93.94%

Total	660,800,003	100.0%	336,187,285	100.0%

(1)	A Delaware limited liability company and wholly owned subsidiary of Synergy. Germán Efromovich and José Efromovich have dispositive voting power of Synergy’s shares.
(2)

Special purpose company incorporated under the laws of the Commonwealth of the Bahamas, which is indirectly wholly owned by the Atlantis Trust. Roberto Kriete and his family have dispositive voting power of Kingsland’s shares.

(3)

On November 9, 2018, under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust, as collateral agent for the benefit of United, 78.1% of our common shares, among other assets, as security for BRW’s obligations under the United Loan Agreement. In addition, on November 9, 2018, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement. Following defaults by BRW under the United Loan Agreement, United accelerated the United Loan Agreement and, on May 24, 2019, commenced the exercise of remedies against BRW and BRW Holding

(4)	Excludes 4,320,632 preferred shares held by Fidubogota our behalf.
(5)	See “Item 6E. Share Ownership.”
*	On or about November 29, 2018, BRW transferred, for good and valuable consideration, one common share to United.

33.6% of our outstanding capital stock (excluding the preferred shares held by Fidubogota on our behalf) comprises preferred shares, including those represented by ADSs, and 66.4% of our outstanding capital stock comprises common shares held by BRW and Kingsland. The common shares owned by BRW and Kingsland have been pledged as security for certain financial and other obligations, including the United Loan. See “—Pledges of Common Shares by BRW and Kingsland” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.”

On November 13, 2018, in anticipation of the United Copa Transaction, Synergy transferred 489,200,000 of our common shares (corresponding to 74% of our total outstanding common shares and 48.9% of our total issued share capital) to BRW, this transfer was made in the context of an overall restructuring process at Synergy in connection with the United Copa Transaction and did not change our ultimate ownership structure. As a result of this transaction, BRW currently holds 78.1% of our common shares which represents 51.5% of our total outstanding shares. Mr. Germán Efromovich and his brother Mr. José Efromovich are the ultimate beneficial owners of BRW. Kingsland’s sole purpose is holding common shares for the benefit of certain members of the Kriete family.

Pledges of Common Shares by BRW and Kingsland

Following defaults by BRW under the United Loan Agreement (unrelated to any financial covenants applicable to us), on May 24, 2019, United commenced the exercise of certain remedies against BRW and BRW Holding. Pursuant to the terms of the United Loan Agreement, United appointed Kingsland as the Independent Third Party entitled to exercise voting control over BRW and, as a result, BRW Holding (and, indirectly, Synergy) lost the right to direct the manner in which BRW votes the BRW Pledged Shares. Following the foregoing transactions, Kingsland appointed itself as BRW’s manager. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the BRW Pledged Shares), Kingsland assumed voting control over us.

We are not a party to the United Loan or an obligor thereunder, and any default by BRW under the United Loan does not per se constitute an event of default in respect of indebtedness owed by us or by any of our subsidiaries.

One or more events of default under the United Loan entitles United or its collateral agent to take enforcement action in relation to 78.1% of our common shares, which could result in United or its collateral agent taking steps to enforce the share pledge, including ultimately taking control of our company or selling control to a third party, which in turn could constitute an event of default under several of our financing agreements, including material bilateral and multi-lender credit facilities and substantially all of our ECA financings. There are a number of different definitions of change of control under our financings, and any future determination of whether a change in control has occurred may be a complex assessment and may not be without doubt. In addition, if United enforces the share pledge, this may, in certain circumstances, result in the right of Advent (a 30% minority investor in LifeMiles) to require us to purchase Advent’s interest in LifeMiles at a price to be determined pursuant to LifeMiles’ shareholders agreement, and any such obligation would be material. As of the date of this annual report, we understand that United has not provided a waiver of all existing defaults under the United Loan and there can be no assurance that, if a new waiver is requested by BRW after the date of this annual report, any such waiver would be granted. As of the date of this annual report, we are not aware of any action that United or its collateral agent have taken to enforce the share pledge.

Furthermore, the terms of our outstanding 2020 notes contain a change of control repurchase provision which provides that if there is a rating downgrade in the notes by each rating agency that rates the notes, and such downgrade results from a change of control, we will be required to offer to all holders of such notes the right to sell such notes to us for a purchase price of 101% of their principal amount plus accrued and unpaid interest.

We have obtained consent from the lenders under our bilateral and multi-lender credit facilities and from the lenders and ECAs under our ECA financings in order to add United as a permitted holder under the relevant change of control provisions of such financings. However, these consents do not address the change of control provisions referred to above under our 2020 notes and the Advent put option arrangements.

Furthermore, the exercise of put and call options negotiated in the context of the United Loan may, under certain conditions, lead to the transfer of shares from BRW and Kingsland to United. In addition, subject to certain conditions, BRW may also repay part of the principal and interest under the United Loan with our shares, which can involve either United taking ownership of the relevant shares or such shares being sold to third parties in the open market. Furthermore, any breach of the obligations of Kingsland that are owed to United and secured by the common shares that Kingsland owns may also entitle United to take enforcement action in respect of such shares. We cannot assure you that, as a consequence of these arrangements, our current controlling shareholders, BRW and Kingsland, will keep their majority stake and/or exclusive voting control in us.

As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings.

For as description of the risks associated with the transactions described above, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—BRW has pledged its common shares of Avianca Holdings to secure its obligations under the United Loan Agreement. BRW is in breach of certain provisions of the United Loan and United has commenced the exercise of remedies against BRW and its holding company, BRW Holding.”

B.	Related Party Transactions

We engage in financial and commercial transactions with “related parties” (within the meaning of the SEC rules), which comply with applicable transfer pricing rules and corporate governance policies. In 2019, we terminated all related party transactions with Oceanair, commercially known as Avianca Brasil, which, in December 2018, filed a petition for judicial restructuring before the First Bankruptcy Court of the Central Courthouse of the Judicial District of São Paulo State, Brazil, seeking a voluntary judicial restructuring and emergency relief staying Brazilian foreclosure actions against its aircraft.

Arrangements with Affiliated Service Providers

We pay certain of our affiliates for services related to maintenance, cargo and courier services, hotel accommodation services, personnel ground transportation and other services. Empresariales S.A.S., an affiliate of Synergy, provides ground transportation for our crew and other employees. Opera Transporte y Logistica Integral S.A.S., formerly Transportadora del Meta S.A.S., an affiliate of Synergy, provides ground cargo and courier services in connection with our cargo and courier business. Global Operadora Hotelera S.A., an entity controlled by a foundation created by Germán Efromovich, provides hotel accommodation services for our crew and other employees. Aeromantenimiento S.A., an affiliate of Kingsland, provides us with maintenance services related to our fleet. All of these arrangements comply with applicable transfer pricing rules and were approved by a majority of our independent directors, as well as by our audit committee and corporate governance committee.

In 2019, our total expenses related to services provided by these affiliates were $9.7 million.

Registration Rights Agreement

We, BRW, United and Kingsland are party to a registration rights agreement, which was amended upon the consummation of our November 2013 U.S. initial public offering, pursuant to which Synergy and Kingsland have certain registration rights, including the ability to require us to register their common shares, preferred shares or the ADSs that represent them in a registered public offering (subject to certain restrictions and limitations). On November 29, 2018, we entered into a second amended and restated registration rights agreement with Kingsland, Synergy, BRW and United. The amended and restated registration rights agreement grants United certain registration rights with respect to any of our shares that United acquires under the United Loan (including, without limitation, shares received in partial satisfaction of amounts owing to United under the United Loan) and certain other registrable securities that United may hold from time to time (including shares of common stock or preferred stock, American depositary receipts (“ADRs”) representing these shares or certain convertible or exchangeable securities). The amended and restated registration rights agreement includes provisions in relation to demand registration and piggyback registration.

Amended and Restated Joint Action Agreement and Share Rights Agreement

Governance

We are a party to the Amended and Restated Joint Action Agreement, which, under certain conditions, provides BRW, Kingsland and United each with the right to appoint a number of directors proportional to their ownership of our common shares (for more information, see “Item 6. Directors Senior Management and Employees—A. Directors and Senior Management”), and which obliges us to take all necessary actions to enforce the provisions set therein. The Amended and Restated Joint Action Agreement provides that a majority of our directors must be “independent” under the rules and regulations of the NYSE.

While our operations are controlled by our management, under the direction and supervision of our board of directors and executive offices the Amended and Restated Joint Action Agreement gives BRW, the Independent Third Party and United (if it has issued a United Approval Notice), veto power over certain strategic and operational transactions. Pursuant to the Amended and Restated Joint Action Agreement in connection with the Share Rights

Agreement, Kingsland has irrevocably granted these rights to the Independent Third Party. Prior to our board’s considering or acting upon any such matters at any board meeting, and/or prior to us or our board submitting any such matter to a vote of our shareholders, as applicable, we must send, among others, to each of the Independent Third Party and BRW a written notice requesting that each of them approves such matter in the time constraints provided for in the Amended and Restated Joint Action Agreement. Such strategic and operational transactions include, among others:

•	mergers, consolidations, and dispositions of all or substantially all of the assets of Avianca Holdings or any of its subsidiaries to a third party;

•	the issuance or sale of voting common or preferred stock or other form of voting equity interest in Avianca Holdings or any of its subsidiaries;

•

except as specifically identified in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement, certain acquisitions of (i) securities or other interests in any joint venture, partnership or other person, (ii) assets related to the airline business or activities ancillary or related thereto in each case over $10 million in any single instance or over $25 million in the aggregate during any fiscal year, or (iii) assets not related to the airline business or activities ancillary or related thereto;

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

•	commencement of any bankruptcy or insolvency proceeding; and

•	dissolution or liquidation of a material subsidiary of Avianca Holdings.

In addition, pursuant to the Share Rights Agreement, if (i) United determines that its exercise of any or all of the rights that have been delegated to the Independent Third Party by Kingsland can be exercised by United or its designee without such exercise constituting “control” within the meaning of such term within any of United’s collective bargaining agreements or other material agreements, or (ii) United is otherwise prepared to exercise any or all of such rights (which is referred to herein as a United Approval Notice), then United or its designee can assume some or all of the rights given to the Independent Third Party. Such United Approval Notice has not been issued as of the date of this annual report.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there shall be certain changes to the veto rights described above.

If, prior to November 29, 2028, the Independent Third Party or United (if it has issued a United Approval Notice) exercises certain of its veto rights, BRW has the option to make, within 30 days after the Independent Third Party exercises such veto right, a bona fide offer in writing to United to purchase all (but not less than all) of the shares (including common and preferred shares) owned by United at a price per share equal to the fair market price per share and provide evidence that it has and will have immediately available funds to purchase all of the shares owned by United; provided, however, that BRW will only have the right to purchase all but one share owned by United. United may accept or reject BRW’s offer in its sole and absolute discretion. If the offer is accepted and a party fails to close the transaction, the other party is entitled to an injunction to prevent breaches of the Share Rights Agreement as well as to enforce its provisions and is entitled to be indemnified for all losses and damages resulting from such failure, including attorney fees. The Independent Third Party or, if applicable, United, may also revoke its exercise of the veto right, among others, by delivering to BRW written notice at any time prior to the closing date of the buy-out transaction and, consequently, BRW will no longer have a buy-out right and the Independent Third Party or, if applicable, United will not have the right to veto on that matter. For BRW to have such right to buy out United, certain additional conditions must be fulfilled, including, among others:

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

In addition, United has a buy-out right if BRW exercises its veto right and United owns, at such time of exercise and until the completion of the buy-out, more common shares than BRW. In this case, United has the right to make a bona fide offer in writing to BRW within 30 days of exercise of the veto right to purchase all (but not less than all) shares (including common and preferred shares) owned by BRW at a price per share equal to the fair market price per share, as defined therein, and such offer must include evidence that United has and will have immediately available funds to purchase all (but not less than all) of the shares owned by BRW. If the offer is accepted and a party fails to close the transaction, the other party is entitled to an injunction to prevent breaches of the Share Rights Agreement as well as to enforce its provisions and it is entitled to be indemnified for all losses and damages resulting from such failure, including attorney fees. BRW may also revoke its exercise of the veto right, among others, by delivering to United written notice at any time prior to the closing date of the buy-out transaction and, consequently, United will no longer have a buy-out right and BRW will not have the right to veto on that matter.

In addition, under the Amended and Restated Joint Action Agreement, certain transactions require a majority vote of the board of directors and an approval of a majority of the independent directors, including:

•

acquisition, repurchase or redemption of an equity interest in Avianca Holdings or any of its subsidiaries or the issuance or sale of a non-voting equity interest in Avianca Holdings or any of its subsidiaries;

•	any material change in accounting methods, except for in certain specified circumstances;

•	execution of a settlement agreement or confession of a judgment, the result of which would be to cause Avianca Holdings to pay over $5 million to a third party;

•	commencement of litigation over $5 million;

•	incurrence of certain indebtedness, except as contemplated in our annual business plan and budget approved pursuant to the Amended and Restated Joint Action Agreement;

•	adoption or amendment of any equity incentive plan;

•	modification of our dividend policy;

•	termination or relinquishment of any material governmental license, permit or concession.

Furthermore, if all of the obligations under the United Loan are repaid in full, the Amended and Restated Joint Action Agreement provides that there will be certain changes to the transactions that require a majority vote of the board of directors and an approval of a majority of the independent directors.

Pursuant to the Amended and Restated Joint Action Agreement in connection with the Share Rights Agreement, we understand that United does not currently intend to exercise any of its rights under these agreements or under our charter (pacto social) with respect to the acquisition of, exercise of rights with respect to, or transfer of ownership or voting of, shares if doing so would constitute “control” within the meaning of such term in any of United’s collective bargaining agreements or other material agreements.

In the event that our chief executive officer or chief financial officer position becomes vacant, a search firm (in the case of a chief executive officer vacancy) or the chief executive officer (in the case of a chief financial officer vacancy) will put together a slate of at least three candidates to serve in such vacant position. If certain removal rights are exercised by the Independent Third Party (or United, if it has issued a United Approval Notice) and BRW with regards to the proposed slate of candidates, our board of directors will select among the remaining candidates by a majority vote a successor chief executive officer. In the case of the position of the chief financial officer, upon the potential exercise of certain removal rights by the Independent Third Party (or United, if it has issued a United Approval Notice) and BRW with regards to the proposed slate, our chief executive officer will recommend one of the remaining candidates to our human resources committee. If our human resources committee approves and recommends such candidate, our board of directors may approve and appoint such candidate as chief financial officer.

For information on our executive committee, see “Item 6—A. Directors and Senior Management—Executive Committee.”

Restrictions on Conversion of Shares

Except as specified in the Share Rights Agreement, until BRW has paid in full all of its obligations in connection with the United Loan, BRW, Kingsland and, among others, their respective affiliates, may not voluntarily convert any of their common shares in Avianca Holdings into preferred shares or other form of convertible security, without United’s prior written consent. Under no circumstances may these parties convert any common shares into preferred shares or other form of convertible security if such conversion would otherwise cause all of Avianca Holdings’ preferred shares to have voting rights pursuant to our organizational documents or cause BRW and Kingsland to lose control of us.

Restrictions on Transfer of Shares

Pursuant to the Amended and Restated Joint Action Agreement, BRW, Kingsland and United will not make, solicit or permit any sale, transfer, other disposition of, or create, incur, assume any lien with respect to any shares in Avianca Holdings to a person that is a non-permitted holder. A non-permitted holder is (a) a person whose ownership of securities of the Company would violate applicable law or would cause the Company or any of its subsidiaries to no longer comply with local ownership restrictions or aviation bilateral treaties that govern the Company’s or its subsidiaries’ operations, (b) any competitor or an affiliate of a competitor, as described therein (or any person known to be acting on their behalf), (c) any person whose business includes the transportation of passengers and/or cargo that is not a member of the Star Alliance (or any person known to be acting on their behalf), provided that the term “non-permitted holder” shall exclude the parties to the Amended and Restated Joint Action Agreement, any affiliate of United, the Independent Third Party, or following an event of default under the United Loan, a United designee. The Amended and Restated Joint Action Agreement includes certain exceptions whereby, among others, open market sales on an established U.S. or foreign securities exchange on which the shares are listed are permitted. In addition, such restrictions apply to United only in a limited way, and do not apply to Kingsland’s ability to transfer its put shares, as defined in the United Loan, to United or BRW.

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

Pursuant to the Share Rights Agreement, without the prior written approval of United, none of Kingsland or BRW may transfer or cause to be transferred any shares to a non-permitted holder, as described above. The Share Rights Agreements provides further restrictions and rights in connection with the transfer of shares by United, BRW and Kingsland, including, subject to certain conditions set forth therein:

•	a tag-along right granted to Kingsland in the case of a proposed sale of shares owned by United;

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

Term of the Share Rights Agreement

The Share Rights Agreement provides that it shall remain in full force and effect until the latest of (a) November 29, 2028 (which is ten years from the date of the agreement), (b) payment in full of all amounts owing under the United Loan, provided that whilst the Amended and Restated Joint Action Agreement remains in effect, certain provisions shall continue to survive, among other provisions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and our consolidated financial statements and the notes thereto beginning on page F-1.

Litigation Involving Subsidiaries

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Of our total claims and legal actions, management has estimated a probable loss of $20.2 million. See note 32 to our audited consolidated financial statements as of and for the year ended December 31, 2019, included elsewhere in this annual report.

Dividends and Dividend Policy

The payment of dividends on our shares is subject to the discretion of the holders of our common shares who vote to approve dividend declarations at annual or extraordinary general shareholders’ meetings. Under Panamanian law, we may pay dividends only out of retained earnings or capital surplus. So long as we do not default in our payments under our loan agreements, there are no covenants or other restrictions on our ability to declare and pay dividends. Our articles of incorporation provide that all dividends declared by our general shareholders’ meeting will be paid equally with respect to all of the preferred shares and common shares. Our articles of incorporation also provide that our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

Our shareholders have adopted a dividend policy that provides for the payment of annual dividends equal to at least 15% of our annual distributable profits (defined below). “Annual distributable profits” are defined in our bylaws as our annual profits (after taxes), less amounts used to offset losses of previous fiscal periods, less amounts necessary to fund legal and other reserves, if any. Panamanian law does not currently provide for a required legal reserve.

Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of our shareholders will be entitled to any dividends. If dividends are declared and our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to holders of our preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of our preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Capital Stock—Preferred Shares—Minimum Preferred Dividend.”

A majority of the holders of our common shares may, in their sole discretion and for any reason, amend or discontinue the dividend policy. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares— Our controlling shareholders can direct our affairs, and their interests may conflict with those of holders of the ADSs.”

Certain of our subsidiaries are parties to bonds, leases and loan agreements that restrict their ability to pay dividends or make distributions to us. For a description of these restrictions, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

In 2019, we paid dividends of COP 50 per preferred share and COP 46 per common share. In 2018, we paid dividends of COP 98.6 per share. In 2017, we paid dividends of COP 38.5 per share.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2019.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

ADSs

ADSs representing our preferred shares were listed on the NYSE under the symbol “AVH” since November 2013 until their delisting in June 2020 as a result of our Chapter 11 proceedings. As of the date of this annual report, the ADSs are traded in the overthe- counter market. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and our Preferred Shares—Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our preferred shares, trading in the ADSs or our preferred shares during the pendency of our Chapter 11 proceedings is highly speculative and poses substantial risks.”

Preferred Shares

Our preferred shares are registered in the Colombian national registry of securities and issuers (registro nacional de valores y emisores) kept by the SFC and trade on the Colombian Stock Exchange under the symbol “PFAVH.” Our preferred shares began trading in May 2011.

The Colombian Stock Exchange notified us that (i) as of May 26, 2020, our preferred shares would trade on the Colombian Stock Exchange by means of auction, (ii) our preferred shares continue to be ineligible for repo transactions and are inadmissible as collateral for margin calls in other types of transactions and (iii) as of May 11, 2020, no futures or options contracts in respect of our preferred shares may be entered into.

On May 31, 2020, the closing price of our preferred shares on the Colombian Stock Exchange was COP 98.5, or $0.03 per share (based on the exchange rate as of May 31, 2019).

B.	Plan of Distribution

Not applicable.

C.	Markets

Prior to 2001, there were three stock exchanges in Colombia: the Stock Exchange of Bogotá established in 1928, the Stock Exchange of Medellín established 1950 and the Stock Exchange of Occidente established 1970.

After limited economic growth during the 1980s, economic expansion of the 1990s resulted in the Colombian capital markets growing at unprecedented rates, as indicated or measured by listed companies’ market capitalization, the total value traded in the stock markets and the total amount of outstanding domestic public and private bonds.

This rapid growth resulted in increased regulation of the Colombian capital markets and precipitated the merger of the three stock exchanges into the Colombian Stock Exchange in July 2001.

The Colombian Stock Exchange handles relatively minor trading and liquidity compared to stock exchanges in major global financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. The Colombian Stock Exchange is supervised by the SFC.

In November 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. In June 2014, the Mexican Stock Exchange and local depositary (INDEVAL) were also integrated into the Latin American Integrated Market. The Latin American Integrated Market is the leading market in terms of number of issuers (624 as of December 31, 2019) and market capitalization ($857.5 million as of December 31, 2019).

The total value of equities traded on the Colombian Stock Exchange in 2019 was COP 46.0 trillion (including spot and repurchase and securities lending transactions) with a daily average of COP 187.0 million, representing a nominal increase of 2.26% from the daily average value of equities traded in 2018. Spot transactions over equities traded in 2019 was COP 35.1 trillion with a daily average of COP 142.8 million, representing a nominal increase of 3.28% from the daily average value of spot transactions traded in 2018. Debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The following table sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2009:

	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Number of listed companies	68	68	69	70	73	74	79	82	83	86	87
Market capitalization (in trillions of COP)	436	340	364	311	278	364	416	484	404	418	287

Source: Colombian Stock Exchange.

As of December 31, 2019, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 71.2% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange in 2019 represented 76.0% of the total trading volume. Annual trading values of equity securities are set forth in the following table:

Annual trading values of equity securities (in trillions of COP) for the year ended December 31,
2019	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
46	44	41	42	40	40	49	71	68	54	40

Source: Colombian Stock Exchange.

Price movements in the Colombian equity market are reflected in the indices of equity securities traded on the Colombian Stock Exchange. The Colombian Stock Exchange has market indices that include (i) the Stock Capitalization Index (COLCAP), (ii) the Stock Liquidity Index (COL20) and (iii) the General Index of the Colombian Stock Exchange (IGBC).

Our preferred shares are included on the COLCAP and IGBC indices.

The COLCAP is a capitalization index that reflects changes in the prices of the 20 most liquid shares of the Colombian Securities Exchange (BVC), where the weight of each share in the index is determined by the corresponding value of the adjusted market capitalization (company’s float multiplied by the last price of its shares). The selection function is the measure of liquidity used by the BVC to determine the shares that make up the COLCAP basket. Information on volume, turnover and frequency of each of the eligible shares is required to calculate this function. Recomposition of the index comprises the selection of shares that will make up the share basket of the index for the following year. During the recomposition process, the weight in the index of each share selected for the following quarter is also determined. The COLCAP recomposition is carried out after market closing on the last business day of October and is in force from the first business day of November of the same year to the last business day of October of the following year. Index rebalancing comprises determining the weight of each share in the basket. COLCAP rebalancing is carried out on the last business day of the months of January, April and July each year. Rebalancing results in the adjustment of the weights of the shares that make up the index to reflect the changes in the adjusted market capitalization of each share. Under certain conditions, shares can be added to or removed from the index during a rebalancing period. Given its replicable index construction, the COLCAP has become the relevant benchmark for the Colombian stock market.

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

Regulation of the Colombian Securities Market

Regulatory Authorities

The Colombian stock market is regulated by the Colombian Congress and by the Colombian government through the Ministry of Finance and Public Credit and the SFC. The Colombian government is responsible for the overall economic policy making in Colombia. Pursuant to Article 150(19)(d) of the Colombian Constitution, the Colombian Congress must determine the principles, criteria and objectives that the Colombian government must observe when regulating all financial activities. Also, under Article 189(24) of the Colombian Constitution, the Colombian government must regulate, supervise and control institutions in the financial, insurance and securities industry.

The responsibilities of the Colombian government include the adoption of rules and regulations pertaining to, among other things, the public offering of securities; the operation and administration of the integral information system of the securities market, the procedures for registration of securities, the establishment, operation and dissolution of infrastructure providers (such as central securities depositories and stock exchanges, among others), the disclosure obligations of periodic and relevant issuers of securities that are registered in the national register of securities and issuers, regulation of market intermediaries and establishing transparent criteria and best practices of negotiation.

In 2005, the Colombian Congress enacted the Colombian Securities Market Law (Ley del Mercado de Valores, Law 964 of 2005). Pursuant to Law 964 and Decree 663 of 1993, as amended, the Ministry of Finance and Public Credit is the governmental agency in charge of regulating the financial, insurance and securities markets. Direct supervisory authority of the financial, insurance and securities markets has been entrusted to the SFC.

Regulatory Framework

Law 964 provides the principal legal framework that governs the Colombian securities market. The primary scope of Law 964 is to promote the efficiency, transparency and integrity and the development of the Colombian securities market. Law 964 also sets forth certain corporate governance standards for listed companies and issuers, such as the requirement that at least 25% of the board members be “independent” directors (as defined in Law 964), that the company maintain an audit committee with at least three board members, including all independent members, and that the company’s legal representatives adopt and implement internal control procedures and adequate mechanisms for disclosure of information and certify the truthfulness of the financial and other relevant information disclosed to the market.

In order to comply with the foregoing disclosure obligations, issuers must disclose relevant information through the SFC’s website as soon as the event to be disclosed has occurred or as soon as the issuer knows of its occurrence.

As a general rule, pursuant to Decree 2555 of 2010 (“Decree 2555”), as amended, any transaction involving the sale of publicly traded stock in an amount of Colombian pesos equivalent or superior to 66,000 units of real value (Unidades de Valor Real), an index calculated by the Central Bank on a daily basis based on the monthly fluctuation of the consumer price index (índice de precios al consumidor), must be effected through transaction modules subject to the inspection and supervision of the SFC. Transactions involving securities of non-Colombian companies settled outside Colombia are generally exempt from this requirement. Stock transfers originated in operations different from buying or selling or conducted between two parties who are acting for the same beneficial owner are exempt as well, but must be informed to the SFC five days prior to the transaction. Decree 2555 expressly prohibits any issuer from registering transactions which do not comply with these requirements in its share registry.

Colombian securities regulation also governs insider trading, which it defines as the use of privileged information to one’s benefit in a securities transaction on a stock exchange. For these purposes, privileged information is market-moving information that has not been made public. While few sanctions have been imposed for insider trading, individuals who (i) use privileged information, (ii) through their employees, including brokers, have access to privileged information and disclose it to a third party that does not have the right to receive such information or (iii) recommend a market transaction based on privileged information, may be fined in accordance with, among other criteria, the seriousness of the infraction. Other sanctions under Law 964 include (a) warnings, (b) suspensions or disqualifications from exercising management, direction, control or auditing functions of entities subject to inspection and vigilance by the SFC for up to five years, (c) removal of the individuals who exercise management, direction, control or auditing functions of entities subject to inspection and vigilance by the SFC and (d) suspension or cancellation (for a period between one and 20 years) of the registration of the securities in the corresponding registers regulated under Law 964, such as the Colombian registry of issuers and securities (registro nacional de valores y emisores). These penalties are complemented by Article 258 of the criminal code, through which the improper use of privileged information may result in imprisonment for a term of one to three years and/or monetary fines for the improper use of privileged information.

Regulation of the Colombian Stock Exchange

Trading on the Colombian Stock Exchange is subject to specific private regulations issued by the Colombian Stock Exchange, particularly the general rules of the Colombian Stock Exchange, as amended from time to time, the Regulation Letter (Circular Única de la Bolsa de Valores de Colombia), as amended from time to time, and Decree 2555. These rules mainly govern listing and trading activities in the Colombian Stock Exchange. In particular, they include (i) listing requirements, (ii) suspension and/or cancellation of the securities listed with the Colombian Stock Exchange and (iii) admission requirements for broker-dealers.

Prior to 1992, settlement procedures for trades on the Colombian Stock Exchange occurred through physical delivery of the securities and were regulated by the Colombian Stock Exchange. Deceval was established in 1992 as a centralized securities depository and clearing facility for securities of private issuers in charge of administering the transfer and registry of securities and facilitating the exercise of economic and political rights of securities holders. Deceval formally began operations in 1994 and its activities are regulated by Law 964 and Decree 2555, as amended. Settlement procedures could then be made either through physical delivery or in book-entry form. Except for certain specific public auction procedures, since 2001 the settlement of securities transactions on the Colombian Stock Exchange is customarily made at T+3 through Deceval’s book-entry system. In 2017, the BVC and Deceval underwent a corporate integration in order to decrease transaction costs on operations and create a more competitive market. There also exists in Colombia a limited clearing facility through the Central Bank for government-issued or government-guaranteed securities.

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

As of December 31, 2019, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of outstanding preferred shares cannot exceed the number of outstanding common shares. The number of outstanding preferred shares may exceed the number of outstanding common shares only if it is approved by the affirmative vote of no less than 70% of the issued and outstanding common shares and of no less than 70% of the issued and outstanding preferred shares. In the event that our outstanding preferred shares represent more than 75% of our total outstanding shares, the holders of preferred shares have, in addition to their other rights set forth in our articles of incorporation, the right to vote as if they were holders of common shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there be a minimum of five common shares at all times.

Our articles of association do not contain any provisions governing an ownership threshold above which shareholder ownership must be disclosed.

Board of Directors

Certain related party transactions require the approval of the Independent Third Party and BRW (see “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions—Amended and Restated Joint Action Agreement and Share Rights Agreement”), including (i) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested and; (ii) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

With regards to borrowing powers exercisable by the directors and how such borrowing powers can be varied, our articles of association require approval from a majority of our independent directors in order to, except as contemplated by the business plan and budget, incur indebtedness for borrowed money if such borrowing involves an aggregate annual amount greater than 10% of the amount budgeted therefor in the business plan and budget.

There is no number of shares required for director’s qualification and our articles of association do not contain any provisions regarding the retirement or non-retirement of directors at a certain age.

Preferred Shares

Our preferred shares are currently registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) kept by the SFC and trade on the Colombian Stock Exchange. Pursuant to article 6.15.1.1.2 of Decree 2555, subject to certain exceptions, all trades and sales of shares listed on the Colombian Stock Exchange in an amount in Colombian pesos equivalent or superior to 66,000 Units of Real Value, must be made through the trading systems of the Colombian Stock Exchange. A holder of preferred shares must meet the requirements set forth by applicable Colombian regulations for the sale or transfer of the preferred shares to be a perfected interest and such sale or transfer must be properly registered in Deceval. Accordingly, any dispute that arises from the sale and purchase of preferred shares is subject to the Colombian laws and regulations and to the jurisdiction of Colombian courts. Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our ADSs and preferred shares. For more information, see “—D. Exchange Controls—Registration of the ADR Program and Investment in our ADSs by non-residents of Colombia.”

The laws of Colombia govern any transfer or encumbrance of preferred shares except for matters that are governed by the laws of Panama or by our bylaws. Any claims brought against us by our shareholders shall be filed pursuant to the laws of Panama.

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

•

any other right granted by our bylaws to the holders of common shares, except for, subject to certain conditions: (i) pre-emptive rights of holders of common shares to subscribe capital stock different from preferred shares; (ii) the right to inspect our corporate books and records, except in those cases in which the right of inspection is related to subject matters in which the holders of preferred shares have the right to participate in the general shareholders meeting and to vote in them and (iii) right to participate and vote in a general shareholders meeting, except in certain cases in which the holders of preferred shares have the right to participate and vote in the general shareholders meeting.

There are no sinking fund provisions, no obligations to further capital calls by the company and no provisions discriminating against existing or prospective holders as a result of such holders owning a substantial number of shares. Under Panamanian law, there is no distinction between Panamanian and foreign nationals with respect to rights granted by the shares.

Minimum Preferred Dividend

Our articles of incorporation (pacto social) provide that holders of our preferred shares have a right to a minimum preferred dividend that will be paid on a preferential basis over the dividend corresponding to our common stock. If our annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all our holders of preferred and common shares, such profits will be paid equally with respect to our preferred and common shares. However, if our annual distributable profits are not sufficient to pay a dividend of at least COP 50 per share to holders of preferred and common shares, a minimum preferred dividend of up to COP 50 per share will be distributed pro rata to the holders of preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of common shares.

Dividends must be paid in one or more installments, within the 12 months following the date in which the dividend payment terms and conditions are approved by the general shareholders meeting. Dividends are payable to the holders that are registered in the book-entry system of Deceval as of the ex-dividend date established pursuant to Colombian law. Dividends are payable in Colombian pesos and, when the dividends are approved in a currency different than Colombian pesos, dividends will be converted to Colombian pesos using the current market exchange rate (tasa representativa del mercado), in force in the previous business day in which payment must be made. All dividend payments of preferred shares must be made through Deceval. Dividends paid to the holders of ADSs will be converted into U.S. dollars by the depositary.

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

Liquidation Preference

Upon liquidation, each holder of preferred shares and, consequently, ADSs will be entitled to a preferential reimbursement of its capital contribution (aporte) out of the surplus assets available for distribution to shareholders. This reimbursement, if any, is payable in Colombian pesos before any distribution or payment may be made to holders of common shares. Amounts in Colombian pesos will be converted by the depositary into U.S. dollars and paid to the holders of ADSs, net of fees, expenses and any taxes. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and ADSs (in liquidation) are insufficient to pay in full their respective liquidation preferences, assets will be distributed among those holders pro rata.

Limited Voting Rights

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following matters, subject to certain conditions:

•	our anticipated dissolution, merger, integration or transformation or change of our corporate purpose;

•	the suspension or cancellation of the registration of preferred shares at the Colombian Stock Exchange;

•	determination by the SFC that there have been concealed or diverted benefits that decreased our distributable profits;

•	when modifications that could impair the rights of holders of preferred shares are being voted upon;

•	when the conversion of the preferred shares into common shares is being voted upon; and

•	if the number of preferred shares were to exceed the number of common shares (subject to certain exceptions).

Also, each holder of preferred shares shall be entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting (as if they were holders of common shares) when the holders of preferred shares represent more than 75% of our capital stock.

Tag Along Rights

Holders of preferred shares are entitled to participate in any sale or transfer of common shares if Kingsland or BRW sell or transfer a number of common shares (“Shares Transfer”), that would result in a change of control with respect to us (“Tag Along Right”). The Tag Along Right does not apply for sales or share transfers between Kingsland and BRW and/or their respective affiliates.

If Kingsland or BRW plans to enter into a Shares Transfer that would result in a change of control, such holder of common shares must send a written notification to our legal representative and a description of the main conditions of the Shares Transfer. Within five business days of receipt of the written notification, our legal representative shall publish the main conditions of the Share Transfer in a Colombian recognized newspaper and on the websites of the SFC and Colombian Stock Exchange.

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

At ordinary annual meetings of shareholders, the board of directors is elected and our annual consolidated financial statements, audit and management reports and any other issues required by applicable law or our bylaws are approved. Extraordinary meetings may be summoned by the chairman of our board of directors when deemed appropriate, or by our chief executive officer or by our secretary, or whenever a meeting is requested by shareholders representing at least 20% of holders of our common shares.

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

Each holder of preferred shares is entitled to vote at a general shareholders’ meeting only in connection with the following significant corporate matters, subject to certain conditions: (i) our anticipated dissolution, merger, integration or transformation or change of our corporate purpose, (ii) the suspension or cancellation of the registration of preferred shares on the Colombian Stock Exchange, (iii) determination by the SFC that there have been concealed or diverted benefits that decreased our distributable profits, (iv) any amendments that would impair the rights of the holders of preferred shares, (v) the conversion of preferred shares into common shares and (vi) if the number of preferred shares were to exceed the number of common shares (subject to certain exceptions). Also, each holder of preferred shares is entitled to one vote on all matters submitted to a vote at a general shareholders’ meeting when the holders of preferred shares represent more than 75% of our capital stock.

In the case of any shareholders’ meeting to consider any of the significant corporate matters above in respect of which holders of preferred shares may vote, notice of the shareholders’ meeting must be given 15 business days in advance of the meeting date.

The Amended and Restated Joint Action Agreement grants veto rights to BRW and the Independent Third Party to approve certain corporate decisions (see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Amended and Restated Joint Action Agreement and Share Rights Agreement”); prior to submission by us or by our board of directors of any such matter to a vote of our shareholders, we must send, among others, to each of the Independent Third Party and BRW a written notice requesting that each of them approves such matter in the time constraints provided for in the Amended and Restated Joint Action Agreement.

C.	Material Contracts

English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and the registrant (formerly AviancaTaca Holding S.A.), which is included as Exhibit 3.1 to this annual report.

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

Fuel Supply Contract of Domestic Flights, dated as of May 31, 2019, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca, which is included as Exhibit 4.3 to this annual report.

Fuel Supply Contract of International Flights, dated as of May 31, 2019, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca, which is included as Exhibit 4.3 to this annual report.

A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320 family aircraft, as amended, which is included as Exhibit 4.4 to this annual report, and the amendments thereto as Exhibits 4.4.1 to 4.4.29.

A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320 family aircraft, as amended, which is included as Exhibit 4.5 to this annual report, and the amendments thereto as Exhibits 4.5.1 to 4.5.13.

Assignment, Assumption and Amendment Agreement, dated as of May 18, 2012, between Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four A330-200F of the 13 A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement), as amended, which is included as Exhibit 4.6 to this annual report, and the amendment thereto as Exhibit 4.6.1.

A320 Family and A320 NEO Family Purchase Agreement, dated as of December 27, 2011, between the registrant (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320 family and A320neo family aircraft, as amended, which is included as Exhibit 4.7 to this annual report, and the amendments thereto as Exhibits 4.7.1 to 4.7.4.

Assignment, Assumption and Amendment Agreement, dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. in respect of 26 A320 family aircraft and A320neo family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011, as amended, which is included as Exhibit 4.8 to this annual report, and the amendments thereto as Exhibits 4.8.1 to 4.8.4.

Assignment, Assumption and Amendment Agreement, dated as of February 28, 2013, between Grupo Taca Holdings Limited, the registrant and Airbus S.A.S. in respect of 25 A320 family and A320neo family aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011, as amended, which is included as Exhibit 4.9 to this annual report, and the amendments thereto as Exhibits 4.9.1 to 4.9.5.

Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca and The Boeing Company, relating to the purchase and sale of 10 Boeing Model 787-859 aircraft, as amended, which is included as Exhibit 4.10 to this annual report, and the amendments thereto as Exhibits 4.10.1 to 4.10.9.

Sale and Purchase Contract dated as of January 18, 2013, between the registrant (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft, as amended, which is included as Exhibit 4.11 to this annual report.

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

General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.), which is included as Exhibit 4.18 to this annual report.

Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.), which is included as Exhibit 4.19 to this annual report.

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

Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, between Aerovías del Continente Americano S.A. Avianca, the registrant, Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 family aircraft and A320neo family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment), which is included as Exhibit 4.23 to this annual report.

A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320neo family, as amended, which is included as Exhibit 4.24 to this annual report, and the amendments thereto as Exhibits 4.24.1 to 4.24.15.

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

Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, between the registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited, as amended, which is included as Exhibit 2.2 to this annual report, and the amendment thereto as Exhibit 2.2.1.

Joint Action Agreement dated as of November 29, 2018, between the registrant, Kingsland, BRW, United and Synergy, as amended, which is included as Exhibit 2.3.1 to this annual report and the amendment thereto as Exhibit 2.3.1.

Share Rights Agreement dated November 29, 2018 between the registrant, Kingsland, BRW United and Synergy, which is included as Exhibit 2.4 to this annual report.

For a discussion of material financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt and Other Financing Agreements.”

D.	Exchange Controls

In 1990, the Colombian government adopted a policy of gradual currency liberalization. Foreign exchange holdings abroad were permitted, and in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the commercial foreign exchange market (mercado cambiario).

Law 9 of 1991, Resolution 1 of 2018 and External Circular DCIN—83 of the Central Bank, as amended, establish two types of markets for foreign currency exchange: (1) the free market, which comprises all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX market (as defined below), or the free market. The free market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (2) the controlled market (“FX market”), which comprises (a) all foreign currencies originated in operations considered to be operations of the FX market, or the controlled operations, which may only be transacted through foreign exchange intermediaries or through the registered compensation accounts mechanism, or the compensation accounts, or (b) foreign currencies, which although not required to be bought from a foreign exchange, including the FX market, are voluntarily channeled through such market.

Under Colombian FX regulations, foreign exchange intermediaries, or FX intermediaries, are authorized to enter into foreign exchange transactions, or FX transactions, to convert Colombian pesos into foreign currencies or foreign currencies into Colombian pesos. In addition, there are certain requirements and obligations established by law and by the board of directors of the Central Bank in order to transfer currency into or out of Colombia. Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market in case the value of the Peso experiences significant volatility. The Colombian government and the Central Bank may also limit, on a temporary basis, the remittance of funds abroad by Colombian residents whenever the international reserves of Colombia fall below an amount equivalent to three months’ worth of imports. Since the institution of the current foreign exchange regime in 1991, the Colombian government and the Colombian Central Bank have not limited the remittance of funds abroad. We cannot assure you that these authorities will not intervene in the future.

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

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of the ADSs and our preferred shares.

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

The Central Bank and the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Publico) (“MHCP”) have in the past adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar.

Colombia has a free market for foreign exchange, and the Colombian government allows the Colombian peso to float freely against the U.S. dollar. There can be no assurance that the Colombian government will maintain its current policies with regard to the Colombian peso or that the Colombian peso will not depreciate or appreciate significantly in the future.

E.	Taxation

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our preferred shares and the ADSs by a U.S. Holder (as defined below) as of the date of this annual report. This discussion is limited to U.S. Holders that hold our preferred shares or the ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including:

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

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;

•	persons that hold, directly, indirectly or constructively, 10% or more (by vote or value) of our equity or the equity of any of our subsidiaries;

•	persons whose “functional currency” is not the U.S. dollar.

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

The federal income tax consequences to U.S. Holders may also be affected by our Chapter 11 proceedings, which remain ongoing. Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations of the ownership or disposition of our preferred shares or the ADSs in light of our Chapter 11 proceedings and such investors’ particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

ADSs

If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, such holder will generally be treated as the owner of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below the gross amount of distributions (including amounts withheld to reflect foreign withholding tax, if any) on our preferred shares or ADSs will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will generally be includible in the gross income of a U.S. Holder on the day actually or constructively received by such U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of our ADSs. To the extent that the amount of any such distribution exceeds our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, such amount will be treated first as a return of capital, and thereafter as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a dividend. Dividends received on our preferred shares or ADSs will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income” on dividends paid on our preferred shares or ADSs, provided that certain conditions are satisfied, including that (i) the preferred shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of an approved comprehensive income tax treaty with the United States, (ii) we are not either a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. As a result of our Chapter 11 proceedings, the NYSE applied to the SEC on May 27, 2020 in order to delist the ADSs. Therefore, the ADSs on which the dividends are paid have ceased to be readily tradable on an established securities market in the United States. Because our preferred shares are not listed on an established securities market and we are not eligible for the benefits of an approved comprehensive income tax treaty with the United States, we do not expect that the dividends we pay on our preferred shares that are not represented by ADSs will meet the conditions required for such reduced tax rates. U.S. Holders should consult their tax advisors regarding the application of these rules to their particular circumstances.

To the extent relevant, the amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, in the case of preferred shares, or by the depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. dollars. If a U.S. Holder converts the Pesos received as a dividend into U.S. dollars on the date they are received, such holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. If a U.S. Holder does not convert the Pesos received as a dividend into U.S. dollars on the date of receipt, such holder will have a basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any foreign currency gain or loss recognized by a U.S. Holder on a subsequent conversion or other disposition of any Pesos received in a dividend will generally be treated as U.S. source ordinary income or loss.

To the extent relevant, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our preferred shares or ADSs. For purposes of calculating the foreign tax credit, dividends paid on our preferred shares or ADSs will generally be treated as foreign source income and will generally constitute passive category income. A U.S. Holder who does not claim a foreign tax credit on foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our preferred shares or ADSs in an amount equal to the difference, if any, between the amount realized upon the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis. For these purposes, if any foreign income tax is withheld on the sale or other taxable disposition of our preferred shares or ADSs, the amount realized will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the foreign income tax. Any capital gain or loss will be long-term if such U.S. Holder has held our preferred shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for foreign tax credit purposes. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of our preferred shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Based on certain estimates of our gross income and gross assets, we do not expect to be classified as a PFIC in the current taxable year or for the foreseeable future. However, because PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities, as well as the uncertainty regarding the effect that our ongoing Chapter 11 proceedings and the ongoing impact of COVID-19 will have on our passenger and cargo revenue and on the composition of our income and assets, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year, nor will we give any assurances as to whether we were a PFIC for any prior taxable year.

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

If a U.S. Holder holds our preferred shares or the ADSs in any year in which we are treated as a PFIC with respect to such U.S. Holder, such U.S. Holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to our preferred shares or the ADSs, subject to certain exceptions (including an exception for preferred shares or ADSs held in accounts maintained by certain financial institutions), by filing IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold preferred shares or ADSs. U.S. Holders should consult their tax advisors regarding foreign asset reporting requirements relating to their ownership of our preferred shares or the ADSs.

Panama

The following is a discussion of the material Panamanian tax considerations to holders of our preferred shares or the ADSs under Panamanian tax law, and is based upon the tax laws, decrees, interpretative rulings, judicial decisions and regulations in force and effect as of the date of this annual report, which may be subject to change. This discussion does not address the tax treatment of investors that may be subject to special tax regimes or tax treaties. This summary is not intended as tax advice to any particular investor, nor does it purport to furnish information in the level of details as, or with attention to, an investor’s specific circumstances that would be provided by an investor’s own tax advisor. Investors are urged to consult their own tax advisors as to the precise Panamanian and other tax consequences of acquiring, owning and disposing of our preferred shares of the ADSs.

General Principles

Panama’s income tax regime is based on territoriality principles, which define taxable income only as revenue generated from a source within Panama, or for services rendered outside of Panama which, by their nature, are intended to directly benefit the local commercial activities of individuals or corporations that operate in Panama.

Taxation of Dividends

Distributions by Panamanian corporations, whether in the form of cash, stock or other property, are subject to a 10% withholding tax for the portion of the distribution that is attributable to Panamanian sourced income, as defined pursuant to the territoriality principles that govern Panamanian tax law, and to a withholding tax of 5% of the portion of the dividend that is attributable to foreign-sourced income. Panama does not impose a withholding tax on dividends distributed by entities that do not earn income from Panamanian sources. Therefore, distributions on our preferred shares or the ADSs would not be subject to withholding taxes given that we do not trigger Panamanian sourced income.

Taxation of Capital Gains

For securities issued by an entity that does not directly or indirectly receive Panama source income, Panamanian taxes on capital gains will not apply either to Panamanians or nationals of other countries in connection with the sale or disposition of these securities.

For securities issued by an entity that directly or indirectly receives Panama source income, Panamanian taxes on capital gains will apply to Panamanians or nationals of other countries in connection with the sale or disposition of the preferred shares, at a rate of 10% on the capital gains realized, payable by a 5% withholding on the purchase price by the purchaser and tender such amount to the tax authorities within the following 10 business days, as an advance on the seller’s capital gains tax payment. Nevertheless, at the seller’s option, the amount withheld will satisfy the tax obligation even if it is less than 10% of the capital gain. If the amount withheld exceeds 10% of the capital gain, the seller has the option to file a tax return and claim a tax credit or a refund of such excess. In the case of securities issued by an entity that are of economically invested assets both in Panama and offshore, the taxation of capital gains will be levied on the proportion of the gains derived or resulting from the Panamanian economically invested assets. For securities issued by an entity that directly or indirectly receives Panama source income are registered with the SMV and are sold through an organized market, Panamanian taxes on capital gains will not apply either to Panamanians or to nationals of other countries.

Other Panamanian Taxes

There are no estate, gift or other taxes imposed by the Panamanian government that would affect a holder of our preferred shares or the ADSs, whether such holder were Panamanian or a national of another country.

Colombia

The following is a summary of the material Colombian tax considerations to holders of ADSs under Colombian tax law, and it is based upon the tax laws and regulations in force and effect as of the date of this annual report, which may be subject to changes. This summary is not intended to be a comprehensive description of all Colombian tax considerations that may be relevant to a decision to purchase the ADSs. Prospective purchasers should consult their own tax advisors as to Colombian tax consequences of the purchase, ownership and sale of ADSs or underlying preferred shares, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

Legal Framework

Colombian and non-Colombian individuals considered residents are subject to income tax and capital gain tax with respect to worldwide source income and Colombian and non-Colombian source income. On the other hand, Colombian nationals and non-Colombian individuals with no tax residence in Colombia are subject to income tax and capital gain tax but only with respect to their Colombian source income.

Colombian entities are subject to income tax with respect to their worldwide income. Moreover, foreign non-resident entities are subject to income tax and capital gain tax in Colombia but only with respect to their Colombian source income. Permanent establishments of foreign non-resident entities or individuals are subject to income tax and capital gain tax in Colombia on their worldwide income.

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

The tax bill enacted in December 2019 provided for changes in income tax and value-added tax, among others. Among the major changes that were applicable as of January 1, 2019 and for following years: i) decrease in the corporate income tax rates to 32% for fiscal year 2020, 31% for fiscal year 2021 and 30% for fiscal year 2022 and onwards, ii) gradual elimination of the presumptive income taxable base to 0.5% for fiscal year 2020 and 0% for fiscal year 2021 and onwards, iii) increase in income tax withholdings on payments to outside of Colombia, among others. Certain of these changes will not apply to us, considering the Legal Stability Agreement we signed with the government.

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

Resident individuals and Colombian companies subject to income tax in Colombia, who earned non-Colombian source dividends subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax, including its surcharge in case the taxpayer is subject to this tax, as follows, in accordance with article 254 of the Colombian Tax Code:

•

the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends by the effective income tax rate at which the profits that gave rise to the dividends were subject to; and

•

when the entity distributing the dividends that are subject to tax in Colombia received in turn dividends of other companies located in the same or other jurisdictions, the amount of the tax credit should be equivalent to the result of multiplying the amount of the dividends received by the Colombian taxpayer, by the effective tax rate at which the profits that generated the dividends were subject to.

Pursuant to Colombian tax law, an individual (including a holder of the ADSs) will be deemed to be a tax resident in Colombia if (s)he meets any of the following criteria: if the individual stays continuously or discontinuously in the country for over 183 days during a period of 365 consecutive days including travel days, bearing in mind that if the 365 days period happens in more than one fiscal year, the individual shall be considered a Colombian resident as of the second fiscal year. If the individual is fully or partially exempted from income tax or capital gains tax in the foreign country where they reside, because of their diplomatic relation to Colombia or to a diplomat of Colombia under the Vienna Conventions on Diplomatic and Consular Relations.

Colombian nationals are also deemed as tax residents, regardless of where they have their physical presence, if they fulfill any of the following conditions:

•	whose spouse, legal partner, underage children or dependent persons have a tax residence in Colombia;

•	that 50% or more of their income is considered Colombian source;

•	that 50% or more of such person’s assets are managed in Colombia;

•	that 50% or more of such person’s assets are possessed in Colombia;

•	that having been notified by the Colombian Tax Office, did not offer proof of their tax residence outside of Colombia; or

•	having their tax residence in a place considered by the Colombian government as a tax haven.

•

Individuals that according to these rules are not considered Colombian residents, must provide proof of their foreign residence to the Colombian Tax Office by means of a tax residence certificate issued by the foreign tax authority.

Colombian nationals considered tax residents due to the abovementioned criteria will not be considered as tax resident in Colombia if 50% or more of their annual income is sourced in the jurisdiction in which they have their domicile, or 50% or more of their assets are located in the jurisdiction in which they have their domicile.

Dividends distributed by Colombian companies to Colombian resident individuals, non-Colombian companies and Colombian companies generated from 2019 onwards are subject to dividend withholding tax. Colombian resident individuals are subject to progressive tax rates of 0% to 10% according to the amount paid based on thresholds set forth by law; non-Colombian companies are subject to a tax rate of 7.5% in addition to the 32% withholding tax rate.

Dividends distributed by a Colombian company to on other Colombian company will only be subject to withholding tax when distributed to the direct beneficiary.

Withholding tax on dividends distributed by a Colombian company to on other Colombian company does not apply if the companies belong to the same conglomerate or business group as registered with the Chamber of Commerce.

Income Tax/Capital Gain Tax on Profit from the Sale of ADSs or Our Preferred Shares

Profits derived from the disposal of assets located in Colombia at the moment of the transfer are deemed Colombian source income. If assets are located outside of Colombia at the moment of the transfer, profits derived would be deemed non-Colombian source income.

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

The capital gain or the net income resulting from the sale of ADSs or our preferred shares comprises the difference between the transfer price and the cost of the asset being sold. The transfer price is the market value made in cash or in kind. The market value is the one agreed by the parties, provided that does not differ considerably from the average market price for items of the same kind, at the date of disposal. It is understood that the value agreed by the parties differs considerably from the average when it deviates by more than 15% of the prices established in trade for goods of the same kind and quality, at the date of disposal, taking into account the nature, condition and status of assets.

The capital gain tax rate applicable to resident individuals and Colombian companies is 10%. On the other hand, the income tax rate applicable to Colombian companies 32% (2020), 31% (2021) and 30% (2022 and onwards). Moreover, resident individuals are subject to income tax at marginal rates of 0%, 19%, 28%, 33%, 35%, 37% and 39%.

Profits from the transfer of shares listed on the Colombian Stock Exchange earned by the same beneficial owner, not exceeding 10% of the outstanding shares of the respective company for a taxable year, will not be subject to income tax or capital gains tax in Colombia.

Accordingly, income resulting from the sale of ADSs or our preferred shares will not be deemed Colombian source income. Consequently, non-resident individuals and non-Colombian companies, such as the depositary or any non-resident or non-Colombian company acting as investor or shareholder, will not be subject to income tax or capital gains tax in Colombia with respect to profits resulting from the sale of ADSs or our preferred shares.

By contrast, resident individuals and Colombian companies acting as investors or shareholders will be subject to income tax or capital gain tax, as the case may be, with respect to profits resulting from the sale of ADSs or our preferred shares. Even if the purchaser of the ADSs or our preferred shares is a Colombian company, the seller will not be subject to withholding tax in Colombia.

Resident individuals and Colombian companies subject to income tax or capital gain tax in Colombia, as the case may be, who earned non-Colombian source income subject to tax in the country of origin, are entitled to credit the tax paid abroad from the amount of income tax and capital gains tax payable in Colombia, provided that the tax credit does not exceed the amount of tax payable in Colombia for the same income.

The amount of the tax credit for effective taxes paid abroad cannot exceed the amount of the basic income tax to be paid in Colombia.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the information requirements of the Exchange Act, as amended, pursuant to which we file reports, including annual reports on Form 20-F, and other information with the SEC. These filings are available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we make available to our shareholders quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

You may obtain additional information on our website at http://aviancaholdings.com/English/investor-relations/financial-information/default.aspx. Information found on this website or on the SEC’s website is not a part of and is not incorporated by reference into this annual report.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Given the nature of our business, we are exposed mainly to changes in fuel prices, interest rates and foreign exchange.

Fuel

Our results of operations are affected by changes in fuel prices. To mitigate this risk, we enter into fuel options, swaps and futures agreements. Market risk is estimated as a hypothetical 1% increase in the December 31, 2019 cost per gallon of fuel. Based on our 2019 fuel consumption and, assuming the same consumption in 2020, such an increase would result in an increase in our fuel expense of $12.0 million in 2020, not taking into account our derivatives contracts. As of December 31, 2019, we had hedged approximately 2.6% of our projected 2020 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2018 and December 31, 2019:

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2018	At December 31, 2019	At December 31, 2018	At December 31, 2019	At December 31, 2018	At December 31, 2019
(in $ thousands)
Options	2,090.92	524,964	0	0	2,090.92	524,964
Swaps	0	0	0	0	0	0

Our fuel hedging policy remained the same in 2018 and 2019 and differences in our outstanding options and swaps are due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to their impact on interest expense on variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 10.0% lower on average in 2020 than they were in 2019, our interest income from cash equivalents would decrease by $0.2 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances as of December 31, 2019.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our revenue and costs and expenses are in U.S. dollars, which provides us with a natural hedge. However, we do have significant revenue and costs and expenses in Colombian pesos and other currencies. In 2019, 79.7% of our revenue and 75.1% of our costs and expenses were denominated in, or linked to, U.S. dollars, and 5.9% of our revenue and 16.7% of our costs and expenses were denominated in Colombian pesos. When our peso-denominated revenue exceeds our peso-denominated costs and expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect on our operating (loss) profit of $0.6 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenue is denominated in these other currencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate—Fluctuations in foreign exchange rates and restrictions on currency exchange could adversely affect us.”

2019 and 2018 Revenue and Expenses Breakdown by Currency

	Revenue		Costs and Expenses
	2019	2018	2019	2018
U.S. dollar		81.2%		76.0%
Colombian peso		6.9%		16.7%
Euro		3.7%		0.0%
Other		8.1%		7.3%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

	Persons depositing or withdrawing shares or ADS holders must pay:		For:
•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

		•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•	$0.05 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

		•	Foreign currency conversion to U.S. dollars

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal of shares or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay its fees. The depositary may collect its annual fee for depositary services by deducting it from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. In 2019, the Company received a payment of $412,576.85 from the depositary.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

As of the date of this annual report, we are in material default with respect to payments of principal and interest and breach of certain covenants under our instruments of indebtedness, including our senior notes. On May 10, 2020, we initiated our Chapter 11 proceedings and expect to reach agreements with our creditors as part of a reorganization plan. For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Amended and Restated Joint Action Agreement and Share Rights Agreement.”

Item 15.	Controls and Procedures

(a)	Disclosure controls and procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

(c)	Attestation report of the registered public accounting firm

KPMG S.A.S., the independent registered public accounting firm that audited our consolidated financial statements included in this annual report, has issued a report on our internal control over financial reporting, which is included in the report of the independent registered public accounting firm included in this annual report.

(d)	Changes in internal control over financial reporting

To address the material weakness as of December 31, 2018 related to the lack of control over the debt obligations of the company, which include provisions related to changes of control, which can influence the status of the company as a going concern, the company has implemented new and enhanced controls to ensure that the company monitors the covenant analysis under its debt obligations and how these may be impacted by any non-compliance by BRW with the provisions of the United Loan. In addition, the company established procedures to ensure that this review is performed and reviewed appropriately at the level of its board of directors and other internal committees. The internal committees were formed as a result of the simplification of the corporate structure that enhanced and expedited management’s evaluation of sensitive situations.

In connection with the remediation plan to address the material weaknesses as of December 31, 2018 related to the inaccurate application of accounting policies subject to valuation of property and equipment and equity accounts, the company improved controls to ensure the adequate application of accounting policies reinforcing training procedures, upgraded supervisor activities in the accounting department hiring new personnel and enhanced the awareness of the annual internal control plan. The remediation plan described above was completed by December 31, 2019.

Our independent registered public accounting firm during the year ended December 31, 2019, KPMG S.A.S., has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2019.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors designated Mr. Rodrigo Salcedo as our audit committee financial expert, and he is independent under applicable SEC and NYSE standards.

Item 16B.	Code of Ethics

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management as well as to other employees. Our code of ethics is freely available online at our website, www.avianca.com/en, under the heading “Our Company—Corporate Governance.” Information found on our website is not incorporated by reference into this annual report.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountant during the fiscal years ended December 31, 2019 and 2018. KPMG S.A.S. has been our principal accountant during the fiscal years ended December 31, 2019 and 2018.

	2019	2018
	(in $ thousands)
Audit Fees	2,282.6	2,653
Audit-Related Fees	—	—
Tax Fees	89.6	593
All Other Fees	—	—
Total	2,372.2	3,246

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes.

Audit-Related Fees

There were no audit-related fees in 2019 or 2018.

Tax Fees

Tax fees include transfer pricing and tax compliance services provided by our principal accountant in 2019 or 2018.

All Other Fees

There were no other fees for services provided by our principal accountant in 2019 or 2018.

Pre-Approval Policies and Procedures

Our audit committee approves all audit services, audit-related services and tax services provided by KPMG S.A.S. Any services provided by KPMG S.A.S. that are not specifically included within the scope of the audit must be pre-approved by our audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019 and 2018, none of the fees paid to KPMG S.A.S. were approved pursuant to the de minimis exception.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

NYSE corporate governance standards require that a listed company have an audit committee comprising three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties. We do not rely on any exemption from the independence standards pursuant to Rule 10A-3(d) under the Exchange Act.

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

We are registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) and we are required to comply with Colombian corporate governance practices for Colombian registered companies. We are not subject to Panamanian securities laws as we have not offered any securities in Panama. Additionally, general corporate law in Panama does not impose any meaningful restrictions on our corporate governance. As such, a comparison to Panamanian corporate governance practices is not applicable. We have adopted a set of additional corporate governance policies as contemplated by the U.S. Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee comprising the four independent members of our board of directors; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director independence. A majority of board of directors must be independent, except in the case of a “controlled” foreign private issuer. §303A.01 of the NYSE Listed Company Manual	Our corporate governance standards provide that our board of directors must comprise 11 directors, and that the majority of full-time directors must be independent, provided that an additional independent director may be appointed if (i) required by applicable laws or (ii) the majority of our independent directors believes that such appointment is necessary for the protection of the rights and interests of a significant shareholder or group of shareholders. The criteria for determining independence under our corporate governance standards has been defined in accordance with NYSE rules.

Executive sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our bylaws and applicable laws, non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act. §303A.06 of the NYSE Listed Company Manual	We believe we are in compliance with Rule 10A-3 under the Exchange Act.

Audit committee additional requirements. An audit committee must comprise at least three members, each of whom are financially literate and at least one of whom is a financial expert, and the audit committee must §303A.07 of the NYSE Listed Company Manual have a written charter outlining the committee’s responsibilities.	Our audit committee comprises four members, all of whom are independent and financially literate and one of whom is a financial expert. Our audit committee has a written charter.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying its purpose, duties and evaluation procedures. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

NYSE Standards	Our Corporate Governance Practices
Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying its purpose, duties and evaluation procedures. §303A.05 of the NYSE Listed Company Manual	We have a human resources and compensation committee. See “Committees of the Board of Directors Human Resources and Compensation Committee.” However, this committee does not entirely comprise independent directors.

Code of Ethics. A code of business conduct and ethics is required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual	We have adopted a code of business conduct and ethics, as contemplated by the NYSE. Our board of directors is responsible for verifying compliance with its provisions.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed the following exhibits to this annual report:

Exhibit Number	Item

1.1[8]	English translation of our bylaws, as amended.

2.1	Description of the registrant’s securities registered under Section 12 of the Exchange Act.

2.2[1]	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.3[1]	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.4[8]	Second Amended and Restated Registration Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, Synergy Aerospace Corp., BRW Aviation LLC and United Airlines Inc.

2.5[1]	Joint Action Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holding Limited.

2.6[7]	Amended and Restated Joint Action Agreement, dated November 29, 2018, by and among the registrant, Kingsland Holdings Limited, BRW Aviation LLC, United Airlines Inc. and Synergy Aerospace Corp.

2.7[7]	Share Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, BRW Aviation LLC and United Airlines Inc.

3.1[1]	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and the registrant (formerly AviancaTaca Holding S.A.).

4.1[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.1.1[1]	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2[1]	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1[1]	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2[1]	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3[1]	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4[1]	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3[2]	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4[1]	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1[1]	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2[1]	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.3[1]	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.4[1]	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.5[1]	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.6[1]	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.7[1]	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.8[1]	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.9[1]	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.10[1]	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.11[1]	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.12[1]	Amendment No. 12 dated as of November 8, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.13[1]	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S

4.4.14[1]	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.4.15[1]	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.16[1]	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.17[1]	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.18[1]	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.19[1]	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.20[1]	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.21[1]	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.22[1]	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.23[1]	Amendment No. 23 dated as of October 21, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.24[1]	Amendment No. 24 dated as of March 11, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.25[1]	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.26[1]	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.27[1]	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.28[3]	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.29[3]	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.5[1]	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1[1]	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.2[1]	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.3[1]	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.4[1]	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.5[1]	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.6[1]	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.7[1]	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.5.8[1]	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.9[1]	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.10[1]	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.11[1]	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.12[1]	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.13[1]	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.6[1]	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1[1]	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the registrant and Airbus S.A.S.

4.7[1]	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between the registrant (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1[1]	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between the registrant and Airbus S.A.S.

4.7.2[4]	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among the registrant Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3[5]	Cancellation Amendment No. 2 dated as of April 20, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4[5]	Cancellation Amendment No. 3 dated as of August 22, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1[3]	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. the registrant and Airbus S.A.S.

4.8.2[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3[3]	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S.

4.8.4[4]	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

Exhibit Number	Item

4.9[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1[3]	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.2[3]	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.3[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S. (the Second Taca Assignment).

4.9.4[3]	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.5[4]	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10[1]	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1[1]	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.2[1]	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company.

4.10.3[1]	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company

4.10.4[1]	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company.

4.10.5[3]	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.6[6]	Supplemental Agreement No. 6 dated as of July 25, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.7[6]	Supplemental Agreement No. 7 dated as of September 19, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.8[8]	Supplemental Agreement No. 8 dated as of May 3, 2018, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

Exhibit Number	Item

4.10.9[8]	Supplemental Agreement No. 9 dated as of February 26, 2019, to the Purchase Power Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.10	Supplemental Agreement No. 10 dated as of December 27, 2019, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.11[1]	Sale and Purchase Contract dated as of January 18, 2013, between the registrant (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12[1]	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1[1]	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2[1]	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3[1]	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4[1]	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13[1]	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1[3]	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2[3]	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3[3]	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14[1]	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1[1]	Amendment No. 1 to General Terms Agreement.

4.15[1]	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16[1]	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17[1]	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.).

4.17.1[3]	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18[1]	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.)

4.19[1]	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.).

4.20[1]	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1[1]	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2[1]	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21[1]	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22[2]	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1[2]	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.23[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant, Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24[4]	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1[4]	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2[4]	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3[5]	Letter Agreement 1.1, dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.4	Letter Agreement 1.2 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.5[5]	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.6[5]	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.7[5]	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.8[5]	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.9[5]	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.10[5]	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.11[5]	Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.12[6]	Letter Agreement 2.5. dated as of March 31, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.13[6]	Letter Agreement 2.6. dated as of July 13, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.14[6]	Letter Agreement 2.7. dated as of November 03, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

Exhibit Number	Item

4.24.15[8]	Letter Agreement 2.8 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.17	Letter Agreement 2.9 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.18	Side Letter No. 1 to the Letter Agreement 2.9 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.19	Letter Agreement 1.3 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.26[6]	Liquid Aviation Fuel Supply Agreement (Regional) dated August 30, 2017 between Organización Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

(1)

Filed as an exhibit to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.

(2)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2013 filed with the SEC on April 30, 2014.
(3)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2014 filed with the SEC on April 30, 2015.
(4)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.

(5)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2016 filed with the SEC on May 1, 2017.
(6)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2017 filed with the SEC on May 1, 2018.
(7)	Filed as an exhibit to our Form 6-K furnished to the SEC on November 30, 2018.
(8)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2018 filed with the SEC on April 29, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: General Secretary

Dated: June 10, 2020

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated Financial Statements

As of December 31, 2019, and 2018 and

for each of the years ended December 31, 2019, 2018 and 2017

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

KPMG S.A.S.	Teléfono	57(1)6188000
Calle 90 No. 19C – 74		57(1)6188100
Bogota D.C. – Colombia	Fax	57(1)6233316
57(1)6233380
www.kpmg.com.co

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Avianca Holdings S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and Subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 10, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 38 to the consolidated financial statements, subsequent to year-end the Company did not make payments on its long-term leases or principal payments on certain loan obligations and is not in compliance with loan covenants or lease contracts. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 38. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its leases accounting policy, effective for the period beginning on January 1, 2019, due to the adoption of IFRS 16 Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or

KPMG S.A.S., sociedad colombiana por acciones simplificada y firma miembro de la red de firmas miembro independientes de	KPMG S.A.S.
KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza.	Nit 860.000.846 - 4

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

We have served as the Company’s auditor since 2018.

Bogotá, Colombia

June 10, 2020

KPMG S.A.S.	Teléfono	57(1)6188000
Calle 90 No. 19C – 74		57(1)6188100
Bogota D.C. – Colombia	Fax	57(1)6233316
57(1)6233380
www.kpmg.com.co

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Avianca Holdings S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Avianca Holdings S.A. and Subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated June 10, 2020, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KPMG S.A.S., sociedad colombiana por acciones simplificada y firma miembro de la red de firmas miembro independientes de	KPMG S.A.S.
KPMG afiliadas a KPMG International Cooperative (“KPMG International”), una entidad suiza.	Nit 860.000.846 - 4

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

Bogotá, Colombia

June 10, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Avianca Holdings S.A. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2017 of Avianca Holdings S.A. and subsidiaries (the Company), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young Audit S.A.S.
We have served as the Company‘s auditor since 2011 through 2017.
Bogota, Colombia
April 30, 2018

Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.
Bogotá D.C.	Medellín – Antioquía	Cali – Valle del Cauca	Barranquilla - Atlántico
Carrera 11 No. 98-07	Carrera 43 A # 3 Sur - 130	Avenida 4 Norte No. 6N – 61	Calle 77b No 59 - 61
Edificio Pijao Green Office	Edificio Milla de Oro	Edificio Siglo XXI	Edificio Centro Empresarial Las Américas II
Tercer Piso	Torre 1 – Piso 14	Oficina 502 | 510	Oficina 311
Tel: +57 (1) 484 7000	Tel: +57 (4) 369 8400	Tel: +57 (2) 485 6280	Tel: +57 (5) 385 2201
Fax: +57 (1) 484 7474	Fax: +57 (4) 369 8484	Fax: +57 (2) 661 8007	Fax: +57 (5) 369 0580

A member firm of Ernst & Young Global Limited

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2019	December 31, 2018

Assets
Current assets:
Cash and cash equivalents	7	$342,472	$273,108
Restricted cash	7	1	4,843
Short term investments	12	55,440	59,847
Trade and other receivables, net of expected credit losses	8	233,722	288,157
Accounts receivables from related parties	9	3,348	6,290
Current tax assets	31	198,719	231,914
Expendable spare parts and supplies, net of provision for obsolescence	10	88,334	90,395
Prepayments	11	69,012	99,864
Deposits and other assets	12	39,175	29,926

		1,030,223	1,084,344
Assets held for sale	15	681,053	31,580

Total current assets		1,711,276	1,115,924
Non–current assets:
Deposits and other assets	12	54,074	115,504
Trade and other receivables, net of expected credit losses	8	22,569	35,503
Non-current taxes assets	31	1	19
Intangible assets and goodwill, net	14	505,507	513,803
Deferred tax assets	31	27,166	24,573
Property and equipment, net	4,13	4,953,317	5,313,317

Total non–current assets		5,562,634	6,002,719

Total assets		$7,273,910	$7,118,643

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2019	December 31, 2018

Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	16	$872,044	$626,742
Accounts payable	17	530,615	664,272
Accounts payable to related parties	9	3,713	2,827
Accrued expenses	18	87,610	108,712
Current tax liabilities	31	26,421	26,702
Provisions for legal claims	32	20,244	7,809
Provisions for return conditions	19	21,963	2,475
Employee benefits	20	148,678	125,147
Air traffic liability	21	337,363	424,579
Frequent flyer deferred revenue	21	187,931	186,378
Other liabilities	22	5,110	3,861

		2,241,692	2,179,504
Liabilities associated with the assets held for sale	15	490,458	—

Total current liabilities		2,732,150	2,179,504
Non–current liabilities:
Long–term debt	16	3,984,279	3,380,838
Accounts payable	17	11,931	7,127
Provisions for return conditions	19	122,425	127,685
Employee benefits	20	118,337	110,085
Deferred tax liabilities	31	18,471	18,437
Frequent flyer deferred revenue	21	229,701	234,260
Other liabilities	22	51,449	68,246

Total non–current liabilities		4,536,593	3,946,678

Total liabilities		$7,268,743	$6,126,182

Equity:	23
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained (losses) earnings		(543,010)	386,087
Other comprehensive income / (loss)		(78,120)	(44,096)

Equity attributable to owners of the Company		207,333	1,170,454
Non–controlling interest	24	(202,166)	(177,993)

Total equity		5,167	992,461

Total liabilities and equity		$7,273,910	$7,118,643

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2019	2018	2017

Operating revenue:
Passenger		$3,904,765	$4,074,391	$3,550,160
Cargo and other		716,731	816,439	891,524

Total operating revenue	5, 26	4,621,496	4,890,830	4,441,684

Operating expenses:
Flight operations		75,713	153,615	92,471
Aircraft fuel		1,204,058	1,213,411	923,468
Ground operations		478,029	474,802	450,209
Rentals	4, 33	11,762	267,708	278,772
Passenger services		176,454	188,713	166,869
Maintenance and repairs		257,642	206,454	280,536
Air traffic		278,987	269,631	242,587
Selling expenses		500,160	530,930	515,073
Salaries, wages and benefits		717,342	760,758	706,778
Fees and other expenses		411,573	203,304	177,864
Depreciation and amortization	4, 13, 14	593,396	350,507	313,413
Impairment	13	470,661	38,881	—
Total operating expenses		5,175,777	4,658,714	4,148,040

Operating (loss) profit		(554,281)	232,116	293,644

Interest expense		(299,942)	(212,294)	(183,332)
Interest income		9,041	10,115	13,548
Derivative instruments		(2,164)	(260)	(2,536)
Foreign exchange, net	6.C	(24,190)	(9,220)	(20,163)
Equity method profit		1,524	899	980

(Loss) profit before income tax		(870,012)	21,356	102,141

Income tax expense – current	31	(26,475)	(27,151)	(35,159)
Income tax income – deferred	31	2,492	6,938	15,050

Total income tax expense		(23,983)	(20,213)	(20,109)

Net (loss) profit for the year		$(893,995)	$1,143	$82,032

Basic loss per share. Expressed in dollars	25
Common stock		$(0.92)	$(0.03)	$0.05
Preferred stock		$(0.92)	$(0.03)	$0.05

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2019	2018	2017

Net (loss) income for the year		$(893,995)	$1,143	$82,032
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	23
Revaluation (devaluation) of administrative property		2,761	(20,448)	31,017
Remeasurements of defined benefit liability		(42,541)	(9,039)	(33,385)
Income tax		441	(39)	(15,018)

		(39,339)	(29,526)	(17,386)
Items that will be reclassified to profit or loss in future periods:	23
Effective portion of changes in fair value of hedging instruments		3,932	(13,701)	6,385
Net change in fair value of financial assets with changes in OCI		1,205	(328)	19
Income Tax		—	—	3,558

		5,137	(14,029)	9,962

Other comprehensive loss, net of income tax		(34,202)	(43,555)	(7,424)

Total comprehensive (loss) profit net of income tax		$(928,197)	$(42,412)	$74,608

(Loss) profit attributable to:
Equity holders of the parent		$(913,712)	$(24,803)	$48,237
Non–controlling interest		19,717	25,946	33,795

Net (loss) profit		$(893,995)	$1,143	$82,032

Total comprehensive (loss) income attributable to:
Equity holders of the parent		$(947,736)	$(68,097)	$40,358
Non–controlling interest		19,539	25,685	34,250

Total comprehensive (loss) income		$(928,197)	$(42,412)	$74,608

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands)

		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained (losses) earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at January 1, 2017		$82,600	$42,023	$234,567	$469,273	$(20,457)	$27,365	$565.138	$1,400,509	$19,752	$1,420,261

Net profit		—	—	—	—	—	—	48,523	48,523	33,509	82,032
Increase in non–controlling interest		—	—	—	—	—	—	—	—	504	504
Other comprehensive income (loss)		—	—	—	—	(38,727)	31,017	—	(7,710)	286	(7,424)
Dividends decreed		—	—	—	—	—	—	(25,672)	(25,672)	(130,001)	(155,673)

Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700

Adjustment on initial application of new standards		—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)

Balance adjusted at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151

Net profit (loss)		—	—	—	—	—	—	(24,803)	(24,803)	25,946	1,143
Other comprehensive income (loss)	23	—	—	—	—	(22,846)	(20,448)	—	(43,294)	(261)	(43,555)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,674)	(7,674)
Dividends decreed	35	—	—	—	—	—	—	(35,508)	(35,508)	(62,096)	(97,604)

Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net (loss) profit		—	—	—	—	—	—	(913,712)	(913,712)	19,717	(893,995)
Other comprehensive income (loss)	23	—	—	—	—	(36,785)	2,761	—	(34,024)	(178)	(34,202)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,712)	(7,712)
Dividends decreed	35	—	—	—	—	—	—	(15,385)	(15,385)	(36,000)	(51,385)

Balance at December 31, 2019		$82,600	$42,023	$234,567	$469,273	$(118,815)	$40,695	$(543,010)	$207,333	$(202,166)	$5,167

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2019	2018	2017

Cash flows from operating activities:
Net (loss) profit for the year		$(893,995)	$1,143	$82,032
Adjustments for:
Provision net of expected credit losses	8	50,703	4,526	4,363
Provision for expandable spare parts and suppliers obsolescence	10	2,075	(3,203)	(5,376)
Provision (recovery) for return conditions, net	19	16,114	(27,092)	811
Provisions (recovery) for legal claims, net	32	14,671	(2,973)	14,490
Depreciation and amortization	13,14	593,396	350,507	313,413
Impairment of property and equipment	13, 15	470,661	38,881	—
Sale and leaseback transactions amortization		(5,399)	(4,747)	—
Share–based payment (income)		—	—	(1,002)
Loss (gains) on disposal of assets		21,562	(16,081)	(1,978)
Loss (gains) on sale of subsidiary	1	5,487	(10,579)	—
Fair value adjustment of financial instruments		2,164	260	3,549
Interest income		(9,041)	(10,115)	(14,528)
Interest expense		299,942	212,294	183,332
Deferred tax	31	(2,492)	(6,938)	(15,050)
Current tax	31	26,475	27,151	35,159
Unrealized foreign currency loss (gain)		5,363	(32,569)	20,163
Changes in:
Accounts receivable		(10,565)	(103,998)	(42,244)
Expendable spare parts and supplies		(3,150)	10,056	(9,272)
Prepayments		30,404	(115)	(49,396)
Net current tax		51,973	13,497	(49,930)
Deposits and other assets		43,655	95,247	38,611
Accounts payable and accrued expenses		(123,171)	249,901	50,884
Air traffic liability		(86,731)	(36.569)	2,608
Frequent flyer deferred revenue		(3,001)	37,719	21,883
Provision for return conditions		(1,886)	(5,814)	(11,458)
Employee benefits		(1,345)	(29,740)	(4,649)
Income tax paid		(45,534)	(47,547)	(39,098)

Net cash provided by operating activities		$448,335	$703,102	$527,317
Cash flows from investing activities:
Acquisition of investments available for sale		—	—	85
Restricted cash		4,558	378	(505)
Interest received		9,619	9,871	12,492

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2019	2018	2017
Advance payments on aircraft purchase contracts	13	(21,324)	(111,711)	(119,049)
Sale of advance on aircraft purchase contracts	13	30,312	—	—
Acquisition of property and equipment	13	(246,591)	(430,610)	(215,305)
Proceeds from sale of property and equipment		233,035	132,369	161,910
Investment in certificates of bank deposits		—	4,640	—
Redemption in certificates of bank deposits		11,866	—	(15,540)
Acquisition of intangible assets	14	(29,129)	(116,635)	(30,619)
Proceeds from acquisition of subsidiary		—	—	6
Sale of subsidiaries	1	(875)	18,000	—
Acquisition of investments		—	(78)	—
Sale of investments		—	—	484

Net cash used in investing activities		$(8,529)	$(493,776)	$(206,041)
Cash flows from financing activities:
Proceeds from loans and borrowings	16	616,555	303,640	510,360
Transaction costs related to bonds	16	(18,807)	—	—
Repayments of loans and borrowings	16	(637,740)	(483,473)	(388,096)
Interest paid	16	(275,054)	(208,709)	(162,144)
Sale & finance leaseback transactions		—	53,990	—
Dividends paid	35	(14,057)	(35,508)	(25,671)
Dividends paid to minority shareholding	35	(36,000)	(56,096)	(130,002)

Net cash used in financing activities		$(365,103)	$(426,156)	$(195,553)
Net increase (decrease) in cash and cash equivalents		74,703	(216,830)	125,723
Effect of movements in exchange rates on cash held		(5,339)	(17,280)	7,506
Cash on deconsolidation of subsidiary	1	—	(1,764)	—
Cash and cash equivalents at beginning of year		273,108	508,982	375,753

Cash and cash equivalents at end of year		$342,472	$273,108	$508,982

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

Synergy Aerospace Corp currently has the majority of the Company’s shareholding through BRW Aviation LLC, which is the Group’s direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

The following are the significant subsidiaries in the Group included within these consolidated financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2019	2018
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	EE.UU.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Regional Express Américas S.A.S.	Colombia	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines, Air India, Azul Linhas Aéreas Brasileiras and GOL Linhas Aéreas Inteligentes, Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meeting the highest standards in terms of security and customer service.

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

The Company owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive, fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sale of subsidiaries

For the year ended December 31, 2019 and 2018 the Group signed two sales detailed as following:

Turboprop Leasing Company and Aerotaxis La Costeña S.A.

On April 22, 2019, the Group thorough its subsidiaries Grupo Taca Holdings Limited (“GTH”) and Nicaragüense de Aviación S.A. (“NICA”) sold all of GTH’s shares in Turboprop Leasing Company Ltd. (“Turbo”), and all of NICA’s shares in Aerotaxis La Costeña S.A. (“La Costeña”), respectively, to Regional Airline Holding LLC (the “Buyer”).

As a result of the transaction, the Group lost control and ceased to consolidate the financial statements of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A. on May 31, 2019.

The following is the summary of the movements in the financial statements due to the sale and the corresponding loss of control of Turbo Leasing Company Ltd. and Aerotaxis La Costeña S.A.

	Turboprop Leasing Company Ltd.	Aerotaxis La Costeña S.A.	Total deconsolidation
Amount of cash in the company	$8,876	$2,889	$11,765
Carrying amount of the company assets, without cash	28,632	6,928	35,560
Carrying amount of the company liabilities	(19,507)	(3,729)	(23,236)

Net assets of the subsidiary	18,001	6,088	24,089
Non-controlling interest	(5,769)	(1,943)	(7,712)

GTH / Nicaragüense de Aviación participation	$12,232	$4,145	$16,377

Consideration received in cash	6,425	4,465	10,890

(Loss)/gain on the sale of the subsidiaries	$(5,807)	$320	$(5,487)

The aggregate amount of the cash paid for losing control of subsidiaries is reported in the statement of cash flows net of cash and cash equivalents disposed of as part of such transaction, for a net payment of $875.

The loss of this sale is included in Fees and other expenses in the income statement.

Getcom Int’l Investments SL

On December 28, 2018, Avianca Holdings entered into an agreement for the sale and transfer of its participation and control in Getcom Int’l Investments S.L., a company incorporated in Spain, to Seger Investments, Corp, a company domiciled in Panama, who already owned 50% equity interest in Getcom Int’l Investments S.L. Pursuant to the terms of such agreement, the Company and the Purchaser also effected the sale in this date.

As a result of the transaction, the Group lost control and ceased to consolidate Getcom Int’l Investments S.L.’s financial statements on December 31, 2018.

The following is a summary of the movements in the financial statements due to the sale and corresponding loss of control of Getcom Int’l Investments S.L

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amount of cash in Getcom Int’l Investments S.L.	$1,764
Carrying amount of the Getcom Int’l Investments S.L. assets, without cash	20,561
Carrying amount of the Getcom Int’l Investments S.L. liabilities	(6,980)

Net Assets of the subsidiary	$15,345
Non-controlling interest	(7,674)

AVH participation	7,671

Received consideration:
Portion of the consideration consisting of cash	18,000
Portion of the consideration consisting of account receivables	250

Fair Value of the received consideration	$18,250

Gains on the sale of the subsidiary	$10,579

As of December 31, 2019, and 2018, Avianca Holdings S.A. had a total fleet consisting of:

	December 31, 2019			December 31, 2018
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	—	—	10	—	10
Airbus A-319 (2)	23	4	27	23	4	27
Airbus A-320	31	26	57	35	26	61
Airbus A-320 NEO	3	7	10	3	4	7
Airbus A-321	7	6	13	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	3	7	10	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F (2)	5	—	5	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	—	—
ATR-42	—	—	—	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	—	—	—	13	—	13
Embraer E-190 (2)	10	—	10	10	—	10

	113	58	171	142	54	196

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the operating leases contracts are recorded in the consolidated statement of financial position as part property and equipment, as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 4).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	As of December 31, 2019, the Group has as assets held for sale 10 Embraer E-190, 2 Airbus A319, 12 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F.

(2)	Basis of preparation of the consolidated financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The consolidated financial statements for the years ended December 31, 2019 and 2018 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the group for the year ended December 31, 2019 were prepared and submitted by Management and authorized for issuing by Audit Committee on June 8, 2020 that have been delegated by the Board of Directors.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, land and buildings (classified as administrative property), assets held for sale, derivative financial instruments and plan assets, which have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

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

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the consolidated financial statements:

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 100 aircraft from the A319, A320, A321, A330, A330F, ATR72, E190 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the consolidated financial statements within the next financial year:

•

The Group recognizes revenue from tickets that are expected to expire without having been used based on historical data and experience. To define the expected expiration, with the support of an independent third-party specialist, the administration must make informed estimates of the historical experience, which is an indication of the future behavior of the clients, analyzed by type of rate. As indicated by the accumulated data, the administration evaluates the historical data once a year or more frequently according to experience and makes the necessary adjustments.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

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

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

management in determine the fair value of these assets as of December 31, 2019. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 13 provides more information about the net book value of the property and equipment and their respective depreciation charges.

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

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the rate of the bonds issued by the Colombian Government

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group estimated a provision for expected credit losses based on informed and reasonable information about past events, present conditions and reasonable and justifiable forecasts regarding future economic conditions, considering credit risk, classification and late payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

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

Reclassification have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

“Accounts payable” in the amount of $68,302 in the consolidated statements financial position and “Accrued expenses” in the amount of $12,182 were reclassified into “Employee benefits” at December 31, 2018 to reflect the short term obligation directly related to the employees in the corresponding item, these include salaries, vacations, bonuses and other contributions.

•

“Short term investments” in the amount of $59,847 were presented separately in the consolidated statement financial position to disclose the rights related to funds invested between 3 months and 1 year separately. Previously, these balances were part of “deposits and other assets”.

•	The above reclassifications have no effect on the consolidated statement of cash flow.

Based on an analysis of quantitative and qualitative factors, the Group determined that the related impacts are not material for the consolidated financial statements presented previously, and therefore, amendments to the previously submitted reports are not required.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Going Concern

The consolidated financial statements have been prepared on a going concern basis.

The Group has recognized a net loss after tax of $893,995 for the year ended December 31, 2019 and, as at that date, the consolidated statement of financial position reflected an excess of current liabilities over current assets of $495,580 (excluding air traffic liability and frequent flyer deferred revenue). However, the net loss includes $599,124 as described in note 37, of significant special charges incurred during 2019, associated with the organizational transformation plan, called “Avianca 2021”.

Since the fourth last quarter 2018 through the third quarter of 2019, management disclosed that it had circumstances that raised substantial doubt about the Group’s ability to continue as a going concern, related to a potential change control that was possible at that time. On November 29, 2018, the controlling shareholder of the Group (BRW Aviation LLC) obtained a loan from United Airlines, Inc. (“United”), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (“Wilmington”) and pledged its shares in Avianca Holdings S.A. as security for this loan agreement, which required the compliance with certain covenants by the controlling shareholder, including compliance with the Group financial ratios. On April 10, 2019, BRW and United informed Avianca Holdings that BRW was in default with the collateral coverage ratio covenant under the United Loan Agreement and that no waiver was granted. A change of control at the Group would breach covenants included in certain loan and financing, aircraft rental, and other agreements of the Company, which in turn could trigger early termination or cancelation of these contracts. On May 24, 2019, United initiated and filed an enforcement action against BRW and BRW Holding to enforce the share pledge and seeking to take control of the 78.1% of Avianca Holding’s common shares. Likewise, United appointed Kingsland Holdings Limited (“Kingsland”) as BRW’s manager and, as a result, BRW Holding lost the right to direct the manner in which BRW votes the shares subject to the pledge. Through its ownership of the Group’s common shares and its authority as manager of BRW (with the right to direct the voting of the pledged shares), Kingsland assumed voting control over Avianca Holdings. According to the assessment of the Group Kingsland Holdings is a permitted holder under its financing agreements. As such, no change in control has occurred since its appointment as independent third party.

The Group´s ability to meet these obligations depended on whether the management could renegotiate the terms and conditions with lenders and obtain new sources of financing to meet the short-term obligations.

Besides of the change control situation, during 2019 several events occurred which created significant uncertainty as to whether the Group had the capacity to continue as a going concern.

•	At the end of April 2019, Avianca Holdings received reservation of rights letters from 2 Facility Agents in its Export Credit Agencies (ECA) financings. The mentioned reservation of rights letters

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

was related to the acquisition of certain ATR turboprop aircraft by Synergy Aerospace, which were not operated by Avianca Holdings. In those letters, the Facility Agents stated that Synergy Aerospace had failed to comply with certain obligations under other transactions that were supported by the ECAs. The non-compliance of Synergy under its ECA obligations could have caused a potential default under Avianca Holdings’ ECA contracts.

•

In line with the above mentioned, events Avianca Holdings was unable to launch a liability management transaction to refinance its $550 million 8.375% Senior Notes due 2020. On May 13th 2019, S&P Global Ratings downgraded Avianca Holdings S.A. from “B” to “CCC+”, while reducing its rating outlook from Stable to Negative given the higher refinancing risk. The above referenced default of Synergy and ratings downgrade had prevented us from consummating certain anticipated transactions that we expected would have resulted in a significant improvement in our liquidity. Additionally, the foregoing events severely impacted our efforts to refinance near-term maturities of existing debt and our ability to finance capital expenditures.

•

On June 25, we unilaterally suspended the payment of operating leases of some aircraft, as well as debt repayment payments, as we seek to obtain deferrals from creditors with a debt of approximately $2,876 million, of which $2,365 million represent long-term debt term, under various debt, lease and other agreements.

In an effort to protect current liquidity levels, our board of directors adopted a transformation plan, which we refer to as the “Avianca 2021” strategic plan, designed to improve operational efficiencies, and reprofile our financial obligations. As part of the “Avianca 2021” strategic plan we adopted following measures:

Re-profiling of financial commitments:

•

Avianca Holdings has executed amendments to its financing agreements, in order to include United and its subsidiaries, the collateral agent and the independent third party, each pursuant to the United Loan Agreement, as permitted holders under such financing agreements in order that enforcement actions, such as the voting of the shares of Avianca Holdings by United, such collateral agent or such independent third party, would not constitute a change of control under any such financing agreements. These amendments permitted and would permit United to enforce the share pledge in connection with the United Loan Agreement and take ownership of the common shares of Avianca Holdings without causing a change of control under any of these financing agreements of Avianca Holdings.

•

In addition to the negotiations for the suspended payments mentioned above, and considering the new situation of the Group, it was possible to renegotiate mainly the clauses of financial and non-financial Covenants. (See notes 16 and 36)

•	Avianca Holdings successfully reached broad agreement with its creditors allowing it to comply with key conditions precedent for funding of the Convertible Loans by United and Kingsland. As

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

consequence, on December 9, 2019, Avianca Holdings drew the $250 million convertible senior secured stakeholder loan provided by United Airlines and Kingsland Holdings limited. In turn, the funding of the Convertible Loans allowed Avianca’s agreements with its creditors to go effective, reprofiling substantially all of its loans and aircraft lease obligations. In addition, funding of the Convertible Loans triggered the automatic exchange of approximately $484 million aggregate principal amount of Avianca’s current May 2020 bonds (the “Secured May 2020 Bonds”) for secured bonds due May 2023 (the “Secured May 2023 Bonds”), under the terms of a previously announced, successfully executed exchange offer for Avianca’s original May 2020 Bonds (the “Unsecured May 2020 Bonds”). Further, Avianca Holdings also secured $125 million in additional secured financing commitments. These financing commitments include: (i) $50 million in commitments for convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors, and (ii) $75 million in commitments for senior secured convertible loans and bonds, as a bridge to completion of a potential US$125 million convertible bond offering to preferred shareholders (the “Incremental Bonds”), including a commitment of US$50 million from an investment vehicle managed by Citadel Advisors LLC, for senior secured convertible bonds (the “Citadel Bonds”) and (iii) a commitment of US$25 million for senior secured convertible loans from another group of Latin American investors (the “LatAm Bridge Loan”), on substantially the same economic terms as the Stakeholder Loan, except that any voluntary prepayment by the Group on or before the 9-month anniversary of disbursement of the LatAm Bridge Loan will trigger a cash interest payment at 12% per annum over the amount prepaid.

•	It represented as of December 31, 2019, the Group has reach rectification of a breach of a long-term loan arrangement, that permitted classified $2,365 million as current portion.

•

During the second quarter 2020 Avianca Holdings expects to offer its preferred shareholders the opportunity to participate in a minimum of USD $125 million of to-be-offered convertible bonds (the “Incremental Bonds”) under similar conditions to those established for the Convertible Loans, subject to adjustment for market conditions at the time such an offering is launched. Details and timing of such offering will be made available to AVH preferred shareholders, subject to applicable regulatory review and approvals.

•

Standard & Poor’s Global Ratings (“S&P”) has upgraded the Group from “SD” to “B-”, Outlook Stable, and upgraded its secured bonds to “B-” from “CCC-”. The full report issued by S&P is available on the Group’s website.

Fleet simplification

•	We are moving forward with deceleration of fleet additions and its simplification. The management has reached the following agreements to tailor its aircraft commitments to its future requirements:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

○

In January 2020, we reached agreements with Airbus to optimize our fleet plan as part of our implementation of the Avianca 2021 Plan, the Group negotiated with Airbus the cancellation of some orders and a significant reduction of its scheduled aircraft deliveries in 2020, 2021, 2022, 2023 and 2024 for delivery in 2025 through 2029, which modifies the advanced payments and aircraft acquisition

○

These agreements provide comprehensive financial benefits, with significant Capex reduction in the period through the end of 2029 of $1,035 million. In addition, we allowed deferring the PDP’s payments until 2024 for $2,087 million, thereby improving the Group’s cash in the consolidation period of the “Avianca 2021” plan. (See note 34)

○

In order to reduce and standardize our fleet management took the decision to sell 10 Embraer 190, 10 Airbus A318, 2 Airbus A319, 11 Airbus A320, 2 Airbus A330 and 1 Airbus A330F and also exit of 13 Cessna 208 and 2 ATR 42 for the sale of Sansa and La Costeña. Separately, Avianca Holdings has agreed to enter into an agreement sale and lease back transaction for up to 11 A320 and 4 A321 aircraft with Avalon Aerospace Leasing Limited, that are executed in the first quarter 2020. These operations represent net cash provided of $296 million and an impairment for $469 million. (See note 37)

With these reductions of our fleet, the management seeks a reorganization of its offer to be more consistent with demand. It will have also significantly simplified our operation, in maintenance costs, as well as crew training.

Optimization of Operational Profitability

•

Network adjustment is one of the main actions implemented during the year. The changes were made to service those with higher demand and better performance. Therefore, 25 routes were cancelled and frequencies were reduced. The adjustments took place mainly in the Central American, North American and Peruvian markets. Likewise, the Holding announced added capacity on some routes, increasing the number of flights between Bogotá and Cali, Medellin, Bucaramanga, Santiago de Chile, Orlando—US, and Barcelona—Spain, seeking to allocate resources in more profitable routes.

•

Our board of directors also modified our strategy to focus on Bogotá as our primary strategic hub, as well as to focus on our overall profitability and cost-efficiency, deleveraging our balance sheet and revising our aircraft fleet plans.

Considering the Group’s projections regarding forecasted results of the strategic plan, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. As such, the consolidated financial statements have been prepared on a going concern basis.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On March 2020 deriving from the spread of COVID-19 (See Note 38), as a result of extremely challenging market conditions, suspension of our passenger travel operations, our current financial condition and the resulting risks and uncertainties surrounding our Chapter 11 proceedings (See Note 38), there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, our ability to (i) resume our passenger travel operations profitably, which depends on many factors beyond our control, principally relating to developments from the spread of COVID-19, its impact on demand for passenger air travel and government measures regarding travel restrictions, quarantine requirements and others, and (ii) successfully develop and implement our Chapter 11 plan of reorganization.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by all the Company’s entities of the Group, except where mentioned otherwise (see also note 4).

This is the first set of the Group’s annual financial statements in which IFRS 16 Leases have applied. changes to significant accounting policies are described in note 4.

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

The consolidated financial statements also include 49 special purpose entities that relate primarily to the Group’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, the consolidated financial statements include 56 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Group has consolidated these entities in accordance with IFRS 10.

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

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquire. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquire.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as profit at the date of acquisition.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Group’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

(e)	Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes income when transferring control over the good or service to the customer. Below is information on the nature and timing of the satisfaction of performance obligations in contracts with customers.

(i)	Passenger and cargo transportation

The Group recognizes revenues from passenger, cargo and other operating income in consolidated statements of comprehensive income. Revenues from passenger, which includes transportation, baggage fees, fares, and other associated ancillary income, is recognized when transportation is provided. Cargo revenues are recognized when the shipments are delivered. Other operating income is recognized as the related performance obligations are met.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Loyalty program

The Group has a frequent flyer program “LifeMiles”, that is managed by LifeMiles Ltd, a subsidiary of the Group which airlines buy lots of miles to be granted to member costumers of the program. The purpose of the program is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Group’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

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

Breakage estimates are reviewed every semester. If a change in the estimate is presented, the adjustments will be accounted for prospectively through the income, with an adjustment of “update” to the corresponding deferred income balances.

(f)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”. They are recognized in results except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

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

(g)	Property and equipment

(i)	Recognition and measurement

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

Depreciation is recognized in the consolidated statement of comprehensive income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits associated to the asset.

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

(h)	Assets held for sale

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

Property and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale is reclassified to current and disclosed in a separate line of the consolidated financial statement.

(i)	Leased assets

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are discloses separately.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Policy applicable from 1 January 2019

The group has initially applied IFRS 16 from January 1, 2019. The effect of initially applying IFRS 16 described in note 4.

(i)	Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

(ii)	Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

Policy applicable before January 1, 2019

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

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term as another income.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level, without exceeding a business segment. Impairment measurement is currently carried out at the level of the air transport segment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de–recognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of comprehensive income when the asset is derecognized.

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

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each company acquired and impairment measurement is carried out at the air segment level.

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

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

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

(iii)	Intangible assets associated with contractual rights and obligations

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

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

(l)	Financial instruments – initial recognition, classification and subsequent measurement

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

(vi)	Derivative financial instruments and hedge accounting

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

(m)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence. The valuation method used by the Group is weighted average.

(n)	Impairment of non–financial assets

We review flight equipment and other long-lived assets used in operations for impairment losses when events and circumstances indicate the assets may be impaired. Factors which could be indicators of impairment include, but are not limited to, (1) a decision to permanently remove flight equipment or other long lived assets from operations, (2) significant changes in the estimated useful life, (3) significant changes in projected cash flows, (4) permanent and significant declines in fleet fair values and (5) changes to the regulatory environment. For long-lived assets held for sale, we discontinue depreciation and record impairment losses when the carrying amount of these assets is greater than the fair value less the cost to sell.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(o)	Cash and cash equivalents

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

(p)	Maintenance deposits

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

The maintenance deposits refer to payments made by the Group to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated statement of financial position are recoverable. These deposits are used to pay for maintenance performed and might be reimbursed to the Group after the execution of a qualifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Group does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(q)	Security deposits for aircraft and engines

The Group must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Group upon termination of the agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(r)	Provisions

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

(s)	Employee benefits

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

-	Interest income on plan assets.

-	Interest cost on the defined benefit obligation; and

-	Interest on the effect of the asset ceiling

Additionally, the Group offers the following employee benefits:

(i)	Defined contribution plans

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

(t)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(u)	Interest income and interest expense

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

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2019. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 which determines whether an Agreement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 that evaluates the substance of transactions that involve the legal form of a lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to consider most of the leases in a single model, recognized in the Statement of Financial Position.

The lessor’s accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The Group has applied IFRS 16 using the modified retrospective approach, according to which the cumulative effect of the initial application is recorded in retained earnings as of January 1, 2019. In this case, the comparative information for 2018 has not been restated.

The Group also chose to use the recognition exemptions for lease agreements, which on the start date, have a term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low value assets).

Nature of the effects of adoption of IFRS 16

In January 2016, the IASB issued IFRS 16, which establishes a comprehensive model for the identification of lease agreements and their treatment in the financial statements of both lessees and lessors.

IFRS 16, Leases, must be applied as of January 1, 2019. The new standard requires that lessees recognize an asset and liability for use right in the balance sheet for all contracts that qualify as leases (with the exception of short-term leases for which the underlying asset is of low value) start date of the lease and recognize expenses in the income statement.

The lease liability is measured at the present value of the outstanding lease payments. Lease payments will include fixed payments, variable payments based on an index or rate, reasonably secure purchase options, termination fines, fees paid by the lessee to the owners of a special purpose entity for the restructuring of the transaction, and probable. The amounts that the lease will owe

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

under a residual value guarantee. The lease payment does not include the payment of a variable lease other than those that depend on an index or rate, no guarantee on the part of the lessee of the lessor’s debt, or any amount assigned to the components without a lease.

The Group initially measures the value of the right-of-use assets by the value of the lease liability and includes the value of the payments made before the start of the lease, any initial direct costs incurred by the lessee.

The Group completed its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation included the following activities:

Aircraft leases

As of January 1, 2019, the Group had 54 aircraft under operating leases, and the Group registered such aircraft as assets and liabilities of the Group’s right of use with the requirement of the new standard.

The assets by right of use will be accounted for in accordance with IAS 16, Property, Plant and Equipment. Aircraft registered as a right of use will be depreciated over the term of the lease and any qualifying maintenance event will be capitalized and depreciated over the expected lease term and the expected maintenance life.

Real estate leases

The Group has leases related to the operations space of the airport terminal and other real estate. For leases related to the terminal’s operations space, there are usually effective replacement rights in the hands of the lessor and, therefore, these are not considered the lease requirements according to the standard. Airport terminal contracts with variable lease payments are also excluded, and variable lease payments, other than those based on an index or rate, are related to the measurement of the lease liability. Leases of properties that were recorded as right-of-use assets and lease liabilities according to the new standard that relates to the Group’s offices.

Other leases

Other leases related to vehicles, machinery, technology. They have been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets with right of use.

Sale and Leaseback transactions

Prior to the adoption of the New Lease Standard, the gains on sale and leaseback transactions of finance lease were deferred and recognized in the consolidated comprehensive income statement

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

over the term of the lease. Profits from sale and leaseback transactions that result in an operating lease were recognized immediately in the consolidated comprehensive income statement without being deferred. Under the New Standard, gains on sale and leaseback transactions with retroactive lease (subject to adjustments for non-market terms) are recognized immediately if they comply with the requirements of IFRS 15.

At December, 31, 2018 the Group had a deferred gain for $70,070 for previous sale and lease back transactions that subsequent lease was accounted for as a sale and a finance lease applying IAS 17, the group choose not evaluate the sale transactions with the subsequent lease made prior to determine whether the transfer of the asset meets the requirements of IFRS 15 shall be accounted for as a sale, because we chose account for the subsequent lease in the same way as to account for any other financial lease that exists on the date of initial application; and we will continue to amortize any gain on the sale over the term of the lease.

Impacts due to the adoption of the standard (January 1, 2019)

The effects of the adoption of the standard in the Group’s consolidated statement of financial position was as follows:

	Reported December 31, 2018	Application of the new standard (1)(2)(3)(4)	Adjusted Balances
Total assets	7,118,643	1,079,733	8,198,376
Total liabilities	6,126,182	1,079,733	7,205,915
Total equity	992,461	—	992,461

(1)	The adjustment corresponds to $1,010,200 recognized as assets and liabilities for the right to use aircraft leases, which are presented as Property and Equipment as flight equipment.
(2)	The adjustment corresponds to $69,533 recognized as assets and liabilities for the right to use leases on non-aeronautical assets, which are presented into other property.
(3)

When measuring lease liabilities for leases that were classified as operating lease, the group discounted leases using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 5.09%.

(4)	The adjustment has no impact on deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amounts recognized in the consolidated statement of financial position and profit or loss

2019 – Leases under IFRS 16

Set out below, are the amounts recognized consolidated statement of comprehensive income:

For the year ended December 31, 2019
Depreciation expense of right-of-use assets	$206,434
Interest expense on lease liabilities	51,885
Rent expense - short-term leases	1,008
Rent expense - leases of low-value assets	1,934
Rent expense - variable lease payments	8,770

Total amounts recognized in profit or loss	$270,031

2018 – Leases under IAS 17

Set out below, are the amounts recognized consolidated statement of comprehensive income:

For the year ended December 31, 2018
Rentals	$308,722

Amounts recognized in the consolidated statement of cash flow

For the year ended December, 31, 2019 for the total cash outflow for leases was $259,165

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Flight Equipment	Other	Total
As of December 31, 2018
IFRS 16 Adoption	$1,010,200	$69,533	$1,079,733
Additions	172,526	4,222	176,748
Modifications contracts	97,956	3,432	101,388
Depreciation expense	(198,219)	(8,215)	(206,434)

As of December 31, 2019	$1,082,463	$68,972	$1,151,435

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Summary of the new accounting policy

The following is a summary of the Group’s new accounting policies after the adoption of IFRS 16:

Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group determined there aren´t impacts in the application of this standard.

4.2	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 17	Insurance Contracts

IFRS 3	Business Combinations

IAS 1	Presentation of financial statements

IAS 8	Accounting policies, changes in accounting estimates and errors

Effective for annual periods beginning on or after January 1, 2020 and 2021, with earlier application permitted.

IFRS 17 Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features.

A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)

•	A simplified approach (the premium allocation approach) mainly for short-duration contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

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

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group´s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the year ended December 31, 2019 are as follows:

	For the year ended December 31, 2019
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,284,901	$336,595	$—	$4,621,496
Inter-segment	149,595	1,856	(151,451)	—

Total operating revenue	$4,434,496	$338,451	$(151,451)	$4,621,496

Operating expenses	4,067,372	196,116	(151,768)	4,111,720
Depreciation, amortization and impairment	1,061,766	11,991	(9,700)	1,064,057

Operating (loss) profit	(694,642)	130,344	10,017	(554,281)

Interest expense	(263,049)	(36,893)	—	(299,942)
Interest income	6,741	2,300	—	9,041
Derivative instruments	(1,892)	(272)	—	(2,164)
Foreign exchange	(24,117)	(73)	—	(24,190)
Equity method	1,524	—	—	1,524
Income tax expense	(24,042)	59	—	(23,983)

Net (loss) profit for the period	$(999,477)	$95,465	$10,017	$(893,995)

Total Assets	$7,219,611	$243,249	$(188,950)	$7,273,910

Total Liabilities	$6,522,422	$880,483	$(134,162)	$7,268,743

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the year ended December 31, 2018 are as follows:

	For the year ended December 31, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,577,021	$313,809	$—	$4,890,830
Inter-segment	148,882	1,867	(150,749)	—

Total revenue	4,725,903	315,676	(150,749)	4,890,830

Operating expenses	4,226,414	193,269	(150,357)	4,269,326
Depreciation, amortization and impairment	388,960	12,976	(12,548)	389,388

Operating profit	110,529	109,431	12,156	232,116

Interest expense	(182,230)	(30,064)	—	(212,294)
Interest income	8,062	2,053	—	10,115
Derivative instruments	567	(827)	—	(260)
Foreign exchange	(9,238)	18	—	(9,220)
Equity method	899	—	—	899
Income tax expense	(20,258)	45	—	(20,213)

Net segment profit (loss) for the period	$(91,669)	$80,656	$12,156	$1,143

Total Assets	$7,098,272	$248,937	$(228,566)	$7,118,643

Total Liabilities	$5,426,718	$862,834	$(163,370)	$6,126,182

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s operational information by segment reportable for the year ended December 31, 2017 are as follows:

	For the year ended December 31, 2017
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,167,658	$274,026	$—	$4,441,684
Inter-segment	112,037	4,366	(116,403)	—

Total revenue	4,279,695	278,392	(116,403)	4,441,684

Operating expenses	3,797,456	156,627	(119,456)	3,834,627
Depreciation and amortization	313,314	12,876	(12,777)	313,413

Operating profit	168,925	108,889	15,830	293,644

Interest expense	(174,657)	(8,675)	—	(183,332)
Interest income	11,998	1,550	—	13,548
Derivative instruments	(2,536)	—	—	(2,536)
Foreign exchange	(20,161)	(2)	—	(20,163)
Equity method	980	—	—	980
Income tax expense	(19,457)	(652)	—	(20,109)

Net segment profit (loss) for the period	$(34,908)	$101,110	$15,830	$82,032

Total Assets	$6,796,848	$248,919	$(184,371)	$6,861,396

Total Liabilities	$5,082,763	$545,951	$(107,018)	$5,521,696

(1)	Loyalty revenue for redeemed miles is found in the entry of passengers; and other loyalty income is recorded in other income.
(2)

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized in the Avianca Holdings Subsidiaries.

For the year 2019 and 2018, the financial information is prepared under IFRS 15 “Revenue from contracts with customers” and for 2017 it is prepared under IFRIC 13 “Loyalty program with customers”.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group’s revenues by geographic area for the years ended December 31, 2019, 2018 and 2017 are as follows:

	For the years ended December 31,
	2019	2018	2017
United States of America	$681,728	$462,091	$565,910
Central America and the Caribbean	289,543	248,896	539,682
Colombia	2,378,772	2,580,979	1,961,600
South America (excluding Colombia)	754,574	732,586	933,569
Other	516,879	866,278	440,923

Total operating revenue	$4,621,496	$4,890,830	$4,441,684

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the geographic areas presented there are no individually significant countries.

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

Our primary sources of funds are cash provided by operations and cash provided by financing activities. Our primary uses of cash are for working capital, capital expenditures, operating leases and general corporate purposes. Historically, we have been able to fund our short-term capital needs with cash generated from our operations. Our long-term capital needs relate to aircraft purchases.

In line with Avianca Holdings S.A.’s initiatives directed towards enhancing profitability, achieving a leaner capital structure as well as reducing the current levels of debt; On January 6, 2020 the Group negotiated with Airbus the cancellation of 20 A320 Family aircraft and a significant reduction of its

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

scheduled aircraft deliveries in 2020, 2021, 2022, 2023 and 2024. In addition to this, it structured that all the A321neo of the order would become A320neo to handle a single type of fleet in the Purchase Agreement with Airbus S.A.S. with deliveries scheduled between 2025 and 2029.

Furthermore, we also finance the acquisition of aircraft through sale-leaseback financings in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years.

As of December 31, 2019, and 2018, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $258,206, and $423,880, respectively. As of December 31, 2019, and 2018, there were $20,925 and $109,059, unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

As a result of the spread of COVID-19 and related government travel restrictions (see Note 38(b)). in March 2020, we began to take multiple measures to reduce our expenses and the scale of our operations. Nonetheless, our business remains capital intensive. In addition to the cash requirements necessary to fund our ongoing operations, we have incurred significant professional fees and other costs in connection with the effects of the COVID-19 pandemic on our business. Our liquidity, as well as our ability to meet our ongoing operational obligations, depend on, among other things, our ability to (i) maintain adequate cash on hand and (ii) generate cash flow from operations, which in turn depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19.

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2019

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$118,137	$123,734	$123,734	$—	$—	$—	$—
Long–term Debt	3,008,412	3,640,008	554,021	540,615	853,756	612,874	1,078,742
Bonds	531,244	698,436	105,022	43,598	43,598	506,218	—
Use rights – IFRS 16	1,198,530	1,321,871	264,510	246,759	234,094	206,367	370,141
Debt – assets held for sale	490,458	490,458	490,458	—	—	—	—

Total debt	5,346,781	6,274,507	1,537,745	830,972	1,131,448	1,325,459	1,448,883
Accounts payable	542,546	542,546	530,615	11,931	—	—	—
Accrued Expenses	87,610	87,610	87,610	—	—	—	—

Contractual maturities	$5,976,937	$6,904,663	$2,155,970	$842,903	$1,131,448	$1,325,459	$1,448,883

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2018

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$119,866	$121,194	$121,194	$—	$—	$—	$—
Long–term Debt	3,300,422	3,992,304	627,272	595,696	645,103	690,558	1,433,675
Bonds	587,292	649,020	75,988	573,032	—	—	—

Total debt	4,007,580	4,762,518	824,454	1,168,728	645,103	690,558	1,433,675
Accounts payable	671,399	671,399	664,272	7.127	—	—	—
Accrued Expenses	108,712	108,712	108,712	—	—	—	—

Contractual maturities	$4,787,691	$5,542,629	$1,597,438	$1,175,855	$645,103	$690,558	$1,433,675

(b)	Fuel price risk

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

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the years ended December 31, 2019, 2018 and 2017 by $12,041, $12,163 and $9,235. This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2018.

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

The loss in foreign currency is derived primarily from the depreciation of the Colombian Peso against the US Dollar. For the years ended December 31, 2019, 2018 and 2017, the Group recognized a net loss from currency exchanges of $(24,190), $(9,220) and $(20,163), respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group based on its risk management policy was as follows:

	December 31, 2019
	USD	Colombian Pesos	Euros	Mexican Pesos	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$209,139	$87,382	$15,111	$4,789	$11,045	$—	$15,007	$342,473
Trade and other receivables, net of expected credit losses	137,692	1,474	81,982	8,591	6,637	17,764	5,499	259,639
Secured debt and bonds	(4,554,328)	(16,285)	(120,055)	—	—	—	—	(4,690,668)
Unsecured debt	(160,801)	(4,854)	—	—	—	—	—	(165,655)
Debt – Assets held for sale	(449,340)	—	(41,118)	—	—	—	—	(490,458)
Accrued expenses	(63,385)	(19,560)	(2,726)	(408)	—	(1,531)	—	(87,610)
Accounts payable	(363,129)	(51,313)	(38,716)	(19,258)	—	(17,437)	(52,693)	(542,546)

Net financial position exposure	$(5,244,152)	$(3,156)	$(105,522)	$(6,286)	$17,682	$(1,204)	$(32,187)	$(5,374,825)

Sensitivity analysis
Change forecast in exchange rate		(6.4)%	(0.045)%	(4.4)%	9.1%	2.6%
Effect on profit of the year		$201	$(48)	$279	$1,617	$(32)

	December 31, 2018
	USD	Colombian Pesos	Euros	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$172,966	$33,822	$7,501	$16,430	$20,769	$26,463	$277,951
Accounts receivable, net of expected credit losses	186,841	56,862	6,863	6,843	33,632	38,909	329,950
Secured debt and bonds	(3,115,356)	(29,316)	(170,670)	—	—	(14,041)	(3,329,383)
Unsecured debt	(675,699)	(2,498)	—	—	—	—	(678,197)
Accrued expenses	(78,936)	(20,363)	(7,577)	(231)	(717)	(888)	(108,712)
Accounts payable	(437,487)	(97,830)	(22,293)	(5,471)	(16,203)	(92,115)	(671,399)

Net financial position exposure	$(3,947,671)	$(59,323)	$(186,176)	$17,571	$37,481	$(41,672)	$(4,179,790)

Sensitivity analysis
Change forecast in exchange rate		(4.03)%	(5.64%)	2.36%	(4.39)%
Effect on profit of the year		$2,391	$10,500	415	1,645

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

The Group incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. These lease payments long-term lease payments at interest floating rates expose the Group to the cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Group assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate risk attributable to both the Group’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Group’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2019	December 31, 2018

Fixed rate instruments
Financial assets	$272,013	$68,706
Financial liabilities	(4,421,351)	(3,162,548)
Interest rate swaps	471	5,063

Total	$(4,148,867)	$(3,088,779)

Floating rate instruments
Financial assets	$5,685	$14,798
Financial liabilities	(925,430)	(845,031)

Total	$(919,745)	$(830,233)

At December 31, 2019, the interest rates vary from 0.44% to 17.04% (December 31, 2018: 0.44% to 12.55%) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

As of December 31, 2019, 2018 and 2017 an average increase of 1% in interest rates on short-term and long–term debt would be expected to decrease the Group’s income by $10,466, $10,284 and $8,825 respectively.

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

Cargo–related receivables present a higher credit risk than passenger, sales given the nature of processing payment for these sales. The Group is continuing its implementation of measures to reduce this credit risk for example, by reducing the payment terms and affiliating cargo agencies to the IATA, Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

•

Cash, cash equivalents and deposits with banks and financial institutions: In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institution (both local and international). The Group evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Group level of liquidity. According to these three parameters, the Group chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

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

Following is a summary of the debt–to/capital ratio of the Group:

	Notes	December 31, 2019	December 31, 2018
Debt	16	$5,346,781	$4,007,580
Less: cash and cash equivalents and restricted cash	7	(342,473)	(277,951)

Total net debt		5,004,308	3,729,629
Total equity		5,167	992,461

Total Capital		$5,009,475	$4,722,090

Net debt–to–capital ratio		100%	79%

Considering the difficulties presented in 2019, the “Avianca 2021” program was implemented, where one of the fundamental pillars is related to debt re-profiling (See detail note 2f – going concern).

Fair value financial assets and liabilities

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2019 are as follows:

		December 31, 2019
	Notes	Carrying amount	Fair value
Financial assets
Investments	12	$55,440	$55,440
Derivative instruments	27	536	536
Plan assets	20	204,527	204,527

		$260,503	$260,503

Financial liabilities
Short term borrowings and long–term debt	16	$5,346,781	$5,454,688
Derivative instruments	27,28	1,289	1,289

		$5,348,070	$5,455,977

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2018 are as follows:

		December 31, 2018
	Notes	Carrying amount	Fair value
Financial assets
Investments	12	$67,306	$67,306
Derivative instruments	27	7,456	7,456
Plan assets	20	178,594	178,594

		$253,356	$253,356

Financial liabilities
Short term borrowings and long–term debt	16	$4,007,580	$4,022,707
Derivative instruments	28	(17)	(17)

		$4,007,563	$4,022,690

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

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2019, and 2018 are as follows:

	December 31, 2019	December 31, 2018
Cash on hand and bank deposits	$339,010	$264,565
Demand and term deposits (1)	3,462	8,543

Cash and cash equivalents	342,472	273,108
Restricted cash	1	4,843

Cash, cash equivalents and restricted cash	$342,473	$277,951

(1)

As of December 31, 2019, and 2018, within the cash equivalents, there are demand and term deposits that amounted to $3,462 and $ 8,543, respectively. The use of term deposits depends on the cash requirements of the Group. As of December 31, 2019, term deposits accrue annual interest rates between 3.61% and 5.21% in

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Colombian pesos and between 1.94% and 6.02% in dollars. As of December 31, 2018, term deposits accrue annual interest rates between 2.61% and 4.85% in Colombian pesos and between 2.05% and 4.59% in dollars.

(8)	Trade and other receivables

Trade and other receivables as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Trade	$222,694	$258,186
Employee advances	3,267	4,848
Other (1)	72,331	73,056

	$298,292	$336,090
Less provision for expected credit losses	(42,001)	(12,430)

Total	$256,291	$323,660

Net current	$233,722	$288,157
Net non-current	22,569	35,503

Total	$256,291	$323,660

Trade receivables are non-interest bearing.

(1)

As of December 31, 2019, corresponds mainly to accounts receivable to Chelsea Securities S.A. for $34,980. As of December 31, 2018, corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 100 engines. As of December 31, 2019, the carrying amount is $11,409.

Changes during the year in the provision for expected credit losses for as follows:

	December 31, 2019	December 31, 2018
Balance at beginning of year	$12,430	$13,180
Adjustment implementation IFRS 9	—	(216)
Provision bad debt expense (1)	50,703	4,526
Reversal against the allowance	(21,132)	(5,060)

Total	$42,001	$12,430

(1)

As December 31, 2019, includes impairment of the account receivable assigned by Grupo Aeromar SA of CV to Chelsea Securities, S.A., this account receivable is unsecured, originated in a potential investment of the Group in the Mexican market, a decision to the invest wasn’t approved ($34,980).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of trade receivables at the end of the reporting period is as follows:

	December 31, 2019	December 31, 2018
Neither past due nor impaired	$129,732	$169,589
Past due 1–30 days	24,259	33,721
Past due 31–90 days	16,896	17,506
Past due 91 days	51,807	37,370

Total trade	$222,694	$258,186
Less provision for expected credit losses	(7,021)	(12,430)

Trade receivables, net of expected credit losses	$215,673	$245,756

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of transactions and balances of related parties for the periods ended December 31, 2019 and 2018:

Company	Country	December 31, 2019				December 31, 2018
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S,A,	Brasil	$—	$—	$—	$—	$—	$—	$585	$—
OceanAir Linhas Aéreas, S,A,	Brasil	2,906	2,178	6,988	26,712	6,199	1,078	23,062	58,479
Aeromantenimiento, S,A,	El Salvador	—	—	—	—	10	—	—	—
Transportadora del Meta S,A,S,	Colombia	—	448	6	4,390	13	569	19	4,781
Empresariales S,A,S,	Colombia	—	475	—	2,755	—	364	5	3,511
Global Operadora Hotelera S,A,S	Colombia	4	368	6	2,532	9	532	7	5,954
Corp Hotelera Internac,, S,A,	El Salvador	—	131	—	731	—	203	—	745
Servicios Aéreos Nacionales S,A,	Costa Rica	180	104	213	—	—	—	—	—
Turbo Leasing Corp,	Bahamas	196	—	196	—	—	—	—	—
Other		62	9	3	58	59	81	6	2

Subtotal		$3,348	$3,713	$7,412	$37,178	$6,290	$2,827	$23,684	$73,472

		Receivables	Payables			Receivables	Payables
Short–term		$3,348	$3,713			$6,290	$2,827

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group in December 31, 2019 recognized an estimate for impairment for accounts in relation with OceanAir Linhas Aereas, S.A account receivable for $7,513, that corresponds mainly to aircraft rentals and interline charges during 2019.

As of December 31, 2019, the Group received convertible equity financing from Kingsland International Group and United Airlines in the amount of $324,000. (See note 16).

The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

On December 10, 2018, Oceanair Linhas Aéreas SA, a Brazilian airline that licenses the “Avianca” brand, together with AVB Holding SA, its parent entity, filed a petition for judicial restructuring before the First Bankruptcy Court of the Central District Court of the District of State of Sao Paulo, Brazil. The judicial recovery plan was approved at a general meeting of creditors on April 5, 2019. • On April 12, 2019, judicial recovery was granted, and the judge ratified the judicial recovery plan.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization (recuperação judicial)

Swissport and Petrobras two creditors in the judicial restructuring process, filed an interlocutory appeal against the decision that ratified the judicial recovery plan and requested a court order to suspend the auction of isolated productive units (UPI); • The São Paulo State Court granted the mandate of Swissport and suspended the UPI auction until a final resolution on the appeal is pending.

Oceanair and AVB appealed against the suspension of the auction and the São Paulo State Court granted the appeal to allow Oceanair and AVB to proceed with the auction of seven UPIs, which contain airport spaces and the “Amigo Program”; • On July 10, 2019, Oceanair and AVB sold five of their seven UPIs at auction. Gol acquired 3 UPI and Latam 2 UPI.

On July 11, 2019, ANAC said it would redistribute 41 slots at Congonhas airport as of July 29.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services

The decision of the interlocutory appeals filed by Petrobras and Swissport in relation to the approval of the judicial recovery plan was scheduled for July 29, 2019, where there was no unanimous decision and the sentence of said remedies was postponed until September. Subsequently, on September 26, 2019, the State Court of São Paulo, by majority, dismissed the interlocutory appeals, so the Oceainair and AVB bankruptcy declaration did not proceed at that time, since the list of art. 73 of the LRF is exhaustive and only allows a restrictive interpretation. Swissport and Petrobras filed new appeals that are still pending sentencing.

On the other hand, within the scope of the judicial recovery plan, the aircraft renters submitted a declaration, requesting that the resources obtained in the auction be reserved, so that DIP creditors are paid with priority.

On November 12, 2019, Oceanair submitted a statement stating that, in view of the redistribution of the slots (and the pending decision of the appeals that discuss this matter and that involve the ANAC), the payment of the auctions will be it would suspend under the plan and, therefore, the request made by the lessors would have lost the object. Therefore, as stated by Oceanair, it would be necessary to wait for the decision of the appeals involving ANAC, so that the auctions continue and only then, can the creditors be paid. On December 10, 2019, the Court of Appeals of São Paulo ruled in favor of ANAC, which decided that this entity would be able to redistribute the arrival and departure slots of Oceanair flights.

On November 12, 2019, the Judicial Administrator (trustee) submitted a petition to the Judge, opting for the bankruptcy of Oceanair and AVB, in view of the absence of commercial activities by them. On December 18, 2019, the Judge decided, among other matters, to summon Oceanair to pronounce on the recommendation of the Judicial Administrator so that the judicial recovery plan becomes a bankruptcy process. Given that the judicial branch in Brazil was in recess from December 20, 2019 until January 20, 2020, On January 27, 2020, Oceanair requested a period of 10 days to decide on the request of the Judicial Administrator. The 10-day term that Oceanair had requested to rule on the recommendation of the judicial administrator to convert the case into bankruptcy was granted.

The Avianca group had signed several contracts with Oceanair for the provision of logistics, marketing, advertising, maintenance, training, as well as an agreement with Tampa Cargo S.A.S. since November 4, 2014, reserve capacity to obtain priority rights and a minimum cargo transport capacity guaranteed on certain flights of the airline. Such contracts to date are not valid given the current situation of Oceanair and for the most part they are not being executed, therefore, Avianca sent to Oceanair a notification of termination of the contracts, so there are no more commercial relations between the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
companies. Also, Avianca had signed a license agreement with Oceanair for the use of the Avianca brand in Brazil, which ended in June 2019. Additionally, Avianca leased aircraft to Oceanair (see note 33).

Turboprop Leasing Corp Servicios Aéreos Nacionales S.A	Maintenance services to Avianca Guatemala S.A and Avianca Costa Rica S.A.

Transportadora del meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

During the year ended December 31, 2019, 2018 and 2017 the short-term employee benefits for key management personnel are $22,402, $26,499 and $22,074. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

Following the detail for short-term compensation:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Salaries	$12,467	$13,791	$13,571
Bonuses	6,658	8,775	5,054
Social benefits	2,149	3,027	2,604
Loans	—	—	55
Compensation	222	73	31
Others	906	833	759

Total	$22,402	$26,499	$22,074

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Expendable spare parts	$79,427	$83,151
Supplies	8,907	7,244

Total	$88,334	$90,395

For the years ended December 31, 2019, 2018 and 2017 expendable spare parts and supplies in the amount of $63,229, $84,662 and $60,027, respectively, were recognized as maintenance expense.

Changes during the year in the provision for expandable spare parts and suppliers obsolescence as follows:

	December 31, 2019	December 31, 2018
Balance at beginning of year	$6,505	$18,631
Expense (reversal) for obsolete inventory	2,075	(3,203)
Write-offs against the allowance	(3,250)	(8,923)

Balance at end of year	$5,330	$6,505

(11)	Prepayments

Prepayments as of December 31, 2019, and 2018 are as follows:

	December 31, 2019	December 31, 2018
Prepaid commissions (1)	$41,727	$27,991
Prepaid compensations clients	13,768	37,130
Advance payments on operating aircraft leases	70	12,470
Premiums for insurance policies	4,716	2,401
Other	8,731	19,872

Total	$69,012	$99,864

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Short term investments, deposits and other assets

Short term investments, deposits and other assets as of December 31, 2019 and 2018 are as follows:

	Notes	December 31, 2019	December 31, 2018
Short term investments (1)		$55,440	$59,847

Total		$55,440	$59,847

Deposits and other assets – short term:
Deposits with lessors (2)		$11,963	$15,535
Guarantee deposits (3)		8,657	2,283
Others (4)		18,030	9,542

Subtotal		38,650	27,360
Fair value of derivative instruments	27	525	2,566

Total		$39,175	$29,926

Deposits and other assets – long term:
Deposits with lessors (2)		$35,374	$73,569
Long term investments – restricted		—	7,459
Guarantee deposits (3)		10,032	14,715
Others (4)		8,657	14,983

Subtotal		54,063	110,726
Fair value of derivative instruments	27	11	4,778

Total		$54,074	$115,504

(1)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

(2)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

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

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.

(4)	It mainly corresponds to guarantee deposits, national tax return and deferred charges. The increase is by guarantee deposits in the renewal for agreements on aircraft leasing with JP Morgan bank.

(13)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: During the year ended December 31, 2019, the Group acquired three Airbus A320N aircraft for $33,500, $31,111 and $30,242 one Boeing 787-9 aircraft for $77,673 recognized as rights of use and one Airbus A300F aircraft, for $14,495. During the year ended December 31, 2018, the Group acquired two aircraft A-330-300, two aircraft A321-200, one aircraft B-787 and one aircraft 320 under financial leasing, in the amount of $441,175.

•

Capitalized maintenance: Additions reported for the year ended December 31, 2019 and 2018 correspond mainly to major repairs of the fuselage for $29,944 and $16,441, respectively, and major engine repairs for $189,922 and $197,674, respectively.

•

Reimbursement of predelivery payments (PDP’s): In the item of aircraft advances, as of December 31, 2019 and 2018, the Group capitalized loan costs of $11,401 at an average interest rate of 6.91% and $16,355 at an interest rate average of 7.16%, respectively.

During the year ended December 31, 2019, the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, therefore, $90,312 related to this event were disposal.

•	Others: During the year ended December 31, 2019 the following capitalizations can be highlighted:

•	Aircraft tools: $7,504

•	BFE process-assembly: $6,685

•	Security equipment: $1,838

•	Improvement property $2,056

•	On board service equipment: $682

•	Rights of use IFRS 16- premises and offices: $8,981

•	Hangar: $2,836

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Ramp machinery and equipment: $5,103

•	Furniture and office equipment $421

•	Communication and computer equipment $643

•	Transport equipment $1,005

Impairment

In the year 2019, the impairment loss of $470,661 represented:

•

Impairment of fleet Embraer E-190 and Airbus $455,794: During the year 2019, due to the organizational transformation plan called “Avianca 2021”, the Group made the decision to sell 10 Embraer 190, 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F, in the search for greater fleet standardization, generating benefits and operational efficiencies. The carrying amount ($1,300,032) was lower than the fair value less to cost to sell ($844,238), the impairment was recognized in the consolidated statements of comprehensive income. Then the Group classified these assets to assets held for sale.

•

Administrative properties: Impairment of administrative property located in Venezuela $14,867 taking into consideration the significantly high levels of inflation that exist in Venezuela and the volatility of foreign currency exchange rates resulting from continued political instability, we record the impairment charges of value of our five offices in Venezuela. As a result of these impairment charges, the remaining book value of these administrative properties is zero. In the year 2019 the process of intention to sell these offices was reactivated.

In the year 2018, the impairment loss of $38,881 represented:

•

Impairment of fleet Embraer E-190 $38,881: The impairment of the residual value was the result of the decision to begin withdrawing our Embraer-190 fleet from 2019, in the search for greater standardization of the fleet, generating benefits and operational efficiencies. This was recognized in the consolidated statement of comprehensive income. The amount of the impairment value as of December 31, 2018 was based on the fact that this type of fleet has had a very significant decrease in the market value in the current year.

Sale and Leaseback transactions

See changes with application under IFRS 16-Lease Agreements (see note 4)

During the year ending December 31, 2019, the group have not executed lease back transactions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the year ended December 31, 2018, the Group obtained an excess of sale proceeds over the carrying amount for $70,070 related to subsequent sale and lease transactions:

•

Transaction results in a financial lease: $53,990 was recognized as financial leasing and it has been deferred and will be amortized over the term of financing, $5,399 and $4,747 were recognized in the consolidated statement of comprehensive income, as amortization in December 2019 and 2018, respectively.

Administrative property

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to assist management determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2019 and 2018.

In order to establish the fair value of real estate as of December 31, 2019, the revaluation of land of $(1,376) and buildings of $4,137 originated from the figures determined in the technical studies (valuation) was recognized as a result a final balance of Land is recorded for $ 53,160 and $83,186 for buildings.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2019	December 31, 2018
Cost	$102,351	$102,351
Accumulated depreciation	(11,230)	(10,371)

Net carrying amount	$91,121	$91,980

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2019, and 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16 (see note 4)	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	303,476	219,866	16,196	21,324	—	38,198	599,060
Disposals	(48,381)	(114,323)	(43,207)	(95,848)	—	(46,583)	(348,342)
Transfers	18,237	(8,554)	(5,228)	(4,149)	—	(306)	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,739)	(39,631)
Transfers to assets held for sale	(1,563,366)	(288,775)	(20,086)	—	—	(2,398)	(1,874,625)
Revaluation	—	—	—	—	2,761	—	2,761

December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	341,699	157,572	20,047	—	2,178	26,780	548,276
Impairment	455,794	—	—	—	14,867	—	470,661
Disposals	(39,166)	(111,793)	(12,960)	—	(347)	(28,396)	(192,662)
Transfers	7,682	(6,985)	(637)	—	—	(60)	—
Sale of subsidiaries	(11,560)	(3,597)	(34)	—	—	(1,741)	(16,932)
Transfers to assets held for sale	(837,420)	(174,200)	(16,377)	—	—	(2,390)	(1,030,387)

December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2018 and 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	516,614	238,597	30,098	111,711	1,615	71,437	970,072
Disposals	(81,381)	(3,632)	(22,843)	(11,014)	(3,546)	(48,165)	(170,581)
Transfers	42	420	(481)	—	—	19	—
Transfers to assets held for sale	—	—	—	—	—	(41,402)	(41,402)
Sale of subsidiaries	—	—	—	—	—	(12,762)	(12,762)
Revaluation	—	—	—	—	(20,448)	—	(20,448)

December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	192,581	95,460	10,742	—	2,310	23,245	324,338
Disposals	(28,188)	(1,264)	(20,918)	—	(2,075)	(1,065)	(53,510)
Impairment	38,881	—	—	—	—	—	38,881
Transfers	143	—	(146)	—	—	3	—
Transfers to assets held for sale	—	—	—	—	—	(9,573)	(9,573)
Sale of subsidiaries	—	—	—	—	—	(7,558)	(7,558)

December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

December 31, 2018	$4,215,969	$426,028	$$168,603	$260,000	$125,049	$117,668	$5,313,317

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Intangible assets and good will, net

Intangible assets and good will, net of amortization as of December 31, 2019 and 2018 are follows:

	December 31, 2019	December 31, 2018
Routes	$31,911	$34,299
Trademarks	3,938	3,959
Software and webpages	158,690	84,470
Other intangible rights	2,935	83,042

Subtotal	197,474	205,770
Goodwill	308,033	308,033

Total Intangible Assets	$505,507	$513,803

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2019 and 2018:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2018	$311,180	$52,481	$3,959	$171,400	$101,447	$640,467

Additions (1)	—	—	—	34,751	2,099	36,850
Transfers	—	—	—	76,025	(76,025)	—
Disposals	—	—	(21)	—	—	(21)
Sale of subsidiaries	—	—	—	(50)	—	(50)

December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Accumulated Amortization and Impairment Losses:
December 31, 2018	$3,147	$18,182	$—	$86,930	$18,405	$126,664

Amortization for the year	—	2,388	—	36,551	6,181	45,120
Sale of subsidiaries	—	—	—	(45)	—	(45)

December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Carrying Amounts:
December 31, 2018	$308,033	$34,299	$3,959	$84,470	$83,042	$513,803

December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

(1)	The main acquisitions of other intangibles correspond to SAP project for $21,825, digital transformation project for $2,387, CRM project $2,179, Core System project $1,108.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2018 and 2017:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others (1)	Total
Cost:
December 31, 2017	$314,420	$52,481	$3,938	$147,512	$8,721	$527,072

Other Acquisitions – Internally developed	—	—	21	23,888	92,726	116,635
Acquisitions / Adjustment through Business Combinations	(3,240)	—	—	—	—	(3,240)

December 31, 2018	$311,180	$52,481	$3,959	$171,400	$101,447	$640,467

Accumulated Amortization and Impairment Losses:
December 31, 2017	$3,147	$15,978	$—	$76,585	$4,783	$100,493

Amortization for the year	—	2,204	—	10,345	13,622	26,171

December 31, 2018	$3,147	$18,182	$—	$86,930	$18,405	$126,664

Carrying Amounts:
December 31, 2017	$311,273	$36,503	$3,938	$70,927	$3,938	$426,579

December 31, 2018	$308,033	$34,299	$3,959	$84,470	$83,042	$513,803

(1)	The main acquisitions of other intangibles correspond to digital transformation project for $28,567, the SAP project for $17,566, J2C project for $13,056, SOC Project for $8,848 and CRM project 5,936.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14.1) Goodwill and intangible assets with indefinite useful life

For the purposes of impairment testing of goodwill acquired through combinations of business and other intangibles with indefinite useful life, acquired before 2019, have been assigned to the air transport segment, since the Group considers that according to the operational and financial synergies between the different companies of the Group, this is the most appropriate and least arbitrary to measure the recoverable amount. In line with operative model of the Group.

The carrying value of the goodwill allocated to the air transport segment is as follows:

	December 31, 2019	December 31, 2018 (1)
Goodwill	$308,033	$308,033
Routes	23,463	23,463
Trademarks	3,938	3,938

(1)

Until December 31, 2018, the Group assigned goodwill and intangible assets with an indefinite life to the following Cash Generating Units (CGU): Avianca Ecuador. S.A., Grupo Taca Holdings Limited. and Tampa Cargo S.A.S. The interrelation between the companies of the air division and given that the Company manages the division as a single business unit, for the purposes of valuation for the year 2019 it has been decided to consider these companies and the rest of the air operators, as a single CGU.

The group performed its annual impairment test in the fourth quarter of 2019 consistently with previous years. As of December 31, 2019, and 2018, the Group did not identify potential impairment of goodwill or intangible assets.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model. Cash flow projections are based on the Business plan approved by the Board covering a five-year period. Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates. Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Under the Board of directors approved business plan in the fourth quarter of the year. The business plan cash flows used in the value-in-use calculations reflect all restructuring of the business that has been approved by the Board and which can be executed by Management under existing agreements.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The main hypotheses used in the calculations of the value in use are as follows:

	December 31, 2019	December 31, 2018 (1)
Carrying amount of goodwill, routes and trademarks with indefinite life	$335,435	$335,435
Impairment losses	—	—
Revenue growth p.a. over planning period	2.3% to 5%	-0.6% to 9.6%
Operating income over planning period	5.2% to 8.8%	-3.0% to 17.7%
Capital expenditures over planning period	(0.2%) to 12.69%	2% to 17%
Duration of planning period	5 years	5 years
Revenue growth p.a. after planning period	4.3%	4.2%
Operating Income after planning period	10.00%	8.13%
Capital expenditures after planning period	6.43%	8%
Business Enterprise Value	9,269,446	3,176,243
Discount rate	8.72%	11.7%

(1)

Until December 31, 2018, the Group assigned goodwill and intangible assets with an indefinite life to the following Cash Generating Units (CGU): Avianca Ecuador. S.A., Grupo Taca Holdings Limited. and Tampa Cargo S.A.S. The interrelation between the companies of the air division and given that the Company manages the division as a single business unit, for the purposes of valuation for the year 2019 it has been decided to consider these companies and the rest of the air operators, as a single CGU. The resulting differences between the 2018 and 2019 periods are derived from this change.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Assets held for sale

Assets held for sale as of December 31, 2019 and 2018 consisted of the following assets:

	December 31, 2019	December 31, 2018
Flight Simulators (1)	$—	$31,580
Airbus aircraft (2, 3)	128,640
Airbus aircraft – Sale and subsequent lease (2,3,4)	489,149	—
E-190 aircraft (2, 3)	63,264	—

Total assets held for sale	$681,053	$31,580

Liabilities associated with the assets held for sale	490,458	—

Total Debt assets held for sale	$490,458	$—

(1)

The Group signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. As of December 31, 2019, the flight simulators were sold, and this operation generated a gain on sale of $5,970.

(2)

In August 2019, the Group began the process of selling 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330, 1 Airbus A330F and 10 Embraer E-190, in accordance with the business transformation plan where greater efficiency of the operated fleet is sought. This sales process would be subject to customary closing conditions. This plan seeks to reduce the families of older aircraft, to increase our efficiency. As of December 31, 2019, the 10 Airbus A318 were sold for $106,350 and 4 Airbus A320 were sold for $53,141. These sales generated a loss on sale of $(3,694).

(3)

An impairment loss of $455,794 has been recognized under the heading “Depreciation, amortization and impairment”, related to the difference between the carrying amount of the aircraft indicated in the preceding paragraph and the fair value less selling costs.

(4)	The Group in the month of December 2019 signed a subsequent sale and lease agreement in relation to 15 aircraft (Airbus A320 and A321), whose deliveries begin in January and ends in March 2020.
(5)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2019 and 2018 are summarized as follows:

	December 31, 2019	December 31, 2018
Current:
Short–term borrowings and current portion of long–term debt	$569,292	$589,366
Current portion-bonds	65,632	37,376
Short-term aircraft rentals - right of use (1)	229,260	—
Short-term other rentals - right of use (1)	7,860	—

	$872,044	$626,742

Noncurrent:
Long–term debt	$2,557,257	$2,830,922
Noncurrent portion-bonds	465,612	549,916
Long-term aircraft rentals – right of use (1)	899,265	—
Long-term other rentals – right of use (1)	62,145	—

	$3,984,279	$3,380,838

(1)	As of January 1, 2019, as a result of the adoption of IFRS 16, the Group recognize leases liabilities in connection with the right of use of assets recognized (see note 4).

Non-compliance debt

As such, on June 25, 2019 we unilaterally suspended debt amortization payments. There were pending payments for $2,255 million at third quarter of 2019. In addition, operating lease payments for $59.3 million were suspended.

At December 31, 2019, the Group renegotiated the conditions of most of the loans, with the following terms for most of the contracts:

•	Deferred payments for a total amount of $224.3 million.

•	Deadlines were extended until 36 months for deferred payments.

•

In addition to the negotiations for the payment of the deferred amounts mentioned above, and considering the new situation of the company, it was possible to renegotiate mainly the clauses of financial and non-financial Covenants and clauses of Change in Control

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2019, we have overdue payments of $1.7 million which represents a total amount of debt of $34.4 million, which in the financial statements is presented as short term. This debt was renegotiated on January 30, 2020, with the following conditions:

•	Payments were deferred for a total amount of EUR$3.1 million (approximately $ 3.4 million)

•	Deadlines were extended until 36 months for deferred payments.

•

In addition to the negotiations for the payment of the deferred amounts mentioned above, and considering the new situation of the company, it was possible to renegotiate mainly the clauses of financial and non-financial Covenants and clauses of Change in Control.

Terms and conditions of the Group’s outstanding obligations for periods ended December 31, 2019 and 2018, are as follows:

		December 31, 2019
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2020	6.43%	$128,671	$118,137
Long–term debt	2029	4.68%	4,185,526	3,008,412
Bonds– Luxembourg	2023	9.93%	550,000	531,244
Aircraft rentals	2031	4.92%	1,347,219	1,128,525
Other rentals	2037	7.37%	87,405	70,005

Total			$6,298,821	$4,856,323

		December 31, 2018
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Below we present the detail of the debt balance by type of loan:

	December 31, 2019	December 31, 2018
Aircraft	$1,831,470	$2,396,748
Corporate	1,295,079	1,023,540
Bonds	531,244	587,292
Right of use IFRS 16	1,198,530	—

	$4,856,323	$4,007,580

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts denominated in Euros.

The main additions for the year ended December 31, 2019 and 2018 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•

During 2019, the Group obtained $165,838 under loans in order to refinance three A319, nine A320, two A321 and two A330 aircraft. In addition, there were registered use rights debt for $313,001 for three Airbus A320N, Boeing 787-9 and refinancing of the fleet that is recognized as rights of use.

•	During 2018, the Group obtained $427,751 in loans to finance the purchase of one A320 aircraft, two A321, two A330, and one B787.

•	Loans for general purposes of:

•

During 2019, the Group also obtained $459,717 for general working purposes. Mainly, it corresponds to a $324,000 loan with Kingsland and United Airlines and private investors through their administrative agent UMB Bank N.A. at a rate 3% for a term of 4 years. Also, there are loans acquired by LifeMiles, $100,000 at a rate Libor + 5.5 for a term of 3 years.

•

During 2018, the Group also obtained $303,640 for general purposes working capital. Mainly these loans are acquired by LifeMiles, $ 95,000 at a rate Libor + 5.5 for a term of 4 years, with the purpose of paying dividends.

Secured loan agreement with United Airlines Inc. and Kingsland International Group S.A.

On November 18, 2019, Avianca Holdings S.A. signed a $250,000 convertible secured loan agreement with United Airlines, Inc. (“United”) and Kingsland International Group, S.A. or its affiliates (collectively, “Kingsland”), as creditors, which was added for $ 74,000 for a total of $324,000.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The main terms and conditions of convertible loan are:

•	Expiration: Four years from the date of initial disbursement.

•	Interest: 3% annual PIK.

•	Guarantee: A pledge on the shares of the most relevant subsidiaries of the Company.

•

Conversion Price - $4.6217 (in dollars) for each ADS, representing a 35% surcharge to the weighted average price volume at 90 days, as of October 3, 2019, of $3.4235 (in dollars). If there is a change of control event of the Company, the conversion price will be reduced to $4.1595 (in dollars).

The conversion price can be adjusted if the price adjustment events contemplated in the agreement are given.

•

Mandatory conversion - The Company may require that the entire amount due under the Convertible Loan, together with all the corresponding PIK interest and cash caused, be converted into the Company’s capital in the event that the following conditions are met: (i) (a) Company ADSs are priced at a price of $7.00 (in dollars), or greater, at a weighted average price volume at 112 of 150 consecutive business days (if such conversion occurs after the first anniversary of the Convertible Loan disbursement) or (b) the Company ADSs are quoted at a price of $7.00 (in dollars), or greater, at a weighted price volume of 90 consecutive 120 business days (if such conversion occurs after the first anniversary of the disbursement of the Convertible Loan), (ii) the total average consolidated cash balance of the Company is equal to or exceeds $700,000 in the immediately preceding six-month period, (iii) the non-existence of defaults under the Convertible Loan documentation and (iv) the non-existence of material disputes.

•	According to the contractual conditions, this financial instrument is classified as debt.

Senior bonds

As part of the Avianca Holdings debt reprofiling program, on December 31, 2019, the automatic and mandatory exchange of $ 484,419 of the aggregate principal amount of the Guaranteed Senior Bonds issued and in circulation with a 8.375% coupon with maturity in 2020 for an amount of nominal equivalent Senior Guaranteed, with a coupon of 9.00% and maturity in 2023 (the “New Bonds”). The non-exchanged bonds (“Existing Bonds”) amount to an amount of $65,581 that have the same conditions of the initial issuance and whose maturity is in May 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2019, and 2018 the Senior Notes outstanding, and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,	December 31,
			2019	2018
Avianca Holdings S.A., Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$65,632	$559,145

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$ 65,581 aggregate capital amount of 8.375% Senior Bonds payable in 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

			Balance as of
Issuing entities	Original currency	Total placed in original currency	December 31,	December 31,
			2019	2018
Avianca Holdings S.A.	USD	484,419	$465,612	—

Issuers:	Avianca Holdings S.A.

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$484,419 aggregate capital amount of 9.00% Senior Bonds payable in 2023

Initial Issue Date:	December 31, 2019

Issue Amount:	$484,419

Interest:	The Senior Notes will bear interest at a fixed rate of 9.00% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10. Interest will accrue from May 10, 2020. The interest are accumulated from December 31, 2019

Transaction costs	The transaction costs associated with this new bond issue were $18,807, which are presented as a lower value of the initial carry amounts.

Maturity Date:	The Senior Notes will mature on May 10, 2023

Local bonds

As of December 31, 2019, and 2018, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			December 31,		December 31
			2019		2018
			Denominated currency (1)	In US Dollars	Denominated currency (1)	In US Dollars
Avianca	Series A	75,000	—	—	—	—

Avianca	Series B	158,630	—	—	—	—

Avianca	Series C	266,370	—	—	90,566	28,147

Total				$—		$28,147

(1)	Presentation of denominated currency in millions of Colombian pesos

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which was collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

On August 26, 2019, these bonds were redeemed for $23,207.

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

Future payments on long–term debt

The following future payments including interests on long–term debt for the periods ended December 31, 2019 and 2018.

The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

Aircraft and corporate debt

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2019	$554,021	$540,615	$853,756	$612,874	$1,078,742	$3,640,008

December 31, 2018	$469,500	$457,737	$529,125	$608,026	$1,236,034	$3,300,422

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Bonds

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2019	$105,022	$43,598	$43,598	$506,218	$—	$698,436

December 31, 2018	$37,376	$549,916	$—	$—	$—	$587,292

Aircraft rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2019	$256,192	$238,618	$226,537	$198,880	$323,329	$1,243,556

Other rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2019	$8,318	$8,141	$7,557	$7,487	$46,812	$78,315

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2019

	January 1, 2019	Adoption IFRS 16	New acquisitions (2)	New Leases (1)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others	Reclassification (3)	December 31, 2019
Current interest-bearing loans and borrowings (excluding items listed below)	$119,866	$—	$26,717	$—	$7,563	$(27,833)	$(7,207)	$(969)	$—	$118,137
Current portion of long-term credits (excluding items listed below)	469,500	—	144,783	—	155,444	(378,893)	(162,096)	(6,976)	229,393	451,155
Current Bonds	587,292	—	—	—	47,112	(26,820)	(53,866)	(3,667)	(484,419)	65,632
Non-current bonds	—	—	465,612	—	—	—	—	—	—	465,612
Non-current portion of long term debt	2,830,922	—	454,055	—				(7,869)	(719,851)	2,557,257
Aircraft rentals – right of use	—	1,010,200	—	313,001	49,081	(194,676)	(49,081)	—	—	1,128,525
Other rentals – right of use	—	69,533	—	9,144	2,804	(9,518)	(2,804)	846	—	70,005

Total liabilities from financing activities	$4,007,580	$1,079,733	$1,091,167	$322,145	$262,004	$(637,740)	$(275,054)	$(18,635)	$(974,877)	$4,856,323

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the consolidated statement of cash flows.
(2)

The value indicated in the cash flow is $616,555, the difference of $465,612 corresponds to the value of the bonds exchanged ($484,419) in December 2019 less transaction costs ($18,807) and $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

(3)

A reclassification of long-term short-term debt of $34,407 has been made for purposes of non-compliance in some terms and conditions of our debts, which are currently being negotiated. Likewise, $490,458 was reclassified corresponding to debt associated with assets that are available for sale. Additionally, the decrease in the debt of the initial bonds that were exchanged for $484,419 in December 2019.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2018

	January 1, 2018	New acquisitions	New Leases (1)	Financial Cost (2)	Payments	Interest Payments	Foreign exchange movement	December 31, 2018
Current interest-bearing loans and borrowings (excluding itmes listed below)	$79,263	$68,866	$—	$5,556	$(27,691)	$(4,572)	$(1,556)	$119,866
Current portion of long-term credits (excluding items listed below)	463,351	—	—	141,337	(103,630)	(56,650)	25,092	469,500
Current Bonds	29,458	—	—	57,940	—	(51,044)	1,022	37,376
Non-current obligations under financial lease agreements and purchase agreements	2,600,450	234,774	427,751	23,063	(324,748)	(96,443)	(33,925)	2,830,922
Bonds	579,591	—	—	5,416	(27,404)	—	(7,687)	549,916

Total liabilities from financing activities	$3,752,113	$303,640	$427,751	$233,312	$(483,473)	$(208,709)	$(17,054)	$4,007,580

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)

This column contains the value of the pending interest for the year ended to 2018 for $212,294 and the initial balance of interest payable related to the financial obligations of $21,018. In the year 2017 the interest caused was $183,332 and these were presented as accounts payable.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Accounts payable

Accounts payable as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018

Trade accounts payable	$302,414	$445,299
Taxes no related to rent (1)	210,330	203,915
Social Charges (2)	327	2,000
Other payables (3)	17,544	13,058

Total	$530,615	$664,272

Trade accounts payable	2,112	4,276
Social Charges (2)	2,190	2,851
Other payables (3)	7,629	—

Total	$11,931	$7,127

(1)

The variation corresponds to taxes and fees charged to passengers that will be paid to the government authority such as airport taxes, departure and entry taxes to countries, etc. In addition to VAT and VAT withholding payable.

(2)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Group in the various jurisdictions in which it operates.
(3)	The other accounts payable mainly include provisions for travel expenses, provisions for fees and accrued interest. As well as projects related to aircraft that are in the long term.

(18)	Accrued expenses

Accrued expenses as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018

Operating expenses (1)	$82,117	$105,655
Other accrued expenses (2)	5,493	3,057

Total	$87,610	$108,712

(1)	Corresponds mainly costs for landings, credit card commissions, air navigation, ground services and passenger services.
(2)	Other accrued expenses include transport, freight and haulage, public services and maintenance.

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

Provisions for return conditions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018

Current	$21,963	$2,475
Non – current	122,425	127,685

Total	$144,388	$130,160

Changes in provisions for return conditions as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018

Balances at beginning of year	$130,160	$163,192
Provisions made	65,671	43,705
Provisions reverse (1)	(49,557)	(70,797)
Provisions used	(1,886)	(5,940)

Balances at end of year	$144,388	$130,160

(1)

In 2019 provisions for return conditions, there are an increase in maintenance reserves, mainly explained by changes in the schedule of maintenance visits, incorporation of aircraft and start of provision of spare engines, update of the present value of the provision and extensions of contracts.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(20)	Employee benefits

Employee benefits as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018

Defined benefit plan	$156,732	$144,862
Other benefits short term	105,792	89,567
Other benefits long term	4,491	803

Total	$267,015	$235,232

Current	$148,678	$125,147
Non – current	118,337	110,085

Total	$267,015	$235,232

The Group has a defined benefit plan which requires contributions to be made to separately administered funds. The Group has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Group. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Group has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018

Fair value of plan assets	$(204,527)	$(178,594)
Present value of the obligation	361,259	323,456

Total employee benefit liability	$156,732	$144,862

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table summarizes the components of net benefit expense recognized in the consolidated statement of comprehensive income and the funded status and amounts recognized in the consolidated statement of financial position for the respective plans:

Net benefit expense – year ended December 31, 2019 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,152	$1,359
Interest cost on net benefit obligation	16,376	3,780
Interest income on plan assets	(12,827)	—

Net Cost	$4,701	$5,139

Net benefit expense – year ended December 31, 2018 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,094	$2,353
Interest cost on net benefit obligation	17,375	3,706
Interest income on plan assets	(11,699)	—

Net Cost	$6,770	$6,059

Changes in the present value of defined benefit obligation as of December 31, 2019 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2018	$268,486	$54,970	$323,456
Period cost	17,528	5,139	22,667
Benefits paid by employer	(27,726)	(5,190)	(32,916)
Remeasurements of defined benefit liability	42,048	7,878	49,926
Exchange differences	(48)	(1,826)	(1,874)

Benefit obligation as of December 31, 2019	300,288	60,971	361,259
Fair value of plan assets	(204,527)	—	(204,527)

Total employee benefit liability	$95,761	$60,971	$156,732

Current	$39,539	$3,346	$42,885
Non-current	56,222	57,625	113,847

Total	$95,761	$60,971	$156,732

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of plan assets at December 31, 2018	$178,594
Interest income on plan assets	12,827
Remeasurement of interest assumptions	7,385
Employer contributions	34,083
Benefits paid	(25,509)
Exchange differences	(2,853)

Fair value of plan assets at December 31, 2019	$204,527

Changes in the present value of defined benefit obligation as of December 31, 2018 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2017	$300,773	$63,270	$364,043
Period cost	18,469	6,059	24,528
Benefits paid by employer	(29,879)	(3,188)	(33,067)
Remeasurements of defined benefit liability	850	(6,172)	(5,322)
Other current	—	(342)	(342)
Exchange differences	(21,727)	(4,657)	(26,384)

Benefit obligation as of December 31, 2018	268,486	54,970	323,456
Fair value of plan assets	(178,594)	—	(178,594)

Total employee benefit liability	$89,892	$54,970	$144,862
Current	32,205	3,374	35,579
Non–current	57,687	51,596	109,283

Total	$89,892	$54,970	$144,862

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan

Fair value of assets at December 31, 2017	$189,697
Interest income on plan assets	11,699
Remeasurement of interest assumptions	(14,361)
Employer contributions	31,871
Benefits paid	(26,268)
Exchange differences	(14,044)

Fair value of plan assets at December 31, 2018	$178,594

For the year ended December 31, 2019, 2018 and 2017, the remeasurements of defined benefit plan liability, net of $(42,541), $(9,039) and $(33,385) respectively were recognized in other comprehensive income.

	December 31, 2019	December 31, 2018	December 31, 2017
Actuarial gains (losses) recognized in other comprehensive income	$(49,926)	$5,322	$(38,205)
Return on plan assets adjustment	7,385	(14,361)	4,672
Adjustments for translation	—	—	148

Losses recognized in other comprehensive income	$(42,541)	$(9,039)	$(33,385)

The Group expects to contribute $38,706 to its defined benefit plan and other benefits in 2019.

Plan assets correspond to net funds transferred to CAXDAC, which is responsible for the administration of the pilots’ pension plan. The assets held by CAXDAC are segregated into separate accounts corresponding to each contributing Group. Additionally, the plan assets included a portion relating to pension plan of ground personnel.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Group’s plans are shown below:

	December 31, 2019	December 31, 2018
Discount rate on all plans	6.25%	7.25%
Price inflation	3.00%	3.00%
Future salary increases
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.18%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2019	December 31, 2018
Equity securities	31.00%	31.00%
Debt securities	18.00%	21.00%
Domestic Corporate bonds	44.00%	32.00%
Foreign government/corporate bonds	1.00%	10.00%
Other	6.00%	6.00%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankee bonds and bonds issued by financial and private entities abroad.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the expected payments or contributions to the defined benefit plan in future years:

	December 31, 2019	December 31, 2018
Year 1	$34,655	$26,773
Year 2	21,413	24,798
Year 3	21,868	24,309
Year 4	22,537	24,781
Year 5	23,288	25,626
Next 5 years	117,918	132,969

	$241,679	$259,256

The average duration of the benefit plan obligation at December 31, 2019 and 2018 are 11.35 and 10.79, years, respectively.

Pension plans for ground personnel

In 2008, the Group entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2019, and 2018, there are 12 beneficiaries, which have not been commuted. Consequently, the Group estimates through an actuarial calculation the pension liability of these beneficiaries.

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

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(19,352)	21,358
Pension increase	16,738	(15,276)
Mortality table	6,295	(6,380)

Other employee benefits

In the year 2018, the Group implemented a new incentive plan denominated options of shares: Avianca Holdings.

Annually, the beneficiaries of the plan will receive a package of virtual shares to which they can be made creditors at the end of the period, as long as the financial and customer satisfaction goals of the business plan are met.

Once the goal board is closed, and at the end of the period, the number of virtual shares the beneficiary takes can go from 0% to 200%, depending on the performance of long-term indicators. These indicators are measured in the short term (1 year), but their payment is long term, which will be deferred in 3 payments as long as there is employment linkage at the time of payment.

The beneficiaries of the plan are those positions of Vice President and Director level, in addition all those persons who are defined as high potential and / or who hold critical positions which must be approved by the CEO.

Each year a new package of virtual shares will be settled, which according to the performance of the period will be delivered in thirds during the following three years. The value to be paid for each third will be the result of calculating the number of virtual shares to be paid, multiplied by the value of the Avianca Holdings S.A. share. in NYC for the period. The payment will be made in the base country of work of the beneficiary, the value will be subject to the deductions of taxes that correspond to each country at the time of payment.

Based on the aforementioned assumptions, the Group recorded a liability of $2,619 and $1,312 on December 31, 2019 and 2018 which is considered within the other long-term employee benefits as a non-current liability in the consolidated statement of financial position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(21)	Air traffic liability and frequent flyer deferred revenue

The air traffic liability comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. This income also includes the deferred income from the loyalty programs. The Group periodically evaluates this liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates (see note 3(e)).

The balance as of December 31, 2019 and 2018 is as follows:

	December 31, 2019	December 31, 2018

Air traffic liability	$337,363	$424,579
Miles deferred revenue	187,931	186,378

Current	$525,294	$610,957

Miles deferred revenue	$229,701	$234,260

Non–current	$229,701	$234,260

(22)	Other Liabilities

The other liabilities as of December 31, 2019 and 2018 are as follows:

	Notes	December 31, 2019	December 31, 2018

Derivative instruments	27,28	$1,289	$(129)
Deferred Revenue		55,256	71,649
Other		14	587

Total		$56,559	$72,107

Current		$5,110	$3,861
Non-current		51,449	68,246

Total		$56,559	$72,107

(1)

Corresponds mainly to deferred profits from sales and subsequent leases prior to January 1, 2019 which, prior to the implementation of IFRS 16, were deferred during the term of the financial lease contract.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(23)	Equity

Common and preferred shares

On November 5, 2013 “The Company issued 12,500,000 American Depository Shares (ADS)” and each represented eight preferred shares. The net income derived from this offer amounts to $183,553 million (net of deduction of emission costs for $3,956), the preferred shares do not have the right to vote nor can they become common shares, the holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid with preference over the holders of the common shares, provided that the dividends have been declared by our shareholders at the annual meeting, If no dividends are declared, none of our shareholders will be entitled to dividends, If the dividends are declared and our annual distributable earnings are sufficient to pay a dividend of at least COP$50 per share to all of our holders of preferred and ordinary shares, such benefits will be paid equally with respect to our preferred and ordinary shares, however, if our earnings Annual distributions are insufficient to pay a dividend of at least COP$50 per share to all our holders of preferred and ordinary shares, a minimum preferred dividend of COP$50 per share will be distributed in proportion to the holders of preferred shares, and any excess over said minimum preferred dividend will be distributed exclusively to holders of ordinary shares.

In relation to this offer, common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares representing 14,734,910 ADS. As a result, the number of common shares was reduced to 665,800,003 and the number of preferred shares increased by 75,599,997 for a total of 331,187,285 preferred shares. The Company did not receive any part of the net income from the sale of the ADS by the selling shareholders.

As of December 31, 2013, “the Company acquired 197,141 of its current preferred shares” consequently, current preferred shares decreased by $25 and the additional capital paid in preferred shares was reduced by $452.

On November 28, 2014, common shareholders (“selling shareholders”) converted 5,000,000 ordinary shares to preferred shares, as a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased by 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2019	December 31, 2018
Authorized shares	4,000,000,000	4,000,000,000
Common shares issued and paid	660,800,003	660,800,003
Preferred shares issued and paid	336,187,285	336,187,285

The nominal value per share is $0.12 Expressed in cents.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2018, to December 31, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	4,096	1,205	(42,527)	—	441	2,761	(34,024)	(178)	(34,202)

As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)

The movement of the other comprehensive income as of December 31 2017, to December 31, 2018, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2017	$6,507	$(681)	$(65,138)	$3	$125	$58,382	$(802)	$455	$(347)
Other comprehensive Income (loss) for the Period	(13,701)	(67)	(9,039)	—	(39)	(20,448)	(43,294)	(261)	(43,555)

As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)

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

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	December 31, 2019	December 31, 2018
Cash flow hedges:
Reclassification during the year to profit or loss	$(4,481)	$(17,179)
Effective valuation of cash flow hedged	8,413	3,478

	$3,932	$(13,701)

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$1,205	$(67)

	$1,205	$(67)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(24)	Non-controlling interest

The information related to each of the subsidiaries of the Group that has material NCI as of December 31, 2019 and 2018 is summarized below:

	LifeMiles Ltd.	Taca International Airlines S.A.	Avianca Costa Rica S.A.	Other individually intangible subsidiaries.	Total
Percentage non-controlling interest	30.00%	3.17%	7.58%

Current assets	$52,807	$30,762	$28,747	$7,274	$119,590
Non-current assets	20,168	14,113	5,470	5,345	45,096
Current liabilities	(94,047)	(18,421)	(34,584)	(5,492)	(152,544)
Non-current liabilities	(172,582)	(37,848)	(806)	(3,072)	(214,308)

Net assets	(193,654)	(11,394)	(1,173)	4,055	(202,166)

Net profit (loss)	26,829	(3,524)	(4,066)	478	19,717
Other comprehensive income	$(163)	$7	$(25)	$3	$(178)

	LifeMiles Ltd.	Taca International Airlines S.A.	Aerotaxis la Costeña S.A.	TurboProp Leasing Corp.	Avianca Costa Rica S.A.	Other individually intangible subsidiaries.	Total
Percentage non-controlling interest	30.00%	3.17%	31.92%	32.00%	7.58%

Current assets	$50,344	$28,269	$2,597	$4,155	$25,818	$5,719	$116,902
Non-current assets	24,337	8,932	687	7,615	5,444	2,529	49,544
Current liabilities	(98,034)	(18,861)	(1,268)	(2,658)	(27,515)	(3,481)	(151,817)
Non-current liabilities	(160,816)	(26,210)	—	(3,995)	(827)	(774)	(192,622)

Net assets	(184,169)	(7,870)	2,016	5,117	2,920	3,993	(177,993)

(Loss) gain	24,321	(3,684)	(499)	1,283	841	3,683	25,946
Other full benefits	$(94)	$(158)	$—	—	$—	$(9)	$(261)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	(Losses) / earnings per share

The calculation of basic (losses)/ earnings per share at December 31, 2019, 2018 and 2017 is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Net (losses) / earnings attributable to Avianca Holdings S,A,	$(913,712)	$(24,803)	$48,237

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	660,800
Preferred stock	336,187	336,187	336,187
(Losses) / earnings per share (1)
Common stock	$(0.92)	$(0.03)	$0.05
Preferred stock	$(0.92)	$(0.03)	$0.05

(1)	Expressed in dollars.

There are no interests in convertible preferred shares.

(26)	Operating revenue

The Group had no major customers which represented more than 10% of revenues in 2019 and 2018. The Group tracks its segmented gross revenue information by type of service provided and by region, as follows:

By type of service provided

	Year ended December 31, 2019	Percentage	Year ended December 31, 2018	Percentage	Year on Year Variation
Domestic
Passenger	$2,000,222	43%	$2,001,825	41%	(1,603)
Cargo and mail	285,802	6%	303,343	6%	(17,541)

	2,286,024	49%	2,305,168	47%	(19,144)

International
Passenger	1,904,542	41%	2,072,566	42%	(168,024)
Cargo and mail	282,576	6%	315,433	7%	(32,857)

	2,187,118	47%	2,387,999	49%	(200,881)

Other (1)	148,354	4%	197,663	4%	(49,309)

Total operating revenues	$4,621,496	100%	$4,890,830	100%	(269,334)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Year ended December 31, 2018	Percentage	Year ended December 31, 2017	Percentage	Year on Year Variation
Domestic
Passenger	$2,001,825	41%	$1,900,627	42%	101,198
Cargo and mail	303,343	6%	279,666	6%	23,677

	2,305,168	47%	2,180,293	48%	124,875

International
Passenger	2,072,566	42%	1,649,533	37%	423,033
Cargo and mail	315,433	7%	271,313	6%	44,120

	2,387,999	49%	1,920,846	43%	467,153

Other (1)	197,663	4%	340,545	9%	(142,882)

Total operating revenues	$4,890,830	100%	$4,441,684	100%	449,146

Other operating income

Other operating revenue for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Frequent flyer program	$40,794	$46,376	$178,841
Ground operations (a)	18,448	23,592	20,172
Leases	11,590	22,610	22,232
Maintenance	8,162	58,032	11,639
Interline	2,087	2,025	1,900
Other (b)	67,273	45,028	105,761

	$148,354	$197,663	$340,545

(a)	Group provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

Contract balances

The following table provides information on accounts receivable, assets and liabilities of contracts with customers:

	Notes	December 31, 2019	December 31, 2018
Net of accounts receivable	8	$215,673	$245,756
Prepaid compensation customers	11	13,768	37,130
Air traffic responsibility	21	(337,363)	(424,579)
Deferred frequent flyer income	21	$(417,632)	$(420,638)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(27)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2019 and December 31, 2018, are the following:

	Note	December 31, 2019	December 31, 2018
Cash flow hedges – assets
Fuel price	12	$525	$2,566
Interest rate	12	11	4,890

Total		$536	$7,456

Cash flow hedges - liabilities
Interest rate	22	$1,241	$—

Total		$1,241	$—

The notional value of derivatives recognized as hedging instruments for the year ended December 31, 2019 and 2018 is equivalent to 6,792,000 and 92,560,000, respectively, gallons of jet fuel for aircraft.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to December 31, 2019 and December 31, 2018:

December 31, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$525	$525	$—
Interest rate
Assets	11	—	11
Liabilities	$1,241	$—	$1,241

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$2,566	$2,566	$—
Interest rate
Assets	$4,890	$112	$4,778

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2019, 2018 and 2017, a net (loss)/gain relating to the hedging instruments of $3,932, $(13,701) and $6,385 respectively is included in other comprehensive income (see note 23).

(28)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2019 and December 31, 2018 are the following:

	Notes	December 31, 2019	December 31, 2018
Derivatives not designated as hedges – liabilities
Derivative contracts of interest rate	22	$48	$(17)

Total		$48	$(17)

Financial instruments to fair value financial instruments to fair value without effect in other comprehensive income are derivative contracts not designated as hedges instruments for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

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

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2019, and 2018, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(30)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (note 27 and 28)
Aircraft fuel hedges	$—	$525	$—	$525
Interest rate derivatives	—	11	—	11
Investments	—	55,440	—	55,440
Assets of the benefits plan	—	204,527	—	204,527
Assets held for sale (1)	—	694,336	—	694,336
Revalued administrative property (note 13)	$—	$—	$111,112	$111,112

(1)	Represents the fair value of assets held for sale excluding costs to sell.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 27 and 28)	$—	$1,289	$—	$1,289
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,454,688	$—	$5,454,688

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (note 27 and 28)
Aircraft fuel hedges	$—	$2,566	$—	$2,566
Interest rate derivatives	—	4,890	—	4,890
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (note 13)	$—	$—	$125,049	$125,049

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreign currency derivatives (note 27 and 28)	$—	$(17)	$—	$(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$4,022,707	$—	$4,022,707

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly: or

Level 3	inputs are unobservable inputs for the asset or liability.

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

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based on interest rate at the reporting date.

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

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market-based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

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

Level 3 Fair value

The fair value measurements for our administrative property have been categorized as reasonable level 3 values based on the contributions to the valuation techniques used.

The following table shows a breakdown of the total recognized gains (losses) with respect to the fair values of level 3 (administrative property):

	December 31, 2019	December 31, 2018
Profit included in OCI
Change in fair value (not realized)	$2,761	$(20,448)
Change in fair value (realized)	—	—

Total gains (loss) included in OCI	$2,761	$(20,448)

Valuation technique and significant unobservable entries

The company revaluates its administrative property related to buildings and land every 3 years by country, for 2018 the administrative property located in Colombia appraised, for 2019 the administrative property located in El Salvador was appraised.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table shows the valuation technique used to measure the fair value of the administrative property, as well as the unobservable investment used.

Country	Valuation technique	Significant unobservable entries
El Salvador Year: 2019	The criteria for valuing the assets object of this offer was the fair value defined by IFRS (international financial reporting standards), as the value that corresponds to the price that would be received for selling an asset or paid to transfer a liability in a transaction, tender, orderly and mutual among duly informed market participants and on a specific date.	Consumer price index (2019: 111.09) Rental yields (2019: 8.49%) Square meter prices (2019: $1,193) Property purchase costs (2019: 9.21%)

Colombia Year: 2018	Market comparison approach: a method of assessing property by analyzing the prices of similar properties sold in the past and then making adjustments based on differences between the properties and the relative age of the other sale.

Expected market rental growth: (2018: 1% -2%)

Employment rate (2018: weighted average of 87%)

Construction GDP (2018: weighted average of 1%.

Appreciation or depreciation of the Colombian peso against the US dollar 2018: (8.91%).

(31)	Income tax expense and other taxes

Assets and liabilities for taxes as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Current income tax – assets	$99,973	$152,601
Other current taxes
Current VAT – assets	90,955	72,857
Other taxes current	7,791	6,456

Total other current taxes	98,746	79,313

Total current tax – assets	$198,719	$231,914
Non-current income tax – assets	1	19

Total tax – assets	$198,720	$231,933

Current income tax – liabilities	$(26,421)	$(26,702)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

a)	Components of income tax expense

The major components of income tax expense for the years ended December 31, 2019, 2018 and 2017 are:

Consolidated statement of comprehensive income.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Current income tax:
Current income tax charge	$25,171	$24,208	$32,934
Changes in estimates related to prior years	1,304	2,943	2,225
Deferred tax expense:
Relating to origination and reversal of temporary differences	(2,492)	(6,938)	(15,050)

Income tax expense reported in the income statement	$23,983	$20,213	$20,109

Consolidated statement of other comprehensive income

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Coverage reservations	$—	—	$3,558
Reserves relating to actuarial gains and losses	441	(39)	(15,018)

Income tax expense charged directly to other comprehensive income	$441	$(39)	$(11,460)

(b)	Tax Rate reconciliation in accordance with the Tax Provisions and the Effective Rate:

Standards in other countries

Subsidiary companies in Ecuador must pay a capital gains tax at a 28% rate. For subsidiaries in Costa Rica, México, Salvador and Peru the rate is 30%, in Guatemala the rate is 25%.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Tax Reform Colombia

Income Tax

In 2019, the national government issued law 2010 in accordance with the objectives that the law 1943 of 2018 promoted on the subject, however, it presents the following modifications:

Income tax rate for taxable year 2020 and following:

Year	General Rate (1)	Rate Applicable to Financial Entities (2)
2020	32%	36%
2021	31%	34%
2022 and next	30%	33%

(1)	Rate applicable to national societies, permanent establishments and foreign entities.

(2)	Rate applicable to financial entities with taxable income equal to or greater than 120,000 UVT, as provided in paragraph 7 included in article 240 of the Tax Statute.

On the other hand, it reduces for the year 2020, the applicable rate for the purpose of calculating the income tax under the presumptive income system which will be 0.5% of the taxpayer’s net worth of the previous year. From the year 2021 the applicable rate will be 0%.

Dividend Tax

The rate is reduced from 15% to 10% for resident natural persons, illiquid successions. Likewise, the rate is increased from 7.5% to 10% for non-resident natural and legal persons and permanent establishments. The rate applicable to national companies is maintained at the rate of 7.5%

Equity tax

For the taxable years 2020 and 2021 equity tax is maintained, for resident natural persons and for non-resident natural and legal persons.

Tax procedure

The applicable audit benefit is extended to the 2019 taxable year for the 2020 and 2021 taxable years.

The term of firmness applicable to the declarations in which fiscal losses are compensated or generated is reduced to five years and compared to the years that it is obliged to comply with the transfer pricing regime.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The term to voluntarily correct tax returns in which the balance in favor is reduced or the value to be increased is extended to three years.

Firmness of Income Tax Statements and Complementary

As of 2017 and with the entry into force of law 1819 of 2016, the general term of firmness of tax returns is 3 years from the date of expiration or from the date of its presentation, when you are having been presented extemporaneously. The term of firmness is 6 years when there are obligations regarding transfer pricing.

With respect to those declarations in which balances are presented in favor, the term of firmness is 3 years, from the date of the submission of the return or compensation request.

Regarding those tax returns in which fiscal losses are compensated, the firmness corresponds to the same term that the taxpayer has to compensate it, that is, 12 years. This term extends from the date of compensation for another 3 years in relation to the statement in which said loss was settled.

From 2019 and with the entry into force of law 1943 of 2018, the extension of the firmness of 3 additional years for compensation of tax losses is eliminated.

Other Aspects

Dividend Tax

On the profits generated from 2017, the tax on dividends applies to foreign companies and entities.

The rate of this tax for dividends distributed to foreign companies and entities until 2018 was 5% (which is collected through the withholding mechanism at the source) in the event that dividends come from profits that were not subject to taxation at the level of society. Otherwise, that is, the profits have not been subject to taxation at the company level, the dividend will be taxed with income tax at a rate of 35%. In this scenario, the 5% dividend tax applies to the amount of the taxed distribution, once it has been reduced with the income tax at the rate of 35%.

Law 1943 of 2018 established that, as of January 1, 2019, dividends and participations paid or credited to accounts from distributions made between Colombian companies, are subject to a withholding tax at source of dividend tax at a 7.5% rate. On the other hand, if the profits charged to which dividends were distributed were not subject to taxation at the company level, said dividends are taxed with the applicable income tax in the distribution period (2019 year applicable rate 33% ). In this case, the withholding of 7.5% will apply to the value of the dividend once it has been reduced with the income tax (33% for the year 2019).

The withholding fee of 7.5% will be caused only in the first distribution of dividends between Colombian companies and may be credited against the tax on dividends once paid by the resident natural shareholder or the investor resident abroad.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

It should be noted that the 7.5% withholding does not apply to: (i) Colombian Holding Companies, including decentralized entities; and (ii) entities that are part of a duly registered business group, in accordance with commercial regulations.

Equity Tax

Law 1943 of 2018, created from 2019 the new estate tax, in charge of natural persons and illiquid inheritance with residence or without residence in the country and foreign companies and entities not declaring income in Colombia, who own goods in Colombia , other than stocks, accounts receivable, and portfolio investments. Nor will foreign companies or entities that do not declare income tax that sign financial lease agreements with entities resident in Colombia be taxable. The generating event was the possession at January 1, 2019 of a liquid assets equal to more than $5,000 million pesos.

Presumptive Income

Until the taxable year 2019, the taxpayer’s liquid income cannot be less than 3.5% of their liquid assets, on the last day of the immediately previous taxable year.

Transfer Pricing

The taxpayers of the income tax that carry out operations with economic associates or related parties from abroad, are obliged to determine, for purposes of income tax, their ordinary and extraordinary income, their costs and deductions, their assets and liabilities, considering for these operations the prices and profit margins that would have been used in operations comparable to or between economically unrelated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Year ended December 31, 2019		Year ended December 31, 2018		Year ended December 31, 2017
Net (loss) profit for the year		$(893,995)		$1,143		$82,032
Total income tax expense		23,983		20,213		20,109

(Loss) profit before income tax		$(870,012)		$21,356		$102,141

Income tax at Colombian statutory rate	33%	(287,104)	37%	7,902	40%	40,856
Productive fixed assets special deduction	0%	—	(267%)	(57,229)	(45%)	(45,868)
Permanent differences (1)	(16%)	136,798	(391%)	(83,458)	139%	141,508
Non–deductible taxes	0%	(167)	16%	3,413	3%	3,124
Effect of tax exemptions and tax rates in foreign jurisdictions	(1%)	8,974	125%	26,699	(118%)	(120,797)
Non recognized deferred tax assets	(9%)	82,362	(545%)	(116,362)	(142%)	(144,965)
Losses of tax reversion	0%	—	0%	—	185%	188,640
Exchange rate differences	(10%)	82,596	(1066)%	227,692	(49%)	(49,595)
Prior year adjustments	0%	(36)	(6%)	(1,245)	0%	—
Other	0%	—	0%	—	9%	9,498
Changes in tax rates	0%	560	60%	12,801	(2%)	(2,292)

	(3%)	$23,983	95%	$20,213	20%	$20,109

(1)

This item includes various permanent differences that are non-deductible expenses for the purposes of corporate income tax in Colombia. Consequently, they are necessary for reconciliation between nominal and effective tax rates. These other permanent differences include items such as the consolidation of special purpose entities and losses of property, plant and equipment.

c) Subsidiaries Investments

During the year ended as December 31, 2019 Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed and additionally these aren’t expected to reverse predictable future. Consequently, and in accordance with the exception permitted by paragraphs 39 and 44 of IAS 12, deferred tax liabilities with respect to temporary differences of investments in subsidiaries, were not recognized for a value of $237 million as of December 31, 2019, for the year 2018 this figure amounted to $60 million.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

d) Tax Credits

As of December 31, 2019, and 2018, the following is the detail of the tax loss carryforwards and excesses of presumptive income of the Company that have not been used and for which no deferred tax asset has been recognized:

Tax losses originated in the year:

2015	$4,347
2016	19,756
2017	104,874
2018	167,241
2019	200,824

Total:	$497,042

Excess of presumptive income originated in the year:

Year 2016	$8,424
Year 2017	1,260
Year 2018	356

Total:	$10,040

The Group has deferred tax asset corresponding to the aforementioned tax losses for $151. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

e) Deferred tax by type of temporary difference:

The differences between the carrying value of assets and liabilities and the tax bases, lead to temporary differences that generate deferred taxes, calculated and registered in the periods December 31, 2019 and 2018 applying the tax rate for the taxable year in which those temporary differences will be reversed.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Below is an analysis of the deferred tax assets and liabilities of the Group:

Consolidated statement of financial position

	December 31, 2019	December 31, 2018	Variation
Assets (liabilities)
Accounts payable	$44,939	$88,920	$(43,981)
Deposits and other assets	—	(11,481)	11,481
Aircraft maintenance	(8,727)	(3,573)	(5,154)
Pension liabilities	10,599	3,089	7,510
Provisions	24,330	19,037	5,293
Loss carry forwards	5,333	603	4,730
Non-monetary items	(36,626)	(49,343)	12,717
Intangible assets	(7,061)	(8,220)	1,159
Other	(24,092)	(32,896)	8,804

Net deferred tax assets / (liabilities)	$8,695	$6,136	$2,559

Reflected in the statement of financial position as follows:

	December 31, 2019	December 31, 2018	Variation
Deferred tax assets	$27,166	$24,573	$(2,593)
Deferred tax liabilities	(18,471)	(18,437)	34

Deferred tax assets (liabilities) net	$8,695	$6,136	$(2,559)

In accordance with paragraph 74 of IAS 12, the Group has compensated the deferred tax assets and liabilities for presentation purposes in the statement of financial position. The impact of this application, in consideration of the quantitative analysis and economic facts involved, does not significantly alter and is not relevant regarding to the statement of financial position.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of deferred tax assets net

	December 31, 2019	December 31, 2018
Opening balance as of January 1,	$6,136	$155
Tax income during the period recognized in profit or loss	2,492	6,938
Tax income during the period recognized in other comprehensive income	441	(39)
Exchange differences	(374)	(918)

Closing balance as of December 31	$8,695	$6,136

f)	Transfer pricing

The Group’s companies prepared transfer-pricing studies regarding their transactions within and between enterprises under common ownership or control during fiscal year 2018. There were no adjustments to taxable income or deductible expenses that affected the Group, due to these studies. Although the Group is currently working on the transfer pricing studies for 2019, we don’t anticipate any significant changes in contrast with fiscal year 2018.

g)	Position for uncertain tax uncertainties

For the consolidated financial statements as of December 31, 2019 and 2018, the tax positions adopted in the declarations still subject to review by the Tax Authority have been analyzed, in order to identify uncertainties associated with a difference between such positions and those of the Tax Administration. According to the evaluations carried out, no facts have been identified that lead to the registration of additional provisions for this concept.

(32)	Provisions for legal claims

As of December 31, 2019 and 2018 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Balances at the beginning of the period	$7,809	$11,720
Provisions constituted	21,208	2,034
Provisions reverse	(6,537)	(5,007)
Provisions used	(2,236)	(938)

Balances at the end of the period	$20,244	$7,809

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Among the provisions for litigation are those related to labor processes (December 31, 2019: $6,413, December 31, 2018: $3,695), consumer protection processes (December 31, 2019: $4,101, December 31, 2018: $1,133) and civil processes (December 31, 2019: $766, December 31, 2018: $795).

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2019 and December 31, 2018, these contingencies amount to a total of $206,382 and $123,216 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will be settled using the aforementioned forms of payment are estimated $28,174 as of December 31, 2019 and $56,210 as of December 31, 2018.

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

Current Situation with Oceanair Linhas Aereas S.A.

On December 10, 2018 Oceanair Linhas Aereas S.A. (See Note 10-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

The Group has formally requested the termination and redelivery of four aircraft in compliance with the terms and conditions set forth in each of the sublease agreements.

The parties agreed to finish four subleased aircraft Sublease Agreements (1 A330, 1A330F and 2 A319) in February 2019 the first two in August 2019 the third, and the four in November 2019. To date, the aircrafts are in the custody of Avianca.

As of December 31, 2019, the two Airbus A319 aircraft are classified as assets held for sale.

Internal investigations to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

In August 2019, the Group disclosed that it had discovered a business practice at the Group whereby Group employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on its current understanding have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. The Group commenced an internal investigation, supervised by the Audit Committee, and retained reputable outside counsel and a specialized forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U.S. and non-U.S. anti-corruption laws. In 2018, the Group implemented certain revisions to its policies designed to prevent such practice from occurring, including limiting the number of persons at the Group who are authorized to issue free and discounted airline tickets and upgrades, and

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

requiring additional internal approvals. On August 13, 2019, the Group voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and, subsequently, to the Colombian Financial Superintendence.

Also, in February 2020, the Office of the Attorney General of Colombia served Avianca with a search warrant of its offices with the objective of collecting information related to this investigation. As has been its practice, Avianca has cooperated and will continue to cooperate with all pertinent authorities. Avianca will provide the information being requested to the Office of the Attorney General of Colombia, while exercising its legal rights to ensure that its confidential and privileged information remains protected.

The U.S. and Colombian government inquiries described above, related inquiries and developments in other countries, and the Group’s internal investigations are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Group enters into to settle the same, may result in substantial fines, reputational harm and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Internal Investigation regarding potential impacts at the group due to corrupt business practices at Airbus

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices. Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made. As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts. We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendence of Industry and Commerce and the Colombian Office of the Attorney General. We are cooperating with all agencies. Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials. If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us.

Review of potential inadvertent violations of the U.S. Cuban Assets Control Regulations

In September 2019, the Group disclosed that it had become aware that it had become subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury. This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Group’s parent company, Synergy Aerospace Corp. (Synergy), of approximately 78% of the Group’s voting common shares (Share Transfer) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (BRW). Synergy had formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United Airlines. Having become aware

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

that as a consequence of the ownership change the Group is considered a person subject to U.S. jurisdiction under certain of OFAC’s sanctions programs, the Group engaged outside counsel to conduct a review aimed at identifying any potential violations of U.S. sanctions regulations. As a result of this review, the Group identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U.S. Cuban Assets Control Regulations (CACR) during the period following the Share Transfer. During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an inconsequential amount of the Group’s gross revenues. On September 25, 2019, the Group submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations, followed by more detailed full narrative voluntary self-disclosures submitted on October 4, 2019, and November 25, 2019. OFAC is currently reviewing these voluntary self-disclosures. In concert with these voluntary disclosures, the Group commenced the termination of all of its Cuba-related activities. As of to date of issuance of these consolidated financial statements, the Group no longer operates any flights to Cuba, nor does the Group sell any passenger or cargo tickets involving Cuba (including via its codeshare and interline partners). The Group no longer maintains a physical presence in Cuba and has issued termination notices for all of its legacy Cuba-related contracts and employees (for example, ground services, ticket sales, and other services in Cuba that supported the Company’s now-terminated Cuba passenger flights). The Group has kept OFAC apprised of these actions and remains in communication with OFAC concerning the Group’s voluntary self-disclosures and the termination of the Company’s Cuba-related activities. Based on the above, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, the Group has embarked on a comprehensive effort to improve and expand its compliance program worldwide, including enhancements to the Group’s existing sanctions screening processes, implementation of a comprehensive sanctions compliance program, and sanctions training for key Group employees.

(33)	Future aircraft leases payments

The Group has 100 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$394,379
Between one and five years	1,221,111
More than five years	717,693

$2,333,183

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group has 58 aircraft that are under operating leases, of which 1 aircraft is leased under wet lease for approximately 2 months and the others 57 aircraft have an average lease term of 62 months. Operating leases can be renewed, in accordance with the administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$266,135
Between one and five years	856,655
More than five years	317,642

$1,440,432

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of ownership of plant and equipment-flight equipment as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 4).

The Group has 9 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$9,833
Between one and five years	25,590
More than five years	4,663

$40,086

In the year 2019, the Group finished the aircraft operating lease agreements with Oceanair Linhas Aéreas S.A. As of December 31, 2019, the Group had two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$2,485

$2,485

During the year ended by December 31, 2019, Avianca Holdings S.A. extended 16 A320, 4 A321 and 2 A330 operating leases, signed 3 A320neo Operating Lease Agreements 1 A300F was destroyed (damages) and sold 10 financial A318, 2 financial A320 and 2 owned A320. Avianca Holdings S.A. also signed a B797-9 Operative Lease Agreement in 2019.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The amount of recognized payments has expenses during ended December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Leases minimum payments	$11,762	$267,708	$278,772

(34)	Acquisition of aircraft

The Group’s contractual obligations reflecting aggregate aircraft and engine purchase commitments, which include related pre-delivery payments to be made, based on discounted prices negotiated with suppliers under the contracts in effect as of the balance sheet date.

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines as of December 31, 2019, as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$364,332	$797,170	$2,570,507	$3,003,541	$6,735,550

Amounts disclosed reflect certain discounts negotiated with suppliers as of the consolidated statement of financial position date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.

In January 6, 2020, we reached agreements with Airbus to optimize our fleet plan as part of our implementation of the Avianca 2021 Plan, the Group negotiated with Airbus the cancellation of some orders and a significant reduction of its scheduled aircraft deliveries in 2020, 2021, 2022, 2023 and 2024 for delivery in 2025 through 2029, which modifies the advanced payments and aircraft acquisition as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$10,913	$74,538	$524,567	$5,090,109	$5,700,127

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(35)	Dividends

The Group decreed dividends during ended December 31, 2019, based on the retained earnings as of December 31, 2018, and dividends were decreed by the Group during ended December 31, 2018, based on retained earnings as of December 31, 2017:

	December 31, 2019	December 31, 2018
Dividends decreed
Dividend - Ordinary shared	$9,862	$23,433
Dividend - Preferred shared	5,523	12,075

Total	$15,385	$35,508

The General Shareholders Meeting of Avianca Holdings S.A. at an ordinary session on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 (Preferred shared) and COP$46 (Ordinary shared) per share, respectively. The dividends decreed were paid on May 24, 2019 by the amount of COP$16 and COP$3 per share, August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

The decree of dividends was made with a TRM of COP $3,082.45. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

The General Shareholders Meeting of Avianca Holdings S.A. at an ordinary session on March 16, 2018, agreed the project for the distribution of profits for the year 2017 as dividend to the shareholders of the Group that were paid the amount of COP$98.6 per share. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

Dividends declared and paid to minority shareholding

During the year ended December 31, 2019 and, 2018, the subsidiaries with minority interest, declared and paid dividends as follows:

	December 31, 2019			December 31, 2018
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1) (2)	$36,000	$84,000	$120,000	$61,500	$143,500	$205,000
Turbo Prop Leasing Corp (2)	—	—	—	596	1,265	1,861

Total	$36,000	$84,000	$120,000	$62,096	$144,765	$206,861

(1)	The dividends received for AVH are eliminated in consolidation process.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)

As of December 31, 2019, there aren’t outstanding balances payable for dividends for minority interest. As of December 31, 2018, it is pending payment to the minority interest of LifeMiles (Advent) for $6,000.

(36)	Debt covenants

As of December 31, 2019, we have overdue payments of the debt associated with the ATR 72 fleet, as indicated in Note 16- Long-term debt – Non-compliance debt, which affects the debt related to the “Cross Default” E-190 fleet to the amount of $55,977. This total debt is classified as a short term in the Debt – Assets held for sale.

On February 21, 2020, the total payment of the debt associated with E190 fleet was realized, as a result of the sale of the associated aircraft. Therefore, as of the issue date of these financial statements, we have remedied this default.

(37)	Special charges

Special charges include expenses associated with the organizational transformation plan, called “Avianca 2021”, which seeks to strengthen the company’s competitiveness and accelerate the financial adjustments necessary to ensure its sustainability.

The “Avianca 2021” started in 2019 and is expected to be completed by 2021.

The fundamental pillars of the transformation plan are:

•

Operating efficiency. Since November 2018, the Group began a systematic effort to improve punctuality indicators. Changes will continue to be made in itineraries, routes, schedules and frequencies and, working with the aeronautical authority, to achieve a simpler operation and provide a better service to its customers.

•

Fleet plan adjustment: Renegotiation of the agreement with the Airbus manufacturer was achieved, which consists in the cancellation of 37 aircraft and the postponement of the incorporation of aircraft, generating a reduction of $3.3 billion in financial commitments and committed payments were postponed between 2020 and 2024 for $5.1 billion to be made from 2025 onwards.

•	Divestment of non-strategic assets: It seeks to focus the efforts of the holding company on passengers, cargo and loyalty; therefore, it has been decided to divest certain assets, among which are:

•	Sale of flight simulators to CAE (see note 15),

•	Sale of participation in Aerotaxis La Costeña and Turboprop Leasing (see note 1),

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Sales plan fleet, ten Embraer 190, ten Airbus A318, two Airbus A319, sixteen Airbus A320, four Airbus A321, 2 Airbus A330 and 1 Airbus A330F. (See note 15).

Special charges in the consolidated statement of income consisted of the following for the twelve months ended December 31, 2019:

Year ended December 31, 2019
Aircraft impairment (1)	$469,586
Loss on sale of subsidiaries (2)	40,467
Impairment of Venezuela assets (6)	14,867
Fees and others (3)	62,274
Staff Settlement agreement (4)	17,900
Gain in sale of simulators (5)	(5,970)

Total	$599,124

(1)

Corresponds to the value of the impairment loss recognized at the moment of reclassify the aircraft that have been determined as available for sale ($455,794) 10 E190, 10 A318, 2 A319, 16 A320, 4 A321, 2 A330 and 1 A330F, given that the net book value of said aircraft compared to the value expected sale less sale cost, was lower. (See note 13 and 15). This amount is included on “Depreciation, amortization and impairment” of the income statement.

Additional ($10,098) for maintenance on aircraft for delivery and loss on assets sale by ($3,694). This amount is included on “Maintenance and repairs” of the income statement.

(2)

Corresponds to the value of the loss recognized by the share sale of AVH in Aerotaxis la Costeña and Turboprop Leasing. ($5,487) (See note 1). Additionally, impairment of the account receivable assigned by Grupo Aeromar S.A. de CV to Chelsea Securities, S.A., originated in a potential investment of the AVH Group in the Mexican market, a decision that was not approved ($34,980). These amounts are included on “Fees and other expenses” of the income statement.

(3)	Includes expenses of financial and legal advice for structuring the transformation plan. This amount is included on “Fees and other expenses” of the income statement.

(4)

Includes the values related to compensation to employees that have been removed, as a result of the organizational restructuring plan “Avianca 2021”. Estimated cash outflow that is expected to be carried out in 2020 is for $12,750. This amount is included on “Salaries, wages and benefits” of the income statement.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(5)	Corresponds to the value of the gain on sale of simulators to CAE International, made in January 2019 by $5,970. This amount is included on “Cargo and other” of the income statement.

(6)

The Group recognized an impairment of the Venezuela operations of ($14,867). The impairment is caused by the deterioration of the political-economic situation and is an immaterial correction of an error, which should have been recorded in a prior year. In the year 2019, the process of intention to sell these offices was reactivated. This amount is presented as an element of “Impairment” in the income statement.

(38)	Subsequent Events

Aircraft Sale

As of December 31, 2019, the Group have 15 aircraft (11 Airbus A320 and 4 Airbus A321) as assets held for sale, which they planned to execute sale and leaseback agreements for during 2020. From January 2020 to the date of issuance of these financial statements, sale and leaseback agreements of 9 aircraft have been executed, with the following effects:

Fleet	Asset held for sale	Previous debt	Sale price	Net cash	Net gain (loss)	Asset right of use	Debt by right of use
A320	$264,921	$92,319	$263,293	$170,974	$4,180	$197,707	$191,899

Additionally, from January, 2020 to the date of issuance of this report, the Group sold 10 aircraft Embraer E190, with the followings effects:

Fleet	Asset held for sale	Previous debt	Sale price	Net cash	Net gain (loss)
E-190	$59,611	$52,840	$64,856	$12,016	$5,245
Spare parts	3,716	—	3,360	3,360	(356)

Total	$63,327	$52,840	$68,216	$15,376	$4,889

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Also, at the date of issuance of this report, the Group sold 2 A300-200 aircraft, with the following effects:

Fleet	Carrying amount	Sale price	Net gain
A-300-200	$404	$1,651	$1,247

COVID-19, Subsequent Chapter 11 Filing and Insolvency of Avianca Peru

The World Health Organization declared COVID-19 a pandemic and, in March 2020, governments around the world, including those of the United States, Colombia and most Latin American countries, declared states of emergency in their respective jurisdictions and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

Following orders by the governments of Colombia and of other countries in which we operate, we have temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations and cancelled all passenger flights to and within Peru, El Salvador and Ecuador. As a result of these measures, substantially all of our passenger flights have been cancelled and our corresponding fleet has been grounded.

In addition to reducing capacity, in order to mitigate the effects of these developments, we implemented additional cost savings and liquidity preservation measures, including temporary deferral of non-essential expenses, capital expenditures and labor contracts, as well as a suspension on hiring of new employees, an implementation of voluntary unpaid leave of absence and temporary salary reductions, which have resulted in a reduction of approximately 34% in salary wages and benefits expenses year to date, as compared to the same period in 2019.

Additionally, Avianca has cut all non-essential capital expenditures, and has temporarily deferred payments on its long-term leases and on payment of principal on certain loan obligations. Avianca is actively seeking mutually satisfactory agreements with its key suppliers, strategic lenders and other creditors to address the current scenario.

The spread of COVID-19 and the government measures taken to address it have already had a material and adverse effect on the airline industry and on us and have resulted in unprecedented revenue and demand drop as well as overall macroeconomic uncertainty. As of the date of this report, Avianca Holdings passenger revenues have decreased 51% year to date, as compared to the same period in 2019.

We cannot foresee or quantify the final extent of the impact of COVID-19 on our operational and financial performance, which will depend on developments relating to the spread of the outbreak, the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

As a result of the aforementioned adverse developments, in order to preserve and reorganize our businesses, Avianca Holdings S.A. and certain of its affiliated entities filed, on May 10, 2020, voluntary petitions for Chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Through the Chapter 11 reorganization process, Avianca intends to:

•

Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted;

•

Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential non-stop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic;

•

Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 21,000 jobs throughout Latin America, including more than 14,000 in Colombia, and working with more than 3,000 vendors; and

•

Restructure the Company’s balance sheet and obligations to enable Avianca to navigate the effects of the COVID-19 pandemic as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include our ability to:

•	to comply with the terms and conditions of the cash management order entered by the bankruptcy court in connection with our Chapter 11 proceedings,

•	to maintain adequate cash on hand,

•	to generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19,

•	confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings;

•	obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing;

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers and employees; and

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

•	the high costs of bankruptcy proceedings and related fees;

•

the ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or to appoint a Chapter 11 trustee or (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

Further, on May 18, 2020, we announced to the market that, following a general shareholders’ meeting of Avianca Peru, the board of directors of Avianca Peru agreed to terminate its operations and begin a voluntary dissolution and liquidation process under local Peruvian law in order to preserve and protect our businesses in the face of the COVID-19 crisis. In the future, we expect to continue to serve routes to and from Peru through our airlines in Colombia, El Salvador and Ecuador, once government flight restrictions permit us to do so.

Because of the many risks and uncertainties associated with a voluntary filing for relief under Chapter 11 and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 proceedings may have on us and there is no certainty as to our ability to continue as a going concern.

Notwithstanding the above, as a result of the chapter 11 process, we can anticipate the potential qualitative effects on the following line items of our financial statements:

•

Property and equipment: Avianca filed a motion to reject the leases for 14 aircraft. However, after subsequent negotiations with certain of its lessors, on May 19, 2020, Avianca and its filing subsidiaries revised the list of rejected leases and reduced it to 12

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

aircraft. The rejection motion is still subject to approval by the Court and is scheduled to be discussed at a hearing currently scheduled for June 11, 2020. Avianca continues its discussions with the applicable aircraft financing counterparties while it evaluates all available options with respect to Avianca and its filing subsidiaries’ fleet.

The negotiations with the lessors may impact our recognition of ROU as well as affect our estimates for provisions for Aircraft return conditions.

Further, assets held for sale will have to be reviewed since scheduled sales of certain aircraft had not been closed before the company’s filing for chapter 11.

•

Goodwill Impairment: The spread of the COVID 19 pandemic could have lasting effects on the demand environment for Air traffic and potentially result in significant adjustments to our business plan, which could adversely affect projections for recoverable amounts and valuations for goodwill.

•

Air Traffic liability: Typically unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months. In response to COVID-19, Avianca is providing its customers with the option to receive a travel voucher that extends the expiration date of certain tickets. As such, any revenue associated with these tickets will not be recognized until the new flight date. Additionally, given this change in travel schedule, Avianca’s estimates of revenue from unused tickets may be subject to variability and differ from historical averages. Finally, the airline industry expects a reduction in the demand for air traffic even after government imposed travel restrictions are lifted, which would adversely affect future sales and revenues.

Notification of the removal from listing and registration of the stated securities

On May 12, 2020, the New York Stock Exchange (“NYSE”) suspended trading of the American Depositary Shares (“ADSs”) and requested the Securities and Exchange Commission (“SEC”) to deregister the ADSs of Avianca Holdings S.A, once certain procedures are finalized. Avianca confirms that, by means of a notice from the NYSE pursuant to Form 25-NSE, all the conditions precedent to delisting set forth under SEC Rule 12d2-2(b) have been satisfied, the Company’s ADSs were deregistered on May 27, 2020, under Section 12 (b) of the Securities Exchange Act of 1934.

****