Form 20-F/A
period 2019-12-31
Avianca Holdings S.A.
filed 2020-11-30
CIK 1575969

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Avianca Holdings S.A. for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission (“SEC”) on June 11, 2020 (the “Form 20-F”). In the Form 20-F we inadvertently omitted “/s/ KPMG S.A.S.” on the signature line in each of the documents titled “Report of Independent Registered Public Accounting Firm” (the “Audit Reports”) under Item 18 in the report of KPMG S.A.S., and in Exhibit 15.2. The Audit Reports were signed by KPMG S.A.S. and delivered to us prior to the original filing of the Form 20-F, but the conformed signature line was inadvertently omitted from the versions of the Audit Reports included in the filing.

This Form 20-F/A is being filed solely to include the inadvertently omitted conformed signature of KPMG S.A.S. in the Audit Reports relating to the consolidated financial statements and the effectiveness of internal control over financial reporting. In order to comply with certain requirements of the SEC rules in connection with this filing, this Amendment includes Item 18. Financial Statements and Item 19. Exhibits. No other changes were made to the Audit Reports or to the Form 20-F. The consolidated financial statements and notes to consolidated financial statements have remained the same as that previously filed in the Form 20-F.

This Amendment reflects information as of the filing date of the Form 20-F, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Form 20-F, except as specifically noted above.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment are attached as exhibits to this Amendment. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date. In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F. No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed the following exhibits to this annual report:

Exhibit Number	Item

1.1[8]	English translation of our bylaws, as amended.

2.1[9]	Description of the registrant’s securities registered under Section 12 of the Exchange Act.

2.2[1]	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.3[1]	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.4[8]	Second Amended and Restated Registration Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, Synergy Aerospace Corp., BRW Aviation LLC and United Airlines Inc.

2.5[1]	Joint Action Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

2.6[7]	Amended and Restated Joint Action Agreement, dated November 29, 2018, by and among the registrant, Kingsland Holdings Limited, BRW Aviation LLC, United Airlines Inc. and Synergy Aerospace Corp.

2.7[7]	Share Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, BRW Aviation LLC and United Airlines Inc.

3.1[1]	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and the registrant (formerly AviancaTaca Holding S.A.).

4.1[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.1.1[1]	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2[1]	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1[1]	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2[1]	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3[1]	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4[1]	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3[2]	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4[1]	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1[1]	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2[1]	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.3[1]	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.4[1]	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.5[1]	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.6[1]	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.7[1]	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.8[1]	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.9[1]	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.10[1]	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.11[1]	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.12[1]	Amendment No. 12 dated as of November 8, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.13[1]	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S

4.4.14[1]	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.4.15[1]	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.16[1]	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.17[1]	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.18[1]	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.19[1]	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.20[1]	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.21[1]	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.22[1]	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.23[1]	Amendment No. 23 dated as of October 21, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.24[1]	Amendment No. 24 dated as of March 11, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.25[1]	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.26[1]	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.27[1]	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.28[3]	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.29[3]	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.5[1]	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1[1]	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.2[1]	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.3[1]	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.4[1]	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.5[1]	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.6[1]	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.7[1]	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.5.8[1]	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.9[1]	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.10[1]	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.11[1]	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.12[1]	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.13[1]	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.6[1]	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1[1]	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the registrant and Airbus S.A.S.

4.7[1]	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between the registrant (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1[1]	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between the registrant and Airbus S.A.S.

4.7.2[4]	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among the registrant Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3[5]	Cancellation Amendment No. 2 dated as of April 20, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4[5]	Cancellation Amendment No. 3 dated as of August 22, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1[3]	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. the registrant and Airbus S.A.S.

4.8.2[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3[3]	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S.

4.8.4[4]	Amendment No. 3, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S.

Exhibit Number	Item

4.9[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S. in respect of twenty five (25) A320 Family and A320 NEO Family Aircraft under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.9.1[3]	Amendment No. 1, dated as of March 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.2[3]	Amendment No. 2, dated as of July 31, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.3[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S. (the Second Taca Assignment).

4.9.4[3]	Amendment No. 3, dated as of March 27, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Grupo Taca Holdings Limited, the registrant and Airbus S.A.S.

4.9.5[4]	Amendment No. 4, dated as of September 21, 2015, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, between Grupo Taca Holdings Limited and Airbus S.A.S.

4.10[1]	Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between Aerovías del Continente Americano S.A. Avianca (The Company) and The Boeing Company, relating to the purchase and sale of ten (10) Boeing Model 787-859 aircraft.

4.10.1[1]	Supplemental Agreement No. 1 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.2[1]	Supplemental Agreement No. 2 dated as of March 28, 2007, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company.

4.10.3[1]	Supplemental Agreement No. 3 dated as of September 26, 2012, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company

4.10.4[1]	Supplemental Agreement No. 4 dated as of January 11, 2013, to the Purchase Agreement No. 3075, dated November 21, 2007, as amended and supplemented, between the registrant and The Boeing Company.

4.10.5[3]	Supplemental Agreement No. 5 dated as of April 15, 2014, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.6[6]	Supplemental Agreement No. 6 dated as of July 25, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.7[6]	Supplemental Agreement No. 7 dated as of September 19, 2017, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.8[8]	Supplemental Agreement No. 8 dated as of May 3, 2018, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

Exhibit Number	Item

4.10.9[8]	Supplemental Agreement No. 9 dated as of February 26, 2019, to the Purchase Power Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.10.10[9]	Supplemental Agreement No. 10 dated as of December 27, 2019, to the Purchase Agreement No. 3075, dated October 3, 2006, as amended and supplemented, between the registrant and The Boeing Company.

4.11[1]	Sale and Purchase Contract dated as of January 18, 2013, between the registrant (formerly known as AviancaTaca Holding S.A.) and Avions de Transport Regional G.I.E. as amended and restated, relating to ATR 72-600 Aircraft.

4.12[1]	Trent 700 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.12.1[1]	Amendment No. 1 to General Terms Agreement, dated February 28, 2008.

4.12.2[1]	Amendment No. 2 to General Terms Agreement, dated February 28, 2009.

4.12.3[1]	Amendment No. 3 to General Terms Agreement, dated September 1, 2009.

4.12.4[1]	Amendment No. 4 to General Terms Agreement, dated March 18, 2011.

4.13[1]	General Terms Agreement 700 DEG 7308, dated June 1, 2012, between Rolls-Royce PLC, Rolls-Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca and Tampa Cargo S.A.

4.13.1[3]	Amendment No. 1 to General Terms Agreement, dated May 17, 2013.

4.13.2[3]	Amendment No. 2 to General Terms Agreement, dated October 23, 2014.

4.13.3[3]	Amendment No. 3 to General Terms Agreement, dated December 30, 2014.

4.14[1]	General Terms Agreement No. CFM-03-2007, dated as of March 29, 2007, between CFM International, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.14.1[1]	Amendment No. 1 to General Terms Agreement.

4.15[1]	General Terms Agreement No. GE-1-1090789943, dated as of December 18, 2007, between General Electric Corporation, GE Engine Services and Atlantic Aircraft Holding, Ltd.

4.16[1]	OnPoint Solutions Rate per Engine Flight Hour Engine Services Agreement, dated as of January 18, 2008, between GE Engine Services, Inc. and Aerovías del Continente Americano S.A. Avianca.

4.17[1]	Rate Per Flight Hour Agreement for CFM56-5B Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.).

4.17.1[3]	Amendment No. 1 to Rate Per Flight Hour Agreement dated 2014.

4.18[1]	General Terms Agreement No. CFM-1-2887169891, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.)

4.19[1]	Rate Per Flight Hour Agreement for LEAP 1-A Engine Shop Maintenance Services, dated as of February 6, 2013, between CFM International, Inc. and the registrant (formerly known as AviancaTaca Holding S.A.).

4.20[1]	Amended and Restated V2500® General Terms of Sale, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.20.1[1]	Amendment No. 1 to Amended and Restated V2500® General Terms of Sale, dated December 17, 2010.

4.20.2[1]	Second Amended and Restated Side Letter, dated as of December 17, 2010.

4.21[1]	Amended and Restated V2500-A5 Fleet Hour Agreement, dated as of December 18, 2008, between IAE International Aero Engines AG and Atlantic Aircraft Holdings Limited.

4.22[2]	Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

4.22.1[2]	Side Letter Number One dated June 15, 2007, to the Trent 1000 General Terms Agreement, dated June 15, 2007, among Rolls Royce PLC, Rolls Royce Total Care Services Limited and Aerovías del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.23[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant, Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24[4]	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1[4]	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2[4]	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3[5]	Letter Agreement 1.1, dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.4[5]	Letter Agreement 1.2 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.5[5]	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.6[5]	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.7[5]	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.8[5]	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.9[5]	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.10[5]	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.11[5]	Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.12[6]	Letter Agreement 2.5. dated as of March 31, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.13[6]	Letter Agreement 2.6. dated as of July 13, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.14[6]	Letter Agreement 2.7. dated as of November 03, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

Exhibit Number	Item

4.24.15[8]	Letter Agreement 2.8 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.17[9]	Letter Agreement 2.9 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.18[9]	Side Letter No. 1 to the Letter Agreement 2.9 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.19[9]	Letter Agreement 1.3 dated as of January 6, 2020 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.26[6]	Liquid Aviation Fuel Supply Agreement (Regional) dated August 30, 2017 between Organización Terpel S.A. and Aerovias Del Continente Americano S.A. Avianca, Tampa Cargo S.A.S., Taca Internacional Airlines S.A. Sucursal Colombia, Trans American Airlines S.A. Sucursal Colombia, Lineas Aereas Costarricenses S.A. Sucursal Colombia and Aerolineas Galapagos S.A. Sucursal Colombia.

8.1[9]	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. INS[9]	XBRL Instance Document.

101. SCH[9]	XBRL Taxonomy Extension Schema Document.

101. CAL[9]	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB[9]	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE[9]	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF[9]	XBRL Taxonomy Extension Definition Document.

(1)

Filed as an exhibit to our registration statement, as amended, on Form F-1 (File No. 333-191258), filed on September 19, 2013, as amended on September 23, 2013, October 2, 2013, October 8, 2013, October 11, 2013, October 21, 2013, October 30, 2013 and November 4, 2013.

(2)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2013 filed with the SEC on April 30, 2014.
(3)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2014 filed with the SEC on April 30, 2015.
(4)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
(5)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2016 filed with the SEC on May 1, 2017.
(6)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2017 filed with the SEC on May 1, 2018.

(7)	Filed as an exhibit to our Form 6-K furnished to the SEC on November 30, 2018.
(8)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2018 filed with the SEC on April 29, 2019.
(9)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2019 filed with the SEC on June 10, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

Avianca Holdings S.A.

By:	/s/ Richard Galindo
	Name:	Richard Galindo
	Title:	General Secretary

Dated: November 30, 2020

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

/s/ KPMG S.A.S.

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