Form 20-F
period 2020-12-31
Avianca Holdings S.A.
filed 2021-05-03
CIK 1575969

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

EXPLANATORY NOTE

On May 10, 2020, Avianca Holdings S.A., now debtor-in-possession, and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101 et seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). We refer to these proceedings in this annual report as our “Chapter 11 proceedings”. LifeMiles, our loyalty program, is administered by a separate company and is not part of our Chapter 11 proceedings. On May 10, 2020, our subsidiary Avianca Peru S.A. initiated a voluntary dissolution and liquidation process and Estratega Consultores S.A.C. was appointed as its liquidator. On September 21, 2020, AV Loyalty Bermuda Ltd. and Aviacorp Enterprises S.A. filed for voluntary petitions for Chapter 11 relief under Title 11 of the United States Code with the United States Bankruptcy Court for the Southern District of New York.

The information in this annual report is presented as of December 31, 2020, unless expressly stated otherwise, and is subject to and qualified in its entirety by our Chapter 11 proceedings and developments related thereto.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, we use the terms “we,” “us,” “our,” “the Company” and “Avianca Holdings” to refer to Avianca Holdings S.A., together with its subsidiaries, except where the context requires otherwise.

IFRS Financial Statements

This annual report includes our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, together with the notes thereto, prepared in accordance with IFRS. Unless otherwise indicated, all financial information provided in this annual report has been prepared in accordance with IFRS. Our consolidated financial statements prepared in accordance with IFRS are stated in U.S. dollars.

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

The rates set forth in this annual report for conversion of Colombian pesos into U.S. dollars are the rates as of December 31, 2020 published by the Colombian Central Bank (Banco de la República) (“Colombian Central Bank”), as reported by the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) (“SFC”).

As of December 31, 2020, the exchange rate between the Colombian peso and the U.S. dollar certified by the SFC was COP 3,432.50 per $1.00. See “Item 10. Additional Information—D. Exchange Controls—Exchange Rates.”

Certain Non-IFRS Financial Measures

This annual report includes certain references to ancillary revenues, which are primarily composed of services performed in conjunction with a passenger’s flight, including administrative fees (such as ticket change fees), baggage fees and other ticket-related fees. These ancillary fees are part of the travel performance obligation and, as such, we recognize them as passenger revenue when the travel occurs, and they do not constitute a financial measure defined under IFRS.

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

MARKET DATA

This annual report contains certain statistical data regarding our airline routes and our competitive position and market share in, and the market size of, the Latin American air transportation market. This information derives from a variety of sources, including the Colombian Civil Aviation Authority (Unidad Administrativa Especial de Aeronáutica Civil) (“CCAA”), the Civil Aviation Authority of El Salvador (Autoridad de Aviación Civil) (“AAC”), the Civil Aviation Authority of Costa Rica (Dirección General de Aviación Civil), the Ecuadorian Civil Aviation Authority (Dirección General de Aviación Civil) (“Ecuadorian DGAC”), the International Air Transport Association (“IATA”), the Latin American and Caribbean Air Transport Association (“ALTA”) and other third-party sources, governmental agencies or industry or general publications.

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

Our estimates and forward-looking statements may be affected by the following factors, among others:

•	developments relating to our Chapter 11 proceedings and our ability to effectively implement a reorganization plan;

•	uncertainty regarding the terms of a reorganization plan;

•	conflicting interests among the multiple parties on which our restructuring efforts depend;

v

•	the sufficiency of the DIP facility to allow us to continue our operations;

•

our ability to successfully emerge from Chapter 11, which will be contingent upon numerous factors, including our ability to obtain new financing upon our emergence from Chapter 11, general economic, political and business conditions in our core markets of Colombia, Ecuador and Central America and the other geographic markets we serve;

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Capitalization and Indebtedness

Not applicable.

B.	Reasons for the Offer and Use of Proceeds

Not applicable.

C.	Risk Factors

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

•

obtain sufficient financing, including for working capital once we emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing;

•	maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers and employees; and

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

We will also be subject to risks relating to, among others:

•	the high costs of bankruptcy proceedings and related fees;

•

the ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

•	the difficulty in contracting adequate insurance and the need to pay higher insurance premiums due to our increased liability.

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

Additionally, our Chapter 11 proceedings require us to seek exit financing to refinance our debtor-in-possession financing and fund operations. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized and the likelihood that we instead will be required to liquidate our assets may be enhanced. Furthermore, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to our plan of reorganization. Even once a plan of reorganization is approved and implemented, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from Chapter 11 proceedings.

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

The pursuit of our Chapter 11 proceedings has consumed, and will continue to consume, a substantial portion of the time and attention of our management, which may adversely affect us, and we may face increased levels of employee attrition.

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

Our Chapter 11 proceedings may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties. As part of our Chapter 11 proceedings, our creditors and bondholders will not receive complete recovery for their claims. Further, public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us. Strains in any of these relationships could materially and adversely affect us.

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

Following orders by the governments of Colombia and of other countries in which we operate, we have temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations and cancelled all passenger flights to and within El Salvador and Ecuador. As a result of these measures, substantially all of our passenger flights have been cancelled and our corresponding fleet has been grounded.

New waves of COVID-19 have started to emerge in certain countries in which we operate and may continue to spread, including novel and variant strains of the virus. Considering the variant strains, governmental regulations were imposed in various countries mandating new social distancing measures and other closures to pace the numbers of infected population. Further, vaccines are being distributed worldwide and a share of the world population is already immune to the virus.

The spread of COVID-19 and the government measures taken to address it have had a material and adverse effect on the airline industry and on us and have resulted in unprecedented revenue and demand drop as well as overall macroeconomic uncertainty. We cannot foresee or quantify the extent of the impact of COVID-19 on our operational and financial performance, which will depend on developments relating to the spread of the outbreak, the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, all of which are highly uncertain and cannot be predicted.

Regular operations began gradually on June 15th, 2020. For the month of December 2020, we operated 87 routes, which represented 37% of the capacity we offered during the same period of the previous year, before the COVID-19 pandemic, serving 65 destinations in 22 countries. In total, during 2020 we carried 7.8 million passengers and operated 72,000 flights.

For the months of January, February and March 2021, we operated 91, 83 and 65 routes and served 66, 63 and 53 destinations respectively, which represented 58%, 54% and 43% of the capacity we offered during the same period last year, before the COVID-19 pandemic.

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

In November 2018, under the terms of the United Loan Agreement, BRW pledged to Wilmington Trust, as collateral agent for the benefit of United, 78.1% of our common shares (the “BRW Pledged Shares”), among other assets, as security for BRW’s obligations under the United Loan Agreement. In addition, Kingsland pledged to Wilmington Trust, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 21.9% of our common shares) as security for the payment and performance of certain contractual obligations owed by Kingsland to United under certain contractual arrangements, including an upside sharing agreement, a put option agreement and a cooperation agreement.

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

As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings and we cannot assure you the outcome of these proceedings. In addition, we cannot assure you there will not be a change of control if and when we emerge from Chapter 11.

If BRW Holding (and, indirectly, Synergy) prevails in its claim against Kingsland and United, and/or repays the amounts due under the United Loan Agreement, it could regain control of our common shares.

In May 2019, Kingsland filed a complaint against BRW and BRW Holding seeking, among other things, to foreclose on the collateral under the United Loan Agreement. In July 2019, BRW and BRW Holding filed a response to such complaint together with a counterclaim seeking, among other things, to dismiss Kingsland’s petitions and to recover its voting rights in Avianca Holdings, including the right to direct the voting of the BRW Pledged Shares. Neither we nor our subsidiaries are party to these claims.

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

If BRW Holding (and, indirectly, Synergy) recovers its rights to our common shares, it would become our controlling shareholder, with effective voting control, and would likely make significant changes to our board of directors and management. This voting control would give it the power to control certain actions that require shareholder approval under our articles of association, including approval of mergers and other business combinations and changes to our articles of association. This voting control could cause transactions to occur that might not be beneficial holders of the ADSs and could prevent transactions that would be beneficial to holders of the ADSs. In addition, BRW Holding would not be precluded from causing our direct parent company, Synergy, from selling the controlling interest in us to a third party. This could trigger a change of control that could ultimately constitute a default under certain of our financing facilities which could materially and adversely affect us. As of the date of this annual report, the outcome of these claims is subject to, among other things, developments relating to our Chapter 11 proceedings.

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

Major rating agencies, including Fitch Ratings (“Fitch”) and Standard & Poor’s Financial Services LLC (“S&P”), have recently downgraded our credit ratings, suggesting the likelihood that we will be able to repay our existing debt obligations has diminished. On April 2, 2020, amid developments relating to the spread of COVID-19, Fitch downgraded our credit rating from “CCC+” to “C,” followed by a subsequent downgrade in May 2020, following our filing for Chapter 11 proceedings, to “D.” In March 2020, S&P downgraded our credit rating from “B-” to “CCC” amid developments relating to the spread of COVID-19, followed by subsequent downgrades in May 2020 to “CCC-” and, following our filing for Chapter 11 proceedings, to “D”. As of the date of this report, both S&P and Fitch Ratings maintain the company’s credit rating at “D”.

We have significant indebtedness, fixed financing and other costs and our debt and lease financing agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us.

As of December 31, 2020, we had $6,281.3 million of total debt outstanding and our interest expense in 2020 was $378.3 million. In addition, as of December 31, 2020, we had purchase agreements to acquire 88 aircraft to be delivered between 2024 and 2029. In January 2020, we amended certain of these purchase agreements to postpone aircraft deliveries initially scheduled for between 2020 and 2024 for delivery between 2025 and 2029. We expect to incur additional indebtedness in connection with these purchase obligations, which are subject to developments relating to our Chapter 11 proceedings.

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

Additionally, our debt and lease financing agreements contain restrictive covenants and events of default that impose significant operating and financial restrictions on us, including limitations on our ability to incur additional debt, create liens and make certain investments. As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings. We expect that we will need to refinance a portion of our DIP financing in order to emerge from Chapter 11; we may otherwise face the risk of liquidation under Chapter 7 of the Bankruptcy Code. Moreover, as part of our Chapter 11 proceedings, our creditors and bondholders will not receive complete recovery for their claims.

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

Through our internal processes, we discovered a business practice whereby company employees, which may include members of our senior management, as well as certain members of our board of directors, provided “things of value,” which we currently believe to have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. We commenced an internal investigation and retained outside counsel and a forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable anti-corruption laws. Based on our internal investigation to date, we have improved our policies and implemented additional controls designed to screen the recipients of tickets and to restrict the issuance of free or discounted tickets to government employees. On August 13, 2019, we voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and we are cooperating with both agencies. We also disclosed this investigation to the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, “SFC”) and the Colombian Office of the Attorney General, and we are cooperating with them. As of the date of this report, the investigations remain ongoing.

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices. Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made. As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts. We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendency of Industry and Commerce and the Colombian Office of the Attorney General. We are cooperating with all agencies. Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials. If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us. The senior executive is no longer employed by the company and as of the date of this report, no criminal or civil actions or remedies have been brought against the company by any authority. As of the date of this report, the investigations remain ongoing.

In 2019, we became aware that we were subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury as a result of the November 2018 transfer by Synergy of approximately 78% of our voting common shares to BRW, a Delaware limited liability company wholly owned by Synergy. We engaged outside counsel and identified that our regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations may have constituted inadvertent violations of U.S. sanctions laws and regulations, specifically, of the U.S. Cuban Assets Control Regulations (the “CACR”). In September, October and November 2019, we submitted to OFAC a voluntary self-disclosure addressing these potential inadvertent violations. We no longer operate any flights to Cuba, nor do we maintain commercial activities in Cuba or sell any passenger or cargo tickets or other bookings involving Cuba (including via our codeshare and interline partners). We remain in the process of reimbursing certain passengers whose travel to Havana was canceled as a result of these measures. Furthermore, we have revised our loyalty processes and implemented action plans to block calls, freeze members’ accounts and stop new members’ enrollment that may come from OFAC sanctioned countries, including Cuba. In addition, and as a part of a new development, any access made or intended from an IP from sanctioned countries will be blocked and a message will be displayed with terms similar to: “this services/page is not available in your country”. OFAC countries will not appear as options for “residence address” or “mailing address” upon enrollment of new members. We have also issued written cancellations of all our contracts involving Cuban counterparties. As of the date of this report, the investigations remain ongoing.

If our new aircraft are not delivered or placed into service on time and on competitive terms, which are subject to our Chapter 11 proceedings, or if new aircraft do not perform as expected, we may be adversely affected.

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

As of December 31, 2020, our operating fleet had an average age of 8.72 years; our jet passenger operating fleet had an average age of 8.11 years; our cargo fleet had an average age of 17.45 years; and our turboprop operating fleet had an average age of 6.79 years. If our fleet ages and is not replaced or the warranties covering our fleet expire and are not renewed, we expect our maintenance expenses to increase significantly, both on an absolute basis and as a percentage of our operating expenses. Any significant increase in maintenance and repair expenses would adversely affect us.

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

In many of the jurisdictions we operate in, we have found it in our interest to maintain a number of alliances and other commercial partnerships. We depend on these alliances and commercial partnerships to enhance our network and, in some cases, to offer our customers alternative services that we could not otherwise offer. If any of our strategic alliances and commercial partnerships, in particular with Star Alliance or its members, deteriorates, or are terminated, we would be adversely affected.

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

We do not exercise control or influence over the commercial policy of several of LifeMiles’ partners. Some partners may freely change their policies for accumulating, transferring and redeeming miles, as well as develop their own platforms for clients to exchange points for rewards, including airline tickets issued by other airlines, and as a result reduce demand for and revenue generated by LifeMiles. Changes in these policies may (i) make the LifeMiles program less attractive or efficient for the clients of its partners and (ii) increase competition in the loyalty program sector, which in turn may reduce the demand for miles, increase downward pressure on the average price of miles and adversely affect LifeMiles. If the loyalty program sector does not grow enough to absorb new participants or if LifeMiles does not adequately react to the market or to the policies of its partners, LifeMiles and we may be adversely affected.

Any interruption, destruction or loss of data in our information technology systems, including at LifeMiles, due to cyberattacks could materially and adversely affect on our reputation, business, financial condition and results of operations.

We and our service providers are subject to a variety of information technology and system cyber threats as a part of our normal course of operations, including computer viruses or other malware, cyber-fraud, data breaches and destruction or interruption of our information technology systems by third parties or our own personnel. Any of these or other events could cause interruptions, delays, loss of critical or sensitive data, misappropriation of or unauthorized access to personal or sensitive data or failure to comply with regulatory or contractual obligations with respect to such information, which could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, any of which may adversely affect us. Our business, financial condition and results of operations. In an attempt to avoid materialization of potential risks, we have put in place cybersecurity governance which includes technological and process controls. Even though we will continue our efforts to protect the systems and information, these cyber threats are constantly evolving, therefore, we may not be able to prevent the materialization of all risks data breaches, incidents or cyber-attacks. We are not fully compliant with the latest PCI-DSS standards; Due to an important decrease in credit card transaction volume in 2020 caused by the COVID-19 pandemic VISA decided to exonerate Avianca from PCI compliance. Despite this decision, Avianca continues to work on achiving compliance in the future.

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

LifeMiles derives most of its revenues from the sale of miles. Based on historical data, the estimated weighted average period between the issuance of a mile and its redemption is approximately 10 months. However, LifeMiles cannot control the timing of the redemption of miles, or the number of miles ultimately redeemed. LifeMiles uses cash generated by the sale of miles to pay for redemption costs and maintains a cash reserve to cover estimated future redemptions. As a result, if the redemption costs that LifeMiles incurs in a given fiscal year exceed its available cash and new sales in that period, it may not have sufficient cash on hand to cover all actual redemption costs in that year or future years, which could materially and adversely affect it and us.

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

We are highly dependent on our operations at our hubs in Bogotá and El Salvador, and will become increasingly dependent on our Bogotá hub as we streamline our network. Many of our routes operate through these hubs, which accounted for approximately 76% of our daily arrivals and departures in 2020 (with Bogotá accounting for 66%). The hub-and-spoke structure of many of our operations is particularly dependent on the on-time arrival of tightly coordinated groupings of flights to ensure that passengers can make timely connections to continuing flights.

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

We may experience problems with the operation of our information technology systems or the information technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, any of which could adversely affect, or temporarily disrupt, all or a portion of our operations. As we implement these information technology upgrades, distortions may occur in the process of phasing-in. Accordingly, adjustments may be required during the phase-in period.

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

See “Business–Employees–Collective Bargaining Agreements” for further information regarding our collective bargaining agreements and relations with employees.

If we are unable to attract customers to our website and make direct ticket sales, our revenue would be adversely affected.

Direct ticket sales through our website, which represented 31.4% of our passenger revenue in 2020 and, represent our lowest cost distribution channel. Our website also serves as a platform to offer ancillary products to increase our revenue from non-ticket sources. Accordingly, it is increasingly important that we are able to attract customers to our website and encourage them to purchase tickets online.

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

Our business strategy includes continually growing our stream of passenger related revenue from our portfolio of ancillary products and services, which are part of our passenger related operating revenues and represented 6.3%, 4.8% and 4.0% of our total passenger revenue in 2020, 2019 and 2018, respectively. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer, which could adversely affect us.

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

Throughout the COVID-19 pandemic, several airports imposed slot restrictions which limited our ability to operate on an optimal level. In addition, due to the COVID-19 pandemic, the civil aviation authority is limiting airport capacity by reducing departures and landings per hour. These measures if maintained, may adversely affect us.

Some of the airports to which we fly impose various other operational restrictions, including limits on aircraft noise levels, limits on the number of average daily departures and curfews on runway use, and other airports may adopt similar restrictions, which may adversely affect our operations.

Additionally, if we have a change of control, we may lose the right to use certain routes we currently operate, or we may be required to forfeit our operating licenses, either of which would materially and adversely affect us. We cannot assure you there will not be a change of control if and when we emerge from Chapter 11.

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

Outbreaks of contagious diseases with epidemic or pandemic potential, such as the Ebola virus, the Middle East respiratory syndrome, Dengue fever, the bird flu virus, cholera, influenza and, most recently, COVID-19 can materially and adversely affect the airline industry and our business. First, the disease may affect the health of our crew and operations personnel, impairing normal flight operations. Second, aircraft use may be affected by passengers with contagious diseases or by government measures to avoid the spread of contagious diseases, and may be grounded until the health and safety of passengers and crew can be guaranteed. Third, the disease has adversely affected and may further adversely affect demand for air travel, significantly affecting passenger flow and, consequently, us.

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

The global airline industry has been shifting to increasing acceptance of liberalized and “open skies” air transport agreements between nations. “Open skies” agreements exist between the countries of the European Union, and between Europe and the United States. In Latin America, multilateral “open skies” agreements exist between Colombia, Ecuador and Bolivia and bilateral “open skies” agreements between each of these countries and the United States. These agreements serve to reduce (or, in the case of “open skies,” eliminate) restrictions on route rights, designated carriers, aircraft capacity or flight frequencies and promote competitive pricing.

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

Aircraft fuel costs constitute a significant portion of our total operating expenses, representing 14.4%, 23.3% and 26.0%, respectively, of our operating expenses in 2020, 2019 and 2018. Historically, international and local fuel prices have been subject to wide price fluctuations and, in some cases, sudden disruptions, based on geopolitical issues and supply and demand as well as market speculation. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. We cannot predict the price and future availability of fuel with any degree of certainty, and significant increases in fuel prices may affect our operating results and otherwise harm our business.

We cannot assure you that fuel costs will not increase significantly, and our hedging activities may not be sufficient to protect us from fuel price fluctuations, as they are limited in volume and duration and may carry counterparty risk. In addition, when fuel prices decrease, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel expenses. We may not be able to adjust our fares adequately or otherwise respond quickly to protect us from volatility in fuel costs, and our competitors may have better access and terms in satisfying their fuel needs. We maintained two fuel sources in Bogotá for the majority of 2020. From October 2019 to September 2020, 80% of our fuel in Bogotá was provided by Organización Terpel S.A. and the remainder by Puma Energy Colombia Combustibles S.A.S. As of October 2020, 100% of our fuel in Bogotá is provided by Organización Terpel S.A.

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

Our business is highly regulated and substantially depends upon the regulatory environment in the countries in which we operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques, which use passenger demand forecasts and fare mix optimization, and adjust prices to reflect cost pressures. Government regulation may limit the scope of our operations and may impose significant costs on us. As of December 31, 2020, 83% of our total fleet was U.S.-registered. The U.S. Federal Aviation Administration (“FAA”) and the European Aviation Safety Agency (“EASA”) are our most significant foreign government regulators. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Additional regulations applicable to our operations continue to be regularly implemented by various U.S. and European agencies, including the U.S. Transportation Safety Administration (“TSA”), the U.S. Drug Enforcement Agency and the EASA. We cannot predict or control any actions that the civil aviation and consumer protection authorities or other aviation regulators may take, which could include restricting our operations or imposing new and costly regulations.

Additionally, we may be affected by governmental safety assessments. For example, our ability to fly to the United States and the benefits of our strategic alliances or commercial relationships are dependent on the FAA’s continued favorable safety assessment of each of the countries in which we have hubs. The FAA periodically audits aviation regulatory authorities, and each country is given an International Aviation Safety Assessment (“IASA”) rating. The IASA rating of each of Colombia, El Salvador and Ecuador is currently “Category 1,” which means that each such country complies with the International Civil Aviation Organization (“ICAO”) safety requirements. As a result, we may continue our service from our hubs in these countries to the United States and take part in reciprocal code-sharing arrangements with U.S. carriers. However, any of these ratings may be downgraded for a variety of safety and other reasons and we have no control over compliance by the civil aviation authorities of these or other countries with international safety standards. In the case of a downgrade, we will not be able to offer flights to any new destinations in the United States or certify new aircraft for flights to the United States; in addition, our U.S. air carrier code share partners will be required to suspend placement of their codes on our flights. This could materially and adversely affect our service to the United States and, consequently, us.

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

We seek to maintain a high daily aircraft utilization rate (the number of hours we use our aircraft per day). High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround time at airports, so we can fly more hours on average in a day. Nevertheless, aircraft utilization is reduced by delays and cancellations arising from a number of different factors, many of which are beyond our control, including air traffic and airport congestion, adverse weather conditions, security requirements, government imposed travel restrictions, unscheduled maintenance and delays by third-party service providers relating to matters such as fueling and ground handling. On the other hand, high aircraft utilization increases the risk that, if an aircraft falls behind schedule during a given day, it could remain behind schedule for several additional days. These delays could disrupt of our operating performance, leading to customer dissatisfaction due to delayed or cancelled flights and missed connections which could in turn adversely affect us.

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

Risks Relating to Colombia, Ecuador, Central America and Other Countries and Regions in Which We Operate

Our performance is heavily dependent on economic and political conditions in the countries in which we operate.

Passenger demand is heavily cyclical and highly dependent on global and local economic growth, economic and political expectations and foreign exchange rate variations. A significant portion of our revenue derives from discretionary travel and leisure travel, which are especially sensitive to economic downturns. Additionally, any perceived downturn in the economic conditions in the Andean region or Central America could adversely affect our ability to obtain financing to meet our future capital needs in international capital markets. Changes in economic or other governmental policies, including relating to interest rates, exchange rates, exchange controls, inflation rates, taxation, banking, labor and pension funds, regulatory, legal or administrative practices, expropriation measures, political instability or other economic or political developments in the countries in which we operate could materially and adversely affect us. The governments of Colombia, Ecuador and Central America have historically exercised substantial influence over their respective economies, and their policies are likely to continue to have a significant effect on companies operating in these countries, including us. We cannot predict what policies the governments in these countries will adopt and consequently cannot assure you that future developments in government policies or in the economies of these countries will not adversely affect us.

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

Our performance is heavily dependent on economic and political conditions in Colombia, as our operations in Colombia represented 39.2% of our total revenue in 2020. Economic growth or contractions, inflation, changes in law, regulation, policy or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely affect us.

Colombia’s central government fiscal deficit and growing public debt could adversely affect the Colombian economy. Colombian’s fiscal deficit was 8.9% of gross domestic product (“GDP”) in 2020, 2.4% of GDP in 2019 and 2.4% of GDP in 2018. According to the projections published in December 2020 by the Ministry of Finance and Public Credit, the Colombian government expected a fiscal deficit of 6.6% of GDP for the year 2021. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. President Iván Duque Márquez, who took office in August 2018, inherited high government spending levels, and measures to meet fiscal targets led to protests around the country in late 2019 and early 2020, paralyzing activities in the main cities in Colombia for days. We may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies will be adopted by the Colombian government and whether those policies would adversely affect the Colombian economy and, consequently, us.

In November 2020, Fitch Ratings (“Fitch”) affirmed Colombia’s rating outlook as negative as a result of the government’s long track record of conservative macroeconomic policies that have underpinned macroeconomic and financial stability. The negative outlook reflects downside risks to the economic growth outlook and uncertainties about the capacity of the government policy response to decisively cut deficits and stabilize and eventually lower debt in the coming years, following the sharp rise in general government debt burden as a result of the COVID-19 pandemic. In April 2021, S&P affirmed Colombia’s foreign currency retting as “BBB-.” In December 2020, Moody’s Corporation (“Moody’s”) downgraded Colombia’s rating outlook from stable to negative.

Any further downgrade of Colombia’s credit rating could adversely affect the Colombian economy and us. In 2017 and 2019, tax reforms were implemented, which included raising the VAT rate from 16% to 19%, increasing the withholding income tax rate for foreign providers from 15% to 20% and introducing further taxation in the context of the indirect transfer of shares of Colombian entities. As consequence of COVID–19, the Colombian Government implemented relief measures for tax purposes, such as reduction of VAT rate from 19% to 5% for passenger air transport until December 31, 2022, extension of due dates for submitting and paying taxes, possibility of making payment agreements for tax due with the tax authorities with special interest rate, among others.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including us. Although there is currently no deposit requirement, we cannot predict or control actions by the Central Bank in respect of deposit requirements. The use of such measures by the Central Bank may be a disincentive for us to obtain loans denominated in a foreign currency. The U.S. dollar/Colombian peso exchange rate was COP 3,432.50 per $1.00, COP 3,277.14 per $1.00 and COP 3,249.75 per $1.00 as of December 31, 2020, 2019 and 2018. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability or that the Colombian peso will not depreciate or appreciate relative to other currencies.

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

El Salvador’s unemployment and poverty rates remain high. Despite reforms and initiatives, El Salvador ranks among the ten poorest countries in Latin America and suffers from deep income inequality. We cannot assure you that El Salvador will not face political, economic or social problems, and we may be seriously affected by these problems. El Salvador’s GDP contracted 8.6% in 2020 and grew 2.4% in each of 2019 and 2018, according to the Central Reserve Bank, which estimates that GDP growth will be 4.7% in 2021. Operating revenues generated by our operation to and from El Salvador (domestic and international) for 2020 and 2019 was $145.8 million and $ 530.8 million respectively, which corresponds to 17.4% and 16.1% of Avianca Holding’s revenue.

Our performance is heavily dependent on economic and political conditions in Ecuador.

The Ecuadorian economy is heavily dependent on the oil industry and global fluctuations in oil prices. While Ecuador’s GDP contracted 7.5% in 2020 and did not grow in 2019 and grew 1.3% in 2018, it faces an extreme poverty level estimated at 14.9% in 2020, according to the Ecuadorian National Center of Statistics. Ecuadorian exports, denominated in dollars, have lost competitiveness due to the currency depreciation of other Latin American export economies, leaving Ecuador’s economy more dependent on internal demand, which is adversely affected by poverty levels and unemployment rates.

Lenin Moreno was elected president in April 2017, representing the first change in administration since January 2007.

President Moreno has presented initiatives with the goal of reducing sovereign debt by privatizing certain state-owned companies and seeking new financings to service existing debt. He has faced growing civil discontent and has been pushed to withdraw certain of his policies in order to prevent further civil uprising. Operating revenues generated by our operation to and from to Ecuador (domestic and international) for 2020 and 2019 was $40.5 million and $176.4 million respectively, which corresponds to 4.8% and 53% of Avianca Holding’s revenue.

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

In 2020, 70.1% of our total operating costs and expenses and 16.8% of our total operating revenue were denominated in, or linked to, U.S. dollars. The remainder of our expenses and revenue were denominated in currencies of the countries in which we operate, of which the most significant is the Colombian peso. Changes in the exchange rate between the Colombian peso and the U.S. dollar or other currencies in the countries in which we operate may adversely affect us. In particular, when our non-U.S. dollar-denominated revenue exceeds our non-U.S. dollar-denominated expenses, the depreciation of non-U.S. currencies against the U.S. dollar could have an adverse effect on our results because these amounts will convert into less U.S. dollars. We operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries.

In addition, a relevant portion of our expenses and liabilities are denominated in Colombian pesos. At times when the Colombian peso appreciates against the U.S. dollar, the value of these expenses and liabilities will increase in U.S. dollar terms, resulting in an increase in our non-operating expenses. Our $46.5 million currency exchange loss in 2020 was principally the result of exchange rate variations in the currencies of Colombia, Argentina and Brazil and we remain subject to exchange rate variations that may adversely affect us.

Variations in interest rates may adversely affect us.

We are exposed to the risk of interest rate variations. Our Colombian peso-denominated debt is mainly exposed to variations in long-term interest rates and the Colombian 90-day deposit rate for commercial banks (establecimientos bancarios), financial corporations (corporaciones financieras) and financing companies (companies de financiamiento), the banking benchmark IBR or the fixed term deposit rate DTF, as published by the Colombian Central Bank. Our non-Colombian peso-denominated debt is mainly exposed to variations in the London Interbank Offer Rate (“LIBOR”). Any increase in inflation or other macroeconomic pressures may lead to increases in these rates. As of December 31, 2020, we had $2,130.9 million in aggregate principal amount of variable-rate debt.

Increases in the above-mentioned rates may result in higher debt service payments under our loans, and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it intends to no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2020, we had $181.3 million of LIBOR-indexed variable rate leases. We cannot predict the effect of any discontinuation or replacement of the LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us. In the context of our Chapter 11 proceedings, we will evaluate possible amendments to certain LIBOR-indexed financing agreements.

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

Later, on May 22, 2020, the BVC notified the Company that trading of its preferred stock (BVC: PFAVH), will be conducted by means of auctions starting on May 26, 2020. Pursuant to the BVC’s notice, the decision was adopted by its Equity Technical Committee due to: (i) Avianca’s voluntary filing for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York; (ii) the New York Stock Exchange’s (“NYSE”) decision to commence the delisting process of Avianca’s ADRs; (iii) the fact that, as a result of (i) and (ii) above, the price of Avianca’s shares on the BVC has been subject to increased volatility; (iv) the existence of a percentage of unsatisfied offers in view of the number of shares currently in circulation; and (v) the fact that instruments subject to trading by auction there are no applicable ranges of prices for the placing of trades, which allows for a more efficient price formation process under the current circumstances. Market participants and investors should note, that pursuant to the regulations of the BVC auction system, trades can only be registered during a specific auction period, and that any resulting transactions must be executed as provided by BVC regulations.

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

Under Panamanian law, we may pay dividends only out of retained earnings and capital surplus. Our bylaws provide that in principle all dividends declared by our general shareholders’ meeting will be paid equally to holders of preferred shares and common shares. Although there is a dividend policy that provides for the payment of dividends of at least 15% of our annual consolidated net profit, our board of directors may at any time, in its sole discretion and for any reason, amend or discontinue the dividend policy. If no dividends are declared, you will not have any right to participate in or override that decision. The distribution of dividends with respect to our preferred stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the holders of our common shares and board of directors may deem relevant. As a result, we cannot assure you that we will pay dividends in accordance with our current dividend policy or otherwise.

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

Relative illiquidity of the Colombian securities markets and the OTC Pink Market may impair the ability of an ADS holder to sell preferred shares or the ADSs.

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

Furthermore, we have delisted from the NYSE and the OTC market or the Pink Market, is the lowest and most speculative tier of the three marketplaces for the trading of over-the-counter stocks. All three tiers are provided and operated by the OTC Markets Group. This marketplace offers to trade in a wide range of equities through any broker and includes companies in default or financial distress.

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

In addition, our subsidiaries may not be able to, or may not be permitted to, make distributions to us to enable us to make payments in respect of our indebtedness or to pay dividends. Restrictions in our subsidiaries’ debt instruments and under applicable law limit their ability to provide funds to us, and if our subsidiaries are not able to provide funds to us, we may not be able to repay our debt or pay dividends to our shareholders, including holders of the ADSs. In 2021, our management proposed that dividends not to be distributed considering our net loss in 2020, which proposal was approved at our annual shareholders’ meeting on March 26, 2021.

Item 4.	Information on the Company

A.	History and Development of the Company

Avianca Holdings

We are a holding company incorporated in Panama following the combination of Avianca and Taca in October 2009. Currently, we are the second largest airline company in Latin America.

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

On May 10, 2020, Avianca Holdings S.A. as debtor-in-possession and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. §§ 101 et seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). On September 21, 2020, AV Loyalty Bermuda Ltd. and Aviacorp Enterprises S.A. also filed for voluntary petitions for Chapter 11 relief under Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

Avianca

Avianca is the second oldest airline in the world and, in 2019, turned 100 years and is the longest continuously operating airline in the world.

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

B.	Business Overview

Sources of Revenue

Passenger

Our principal product is scheduled passenger air transportation. We target business travelers, which in 2020 represented 25% of our domestic and Latin American traffic. We also target leisure travelers with our extensive network. Leisure traffic tends to coincide with holidays, school schedules and cultural events and peaks in July and August and again in December and January, as well as during the Easter holiday in March/April.

Cargo and Other

In addition, we generate revenue through our LifeMiles loyalty program and through our dedicated cargo operations, which transports express shipments to destinations across Latin America, the United States and Europe comprising of air mail, air freight and air express services. Our other revenue activities include our courier transportation operations which comprise shipment of small parcels between countries, on a door-to-door basis and with defined transit time commitments from carriers as well as air transport-related services such as maintenance, crew training and other airport services provided to third party carriers through our Avianca Services division, as well as service charges and ticket penalties. We also generate revenue from aircraft and property leases, marketing rebates, duty-free sales and charter flights.

Passenger Revenue

Our passenger revenue primarily comprises ticket sales, including revenue from redemption of miles under our LifeMiles loyalty program and ancillary revenue, which includes additional charges that are billed to passengers, such as fees for excess baggage, date, destination and name changes and special services relating to empty seats, unaccompanied minors and lounge passes.

Our passenger revenue represented 58.7%, 84.5% and 83.3% of our total revenue in 2020, 2019 and 2018, respectively.

Domestic Passenger Revenue

Domestic passenger revenue accounted for 51.0%, 51.2% and 49.1% of our total passenger revenue in 2020, 2019 and 2018, respectively. For accounting purposes, we consider flights to be domestic or international flights based on origin, not destination.

Colombia

Our Colombian domestic passenger revenue accounted for 92.1%, 89.1% and 86.5% of our total domestic passenger revenue in 2020, 2019 and 2018, respectively. In Colombia, in 2020, approximately 80% of our domestic passengers flew from or to Bogotá, 10% passed through Bogotá in transit to other points on our domestic route network and 10% were point-to-point travelers that did not travel to or through Bogotá. Bogotá is an important business center with a population of approximately 7.7 million, as are Medellín, Cali and Barranquilla with populations of approximately 2.5 million, 2.3 million and 1.3 million, respectively according to the Colombian National Administrative Department of Statistics (Departamento Administrativo Nacional de Estadística – DANE), as of December 31, 2020.

Ecuador

Our Ecuadorian domestic passenger revenue accounted for 6.7%, 7.3% and 6.7% of our total domestic passenger revenue in 2020, 2019 and 2018, respectively. As of December 31, 2020, we operated approximately six daily domestic flights on five routes.

International Passenger Revenue

We operate international routes through our airlines Avianca (Colombia), Taca International (El Salvador), Avianca Costa Rica S.A., Avianca Ecuador S.A. Two of our subsidiaries, Aviateca S.A. (Guatemala) and Taca de Honduras, operate their international routes through charter flights and wet leases with other of our subsidiaries.

International passenger revenue accounted for 49.0%, 48.8% and 50.9% of our total passenger revenue in 2020, 2019 and 2018, respectively.

Regional Operations in Central America

We operate regional routes in Central America through our regional airlines: Isleña de Inversiones S.A. de C.V.—Isleña (Honduras) and Aviateca S.A. (Guatemala). Passenger revenue from our regional operations in Central America accounted for 0.6%, 0.5% and 1.2% of our total passenger revenue in 2020, 2019 and 2018, respectively.

Route Network and Schedule

Pre-COVID-19 Pandemic

In 2020, prior to the onset of the COVID-19 pandemic we operated up to 686 daily scheduled flights to 76 destinations in North America, Central America, South America and Europe. Our network combines strategically located hubs in Bogotá and San Salvador, as well as strong point-to-point service from and to different major destinations in North America, Central America, South America and Europe. We also provide our passengers with access to flights to 140 additional destinations worldwide through code-share arrangements with Aeroméxico, All Nippon Airways, Air China, Air India, Air Canada, Azul, Copa, Etihad, EVA Airways, GOL Linheas Aéreas, Iberia, Lufthansa, Silver Airways, Singapore Airlines, TAP Portugal, Turkish Airlines and United Airlines. Our membership in Star Alliance since 2012 increased the reach of our frequent flyer program, granting our clients access to more than 1,300 airports in 195 countries with 19,000 daily flights and more than 1,000 VIP lounges throughout the world, as well as mileage accruals and redemptions with Star Alliance’s 26 carrier members. As part of our network streamlining and focus on profitability, in 2019, we cancelled 19 of our international routes and nine of our domestic routes.

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

During COVID-19 Pandemic

Following orders by the governments of Colombia and of other countries in which we operate, we temporarily ceased international passenger operations to and from Colombia, ceased all Colombian domestic passenger flight operations and cancelled all passenger flights to and within Peru, El Salvador and Ecuador from March 25, until September 2020. As a result of these measures, substantially all of our passenger flights were cancelled and our corresponding fleet was grounded. During this period, we transported approximately 52,503 passengers on 410 repatriation and humanitarian flights to 45 destinations in 30 countries.

As governments partially lifted flight restrictions during the fourth quarter in the markets we operate in, we transported a total of 1,692,681 passengers on 7,627 flights to 68 destinations.

The following table sets forth the distribution of the revenue generated through our passenger revenue (flown tickets) which are part of our passenger related operating revenues, generated in each region for the periods indicated (considering destination):

	Year ended December 31,
Region	2020		2019		2018
Domestic Colombia	222,491,928	26.6%	762,133,935	23.0%	799,810,016	23.9%
Central America & Caribbean	80,889,882	9.7%	394,865,107	11.9%	405,973,948	12.1%
North America(1)	265,630,857	31.8%	959,048,361	29.0%	908,440,585	27.1%
South America (excludes domestic Colombia)	168,396,954	20.1%	729,553,854	22.1%	789,266,613	23.5%
Others	98,755,020	11.8%	460,902,237	13.9%	449,274,216	13.4%

Total	836,164,641	100.0%	3,306,503,494	100.0%	3,352,765,378	100.0%

The following table sets forth information regarding the number of revenue passengers we carried in each region for the periods indicated (considering destination):

	Year ended December 31,
	2020		2019		2018
Domestic Colombia	4,506,025	58.9%	15,508,518	52.4%	14,834,728	50.0%
Central America & Caribbean	694,431	9.1%	3,552,040	12.0%	3,675,837	12.4%
North America(1)	1,179,526	15.4%	4,576,741	15.5%	4,375,928	14.7%
South America (excludes domestic Colombia)	1,029,772	13.5%	4,874,514	16.5%	5,786,195	19.5%
Others	238,189	3.1%	1,068,212	3.6%	1,000,977	3.4%

Total	7,647,943	100.0%	29,580,025	100.0%	29,673,665	100.0%

The following table sets forth ASKs (in millions) in each region for the periods indicated (considering destination):

	Year ended December 31,
Region	2020		2019		2018
Domestic Colombia	2,629	18.3%	8,285	15.2%	7,859	14.7%
Central America & Caribbean	1,210	8.4%	5,901	10.8%	5.,960	11.2%
North America(2)	5,002	34.8%	17,179	31.6%	16,226	30.4%
South America (excludes domestic Colombia)	2,971	20.7%	12,490	23.0%	13,485	25.3%
Others	2,569	17.9%	10,554	19.4%	9,780	18.3%

Total	14,383	100.0%	54,410	100.0%	53,310	100.0%

(2)	North America includes Mexico.

Network and Schedules

Bogotá Hub

At the beginning of 2020, we operated approximately 3,324 weekly scheduled flights through our Bogotá hub to 25 destinations in Colombia, eight in North America, 12 in South America, ten in Central America and the Caribbean and four in Europe. As of December 31, 2020, we operated approximately 1,453 weekly scheduled flights through our Bogotá hub to 24 destinations in Colombia, seven in North America, ten in South America, eight in Central America and the Caribbean and three in Europe. Unlike in our international operations, we utilize a “rolling hub” system in our domestic operations whereby our inbound and outbound connecting flights operate throughout the day, instead of during designated time banks.

San Salvador Hub

Our San Salvador hub connects, principally, passengers from different destinations in North America, Central America and South America. At the beginning of 2020, we operated approximately 615 weekly scheduled flights through our San Salvador hub to 11 destinations in North America, five in South America and nine in Central America and the Caribbean. As of December 31, 2020, we operated approximately 221 weekly scheduled flights through San Salvador to 11 destinations in North America, one in South America and four in Central America and the Caribbean.

San José

At the beginning of 2020, we operated approximately 137 weekly scheduled flights through our network in San José to two destinations in South America and three in Central America and the Caribbean. As of December 31, 2020, we operated approximately 31 weekly scheduled flights through our network in San José to one destination in South America and two in Central America and the Caribbean. Our San José network connects, principally, passengers from different destinations in South America and Central America.

Ecuador

At the beginning of 2020, we operated approximately 365 weekly scheduled flights through our network in Ecuador to six destinations in Ecuador, three in South America and one in Central America. As of December 31, 2020, we operated approximately 116 weekly scheduled flights through our network in Ecuador to six destinations in Ecuador and one in South America.

Regional Operations in Central America

At the beginning of 2020, we operated approximately 14 weekly scheduled regional flights to two destinations in Central America through Isleña (Honduras). As of December 31, 2020, we had no operations in that market.

Point-to-Point Service

In addition to the destinations served through our hubs, we provide domestic and international point-to-point service between destinations in North, Central and South America, as well as Europe.

Cargo and Courier Operations

In addition to our passenger transportation operations, we generate revenue from our cargo and courier transportation operations, primarily from the air transportation of goods, on an airport-to-airport basis, and other complementary services. In addition, we also generate cargo and courier revenues by domestic and international shipments of small parcels, on a door-to-door basis and with defined transit time commitments.

Cargo

Our cargo business operates on most of the route network of our passenger business as we are able to efficiently use the belly capacity of our passenger fleet. In addition, we strengthen our destination offering through 92 interline agreements with other airlines and we rely on freighter-only operations. We carry cargo for a variety of customers, including other international air carriers, freight-forwarding companies, export-oriented companies and individual consumers. Our cargo business is operated by both Avianca Cargo and Deprisa. In 2020, Avianca Cargo represented the largest cargo carrier in gross tons in Colombia, with 40.6% of market share according to Aeronautica Civil of Colombia. Additionally, Avianca Cargo ranked in the top two carriers of international freight in/out of Miami, with a 15.1% market share as stated in Miami International Airport’s Statistics.

Our international cargo operations are headquartered in Bogotá, and we have cargo operations in Medellín and Miami. The United States accounts for the majority of our cargo traffic to and from Latin America. In Latin America, our cargo operations focus on Colombia, Ecuador, Peru, Brazil, Mexico, Argentina and Chile. We operate from/to Europe through our passenger schedule services mainly to Madrid and Barcelona, and through our freighter service to Madrid, Amsterdam and Zaragoza. We also offer other destinations around the world through commercial agreements.

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

In 2020, our cargo capacity in terms of ATKs decreased by 24.4% and our RTKs decreased by 9.8% as compared to 2019. This resulted in a 11.1 percentage point increase in our cargo load factor, from 57.7% in 2019 to 68.7% in 2020. According to IATA, the load factor in 2020 in the international and the total market was 60.3% and 54.5%, respectively. Our performance reflects our strategy of freighter schedule optimization.

The following table sets forth certain of our cargo operating statistics for domestic and international routes for the periods indicated:

	2020	2019*	2018
Total ATKs (millions)	2,081	2,739	2,460
Total RTKs (millions)	1,429	1,579	1,40
Weight of cargo carried (thousands of tons)	535	602	563
Total cargo yield (cargo revenue/RTKs, in $)	0.37	0.32	0.39
Total cargo load factor	68.7%	57.7%	57.3%

*	Does not include Domestic Ecuador

Courier

We also offer domestic and international courier services under our Deprisa brand, which is widely recognized throughout Colombia. We are committed to providing optimal logistics solutions in domestic and international delivery of documents, packages and other merchandise. Deprisa is a significant player in the courier market with 124 points of sale 59 retail establishments in Colombia, with 758 domestic destinations and 225 international destinations. Deprisa offers a wide portfolio of products and superior delivery times via air and/or ground, with premium service offering delivery next day and standard services ranging from 24 to 96 hours.

Deprisa offers Avianca third-party logistics services complementary to transportation, such as storage, inventory control and global distribution of uniforms to employees.

Our courier revenue represented 2.7%, 1.3% and 1.3% of our total operating revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

LifeMiles Loyalty Business

We believe that our loyalty business enhances customer loyalty and brand recognition and is one of our key strengths in improving our profitability.

Launched in March 2011, our loyalty program LifeMiles has enhanced our brand recognition by providing superior customer service through member engagement and an outstanding miles-to-rewards ratio. Our LifeMiles program has enhanced loyalty to Avianca with approximately 10.1 million members as of December 31, 2020. With 13 Freddie Awards, LifeMiles is one of the most awarded programs in the Americas since 2013 and is the only Latin American program to have won a Freddie Award since 2012. LifeMiles’ 754 commercial partners include thousands of retail stores in core markets such as Colombia, El Salvador, Costa Rica and Guatemala, where members can earn and redeem their miles at the point of sale. These local coalitions strengthen engagement with members and allow members to earn miles on a higher percentage of their monthly spending. In addition, members using a LifeMiles credit card to pay for merchandise within the coalition can “double dip” (earn miles on their credit card and earn miles through the retailer) on the same transaction. As of December 31, 2020, approximately 565,000 co-branded credit cards were active. In addition to accelerated program growth and increased presence of both the Avianca and LifeMiles brands in the day to day lives of our members, our rapidly growing coalitions create increased demand for LifeMiles credit cards, as well as other LifeMiles products such as “Multiply Your Miles” and “Club LifeMiles.” As of December 31, 2020, we held 89.9% ownership stake in LifeMiles.

LifeMiles contributes to the strength of our primary business in key commercial markets and supports yields through miles-based voluntary up-sell incentives. LifeMiles generates revenue through the commercialization of miles, many of which we sell to banks. We have 23 co-branded credit card partner banks, and active mileage sales agreements with approximately 100 financial institutions.

LifeMiles’ expenses can be grouped into reward costs and overhead costs. Reward costs generally represent over 80% of LifeMiles’ cost base and the primary reward cost is airline tickets, in which LifeMiles is required to pay Avianca for tickets redeemed by LifeMiles’ members to fly on Avianca or any of its air partners. Other reward costs include hotel nights, rental cars, tours and merchandise via the LifeMiles rewards catalog and directly in our retail partners’ stores, among others. Overhead costs include, but are not limited to, investments in marketing, operational costs and information technology costs and salaries.

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

Since the program’s inception, LifeMiles members have generally demonstrated a willingness to pay higher average fares than those paid by non-members. We believe this is in part because of high customer satisfaction, increased passenger loyalty and because many of our business travelers, who frequently purchase more expensive, last-minute tickets, are typically also LifeMiles members. LifeMiles’ gross billings were $162 million, $333 million and $354 million in 2020, 2019 and 2018.

The following table sets forth certain operating statistics for LifeMiles:

	Year ended December 31,
	2020	2019	2018
Gross billings* (in millions of $)	162	333	354
Total members (in millions)	10.1	9.7	8.9
Active commercial partners (non-air)	754	586	515

*	Not a financial measure, Gross billings is a standard term in the loyalty business industry defined as the consideration received or receivable from the sale of miles, incentive payments and fees

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

Description of Avianca-Advent Transaction

On September 21, 2020, (a) Avianca Holdings S.A., (b) AV Loyalty Bermuda, Ltd., an exempted company limited by shares incorporated under the laws of Bermuda (the “LifeMiles Buyer”) and a wholly-owned subsidiary of Avianca Holdings S.A., and (c) AI Loyalty (Cayman) Limited, a corporation organized under the laws of the Cayman Islands (the “LifeMiles Seller”) and an affiliate of Advent International Corporation, entered into a Securities Purchase Agreement (the “LifeMiles SPA”), pursuant to which (i) the LifeMiles Seller agreed to sell to the LifeMiles Buyer, and the LifeMiles Buyer agreed to purchase form the LifeMiles Seller, 1,990 common shares of LifeMiles, representing 19.9% of the issued and outstanding common shares of LifeMiles (such shares, the “LifeMiles Purchased Shares”, and the purchase and sale of the LifeMiles Purchased Shares, the “LifeMiles Purchase”), (ii) the LifeMiles Seller granted to the LifeMiles Buyer an option to purchase from the LifeMiles Seller 1,010 common shares of LifeMiles representing 10.1% of the issued and outstanding common shares of LifeMiles (such shares, the “LifeMiles Option Shares”, and such purchase option, the “LifeMiles Call Option”), and (iii) the LifeMiles Buyer granted to the LifeMiles Seller an option to sell to the LifeMiles Buyer the LifeMiles Option Shares (such sell option, the “LifeMiles Put Option”).

The consideration payable by the LifeMiles Buyer to the LifeMiles Seller in connection with the LifeMiles Purchase comprised (i) $26.5 million in cash, plus (ii) $168.5 million in principal amount of “Tranche A-1 Loans” under that certain Debtor-in-Possession Credit Agreement, dated as of October 13, 2020, among Avianca Holdings, as debtor-in-possession, the guarantors party thereto, each of the several banks and other financial institutions or entities from time to time party thereto as lenders, and JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent (the “DIP Credit Agreement”), plus (iii) certain fees required to be paid pursuant to, and in the manner and at the time set forth in, that certain Letter Agreement, dated as of September 21, 2020, among Avianca Holdings, the LifeMiles Buyer and the LifeMiles Seller (the “Advent Fee Letter”).

The closing of the LifeMiles Purchase was consummated on October 13, 2020 (the “LifeMiles Purchase Closing”). Upon consummation of the LifeMiles Purchase Closing, the LifeMiles Buyer increased its stake in LifeMiles from 70% to 89.9% of the issued and outstanding common shares of LifeMiles and the LifeMiles Seller reduced its stake in LifeMiles from 30% to 10.1% of the issued and outstanding common shares of LifeMiles. In addition, upon consummation of the LifeMiles Purchase Closing, among other things, LifeMiles, Avianca Holdings, the LifeMiles Buyer and the LifeMiles Seller entered into an amended and restated shareholders’ agreement of LifeMiles (the “LifeMiles A&R Shareholders Agreement”). The LifeMiles A&R Shareholders Agreement provides for certain governance rights, certain transfer restrictions, certain information rights, a certain dividend policy, a minimum cash policy and certain other matters.

The LifeMiles Call Option is exercisable by the LifeMiles Buyer at any time following the LifeMiles Purchase Closing and until September 1, 2022. The LifeMiles Put Option is exercisable by the LifeMiles Seller at any time from and after August 19, 2022; provided that, if certain events take place, the LifeMiles Put Option is exercisable by the LifeMiles Seller at any time following the occurrence of any such events. The consideration payable by the LifeMiles Buyer to the LifeMiles Seller in connection with the LifeMiles Call Option or the LifeMiles Put Option, as applicable, consists of (i) $5.0 million in cash, plus (ii) interest accrued thereon during the period commencing on the date of the LifeMiles Purchase Closing and ending on the date immediately prior to the date of consummation of the LifeMiles Call Option or the LifeMiles Put Option, as applicable, at a rate per annum equal to the interest rate applicable to the “Tranche A-1 Loans” under the DIP Credit Agreement (including the applicable interest rate if interest on the “Tranche A-1 Loans” is paid in kind), plus (iii) fees (calculated in respect of the amount set forth in clause (i) of this sentence) equivalent to those payable to the LifeMiles Seller under the DIP Credit Agreement and the Advent Fee Letter with respect to the “Tranche A-1 Loans” under the DIP Credit Agreement held by the LifeMiles Seller. As of the date of this annual report, neither the LifeMiles Call Option nor the LifeMiles Put Option has been exercised.

For more information on the Avianca Advent transaction, see note 25 to our audited consolidated financial statements as of and for the year ended December 31, 2020, included elsewhere in this annual report.

Ancillary Services

We provide certain passenger ancillary services that complement our passenger and cargo business and further diversify our sources of revenue. Revenue from passenger ancillary services primarily comprises sales of LifeMiles program rewards to commercial partners and members of the program (net of the value of the underlying rewards which, when redeemed, are recognized as passenger revenue), air transport-related services such as maintenance, crew training and other airport services provided to third party carriers through our Avianca Services division, service charges, ticket penalties, aircraft and property leases, marketing rebates, duty-free sales and charter flights.

Revenue from ancillary services, which are part of our passenger related operating revenue, accounted for 3.2%, 3.2% and 4.0% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Seasonality

As a consequence of the COVID-19 pandemic, the governments of Colombia and other countries in which we operate, have temporarily suspended international and some domestic passenger operations. As a result of these measures, Avianca experienced a decrease in passenger income compared to previous periods.

Normally, the results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). However, fluctuations in high holiday demand will be affected by the gradual recovery of passenger confidence in the wake of the pandemic.

In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March, and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter.

In a regular year, prior to the COVID-19 pandemic, our operating results generally fluctuate from quarter to quarter due to seasonality. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and during holidays in the fourth quarter (principally in December) and the southern hemisphere’s summer season in January. In addition, our first and second quarter results are influenced by whether Holy Week falls in March or April.

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

Sales and Distribution

We strive to maintain a sophisticated sales process and a multichannel strategy with extended customer reach. We sell our products through the following primary distribution channels: (i) our website, (ii) our mobile app, (iii) call centers, (iv) airport stations, (v) free-standing stores, (vi) direct agents and (vii) third parties such as travel agents, including through their websites. We strive to increase the share of more profitable corporate travel agencies and to increase e-commerce penetration, thereby bypassing more expensive distribution. Direct internet bookings by our customers represent our lowest cost distribution channel. In addition, 30.0% of all sales were generated by online channels in 2020, which creates significant cost savings for us. We intend to continue working to increase sales through online channels, in particular sales through our website and our mobile app, as these sales are more cost-efficient and involve lower distribution costs than sales through travel agencies.

We intend to continue consolidating our global agreements with major corporations, aiming to become the preferred corporate carrier in Latin America, and continue working closely with tourism boards to drive growth for both leisure and corporate travelers.

Set forth below is key data with respect to our main sales distribution channels in 2020:

•	Ticket and ancillary sales through direct ticket offices (airport ticket offices and city ticket offices) in Colombia and abroad accounted for 6.4% of our sales.

•	Ticket and ancillary sales through our direct agents, which are third-party agents that work for us on an exclusive basis, accounted for 2.1% of our sales.

•

Ticket and ancillary sales through our linked call centers, which are located in Colombia and El Salvador and handle reservations and sales calls with a reliable 24/7 customer service model, accounted for 4.5% of our sales. These call centers are linked to Getcom and are dedicated as a direct sales channel.

•	Ticket and ancillary sales through our website portals and mobile app accounted for 29.7% of our sales.

•	Ticket and ancillary sales through indirect channels accounted for 56.9% of our sales.

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

The following table sets forth our firm contractual deliveries scheduled as of March 31, 2021 through 2029:

Aircraft Type	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Boeing 787-9	—	—	—	2	—	—	—	—	—	2
Airbus A320neo	—	—	—	—	20	20	20	20	8	88
A320neo (BOC)	—	—	2	8	—	—	—	—	—	10

Total	—	—	2	10	20	20	20	20	8	100

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected or renegotiated. In addition, our fleet plan is subject to developments in our Chapter 11 proceedings.

General

As of December 31, 2020, we operated a fleet comprising 143 aircraft 132 passenger aircraft and 11 cargo aircraft), 82 of which were owned, 61 of which were subject to long-term leases and one under a short-term wet lease. For our freight operations, as of December 31, 2020 we operated two 767F-200S, six Airbus A330F and three A300F. As of December 31, 2020, the average age of our operating passenger fleet was 8.11 years.

The following table sets forth the composition of our operating fleet as of December 31, 2020:

	Number of aircraft
	Total	Owned and finance leases	Operating leases	Average age (years)	Seating capacity
Jets
Airbus A319	13	11	2	11.62	120
Airbus A319S	10	10	—	6.07	120
Airbus A320	42	19	23	10.73	150
Airbus A320S	13	3	10	6.05	150
Airbus A320neo	10	3	7	2.27	153
Airbus A321	2	1	1	13.29	194
Airbus A321S	9	4	5	6.08	194
Airbus A321neo	2	—	2	3.27	195
Airbus A330	7	1	6	9.60	252
Boeing B787	13	8	5	4.77	250

	Number of aircraft
	Total	Owned and finance leases	Operating leases	Average age (years)	Seating capacity
Turboprop
ATR72	11	11	—	6.79	68
Cargo
Airbus A330F	6	6	—	7.20	60 tons
Airbus A300F	3	4	—	27.20	40 tons
Boeing 767-200F	2	2	—	33.60	40 tons

Total	143	82	61

The following table sets forth the scheduled expirations of our aircraft leases as of December 31, 2020:

Aircraft Type	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Airbus A319	—	—	2	—	—	—	—	—	—	—	—	2
Airbus A320	1	2	—	4	7	1	3	2	2	1	—	23
Airbus A320S	—	—	1	2	4	2	1	—	—	—	—	10
Airbus A320neo	—	—	—	—	—	2	—	2	—	—	3	7
Airbus A321	1	—	—	—	—	—	—	—	—	—	—	1
Airbus A321S	—	—	1	—	—	4	—	—	—	—	—	5
Airbus A321neo	—	—	—	—	—	—	—	—	2	—	—	2
Airbus A330	1	—	1	2	2	—	—	—	—	—	—	6
Boeing B787-8	—	1	1	2	—	1	—	—	—	—	—	5
Boeing B787-9	—	—	—	—	—	—	—	—	1	—	—	1

Total	3	3	6	10	13	10	4	4	5	1	3	62

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

Of the 84 operating aircraft that we own or finance through financial debt, 89.3% are financed through commercial bank financing and some of these aircraft are supported by ECA financing and others under a private placement vehicle through guaranteed notes and loans. The average rate of these financings was 3.67% as of December 31, 2020.

In the context of our Chapter 11 proceedings, we are operating our aircraft under power by the hour lease agreements. Further, certain of these agreements may be rejected or renegotiated throughout the Chapter 11 process.

Maintenance

General

Aircraft maintenance, repair and overhaul are critical to the safety and comfort of our customers and the optimization of our fleet utilization.

Our maintenance facilities are located in Bogotá, Rionegro, Guatemala City San Salvador and can perform line maintenance, heavy maintenance (except in Guatemala City and San Salvador), components maintenance, non-destructive tests and specialized services, which include scheduled and unscheduled aircraft maintenance checks, including pre-flight, daily and overnight checks, “A-checks” and any diagnostics and routine repairs, as well as heavy airframe checks, including “C-checks” and structural checks.

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

As of December 31, 2020, we employed 2,483 maintenance professionals, including administrative staff engineers, supervisors, technicians and inspectors. Each of our certified maintenance professionals is trained in maintenance procedures, completes our in-house training program and is licensed by the local authorities of the relevant country and, in many cases, by the FAA.

Maintenance Hangars

We have eight maintenance hangars, three of which are in Bogotá (one that can accommodate wide body planes such as a Boeing 787/A330 and two that can accommodate narrow body planes), three of which are at the Rionegro Airport, one of which is in Guatemala and one in El Salvador used for line maintenance. We provide third party maintenance in Rionegro and Bogotá hangars.

Certifications

Our satellite repair station in Bogotá, our principal repair station in Rionegro, and our Aviateca repair stations in Guatemala City, and El Salvador have certifications that allow us to perform maintenance on aircraft in these countries.

We are subject to approximately 74 annual audits by the aviation authorities in the countries in which we operate (including self-audits), in order to ensure that our maintenance procedures comply with the best practices and standards in the industry.

Operational Training Center

We use an operational training center located close to Bogotá’s El Dorado International Airport for pilots, flight attendants and technicians, as well as for administrative employees. The student population is approximately 600 per day. The operational training center has six full-flight simulators for A320, A320neo A330, ATR, B787. These simulators are operated by CAE, an independent third party that lease us 2.531 square meters paying approximately $40.000 per month. The cost of training services for us is approximately $840,000 per month. Upon the conclusion of the services agreement’s term in 2034, we have the option to repurchase the operational training center, which we sold to CAE in 2019.

Fuel

Aircraft fuel prices comprise a variable and a fixed component. The variable component is set by the fuel refinery, reflects international price fluctuations for oil and exchange rates and is re-set monthly in the Colombian market. The fixed component is a spread charged by the fuel supplier and is usually a fixed cost per liter during the term of the contract.

Fuel costs represented 14.4%, 23.4% and 26.0% of our operating expenses in 2020, 2019 and 2018, respectively.

The following tables set forth certain information regarding our fuel consumption for the periods indicated:

	Year ended December 31,
	2020	2019	2018
Average price per gallon of jet fuel into plane (net of hedge) (in dollars)	1.86	2.25	2.34
Gallons consumed (in thousands)	180,737	534.0	518,248

	Year ended December 31,
	2020	2019	2018
Average price per gallon of jet fuel into plane (net of hedge) (in dollars)	1.86	2.25	2.34
Gallons consumed (in thousands)	134.258	495,237	447,946
ASKs (in millions)	14,383	54,410	53,310
Gallons per ASK (in thousands)	9.3	9.1	9.2

Except for ASKs, data in the table does not include regional operations in Central America or cargo operations.

Our fuel distributor in Bogotá is Terpel. Terpel supplied us with 96.46%, 85.1% and 85.0% of our fuel needs in Colombia in 2020, 2019 and 2018, respectively, and 44.35%, 38.0% and 37.0% of our total fuel consumption. While Terpel is our primary fuel supplier in Colombia, there are three additional suppliers in certain Colombian regional airports, which distribute approximately 4% of the remaining volume in the country. Our fuel supply contracts have terms until October 31, 2021.

For information on the volatility of fuel prices, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry—Volatility in our fuel costs or disruptions in our fuel supply would materially and adversely affect our operating results” “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel.” In order to protect ourselves against volatile fuel prices, we have entered into derivative futures, forwards or options contracts in the past and may do so again. We also may negotiate customized hedging products with fuel distributors. As of December 31, 2020, we did not have hedges in force of our projected consumption for 2021 through derivative instruments.

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

We strive to achieve the highest marketing impact at the lowest cost through efficient and effective marketing and advertising strategies with activities that include television, print, radio, billboards and digital media (including social media), as well as targeted public relations events in the cities to which we fly. As corporate travelers constitute an important part of our clientele, representing 22.9% of our revenue in 2020, we promote our services to these customers by conveying the reliability, convenience and consistency of our services and offering value-added services such as convention and conference travel arrangements. We also target large Colombian and multinational corporations that do business in Colombia by offering rewards that may be used towards the purchase of Avianca tickets, upgrades, excess baggage fees and other services. As travelers’ habits evolve and the technologies they use change, we continuously adjust our marketing and advertising techniques and tools. We invest in innovative digital marketing tools to efficiently reach current and prospective customers and maximize our sales and returns.

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

In 2020, we were chosen as the “Best Airline in Colombia” and as the airline with the “Best Comfort and Food on board in Latin America” by the Kayak TravelAwards. In addition, we were rated by our passengers and awarded by the Airline Passenger Experience Association (“APEX”) as a Five Star Major Official Airline. Moreover, Avianca received a recognition for the fourth year in a row by the Dow Jones Sustainability Index—MILA Pacific Alliance. This index represents companies’ commitment to sustainable management, addressing the best financial, social and environmental management practices relevant to the investor community. Avianca is therefore one of the leading companies due to its corporate sustainability performance, and it is in seventh place among the most sustainable airlines in the world according to the index.

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

Low-cost carriers’ operations are typically characterized by point-to-point route networks focusing on the highest-demand city pairs, high aircraft utilization, single-class service and fewer in-flight amenities. Our business model is based on efficiency, great network and a good, safe and flexible product. However, as low-cost carriers continue to penetrate our markets, downward pressure on the fares we charge could have a material adverse effect on our financial condition and results of operations. As such, we are building on our core strengths, including our strong operational performance, higher capacity, brand, market leadership position in the Latin American airline market, our membership in Star Alliance and the strength of the LifeMiles program, while improving our cost structure and providing our customers options with more point-to-point routes, in order to emerge from Chapter 11 as an elite competitor for years to come.

Commercial Airlines

Domestic Competition in Colombia

In the domestic Colombian passenger market, we compete primarily with LATAM, VivaAir, EasyFly, Satena and Wingo. We are the largest carrier with a share of 46.5% of the domestic Colombian passenger market in 2020, according to data provided by the CCAA.

According to the CCAA, in 2020, the market share of our largest competitor, LATAM, was approximately 21.6%; VivaAir had approximately 18.0%; Wingo had approximately 1.9%; Easyfly had approximately 7.3%; and Satena (a government-owned regional carrier) had approximately 4.1%.

Domestic Competition in Ecuador

In the domestic Ecuadorian passenger market, we compete primarily with LATAM. As of December 31, 2020, we operated six routes to six destinations and in 2020 we had 35.8% of market share, while LATAM had 50.7% and Tame Airlines had 13.5%.

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

With respect to our domestic Colombian cargo operations, our main competitors are domestic freighter operators such as Aerosucre, AerCaribe, LAS and LATAM, which have large cargo operations at El Dorado Airport and provide similar coverage as us. In 2020, our airfreight market share according to Aeronautica Civil was 22% driven by reduction in passenger aircraft capacity due to Covid-19 and mainly due to ground transportation migration operated by Deprisa. The Colombian courier market is highly competitive and dispersed, largely due to the presence of informal and urban messenger players such as Rappi, Mensajeros Urbanos and Cabify Express. Our main competitors in the domestic Colombian courier market are Servientrega, Coordinadora, TCC, Envia, Interrapidísimo and 4/72. Deprisa also competes with FedEx, UPS and DHL in the international courier market.

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

The formal retail sector in our core markets is relatively concentrated and most major players have well-established customer loyalty programs that are embedded within their retail operations. In Colombia, Exito, the country’s largest retailer, has the Puntos Colombia loyalty program in partnership with Bancolombia. Similar to proprietary rewards credit card programs, we expect LifeMiles to compete and simultaneously partner with Puntos Colombia, generating gross billings through miles conversion. We have similar arrangements with Bonus in Peru and other proprietary retail loyalty programs and service providers in the region. We compete with other key retailers including Olímpica, La 14, D1 and Jerónimo Martins in Colombia, Falabella, InRetail and Cencosud in Peru and Walmart in Central America.

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

From the beginning of the pandemic, Avianca defined measures focused on: prevention of contagion, use of personal protective equipment, and cleaning and disinfection processes.

Following the recommendations of the health authorities and the International Air Transport Association (IATA), we worked on how our aircraft, passengers and crews could safely return to the skies. We reinforced our security protocols, adapting them to the new reality in order to guarantee a safe restart of operations. Our new biosecurity protocols achieved certification by the authorities and official bodies in our main markets, with 100% ratings and seeks to make passengers feel safe during the purchase, check-in, documentation, boarding, flight and baggage claim processes.

These biosecurity protocols include continuous disinfection and cleaning of aircraft, social distancing and the use of elements for the care and protection of personnel on board and on the ground, among others. The airline’s personnel -on the ground and on board- are duly prepared to detect possible alerts and act according to established security protocols before boarding, during the flight and after landing. In addition, our aircraft are equipped with HEPA filters, which capture 99.97% of airborne microbes, and the cabin air system allows the air to be renewed every two to three minutes.

Security

We are subject to the security regulations of each of the countries in which we operate.

Our security director reports to our vice president of flight operations and security and works within the framework of the security management system designed by IATA. Our director of aviation and corporate security works closely with all areas to ensure regulatory compliance in security matters, as well as with authorities to identify and neutralize internal drug trafficking and money laundering related schemes.

As part of our security measures, we have (i) adopted a code of conduct that is signed by all employees (ii) adopted a hiring process that includes background checks, home visits, psychological evaluations, integrity tests and polygraph tests (where it´s allowed); (iii) implemented periodic dissemination of corporate security policies and communications of security matters to personnel; (iv) restructured procedures related to baggage, passenger identification, screening of transit passengers and inspection of baggage on United States-bound flights; (v) Process improvement and optimization of the use of inspection technicians under the supervision of security agents the level of supervision and training for security coordinators, guaranteed the training for interviewing process and the security controls in areas such as catering and baggage; (vi) Process improvement and optimization of the use of inspection technicians under the supervision of security agents and, as often as possible, the Colombian anti-narcotics police, to conduct detailed inspections of aircraft before departing to the United States; (vii) improved the training of x-ray operators; (viii) implemented a response procedure for security incidents on flights to the United States, including investigations, depositions sanctions and polygraph tests for specific cases, including the creation of an internal investigations office with personnel and support from the Colombian police and judicial authorities; and (ix) implementation of quality control activities, risk management as part of monitoring compliance with security procedures following the Security Management System (SeMS).

We work with Central American, South American, European and U.S. authorities to implement interdiction measures, which, in 2020, resulted in the seizure of 1,228 kilograms of illegal substances our security operating procedures are periodically subject to internal and external audits. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may incur substantial compliance costs and face sanctions if we fail to comply with U.S. and other international drug trafficking laws.”

Airport Facilities

Our operations are focused out of our hubs at Bogotá’s El Dorado International Airport and El Salvador’s International Airport. In 2020, we operated from 65 airports in the Americas and Europe, including 25 airports in Colombia. We lease check-in space, gates, crew lounges, maintenance, warehouses, sales and VIP lounge space throughout our network.

Colombia: El Dorado International Airport

In April 2018, we fully migrated our domestic operations to El Dorado International Airport which, in 2019, operated 122,598 domestic flights and 49,691 international flights. In 2020, we operated an average of 109 domestic flights and 49 international flights per day, representing approximately 89% of our Colombian domestic flights and approximately 46% of our total international flights that either departed from or arrived at El Dorado International Airport.

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

El Salvador: El Salvador International Airport Monseñor Oscar Arnulfo Romero y Galdámez

El Salvador International Airport is located approximately 41 kilometers from the country’s capital, San Salvador. Avianca carried nearly 0.6 million passengers in El Salvador in 2020, 36% of which connected to one of our 16 destinations offered from this hub.

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

Insurance

We maintain insurance policies covering property damage, third-party liability, automobile liability, director and officer liability, professional liability, commercial crime, health, life, aviation, cargo, fidelity surety among other liabilities, with reputable insurance companies.

We have obtained the insurance coverage required by the terms of our leasing and financing agreements and believe our insurance coverage is consistent with airline industry standards and appropriate to protect us from material loss in light of the activities we conduct. In 2020, we paid $34.7 million in insurance premiums and had a total insured value of $7.2 billion.

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

To identify our Colombian courier services, we use the DEPRISA trademark under a license agreement with our Panamanian subsidiary company, International Trade Marks Agency Inc. To identify international courier services from the United States to Colombia, we use the Avianca Express trademark under a license agreement; we also have a franchise agreement by which we use this trademark to commercialize courier services from Spain and UK to some Andean countries. We began using the Avianca Cargo trademark to identify international cargo services provided by our subsidiary company Tampa Cargo and by the different airlines of Grupo Taca. We use the LifeMiles trademark, a registered trademark of our subsidiary LifeMiles Ltd., to identify our loyalty program. In 2019, we terminated our trademark agreements with Oceanair (which operated as Avianca Brasil) and with Avian Lineas Aereas S.A. in Argentina. As of the date of this annual report, we do not license our trademarks to any third parties.

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

Authorizations and Licenses

The Colombian aviation market is heavily regulated by the Colombian Civil Aviation Authority (CCAA). For domestic and international aviation, airlines must present feasibility studies to obtain specific traffic rights. In Colombia, Avianca operates air transport services on international and domestic routes, Avianca Express is a domestic carrier of air transport services on secondary routes and Tampa Cargo is a carrier of commercial cargo air transport service. Under Colombian law, Avianca Costa Rica, Avianca Ecuador and Taca International Airlines are considered foreign airlines and thus have to meet the requirements established by their respective countries and the bilateral agreements between Colombia and these countries.

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

Colombian law requires airlines providing commercial passenger service in Colombia to maintain an Operation and Air Transportation Certificate (Certificado de Operación y Transporte Aéreo) and Operational Specifications issued by the CCAA. The Operation and Air Transportation Certificate lists the airline’s routes, equipment used and capacity and frequency of flights. This certificate must be updated each time a carrier acquires new aircraft, or when routes or the frequency of service to a particular destination are modified. A public hearing before the director of the CCAA and the members of the Commercial Aviation Projects Evaluating Committee (Comité Evaluador de Proyectos Aerocomerciales) of the CCAA is required to determine the necessity of modifying an airline’s Operation and Air Transportation Certificate, except in the Andean region and to add routes to an operational permit already granted in Colombia. Colombian law also requires airlines providing commercial passenger service in Colombia to maintain for each aircraft an Airworthiness Certificate (Certificado de Aeronavegabilidad) issued by the CCAA.

Colombian law requires that aircraft operated by national carriers be registered with the Colombian National Aviation Registry (Registro Aeronáutico Nacional) kept by the CCAA, and that the aforementioned certify the air-worthiness of each aircraft in Avianca’s fleet.

Furthermore, Colombian airlines are subject to the authority of the Colombian Transportation Superintendency (Superintendencia de Transportes), which is part of the Ministry of Transportation (Ministerio de Transporte). The Colombian Transportation Superintendency is in charge of the evaluation of the financial and managerial aspects of each airline, among other things.

Under Colombian commercial law, air transportation is considered a public service and, therefore, certain elements of the general conditions of carriage entered into by airlines and passengers are expressly covered under law and/or approved by the CCAA. For instance, if a carrier decides to include a new condition on its general conditions of carriage, it must request prior approval of the CCAA. However, some elements cannot be modified, such as carrier liability with respect to domestic service, regulated by Article 1180 of the Colombian Commercial Code and the Convention for the Unification of Certain Rules for International Carriage by Air, signed in Montreal, Canada on May 28, 1999 (Montreal Convention) for International Service.

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

In addition, Colombian regulations (Reglamentos de Colombia – RAC) set forth a general environmental policy establishing that the CCAA must comply with Colombian environmental regulations, including the environmental license issued by Colombia’s National Authority of Environmental Licenses (Autoridad Nacional De Licencias Ambientales – ANLA), and must require the compliance of parties involved in the Colombian civil aviation industry. The RAC includes provisions and guidelines relating to noise and effluents that must be respected when providing aviation services. The RAC requires that noise levels be kept on or below the levels established under Colombian law. Compliance is evidenced by means of a certificate (certificado de homologación de ruido) that must be obtained for each aircraft from the CCAA or the competent authority of each country member of ICAO. If noise levels exceed the limits, the CCAA has the power and authority to sanction and penalize carriers with fines.

If the CCAA determines that our operations or facilities do not meet the RAC standards or otherwise fail to comply with Colombian environmental regulations, we could be subject to a fine. In February 2020 the ISO 14001:2015 certificate obtained in December 2019 was maintained, this is a certificate of correct environmental management and compliance for our MRO hangar and support facilities at Rionegro, Colombia given by the Colombian standardization body ICONTEC, as a duly accredited entity, in the 2020 audit we included and certificated the administrative and training activities at our Administrative and our Operational Excellence Center- in Bogotá. In the coming years we expect to maintain these environmental quality certifications and increase the number of certified facilities. We have also prepared environmental management programs designed to ensure our compliance with environmental regulations, including the requirements of the RAC. While we do not believe that compliance with these or other environmental regulations that may be applicable to us will expose us to material expenditures, compliance could increase our costs and adversely affect our operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of other ways.

Currently, there is an operational restriction on overflight in Bogotá between 12 p.m. and 6 a.m. For this reason, the South and North runways of El Dorado International Airport are limited to takeoffs in the East – West direction and landings in the West – East direction. In addition, operations from the South runway of the El Dorado International Airport have limited overflights in Bogotá between 10:00 p.m. and 12:00 p.m., with certain exceptions, in order to comply with noise abatement procedures.

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

Colombia is party to a multilateral agreement known as Andean Community CAN, between Bolivia, Ecuador, Peru and Colombia, which, among other things, allows airlines from these countries to operate between them without limitation on international flights. No cabotage is allowed. Colombia is also party to an Air Transport

Agreement and/or Memorandum of Understanding with the following countries: Germany, French Antilles, Saudi Arabia, Argentina, Aruba, Australia, Austria, Bahamas, Barbados, Belgium, Brazil, Cabo Verde, Canada, Chile, China, Korea, Costa Rica, Cuba, Curaçao, Denmark, Norway, Sweden, Ecuador, El Salvador, United Arab Emirates, Spain, Ethiopia, Finland, France, Greece, Guatemala, Holland, India, Iceland, Israel, Italy, Jamaica, Jordan, Kenya, Luxemburg, Morocco, Mexico, New Zealand, Panama, Paraguay, Portugal, Qatar, United Kingdom, United States, Dominican Republic, Rwanda, Seychelles, Singapore, Switzerland, South Africa, Surinam, Turkey, Uruguay, Latvia, Czech Republic, Cyprus, Poland, Kuwait, Ghana, Antigua and Barbuda, Guyana, Zambia and Venezuela.

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

As an additional protection to ensure compliance with our principal bilateral agreements, the Amended and Restated Joint Action Agreement provides that, subject to certain exceptions, no holder of common shares shall, or shall permit any of its affiliates or owners to directly or indirectly make, solicit or permit any sale, transfer, assignment or other disposition of, or create, incur or assume any lien with respect to, any capital stock owned by such shareholder, affiliate or owner to a non-permitted holder. For this purpose, a non-permitted holder is (among other things) a person whose ownership of securities of the Company would violate applicable law or would cause the Company or any of its subsidiaries to no longer comply with local ownership restrictions or aviation bilateral treaties that govern the Company’s or its subsidiaries’ operations.

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

By means of Legislative Decree No. 126 dated September 1972, Taca International was named as a national air carrier, for the effect of being considered as such in the countries where it provides or is willing to provide air transport services. Effective legal control and principal place of business remains in El Salvador.

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

El Salvador is party to a multilateral agreement known as CA-4 with Guatemala, Honduras and Nicaragua, which allows airlines from these countries to operate between them as if they were domestic flights. No cabotage is allowed. El Salvador is also party to air transport agreements or memoranda of understanding with the following countries: Spain, Mexico, United Kingdom, Cuba, China (Taiwan), Ecuador, the United Arab Emirates, Turkey, Chile, Colombia, Canada, United States, Panamá and Qatar, CA4 (Guatemala, Honduras, El Salvador and Nicaragua), as well as of the Caribbean States Association (Asociación de Estados del Caribe).

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

In February 2020, our ISO 14.001:2015 certificate for our maintenance and support facilities at Quito and Guayaquil in Ecuador was confirmed by the Colombian standardization body ICONTEC. We expect to maintain these environmental quality certifications and increase the number of certified facilities. We have also prepared environmental management programs designed to ensure our compliance with environmental regulations. While we do not believe that compliance with these or other environmental regulations that may be applicable to us will expose us to material expenditures, compliance could increase our expenses and adversely affect our operations and financial results. If the Ecuadorian DGAC determines that our operations or facilities do not meet the RDAC standards or otherwise fail to comply with Ecuadorian environmental regulations, we could be subject to fines.

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

U.S. Regulation of Airline Flights

The provision of foreign air transportation (i.e., the transportation of persons, property or mail by aircraft as a common carrier between a place in the United States and a place outside the United States) by non-U.S. airlines is subject to several U.S. laws and regulations and falls under the jurisdiction of a number of federal agencies. In order for a non-U.S. airline to provide scheduled or charter service to the United States, it must have economic route authority from the DOT (in the form of a foreign air carrier permit or exemption authority), safety authority from the FAA (in the form of operations specifications) and a Transportation Security Administration (“TSA”) approved model security program addressing aviation security. Additionally, non-U.S. airlines serving the United States are subject to extensive aviation consumer protection regulations of the DOT under its statutory authority to prohibit unfair and deceptive practices and unfair methods of competition in air transportation or the sale of air transportation, as well as various civil rights requirements of the DOT, including access to air travel for persons with disabilities and anti-discrimination laws. Moreover, non-U.S. airlines are subject to ongoing aviation security directives imposed by the TSA, and border security, customs, immigration and agriculture inspection requirements administered by U.S. Customs and Border Protection (“CBP”) and the Animal Plant and Health Inspection Service (“APHIS”). Both TSA and CBP are agencies within the U.S. Department of Homeland Security, while APHIS is within the U.S. Department of Agriculture (“DOA”). Each of the DOT, FAA, TSA, CBP and DOA have authority to investigate and institute proceedings to enforce their regulations and assess civil penalties and/or suspend or revoke permits, licenses or authorizations for violations of those regulations. Our carriers serving the United States, including Avianca (Colombia), Tampa Cargo (Colombia), Taca International (El Salvador) and Avianca Costa Rica (Costa Rica), hold various permits, licenses and authorizations issued by the foregoing federal agencies, and the modification, suspension or revocation of such licenses or authorizations could have a material adverse effect on us.

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

Avianca, Taca and Avianca Costa Rica also hold exemption authority from the DOT permitting them to jointly use the trade name “Avianca” and use the “AV” designator code in their services in foreign air transportation to and from the United States.

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

A number of our carriers serving the United States also participate in code-sharing operations on such flights, wherein a carrier’s designator code is used to identify a flight operated by another carrier. For example, a number of scheduled flights that our carriers operate to and from the United States display the “UA” designator code of United Airlines and, as noted above, Taca and Avianca Costa Rica, when operating scheduled flights to and from the United States, display the “AV” designator code of Avianca. To engage in code-sharing on flights to and from the United States, the operating carrier must hold a DOT statement of authorization issued under 14 C.F.R. Part 212, with such approval subject to various conditions. Our carriers that display the code of another carrier on flights operated to and from the United States hold all required DOT statements of authorization to engage in such arrangements. We believe the operations of our carriers serving the United States are in material compliance with DOT requirements.

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

Additionally, under the FAA’s International Aviation Safety Assessments (“IASA”) program, the FAA periodically assesses another country’s oversight of its air carriers that operate, or seek to operate, into the United States, or engage in code-sharing with a U.S. carrier, to determine whether the oversight complies with safety standards established by the ICAO and, if so, assigns the country a Category 1 rating. Each of the homelands for our carriers that operate to and from the United States is currently rated Category 1 by the FAA. As a result, carriers from Category 1 rated homelands may continue or expand their U.S. services without restriction and engage in reciprocal code-sharing arrangements with U.S. carriers.

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

The following is a simplified organizational chart showing our principal subsidiaries as of December 31, 2020:

We are a holding company and operate through Avianca, Tampa Cargo, Avianca Costa Rica, Avianca Ecuador and Taca International, which are our operating airline subsidiaries in Colombia, Costa Rica, Peru, Ecuador and El Salvador, respectively. Grupo Taca Holdings Limited is a holding company positioned between Avianca Holdings and certain of our operating subsidiaries.

For a description of our loyalty business, operated by LifeMiles, see “—B. Business Overview—Cargo and Courier Operations —LifeMiles Loyalty Business.”

D.	Property, Plant and Equipment

We lease our principal administrative offices and operational training center in Bogotá and our maintenance center in Rionegro. The duration of our lease agreements varies but in most cases are long-term leases with monthly rent obligations. For more information on our property, plant and equipment, see note 14 to our audited consolidated financial statements as of and for the year ended December 31, 2020, included elsewhere in this annual report.

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

Principal Factors Affecting our Results of Operations

Chapter 11 Proceedings

Our results of operations and our ability to continue as a going concern depend on developments relating to our Chapter 11 proceedings. On May 10, 2020, Avianca Holdings S.A. as debtor-in possession and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. §§ 101 et seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). On September 21, 2020, AV Loyalty Bermuda Ltd. and Aviacorp Enterprises S.A. also filed for voluntary petitions for Chapter 11 relief under Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

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

Macroeconomic Factors

We are generally affected by economic conditions in the main countries in which we operate: Colombia, El Salvador and Ecuador. Macroeconomic conditions in these countries affect demand for our services and exchange rates, especially against the U.S. dollar, affect our financing costs and our exposure to fuel prices, which are denominated in U.S. dollars.

The following table sets forth real GDP growth, inflation rates, average interest rates and foreign exchange rates in Colombia, Ecuador and El Salvador for the periods indicated:

	For the year ended December 31,
	2020	2019	2018
GDP growth
Colombia	(6.8)%	3.3%	2.5%
Ecuador	(7.5)%	(0.5)%	1.4%
El Salvador	(8.6)%	2.4%	2.4%
Inflation
Colombia	2.5%	3.5%	3.2%
Ecuador	(0.3)%	0.4%	(0.2)%
El Salvador	0.2%	0.1%	1.1%
Interest rates
Colombia	1.75%	4.25%	4.25%
Ecuador	0.20%	0.20%	0.20%
El Salvador	(0.10)%	0.0%	0.4%

	For the year ended December 31,
	2020	2019	2018
Currency appreciation/(depreciation) in relation to the U.S. dollar
Colombia	4.7%	0.8%	8.9%
Ecuador*	0.0%	0.0%	0.0%
El Salvador*	0.0%	0.0%	0.0%
Period-end exchange rate per US$1.00
Colombia	$3,432.50	$3,277.14	$3,249.75
Ecuador	$25,000	$25,000	$25,000
El Salvador	$8.75	$8.75	$8.75
Average exchange rate per US$1.00
Colombia	$3,693	$3,281.01	$2,956.43
Ecuador	$25.00	$25,000	$25,000
El Salvador	$8.75	$8.75	$8.75

Sources: SFC and Bloomberg LLP.

*	Ecuador’s currency is the U.S. dollar

For additional information on how macroeconomic conditions in these key countries affect us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Ecuador, Central America, and Other Countries in which We Operate.”

Changes in Foreign Exchange Rates

Our consolidated financial statements are presented in U.S. dollars. However, a portion of our operating revenue and expenses is denominated in currencies other than the U.S. dollar, thereby exposing us to foreign exchange variation in translating our results denominated in other currencies into U.S. dollars, mainly in relation to the Colombian peso. Depreciation of these foreign currencies against the U.S. dollar affect our results of operations because many of our expenses, including aircraft and fuel expenses, are denominated in U.S. dollars. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Ecuador, Central America, and Other Countries in which We Operate—Fluctuations in foreign exchange rates and restrictions on currency exchange could adversely affect us.”

Fuel Prices

Aircraft fuel expenses constitute a significant portion of our total operating expenses, representing 14.4%, 23.3% and 26.0% of our total operating expenses in 2020, 2019 and 2018, respectively. International and local fuel prices are subject to wide price fluctuations and, in some cases, sudden disruptions, based on geopolitical issues and supply and demand as well as market speculation. When fuel prices decrease, we may be exposed to losses on our hedge contracts, which can partially offset savings in fuel expenses. On the other hand, our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. We may not be able to adjust our fares adequately or otherwise respond quickly to protect us from volatility in fuel prices.

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

We recognize fares for unused tickets that are expected to expire as revenue based on historical data, experience and the impact of COVID-19 in the future trend of use of tickets by passengers. We perform periodic evaluations of our air traffic liability relating to unused tickets, and we record any resulting adjustments to revenue, which can be significant, in our consolidated statement of comprehensive income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns, which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. We evaluate these estimates and assumptions and adjust air traffic liability and passenger revenues as necessary.

Under IFRS 15, we recognize revenue associated with our LifeMiles loyalty program upon the redemption of miles by customers, as this represents the point in time where the performance obligation is satisfied. Prior to 2018, we recorded separately the value of marketing and branding activities from the fair value of the miles earned by our customers.

For additional information, see “—Critical Accounting Policies and Estimates —Revenue Recognition—Revenue from Contracts with Customers.”

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

For additional information, see “—Critical Accounting Policies and Estimates—Revenue Recognition—Revenue from Contracts with Customers.”

The following table sets forth certain passenger and cargo data for the periods indicated:

	Year ended December 31,
	2020	2019**	2018
Passenger:
ASK (in millions)	14,383	54,410	53,310
RASK	11.9	8.5	9.2
CASK	16.2	9.5	8.7
Load factor	74.1%	81.7%	83.0%
Yield (in U.S. cents)	9.4	8.8	9.2
Total passengers (in millions)	7.9	30,538	30,628
Cargo*
Capacity (in ATKs, in millions)	2,081	2,739	2,460.2

Load factor	68.7	57.7	57.3
Yield (in U.S. cents)	0.37	0.32	0.395
Cargo (in thousands of metric tons)	535.0	601.8	563.1
RATK (in U.S. cents)	0.18	0.19	0.235

*	Includes courier services.
**	Excludes domestic Ecuador.

Operating Expenses

Aircraft fuel expense is the main component of our operating expenses. In 2020, aircraft fuel expense represented 14.4% of our total operating expenses and 19.6% of our total operating revenue. In addition to aircraft fuel expense, our principal operating expense categories comprise salaries, wages and benefits, sales, ground operations, air traffic, maintenance and repairs, depreciation and amortization, impairment, administrative expenses, passenger services and flight operations. A common measure of per-unit costs in the airline industry is CASK.

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

Aircraft Fuel. Our aircraft fuel expenses refer to our “into-plane” fuel cost (which includes the fuel price, taxes and distribution costs). These expenses are variable and fluctuate based on global oil prices and vary significantly from country to country primarily due to local distribution and transportation costs and taxes. In 2019, we purchased 29% of our fuel at our largest hub in Bogotá, where we were able to obtain better fuel distribution prices relative to other locations due to volume discounts. We have 30 fuel suppliers across our international network and seek to fuel our aircraft in cities where fuel prices are lower. From 2019 to 2020, the price of WTI crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, decreased by 31.5% from an average of $57.4 per barrel in 2019 to an average of $39.34 per barrel in 2020.

The following table sets forth certain summary information relating to our fuel expenses for the periods indicated:

	Year ended December 31,
	2020	2019	2018
Average price per gallon of jet fuel into plane (net of hedge) (in U.S. dollars)	1.86	2.25	2.34
Gallons consumed (in thousands)	180.737	534.030	518,248
Available seat kilometers (in millions)	14,383	54,410	53,310
Gallons per ASK (in thousands)	9.3	9.1	9.1

*	Data does not include regional operations in Central America or cargo operations.

Our total fuel costs are also affected by settlements of our fuel hedge instruments. Our fuel hedging strategy contemplates hedging between 0% to 50% of our projected fuel consumption over the next 12 months and in recent years we have generally hedged between 20% to 30% of our projected fuel consumption. As of December 31, 2020, we did not have hedges in force. See “Quantitative and Qualitative Disclosures About Market Risk—Fuel” below.

Ground Operations. Ground operations expenses primarily comprise landing and parking fees, air navigation fees, ramp services and passenger security related costs. These expenses are generally correlated with the number of departures and passengers carried.

Rentals. Our rentals expenses comprise leases of aircraft, engines and other equipment, and are generally fixed by the terms of our lease agreements. As of December 31, 2020, we held 62, or 42%, of our total 146 aircraft under leases, the majority of which had fixed interest rates and therefore were not exposed to interest rate fluctuations during their term. The average lease term of our leases was 59 months. Currently,, aircraft rentals and engines are paid through power-by-the-hour (PBH) agreements which establish specified unit values.

One A330-200 that was subleased to Oceanair was returned at the end of February 2019 and one A330-200F was returned in March 2019.

As part of our strategy in recent years we have replaced some of the financed aircraft in our fleet with leased aircraft. As of December 31, 2020, we owned 84, or 58%, of our total 146 aircraft, of which 51.4% is debt-financed.

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

Fees and other expenses. Our fees and other expenses primarily comprise expenses related to administrative functions, general services, legal and other professional fees and the gain or loss from the sale of assets. They also include local taxes, such as a “turn over tax,” which is a Colombian municipal tax that levies gross income due to the rendering of services. Each municipality has a different rate which varies depending on the kind of service, but the average tax rate is approximately 1.0%. Likewise, 50% of the tax paid within the fiscal year is considered as tax credit for income tax purposes, from 2022 onwards 100% of this tax will be treated as a tax credit. Sales in Colombia are subject to value added tax which we withhold on behalf of the government. Revenue from certain of our domestic routes and all cargo revenue are not subject to this tax. We pay value added taxes on most of the services and products that we purchase but do not apply a tax credit on our value added tax accounts to all such value added tax payments. The value added tax payments that are not registered as tax credits are registered as additional expenses in our Colombian accounting.

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

Equity method income. Equity method income comprises an increase in assets in the form of a non-controlling participation in associate income.

Income Taxes

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

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. We book this difference in our income statement as deferred income tax. For the year ended December 31, 2020, we determined that we would generate sufficient taxable income to realize our deferred tax assets. According to our financial forecasts no taxable income will be generated during the next four to five years. Therefore, the deferred tax assets (of our subsidiaries that would allow for the realization of such deferred tax assets) have only been recognized by an amount up to the concurrence of the deferred tax liabilities.

Critical Accounting Policies and Estimates

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

For purposes of this testing, the Group has identified the transportation business units and the loyalty program as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds the greater value of its value-in-use or its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

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

To determine the value of our lease liability, we measure the value of the right-of-use assets and include the value of the payments made before the start of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, we use the incremental borrowing rate. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. The right of use assets is subsequently measured at cost less accumulated depreciation and impairment losses.

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

Reimbursable tickets usually expire after one year from the date of issuance. Non-refundable tickets generally expire on the date of the intended trip unless the date is extended by customer notification on or before the scheduled travel date. We recognize rates for unused tickets that are expected to expire as revenue, based on historical data and experience, supported by a third-party valuation specialist to assist management in this process. We periodically evaluate this liability and we record any significant adjustment in our consolidated statement of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates, the impact on demand due to COVID-19 and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from our estimates. We evaluate our estimates and adjust deferred revenue for unearned transportation and revenue for passenger transport when necessary.

We collect the various taxes and fees calculated on the sale of tickets to customers as an agent and send collections to the tax authorities. We record a liability when taxes are collected and deregister it when the government entity is paid.

Under our LifeMiles program, we recognize liabilities for accumulated miles are under “frequent flyer deferred revenue” until the miles are redeemed. We recognize the revenue for the redemption of miles at the time of the exchange of miles. We calculate the revenue based on the number of miles redeemed in a given period multiplied by the cumulative weighted average yield, which leads to the decrease of “frequent flyer deferred revenue.” We review breakage estimates every six months. If a change in the estimate is presented, we account for the adjustments prospectively through income, with an adjustment of “update” to the corresponding deferred income balances.

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

Critical Accounting Estimates

Impairment of Non–financial Assets of the Air Transport Cash Generating Unit (“CGU”)

The recoverable amounts of CGUs have been measured based on their value-in-use.Value-in-use is calculated using a discounted cash flow model, Cash flow projections are based on the Business plan approved by the Board covering a five-year period that have been impacted by the decrease in demand and the restrictions imposed by various governments in the region and the corresponding adjustment of capacity offered.

Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates, Cash flow projections are discounted using the CGU’s pre-tax discount rate.

The main assumptions used in the calculations are:

•

Revenue growth p.a. over the planning period and as revenue growth p.a. after the planning period; assumed growth rates are in line with demand recovery trends observed in the air transport industry on a global and local level.

•

Operating income over the planning period; assumptions are based on revenue growth assumptions as well as macroeconomic assumptions based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

•	Discount rate calculated according to general accepted standards.

The business plan approved by the board of directors accounts for the negative impact generated by COVID-19 and govnerment imposed travel restricions, on the cash flows used in the value-in-use calculations, which are based on the assumed growth rates in line with demand recovery trends projected at the time of the approval.

The main assumptions used in the calculations of the value in use are as follows:

	For the year ended December 31,
	2020	2019
Revenue growth p.a. over planning period	2.5% to 24.8%	2.3% to 5%
Operating income over planning period	(5.9%) to 11.4%	5.2% to 8.8%
Capital expenditure over planning period	1.24% to 3.86%	(0.2%) to 12.69%
Duration over planning period	5 years	5 years
Revenue growth p.a. after planning period	3.7%	4.3%
Operating Income after planning period	11.50%	10.00%
Captial expenditures after planning period	2.43%	6.43%
Business enterprise value	5,724,540	9,269,446
Discount rate(1)	14.11%	8.72%

(1)	As a result of the distortion caused by the contingency of COVID-19 in market rates, for the impairment test, as of December 31, 2020, discount rates have been used, ranging from 9.34% until 14.11%.

As of December 31, 2020, the net book value of our air transport CGU, including intangible assets with an indefinite life, was $3,190,059.

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

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group was not affected by these amendments on the date of application.

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

IFRS 9—Financial Instruments, IFRS 7—Financial Instruments: Disclosure, IAS 39—Financial Instruments: Recognition and Measurement and Reform of the Reference Interest Rate Phase 2

The amendments are related to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements and disclosure requirements applying IFRS 7 to accompany the modifications related to modifications and hedge accounting:

•	Modification of financial assets and liabilities and lease liabilities. A practical file is introduced for the modifications by the reform, accounting for the updated effective interest rate.

•	Hedging transactions (and related documentation) should be adjusted to reflect changes to the hedged item, the hedging instrument, and the hedged risk.

•	Disclosures in order to allow users to understand the nature and scope of the risks arising from the IBOR reform to which the entity is exposed and how the entity manages these risks.

IFRS 4 is also amended to require insurers that apply the temporary exemption from IFRS 9 to apply the amendment in accounting for the modifications directly required by the IBOR reform.

The modifications are effective globally for annual periods beginning on or after January 1, 2021 and will be applied retrospectively. Early application is allowed. Restatement of previous periods is not required. However, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

Results of Operations for the Year Ended December 31, 2020 and December 31, 2019

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

	Year ended December 31,				% Change
	2020	2019	2020	2019	2019 to 2020
	(in $ millions)		(as a % of operating revenue)
Operating revenue:
Passenger	1,004.0	3,904.8	58.7%	84.5%	(74%)
Cargo and other	707.6	716.7	41.3%	15.5%	(1%)

Total operating revenue	1,711.6	4,621.5	100%	100.0%	(63%)
Operating expenses:
Flight operations	42.2	75.7	2.5%	1.6%	(44%)
Aircraft fuel	335.6	1,204.1	19.6%	26.1%	(72%)
Ground operations	212.4	478.0	12.4%	10.3%	(56%)
Rentals	3.4	11.8	0.2%	0.3%	(71%)
Passenger services	41.8	176.5	2.4%	3.8%	(76%)
Maintenance and repairs	121.5	257.6	7.1%	5.6%	(53%)
Air traffic	90.2	279.0	5.3%	6.0%	(68%)

Selling expenses	169.3	500.2	9.9%	10.8%	(66%)
Salaries, wages and benefits	389.0	717.3	22.7%	15.5%	(46%)
Fees and other expenses	367.4	411.6	21.5%	8.9%	(11%)
Depreciation and amortization	533.0	593.4	31.1%	12.8%	(10%)
Impairment	1.1	470.7	0.1%	10.2%	(100)%
Deconsolidated Subsidiary	26.2	—	1.5%	—	100%

Total operating expenses	2,333.1	5,175.8	136.3%	112.0%	(55%)

	Year ended December 31,				% Change
	2020	2019	2020	2019	2019 to 2020
	(in $ millions)		(as a % of operating revenue)
Operating (loss) profit	(621.5)	(554.3)	(36.3%)	(12.0%)	(12%)
Interest expense	(378.3)	(299.9)	(22.1%)	(6.5%)	26%
Interest income	4.4	9.0	0.3%	0.2%	(51%)
Derivative instruments	(3.1)	(2.2)	(0.2%)	(0.0%)	42%
Foreign exchange, net	(46.5)	(24.2)	(2.7%)	(0.5%)	92%

Equity method profit	0.3	1.5	0.0%	0.0%	(82%)

(Loss) profit before income tax	(1,044.7)	(870.0)	(61%)	(18.8%)	(20%)

Total income tax expense	(49.4)	(24)	(3%)	(0.5%)	106%
Net (loss) profit for the year	(1,094.1)	(894.0)	(64%)	(19.3%)	22%

Operating Revenue

Our operating revenue in 2020, was $1,711.6 million, a 63% decrease from $4,621.5 million in 2019, as a result of reduced operations due to developments relating to the COVID-19 pandemic.

Passenger Revenue. Our passenger revenue was $1,004.0 million in 2020, and $3,904.8 million in 2019, which represents a 74.3% revenue decrease mainly due to a 74.1% reduction in transported passengers, as result of the developments relating to the COVID-19 pandemic. The pandemic forced several governments to take protective measures that affected us directly, such as border closures since mid-March 2020, until 4Q. In addition, the average fare price decreased 2.2%. Other passenger related revenues decreased 67.2%, or $188 million due to an ancillary revenue decrease of 68.4%. Additionally, expired tickets revenues decrease 74.0% in line with a reduction in transported passengers. Finally, loyalty revenue decreased 76.3%, or $238 million, in line with the decline in operations. Our passenger load factor decreased, from 81.7% in 2019 to 74.1% in 2020, while our capacity decreased 73.6%. Meanwhile, our passenger yield increased 6.8%, from 8.8 cents in 2019 to 9.4 cents in 2020. Our transported passenger volume decreased 74.1%, from 30.5 million passengers in 2019 to 7.9 million passengers in 2020.

Cargo and Other

Our revenue from cargo and other was $707.6 million in 2020, as compared to $716.7 million in 2019.

Operating Expenses

Our operating expenses were $2,33.1 million in 2020, a 55% decrease from $5,175.8 million in 2019, mainly due to variable expenses decrease as a result of COVID-19. As a percentage of operating revenue, operating expenses increased from 112% in 2019 to 136.3% in 2020.

LifeMiles operating expenses were $37.0 million in 2020, a 16.2% decrease from $44.2 million in 2019, mainly due to a $4.6 million decrease in selling and marketing expenses and a $4.4 million decrease in salaries, wages and benefits, which effects were partially offset by an increase of $2.0 million in impairment of account receivables from related parties.

In 2020, our operating expenses excluding aircraft fuel expenses decreased 49.7% compared to 2019 and our capacity in ASKs decreased 73.6% compared to 2019. As a result, our CASK excluding fuel increased 90.3% in 2020 compared to 2019. The following table sets forth the breakdown of our CASK:

	Year ended December 31,
	2020	2019	% Change
	(in U.S. cents, except for percentages)
CASK
Flight operations	0.29	0.14	15.4%
Aircraft fuel	2.33	2.21	12-1%
Ground operations	1.48	0.88	59.9%
Rentals	0.02	0.02	0.2%
Passenger services	0.29	0.32	(3.4%)
Maintenance and repairs	0.84	0.47	37.1%
Air traffic	0.63	0.51	11.4%
Sales and marketing	1.18	0.92	25.8%
General, administrative and other	2.55	0.76	179.8%
Salaries, wages and benefits	2.70	1.32	138.6%
Depreciation and amortization	3.71	1.09	261.5%
Impairment	0.01	0.87	(85.8%)
Deconsolidated Subsidiary	0.18		100%

Total	16.2	9.51	670.9%

Total excluding fuel	13.9	7.30	90.3%

Flight operations. Flight operations expense decreased 44.3% from $75.7 million in 2019 to $42.2 million in 2020, mainly due to pilot travel expenses which decreased 77.6%, or $24.2 million, given a 69.1% reduction of operations as a result of the COVID-19 pandemic, which forced several governments to take protective measures, such as border closures. Additionally, pilots training decreased $6.6 million (47.6%), also impacted by COVID-19 emergency, but slightly offset by expenses related to air traffic recovery and requalification requirements of our A320s pilots during 4Q. Finally, insurance and other flight operation costs decreased by $2.7 million mainly due to lesser operations as well. In terms of unit cost per ASK, flight operations increased from 0.14 cents in 2019 to 0.29 cents in 2020.

Aircraft Fuel. Aircraft fuel expenses decreased 72.1%, from $1,204.1 million in 2019 to $335.6 million in 2020, mainly as a result of a 17.6% decrease in fuel price, from 2.25 USD/gal in 2019 to 1.86 USD/gal in 2020, which represented $71.8 million. Additionally, consumed gallons decreased 66.1%, which represented $796.5 million. Fuel hedge contracts were not executed in 4Q 2020. In terms of unit cost per ASK, aircraft fuel increased from 2.21 cents in 2019 to 2.3 cents in 2020.

Ground Operations. Ground operations expense was $212.4 million in 2020, representing a 55.6% decrease from $478.0 million in 2019, mainly due to a 62.0% decrease on parking and landing cost of $88.4 million, navigation costs also decreased 69.4%, or $86.2 million while ramp service cost declined 59.7%, or $51.3 million all as a result of the COVID-19 pandemic. In addition, other ground operations costs decreased 51%, or $25.9 million, also due to the impact of COVID-19 on our operations but were partially offset by fixed cost not directly related to the operation, such as software services and building and equipment leases. Finally, cargo cost decreased 11.8%, or $5.2 million, in line with a 11.4% reduction of revenue tons per kilometer (RTKs), and a 28.1%, or $8.6 million decrease in courier cost. In terms of unit cost per ASK, ground operations expense increased 59.9%, from 0.88 cents in 2019 to 1.48 cents in 2020.

Rentals. Rentals expense was $3.4 million in 2020, representing a 71.1% decrease from $11.8 million in 2019, mainly driven by $3.4 million decline in engine rentals, which had not been registered under IFRS16 in 2019, a $1.8 million reduction due to a timing discrepancy of provisioned invoices of 2019 registered in 2020, and a $2.1 million decrease in engine rentals as a consequence of a decline in operations. In terms of unit cost per ASK, rentals expense increased 0.2%, from 2019 to 2020.

Passenger Services. Passenger services expense was $41.8 million in 2020, representing a 76.3% decrease from $176.5 million in 2019, mainly triggered by a drop of 74.1% in total carried passenger due to the results of the COVID-19 pandemic, which caused restrictions in global air connectivity since late March. Since 3Q20, Colombian national authorities implemented strict security protocols for the resumption of domestic and international commercial flights. December 2020 was the month which showed the major recovery in domestic market, with 37% of transported passengers when compared to December 2019. Commercial international operations were affected by travel restrictions in Europe, and only reached 19% of carried passengers when compared to December 2019. Cabin crew expenses as lodging, per diem and training, showed a drastic decrease caused by a reduction in total departures of 69.1% versus 2019, from $35.3 million in 2019 to $9.6 million in 2020. Finally, certain fixed costs were maintained throughout the COVID-19 contingency, such as regulatory crew training. On site trainings have partially resumed in July and currently increased due to the reactivation of crew and aircraft. Additionally, Passenger insurance were registered as Passenger Services in 2019 for $5.9 million but in 2020 these were accounted under Flight Operations. In terms of unit cost per ASK, passenger services decreased by 3.4%, from 0.32 cents in 2019 to 0.29 cents in 2020.

Maintenance and Repairs. Maintenance and repairs expense was $121.5 million in 2020, representing a 52.8% decrease from $257.6 million in 2019, mainly due to $34.5 million decrease in operating agreements per engine repair hour, $22.4 million reduction in material consumption in line maintenance a $17.8 million decrease in external repairs, a 14.4 million reduction of material consumption in fuselage maintenance, a decrease of $20.4 million in power-by-the-hour and rent components, mainly driven by a 69.1% reduction in departures which resulted in a significant decrease in materials consumption and logistics and airframe repairs due to the impact of COVID 19 on our operations. In terms of unit cost per ASK, maintenance and repairs expense increased 37.1%, from 0.47 cents in 2019 to 0.84 cents in 2020.

Air Traffic. Air traffic expense was $90.2 million in 2020, representing a 67.7% decrease from $279.0 million in 2019, mainly driven by a 64.8% or $58.6 million reduction in airports facilities expenses compared to 2019 also, subcontracted airports services and security expenses decreased 75.0% or $66.6 million, all this mentioned above in line with the operational reduction of 69.1% in departures versus 2019 as a consequence of the COVID-19 pandemic that resulted in mobility restrictions. Likewise, passenger volume related costs decreased 83.2% due to a drop of 74.1% in passengers carried versus 2019, passenger compensations decreased $22.4 million as consequence of a decrease in transported passengers as mentioned above but also due to improvements in schedule completion and an improved on-time-performance compared to 2019. Frequent flyer attention costs decreased $19.7 million as a consequence of a decline in VIP supplies expenses due to the temporal closure of VIP lounges as of Q2 2020, in response to COVID-19 sanitary measures. Other traffic and airports costs decreased $21.5 million also as a consequence of the drastic operational reduction. In terms of unit cost per ASK, air traffic increased 22.3%, from 0.51 cents in 2019 to 0.63 cents in 2020.

Selling Expenses. Selling expenses were $169.3 million in 2020, representing a 66.2% decrease from $500.2 million in 2019 mainly driven by a decrease in commission expenses of -$113.1 million (74.6% compared to 2019), principally due to lower passenger commissions as a result of 74.3% reduction in passenger revenues. Additionally, GDS and reservation systems costs decreased by $106.5 million (78.3% compared to 2019) as a result of lower sales and a decrease in net bookings of 77.9% because of a reduction in reservations and an increase in cancelations, all this as mentioned above as a consequence of the restrictions and reductions of operation generated by the COVID-19 contingency since late March 2020. Also, loyalty costs decreased -$75.7 million due to a reduction in miles accruals as well as a 65.1% reduction in miles redemptions when compared to 2019. Advertising expenses declined by $24.4 million versus 2019, as the company’s fleet was largely grounded throughout the year. Finally, other selling expenses decreased $11.2 million compared to 2019, due to the registration of an increase in provisions for doubtful accounts in 2019 2019. In terms of unit cost per ASK, sales and marketing expenses increased 25.8%, from 0.92 cents in 2019 to 1.2 cents in 2020.

Salaries, Wages and Benefits. Salaries, wages and benefits expenses were $389.0 million in 2020, representing a 45.8% decrease from $717.3 million in 2019. During 2020 we undertook a workforce reduction of approximately 4,740 employees, achieved through layoffs, terminations of employment, early retirements and unpaid leaves, from April 1 through December 31, 2020, most employees voluntarily accepted temporal reductions in salaries. Operative Labor decreased driven by a 69% decline in departures due to the COVID-19 pandemic in addition to network related capacity optimizations. Administrative labor head count decreased by 1,303 employees. The decrease in operation further resulted in a decline in other labor costs (operational mobility, temporary employees). In terms of unit cost per ASK, salaries, wages and benefits increased 138.6%, from 1.32 cents in 2019 to 2.70 cents in 2020.

Fees and Other Expenses. Fees and other expenses were $367.4 million in 2020, representing a 10.7% decrease from $411.6 million in 2019, mainly due to a decrease in other general administrative costs as a result of a decrease in utilization of administrative buildings due to COVID-19. Also, 2020 gain and loss expenses decreased when compared to 2019 as the company registered an increase in losses of asset sales and retirements due to the phase out and sale of certain aircraft during 2019 in line with the company’s transformation plan. Likewise, operational tax expenses in 2020 decreased due to a 63% decline in revenues when compared to 2019. Further, fees and other expenses increased if compared to 2019, as a consequence the registration of restructuring fees due to different consulting process in Chapter 11 context. In terms of unit cost per ASK, general, administrative and other expenses increased 179.8%, from 0.76 cents in 2019 to 2.55 cents in 2020.

Depreciation and amortization and impairment. Depreciation and amortization and impairment expense was $534.1 million in 2020, representing a 50% decrease from $1,064.1 million in 2019, mainly due to an aircraft impairment in 2019 caused by a phase out of 18 E190, 19 A318, one A319, five A320 and two A330. We further executed nine Sale and Lease Back transactions at the beginning of 2020 which impacted this line item. Additionally, a decrease in amortization cost of heavy maintenance events due to the reduction of 69.1% in operations, as well as changes to the amortization method and a decline in capitalized events given a reduction in components usage. In terms of unit cost per ASK, depreciation and amortization expense increased 89.9%, from 1.96 cents in 2019 to 3.71 cents in 2020.

Interest Expense, Interest Income, Derivative Instruments, Foreign Exchange and Equity Method Profit

Interest Expense. Our interest expense was $378.3 million in 2020, representing a 26.2% increase from $299.9 million in 2019, explained by $9.2 million from IFRS16 related to aircraft incorporated in 2020, $3.5 million from aircraft incorporated at the end of 2019 and $2.1 million from aircraft contracts extended at the end of 2019. In addition, $13.6 million from operating leases and $36.5 million from interest on loans related to balances calculated automatically due to the new methodology for recognition of interest expense used under the new ERP; previously it used to be a provision of the interest expense, now each obligation is valued under the amortized cost model every month and the first day of the next month it is reversed.

Furthermore, higher legal fees and commissions of $1.5 million from bonds roll-up and lessor contracts under Chapter 11. On the other hand, in 2019 $7.3 million were accounted from PDP’s capitalization recognized as interest expense, not as in 2020 where pre-delivery payments are on-hold under Chapter 11.

Interest Income. Our interest income was $4.4 million in 2020, representing a 4.6% decrease from $9.0 million in 2019. The main drivers for this change are significant performance effects of COVID-19 pandemic in financial markets returns and a 12 million YoY reduction (-22%) in Short Term Investment balances

Derivative Instruments. Our derivative instruments expense was $0.1 million in 2020, as compared to derivative instruments income of $2.2 million in 2019. The year 2020 shows up a $3.0 million loss due to an adjustment based on the closing of the derivatives carried forward until May 2020. As of December 2020, we had no active derivatives or Interest Rate Swap contracts.

As of May 2020, Avianca and Taca still had derivative options contracts (Jet Fuel) with banks. After Chapter 11 was filed, the valuation loss went from ORI to IS and was carried as a $0.3 million expense. The balance is accumulated until December 2020, and it is already at zero for 2021.

In 2019 Avianca reported a $2.1 million loss in derivative instruments due to contract expirations; last year the company only hedged $4.5 million gallons of Jet Fuel. Further in line with the reduction in Libor rates, Avianca recorded $0.3 million in losses on its Interest Rate Swaps derivates

Foreign Exchange, Net. Foreign exchange, net increased from a loss of $24.2 million in 2019 to a loss of $46.5 million in 2020. The main sources of variation were non-realized foreign exchange transactions, representing 27.1 million of higher loss, and other accounting foreign exchange adjustments for 3.5 million of higher losses. In spite of having a lower COP devaluation during 2020 (4.5% in 2020 compared to 8% in 2019), we shifted our working capital position from negative to positive in 2020 (excluding financial obligations), meaning a stronger correlation between devaluation of the Colombian peso and our net loss.

On the side of realized FX, AVH had a better performance in 2020 than in 2019, reducing foreign exchange losses by 8.3 million, also in line with the lower COP devaluation through the year.

Equity Method Profit. Our equity method profit was $0.2 million in 2020, representing a 1.3 million decrease from $1.5 million in 2019, mainly due to a decrease in profits reported by Viajes Éxito in which Avianca Holdings holds a stake of 49%.

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

In 2020, income tax expense was $49.4 million as compared to $24.0 million in 2019, representing an increase of 106%. The current income tax expense was $49.4 million in 2020 compared to $26.5 million in 2019, representing an increase of 86.4%. Deferred income tax expense was $0.053 million in 2020, compared to a tax expense of $2.5 million in 2019. In 2020, because we generated a net loss, the effective tax rate was 4.73%. In 2019, the effective tax rate was 2.8%.

Net Profit (Loss)

Our net loss increased from a net loss of $894.0 million in 2019 to a net loss of $1,094.1 million in 2020, mainly due to a $67.2 million increase in operating (loss) profit and a $78.3 million increase in interest expense in 2020. Our net profit excluding foreign exchange translation adjustment loss and derivative instrument expense increased from a net loss of $867.6 million in 2019 to net loss of $1,044.4 million in 2020. Our RASK was and 8.5 cents in 2020 and 2019, respectively.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

See our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on June 11, 2020.

B.	Liquidity and Capital Resources

Ability to Continue as a Going Concern

We have significant indebtedness. Our level of indebtedness has adversely impacted and continues to adversely impact our financial condition. As a result of our financial condition, the defaults under our debt and other agreements, the risks and uncertainties surrounding our Chapter 11 proceedings and the impact on us of developments relating to the spread of COVID-19, substantial doubt exists regarding our ability to continue as a going concern. Accordingly, the audit report issued by our independent registered public accounting firm regarding our financial statements as of and for the year ended December 31, 2020 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

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

Sources and Uses of Cash

Our primary sources of cash are our operations and financing activities. Our primary uses of cash are working capital, capital expenditures, aircraft leases and general corporate purposes. Our long-term capital needs relate to aircraft purchases. Our cash and cash equivalents were $911.1 million as of December 31, 2020 and $342.5 million as of December 31, 2019. As a result of developments in 2020 relating to the spread of COVID-19 and government measures to address it, our liquidity was materially and adversely affected and, on May 10, 2020, Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for bankruptcy relief.

As of December 31, 2020, we had an outstanding balance of short-term and long-term debt of $6,281.2 million for working capital and aircraft leases of which $6,164.4 million, or 98.1%, was secured indebtedness. Our secured indebtedness comprises both long-term indebtedness (generally incurred to finance or refinance aircraft purchases) and short-term indebtedness under a revolving credit facility, which is secured over a substantial portion of our assets, including, for example, (i) security over certain collections from the sales of airline fare tickets and collections of revenue related to freight and cargo transportation services, (ii) security over certain aircraft, aircraft engines and certain spare parts, (iii) certain real estate, including a maintenance, repair and overhaul facility, (iv) security over slots at certain airports, (v) assignment of certain insurances and reinsurances, (vi) cash and cash equivalents pledged in deposit or security accounts, and (vii) certain intellectual property rights, including the Avianca brand. In addition, we finance certain of our aircraft under ECA financings, which are generally secured over the aircraft, leases, insurance policies and manufacturer warranties relating to the specific aircraft being financed. The weighted average interest rate of our financial debt as of December 31, 2020 was 6.52%.

We also finance aircraft purchases through sale-leaseback financings, in which we sell an aircraft to a financial institution or leasing company immediately upon delivery from the manufacturer and lease the aircraft back under an operating agreement for a period of time, typically six to eight years. As of December 31, 2020, we do not record any material off-balance sheet arrangements.

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

As part of the Stakeholder Loan, we have pledged our entire stake in LifeMiles. As of December 31, 2020, LifeMiles had $196.6 million in assets, representing 2.9% of our consolidated total assets. For the year ended December 31, 2020, LifeMiles had $119.4 million in revenue, representing 7.0% of our consolidated total operating revenue.

In March 2020, our management proposed that dividends shall not be distributed considering our net loss in 2019, which proposal was approved at our annual shareholders’ meeting on March 27, 2020.

As a result of measures, we have taken in response to the effect on our operations of the COVID-19 pandemic and government measures to address it, we have significant statutory severance and other obligations relating to employment contracts.

Cash Flows Used in Operating Activities

Our cash flows provided by operating activities are primarily from passenger and cargo sales less our payments for aircraft leases, fuel, maintenance, ground operations, payroll related expenses, marketing and taxes. We use our cash flows provided by operating activities sustain our working capital.

In 2020, net cash flows used in operating activities were $58.2 million, a 113.0% decrease from $448.3 million in 2019, due to the temporary grounding of our passenger aircraft as well as a reduction in demand for air travel cause by the COVID-19 pandemic.

Cash Flows Provided by Investing Activities

Our investing activities primarily comprise capital expenditures related to aircraft purchases and pre-delivery payments and purchases of spare parts and equipment.

In 2020, net cash flows provided by investing activities were $235.7 million, a $244.2 million increase from $8.5 million used in 2019, primarily due to sale of property and equipment.

Cash Flows Provided by Financing Activities

Our financing activities primarily comprise financing of our aircraft purchases and working capital.

In 2020, net cash flows provided by financing activities were $388.7 million, a $753.8 million increase from $365.1 million used in 2019, primarily due to the loans and borrowings mainly closed under the DIP Financing as well as reduction in repayments of loans and borrowings of $286.9 million in relation to our chapter 11 process.

Debt and Other Financing Agreements

As of December 31, 2020, our total outstanding debt was $6,281.1 million, a 29.3% increase as compared to $4,856.3 million as of December 31, 2019. Our total outstanding debt as of December 31, 2020 comprised $1,270.1 million in long-term debt, $4,587.2 million in current installments of long-term debt and short-term borrowings and $423.8 million in aircraft leases. The weighted average annual interest rate paid in 2020 under all our indebtedness was 6.52%.

Type of Debt	Original Currency	% Fixed	% Variable	Balance in millions of $	% Weighted Average Rate
Aircraft	U.S. dollars	89.8%	10.2%	1,852.4	3.76%
Aircraft	Euros	100.0%	0.0%	103.3	2.28%
Corporate	U.S. dollars	29.0%	71.0%	2,565.9	9.19%
Corporate	Colombian pesos	0.0%	100.0%	6.1	6.89%
Bonds	U.S. dollars	100.0%	0.0%	352.0	8.88%
Aircraft leases	U.S. dollars	100.0%	0.0%	1,350.5	4.92%
Other leases	Colombian pesos	100.0%	0.0%	51.1	7.16%

Total		67.9%	23.1%	6,281.3	6.52%

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

As of December 31, 2020, our fleet comprised 146 of which 135 were passenger aircraft and 11 were cargo aircraft, 62 aircraft were under leases, and 84 were owned. Of the 84 aircraft we owned, 41 have been financed under commercial bank loans with separate guarantees issued by ECAs in Europe or by the Export-Import Bank of the United States (“EXIM Bank”), 8 aircraft under a Japanese operating lease with a call option structure (“JOLCO”) and 26 under loans without ECA/EXIM Bank guarantees.

The following table sets forth our outstanding fleet financing debt by financial institution, ECA-guaranteed loans and commercial bank loans, as of December 31, 2020:

Bank	ECA Guaranteed Loans	EXIM Bank Guaranteed Loans	Financial Loans	Total Fleet Financing Debt
	(in millions of $)
Barclays	14,6	0,0	0,0	14,6
BNP Paribas	16.5	118.7	0.0	135.2
Citibank	134.1	0.0	0.0	134.1
MUFG Bank	0.0	0.0	111.8	111.8
FGL	0.0	0.0	43.5	43.5
HSBC	54.0	0.0	0.0	54.0
J.P. Morgan	352.6	0.0	0.0	352.6
Natixis	26.7	0.0	0.0	26.7
Other Investors(1)	141.9	0.0	868.4	1,010.4

Total	740.4	118.7	1,023.7	1,882.8

(1)	Other investors include ING Capital LLC, U.S. Bank NA, certain Japanese investors and private placements.

As of the date of this annual report, our fleet plan and claims regarding defaults under our lease payment obligations and other covenants are subject to developments relating to our Chapter 11 proceedings.

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

As of December 31, 2020, we are not in compliance with the restrictive covenants under our financing agreements, which are subject to our Chapter 11 proceedings. Our filing of voluntary petitions for Chapter 11 relief constituted an event of default that accelerated our obligations under our debt agreements. Pursuant to our Chapter 11 proceedings, our lenders’ ability to exercise remedies under their respective credit agreements and debt instruments was stayed as of the date of the Chapter 11 petition and continues to be stayed.

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

In connection the restructuring process, on August 28, 2020, as part of syndicating the Tranche A DIP loan (described below in the section entitled “DIP Financing”), the Company entered into a Restructuring Support Agreement (“RSA”) with an ad hoc group of holders representing a majority of Avianca’s 2023 senior secured notes. These noteholders also provided $290 million in new funds (inclusive of $63 million of backstop) and “rolled up” $220 million of their existing notes into Tranche A DIP loans.

Stakeholder Loan

In January 2020, we entered into convertible secured debt financings in an aggregate principal amount of $125.0 million with certain of our affiliates, comprising (i) $50 million in aggregate principal amount of convertible loans, on substantially the same economic terms as the Stakeholder Loan, from a group of Latin American investors, and (ii) $75 million in aggregate principal amount of senior secured convertible loans and bonds, which serve as a bridge financing to completion of a contemplated convertible bond offering to preferred shareholders, including (x) a commitment of $50 million from an investment vehicle managed by Citadel Advisors LLC for senior secured convertible notes and (y) a commitment of $25 million for senior secured convertible loans from another group of Latin American investors, on substantially the same economic terms as the Stakeholder Loan.

These additional financing facilities are secured mainly by pledges in the equity interests in group entities.

The lenders under the Stakeholder Loan and the additional financing facilities (i) are also subject to an intercreditor agreement governing the enforcement of the collateral securing their respective financings, and (ii) have been granted customary registration rights regarding the equity interests into which their financings are convertible. Our stakeholder loan was rolled into our DIP financing.

DIP Financing

In October 2020, we received approval from the U.S. Bankruptcy Court to access a debtor-in-possession (“DIP”) financing of $1.99 billion, comprising a $1.27 billion Tranche A senior secured financing and a $722 million Tranche B secured subordinated loan. The DIP financing includes approximately $1.2 billion of new funds ($881 million in Tranche A and $336 million in Tranche B) and approximately $800 million of existing debt (comprising our stakeholder loan and senior bond) rolled into the DIP financing, matures in November 2021 and is guaranteed by Aerovías del Continente Americano S.A., Avianca and other of our subsidiaries in Chapter 11 proceedings. We expect that the DIP financing will provide us the necessary funds to support our operations through the Chapter 11 process. Following are the main terms of the DIP:

	Tranche A-1 Financing (Loans and Notes)	Tranche A-1 Financing (Loans and Notes)	Tranche B Financing
Description of Lenders	Certain holders of our 2023 notes and U.S. and non-U.S. accredited investors	Certain holders of our 2023 notes and U.S. and non-U.S. accredited investors	United Airlines, an affiliate of Kingsland, Citadel Advisors LLC, other lenders under our stakeholder facilities and other qualified investors
Aggregate Amount	Loans: $591,449,000 Notes: $437,601,000	Loans: $176,450,000 Notes: $64,000,000	$722,918,000
Interest Rate	Cash: LIBOR + 10.5% Payment in Kind: LIBOR + 12%
Original Issue Discount / Exit Fees	Original Issue Discount: 2.0%	Original Issue Discount: 2.0%

Exit Fee: Payable upon any termination (prior to funding in full) of the commitments in respect of the Tranche B Loans and upon repayment of any portion of the Tranche B

Loans, in an amount equal to 10% of the undrawn Commitments and Tranche B Loans.

Guarantees / Collateral

The subsidiary guarantors guarantee, on a joint and several basis, all obligations. The DIP financing is collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of the obligors’, subject to certain excluded assets set forth in the DIP financing agreements.

Covenants

Customary covenants for transactions of this nature, including: delivery of certain information and reports, payment of taxes, covenant by the obligors not to claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of their covenants (or their performance thereof) under the financing agreements, maintenance of existence, compliance with laws, maintenance of air carrier status, collateral ownership, maintenance of insurance, covenant to cause additional guarantors and grantors to become parties to the agreements upon their filing for Chapter 11, use of proceeds, maintenance of cash management system, execution of bank control agreements, compliance with debtor-in-possession obligations, satisfaction of bankruptcy milestones, listing of the Tranche A-1 and A-2 bonds on a securities exchange, maintenance of properties, books and records, obtain ratings in respect of the Tranche A Loans from two rating agencies, solely in case certain investors become a Tranche A-2 Lender, obligation for the borrower to maintain (i) its operational and administrative headquarters in the Republic of Colombia and (ii) its principal hub for flight operations in the Republic of Colombia, maintenance of priority of liens, and obligation to conduct periodic calls with investors and bondholders.

Negative covenants limiting the obligors’ ability to: dispose of certain assets, enter into transactions with affiliates, grant liens, modify their main line of business, merge or consolidate, incur additional debt, conduct investments, make restricted payments, change their fiscal year end or accounting policies, enter into agreements containing negative pledge clauses and to amend or modify the LifeMiles securities purchase agreement.

Covenant to maintain consolidated cash of no less than $400 million on each date of determination and not to exceed certain cumulative cash burn.

Events of Default

Subject to certain cure rights in respect of the financial ratios, in case of occurrence of an event of default, certain majorities of lenders and bondholders (through the applicable agents) may:

(i) Terminate the lenders’ commitments;

(ii)  declare the loans and notes or any portion thereof then outstanding to be forthwith due and payable (including principal, interest and other amounts owed thereunder);

(iii) upon five business days’ written notice, terminate the automatic stay of Section 362 (and of any other Section of the Bankruptcy Code).

In addition, only in case our reorganization plan does not provide for repayment of the Tranche B loans in cash, the Tranche B lenders will be able to exercise certain conversion rights and receive shares (or similar titles) on us or whichever other entity emerges from our reorganization process.

New Aircraft and Engine Purchases

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

The following table sets forth our firm contractual deliveries scheduled as of the date of this annual report through 2029:

Aircraft Type	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
Boeing 787-9	—	—	—	2	—	—	—	—	—	2
Airbus A320neo	—	—	—	—	20	20	20	20	8	88
A320neo (BOC)	—	—	2	8	—	—	—	—	—	10

Total	—	—	2	10	20	20	20	20	8	100

The following table sets forth our firm contractual engine deliveries scheduled as of the date of this annual report through 2023:

Engine Type	2021	2022	2023	Total
LEAP-1A32	1	—	—	1
LEAP-1A26	1	—	1	2
Total	2	—	1	3

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected.

Pension Liabilities

We update the value of our pension plan’s liabilities at each reporting period based on an actuarial valuation prepared by an independent firm, which includes the valuation of ordinary payments, additional payments, and financial assistance for funeral expenses borne by us, as applicable. As of December 31, 2020, we had outstanding retirement pension plan and employee benefits obligations in the amount of $141.3 million. According to Act 860 of 2003, $59.9 million correspond to pension liabilities with CAXDAC and will have a maximum period of payment until 2023, in the case of Avianca and Tampa Cargo. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We may be liable for the potential under-funding of a pilot’s pension fund.”

Chapter 11 Proceedings

On May 10, 2020, Avianca Holdings S.A., now debtor-in-possession, and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). On September 21, 2020, AV Loyalty Bermuda Ltd. And Aviacorp Enterprises S.A. filed for voluntary petitions for chapter 11 relief under title 11 of the United States Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York.

For information on the risks and uncertainties associated with our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

C.	Research and Development, Patents and Licenses

For information on our intellectual property, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property”.

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

Regular operations in 2020 resumed gradually from June 15 forward, as follows:

2K - Aerogal Jun 15th	GTH - Grupo Taca September 19	AV - Avianca Domestic September 1st	AV - Avianca Inter September 28
Quito - Guayaquil Quito - Manta	Salvador - Miami Salvador - Guatemala Salvador - Tegucigalpa Salvador - Los Angeles Salvador - San Pedro Salvador - San Francisco Salvador - New York Salvador - Washington Salvador - Managua - Miami	Bogotá - Cali Bogotá - Barranquilla Bogotá - Medellín Bogotá - Monteria Bogotá - Pereira Bogotá - Cartagena Bogotá - Bucaramanga Bogotá - Pasto Bogotá - Cúcuta Bogotá - San Andrés Bogotá - Santa Marta	Medellín - Miami Medellín - New York

For the month of December 2020 we operated 87 routes, which represented 37% of the capacity we offered same period of previous year, before the COVID-19 pandemic, serving 65 destinations in 22 countries. In total, during 2020 we carried 7,8 million passengers and operated 72,000 flights.

In January and February 2021 we operated on average of 2,262 and 1,833 weekly flights representing 69% and 35% of our pre COVID-19 capacity. Further, January and February 2021 load factors declined 11.3% and 4.7% respectively when compared to December 2020 load factors as newly imposed governmental travel restrictions applied in an effort to delay the spread of the second COVID-19 wave reduced demand especially for international air travel. As a result management reduced capacity mainly on international flights for the months of March and April in order to align the companies network with observed demand patterns. As such we operated approximately 1,854 weekly flights in March 2021.

The rate at which our operations resume depend on developments relating to the COVID-19 pandemic, government measures to address it and the rate of Colombia’s economic recovery – all of which remain highly uncertain as of the date of this annual report, but we believe we have the best flexibility and fleet model to respond to any demand trends.

Chapter 11 Proceedings

On May 10, 2020, Avianca Holdings S.A., now debtor-in-possession, and certain of its affiliated entities filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (11 U.S.C. §§ 101 et seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). On September 21, 2020, AV Loyalty Bermuda Ltd. and Aviacorp Enterprises S.A. also filed for voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

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

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, we do not record any material off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our non-cancelable contractual obligations (excluding contributions to benefit plans) as of December 31, 2020:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in $ millions)
Aircraft and engine purchase commitments(2)	5,693	21	126	1,629	3,917
Aircraft leases	1,381	274	494	331	282
Engine leases	23.3	4.8	9.5	8.3	0.7
Aircraft debt	1,955.7	1,955.7	0	0	0
Bonds	352	352	0	0	0

Other debt	2,572	2,279.5	292.5	0	0
Interest expense	0	0	0	0	0

Total	11,977	4,887	922	1,968.3	4,199.7

(1)

We calculate expected interest payments based on interest rates on our debt as of December 31, 2020 and interest rates we expect to negotiate for projected future debt to meet our capital expenditure requirements.

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

As of December 31, 2020, we had 88 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2025 and 2029. Under the terms of these agreements, we must make pre-delivery payments to Airbus on predetermined dates. Additionally, we have orders for the acquisition of two Boeing 787-9 aircraft with delivery dates in 2024.

We also had three firm orders for the acquisition of spare engines with deliveries between 2020 and 2023.

The 2020 acquisition orders are based on the renegotiation made in January 2020. We reached agreements with Airbus and BOC Aviation to optimize our fleet plan and reduced our firm commitments with Airbus to 88 A320neo (from 108) for delivery in 2025 through 2028 (20 per year) and the remaining eight aircraft in 2029. We also cancelled or deferred A320neo family deliveries in 2020 through 2024 and entered into 12-year leases for up to 12 A320neo aircraft with BOC Aviation for deliveries after 2023.

As of December 31, 2020, our advanced payments and aircraft acquisition commitments were as follows:

	Year one	Year two	Year three	Year four	Year five and thereafter	Total
Aircraft and engine purchase commitments	21,174.8	62,626.5	63,585.5	454,217.1	5,092,339.2	5,693,943.1

In the context of our Chapter 11 proceedings, certain of these agreements may be rejected.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

According to our bylaws, which were amended in an ordinary shareholders’ meeting on March 26, 2021, our board of directors comprises a minimum of 7 and a maximum of 14 members. Our board of directors is focused on determining our overall strategic direction and is responsible for establishing our general business policies, appointing our chief executive officer and supervising our management. Our board’s chairman has a non-executive function and is elected by majority vote of the directors present at the board meeting at which there is a quorum, in accordance with the procedures specified in the Amended and Restated Joint Action Agreement.

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

The ordinary shareholders’ meeting held on March 26, 2021 elected the following members to our board of directors:

Name	Position	Age	Nationality	Dependence
Roberto José Kriete	Chairman	68	Salvadoran, Italian and Colombian	Non-Independent
Fabio Villegas	Director	66	Colombian	Independent
Jose Gurdian	Director	48	American and Nicaraguan	Non-Independent

Jairo Burgos De la Espriella	Director	56	Colombian and Italian	Independent
James P. Leshaw	Director	56	American	Independent
Richard Schifter	Director	68	American	Independent
Álvaro Jaramillo	Director	69	Colombian	Independent
Rodrigo Salcedo	Director	45	Salvadorian	Independent
Óscar Darío Morales	Director	68	Colombian	Independent
Anko van der Werff	Director	45	Dutch	Non-Independent

(1)	On April 27, 2021, Anko van der Werff announced his resignation as chief executive officer and our shareholders, by written consent dated April 28, 2021, elected Mr. Van der Werff as our board member.

Robert Zamora, who had been reelected on March 27, 2020, resigned from our board of directors as of May 7, 2020, and Sergio Michelsen resigned as of June 4, 2020.

Mr. Roberto José Kriete served as chairman of our board of directors from February 2010 to August 2013, was a director of Taca from 1982 to February 2010 and CEO of Taca from 2001 to February 2010. Pursuant to the Amended and Restated Joint Action Agreement, Kingsland currently has the right to appoint Mr. Kriete as member of the board of directors. Mr. Kriete holds a master’s degree in business administration from Boston College and a degree in economics from the University of Santa Clara. He currently serves as Kingsland’s chairman, president of the Kriete Investment Company Group and president of the Gloria de Kriete Foundation, and he is a member of the boards of Teléfonos de México, S.A.B. de C.V. and Escuela Superior de Economía y Negocios. He has extensive experience in the airline industry as founder and member of the board of directors of Volaris in Mexico, and president of the ALTA.

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

Mr. Jairo Burgos De la Espriella has been a member of our board of directors since May 2019. Mr. Burgos de la Espriella is a lawyer and has worked as a consultant in corporate strategy, human resources and conflict management, with extensive executive experience in business management and high-performance teams. He is the founder and Chief executive officer of Talent & Talante, a firm specializing in labor strategy. He served, for more than 20 years, as vice president of human resources of the Bancolombia Group, in 2004 and 2005, he was the lead manager of the merger of Bancolombia, Conavi and Corfinsura. He has been a member of the board of directors of Protection S.A. Sufinanciamiento S.A., Banco Mundo Mujer and Banco Agrario de Colombia. He holds a LLB from the Pontificia Universidad Javeriana and is a specialist in company bylaws and corporate labor law.

Mr. James P.S. Leshaw has served as an independent director on our board since March 2018. He obtained a degree in law from New York University School of Law, and a bachelor’s degree in political science and religion from Tufts University. He began his career at law firm Skadden, Arps, State, Meagher & Flom LLP in New York, and worked at Greenberg Traurig LLP in Miami for more than 20 years. He has more than 25 years of experience as a commercial lawyer handling domestic and international business disputes and transactions throughout the United States, Latin America, the Caribbean and Europe.

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

Mr. Anko van der Werff has had an outstanding global trajectory in the airline industry. He served as our chief executive officer from 2019 until April 2021. Prior to joining us, he was in Aeromexico where he served for five years as Executive Vice President and Commercial Vice President, where he was responsible for Corporate Strategy, Network Planning and Itineraries, Alliances, Pricing & Revenue Management, Sales, Distribution, E-Commerce and Marketing. Before joining Aeromexico, Anko van der Werff was Senior Vice President of Pricing & Revenue Management and Global Sales & Distribution of Qatar Airways. He also led KLM’s commercial strategy in the United Kingdom and Ireland, as well as in the Nordic countries. He was also affiliated to Northwest Airlines and Air France at the beginning of his professional career. Mr. Van der Werff holds a degree in law from the University of Leiden, The Netherlands. He also holds a master’s degree in administration from the Business School of the University of Harvard. He speaks English, Dutch and Spanish fluently. In addition, he has been a visiting professor at different international university institutions such as Cranfield, in the United Kingdom, Bad Honnef, in Germany and the University of Texas A&M, in Qatar.

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

Name	Position	Appointment Date	Age	Nationality
Adrian Neuhauser	Chief Executive Officer	April 28, 2021	48	Chilean
Rohit Philip	Chief Financial Officer	April 16, 2021	50	American
Renato Covelo	Chief People Officer	December, 2016	46	Brazilian
Frederico Pedreira	Chief Operating Officer	January 2021	44	Portuguese
Michael Swiatek	Chief Planning Officer	November, 2019	60	American
Silvia Mosquera	Chief Commercial Officer	November, 2016	44	Spanish
Matthew Vincett	Chief Executive Officer of LifeMiles Ltd.	June, 2017	48	Canadian
Richard Galindo	General Counsel	May 2019	42	Colombian
Michael Ruplitsch	Chief Information Officer	April 2020	51	Austrian

(1)	Maria Paula Duque, our former chief customer experience officer, served in such position until February 2021.
(2)	Eduardo Mendoza, our former chief operating officer, served in such position until January 2021.
(3)

On April 14, 2021, Rohit Philip was appointed our chief financial officer and, on April 27, 2021, Anko van der Werff announced his resignation as chief executive officer and his transition to our board of directors, and Adrian Neuhauser, formerly our chief financial officer, was appointed our chief executive officer.

Mr. Adrian Neuhauser has served as our chief financial officer and president since November 2020 and chief financial officer since August 2019, and was appointed our chief executive officer on April 27, 2021. Mr. Neuhauser has more than 20 years of experience in the financial sector, focused on investment banking. Mr. Neuhauser was Managing Director at Credit Suisse covering airlines throughout the Americas from 2016 to 2019. Previously, he held senior positions at Deutsche Bank, Bank of America and Merrill Lynch.

Mr. Rohit Philip has more than 20 years of experience working with international airlines, such as United Airlines and IndiGo (InterGlobe Aviation Ltd.), where he led corporate financial strategies related to equity and debt issuances, aircraft leasing, liquidity management, financial planning and analysis, investor relations and relationships with banks and credit rating agencies, among others.

Mr. Renato Covelo has served as our chief people and talent officer since November 2020; previously, he served as our Chief People & Legal Officer, senior vice president general counsel and secretary for four years. He holds a law degree from the law school of Faculdades Metropolitanas Unidas in São Paulo, a post-graduate degree in corporate and economics law from the Getulio Vargas Foundation and a master’s degree in international law from the University of São Paulo. Prior to joining us, he served as general counsel of Azul Linhas Aéreas Brasileras S.A. and worked in several law firms, including Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also worked in the legal departments of various organizations in Brazil.

Mr. Frederico Pedreira has served as our chief operating officer since January 2021; Mr. Predeira started his career in Toulouse in 2001, where he worked as an engineer for Space and Defense projects and later as a Business Development Manager. In 2008, he moved to Latin America, working in the post-merger integration of Avianca and Taca Airlines. In 2010, Pedreira moved to Brazil, where he was appointed CFO at Avianca Brazil. In 2013 Mr. Pedreira assumed the role of Executive Vice-President successfully leading a company-wide IT transformation project and in 2014 he negotiated and conducted Avianca Brazil’s admission into Star Alliance, the largest airline global alliance in the world. From 2015 to 2018 as Chief Executive Officer of Avianca Brazil, Pedreira was responsible for the operation of the fastest-growing airline in the region with a fleet of 50 aircraft, 27 destinations, and over 13 million passengers in 2018

Mr. Michael Swiatek has served as our chief planning officer since November 2019. He holds a degree in international studies from Iona College in New York, and a master’s degree in business administration from Chicago Booth School of Business. Mr. Swaitek has more than 25 years of experience in the airline industry. He has served in leadership positions in Air New Zeland, as chief planning officer in Qatar Airways and IndiGo, as well as vice president of network planning at LATAM for three years.

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

Mr. Richard Galindo has served as General Counsel / Legal Vice President since November 2020, Secretary since May 2019 and as associate general counsel since October 2019; previously, he served as our legal director and acting senior legal vice president. He holds a law degree and a post-graduate degree in corporate law from the law school of Pontificia Universidad Javeriana in Bogotá, a post-graduate degree in tax law from Universidad del Rosario and master’s of laws (LL.M.) degree in business law from the University of California, Los Angeles. Prior to joining us, Mr. Galindo served as director of the corporate/M&A practice group at Brigard Urrutia and worked in other law firms, including Withers (New York) and other Colombian law firms. Mr. Galindo is admitted to the practice of law both in Colombia and in the State of New York.

Mr. Michael Ruplitsch has served as our CIO since April 2020, he has spent more than 10 years in consulting, namely with Accenture and KPMG. Mr. Ruplitsch has a long history in the aeronautical sector, holding positions as CIO at Austrian Airlines, CIO at Airberlin, and VP of technology of operations at Emirates. Mr. Ruplischt has a master’s degree in mathematics from Graz University of technology and another in computer science from the University of Berlin.

B.	Compensation

In 2020, we paid $13.6 million in aggregate cash compensation to our executive officers. During 2020, as an expression of solidarity with the Company and its employees, the members of the Board decided to waive their right to receive any compensation since March 2020, thus, in 2020, we paid only $0.14 million in aggregate cash compensation to our board members; also they and their spouses were entitled to travel free on our domestic and international flights. Further, board members will receive compensation for 2021 upon our emergence from Chapter11. In 2020, pursuant to an agreement entered in 2009 in anticipation of the combination of Avianca and Taca, we also allowed members of the Efromovich and Kriete families to travel free on certain of our domestic and international flights. We have not set aside any funds for future payments to executive officers or directors. We intend to continue to compensate non-management directors for their service on our board of directors. We expect to pay each such director $12,000 per year plus expenses incurred to attend our board of directors’ meetings. In addition, members of committees of our board of directors receive $1,000 for each committee meeting. All members of our board of directors and their spouses are entitled to travel free on our domestic and international flights.

We had accrued pension benefits and employee benefits of $1.44 million as of December 31, 2020.

Compensation Plan

Pursuant to our phantom option plan, our chief level officers, vice presidents and directors are eligible to receive stock options based on financial and client-related performance. In 2020, variable compensation represented 70% of chief level officers’, 45% of vice presidents’ and 14% of directors’ annual base salary.

C.	Board Practices

Our board of directors comprises 9 members with terms expiring in March 2022. For more information, see “—A. Directors and Senior Management.” None of the members of our board of directors has entered into any service contract with us.

Committees of the Board of Directors

As a result of a new corporate governance structure, in August 2020 the board of directors decided to remove the finance and investment committee and establish a new corporate governance committee in December 2020.

The following is a brief description of the committees of our board of directors:

Corporate Governance Committee

Our corporate governance committee comprises four independent directors: Richard Schifter, Rodrigo Salcedo, James P. Leshaw and Jairo Burgos de la Espriella. Our corporate governance committee supports our board of directors in fulfilling its fiduciary responsibilities related to the oversight of the Company’s affairs in relation to corporate governance.

Audit Committee

Our audit committee comprises three independent directors: Oscar Morales, Rodrigo Salcedo and James P. Leshaw (Sergio Michelsen was a committee member until June 2020). As a result of a new corporate governance structure, certain functions of the former finance committee were transferred to the audit committee. Our audit committee supports our board of directors in monitoring the quality, reliability and integrity of our accounting policies and consolidated financial statements, overseeing compliance with legal and regulatory requirements and reviewing the independence, qualifications and performance of our internal and independent auditors. The committee is also responsible for, among other things:

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

Human Resources and Compensation Committee

Our human resources and compensation committee comprises five directors: Jairo Burgos, James P. Leshaw, Rodrigo Salcedo, Roberto Kriete and Jose Gurdian. The committee supports our board of directors in setting the compensation of our directors, executive officers and employees. It also recommends basic compensation policies and the objectives that should be taken into account regarding compensation of our executive officers and employees.

D.	Employees

As of December 31, 2020, we had 14,568 employees.

Approximately 69% of our employees are located in Colombia, 6% in Ecuador, 13% in El Salvador, 3% in Costa Rica and 9% elsewhere. Our employees can be categorized as follows:

	At December 31,
	2020	2019	2018
Pilots	1,568	1,863	2,234
Flight attendants	2,112	2,882	3,400
Mechanics(1)(2)	1,551	2,172	2,414
Customer service agents, reservation agents, ramp and other(2)	3,945	5,893	5,452
Management and clerical(2)	2,794	3,906	5,460
Others(3)	2,598	4,158	2,901

Total employees	14,568	20,874	21,861

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

Collective Bargaining Agreements

Typically, our collective bargaining agreements in Colombia, Argentina and Mexico have terms of two to five years. In addition, pursuant to Colombian law, unless one of the parties to the collective bargaining agreement communicates its intention to terminate the agreement within 60 days prior to its termination date, the agreement is continuously extended for six-month periods. Under Colombian law, we provide an essential public service and, as a result, strikes and work interruptions are forbidden. Nevertheless, slow-downs or stoppages or any prolonged dispute with our employees that are members of unions, or any other sizable number of our employees, could have a direct material adverse impact on our operations. In Colombia, approximately 26,4% of our 10,061 employees were members of unions as of December 31, 2020. In addition, there are three unions in two different countries covering our employees outside Colombia as follows: two labor unions in Mexico that cover 100% of our employees in Taca de Mexico S.A. and one labor union in Argentina that covers 34% of our employees in Tampa Cargo S.A.

We believe we maintain generally good relations with our unionized and non-unionized employees in all countries. In 2017, a 51-day long strike of approximately 700 members of the pilots’ union Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles) resulted in the cancellation of 50% of our flights in the last four months of 2017. We have not experienced material work stoppages in the past 18 years.

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

Employee Incentive Programs

We have goal-driven compensation incentive programs for our management and employees based on financial and operating metrics, including a phantom stock option plan for our management based on goals set on an annual basis. We also have employee incentives for the achievement of monthly on-time light performance goals. Once the COVID-19 contingency began, these incentives were suspended. Our incentive model contributes to our success by rewarding the accomplishment of pre-defined financial and operating goals with variable compensation. Typically, 50% to 100% of the bonus amount is based on corporate performance, and the remaining 50% is based on the achievement of individual goals, as determined for managers in each department. Our incentive programs also take into account safety considerations, which are our priority. For more information, See “—B. Compensation—Compensation Plan.”

Following constructive conversations with different employee associations regarding structural agreements which provide stability to the Company’s employees while allowing the Company to be more competitive and to achieve long term sustainability, Aerovías del Continent Americano SA Avianca have successfully reached an agreement for the next four (4) years (and, in respect of certain aspects, the next six (6) years) with the pilots from the Colombian Association of Civil Aviators-ACDAC, the Association of Aviators of Avianca (ODEAA) and the Association of Pilots of Avianca (ADPA). The company has signed final agreements with ACDAC on October 27,2020 and with ODEAA and ADPA on November 25, 2020.

E.	Share Ownership

Mr. Germán Efromovich and Mr. José Efromovich beneficially own our shares held by Synergy via its indirectly controlled subsidiary, BRW, and Mr. Roberto Kriete beneficially owns our shares held by Kingsland. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As of December 31, 2020, none of the members of our board of directors held any of our shares and, of our executive officers, only Matthew Vincent held 2,763 preferred shares

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Beneficial Ownership of our Capital Stock

The following table sets forth information relating to the beneficial ownership of our capital stock as of December 31, 2020.

	Beneficial ownership as of December 31, 2020
	Common shares		%	Preferred shares(4)%
BRW(1)(3)	515,999,999		78.1%
Kingsland(2)(3)	144,800,003		21.9%
Directors and officers(5)				2,763	0.01%
Others	1	*%		336.184,522	99.99%

Total	660,800,003		100.0%	336,187,285	100.0%

(1)	A Delaware limited liability company and wholly owned subsidiary of Synergy. Germán Efromovich and José Efromovich have dispositive voting power of Synergy’s shares.
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
(4)	Excludes 4,320,632 preferred shares held by Fidubogota on our behalf.
(5)	See “Item 6E. Share Ownership.”
*	On or about November 29, 2018, BRW transferred, for good and valuable consideration, one common share to United.

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

In 2020, our total expenses related to services provided by these affiliates were $4.5 million.

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

Litigation Involving Subsidiaries

Our subsidiaries are subject to several lawsuits regarding labor and civil actions in which an adverse decision may result in payment obligations of our subsidiaries. We intend to defend vigorously against these claims, but we cannot assure you that we will be successful. In the case of an adverse final decision in any of these lawsuits or in the event we are required to establish a reserve, our business, financial condition and ability to pay dividends or make other distributions would likely be materially and adversely affected. Of our total claims and legal actions, management has estimated a probable loss of $23.3 million. See note 33 to our audited consolidated financial statements as of and for the year ended December 31, 2020, included elsewhere in this annual report.

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

In 2020, we did not pay dividends as a result of non-retained profits or reserves for undistributed dividends. In 2021, the Shareholders Assembly held on March 26, did not approve the distribution of dividends as a result of the recorded net loss of $1.094 million for 2020, and because the Company is not allowed to distribute value or property to its shareholders during its Chapter 11 proceedings.

B.	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2020.

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

On March 31, 2021, the closing price of our preferred shares on the Colombian Stock Exchange was COP 160, or $0.04 per share (based on the exchange rate as of March 2021).

Effects of Our Chapter 11 Proceedings on Our Equity

We expect that our existing equity interests will be cancelled and discharged under any Chapter 11 plan of reorganization and that the holders of those equity interests, including holders of ADSs representing our common shares, will be entitled to no recovery relating to those equity interests. We expect that, if we emerge from Chapter 11, we will do so as a privately held company.

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

In November 2010, the Colombian Stock Exchange completed its equity markets integration process of the Latin American Integrated Market (Mercado Integrado Latinoamericano), with the equity stock markets of Chile and Peru, which allows integrated trading and settlement. In June 2014, the Mexican Stock Exchange and local depositary (INDEVAL) were also integrated into the Latin American Integrated Market. The Latin American Integrated Market is the leading market in terms of number of issuers (616 as of December 31, 2020) and market capitalization ($779.27 million as of December 31, 2020).

The total value of equities traded on the Colombian Stock Exchange in 2020 was COP 34.76 trillion (including spot and repurchase and securities lending transactions) with a daily average of COP 100.46 million, representing a nominal decrease of 46.28% from the daily average value of equities traded in 2019. Spot transactions over equities traded in 2020 was COP 29.9 trillion with a daily average of COP 86.56 million, representing a nominal decrease of 39.38% from the daily average value of spot transactions traded in 2019. Debt and equity securities are traded on the Colombian Stock Exchange, including stocks and bonds of private sector corporations, although the vast majority of securities traded are fixed income government debt securities.

The following table sets forth certain year-end information concerning equity securities listed on the Colombian Stock Exchange since 2010:

	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
Number of listed companies	66	68	68	69	70	73	74	79	82	83	86
Market capitalization (in trillions of COP)	365	436	340	364	311	278	364	416	484	404	418

Source: Colombian Stock Exchange.

As of December 31, 2020, the ten companies with the largest market capitalizations on the Colombian Stock Exchange represented approximately 69.51% of the total market capitalization of all companies listed and the ten most actively traded stocks on the Colombian Stock Exchange in 2020 represented 78.90% of the total trading volume. Annual trading values of equity securities are set forth in the following table:

Annual trading values of equity securities (in trillions of COP) for the year ended December 31,
2020	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
34	46	44	41	42	40	40	49	71	68	54

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

Description of Capital Stock

Effects of Our Chapter 11 Proceedings on Our Equity

Pursuant to the terms of our proposed restructuring plan, we expect that our existing equity interests will be cancelled and discharged in connection with our Chapter 11 proceedings and that the holders of those equity interests, including holders of ADSs representing our common shares, will be entitled to no recovery relating to those equity interests. We expect that, if we emerge from Chapter 11, we will do so as a privately held company.

General

Our articles of incorporation authorize us to issue 4,000,000,000 shares of capital stock, par value of $0.125 per share, which may be divided into common shares and shares with preferred dividend and limited voting rights, or our preferred shares.

As of December 31, 2020, we had 660,800,003 common shares and 340,507,917 preferred shares outstanding (including 4,320,632 preferred shares held by Fidubogota on behalf of us). Subject to certain exceptions, the number of outstanding preferred shares cannot exceed the number of outstanding common shares. The number of outstanding preferred shares may exceed the number of outstanding common shares only if it is approved by the affirmative vote of no less than 70% of the issued and outstanding common shares and of no less than 70% of the issued and outstanding preferred shares. In the event that our outstanding preferred shares represent more than 75% of our total outstanding shares, the holders of preferred shares have, in addition to their other rights set forth in our articles of incorporation, the right to vote as if they were holders of common shares. Common shares may be freely converted into preferred shares upon the declaration of effectiveness of a registration statement associated with an ADR program of our preferred shares, provided that there be a minimum of five common shares at all times.

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

On May 22, 2020, the Colombian Stock Exchange (“BVC”) notified us that (i) as of May 26, 2020, our preferred shares would trade on the Colombian Stock Exchange by means of auction, (ii) our preferred shares continue to be ineligible for repo transactions and are inadmissible as collateral for margin calls in other types of transactions and (iii) as of May 11, 2020, no futures or options contracts in respect of our preferred shares may be entered into.

Later, on May 22, 2020, the BVC notified the Company that trading of its preferred stock (BVC: PFAVH), will be conducted by means of auctions starting on May 26, 2020. Pursuant to the BVC’s notice, the decision was adopted by its Equity Technical Committee due to: (i) Avianca’s voluntary filing for protection under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York; (ii) the New York Stock Exchange’s (“NYSE”) decision to commence the delisting process of Avianca’s ADRs; (iii) the fact that, as a result of (i) and (ii) above, the price of Avianca’s shares on the BVC has been subject to increased volatility (iv) the existence of a percentage of unsatisfied offers in view of the number of shares currently in circulation; and (v) the fact that instruments subject to trading by auction there are no applicable ranges of prices for the placing of trades, which allows for a more efficient price formation process under the current circumstances. Market participants and investors should note that pursuant to the regulations of the BVC auction system, trades can only be registered during a specific auction period, and that any resulting transactions must be executed as provided by BVC regulations.

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

The federal income tax consequences to U.S. Holders may also be affected by our Chapter 11proceedings, which remain ongoing. Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations of the ownership or disposition of our preferred shares or the ADSs in light of our Chapter 11 proceedings and such investors’ particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

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

Dividends distributed by Colombian companies to Colombian resident individuals, non-Colombian companies and Colombian companies generated from 2019 onwards are subject to dividend withholding tax. Dividends received by Colombian resident individuals from profits that were not taxed at a corporate level are taxed at the general income rate, plus special progressive tax rates of 0% to 10% according to the amount paid based on thresholds set forth by law; non-Colombian companies who receive dividends from profits that were not taxed at a corporate level are taxed at the general income tax rate, plus special rate of 10% (this applies after deducting the general income tax rate). Dividends paid out of profit that were taxed at corporate level will only be subject to 10% withholding tax, for Non-Colombian companies.

Dividends distributed by a Colombian company to another Colombian company will only be subject to withholding tax when distributed to the direct beneficiary.

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

Fuel

Our results of operations are affected by changes in fuel prices. To mitigate this risk, we enter into fuel options, swaps and futures agreements. Market risk is estimated as a hypothetical 1% increase in the December 31, 2020 cost per gallon of fuel. Based on our 2020 fuel consumption and, assuming the same consumption in 2021, such an increase would result in an increase in our fuel expense of $3.4 million in 2020, not taking into account our derivatives contracts. As of December 31, 2020, we did not have hedges of our projected 2021 fuel requirements.

The following table sets forth our fuel swaps and options at market value as of December 31, 2019 and December 31, 2020:

	Maturing before 1 Year		Maturing after 1 Year		Total
	At December 31, 2019	At December 31, 2020	At December 31, 2019	At December 31, 2020	At December 31, 2019	At December 31, 2020
	(in $ thousands)
Options	524,964	0	0		524,964	0
Swaps	0	0	0		0	0

Our fuel hedging policy remained the same in 2019 and 2020 and differences in our outstanding options and swaps are due to strategic internal decisions.

Interest

Our earnings are affected by changes in interest rates due to their impact on interest expense on variable-rate debt instruments and on interest income generated from our cash and investment balances. If interest rates are 10.0% lower on average in 2021 than they were in 2020, our interest income from cash equivalents would decrease by $0.1 million. These amounts are determined by considering the interest rates on our variable-rate debt and cash equivalent balances as of December 31, 2020.

Foreign Currencies

Our foreign exchange risk is limited as a majority of our revenue and costs and expenses are in U.S. dollars, which provides us with a natural hedge. However, we do have significant revenue and costs and expenses in Colombian pesos and other currencies. In 2020, 16.8% of our revenue and 70% of our costs and expenses were denominated in, or linked to, U.S. dollars, and 78.5% of our revenue and 21.6% of our costs and expenses were denominated in Colombian pesos. When our peso-denominated revenue exceeds our peso-denominated costs and expenses, the depreciation of the Colombian peso against the U.S. dollar could have an adverse effect on our results, because conversion of these amounts into U.S. dollars will decrease our net income. We estimate that a 1.0% increase or decrease in the average exchange rate of the Colombian peso to the U.S. dollar would have an effect on our operating (loss) profit of $0.6 million. In addition, because we conduct business in local currencies in other countries, we face the risk of variations in foreign currency exchange rates. A revaluation of the Peruvian nuevo sol, the Costa Rican colón, the Guatemalan quetzal and/or the Euro could have an adverse effect on us, as a portion of our revenue is denominated in these other currencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Colombia, Peru, Central America and Other Countries in which We Operate—Fluctuations in foreign exchange rates and restrictions on currency exchange could adversely affect us.”

Following is the break-down of our revenue and costs and expenses by currency for the periods presented:

	Revenue		Costs and Expenses
	2020	2019	2020	2019
U.S. dollar	16.8%	79.8%	70.1%	75.1%
Colombian peso	78.5%	6.0%	21.6%	16.7%
Euro	1.8%	4.6%	0.9%	3.34%
Other	2.9%	9.71%	7.5%	4.9%

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

	Persons depositing or withdrawing shares or ADS holders must pay:		For:
•	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•

Issuance of ADSs, including any issuance resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

•	$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

•	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•	$0.05 (or less) per ADSs per calendar year	•	Depositary services

•	Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary upon the deposit or withdrawal of shares

•	Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Foreign currency conversion to U.S. dollars

•	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

•	Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

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

Past Fees and Payments

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. In 2020, the Company received a payment of $72,544.69. from the depositary.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020.

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

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on this evaluation, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

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

(d)	Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors designated Mr. Rodrigo Salcedo as our audit committee financial expert, and he is independent under applicable SEC standards.

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

The following table sets forth by category of service the total fees for services performed by our principal accountant during the fiscal years ended December 31, 2020 and 2019. KPMG S.A.S. has been our principal accountant during the fiscal years ended December 31, 2020 and 2019.

	2020	2019
	(in $ thousands)
Audit Fees	2,355.3	2,282.6
Audit-Related Fees	—	—
Tax Fees related to cancellation of debt as part of bankruptcy/ In 2019 Transfer Pricing	245.0	89.6
All Other Fees	—	—
Total	2,600.3	2,372.2

Audit Fees

Audit fees include the audit of our consolidated annual financial statements, review of our quarterly reports, required statutory audits and fees for the preparation and issuance of comfort letters in connection with our offering of senior notes.

Audit-Related Fees

There were no audit-related fees in 2020 or 2019.

Tax Fees

Tax fees are related to advisory services provided by our principal accountant in relation to cancellation of debt as part of our bankruptcy process in 2020 and transfer pricing services for 2019.

All Other Fees

There were no other fees for services provided by our principal accountant in 2020 or 2019.

Pre-Approval Policies and Procedures

Our audit committee approves all audit services, audit-related services and tax services provided by KPMG S.A.S. Any services provided by KPMG S.A.S. that are not specifically included within the scope of the audit must be pre-approved by our audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2020 and 2019, none of the fees paid to KPMG S.A.S. were approved pursuant to the de minimis exception.

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

We are registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) and we are required to comply with Colombian corporate governance practices for Colombian registered companies. We are not subject to Panamanian securities laws as we have not offered any securities in Panama. Additionally, general corporate law in Panama does not impose any meaningful restrictions on our corporate governance. As such, a comparison to Panamanian corporate governance practices is not applicable. We have adopted a set of additional corporate governance policies as contemplated by the U.S. Sarbanes-Oxley Act of 2002 and by our bylaws, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee comprising three independent members of our board of directors; and

•	a code of business conduct and ethics.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibits

Pursuant to the rules and regulations of the SEC, we have filed the following exhibits to this annual report:

Exhibit Number	Item

1.1	English translation of our bylaws, as amended.

2.1[9]	Description of the registrant’s securities registered under Section 12 of the Exchange Act.

2.2[1]	English translation of Temporary Bonus Plan adopted on March 6, 2012.

2.3[1]	Amended and Restated Registration Rights Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holdings Limited.

2.4[8]	Second Amended and Restated Registration Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, Synergy Aerospace Corp., BRW Aviation LLC and United Airlines Inc.

2.5[1]	Joint Action Agreement, dated as of September 11, 2013, among the registrant, Synergy Aerospace Corp. and Kingsland Holding Limited

2.6[7]	Amended and Restated Joint Action Agreement, dated November 29, 2018, by and among the registrant, Kingsland Holdings Limited, BRW Aviation LLC, United Airlines Inc. and Synergy Aerospace Corp.

2.7[7]	Share Rights Agreement, dated November 29, 2018, among the registrant, Kingsland Holdings Limited, BRW Aviation LLC and United Airlines Inc.

3.1[1]	English translation of Irrevocable Administration Mercantile Trust Agreement, dated as of March 23, 2012, by and between Fiduciaria Bogotá S.A. and the registrant (formerly AviancaTaca Holding S.A.).

4.1[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0060-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

Exhibit Number	Item

4.1.1[1]	English translation of Lease Agreement No. OP-DC-CA-T1-0028-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.1.2[1]	English translation of Lease Agreement No. OP-DC-CA-T2-0061-12, dated October 29, 2012, between Sociedad Concesionaria Operadora Aeroportuaria Internacional S.A.—Opain S.A. and Aerovias del Continente Americano S.A. Avianca.

4.2[1]	English translation of Lease Agreement, dated as of July 30, 2004, between U.A.E. Aeronautica Civil and Aerovias Nacionales de Colombia S.A. Avianca.

4.2.1[1]	English translation of Amendment No. 1 to Lease Agreement, dated as of December 12, 2005.

4.2.2[1]	English translation of Amendment No. 2 to Lease Agreement, dated as of January 5, 2009.

4.2.3[1]	English translation of Amendment No. 3 to Lease Agreement, dated as of November 7, 2012.

4.2.4[1]	English translation of Amendment No. 4 to Lease Agreement, dated as of March 1, 2013.

4.3[2]	English translation of Fuel Supply Contract, dated as of April 22, 2013, between Terpel S.A. and Aerovías del Continente Americano S.A. Avianca.

4.4[1]	A320 Purchase Agreement, dated March 19, 1998, between Atlantic Aircraft Holding Limited and Airbus Industry relating to Airbus A320-Family.

4.4.1[1]	Amendment No. 1 dated as of September 9, 1998 to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S. (as successor to Airbus Industry).

4.4.2[1]	Amendment No. 2 dated as of December 28, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.3[1]	Amendment No. 3 dated as of December 29, 1999, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.4[1]	Amendment No. 4 dated as of February 15, 2000, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.5[1]	Amendment No. 5 dated as of April 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.6[1]	Amendment No. 6 dated as of April 9, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.7[1]	Amendment No. 7 dated as of September 6, 2001, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.8[1]	Amendment No. 8 dated as of August 29, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.9[1]	Amendment No. 9 dated as of December 6, 2002, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.10[1]	Amendment No. 10 dated as of October 30, 2003, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.11[1]	Amendment No. 11 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.12[1]	Amendment No. 12 dated as of November 8, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.13[1]	Amendment No. 13 dated as of November 18, 2004, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S

4.4.14[1]	Amendment No. 14 dated as of February 18, 2006, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.4.15[1]	Amendment No. 15 dated as of June 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.16[1]	Amendment No. 16 dated as of November 22, 2007, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.17[1]	Amendment No. 17 dated as of April 14, 2008, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.18[1]	Amendment No. 18 dated as of January 30, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.19[1]	Amendment No. 19 dated as of April 28, 2009, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.20[1]	Amendment No. 20 dated as of February 10, 2010, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.21[1]	Amendment No. 21 dated as of April 29, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.22[1]	Amendment No. 22 dated as of August 26, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.23[1]	Amendment No. 23 dated as of October 21, 2011, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.24[1]	Amendment No. 24 dated as of March 11, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.25[1]	Amendment No. 25 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.26[1]	Amendment No. 26 dated as of March 29, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.27[1]	Amendment No. 27 dated as of November 30, 2012, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.28[3]	Amendment No. 28 dated as of October 11, 2013, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.4.29[3]	Amendment No. 29 dated as of February 28, 2014, to the A320 Purchase Agreement dated as of March 19, 1998, as amended and restated, between the registrant and Airbus S.A.S.

4.5[1]	A320 Purchase Agreement, dated April 16, 2007, between Aerovías del Continente Americano S.A. Avianca and Airbus S.A.S. relating to Airbus A320-Family.

4.5.1[1]	Amendment No. 1 dated as of June 16, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.2[1]	Amendment No. 2 dated as of September 10, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.3[1]	Amendment No. 3 dated as of November 27, 2007, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.4[1]	Amendment No. 4 dated as of January 31, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.5[1]	Amendment No. 5 dated as of July 16, 2008, to the A320 Family Purchase Agreement dated as April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.6[1]	Amendment No. 6 dated as of December 5, 2008, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.7[1]	Amendment No. 7 dated as of July 6, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

Exhibit Number	Item

4.5.8[1]	Amendment No. 8 dated as of October 10, 2009, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.9[1]	Amendment No. 9 dated as of March 12, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.10[1]	Amendment No. 10 dated as of November 22, 2010, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.11[1]	Amendment No. 11 dated as of August 26, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.12[1]	Amendment No. 12 dated as of October 10, 2011, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.5.13[1]	Amendment No. 13 dated as of June 13, 2012, to the A320 Family Purchase Agreement dated as of April 16, 2007, as amended and restated, between the registrant and Airbus S.A.S.

4.6[1]	Assignment, Assumption and Amendment Agreement dated as of May 18, 2012, entered into among Aerovías del Continente Americano S.A. Avianca, Synergy Aerospace Corp. and Airbus S.A.S. in respect of four (4) A330-200F of the thirteen (13) A330-200 and A330-200F under the Purchase Agreement dated September 5, 2011 (the A330-200F Purchase Agreement).

4.6.1[1]	Amendment No. 1, dated as of August 16, 2012, to the A330-200F Purchase Agreement dated as of May 18, 2012, as amended and restated, between the registrant and Airbus S.A.S.

4.7[1]	A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011 between the registrant (formerly known as AviancaTaca Holding S.A.) and Airbus S.A.S. relating to Airbus A320-Family and A320 NEO Family.

4.7.1[1]	Amendment No. 1, dated as of February 28, 2013, to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, between the registrant and Airbus S.A.S.

4.7.2[4]	Amendment dated as of April 30, 2015 to the A320 Family and A320 NEO Family Purchase Agreement dated as of December 27, 2011, among the registrant Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.3[5]	Cancellation Amendment No. 2 dated as of April 20, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.7.4[5]	Cancellation Amendment No. 3 dated as of August 22, 2016 among the registrant, Aerovías del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.8[1]	Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. in respect of twenty six (26) A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011.

4.8.1[3]	Amendment No. 1, dated as of February 28, 2014, to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. the registrant and Airbus S.A.S.

4.8.2[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S. (the Second Avianca Assignment).

4.8.3[3]	Amendment No. 2, dated as of March 27, 2015 to the Assignment, Assumption and Amendment Agreement dated as of February 28, 2013, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant and Airbus S.A.S.

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

Exhibit Number	Item

4.23[3]	Assignment, Assumption and Amendment Agreement dated as of December 31, 2014, entered into among Aerovías del Continente Americano S.A. Avianca, the registrant, Avianca Leasing, LLC and Airbus S.A.S. in respect of A320 Family Aircraft and A320 NEO Family under the A320 Family and A320 NEO Family Purchase Agreement dated December 27, 2011 (the First Avianca Leasing Assignment).

4.24[4]	A320 NEO Family Purchase Agreement, dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings S.A. and Airbus S.A.S. relating to Airbus A320 NEO Family.

4.24.1[4]	Letter Agreement No. 2.1, dated as of December 29, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.2[4]	Letter Agreement No. 3.1, dated as of September 30, 2015, to the A320 NEO Family Purchase Agreement dated as of April 30, 2015, between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.3[5]	Letter Agreement 1.1, dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.4[9]	Letter Agreement 1.2 dated as of March 15, 2019 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.5[5]	Letter Agreement 2.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.6[5]	Letter Agreement 3.2. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.7[5]	Letter Agreement 4.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.8[5]	Letter Agreement 7.1. dated as of April 28, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.9[5]	Letter Agreement 2.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.10[5]	Letter Agreement 3.3. dated as of August 22, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.11[5]	Letter Agreement 2.4. dated as of December 17, 2016 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.12[6]	Letter Agreement 2.5. dated as of March 31, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

4.24.13[6]	Letter Agreement 2.6. dated as of July 13, 2017 to the A320 NEO Family Purchase Agreement dated as of April 30, 2015 between Aerovias del Continente Americano S.A. Avianca, Grupo Taca Holdings Limited and Airbus S.A.S.

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

(2)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2013 filed with the SEC on April 30, 2014.
(3)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2014 filed with the SEC on April 30, 2015.
(4)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2015 filed with the SEC on April 29, 2016.
(5)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2016 filed with the SEC on May 1, 2017.
(6)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2017 filed with the SEC on May 1, 2018.
(7)	Filed as an exhibit to our Form 6-K furnished to the SEC on November 30, 2018.
(8)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2018 filed with the SEC on April 29, 2019.
(9)	Filed as an exhibit to our Form 20-F for the year ended December 31, 2019 filed with the SEC on June 11, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avianca Holdings S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: General Counsel

Dated: April 30, 2021

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

Consolidated Financial Statements

As of December 31, 2020, and 2019 and

for each of the years ended December 31, 2020, 2019 and 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in possession)

KPMG S.A.S.	Teléfono	57 (1) 6188000
Calle 90 No. 19C – 74		57 (1) 6188100
Bogotá D.C. – Colombia
home.kpmg/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Avianca Holdings S.A. (Debtor in possession):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avianca Holdings S.A. and subsidiaries (Debtor in possession) (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (e) to the consolidated financial statements, the Company has entered bankruptcy proceedings, has suffered losses, and has a net capital deficiency. These conditions raise substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 (e). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

3

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period’s audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the impairment analysis of the Air Transport Cash Generating Unit (“Air Transport CGU”)

Description of the Matter

As discussed in Notes 3 (n) and 15.1, the Company has $ 3,190 million of non-financial assets, including goodwill and other intangibles, allocated to the Air Transport CGU as of December 31, 2020. The Company performs impairment testing for the Air Transport CGU on an annual basis or more frequently if events or circumstances indicate that the CGU may be impaired. The Company records an impairment charge when a CGU’s carrying value exceeds the greater of its value-in-use or its fair market value. The Company estimated the value-in-use of the Air Transport CGU using a discounted cash flow model. The Company projected cash flows based on its business plan for a five-year period (the ‘planning period’) and based on long-term growth rates for the subsequent period. The cash flow models included assumptions such as revenue growth over the planning period, operating income over the planning period, revenue growth after the planning period and discount rate.

We identified the assessment of the impairment analysis of the Air Transport CGU as a critical audit matter. Subjective auditor judgment was required to evaluate the Company’s estimation of its value-in-use because of the high degree of uncertainty associated with the unobservable and forward-looking assumptions, specifically revenue growth over the planning period, operating income over the planning period, revenue growth after the planning period and discount rate. This uncertainty was accentuated by the impact of COVID-19 and the Chapter 11 process.

The following are the primary procedures performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment analysis. This included controls related to the review and approval of the projected cash flows under the five-year business plan, revenue growth after the planning period and discount rate as well as the approval of the underlying macroeconomic assumptions. We compared the assumption for revenue growth over the planning period, operating income over the planning period and revenue growth after the planning period with published reports in the aviation industry and our understanding of the futures plans of the Company and the industry long-term growth. We involved valuation professionals with specialized skills and knowledge, to assist in the evaluation of the methodology adopted in the estimation of the value-in-use of the Air Transport CGU, including the evaluation of the assumptions such as the discount rate, revenue growth over the planning period, operating income over the planning period and revenue growth after the planning period.

/s/ KPMG S.A.S.

We have served as the Company’s auditor since 2018

Bogotá D.C., Colombia

April 30, 2021

KPMG S.A.S.	Teléfono	57 (1) 6188000
Calle 90 No. 19C – 74		57 (1) 6188100
Bogotá D.C. – Colombia
home.kpmg/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Avianca Holdings S.A. (Debtor in possession):

Opinion on Internal Control Over Financial Reporting

We have audited Avianca Holdings S.A. and Subsidiaries’ (Debtor in possession) (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG S.A.S.

Bogotá, Colombia

April 30, 2021

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2020	December 31, 2019

Assets
Current assets:
Cash and cash equivalents	8	$911,139	$342,472
Restricted cash	8	24,299	1
Short term investments	13	42,919	55,440
Trade and other receivables, net of expected credit losses	9	229,917	233,722
Accounts receivables from related parties	10	157	3,348
Current tax assets	32	111,785	198,719
Expendable spare parts and supplies, net of provision for obsolescence	11	81,433	88,334
Prepayments	12	36,247	69,012
Deposits and other assets	13	37,544	39,175

		1,475,440	1,030,223
Assets held for sale	16	884	681,053

Total current assets		1,476,324	1,711,276
Non–current assets:
Deposits and other assets	13	55,547	54,074
Trade and other receivables, net of expected credit losses	9	2,918	22,569
Non-current taxes assets	32	—	1
Intangible assets and goodwill, net	15	488,925	505,507
Deferred tax assets	32	25,236	27,166
Property and equipment, net	14	4,811,544	4,953,317

Total non–current assets		5,384,170	5,562,634

Total assets		$6,860,494	$7,273,910

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	December 31, 2020	December 31, 2019

Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	17,37	$5,011,094	$872,044
Accounts payable	18	489,031	530,615
Accounts payable to related parties	10	2,782	3,713
Accrued expenses	19	16,448	87,610
Current tax liabilities	32	54,738	26,421
Provisions for legal claims	33	23,314	20,244
Provisions for return conditions	20	22,277	21,963
Employee benefits	21	135,056	148,678
Air traffic liability	22	399,184	337,363
Frequent flyer deferred revenue	22	162,013	187,931
Other liabilities	23	4,144	5,110

		6,320,081	2,241,692
Liabilities associated with the assets held for sale	16	—	490,458

Total current liabilities		6,320,081	2,732,150
Non–current liabilities:
Long–term debt	17	1,270,162	3,984,279
Accounts payable	18	17,225	11,931
Provisions for return conditions	20	138,562	122,425
Employee benefits	21	103,540	118,337
Deferred tax liabilities	32	13,922	18,471
Frequent flyer deferred revenue	22	290,802	229,701
Other liabilities	23	7,972	51,449

Total non–current liabilities		1,842,185	4,536,593

Total liabilities		$8,162,266	$7,268,743

Equity (Deficit)	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Accumulated losses		(2,025,557)	(543,010)
Other comprehensive income / (loss)		(91,511)	(78,120)

Equity attributable to owners of the Company (Deficit)		(1,288,605)	207,333
Non–controlling interest	25	(13,167)	(202,166)

Total equity (Deficit)		(1,301,772)	5,167

Total liabilities and equity (Deficit)		$6,860,494	$7,273,910

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2020	2019	2018

Operating revenue:
Passenger		$1,003,983	$3,904,765	$4,074,391
Cargo and other		707,602	716,731	816,439

Total operating revenue	5, 27	1,711,585	4,621,496	4,890,830

Operating expenses:
Flight operations		42,167	75,713	153,615
Aircraft fuel		335,612	1,204,058	1,213,411
Ground operations		212,444	478,029	474,802
Rentals	34	3,398	11,762	267,708
Passenger services		41,816	176,454	188,713
Maintenance and repairs		121,481	257,642	206,454
Air traffic		90,202	278,987	269,631
Selling expenses		169,281	500,160	530,930
Salaries, wages and benefits		388,962	717,342	760,758
Fees and other expenses	38	367,446	411,573	203,304
Deconsolidation of subsidiary	1	26,221	—	—
Depreciation and amortization	14,15	532,994	593,396	350,507
Impairment	14	1,070	470,661	38,881

Total operating expenses		2,333,094	5,175,777	4,658,714

Operating (loss) profit		(621,509)	(554,281)	232,116

Interest expense		(378,318)	(299,942)	(212,294)
Interest income		4,406	9,041	10,115
Derivative instruments		(3,063)	(2,164)	(260)
Foreign exchange, net	3.c	(46,494)	(24,190)	(9,220)
Equity method profit		274	1,524	899

(Loss) profit before income tax		(1,044,704)	(870,012)	21,356

Income tax expense – current		(49,378)	(26,475)	(27,151)
(Expense) income tax income – deferred	32	(53)	2,492	6,938

Total income tax expense	32	(49,431)	(23,983)	(20,213)

Net (loss) profit for the year		$(1,094,135)	$(893,995)	$1,143

Basic loss per share. (Expressed in dollars)	26
Common stock		(1.09)	$(0.92)	$(0.03)
Preferred stock		(1.09)	$(0.92)	$(0.03)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2020	2019	2018

Net (loss) income for the year		$(1,094,135)	$(893,995)	$1,143
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	24
Revaluation (devaluation) of administrative property		1,074	2,761	(20,448)
Remeasurements of defined benefit liability		(14,037)	(42,541)	(9,039)
Income tax		(818)	441	(39)

		(13,781)	(39,339)	(29,526)
Items that will be reclassified to profit or loss in future periods:	24
Effective portion of changes in fair value of hedging instruments		474	3,932	(13,701)
Net change in fair value of financial assets with changes in OCI		503	1,205	(328)

		977	5,137	(14,029)

Other comprehensive loss, net of income tax		(12,804)	(34,202)	(43,555)

Total comprehensive (loss) profit net of income tax		$(1,106,939)	$(928,197)	$(42,412)

(Loss) profit attributable to:
Equity holders of the parent		(1,086,935)	(913,712)	(24,803)
Non–controlling interest		(7,200)	19,717	25,946

Net (loss) profit		$(1,094,135)	$(893,995)	$1,143

Total comprehensive (loss) income attributable to:
Equity holders of the parent		$(1,100,326)	$(947,736)	$(68,097)
Non–controlling interest		(6,613)	19,539	25,685

Total comprehensive (loss) income		$(1,106,939)	$(928,197)	$(42,412)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Changes in Equity

(In USD thousands)

		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained (losses) earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance adjusted at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151

Net profit (loss)		—	—	—	—	—	—	(24,803)	(24,803)	25,946	1,143
Other comprehensive income (loss)	24	—	—	—	—	(22,846)	(20,448)	—	(43,294)	(261)	(43,555)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,674)	(7,674)
Dividends decreed	36	—	—	—	—	—	—	(35,508)	(35,508)	(62,096)	(97,604)

Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net (loss) profit		—	—	—	—	—	—	(913,712)	(913,712)	19,717	(893,995)
Other comprehensive income (loss)	24	—	—	—	—	(36,785)	2,761	—	(34,024)	(178)	(34,202)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,712)	(7,712)
Dividends decreed	36	—	—	—	—	—	—	(15,385)	(15,385)	(36,000)	(51,385)

Balance at December 31, 2019		$82,600	$42,023	$234,567	$469,273	$(118,815)	$40,695	$(543,010)	$207,333	$(202,166)	$5,167

Net (loss) profit		—	—	—	—	—	—	(1,086,935)	(1,086,935)	(7,200)	(1,094,135)
Other comprehensive income (loss)	24	—	—	—	—	(14,465)	1,074	—	(13,391)	587	(12,804)
Non-controlling interest increase	25	—	—	—	—	—	—	(395,612)	(395,612)	195,612	(200,000)

Balance at December 31, 2020		$82,600	$42,023	$234,567	$469,273	$(133,280)	$41,769	$(2,025,557)	$(1,288,605)	$(13,167)	$(1,301,772)

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2020	2019	2018

Cash flows from operating activities:
Net (loss) profit for the year		$(1,094,135)	$(893,995)	$1,143
Adjustments for:
Provision net of expected credit losses	9	4,323	50,703	4,526
Provision for expandable spare parts and suppliers obsolescence	11	(32)	2,075	(3,203)
Provision (recovery) for return conditions, net	20	18,960	16,114	(27,092)
Provisions (recovery) for legal claims, net	33	7,555	14,671	(2,973)
Depreciation and amortization	14, 15	532,994	593,396	350,507
Impairment of property and equipment	14	1,070	470,661	38,881
Sale and leaseback transactions amortization		(43,844)	(5,399)	(4,747)
Loss (gains) on disposal of assets		88,483	21,562	(16,081)
Loss (gains) on sale or liquidation of subsidiary	1	26,221	5,487	(10,579)
Fair value adjustment of financial instruments		3,063	2,164	260
Interest income		(4,406)	(9,041)	(10,115)
Interest expense		378,318	299,942	212,294
Deferred tax	32	53	(2,492)	(6,938)
Current tax	32	49,378	26,475	27,151
Unrealized foreign currency loss (gain)		(10,070)	5,363	(32,569)
Changes in:
Accounts receivable		14,621	(10,565)	(103,998)
Expendable spare parts and supplies		6,234	(3,150)	10,056
Prepayments		26,541	30,404	(115)
Net current tax		51,089	51,973	13,497
Deposits and other assets		(4,400)	43,655	95,247
Accounts payable and accrued expenses		(146,781)	(123,171)	249,901
Air traffic liability		62,556	(86,731)	(36.569)
Frequent flyer deferred revenue		35,015	(3,001)	37,719
Provision for return conditions		(15,248)	(1,886)	(5,814)
Employee benefits		(28,533)	(1,345)	(29,740)
Income tax paid		(17,221)	(45,534)	(47,547)

Net cash (used in) provided by operating activities		$(58,196)	$448,335	$703,102

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Consolidated Statement of Cash Flows

(In USD thousands)

		For the year ended December 31,
	Notes	2020	2019	2018

Cash flows from investing activities:
Restricted cash		(24,201)	4,558	378
Interest received		4,387	9,619	9,871
Advance payments on aircraft purchase contracts	14	—	(21,324)	(111,711)
Return of aircraft advances	14	50,004	30,312	—
Acquisition of property and equipment		(86,980)	(246,591)	(430,610)
Proceeds from sale of property and equipment		325,649	233,035	132,369
Redemption in certificates of bank deposits		12,339	11,866	4,640
Acquisition of intangible assets	15	(43,764)	(29,129)	(116,635)
Liquidation and sale of subsidiaries	1	(1,778)	(875)	18,000
Acquisition of investments		—	—	(78)

Net cash provided by (used in) investing activities		$235,656	$(8,529)	$(493,776)
Cash flows from financing activities:
Proceeds from loans and borrowings	17	944,580	616,555	303,640
Transaction costs related to debt	17	(42,516)	(18,807)	—
Repayments of loans and borrowings	17	(350,848)	(637,740)	(483,473)
Interest paid	17	(136,063)	(275,054)	(208,709)
Sale & leaseback transactions		—	—	53,990
Acquisition of non-controlling interest	25	(26,500)	—	—
Dividends paid	36	—	(14,057)	(35,508)
Dividends paid to minority shareholding	36	—	(36,000)	(56,096)

Net cash provided by (used in) financing activities		$388,653	$(365,103)	$(426,156)
Net increase (decrease) in cash and cash equivalents		566,113	74,703	(216,830)
Effect of movements in exchange rates on cash held		2,554	(5,339)	(17,280)
Cash on deconsolidation of subsidiary		—	—	(1,764)
Cash and cash equivalents at beginning of year		342,472	273,108	508,982

Cash and cash equivalents at end of year		$911,139	$342,472	$273,108

See accompanying notes to consolidated financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011, AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and was list as AVH.

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is the Group’s direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

Debtor in Possession

Avianca Holdings S.A. and certain of its subsidiary companies “the Debtors” filed, on May 10, 2020 and September 21, 2020 voluntary petitions under chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles ™, Avianca’s loyalty program is administered by a separate company and is not part of the Chapter 11. Certain actions, including enforcement of claims against the Debtors that were in existence before the filing of the petitions are stayed while the Debtors continue their business operations as debtor-in-possession.

The Company currently operates as Debtor in Possession under the jurisdiction of the bankruptcy court and the provisions of the bankruptcy code. In general, as Debtor in Possession, the Company is authorized to continue operating as a going concern but cannot engage in transactions outside the ordinary course of its operation without prior court approval. The bankruptcy court guarantees some relief, among others, obligations to (i) employees, (ii) tax authorities, (iii) insurance companies, (iv) independent contractors for improvement projects, (v) foreign suppliers, (vi) other airlines under certain agreements, and (vii) certain suppliers considered critical to the operation of the Company.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the significant subsidiaries in the Group included within these consolidated financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2020	2019
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	U.S.	100%	100%
Avianca Leasing, LLC.	U.S.	100%	100%
Grupo Taca Holdings Limited.	Bahamas	100%	100%
Latin Airways Corp.	Panamá	100%	100%
LifeMiles Ltd.	Bermuda	89.90%	70%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	U.S.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Regional Express Américas S.A.S.	Colombia	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Group through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica and Nicaragua and international routes serving North, Central and South America, Europe, and the Caribbean. The Group has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines, Air India, Azul Linhas Aéreas Brasileiras and GOL Linhas Aéreas Inteligentes, Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meeting the highest standards in terms of security and customer service.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

Subsidiary liquidation

Parallel to its filing of Chapter 11 in the US, the group began the liquidation of its operations in Peru in accordance with local laws. For the year ended December 31, 2020, the Group made the decision to liquidate the subsidiary detailed below:

Avianca Perú S.A.

On December 31, 2020, the Group defined it will carry out the definitive liquidation of the assets and liabilities of Avianca Perú S.A., as a result of this transaction, the Group lost control and stopped consolidating the financial statements of Avianca Perú S.A. as of December 31, 2020.

The following is the summary of the movements in the consolidated financial statements due to the liquidation and the corresponding loss of control of Avianca Perú S.A.

Avianca Perú S.A.
Cash amount in the company	$1,778
Amount of company assets, without cash	36,768
Amount of liabilities in the company	(12,325)

Total net assets of the subsidiary	26,221

Loss on liquidation of subsidiary	$26,221

The total amount of cash from losing control of the subsidiaries is reported in the statement of net cash flows of cash and cash equivalents disposed of as part of said transaction for a net value of $ 1,778.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Sale of subsidiaries

For the years ended December 31, 2019 and 2018, the Group signed two sale agreements that are detailed below:

Turboprop Leasing Company and Aerotaxis La Costeña S.A.

On April 22, 2019, the Group through its subsidiaries Grupo Taca Holdings Limited (“GTH”) and Nicaragüense de Aviación S.A. (“NICA”) sold all GTH shares in Turboprop Leasing Company Ltd. (“Turbo”), and all NICA shares in Aerotaxis La Costeña S.A. (“La Costeña”), respectively, to Regional Airline Holding LLC (the “Buyer”).

As a result of the transaction, the Group lost control and ceased to consolidate the financial statements of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A. on May 31, 2019.

The following is the summary of the movements in the consolidated financial statements due to the sale and the corresponding loss of control of Turbo Leasing Company Ltd. and Aerotaxis La Costeña S.A.

	Turboprop Leasing Company Ltd.	Aerotaxis La Costeña S.A.	Total Sale
Cash amount in the company	$8,876	$2,889	$11,765
Amount of company assets, without cash	28,632	6,928	35,560
Amount of liabilities in the company	(19,507)	(3,729)	(23,236)

Total net assets of the subsidiary	18,001	6,088	24,089
Noncontrolling interest	(5,769)	(1,943)	(7,712)

Participation of GTH / Nicaragüense de Aviación	$12,232	$4,145	$16,377

Consideration received in cash	6,425	4,465	10,890

Loss / gain on sale of subsidiaries	$(5,807)	$320	$(5,487)

The total amount of cash paid for losing control of the subsidiaries is reported in the statement of net cash flows of cash and cash equivalents disposed of as part of said transaction for a net payment of $ 875.

Getcom Int’l Investments SL

On December 28, 2018, Avianca Holdings signed an agreement for the sale and transfer of its stake and control in Getcom Int’l Investments SL, a company incorporated in Spain, to Seger Investments, Corp, a company domiciled in Panama, which already owned a 50% stake in Getcom Int’l Investments SL. In accordance with the terms of said agreement, the Company and the Buyer also made the sale on this date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As a result of the transaction, the Group lost control and stopped consolidating the financial statements of Getcom Int’l Investments S.L. on December 31, 2018.

The following is a summary of the movements in the financial statements due to the sale and the corresponding loss of control of Getcom Int’l Investments S.L:

Cash amount at Getcom Int’l Investments S.L.	$1,764
Amount of assets of Getcom Int’l Investments S.L., without cash	20,561
Amount of liabilities at Getcom Int’l Investments S.L.	(6,980)

Total net assets of the subsidiary	$15,345
noncontrolling interest	(7,674)

AVH participation	7,671

Consideration Received:
Part of the consideration consisting of cash	18,000
Part of the consideration consisting of accounts receivable	250

Fair value of the consideration received	$18,250

Gain on sale of subsidiary	$10,579

As of December 31, 2020, and 2019, Avianca Holdings S.A. had a total fleet consisting of:

	December 31, 2020			December 31, 2019
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-319	23	2	25	23	4	27
Airbus A-320	22	33	55	31	26	57
Airbus A-320 NEO	3	7	10	3	7	10
Airbus A-321	5	6	11	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	1	6	7	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F	3	—	3	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	1	1
ATR-72	11	—	11	15	—	15
Boeing 767F	2	—	2	2	—	2
Embraer E-190	—	—	—	10	—	10

	84	62	146	113	58	171

(1)	Operating leases increase from 2019 to 2020, due to the acquisition of operating aircraft under lease (Sale and Lease Back).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Basis of preparation of the consolidated financial statements

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the group for the year ended December 31, 2020 were prepared and submitted by Management and authorized for issuing by Audit Committee on April 29, 2021.

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

These consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. The evolution of COVID-19 and the chapter 11 proceedings generates uncertainty that could negatively affect our assumptions, for that reason the actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated financial statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020. However, the current environment generates uncertainty and complexity in the estimates calculate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Our situation related to Chapter 11 creates material uncertainties that may raise significant doubts about our ability to continue as a going concern. See note 2 (e).

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 75 aircraft from the A319, A320, A321, A330, A330F, ATR72, and B787 families.

•

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

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the consolidated financial statements:

•

The Group recognizes revenue from tickets that are expected to expire without having been used based on historical data and experience, and the impact of COVID-19 in the future trend of use of tickets by passengers. To define the expected expiration, with the support of an independent third-party specialist, the administration must make estimates of the historical experience, which is an indication of the future behavior of the clients, analyzed by type of rate. As indicated by the accumulated data, the administration evaluates the historical data once a year or more frequently according to experience and makes the necessary adjustments.

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

•

Deferred tax assets are recognized for all unused tax losses and taxable temporary differences to the extent that it is probable that taxable profit will be available against which the deferred tax can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income (See note 14 y 24). The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2020. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 14 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, it’s realized by transportation and loyalty cash generating units. An impairment charge is recognized when the asset’s carrying value exceeds its value-in-use and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

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

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the rate of the bonds issued by the Colombian Government.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

(e)	Avianca Holding Chapter 11 Filing, Insolvency of Avianca Peru and Going Concern

Background

As a result of the adverse effects of COVID-19, which has resulted in a 90% decline in global passenger traffic and is expected to reduce industry revenues worldwide by $314 billion, according to the International Air Transport Association. Avianca’s scheduled passenger operations had been grounded since mid-March, reducing its consolidated revenue by over 63% and placing significant pressure on its cash reserves. In order to preserve and reorganize our businesses, Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020 and September 21, 2020, voluntary petitions under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Chapter 11 procedures and advisors

The Chapter 11 process is a well-established legal process in the United States of America that is recognized by many other countries around the world. The process is a temporary one that, allows a company to reorganize and complete a financial and operational restructuring under the supervision of the U.S. federal court system, while continuing its operations under the oversight of its board of directors and management team. Many companies, including airlines, have used the Chapter 11 process to reorganize their financial obligations and emerge as stronger organizations. Avianca itself underwent a Chapter 11 process in 2003 that allowed it to position itself for expansion in Latin America.

Through the Chapter 11 reorganization process, Avianca intends to:

•

Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted.

•

Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential nonstop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic.

•

Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 14,500 jobs throughout Latin America, including more than 10,000 in Colombia, and working with more than 3,000 vendors.

•

Restructure the Company’s balance sheet and obligations to enable Avianca to navigate the effects of the COVID-19 pandemic as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute a business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy.

These risks include our ability to:

•	maintain adequate cash on hand throughout the Chapter 11 process,

•	generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19,

•	confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings,

•	obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing,

•	maintain relationships with our creditors, suppliers, service providers, customers, directors, officers, and employees,

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions, and

•	bear the high costs of bankruptcy proceedings and related fees.

Additionally, these risks include that:

•	counterparties may seek and obtain court approval to terminate contracts and other agreements with us,

•	third parties that are outside the jurisdiction of the bankruptcy court to enforce their claims against the Debtors, either during the Chapter 11 cases or after their conclusion,

•

the bankruptcy court may shorten the exclusivity period for us to propose and confirm a Chapter 11 plan appoint a Chapter 11 trustee (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings or (iv) dismiss the Chapter 11 cases, and

•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

In connection with the Company’s reorganization proceedings pursuant to Chapter 11, the United States Trustee for Region Two appointed the following seven unsecured creditors as members of the Company’s Unsecured Creditors’ Committee (hereinafter the “Committee”): (i) La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (Pension fund for the Colombian Association of Civil Aviators or CAXDAC); (ii) The Boeing Company; (iii) Puma Energy; (iv) SMBC Aviation Capital, Ltd. (v) KGAL Investment Management GmbH & Co KG; (vi) Delaware Trust Company; and (vii) the Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles or “ACDAC”).

To best position Avianca to successfully complete the Chapter 11 process, the Company’s Board of Directors has retained world-class advisors, including Seabury Securities LLC and FTI Consulting, which are serving as financial advisors to Avianca, as well as Milbank LLP, Smith, Gambrell & Russell, LLP, Gómez-Pinzón Abogados and Urdaneta, Vélez, Pearl & Abdallah Abogados, which are serving as legal counsel. The Company’s Board of Directors has also been advised by Willis Towers Watson, an independent compensation consultant, regarding the Company’s compensation programs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Chapter 11 Process

Chapter 11 filing

Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020 and September 21, 2020, voluntary petitions under chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York.

The prepetition liabilities of the 39 companies under chapter 11 as of May 10, 2020, and its update as of December 31, 2020 are the following:

December 31, 2020
Debt	4,200,663
Accounts payable	261,126
Accrued expenses	22
Provisions for legal claims	18,107
Provisions for return conditions	160,839
Other liabilities	330

4,641,087

The two companies included under Chapter 11 on September 21, 2020 do not present liabilities. See details of the obligations subject to commitment in each of the disclosure notes.

As a result of the filing of voluntary petitions on May 10, 2020, under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, the ( “NYSE”) announced on May 11, 2020 that, as is standard practice, the NYSE suspended trading in the Company’s American Deposit Shares (the “ADSs”), each of which represents eight preferred shares of the company. On May 27, 2020, the (“NYSE”) submitted to the Securities and Exchange Commission the intention to withdraw ADSs from Avianca Holdings from listing and registering on the (“NYSE”) at the opening of operations on June 8, 2020, in accordance with the provisions of Rule 12d2-2 (b) because, in the opinion of the (“NYSE”), ADSs are considered not adequate to continue to be listed and traded on the (“NYSE”). On June 1, 2020, the Securities and Exchange Commission confirmed that the Company’s ADSs were deregistered under Section 12 (b) of the Securities Exchange Act of 1934.

On May 22, 2020, the Colombian Stock Exchange (“BVC”) notified the Company that: (i) the Company’s preferred shares continue to be listed on the BVC, (ii) the Company’s preferred shares remain ineligible for repo transactions and are inadmissible as collateral for margin calls on other types of transactions, and (iii) as of May 11, 2020, no futures or options contracts can be entered into with respect to Avianca’s preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Motions filed on May 10, 2020 have been progressively approved by the United States Bankruptcy Court for the Southern District of New York at hearings on May 12, 2020, June 11, 2020, and July 14, 2020 Collectively, the orders issued by the Court at the hearing will help ensure that Avianca continues normal business operations throughout the reorganization process.

Operational motions

The Court granted initial relief to make payments of $ 300 million. The foregoing allowed Grupo Avianca Holdings S.A. protect employees and suppliers while continuing to serve customers. Avianca received authorization to:

•

Pay certain employee wages, compensation and benefit obligations owed from before the filing date, as well as to continue paying wages and honoring employee benefit programs in the normal course of business during its Chapter 11 cases.

•

Maintain its network of customer programs throughout this process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process; and,

•

Honor various obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company will also continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

•	Pay accrued and ongoing prepetition taxes and fees, as well as insurance and surety bond obligations, as they come due in the ordinary course of business.

Rejection of certain contracts

As debtor in the Chapter 11 cases, Avianca has the ability to reject burdensome executory contracts and unexpired leases. Upon commencement of the Chapter 11 cases, Avianca sought to reject the leases of 12 aircraft, which was approved at the hearing of June 11, 2020. The rejected aircraft correspond to 2 A330, 2 A319, 2 A320, 2 A321 and 4 ATR-72. (See note 14). As of December 31, 2020, and as a result of these rejections, the obligations with the lenders and lessors were extinguished and Avianca also lost control over the related assets, which led to the derecognition of the assets and liabilities associated with these aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

DIP Financing

On October 5, 2020, the U.S. Bankruptcy Court for the Southern District of New York approved Avianca Holdings S.A.’s debtor in possession (DIP) financing (the “DIP Order”) in an aggregate principal amount of up to approximately $1,992,191 – inclusive of outstanding debt that was refunded, refinanced and replaced (on a cashless basis), fees and discounts. The DIP financing consists of Tranche A loans and notes in an aggregate principal amount of up to $1,269,500 (corresponding to $881,000 of new money and the remaining $388,500 of roll-ups in respect of the New Bonds) and Tranche B notes in an aggregate principal amount of up to $722,918 (corresponding to $335,920 of new money and the remaining $388,500 of roll-ups in respect of the secured convertible loan agreement entered into with United Airlines Inc., Kingsland International Group S.A. and certain other investors and the convertible securities purchase agreement entered into with Citadel in December 2019 and January 2020). Further, Tranche A is composed by a sub-tranche A-2, consisting of a backstop commitment provided by certain lenders in an aggregate principal amount of $240,000 to allow for the eventual participation of one or more governments in the DIP financing.

Each of Avianca Holdings S.A.’s subsidiaries that are currently under Chapter 11 guarantee, on a joint and several basis, all of Avianca Holdings S.A.’s obligations. On October 13, 2020, the DIP financing agreements became effective and the initial disbursements thereunder took place, disclosed in note 17 to the consolidated financial statements.

As set forth in the DIP Order and the applicable agreements, the DIP financing agreements are collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of Avianca Holdings S.A. and the guarantors (including pledges on Avianca Holdings S.A.’s equity in LifeMiles and its material subsidiaries such as those that conduct cargo operations, pledges on certain of the obligors’ intellectual property and control agreements in respect of certain of Avianca Holdings S.A.’s and its subsidiaries’ bank accounts).

The Company expects that the DIP financing will provide the Company necessary funds to support its operations through the Chapter 11 process.

Claims processing

On November 16, 2020, the United States Bankruptcy Court for the Southern District of New York granted the motion for a Claims Date (Bar Date) establishing January 20, 2021 (“The general deadline”) as the general deadline for each entity (including individuals, partnerships, joint venture agreement, trusts and government units) file proofs of claim against the Debtors. Government units had until February 5, 2021 (the “Deadline for Government Units”), to present evidence of claim.

Entities that have a claim against any of the Debtors arising from the rejection of successive performance contracts and leases in force, must present evidence of claim no later than (i) on the General Deadline Date, or (ii) the last of the date that is (a) thirty days after the date of entry of an order from the Bankruptcy Court authorizing the rejection of said contract or lease, or (b) the applicable rejection date (the “Deadline for Rejection Claims”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

In accordance with the Bar Date Order, if any of the Debtors modifies or complements its Annexes, the affected claimant must present its evidence of claim or rectify its evidence of claim already presented with respect to such modification of its Claim Prior to the Request in the Annex, no later than (a) on the General Deadline Date, or (b) within thirty days following the date on which the affected claimant is notified about the modification of the Annex, whichever is later “Deadline for Annexes Modified ”).

On May 10, 2020 (the “Petition Date”), Avianca Holdings SA (the “Company” or “Avianca”) and certain of its subsidiaries and affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

No assurance can be given as to the value, if any, that may be ascribed to the Debtors’ various pre-petition liabilities and other securities.

Under Section 365 and other relevant sections of the Bankruptcy Code, the Debtors may assume, assume and assign, or reject executory contracts and unexpired leases, including, without limitation, agreements relating to aircraft and aircraft engines (collectively, Aircraft Property) and leases of real property, subject to the approval of the Bankruptcy Court and certain other conditions.

In general, rejection of an executory contract or unexpired lease is treated as a prepetition breach of such contract or lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such contract or lease. The contract counterparty or lessor, for its part, can assert a prepetition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing defaults under such executory contract or unexpired lease.

As of December 31, 2020, the Debtors had rejected twelve Aircraft leases relating to four ATR 72, four Airbus A320, two Airbus A321 and two Airbus A330, which have been returned to the respective lessor. The Debtors expect that liabilities subject to compromise and resolution in the Chapter 11 Cases will arise in the future as a result of damage claims resulting from the Debtors’ rejection of various executory contracts and unexpired leases. Due to the uncertain nature of many of the potential rejection claims, the magnitude of such claims is not reasonably estimable at this time. Such claims may be material. As of December 31, 2020, the Group have recorded in the financial statements the amounts for claims for which there was reasonable sufficient information to estimate the claim.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Dissolution of Avianca Peru

Parallel to your Chapter 11 filing in the US, Avianca began winding up its operations in Peru in accordance with local law. This decision supports essential correct sizing efforts and will allow Avianca to renew its focus on core markets by exiting its court-supervised reorganization.

Currently, the liquidation proceeding is in process of liquidating liabilities and assets of such entity. Such process is under the supervision of Estrategia Consultores S.A.C, the designated independent liquidator. Although the agreement of the General Shareholders’ Meeting has already been published, its registration in the Public Registry of Peru since July 08, 2020.

On May 27, 2020, the Bankruptcy Court of the Southern District of New York, in the best interest of Avianca, its creditors and other related parties, authorized the debtor companies to pay the labor obligations to the employees of Avianca Peru S.A., as well as any other cost associated with its liquidation up to a limit of $7 million related to the 906 employees of the Company. As of December 31, 2020, payments related to labor settlements were recognized to the employees of Avianca Perú S.A. for $8,773, the same that have been served with the Company’s own resources without even having to resort to requesting funds from the Bankruptcy Court of the Southern District of New York.

Going Concern

As a result of the adverse effects of COVID-19, the Group recognized a net loss after tax of $1,094,135 as of December 31, 2020 ($893,995 for the year ended December 31, 2019), that originated an equity deficit of $1,301,772; and the consolidated statement of financial position reflected an excess of current liabilities over current assets as of December 31, 2020 of $4,843,757 ($1,020,874 as of December 31, 2019) and excluding air traffic liability and frequent flyer deferred revenue of $4,282,560 as of December 31, 2020 ($495,580 as of December 31, 2019).

The administration currently implements among others the following measures under its chapter 11 process:

•	Cost savings and liquidity preservation measures, including temporary deferral of non-essential expenses and capital expenditures.

•

Legal and financial advice for the development and implementation of the reorganization plan under chapter 11 laws and the appropriate decision-making under the current conditions, which includes rejection of contracts and flexibility of lease contracts to limit the consumption of cash in the restructuring period of the Group.

•	Contract renegotiation with suppliers and lessors.

•	Fleet simplification, in line with the protection granted under Chapter 11.

•	Launching commercial strategies to re activate demand for Air services.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The gradual reactivation of our passenger operation, in addition to the execution of the company’s DIP financing, partially disbursed during the last quarter of 2020, have enabled the company to continue to implement its restructuring plan, focused on successfully emerging from Chapter 11 as a viable entity. However, our operations and our ability to develop and execute our business plan, renegotiate our liabilities at sustainable levels, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with the reorganization process under Chapter 11. Such risk implies a significant doubt about our ability to continue as a going concern and, therefore, the Group may not be able to realize its assets and settle the liabilities in the normal course of business.

These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the carrying amounts or classification of reported assets, liabilities, and expenses, that would otherwise be necessary if the going concern assumption was not appropriate.

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by all the Company’s entities of the Group, except in mentioned in the note 4.

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

The consolidated financial statements also include 49 special purpose entities that relate primarily to the Group’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, the consolidated financial statements include 72 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Group has consolidated these entities in accordance with IFRS 10.

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

(Debtor in Possession)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

The liabilities for the accumulated miles are recognized under “Frequent Flyer Deferred Revenue” (See note 22) until the miles are redeemed.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

(Debtor in Possession)

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

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

Property and equipment and intangible assets, once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale is reclassified to current and disclosed in a separate line of the consolidated financial statement, when the criteria for having an assets as held for sale are no longer met, the Company reclassifies property and equipment for the lower value between:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

1)	The carrying amount before the asset was classified as held for sale, adjusted for the depreciation that would have been recognized if it had not been classified as held for sale.

2)	The recoverable amount on the date of the subsequent decision not to sell it.

(i)	Leased assets

(i)	Assets by right of use

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

At the beginning of a contract, the Group assesses whether a contract is or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

At the commencement or modification of a contract that contains a lease component, the Group assigns the consideration in the contract to each lease component on the basis of their relative independent prices. However, for property leases the Group has chosen not to separate the non-lease components and to account for the lease and non-lease components as a single lease component.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

The Group’s intangible assets include the following:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

For a financial asset to be classified and measured at amortized cost or at fair value through OCI, it must give rise to cash flows that are “only capital and interest payments (SPPI)” over the outstanding principal amount. This evaluation is known as the SPPI test and is performed at the instrument level.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized primarily when:

The rights to receive cash flows from the asset have expired

The Group has transferred its rights to receive cash flows from the asset or has assumed the obligation to pay the cash flows received in full without significant delay to a third party under a “transfer” agreement, and (a) the The Group has transferred substantially all the risks and benefits of the asset, or (b) the Group has not transferred or retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

Note 31 includes an analysis of the fair values of financial instruments and more details on how they are valued.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

For purposes of this testing, the Group has identified the transportation business units and the loyalty program as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds the greater value of its value-in-use or its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis or on an interim basis whenever a triggering event occurs.

In 2020 due to the impact of COVID-19 and the Chapter 11 process it was necessary to perform an impairment test on non-financial assets and as a result no impairment record was required. See assumptions and book value in note 15.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

For certain operating leases, the Group is contractually obligated to return aircraft in a defined condition. The Group recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the consolidated statement of comprehensive income in “Maintenance and repairs”. These costs are reviewed annually and adjusted accordingly.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2020. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

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

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group was not affected by these amendments on the date of application.

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

The amendments to the definition of material do not have a significant impact on the Group’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

4.2 Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 17 Insurance contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

Modifications are effective for the period beginning January 1, 2021:

IFRS 9—Financial Instruments, IFRS 7—Financial Instruments: Disclosure, IAS 39—Financial Instruments: Recognition and Measurement and Reform of the Reference Interest Rate Phase 2

The amendments are related to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements and disclosure requirements applying IFRS 7 to accompany the modifications related to modifications and hedge accounting:

•	Modification of financial assets and liabilities and lease liabilities. A practical file is introduced for the modifications by the reform, accounting for the updated effective interest rate.

•	Hedging transactions (and related documentation) should be adjusted to reflect changes to the hedged item, the hedging instrument, and the hedged risk.

•	Disclosures in order to allow users to understand the nature and scope of the risks arising from the IBOR reform to which the entity is exposed and how the entity manages these risks.

IFRS 4 is also amended to require insurers that apply the temporary exemption from IFRS 9 to apply the amendment in accounting for the modifications directly required by the IBOR reform.

The modifications are effective globally for annual periods beginning on or after January 1, 2021 and will be applied retrospectively. Early application is allowed. Restatement of previous periods is not required. However, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

The following modifications are effective for the period beginning January 1, 2022:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Classifications of Liabilities as Current or Non-Current (amendments to IAS 1)

•

Modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when “it does not have the right at the end of the reporting period to defer the settlement of the liability for at least the following twelve months. at the date of the reporting period”.

•

Clarifies in the added paragraph 72A that “the right of an entity to defer the settlement of a liability for at least twelve months after the reporting period must be substantial and, as paragraphs 73 to 75 illustrate, must exist at the end of the reporting period”.

Reference to the Conceptual Framework (amendments to IFRS 3)

•

Modifications are made to the references to align them with the conceptual framework issued by the IASB in 2018 and incorporated into our legislation, in that sense the identifiable assets acquired and the liabilities assumed in a business combination, on the transaction date, will correspond to those that meet the definition of assets and liabilities described in the conceptual framework.

•	Paragraphs 21A, 21B and 21C are incorporated regarding the exceptions to the recognition principle for liabilities and contingent liabilities within the scope of IAS 37 and IFRIC 21.

•	Paragraph 23A is incorporated to define a contingent asset, and clarify that the acquirer in a business combination will not recognize a contingent asset on the acquisition date.

Property, Plant and Equipment: Products Obtained Before Intended Use (amendments to IAS 16)

•

The modification deals with the costs directly attributable to the acquisition of the asset (which are part of the PPYE element) and refers to “the costs of checking that the asset works properly (that is, if the technical and physical performance of the asset it is such that it can be used in the production or supply of goods or services, to lease to third parties or for administrative purposes)”.

•

Paragraph 20A states that the production of inventories, while the PPYE element is in the conditions foreseen by management, at the time of sale, will affect the results of the period, together with its corresponding cost.

•

Any effect on its application will be made retroactively, but only to the elements of PPYE that are brought to the place and conditions necessary for them to operate in the manner foreseen by management from the beginning of the first period presented in the financial statements. in which the entity applies the modifications for the first time. The cumulative effect of the initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings (or other component of equity as appropriate) at the beginning of the first period presented.

Onerous Contracts — Cost of Fulfillment of a Contract (amendments to IAS 37)

•

It is clarified that the cost of fulfilling a contract includes the costs directly related to the contract (the costs of direct labor and materials, and the allocation of costs directly related to the contract).

•

The effect of applying the amendment will not restate the comparative information. Instead, the cumulative effect of the initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, on the date of initial application.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Annual Improvements to IFRS Standards 2018–2020

•

Modification to IFRS 1. Subsidiary that adopts IFRS for the first time. Paragraph D13A of IFRS 1 is added, incorporating an exemption on subsidiaries that adopt the IFRS for the first time and take as balances in the opening statement of financial position the book amounts included in the financial statements of the parent (literal a of the paragraph D16 of IFRS 1) so that it can measure the accumulated exchange differences for conversion by the carrying amount of said item in the consolidated financial statements of the parent (also applies to associates and joint ventures).

•

Amendment to IFRS 9. Fees in the “10% test” regarding the derecognition of financial liabilities. A text is added to paragraph B3.3.6 and B3.3.6A is added, it is special to clarify the recognition of the commissions paid (to the result if it is a cancellation of the liability, or as a lower value of the liability if it is not as a cancellation).

•

Amendment to IAS 41. Taxes in fair value measurements. The phrase “nor tax flows” is eliminated from paragraph 22 of IAS 41, the reason for the above is because “before Annual Improvements to IFRS Standards 2018-2020, IAS 41 had required an entity to use the flows of cash before taxes when measuring fair value but did not require the use of a discount rate before taxes to discount those cash flows”. In this way, the requirements of IAS 41 are aligned with those of IFRS 13.

•

Extension of the Temporary Exemption from the Application of IFRS 9 Paragraphs 20A, 20J and 20O of IFRS 4 are amended to allow the temporary exemption that allows, but does not require, the insurer to apply IAS 39.

•

Financial Instruments: Recognition and Measurement instead of IFRS 9 for annual periods beginning before January 1, 2023 (because from that date there is a new international requirement contained in IFRS 17).

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group’s consolidated financial statements.

The Group’s operational information by reportable segment for the year ended December 31, 2020 are as follows:

	For the year ended December 31, 2020
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$1,566,546	$145,039	$—	$1,711,585
Inter-segment	(102,770)	3,213	99,557	—

Total operating revenue	$1,463,776	$148,252	$99,557	$1,711,585

Operating expenses	1,582,249	117,432	99,349	1,799,030
Depreciation, amortization and impairment	532,150	11,931	(10,017)	534,064

Operating (loss) profit	(650,623)	18,889	10,225	(621,509)

Interest expense	(352,421)	(25,897)	—	(378,318)
Interest income	2,904	1,502	—	4,406
Derivative instruments	(3,064)	1	—	(3,063)
Foreign exchange	(46,312)	(182)	—	(46,494)
Equity method	274	—	—	274
Income tax expense	(49,387)	(44)	—	(49,431)

Net (loss) profit for the period	$(1,098,629)	$(5,731)	$10,225	$(1,094,135)

Total Assets	$6,757,269	$226,391	$(123,166)	$6,860,494

Total Liabilities	$7,289,684	$891,841	$(19,259)	$8,162,266

The Group’s operational information by reportable segment for the year ended December 31, 2019 are as follows:

	For the year ended December 31, 2019
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,284,901	$336,595	$—	$4,621,496
Inter-segment	149,595	1,856	(151,451)	—

Total operating revenue	$4,434,496	$338,451	$(151,451)	$4,621,496

Operating expenses	4,067,372	196,116	(151,768)	4,111,720
Depreciation, amortization and impairment	1,061,766	11,991	(9,700)	1,064,057

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Operating (loss) profit	(694,642)	130,344	10,017	(554,281)

Interest expense	(263,049)	(36,893)	—	(299,942)
Interest income	6,741	2,300	—	9,041
Derivative instruments	(1,892)	(272)	—	(2,164)
Foreign exchange	(24,117)	(73)	—	(24,190)
Equity method	1,524	—	—	1,524
Income tax expense	(24,042)	59	—	(23,983)

Net (loss) profit for the period	$(999,477)	$95,465	$10,017	$(893,995)

Total Assets	$7,219,611	$243,249	$(188,950)	$7,273,910

Total Liabilities	$6,522,422	$880,483	$(134,162)	$7,268,743

The Group’s operational information by segment reportable for the year ended December 31, 2018 are as follows:

	For the year ended December 31, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$4,577,021	$313,809	$—	$4,890,830
Inter-segment	148,882	1,867	(150,749)	—

Total revenue	4,725,903	315,676	(150,749)	4,890,830

Operating expenses	4,226,414	193,269	(150,357)	4,269,326
Depreciation, amortization and impairment	388,960	12,976	(12,548)	389,388

Operating profit	110,529	109,431	12,156	232,116

Interest expense	(182,230)	(30,064)	—	(212,294)
Interest income	8,062	2,053	—	10,115
Derivative instruments	567	(827)	—	(260)
Foreign exchange	(9,238)	18	—	(9,220)
Equity method	899	—	—	899
Income tax expense	(20,258)	45	—	(20,213)

Net segment profit (loss) for the period	$(91,669)	$80,656	$12,156	$1,143

Total Assets	$7,098,272	$248,937	$(228,566)	$7,118,643

Total Liabilities	$5,426,718	$862,834	$(163,370)	$6,126,182

(1)	Loyalty revenue for redeemed miles is found in the entry of passengers revenue.
(2)

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized in the Avianca Holdings Subsidiaries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For the years ended December 31,
	2020	2019	2018
United States of America	$297.286	$681,728	$462,091
Central America and the Caribbean	318.723	289,543	248,896
Colombia	671.272	2,378,772	2,580,979
South America (excluding Colombia)	366.290	754,574	732,586
Other	58.014	516,879	866,278

Total operating revenue	$1,711,585	$4,621,496	$4,890,830

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the geographic areas presented there are no individually significant countries.

(6)	Seasonality

As a consequence of the COVID-19 pandemic, the governments of Colombia and other countries in which we operate, have temporarily suspended international and some national passenger operations, as a result of these measures, this generated a decrease in passenger income compared to previous periods.

Normally, the results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). However, fluctuations in high holiday now demand will be affected by the gradual recovery of passenger confidence in the wake of the pandemic.

In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March, and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter.

(7)	Financial risk management

The Group has exposure to different risks from its use of financial instruments, namely, liquidity risk, commodity risk, foreign currency risk, interest rate risk, credit risk and capital risk management.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

In March 2020, governments around the world, including those of the United States, Colombia and most Latin American countries, declared states of emergency due to the spread of COVID-19, and implemented measures to halt the spread of the virus including, enhanced screenings, quarantine requirements and severe travel restrictions.

These developments negatively impacted the demand for air travel and the company’s ability to maintain its passenger operation thus severely affecting the company’s ability to maintain adequate liquidity levels. In order to mitigate the described adverse effects, we temporarily reduced our domestic as well international capacity. In addition to reducing capacity, we implemented additional cost savings and liquidity preservation measures, including a suspension on hiring of new employees, implementation of voluntary unpaid leave of absence, which more than 14,000 employees took, and temporary deferral of labor contracts, non-essential expenses, capital expenditures, payments on long-term leases and payments of principal on certain financing obligations, as well as negotiations with key suppliers, strategic lenders and other creditors.

To protect and preserve the Group’s operations Avianca Holdings S.A. and certain of its affiliated entities filed voluntary petitions for chapter 11 relief under title 11 of the United States Code on May 10, 2020.

On October 5, 2020, the Group received approval from the U.S. Bankruptcy court for the Southern District of New York to access its debtor-in possession (DIP) financing totaling just over US $2.0 billion. The DIP financing – inclusive of rollups of existing debt and purchase loan consideration –consists of a US$ 1.27 billion Tranche A senior loan and a US$ 722 million Tranche B subordinated loan. The DIP financing includes US$ 1.217 billion of new funds consisting of US$ 881 million in Tranche A and US$ 336 million in Tranche B.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, a part of the bondholders joined the DIP financing as part of the debt restructuring and therefore a roll-up of US$219,600 bonds was carried out.

We believe that the above sources, including our DIP financing and cash flow generated from operating activities, are sufficient for our current working capital requirements.

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. The amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2020

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter

Short–term borrowings	$4,235,197	$4,235,197	$4,235,197	—	—	—	—
Long–term Debt	292,503	375,007	69,564	305,443	—	—	—
Bonds	352,011	352,011	352,011	—	—	—	—
Use rights – IFRS 16	1,401,545	1,646,587	485,985	326,674	263,657	234,064	336,207

Total debt	6,281,256	6,608,802	5,142,757	632,117	263,657	234,064	336,207
Accounts payable	506,256	506,256	489,031	17,225	—	—	—
Accrued Expenses	16,448	16,448	16,448	—	—	—	—

Contractual maturities	$6,803,960	$7,131,506	$5,648,236	$649,342	$263,657	$234,064	$336,207

As of December 31, 2019

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$118,137	$123,734	$123,734	$—	$—	$—	$—
Long–term Debt	3,008,412	3,640,008	554,021	540,615	853,756	612,874	1,078,742
Bonds	531,244	698,436	105,022	43,598	43,598	506,218	—
Use rights – IFRS 16	1,198,530	1,321,871	264,510	246,759	234,094	206,367	370,141
Debt – assets held for sale	490,458	490,458	490,458	—	—	—	—

Total debt	5,346,781	6,274,507	1,537,745	830,972	1,131,448	1,325,459	1,448,883
Accounts payable	542,546	542,546	530,615	11,931	—	—	—
Accrued Expenses	87,610	87,610	87,610	—	—	—	—

Contractual maturities	$5,976,937	$6,904,663	$2,155,970	$842,903	$1,131,448	$1,325,459	$1,448,883

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the years ended December 31, 2020, and 2019, by $3,255 and $12,041. This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2019.

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

The loss in foreign currency is derived primarily from the depreciation of the Colombian Peso against the US Dollar. For the years ended December 31, 2020, 2019 and 2018, the Group recognized a net loss from currency exchanges of $(46,508), $(24,190) and $(9,220) respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group based on its risk management policy was as follows:

	December 31, 2020
	USD	Colombian Pesos	Euros	Mexican Pesos	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$855,733	$33,968	$14,299	$21,985	$1,883	$1,478	$6,092	$935,438
Trade and other receivables, net of expected credit losses	70,018	41,985	43,709	44,878	1,263	10,646	18,038	230,537
Secured debt and bonds	(3,919,738)	(3,823)	(102,935)	—	—	—	—	(4,026,496)
Unsecured debt	(173,632)	(535)	—	—	—	—	—	(174,167)
Accrued expenses	(14,386)	(755)	(92)	—	—	(1,196)	(19)	(16,448)
Accounts payable	(337,854)	(96,252)	(15,893)	(19,354)	(2,261)	(4,804)	(29,838)	(506,256)

Net financial position exposure	$(3519,859)	$(25,412)	$(60,912)	$47,509	$885	$6,124	$(5,727)	$(3,557,392)

Sensitivity analysis
Change forecast in exchange rate		(3.78)%	(8.19)%	(4.63)%	(22.32)%	(18.44)%
Effect on profit of the year		$960.57	$4,988	$(2,200)	$(19,753)	$(1,129)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

At the reporting date the interest rate profile of the Group’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2020	December 31, 2019

Fixed rate instruments
Financial assets	$678,720	$272,013
Financial liabilities	(2,675,990)	(4,421,351)
Interest rate swaps	—	471

Total	$(1,997,270)	$(4,148,867)

Floating rate instruments
Financial assets	$40,050	$5,685
Financial liabilities	(1,759,951)	(925,430)

Total	$(1,719,901)	$(919,745)

(e)	Credit risk

Credit risk is the potential loss from a transaction in the event of default by the counterparty during the term of the transaction or on settlement of the transaction. Credit exposure is measured as the cost to replace existing transactions should a counterparty default.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Following is a summary of the debt–to/capital ratio of the Group:

	Notes	December 31, 2020	December 31, 2019
Debt	17	$6,281,256	$5,346,781
Less: cash and cash equivalents and restricted cash	8	(935,438)	(342,473)

Total net debt		5,345,818	5,004,308
Total equity (deficit)		(1,301,772)	5,167

Total Capital		$4,044,046	$5,009,475

Net debt–to–capital ratio		132%	100%

As part of the Chapter 11 reorganization plan, the Group will submit to the Court the reorganization plan that will include the trading of liabilities at a sustainable level.

(g)	Fair value financial assets and liabilities

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2020 are as follows:

		December 31, 2020
	Notes	Carrying amount	Fair value
Financial assets
Investments	13	$42,919	$42,919
Plan assets	21	216,548	216,548

		$259,467	$259,467

Financial liabilities
Short term borrowings and long–term debt	17	$6.281.256	$6,275,788
Derivative instruments	28,29	2.697	2,697

		$6.283.953	$6,278,485

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position as of December 31, 2019 are as follows:

		December 31, 2019
	Notes	Carrying amount	Fair value
Financial assets
Investments	13	$55,440	$55,440
Derivative instruments	28	536	536
Plan assets	21	204,527	204,527

		$260,503	$260,503

Financial liabilities
Short term borrowings and long–term debt	17	$5,346,781	$5,454,688
Derivative instruments	28,29	1,289	1,289

		$5,348,070	$5,455,977

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2020, and 2019 are as follows:

	December 31, 2020	December 31, 2019
Cash on hand and bank deposits	$881,617	$339,010
Demand and term deposits (1)	29,522	3,462

Cash and cash equivalents	911,139	342,472
Restricted cash (2)	24,299	1

Cash, cash equivalents and restricted cash	$935,438	$342,473

(1)

As of December 31, 2020, and December 31, 2019, within the cash equivalents, there are demand and term deposits that amounted to $ 29,522 and $ 3,462, respectively. The use of term deposits depends on the cash requirements of the Group. As of December 31, 2020, term deposits accrue annual interest rates between 0.62% and 3.91% in Colombian pesos and between 3.54% and 5.38% in dollars. As of December 31, 2019, term deposits accrue annual interest rates between 3.61% and 5.21% in Colombian pesos and between 1.94% and 6.02% in dollars.

(2)

As of December 31, 2020, the total restricted cash will hedge events or claims against the Group. These resources have not risk of change in value on the time and are not available for general use within the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Trade and other receivables

Trade and other receivables as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Trade (1)	$130,009	$222,694
Employee advances	3,835	3,267
Other (2)	145,315	72,331

	$279,159	$298,292
Less provision for expected credit losses	(46,324)	(42,001)

Total	$232,835	$256,291

Net current	$229,917	$233,722
Net non-current	2,918	22,569

Total	$232,835	$256,291

Trade receivables are non-interest bearing.

(1)

As of December 31, 2020, trade accounts receivable are mainly comprised of: $ 69,000 pertaining to pending deposits, $ 102,000 corresponding to debtors and $ 58,000 to other types of debtors. Its decrease is mainly due to the suspension of the operation.

(2)

As of December 2020, corresponds mainly to accounts receivables to Chelsea Securities, S.A for $34,980, USAV Flow for $59,295, miles trust contract for $15,405, Rolls Royce for $11,423, Luis Montes de Oca for $2,770, Airbus for $1,397. As of December 2019, corresponds mainly to amounts charged to Chelsea Securities S.A. for $34.980.

Changes during the year in the provision for expected credit losses for as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of year	$42,001	$12,430
Provision bad debt expense (1)	12,069	50,703
Reversal against the allowance	(7,746)	(21,132)

Total	$46,324	$42,001

(1)

As December 31, 2019, includes impairment of the account receivable assigned by Grupo Aeromar SA of CV to Chelsea Securities, S.A., this account receivable is unsecured, originated in a potential investment of the Group in the Mexican market, a decision to the invest wasn’t approved ($34,980).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of trade receivables at the end of the reporting period is as follows:

	December 31, 2020	December 31, 2019
Neither past due nor impaired	$76,894	$129,732
Past due 1–30 days	535	24,259
Past due 31–90 days	13,168	16,896
Past due 91 days	39,412	51,807

Total trade	$130,009	$222,694
Less provision for expected credit losses	(11,344)	(7,021)

Trade receivables, net of expected credit losses	$118,665	$215,673

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of transactions and balances of related parties for the periods ended December 31, 2020 and 2019:

Company	Country	December 31, 2020				December 31, 2019
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
OceanAir Linhas Aéreas. S.A.	Brasil	—	1,994	124	2,653	2,906	2,178	6,988	26,712
Opera Transporte y logística Integral S.A.S.	Colombia	—	443	—	3,329	—	448	6	4,390
Empresariales S.A.S.	Colombia	—	279	—	1,111	—	475	—	2,755
Global Operadora Hotelera S.A.S	Colombia	3	4	2	90	4	368	6	2,532
Corp Hotelera Internac.. S.A.	El Salvador	—	62	—	—	—	131	—	731
Servicios Aéreos Nacionales S.A.	Costa Rica	—	—	—	—	180	104	213	—
Turbo Leasing Corp.	Bahamas	—	—	—	—	196	—	196	—
Other		154	—	—	19	62	9	3	58

Subtotal		$157	$2,782	$126	$7,202	$3,348	$3,713	$7,412	$37,178

		Receivables	Payables			Receivables	Payables
Short–term		$157	$2,782			$3,348	$3,713

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

On December 31, 2020, the Avianca Holdings S.A. Group settled the liabilities and assets of Avianca Perú S.A., as a result of this transaction, the Group lost control and stopped consolidating the financial statements of Avianca Perú S.A. as of December 31, 2020.

During the period, a provision for uncollectible accounts has been recognized, in with OceanAir Linhas Aéreas for $ 10,153 USD, ($ 7,627 USD in 2019), which corresponds mainly to aircraft rentals and interline loads.

The following is a description of the nature of the services provided by and for related parties. These transactions include:

Related party	Nature of Services

Hotelería Internacional S.A. Global Operadora Hotelera S.A.S Corporación Hotelera Internacional, S.A.	Accommodation services for crews and employees of the Companies.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization

On July 14, 2020, OceanAir was declared bankrupt.

All contracts to date are not in force given the current situation of OceanAir and are not being executed, therefore, Avianca sent OceanAir a notification of termination of the contracts, so there are no more commercial relationships between the companies.

Opera Transporte y logística Integral SAS, before Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments

Key management personnel compensation expense

During the year ended December 31, 2020 and 2019 the short-term employee benefits for key management personnel are $24,393 and $22,402, respectively. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Following the detail for short-term compensation:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Salaries	$9,249	$12,467
Bonuses	9,731	6,658
Social benefits	4,638	2,149
Compensation	18	222
Others	757	906

Total	$24,393	$22,402

(11)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Expendable spare parts	$73,502	$79,427
Supplies	7,931	8,907

Total	$81,433	$88,334

For the years ended December 31, 2020 and 2019 expendable spare parts and supplies in the amount of $35,638 and $63,229, respectively, were recognized as maintenance expense.

Changes during the year in the provision of obsolescence for expandable spare parts and suppliers as follows:

	December 31, 2020	December 31, 2019
Balance at beginning of year	$5,330	$6,505
Expense (reversal) for obsolete inventory	(32)	2,075
Write-offs against the allowance	(820)	(3,250)

Balance at end of year	$4,478	$5,330

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Prepayments

As of December 31, 2020, and 2019 prepaid balances are as follows:

	December 31, 2020	December 31, 2019
Prepaid commissions (1)	$19,408	$41,727
Prepaid compensations clients	1,870	13,768
Premiums for insurance policies	10,241	4,716
Other	4,728	8,801

Total	$36,247	$69,012

(1)

Advance payment made to IATA for service charges of airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and reservation systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A.

(13)	Short term investments, deposits and other assets

Short term investments, deposits and other assets as of December 31, 2020 and 2019 are as follows:

	Notes	December 31, 2020	December 31, 2019
Short term investments (1)		$42,919	$55,440

Total		$42,919	$55,440

Deposits and other assets – short term:
Deposits with lessors (2)		$19,944	$11,963
Guarantee deposits (3)		6,509	8,657
Others (4)		11,091	18,030

Subtotal		37,544	38,650
Fair value of derivative instruments	31	—	525

Total		$37,544	$39,175

Deposits and other assets – long term:
Deposits with lessors (2)		$41,098	$35,374
Long term investments		1,339	—
Guarantee deposits (3)		12,262	10,032
Others (4)		848	8,657

Subtotal		55,547	54,063
Fair value of derivative instruments	31	—	11

Total		$55,547	$54,074

(1)

The short-term classification corresponds to funds invested for terms of less than one year; Excess cash in treasury is invested in accordance with the Group’s Investment Policy. Otherwise they are classified as long term.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	Corresponds mainly to other security deposits, national tax refund titles and deferred charges and deferred charge.

(14)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: The main additions during the year ended December 31, 2020, correspond to sale and lease back transactions of nine Airbus A320 aircraft for $197,707 (recognized as rights of use) with Avolon Aerospace Leasing Limited and $7,581 for additions of connectivity and densification projects. During the year ended December 31, 2019, the Group acquired three Airbus A320N aircraft for $33,500, $31,111, and $30,242 one Boeing 787-9 aircraft for $77,673 recognized as rights of use and one Airbus A300F aircraft, for $14.495.

During 2020, aircraft are reclassified from assets held for sale to property and equipment, correspond to of the aircraft 2 A319, 3 A320, 2 A330, 1 A330F and 4 A321 for a total amount of $ 352,867. As the “highly probable sale” condition was not fulfilled, derived from the current situation of the airline industry caused by COVID-19. The carrying amount that was recognized as property and equipment correspond to recoverable amount.

The main disposals as of December 31, 2020, correspond to the following rejected aircraft leases, 2 A319, 2 A320, 2 A321, 2 A330, y 4 ATR-72 for a total amount of $221,866 due to the chapter 11 plan of reorganization. This motion was approved by the court on June 11, 2020, additionally $ 18,946 reflected in Disposals due to the replacement.

•

Capitalized maintenance: Additions reported for the year ended December 31, 2020 and 2019 correspond to major fuselage, train and APU repairs for $ 30,694 and $ 16,658 also to major engine repairs for $ 43,169 and $ 142,514, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020 and 2019, withdrawals are recognized for $ 18,726 and $ 6,745 for structural repair, respectively, and $ 104,766 and $ 104,886 for major repairs of Engines, OVH and LLP, respectively.

•

Reimbursement of predelivery payments: As of December 31, 2020, the Group suspended the capitalization of interest on PDP’S, mainly due to the cessation of advance payments to aircraft manufacturers. As of December 31, 2020, $ 19,794 was written off for PDPs, for future orders. As of December 31, 2019, the Group capitalized borrowing costs of $8,778 at an average interest rate of 7.01%.

During 2020, the Group renegotiated aircraft purchase contracts for $ 58,548 of which $ 50,004 were received in cash, $ 4,329 was retained for future orders and $4,219 was to cross future predelivery payments. During the year ended December 31, 2019, the Group signed an aircraft purchase contract assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, for $ 90,312.

•

Administrative Property: As of December 31, 2020, additions are mainly recognized for improvements and adherence to the Crew Training building $ 2,567; $ 1,074 is recognized for revaluation. Avianca Holdings S.A.’s subsequent measurement policy is to revalue to recognize the fair value of land and buildings, which make up the property category. The fair values of properties are determined using comparable market methods. This means that the valuations made by the experts through the appraisals are based on market prices, adjusted according to individual characteristics, differences in nature, location or condition of the property.

Impairment

In the year 2019, the impairment loss of $470,661 represented:

•

Impairment of fleet Embraer E-190 and Airbus $455,794: During the year 2019, due to the organizational transformation plan called “Avianca 2021”, the Group made the decision to sell 10 Embraer 190, 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F, in the search for greater fleet standardization, generating benefits and operational efficiencies. The carrying amount was lower than the fair value less to cost to sell, this was recognized in the consolidated statements of comprehensive income. Then we classified these assets to assets held for sale.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•

Others: The main additions during the year ended December 31, 2020 correspond to assets in progress $ 2,241, tools $ 3,644, computer and security equipment $ 1,673 and other non-aeronautical equipment $ 2,570.

•	The main drops as of December 31, 2020 correspond to Ground support equipment and ramp $ 22,430, property improvements $ 13,397, tools and other equipment $ 5,624.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2020, and 2019 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232

Additions	205,289	73,863	6,812	10,118	2,567	11,153	309,803
Disposals	(240,812)	(123,494)	(18,140)	(79,463)	—	(41,451)	(503,360)
Transfers	1,710	2,624	(4,301)	—	414	(447)	—
Reclassification assets held for sale	352,867	—	—	—	—	—	352,867
Revaluation	—	—	—	—	1,074	—	1,074

December 31, 2020	$5,252,110	$546,787	$157,689	$111,982	$142,654	$288,394	$6,499,616

Accumulated depreciation:
December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915
Additions	358,400	88,666	7,307	—	2,752	25,694	482,819
Impairment	—	—	—	—	1,070	—	1,070
Disposals	(38,153)	(114,911)	(6,702)	—	—	(21,966)	(181,732)
Transfers	(1,823)	2,624	(769)	—	414	(446)	—

December 31, 2020	$1,263,644	$202,352	$47,113	$—	$31,723	$143,240	$1,688,072

Net:
December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

December 31, 2020	$3,988,466	$344,435	$110,576	$111,982	$110,931	$145,154	$4,811,544

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of December 31, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	303,476	219,866	16,196	21,324	—	38,198	599,060
Disposals	(48,381)	(114,323)	(43,207)	(95,848)	—	(46,583)	(348,342)
Transfers	18,237	(8,554)	(5,228)	(4,149)	—	(306)	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,739)	(39,631)
Transfers to assets held for sale	(1,563,366)	(288,775)	(20,086)	—	—	(2,398)	(1,874,625)
Revaluation	—	—	—	—	2,761	—	2,761

December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	341,699	157,572	20,047	—	2,178	26,780	548,276
Impairment	455,794	—	—	—	14,867	—	470,661
Disposals	(39,166)	(111,793)	(12,960)	—	(347)	(28,396)	(192,662)
Transfers	7,682	(6,985)	(637)	—	—	(60)	—
Sale of subsidiaries	(11,560)	(3,597)	(34)	—	—	(1,741)	(16,932)
Transfers to assets held for sale	(837,420)	(174,200)	(16,377)	—	—	(2,390)	(1,030,387)

December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(15)	Intangible assets and goodwill, net

Intangible assets and goodwill, net of amortization as of December 31, 2020 and 2019 are follows:

	December 31, 2020	December 31, 2019
Routes	$29,707	$31,911
Trademarks	3,938	3,938
Software and webpages	147,247	158,690
Other intangible rights	—	2,935

Subtotal	180,892	197,474
Goodwill	308,033	308,033

Total Intangible Assets	$488,925	$505,507

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2020 and 2019:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Additions (1)	—	—	—	43,764	—	43,764
Disposals (1)	—	—	—	(10,171)	—	(10,171)

December 31, 2020	$311,180	$52,481	$3,938	$315,719	$27,521	$710,839

Accumulated Amortization and Impairment Losses:
December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Amortization for the year	—	2,204	—	45,036	2,935	50,175

December 31, 2020	$3,147	$22,774	—	$168,472	$27,521	$221,914

Carrying Amounts:

December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

December 31, 2020	$308,033	$29,707	$3,938	$147,247	—	$488,925

(1)

The main additions of other intangibles correspond to SAP project for $33,346, digital transformation project for $2,387, CRM project $2,179, Core System project $1,108, Software and webpages for $4,071. In relation to deconsolidation of Avianca Perú S.A. there is a disposal of $10,171.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(15.1) Goodwill and intangible assets with indefinite useful life

For the purpose of verifying the impairment of goodwill acquired through combinations of business and other intangibles with indefinite useful life, acquired before 2020, have been assigned to the air transport segment, since the Group considers that according to the operational and financial synergies between the different companies of the Group, this is the most appropriate and least arbitrary to measure the recoverable amount. In line with operative model of the Group.

The carrying value of the goodwill allocated to the air transport segment is as follows:

	December 31, 2020	December 31, 2019
Goodwill	$308,033	$308,033
Routes	23,463	23,463
Trademarks	3,938	3,938

The group performed its annual impairment test in the fourth quarter of 2020 consistently with previous years. As of December 31, 2020, and 2019, the Group did not identify potential impairment of goodwill or intangible assets, nor on equipment properties.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model, Cash flow projections are based on the Business plan approved by the Board covering a five-year period that have been impacted by the decrease in demand and the restrictions imposed by various governments in the region and the corresponding adjustment of capacity offered.

Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates, Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Under the Board of directors approved business plan in the fourth quarter of 2020 and knows the impacts generated by COVID 19, The cash flows that have been used in the value-in-use calculations of business plans reflect the estimated negative impact of COVID 19 and the travel restrictions imposed on governments, based on the information that was known at the time and that is being put into practice by the Directorate under the existing conditions.

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The main assumptions used in the calculations of the value in use are as follows:

	December 31, 2020	December 31, 2019
Carrying amount of goodwill, routes and trademarks with indefinite life	$335,434	$335,434
Impairment losses	—	—
Revenue growth p.a. over planning period	2.5% to 24.8%	2.3% to 5%
Operating income over planning period	(5.9%) to 11.4%	5.2% to 8.8%
Capital expenditures over planning period	1.24% to 3.86%	(0.2%) to 12.69%
Duration of planning period	5 years	5 years
Revenue growth p.a. after planning period	3.7%	4.3%
Operating Income after planning period	11.50%	10.00%
Capital expenditures after planning period	2.43%	6.43%
Business Enterprise Value	5,724,540	9,269,446
Discount rate (1)	14.11%	8.72%

As of December 31, 2020, the net book value of the Air Transport UGE, including intangible assets with an indefinite life, amounts to $ 3,190,059.

(1)	As a result of the distortion caused by the contingency of COVID-19 in market rates, for the impairment test, as of December 31, 2020, discount rates have been used, ranging from 9.34% until 14.11%.

(16)	Assets held for sale

In August 2019, the Group began the process of selling 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330, 1 Airbus A330F and 10 Embraer E-190, in accordance with the business transformation plan where greater efficiency of the operated fleet is sought, this sale process was subject to customary closing conditions, This plan seeks to reduce the families of older aircraft, to increase our efficiency.

Assets held for sale as of December 31, 2020 and December 31, 2019 consisted of the following assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2020	December 31, 2019
Airbus aircraft (1,2)		128,640
Airbus aircraft – Sale and subsequent lease (1,2)		489,149
Parts inventory (3)	884	63,264

Total assets held for sale	$884	$681,053

Liabilities associated with the assets held for sale		490,458

Total Debt assets held for sale	$—	$490,458

(1)

During 2020, the aircraft: 2 Airbus A319, 3 Airbus A320, 4 Airbus A321, 2 Airbus A330 and 1 Airbus A330F, were classified as part of property and equipment for $ 352,867 (See note 14) due to their The sale does not meet the criteria of “highly probable”, derived from the current situation of the Group due to the effects of COVID-19 (See note 2e) and subsequent decision to benefit from the voluntary reorganization under chapter 11. The amount for which they were recognized in property and equipment correspond to their recoverable value.

(2)

In December 2019, the Group signed a letter of intent for the sale and subsequent lease agreement with Avolon Aerospace Leasing Limited in relation to 15 aircraft (Airbus A320 and A321), of which 9 Airbus A320 aircraft were sold during 2020 with subsequent lease, for a value of $ 263,293 and this operation generated a loss on sale of $ 1,628.

(3)	As of December 31, 2020, 10 Embraer 190s were sold for $ 62,356 and this operation generated a loss on sale of $ 16.
(4)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Debt

Loans and borrowings, measured at amortized cost, as of December 31, 2020 and December 31, 2019 are summarized as follows:

	December 31, 2020	December 31, 2019
Current:
Short–term borrowings and current portion of long–term debt	$4,235,197	$569,292
Current portion-bonds	352,011	65,632
Short-term aircraft rentals - right of use	414,410	229,260
Short-term other rentals - right of use	9,476	7,860

	$5,011,094	$872,044

Noncurrent:
Long–term debt	$292,503	$2,557,257
Non-current portion-bonds	—	465,612
Long-term aircraft rentals – right of use	929,789	899,265
Long-term other rentals – right of use	47,870	62,145

	$1,270,162	$3,984,279

As of December 31, 2020, the debt is classified as follows:

31 de December, 2020
Guaranteed	$4,026,496
Not Guaranteed	174,167

Subtotal	$4,200,663

Debt in Chapter 11	$4,200,663
Loans	397,630
(Debtor in Possession) DIP	1,682,963

Total	$6,281,256

The debt of companies that filed voluntary petitions to the Bankruptcy Court of the Southern District of New York for protection under Chapter 11 of the United States Bankruptcy Code (11 USC § 101, et, seq) as of May 10, 2020 was $4,829,070. During the hearing held on June 11, 2020, the Court approved a motion to reject 12 aircraft, of which 10 corresponded to companies under the protection of Chapter 11 and had a debt of $259,347. As of December 31, 2020, the total debt of the companies that filed for protection under Chapter 11 is $4,200,663. The total debt for the 12 rejected aircraft is $277,091.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Non-compliance debt

As of December 31, 2020, we have reclassified long-term debt to short-term debt for $2,073,197 as a result of default on the loan conditions, derived from non-payment decisions originated by the measures taken to preserve the Group’s cash as consequence of COVID-19 (See note 2e), On March 20, 2020, we unilaterally suspended debt amortization payments for $210 million.

Additionally, aircraft rental payments under operating lease were suspended for $ 157 million. The long-term portion related to these leases is not reclassified to the short-term, as its accelerated payment is not required.

Terms and conditions of the Group’s outstanding obligations for periods ended December 31, 2020 and December 31, 2019, are as follows:

		December 31, 2020
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2022	6.00%	$108,257	$99,857
Long–term debt	2029	6.91%	4,975,853	4,427,843
Bonds	2023	8.88%	550,000	352,011
Aircraft rentals	2031	4.92%	1,266,489	1,344,199
Other rentals	2037	7.16%	87,405	57,346

Total			$6,988,004	$6,281,256

		December 31, 2019
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2020	6.43%	$128,671	$118,137
Long–term debt	2029	4.68%	4,185,526	3,008,412
Bonds	2023	9.93%	550,000	531,244
Aircraft rentals	2031	4.92%	1,347,219	1,128,525
Other rentals	2037	7.37%	87,405	70,005

Total			$6,298,821	$4,856,323

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Below the detail of the debt balance by type of loan:

	December 31, 2020	December 31, 2019
Aircraft	$1,883,281	$1,832,500
Corporate	2,644,419	1,294,049
Bonds	352,011	531,244
Right of use IFRS 16	1,401,545	1,198,530

	$6,281,256	$4,856,323

The main additions for the year ended December 31, 2020 and 2019 corresponds to:

•	During 2020, the Group recognized rights of use debt for $191,819 for nine Airbus A320.

•

During 2020, the Group obtained new debt by $1.088,371 under DIP Structure composed of new disbursements and accrued interests capitalized. Additionally, the Company made roll-up to Stakeholders Loans by $386,998 and Senior Notes 2023 by $219,600 under the same DIP Structure.

•

During 2019, the Group obtained $165,838 under loans in order to refinance three A319, nine A320, two A321 and two A330 aircraft. In addition, there were registered use rights debt for $313,001 for three Airbus A320N, Boeing 787-9 and refinancing of the fleet that is recognized as rights of use.

•	Loans for general purposes of:

•

During 2020, the Group obtained $77,917 for working capital purposes, It includes a loan with Citadel for $51,000 through their administrative agent UMB Bank N,A, at a rate 9% for a term of 1 year, and a loan acquired by LifeMiles for $20,000 at a rate Libor + 4,5% a term of 2 years.

•

During 2019, the Group obtained $459,717 for working capital. Mainly, it corresponds to a $324,000 loan with Kingsland and United Airlines and private investors through their administrative agent UMB Bank N.A. at a rate 3% for a term of 4 years. Also, there are loans acquired by LifeMiles, $100,000 at a rate Libor + 5.5 for a term of 3 years.

Secured loan agreement with United Airlines Inc, and Kingsland International Group S.A.

On November 18, 2019, Avianca Holdings S,A signed a $250,000 convertible secured loan agreement with United Airlines, Inc, (“United”) and Kingsland International Group, S.A. or its affiliates (collectively, “Kingsland”), as creditors, which was added for $ 74,000 for a total of $324,000.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The main terms and conditions of convertible loan are:

•	Expiration: Four years from the date of initial disbursement.

•	Interest: 3% annual PIK.

•	Guarantee: A pledge on the shares of the most relevant subsidiaries of the Company.

•

Conversion Price: $4.6217 (in dollars) for each ADS, representing a 35% surcharge to the weighted average price volume at 90 days, as of October 3, 2019, of $3.4235 (in dollars), If there is a change of control event of the Company, the conversion price will be reduced to $4.1595 (in dollars), The conversion price can be adjusted if the price adjustment events contemplated in the agreement are given.

•

Mandatory conversion: The Company may require that the entire amount due under the Convertible Loan, together with all the corresponding PIK interest and cash caused, be converted into the Company’s capital in the event that the following conditions are met: (i) (a) Company ADSs are priced at a price of $7.00 (in dollars), or greater, at a weighted average price volume at 112 of 150 consecutive business days (if such conversion occurs after the first anniversary of the Convertible Loan disbursement) or (b) the Company ADSs are quoted at a price of $7.00 (in dollars), or greater, at a weighted price volume of 90 consecutive 120 business days (if such conversion occurs after the first anniversary of the disbursement of the Convertible Loan), (ii) the total average consolidated cash balance of the Company is equal to or exceeds $700,000 in the immediately preceding six -month period, (iii) the non-existence of defaults under the Convertible Loan documentation and (iv) the non-existence of material disputes.

•	According to the contractual conditions, this financial instrument is classified as debt.

However, as of December 31, 2020, the obligations that had been contracted with United Airlines, Inc and Kingsland International Group, S.A. or its affiliates were incorporated into financing under the Debtor in Possession (“DIP”) structure, as part of Avianca Holdings’ debt restructuring.

Senior bonds

As part of the Avianca Holdings debt reprofiling program, on December 31, 2019, the automatic and mandatory exchange of $ 484,419 of the aggregate principal amount of the Guaranteed Senior Bonds issued and in circulation with a 8.375% coupon with maturity in 2020 for an Amount of nominal equivalent Senior Guaranteed, with a coupon of 9.00% and maturity in 2023 (the “New Bonds”), The non-exchanged bonds (“Existing Bonds”) amount to an amount of $65,632 that have the same conditions of the initial issuance and maturity in May 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, and December 31, 2019 the Senior Notes outstanding, and the corresponding balances are as follows:

•	Initial issue – existing bonds

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,	December 31,
			2020	2019
Avianca Holdings S.A., Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$71,073	$65,632

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$ 65,581 aggregate capital amount of 8.375% Senior Bonds payable in 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013, Interest will accrue from May 10, 2013, The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date (a):	The Senior Notes matured on May 10, 2020

(a)

Due to the COVID-19 pandemic and the adverse effects caused, was not possible the Senior Bonds pay with an expiration date of May 10, 2020, Therefore, and in accordance with the indicated in note 2(e) this measure was taken with the objective of preserving the Group’s cash.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

•	New bonds

Issuing entities	Original currency	Total placed in original currency	Balance as of
			December 31,	December 31,
			2020	2019
Avianca Holdings S.A. (1)	USD	484,419	$280,938	$465,612

Issuers:	Avianca Holdings S.A.

Guarantors:	Avianca Costa Rica, S.A, Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A, unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$484,419 aggregate capital amount of 9.00% Senior Bonds payable in 2023.

Initial Issue Date:	December 31, 2019.

Issue Amount:	$484,419

Interest:	The Senior Notes will bear interest at a fixed rate of 9.00% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, Interest will accrue from May 10, 2020, The interest are accumulated from December 31, 2019.

Transaction costs	The transaction costs associated with this new bond issue were $18,807, which are presented as a lower value of the initial carry amounts.

Maturity Date:	The Senior Notes will mature on May 10, 2023

(1)

As of December 31, 2020, as part of debt restructuring, a Roll-up of the obligations for $219,600 is carried out; because some bondholders joined the financing under the DIP structure and last year’s costs were amortized.

Future payments on long–term debt

The following future payments including interests on long–term debt for the periods ended December 31, 2020 and December 31, 2019.

The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Aircraft and corporate debt

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$4,304,761	$305,443	$—	$—	$—	$4,610,204

December 31, 2019	$554,021	$540,615	$853,756	$612,874	$1,078,742	$3,640,008

Bonds

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$352,011	$—	$—	$—	$—	$352,011

December 31, 2019	$105,022	$43,598	$43,598	$506,218	$—	$698,436

Aircraft rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$471,635	$319,849	$258,452	$229,118	$262,097	$1,541,151

December 31, 2019	$256,192	$238,618	$226,537	$198,880	$323,329	$1,243,556

Other rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2020	$14,350	$6,825	$5,205	$4,946	$74,110	$105,436

December 31, 2019	$8,318	$8,141	$7,557	$7,487	$46,812	$78,315

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at December 31, 2020

	January 1, 2020	New acquisitions (1)	New Leases (2)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others (3)	Reclassification (4,5)	December 31, 2020
Current interest-bearing loans and borrowings (excluding items listed below)	$118,137	$51,223	$—	$6,707	$(14,447)	$(2,400)	$(9,363)	$(50,000)	$99,857
Current portion of long-term credits (excluding items listed below)	$451,155	$1,048,941	$—	$174,384	$(269,357)	$(102,713)	$(203,479)	$3,036,409	$4,135,340
Current Bonds	$65,632	$—	$—	$21,475	$85	$—	$—	$264,819	$352,011
Non-current bonds	$465,612	$—	$—	$2,314	$—	$—	$16,493	$(484,419)	$—
Non-current portion of long term debt	$2,557,257	$12,916	$—	$—	$—	$—	$(1,319)	$(2,276,351)	$292,503
Aircraft rentals – right of use	$1,128,525	$—	$191,819	$79,730	$(52,729)	$(28,919)	$25,773	$—	$1,344,199
Other rentals – right of use	$70,005	$—	$15	$1,688	$(14,400)	$(2,031)	$2,069	$—	$57,346

Total liabilities from financing activities	$4,856,323	$1,113,080	$191,834	$286,298	$(350,848)	$(136,063)	$(169,826)	$490,458	$6,281,256

(1)	The value indicated in the cash flow is $ 944,580, the difference corresponding to: $168,500 for the acquisition of Lifemiles. The transaction costs of the DIP financing contracts amount to $42,516.
(2)	Property and equipment acquired during the period under financial and operating lease; These movements have no effect on the consolidated statement of cash flows.
(3)	As part of reorganization proceedings on Chapter 11, 8 aircraft of financial lease and 4 aircraft recognized as rights of use were rejected.
(4)

$490,458 it was reclassified from liabilities associated with the assets held for sale to short-term and long-term debt, Likewise, a reclassification of long-term short-term debt of $2,073,197 has been recognized for purposes of non-compliance in some terms and conditions of our debts.

(5)	As part of the debt restructuring, the Company Rolled-up stakeholder loans for $50,000 and Senior Notes 2023 under the DIP structure for a total of $219,600.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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
(2)

The value indicated in the cash flow is $ 616,555, the difference of $ 465,612 corresponds to the value of the bonds exchanged ($484,419) in December 2019 less transaction costs ($18,807) and $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

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

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(18)	Accounts payable

Accounts payable as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Current:
Trade accounts payable	$381,486	$302,414
Taxes no related to rent (1)	105,046	210,330
Social Charges (2)	1,766	327
Other payables (3)	733	17,544

Total	$489,031	$530,615

Non-Current:
Trade accounts payable	5,086	2,112
Social Charges (2)	2,070	2,190
Other payables (3)	10,069	7,629

Total	$17,225	$11,931

(1)

These corresponds to taxes and fees charged to passengers that will be paid to the government authority such as airport taxes, departure and entry taxes to countries, etc. In addition to VAT and VAT withholding payable and that due to the COVID-19 pandemic generated a decrease for the end of 2020.

(2)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Group in the various jurisdictions in which it operates.
(3)	The other accounts payable mainly include provisions for travel expenses, provisions for fees and accrued interest. As well as projects related to aircraft that are in the long term.

As of December 31, 2020, the accounts payable prior to entering Chapter 11 of the companies that availed themselves of this protection subject to compromise have a value of $261,126.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Accrued expenses

Accrued expenses as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Operating expenses (1)	$16,448	$82,117
Other accrued expenses (2)	—	5,493

Total	$16,448	$87,610

(1)	Corresponds mainly costs for landings, credit card commissions, air navigation, ground services and passenger services.
(2)	Other accrued expenses include transport, freight and haulage, public services and maintenance.

As of December 31, 2020, the Accrued expenses prior to entering Chapter 11 of the companies that availed themselves of this protection subject to compromise have a value of $22.

(20)	Provisions for return conditions

For certain operating leases, the Group is contractually obligated to return the aircraft in a predefined condition. The Group accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Current	$22,277	$21,963
Non – current	138,562	122,425

Total	$160,839	$144,388

Changes in provisions for return conditions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Balances at beginning of year	$144,388	$130,160
Provisions made	25,435	65,671
Provisions reversed	(6,475)	(49,557)
Provisions used	(2,509)	(1,886)

Balances at end of year	$160,839	$144,388

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2020, there is an increase in maintenance reserves, mainly explained by changes in the scheduling of maintenance visits, incorporation of aircraft and start of provision of spare engines, updating of the present value of the provision and contract extensions.

(21)	Employee benefits

Employee benefits as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019

Defined benefit plan	$143,684	$156,732
Other benefits short term	91,176	105,792
Other benefits long term	3,736	4,491

Total	$238,596	$267,015

Current	$135,056	$148,678
Non – current	103,540	118,337

Total	$238,596	267,015

The Group has a defined benefit plan which requires contributions to be made to separately administered funds. The Group has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Group. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Group has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019

Fair value of plan assets	$(216,548)	$(204,527)
Present value of the obligation	360,232	361,259

Total employee benefit liability	$143,684	$156,732

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table summarizes the components of net benefit expense recognized in the consolidated statement of comprehensive income and the funded status and amounts recognized in the consolidated statement of financial position for the respective plans:

Net benefit expense – year ended December 31, 2020 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,492	$2,062
Interest cost on net benefit obligation	16,472	3,625
Interest income on plan assets	(12,191)	—

Net Cost	$5,773	$5,687

Net benefit expense – year ended December 31, 2019 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits

Current service cost	$1,152	$1,359
Interest cost on net benefit obligation	16,376	3,780
Interest income on plan assets	(12,827)	—

Net Cost	$4,701	$5,139

Changes in the present value of defined benefit obligation as of December 31, 2020 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2019	300,288	60,971	361,259
Period cost	17,964	5,687	23,651
Benefits paid by employer	(26,119)	(3,737)	(29,856)
Remeasurements of defined benefit liability	9,498	6,164	15,662
Other	145	—	145
Exchange differences	(9,832)	(797)	(10,629)

Benefit obligation as of December 31, 2020	291,944	68,288	360,232
Fair value of plan assets	(216,548)	—	(216,548)

Total employee benefit liability	$75,396	$68,288	$143,684

Current	39,219	3,333	42,552
Non-current	36,177	64,955	101,132

Total	$75,396	$68,288	$143,684

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of plan assets at December 31, 2019	$204,527
Interest income on plan assets	12,191
Remeasurement of interest assumptions	1,625
Employer contributions	29,650
Benefits paid	(22,246)
Exchange differences	(9,199)

Fair value of plan assets at December 31, 2020	$216,548

Changes in the present value of defined benefit obligation as of December 31, 2019 are as follows:

	Defined benefit Obligation	Other benefits	Total

Benefit obligation as of December 31, 2018	$268,486	$54,970	$323,456
Period cost	17,528	5,139	22,667
Benefits paid by employer	(27,726)	(5,190)	(32,916)
Remeasurements of defined benefit liability	42,048	7,878	49,926
Exchange differences	(48)	(1,826)	(1,874)

Benefit obligation as of December 31, 2019	300,288	60,971	361,259
Fair value of plan assets	(204,527)	—	(204,527)

Total employee benefit liability	$95,761	$60,971	$156,732

Current	$39,539	$3,346	$42,885
Non-current	56,222	57,625	113,847

Total	$95,761	$60,971	$156,732

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of plan assets at December 31, 2018	$178,594
Interest income on plan assets	12,827
Remeasurement of interest assumptions	7,385
Employer contributions	34,083
Benefits paid	(25,509)
Exchange differences	(2,853)

Fair value of plan assets at December 31, 2019	204,527

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

For the year ended December 31, 2020 and 2019, the remeasurements of defined benefit plan liability, net of $(14,037) and $(42,541) respectively were recognized in other comprehensive income.

	December 31, 2020	December 31, 2019
Actuarial gains (losses) recognized in other comprehensive income	$(15,662)	$(49,926)
Return on plan assets adjustment	1,625	7,385

Losses recognized in other comprehensive income	$(14,037)	$(42,541)

The Group expects to contribute $34,321 to its defined benefit plan and other benefits in 2021.

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

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Group’s plans are shown below:

	December 31, 2020	December 31, 2019
Discount rate on all plans	6.00%	6.25%
Price inflation	3.00%	3.00%
Future salary increases
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2020	December 31, 2019
Equity securities	56.00%	31.00%
Debt securities	12.00%	18.00%
Domestic Corporate bonds	23.00%	44.00%
Foreign government/corporate bonds	2.00%	1.00%
Other	7.00%	6.00%

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

The following are the expected payments or contributions to the defined Benefit plan in future years:

	December 31, 2020	December 31, 2019
Year 1	$34,318	$34,655
Year 2	20,714	21,413
Year 3	21.303	21,868
Year 4	22,253	22,537
Year 5	21,841	23,288
Next 5 years	115,073	117,918

	$235,502	$241,679

The average duration of the benefit plan obligation at December 31, 2020 and 2019 is 11.10 and 10.79 years, respectively.

Pension plans for ground personnel

In 2008, the Group entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2020, and 2019, there are 12 beneficiaries, which have not been commuted. Consequently, the Group estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Group’s pension plans, the Group has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

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

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(18,862)	21,856
Pension increase	16,501	(14,348)
Mortality table	(1,317)	(13,317)
Healthcare cost table	(2,252)	(8,887)

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

Each year a new package of virtual shares will be settled, which according to the performance of the period will be delivered in thirds during the following three years. The value to be paid for each third will be the result of calculating the number of virtual shares to be paid, multiplied by the value of the Avianca Holdings S.A. share in NYC for the period. The payment will be made in the base country of work of the beneficiary, the value will be subject to the deductions of taxes that correspond to each country at the time of payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Based on the aforementioned assumptions, the Group recorded a liability of $1,233 and $2,619 on December 31, 2020 and 2019 which is considered within the other long-term employee benefits as a non-current liability in the consolidated statement of financial position.

(22)	Air traffic liability and frequent flyer deferred revenue

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

The balance as of December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019

Air traffic liability	$399,184	$337,363
Miles deferred revenue	162,013	187,931

Current	$561,197	$525,294

Miles deferred revenue	$290,802	$229,701

Non–current	$290,802	$229,701

(23)	Other Liabilities

The other liabilities as of December 31, 2020 and 2019 are as follows:

	Notes	December 31, 2020	December 31, 2019

Derivative instruments	28, 29	$2,697	$1,289
Deferred Revenue(1)		7,270	55,256
Other		2,149	14

Total		$12,116	$56,559

Current		$4,144	$5,110
Non-current(1)		7,972	51,449

Total		$12,116	$56,559

(1)	Corresponds mainly to deferred profits from sales and subsequent. The variation corresponds mainly to the recognition of $ 38,200 of profit on the sale of aircraft.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(24)	Equity

Common and preferred shares

On November 5, 2013 “The Company issued 12,500,000 American Depository Shares (ADS) “ and each represented eight preferred shares. The net income derived from this offer amounts to $183,553 million (net of deduction of emission costs for $3,956), the preferred shares do not have the right to vote nor can they become common shares, the holders of the preferred shares and ADSs will be entitled to receive a minimum dividend to be paid with preference over the holders of the common shares, provided that the dividends have been declared by our shareholders at the annual meeting, If no dividends are declared, none of our shareholders will be entitled to dividends, If the dividends are declared and our annual distributable earnings are sufficient to pay a dividend of at least COP$50 per share to all of our holders of preferred and ordinary shares, such benefits will be paid equally with respect to our preferred and ordinary shares, however, if our earnings Annual distributions are insufficient to pay a dividend of at least COP$50 per share to all our holders of preferred and ordinary shares, a minimum preferred dividend of COP$50 per share will be distributed in proportion to the holders of preferred shares, and any excess over said minimum preferred dividend will be distributed exclusively to holders of ordinary shares.

In relation to this offer, common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares representing 14,734,910 ADS. As a result, the number of common shares was reduced to 665,800,003 and the number of preferred shares increased by 75,599,997 for a total of 331,187,285 preferred shares. The Group did not receive any part of the net income from the sale of the ADS by the selling shareholders.

As of December 31, 2013, “the Group acquired 197,141 of its current preferred shares” consequently, current preferred shares decreased by $25 and the additional capital paid in preferred shares was reduced by $452.

On November 28, 2014, common shareholders (“selling shareholders”) converted 5,000,000 ordinary shares to preferred shares, as a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased by 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2020	December 31, 2019
Authorized shares	4,000,000,000	4,000,000,000
Common shares issued and paid	660,800,003	660,800,003
Preferred shares issued and paid	336,187,285	336,187,285

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The nominal value per share is $0.12 Expressed in cents.

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income from December 31 2019, to December 31, 2020, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)
Other comprehensive Income (loss) for the Period	495	503	(14,608)	—	(855)	1,074	(13,391)	587	(12,804)

As of December 31, 2020	$(2,603)	$960	$(131,312)	$3	$(328)	$41,769	$(91,511)	$603	$(90,908)

The movement of the other comprehensive income from December 31 2018, to December 31, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	4,096	1,205	(42,527)	—	441	2,761	(34,024)	(178)	(34,202)

As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See note 28).

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

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	December 31, 2020	December 31, 2019
Cash flow hedges:
Reclassification during the year to profit or loss	$4,152	$(4,481)
Effective valuation of cash flow hedged	(3,678)	8,413

	$474	$3,932

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$503	$1,205

	$503	$1,205

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Non-controlling interest

The information related to each of the subsidiaries of the Group that has material NCI as of December 31, 2020 is summarized below:

	Taca International Airlines S.A.	Avianca Costa Rica S.A.	Other individually subsidiaries	Total
Percentage non-controlling interest	3.17%	7.58%

Current assets	$152,300	$43,954	$294,413	$490,667
Non-current assets	405,380	53,669	3,494,626	3,953,675
Current liabilities	(365,984)	(24,026)	(2,566,719)	(2,956,729)
Non-current liabilities	(179,468)	(3,760)	(1,317,552)	(1,500,780)

Net assets	12,228	69,837	(95,232)	(13,167)

Net profit (loss)	(4,592)	(3,095)	487	(7,200)
Other comprehensive income	$(307)	$(1,141)	$2,035	$587

The information related to each of the subsidiaries of the Group that has material NCI as of December 31, 2019 is summarized below:

	LifeMiles Ltd.	Taca International Airlines S.A.	Avianca Costa Rica S.A.	Other individually subsidiaries	Total
Percentage non-controlling interest	30.00%	3.17%	7.58%

Current assets	$52,807	$30,762	$28,747	$7,274	$119,590
Non-current assets	20,168	14,113	5,470	5,345	45,096
Current liabilities	(94,047)	(18,421)	(34,584)	(5,492)	(152,544)
Non-current liabilities	(172,582)	(37,848)	(806)	(3,072)	(214,308)

Net assets	(193,654)	(11,394)	(1,173)	4,055	(202,166)

Net profit (loss)	26,829	(3,524)	(4,066)	478	19,717
Other comprehensive income	$(163)	$7	$(25)	$3	$(178)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Acquisition of Non-Controlling Interest

In October 2020, the Group acquired an additional 19.9% interest in LifeMiles, increasing its stake from 70% to 89.9%; additionally, it signed a purchase option to acquire the remaining 10.1% of LifeMiles shares. The acquisition was carried out through DIP financing and $26,500 in cash. In accordance with the high probability of exercising the option by the group, an anticipated purchase was recognized for accounting purposes, increasing the stake from 89.9% to 100%. AV Loyalty (Cayman) Limited legally holds its 10.1% stake in LifeMiles ordinary shares.

The book value of LifeMiles’ equity (deficit) in the group’s consolidated financial statements was $ (652,040)

Book value of the acquired non-controlling interest ($652,040*30%)	$(195,612)
Consideration paid of acquired non-controlling interest	(200,000)

Increase in accumulated losses attributable to the Group	$(395,612)

Due to this transaction, there was an increase in accumulated losses in equity attributable to the group for $395,612.

(26)	Losses per share

The calculation of basic loss per share at December 31, 2020 and 2019 is as follows:

	Total December 31, 2020	Total December 31, 2019	Total December 31, 2018
Net loss attributable to Avianca Holdings S.A.	$(1,086,935)	$(913,712)	$(24,803)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	660,800
Preferred stock	336,187	336,187	336,187
Losses per share (1)
Common stock	$(1.09)	$(0.92)	$(0.03)
Preferred stock	$(1.09)	$(0.92)	$(0.03)

(1)	Expressed in dollars.

There are no interests in convertible preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(27)	Operating revenue

The Group had no major customers which represented more than 10% of revenues in 2020 and 2019. The Group tracks its segmented gross revenue information by type of service provided and by region, as follows:

By type of service provided

	Year ended December 31, 2020	Percentage	Year ended December 31, 2019	Percentage	Year on Year Variation
Domestic
Passenger	511,839	30%	$2,000,222	43%	(1,488,383)
Cargo and courier	294,312	17%	285,802	6%	8,510

	806,151	47%	2,286,024	49%	(1,479,873)

International
Passenger	492,144	29%	1,904,542	41%	(1,412,398)
Cargo and courier	278,302	16%	282,576	6%	(4,274)

	770,446	45%	2,187,118	47%	(1,416,672)

Other (1)	134,988	8%	148,354	4%	(13,366)

Total operating revenues	1,711,585	100%	$4,621,496	100%	(2,909,911)

	Year ended December 31, 2019	Percentage	Year ended December 31, 2018	Percentage	Year on Year Variation
Domestic
Passenger	$2,000,222	43%	$2,001,825	41%	(1,603)
Cargo and courier	285,802	6%	303,343	6%	(17,541)

	2,286,024	49%	2,305,168	47%	(19,144)

International
Passenger	1,904,542	41%	2,072,566	42%	(168,024)
Cargo and courier	282,576	6%	315,433	7%	(32,857)

	2,187,118	47%	2,387,999	49%	(200,881)

Other (1)	148,354	4%	197,663	4%	(49,309)

Total operating revenues	$4,621,496	100%	$4,890,830	100%	(269,334)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Other operating income

Other operating revenue for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Frequent flyer program	$48,207	$40,794	$46,376
Ground operations (a)	6,032	18,448	23,592
Leases	619	11,590	22,610
Maintenance	10,350	8,162	58,032
Interline	742	2,087	2,025
Other (b)	69,038	67,273	45,028

	$134,988	$148,354	$197,663

(a)	Group provides services to other airlines at main hub airports.

(b)	Corresponds mainly to income from penalties, distribution of dividends received, additional services and the amortization of sale and leaseback.

Contract balances

The following table provides information on accounts receivable, assets and liabilities of contracts with customers:

	Notes	December 31, 2020	December 31, 2019
Net of accounts receivable	9	$118,665	$215,673
Prepaid compensation customers	12	1,870	13,768
Air traffic responsibility	22	(399,184)	(337,363)
Deferred frequent flyer income	22	(452,815)	$(417,632)

(28)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2020 and 2019, are the following:

	Note	December 31, 2020	December 31, 2019
Cash flow hedges - assets
Fuel price		$—	$525
Interest rate		—	11

Total		$—	$536

Cash flow hedges - liabilities
Interest rate	23	$2,697	$1,241

Total		$2,697	$1,241

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The notional value of derivatives recognized as hedging instruments for the period ended December 31, 2019, is equivalent to 6,792,000 gallons of jet fuel for aircraft, As of December 31, 2020, the Group does not have fuel price hedges.

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

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to December 31, 2020 and December 31, 2019:

December 31, 2020	Fair Value	1–12 months	12–24 months
Fuel price
Liabilities	$2,697	$—	$2,697

December 31, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$525	$525	$—
Interest rate
Assets	11	—	11
Liabilities	$1,241	$—	$1,241

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2020, 2019 and 2018, a net (loss)/gain relating to the hedging instruments of 474, $3,932 and $(13,701) respectively is included in other comprehensive income (See note 24).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(29)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2020 and December 31, 2019 are the following:

	Notes	December 31, 2020	December 31, 2019
Derivatives not designated as hedges – liabilities
Derivative contracts of interest rate	23	$—	$48

Total		$—	$48

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

(30)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2020, and 2019, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(31)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2020:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments	$—	$42,919	$—	$42,919
Assets of the benefits plan	$—	$216,548	$—	$216,548
Assets held for sale (1)	$—	$884	$—	$884
Revalued administrative property (note 14)	$—	$—	$110,931	$110,931

(1)	Assets held for sale don’t including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 28 and 29)	$—	$2,697	$—	$2,697
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$6,275,788	$—	$6,275,788

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (note 28 and 29)
Aircraft fuel hedges	$—	$525	$—	$525
Interest rate derivatives	—	11	—	11
Investments	—	55,440	—	55,440
Assets of the benefits plan	—	204,527	—	204,527
Assets held for sale (1)	—	694,336	—	694,336
Revalued administrative property (note 14)	$—	$—	$111,112	$111,112

(1)	Assets held for sale don’t including sales costs associated.

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 28 and 29)	$—	$1,289	$—	$1,289
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,454,688	$—	$5,454,688

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

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

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings, Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts, The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations, The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties, Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property, The fair values of the properties were determined by using market comparable methods, This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property, The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(32)	Income tax expense and other taxes

Assets and liabilities for taxes as of December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Current income tax – assets	$44,681	$99,973
Other current taxes
Current VAT – assets	36,403	90,955
Other taxes current	30,701	7,791

Total other current taxes	67,104	98,746

Total current tax – assets	$111,785	$198,719
Non-current income tax – assets	—	1

Total tax - assets	$111,785	$198,720

Current income tax - liabilities	($54,738)	$(26,421)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Components of income tax expense

Income tax expense for the periods ended December 31, 2020, 2019 and 2018 comprises the following:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Current income tax:
Current income tax charge	$54,738	$25,171	$24,208
Changes in estimates related to prior years	(3,731)	1,304	2,943
Deferred tax expense:
Relating to origination and reversal of temporary differences	53	(2,492)	(6,938)

Income tax expense reported in the income statement	$49,431	$23,983	$20,213

a)	Reconciliation of the Tax Rate in accordance with the Tax Provisions and the Effective Rate:

Standards in other countries

Subsidiary companies in Ecuador must pay a capital gains tax at a 28% rate. For subsidiaries in Costa Rica, México and Salvador, the rate is 30%, in Guatemala the rate is 25%.

Standards in Colombia

Income tax recognized in income

In 2019, the National Government issued Law 2010 in accordance with the objectives on the matter promoted by Law 1943 of 2018, however, it presents the following modifications:

Income tax rate for taxable year 2020 and following:

Year	General Rate*	Rate Applicable to Financial Entities **
2020	32%	36%
2021	31%	34%
2022 and next	30%	33%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Applicable rate for national companies, permanent establishments and foreign entities.

**	Rate applicable to financial entities with taxable income equal to or greater than 120,000 UVT, as provided in paragraph 7 included in article 240 of the Tax Statute.

Presumptive income tax

On the other hand, it reduces for the year 2020, the applicable rate for the purposes of calculating income tax under the presumptive income system, which will be 0.5% of the taxpayer’s net worth of the immediately previous year. From the year 2021 the applicable rate will be 0%.

Dividend Tax

The rate is reduced from 15% to 10% for resident natural persons, illiquid inheritance. also, the rate is increased from 7.5% to 10% for non-resident natural and legal persons and permanent establishments. The withholding applicable to national companies remains at the rate of 7.5%.

Equity tax

For the taxable years 2020 and 2021, the wealth tax is maintained, for natural persons, resident illiquid successions and non-resident natural and legal persons.

Fifty percent (50%) of the equity value of the assets subject to the complementary tax of tax normalization that have been declared in the taxable period 2020 and that have been repatriated to Colombia and invested with vocation was added to the taxable base of the tax. of permanence in the country, in accordance with the standardization tax provided for in this Law.

Normalization Tax

The new tax normalization tax is created for the year 2020, complementary to the income tax and the wealth tax, in charge of the taxpayers of the income tax or substitute income tax regimes that have omitted assets or liabilities non-existent as of January 1, 2020. The applicable rate for this taxable period is 15% and the independent return had to be presented until September 25, 2020, which does not allow correction or extemporaneous presentation, as in 2019 the base Taxable may be reduced to 50% when the taxpayer repatriated normalized assets from abroad and invests them with a vocation to remain in the country for a period of no less than two years as of January 1, 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Transfer Pricing

Income tax payers who carry out operations with related parties or related parties abroad are obliged to determine, for income tax purposes, their ordinary and extraordinary income, their costs and deductions, their assets and liabilities, considering for these operations the prices and profit margins that would have been used in comparable operations with or between economically unrelated operations.

Independent advisors advance the update of the transfer pricing study, required by tax provisions, tending to demonstrate that the operations with foreign economic associates were carried out at market values during 2020. For this purpose, the Company will present an informative statement and will have available the referred study for the end of July 2021. Failure to comply with the transfer pricing regime may lead to financial penalties and a higher income tax; However, the Administration and its advisers are of the opinion that the study will be concluded in a timely manner and will not result in significant changes to the base used for the determination of the 2020 income tax provision.

Audit benefit

Law 1943 of 2018 established that taxpayers who for the taxable year 2019 and 2020 in their private liquidation of income and complementary taxes increase the net income tax by at least a minimum percentage of 30%, in relation to the Net income tax for the immediately preceding year, your return will be final within six (6) months from the date of its presentation if no notice of a summons to correct or special requirement or special summons or provisional liquidation has been notified and, provided that the declaration is presented in a timely manner and the payment is made within the established deadlines.

However, if the increase in the net income tax is at least 20%, in relation to the net income tax of the immediately previous year, the return will be final within twelve (12) months following the presentation of the statement if no notice has been notified to correct or special requirement or special location or provisional settlement and the statement is always submitted in a timely manner and payment is made within the established deadlines.

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specific geographic area; (ii) when it is shown that declared withholdings at source are non-existent; (iii) when the net income tax is less than 71 UVT (2020 is equivalent to $ 2,528,097). The term provided in this rule does not extend for withholding tax returns or for sales tax, which will be governed by the general rules.

Tax Procedure.

The audit benefit applicable to the taxable year 2019 is extended to the taxable years 2020 and 2021.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The term of firmness applicable to declarations in which tax losses are offset or generated is reduced to five years and compared to the years in which it is obliged to comply with the transfer pricing regime.

The term for voluntarily correcting tax returns in which the balance in favor is decreased or the amount to be paid increases is extended to three years.

Firmness of Income Tax and Complementary Tax Returns

Before the issuance of Law 1819 of 2016, article 714 of the Tax Statute established the following firmness terms:

to. General firmness: 2 years following the expiration date of the term to declare.

b. Late filing: 2 years following the filing date of the return.

c. Balance in favor: when the return presents a balance in favor of the taxpayer, it will be final within 2 years after the date of submission of the request for refund or compensation.

As of the year 2017 and with the entry into force of Law 1819 of 2016, the general term of firmness of tax returns is 3 years from the date of their expiration or from the date of their presentation, when these have been submitted extemporaneously. The firm term is 6 years when there are transfer pricing obligations.

Regarding those declarations in which favorable balances are presented, the firm term is 3 years, from the date of the presentation of the request for refund or compensation.

Regarding those tax returns in which tax losses are offset, the firmness corresponds to the same term that the taxpayer has to offset it, that is, 12 years. This term extends from the date of compensation for 3 more years in relation to the statement in which said loss was settled.

As of the year 2020, with the entry into force of the 2010 law of 2019, those tax returns in which tax losses are offset, the firmness corresponds to five years

As of 2019 and with the entry into force of Law 1943 of 2018, the extension of the firmness of 3 additional years for compensation of tax losses is eliminated.

As of the year 2020, with the entry into force of the 2010 law of 2019, those tax returns in which tax losses are offset, the firmness corresponds to five years

As of 2019 and with the entry into force of Law 1943 of 2018, the extension of the firmness of 3 additional years for compensation of tax losses is eliminated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Reconciliation of the Tax Rate in Accordance with the Tax Provisions and the Effective Rate:

The consolidated loss before income tax amounted to $1,044,704 in 2020 and $870,012 in 2019, and the income tax expense amounted to $49,431 in 2020 and $23,983 in 2019. The effective tax rate in 2020 was (5%) and (3%) in 2019. The corporate income tax rate in 2020 was 32% and 33% in 2019. The differences between the corporate income tax rate and effective tax rate are generated by subsidiaries with net losses in some jurisdictions where is not recognized deferred tax assets due to it is not probable that taxable profits will be available against which the deductible temporary differences can be utilized.

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Year ended December 31, 2020		Year ended December 31, 2019		Year ended December 31, 2018
Net (loss) profit for the year		$(1,094,135)		$(893,995)		$1,143
Total income tax expense		49,431		23,983		20,213

(Loss) profit before income tax		$(1,044,704)		$(870,012)		$21,356

Income tax at Colombian statutory rate	32%	(334,305)	33%	(287,104)	37.00%	7,902
Productive fixed assets special deduction	0%	—	0%	—	(268.0%)	(57,229)
Permanent differences (1)	(19%)	195,061	(16%)	136,798	(390.8%)	(83,458)
Non-deductible taxes	0%	—	0%	(167)	16%	3,413
Effect of tax exemptions, tax rates and exchange rates in foreign jurisdictions	(7%)	75,132	(11%)	91,570	1,191.2%	254,391
Non recognized deferred tax assets	(11%)	115,817	(9%)	82,362	(544.9%)	(116,362)
Prior year adjustments	0%	(2,114)	0%	(36)	(5.8%)	(1,245)
Changes in tax rates	0%	(160)	0%	560	59.9%	12,801

	(5%)	$49,431	(3%)	$23,983	95%	$20,213

(1)

Corresponds mainly to (a) application of special tax bases of taxation in subsidiaries that operate in El Salvador and Costa Rica, (b) non-deductible expenses for special deductions for the disposal of certain fixed assets and (c) application of the exception of IAS 12 in the recognition of deferred tax for investments in subsidiaries.

(b) Deferred Taxes with Respect to Subsidiary Companies:

During the year ended December 31, 2020 Avianca S.A. and Tampa Cargo S.A.S. are the dominant companies in their subsidiaries, which can control the future moment in which the temporary differences related to their investments will be reversed and additionally these are not expected to reverse in the foreseeable future. Consequently, and in accordance with the exception allowed by paragraphs 39 and 44 of IAS 12, deferred tax liabilities for US $ 99 million were not recognized as of December 31, 2020, for the year 2019 this figure is US $ 71 million.

(c) Deferred Tax Unrecognized Assets on Tax Credits:

As of December 31, 2020, and 2019, the following is the detail of the tax losses and excess presumptive income of the Company that have not been used and on which no active deferred tax has been recognized:

Tax losses originated in the year:

2017	$87,569
2018	86,630
2019	51,849
2020	27,201

Total:	$253,249

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Excess of presumptive income originated in the year:

Year 2017	$1,250
Year 2018	340

Total:	$1,590

The Group has deferred tax asset corresponding to the aforementioned tax losses for $76 millions. However, according to the Company’s financial projections no tax income will be generated for the next 3 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according with accounting standards.

(d) Deferred tax by type of temporary difference:

The differences between the carrying value of assets and liabilities and the tax bases, lead to temporary differences that generate deferred taxes, calculated and registered in the periods December 31, 2020 and 2019 applying the tax rate for the taxable year in which those temporary differences will be reversed.

Below is an analysis of the deferred tax assets and liabilities of the Group:

Consolidated statement of financial position

	December 31, 2020	December 31, 2019	Variation
Assets (liabilities)
Accounts payable	$461	$39,904	$(39,443)
Aircraft maintenance	909	(3,691)	4,600
Pension liabilities	10,477	10,599	(122)
Provisions	96,151	24,330	71,821
Loss carry forwards	—	5,333	(5,333)
Unrecognized deferred tax asset	(43,099)	—	(43,099)
Non-monetary items	(51,621)	(36,626)	(14,995)
Intangible assets	(304)	1,159	(1,463)
Other	(1,660)	(32,313)	30,653

Net deferred tax assets / (liabilities)	$11,314	$8,695	$2,619

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Reflected in the statement of financial position as follows:

	December 31, 2020	December 31, 2019
Deferred tax assets	$25,236	$27,166
Deferred tax liabilities	(13,922)	(18,471)

Deferred tax assets (liabilities) net	$11,314	$8,695

Reconciliation of deferred tax assets net

	December 31, 2020	December 31, 2019
Opening balance as of January 1,	$8,695	$6,136
Tax income during the period recognized in profit or loss	(53)	2,492
Tax income during the period recognized in other comprehensive income	(818)	441
Exchange differences	3,490	(374)

Closing balance as of December 31	$11,314	$8,695

e)	Effect of deferred tax on each component of the other comprehensive income account:

The following summarizes the effects of deferred tax on each component of the other comprehensive income account:

Consolidated Statement of Other Comprehensive Income	December 31, 2020	December 31, 2019	December 31, 2018
Reserves related to actuarial gains and losses	$(818)	$441	$(39)

Income tax recorded directly in other comprehensive income	$(818)	$441	$(39)

(33)	Provisions for legal claims

As of December 31, 2020, and 2019 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The changes in provisions for litigation as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Balances at the beginning of the period	$20,244	$7,809
Provisions constituted	11,215	21,208
Provisions reverse	(3,660)	(6,537)
Provisions used	(453)	(2,236)
Deconsolidation subsidiary AV Perú	(4,032)	—

Balances at the end of the period	$23,314	$20,244

Among the provisions for litigation are those related to labor processes (December 31, 2020: $13,329, December 2019: $6,413), consumer protection processes (December 31, 2020: $2,620, December 2019: $4,101) and civil processes (December 31, 2020: $771, December 2019: $766).

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2020 and December 31, 2019, these contingencies amount to a total of $138,357 and $206,382 respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will be settled using the aforementioned forms of payment are estimated $21,242 as of December 31, 2020 and $28,174 as of December 31, 2019.

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

Internal investigations to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

In August 2019, the Group disclosed that it had discovered a business practice at the Group whereby Group employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on its current understanding have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. The Group commenced an internal investigation, supervised by the Audit Committee, and retained reputable outside counsel and a specialized forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U.S. and non-U.S. anti-corruption laws. In 2018, the Group implemented certain revisions to its policies designed to prevent such practice from occurring, including limiting the number of persons at the Group who are authorized to issue free and discounted airline tickets and upgrades, and requiring additional internal approvals. On August 13, 2019, the Group voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and, subsequently, to the Colombian Financial Superintendence.

Also, in February 2020, the Office of the Attorney General of Colombia served Avianca with a search warrant of its offices with the objective of collecting information related to this investigation, As has been its practice, Avianca has cooperated and will continue to cooperate with all pertinent authorities, Avianca will provide the information being requested to the Office of the Attorney General of Colombia, while exercising its legal rights to ensure that its confidential and privileged information remains protected.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The U.S. and Colombian government inquiries described above, related inquiries and developments in other countries, and the Group’s internal investigations are continuing, Any action in these or related inquiries, proceedings or other developments, or any agreement the Group enters into to settle the same, may result in substantial fines, reputational harm and other sanctions and adverse consequences, Based upon the opinion of its outside counsel, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters. As of the date of this report, the investigations remain ongoing.

Internal Investigation regarding potential impacts at the group due to corrupt business practices at Airbus

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices, Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made, As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts, We have disclosed this internal investigation to the U.S. Department of Justice and the SEC, as well as the Superintendence of Industry and Commerce and the Colombian Office of the Attorney General, We are cooperating with all agencies, Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U.S. Department of Justice, the SEC or local regulators or officials, If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us, The Office of the Attorney General of the Nation in Colombia has authorized us to act as potential victims of these events, and as such we have been participating. As of the date of this report, the investigations remain ongoing.

Review of potential inadvertent violations of the U.S. Cuban Assets Control Regulations

In September 2019, the Group disclosed that it had become aware that it had become subject to U.S. jurisdiction for purposes of certain U.S. sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury. This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Group’s parent company, Synergy Aerospace Corp, (Synergy), of approximately 78% of the Group’s voting common shares (Share Transfer) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (BRW). Synergy had formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

Airlines. Having become aware that as a consequence of the ownership change the Group is considered a person subject to U.S. jurisdiction under certain of OFAC’s sanctions programs, the Group engaged outside counsel to conduct a review aimed at identifying any potential violations of U.S. sanctions regulations. As a result of this review, the Group identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U.S. Cuban Assets Control Regulations (CACR) during the period following the Share Transfer. During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an inconsequential amount of the Group’s gross revenues. On September 25, 2019, the Group submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations, followed by more detailed full narrative voluntary self-disclosures submitted on October 4, 2019, and November 25, 2019. OFAC is currently reviewing these voluntary self-disclosures. In concert with these voluntary disclosures, the Group commenced the termination of all of its Cuba-related activities. As of to date of issuance of these consolidated financial statements, the Group no longer operates any flights to Cuba, nor does the Group sell any passenger or cargo tickets involving Cuba (including via its codeshare and interline partners). The Group no longer maintains a physical presence in Cuba and has issued termination notices for all of its legacy Cuba-related contracts and employees (for example, ground services, ticket sales, and other services in Cuba that supported the Company’s now-terminated Cuba passenger flights). The Group has kept OFAC apprised of these actions and remains in communication with OFAC concerning the Group’s voluntary self-disclosures and the termination of the Company’s Cuba-related activities. Based on the above, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to theses matters. As of the date of this report, the investigations remain ongoing.

In light of the above, the Group has embarked on a comprehensive effort to improve and expand its compliance program worldwide, including enhancements to the Group’s existing sanctions screening processes, implementation of a comprehensive sanctions compliance program, and sanctions training for key Group employees.

(34)	Future aircraft leases payments

The Group has 75 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year (1)	$1,883,281

$1,883,281

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	It corresponds to financial leases that were in default before Chapter 11 and therefore all debt is short-term.

The Group has 62 aircraft that are under operating leases, which have an average remaining lease term of 59 months. Operating leases can be renewed, in accordance with the administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year(1)	$274,167
Between one and five years	824,391
More than five years	282,474

$1,381,032

In the first quarter of 2020, the Group terminated the lease agreements of two (2) Embraer E-190s with Aerolitoral, S.A. de C.V. and ended the wet lease agreement of one (1) A330. During the period, nine (9) A320s were converted from finance lease to operating lease through a sale and lease back transaction and ten (10) E190s and two (2) A300Fs were sold.

In June 2020, the Group terminated operating leases on two (2) A319s and two (2) A320s and finance leases on two (2) A321s, two (2) A330s and four (4) ATR72s.

Future operating lease commitments are calculated under the assumption that the aircraft will be in continuous operation. However, the amounts may vary depending on the aircraft operating plan during the Chapter 11 reorganization process, in which the Group agreed with the aircraft lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

The Group has 9 spare engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$4,789
Between one and five years	17,856
More than five years	701

$23,346

As of December 31, 2020, the Group rejected under Chapter 11 leases for three (3) engines with future commitments, of which two (2) engines are from the A320 fleet and one (1) engine is from the E190 Fleet. At the end of 2020, the termination documents for these leases were in the process of being signed, which would formalize the departure of the engines from Avianca Holdings S.A. fleet.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

In the fourth quarter of 2020, the return of two (2) TRENT 772 engines supplied by the workshop to cover removals for repairs is legalized and five (5) CFM56-5B4/P engines are incorporated under operating leases for a term of 1 year.

Future operating lease commitments are calculated under the assumption that the engines will be operating continuously. However, amounts may vary depending on the engine operating plan during the Chapter 11 reorganization process, in which the Group agreed with the engine lessors on a variable “Power-by-the-Hour” compensation structure based on flight hours.

During the year ended December 31, 2020, 16 A320, 4 A321 and 2 A330 operating leases were extended, 3 A320neo were added to the fleet under operating leases, 1 A300F was destroyed (due to damage), 1 A300F was acquired, 10 A318 and 2 A320 finance leases and 2 owned A320s were sold. A lease agreement for 1 B787-9 was also signed during 2019.

The value of payments recognized as expenses in the period is:

	December 31, 2020	December 31, 2019
Leases minimum payments	$3,398	$11,762

(35)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines as of December 31, 2020, as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$21,175	$126,212	$1,629,460	$3,917,096	$5,693,943

Current prices disclosed reflect certain discounts negotiated with suppliers as of the date of the consolidated statement of financial position, which are calculated on a highly technical basis and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including aircraft order volumes.

At the end of 2019, with the reorganization of the company, the aircraft contract with Airbus was renegotiated, where the delivery dates were postponed and some aircraft cancellations were made, leaving the order for 88 aircraft, with the first one arriving in 2025. Additionally, negotiations with Boeing resulted in the remaining two 787-9 aircraft arriving in 2024. Subsequently, with the arrival of the COVID-19 and the entry into Chapter 11, the receipt of a Spare engine that had been purchased from CFM and future acquisitions were put on hold due to the situation. For this reason, we are waiting to see what will happen with the three manufacturers and their respective contracts while the figures to achieve the ideal fleet in the short, medium and long term are being finalized, so these contracts will have to be negotiated according to what is most convenient for the company in terms of profitability and the current situation of the aeronautical sector.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

(36)	Dividends

The Group did not decree or pay dividends during ended December 31, 2020, based on the retained earnings as of December 31, 2019, and dividends were decreed by the Group during ended December 31, 2019, based on retained earnings as of December 31, 2018:

	December 31, 2020	December 31, 2019
Dividends decreed
Dividend - Ordinary shared	$—	$9,862
Dividend - Preferred shared		5,523

Total	$—	$15,385

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

Dividends paid to minority shareholding

During the year ended December 31, 2019, LifeMiles Ltd. paid dividends for $36 million. In 2020, there are not payments of dividends.

(37)	Debt covenants

As of December 31, 2020, Avianca Holdings S.A. was party to a long-term loan agreement (“DIP Credit Agreement”) pursuant to which Avianca Holdings S.A.’s Maximum Cumulative Cash Burn as of such date was $395,400 and maintain consolidated cash of no less than $400,000. Avianca Holdings S.A.’s actual cumulative cash burn as of December 31, 2020 was of $140,901.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

(Debtor in Possession)

Notes to Consolidated Financial Statements

(In USD thousands)

The negative covenants limiting the obligors’ ability to: dispose of certain assets, enter into transactions with affiliates, grant liens, modify their main line of business, merge or consolidate, incur additional debt, conduct investments, make restricted payments, change their fiscal year end or accounting policies, enter into agreements containing negative pledge clauses and to amend or modify the Lifemiles securities purchase agreement.

Covenant to maintain consolidated cash of no less than $400 million on each date of determination and not to exceed certain cumulative cash burn.

(38)	Special Charges

As of December 31, 2020, the Group registers $66,652 in special charges regarding expenses incurred in relation to the voluntary petitions filed, on May 10, 2020 by Avianca Holdings and certain of its subsidiaries, under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.

(39)	Subsequent Events

In the first quarter of 2021, the Group received the third disbursement of the DIP loan and presented a motion to reject the leases of 2 aircraft corresponding to 2 A319.

****